Form 20-F
period 2010-12-31
BITAUTO HOLDINGS LTD
filed 2011-05-12
CIK 1499781

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to

Commission file number: 001-34947

BITAUTO HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People’s Republic of China
(Address of principal executive offices)

Xuan Zhang
Chief Financial Officer
Tel: (86-10) 6849-2345
Email: ir@bitauto.com
Fax: (86 10) 6849-2200
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered

American depositary shares, each representing one ordinary share	New York Stock Exchange
Ordinary shares, par value US$0.00004 per share	New York Stock Exchange *

* Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 41,253,390 ordinary shares, par value $0.00004 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” and “Bitauto” refer to Bitauto Holdings Limited, a Cayman Islands company, its subsidiaries and special purpose entities, or SPEs;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“IFRS” refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB;

•	“RMB” or “Renminbi” refers to the legal currency of China and “$,” “dollar,” “US$” or “U.S. dollar” refers to the legal currency of the United States; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00004 per share, and “preference shares” refers to our Series A preference shares, Series B preference shares, Series C preference shares, Series D-1 preference shares and Series D-2 preference shares, par value $0.00004 per share.

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of 6.6000 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rates” on page 6 of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future development, financial positions and results of operations;

•	the expected growth of the automotive industry and Internet marketing industry in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	our ability to stay abreast of market trends and technological advances;

•	our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others;

•	competition in the automotive industry and Internet marketing industry;

•	PRC and United States governmental policies and regulations relating to the automotive industry and Internet marketing industry;

•	litigation and government proceedings involving our company and industry; and

•	general economic and business conditions, particularly in the United States and China.

You should read thoroughly this annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. Other sections of this annual report, including the Risk Factors and Operating and Financial Review and Prospects, discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2007, 2008, 2009 and 2010 and our selected consolidated statements of financial position data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements. Our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010 are included elsewhere in this annual report. We have not included financial information for the year ended December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008, 2009 and 2010 and cannot be provided on an IFRS basis without unreasonable effort or expense. Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2007	2008	2009	2010
Consolidated Statements of Comprehensive Income Data	RMB	RMB	RMB	RMB	$
	(In thousands, except per Share and per ADS data)

Continuing Operations
Revenue	127,699	238,978	293,313	458,105	69,410
Cost of revenue	(44,502)	(74,224)	(105,746)	(148,701)	(22,530)

Gross profit	83,197	164,754	187,567	309,404	46,880
Selling and administrative expenses(1)	(67,589)	(99,951)	(125,268)	(212,002)	(32,122)
Product development expenses	(4,644)	(14,437)	(17,090)	(29,778)	(4,512)

Operating profit	10,964	50,366	45,209	67,624	10,246
Other income	1,933	4,180	595	5,358	812
Other expenses	(43)	(1,267)	(1,168)	(1,346)	(204)
Changes in fair value of derivative component of convertible preference shares	(155,202)	50,295	(33,305)	(1,270,702)	(192,531)
Changes in fair value of convertible promissory notes	—	(8,709)	680	—	—
Interest income	743	636	373	618	94
Interest expense	—	—	—	(993)	(150)
Finance costs on convertible preference shares	(4,252)	(10,748)	(14,917)	(9,355)	(1,417)

(Loss)/profit before tax from continuing operations	(145,857)	84,753	(2,533)	(1,208,796)	(183,150)
Income tax expense	(127)	(439)	(3,503)	(13,185)	(1,998)

(Loss)/profit from continuing operations	(145,984)	84,314	(6,036)	(1,221,981)	(185,148)

(Loss)/profit for the year(2)	(174,416)	36,416	(60,348)	(1,273,291)	(192,923)
Total comprehensive (loss)/income(3)	(164,395)	54,742	(60,150)	(1,247,878)	(189,072)

	For the Year Ended December 31,
	2007	2008	2009	2010
Consolidated Statements of Comprehensive Income Data	RMB	RMB	RMB	RMB	$
	(In thousands, except per Share and per ADS data)

(Loss)/profit per share from continuing operations attributable to ordinary shareholders
Basic	(6.86)	3.16	(0.21)	(36.74)	(5.57)
Diluted	(6.86)	1.64	(0.21)	(36.74)	(5.57)
(Loss)/profit per share attributable to ordinary shareholders
Basic	(8.21)	1.41	(2.07)	(38.29)	(5.80)
Diluted	(8.21)	0.87	(2.07)	(38.29)	(5.80)
Weighted average number of ordinary shares outstanding used in (loss)/profit per share calculation
Basic	10,633,323	12,048,855	12,123,008	15,987,475
Diluted	10,633,323	27,282,708	12,123,008	15,987,475
Other Financial Data:
Non-GAAP profit from continuing operations(4)	15,613	54,270	41,798	70,348	10,660

(1)	Including share-based payments of RMB2.1 million, RMB0.8 million, RMB0.3 million, and RMB7.5 million ($1.1 million) in 2007, 2008, 2009 and 2010, respectively. And including non-capitalized initial public offering expenses of RMB4.8 million ($0.7 million) in 2010.

(2)	Including (loss)/profit for the year from continuing operations and loss after tax for the year from discontinued operations.

(3)	Including (loss)/profit for the year and foreign currency exchange difference.

(4)	Our management supplements the data they receive regarding IFRS (loss)/profit from continuing operations with non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to (i) changes in fair value of the derivative component of our convertible preference shares, (ii) changes in fair value of our convertible promissory notes, (iii) finance costs relating to our preference shares, (iv) share-based payments and (v) non-capitalized initial public offering expenses. This non-GAAP financial measure provides our management with the ability to assess our operating results without considering the charges resulting from our convertible preference shares being characterized as liabilities under IFRS. In addition, all convertible preference shares were automatically converted into ordinary shares upon the completion of our initial public offering in 2010 and, as a result, there are no such charges relating to our convertible preference shares starting in 2011. Furthermore, this non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business.

The use of non-GAAP profit from continuing operations has certain limitations. Although we believe the excluded items are less meaningful in evaluating our current performance, the excluded items may be important in assessing our operating and financial performance if we grant options and issue preference shares or other financial instruments, such as warrants and convertible bonds, in the future. If any of these events occur, the impact of these items likewise will not be reflected in the presentation of the non-GAAP profit from continuing operations. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, our non-GAAP profit from continuing operations may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as we do.

The following table sets forth the reconciliation of our non-GAAP profit from continuing operations to IFRS (loss)/profit from continuing operations, the most directly comparable financial measure calculated and presented in accordance with IFRS:

	For the Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	$
	(In thousands)

(Loss)/profit from continuing operations	(145,984)	84,314	(6,036)	(1,221,981)	(185,148)
Changes in fair value of derivative component of convertible preference shares	155,202	(50,295)	33,305	1,270,702	192,531
Changes in fair value of convertible promissory notes	—	8,709	(680)	—	—
Finance costs on convertible preference shares	4,252	10,748	14,917	9,355	1,417
Share-based payments	2,143	794	292	7,510	1,138
Non-capitalized IPO expenses	—	—	—	4,762	722

Non-GAAP profit from continuing operations	15,613	54,270	41,798	70,348	10,660

The following table sets forth our selected consolidated statements of financial position as of December 31, 2008, 2009 and 2010.

	As of December 31,
	2008	2009	2010
Consolidated Statements of Financial Position Data	RMB	RMB	RMB	$
		(In thousands)

Assets
Current assets	276,312	429,761	1,137,963	172,419
Non-current assets	90,163	103,105	37,733	5,717

Total assets	366,475	532,866	1,175,696	178,136

Liabilities
Current liabilities	154,620	249,735	352,283	53,376
Non-current liabilities:
Convertible preference shares	305,850	473,620	—	—
Total non-current liabilities	353,083	477,299	—	—

Total liabilities	507,703	727,034	352,283	53,376

Total equity	(141,228)	(194,168)	823,413	124,760

Total liabilities and equity	366,475	532,866	1,175,696	178,136

Exchange Rate Information

We conduct substantially all of our operations in China. A substantial portion of our sales and our costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 6, 2011, the noon buying rate was RMB6.4925 to $1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of Renminbi into the U.S. dollar are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.6000 to $1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2010.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per $1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May (through May 6)	6.4925	6.4931	6.4955	6.4920

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our future growth depends on the increased acceptance of the Internet as an effective marketing platform by the automotive industry and the increased Internet penetration among the general population in China.

We generate a significant portion of our revenues from providing Internet marketing services to automakers and automobile dealers. However, Internet marketing has not yet been widely accepted as an effective marketing platform by China’s automotive industry. Many of our current or potential customers have not traditionally devoted a significant portion of their advertising or marketing budgets to web-based media. They may have limited experience with the Internet as an advertising and marketing medium and therefore may not find the Internet to be effective for promoting their automobiles and related services. Some automakers and dealers may still prefer traditional print and broadcast media and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, development of web software that blocks Internet advertisements before they appear on a user’s screen may hinder the growth of Internet marketing. Our customers may choose not to use Internet marketing services if their advertisements cannot reach the intended population due to this kind of software. Any negative perceptions as to the effectiveness of Internet marketing services may limit the growth of our business and adversely affect our results of operations. If the Internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial position and results of operations could be materially and negatively affected.

Internet usage in China is limited among the general population. China has a relatively low penetration rate compared to most developed countries. The relatively high cost of Internet access may limit the increase in Internet penetration rate in China. The relatively underdeveloped telecommunications infrastructure and capacity constraints may further impede the development of the Internet to the extent that users experience delays, transmission errors and other difficulties. In addition, China has only recently developed the Internet as a commercial medium and as a result, our Internet marketing business is subject to many uncertainties, which could materially and adversely affect our business prospects, financial condition and results of operations.

Our dealer service delivery model is relatively new in China, and if we cannot attract enough dealers to subscribe to such service, we may not be able to sustain our revenue growth and operating profit.

With respect to our dealer customers, the manner in which we deliver our services is relatively new in China. Our Easypass platform, designed for dealers of new automobiles, is based on a service distribution model through which we deliver a package of software applications over the Internet to the subscribers of our new automobile dealer services. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our ucar.cn website and our partner websites through our Transtar platform, which is similar to our Easypass platform but is focused on used car listings. These platforms are Internet-based and offer a package of software applications that enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. This differs from the traditional licensing arrangements for software applications. Furthermore, Easypass and Transtar platforms enable our dealer customers to publish their automobile listing and promotional information simultaneously on our websites and our partner websites. We typically pay a fixed fee to our partner websites for space on their websites in order to extend our automotive content’s reach and to attract dealers to subscribe to our Easypass and Transtar services. If our service delivery model for dealers cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

Failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

While our brands have garnered recognition among automotive industry experts and participants, our bitauto.com and ucar.cn brands may not be widely recognized among general consumers and Internet users. In the past, while we had participated in trade shows and other branding events, we had not placed as significant a focus on marketing our brand names to general Internet users. We believe the importance of brand recognition will increase as the number of Internet users in China grows. If we fail to enhance our brand recognition among general Internet users, we may be less effective in attracting new advertising business to our own websites. Furthermore, for our websites to be successful, we need to attract visitors to our websites on a regular basis by providing automobile and other relevant information. We may need to offer news, reports, reviews and specifications on substantially all automobile models available in China even though the manufacturers of some automobiles do not use any of our Internet marketing services. If such free offerings fail to attract enough visitors to our websites, we may not be able to generate sufficient revenues to pay for these offerings, which could materially and adversely affect our financial position and results of operations.

We also need to continue to enhance our brand awareness among automobile dealers and automakers in order to build on our position as a leading automobile Internet marketing service provider. While we have a large network of dealer customers and can reach a broad consumer base by partnering with other portals, listings by our dealer customers are placed on our partner websites in addition to our own websites. Our partner websites that distribute our dealers’ listing information may not always quote our names on their websites, and as a result, we may not achieve greater visibility among Internet users. This could increase our reliance on our partner websites.

We intend to enhance our brand recognition among Internet users and gradually establish our identity independent of our partner websites by expending significant time and resources. However, we may not be able to achieve our goals in a short period of time, or our branding efforts may not achieve our expected results. This could significantly limit our business prospects and adversely affect our financial condition and results of operations.

A limited number of automakers have contributed to a significant portion of our revenues, and if we are unable to maintain these key relationships or establish new relationships with additional automakers, our results of operations would be materially and adversely affected.

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and ucar.cn websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business segment and the large size of their contracts with us. In 2008, 2009 and 2010, revenues from the top three customers in each period accounted for approximately 28.3%, 28.9% and 23.5%, respectively, of our total revenues from continuing operations. In particular, our largest customer, FAW Mazda Motor Sales Co., Ltd., or FAW Mazda, a China-based joint venture automaker, accounted for 20.8%, 21.4% and 16.3%, of our total revenues from continuing operations in 2008, 2009 and 2010, respectively. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from media vendors calculated as a percentage of qualifying payments for the advertising space purchased and utilized by our automaker customers. See “— Risks Related to Our Business and Industry — We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

Our top three customers vary from year to year, but FAW Mazda has remained our largest customer in the past three years. We anticipate that a small number of automakers, especially FAW Mazda, will continue to contribute to a significant percentage of our revenues in the foreseeable future. However, there is no assurance that our relationships with any of our existing automaker customers will continue in the future, or we could receive any minimum level of revenues from them. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.

An important part of our digital marketing solutions business is to place advertisements on other websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of qualifying payments for advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2009 and 2010, income from performance-based rebates accounted for 20.8% and 17.8%, respectively, of our total revenues from continuing operations. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Some major portals also require us to post a performance security deposit, which is usually 5% to 10% of the minimum value of advertisements we agree to place on such portals in a year or half a year. In this scenario, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could materially and adversely affect our financial condition and results of operations.

Our strategy to grow our used automobile-related business through our ucar.cn business may not succeed.

One of our growth strategies is to continue investing in our used automobile business through our ucar.cn website, which is currently a relatively small portion of our operations and for which we incurred a gross loss of

RMB4.5 million in 2009 and a gross loss of RMB8.5 million ($1.3 million) in 2010 primarily due to increases in cost of revenues. In the past few years, automobile purchases by general consumers have experienced rapid growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of a used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if a used automobile market does develop, we cannot predict whether there will be a similar market on the Internet and whether our ucar.cn website will be poised to capture any of the growth. Our investment in the used automobile business may not prove profitable if the online market for used automobile information fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our bitauto.com business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as radio, television, newspapers, and magazines, we still compete with them for clients and advertising revenues. Competition with portals and automotive vertical websites is primarily centered on website traffic and brand recognition among general Internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the Internet advertising business is relatively low, new competitors may be able to launch competitive services at relatively low costs and may acquire significant market share. Some competitors of our new automobile advertising services have greater financial and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. With respect to our new automobile dealer subscription services, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic. We believe our large dealer customer base and innovative Easypass automobile listing platform have put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

Our used automobile business, operated through our ucar.cn website, faces competitions from other used automobile websites, such as 51auto.com and hx2car.com, as well as other portals and media that publish used automobile information. The parameters of competition are similar to those of our bitauto.com business, except that the competition for our ucar.cn business is more focused on used automobile inventory and market penetration among dealers. Furthermore, the used automobile market is still in an early stage of development and we expect more competitors will join the market in the future.

For our digital marketing solutions business, we compete with other Internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising and Beijing Catch Stone Advertising. Most of these competitors do not focus only on the automotive industry, but also provide online marketing services to clients in other industries and may have greater resources and established reputation. As a result, these companies may be able to respond more quickly to changes in customer demands or to devote greater resources to the development, promotion and sale of their products and services than we can. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with other media vendors, the quality, breadth, prices and effectiveness of services. Competition could affect our market share, pricing, and cost structure. We may not be able to continue to compete effectively with our existing competitors, maintain our current fee arrangements, or compete effectively with new competitors in the future.

If we are unable to compete effectively and successfully at reasonable costs against our existing and future competitors in any of our business segments, our business prospects, financial condition and results of operations could be materially and adversely affected.

We may not be able to maintain good cooperative relationships with our partner websites on reasonable terms, which could materially harm our business and results of operations.

To broaden our automotive content’s consumer reach, we not only place listings by our dealer customers on our automotive vertical websites, bitauto.com and ucar.cn, but also on 59 partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online and social networking websites, such as Renren and Kaixin. We typically pay a fixed fee to our partner websites for their advertising resources. Our partner websites may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partner websites may choose to partner with our competitors or decide to develop an automobile listing and dealer information database by themselves. If we are unable to partner with all or most of major portals on reasonable terms, we may experience a reduction in the number of dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material changes to our relationship, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

We rely on China’s automotive industry for substantially all our revenues and future growth, but the automotive industry is still at an early stage of development and subject to many uncertainties.

We rely on China’s automotive industry for substantially all our revenues, which we generate from providing Internet marketing services to automakers and automobile dealers. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. However, China’s automotive industry is still at an early stage of development and remains subject to many uncertainties. We cannot predict how this industry will develop in the future. Further, the growth of China’s automotive industry could be affected by many factors, including:

•	general economic conditions in China and around the world;

•	the growth of disposable household income and the availability and cost of credit available to finance automobile purchases;

•	taxes and other incentives or disincentives related to automobile purchases and ownership;

•	environmental concerns and measures taken to address these concerns;

•	the cost of energy, including gasoline prices, and the cost of automobile licensing and registration fees;

•	the improvement of the highway system and availability of parking facilities; and

•	other government policies relating to the automotive industry in China, including the phasing out of government subsidies to promote auto sales.

Any adverse change to these factors could reduce demand for automobiles, which, in return, would likely reduce demand for our products and services from automakers and dealers. Demand for our products and services is particularly sensitive to changes in general economic conditions. Automakers and dealers typically cut their marketing expenditures during periods of economic downturn. In addition, purchases of new automobiles are often discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy. Historically, unit sales of automobiles, particularly new automobiles, has been cyclical, fluctuating with general economic cycles. If China’s automotive industry fails to expand or China’s economy stagnates or contracts, our business, financial condition and results of operations would be materially and adversely affected.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. After experiencing brief disruptions caused by the United States financial crisis, the Chinese economy has rebounded since early 2009 partly due to a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. More recently, there have been concerns over capital markets access, the solvency of certain European Union member states and unrest in the Middle East and Africa, which has resulted in higher oil prices and significant market volatility. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. It is impossible to predict how the Chinese economy would develop in the future and whether it might experience any financial crisis in a manner and scale similar to that in the United States. Nonetheless, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which are still considered as luxury items in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

In addition, an economic downturn may reduce the number of automakers and dealers in China and decrease the demand for our services. We depend on automakers and dealers for business. Continued economic growth in China expanded the network of automakers and dealers, which is the primary source of our customers. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and started offering new lines of automobiles. An increasing number of foreign brands gradually entered the Chinese market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of dealers. By contrast, negative economic trends could lead to consolidations among automakers and dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and dealers have used our products or services, consolidations may result in purchase cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations.

We may be liable to pay the media vendors in connection with the advertisements we placed with them on behalf of our automaker customers if we fail to collect some or all the payments from these automaker customers.

As part of our digital marketing solutions business, we place advertisements on the websites of our media vendors on behalf of our automaker customers. We enter into advertising agreements with media vendors only after our customers have confirmed the proposed advertisements in their agency agreements with us. The media vendors are obligated to place the advertisements based on our customers’ specific requirements. We receive net service fees for such advertising services and record a receivable from our customers and a corresponding payable due to the media vendors based on the total amount of advertisements placed. However, we need to pay our media vendors for their advertising resources when payments are due regardless of whether our automaker customers have made payments to us. Our contracts with media vendors generally also allow the media vendors to claim past-due payments of advertising fees directly from our automaker customers.

As of December 31, 2010, our trade and notes receivables and our trade payables were RMB283.7 million ($43.0 million) and RMB200.7 million ($30.4 million), respectively. Of these receivables and payables, RMB117.3 million ($17.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers, including automakers and dealers, may not renew their contracts or subscriptions for our services after the expiration of their terms. They may also renew for shorter contract lengths or for lower cost editions of our services. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ ability to maintain their operations and spending levels, and deteriorating general economic conditions. If our customers do not renew their contracts or subscriptions for our services or switch to lower cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business may suffer.

Problems with China’s Internet infrastructure or with our third-party data center hosting facilities could impair the delivery of our services and harm our business.

Our Internet businesses are heavily dependent on the performance and reliability of China’s Internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. Our Easypass and Transtar platforms use the Internet to deliver services to our dealer customers, who access our software applications on the Internet. Distribution of dealer listing information is also accomplished through the Internet. Because we do not license our software to our customers, our customers depend on the Internet to access our services. In addition, we depend on the Internet to effectively publish our customers’ advertisements on our websites, which must be properly running and accessible to all visitors at all times. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Our content distribution networks, located in several regions throughout China, may also be shut down or otherwise experience interruptions in a particular region. Internet access may not be available in certain areas due to national disasters, such as earthquakes, or local government decisions. If we experience technical problems in delivering our services over the Internet either at national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

Our main servers are located in the Internet data centers of third parties located in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

Any breaches to our security measures, including unauthorized access, computer viruses and “hacking,” may adversely affect our database and reduce use of our services and damage our reputation and brand names.

Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our websites, and other material adverse effects on our operations.

In particular, security breaches to our database could have a material and adverse effect on our business. Our Easypass and Transtar platforms not only allow our customers to edit and publish listing information, but also store and transmit such listings and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers’ data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer’s data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and “hacking.” Moreover, if a computer virus or “hacking” affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We may not be able to successfully expand our service network into other geographical markets in China.

As of December 31, 2010, we had sales and service representatives located in 82 cities across China and plan to expand our operations to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are invariably localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our competitive position and ability to generate revenues could be further harmed if we fail to develop and introduce new products and services.

Continued increases in our advertising revenues from our new and used automobile websites depend on our ability to attract and acquire consumers to our websites and monetize that traffic at profitable margins with advertisers. If our websites do not provide a compelling, differentiated user experience, we may lose visitors to competing sites. Further, if traffic to our websites declines, we may lose some of our advertising customers who may reduce or eliminate their advertising purchases through us. Our competitors may introduce new alternative products that are more sophisticated and cost-effective than ours. In addition, both our dealer services and digital marketing solutions businesses rely on continued product and service innovations to retain existing, and attract new, customers. Our dealer customers may not continue to subscribe to our online listing services if we do not timely enhance their user experience and broaden our product and service offerings. Similarly, our digital marketing solutions business may gradually lose its competitive advantage if we are slower in technological innovations or in announcing either new or enhanced products and services.

To increase our brand recognition and stay competitive, we need to continue to develop new products and services for visitors to our websites and our automaker and dealer customers. The planned timing or introduction of new products and services is subject to risks and uncertainties. There can be no assurance that any of our new products and services will achieve widespread market acceptance and generate incremental revenues. Moreover, actual timing may differ materially from original plans. Unexpected technical, distribution or other problems could delay or prevent the introduction of one or more of its new products or services. If our new products and services are not well received, we may not only lose money, but also harm our reputation, and our results of operations could be materially and adversely affected.

Our business is subject to seasonal fluctuations and unexpected interruptions, which make it difficult to accurately predict our future operating results.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Historically, our revenues tend to be lower in the first half and higher in the second half of each year. Advertising and promotional activities often increase in the second half of each year. New automobile models tend to be introduced in the last quarter, which usually leads to increases in advertising spending by automakers. Furthermore, some of our customers whose fiscal year ends with the calendar year often choose to take advantage of the last opportunities to increase their annual revenues before the year ends. In comparison, activity levels tend to decrease after the fourth quarter’s spending. Our customers and automobile consumers may not yet have a set plan for the new fiscal year. Further, the holiday period following the Chinese New Year is usually in the first quarter, which may contribute to the lower activity levels in the first half of each year. Therefore, the seasonality of the automobile retail business and the resulting spending pattern of automakers and dealers may result in greater emphasis on the importance of our fourth quarter results.

Nonetheless, if conditions arise in the second half of a year that depress or affect automobile sales and marketing spending by our customers, such as depressed economic conditions or similar situations, our revenues for the year may be disproportionately and adversely affected. As a result of these factors, our revenues may vary from quarter to quarter and our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. Therefore, you may not be able to predict our annual operating results based on a quarter-to-quarter comparison of our operating results. We expect quarterly fluctuations in our revenues and results of operations to continue. These fluctuations could result in volatility and cause the price of our ADSs to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our principal shareholders, directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your ADSs.

As of March 31, 2011, our principal shareholders, directors and executive officers beneficially own approximately 64.3% of our outstanding ordinary shares. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with your interests as our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. Corporate actions may be taken even if they are opposed by you and our other shareholders. This could deprive you and our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

Our business may be harmed by the potential conflicts of interest caused by our dual roles as both a supplier and a purchaser of advertisement resources.

As an Internet content provider, we supply advertisement space; as an advertising agent, we purchase advertisement space on behalf of our customers; as an automobile listing platform, we also purchase advertisement space and include it in our dealer subscription service package. Conflict of interests may arise between our roles as a purchaser and as a supplier of advertisement resources. As a supplier, we have incentives to place more advertisements on our own websites. Such conflicts could harm our reputation as an independent purchasing agent for our customers and our reputation as a supplier of advertisement resources. While we have and will continue to follow our customers’ instruction and maximize their interests, we do not know how the market will respond to our multi-functional roles in the future. Our customers have directed, and will continue directing, us to place their advertisements on websites of their choice, including websites in direct competition with ours, or our customers may choose not to advertise on our websites at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In early 2009, the PRC government lowered the purchase tax on passenger automobiles with 1.6 liter or smaller engine from 10% to 5% and introduced a trade-in subsidy on used automobiles with lower emission standards ranging from RMB3,000 to RMB6,000, leading to a 46% increase in passenger automobile sales in 2009. The purchase-tax for automobiles with 1.6-liter or smaller engines was adjusted to 7.5% in 2010 but was increased to 10% on January 1, 2011. In the face of concerns about a significant slowdown in automobile sales in 2010, the PRC government announced a plan to provide a subsidy of RMB3,000 per automobile for purchases of certain fuel-efficient automobiles with 1.6-liter or smaller engines. The trade-in subsidy was also expanded from RMB5,000 to RMB18,000. More recently, government subsidies to promote automobile sales are being phased out. In order to control traffic and reduce the number of automobiles in Beijing, local Beijing governmental authorities adopted regulations in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. These regulations have already affected the sale of automobiles in Beijing. These government policies may have a material impact on our business due to our reliance on the financial performance of automakers and automobile dealers. We cannot predict whether such government subsidies and tax cuts will continue in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the subsidy or tax cut if consumers have become used to such incentives and would delay purchase decisions in the absence of new incentives. As a result, our revenues may fluctuate and our results of operations may suffer.

If automakers are subject to product recalls, our business could suffer and our revenues may decrease.

Automakers are periodically subject to product recalls. In early 2010, Toyota announced product recalls around the world related to several of its automobile models. These product recalls interrupted the normal business operation of Toyota, its joint ventures and its dealers in China. In the past, other customers of ours also experienced product recalls. It is difficult to determine the impact product recalls might have on our business and revenues, but we expect that our revenues may decrease if Chinese consumers stop or reduce purchasing automobiles made by the recalling automakers, which might discourage such automakers and their dealers from using our services. If any of our customers experience product recalls in the future, our business, financial condition and results of operations could be adversely affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Some of our customers choose to produce their advertisements by themselves and we simply place them on our websites. While we do have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate such advertisements. If we are deemed to be in violation of such PRC regulations, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or revocation of our business license or advertising license, any of which may materially and adversely affect our business.

Furthermore, we may be subject to claims by consumers misled by information on our websites or other portals powered by our database. We may not to be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to ensure the accuracy of dealer pricing and listing information.

We rely on our dealer customers to timely and accurately update their automobile information, prices, sales and promotions. The popularity of our automobile listings posted by dealers, in particular pricing information of automobiles, is premised on the accuracy, comprehensiveness and reliability of the data. If the information listed by our dealer customers is frequently misleading or exaggerated, we may gradually lose our appeal for our visitors. Our reputation could be harmed and we could experience reduced traffic to our websites, which could adversely affect our business and financial performance.

Failure to protect our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could have a negative impact on our business.

We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but may not be able to register such marks, or register them within the category we seek. As of March 31, 2011, our applications to register certain Chinese-language marks related to ‘‘ ” and “ ” are still pending approval by the Trademark Office of the State Administration for Industry and Commerce of PRC, or the PRC Trademark Office. Our “ ” trademark was registered under some categories, but not under all categories we applied for. We are aware that the name ‘‘ ” is currently being used by Shenzhen Jinwei Tech, an automobile navigation system manufacturer in China, and that Shenzhen Lianhe Licheng Technology Development Company Limited registered “ ” with the PRC Trademark Office in 2006 under a category different from ours. We are also aware that marks that bear similarities to “ ” in writing or in pronunciation (such as ‘‘ ”, “ ” and “ ”) have been registered in a number of categories by third parties unrelated to us. As a result, our trademarks, in particular “ ”, may have been diluted. Such dilution could cause confusion among consumers or divert business opportunities from us, which could materially and adversely affect our business and results of operations.

Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. For example, some of our applications to register certain trademarks were denied by relevant PRC authorities in the past. Further, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. As the right to use Internet domain names is not rigorously regulated in China, other companies may have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. Our business could be materially and adversely affected if we could not adequately protect our content, trademarks, copyrights, trade secrets and other intellectual property.

Copyright infringement and other intellectual property claims against us may adversely affect our business.

We have collected and compiled on our websites, automobile-related news and reports, automobile pictures and specifications, maps, consumer reviews, and other documents and information prepared by third parties. Because some content on our websites is collected from various sources, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits, in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could harm our reputation and have a material adverse affect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of our database we offer to the consumers could be reduced, which may adversely affect our ability to attract and retain customers.

We rely heavily on our senior management team and key personnel and the loss of any of their services could severely disrupt our business.

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China’s automotive and Internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more of our senior executives or key personnel, Mr. Bin Li in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members. Each of our senior executives and key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or key personnel and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

We may not be able to attract and retain highly skilled employees, provide necessary training or maintain good relationships with our employees.

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified employees, in particular sales executives and engineers with high levels of experience in creative design, software development and Internet-related services. Competition for these employees is intense. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In order to attract prospective, and retain current, employees, we may have to increase our employee compensation by a larger scale and at a faster pace than we expect, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business. Finally, we may run into disputes with our employees from time to time and if we are not able to properly handle our relationship with our employees, our business and results of operations may be adversely affected.

Our business may suffer if we do not successfully manage our current and future growth.

We have experienced rapid growth in the past few years. Our revenues have increased from RMB127.7 million in 2007 to RMB 458.1 million ($69.4 million) in 2010. Our sales and service representative network has expanded to 82 cities as of December 31, 2010. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We began operations in 2000 and did not begin to grow significantly until 2005. Our limited operating history may not provide a meaningful basis on which to evaluate our business. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We expect to continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions; and

•	anticipate and adapt to changing conditions in the China’s automotive and Internet marketing industries as well as the impact of any changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We are susceptible to risks related to cash flow management.

We have experienced, and may continue to experience, short-term cash flow management problems from time to time. For example, some of our advertising services are not paid until after our services are fully performed. Some automakers may designate their advertising agencies to place their advertisements on our websites and subsequently pay us. Such advertising agencies may delay making payments to us, leading to longer aging cycles of our account receivables. Our cash flow from operations might not be sufficient to cover our account payables and we may incur penalty payments if we cannot pay third-party vendors on time. We may need to expend more resources in payment collections. This could negatively affect our results of operations in certain quarters and make it impossible to predict our future operating results.

Our third-party vendors may raise prices and as a result increase our operating expenses.

We rely on third parties for certain essential services, such as Internet services and server custody, and we may not have any control over the costs of the services they provide. Any third-party service provider may raise their prices, which might not be commercially reasonable to us. If we are forced to seek other providers, there is no assurance that we will be able to find alternative providers willing or able to provide comparable high-quality services and there is no assurance that such providers will not charge us higher prices for their services. If the prices that we are required to pay third-party vendors for services rise significantly, our results of operations could be adversely affected.

Future acquisitions could prove difficult to integrate, disrupt our business and lower our operating results and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. Acquisitions and investments involve numerous risks, including:

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	difficulties in, and the cost of, integrating operations, technologies, services and personnel; and

•	potential write-offs of acquired assets or investments.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of our ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Our business could be negatively impacted by the recent earthquake and tsunami that hit Japan and caused disruptions to the automotive industry.

On March 11, 2011, Japan was hit by a 9.0 magnitude earthquake, triggering a powerful tsunami that struck Japan’s northeastern coast shortly thereafter. These events have caused severe and extensive damage in Japan, which impacted not only the manufacturing facilities of automobile suppliers, but also Japan’s transportation, energy and distribution infrastructure. As a result of these disasters, there have been various disruptions to the flow of automobile parts from production facilities located in Japan to other countries and regions. The devastating effects of the earthquake and tsunami in Japan may have a negative impact on the automotive industry in China, affect the production and normal business operation of our Japanese automobile manufacturer customers or their joint ventures in China, and reduce their demand for our services. Accordingly, our business, financial condition and results of operations may be negatively affected.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2010, we have operations in 53 cities and sales and service representatives located in 82 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, severe acute respiratory syndrome, or SARS, or other pandemics. Any occurrence of these pandemic diseases or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, causing a material and adverse effect on our business operations.

We do not have any business liability, disruption or litigation insurance, and any business disruption or litigation we experience might result in our incurring substantial costs and diversion of resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products and are, to our knowledge, not well-developed in the field of business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, except for property insurance and automobile insurance, we do not have any business liability, disruption or litigation insurance coverage for our operations in China. Any business disruption or litigation may result in our incurring substantial costs and diversion of resources.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in Internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC law currently limits foreign ownership of companies that provide Internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other Internet information services, such as Internet advertising. Also, PRC laws and regulations do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China. We are a Cayman Islands company and foreign legal person under PRC law. Accordingly, neither we nor our wholly foreign-invested PRC subsidiary, BBII, is currently eligible to apply for the required licenses for providing Internet content services or advertising services in China.

As such, we conduct our business through contractual arrangements with our SPEs in China, that is, our Internet content business through BBIT, and our Internet advertising business through CIG and BEAM, and subsidiaries of BBIT and CIG. Each of the SPEs is currently owned by individual shareholders who are PRC citizens and holds the requisite licenses or permits to provide Internet content or advertising services in China. Their shareholders are set forth in “Item 4. Information on the Company — C. Organizational Structure.” BBIT holds licenses and permits required to operate our Internet content business and each of CIG and BEAM holds the licenses for our Internet advertising business. They all entered into a series of contractual arrangements with BBII but directly operate our businesses in China. We have been and are expected to continue to be dependent on SPEs to operate our businesses. We do not have any equity interest in any of the SPEs but substantially control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company”.

Furthermore, on July 26, 2006, Ministry of Industry and Information Technology, or MIIT, released the Circular on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises. Among other things, the MIIT Notice prohibits domestic telecommunications license holders from renting, transferring or selling telecommunications licenses to any foreign investors in any form and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must directly own the domain names and registered trademarks used by such license holders in their daily operations. BBIT’s Internet information services and CIG’s website creation and maintenance services are considered value-added telecommunication services set forth in the MIIT Notice, but BBIT and CIG do not directly own all the trademarks used on their websites. To comply with this requirement under the MIIT Notice, we are in the process of transferring the trademarks used on BBIT’s websites to BBIT, which holds a Telecommunication and Information Service Business Operating License, or ICP License, for our Internet information services. CIG holds a Regional VAT license that allows it to provide website creation and maintenance services in Beijing. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not own the trademarks displayed on these websites. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested Internet companies that operate in China.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with SPEs. We have also been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the SPEs) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business and value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the SPEs or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information services companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting our PRC subsidiary’s and affiliates’ operations;

•	imposing fines, confiscating the income of the SPEs or our income, or imposing other requirements with which we or our PRC subsidiary and SPEs may not be able to comply;

•	imposing conditions or requirements with which we or our PRC subsidiary and affiliates may not be able to comply;

•	requiring us or our PRC subsidiary and SPEs to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our initial public offering in 2010 to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.

We rely on contractual arrangements with our SPEs in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with our SPEs in China and their respective shareholders to operate our Internet content and advertising services business. These contractual arrangements may not be as effective in providing us with control over the SPEs as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the SPEs. If we had direct ownership of the SPEs, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the SPEs by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the SPEs or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a special purpose entity were to refuse to transfer their equity interests in such SPE to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any SPE or its shareholders terminate the contractual arrangements or (iii) any SPE or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then-current PRC law allows us to directly operate Internet content and advertising businesses in China.

In addition, if any SPE or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial position and results of operations. If any of the SPEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

The shareholders of our SPEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Conflicts of interest may arise between the dual roles of those individuals who are both minority shareholders, directors and executive officers of our company and shareholders of our SPEs. Mr. Bin Li and Mr. Weihai Qu jointly own all the equity interests in BBIT and CIG, with whom we conduct our business through contractual arrangements. In comparison, Mr. Li and Mr. Qu each only hold a minority interest in us. The fiduciary duty implied from their roles as our directors and executive officers is not fully aligned with their interests as shareholders of our SPEs. The same analysis applies to BEAM, which is jointly owned by eight PRC individuals who may also serve as our officers. These individuals may breach or cause the SPEs that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the SPEs and receive economic benefits from them. We do not have existing arrangements to address potential conflicts of interest between these individuals and our company and cannot assure you that when conflicts arise, these individuals will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with the SPEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we and the SPEs owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our SPEs and their respective shareholders will be regarded by the PRC tax authorities as arm’s-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our SPEs and their respective shareholders were entered into on an arm’s-length basis. If any of the transactions we have entered into among our wholly-owned subsidiary in China and any of the SPEs and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may require us to make transfer pricing adjustments or adjust the profits and losses of such SPE and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such SPE for under-paid taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the SPEs increase or if it is found to be subject to late payment fees or other penalties.

Our contractual arrangements with our PRC special purpose entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our PRC SPEs, we are effectively subject to a 5% PRC business tax on revenues derived from our contractual arrangements with our PRC SPEs. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC SPEs were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our PRC SPEs adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our PRC SPEs’ tax expenses without reducing our tax expenses, which could subject our PRC SPEs to late payment fees and other penalties for underpayment of taxes. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. As a result, our contractual arrangements with our PRC SPEs may result in adverse tax consequences to us.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by BBII, our subsidiary in China, for our cash requirements, including the funds necessary to service any debt we may incur. If BBII incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements BBII currently has in place with the SPEs in a manner that would materially and adversely affect the ability of BBII to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by BBII only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, BBII is also required to set aside a portion of its net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of BBII’s registered capital. Therefore, BBII’s ability is limited in terms of transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Since substantially all of our business operations are conducted in China, our business, financial position, results of operations and prospects are affected significantly by economic, political and legal developments in China. Because our business is closely related to the automotive industry and the Internet marketing industry, both of which are highly sensitive to business and personal discretionary spending levels, our business tends to decline during general economic downturns.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, the level of development, the growth rate, the control of foreign exchange, access to financing and the allocation of resources. While the Chinese economy has grown significantly in the past three decades, the growth has been uneven, both geographically and among various sectors of the economy. Further, the Chinese economy has been transitioning from a planned economy to a more market-oriented economy and a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial position may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Moreover, under current PRC regulations, since December 10, 2005, foreign entities have been allowed to directly own 100% of a PRC advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of a PRC advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and more extensive financial resources than we have to compete against us and limit the potential for our growth. Also see “— Risks Related to Our Business and Industry — Government policies on automobile purchases and ownership may materially affect our results of operations.”

We may be required to obtain Internet publishing approval and be subject to fines and other penalties if we are deemed to conduct “Internet publishing” activities by relevant PRC authorities, which could have a material adverse effect on our business operation.

The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly issued the Interim Provisions for the Administration of Internet Publishing, or the Internet Publishing Regulations, which became effective on August 1, 2002. The Internet Publishing Regulations authorize the General Administration of Press and Publication, or the GAAP, to grant approval to all entities that engage in Internet publishing.

Pursuant to the Internet Publishing Regulations, the term “Internet publishing” shall mean the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to users via the Internet for the public to browse, read, use or download.

As an Internet content provider, BBIT releases articles to the Internet users on its websites. According to the above regulations, such acts may be deemed Internet publishing. We and our PRC counsel have consulted the local press and publication administration authority and have been informed that BBIT is a private enterprise and the websites it owns do not have as extensive an influence on the industry compared to other Internet websites, therefore it is unlikely that such approval will be issued for BBIT’s publishing activities by GAAP. As a result, BBIT has not applied for such Internet publishing approval. However, in the event that such activities are deemed to be “Internet publishing” that require governmental approval in the future, we will be required to obtain approval from the GAAP. If we are deemed to be in breach of relevant Internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and any revenues generated from such activities would also be confiscated. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine of not more than RMB50,000 if such related revenues are below RMB10,000.

We may be required to obtain an Internet news releasing service license and be subject to fines and/or suspension of business operations if any of the Internet news posted on our websites is deemed to be political in nature, relate to macro-economics, or otherwise would require an Internet news releasing service license.

In September 2005, the State Council Information Office and the Ministry of Industry and Information Technology jointly issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision. Internet news information services shall include the publishing of news via Internet, provision of electronic bulletin services on current and political events, and transmission of information on current and political events to the public. Under the Internet News Provision, the Internet news service providers shall also include entities that are not established by news press but reproduce Internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The Information Office of the State Council shall be in charge of the supervision and administration of the Internet news information services throughout China. The counterparts of the Information Office of the State Council at the province level shall take charge of the supervision and administration of the Internet news information services within their own jurisdiction.

As an Internet content provider, we release information related to the automotive industry to Internet users. In the event that such activities are deemed to be Internet news releasing services, we will be required to obtain an Internet news releasing service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to their understanding, the term “news” referred to in the Internet News Provision means macro-economic news of the state, that we would not be required to obtain the Internet news releasing license because we only post industry-related news produced by others, for which we clearly indicate the sources of such news on our websites, and we ourselves do not edit or compose such news. However, if any of the Internet news posted on our websites is deemed by the government to be political in nature, relate to macro-economics, or otherwise require such license, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant Internet news releasing regulations, the PRC regulatory authorities may suspend relevant activities and impose a fine exceeding RMB10,000 but not more than RMB30,000. In serious cases, the PRC regulatory authorities may even suspend the Internet service or Internet access.

Uncertainties with respect to the PRC legal system could limit the protection available to you and us.

We conduct our business primarily through our subsidiaries and SPEs in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiary and SPEs established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.

Any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention. It may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems because PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms. Such uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

On October 21, 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a public circular, or Circular 75, which became effective on November 1, 2005. Circular 75, together with its subsequent implementation procedures and clarifications, requires PRC residents (including both legal person and natural persons) to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the circular as an “offshore special purpose company.” PRC residents who are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. Circular 75 further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, such as increase or decrease of capital, equity investment or, including an initial public offering by such company.

Prior to our initial public offering in November 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of SAFE with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the Company. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with Circular 75. Failure or inability of our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

Governmental control of currency conversion may affect the value of your investment.

Under the PRC law, Renminbi is freely convertible to foreign currencies with respect to “current account” transactions, but not with respect to “capital account” transactions. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Approval or registration from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

As we may rely on dividends and other fees paid to us by our subsidiary and special purpose entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since the functional currency of our holding company, Bitauto Holdings Limited, is the U.S. dollar while the functional currency of our PRC subsidiary and PRC SPEs is the Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial position.

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary.

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and SPEs, or we may make additional capital contributions to our PRC subsidiary. Such loans to our subsidiary or SPEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to BBII cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to SPEs may also need government approval. Capital contributions to our PRC subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations.

We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China incessantly within 12 months immediately prior to obtaining dividend from such company, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. We are a Cayman Island holding company and we have a wholly owned subsidiary in Hong Kong which in turn holds 100% of the equity interest of BBII. Substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement, then the dividends paid to our Hong Kong subsidiary by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, funnel companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

If the PRC tax authorities determine that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; in our case, this would mean that income such as interest on our initial public offering proceeds and other income sourced from outside the PRC would be subject to PRC enterprise income tax at a rate of 25%. Second, the EIT Law provides that dividend paid between “qualified resident enterprises” is exempt from enterprise income tax. It is unclear whether the dividends we receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes.

In addition to the uncertainty as to the application of the “resident enterprise” classification, there can be no assurance that the PRC Government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, higher tax rates or retroactively apply the EIT Law, or any subsequent changes in PRC tax laws, rules or regulations. If such changes occur and/or if such changes are applied retroactively, such changes could materially and adversely affect our results of operations and financial condition.

Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial position and results of operations.

Beijing Bitauto Internet Information Company Limited, or BBII, was granted a five year tax holiday in 2007 and was eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

In May 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39, may choose the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was determined to be applicable to BBII and therefore, the applicable income tax rate is 10%, 11% and 12% for 2009, 2010 and 2011, respectively. Subsequent to 2011, BBII is entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise.” If it fails to maintain the “High and New Technology Enterprise” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business.

As of December 31, 2010, we had leased properties in 54 cities in China. With respect to 14 of these leased properties, the lessors failed to provide property title certificates or other legal instruments proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, certain lease agreements have not been registered with competent governmental authority. However, according to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, such lease agreement may be subject to challenge by and unenforceable against a third party who leases the same property from the landlord and has duly registered the lease with the competent PRC government authority. Furthermore, the landlord and the tenant may be subject to administrative fines for such failure to register the lease.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject our PRC plan participants or us to fines and other legal or administrative sanctions.

Under relevant PRC rules and regulations, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. If we or our PRC citizen employees granted our stock options fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. Also see “Regulation — Regulations on Employee Stock Options Granted by Listed Companies.”

The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The closing trading prices of our ADSs ranged from $8.11 to $14.39 in 2010 and from $8.35 to $12.71 to date in 2011.

The market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the automobile and/or advertising industries in China;

•	changes in the economic performance or market valuations of other companies that provide Internet content and marketing services to automakers and dealers;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other foreign currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	pending or potential litigation or administrative investigations; and

•	general economic or political conditions in China.

In addition, the securities market has experienced significant price and volume fluctuations unrelated to the operating performance of any particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for ordinary operation. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We intend to retain most, if not all, of our available funds and earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial position, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. All ADSs sold in our initial public offering in 2010 are freely transferable without restriction or additional registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining ordinary shares outstanding after our initial public offering will be available for sale, upon the expiration of the 180-day lock-up period on May 30, 2011, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriters. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act. Sales of these registered shares, in the form of ADSs, in the public market could cause the price of our ADSs to decline.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if it is impracticable to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries. All of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in United States federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contains certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preference shares without action by our shareholders and to determine, with respect to any series of preference shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares, including shares represented by ADSs, at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We are exempt from certain corporate governance requirements of the NYSE and we intend to rely on these exemptions.

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. domestic companies under the NYSE rules. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We currently intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have a minimum of three members on our audit committee that are independent, we have adopted and disclosed a code of business conduct and ethics for directors, officers and employees. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States federal income tax consequences.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company”, or PFIC, for United States federal income tax purposes.

A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Passive income is any income that would be foreign personal holding company income under the Internal Revenue Code of 1986, as amended (“the Code”), including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Co., Ltd., or BEAM, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations into our consolidated financial statements. Assuming that we are the owner of such entities for United States federal income tax purposes, based on our current income and assets and the value of our ordinary shares and ADSs, we believe that we were not a PFIC for our taxable year ended December 31, 2010. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year) and we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2011 or any future taxable year. The value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares. Fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC. We have not sought a ruling from the United States Internal Revenue Service, or the IRS, with respect to our PFIC status, and there can be no assurance that the IRS will agree with our determination. The overall level of our passive assets will be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. If it were determined, however, that we are not the owner of BBIT, CIG and BEAM for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2010, and any subsequent taxable year.

If we were to be classified as a PFIC, a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Considerations — General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are classified as a PFIC. For more information, see “— Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Considerations.”

Our independent registered public accounting firm has identified material weaknesses in our internal control over financial reporting. If we are unable to correct these weaknesses, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected, and investor confidence and the market price of our securities may be adversely affected.

In connection with the audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the United States Public Company Accounting Oversight Board. The material weaknesses identified were: (i) insufficient IFRS qualified accounting, tax and finance personnel, and (ii) insufficient detailed oversight and review of the financial statement close and reporting process from management.

As a public company in the United States we are subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and applicable rules and regulations thereunder. Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that concludes our internal controls are not effective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We will continue to implement measures to remedy these material weaknesses in order to meet the deadline imposed by Section 404. However, if we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a holding company incorporated in the Cayman Islands on October 21, 2005. We conduct substantially all of our business through our operating subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, and our consolidated SPEs in China. We own 100% of the equity of BBII in China through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong on April 27, 2010.

Beijing C&I Advertising Company Limited, or CIG, which was incorporated in 2002, is one of our SPEs in China and provides digital marketing solutions to automakers. Beijing Bitauto Information Technology Company Limited, or BBIT, is another SPE of ours and was incorporated in 2005. BBIT conducts our bitauto.com business and subsequently expanded to start our ucar.cn business in 2006.

In 2007, we acquired 100% of the ordinary shares of Autoworld Media Company Limited, or Autoworld, a company incorporated in the British Virgin Islands. Autoworld conducts its business operations in China through its subsidiary Autoworld Business Consulting (Shanghai) Co. and its SPE, Shanghai You Shi Advertising Communication Company Limited, which are referred to collectively as the Autoworld Group. The Autoworld Group provides television advertising services to China’s automotive industry.

From 2007 to 2008, we established or obtained control over several SPEs in the PRC that provide automobile advertising services through radio, television, newspapers and magazines. On June 27, 2008, we distributed cash and the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited and Beijing Carsfun Information Technology Limited to our shareholders. The distribution amounted to RMB12,834,548. On September 22, 2009, we sold an SPE that provides print-based automobile advertising services to an SPE of Autoworld.

On May 31, 2010, in order to better align our business with our long-term growth strategy and focus on our core business of providing Internet content and marketing services, we distributed to our shareholders cash and the net assets of the entities formerly in our corporate group that provide advertising services focusing on the traditional media forms such as radio, television, newspapers and magazines.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in Internet and advertising businesses, we conduct our operations in China through contractual arrangements among BBII, our SPEs in China and the shareholders of these SPEs. As a result of these contractual arrangements, we control our SPEs and have consolidated the financial information of these SPEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. Earnings of these SPEs are transferred to BBII under the contractual arrangements BBII currently has in place with the SPEs. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the SPEs, which entitle BBII to receive a majority of SPEs’ residual returns. The earnings are transferred from BBII to our Hong Kong subsidiary, Bitauto Hong Kong Limited, and subsequently to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC subsidiary, BBII, is required to allocate at least 10% of its after-tax profit based PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. In addition, BBII, as a foreign-invested enterprise, is required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

Our principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People’s Republic of China. Our telephone number at this address is (86-10) 6849-2345. Our registered office in the Cayman Islands is located at Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See “Item 5 Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” for details regarding our capital expenditure.

B.	Business Overview

Overview

We are a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. Through our innovative “vertical plus portal” model, we also distribute our dealer customers’ automobile pricing and promotional information through 59 partner websites, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online and social networking websites Renren and Kaixin.

We manage our businesses in three segments, namely, our bitauto.com business, our ucar.cn business and our digital marketing solutions business. Our bitauto.com business provides subscription services to new automobile dealers that enable them to list targeted pricing and promotional information on our bitauto.com website and our partner websites and to interact with consumers through our virtual call center. It also provides advertising services to dealers and automakers on our bitauto.com website. Our ucar.cn business provides listing services to used automobile dealers that enable them to display used automobile inventory information on our ucar.cn website and our partner websites. It also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our ucar.cn website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

We have established a nationwide dealer customer base in China. Our new automobile dealer subscribers have increased from 1,965 in 2009 to 3,512 in 2010, and our used automobile listing customers have increased from 774 in 2009 to 1,409 in 2010. Furthermore, an increasing number of our dealer customers regularly place advertisements on our bitauto.com and ucar.cn websites. We maintain regular in-person contact with our dealer customers through our extensive nationwide sales and service representative network located in 82 cities across China as of December 31, 2010. We provide our new automobile dealer subscription services through our proprietary Easypass platform and used automobile listing services through our proprietary Transtar platform. Both platforms enable our customers to manage their online marketing efforts in an efficient and cost-effective manner, and use these services as needed without having to make large upfront investments in software, hardware, implementation services and IT staff as they would with traditional software solutions. Our large dealer customer base has enabled us to build a comprehensive automotive database among China’s automotive vertical websites and gives us a significant advantage over our competitors.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 81 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 59 placed advertisements on our bitauto.com website in 2010. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Our revenues from continuing operations were RMB239.0 million, RMB293.3 million and RMB458.1 million ($69.4 million) in 2008, 2009 and 2010, respectively. Under IFRS, we had a profit of RMB84.3 million, a loss of RMB6.0 million and a loss of RMB1,222.0 million ($185.1 million) in 2008, 2009 and, 2010, respectively, from our continuing operations. The losses were primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. Our non-GAAP profits from continuing operations, defined as (loss)/profit from continuing operations excluding the charges relating to our preference shares, share-based payments and non-capitalized initial public offering expenses, were RMB54.3 million, RMB41.8 million and RMB70.3 million ($10.7 million) in 2008, 2009 and 2010, respectively. For a reconciliation of our non-GAAP profit from continuing operations to the IFRS (loss)/profit from continuing operations, see page 5 of this annual report.

Our Services

We manage our business in three segments, namely, our bitauto.com business, our ucar.cn business and our digital marketing solutions business. Our bitauto.com business provides subscription services to new automobile dealers that enable them to list targeted pricing and promotional information on our bitauto.com website and our partner websites and to interact with consumers through our virtual call center. Our bitauto.com business also provides advertising services to dealers and automakers on our bitauto.com website. Our ucar.cn business provides listing services to used automobile dealers that enable them to display targeted used automobile inventory information on our ucar.cn website and our partner websites. Our ucar.cn business also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our ucar.cn website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relationship, marketing campaigns and advertising agent services.

Our bitauto.com business

We generate revenues through our bitauto.com website, which partners with other websites, by providing dealer subscription services to new automobile dealers and advertising services to dealers and automakers.

New automobile dealer subscription services

We provide subscription services to new automobile dealers in China to help them effectively market their automobiles to consumers. Our new automobile dealer subscription services are marketed under the “ ” brand, or “Easypass” in English. Easypass is a service platform through which we deliver a package of software applications over the Internet to our new automobile dealer services subscribers that enable them to create their own online showrooms, list pricing and promotional information, place advertisements and manage their inventories. The main service modules on the Easypass platform include Dealer Listing Service, Autosite, Virtual Call Center,

Autosense, all of which are made available to our dealer customers by interfacing through our Dealer Assistance System.

•	Dealer Listing Service is a service we provide to Easypass subscribers to help them reach a broad base of purchase-minded consumers. We publish our Easypass subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website. To further broaden our Easypass subscribers’ consumer reach, we have entered into arrangements with 59 partner websites to become their exclusive provider of automobile pricing and promotional information. We automatically feed such information to our partner websites from our proprietary new automobile database, which is regularly updated and maintained by our dealer customers. We typically pay a fixed fee to our major partner websites for their advertising space. In 2010 our dealer customers posted approximately 2,768,551 listings of new automobile pricing information and 328,211 of new automobile promotional information through our Easypass platform.

•	Autosite is a service that enables our Easypass subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our Autosite services also have interactive features that allow consumers to make online reservations for test drives, place orders online and ask questions and get answers online from our dealer customers. We currently register and maintain independent Internet domain names for Autosite users.

•	Virtual Call Center is a service where we provide a toll-free number to our Easypass dealers for consumer inquiries. Each toll-free number has a virtual voicemail on the Easypass platform. Approximately 6,071,299 call minutes were logged in 2010.

•	Autosense is our proprietary advanced advertisement-generating application focusing on automotive content. It is a service that allows our Easypass subscribers to create advertisements with accurate keywords and optimize the effectiveness of such advertisements by displaying them on relevant web pages being viewed by web users in a specific location. For example, when a consumer from a certain city opens a web page that contains information on a particular automobile model, Autosense can analyze the consumer’s Internet protocol address and keywords on such web page and then display advertisements from dealers who are located near that consumer and have the matching or competing automobile model in its inventory.

The service modules described above are made available to our dealer customers by interfacing through our Dealer Assistance System, which integrates all of our service modules on the Easypass platform into a single user-friendly operating environment and allows our Easypass subscribers to seamlessly update pricing, promotional, business, and inventory information, analyze market trends, and track all interactions with consumers. In 2008, 2009 and 2010, we had 1,529, 1,965 and 3,512 Easypass subscribers, respectively.

Founded on the success of the services that our Easypass platform provides to individual automobile dealers, we have launched customized Easypass editions for automobile dealer groups and automakers, which we expect will assist them to better manage their dealer networks and coordinate their Internet marketing efforts with their franchised dealers.

Our bitauto.com advertising services

We generate advertising revenues from our bitauto.com platform through selling advertisements to automakers and automobile dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Different from those in text-based and display formats, advertisements in rich media format have extensive possibilities for interactive content, such as video and the ability to click to make a phone call. Because visitors to our websites usually seek specific information on, or related to, automobiles and therefore are more likely to be interested in making automobile purchases, our bitauto.com website has become an ideal destination for brand advertisements of automakers and automobile dealers. We are able to achieve cost-effective and targeted advertising results for our customers through our proprietary technologies, advertising services and placement algorithms that target specific consumer segments. For example, we can display advertisements to consumers located in specific geographic areas based on Internet protocol addresses. We can also display advertisements for particular automobile models or their competing models to consumers based on the content of the web pages they are viewing. Furthermore, we also help our new automobile dealer customers plan and organize promotional events, which we consider as part of our bitauto.com advertising services.

Our ucar.cn business

We generate revenues from our ucar.cn business by providing used automobile listing services to automobile dealers and advertising services to automakers and automobile dealers. Our ucar.cn website allows consumers to quickly and conveniently navigate through a large used automobile inventory in our database to select the ones that match their specific search criteria. If a consumer is interested in a specific used automobile, he or she will be directed to the selling automobile dealer’s dedicated webpage on ucar.cn for contact information and other business information.

Used automobile listing services

Our used automobile listing services are marketed under the “ ” brand, or “Transtar” in English. Similar to our Easypass service platform, Transtar is a service platform through which we provide our service modules specifically developed for the used automobile market to our used automobile dealer customers. Major Transtar service modules include Used Automobile Listing Service, Online Showroom Development and Maintenance, Virtual Call Center and Used Car Management System. Transtar customers may log on to their accounts to access the service modules discussed below.

•	Used Automobile Listing Service is a service we provide to our Transtar subscribers to list used automobiles on our ucar.cn website and our partner websites. We are able to display specific automobile dealer listings to ucar.cn visitors according to geographic area, automaker, model, configuration, mileage, location and usage history. As a result, our Transtar subscribers can reach relevant consumers at a high level of precision, a benefit that is unavailable through traditional media forms, such as radio, television, and newspaper advertising.

•	Online Showroom Development and Maintenance is a service we offer to used automobile dealers or automakers with certified pre-owned automobile programs through our Transtar platform with features similar to the Autosite service module on our Easypass platform.

•	Virtual Call Center is provided to our Transtar subscribers and has features similar to the Virtual Call Center service module provided through our Easypass platform.

•	Used Car Management System is a service we provide to our Transtar subscribers to help manage the used automobile sales process and business operations, including automobile sales, inventory management, and pre- and post-sales customer relationships. It can analyze sales data, such as the number and type of used automobiles sold in a particular period, and consumer interaction data, such as the number of inquiry calls, to automatically generate management reports.

Our ucar.cn advertising services

Similar to our bitauto.com website, we generate advertising revenues from our ucar.cn platform through selling advertisements on our ucar.cn website to used automobile dealers and automakers with certified pre-owned automobile programs, including text-based, banner, video and rich media advertisements. This large base of purchased-minded visitors has attracted most of China’s automakers with certified pre-owned automobile programs as well as a significant number of used automobile dealers to place advertisements on our ucar.cn website.

Digital Marketing Solutions Business

Our digital marketing solutions business, operated through CIG, provides one-stop solutions to meet the digital advertising needs of international and domestic automakers in China. We distinguish ourselves from many of the general advertising agencies with our in-depth knowledge of China’s automotive industry and our ability to offer the following integrated advertising solutions to automakers.

•	Online advertising. We cover all aspects of online advertising. Our in-house creative team works closely with automakers to make strategic plans and produce digital advertisements. We procure media space and display periods from portals and automotive vertical websites, including bitauto.com and ucar.cn. We place advertisements on behalf of our customers on these portals and websites to achieve cost-effective advertising results. We monitor performance indicators such as the number of hits and clicks on online advertisements that we have placed using automatic monitoring tools. We analyze this data to optimize advertisement placing strategies for our automaker customers.

•	Website creation and maintenance. We provide website creation and maintenance services to our automaker customers. Our in-house creative team uses interactive and multimedia technologies to develop official websites for our automaker customers. Our typical automaker customer may have many official websites developed for each of their automobile models, local automobile dealers or special promotional events.

•	Online public relations. We have extensive experience in handling our automaker customers’ daily online media interactions, monitoring online media coverage and developing and implementing strategies in response to crisis.

•	Online marketing campaigns. We conduct cost-effective online marketing campaigns for our customers through performing in-depth market research of the target audience group, identifying the most effective online media, creating and publishing campaign materials on multiple online mediums to help our automaker customers achieve their goals.

We believe our in-depth knowledge of China’s automotive industry and our ability to offer integrated advertising solutions give us a competitive advantage over other advertising services companies and have allowed us to establish a nationwide customer base. In many cases, we have expanded the scope of our business relationships with our advertising clients over time such that we not only create, produce and place advertisements for our clients, but also participate in the formation of their branding and advertising strategies. Considering the large volume of online advertisements we place on our media vendors, we believe we are one of the largest advertising partners of many portals in China, including sina.com.cn and sohu.com.

We derive our revenues from the service fees paid by our customers for the digital marketing solutions we provide as well as performance-based rebates from media vendors, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers. See “Risk Factors — Risks Related to Our Business and Industry — We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

Our Database

Our database is the source of information on our bitauto.com and ucar.cn websites and the automobile pricing, promotional and automobile dealer business information on our partner websites. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our dealer subscription services and advertising services as well as for future expansions. Given the significant amount of time, resources and nationwide network of dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (1) content designed for automobile consumers; (2) dealers’ business and contact information; and (3) new automobile pricings and used automobile listings. As of December 31, 2010, our database contained:

•	automobile reviews, customer feedback, automobile-related pictures and video clips of 6,579 new automobile models;

•	approximately 13,000 new and used automobile dealers’ business and contact information;

•	2,768,551 listings of new automobile pricing information and 328,211 listings of new automobile promotional information;

•	117,584 used automobile listings;

•	specifications and features of 1,017 used automobile models; and

•	more than 1,000,000 pictures, videos and clips.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives located in 82 cities across China, as of December 31, 2010, or by our dealer customers directly. Automobile pricing information is maintained and regularly updated by dealers through our Easypass and Transtar service platforms and generally reflects the dealers’ latest price. Specifications and features of each automobile model are collected by our editing team from automakers and dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

We have developed standardized data collection and quality control procedures to ensure the accuracy, consistency and timeliness of the data entered into our database. All business information of automobile dealers must be verified and approved by authorized personnel. Automobile pricing data is verified against the automakers’ suggested retail prices and market prices at relevant locations; irregular or misleading prices are deleted promptly. We have developed internal cross-checking procedures supplemented by user feedback to further strengthen our quality control over our database. We also license copyrighted materials from trusted third parties.

We have multi-level protection mechanisms to ensure the safety and integrity of our database. We maintain comprehensive information technology manuals that provide for detailed policies and procedures for the protection of our information technology system, including data backup procedures, anti-virus and anti-hacking procedures, procedures for dealing with emergencies and catastrophes, and network and hardware maintenance policies. Our computer servers perform automatic data backup on a regular basis, and continually monitor our database in an effort to detect and prevent unauthorized access while ensuring fast and reliable access by consumers and our automobile customers.

Product Development

Our Internet services are supported and enhanced by a team of more than 200 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We have been able to develop innovative and effective products and services to meet the evolving needs of automobile consumers and our customers. For our websites, we plan to continue to enhance our content production and management systems, including the editing and searching of content. For our Easypass and Transtar service platforms, we plan to add more customer relationship management functionalities while continuing to improve their current service modules. At the end of 2010, we launched customized Easypass editions for dealer groups and automakers, which will assist them to better manage their dealer networks and also better coordinate their Internet marketing efforts with their franchised dealers. In addition, we have provided more innovative products for mobile devices, such as developing mobile applications for consumers in order to further extend our consumer reach to mobile device users. We also plan to include our new and used automobile database and useful automobile purchase tools in our mobile device applications.

We spent approximately RMB14.4 million, RMB17.1 million and RMB29.8 million ($4.5 million) on product development in 2008, 2009 and 2010, respectively. These expenditures represented 6.0%, 5.8% and 6.5% of our total revenues from continuing operations in 2008, 2009 and 2010.

Sales, Marketing and Customer Support

We employ an experienced sales force in each city to increase market penetration. We provide in-house education and training for our sales force to ensure they provide our current and prospective clients comprehensive information about our automaker and automobile dealer services and digital marketing solutions and convey the advantages of using our bitauto.com and ucar.cn websites as marketing channels. Also, to help our dealer and automaker customers explore the potential synergies between their sales and marketing initiatives, we have started to coordinate their respective selling and branding activities, which in return will improve the efficiency of our Internet marketing solutions and increase our customers’ satisfaction and their loyalty toward our services.

We believe our bitauto.com and ucar.cn brand names are well recognized throughout China’s automotive industry and our relationships with our partner websites are well established within the Internet marketing industry.

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•	We have been organizing the China Automotive Industry Forum annually since 2008 and have developed it into a significant annual event in China’s automotive industry. The forum featured speakers, such as senior management of automakers and automobile dealer groups, academics and high-level government officials, and has been well attended by many industry participants;

•	We have been organizing training programs through our Bitauto Academy for owners or executives of our dealer customers;

•	We have been publishing Bitauto newsletters since 2005, which are distributed to automobile dealers throughout China free of charge and can also be made available upon request. These newsletters feature topics that interest automobile dealers, such as relevant automobile market information and government policies, as well as reports on success stories of automobile dealers and their executives;

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing and Shanghai, and have been one of the most popular and most active participants among China’s automotive vertical websites at many exhibits. For example, we rented a large exhibition area in the 2010 Beijing International Automotive Exhibition and sponsored a series of live TV and radio programs during the exhibition in order to achieve better marketing results.

•	We sponsored the 2010 National Automobile Dealers Golf Tournament in order to strengthen our relationships with automobile dealers throughout China.

•	We organized and sponsored the 2010 China Automobile Dealers Summit, a high-profile event that brought top industry leaders together to discuss various topics including market trends and the future of the automotive industry in China.

•	We also provide customer services and training to our dealer customers in order to help them fully utilize the potential of our Easypass and Transtar products and foster customer loyalty.

Customers

Our customers consist primarily of automobile dealers and automakers that use one or more of our services, including Easypass, Transtar, advertising and digital marketing solutions. There are more automobile dealer customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. Our Easypass and Transtar services have a diverse customer base. No single dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large size of their contracts with us. In 2008, 2009 and 2010, revenues from the top three customers in each period accounted for approximately 28.3%, 28.9% and 23.5%, respectively, of our total revenues from continuing operations. In particular, our largest customer, FAW Mazda, accounted for 20.8%, 21.4% and 16.3%, of our total revenues from continuing operations in 2008, 2009 and 2010, respectively. FAW Mazda has been our customer since 2005. Our digital marketing solutions business provides services to FAW Mazda pursuant to a framework Internet Marketing Service Agreement, which term starts on January 1 each year and ends on December 31 of the same year. This agreement has been renewed on similar terms and conditions over the past three years and has been renewed for 2011 as well. Under this agreement, FAW Mazda agrees not to source Internet marketing services from other companies unless we fail to meet its requirements and are unable to remediate such failure or materially breach this agreement which causes significant losses to FAW Mazda. In return, we agree that our digital marketing solutions business will not provide the same type of services listed in the agreement to four automakers that directly compete with FAW Mazda. In addition, we also generate revenues indirectly from our automaker customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we usually receive performance-based rebates from media vendors, which equal a percentage of qualifying payments for the advertising space purchased and utilized by our customers.

Customers of each type of services

The following summary illustrates the customers of our Easypass subscription and advertising services, Transtar listing and advertising services and digital marketing solutions. Considering the similarities between the customers of our bitauto.com business and our ucar.cn business, the following summary is not presented according to business segment.

Dealer services customers.  We have established a large customer base for our dealer services. We had 3,512 Easypass subscribers and 1,409 Transtar customers in 2010. We enter into a service agreement with each Easypass subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for Easypass subscribers to terminate the agreement without cause. We also enter into a service agreement with each Transtar customer which has no fixed term and allows our Transtar customer to use our services as needed. Under these service agreements, we have the right to require Easypass or Transtar customers to revise their information to be published through our Easypass or Transtar platforms, respectively, if the information violates applicable laws. Each Easypass or Transtar customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing information and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information.

Advertising customers.  We have a broad base of advertising customers. The combination of a large and purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our bitauto.com and ucar.cn websites. Of the approximately 81 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 59 placed advertisements on our bitauto.com website in 2010. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates independently in China and is kept separate from the joint venture partners. In addition to automobile listings through our Easypass or Transtar platforms, many automobile dealers also place advertisements on our bitauto.com and ucar.cn websites. In 2010, 1,124 new automobile dealers placed advertisements on our bitauto.com website and 248 used automobile dealers placed advertisements on our ucar.cn website.

Digital marketing solutions customers.  Our digital marketing solutions customers include many well-known automakers in China. We enter into Internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2009, our digital marketing solutions business had 10 automaker customers, all of which remained our customers in 2010. As of December 31, 2010, the number of our automaker customers increased to 12. On behalf of these automaker customers, we placed RMB486.9 million of online automotive advertisements in 2010.

Customers of each business segment

Our bitauto.com business

The following table sets forth our customer base in terms of number of customers in each period for our bitauto.com business:

	For the Years Ended December 31,
	2007	2008	2009	2010

Number of Easypass subscribers	981	1,529	1,965	3,512
Number of advertising dealer customers	325	551	640	1,124
Number of advertising automaker customers	37	44	51	59

Our ucar.cn business

Due to the limited operating history of our ucar.cn business, the following table sets forth the customer base of our ucar.cn business for 2009 and 2010 in terms of the number of Transtar customers and the number of advertising customers:

	For the Years Ended December 31,
	2009	2010

Number of Transtar customers	774	1,409
Number of advertising customers	80	248

Our digital marketing solutions business

The following table sets forth our customer base in terms of number of automaker customers and the number of recurring automaker customers for our digital marketing solutions business for the periods indicated:

	For the Years Ended December 31,
	2007	2008	2009	2010

Number of automaker customers	9	10	10	12
Number of recurring automaker customers	9	9	10	10

Competition

We face competition in each line of our services:

Our bitauto.com business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media. Competition with other websites is primarily centered on website traffic and brand recognition among general Internet users, spending by automakers and automobile dealers, and customer retention and acquisition. With respect to our new automobile dealer subscription services, we also face competitions from pcauto.com.cn and autohome.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic.

Our ucar.cn business faces competition from other used automobile websites, such as 51auto.com and hx2car.com, as well as other websites and media that publish used automobile information in China. The parameters of competition are similar to those of our bitauto.com business, except that the competition for our ucar.cn business is more focused on the size of used automobile inventory and market penetration among used automobile dealers.

Our digital marketing solutions business faces competition from other Internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising and Beijing Catch Stone Advertising. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

Regulation

Regulations on Value-added Telecommunications Business

Our Internet content services are regarded as telecommunications services, which are primarily regulated by the Ministry of Industry and Information Technology. Under the Telecommunications Regulations of the PRC, telecommunications businesses are divided into two categories, namely (i) the “basic telecommunications business,” which refers to the business of providing public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to the telecommunications and information services provided through the public network infrastructure. Internet data processing service business is listed under the first category of the value-added telecommunications business.

Regulations on Internet Information Services

BBIT operates the websites www.bitauto.com, www.bitcar.com, www.baa.com.cn, www.ucar.cn, www.ucar.com.cn, www.cheyisou.com and www.autolist.com.cn to provide Internet information services for China’s automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial Internet information services, the service providers shall obtain a Telecommunication and Information Service Business Operating License, or an “ICP License.” BBIT obtained its ICP License issued by Beijing Telecommunications Administration Department, effective until February 29, 2016, which permits BBIT to carry out commercial Internet information services using the above-mentioned domain names. CIG provides maintenance services to www.dyk-club.com.cn, www.myfordfocus.cn and www.yumazu.com.cn. CIG obtained its ICP License issued by Beijing Telecommunications Administration Department, effective until March 23, 2015.

The PRC government regulates and restricts Internet content in China to protect state security and ensure the legality of the Internet content. Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content services and the closure of the concerned websites. In addition, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local Internet service provider to block any Internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the Internet of information which it believes to be socially destabilizing. The Ministry of Public Security has supervision and inspection rights in this regard. The National People’s Congress has enacted legislation that may subject to criminal punishment in China any person who: (1) gains improper entry into a computer or system of strategic importance; (2) disseminates politically disruptive information; (3) leaks state secrets; (4) spreads false commercial information; or (5) infringes intellectual property rights.

Laws and regulations that apply to communications and commerce conducted over the Internet are becoming more prevalent in China, and may impose additional burdens on companies conducting business online or providing Internet-related services such as us. Increased regulation could negatively affect our business directly, as well as the businesses of our customers, which could reduce their demand for our services.

Regulations on Online Cultural Services

The Ministry of Culture promulgated the Internet Culture Provisions in May 2003. The Internet Culture Provisions apply to all ICP holders that carry out Internet cultural activities which involve the production and dissemination of cultural products via the Internet. “Internet cultural activities” are defined as an act of provision of Internet cultural products and related services, which includes: (i) production, duplication, importation, wholesale, retail, leases, and broadcasting of the Internet cultural products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to client ends, such as computers, fixed line telephones, mobiles, radios, television sets, games machines, for online users’ browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the Internet cultural products. In addition, “Internet cultural products” include online audio-video products, online games products, online performance programs, and online work of arts and animations. All entities engaging in commercial Internet cultural activities must be approved by the Ministry of Culture. Currently, BBIT obtained an internet culture operating license from the Ministry of Culture to provide Internet cultural services.

Regulations on Internet Publishing

The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly issued the Interim Provisions for the Administration of Internet Publishing, or the Internet Publishing Regulations, which became effective on August 1, 2002. The Internet Publishing Regulations authorize the General Administration of Press and Publication, or GAPP, to grant approval to all entities that engage in Internet publishing. Pursuant to the Internet Publishing Regulations, the term “Internet publishing” shall mean the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to the users’ end via Internet for the public to browse, read, use or download.

As an Internet content provider, BBIT releases articles to the Internet users on its websites. According to the above regulations, such acts may be deemed Internet publishing. We and our PRC counsel have consulted the local press and publication administration authority and have been informed that BBIT is a private enterprise and the websites it owns do not have extensive influence on the industry like Sina, therefore it is unlikely that such approval will be issued for BBIT’s publishing activities by GAPP. As a result, BBIT has not applied for such Internet publishing approval. However, in the event that such activities are deemed to be “Internet publishing” that require governmental approval in the future, we will be required to obtain approval from the GAPP. If we are deemed to be in breach of relevant Internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and any revenues generated from such activities would also be confiscated. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine of not more than RMB50,000 if such related revenues are below RMB10,000.

Regulations on Internet News Releasing Service

In September 2005, the State Council Information Office and the Ministry of Industry and Information Technology jointly issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision. Internet news information services shall include the publishing of news via Internet, provision of electronic bulletin services on current and political events, and transmission of information on current and political events to the public. Under the Internet News Provision, the Internet news service providers shall also include entities that are not established by news press but reproduce Internet news from other sources, provide electronic bulletin services on current and political events, and transmit such information to the public. The Information Office of the State Council shall be in charge of the supervision and administration of the Internet news information services throughout China. The counterparts of the Information Office of the State Council at the provincial level shall take charge of the supervision and administration of the Internet news information services within their own jurisdiction.

As an Internet content provider, we release information related the automotive industry to Internet users. In the event that such activities are deemed to be Internet news releasing services, we will be required to obtain a Internet news releasing service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to our service scale, we would not be required to obtain the Internet news releasing license because we only post industry-related news produced by others and we do ourselves not edit or compose such news. On our websites, we clearly indicate our news sources. However, if any of the Internet news posted on our website is deemed by the government to be political in nature, relate to macro economics, or otherwise require such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant Internet news releasing regulations, the PRC regulatory authorities may suspend the illegal activities and impose a fine exceeding RMB10,000 but not more than RMB30,000. In serious cases, the PRC regulatory authorities may even suspend the Internet service or Internet access.

Regulations on Internet Audio-Video Programs and Radio and Television Program Production

The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology jointly issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the

Internet Audio-Video Program Measures, which became effective on January 31, 2008. The Internet Audio-Video Program Measures stipulate, among other things, that any entity that engages in the production, editing, integration, and provision to the public through the Internet, of audio-video programs, and the provision of audio-video program uploading and transmission services, shall apply for an internet audio-video program operating license. To apply for the internet audio-video program operating license, the applicant shall be an entity wholly owned or controlled by state-owned enterprises, have sound technical measures for security protection, and meet other conditions set forth in the Internet Audio-Video Program Measures. However, according to the application procedures announced by the State Administration of Radio, Film and Television, non-State controlled websites which were established before promulgation of the Internet Audio-Video Program Measures and which are in compliance of the relevant PRC law may be granted with the license. BBIT has obtained an internet audio-video program operating license.

In addition to the internet audio-video program operating license, the internet audio-video program measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports and shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be “Internet movie producing.” BBIT has obtained an operating license for the production of radio and television program.

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to Internet mapping services issued by the State Bureau of Surveying and Mapping, maps called and transmitted through wireless Internet belong to Internet maps. To provide Internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for Internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the minimum amount of registered capital, the number of technical personnel and map security verification personnel, security facilities, and ISO9000 certification or approval from relevant provincial or municipal government. BBIT currently provides online traffic information inquiry services as well as Internet map marking and inquiry services that allow users to locate automobile dealers. BBIT plans to expand its business in the future to include electronic mapping services that allow users to search driving routes and tourist spots. BBIT obtained a Surveying and Mapping Qualification Certificate for Internet mapping in January 2011.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC subsidiary that engages value-added telecommunications business.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, among others, requires a foreign investor to set up a foreign-invested enterprise and obtain an operating permit in order to carry out any value-added telecommunications business in China. Under this circular, a domestic value-added telecommunications service operator that holds a VAT license is prohibited from leasing, transferring or selling such license to foreign investors, and from providing any assistance in the form of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business of domestic operators must be owned by such domestic operators or their shareholders. The circular further requires each VAT license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its VAT license. In addition, all value-added telecommunications service operators are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the regulator, it remains unclear what impact this circular would have on us.

We conduct our businesses in China primarily through three sets of contractual arrangements. BBII has contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. BBIT holds a Regional VAT license to conduct Internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its VAT license. BBII is in the process of transferring the trademarks used on BBIT’s websites to BBIT, which holds the ICP license for our Internet information services. CIG holds a Regional VAT license that allows it to provide website creation and maintenance services in Beijing. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not directly own all the trademarks used on its websites. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among BBII, BBIT, CIG, BEAM and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

Regulation of Advertising Content

The PRC government regulates the content of advertisements though Advertisement Law promulgated in October 27, 1994 and other similar laws and regulations in China. PRC laws and regulations prohibit, among other things, false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are not permitted. Advertisements for tobacco may not be broadcast on television. Restrictions also exist regarding the advertisement of patented products and processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. All advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, along with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and accurate and in full compliance with applicable law. In providing advertising services, advertising operators and advertising distributors must review the specified supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements for items that are subject to government censorship and approval, advertising distributors must confirm that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the State Administration for Industry and Commerce, or SAIC, or its local branches may revoke violators’ licenses or permits for their advertising business operations. Additionally, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Pursuant to the local regulations issued by Beijing Administration for Industry and Commerce, or Beijing AIC, concerning online advertising, Beijing AIC shall be the government authority in charge of the administration of online advertising activities in Beijing. An Internet information service provider that engages in the design, production and distribution of online advertisements shall file with the Beijing AIC for the record, and include such activities in its business license.

Limitations on Foreign Ownership in the Advertising Industry

The main regulations governing foreign ownership in the PRC advertising industry include:

•	The Catalogue for Guiding Foreign Investment in Industry (as amended in 2007);

•	The Measures on Administration for Foreign-invested Advertising Enterprises (as amended in 2008); and

•	The Notice Regarding Investment in the Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

The above regulations require that a foreign entity may invest directly in the PRC advertising industry only if it has at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are required to be a company with advertising as its main business and to have at least three years of operations outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business.

The establishment of a foreign-invested advertising enterprise, by means of either a new establishment or equity acquisition of an existing domestic advertising company, is subject to examination by the SAIC or its branch at the provincial level and the issuance of an Opinion on the Examination and Approval of the Foreign-invested Advertising Enterprise Project. Upon obtaining such Opinion from the SAIC or its relevant branch, an approval from the Ministry of Commerce or its competent local counterparts is required before a foreign-invested advertising enterprise may apply for its business license. In addition, if a foreign-invested advertising enterprise intends to set up any branch, it must meet the requirements that (i) its registered capital has been fully subscribed and contributed and (ii) its annual advertising sales revenues are not less than RMB20 million.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.

The Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Overseas Financing and Round Trip Investment via Overseas Special Purpose Vehicles, or Circular 75, issued by the State Administration of Foreign Exchange and effective on November 1, 2005, regulates the foreign exchange matters in relation to the use of a “special purpose vehicle” by PRC residents to seek offshore equity financing and conduct “round trip investment” in China. Under Circular 75, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (natural persons or legal entities) for the purpose of seeking offshore equity financing using assets or interests owned by such PRC residents in onshore companies, while “round trip investment” refers to the direct investment in China by the PRC residents through the “special purpose vehicles,” including, without limitation, establishing foreign-invested enterprises and using such foreign-invested enterprises to purchase or control onshore assets through contractual arrangements. Circular 75 requires that, before establishing or controlling a “special purpose vehicle,” PRC residents are required to complete foreign exchange registration with the local offices of the State Administration of Foreign Exchange for their overseas investments.

Circular 75 applies retroactively. PRC residents who have established or acquired control of the “special purpose vehicles” which have completed “round-trip investment” before the implementation of the Circular 75 shall register their ownership interests or control in such “special purpose vehicles” with the local offices of the State Administration of Foreign Exchange before March 31, 2006. An amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

A notice issued by State Administration of Foreign Exchange on May 29, 2007, or Circular 106, provides more detailed provisions and requirements regarding the foreign exchange registration under Circular 75. Under Circular

106, the PRC subsidiary of an offshore special purpose vehicle is required to coordinate and supervise the filing of foreign exchange registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. Furthermore, individuals who do not have domestic legal status in the PRC but reside in the PRC habitually for the purpose of economic interests are also subject to the foreign exchange registration procedure regardless whether he or she has a PRC statutory identification certificate such procedure includes (i) individuals who have domestic permanent residence and leave their domestic permanent residence temporarily for reasons including overseas travel, study, medical treatment, work, or the requirements of overseas residence, etc.; (ii) individuals who hold domestic-funded rights and interests in domestic enterprises; or (iii) individuals who hold domestic-funded rights and interests in domestic enterprises which were converted into foreign-funded rights and interests with the same individual holding the aforementioned rights and interests.

We conduct businesses in China primarily through contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. The shareholders of both BBIT and CIG are Bin Li and Weihai Qu. The shareholders of BEAM are Guang Chen, Jinsong Zhu, Shengde Wang, Rong Xiao, Aiping Xu, Xiaodong Hu, Xiangyu Chen and Jun Xia. Prior to our initial public offering in 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the Company. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with Circular 75. Failure or inability of our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

Regulations on Employee Stock Options Granted by Listed Companies

The Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies, or Circular 78, regulate the foreign exchange matters associated with the employee stock option plans granted to PRC individuals by companies whose shares are listed on overseas stock exchanges. Domestic individuals who are granted shares or share options by companies listed on overseas stock exchanges based on the employee share option or share incentive plan are required to register with the State Administration of Foreign Exchange or its local counterparts. Pursuant to Circular 78, PRC individuals participating in the employee stock option plans of the overseas listed companies shall entrust their employers, including the overseas listed companies and the subsidiaries or branch offices of such offshore listed companies in China, or engage domestic agents to handle various foreign exchange matters associated with their employee stock options plans. The domestic agents or the employers shall, on behalf of the domestic individuals who have the right to exercise the employee stock options, apply annually to the State Administration of Foreign Exchange or its local offices for a quota for the conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of the employee stock options. No PRC individual is allowed under the Circular 78 to use foreign currency held offshore in connection with the option award. The foreign exchange proceeds received by the domestic individuals from sale of shares under the stock option plans granted by the overseas listed companies must be remitted into the bank accounts in China opened by their employers or PRC agents.

In 2006 and 2010, our board of directors adopted the 2006 Plan and the 2010 Plan, respectively, pursuant to which, we may issue employee stock options to our qualified employees and directors on a regular basis. We have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange at the time of our initial public offering in 2010. We have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with Circular 78. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders can successfully register with the State Administration of Foreign Exchange in full compliance with Circular 78. The failure of our PRC individual beneficiary owners and the stock options holders to complete their registration pursuant to Circular 78 and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

Further, a notice concerning the individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the State Administration of Taxation, and its implementing rules provide that domestic companies that implement employee share option programs shall (1) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (2) file share option exercise notices and other relevant documents to the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies, and (3) withhold taxes from the PRC employees in connection with the PRC individual income tax.

SPV Regulation and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, which took effect on September 8, 2006. The SPV Regulation purports to require an offshore “special purpose vehicle” to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, and under the SPV Regulation, “special purpose vehicle” is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interests in PRC companies on overseas stock exchanges. On September 21, 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by special purpose vehicles. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the SPV Regulation and the requirement of the CSRC approval apply. Up to the date of this annual report, the CSRC has not issued any rules or written interpretation clarifying whether offerings like our initial public offering in November 2010 are subject to this new procedure.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state “— owned” and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the State Administration for Foreign Exchange or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the State Administration for Foreign Exchange, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the State Administration for Foreign Exchange, unless otherwise provided.

In addition, another notice issued by the State Administration for Foreign Exchange, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-dominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The State Administration for Foreign Exchange further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-dominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the State Administration for Foreign Exchange, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Any violation of Circular 142 may result in severe penalties, including substantial fines.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. Foreign-invested enterprises are also required to set aside funds for the employee bonus and welfare fund from their after-tax profits each year at percentages determined at their sole discretion. These reserves are not distributable as cash dividends.

PRC Enterprise Income Tax Law

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises identified as high-and-new-technology enterprises in need of key government support enjoy a preferential enterprise income tax rate of 15%. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as the Company. If the PRC tax authorities determine that the Company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividend paid between “qualified resident enterprises” is exempt from enterprise income tax. It is unclear whether the dividends the Company receives from its subsidiary will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. If our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is considered as a “non-resident enterprise” under the EIT Law, then the dividends paid to it by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, funnel companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

In January, 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Measures, pursuant to which, the entities which have the direct obligation to make the following payment to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise, and such payment includes: incomes from equity investment (including dividends and other return on investment), interests, rents, royalties, and incomes from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the Measures provides that in case of equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise.

Beijing Bitauto Internet Information Company Limited, or BBII, was granted a five year tax holiday in 2007 and was eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

In May 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39, may choose the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was determined to be applicable to BBII and therefore, the applicable income tax rate is 10%, 11% and 12% for 2009, 2010 and 2011, respectively. Subsequent to 2011, BBII is entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise.” If it fails to maintain the “High and New Technology Enterprise” qualification, its applicable EIT rate may increase to up to 25%.

C.  Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Bin Li and Weihai Qu hold 80% and 20% equity interest in CIG, respectively.

(2)	Bin Li and Weihai Qu hold 80% and 20% equity interest in BBIT, respectively.

(3)	Guang Chen, Jinsong Zhu, Shengde Wang, Rong Xiao, Aiping Xu, Xiaodong Hu, Xiangyu Chen and Jun Xia hold 16%, 16%, 16%, 16%, 16%, 8%, 6% and 6% equity interest in BEAM, respectively.

(4)	Beijing Bitauto Interactive Advertising Company Limited is 75% owned by CIG and 25% owned by BBIT.

(5)	Beijing You Jie Information Company Limited is 80% owned by CIG and 20% owned by BBIT.

(6)	You Jie Wei Ye (Beijing) Culture Media Company Limited is 80% owned by CIG and 20% owned by BBIT.

(7)	Beijing BitOne Technology Company Limited is 80% owned by BBIT and 20% owned by CIG.

D.  Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office spaces in two adjacent office buildings with a combined area of approximately 4,452 square meters. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases in Beijing generally have terms from one to five years and may be renewed upon expiration of the lease terms. We generally make monthly rental payments. In addition, we lease office space in 53 cities across China for our subsidiaries and branch offices.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this annual report.

Overview

We are a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and ucar.cn websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. We also provide a broad range of marketing services to automobile dealers and automakers, such as services that enable them to list pricing and promotional information, manage their inventories, create their online showrooms and place advertisements. We manage our businesses in three segments: (i) our bitauto.com business, which provides subscription services to new automobile dealers and advertising services to both dealers and automakers primarily through our bitauto.com website, (ii) our ucar.cn business, which provides listing services to used automobile dealers and advertising services to both dealers and automakers primarily through our ucar.cn website, and (iii) our digital marketing solutions business, which provides one-stop digital marketing solutions, primarily to automakers.

Our revenues are from the following sources:

•	new automobile dealer subscription fees from our bitauto.com business for our customized dealer subscription service packages;

•	advertising fees from our bitauto.com website through selling advertisements to automakers and dealers;

•	used automobile dealer listing fees from our ucar.cn business;

•	advertising fees from our ucar.cn website through selling advertisements mainly to automakers with certified pre-owned automobile programs and dealers;

•	service fees paid for our integrated one-stop digital marketing solutions, which include website creation and maintenance, online advertising agent services, public relations and marketing campaigns; and

•	performance-based rebates from our media vendors.

On May 31, 2010, we distributed certain of our SPEs that provided advertising services focusing on traditional media forms such as radio, television, newspapers and magazines, to our shareholders. We discontinued these businesses because we intend to focus on our long-term growth strategy to provide Internet content and marketing services for China’s automotive industry. The financial results associated with these distributed entities have been presented as discontinued operations for all periods presented in this annual report. Unless otherwise indicated, all the financial and operating data discussed in this annual report relate to our continuing operations only.

Revenues from our continuing operations were RMB239.0 million, RMB293.3 million and RMB458.1 million ($69.4 million) in 2008, 2009 and 2010, respectively. In 2009, revenues from our bitauto.com, ucar.cn and digital marketing solutions businesses accounted for 54.3%, 4.2% and 41.5%, respectively, of our total revenues. In 2010, revenues from our bitauto.com, ucar.cn and digital marketing solutions businesses accounted for 63.5%, 4.2% and 32.3%, respectively, of our total revenues. We had a profit of RMB84.3 million, a loss of RMB6.0 million and a loss of RMB1,222.0 million ($185.1 million) in 2008, 2009 and 2010, respectively, from our continuing operations. The losses were primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. Our non-GAAP profit from continuing operations, which excludes from IFRS (loss)/profit from continuing operations the charges relating to our preference shares, share-based payments and non-capitalized initial public offering expenses, were RMB54.3 million, RMB41.8 million and RMB70.3 million ($10.7 million) in 2008, 2009 and 2010, respectively. For a reconciliation of our non-GAAP profit from continuing operations to the IFRS (loss)/profit from continuing operations, see page 5 of this annual report.

Factors Affecting Our Results of Operation

We believe the following factors have had, and will continue to have, a significant effect on our results of operations.

Development of China’s automotive industry.  We rely on China’s automotive industry for substantially all of our revenues, which we generate from providing Internet content and marketing services to automakers and dealers. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. China’s automotive industry is still at an early stage of development and remains subject to many uncertainties including the general economic conditions in China and around the world, the growth of disposable household income and the availability and cost of credit available to finance automobile purchases, taxes and other incentives or disincentives related to automobile purchases and ownership, environmental concerns and measures taken to address these concerns, and cost of energy including gasoline price. We believe that the auto industry in China will face challenges, as government subsidies to promote auto sales are phased out and major cities such as Beijing introduce traffic control policies that will restrict new auto purchases. Adverse changes to the development of China’s automotive industry would likely reduce the demand for our services.

Growth in online advertising spending by China’s automobile dealers and automakers.  With the continuing growth of Internet usage in China, the Internet has become an increasingly important marketing and advertising channel to China’s automotive industry. We believe we will continue to benefit from the growth in online advertising spending by automotive dealers and automakers in China.

Market penetration of our bitauto.com business.  Revenues from our bitauto.com business are directly affected by the number of new automobile dealers using our subscription services and the amount of advertisements placed by dealers and automakers on our bitauto.com website. Our business and results of operations will depend significantly on our ability to grow our dealer customer base, including expanding our services into new geographic areas and providing additional services to our existing dealer customers. In addition, the content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our bitauto.com website, which in turn would affect automotive advertisers’ spending on our bitauto.com website. Finally, we believe our automotive content’s broad consumer reach achieved through our own automotive vertical websites and our partner websites is also a factor considered by our automobile dealer customers when choosing our subscription services.

Development of China’s used automobile market.  Revenues from our ucar.cn business currently constitute a small portion of our total revenues. We believe our ucar.cn business would benefit from the growth of China’s used automobile market. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. Most of these automakers have been placing advertisements on our ucar.cn website, which contributes to a majority of our revenues from our ucar.cn business. The operating results of our ucar.cn business depend greatly on the continuing advertising spending on our ucar.cn website by the existing and new automakers that have certified pre-owned automobile brands. Currently, used automobile listing fees from automobile dealers only constitute a small portion of the revenues from our ucar.cn business. In the long term, we expect that the used automobile listing fees will gradually become subscription-based service fees as we intend to enhance our service offering to used automobile dealers when China’s used automobile market becomes more mature.

Expansion of customer base for our digital marketing solutions business.  We have a limited number of automaker customers for our digital marketing solutions business. In 2009 and 2010, revenues from our top three automaker customers accounted for approximately 28.9% and 23.5%, respectively, of our revenues from our digital marketing solutions business. In particular, our largest automaker customer accounted for 21.4% and 16.3% of our revenues from our digital marketing solutions business in 2009 and 2010, respectively. We anticipate that a small number of automakers will continue to represent a significant percentage of revenues for our digital marketing solutions business in the near future. The amount of advertising spending by these automaker customers, the addition of new automaker customers and/or the loss of any existing automaker customers will each have a direct impact on the revenues of our digital marketing solutions business and our total revenues.

Key Components of Results of Operations

Revenues

The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

bitauto.com business	133,447	55.8	159,288	54.3	291,128	44,110	63.5
ucar.cn business	7,297	3.1	12,224	4.2	19,013	2,881	4.2
Digital marketing solutions business	98,234	41.1	121,801	41.5	147,964	22,419	32.3

Total revenues	238,978	100.0	293,313	100.0	458,105	69,410	100.0

Our bitauto.com business

Revenues from our bitauto.com business accounted for 55.8%, 54.3% and 63.5% of our total revenues in 2008, 2009 and 2010. We generate revenues through our bitauto.com website, which partners with other websites, by providing dealer subscription services to new automobile dealers and advertising services to dealers and automakers. We provide our new automobile dealer subscription services through our proprietary Easypass platform, which enables our customers to manage their online marketing efforts via a web browser-based interface developed by us while we maintain the core software and databases.

We generate revenues from new automobile dealer subscription services by charging Easypass subscribers a subscription fee. We had 1,529, 1,965 and 3,512 Easypass subscribers in 2008 and 2009 and 2010, respectively. Our revenues from new automobile dealer subscription services were RMB37.4 million, RMB50.7 million and RMB87.3 million ($13.2 million) in 2008, 2009 and 2010, respectively, representing 15.6%, 17.3% and 19.0% of our total revenues in the respective periods.

We generate advertising revenues from our bitauto.com website through selling advertisements to automakers and dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Historically, advertising revenues from our bitauto.com website were mainly from automobile dealers. Advertising spending from automakers has grown to become another major source of our advertising revenues as we attract more automotive consumers to the bitauto.com website. Of the approximately 81 automakers in China with independent sales networks and marketing capabilities and annual sales volume of over 5,000 automobiles, consisting of international and Chinese automobile manufacturers and their joint ventures, 59 placed advertisements on our bitauto.com website in 2010. With increasing Internet usage in China, we expect that automakers and automobile dealers’ online advertising spending will continue to grow and our bitauto.com website will continue to benefit from such growth. Our revenues from advertising services on our bitauto.com website were RMB96.0 million, RMB108.6 million and RMB203.8 million ($30.9 million) in 2008, 2009 and 2010, respectively, representing 40.2%, 37.0% and 44.5% of our total revenues in the respective periods.

Our ucar.cn business

Revenues from our ucar.cn business accounted for 3.1%, 4.2% and 4.2% of our total revenues in 2008, 2009 and 2010. We generate revenues from our ucar.cn website by providing listing services to used automobile dealers through our proprietary Transtar platform and providing advertising services to automobile dealers and automakers. Similar to our Easypass service platform, Transtar is a service platform through which we provide our service modules specifically developed for our used automobile dealer customers. Dealers pay fees each time they use our Transtar listing services. Our revenues from used automobile listing services were RMB0.3 million, RMB0.9 million and RMB4.4 million ($0.7 million) in 2008, 2009 and 2010, respectively. Our ucar.cn website also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to used automobile dealers and automakers with certified pre-owned automobile programs. Most of China’s automakers with certified pre-owned automobile programs, as well as a significant number of used automobile dealerships, have been placing advertisements on our ucar.cn website. Our revenues from advertising services on our ucar.cn website were RMB7.0 million, RMB11.3 million and RMB14.6 million ($2.2 million) in 2008, 2009 and 2010, respectively, representing 2.9%, 3.9% and 3.2% of our total revenues in the respective periods.

We expect that China’s used automobile market will continue to grow and the number of used automobiles listed on our ucar.cn website for sale and the number of customers of our used automobile listing services will likewise increase. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. We believe our ucar.cn business could benefit from the growth of China’s used automobile market.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 41.1%, 41.5% and 32.3% of our total revenues in 2008, 2009 and 2010, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our bitauto.com and ucar.cn businesses mainly includes fees paid to our partner websites to distribute our dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, equipment depreciation and business taxes. Cost of revenues for our digital marketing solutions business mainly includes salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees and business taxes.

The following table sets forth our cost of revenues for continuing operations in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

Total revenues	238,978	100.0	293,313	100.0	458,105	69,410	100.0

Cost of revenues:
bitauto.com business	37,643	15.8	57,734	19.7	79,792	12,089	17.5
ucar.cn business	14,702	6.2	16,717	5.7	27,475	4,163	6.0
Digital marketing solutions business	21,879	9.2	31,295	10.7	41,434	6,278	9.0

Total cost of revenues	74,224	31.2	105,746	36.1	148,701	22,530	32.5

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	marketing expenses we incurred to promote our brand image through various events such as automotive exhibitions and industry forums;

•	office expenses for our daily operations, and traveling and communication expenses;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from the 2006 Plan and the 2010 Plan;

•	provision for bad debts;

•	depreciation and amortization; and

•	others that include stamp duties, professional fees, training fees and delivery costs.

The following table sets forth our selling and administrative expenses for continuing operations, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

Total revenues	238,978	100.0	293,313	100.0	458,105	69,410	100.0

Selling and administrative expenses:
Salaries and benefits	40,127	16.8	49,290	16.8	83,463	12,647	18.2
Marketing expenses	28,403	11.9	47,090	16.1	73,157	11,084	16.0
Office expenses	14,119	5.9	11,072	3.8	18,988	2,877	4.1
Operating lease expenses	8,685	3.6	9,065	3.1	17,478	2,648	3.8
Share-based payment	794	0.3	292	0.1	7,510	1,138	1.6
Provision for bad debts	1,386	0.6	1,649	0.6	635	96	0.1
Depreciation and amortization	1,492	0.6	2,920	1.0	6,322	958	1.4
Others	4,945	2.1	3,890	1.3	4,449	674	1.0

Total selling and administrative expenses	99,951	41.8	125,268	42.8	212,002	32,122	46.2

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB14.4 million, RMB17.1 million and RMB29.8 million ($4.5 million) in 2008, 2009 and 2010, respectively, representing 6.0%, 5.8% and 6.5% of our total revenues in the respective periods.

Changes in Fair Value of the Derivative Component of Convertible Preference Shares and Fair Value of Convertible Promissory Notes

Our convertible preference shares are classified as a liability under IFRS and are marked-to-market for the applicable periods. The liability in connection with our Series A, B and C convertible preference shares was separated into two components: a derivative component consisting of the conversion option and a straight debt component, which is the residual value of the proceeds of the convertible preference shares after deducting the fair value of the derivative component and transaction costs. The conversion options of Series A, B and C convertible preference shares and the Series D-1 and D-2 convertible preference shares were carried at fair value on the consolidated statement of financial position. Increase in the fair value was recognized as a loss in the period when the increase occurred because it resulted in a higher carried liability. Decrease in the fair value was recognized as a profit because it resulted in a lower carried liability.

There were significant changes in the fair value of our convertible preference shares and convertible promissory notes, which directly affected our results of operations. On November 17, 2010, we completed our initial public offering, or IPO. Upon completion of our IPO, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into our ordinary shares. For assumptions and methodologies used in the valuation of the fair values of these convertible securities, see “— Critical Accounting Policies — Fair values of convertible preference shares and convertible promissory notes.” The following table sets forth the balance of the fair value of the derivative component of our Series A, B and C convertible preference shares, the fair value of our Series D-1 and D-2 convertible preference shares and the fair value of our convertible promissory notes, as well as changes of these fair values.

	For the Year Ended December 31
	2008	2009	2010
	RMB	RMB	RMB
	(In thousands)

Derivative component of Series A, B and C convertible preferences shares:
Opening balance	245,639	180,338	186,601
Changes in fair value of derivative component of convertible preference shares recorded in profit or loss	(50,295)	6,437	1,004,876
Automatically converted to ordinary shares on November 17, 2010	—	—	(1,168,693)
Foreign exchange reserve	(15,006)	(174)	(22,784)

Closing balance	180,338	186,601	—

Series D-1 and D-2 convertible preference shares at fair value:
Opening balance	—	—	150,809
Series D-1 and D-2 shares issued on July 8, 2009 and July 20, 2009, respectively	—	124,054	—
Changes in fair value of Series D-1 and D-2 convertible preference shares	—	26,868	265,826
Automatically converted to ordinary shares on November 17, 2010	—	—	(407,945)
Foreign exchange reserve	—	(113)	(8,690)

Closing balance	—	150,809	—

	For the Year Ended December 31
	2008	2009	2010
	RMB	RMB	RMB
	(In thousands)

Convertible promissory notes:
Opening balance	—	42,744	—
Convertible promissory notes issued during the year	34,265	—	—
Changes in fair value recorded in profit or loss	8,709	(680)	—
Converted to Series D-2 convertible preference shares on July 20, 2009	—	(42,064)	—
Foreign exchange reserve	(230)	—	—

Closing balance	42,744	—	—

For more information on the issuance of our preference shares, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”

Finance costs on convertible preference shares

Our finance costs on convertible preference shares include the amortized interest expense in connection with the straight debt component of our preference shares calculated using the effective interest rate and the issuance cost for these preference shares. Our amortized interest expense was RMB10.7 million, RMB10.8 million and RMB9.4 million ($1.4 million) in 2008, 2009 and 2010, respectively. We incurred issuance costs of RMB4.1 million in 2009 in connection with the issuance of our preference shares. Upon completion of our IPO on November 17, 2010, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into our ordinary shares.

Taxation

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Our subsidiary Bitauto Hong Kong Limited did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2008 and 2009 and 2010. Accordingly, we did not pay Hong Kong profit tax during these periods.

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises identified as high-and-new-technology enterprises in need of key government support enjoy a preferential enterprise income tax rate of 15%. An enterprise established outside of China with its “de facto management body” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as us. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether the dividends we receive from our subsidiary will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

Beijing Bitauto Internet Information Company Limited, or BBII, was granted a five-year tax holiday in 2007 and was eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

In May 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39, may choose the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was determined to be applicable to BBII and therefore, the applicable income tax rate is 10%, 11% and 12% for 2009, 2010 and 2011, respectively. Subsequent to 2011, BBII is entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise.” If it fails to maintain the “High and New Technology Enterprise” qualification, its applicable EIT rate may increase to up to 25%.

For more information on PRC tax regulations, see “Item 10. Additional Information — E. Taxation.”

Foreign Currency Exchange Difference

Our presentation currency is Renminbi. The functional currency of our holding company, Bitauto Holdings Limited, and our wholly owned subsidiary, Bitauto Hong Kong Limited, is the U.S. dollar, while the functional currency of our PRC subsidiary and consolidated SPEs is the Renminbi. We recognize exchange differences arising on the currency translation in other comprehensive income when we consolidate our holding company, wholly-owned Hong Kong subsidiary and our PRC subsidiary and SPEs.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, and reviewing interim financial statements prepared at the time of our initial public offering in 2010, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the United States Public Company Accounting Oversight Board. The material weaknesses identified were: (i) insufficient IFRS qualified accounting, tax and finance personnel, and (ii) insufficient detailed oversight and review of the financial statement close and reporting process from management.

In compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and its applicable rules and regulations, we have taken certain steps to remedy these material weaknesses, including:

•	we established an internal audit function in March 2009 and currently have three staff members in this function;

•	we have established an audit committee with three members;

•	we have established internal audit and accounting policies and procedures; and

•	we have hired one of the major international public accounting firms to assist the Company in designing and executing our internal audit and accounting policies and procedures to comply with the requirements of Section 404.

We will continue to implement measures to remedy these material weaknesses including:

•	providing training to our tax and finance personnel to improve their knowledge of IFRS and SEC reporting requirements;

•	developing, communicating and implementing a comprehensive accounting policy and procedure with full coverage on recurring and non-recurring and complex transactions; and

•	establishing effective monitoring and oversight controls for our financial statement closing process.

Section 404 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that concludes our internal controls are not effective if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Critical Accounting Policies

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which requires us to make significant judgments, estimates and assumptions that effect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application place significant demands on the judgment of our management. The following descriptions of our critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Risk Factors” and other disclosures included in this annual report.

Revenue Recognition

Consistent with the criteria of IAS 18, Revenue, we recognize revenues to the extent that it is probable that the revenues can be reliably measured and economic benefits will flow to us. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. We enter into transactions that may include website design, set-up, and maintenance services. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. We determine the fair value of each component based on the selling price of the component if sold separately by us. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following is a description of revenue recognition criteria for each of our services provided:

New automobile dealer subscription services.  We provide dealer subscription services to new automobile dealers in China to help them effectively market their inventories to relevant consumers. The subscription services include dealer listing, virtual call center through toll-free numbers that we provide, advertisement creation and placement and online showroom setup. The revenues from dealer subscription fees are recognized on a straight-line basis over the subscription period, which generally ranges from several months to one year. Revenues from new automobile dealer subscription services are reported at a gross amount.

Used automobile listing services.  We provide automobile listing services to used automobile dealers in China to help them effectively market their inventories to relevant consumers. These services include dealer listing, virtual call center through toll-free numbers provided by us, and online showroom setup. The revenues from used automobile listing services are recognized on a straight-line basis over the listing period. Revenues from used automobile listing services are reported at a gross amount.

Advertising services.  Revenues from advertising activities are recognized when the advertisements are published over the stated display period on our bitauto.com or ucar.cn websites and when the collectability is reasonably assured. We also conduct online marketing campaigns for our customers through market research of the target audience group, identifying effective online media, creating and strategically publishing campaign materials on multiple online media to help our customers to achieve their goals. These services are usually provided at a fixed price and completed within a short period of time. We recognize revenues from organizing such activities when the services have been rendered and the collectability is reasonably assured. In addition, we provide website development and maintenance services to automakers and automobile dealers, which are generally completed within a year. Revenues from development services are recognized when the services have been rendered and the collectability is reasonably assured. Revenues for maintenance services are recognized ratably over the contract period. Revenues from advertising activities are reported at a gross amount.

Advertising agent services.  Our advertising agent revenues are derived from fees received for assisting customers in placing advertisements on media vendor websites. The net fees are recognized when the advertisements are published and when the collectability is reasonably assured. We also receive performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers we represent. Revenues are recognized when the amounts of these performance-based rebates are probable and can be reasonably estimated.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, trade and notes receivables, other receivables, trade payables, other payables, and interest bearing borrowing. The fair values of these financial instruments approximate their carrying amounts largely due to the short-term maturity of these instruments.

Share-based Payments

Our share-based payment transactions with employees are measured based on the fair value of the equity instrument on the grant date. When we grant an award that vests in installments, or applies graded vesting, each installment or vesting tranche is treated as a separate award.

The cost of equity-settled transactions with employees is recognized, together with a corresponding increase in equity, as employee equity benefit reserve, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The expense or credit recognized in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled transaction are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transactions, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

On December 31, 2006, we adopted the 2006 Plan under which we have reserved 1,028,512.5 ordinary shares for employees. We granted options to purchase 750,000 ordinary shares at an exercise price of $0.40 per share to our employees on that date. Pursuant to the 2006 Plan, the first 33% of the options granted would vest 12 months after the grant date, the second 33% of the options would vest 24 months after the grant date, and the remaining 34% of the options would vest 36 months after the grant date, provided that the employee remained in service during these periods. There was no performance requirement for any options to be vested. Options granted typically expire 10 years from relevant vesting date. Options can only be exercised without cash settlement alternatives.

On February 8, 2010, we implemented the 2010 Plan under which we have reserved 3,089,887.5 ordinary shares for our employees. We granted options to purchase 2,397,500 ordinary shares at an exercise price of $3.20 per share to our employees on that date. Pursuant to the 2010 Plan, the first 25% of the options would vest 12 months after the grant date, the second 25% of the options would vest 24 months after the grant date, the third 25% of the options would vest 36 months after the grant date and the remaining 25% of the options would vest 48 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the grant date and there are no cash settlement alternatives.

On December 28, 2010, we granted options to purchase 278,512.5 ordinary shares under the 2006 Plan and options to purchase 589,487.5 ordinary shares under the 2010 Plan, at an exercise price of $10.20 per share respectively, to designated employees and consultants on that date. Pursuant to the Plans, the options have graded vesting terms and vest in equal tranches from the grant date over three or four years on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the vesting date and there are no cash settlement alternatives.

As of March 31, 2011, options related to 831,012.5 shares granted under the 2006 Plan with an aggregate fair value of $1.8 million were outstanding, of which options related to 552,500 shares have been fully vested. Options related to 2,031,987.5 shares granted under the 2010 Plan with an aggregate fair value of $5.2 million were outstanding, none of which has been vested. Options related to 883,750 shares have been forfeited as a result of certain employees terminating their services with us,

Fair value of equity

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options granted before our IPO, we, with the assistance of independent appraisers, performed retrospective valuation instead of contemporaneous valuation because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development and marketing efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

We and our appraisers evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. We and our appraisers considered the market and cost approaches as inappropriate for valuing our ordinary shares because no comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, we and our appraisers relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company. Accordingly, we, with the assistance of the independent appraisers, used the income approach to estimate the enterprise value at each date on which options were granted. We applied the methodologies consistently for all valuation dates.

The income approach involves applying discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in China’s automotive industry. The revenue and cost assumptions we used are consistent with our long-range business plan and market conditions in the online marketing and advertising industry. We also have to make complex and subjective judgments regarding our unique business risks, the liquidity of our shares and our limited operating history and future prospects at the time of grant or re-measurement. Other assumptions we used in deriving the fair value of our equity include:

•	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and in the automotive advertising industry in China;

•	no material changes will occur in the current taxation law in China and the applicable tax rates will remain unchanged;

•	exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	our future growth will not be constrained by lack of funding;

•	we have the ability to retain competent management and key personnel to support our ongoing operations; and

•	industry trends and market conditions for the advertising and related industries will not deviate significantly from current forecasts.

In addition to estimating the cash flows during the projection period, we calculated the terminal value at the end of the projection period by applying the Gordon growth model, which assumes a constant annual growth rate of 3% after the projection period.

Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on each respective grant or re-measurement date. The WACCs were derived by using the capital asset pricing model, a method that market participants commonly use to price securities. Under the capital asset pricing model, the discount rate was determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections. Using this method, we determined the appropriate discount rates to be 24.5% and 20.0% as of December 31, 2008 and December 31, 2009, respectively. The decrease in WACC from 24.5% to 20.0% is due to the combined effect of (i) the continuous growth of our business and company size; (ii) the proximity to our initial public offering; (iii) the continuous improvement in overall market conditions and capital market sentiments; and (iv) additional financing obtained through the issuance of convertible preference shares. The risks associated with achieving our forecasts were appropriately assessed in our determination of the appropriate discount rates. If different discount rates had been used, the valuations could have been significantly different.

We also applied a discount for lack of marketability to reflect the fact that, at the time of the grants, we were a privately held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Black-Scholes option pricing model. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry. Volatility of 58.7% and 61.9%

was determined by using the mean of volatility of the comparable companies as of December 31, 2008 and December 31, 2009, respectively. In evaluating comparable companies, we determined they should:

•	operate in the same or similar businesses;

•	have a trading history comparable to the remaining life of our share options as of each valuation date; and

•	either have operations in China, as we only operate in China, or be market players in the United States, as we are a public company in the United States

Based on the foregoing analysis, marketability discounts of 30.0% and 24.0% were adopted for these valuation dates.

We completed an IPO, of 10,600,000 ADSs, each representing one ordinary share, in November 2010. On November 17, 2010, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “BITA.” Subsequent to our IPO date, we have used the price of our publicly traded shares on grant date for purposes of determining the grant date fair value of our ordinary shares.

Fair value of our ordinary shares

In determining the fair value of our ordinary shares before our IPO, because the equity value of our Company for the years ended December 31, 2008 and 2009 included both preferred shares and ordinary shares, the fair value of the equity was allocated to preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, we treat ordinary shares and preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. We considered various terms of the preferred shares and ordinary shares, including the level of seniority, dividend policy, probability of the completion of an IPO, special redemption terms and preferential allocation upon liquidation of the enterprise in the option-pricing method. The dividend yield as of December 31, 2008 and 2009 was assessed to be zero because our company has not declared dividends and does not expect to do so in the near future. The expected volatility of our ordinary shares was based on the comparable companies in the same industry, which are listed and publicly traded over the most recent period. Had we used different estimates of volatility, the allocations of value between preferred shares and ordinary shares would have been different. As a result, we estimated that the fair value of our ordinary shares was $2.18 and $2.40 per share as of December 31, 2008 and December 31, 2009.

The fair value of our ordinary shares increased from $2.18 per share as at December 31, 2008 to $2.40 per share as at December 31, 2009, primarily due to the following factors:

•	In July 2009, we issued Series D-1 preferred shares and raised additional capital of $12 million;

•	The proximity of our IPO in 2010 and continuous improvement in capital market sentiment increased the liquidity of our equity securities. As a result, we lowered the discount for lack of marketability applied for valuation of our equity from 30.0% as of December 31, 2008 to 24.0% as of December 31, 2009; and

•	The discount rate used for valuation of our equity securities decreased from 24.5% as of December 31, 2008 to 20.0% as of December 31, 2009 due to the combined effect of (i) the continuous growth of our business and company size; (ii) the proximity to our initial public offering in 2010; (iii) the continuous improvement in overall market conditions and capital market sentiment; and (iv) additional financing obtained through the issuance of preferred shares. We believed that these factors lowered our overall inherent risk and market participant’s required rate of return for investing in our equity securities, decreased our estimated cost of capital and hence the discounted rate applied for valuing our equity.

Fair value of share options

We, with the assistance of independent appraisers, estimated the share-based payments for share options on the grant dates based on each option’s fair value as calculated using the binomial option model and the following assumptions and inputs:

			The 2006 Plan
		The 2006 Plan	Vesting Period of
		Vesting Period of	4 Years and the 2010
	The 2006 Plan	3 Years	Plan	The 2010 Plan

Grant date	December 31, 2006	December 28, 2010	December 28, 2010	February 8, 2010
Fair value per share	$0.91	$10.16	$10.16	$3.02
Exercise price per share	$0.40	$10.20	$10.20	$3.20
Risk-free interest rate of return	5.13%	3.58%	3.58%	3.62%
Dividend yield	0	0	0	0
Expected volatility	33.0%	68.54%	68.54%	59.8%
Weighted-average fair value per option granted	$1.46	$5.08	$5.36	$3.60

For the purpose of determining the estimated fair value of our share options, we believe the fair value per share and expected volatility of our ordinary shares are the most critical assumptions. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of compensation expense we recognize in our consolidated financial statements. Since we did not have a trading history for our shares sufficient to calculate our own historical volatility, expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies in the online marketing and advertising industry.

Fair value of convertible preference shares and convertible promissory notes

Convertible preference shares

Our convertible preference shares were classified as a liability under IFRS and marked-to-market for the applicable periods. The liability in connection with our Series A, B and C convertible preference shares was separated into two components: a derivative component consisting of the conversion option and a straight debt component, which was the residual value of the proceeds of the convertible preference shares after deducting the fair value of the derivative component and transaction costs. On the issuance of the Series A, B and C convertible preference shares, the fair value of the embedded conversion option was calculated using the binomial option model. The derivative component was carried at fair value on the consolidated statements of financial position with changes in fair value being charged or credited to the consolidated statement of comprehensive income in the period when the change occurred. The straight debt component was subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense in connection with the straight debt component was calculated using the effective interest method by applying the effective interest rate to the straight debt component through the maturity date.

On November 17, 2010, the Series A, B and C convertible preference shares were converted into our ordinary shares, and the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued.

Our Series D-1 and Series D-2 convertible preference shares contained conversion features and redemption features that exhibited characteristics of an embedded derivative, and were designated as financial liabilities at fair value through profit or loss. On November 17, 2010, the Series D-1 and Series D-2 convertible preference shares were converted into our ordinary shares, and the carrying amounts of the derivative were transferred to share capital and share premium as consideration for the shares issued.

Convertible promissory notes

The conversion feature and redemption feature of our convertible promissory notes were accounted for as one compound instrument. The debt contract net of the derivatives (conversion feature and redemption feature) was considered an equity instrument and had no value. The conversion feature and redemption feature were carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurred. The convertible promissory notes were converted on July 20, 2009 to Series D-2 convertible preference shares. Accordingly, the carrying amounts of the compound instrument components were transferred to a preference share liability as consideration for the preference shares issued.

Fair value estimates

Because the fair values of our Series A, B, C, D-1 and D-2 convertible preference shares, and convertible promissory notes recorded in the consolidated statements of financial position as of December 31, 2008 and 2009 could not be derived from active markets, they were determined using the binomial option model. The major inputs to the valuation model for the assessment of the fair values of our Series A, B, C, D-1 and D-2 convertible preference shares, and convertible promissory notes were the enterprise value of our company, expected volatility of our share price and discount rate. The enterprise value of our company was assessed based on discounted cash flow model. Inputs to these models were taken from observable markets where possible. Where not feasible, a degree of judgment was required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. We based our fair value estimates on assumptions we believed to be reasonable, but such assumptions are unpredictable and inherently uncertain. As such, actual future results may differ from these estimates. The major inputs of the binomial model are as follows:

	December 31,	December 31,
	2008	2009

Total fair value of equity ($ million)	78.2	95.4
Expected volatility	58.7%	61.9%
Dividend yield	0	0
Risk-free rate	3.2%	2.8%

We estimated the fair value of our equity to be $78.2 million and $95.4 million as of December 31, 2008 and December 31, 2009, respectively. For a detailed discussion on the calculation of the fair value of equity, see “— Critical Accounting Policies — Fair value of equity.” The increase in the fair value of our equity is attributable to the same reasons as the increase in the fair value of our ordinary shares. See “— Critical Accounting Policies — Fair value of our ordinary shares.”

Income taxes

In determining taxable income for financial statement reporting purposes, we must make certain estimates and judgments. These estimates and judgments are applied in the calculation of certain tax liabilities and in the determination of the recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the amount of deferred tax that can be recovered.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment of our uncertain tax positions by the various jurisdictional tax authorities. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Goodwill and intangible assets with indefinite lives

Goodwill is initially measured at cost, being the excess of the consideration transferred over the net identifiable assets and liabilities acquired. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Goodwill and intangible assets with indefinite lives are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill and intangible assets with indefinite lives by assessing the recoverable amount of the cash-generating unit, to which the goodwill and intangible assets with indefinite lives relate. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversible in future periods.

The recoverable amount of each cash-generating unit was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. We base our fair value estimates on assumptions we believe to be reasonable, but such assumptions are unpredictable and inherently uncertain. As such, actual future results may differ from these estimates.

Key assumptions were used in the value in use calculation of each cash-generating unit as of December 31, 2009. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

•	Budgeted gross margins. The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

•	Discount rates. The discount rates applied to the cash flow projections ranged from 20% to 22% and cash flows beyond the five-year period are extrapolated using growth rates of 3%. The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

We performed an annual impairment test as at December 31, 2009 to assess the cash-generating units’ respective recoverable amounts, and concluded that there was no impairment as the recoverable amounts of the cash-generating units exceeded their carrying amounts. There were no indicators of impairment noted for 2009. On May 31, 2010, the goodwill was distributed to our shareholders resulting in no goodwill balance as at December 31, 2010.

Intangible assets with finite lives

We amortize our intangible assets over the useful economic life on a straight-line basis and assess them for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible asset. There has been no change to the estimated useful lives during the periods presented.

We evaluate our intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of intangible assets may not be recoverable. If such an indication exists, we estimate the asset’s recoverable amount. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2009 and 2010.

Discontinued Operations

In early 2010, we adopted a corporate strategy to focus on our core Internet-related business that includes our bitauto.com business, our ucar.cn business and our digital marketing solutions business. On May 31, 2010, we distributed the net assets of certain of our SPEs that provide advertising services focusing on traditional media forms such as radio, television, newspapers and magazines, to our shareholders. We discontinued these businesses because we intend to focus on our long-term growth strategy to provide Internet content and marketing services for China’s automotive industry. We recognized a distribution to shareholders of RMB102.0 million ($15.4 million) in 2010, which included RMB8.1 million ($1.2 million) cash balance of the distributed entities.

The financial results associated with the distributed entities have been presented as discontinued operations for all periods presented in this annual report. The following table sets forth a summary of the results of operations for the distributed entities:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(In thousands)

Discontinued Operations
Revenue	132,193	125,407	32,896	4,984
Cost of revenue	(103,060)	(99,548)	(31,579)	(4,785)

Gross profit	29,133	25,859	1,317	199
Expenses	(72,352)	(75,447)	(28,709)	(4,350)
Interest income	103	50	—	—
Other (expenses)/income	(718)	(1,374)	327	50

Loss before tax from discontinued operations	(43,834)	(50,912)	(27,065)	(4,101)
Income tax expense	(4,064)	(3,400)	(24,245)	(3,674)

Loss from discontinued operations	(47,898)	(54,312)	(51,310)	(7,775)

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The following tables also include non-GAAP profit from continuing operations. For a reconciliation of our non-GAAP profit from continuing operations to IFRS profit from continuing operations, see page 5 of this annual report.

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
		(In thousands)

Continuing Operations
Revenue	238,978	293,313	458,105	69,410
Cost of revenue	(74,224)	(105,746)	(148,701)	(22,530)

Gross profit	164,754	187,567	309,404	46,880
Selling and administrative expenses(1)	(99,951)	(125,268)	(212,002)	(32,122)
Product development expenses	(14,437)	(17,090)	(29,778)	(4,512)

Operating profit	50,366	45,209	67,624	10,246
Other income	4,180	595	5,358	812
Other expenses	(1,267)	(1,168)	(1,346)	(204)
Changes in fair value of derivative component of convertible preference shares	50,295	(33,305)	(1,270,702)	(192,531)
Changes in fair value of convertible promissory notes	(8,709)	680	—	—
Interest income	636	373	618	94
Interest expense	—	—	(993)	(150)
Finance costs on convertible preference shares	(10,748)	(14,917)	(9,355)	(1,417)

Profit/(loss) before tax from continuing operations	84,753	(2,533)	(1,208,796)	(183,150)
Income tax expense	(439)	(3,503)	(13,185)	(1,998)

Profit/(loss) from continuing operations	84,314	(6,036)	(1,221,981)	(185,148)

Other Financial Data: Non-GAAP profit from continuing operations(2)	54,270	41,798	70,348	10,660

(1)	Including share-based payments of RMB0.8 million, RMB0.3 million, and RMB7.5 million ($1.1 million) in 2008, 2009 and 2010, respectively and including non-capitalized initial public offering expenses of RMB4.8 million ($0.7 million) in 2010.

(2)	For a reconciliation of our non-GAAP profit from continuing operations to the IFRS (loss)/profit from continuing operations, see page 5 of this annual report.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue.  Our total revenue increased by 56.2% from RMB293.3 million in 2009 to RMB458.1 million ($69.4 million) in 2010. This increase was primarily due to an increase in the number of our customers and an increased demand in all our lines of business as our dealer and automaker customers expand their business activities.

Our bitauto.com business.  Revenue from our bitauto.com business increased by 82.8% from RMB159.3 million for 2009 to RMB291.1 million ($44.1 million) in 2010, mainly due to an increase in the number of our Easypass subscribers and the increased advertising spending by automakers and automobile dealers on our bitauto.com website. Our Easypass subscribers increased to 3,512 in 2010 from 1,965 in 2009. Revenue from our new automobile dealer subscription services increased from RMB50.7 million in 2009 to RMB87.3 million ($13.2 million) in 2010, and revenue from our advertising services on our bitauto.com website increased from RMB108.6 million in 2009 to RMB203.8 million ($30.9 million) in 2010, primarily attributable to the increased number of automaker customers placing advertisements on our bitauto.com website and the increased average advertising spending by these customers.

Our ucar.cn business.  Revenue from our ucar.cn business increased by 55.5% from RMB12.2 million in 2009 to RMB19.0 million ($2.9 million) in 2010. This increase was mainly driven by increases in both the number of advertising customers and the number of Transtar customers. Our advertising customers increased from 80 in 2009 to 248 in 2010, and our Transtar customers increased from 774 in 2009 to 1,409 in 2010. Revenue from our advertising services on our ucar.cn website increased from RMB11.3 million in 2009 to RMB14.6 million ($2.2 million) in 2010. Revenue from our used automobile dealer listing services increased from RMB0.9 million in 2009 to RMB4.4 million ($0.7 million) in 2010.

Our digital marketing solutions business.  Revenue from our digital marketing solutions business increased by 21.5% from RMB121.8 million in 2009 to RMB148.0 million ($22.4 million) in 2010. This increase was attributable to the overall growth of our customers’ advertising spending and a major automobile customer we added in 2010.

Cost of Revenue.  Our cost of revenue increased by 40.6% from RMB105.7 million in 2009 to RMB148.7 million ($22.5 million) in 2010. This increase was due to increases in cost of revenue from all our lines of business as a result of the growth in both our Internet traffic and the number of our employees in 2010.

Our bitauto.com business.  Cost of revenue from our bitauto.com business increased by 38.2% from RMB57.7 million in 2009 to RMB79.8 million ($12.1 million) in 2010. This increase was mainly due to the increased fees we paid to most of our partner websites to distribute dealer customers’ automobile pricing and promotional information, and an increase in business taxes in line with growth of revenue.

Our ucar.cn business.  Cost of revenue from our ucar.cn business increased by 64.4% from RMB16.7 million in 2009 to RMB27.5 million ($4.2 million) in 2010. This increase was largely attributable to higher total fees paid to our partner websites to distribute our dealer customers’ used automobile listing information as we expanded our number of partner websites. We also incurred higher bandwidth leasing fees resulting from higher Internet traffic to our ucar.cn website in 2010.

Our digital marketing solutions business.  Cost of revenue from our digital marketing solutions business increased by 32.4% from RMB31.3 million in 2009 to RMB41.4 million ($6.3 million) in 2010. This increase was mainly attributable to the increase in personnel expenses resulting from the increased number of employees directly engaged in revenue-generating activities.

Gross Profit.  Our gross profit increased by 65.0% from RMB187.6 million in 2009 to RMB309.4 million ($46.9 million) in 2010.

Selling and Administrative Expenses.  Our selling and administrative expenses increased by 69.2% from RMB125.3 million in 2009 to RMB212.0 million ($32.1 million) in 2010. This increase was primarily due to the increase in salaries and benefits and marketing expenses to enhance brand awareness and operating lease expenses related to operational expansion.

Salaries and benefits.  Expenses relating to our salaries and benefits increased by 69.3% from RMB49.3 million in 2009 to RMB83.5 million ($12.6 million) in 2010. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Marketing expenses.  Our marketing expenses increased by 55.4% from RMB47.1 million in 2009 to RMB73.2 million ($11.1 million) in 2010. This increase was mainly due to increased expenses paid to Internet search companies and incurred in connection with our annual China Automotive Industry Forum in 2010, where we hosted over 1,500 automotive dealer participants. This increase also included additional marketing expenses incurred in connection with our participation in the annual automotive exhibition as part of our marketing strategies to enhance our brand image and industry influence.

Office expenses.  Our office expenses increased by 71.5% from RMB11.1 million in 2009 to RMB19.0 million ($2.9 million) in 2010. This increase was mainly attributable to non-capitalized initial public offering expenses of RMB4.8 million ($0.7 million) incurred in 2010.

Operating lease expenses.  Our operating lease expenses increased by 92.8% from RMB9.1 million in 2009 to RMB17.5 million ($2.6 million) in 2010, mainly because we rented additional office space for our headquarters in Beijing and our offices in other cities as we increased the number of our employees.

Product Development Expenses.  Our product development expenses increased by 74.2% from RMB17.1 million in 2009 to RMB29.8 million ($4.5 million) in 2010. This increase was primarily due to an increase in research and development personnel expenses.

Changes in Fair Value of Derivative Component of Convertible Preference Shares.  We recognized a loss of RMB1,270.7 million ($192.5 million) in 2010 compared to a loss of RMB33.3 million in 2009, mainly attributable to the increase in the fair value of the derivative component of our Series A, B and C convertible preference shares from RMB186.6 million as of December 31, 2009 to RMB1,168.7 million ($177.1 million) as of November 17, 2010 and the increase in the fair value of our Series D-1 and D-2 convertible preference shares from RMB150.8 million as of December 31, 2009 to RMB407.9 million ($61.8 million) as of November 17, 2010. The increase in the fair value of our convertible preference shares was due to our strong business growth and improving business outlook.

Income Tax (Expense)/Benefit.  Our income tax expense increased from RMB3.5 million in 2009 to RMB13.2 million ($2.0 million) in 2010. This increase was primarily because unlike in 2009, we no longer had loss carryover in 2010 to reduce our tax liability. In addition, we accrued income tax at a higher rate due to a potential rule change by the local tax authority. See “— Taxation.”

(Loss)/Profit from Continuing Operations.  As a result of foregoing, we incurred a loss of RMB1,222.0 million ($185.1 million) in 2010 compared to a loss of RMB6.0 million in 2009.

Non-GAAP Profit from Continuing Operations.  Our non-GAAP profit from continuing operations increased by 68.3% from RMB41.8 million in 2009 to RMB70.3 million ($10.7 million) in 2010. This increase was mainly due to a significant increase in our revenue and an improvement in our gross margin, partially offset by the considerable increase in our marketing expenses and our employee-related expenses resulting from our rapid business growth in late 2009 and 2010. See page 5 of this annual report for a reconciliation of our non-GAAP profit from continuing operations to the IFRS (loss)/profit from continuing operations.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue.  Our total revenue increased by 22.7% from RMB239.0 million in 2008 to RMB293.3 million ($44.4 million) in 2009. This was due to an increase in the number of our customers and their demand for our services, partially offset by the adverse impact of the global financial crisis on the advertising spending of our automaker and dealer customers.

Our bitauto.com business.  Revenue from our bitauto.com business increased by 19.4% from RMB133.4 million in 2008 to RMB159.3 million ($24.1 million) in 2009, mainly due to the increase in the number of our Easypass subscribers and the increase in advertising spending by automakers and dealers on our bitauto.com website. Our Easypass subscribers increased from 1,529 in 2008 to 1,965 in 2009, and revenue from our subscription services increased from RMB37.4 million in 2008 to RMB50.7 million ($7.7 million) in 2009. Revenue from our advertising services increased from RMB96.0 million in 2008 to RMB108.6 million ($16.4 million) in 2009, primarily attributable to the increased number of automaker customers placing advertisements on our bitauto.com website and the increased average advertising spending by these customers.

Our ucar.cn business.  Revenue from our ucar.cn business increased by 67.5% from RMB7.3 million in 2008 to RMB12.2 million ($1.8 million) in 2009. This increase was mainly because more automakers started their certified pre-owned car programs in 2009 and most of them placed advertisements on our ucar.cn website. Revenue from our advertising services increased from RMB7.0 million in 2008 to RMB11.3 million ($1.7 million) in 2009 primarily due to the increased number of automakers placing advertisements on our ucar.cn website. Revenue from our listing services increased from RMB0.3 million in 2008 to RMB0.9 million ($0.1 million) in 2009, primarily because we began to charge used automobile dealers fees in 2009 for listing their inventory on our ucar.cn website and our partner websites.

Our digital marketing solutions business.  Revenue from our digital marketing solutions business increased by 24.0% from RMB98.2 million in 2008 to RMB121.8 million ($18.5 million) in 2009. This increase was attributable to the increase in the number of our advertising customers and the overall growth of our individual customer’s advertising spending.

Cost of Revenue.  Our cost of revenue increased by 42.5% from RMB74.2 million in 2008 to RMB105.7 million ($16.0 million) in 2009. This increase was due to increases in cost of revenue from all our lines of business.

Our bitauto.com business.  Cost of revenue from our bitauto.com business increased by 53.4% from RMB37.6 million in 2008 to RMB57.7 million ($8.7 million) in 2009. This increase was mainly because we contracted with significantly more partner websites in 2009 for our dealer subscription service to distribute our dealer customers’ automobile pricing and promotional information, which resulted in higher total fees paid to these partner websites. In addition, this increase was attributable to higher bandwidth leasing fees resulting from higher Internet traffic to our bitauto.com website and the increase in personnel expenses resulting from the increase in the number of employees directly engaged in revenue-generating activities.

Our ucar.cn business.  Cost of revenue from our ucar.cn business increased by 13.7% from RMB14.7 million in 2008 to RMB16.7 million ($2.5 million) in 2009. This increase was largely attributable to higher total fees paid to our partner websites to distribute our dealer customers’ used automobile listing information and higher bandwidth leasing fees resulting from higher Internet traffic to our ucar.cn website.

Our digital marketing solutions business.  Cost of revenue from our digital marketing solutions business increased by 43.0% from RMB21.9 million in 2008 to RMB31.3 million ($4.8 million) in 2009. This increase was mainly attributable to the increase in personnel expenses resulting from the increase in the number of employees directly engaged in revenue-generating activities.

Gross Profit.  Our gross profit increased by 13.8% from RMB164.8 million in 2008 to RMB187.6 million ($28.4 million) in 2009.

Selling and Administrative Expenses.  Our selling and administrative expenses increased by 25.3% from RMB100.0 million in 2008 to RMB125.3 million ($19.0 million) in 2009. This increase was primarily due to the increase in salaries and benefits to employees and marketing expenses.

Salaries and benefits.  Expenses relating to our salaries and benefits increased by 22.8% from RMB40.1 million in 2008 to RMB49.3 million ($7.5 million) in 2009. This increase was mainly attributable to the increase in the number of our sales and marketing personnel in 2009, a modest increase in the average employee salaries and a higher PRC employee welfare contribution rate as adjusted by the relevant government authorities in 2009.

Marketing expenses.  Our marketing expenses increased by 65.8% from RMB28.4 million in 2008 to RMB47.1 million ($7.1 million) in 2009. This increase was mainly attributable to approximately RMB12.0 million in expenses we incurred in connection with a series of television campaigns we conducted on China Central Television in the second half of 2009 and the higher marketing spending for the Guangzhou international automotive exhibitions in November 2009 as part of our marketing strategy initiated in the second half of 2009 to enhance our brand image and industry influence.

Office expenses.  Our office expenses decreased by 21.6% from RMB14.1 million in 2008 to RMB11.1 million ($1.7 million) in 2009. This decrease was mainly attributable to a series of cost cutting measures we undertook in 2009 such as using low-cost office supply vendors in response to the global financial crisis.

Operating lease expenses.  Our operating lease expenses increased by 4.4% from RMB8.7 million in 2008 to RMB9.1 million ($1.4 million) in 2009, mainly attributable to the increase in our office rentals in 2009.

Product Development Expenses.  Our product development expenses increased by 18.4% from RMB14.4 million in 2008 to RMB17.1 million ($2.6 million) in 2009. This increase was mainly attributable to the increase in the number of our product development team members to enhance our Easypass and Transtar service platforms.

Changes in Fair Value of Derivative Component of Convertible Preference Shares.  We recognize a loss of RMB33.3 million ($5.0 million) in 2009, compared to a gain of RMB50.3 million in 2008, primarily attributable to the increase in the fair value of the derivative component of our Series A, B and C convertible preference shares from RMB180.3 million on December 31, 2008 to RMB186.6 million ($28.3 million) on December 31, 2009, and the increase in the fair value of our Series D-1 and D-2 convertible preference shares from RMB124.1 million on July 20, 2009, the day of their issuance, to RMB150.8 million ($22.9 million) on December 31, 2009. The increase in the fair value of our convertible preference shares was due to our strong business growth and improving business outlook in 2009.

Income Tax (Expense)/Benefit.  Our income tax expense increased from RMB0.4 million in 2008 to RMB3.5 million ($0.5 million) in 2009. This increase was because, unlike in 2008, we no longer had significant loss carryover in 2009 to offset our tax liability.

(Loss)/Profit for the Year from Continuing Operations.  As a result of foregoing, our loss from continuing operations was RMB6.0 million ($0.9 million) in 2009, compared to a profit of RMB84.3 million in 2008.

Non-GAAP Profit from Continuing Operations.  Our non-GAAP profit from continuing operations in 2009 was RMB41.8 million ($6.3 million), representing a decrease of 23.0% from RMB54.3 million in 2008. This decrease was mainly due to the fact that the growth of costs and expenses associated with our rapid business expansion in 2009 exceeds our revenue growth, which was negatively impacted by the global financial crisis.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for February were a decrease of 1.6% for 2009 and increases of 2.7% and 4.9% for 2010 and 2011, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by Us

We adopted new standards and interpretations as of January 1, 2010, noted below:

IFRS 2 Share-based Payment — Group Cash-settled Share-based Payment Transactions

The standard has been amended to clarify the accounting for group cash-settled share-based payment transactions. This amendment also supersedes IFRIC 8 and IFRIC 11. The adoption of this amendment did not have any impact on our financial position or performance.

IAS 39 Financial Instruments:  Recognition and Measurement — Eligible Hedged Items

The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment is not applicable to us, and hence did not have any impact on our financial position or performance.

Improvements to IFRS

In May 2010 the IASB issued omnibus of amendments to its standards, primarily with a view to clarify wording and remove inconsistencies. There are separate transitional provisions for each standard. We early adopted the amendments. The following standards were amended, the adoption of which did not have any impact on our accounting policies, financial position or performance:

IFRS 1 First-time Adoption of International Financial Reporting Standards;

IFRS 3 Business Combinations;

IFRS 7 Financial Instruments:  Disclosures;

IAS 1 Presentation of Financial Statements;

IAS 27 Consolidated and Separate Financial Statements;

IAS 34 Interim Financial Reporting; and

IFRIC 13 Customer Loyalty Programmes

New Standards, Amendments and Interpretations to Existing Standards Not Yet Adopted by Us

The following standards are not yet effective. The standards will be adopted in the period they become effective. We are still in the process of determining the impact of each of the standards.

Effective for the 2011 financial year

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment).  The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation. This amendment is effective for annual periods beginning on or after January 1, 2011.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments.  IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation is effective for annual periods beginning on or after July 1, 2010 and should be applied retrospectively from the beginning of the earliest comparative period presented.

IAS 24, Related Party Disclosures (amendments).  The standard has been amended to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in consolidated financial statements. The amendments become effective for annual periods beginning on or after January 1, 2011 and should be applied retrospectively.

IAS 32, Financial Instruments: Presentation — Classification of Rights Issues (Amendment).  The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments; (b) the instruments are used to acquire fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment is effective for annual periods beginning on or after February 1, 2010 and should be applied retrospectively.

Effective for the 2012 financial year

IFRS 7, Financial Instruments: Disclosures (Amendments).  The amendments increase the disclosure requirements for transactions involving transfers of financial assets. Disclosures require enhancements to the existing disclosures in IFRS 7 where an asset is transferred but is not derecognized and introduce new disclosures for assets that are derecognized but the entity continues to have a continuing exposure to the asset after the sale.

Effective for the 2013 financial year

IFRS 9, Financial Instruments (Phase I).  Phase I of IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities.

IFRS 9 (Phase I) is applicable to all financial assets and financial liabilities within the scope of IAS 39 Financial Instruments: Recognition and Measurement. At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Subsequent to initial recognition, financial assets that are debt instruments are classified at amortized cost or fair value on the basis of both: (a) the entity’s business model for managing the financial assets; and (b) the contractual cash flow characteristic of the financial asset. Debt instrument may be subsequently measured at amortized cost if: (a) the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows; and (b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value. All financial assets that are equity investments are measured at fair value either through other comprehensive income or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss.

For financial liabilities designated at fair value through profit or loss using the fair value option (FVO liabilities), the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (OCI). The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. For financial liabilities not designated at fair value through profit or loss using the fair value option (i.e., financial liabilities at amortized cost and held for trading liabilities), there are no changes as the existing IAS 39 classification and measurement requirements are retained and carried forward to IFRS 9.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 9 is required to be applied retrospectively, with certain exceptions, and requires comparative figures to be restated.

B.	Liquidity and Capital Resources

To date, our principal sources of liquidity have been cash collected from customers, more recently, the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares and the net proceeds from our initial public offering in 2010. See “Item 7. Major Shareholder and Related Party Transactions — B. Related Party Transactions.” As of December 31, 2010, we had RMB803.1 million ($121.7 million) in cash and cash equivalents. On April 30, 2010, we entered into a RMB30.0 million revolving line of credit agreement available until April 29, 2011 with China Merchants Bank. The revolving line of credit is wholly guaranteed by Beijing Zhong Guan Cun High Technology Guarantee Company Limited, which is a professional guarantee institute mainly funded by the Chinese government and provides credit guarantees to high-tech enterprises. We have withdrawn RMB20.0 million from the line of credit as of December 31, 2010, which was repaid on January 17, 2011. Although we consolidate the results of our PRC SPEs, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Item 4. Information or the Company — A. History and Development of the Company.”

We believe that our current cash and anticipated cash flows from our operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	$
	(In thousands)

Net cash (used in)/from operating activities	(34,919)	3,161	14,510	2,198
Net cash used in investing activities	(38,125)	(31,134)	(17,955)	(2,720)
Net cash from financing activities	20,255	77,896	656,277	99,436

Net (decrease)/increase in cash and cash equivalents	(52,789)	49,923	652,832	98,914
Net foreign exchange difference	252	95	(286)	(43)
Cash and cash equivalents at beginning of the period	153,114	100,577	150,595	22,817

Cash and cash equivalents at the end of the period	100,577	150,595	803,141	121,688

Operating Activities

Net cash from operating activities was RMB14.5 million ($2.2 million) for the year ended December 31, 2010. This amount was (i) primarily attributable to loss before tax from continuing operations of RMB1,208.8 million ($183.2 million) and loss before tax from discontinued operations of RMB27.1 million ($4.1 million), (ii) adjusted for certain non-cash expenses, principally an increase in fair value of derivative component of convertible preference shares of RMB1,270.7 million ($192.5 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB58.9 million ($8.9 million) and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB124.9 million ($18.9 million) in trade and notes receivables. The increase in trade payables was primarily attributable to the increase in purchases from media vendors in 2010, which was in line with the increase in our sales volume. The increase in trade and notes receivables was primarily attributable to an increase of RMB42.3 million in notes receivables as well as higher sales volume in 2010.

Net cash from operating activities was RMB3.2 million for the year ended December 31, 2009. This amount was (i) primarily attributable to loss before tax from continuing operations of RMB2.5 million and loss before tax from discontinued operations of RMB50.9 million, (ii) adjusted for certain non-cash expenses, principally an increase in fair value of derivative component of convertible preference shares of RMB33.3 million, finance costs for our convertible preference shares of RMB14.9 million, depreciation of property, plant and equipment of RMB5.8 million and amortization of intangible assets of RMB4.6 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB95.2 million and other payables and accruals of RMB17.6 million and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB88.2 million in trade and notes receivables and an increase of RMB8.8 million in prepayments and other receivables. The increase in trade payables was primarily attributable to the increase in the overall costs and expenses, which was in line with the expansion of our sales activities. In addition, we extended the payment terms to small media vendors in 2009 as compared to in 2008, reflecting our enhanced bargaining power. The increase in trade receivables was in line with higher sales volume due to an increase in the number of our customers and their demand for our services. In addition, we consider various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, and other factors that may affect customers’ ability to pay. Based on the results of the credit evaluations and our credit policy, we concluded, at the outset of the sales arrangements, that our customers were creditworthy. Accordingly, the sales to our customers met the collectability criteria for revenue recognition at the outset of the arrangements.

Net cash used in operating activities was RMB34.9 million for the year ended December 31, 2008. This amount was (i) primarily attributable to profit before tax from continuing operations of RMB84.8 million and loss before tax from discontinued operations of RMB43.8 million, (ii) adjusted for certain non-cash expenses, principally finance costs for our convertible preference shares of RMB10.7 million, depreciation of property, plant and equipment of RMB4.5 million and amortization of intangible assets of RMB5.2 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB12.1 million and (3) offset by a decrease in fair value of derivative component of convertible preference shares of RMB50.3 million and changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB70.1 million in trade and notes receivables. The increase in trade payables was primarily attributable to the increase in purchases from our media vendors near the end of 2008, which was in line with the increase in our revenue. The increase in trade receivables was in line with the significant increase in sales volume, which was primarily due to an increase in our customer base, mainly in our digital marketing solution segment.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment and to our acquisition activities.

Net cash used in investing activities was RMB18.0 million ($2.7 million) for the year ended December 31, 2010. This amount was primarily attributable to RMB17.6 million ($2.7 million) used in the purchase of property, plant and equipment.

Net cash used in investing activities was RMB31.1 million for the year ended December 31, 2009. This amount was primarily attributable to the contingent payments of RMB17.2 million in connection with our acquisition of Autoworld Media Company Limited on December 19, 2007. In addition, we used RMB11.0 million to purchase property, plant and equipment and RMB7.9 million to purchase intangible assets.

Net cash used in investing activities was RMB38.1 million for the year ended December 31, 2008. This amount was primarily attributable to the acquisition of SPEs, net of cash acquired, of RMB21.8 million, among which RMB14.2 million was used in the closing cash payment for the acquisition of Autoworld Media Company Limited on December 19, 2007 and RMB6.6 million was used in the acquisition of two other SPEs that are now part of our discontinued operations. In addition, we used RMB16.1 million to purchase property, plant and equipment.

Financing Activities

Net cash from financing activities for the year ended December 31, 2010 was RMB656.3 million ($99.4 million), which was primarily attributable to the proceeds from our initial public offering net of issuance costs amounting to RMB644.3 million ($97.6 million), as well as RMB20.0 million ($3.0 million) withdrawn from the line of credit with China Merchants Bank partially offset by the RMB8.1 million ($1.2 million) distribution to our shareholders in connection with the distribution of our non-core business.

Net cash from by financing activities was RMB77.9 million for the year ended December 31, 2009, mainly attributable to proceeds from issuance of Series D-1 convertible preference shares with an aggregated principal amount of RMB82.0 million and offset by the associated financing cost of RMB4.1 million.

Net cash from by financing activities was RMB20.3 million for the year ended December 31, 2008, mainly attributable to proceeds from issuance of zero coupon convertible promissory notes with an aggregate principal amount of RMB34.3 million and offset by the distribution of RMB13.6 million to our shareholders in connection with the distribution of certain entities that formerly formed part of our corporate group to our shareholders.

Trade Receivables and Payables

For the online advertising services we provide as part of our digital marketing solutions business, we act as an agent in placing advertisements on the websites of our media vendors on behalf of our automaker customers. After we have entered into publishing schedule agreements with our automaker customers, we enter into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers, publishing schedule agreements. At such time, we record receivables from the automaker customers and, in the same amount, corresponding payables due to the media vendors. Such payments are conducted through us. We receive fees for assisting our automaker customers in placing advertisements on media vendors’ websites. These service fees are recognized only after the amount of fees have been contractually agreed with our automaker customers, the advertisements have been published and when the collectability is reasonably assured. The net fees recognized from each such transaction amount to a relatively small percentage of the related accounts receivable or payable.

As of December 31, 2010, our trade and notes receivables were RMB283.7 million ($43.0 million), and our trade payables were RMB200.7 million ($30.4 million). Of these receivables and payables, RMB117.3 million ($17.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers under the publishing schedule agreements. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. The remaining trade and notes receivables as of December 31, 2010 were RMB166.4 million. We have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. However, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due and in advance of when we receive the related payments from our automaker customers. In addition, we may incur penalties for late payments. See “Risk Factors — Risks Related to Our Business and Industry — We may be liable to pay the media vendors in connection with the advertisements we placed with them on behalf of our automaker customers even if we fail to collect some or all the payments from these automaker customers.”

Capital Expenditures

Our capital expenditures amounted to RMB38.1 million, RMB36.0 million, and RMB18.1 million ($2.7 million) in 2008, 2009 and 2010, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets and acquisitions of subsidiaries. We expect our capital expenditures in 2011 to consist principally of similar types of items.

See Item 18 “Financial Statements.”

C.  Research and Development, Patents and Licenses, Etc.

Intellectual Property

The “ ” and “ ” trademarks, or “Easypass” and “Transtar”, respectively, in English, the bitauto.com and ucar.cn domain names, our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among Internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “Bitauto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of April 6, 2011, we hold 235 registered trademarks, 160 pending trademark applications and 16 computer software copyrights in China. We have registered 1,582 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.ucar.cn.

We incurred research and development expenses of RMB14.4 million, RMB17.1 million and RMB29.8 ($4.5) million in 2008, 2009 and 2010, respectively.

See “Item 4. Information on the Company — B. Business Overview — Product Development.”

D.  Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2010 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.  Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payment Due by Period
		Less Than	1-3	3-5	More Than
	Total	1 Year	Years	Years	5 Years
	(In thousands of RMB)

Operating lease obligations(1)	41,517	13,554	19,478	8,485	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During 2010, our operating lease obligations increased to RMB41.5 million as a result of additional office space leased for our headquarters in Beijing for a five-year lease term.

G.  Safe Harbor

See “Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title

Bin Li	36	Chairman of the Board of Directors, Chief Executive Officer
Jingning Shao	40	Director, President
Weihai Qu	36	Director, Senior Vice President
Erhai Liu	42	Independent Director
Ruby Lu	41	Director
Yu Long	39	Independent Director
Sidney Xuande Huang	45	Independent Director
Xuan Zhang	36	Chief Financial Officer

Mr. Bin Li is our founder and has served as our chairman of the board of directors and chief executive officer since 2005. In 2002, Mr. Li and Mr. Weihai Qu, our senior vice president, co-founded Beijing C&I Advertising Company Limited, one of our SPEs in China, and has served as its chairman of the board of directors and chief executive officer since its inception. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. In 1996, Mr. Li co-founded Beijing Antarctic Technology Development Co., Ltd., a pioneer web hosting service provider in China, and served as its director and general manager from 1996 to 2000. Mr. Li currently also serves as the vice-chairman of CADA and was recognized by CADA in 2008 as one of the top 10 most influential and distinguished people in China’s automobile dealer industry in the past 30 years. Mr. Li received his Bachelor’s degree in Sociology from Peking University where he minored in Law.

Mr. Jingning Shao has served as our director and president since 2010. Mr. Shao joined us in 2009 as our chief operating officer. Prior to joining us, Mr. Shao was the general manager of Sina Corporation’s business operation department from 2007 to 2009 and the editor-in-chief of Sina’s automotive channel from 2000 to 2009. From 1995 to 2000, Mr. Shao was a journalist and editor for newspapers of China Business Media Corporation Limited. Mr. Shao received his Bachelor’s degree in Literature from Capital Normal University.

Mr. Weihai Qu has served as our director since 2005 and as our senior vice president since 2007. In 2002, Mr. Qu and Mr. Bin Li, our chairman of the board of directors and chief executive officer, co-founded Beijing C&I Advertising Company Limited, one of our SPEs in China. Mr. Qu served as the general manager of Beijing C&I Advertising Company Limited and managed the operation of our digital marketing solutions business until 2009. Prior to joining us in 2000, Mr. Qu served as a project manager of the strategic planning department of Beiqi Foton Motor Co., Ltd. from 1997 to 2000. Mr. Qu received his Bachelor’s degree in Automotive Engineering from Jilin University (formerly known as Jilin University of Technology) and received his Executive MBA from China Europe International Business School in 2010.

Mr. Erhai Liu has served as our director since 2005 and independent director since 2011. Mr. Liu is a managing director of Legend Capital, a China-based private investment fund. Mr. Liu also serves on the board of directors of other Legend Capital portfolio companies, including Rock Mobile (Cayman) Corporation, MAS Technology Company Limited, United Automobile (China) Inc., Chongqing New Standard Medical Equipment Co., Ltd., Universal Education Holdings and Coremax Group Limited. Prior to joining Legend Capital in 2003, Mr. Liu was the chief operating officer of China RailcomNet Co., Ltd. from 2001 to 2003, the vice general manager of Clarent China from 2000 to 2001 and the director of the Value Added Service business of Jitong Communications Co., Ltd. from 1994 to 2000. Mr. Liu received his Bachelor’s degree in Telecommunications from Guilin Institute of Electronic Technology, his Master’s degree in Telecommunications and Information System from Xidian University and his EMBA from Peking University.

Ms. Ruby Lu has served as our director since 2006. Ms. Lu is a general partner at DCM, a venture capital investment company headquartered in Silicon Valley. Ms. Lu also serves on the board of VanceInfo Technologies

Inc., a NYSE-listed software outsourcing company, and E-Commerce China Dangdang, Inc., a leading e-commerce retailer in China. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. During her tenure at Goldman Sachs & Co. from 1996 to 2003, Ms. Lu advised clients on projects ranging from privatization restructuring, corporate finance, mergers and acquisitions. Ms. Lu received her Bachelor’s degree in Economics with honors from the University of Maryland and Master’s degree in International Economics as well as Energy, Environment, Science and Technology from Johns Hopkins University, School of Advanced International Studies.

Ms. Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long is a chief executive of Bertelsmann China Corporate Center and a managing director of Bertelsmann Asia Investments AG, the strategic investment arm of Bertelsmann AG based in Beijing, China. Ms. Long also serves on the board of directors of other Bertelsmann portfolio companies, including BMG Music and China Distance Education Holdings Limited. Ms. Long joined Bertelsmann in New York in 2005 before moving to Asia in 2007. Prior to that, Ms. Long was a lead anchor and later a producer of Sichuan Broadcasting Group from 1996 to 2003 and a host and producer of Chengdu People’s Radio Broadcasting Networks from 1994 to 1996. Ms. Long received her Bachelor’s degree in Electrical Engineering from the University of Electronic Science and Technology in China and her MBA from the Stanford Graduate School of Business.

Mr. Sidney Xuande Huang has served as our independent director since 2010. Mr. Huang has been the co-president of VanceInfo Technologies Inc., a China-based outsourcing and IT services provider, since 2011. Mr. Huang also served as VanceInfo’s chief operating officer from 2008 until 2010 and its chief financial officer since 2006. Prior to joining VanceInfo, he was the chief financial officer of Longtop Financial Technologies Limited, a China-based software development and IT services provider, from 2005 to 2006. From 2004 to 2005, he served as the chief financial officer of 800buy China Limited, an e-commerce company in China. Previously, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He is a Certified Public Accountant in the State of New York. Mr. Huang has also served as a director of privately held Beijing Enlight Media Limited since 2010. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Mr. Xuan Zhang has served as our chief financial officer since 2009 and was our vice president of finance from 2006 to 2009. Prior to joining us in 2006, Mr. Zhang was a manager of Ernst & Young LLP from 2002 to 2004. Prior to that, he worked at PricewaterhouseCoopers LLP from 2000 to 2002. Mr. Zhang received both of his Bachelor’s degrees in Finance and Accounting from New York University. Mr. Zhang is a certified public accountant in the State of New York.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2010, we paid an aggregate of approximately RMB2.9 million ($0.4 million) in cash compensation to our executive officers and directors as a group, which includes bonuses and salaries that were earned in 2010 and paid in 2011, and paid an aggregate of approximately RMB0.3 million ($0.04 million) in premiums for commercial medical insurance coverage for one executive officer. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as willful misconduct or gross negligence, and indictment or conviction for, or confession of, a felony or any crime involving moral turpitude. We may also terminate an executive officer’s employment without cause upon thirty days’ advance written notice or with thirty days’ salary in lieu of the written notice under certain circumstances when he or she is no longer able to perform his or her duty.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with his or her employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, each executive officer has agreed to be bound by non-competition restrictions during his or her employment for one year after the termination of his or her employment. Specifically, each executive officer has agreed (i) not to provide services to, own or operate any business that provides products, services or technologies substantially similar to the business currently conducted or proposed to be conducted by us; (ii) interfere with our business or solicit any of our suppliers or customers in connection with our business activities; and (iii) solicit any employee or consultant who was employed or was engaged by us at any time in the year preceding such termination.

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2011, options to purchase 831,012.5 ordinary shares under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2011, the shares related to options granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

		Exercise
	Number of	Price
Name	Shares	($/Share)	Date of Grant	Date of Expiration	Vesting Schedule

Sidney Xuande Huang	93,750	10.20	December 28, 2010	December 28, 2020	3 years
Other individuals as a group	737,262.5 (1)	10.20	December 28, 2010	December 28, 2020	3 years or 4 years

(1)	As of March 31, 2011, certain employees terminated their services with us and accordingly forfeited options related to 16,250 shares granted to them under the 2006 Plan.

The following paragraphs describe the principal terms of the 2006 Plan.

Types of awards.  The 2006 Plan permits the awards of options, share application rights, restricted shares, restricted share units or deferred equity rights.

Plan Administration.  Our board of directors or a committee designated by our board of directors will administer the 2006 Plan. The committee or the full board of directors, as appropriate, will determine the terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2006 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Evidence of Award.  Awards can be evidenced by an agreement, certificate, resolution or other type of writing or an electronic medium approved by the board of directors that sets forth the terms and conditions of the awards granted. An evidence of award, with the approval of the board of directors, need not be signed by a representative of our company or the recipient.

Eligibility.  Awards other than incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended, may be granted to employees, directors and consultants. Incentive stock options may be granted only to our employees.

Acceleration of Awards upon Change in Control of the Company.  Except as provided otherwise in an award agreement, in the event of a change in control, each award which is at the time outstanding under the 2006 Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of such change in control, provided that the grantee’s continuous service has not terminated prior to such date.

Exercise Price and Term of Awards.  Our board of directors, or a committee designated by our board of directors, determines the exercise price, grant price and expiration date for each award. The term of each award shall be stated in the award agreement, provided however, that the term of each option may not be more than 10 years from the date of grant.

Vesting Schedule.  In general, our board of directors, or a committee designated by our board of directors, determines, or the evidence of award specifies, the vesting schedule.

Transfer Restrictions.  Incentive stock options may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution. Awards other than incentive stock options shall be transferable by will or the laws of descent and distribution and during the lifetime of the grantee, to the extent and in the manner authorized by our board of directors, or a committee designated by our board of directors.

Termination of the 2006 Stock Incentive Plan.  Unless terminated earlier, the 2006 Plan will terminate automatically in 2016. Our board of directors has the authority to amend or terminate the 2006 Plan to the extent necessary to comply with applicable law or the rules of the principal securities exchange upon which our ADSs are traded or quoted.

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2011, options to purchase 2,031,987.5 ordinary shares under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2011, the shares related to options granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

		Exercise
	Number of	Price			Vesting
Name	Shares	($/Share)	Date of Grant	Date of Expiration	Schedule

Bin Li	50,000	10.20	December 28, 2010	December 28, 2020	4 years
Jingning Shao	375,000	3.20	February 8, 2010	February 8, 2020	4 years
Jingning Shao	125,000	10.20	December 28, 2010	December 28, 2020	4 years
Xuan Zhang	350,000	3.20	February 8, 2010	February 8, 2020	(2)
Xuan Zhang	50,000	10.20	December 28, 2010	December 28, 2020	4 years
Other individuals as a group	717,500 (1)	3.20	February 8, 2010	February 8, 2020	4 years
Other individuals as a group	364,487.5	10.20	December 28, 2010	December 28, 2020	4 years

(1)	As of March 31, 2011, certain employees terminated their services with us and accordingly forfeited options related to 867,500 shares granted to them under the 2010 Plan.

(2)	25% vested on December 31, 2010, 37.5% to be vested on December 31, 2011 and 37.5% to be vested on December 31, 2012.

On December 28, 2010, we granted options to purchase 278,512.5 ordinary shares under the 2006 Plan and options to purchase 589,487.5 ordinary shares under the 2010 Plan, at an exercise price of $10.20 per share respectively, to designated employees on that date.

The following paragraphs describe the principal terms of the 2010 Plan.

Types of awards.  The 2010 Plan permits the awards of options, share application rights, restricted shares, restricted share units or deferred equity rights.

Plan Administration.  Our board of directors or a committee designated by our board of directors will administer the 2010 Plan. The committee or the full board of directors, as appropriate, will determine the terms and conditions of each award grant.

Award Agreement.  Awards granted under the 2010 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award. In addition, the award agreement may also provide that securities granted are subject to a 180-day lock-up period following the effective date of a registration statement filed by us under the Securities Act, if so requested by us or any representative of the underwriters in connection with any registration of the offering of any of our securities.

Evidence of Award.  Awards can be evidenced by an agreement, certificate, resolution or other type of writing or an electronic medium approved by the board of directors that sets forth the terms and conditions of the awards granted. An evidence of award, with the approval of the board of directors, need not be signed by a representative of our company or the recipient.

Eligibility.  Awards other than incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended, may be granted to employees, directors and consultants. Incentive stock options may be granted only to our employees.

Acceleration of Awards upon Change in Control of the Company.  Except as provided otherwise in an award agreement, in the event of a change in control, each award which is at the time outstanding under the 2010 Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of such change in control, provided that the grantee’s continuous service has not terminated prior to such date.

Exercise Price and Term of Awards.  Our board of directors, or a committee designated by our board of directors, determines the exercise price, grant price and expiration date for each award. The term of each award shall be stated in the award agreement, provided however, that the term of each option may not be more than 10 years from the date of grant.

Vesting Schedule.  In general, our board of directors, or a committee designated by our board of directors, determines, or the evidence of award specifies, the vesting schedule.

Transfer Restrictions.  Incentive stock options may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution. Awards other than incentive stock options shall be transferable by will or the laws of descent and distribution and during the lifetime of the grantee, to the extent and in the manner authorized by our board of directors, or a committee designated by our board of directors.

Termination of the 2010 Stock Incentive Plan.  Unless terminated earlier, the 2010 Plan will terminate automatically in 2020. Our board of directors has the authority to amend or terminate the 2010 Plan to the extent necessary to comply with applicable law or the rules of the principal securities exchange upon which our ADSs are traded or quoted.

C.	Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committee of the Board of Directors

We have established an audit committee under the board of directors and have adopted a charter for the committee as summarized below. We currently plan to rely on the home country practice not to establish a compensation committee and a nominating committee.

Audit Committee.  Our audit committee consists of Mr. Sidney Xuande Huang, Ms. Yu Long and Mr. Erhai Liu. Mr. Sidney Xuande Huang is the chairman of our audit committee and meets the criteria of an audit committee financial expert under applicable rules of SEC. Mr. Sidney Xuande Huang, Ms. Yu Long and Mr. Erhai Liu satisfy the “independence” requirements of Rule Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving past or proposed related party transactions;

•	reviewing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Duties of Directors

Under Cayman Islands law, our directors have a statutory duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our board of directors are divided into three classes: Class I, Class II and Class III. Each class shall consist of as nearly equal number of directors as possible, and designated Class I, Class II, and Class III. The term of each class of directors shall be three years except that the initial term of Class I directors shall be one year and that the initial term of Class II directors shall be two years. A director may be removed by the affirmative vote of the holders representing at least seventy-five percent (75%) of our issued and outstanding shares at any time before the expiration of his term of office.

D.	Employees

We had 825, 1,109 and 1,290 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number and percentage of our employees by functional area as of December 31, 2010:

	Number of
Functional Area	Employees	% of Total

Sales, marketing and customer support	693	53.7
Editorial and creative	279	21.6
Product development	207	16.0
General and administrative	111	8.7

Total	1,290	100.0

We invest significant resources in the recruitment, retention, training and development of our employees. Through a combination of short-term performance evaluations and long-term incentive arrangements, we have built a competent, loyal and highly motivated workforce. We believe that our relationships with our employees are good, and we have not experienced any work stoppages due to labor disputes.

E.	Share Ownership

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2011 by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules and regulations of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number	%

Directors and Executive Officers:
Bin Li(1)	9,798,962.5	23.7
Jingning Shao	*	*
Weihai Qu(2)	9,798,962.5	23.7
Erhai Liu(3)	4,056,235	9.8
Yuan Shuan(4)	2,012,210	4.9
Ruby Lu(5)	7,216,770	17.5
Yu Long(6)	3,484,345	8.4
Xuan Zhang	*	*
Jinsong Zhu	*	*
All Directors and Executive Officers as a group	26,568,522.5	64.3
Principal Shareholders:
Proudview Limited(7)	9,798,962.5	23.7
DCM IV, L.P. and DCM Affiliates Fund IV, L.P.(8)	7,216,770	17.5
LC Fund II(9)	4,056,235	9.8
Bertelsmann Asia Investment AG(10)	3,484,345	8.4

*	Less than 1% of our total outstanding shares.

(1)	Includes 9,798,962.5 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li. Mr. Li is a director of Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(2)	Includes 9,798,962.5 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Weihai Qu and Mr. Bin Li. The business address of Mr. Qu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(3)	Includes 4,056,235 ordinary shares held by LC Fund II. Mr. Liu is the director of our company appointed by LC Fund II. Mr. Liu disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Liu is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing, China, 100080.

(4)	Includes 2,012,210 ordinary shares held by NVCC Chinese New Stars I Partnership. Mr. Shuan disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address of Mr. Shuan is ParkAxis ShibuyaJinnan 1202, 6-20 Udagawa-cho, Shibuya-ku, Tokyo 150-0042 Japan.

(5)	Includes 7,037,792.5 ordinary shares held by DCM IV, L.P., and 178,977.5 ordinary shares held by DCM Affiliates Fund IV, L.P. Ms. Ruby Lu is the director of our company appointed by DCM IV, L.P. and DCM Affiliates Fund IV, L.P. Ms. Lu disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address of Ms. Lu is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(6)	Includes 3,484,345 ordinary shares held by Bertelsmann Asia Investment AG. Ms. Yu Long is the director of our company appointed by Bertelsmann Asia Investment AG. Ms. Long disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address of Ms. Long is Units 2804-2805, SK Tower 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100022.

(7)	Proudview Limited is a British Virgin Islands company and is 79.6% owned by Mr. Bin Li and 20.4% owned by five PRC natural persons. Mr. Li has sole voting and investment power over all the shares held by Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(8)	Includes 7,037,792.5 ordinary shares held by DCM IV, L.P., and 178,977.5 ordinary shares held by DCM Affiliates Fund IV, L.P. The general partner of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., whose general partner is DCM International IV, Ltd. DCM International IV, Ltd., through DCM Investment Management IV, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Dixon R. Doll, Peter W. Moran and Thomas Blaisdell, the directors of DCM International IV, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(9)	LC Fund II is a Cayman Islands fund 63.46% owned by Right Lane Limited, which is wholly owned by Legend Holdings Ltd., a limited liability company organized under the laws of the PRC. Legend Holdings Ltd. is 36% owned by the Chinese Academy of Science, 35% owned by the Employees’ Shareholding Society of Legend Holdings Limited, and 29% owned by China Oceanwide Holdings Group Co., Ltd. Legend Holdings Ltd. has sole voting and investment power over these shares, and such power is exercised by Chuanzhi Liu, Maicun Deng, Zhiqiang Lu, Maochao Zeng and Linan Zhu, the directors of Legend Holdings Ltd. The business address for LC Fund II is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing, China, 100080.

(10)	Bertelsmann AG is the indirect beneficial owner of 3,484,345 ordinary shares which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann Asia Investment AG is an investment fund used to finance Bertlesmann’s strategic investments. Bertelsmann Stiftung owns 80.9% of the shares of Bertelsmann AG and the Mohn family directly owns the remaining 19.1% of the shares of Bertelsmann AG. The Bertelsmann Verwaltungsgesellschaft, controls Bertelsmann AG through intermediate shareholding companies. The business address for Bertelsmann Asia Investment AG is Dammstrasse 19, 6300 Zug, Switzerland.

As of March 31, 2011, 41,340,890 of our ordinary shares were issued and outstanding. To our knowledge, 10,600,000 ordinary shares, representing approximately 25.6% of our total outstanding shares, were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Convertible Preference Shares and Convertible Promissory Notes

On March 9, 2006, we issued 2,500,000 and 750,000 Series A convertible preference shares to LC Fund II and Authosis Capital Inc., respectively, for a total amount of $1.3 million. Together with the issuance of Series A convertible preference shares, we issued warrants to LC Fund II and Authosis Capital Inc. to subscribe 595,237.5 and 178,572.5 Series A convertible preference shares, respectively, for a total amount of $0.4 million. The warrants were exercised on August 14, 2006.

On August 14, 2006, we issued 439,870, 131,960 and 2,672,210 Series B convertible preference shares to LC Fund II, Authosis Capital Inc. and NVCC Chinese New Stars I Partnership, respectively, for a total amount of $5.4 million. On August 31, 2006, we issued 2,494,062.5 Series B convertible preference shares to DCM IV, L.P. and DCM Affiliates Fund IV, L.P. for a total amount of $4.2 million.

On October 24, 2007, we issued 521,127.5, 3,811,517.5 and 96,930 Series C convertible preference shares to LC Fund II, DCM IV, L.P. and DCM Affiliates Fund IV, L.P., respectively, for a total amount of $13.6 million. On November 23, 2007, we issued 325,705 and 130,282.5 Series C convertible preference shares to Huitung Investments (BVI) Limited and Georgian Pine Investments LP, respectively, for a total amount of $1.4 million.

On July 20, 2009, we issued 3,484,345 Series D-1 convertible preference shares to Bertelsmann Asia Investments AG for a total amount of $12.0 million.

On June 27, 2008, we issued to DCM IV, L.P., DCM Affiliates Fund IV, L.P. and Huitung Investments (BVI) Limited zero coupon convertible promissory notes with an aggregate principal amount of $5.0 million. The debt contract net of the derivative component is considered an equity instrument and has no value. The derivative component consisting of the conversion feature and redemption feature is carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs. On July 20, 2009, the convertible promissory notes were converted into 1,628,520 Series D-2 preference shares.

On November 17, 2010, the Series A, B, C, D-1 and D-2 convertible preference shares were converted into our ordinary shares.

Contractual Arrangements with our PRC Special Purpose Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in Internet and advertising businesses, we conduct our operations in China through contractual arrangements among our wholly foreign owned PRC subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, our SPEs in China, or SPEs, and the shareholders of these SPEs. For a description of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company.”

Shareholders’ Agreements

On October 24, 2007, in connection with the issuance and sale of our Series C convertible preference shares, we entered into a shareholders’ agreement with holders of our then outstanding preference shares, our shareholder Proudview Limited, Mr. Bin Li, Mr. Weihai Qu and other principals. We granted the holders of our outstanding preference shares certain registration rights, including demand and piggyback registration rights and Form F-3 registration rights. This 2007 shareholders’ agreement was subsequently terminated by the following shareholders’ agreement in 2009.

On July 8, 2009, in connection with the issuance and sale of our Series D-1 convertible preference shares, we entered into a shareholders’ agreement with holders of our preference shares, our shareholder Proudview Limited, Mr. Bin Li and Mr. Weihai Qu. We have granted the holders of our outstanding preference shares certain registration rights, including demand and piggyback registration rights and Form F-3 registration rights.

Transactions with Entities Controlled by Certain Directors, Officers and Shareholders

Since 2008, we have purchased toll-free calling services from Beijing Easy Auto Reach Media Company Limited, a company with common shareholders of us. In 2010, the purchase prices charged by Beijing Easy Auto Reach Media Company Limited amounted to RMB2.5 million.

Since 2010, we provided advertising services and advertising agency services to Beijing Easycar Interactive Information Technology Co., Ltd and Beijing Le Jia Yi Ye Culture Media Company Limited, respectively. Revenues from advertising services and advertising agency services for the year ended December 31, 2010 provided to Beijing Easycar Interactive Information Technology Co., Ltd and Beijing Le Jia Yi Ye Culture Media Company Limited amounted to RMB2.1 million and RMB2.5 million respectively.

On May 31, 2010, in order to better align our business with our long-term growth strategy and focus on our core business of providing Internet content and marketing services, we distributed to our shareholders cash and the net assets of the entities that provide advertising services through traditional media forms, such as radio, television newspapers and magazines. The distribution was made on a pro rata basis according to each shareholder’s percentage equity interest in our company. We recognized a distribution to shareholders of RMB102.0 million ($15.4 million) in 2010, which included RMB8.1 million ($1.2 million) cash balances of the distributed entities.

On October 28, 2010, we effected a 1-to-2.5 share split. As a result, the number of our issued and outstanding convertible preference shares increased from 7,904,136 to 19,760,340. All of the outstanding preference shares were automatically converted into our ordinary shares upon the completion of our IPO on November 17, 2010 on a 1:1 basis.

Loans Extended to Certain Directors and Officers and Entities Controlled by Certain Directors, Officers and Shareholders

From time to time, prior to our going public in November 2010, we have provided unsecured loans to our executive officers on an interest-free basis and with no fixed term of repayment. All outstanding loans due from our directors and officers have been repaid in full as of the date we went public.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of the employment agreements we have entered into with our senior executive officers.

Share Incentives

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers” for a description of share-based compensation awards we have granted to our directors, officers and other individuals as a group.

For further disclosure on related party transactions, see Item 18. “Financial Statements” — Notes to the financial statements — Note 21.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18. “Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of our business. We are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim that, in the view of our management, is likely to materially and adversely affect our business, financial position or results of operations.

Dividend Policy

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, BBII, and our SPEs. We rely principally on dividends paid to us by our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of its after-tax profit based PRC accounting standards to its statutory general reserves each year until the accumulative amount of the reserves reaches 50% of its registered capital. BBII, as a foreign-invested enterprise, is required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

BBII has generated losses in each of the periods since its inception as determined pursuant to PRC Accounting Standards. Therefore, BBII currently has no accumulated profits as determined pursuant to PRC accounting standards and has not recorded any statutory reserves. As a result, we currently are not able to pay dividends. The accounting policies applied by BBII in preparing its financial statements under PRC accounting standards are materially consistent with our accounting policies under IFRS. There is no material difference between the accumulated losses of BBII determined under PRC accounting standards and the accumulated losses of BBII consolidated by us under IFRS. For a description of how earnings are transferred from our PRC subsidiary, BBII, and our SPEs to us, see “Item 4. Information on the Company — A. History and Development of the Company.”

In addition, we do not have any present plan to pay cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has significant discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial position, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

See “— C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, has been listed on the NYSE since November 17, 2010 and trade under the symbol “BITA.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$

2010
Fourth Quarter of 2010 (from November 17, 2010)	14.39	8.11
November 2010 (from November 17, 2010)	14.39	11.55
December 2010	13.25	8.11
2011
First Quarter of 2011	12.71	8.35
January 2011	11.45	8.35
February 2011	11.42	9.00
March 2011	12.71	10.41
April 2011	12.20	9.71
May 2011 (through May 6, 2011)	10.29	9.22

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2010 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have and are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Law.

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of his interest is disclosed prior to voting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees — C. Board Practices — Duties of Directors” and “— Terms of Directors and Officers.”

Ordinary Shares

General.  All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to our amended and restated memorandum and articles of association.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless required by the rules of the listing exchange or a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as amending our amended and restated memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Transfer of Shares.  Subject to the restrictions contained in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) the ordinary shares transferred are fully paid and free of any lien in favor of us; (e) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (f) any fee related to the transfer has been paid to us.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice requirements of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Redemption of Shares.  Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be determined by the board of directors.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such previously existing class of shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we have in our amended and restated memorandum and articles of association provided our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.  Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;

•	limit the ability of shareholders to call special meetings of shareholders; and

•	divide our board of directors into three classes of directors serving staggered three year terms.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders.  Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

C.	Material Contracts

Our digital marketing solutions business provides services to FAW Mazda pursuant to a framework Internet Marketing Service Agreement, which term starts on January 1 each year and ends on December 31 of the same year. This agreement has been renewed on similar terms and conditions over the past three years and has been renewed for 2011 as well. Under this agreement, FAW Mazda agrees not to source Internet marketing services from other companies unless we fail to meet its requirements and are unable to remediate such failure or materially breach this agreement which causes significant losses to FAW Mazda. In return, we agree that our digital marketing solutions business will not provide the same type of services listed in the agreement to four automakers that directly compete with FAW Mazda.

We have not entered into any other material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

E.	Taxation

The following discussion of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ADSs or ordinary shares applicable under its particular circumstances.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from August 24, 2010.

People’s Republic of China Taxation

Under the new Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiary, 100% of our equity interests in our subsidiary in the PRC. Our business operations are principally conducted through our PRC subsidiary and its SPEs and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends. As our Hong Kong subsidiary owns 100% of our PRC subsidiary, under the aforesaid arrangement, any dividends that our PRC subsidiary pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprises as described below. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009, such dividends would be subject to the withholding tax rate of 10%.

The implementation rules of the new Enterprise Income Tax Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%, subject to reduction by an applicable treaty.

See “Risk Factors — Risks Related to Doing Business in China — Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address holders of equity interests in a holder of ADSs or ordinary shares. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company”, or “PFIC”, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income is any income that would be foreign personal holding company income under the Code including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Co., Ltd., or BEAM, as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2010, and any subsequent taxable year.

Assuming that we are the owner of BBIT, CIG and BEAM for United States federal income tax purposes, we primarily operate as a provider of Internet marketing services for China’s automotive industry. Based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we believe that for our taxable year ended December 31, 2010, we were not a PFIC. However, our PFIC status for the current taxable year ending December 31, 2011 will not be determinable until its close, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year (or any future taxable year). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. Among other matters, if our market capitalization declines, we may be or become classified as a PFIC for the current or one or more future taxable years.

The composition of our income and our assets will also be affected by (i) future growth in activities that may potentially produce passive income, and (ii) how, and how quickly, we spend our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the value of our tangible and intangible assets from time to time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. For this purpose, ADSs listed on the New York Stock Exchange or the NASDAQ Global Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information. — E. Taxation — PRC Taxation.” We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in amounts equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. The deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income;

•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than the current taxable year or a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

The “QEF election” regime, which may potentially serve as a further alternative to the foregoing rules, will not be available. Subject to various limitations, a U.S. Holder may make a “qualified electing fund” election, or “QEF election”, with respect to a PFIC in which the U.S. Holder directly or indirectly owns shares. If a U.S. Holder timely makes a valid QEF election, such holder must generally include in income, on a current basis, its pro rata share of the PFIC’s net capital gain and other earnings and profits, in each case whether or not such income is actually distributed, for each year the corporation meets the PFIC income test or the PFIC asset test. In such case, a subsequent distribution of those earnings and profits that were previously included in the U.S. Holder’s income will not be taxable as dividends. Under the QEF election rules, the tax basis of a U.S. Holder’s ADSs or ordinary shares will be increased by amounts that are included in income, and decreased by amounts distributed on ADSs or ordinary shares but not taxed as dividends. A U.S. Holder may elect to defer actual payment of the tax liability arising from certain “non-passive” income until the PFIC makes actual distributions of amounts previously deemed included in such U.S. Holder’s income, subject to an interest charge generally applicable to underpayments of tax on such deferred tax liability. Notwithstanding the foregoing, a U.S. Holder may be required to report taxable income as a result of the QEF election without corresponding receipts of cash. No portion of any such ordinary earnings inclusions would be eligible for the reduced 15% tax rate on non-corporate taxpayers in respect of “qualified dividends.” A QEF election would only be possible for a U.S. Holder if the PFIC furnished such U.S. Holder with certain information, including statements with sufficient information to enable the holder to calculate its pro rata share of the PFIC’s net capital gains and ordinary earnings on an annual basis. Because we do not intend to provide the information necessary to enable a U.S. Holder to make a QEF election, the QEF election will not be available to U.S. Holders.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder may be required to file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the offering of our ordinary shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

A.	Subsidiary Information

See “Item 4. Information on the Company — C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our presentation currency is RMB. The functional currency of our holding company Bitauto Holdings Ltd. and our wholly owned subsidiary Bitauto Hong Kong Limited is U.S. dollar, while the functional currency of our PRC subsidiary and consolidated SPEs is RMB. We earn all of our revenues and incur most of our expenses in RMB, and substantially all of our services contracts are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

If we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

See Item 18 “Financial Statements” — Notes to the financial statements — Note 23.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees and Charges our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs	Up to U.S.5¢ per ADS issued
• Cancellation of ADSs	Up to U.S.5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S.5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S.5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S.5¢ per ADS held
• Depositary services	Up to U.S.5¢ per ADS held on the applicable record date(s) established by the depositary bank
• Transfer of ADSs	U.S.$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands ( i.e. upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities ( i.e. when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. We received approximately $1.7 million from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-170238) for our initial public offering of 9,000,000 ADSs, representing 9,000,000 ordinary shares, which registration statement was declared effective by the SEC on November 16, 2010.

For the period from the effective date of the registration statement to December 31, 2010, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $11.6 million, which included $7.6 million for underwriting discounts and commissions and $4.0 million for other expenses. We received net proceeds of approximately $96.4 million (converted using the exchange rate on the date of our IPO) from our initial public offering.

For the period from the effective date to December 31, 2010, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

In connection with the audit of our consolidated financial statements for the years ended December 31, 2008, 2009 and 2010, and reviewing interim financial statements prepared at the time of our initial public offering in 2010, our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the United States Public Company Accounting Oversight Board. The material weaknesses identified were: (i) insufficient IFRS qualified accounting, tax and finance personnel, and (ii) insufficient detailed oversight and review of the financial statement close and reporting process from management.

In order to address the material weaknesses in internal control over financial reporting identified by our independent registered public accounting firm, and in compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and its applicable rules and regulations, we made the following changes to our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting:

•	we established an internal audit function in March 2009 and currently have four staff members in this function; and

•	we have established internal audit and accounting policies and procedures.

In 2011, we have take the following addition steps to remedy these material weakness:

•	we have established an audit committee with three members that are independent; and

•	we have hired one of the major international public accounting firms to assist us in designing and executing our internal audit and accounting policies and procedures to comply with the requirements of Section 404.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Sidney Xuande Huang, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) and the chairman of our audit committee, is our audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.bitauto.com. We hereby undertake to provide to any person without charge a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended
	December 31,
	2009	2010
	(In US$ thousands)

Audit fees(1)	—	303
Audit-related fees(2)	—	1,312
Tax fees(3)	—	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements (which included fees related to the audit of our 2010 financial statements).

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the issuance of the audit and review of financial statements and other assurance services rendered in connection with our initial public offering in 2010 as well as other SEC filings.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. The significantly different standards applicable to us do not require us to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have a minimum of three members on our audit committee;

•	have a compensation committee, a nominating or corporate governance committee;

•	provide annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the NYSE;

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year;

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control;

•	adopt and disclose corporate governance guidelines; or

•	adopt and disclose a code of business conduct and ethics for directors, officers and employees.

We currently intend to rely on all such exemptions provided by the NYSE to a foreign private issuer, except that we have a minimum of three members on our audit committee and we have adopted and disclosed a code of business conduct and ethics for directors, officers and employees. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of the NYSE.

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Document

1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

Exhibit
Number		Description of Document

2.2		Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.3		Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.4		Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.5		Amendment to the Shareholders’ Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.1		2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.2		2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.3		Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4	.4.	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.5		Form of Exclusive Business Cooperation Agreement between BBII and each PRC SPE (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.6		Form of Exclusive Option Agreement among BBII, each PRC SPE and the shareholders of each PRC SPE (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.7		Form of Share Pledge Agreement among BBII, each PRC SPE and the shareholders of each PRC SPE (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.8		Form of Loan Agreement between BBII and the shareholders of each PRC SPE (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.9		Translation of Service Agreement between Beijing Bitauto Interactive Advertising Company Limited and Beijing Easy Auto Reach Media Company Limited for 2010 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.10		Translation of Share Transfer Agreement between Beijing A&I Advertising Company Limited and Beijing Auto Communication Information and Technology Company Limited in Connection with the sale of Shanghai Cheng Chen Media Company Limited, dated September 22, 2009 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4	.11†	Translation of Internet Marketing Service Agreement between FAW Mazda, BBII and CIG for the calendar year of 2010 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4	.12†*	Translation of Form of Internet Marketing Service Agreement between FAW Mazda, BBII and CIG

8	.1*	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

11.1		Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

12	.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12	.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit
Number		Description of Document

13	.1*	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13	.2*	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15	.1*	Consent of Han Kun Law Offices

15	.2*	Consent of Ernst & Young Hua Ming

*	Filed with the this annual report on Form 20-F.

†	Confidential treatment has been requested with respect to certain portions of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

By:	/s/ Bin Li
Name:     Bin Li

Title:	Chairman and Chief Executive Officer

Date: May 12, 2011

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited

We have audited the accompanying consolidated statements of financial position of Bitauto Holdings Limited (“the Company”) as at December 31, 2009 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bitauto Holdings Limited at December 31, 2009 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China
May 10, 2011

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2008	2009	2010
		RMB	RMB	RMB

Continuing operations
Revenue	4	238,977,561	293,313,061	458,105,042
Cost of revenue		(74,223,973)	(105,746,286)	(148,700,716)

Gross profit		164,753,588	187,566,775	309,404,326
Selling and administrative expenses	5.1	(99,951,192)	(125,267,481)	(212,002,175)
Product development expenses		(14,436,509)	(17,089,988)	(29,777,897)

Operating profit		50,365,887	45,209,306	67,624,254
Other income	5.2	4,179,162	594,213	5,358,201
Other expenses	5.3	(1,266,805)	(1,167,647)	(1,345,753)
Changes in fair value of derivative component of convertible preference shares	18	50,294,966	(33,305,170)	(1,270,701,904)
Changes in fair value of convertible promissory notes	18	(8,708,905)	680,067	—
Interest income		636,446	372,785	618,258
Interest expense		—	—	(992,650)
Finance costs on convertible preference shares		(10,747,750)	(14,917,041)	(9,354,999)

Profit/(loss) before tax from continuing operations		84,753,001	(2,533,487)	(1,208,794,593)
Income tax expense	6	(438,826)	(3,502,093)	(13,185,495)

Profit/(loss) for the year from continuing operations		84,314,175	(6,035,580)	(1,221,980,088)
Discontinued operations
Loss after tax for the year from discontinued operations	7	(47,898,076)	(54,312,233)	(51,309,828)

Profit/(loss) for the year		36,416,099	(60,347,813)	(1,273,289,916)

Other comprehensive income
Foreign currency exchange difference		18,325,921	197,559	25,413,043

Other comprehensive income for the year, net of tax		18,325,921	197,559	25,413,043

Total comprehensive income/(loss) for the year		54,742,020	(60,150,254)	(1,247,876,873)

Attributable to:
Ordinary shareholders
Profit/(loss) for the year from continuing operations		84,314,175	(6,035,580)	(1,221,980,088)
Loss for the year from discontinued operations		(46,599,995)	(54,012,212)	(51,309,828)

Profit/(loss) for the year attributable to ordinary shareholders		37,714,180	(60,047,792)	(1,273,289,916)

Attributable to:
Non-controlling interest
Profit for the year from continuing operations		—	—	—
Loss for the year from discontinued operations		(1,298,081)	(300,021)	—

Loss for the year attributable to non-controlling interest		(1,298,081)	(300,021)	—

Total comprehensive income/(loss) attributable to:
Ordinary shareholders		56,040,101	(59,850,233)	(1,247,876,873)
Non-controlling interest		(1,298,081)	(300,021)	—
Profit/(loss) per share	16
— basic, profit/(loss) for the year per share attributable to ordinary shareholders		1.41	(2.07)	(38.29)
— diluted, profit/(loss) for the year per share attributable to ordinary shareholders		0.87	(2.07)	(38.29)
Profit/(loss) per share from continuing operations	16
— basic, profit/(loss) per share from continuing operations attributable to ordinary shareholders		3.16	(0.21)	(36.74)
— diluted, profit/(loss) from continuing operations attributable to ordinary shareholders		1.64	(0.21)	(36.74)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2009	2010
		RMB	RMB

ASSETS
Non-current assets
Property, plant and equipment	8	19,701,273	26,876,331
Intangible assets	9	23,015,266	7,188,442
Goodwill	10	58,745,849	—
Deferred tax assets	6	1,642,693	2,696,570
Other non-current assets		—	971,329

		103,105,081	37,732,672

Current assets
Trade and notes receivables	12	224,800,373	283,712,429
Prepayments and other receivables	13	36,333,953	34,386,341
Due from related parties	21	15,741,413	13,154,794
Other current assets		2,289,965	3,569,147
Cash and cash equivalents	14	150,595,315	803,140,440

		429,761,019	1,137,963,151

TOTAL ASSETS		532,866,100	1,175,695,823

EQUITY AND LIABILITIES
Equity
Issued capital	15	3,905	11,595
Share premium	15	45,864,771	2,406,364,718
Employee equity benefit reserve		3,024,104	9,935,783
Other reserve
— Foreign currency translation reserve		29,529,323	54,942,366
Accumulated losses		(272,589,481)	(1,647,841,784)

Equity attributable to ordinary shareholders		(194,167,378)	823,412,678
Non-controlling interest		(830)	—

Total equity		(194,168,208)	823,412,678

Non-current liabilities
Convertible preference shares	18	473,619,896	—
Deferred tax liabilities	6	3,679,499	—

		477,299,395	—

Current liabilities
Trade payables	19	152,273,917	200,720,634
Other payables and accruals	20	72,729,752	105,047,305
Due to related parties	21	5,661,332	5,484,751
Deferred revenue		2,095,987	—
Interest-bearing borrowing	18	—	20,000,000
Income tax payable		16,973,925	21,030,455

		249,734,913	352,283,145

Total liabilities		727,034,308	352,283,145

TOTAL EQUITY AND LIABILITIES		532,866,100	1,175,695,823

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributable to Ordinary Shareholders
					Other
				Employee	Reserve —
			Share	Equity	Foreign
	Issued	Share	Consideration	Benefits	Currency			Non-
	Capital	Premium	to be Issued	Reserve	Translation	Accumulated		controlling
	(Note 15)	(Note 15)	(Note 3)	(Note 17)	Reserve	Losses	Total	Interest	Total Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At January 1, 2008	3,317	303,607	38,643,370	1,938,153	11,005,843	(237,421,321)	(185,527,031)	609,021	(184,918,010)
Profit/(loss) for the year	—	—	—	—	—	37,714,180	37,714,180	(1,298,081)	36,416,099
Other comprehensive income	—	—	—	—	18,325,921	—	18,325,921	—	18,325,921

Total comprehensive income/(loss) for the year	—	—	—	—	18,325,921	37,714,180	56,040,101	(1,298,081)	54,742,020
Acquisition of Autoworld Media Company Limited — equity settled consideration (Note 3)	296	22,081,622	(22,081,918)	—	—	—	—	—	—
Share-based payment	—	—	—	793,792	—	—	793,792	—	793,792
Acquisition of subsidiaries (Note 3)	—	—	—	—	—	—	—	428,251	428,251
Recognition of non-controlling interest (Note 3)	—	—	—	—	—	—	—	960,000	960,000
Acquisition of non-controlling interest (Note 3)	—	—	—	—	—	—	—	(400,000)	(400,000)
Distribution to shareholders (Note 7)	—	—	—	—	—	(12,834,548)	(12,834,548)	—	(12,834,548)

At December 31, 2008	3,613	22,385,229	16,561,452	2,731,945	29,331,764	(212,541,689)	(141,527,686)	299,191	(141,228,495)

At January 1, 2009	3,613	22,385,229	16,561,452	2,731,945	29,331,764	(212,541,689)	(141,527,686)	299,191	(141,228,495)
Loss for the year	—	—	—	—	—	(60,047,792)	(60,047,792)	(300,021)	(60,347,813)
Other comprehensive income	—	—	—	—	197,559	—	197,559	—	197,559

Total comprehensive income/(loss) for the year	—	—	—	—	197,559	(60,047,792)	(59,850,233)	(300,021)	(60,150,254)
Acquisition of Autoworld Media Company Limited — equity settled consideration (Note 3)	292	23,479,542	(16,561,452)	—	—	—	6,918,382	—	6,918,382
Share-based payment	—	—	—	292,159	—	—	292,159	—	292,159

At December 31, 2009	3,905	45,864,771	—	3,024,104	29,529,323	(272,589,481)	(194,167,378)	(830)	(194,168,208)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributable to Ordinary Shareholders
				Other
			Employee	Reserve —
			Equity	Foreign
	Issued	Share	Benefits	Currency			Non-
	Capital	Premium	Reserve	Translation	Accumulated		controlling
	(Note 15)	(Note 15)	(Note 17)	Reserve	Losses	Total	Interest	Total Equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

At January 1, 2010	3,905	45,864,771	3,024,104	29,529,323	(272,589,481)	(194,167,378)	(830)	(194,168,208)
Loss for the year	—	—	—	—	(1,273,289,916)	(1,273,289,916)	—	(1,273,289,916)
Other comprehensive income	—	—	—	25,413,043	—	25,413,043	—	25,413,043

Total comprehensive income/(loss) for the year	—	—	—	25,413,043	(1,273,289,916)	(1,247,876,873)	—	(1,247,876,873)
Recognition of non-controlling interest	—	—	—	—	—	—	665,000	665,000
Distribution to Shareholders (Note 7)	—	—	—	—	(101,962,387)	(101,962,387)	(664,170)	(102,626,557)
Exercise of options	41	1,007,580	(598,019)	—	—	409,602	—	409,602
Issuance of ordinary shares	2,394	641,036,115	—	—	—	641,038,509	—	641,038,509
Conversion of preference shares to ordinary shares upon completion of the initial public offering (Note 18)	5,255	1,718,456,252	—	—	—	1,718,461,507	—	1,718,461,507
Share-based payment	—	—	7,509,698	—	—	7,509,698	—	7,509,698

At December 31, 2010	11,595	2,406,364,718	9,935,783	54,942,366	(1,647,841,784)	823,412,678	—	823,412,678

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2008	2009	2010
		RMB	RMB	RMB

Operating activities
Profit/(loss) before tax from continuing operations		84,753,001	(2,533,487)	(1,208,794,593)
Loss before tax from discontinued operations		(43,833,595)	(50,911,927)	(27,065,324)

Profit/(loss) before tax		40,919,406	(53,445,414)	(1,235,859,917)

Non-cash adjustments to reconcile profit/(loss) before tax to net cash flows:
Depreciation of property, plant and equipment	8	4,503,765	5,848,993	7,591,275
Amortization of intangible assets	9	5,189,647	4,574,835	1,951,964
Loss on disposal of a subsidiary	7	—	300,412	—
Loss on disposal of property, plant and equipment		683,683	884,748	74,556
Share-based payment	17	793,792	292,159	7,509,698
Provision for bad debts	12	1,550,933	2,469,167	634,839
Interest income		(739,047)	(422,999)	(618,258)
Interest expense		—	—	992,650
Unrealized exchange gains	5.2	(4,147,693)	(308,962)	(5,317,384)
Finance costs on convertible preference shares		10,747,750	14,917,041	9,354,999
Changes in fair value of derivative component of convertible preference shares		(50,294,966)	33,305,170	1,270,701,904
Changes in fair value of convertible promissory notes		8,708,905	(680,067)	—
Changes in working capital:
Trade and notes receivables		(70,054,888)	(88,186,327)	(124,937,333)
Prepayments and other receivables		4,455,456	(8,776,120)	(24,370,013)
Due from related parties		(143,874)	(12,071,006)	2,586,619
Other non-current assets		—	—	(971,329)
Other current assets		(1,339,356)	(2,230,105)	(879,182)
Trade payables		12,092,039	95,203,598	58,939,120
Other payables and accruals		(11,704,720)	17,550,825	49,755,483
Deferred revenue		—	2,095,987	(2,095,987)
Due to related parties		13,358,492	(7,697,160)	(176,581)

		(35,420,676)	3,624,775	14,867,123
Interest received		739,047	422,999	618,258
Income tax paid		(237,803)	(886,752)	(975,595)

Net cash flows (used in)/from operating activities		(34,919,432)	3,161,022	14,509,786

Investing activities
Proceeds from sale of property, plant and equipment		—	4,887,028	164,000
Purchases of property, plant and equipment	8	(16,114,299)	(11,001,677)	(17,616,900)
Purchases of intangible assets	9	(255,610)	(7,858,328)	(502,555)
Acquisition of subsidiaries, net of cash acquired	3	(21,755,543)	(17,160,682)	—

Net cash flows used in investing activities		(38,125,452)	(31,133,659)	(17,955,455)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2008	2009	2010
		RMB	RMB	RMB

Financing activities
Proceeds from issue of convertible preference shares	18.1	—	81,990,000	—
Financing cost associated with issuance of convertible preference shares		—	(4,093,967)	—
Proceeds from issuance of convertible promissory notes	18.2	34,264,500	—	—
Distribution to shareholders	7	(13,610,000)	—	(8,135,379)
Acquisition of non-controlling interest in subsidiaries	3	(400,000)	—	—
Contribution from non-controlling interest		—	—	665,000
Proceeds from interest-bearing borrowing		—	—	20,000,000
Interest expense paid		—	—	(992,650)
Exercise of option		—	—	409,602
Proceeds from issuance of ordinary shares, net of issuance costs		—	—	644,329,940

Net cash flows from financing activities		20,254,500	77,896,033	656,276,513

Net (decrease)/increase in cash and cash equivalents		(52,790,384)	49,923,396	652,830,844
Net foreign exchange difference		253,496	95,003	(285,719)
Cash and cash equivalents at beginning of the year		153,113,804	100,576,916	150,595,315

Cash and cash equivalents at end of the year		100,576,916	150,595,315	803,140,440

Supplemental disclosure of non-cash activities:
Acquisition of Autoworld Media Company Limited	3	—	6,918,382	—
Acquisition of subsidiary	3	360,000	—	—
Purchases of property, plant and equipment		—	—	1,900,319
Purchase of software		—	1,630,000	—
Recognition of non-controlling interest	3	960,000	—	—
Conversion of convertible promissory notes	18.2	—	42,063,521	—
Conversion of convertible preference shares	18.1	—	—	1,718,461,507
Offering expenses accrued for in other payables and accruals		—	—	3,291,431

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations other than acting as an investment holding company and parent of its subsidiaries and special purpose entities (the “SPEs”). The Company conducts its business operations through its subsidiary, Beijing Bitauto Internet Information Company Limited (“BBII”) and the SPEs, which are all established in the People’s Republic of China (the “PRC”). The Company owns 100% of the equity of BBII through a wholly-owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”).

The Group is principally engaged in the provision of media services in the automobile industry, including advertising services and advertising agent services in the PRC.

As at December 31, 2010, the Company’s subsidiaries and the SPEs are as follows:

Place and Date of Incorporation or
Name	Registration and Place of Operations

Subsidiaries
Bitauto Hong Kong Limited	April 27, 2010 Hong Kong
Beijing Bitauto Internet Information Company Limited	January 20, 2006 PRC
SPEs
Beijing C&I Advertising Company Limited	December 30, 2002 PRC
Beijing Bitauto Information Technology Company Limited	November 30, 2005 PRC
Beijing Brainstorm Advertising Company Limited	February 10, 2006 PRC
Beijing Newline Advertising Company Limited	June 8, 2006 PRC
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007 PRC
Beijing You Jie Information Company Limited	July 11, 2008 PRC
You Jie Wei Ye (Beijing) Culture Media Company Limited	February 02, 2008 PRC
Beijing Easy Auto Media Company Limited	March 07, 2008 PRC
Beijing BitOne Technology Company Limited	August 13, 2010 PRC

Bitauto HK does not conduct any substantial operations other than acting as an investment holding company of BBII. BBII’s principal activities are the provision of technical and consulting services to the SPEs. All of the SPEs’ principal activities are the provision of advertising services and advertising agent services through various forms of media, such as websites.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

2.1  Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The consolidated financial statements are presented in Renminbi (“RMB”).

Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of consolidation after January 1, 2009

Pursuant to a number of contractual and trust agreements, the Company owns and controls its SPEs through nominees. At the option of the Company, the Company could or could direct another person to purchase the entire equity interests of the SPEs from the nominees. In addition, the nominees transferred to the Company all the voting power over the financial and operating policies of the SPEs as well as all the economic benefits received from the SPEs.

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and its SPEs for the years ended December 31, 2008, 2009 and 2010.

Subsidiaries and SPEs are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and SPEs are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, income and expenses, unrealized gains and losses and dividends resulting from intercompany transactions are eliminated in full.

A change in the ownership interest of a subsidiary or SPE, without a change of control, is accounted for as an equity transaction.

Losses are attributed to the non-controlling interest even if that results in a deficit balance.

If the Company loses control over a subsidiary or SPE, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary or SPE

•	Derecognizes the carrying amount of any non-controlling interest

•	Derecognizes the cumulative translation differences, recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

A subsidiary is an entity (or a special purpose entity) whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. Details on subsidiaries of the Company are disclosed in Note 1 — Corporate information.

In order to effectively control the SPEs, subsidiaries of the Company has entered into exclusive business cooperation agreements and supplementary agreements with the SPEs, which entitle the subsidiaries of the

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Company to receive a majority of SPEs’ residual returns. The paid-in capital of the SPEs was funded by the Company through long-term loans to the nominees. As a security for such loans, the nominees have pledged their interests in the SPEs to the subsidiaries of the Company. In addition to the aforesaid agreements, the nominees have agreed not to transfer the equity interests, or place or permit the existence of any security interest or other encumbrance that affects the Company’s rights and interests in the SPEs, without the prior written consent of the Company.

Based on these contractual arrangements, the Company believes that the SPEs are considered special purpose entities under SIC 12 “Consolidation — Special Purpose Entity” (“SIC 12”) and the SPEs are consolidated under SIC 12 as the SPEs are controlled by the Company, even when the Company directly owns none of the equity of an entity.

The substance of all the aforesaid arrangements is that the Company controlled the SPEs in which:

i) the activities of the SPEs are being conducted on behalf of the Company according to its specific business needs so that the Company obtains benefits from the SPEs’ operations;

ii) the Company has the decision-making powers to obtain the majority of the benefits of the activities of the SPEs;

iii) in substance, the Company has rights to obtain the majority of the benefits of the activities of the SPEs; or

iv) in substance, the Company retains the majority of the residual or ownership risks related to the SPEs or its assets in order to obtain benefits from their activities.

Accordingly, all SPEs are consolidated by the Company.

Basis of consolidation prior to January 1, 2009

In comparison to the above mentioned requirements, which were applied on a prospective basis, the following differences applied:

•	Non-controlling interests represented the portion of profit or loss and net assets that were not held by the Company and were presented separately in the consolidated statements of comprehensive income and within equity in the consolidated statement of financial position, separately from the parent shareholders’ equity. Acquisitions of non-controlling interests were accounted for using the parent entity extension method, whereby, the differences between the consideration and the book value of the share of the net assets acquired were recognized in goodwill.

•	Losses incurred by the Company were attributed to the non-controlling interest until the balance was reduced to nil. Any further excess losses were attributable to the parent, unless the non-controlling interest had a binding obligation to cover these.

•	Upon loss of control, the Company accounted for the investment retained at its proportionate share of net asset value at the date control was lost.

2.2  Significant accounting estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

a. Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and other indefinite life intangible assets are tested for impairment annually and at other times when such indicators exist. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable.

When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Further details are set out in Note 11.

On May 31, 2010, the Company distributed cash and net assets of the entities which were providing advertising services through newspaper, magazine, radio and television channels (“the distributed entities”) to its shareholders, which included the goodwill (Note 7).

b. Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.

The Company measures the cost of equity-settled transactions with non-employees by reference to the fair value of the goods or services received at the date at which the services are rendered to the Company, and only on the fair value of the equity instruments if, the fair value of the goods and services cannot be reliably estimated.

Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including volatility and dividend yield and making assumptions about them. The assumptions and models used are disclosed in Note 17.

c. Deferred tax assets

Deferred tax assets are recognized for unused tax losses and other deductible temporary tax differences reversing in future years to the extent it is probable taxable profit will be available against which the losses and other deductible temporary tax differences can be recognized. Significant management estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

Further details are set out in Note 6.

d. Fair values of the Series A, B, C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes

As the fair values of the Series A, B, C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques.

The major inputs to the valuation model for the assessment of the fair values of Series A, B, C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes are the enterprise valuation, expected volatility of the Company’s share price and the discount rate. The enterprise valuation is assessed based on the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing the fair values. Changes in

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

assumptions about these factors could affect the reported fair values of the financial instruments. The assumptions and models used are further disclosed in Note 18. On November 17, 2010, the Group completed its initial public offering (“IPO”). Upon completion of the IPO, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into ordinary shares (Note 18).

2.3  Summary of significant accounting policies

Business Combinations and Goodwill

Business combinations from January 1, 2009

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit and loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost being the excess of the consideration transferred over the Group’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit (“CGU”) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Business combinations prior to January 1, 2009

In comparison to the above mentioned requirements, the following differences applied:

Business combinations were accounted for using the purchase method. Transaction costs directly attributable to the acquisition formed part of the acquisition costs. The non-controlling interest (formerly known as minority interest) was measured at the proportionate share of the acquiree’s identifiable net assets.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Business combinations achieved in stages were accounted for as separate steps. Any additional acquired share of interest did not affect previously recognized goodwill.

When the Group acquired a business, embedded derivatives separated from the host contract by the acquiree were not reassessed on acquisition unless the business combination resulted in a change in the terms of the contract that significantly modified the cash flows that otherwise would have been required under the contract.

Contingent consideration was recognized if, and only if, the Group had a present obligation, the economic outflow was more likely than not and a reliable estimate was determinable. Subsequent adjustments to the contingent consideration affected goodwill.

Foreign currencies

The Group’s presentation currency is the RMB. The Company, its subsidiary and the SPEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company and its wholly owned subsidiary Bitauto HK is the U.S. dollar, while the functional currency of BBII and the SPEs is the RMB. Since the Group’s operations are primarily denominated in RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

Transactions in foreign currencies are initially recorded by the entities within the Group at their respective functional currency rates prevailing at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rates of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The assets and liabilities of entities that have a functional currency that is different from the presentation currency are translated into RMB at the rates of exchange prevailing at the reporting date and their consolidated statements of comprehensive income are translated at exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the component of other comprehensive income relating to that particular entity is recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the consolidated statements of comprehensive income in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Depreciation is calculated on a straight-line basis over the estimate useful life of the assets as follows:

Estimated Useful Life

Computers and servers	5 years
Motor vehicles	5 years
Furniture and fixtures	5 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of comprehensive income when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at least at each financial year end, and adjusted prospectively, if appropriate.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Internally Generated
	Estimated Useful Life	or Acquired

Purchased software	5-10 years	Acquired
Trade name and lifetime membership	Indefinite	Acquired
Customer relationships	4 years	Acquired
Partnership agreement	0.7-2.7 years	Acquired
Others	5 years	Acquired

Intangible assets with finite lives are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible asset.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The trade name and lifetime membership acquired may be used indefinitely without significant costs of renewal. The expected cash flows generated from the trade name and lifetime membership are for an indefinite period. As a result, the trade name and lifetime membership are assessed as having an indefinite useful life.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

On May 31, 2010, the Company distributed cash and net assets of the distributed entities to its shareholders, which included intangible assets such as the customer relationships, partnership agreement, others and a portion of purchased software (Note 7).

Impairment of non-financial assets other than goodwill and intangible assets with indefinite lives

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

Impairment of goodwill and intangible assets with indefinite lives

Goodwill and intangible assets with indefinite lives are tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill and intangible assets with indefinite lives by assessing the recoverable amount of the CGU, to which the goodwill and intangible assets with indefinite lives relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversed in future periods. On May 31, 2010, the Company distributed cash and net assets of the distributed entities to its shareholders, which included the goodwill (Note 7).

Product development expenses

Expenditure on product development research is expensed as incurred.

Expenditure on development or from the development phase of an individual project is recognized as an internally generated intangible if, and only if, the Group can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits.

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

In addition, expenditure on website development should only be capitalized as an intangible asset if, in addition to complying with all of the conditions above, the Group can demonstrate that the website is used directly in the revenue generating process.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. All borrowing costs are expensed in the period they are incurred unless they relate to eligible assets, in which case they are capitalized.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand and cash equivalents with an original maturity of three months or less.

For the purpose of the consolidated statement of cash flow, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Convertible preference shares — Series A, B and C

The Series A, B and C convertible preference shares are separated into two components: a derivative component consisting of the conversion option and a liability component consisting of the straight debt element of the preference shares.

On the issuance of the Series A, B and C convertible preference shares, the fair value of the embedded conversion option was calculated using the binomial model. The derivative component, the embedded conversion option, is carried at fair value on the consolidated statements of financial position with changes in fair value being charged or credited to the consolidated statement of comprehensive income in the period when the change occurs. The carrying value of the liability component on the issuance date is the residual value of proceeds after deducting the fair value of the derivative component and transaction cost. The liability component is subsequently carried at amortized cost until extinguished on conversion or redemption. Interest expense is calculated using the effective interest method by applying the effective interest rate to the liability component through the maturity date.

When the Series A, B and C convertible preference shares are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. When the Series A, B and C convertible preference shares are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in profit or loss. Upon completion of the IPO on November 17, 2010, the Series A, B and C convertible preference shares were automatically converted into ordinary shares, and the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued (Note 18).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Convertible preference shares — Series D-1 and Series D-2

The Series D-1 and D-2 convertible preference shares contain conversion features and redemption features that are embedded derivatives. On initial recognition, the Company designated the Series D-1 and D-2 convertible preference shares in their entirety as financial liabilities at fair value through profit or loss.

When the Series D-1 and D-2 convertible preference shares are converted, the carrying amounts are transferred to share capital and share premium as consideration for the shares issued. When the convertible preference shares are redeemed, any difference between the amount paid and the carrying amounts is recognized in profit or loss. Upon completion of the IPO on November 17, 2010, the Series D-1 and Series D-2 convertible preference shares were automatically converted into ordinary shares, and the carrying amounts of the derivative were transferred to share capital and share premium as consideration for the shares issued (Note 18).

Convertible promissory notes

The conversion feature and redemption feature of the convertible promissory notes are accounted for as one compound instrument. The host debt contract net of the derivatives (conversion feature and redemption feature) is considered an equity instrument and has no value. The conversion feature and redemption feature were carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs. When the convertible promissory notes are converted, the carrying amounts of the compound instrument components are transferred to a preference share liability, as consideration for the preference shares issued. The liability is separated into a derivative component and a liability component depending on the terms of the preference shares issued. If the convertible promissory notes are redeemed, any difference between the amount paid and the carrying amounts of compound instrument is recognized in profit or loss. The convertible promissory notes were converted into Series D-2 convertible preference shares on July 20, 2009 (Note 18).

Initial recognition and subsequent measurement of financial assets

The Group’s financial assets include cash and cash equivalents, and trade and notes receivables.

Trade and other receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost, to the extent that the effect of discounting is material, using the effective interest rate method, less provision for impairment.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of comprehensive income. When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and other receivables. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Initial recognition and subsequent measurement of financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition.

The Group’s financial liabilities include financial liabilities at fair value through profit or loss, loans and borrowings. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

Subsequent measurement

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss includes the derivative component of the Series A, B and C convertible preference shares, the convertible promissory notes, and the Series D-1 and D-2 convertible preference shares.

Changes in fair value are recognized in profit or loss.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a Group of similar financial assets) is derecognized when:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; or

•	the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Employee Benefits — PRC contribution plan

Full-time employees of the Group in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total expenses for the plan were RMB10,109,402, RMB6,663,984 and RMB25,758,701 for the years ended December 31, 2008, 2009 and 2010, respectively.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is recognized in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Share-based compensation transactions

Employees (including senior executives and board members) and non-employees of the Group receive remuneration in the form of share-based payment transactions, whereby individuals above render services as consideration for equity instruments (“equity-settled transactions”). When the Group grants an award that vest in installments, or graded vesting, each installment or vesting tranche is treated as a separate award.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The fair value of the ordinary shares at the option grant dates was determined with assistance from an independent valuation firm.

The cost of equity-settled transactions with employees is recognized, together with a corresponding increase in equity, presented as employee equity benefit reserve, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit recognized in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition, which are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled transaction are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transactions, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph. All cancellations of equity-settled transaction awards are treated equally.

Non-employee equity-settled transactions are generally accounted for in the same manner as employee equity-settled transactions except for the measurement date and measurement basis of the expense. Non-employee costs are measured and recognized at the service date, which is the date when goods or services are rendered to the Group. This implies that, where the goods or services are received on a number of dates over a period, the fair value at each date should be used. Therefore, at each date the non-employee provides service, the fair value needs to be calculated and recorded as an expense with a corresponding increase in equity. The measurement basis of the expense is the fair value of the goods or services received by the Company, and only on the fair value of the equity instruments if, the fair value of the goods and services cannot be reliably estimated.

Leases

Where the Group is a lessee and a significant portion of the risks and rewards of ownership are retained by the lessor, the lease is classified as an operating lease. Operating lease payments are recognized as an expense in profit or loss on the straight-line basis over the lease term.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

The Group enters into transactions that may include website design, set-up, and maintenance services. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The Group determines the fair value of each component based on the selling price of the component if sold separately by the Group. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following specific recognition criteria must also be met before revenue is recognized:

(a)  Advertising services

(i)  Advertising activities

Revenue from advertising activities is recognized when the advertisements are published over the stated display period in the case of websites or for the first time in the case of television, radio, newspapers and magazines and when the collectability is reasonably assured. The Group also organizes promotional activities to assist

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

customers to promote their products. The Group recognizes revenue from organizing promotional activities when the services have been rendered, and the collectability is reasonably assured. Additionally, the Group provides website design, setup and maintenance services to car automakers and dealers, which is generally completed within a year. Revenue from development services is recognized when the services have been rendered, which is once the setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period. Revenues from advertising activities are reported at a gross amount.

(ii)  Dealer subscription and listing services

The Group provides advertisement services to new and used car dealers. The Group makes available throughout the subscription or listing period a webpage linked to its website or media vendors’ websites where car dealers can publish information such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Revenues from dealer subscription and listing services are reported at a gross amount.

(b)  Advertising agent services

Advertising agent service revenues are primarily derived from fees received for assisting customers in placing advertisements on media vendor websites and radio. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period in the case of websites or for the first time in the case of radio, and when the collectability is reasonably assured. The Group also receives performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. Revenue is recognized when the amounts of these performance-based rebates are probable and reasonably estimable. Revenues from advertising agent services are reported at a net amount.

Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statements of comprehensive income. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation or uncertainty exists related to the sustainability of such positions taken and establishes provisions where appropriate.

Deferred tax

Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets recognized for all deductible temporary differences, carry- forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•	where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•	in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is recognized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to item recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business or geographical area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. It also occurs when the operation is abandoned.

Where an operation is classified as discontinued, a single amount is presented on the face of the consolidated statements of comprehensive income, which comprises:

•	the post-tax profit or loss of the discontinued operation; and

•	the post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal groups constituting the discontinued operation.

Comparative information for prior periods is represented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The classification, measurement and presentation requirements above are also applied to non-current assets that are held for distribution, or distributed to shareholders acting in their capacity as shareholders.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is a member of the key management personnel of the Group or its parent;

(c) the party is a close member of the family of any individual referred to in (a) or (b);

(d) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (b) or (c); or

(e) the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group.

2.4  Recent accounting pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by the Group

IFRS 2 Share-based Payment — Group Cash-settled Share-based Payment Transactions  The standard has been amended to clarify the accounting for group cash-settled share-based payment transactions. This amendment also supersedes IFRIC 8 and IFRIC 11. The adoption of this amendment did not have any impact on the Group’s financial position or performance.

IAS 39 Financial Instruments: Recognition and Measurement — Eligible Hedged Items  The amendment addresses the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment is not applicable to the Group, and hence did not have any impact on the Group’s financial position or performance.

Improvements to IFRSs

In May 2010 the IASB issued omnibus of amendments to its standards, primarily with a view to clarify wording and remove inconsistencies. There are separate transitional provisions for each standard. The Group early adopted the amendments. The following standards were amended, the adoption of which did not have any impact on the Group’s accounting policies, financial position or performance:

IFRS 1 First-time Adoption of International Financial Reporting Standards;

IFRS 3 Business Combinations;

IFRS 7 Financial Instruments: Disclosures;

IAS 1 Presentation of Financial Statements;

IAS 27 Consolidated and Separate Financial Statements;

IAS 34 Interim Financial Reporting; and

IFRIC 13 Customer Loyalty Programmes.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

New Standards, Amendments and Interpretations to Existing Standards not yet adopted by the Group

Effective for the 2011 financial year

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment).  The interpretation has been amended to permit an entity to treat the prepayment of a minimum funding requirement as an asset. The amendment should be applied to the beginning of the earliest period presented in the first financial statements in which the entity applied the original interpretation. This amendment is effective for annual periods beginning on or after January 1, 2011.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments.  IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation is effective for annual periods beginning on or after July 1, 2010 and should be applied retrospectively from the beginning of the earliest comparative period presented.

IAS 24, Related Party Disclosures (amendments).  The standard has been amended to simplify the identification of related party relationship and re-balance the extent of disclosures of transactions between related parties based on the costs to preparers and the benefits to users in having this information available in consolidated financial statements. The amendments become effective for annual periods beginning on or after January 1, 2011 and should be applied retrospectively.

IAS 32, Financial Instruments: Presentation — Classification of Rights Issues (amendment).  The definition of a financial liability in the standard has been amended to classify right issues (and certain options or warrants) as equity instruments if: (a) the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments; (b) the instruments are used to acquire fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment is effective for annual periods beginning on or after February 1, 2010 and should be applied retrospectively.

Effective for the 2012 financial year

IFRS 7, Financial Instruments: Disclosures (amendments).  The amendments increase the disclosure requirements for transactions involving transfers of financial assets. Disclosures require enhancements to the existing disclosures in IFRS 7 where an asset is transferred but is not derecognised and introduce new disclosures for assets that are derecognised but the entity continues to have a continuing exposure to the asset after the sale.

Effective for the 2013 financial year

IFRS 9, Financial Instruments (Phase I).  Phase I of IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities.

IFRS 9 (Phase I) is applicable to all financial assets and financial liabilities within the scope of IAS 39 Financial Instruments: Recognition and Measurement. At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Subsequent to initial recognition, financial assets that are debt instruments are classified at amortized cost or fair value on the basis of both: (a) the entity’s business model for managing the

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

financial assets; and (b) the contractual cash flow characteristic of the financial asset. Debt instrument may be subsequently measured at amortized cost if: (a) the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows; and (b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value. All financial assets that are equity investments are measured at fair value either through other comprehensive income or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss.

For financial liabilities designated at fair value through profit or loss using the fair value option (FVO liabilities), the amount of change in the fair value of a liability that is attributable to changes in credit risk must be presented in other comprehensive income (OCI). The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. For financial liabilities not designated at fair value through profit or loss using the fair value option (i.e., financial liabilities at amortized cost and held for trading liabilities), there are no changes as the existing IAS 39 classification and measurement requirements are retained and carried forward to IFRS 9.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. IFRS 9 is required to be applied retrospectively, with certain exceptions, and requires comparative figures to be restated.

3.	Acquisitions

Acquisition of Autoworld Media Company Limited

On December 19, 2007, the Company acquired 100% of the ordinary shares of Autoworld Media Company Limited (“Autoworld”), a company incorporated in the British Virgin Islands. Autoworld conducts its business operations through its subsidiary, Autoworld Business Consulting (Shanghai) Co. and SPE, Shanghai You Shi Advertising Communication Company Limited, which are established in the PRC, (collectively known as the “Autoworld Group”). The Autoworld Group provides television advertising services targeted to the automobile industry.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The fair values of the identifiable assets and liabilities as at the date of acquisition and the corresponding carrying values immediately before the acquisition were:

	Fair Value
	Recognized on	Previous
	Acquisition	Carrying Value
	RMB	RMB

Property, plant and equipment	1,866,474	1,866,474
Cash and cash equivalents	2,977,056	2,977,056
Trade receivables	11,930,139	11,930,139
Prepayment and other receivables	383,090	383,090
Intangible assets
Trade name	10,300,000	—
Customer relationship	8,320,000	—
Contract backlog	470,000	—
Non-compete agreement	240,000	—
Trade payables	(432,841)	(432,841)
Deferred tax liability	(4,832,500)	—
Other payables and accruals	(3,607,130)	(3,607,130)
Tax payable	(1,196,642)	(1,196,642)
Dividend payables	(4,469,641)	(4,469,641)

Net assets	21,948,005	7,450,505

Goodwill arising on acquisition	42,571,455

Total consideration	64,519,460

The purchase consideration comprises of a closing payment and two further payments contingent on achieving certain performance targets. On the acquisition date, December 19, 2007, management concluded with certainty that the first contingent payment was going to be made based on the consolidated accounts of Autoworld Media Company Limited, therefore the total consideration of the business combination at acquisition date was RMB64,519,460, which comprised the issuance of 1,028,507.5 shares, cash consideration of RMB14,786,337 (United States Dollars (“US$”) 2,000,000) as part of the closing payment, the first contingent consideration payment which comprised the issuance of 771,385.0 shares and RMB11,089,753 (US$1,500,000) in cash consideration and costs directly attributable to the business combination. The equity consideration was recorded in equity as “Share consideration to be issued” at the date of the acquisition. The shares for the closing payment and the first contingent payment were issued on February 1, 2008 and July 14, 2009, respectively. The cash consideration (net of foreign currency translation differences) of RMB14,211,600 for the closing payment and first contingent payment of RMB10,242,300 was paid on March 3, 2008 and July 14, 2009, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

RMB

Consideration at acquisition date:
Closing payment 1,028,507.5 shares to be issued	22,081,918
Cash consideration	14,786,337

Total	36,868,255

First contingent consideration payment 771,385.0 shares to be issued	16,561,452
Cash consideration	11,089,753

Total consideration	64,519,460

Cash flows associated with this acquisition:

	2007	2008	2009
	RMB	RMB	RMB

Cash acquired	2,977,056	—	—
Cash paid	—	(14,211,600)	(17,160,682)

The goodwill of RMB42,571,455 represented expected synergies arising at acquisition from the knowledge and expertise of the employees of Shanghai You Shi Advertising Communication Company Limited.

On December 31, 2009, upon the resolution of the contingent performance targets as agreed upon with the former shareholders of Autoworld Media Company Limited, an additional 294,195.0 shares and cash consideration of RMB6,918,382 was settled as the second contingent payment. This resulted in an increase of goodwill of RMB13,836,764 to RMB56,408,219.

Acquisition of Chongqing Chenxin Advertising Company Limited

On December 17, 2007, the Group established a start-up newspaper and television advertising agency, Chongqing Chenxin Advertising Company Limited (“CQCX”). The Group’s 60% interest in CQCX amounted to RMB600,000. On March 26, 2008, the Group acquired the remaining 40% interest in CQCX for RMB400,000 and became the sole shareholder of CQCX. The acquisition of the 40% non-controlling interest was accounted for under the parent entity extension method.

Acquisitions of Beijing Radio Alliance Advertising Company Limited and Shanghai Cheng Chen Media Company Limited

On January 1, 2008, the Group acquired 100% of the ordinary shares of Beijing Radio Alliance Advertising Company Limited, which is a company incorporated in the PRC. Beijing Radio Alliance Advertising Company Limited (“BRAA”) specializes in the provision of radio advertising services targeted to the automobile industry.

On April 30, 2008, the Group acquired 70% of the ordinary shares of Shanghai Cheng Chen Media Company Limited, which is a company incorporated in the PRC. Shanghai Cheng Chen Media Company Limited (“SHCC”) specializes in the provision of newspaper advertising services targeted to the automobile industry.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The aggregate fair values of the identifiable assets and liabilities as at respective dates of acquisitions and the corresponding aggregate carrying amounts immediately before the acquisition were:

		Previous
	Fair Value	Carrying Value
	RMB	RMB

Property, plant and equipment	319,166	319,166
Cash and cash equivalents	623,557	623,557
Trade receivables	7,397,431	7,397,431
Prepayments and other receivables	1,046,970	1,046,970
Intangible assets
Partnership with suppliers	1,450,000	—
Customer relationships	330,000	—
Non-compete agreement	250,000	—
Other payables and accruals	(8,770,978)	(8,770,978)
Tax payable	(16,273)	(16,273)
Deferred tax liability	(507,500)	—

Net assets	2,122,373	599,873

Non-controlling interest	(428,251)

Total net assets acquired	1,694,122
Goodwill arising on acquisition	5,493,378

Total consideration	7,187,500

The consideration of acquiring BRAA and SHCC was RMB3,187,500 and RMB4,000,000, respectively, which totaled RMB7,187,500.

RMB

Consideration:
Cash paid in association with the acquisitions	7,187,500

Total	7,187,500

RMB

Cash outflow on acquisitions:
Net cash acquired with the subsidiaries	623,557
Cash paid	(7,187,500)

Net cash outflows	(6,563,943)

From the date of acquisition through December 31, 2008, the two subsidiaries of SPEs, collectively, have contributed RMB50,226,522 and RMB919,734, respectively, to the revenue and net profit of the discontinued operations of the Group, respectively. If the business combination had taken place at the beginning of 2008, the revenue and net loss from discontinued operations (Note 7) of the Group would have been RMB138,843,252 and RMB48,846,874, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The goodwill of RMB5,493,378 represented expected synergies arising at acquisition from the knowledge and expertise of the employees of BRAA and SHCC.

Acquisition of Che Zhi Meng (Beijing) Advertising Company Limited (“CZM”)

On June 30, 2008, the Group acquired a 60% ownership interest in a subsidiary, CZM, whose principal activities were intended to be the provision of newspaper advertising services for RMB1,440,000. On the acquisition date, CZM had assets comprising of a partnership agreement with a local newspaper publication amounting to RMB2,300,000 and cash of RMB100,000 but had not commenced operations.

4.	Revenue

	2008	2009	2010
	RMB	RMB	RMB

Advertising activities	133,704,185	160,356,579	255,676,275
Dealer subscription services	37,692,735	51,529,488	91,686,816
Advertising agent services	67,580,641	81,426,994	110,741,951

	238,977,561	293,313,061	458,105,042

5.	Profit/ (loss) before tax

5.1  Selling and administrative expenses

	2008	2009	2010
	RMB	RMB	RMB

Salaries and benefits	40,126,695	49,290,389	83,462,731
Depreciation and amortization	1,491,899	2,919,612	6,322,278
Operating lease expenses	8,685,160	9,064,851	17,477,838
Share based payment	793,792	292,159	7,509,698
Office expenses	14,119,300	11,071,795	18,987,923
Provision for bad debts	1,385,793	1,649,488	634,839
Marketing expenses	28,403,097	47,089,741	73,157,210
Others	4,945,456	3,889,446	4,449,658

	99,951,192	125,267,481	212,002,175

5.2  Other income

	2008	2009	2010
	RMB	RMB	RMB

Unrealized exchange gains	4,147,693	308,962	5,317,384
Others	31,469	285,251	40,817

	4,179,162	594,213	5,358,201

Unrealized exchange gains represent foreign exchange differences from monetary assets and liabilities denominated in foreign currencies retranslating at the functional currency spot rates of exchange ruling at the reporting date. The unrealized exchange gain above is as a result from the appreciation of the RMB against the US$.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

5.3  Other expenses

	2008	2009	2010
	RMB	RMB	RMB

Loss on disposal of property, plant and equipment	366,603	666,449	74,556
Others	900,202	501,198	1,271,197

	1,266,805	1,167,647	1,345,753

6.	Income tax expense

The major components of income tax expense for the years ended December 31, 2008, 2009 and 2010 are:

	2008	2009	2010
	RMB	RMB	RMB

Current income tax
Current income tax charge	1,321,900	3,936,842	14,228,153
Deferred income tax
Relating to operating loss	(543,515)	(136,617)	(1,209,416)
Relating to origination and reversal of temporary differences	(339,559)	(298,132)	166,758

Income tax expense reported in the consolidated statements of comprehensive income	438,826	3,502,093	13,185,495

A reconciliation between income tax expense and the product of the accounting profit/ (loss) multiplied by the PRC tax rate for the years ended December 31, 2008, 2009, and 2010 is as follows:

	2008	2009	2010
	RMB	RMB	RMB

Profit/(loss) before tax from continuing operations	84,753,001	(2,533,487)	(1,208,794,593)
Loss before tax from discontinued operations	(43,833,595)	(50,911,927)	(27,065,324)

Accounting profit/(loss) before income tax	40,919,406	(53,445,414)	(1,235,859,917)

Tax at statutory tax rate of 25%	10,229,852	(13,361,353)	(308,964,979)
Tax holiday or lower tax rates for certain entities comprising the Group	(1,524,280)	(2,746,659)	(11,970,126)
Effect of differing tax rates in different jurisdictions	(7,547,376)	11,954,421	320,967,060
Utilization of previously unrecognized tax losses	(1,195,583)	(1,199,019)	(5,638,100)
Non-taxable income	(1,036,923)	(2,720,675)	(1,111,720)
Non-deductible expenses	3,190,995	4,036,403	36,900,930
Effect on deferred tax of changes in tax rates	32,725	(35,311)	—
Unrecognized tax losses	2,353,897	10,974,592	6,786,509
Others	—	—	460,425

	4,503,307	6,902,399	37,429,999

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	2008	2009	2010
	RMB	RMB	RMB

Income tax expense reported in the consolidated statements of comprehensive income	438,826	3,502,093	13,185,495
Income tax attributable to a discontinued operation	4,064,481	3,400,306	24,244,504

	4,503,307	6,902,399	37,429,999

Effective income tax rate	11.0%	(12.9%)	(3.0%)

Deferred tax

Deferred tax at December 31, 2009 and 2010, relates to the following:

	Consolidated Statements		Consolidated Statements
	of Financial Position		of Comprehensive Income
	2009	2010	2009	2010
	RMB	RMB	RMB	RMB

Deferred tax assets
Depreciation of property, plant and equipment	53,178	—	1,678	(59,793)
Amortization of Intangible assets	62,563	106,230	42,054	43,667
Provision for bad debts	796,028	650,000	270,484	(150,632)
Tax losses available for offset against future taxable income	730,924	1,940,340	(319,437)	1,209,416

	1,642,693	2,696,570	(5,221)	1,042,658

Deferred tax liabilities
Intangible assets acquired in business combination	(3,753,652)	—	735,182	—
Disposal of a subsidiary	74,153	—	—	—

	(3,679,499)	—	735,182	—

Deferred tax expense			729,961	1,042,658

Deferred tax (liabilities)/assets, net	(2,036,806)	2,696,570

Reconciliation of deferred tax (liabilities)/assets, net

	2009	2010
	RMB	RMB

Opening balance as of January 1,	(2,840,920)	(2,036,806)
Tax expense recognized in profit or loss during the period	729,961	1,042,658
Discontinued operations	74,153	3,690,718

	(2,036,806)	2,696,570

At December 31, 2010, the Group had RMB28,810,825 (2009: RMB60,762,008, 2008: RMB19,297,262) of tax losses carry forwards that would be available to offset against future taxable profit. A deferred tax asset has been recognized in respect of RMB7,761,360 of tax losses carry forward in 2010 (2009: RMB4,020,363, 2008: RMB4,201,445). No deferred tax asset has been recognized in respect of RMB21,049,465 of tax losses carry forward in 2010 (2009: RMB56,741,645, 2008: RMB15,095,817) as they may not be used to offset taxable profits

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

elsewhere in the Group and they have arisen in subsidiaries that have been loss-making for some time. These subsidiaries have no taxable temporary differences or any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. The tax losses would expire five years after the losses were incurred.

At December 31, 2010, the Group had RMB3,565,731 (2009: RMB6,291,231, 2008: RMB3,795,624) of other temporary differences. Deferred tax assets have been recognized in 2010 for RMB3,565,731 of these temporary differences (2009: RMB4,362,704, 2008: RMB2,679,764). Deferred tax assets were fully recognized in respect of the other temporary differences in 2010. No deferred tax asset has been recognized in respect of the other temporary differences in 2009 and 2008 for RMB1,928,527 and RMB1,115,860, respectively. These other temporary differences do not have a fixed expiry date.

The Group did not provide for deferred income taxes and withholding taxes on the undistributed earnings of its subsidiaries and its SPEs as of December 31, 2009 and 2010 on the basis of its intent to reinvest the earnings. The Company is able to control the timing of the reversal of the temporary difference. Also, management considered that it is probable that the temporary difference will not reverse in the foreseeable future. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

7.	Discontinued operations

On May 31, 2010, the Company distributed cash and the net assets of the distributed entities to its shareholders. This decision was based on the Board of Directors assessment that the distributed entities were not aligned with the Group’s long-term growth strategy, making it difficult for management to focus on its core business, which is the provision of internet related services to derive growth and profitability for the Group.

Accordingly, the Group recognized a distribution to shareholders amounting to RMB101,962,387 in the consolidated statement of changes in equity for the year ended December 31, 2010, which included RMB8,135,379 of cash balances of the distributed entities. The assets and liabilities distributed are as follows:

RMB

Trade and notes receivables	65,390,438
Goodwill	58,745,849
Prepayments and other receivables	21,626,248
Intangible assets	14,377,415
Cash and cash equivalents	8,135,379
Property, plant and equipment	4,512,330
Other payables and accruals	(28,984,916)
Income tax payable	(23,881,296)
Trade payables	(13,615,391)
Deferred tax liabilities	(3,679,499)
Non-controlling interest	(664,170)

101,962,387

The distributed entities are considered to be discontinued operations. Comparative information for prior years are presented in the consolidated financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting year for the latest year presented, which is December 31, 2010.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The results of the distributed entities are as follows:

	2008	2009	2010
	RMB	RMB	RMB

Revenue	132,193,607	125,407,237	32,895,720
Cost of revenue	(103,060,083)	(99,547,859)	(31,578,680)

Gross profit	29,133,524	25,859,378	1,317,040
Expenses	(72,351,874)	(75,447,116)	(28,709,417)
Interest income	102,601	50,214	—
Other (expenses)/income	(717,846)	(1,374,403)	327,053

Loss before tax from discontinued operations	(43,833,595)	(50,911,927)	(27,065,324)
Income tax expense	(4,064,481)	(3,400,306)	(24,244,504)

Loss for the year from the discontinued operations	(47,898,076)	(54,312,233)	(51,309,828)

On May 31, 2010, prior to the distribution to shareholders, BBII waived amounts due from certain SPEs included in the distributed entities. PRC tax law does not allow intercompany gains or losses to be offset upon consolidation and requires corporate income tax to be recognized at the statutory rate of 25% by the entity that receives the waiver. Accordingly, the distributed entities recognized corporate income tax expenses amounting to RMB23,891,313 for the year ended December 31, 2010.

The cash flows of the discontinued operations for the years ended December 31, 2008, 2009 and 2010 were as follows:

	2008	2009	2010
	RMB	RMB	RMB

Operating activities	(9,621,069)	(9,596,132)	(20,577,156)
Investing activities	(8,269,465)	(4,435,821)	—
Financing activities	53,196,904	—	—

Net cash inflows/ (outflows)	35,306,370	(14,031,953)	(20,577,156)

Loss per share:

	2008	2009	2010
	RMB	RMB	RMB

Basic, attributable to ordinary shareholders	(1.75)	(1.86)	(1.55)
Diluted, attributable to ordinary shareholders	(1.75)	(1.86)	(1.55)

On June 27, 2008, the Company distributed cash and the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited and Beijing Carsfun Information Technology Limited (“disposed entities”) to its shareholders. The cash distribution of RMB13,610,000 included cash balances of the disposed entities amounting to RMB273,208. The disposed entities were in a net liability position of RMB502,244. Accordingly, the Group recognized a distribution to shareholders amounting to RMB12,834,548 in the statement of changes in equity for the year ended December 31, 2008. The disposed entities were included as part of discontinued operations in the above disclosure.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

On September 22, 2009, the Company sold SHCC to Autoworld Media Company Limited and recognized a loss on discontinued operation amounting to RMB300,412, this amount is included in the loss on discontinued operations in the disclosure above.

8.	Property, plant and equipment

	Computers	Motor	Furniture	Leasehold
	and Servers	Vehicles	and Fixtures	Improvement	Total
	RMB	RMB	RMB	RMB	RMB

Cost:
At January 1, 2009	16,286,477	8,941,579	1,565,431	—	26,793,487
Additions	5,927,930	3,212,419	1,861,328	—	11,001,677
Disposals	(497,506)	(6,424,596)	(194,070)	—	(7,116,172)
Disposal of SHCC	(85,664)	—	—	—	(85,664)

At December 31, 2009	21,631,237	5,729,402	3,232,689	—	30,593,328
Additions	7,574,794	1,363,846	358,173	10,220,406	19,517,219
Disposals	(8,700)	(237,475)	(4,212)	(76,500)	(326,887)
Distribution to shareholders (Note 7)	(4,049,903)	(1,564,597)	(2,478,549)	—	(8,093,049)

At December 31, 2010	25,147,428	5,291,176	1,108,101	10,143,906	41,690,611

Accumulated depreciation:
At January 1, 2009	4,440,692	1,758,420	224,392	—	6,423,504
Charge for the year	3,072,638	1,608,655	1,167,700	—	5,848,993
Disposals	(310,595)	(873,125)	(160,676)	—	(1,344,396)
Disposal of SHCC	(36,046)	—	—	—	(36,046)

At December 31, 2009	7,166,689	2,493,950	1,231,416	—	10,892,055
Charge for the year	4,436,937	891,525	736,127	1,526,686	7,591,275
Disposals	(406)	(81,140)	(1,685)	(5,100)	(88,331)
Distribution to shareholders (Note 7)	(898,651)	(956,759)	(1,725,309)	—	(3,580,719)

At December 31, 2010	10,704,569	2,347,576	240,549	1,521,586	14,814,280

Net book value:
At December 31, 2010	14,442,859	2,943,600	867,552	8,622,320	26,876,331

At December 31, 2009	14,464,548	3,235,452	2,001,273	—	19,701,273

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

9.	Intangible assets

		Trade Name
	Purchased	and Lifetime	Customer	Partnership
	Software	Membership	Relationships	Agreement	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Cost:
At January 1, 2009	1,911,727	10,300,000	8,650,000	3,750,000	960,000	25,571,727
Additions	5,296,803	2,561,525	—	—	—	7,858,328
Disposal of SHCC	—	—	—	(370,000)	(250,000)	(620,000)

At December 31, 2009	7,208,530	12,861,525	8,650,000	3,380,000	710,000	32,810,055
Additions	502,555	—	—	—	—	502,555
Distribution to shareholders (Note 7)	(500,000)	(10,300,000)	(8,650,000)	(3,380,000)	(710,000)	(23,540,000)

At December 31, 2010	7,211,085	2,561,525	—	—	—	9,772,610

Amortization:
At January 1, 2009	505,643	—	2,211,700	2,217,176	557,038	5,491,557
Amortization	967,142	—	2,162,500	1,358,482	86,711	4,574,835
Disposal of SHCC	—	—	—	(195,658)	(75,945)	(271,603)

At December 31, 2009	1,472,785	—	4,374,200	3,380,000	567,804	9,794,789
Amortization	1,111,383	—	815,581	—	25,000	1,951,964
Distribution to shareholders (Note 7)	—	—	(5,189,781)	(3,380,000)	(592,804)	(9,162,585)

At December 31, 2010	2,584,168	—	—	—	—	2,584,168

Net book value
At December 31, 2010	4,626,917	2,561,525	—	—	—	7,188,442

At December 31, 2009	5,735,745	12,861,525	4,275,800	—	142,196	23,015,266

The addition in purchased software was mainly the Oracle accounting system and Microsoft software purchased in order to improve the enterprise resource process. The addition in trade name was the registration fee for the trade name of “BITAUTO” and lifetime membership fee.

On May 31, 2010, the Company distributed cash and net assets of the distributed entities to its shareholders, which included intangible assets such as the customer relationships, partnership agreement, others and a portion of purchased software (Note 7).

Management determined the trade name and lifetime membership would have an indefinite useful life as the assets may be used indefinitely without significant costs of renewal. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2009 and 2010. Refer to Note 11 for further discussion on the impairment testing of indefinite lived intangible assets.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

10.	Goodwill

RMB

At January 1, 2009	48,064,833
Goodwill arising from settlement of contingent consideration (Note 3)	13,836,764
Disposal of SHCC	(3,155,748)

At December 31, 2009	58,745,849
Distribution to shareholders (Note 7)	(58,745,849)

At December 31, 2010	—

11.	Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill and intangible assets with indefinite lives have been allocated to the following CGUs, which are separate entities, respectively, for impairment testing.

•	Shanghai You Shi Advertising Communication Company Limited (“SHYS”)

•	Beijing Radio Alliance Advertising Company Limited (“BRAA”)

•	Beijing Bitauto Internet Information Company Limited (“BBII”)

•	Shanghai Cheng Chen Media Company Limited (“SHCC”)

	December 31, 2009
	SHYS	BRAA	BBII	Total
	RMB	RMB	RMB	RMB

Goodwill	56,408,219	2,337,630	—	58,745,849
Trade name with indefinite useful lives	10,300,000	—	—	10,300,000
Lifetime membership	—	—	1,641,480	1,641,480
BITAUTO trade name	—	—	920,045	920,045

December 31, 2010
BBII
RMB

Lifetime membership	1,641,480
BITAUTO trade name	920,045

On May 31, 2010, the Company distributed cash and net assets of the distributed entities to its shareholders, which included the goodwill (Note 7).

The Group performed annual impairment tests as at December 31, 2009 and 2010 to assess the cash generating units’ respective recoverable amounts. Management concluded that there was no impairment as the recoverable amounts of the cash generating units exceeded their carrying amounts.

The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rates applied to the cash flow projections ranged from 20% to 22% and cash flows beyond the five-year period are extrapolated using growth rates of 3%.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Key assumptions were used in the value in use calculation of each CGU as of December 31, 2009 and 2010. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Budgeted gross margins — The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

Discount rates — The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

12.	Trade and notes receivables

	2009	2010
	RMB	RMB

Trade receivables	205,041,437	225,586,341
Less: Provision for bad debts	(801,613)	(1,243,539)

	204,239,824	224,342,802
Notes receivable	20,560,549	59,369,627

	224,800,373	283,712,429

Trade receivables are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 180 days for certain qualifying long term customers who have met specific credit requirements.

As at December 31, 2010, trade receivables at initial value of RMB1,243,539 (2009: RMB801,613) were impaired and fully provided for. Movements in the provision for individually impaired trade receivables were as follows:

Individually
Impaired
RMB

At January 1, 2009	2,404,384
Charge for the year	2,469,167
Write off	(4,071,938)

At December 31, 2009	801,613
Charge for the year	634,839
Write off	(15,020)
Distribution to shareholders	(177,893)

At December 31, 2010	1,243,539

As at December 31, the ageing analysis of trade and notes receivables was as follows:

		Neither Past Due	Past Due But Not Impaired
	Total	Nor Impaired	<90 Days	90-180 Days	>180 Days
	RMB	RMB	RMB	RMB	RMB

2010	283,712,429	123,859,996	84,901,886	29,580,688	45,369,859
2009	224,800,373	96,839,090	75,853,191	43,075,700	9,032,392

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

13.	Prepayments and other receivables

	2009	2010
	RMB	RMB

Advances to suppliers	15,061,934	13,809,228
Prepaid expenses	342,299	1,274,870
Deposits	8,496,847	3,805,911
Staff advances	6,195,792	7,578,836
Others	6,237,081	7,917,496

	36,333,953	34,386,341

Prepayments and other receivables are unsecured, interest-free and have no fixed terms of repayment.

14.	Cash and cash equivalents

	2009	2010
	RMB	RMB

Cash at bank and on hand	150,595,315	803,140,440

Cash at bank earns interest at floating rates based on daily bank deposit rates.

15.	Issued capital and share premium

Authorized Shares	2009	2010

Ordinary shares of US$0.00004 each	1,227,852,525.0	1,227,852,525.0

Ordinary Shares Issued and Fully Paid	Number of Shares	RMB

At January 1, 2008	10,248,962.5	3,317
Issuance of shares on February 1, 2008 in exchange for issued share capital of Autoworld Media Company Limited	1,028,507.5	296

At December 31, 2008	11,277,470.0	3,613
Issuance of shares on July 14, 2009 in exchange for issued share capital of Autoworld Media Company Limited	771,385.0	211
Issuance of shares on December 31, 2009 in exchange for issued share capital of Autoworld Media Company Limited	294,195.0	81

At December 31, 2009	12,343,050.0	3,905
Options exercised on May 5, 2010	150,000.0	41
Issuance of ordinary shares on November 17, 2010 to public	9,000,000.0	2,394
Automatic conversion of convertible preference shares to ordinary shares upon completion of the IPO	19,760,340.0	5,255

At December 31, 2010	41,253,390.0	11,595

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Share Premium	RMB

At January 1, 2008	303,607
Issuance of shares on February 1, 2008 in exchange for issued share capital of Autoworld Media Company Limited	22,081,622

At December 31, 2008	22,385,229
Issuance of shares on July 14, 2009 in exchange for issued share capital of Autoworld Media Company Limited	16,561,241
Issuance of shares on December 31, 2009 in exchange for issued share capital of Autoworld Media Company Limited	6,918,301

At December 31, 2009	45,864,771
Options exercised on May 5, 2010	1,007,580
Issuance of ordinary shares on November 17, 2010 to public	641,036,115
Automatic conversion of convertible preference shares to ordinary shares upon completion of the IPO	1,718,456,252

At December 31, 2010	2,406,364,718

The Company issued a total of 2,094,087.5 ordinary shares to former shareholders of Autoworld Media Company Limited as part of the consideration for the Autoworld Media Company Limited acquisition. Refer to Note 3 for further discussion. These ordinary shares participate in distributions but do not have voting rights.

Options related to 150,000.0 shares that were granted under the December 31, 2006 Employee Stock Incentive Plan (Note 17) were exercised on May 5, 2010.

The Company issued a total of 9,000,000.0 ordinary shares upon the Company’s initial public offering (“IPO”) on November 17, 2010. The proceeds from the IPO amounted to RMB641,038,509, which were net of transaction costs amounting to RMB26,787,050. Upon completion of the IPO, all of the Series A, B, C, D-1 and D-2 convertible preference shares outstanding automatically converted into ordinary shares, a total of 19,760,340.0 shares.

16.	Basic and diluted earnings per share

Basic earnings per share is computed by dividing profit/(loss) for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Profit/(loss) attributable to ordinary shareholders is calculated using the two class method as the Company has issued shares other than ordinary shares that contractually entitle the holder of such securities to participate in dividends and earnings of the Company. Dividends are calculated for the participating security on undistributed earnings and are a reduction in the profit/(loss) for the year attributable to ordinary shareholders. The Company’s Series A, B, C, D-1 and D-2 preference shares are participating securities with rights to dividends should dividends be declared on ordinary shares. See Note 18.1. The assumed dividends on undistributed earnings are allocated as if the entire profit/(loss) for the year were distributed and are based on the relationship of the weighted average number of ordinary shares outstanding and the weighted average number of ordinary shares outstanding if the preference shares were converted into ordinary shares. Upon completion of the IPO on November 17, 2010, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into ordinary shares (Note 18).

Diluted net income per ordinary share is computed by dividing the profit/(loss) for the year attributable to ordinary shareholders for the period by the weighted average number of ordinary and potential ordinary shares outstanding during the period, if the effect of potential ordinary shares are dilutive. Potential ordinary shares include incremental shares of ordinary shares issuable upon the exercise of employee stock options and the conversion of

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

preference securities. The Company’s potentially dilutive shares have not been included in the computation of diluted profit or loss per ordinary share for periods in which the result would be anti-dilutive.

The following reflects the profit/(loss) and share data used in the basic and diluted earnings per share computations:

	2008	2009	2010
	RMB	RMB	RMB

Continuing operations
Basic profit/(loss) attributable to:
Ordinary shareholders	38,053,518	(2,517,200)	(587,428,206)
Series A Preference Shareholders	12,708,272	(835,497)	(129,214,184)
Series B Preference Shareholders	18,122,468	(1,191,449)	(184,264,225)
Series C Preference Shareholders	15,429,917	(1,014,429)	(156,887,122)
Series D-1 Preference Shareholders	—	(325,072)	(111,890,670)
Series D-2 Preference Shareholders	—	(151,933)	(52,295,681)

Total	84,314,175	(6,035,580)	(1,221,980,088)

Discontinued operations
Basic loss attributable to:
Ordinary shareholders	(21,031,977)	(22,526,340)	(24,665,574)
Series A Preference Shareholders	(7,023,794)	(7,476,834)	(5,425,585)
Series B Preference Shareholders	(10,016,191)	(10,662,242)	(7,737,087)
Series C Preference Shareholders	(8,528,033)	(9,078,097)	(6,587,547)
Series D-1 Preference Shareholders	—	(2,909,058)	(4,698,187)
Series D-2 Preference Shareholders	—	(1,359,641)	(2,195,848)

Total	(46,599,995)	(54,012,212)	(51,309,828)

Basic earnings
Profit/(loss) attributable to:
Ordinary shareholders	17,021,541	(25,043,540)	(612,093,780)
Series A Preference Shareholders	5,684,478	(8,312,331)	(134,639,769)
Series B Preference Shareholders	8,106,277	(11,853,691)	(192,001,312)
Series C Preference Shareholders	6,901,884	(10,092,526)	(163,474,669)
Series D-1 Preference Shareholders	—	(3,234,130)	(116,588,857)
Series D-2 Preference Shareholders	—	(1,511,574)	(54,491,529)

Total	37,714,180	(60,047,792)	(1,273,289,916)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	2008	2009	2010
	RMB	RMB	RMB

Diluted earnings
Profit/(loss) attributable to ordinary shareholders for basic earnings	17,021,541	(25,043,540)	(612,093,780)
Dilutive effect of interest and change in fair value of Series A, Series B and Series C Convertible Preference Shares	(39,547,215)	—	—
Reallocation of earnings allocated to Series A, Series B and Series C Preference Shareholders	46,260,657	—	—

Diluted earnings attributable to ordinary shareholders	23,734,983	(25,043,540)	(612,093,780)

Diluted earnings from continuing operations
Profit/(loss) attributable to ordinary shareholders from continuing operations	38,053,518	(2,517,200)	(587,428,206)
Dilutive effect of interest and change in fair value of Series A, Series B and Series C Convertible Preference Shares	(39,547,215)	—	—
Reallocation of earnings allocated to Series A, Series B and Series C Preference Shareholders	46,260,657	—	—

Diluted earnings attributable to ordinary shareholders from continuing operations	44,766,960	(2,517,200)	(587,428,206)

	2008	2009	2010

Weighted average number of shares
Ordinary shares outstanding as of January 1,	10,248,962.5	11,277,470.0	12,343,050.0
Weighted average number of ordinary shares issued as part of Autoworld Media Company Limited acquisition	1,799,892.5	845,538.0	—
Weighted average number of convertible preference shares automatically converted to ordinary shares	—	—	2,436,206.0
Weighted average number of ordinary shares issued during the year	—	—	1,208,219.0

Weighted average number of ordinary shares outstanding for the period for basic earnings	12,048,855.0	12,123,008.0	15,987,475.0
Dilutive effect of share based compensation	586,378.0	—	—
Dilutive effect of convertible preference shares	14,647,475.0	—	—

Weighted average number of ordinary shares adjusted for the effect of dilution	27,282,708.0	12,123,008.0	15,987,475.0

In relation to the Autoworld Media Company Limited acquisition, the 1,799,892.5 shares above comprises of a closing payment of 1,028,507.5 shares, and the first contingent consideration of 771,385.0 shares, these shares were issued on February 1, 2008 and July 14, 2009, respectively (Note 3). The shares are included in the weighted average number of shares from the date of acquisition, because the Company incorporates into its consolidated statements of comprehensive income Autoworld Media Company Limited’s profits and losses from the acquisition date, on this basis for purposes of determining the weighted average number of shares outstanding, the shares are treated as outstanding from December 19, 2007 in the year ended December 31, 2007, and for the full year in the years ended December 31, 2008 and 2009. For the year ended December 31, 2009, 74,152.5 outstanding shares are

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

included in the weighted average number of ordinary shares, being the weighted average number of shares issued as part of the final contingent payment for the acquisition of Autoworld. These shares are deemed to be outstanding from the date the contingency was resolved, October 1, 2009.

	2008	2009	2010

Weighted average number of shares
Series A preference shares issued at January 1,	4,023,810.0	4,023,810.0	4,023,810.0
Weighted average number of Series A preference shares automatically converted to ordinary shares during the year	—	—	(496,086.0)

Weighted average number of Series A preference shares	4,023,810.0	4,023,810.0	3,527,724.0

Series B preference shares issued at January 1,	5,738,102.5	5,738,102.5	5,738,102.5
Weighted average number of Series B preference shares automatically converted to ordinary shares during the year	—	—	(707,437.0)

Weighted average number of Series B preference shares	5,738,102.5	5,738,102.5	5,030,665.5

Series C preference shares issued at January 1,	4,885,562.5	4,885,562.5	4,885,562.5
Weighted average number of Series C preference shares automatically converted to ordinary shares during the year	—	—	(602,330.0)

Weighted average number of Series C preference shares	4,885,562.5	4,885,562.5	4,283,232.5

Series D-1 preference shares issued at January 1,	—	—	3,484,345
Weighted average number of Series D-1 preference shares issued during the year	—	1,565,568.0	—
Weighted average number of Series D-1 preference shares automatically converted to ordinary shares during the year	—	—	(429,577.0)

Weighted average number of Series D-1 preference shares	—	1,565,568.0	3,054,768.0

Series D-2 preference shares issued at January 1,	—	—	1,628,520.0
Weighted average number of Series D-2 preference shares issued during the year	—	731,718.0	—
Weighted average number of Series D-2 preference shares automatically converted to ordinary shares during the year	—	—	(200,776.0)

Weighted average number of Series D-2 preference shares	—	731,718.0	1,427,744.0

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The following weighted average number of shares result from instruments that could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented:

	2008	2009	2010

Weighted average number of shares
Equity settled share based compensation	—	607,660.0	655,383.0
Series A convertible preference shares	—	4,023,810.0	3,527,724.0
Series B convertible preference shares	—	5,738,102.5	5,030,665.5
Series C convertible preference shares	—	4,885,562.5	4,283,232.5
Series D-1 convertible preference shares	—	1,565,568.0	3,054,768.0
Series D-2 convertible preference shares	—	731,718.0	1,427,744.0
Convertible promissory notes	834,338.0	896,803.0	—

Total	834,338.0	18,449,224.0	17,979,517.0

There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these consolidated financial statements.

To calculate earnings per share amounts for the discontinued operations (Note 7), the weighted average number of ordinary shares for both basic and diluted amounts is as per the table above.

17.	Share-based payments

The expenses recognized for employee services received during the years are shown in the following table:

	2008	2009	2010
	RMB	RMB	RMB

Expense arising from employee stock incentive plan	793,792	292,159	7,509,698

On December 31, 2006, the Company implemented an Employee Stock Incentive Plan (“2006 Plan”) under which the Company has reserved 1,028,512.5 ordinary shares for employees. The Board of Directors of the Company may invite employees of the Group to subscribe for options over the Company’s ordinary shares. Employees must remain in service for a period of three years from the date of grant.

These options have an exercise price of US$0.40 per share. Pursuant to the 2006 Plan, the first 33% of the options would vest 12 months after the grant date, the second 33% of the options would vest 24 months after the grant date, and the remaining 34% of the options would vest 36 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the vesting date and there are no cash settlement alternatives. The Company has not developed a past practice of cash settlement. Options related to 750,000.0 shares were granted to designated employees on December 31, 2006, as determined by the Board of Directors.

According to shareholders resolution and directors’ resolution dated on June 27, 2008, respectively, all options granted to employees of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited and Beijing Carsfun Information Technology Limited, which were disposed of in 2008, vested immediately. Expense of RMB37,551, which would have otherwise been recognized for service received over the remainder of the vesting period, has been recognized in 2008.

On February 8, 2010, the Company implemented an Employee Stock Incentive Plan (“2010 Plan”) under which the Company has reserved 3,089,887.5 ordinary shares for employees. The board of the Company may invite

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

employees of the Company to subscribe for options over the Company’s ordinary shares. Employees must remain in service for a period of four years from the date of grant.

These options have an exercise price of US$3.20 per share. Pursuant to the 2010 Plan, the first 25% of the options would vest 12 months after the grant date, the second 25% of the options would vest 24 months after the grant date, the third 25% of the options would vest 36 months after the grant date and the remaining 25% of the options would vest 48 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the vesting date and there are no cash settlement alternatives. The Company has not developed a past practice of cash settlement. Options related to 2,397,500.0 shares were granted to designated employees on February 8, 2010, as determined by the Board of Directors.

On December 28, 2010, the Company granted options to purchase 278,512.5 ordinary shares under the 2006 Plan and options to purchase 589,487.5 ordinary shares under the 2010 Plan, at an exercise price of US$10.20 per share respectively, to designated employees on that date. Pursuant to the Plans, the options have graded vesting terms, and vest in equal tranches from the grant date over three or four years, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the vesting date and there are no cash settlement alternatives.

On May 5, 2010, options related to 150,000.0 shares that were granted under the December 31, 2006 Employee Stock Incentive Plan were exercised. As of December 31, 2010, certain employees terminated their services with the Company and accordingly, forfeited options related to 12,500.0 shares and options related to 855,000.0 shares granted to them under the 2006 Plan and the 2010 Plan, respectively.

The following shares were outstanding under the Plans during the year:

		2008		2009		2010
		Weighted		Weighted		Weighted
		Average		Average		Average
	2008	Exercise	2009	Exercise	2010	Exercise
	Number	Prices	Number	Prices	Number	Prices
	of Shares	US$/Share	of Shares	US$/Share	of Shares	US$/Share

Outstanding at January 1	750,000.0	0.40	718,750.0	0.40	718,750.0	0.40
Granted during the year	—	—	—	—	3,265,500.0	5.06
Exercised during the year	—	—	—	—	(150,000.0)	0.40
Forfeited during the year	(31,250.0)	0.40	—	—	(867,500.0)	3.16

Outstanding at December 31	718,750.0	0.40	718,750.0	0.40	2,966,750.0	4.72

Exercisable at December 31	507,500.0	0.40	718,750.0	0.40	556,250.0	0.40

The weighted average remaining contractual life for the options outstanding as at December 31, 2010 was 8.78 years (2009: 7.00 years, 2008: 8.00 years).

The fair value of services received in return for options granted is measured by reference to the fair value of options granted. The estimate of the fair values of the options granted on February 8, 2010 and December 28, 2010

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

is measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the Plans on the date of grant:

			December 28, 2010
			Vesting Period		Vesting Period
	February 8, 2010		of 3 Years		of 4 Years

Fair value per share	US$	3.02	US$	10.16	US$	10.16
Exercise price	US$	3.20	US$	10.20	US$	10.20
Risk-free interest rate		3.62%		3.58%		3.58%
Dividend yield		0.00%		0.00%		0.00%
Weighted-average fair value per option granted	US$	3.60	US$	5.08	US$	5.36
Expected volatility		60%		69%		69%

The volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies, for the period before valuation date and with similar span as time to expiration.

18.	Other financial assets and financial liabilities

18.1  Convertible preference shares

The reconciliation of the carrying values of the derivative component and liability component of the Series A, B and C convertible preference shares and reconciliation of the carrying value of the Series D-1 and D-2 convertible preference shares as at December 31, 2009 and 2010 are as follows:

	2009	2010
	RMB	RMB

Derivative component of Series A, B and C convertible preference shares
Opening balance	180,337,756	186,601,049
Changes in fair value of derivative component of convertible preference shares recorded in profit or loss	6,437,250	1,004,876,088
Automatically converted to ordinary shares on November 17, 2010	—	(1,168,692,735)
Foreign exchange reserve	(173,957)	(22,784,402)

Closing balance	186,601,049	—

Liability component of Series A, B and C convertible preference shares
Opening balance	125,512,736	136,209,726
Interest expense recorded in finance costs	10,823,074	9,354,999
Automatically converted to ordinary shares on November 17, 2010	—	(141,823,499)
Foreign exchange reserve	(126,084)	(3,741,226)

Closing balance	136,209,726	—

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	2009	2010
	RMB	RMB

Series D-1 and D-2 convertible preference shares at fair value
Opening balance	—	150,809,121
Series D-1 and D-2 shares issued on July 8, 2009 and July 20, 2009, respectively	124,053,521	—
Changes in fair value of Series D-1 and D-2 convertible preference shares	26,867,920	265,825,816
Automatically converted to ordinary shares on November 17, 2010	—	(407,945,273)
Foreign exchange reserve	(112,320)	(8,689,664)

Closing balance	150,809,121	—

Convertible preference share liability — Total	473,619,896	—

Number of conversion shares at the reporting date (shares)	19,760,340.0	—

All of the outstanding preference shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on November 17, 2010 on a 1:1 basis.

On March 9, 2006, the Company issued 3,250,000.0 zero coupon Series A convertible preference shares with an aggregate principal amount of RMB10,503,480 (US$1,300,000) (the “Series A Convertible Preference Shares”) to third party investors. Together with the issuance of Series A Convertible Preference Shares, the Company issued warrants to the investors to subscribe for 773,810.0 shares of Series A convertible preference shares of the Company at a pre-determined exercise price of US$0.56 per share, and the warrants were exercised on August 14, 2006 with an aggregate principal amount of RMB3,448,680 (US$433,333). The warrants were carried at fair value on the consolidated statement of financial position before they were exercised.

On August 14, 2006 and August 31, 2006, the Company issued 3,244,040.0 and 2,494,062.5 zero coupon Series B convertible preference shares with an aggregate principal amount of RMB42,207,327 and RMB32,495,906 (US$5,408,463 and US$4,158,204) (the “Series B Convertible Preference Shares”) to third party investors, respectively.

On October 24, 2007, the Company issued 4,429,575.0 zero coupon Series C convertible preference shares with an aggregate principal amount of RMB99,342,560 (US$13,600,000) (the “Series C Convertible Preference Shares”) to third party investors. On November 23, 2007, the Company issued an additional 455,987.5 Series C convertible preference shares with an aggregate principal amount of RMB10,226,440 (US$1,400,000) to third party investors.

On July 20, 2009, the Company issued 3,484,345.0 zero coupon Series D-1 convertible preference shares with an aggregate principal amount of RMB81,990,000 (US$12,000,000) (the “Series D-1 Convertible Preference Shares”) to a third party investor.

On July 20, 2009, the holders of the convertible promissory notes converted the convertible promissory notes (Note 18.2) of RMB34,168,000 (US$5,000,000) issued by the Company on June 27, 2008 into 1,628,520.0 shares of Series D-2 convertible preference shares (the “Series D-2 Convertible Preference Shares”).

The conversion price of the convertible preference shares is not fixed and hence it will not result in settlement by the exchange of a fixed amount of cash for a fixed number of the Company’s shares. The Series A, B and C convertible preference shares contract are separated into two components: a derivative component consisting of the

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

conversion option and a liability component consisting of the straight debt element of the preference shares. The conversion options of Series A, B and C convertible preference shares are carried at fair value on the consolidated statement of financial position with any changes in fair value being recognized in profit or loss in the period when the change occurs. The Series D-1 and D-2 convertible preference shares are carried at fair value on the consolidated statement of financial position with any changes in fair value being recognized in profit or loss in the period when the change occurs.

Voting

Each Series A, B, C, D-1 or D-2 convertible preference share carries such number of votes as is equal to the number of votes of ordinary share then issuable upon the conversion of such Series A, B, C or D convertible preference share. The holders of convertible preference shares (“Preference Shareholders”) and the holders of ordinary shares shall vote together and not as a separate class.

Dividends

The Series A, B, C, D-1 and D-2 Preference Shareholders shall be entitled to receive, out of any funds legally available, and when and if declared by the Board of Directors, dividends at the rate and in the amount as the Board of Directors considers appropriate. The dividend is cumulative in nature and all declared but unpaid dividends will be distributed to the Preference Shareholders upon liquidation.

No dividends or other distributions shall be declared, paid or distributed (whether in cash or otherwise) on any ordinary shares or any other classes of shares unless and until a dividend in the like amount and kind has first been declared on the preference shares on an as-if-converted basis and has been paid in full to the Preference Shareholders.

Liquidation

The convertible preference shares rank ahead of the ordinary shares in the event of a liquidation.

If the liquidation event occurs, each holder of convertible preference shares shall be entitled to receive in the order of Series D-1, Series D-2, Series C, Series B and Series A preference share, prior and in preference to any distribution of any of the assets of the Company to the holders of the ordinary shares, the amount of purchase price of their individual shares, plus all declared but unpaid dividends up to and including the date of commencement of the liquidation event. If the assets and funds available are insufficient to permit the full payment, it shall be distributed ratably among the holders of the convertible preference shares.

Conversion

Convertible preference shares are convertible to ordinary shares (i) at the option of the holders; or (ii) automatically upon the closing of an initial public offering; or (iii) automatically in the event that holders of 66.67% or more of the convertible preference shares in issue elect to convert.

The conversion price shall initially equal to the purchase price of applicable convertible preference shares and be subject to adjustment for dividends, splits, subdivisions, combinations, or consolidation of ordinary shares, other distributions, reclassification, exchange and substitution, issuance of additional stock, extension of general offer, winding-up and other adjustment events.

If the Company shall issue any ordinary shares for a consideration per share less than the conversion price in effect on the date and immediately prior to such issue, then, and in each such event unless as otherwise agreed by the holders of the convertible preference shares, the holders of convertible preference shares shall be entitled to receive

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

additional preference shares to ensure the number of shares held by the holders equal to the number of shares that the purchase price would have purchased at such new purchase price.

If the holders of at least a majority of the then outstanding convertible preference shares reasonably determine that an adjustment should be made to the conversion price, the Company shall request such firm of internationally recognized independent accountants jointly selected by the Company and such holders, acting as experts, to determine as soon as practicable what adjustment (if any) to the conversion price is fair and reasonable to take account thereof and the date on which such adjustment should take effect, and upon such determination such adjustment (if any) shall be made and shall take effect in accordance with such determination, the costs, fees and expenses of the accountants selected shall be borne by the Company.

On November 17, 2010, all of the outstanding convertible preference shares were simultaneously converted into 19,760,340.0 ordinary shares upon completion of the Company’s IPO.

Redemption and repurchase of shares

The holder of convertible preference shares had the right at any time and from time to time commencing from July 8, 2013, if there is no initial public offering or trade sale, to require and demand the Company to redeem all (but not part) of its convertible preference shares, and the Company shall redeem all (but not part) of the holder’s convertible preference shares, and the Company shall redeem all of such holder’s convertible preference shares within 90 days from the date of the redemption notice given to the Company.

The initial redemption prices for convertible preference shares are the sum of its subscription price and declared but unpaid dividend up to and including the redemption date.

18.2  Convertible promissory notes

On June 27, 2008, the Company issued zero coupon convertible promissory notes with an aggregate principal amount of RMB34,264,500 (US$5,000,000) (the “Notes”) to third party investors (individually the “Holder”).

The Notes were convertible into convertible preference shares. Hence the Notes will not result in settlement by the exchange of a fixed amount of cash for a fixed number of the Company’s shares. In accordance with the requirements of IAS 39, Financial Instruments — Recognition and Measurement, the conversion feature and redemption feature of the Notes are accounted as a compound instrument. The host debt contract net of the derivatives (conversion feature and redemption feature) is considered an equity instrument and has no value. The conversion feature and redemption feature are carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs.

The reconciliation of the carrying values of the convertible promissory notes as at December 31, 2009 is as follows:

2009
RMB

Opening balance	42,743,588
Changes in fair value recorded in profit or loss	(680,067)
Converted to Series D-2 convertible preference shares on July 20, 2009	(42,063,521)

Closing balance	—

On July 20, 2009, in conjunction with the modification, all of the Notes were simultaneously converted into 1,628,520.0 Series D-2 convertible preference shares.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The fair value of the conversion feature and redemption feature was effectively the fair value of the Notes and was calculated using the binomial model with the following major inputs used in the model as follows:

July 20,
2009
US$

Total fair value of equity	87,466,000
Expected volatility	71.37%
Dividend yield	0.00%
Risk-free rate	0.23%
Expected life	0.1

Any changes in the major inputs into the model would have resulted in changes in the fair value of the Notes. Refer to Note 18.4. The aggregate changes in the fair value of the Notes from issuance date, June 27, 2008, to December 31, 2008 and January 1, 2009 to the conversion date was RMB(8,708,905) and RMB680,067, which has been recorded as the “Changes in fair value of convertible promissory notes” in the consolidated statements of comprehensive income for the year ended December 31, 2008 and 2009. The aggregate changes in the fair value of the Notes were unrealized as of December 31, 2008.

18.3  Interest-bearing borrowing

	2009	2010
	RMB	RMB

Interest-bearing borrowing	—	20,000,000

On April 30, 2010, the Group entered into a RMB30,000,000 revolving line of credit agreement available until April 29, 2011 with China Merchant Bank. Amounts drawn down bear interest at the prevailing People’s Bank of China (“PBOC”) benchmark rate for a one-year loan on the date drawn. The Group’s interest rate on this interest-bearing borrowing was 5.31% per annum. Amounts drawn down as at December 31, 2010 was RMB20,000,000, and there are no commitment fees associated with the unused portion of the line of credit. The revolving line of credit is wholly guaranteed by Beijing Zhong Guan Cun High Technology Guarantee Company Limited, which is a professional guarantee institute that provides guarantees to high-tech enterprises, which is mainly funded by the PRC government. The Company paid a fee of RMB264,000 for the guarantee, of which was recorded in interest expense.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

18.4  Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	December 31, 2009		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	RMB	RMB	RMB	RMB

Financial assets
Trade and notes receivables	224,800,373	224,800,373	283,712,429	283,712,429
Other receivables and due from related parties	51,733,067	51,733,067	46,266,265	46,266,265
Cash and cash equivalents	150,595,315	150,595,315	803,140,440	803,140,440

Total	427,128,755	427,128,755	1,133,119,134	1,133,119,134

Financial liabilities
Derivative component of Series A, B and C convertible preference shares	186,601,049	186,601,049	—	—
Liability component of Series A, B and C convertible preference shares	136,209,726	111,388,427	—	—
Series D-1 and D-2 convertible preference shares	150,809,121	150,809,121	—	—
Trade payables	152,273,917	152,273,917	200,720,634	200,720,634
Other payables, advances from customers, due to related parties	18,527,916	18,527,916	42,827,947	42,827,947
Interest-bearing borrowing	—	—	20,000,000	20,000,000

Total	644,421,729	619,600,430	263,548,581	263,548,581

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, trade and notes receivables, other receivables, trade payables and other payables approximate their carrying amounts largely due to the short-term maturity of these instruments.

The fair value of the derivative component of the convertible preference shares was calculated using the binomial model with the major inputs used in the model as follows:

	December 31, 2009

Total fair value of equity	US$	95,418,000
Expected volatility		61.9%
Dividend yield		0.00%
Risk-free rate		2.80%
Expected life		3.5

Any changes in the major inputs into the model will result in changes in the fair value of the derivative component. The aggregate changes in the fair value of the conversion option of Series A, B and C convertible

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

preference shares, and the fair value of Series D-1 and D-2 convertible preference shares during the years ended December 31, 2008, 2009 and 2010 were RMB50,294,966, RMB(33,305,170) and RMB(1,270,701,904), respectively, which have been recorded as the “Changes in fair value of derivative component of convertible preference shares” in the consolidated statement of comprehensive income. The aggregate changes in the fair value of the above instruments were unrealized as of December 31, 2009.

The initial carrying value of the liability component of convertible preference shares is the residual amount after separating the fair value of the derivative component. It is subsequently measured at amortized cost. Interest expense is calculated using the effective interest method by applying the effective interest rates ranging from 2.85% to 12.66% to the adjusted liability component.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2009, the Company held the following financial instruments measured at fair value:

	December 31, 2009
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB

Derivative component of convertible preference shares — Series A, B and C	186,601,049	—	—	186,601,049
Convertible preference shares — Series D-1 and D-2	150,809,121	—	—	150,809,121

	337,410,170	—	—	337,410,170

For the year ended December 31, 2009 and 2010, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The derivative component of the Series A, B and C convertible preference shares, the Series D-1 and D-2 preference shares and the convertible promissory notes are measured at fair value. The fair value of these instruments has been estimated using a discounted cash flow model. The valuation requires management to make certain assumptions about the model inputs as detailed above. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these instruments. Management has determined that the potential effect of using reasonably possible alternatives as inputs to the valuation model would reduce the fair value by RMB10,799,756 using less favourable assumptions and increase the fair value by RMB11,921,693 using more favourable assumptions.

Upon completion of the IPO on November 17, 2010, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into ordinary shares. Accordingly, as at December 31, 2010, the Company held no financial instrument measured at fair value.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

19.  Trade payables

	2009	2010
	RMB	RMB

Trade payables	152,273,917	200,720,634

Trade payables are non-interest-bearing and are normally settled under the terms of 120 to 150 days.

20.  Other payables and accruals

	2009	2010
	RMB	RMB

Accrued payroll	16,430,256	16,087,374
Welfare and social insurance	4,824,064	4,860,665
Accrued expenses	12,014,870	13,014,743
Advances from customers	9,276,557	31,188,928
Other payables	3,590,027	6,154,268
Other tax payables	26,593,978	33,741,327

	72,729,752	105,047,305

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days.

21.  Related party disclosures

The Group distributed the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited, and Beijing Carsfun Information Technology Limited to its ordinary shareholders during the year ended December 31, 2008. On May 31, 2010, the Group distributed cash and the net assets of the distributed entities to its shareholders. Refer to Note 7 for further discussion.

The following table summarizes the related party transactions for years ended December 31, 2008, 2009 and 2010:

	2008	2009	2010
	RMB	RMB	RMB

Services purchased from entities which are affiliates of key management personnel
— Beijing Easy Auto Reach Media Company Limited	870,000	1,560,000	2,520,000

Services provided to entities which are affiliates of key management personnel
— Beijing Easycar Interactive Information Technology Co., Ltd	—	—	2,050,000
— Beijing Le Jia Yi Ye Culture Media Company Limited	—	—	2,520,203

	—	—	4,570,203

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

	2008	2009	2010
	RMB	RMB	RMB

Disposal of SHCC to an entity with common shareholders of the Company
— Autoworld Media Company Limited (Note 7)	—	350,000	—

The following table summarizes the related party balances as at December 31, 2009 and 2010:

	2009	2010
	RMB	RMB

Amounts due from key management personnel	7,436,558	—
Amounts due from entities which are affiliates of key management personnel	8,304,855	13,154,794

Total amounts due from related parties	15,741,413	13,154,794

	2009	2010
	RMB	RMB

Amounts due to entities which are affiliates of key management personnel	5,661,332	5,484,751

Total amounts due to related parties	5,661,332	5,484,751

The above balances are unsecured, interest-free and have no fixed terms of repayment.

For the year ended December 31, 2009 and 2010, the Group did not make any provision for doubtful debts relating to amounts owed by related parties. The assessment of doubtful debt provision is undertaken each financial year through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	2008	2009	2010
	RMB	RMB	RMB

Wages and salaries	1,282,953	2,486,927	2,864,900
Post-employment benefits	107,154	251,511	276,958
Share-based payments	168,993	66,514	3,327,811

Total compensation paid to key management personnel	1,559,100	2,804,952	6,469,669

22.	Commitments and contingencies

Operating lease commitments — Group as lessee

The Group has entered into operating leases on certain office premises. These leases have an average life of between 2 and 5 years. There are no restrictions placed upon the Group by entering into these leases.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments under non-cancelable operating leases as at December 31 are as follows:

	2009	2010
	RMB	RMB

Within one year	14,216,668	13,553,603
After one year but not more than five years	12,952,906	27,963,217

	27,169,574	41,516,820

Legal Proceedings

The Group may from time to time be subject to various legal or administrative proceedings, either as plaintiff or defendant, arising in the ordinary course of the Group’s business. The Group is not currently a party to, nor is aware of, any legal proceeding, investigation or claim that, in the view of the management, is likely to materially and adversely affect the Group’s business, financial condition or results of operations.

23.  Financial risk management objectives and policies

The Group is exposed to interest rate risk, foreign currency risk, liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks and they are summarized below.

(i)  Interest rate risk

The Group’s earnings are affected by changes in interest rates due to the impact of such changes on interest income and expense from interest-bearing financial assets and liabilities. The Group’s interest-bearing financial assets comprised primarily of cash deposits at floating rates based on daily bank deposit rates, and the Group had RMB20 million interest-bearing borrowing as of December 31, 2010. The interest expense incurred for the year ended December 31, 2010 was RMB992,650 (2009 and 2008: nil). A hypothetical 1% increase in annual interest rates would increase interest expense by RMB200,000 based on the interest bearing borrowing balance at December 31, 2010.

For the year ended December 31, 2010, the interest income from cash deposits was approximately RMB618,258 (2009: RMB372,785; 2008: RMB636,446). A hypothetical 1% increase in annual interest rates would increase interest income by RMB8,031,404 based on the cash and cash equivalents balance at December 31, 2010.

(ii)  Foreign currency risk

Bitauto HK’s deposits are held in RMB, whereas their functional currency is US$. The Group’s consolidated statement of comprehensive income can be affected to a certain extent by movements in the RMB/US$ exchange rate.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

The following table demonstrates the sensitivity to a reasonably possible change in the RMB exchange rate, with all other variables held constant, of the Company’s income.

	Increase/Decrease	Effect on	Effect on
	in US$ Rate	Income Statement	Income Statement
		US$	RMB

2010	+5.00%	(3,374,065)	(23,346,846)
	−5.00%	3,729,230	23,346,846
2009	+5.00%	—	—
	−5.00%	—	—

(iii)	Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool.

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of interest-bearing borrowing and other liabilities. The Group’s policy is that not more than 30% of liabilities should mature in the next 12-month period. 100.0% of the Group’s liabilities would mature in less than one year at December 31, 2010 (2009: 26.5%) based on the carrying value of borrowings reflected in the consolidated financial statements.

The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

Year Ended		Less Than	3 to 12
December 31, 2009	On Demand	3 Months	Months	1 to 5 Years	Total
	RMB	RMB	RMB	RMB	RMB

Convertible preference shares	—	—	—	473,619,896	473,619,896
Trade payables	78,787,981	29,317,648	44,168,288	—	152,273,917
Other payables, advances from customers, and due to related parties	18,527,916	—	—	—	18,527,916

Total	97,315,897	29,317,648	44,168,288	473,619,896	644,421,729

Year Ended		Less Than	3 to 12	1 to 5
December 31, 2010	On Demand	3 Months	Months	Years	Total
	RMB	RMB	RMB	RMB	RMB

Trade payables	47,015,536	75,326,038	78,379,060	—	200,720,634
Other payables, advances from customers, and due to related parties	42,827,947	—	—	—	42,827,947
Interest-bearing borrowing	—	—	20,000,000	—	20,000,000

Total	89,843,483	75,326,038	98,379,060	—	263,548,581

(iv)  Credit risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms, ranging between 120 to 180 days to particular automaker customers

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

after applying strict credit requirements based on the Group’s credit policy. These automaker customers are major, long-standing customers and are mostly joint venture entities between PRC state-owned enterprises and international automakers. The related PRC state-owned enterprises have access to funds from the PRC government and thus do not represent substantial credit risks. However, with their influence in the automotive industry in China, these customers are able to demand longer payment terms to their suppliers, such as the Group. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of customers. The Group does not have a significant exposure to any individual debtors.

Credit risk from balances with banks and financial institutions is managed by Group’s treasury in accordance with the Group’s policy. As of December 31, 2009 and 2010, substantially all of the Group’s cash and cash equivalents and short-term floating rate time deposits were held by reputable Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group continues to monitor the financial strength of these financial institutions. The Group’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2009 and 2010 is the carrying amounts as illustrated in Note 18. The Group’s maximum exposure for financial instruments is noted in Note 18 and in the liquidity table above.

(v)  Fair values

Financial assets of the Group mainly include cash and cash equivalents, trade and notes receivables and other receivables. Financial liabilities of the Group mainly include trade payables, other payables, interest-bearing borrowing, convertible preference shares and convertible promissory notes.

The carrying amounts of the Series A, B and C convertible preference shares, convertible promissory notes and the Series D-1 and D-2 convertible preference shares approximate their fair values at December 31, 2008 and 2009. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Refer to Note 18.4 for further information on fair value.

(vi)	Capital management

The primary objective of the Group’s capital management is to achieve a healthy capital ratio in order to support the current and future growth of the Group’s business and to maximize shareholder value.

Capital includes equity attributable to the ordinary shareholders. In prior periods, the Company was not able to secure traditional forms of financing, such as long-term bank borrowings on favorable terms, given that the Company has had a relatively short operating history. In order to fund its growth and working capital requirements,

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

the Company issued convertible preference shares in 2006, 2007, and 2009, and convertible promissory notes in 2008 (collectively referred to as “convertible instruments”). The convertible instruments include clauses that provide the holders with significant benefits including liquidation preference, participation in earnings and conversion options. Upon completion of the IPO on November 17, 2010, the Company raised RMB641,038,509 in net proceeds, and the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into ordinary shares (Note 18). To maintain or adjust its capital structure, the Group may change its current dividend policy, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2010.

24.  Operating segment information

For management purposes, the Group is organized into business units based on their services and has three reportable operating segments as follows:

•	The bitauto.com business segment comprises of advertising activities, and dealer subscription services targeted to the new car automobile market.

•	The ucar.cn business segment comprises of advertising activities, and dealer listing services targeted to the used automobile market.

•	The digital marketing solutions segment comprises of advertising activities, and advertising agent services.

Although the ucar.cn business segment does not meet any of the qualitative thresholds to be considered a reportable segment and meets the criteria to be aggregated with the bitauto.com business operating segment, management believes that information about this segment would be useful to users of the consolidated financial statements as the potential revenue from this segment is expected to exceed 10% of the Group’s total revenue in future periods. Accordingly, management disclosed the ucar.cn business segment as a separate reportable segment.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on profit or loss and is measured consistently with profit or loss in the consolidated financial statements.

The Group’s business is primarily carried out in the PRC, on this basis no geographic segment information is disclosed.

There are no intercompany transactions between the operating segments that have an effect on profit or loss before eliminations. The Group does not allocate operating, non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is gross profit. A reconciliation of gross profit to loss before tax from continuing operations is presented in the statements of comprehensive income.

			Digital
Year Ended,	bitauto.com	ucar.cn	marketing
December 31, 2008	business	business	solutions	Total

Continuing operations
Revenue	133,446,200	7,297,180	98,234,181	238,977,561
Cost of revenue	(37,643,274)	(14,701,613)	(21,879,086)	(74,223,973)

Gross profit	95,802,926	(7,404,433)	76,355,095	164,753,588

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in Renminbi (“RMB”) except for number of shares)

			Digital
Year Ended,	bitauto.com	ucar.cn	marketing
December 31, 2009	business	business	solutions	Total

Continuing operations
Revenue	159,288,147	12,224,150	121,800,764	293,313,061
Cost of revenue	(57,733,780)	(16,717,186)	(31,295,320)	(105,746,286)

Gross profit	101,554,367	(4,493,036)	90,505,444	187,566,775

			Digital
Year Ended,	bitauto.com	ucar.cn	marketing
December 31, 2010	business	business	solutions	Total

Continuing operations
Revenue	291,127,962	19,013,034	147,964,046	458,105,042
Cost of revenue	(79,790,465)	(27,475,242)	(41,435,009)	(148,700,716)

Gross profit	211,337,497	(8,462,208)	106,529,037	309,404,326

For the years ended December 31, 2008, 2009 and 2010, revenue from one customer amounted to RMB49,788,615, RMB62,914,482 and RMB74,614,327, respectively, arising from sales by both the bitauto.com business segment and digital marketing solutions segment.

25.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorized for issue by the Board of Directors on May 10, 2011.