Form 20-F
period 2011-12-31
BITAUTO HOLDINGS LTD
filed 2012-04-26
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

Xuan Zhang

Chief Financial Officer

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Tel: (86-10) 6849-2345

Email: ir@bitauto.com

Fax: (86 10) 6849-2200

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing one ordinary share Ordinary shares, par value US$0.00004 per share*	New York Stock Exchange

* Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None (Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 41,640,890 ordinary shares, par value US$0.00004 per share, as of December 31, 2011.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” and “Bitauto” refer to Bitauto Holdings Limited, a Cayman Islands company, its subsidiaries and special purpose entities, or SPEs;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“IFRS” refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•

“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00004 per share, and “preference shares” refers to our Series A preference shares, Series B preference shares, Series C preference shares, Series D-1 preference shares and Series D-2 preference shares, par value US$0.00004 per share, all of which were automatically converted into our ordinary shares upon the completion of our initial public offering in November 2010.

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2939 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rates” on page 4 of this annual report.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future development, financial positions and results of operations;

•	the expected growth of the automotive industry and Internet marketing industry in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	competition in the automotive industry and Internet marketing industry;

•	PRC governmental policies and regulations relating to the automotive industry and Internet marketing industry; and

•	general economic and business conditions, particularly in China.

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

Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and our selected consolidated statements of financial position data as of December 31, 2008, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements. The selected consolidated statements of comprehensive income data and the selected consolidated statements of financial position data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with IFRS. Our consolidated financial statements for the years ended December 31, 2009, 2010 and 2011 are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Consolidated Statements of Comprehensive Income Data
Continuing Operations
Revenue	127,699	238,978	293,313	458,105	669,954	106,445
Cost of revenue	(44,502)	(74,224)	(105,746)	(148,701)	(213,770)	(33,965)

Gross profit	83,197	164,754	187,567	309,404	456,184	72,480
Selling and administrative expenses(1)	(67,589)	(99,951)	(125,268)	(212,002)	(347,734)	(55,249)
Product development expenses	(4,644)	(14,437)	(17,090)	(29,778)	(36,635)	(5,821)

Operating profit	10,964	50,366	45,209	67,624	71,815	11,410
Other income	1,933	4,180	595	5,358	24,840	3,947
Other expenses	(43)	(1,267)	(1,168)	(1,346)	(2,372)	(377)
Changes in fair value of derivative component of convertible preference shares	(155,202)	50,295	(33,305)	(1,270,702)	—	—
Changes in fair value of convertible promissory notes	—	(8,709)	680	—	—	—
Interest income	743	636	373	618	3,963	630
Interest expense	—	—	—	(993)	(1,238)	(197)
Finance costs on convertible preference shares	(4,252)	(10,748)	(14,917)	(9,355)	—	—
Share of loss of an associate	—	—	—	—	(77)	(12)

(Loss)/profit before tax from continuing operations	(145,857)	84,753	(2,533)	(1,208,796)	96,931	15,401
Income tax expense	(127)	(439)	(3,503)	(13,185)	(9,758)	(1,550)

(Loss)/profit from continuing operations	(145,984)	84,314	(6,036)	(1,221,981)	87,173	13,851

(Loss)/profit for the year(2)	(174,416)	36,416	(60,348)	(1,273,291)	87,173	13,851
Total comprehensive (loss)/income(3)	(164,395)	54,742	(60,150)	(1,247,878)	58,696	9,326

(Loss)/profit per share from continuing operations attributable to ordinary shareholders
Basic	(6.86)	3.16	(0.21)	(36.74)	2.11	0.34
Diluted	(6.86)	1.64	(0.21)	(36.74)	2.06	0.33
(Loss)/profit per share attributable to ordinary shareholders
Basic	(8.21)	1.41	(2.07)	(38.29)	2.11	0.34
Diluted	(8.21)	0.87	(2.07)	(38.29)	2.06	0.33
Weighted average number of ordinary shares outstanding used in (loss)/profit per share calculation
Basic	10,633,323	12,048,855	12,123,008	15,987,475	41,233,110
Diluted	10,633,323	27,282,708	12,123,008	15,987,475	42,408,833

(1)

Including share-based payments of RMB2.1 million, RMB0.8 million, RMB0.3 million, RMB7.5 million and RMB18.7 million (US$3.0 million) in 2007, 2008, 2009, 2010 and 2011, respectively. Also including non-capitalized initial public offering expenses of RMB4.8 million in 2010.

(2)	Including (loss)/profit for the year from continuing operations and loss after tax for the year from discontinued operations.
(3)	Including (loss)/profit for the year and foreign currency exchange difference.

The following table sets forth our selected consolidated statements of financial position as of December 31, 2008, 2009, 2010 and 2011.

	As of December 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Consolidated Statements of Financial Position Data
Assets
Current assets	276,312	429,761	1,137,963	1,159,200	184,178
Non-current assets	90,163	103,105	37,733	142,120	22,581

Total assets	366,475	532,866	1,175,696	1,301,320	206,759

Liabilities
Current liabilities	154,620	249,735	352,283	405,760	64,469
Non-current liabilities:
Convertible preference shares	305,850	473,620	—	—	—
Total non-current liabilities	353,083	477,299	—	9,698	1,541

Total liabilities	507,703	727,034	352,283	415,458	66,010

Total equity	(141,228)	(194,168)	823,413	885,862	140,749

Total liabilities and equity	366,475	532,866	1,175,696	1,301,320	206,759

Exchange Rate Information

We conduct substantially all of our operations in China. A substantial portion of our sales and our costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of Renminbi into the U.S. dollar are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2939 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4633	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

With respect to our dealer customers, the manner in which we deliver our services is relatively new in China. Our Easypass platform, designed for dealers of new automobiles, is based on a service distribution model through which we deliver a package of software applications over the Internet to the subscribers of our new automobile dealer services. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our taoche.com (formerly ucar.cn) website and our partner websites through our Transtar platform, which is similar to our Easypass platform but is focused on used car listings. These platforms are Internet-based and offer a package of software applications that enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. This differs from the traditional licensing arrangements for software applications. Furthermore, Easypass and Transtar platforms enable our dealer customers to publish their automobile listing and promotional information simultaneously on our websites and our partner websites. We typically pay a fixed fee to our partner websites for space on their websites in order to extend our automotive content’s reach and to attract dealers to subscribe to our Easypass and Transtar services. If our service delivery model for dealers cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

Failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

We believe the importance of brand recognition will increase as the number of Internet users in China grows. If we fail to effectively enhance our brand recognition, we may not be able to attract new advertising business to our own websites. Furthermore, for our websites to be successful, we need to attract visitors to our websites on a regular basis by providing automobile and other relevant information. We may need to offer news, reports, reviews and specifications on substantially all automobile models available in China even though the manufacturers of some automobiles do not use any of our Internet marketing services. If such free offerings fail to attract enough visitors to our websites, we may not be able to generate sufficient revenues to pay for these offerings, which could materially and adversely affect our financial position and results of operations.

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

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partner websites by expending significant time and resources, including participating in trade shows and other branding events. In June 2011, we entered an agreement with Baidu, Inc., the leading Chinese language Internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform. Pursuant to the year-long agreement, effective from June 1, 2011, we provide selected auto-related content, including auto listings, pictures, reviews, and dealer information to enhance Baidu’s Aladdin-enabled search research results, which include real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu agreed to exclusively display relevant content provided by us in the Aladdin-enabled section of the search results page. Our branding efforts in 2011, including the Baidu-Bitauto cooperation arrangement, had a positive impact on our brand awareness with noticeable increases in traffic to our bitauto.com website.

While we plan to continue to enhance our brand recognition, we may not always be able to achieve our expected results or do so in a short period of time. If this happens, our business prospects, financial condition and results of operations may be materially adversely affected.

A limited number of automakers have contributed to a significant portion of our revenues, and if we are unable to maintain these key relationships or establish new relationships with additional automakers, our results of operations would be materially and adversely affected.

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and taoche.com websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business segment and the large size of their contracts with us. In 2009, 2010 and 2011, revenues from the top three customers in each period accounted for approximately 28.9%, 23.5% and 18.1%, respectively, of our total revenues from continuing operations. In particular, our largest customer, FAW Mazda Motor Sales Co., Ltd., or FAW Mazda, a China-based joint venture automaker, accounted for 21.4%, 16.3% and 10.2% of our total revenues from continuing operations in 2009, 2010 and 2011, respectively. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from media vendors calculated as a percentage of qualifying payments for the advertising space purchased and utilized by our automaker customers. See “—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

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

An important part of our digital marketing solutions business is to place advertisements on other websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of qualifying payments for advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2009, 2010 and 2011, income from performance-based rebates accounted for 20.8%, 17.8% and 11.6%, respectively, of our total revenues from continuing operations. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. In this scenario, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could materially and adversely affect our financial condition and results of operations.

Our strategy to grow our used automobile-related business through our taoche.com (formerly ucar.cn) business, may not succeed.

One of our growth strategies is to continue investing in our used automobile business through our taoche.com website, which is currently a relatively small portion of our operations and for which we incurred a gross loss of RMB4.5 million, RMB8.5 million and RMB9.5 million (US$1.5 million) in 2009, 2010 and 2011, respectively, primarily due to increases in cost of revenues. In the past few years, automobile purchases by general consumers have experienced rapid growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of a used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if a used automobile market does develop, we cannot predict whether there will be a similar market on the Internet and whether our taoche.com website will be poised to capture any of the growth. Our investment in the used automobile business may not prove profitable if the online market for used automobile information fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our bitauto.com business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as radio, television, newspapers, and magazines, we still compete with them for clients and advertising revenues. Competition with portals and automotive vertical websites is primarily centered on website traffic and brand recognition among general Internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the Internet advertising business is relatively low, new competitors, such as social networking websites and Internet video websites, may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. Some competitors of our automobile advertising services have greater financial and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. With respect to our new automobile dealer subscription services, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic. We believe our large dealer customer base and innovative Easypass automobile marketing and CRM platform have put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

Our used automobile business, currently operated through our taoche.com website, faces competitions from other used automobile websites, such as 51auto.com and hx2car.com, as well as other portals and media that publish used automobile information. The parameters of competition are similar to those of our bitauto.com business, except that the competition for our taoche.com business is more focused on used automobile inventory and market penetration among dealers. Furthermore, the used automobile market is still in an early stage of development and we expect more competitors will join the market in the future.

For our digital marketing solutions business, we compete with other Internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising and Beijing Catch Stone Advertising. Most of these competitors do not focus only on the automotive industry, but also provide online marketing services to clients in other industries and may have greater resources and established reputation. As a result, these companies may be able to respond more quickly to changes in customer demands or to devote greater resources to the development, promotion and sale of their products and services than we can. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with other media vendors, the quality, breadth, prices and effectiveness of services. Competition could affect our market share, pricing, and cost structure. We cannot assure you that we will continue to compete effectively with our existing competitors, maintain our current fee arrangements, or compete effectively with new competitors in the future.

If we are unable to compete effectively and successfully at reasonable costs against our existing and future competitors in any of our business segments, our business prospects, financial condition and results of operations may be materially and adversely affected.

We may not be able to maintain good cooperative relationships with our partner websites on reasonable terms, which could materially harm our business and results of operations.

To broaden our automotive content’s consumer reach, we not only place listings by our dealer customers on our automotive vertical websites, bitauto.com and taoche.com, but also on 71 partner websites as of December 31, 2011, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online and social networking websites, such as Renren and Kaixin. We typically pay a fixed fee to our partner websites for their advertising resources. Our partner websites may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partner websites may choose to partner with our competitors or decide to develop an automobile listing and dealer information database by themselves. If we are unable to partner with all or most of major portals on reasonable terms, we may experience a reduction in the number of dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material changes to our relationship, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

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

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In early 2009, the PRC government lowered the purchase tax on passenger automobiles with 1.6 liter or smaller engine from 10% to 5% and introduced a trade-in subsidy on used automobiles with lower emission standards ranging from RMB3,000 to RMB6,000, leading to a 46% increase in passenger automobile sales in 2009. The purchase-tax for automobiles with 1.6-liter or smaller engines was adjusted to 7.5% in 2010 but was increased to 10% on January 1, 2011. In the face of concerns about a significant slowdown in automobile sales in 2010, the PRC government announced a plan to provide a subsidy of RMB3,000 per automobile for purchases of certain fuel-efficient automobiles with 1.6-liter or smaller engines. More recently, government subsidies to promote automobile sales are being phased out. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed declines, our revenues may fluctuate and our results of operations may be materially and adversely affected.

In order to control traffic and reduce the number of automobiles in Beijing, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The implementing rules were amended in December 2011 and came into effect in January 2012. It is believed that these regulations may have already affected automobile sales in Beijing, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. After experiencing brief disruptions caused by the United States financial crisis, the Chinese economy has rebounded since early 2009 partly due to a sharp rise in the volume of bank loans as part of China’s response to the global economic crisis. The European sovereign debt crisis has escalated since 2011 and it is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions, and it is impossible to predict how the Chinese economy would develop in the future and whether it might experience any financial crisis in a manner and scale similar to that in the United States.

Nonetheless, any slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

In addition, an economic downturn may reduce the number of automakers and dealers in China and decrease the demand for our services. We depend on automakers and dealers for business. Continued economic growth in China expanded the network of automakers and dealers, which is the primary source of our customers. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and started offering new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of dealers. By contrast, negative economic trends could lead to consolidations among automakers and dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and dealers have used our products or services, consolidations may result in purchase cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations.

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

As of December 31, 2011, our trade receivables and our trade payables were RMB433.8 million (US$68.9 million) and RMB201.1 million (US$32.0 million), respectively. Of these receivables and payables, RMB156.2 million (US$24.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any significant collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

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

As of December 31, 2011, we had sales and service representatives located in 92 cities across China and plan to expand our operations to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are invariably localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

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

As of March 31, 2012, our principal shareholders, directors and executive officers beneficially own approximately 63.9% of our outstanding ordinary shares. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with your interests as our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. Corporate actions may be taken even if they are opposed by you and our other shareholders. This could deprive you and our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Automakers are periodically subject to product recalls. These product recalls interrupted the normal business operation of automakers, its joint ventures and its dealers in China. From time to time, our customers experience product recalls, the scale of which varies from customer to customer. It is difficult to determine the impact product recalls might have on our business and revenues, but we expect that our revenues may decrease if Chinese consumers stop or reduce purchasing automobiles made by the recalling automakers or automakers and their dealers suspend or decrease using our services. If any of our customers experience product recalls in the future, our business, financial condition and results of operations could be adversely affected.

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

We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but may not be able to register such marks, or register them within the category we seek. As of March 31, 2012, our “ ” and “ ” trademark was registered under some categories, but not under all categories we applied for. We are aware that Shenzhen Lianhe Licheng Technology Development Company Limited registered “ ” with the PRC Trademark Office in 2006 under a category different from ours. We are also aware that marks that bear similarities to “ ” in writing or in pronunciation (such as “ ” and “ ”) have been registered in a number of categories by third parties unrelated to us. Similar trademarks could cause confusion among consumers or divert business opportunities from us, which could materially and adversely affect our business and results of operations.

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

We have experienced rapid growth in the past few years. Our revenues have increased from RMB127.7 million in 2007 to RMB670.0 million (US$106.4 million) in 2011. Our sales and service representative network has expanded to 92 cities as of December 31, 2011. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in later 2011, we acquired 100% equity interest in Beijing Bitcar Interactive Information Technology Co., Ltd., or Bitcar, a provider of mobile Internet digital enabled sales assistant tools for the automotive industry in China. Acquisitions and investments involve numerous risks, including:

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	difficulties in, and the cost of, integrating operations, technologies, services and personnel;

•	potential write-offs of acquired assets or investments; and

•	Downward effect on our operating results.

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

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2011, we have operations in 57 cities and sales and service representatives located in 92 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

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

The audit reports included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the US Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the

PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements, which may have an material adverse effect on our ADS price.

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

PRC law currently limits foreign ownership of companies that provide Internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other Internet information services, such as Internet advertising. Also, PRC laws and regulations do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China. We are a Cayman Islands company and foreign legal person under PRC law. Accordingly, neither we nor our wholly foreign-invested PRC subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, is currently eligible to apply for the required licenses for providing Internet content services or advertising services in China.

As such, we conduct our business through contractual arrangements with our SPEs in China, that is, our Internet content business through BBIT, and our Internet advertising business through CIG and BEAM, and subsidiaries of BBIT and CIG. Each of the SPEs is currently owned by individual shareholders who are PRC citizens and holds the requisite licenses or permits to provide Internet content or advertising services in China. Their shareholders are set forth in “Item 4. Information on the Company—C. Organizational Structure.” BBIT holds licenses and permits required to operate our Internet content business and each of CIG and BEAM holds the licenses for our Internet advertising business. They all entered into a series of contractual arrangements with BBII but directly operate our businesses in China. We have been and are expected to continue to be dependent on SPEs to operate our businesses. We do not have any equity interest in any of the SPEs but substantially control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Item 7.B Related Party Transactions—Contractual Arrangements with our PRC Special Purpose Entities and Their Shareholders.”

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

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with SPEs. We have also been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the SPEs) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business and value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations. Various media sources have recently reported that the China Securities Regulatory Commission, or the CSRC, prepared a report proposing preapproval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures would be adopted or what they would provide.

If we, any of the SPEs or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates Internet information services companies, and CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

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

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial position may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Moreover, under current PRC regulations, since December 10, 2005, foreign entities have been allowed to directly own 100% of a PRC advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of a PRC advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and more extensive financial resources than we have to compete against us and limit the potential for our growth. Also see “—Risks Related to Our Business and Industry—Government policies on automobile purchases and ownership may materially affect our results of operations.”

We may be required to obtain Internet publishing approval and be subject to fines and other penalties if we are deemed to conduct “Internet publishing” activities by relevant PRC authorities, which could have a material adverse effect on our business operation.

The General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly issued the Interim Provisions for the Administration of Internet Publishing, or the Internet Publishing Regulations, which became effective on August 1, 2002. The Internet Publishing Regulations authorize the General Administration of Press and Publication, or the GAPP, to grant approval to all entities that engage in Internet publishing. Pursuant to the Internet Publishing Regulations, the term “Internet publishing” means the act of online spreading of articles, whereby the Internet information service providers select, edit and process works created by themselves or others and subsequently post such works on the Internet or transmit such works to users via the Internet for the public to browse, read, use or download.

As an Internet content provider, BBIT releases articles to the Internet users on its websites. According to the above regulations, such acts may be deemed Internet publishing. As of the date of this report, BBIT has applied for such Internet publishing approval, which is being reviewed by the GAPP. We expect to receive such approval in late 2012. If we are deemed to be in breach of relevant Internet publishing regulations and cannot get the approval from the GAPP, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and any revenues generated from such activities would also be confiscated. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine in the amount of RMB10,000 to RMB50,000 if such related revenues are below RMB10,000, which might have a material adverse effect on our business operations.

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

Prior to our initial public offering in November 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of SAFE with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the Company. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with Circular 75. We cannot assure you that we will continue to be informed of identities of all PRC residents holding direct or indirect interest in our company in the future. Failure or inability of such individuals and our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations.

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

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. As we may rely on dividends and other fees paid to us by our subsidiary and special purpose entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since the functional currency of our holding company, Bitauto Holdings Limited, is the U.S. dollar while the functional currency of our PRC subsidiary and PRC SPEs is the Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial position.

Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, the M&A Rules and recently issued regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary.

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and SPEs, or we may make additional capital contributions to our PRC subsidiary. Such loans to our subsidiary or SPEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to BBII cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to SPEs may also need government approval. Capital contributions to our PRC subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. Furthermore, SAFE promulgated Circular 59 on November 19, 2010, requiring the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceed settled from offshore offerings shall be applied in the manner described in the offering documents. Circular 142 and Circular 59 may significantly limit our ability to convert, transfer and use the net proceeds from any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations.

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

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China incessantly within 12 months immediately prior to obtaining dividend from such company, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5% and is determined by relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. We are a Cayman Islands holding company and we have a wholly owned subsidiary in Hong Kong which in turn holds 100% of the equity interest of BBII. Substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiary by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, funnel companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although the SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. If the PRC tax authorities determine that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; in our case, this would mean that income such as interest on our initial public offering proceeds and other income sourced from outside the PRC would be subject to PRC enterprise income tax at a rate of 25%. Second, the EIT Law provides that dividend paid between “qualified resident enterprises” is exempt from enterprise income tax. It is unclear whether the dividends we receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Third, dividends payable by us to our non-PRC resident shareholders and gains on the sale of shares by such non-PRC resident shareholders may become subject to PRC withholding tax.

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

BBII was granted a five year tax holiday in 2007 and was eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not in scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. Subsequent to 2011, BBII is entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise.” In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years. If it fails to maintain the “High and New Technology Enterprise” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business and have a negative impact on our operation and financial results.

As of December 31, 2011, we had leased properties in 58 cities in China. With respect to 14 of these leased properties, the lessors failed to provide property title certificates or other legal instruments proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, certain lease agreements have not been registered with competent governmental authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors’ failure to register our lease agreements, our business and financial condition may be negatively impacted.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject our PRC plan participants or us to fines and other legal or administrative sanctions.

Under relevant PRC rules and regulations, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. If we or our PRC resident employees granted our stock options fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. Also see “Regulation—Regulations on Employee Stock Options Granted by Listed Companies.”

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

Risks Related to Our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The closing trading prices of our ADSs ranged from US$3.73 to US$12.71 in 2011 and from US$3.70 to US$5.60 to date in 2012. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second and third quarters of 2011, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the automobile or advertising industries in China;

•	changes in the economic performance or market valuations of other companies that provide Internet content and marketing services to automakers and dealers;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of senior management;

•	release or expiration of transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	pending or potential litigation or administrative investigations; and

•	general economic or political conditions in China.

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

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Any future sales of a substantial number of our ADSs in the public market could cause the price of our ADSs to decline.

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

We are exempt from certain corporate governance requirements of the NYSE and we intend to rely on certain exemptions.

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. For example, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have regularly scheduled executive sessions with only non-management directors;

•	have at least one executive session of solely independent directors each year; or

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

We currently intend to rely on certain exemptions provided by the NYSE to a foreign private issuer, except that we have a minimum of three members on our audit committee and we have adopted and disclosed a code of business conduct and ethics for directors, officers and employees. We also have a compensation committee, which has two members. We have also adopted our corporate governance guidelines and made it publicly available. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of the NYSE.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for our taxable year ended December 31, 2011, our current taxable year ending December 31, 2012 or any future taxable year. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the current year or any subsequent taxable year. Although not free from doubt, based on our income and assets for our taxable year ending December 31, 2011, we do not expect to be classified as a PFIC for that year. However, it is reasonably likely, though not assured, that we will be classified as a PFIC for our taxable year ending December 31, 2012 and, hence, subsequent taxable years. The market price (and fluctuations thereof) of our ADSs or ordinary shares may affect our classification as a PFIC for the current or any subsequent taxable year. We have not sought a ruling from the United States Internal Revenue Service, or the IRS, with respect to our PFIC status, and there can be no assurance that the IRS will agree with our determination.

Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Co., Ltd., or BEAM, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations into our consolidated financial statements. If it were determined, however, that we are not the owner of BBIT, CIG and BEAM for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2011, and any subsequent taxable year.

If we were to be classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are classified as a PFIC. For more information, see “Item 10. Additional Information—Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

Compliance with rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of our ADSs to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets strict independence and financial expertise standards for audit committee members, and imposes civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. For example, in response to the Sarbanes-Oxley Act, the NYSE has adopted additional comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased the scope, complexity and cost of our corporate governance and reporting and disclosure practices. Our current and future compliance efforts will continue to require significant management attention. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of our ADSs to decrease or even result in the delisting of our ADSs from the NYSE.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a public company in the United States, we are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2011. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a holding company incorporated in the Cayman Islands on October 21, 2005. We conduct substantially all of our business through our operating subsidiary, BBII, and our consolidated SPEs in China. We own 100% of the equity of BBII in China through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong on April 27, 2010.

Beijing C&I Advertising Company Limited, or CIG, which was incorporated in 2002, is one of our SPEs in China and provides digital marketing solutions to automakers. Beijing Bitauto Information Technology Company Limited, or BBIT, is another SPE of ours and was incorporated in 2005. BBIT conducts our bitauto.com business that focuses on new automobiles and subsequently expanded to start our taoche.cn (formerly ucar.cn) business that focuses on used automobiles in 2006.

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

From 2007 to 2008, we established or obtained control over several SPEs in the PRC that provide automobile advertising services through radio, television, newspapers and magazines. On June 27, 2008, we distributed cash and the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited and Beijing Carsfun Information Technology Limited to our shareholders. The distribution amounted to RMB12.8 million. On September 22, 2009, we sold an SPE that provides print-based automobile advertising services to an SPE of Autoworld.

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

In late 2011, we acquired 100% equity interest in Beijing Bitcar Interactive Information Technology Co., Ltd., or Bitcar, from two members of our key management personnel in an all-cash transaction that values Bitcar at between RMB45.0 million (US$7.1 million) and RMB63.0 million (US$10.0 million). We made an initial payment of RMB45.0 million by the end of 2011, subject to a future contingent consideration amounting to the difference between Bitcar’s audited IFRS fiscal 2012 revenues and the initial payment of RMB45.0 million, with a total consideration capped at RMB63.0 million.

In June, 2011, we set up Beijing Bit EP Information Technology Co., Ltd., which we intend to further strengthen our online marketing & customer relation management platform.

In April 2012, we re-launched our used car business on a new website named “taoche.com”, which is easier for Chinese users to remember and expected to enhance the brand awareness. The Chinese word “tao” carries the meaning of “searching with pleasure” and “taoche” entails a pleasant shopping experience for cars, which better positions the site as a one-stop destination for information on used car selection, purchase and consumption among Chinese users. Traffic to our ucar.cn website is automatically redirected to our taoche.com website. Going forward, we refer to our previous “ucar.cn business” as “taoche.com business.”

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in Internet and advertising businesses, we conduct our operations in China through contractual arrangements among BBII, our SPEs in China and the shareholders of these SPEs. As a result of these contractual arrangements, we control our SPEs and have consolidated the financial information of these SPEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. Earnings of these SPEs are transferred to BBII under the contractual arrangements BBII currently has in place with the SPEs. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the SPEs, which entitle BBII to receive a majority of SPEs’ residual returns. Under the arrangement, the earnings are transferred from BBII to our Hong Kong subsidiary, Bitauto Hong Kong Limited, and subsequently to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC subsidiary, BBII, is required to allocate at least 10% of its after-tax profit based PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, BBII, as a foreign-invested enterprise, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for details regarding our capital expenditure.

B.	Business Overview

Overview

We are a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and taoche.com websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. Through our innovative “vertical plus portal” model, we also distribute our dealer customers’ automobile pricing and promotional information through 71 partner websites as of December 31, 2011, including major portals operated by Tencent, Sina, Netease, Yahoo China and Tom Online and social networking websites Renren and Kaixin.

We manage our businesses in three segments, namely, our bitauto.com business, our taoche.com business and our digital marketing solutions business. Our bitauto.com business provides subscription services to new automobile dealers that enable them to list targeted pricing and promotional information on our bitauto.com website and our partner websites and to interact with consumers through our virtual call center. It also provides advertising services to dealers and automakers on our bitauto.com website. Our taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on our taoche.com website and our partner websites. It also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

We have established a nationwide dealer customer base in China. Our new automobile dealer subscribers have increased from 3,512 in 2010 to 6,302 in 2011, and our used automobile listing customers have increased from 1,409 in 2010 to 1,759 in 2011. Furthermore, an increasing number of our dealer customers regularly place advertisements on our bitauto.com and taoche.com websites. We maintain regular in-person contact with our dealer customers through our extensive nationwide sales and service representative network located in 92 cities across China as of December 31, 2011. We provide our new automobile dealer subscription services through our proprietary Easypass platform and used automobile listing services through our proprietary Transtar platform. Both platforms enable our customers to manage their online marketing efforts in an efficient and cost-effective manner, and use these services as needed without having to make large upfront investments in software, hardware, implementation services and IT staff as they would with traditional software solutions. Our large dealer customer base has enabled us to build a comprehensive automotive database among China’s automotive vertical websites and gives us a significant advantage over our competitors.

In June 2011, we entered an agreement with Baidu, Inc., the leading Chinese language Internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform. Pursuant to the year-long agreement, effective from June 1, 2011, we provide selected auto-related content, including auto listings, pictures, reviews, and dealer information to enhance Aladdin-enabled search research results, which include real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu agreed to exclusively display relevant content provided by us in the Aladdin-enabled section of the search results page.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 82 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 63 placed advertisements on our bitauto.com website in 2011. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Our revenues from continuing operations were RMB293.3 million, RMB458.1 million and RMB670.0 (US$106.4 million) in 2009, 2010 and 2011, respectively. Under IFRS, we had a loss of RMB6.0 million, a loss of RMB1,222.0 million, and a profit of RMB87.2 (US$13.9 million) in 2009, 2010 and, 2011, respectively, from our continuing operations. The losses in 2009 and 2010 were primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. The profit in 2011 was primarily attributable to the impact of enhanced sales and management efficiency and scalability.

Our Services

We manage our business in three segments, namely, our bitauto.com business, our taoche.com business and our digital marketing solutions business. Our bitauto.com business provides subscription services to new automobile dealers that enable them to list targeted pricing and promotional information on our bitauto.com website and our partner websites and to interact with consumers through our virtual call center. Our bitauto.com business also provides advertising services to dealers and automakers on our bitauto.com website. Our taoche.com business provides listing services to used automobile dealers that enable them to display targeted used automobile inventory information on our taoche.com website and our partner websites. Our taoche.com business also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relationship, marketing campaigns and advertising agent services.

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

•

Dealer Listing Service is a service we provide to Easypass subscribers to help them reach a broad base of purchase-minded consumers. We publish our Easypass subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website. To further broaden our Easypass subscribers’ consumer reach, we have entered into arrangements with 71 partner websites to become their exclusive provider of automobile pricing and promotional information. We automatically feed such information to our partner websites from our proprietary new automobile database, which is regularly updated and maintained by our dealer customers. We typically pay a fixed fee to our major partner websites for their advertising space.

In 2011 our dealer customers posted approximately 3,966,925 listings of new automobile pricing information and 825,642 of new automobile promotional information through our Easypass platform.

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

•

Virtual Call Center is a service where we provide a toll-free number to each of our Easypass dealers for consumer inquiries. Each toll-free number has a virtual voicemail on the Easypass platform. Approximately 14,350,940 call minutes were logged in 2011.

•

Autosense is our proprietary advanced advertisement-generating application focusing on automotive content. It is a service that allows our Easypass subscribers to create advertisements with accurate keywords and optimize the effectiveness of such advertisements by displaying them on relevant web pages being viewed by web users in a specific geographic location. For example, when a consumer from a certain city opens a web page that contains information on a particular automobile model, Autosense can analyze the consumer’s Internet protocol address and keywords on such web page and then display advertisements from dealers who are located near that consumer and have the matching or competing automobile model in their inventory.

The service modules described above are made available to our dealer customers by interfacing through our Dealer Assistance System, which integrates all of our service modules on the Easypass platform into a single user-friendly operating environment and allows our Easypass subscribers to seamlessly update pricing, promotional, business, and inventory information, analyze market trends, and track all interactions with consumers. In 2009, 2010 and 2011, we had 1,965, 3,512 and 6,302 Easypass subscribers, respectively.

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

Our taoche.com business (formerly ucar.cn business)

We generate revenues from our taoche.com business by providing used automobile listing services to automobile dealers and advertising services to automakers and automobile dealers. Our taoche.com website allows consumers to quickly and conveniently navigate through a large used automobile inventory in our database to select the ones that match their specific search criteria. If a consumer is interested in a specific used automobile, he or she will be directed to the selling automobile dealer’s dedicated webpage on taoche.com for contact information and other business information.

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

•

Used Automobile Listing Service is a service we provide to our Transtar subscribers to list used automobiles on our taoche.com website and our partner websites. We are able to display specific automobile dealer listings to taoche.com visitors according to geographic area, automaker, model, configuration, mileage, location and usage history. As a result, our Transtar subscribers can reach relevant consumers at a high level of precision, a benefit that is unavailable through traditional media forms, such as radio, television, and newspaper advertising.

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

Our taoche.com advertising services

Similar to our bitauto.com website, we generate advertising revenues from our taoche.com platform through selling advertisements on our taoche.com website to used automobile dealers and automakers with certified pre-owned automobile programs, including text-based, banner, video and rich media advertisements. This large base of purchased-minded visitors has attracted most of China’s automakers with certified pre-owned automobile programs as well as a significant number of used automobile dealers to place advertisements on our taoche.com website.

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

space and display periods from portals and automotive vertical websites, including bitauto.com and taoche.com. We place advertisements on behalf of our customers on these portals and websites to achieve cost-effective advertising results. We monitor performance indicators such as the number of hits and clicks on online advertisements that we have placed using automatic monitoring tools. We analyze this data to optimize advertisement placing strategies for our automaker customers.

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

We derive our revenues from the service fees paid by our customers for the digital marketing solutions we provide as well as performance-based rebates from media vendors, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers. See “Risk Factors—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

Our Database

Our database is the source of information on our bitauto.com and taoche.com websites and the automobile pricing, promotional and automobile dealer business information on our partner websites. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our dealer subscription services and advertising services as well as for future expansions. Given the significant amount of time, resources and nationwide network of dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (1) content designed for automobile consumers; (2) dealers’ business and contact information; and (3) new automobile pricings and used automobile listings. As of December 31, 2011, our database contained:

•	automobile reviews, customer feedback, automobile-related pictures and video clips of 6,954 new automobile models;

•	approximately 19,000 new and used automobile dealers’ business and contact information;

•	3,966,925 listings of new automobile pricing information and 825,642 listings of new automobile promotional information;

•	129,589 used automobile listings;

•	specifications and features of 1,222 used automobile models; and

•	more than 1,500,000 pictures, videos and clips.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives located in 92 cities across China, as of December 31, 2011, or by our dealer customers directly. Automobile pricing information is maintained and regularly updated by dealers through our Easypass and Transtar service platforms and generally reflects the dealers’ latest price. Specifications and features of each automobile model are collected by our editing team from automakers and dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

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

Product Development

Our Internet services are supported and enhanced by a team of more than 300 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We develop and improve our products and services to meet the evolving needs of our customers and users. In 2011, we strengthened various functions of our Easypass platform, including our virtual call center, and introduced Bitauto index for the automaker customers, which is designed to help automakers make marketing decisions by analyzing the potential buyers’ browsing behavior and areas of interests, among others. We also revamped our used car website with enhanced search function and enriched content.

We spent approximately RMB17.1 million, RMB29.8 million and RMB36.6 million (US$5.8 million) on product development in 2009, 2010 and 2011, respectively. These expenditures represented 5.8%, 6.5% and 5.5% of our total revenues from continuing operations in 2009, 2010 and 2011.

Sales, Marketing and Customer Support

We employ an experienced sales force in each city to increase market penetration. We provide in-house education and training for our sales force to ensure they provide our current and prospective clients comprehensive information about our automaker and automobile dealer services and digital marketing solutions and convey the advantages of using our bitauto.com and taoche.com websites as marketing channels. Also, to help our dealer and automaker customers explore the potential synergies between their sales and marketing initiatives, we have started to coordinate their respective selling and branding activities, which in return will improve the efficiency of our Internet marketing solutions and increase our customers’ satisfaction and their loyalty toward our services.

We believe our bitauto.com and taoche.com brand names are well recognized throughout China’s automotive industry and our relationships with our partner websites are well established within the Internet marketing industry.

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•

We organized the China Automotive Industry Forum from 2008 to 2010 and have developed it into a significant annual event in China’s automotive industry. The forum featured speakers, such as senior management of automakers and automobile dealer groups, academics and high-level government officials, and was well attended by many industry participants;

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

•

We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing and Shanghai, and have been one of the most popular and most active participants among China’s automotive vertical websites at many exhibits. For example, we rented a large exhibition area in the 2011 Shanghai International Automotive Exhibition.

•

We organized and hosted the 2011 Shanghai Automobile Exhibition Symposium, where industry experts discussed China’s automobile market and exchanged views on promoting the healthy development of the automotive dealing sector. Since 2011, we have been hosting the Annual Celebration of Automobiles, which selects and recognizes most popular cars and models and has become one of the most influential event of similar kind in China’s automotive industry.

We also provide customer services and training to our dealer customers in order to help them fully utilize the potential of our Easypass and Transtar products and foster customer loyalty.

Customers

Our customers consist primarily of automobile dealers and automakers that use one or more of our services, including Easypass, Transtar, advertising and digital marketing solutions. There are more automobile dealer customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. Our Easypass and Transtar services have a diverse customer base. No single dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large size of their contracts with us. In 2009, 2010 and 2011, revenues from the top three customers in each period accounted for approximately 28.9%, 23.5% and 18.1%, respectively, of our total revenues from continuing operations. In particular, our largest customer, FAW Mazda, accounted for 21.4%, 16.3% and 10.2% of our total revenues from continuing operations in 2009, 2010 and 2011, respectively. FAW Mazda has been our customer since 2005. Our digital marketing solutions business provides services to FAW Mazda pursuant to a framework Internet Marketing Service Agreement, which term starts on January 1 each year and ends on December 31 of the same year. This agreement has been renewed on similar terms and conditions over the past three years and has been renewed for 2012 as well. Under this agreement, FAW Mazda agrees not to source Internet marketing services from other companies unless we fail to meet its requirements and are unable to remediate such failure or materially breach this agreement which causes significant losses to FAW Mazda. In return, we agree that our digital marketing solutions business will not provide the same type of services listed in the agreement to four automakers that directly compete with FAW Mazda. In addition, we also generate revenues indirectly from our automaker customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we usually receive performance-based rebates from media vendors, which equal a percentage of qualifying payments for the advertising space purchased and utilized by our customers.

Customers of each type of services

The following summary illustrates the customers of our Easypass subscription and advertising services, Transtar listing and advertising services and digital marketing solutions. Considering the similarities between the customers of our bitauto.com business and our taoche.com business, the following summary is not presented according to business segment.

•

Dealer services customers. We have established a large customer base for our dealer services. We had 6,302 Easypass subscribers and 1,759 Transtar customers in 2011. We enter into a service agreement with each Easypass subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for Easypass subscribers to terminate the agreement without cause. We also enter into a service agreement with each Transtar customer which has no fixed term and allows our Transtar customer to use our services as needed. Under these service agreements, we have the right to require Easypass or Transtar customers to revise their information to be published through our Easypass or Transtar platforms, respectively, if the information violates applicable laws. Each Easypass or Transtar customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing information and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information.

•

Advertising customers. We have a broad base of advertising customers. The combination of a large and purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our bitauto.com and taoche.com websites. Of the approximately 82 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 63 placed advertisements on our bitauto.com website in 2011. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates independently in China and is kept separate from the joint venture partners. In addition to automobile listings through our Easypass or Transtar platforms, many automobile dealers also place advertisements on our bitauto.com and taoche.com websites. In 2011, 1,581 new automobile dealers placed advertisements on our bitauto.com website and 411 used automobile dealers placed advertisements on our taoche.com website.

•

Digital marketing solutions customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into Internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2010, our digital marketing solutions business had 12 automaker customers, 11 of which remained our customers in 2011. As of December 31, 2011, the number of our automaker and auto-related customers increased to 22. On behalf of these automaker customers, we placed RMB509.9 million (US$81.0 million) of online automotive advertisements in 2011.

Customers of each business segment

Our bitauto.com business

The following table sets forth our customer base in terms of number of customers in each period for our bitauto.com business:

	For the Years Ended December 31,
	2007	2008	2009	2010	2011
Number of Easypass subscribers	981	1,529	1,965	3,512	6,302
Number of advertising dealer customers	325	551	640	1,124	1,581
Number of advertising automaker customers	37	44	51	59	63

Our taoche.com business

Due to the limited operating history of our taoche.com business, the following table sets forth the customer base of our taoche.com business for 2009, 2010 and 2011 in terms of the number of Transtar customers and the number of advertising customers:

	For the Years Ended December 31,
	2009	2010	2011
Number of Transtar customers	774	1,409	1,759
Number of advertising customers	80	248	411

Our digital marketing solutions business

The following table sets forth our customer base in terms of number of automaker and auto-related customers and the number of recurring automaker customers for our digital marketing solutions business for the periods indicated:

	For the Years Ended December 31,
	2007	2008	2009	2010	2011
Number of automaker and auto-related customers	9	10	10	12	22
Number of recurring automaker and auto-related customers	9	9	10	10	11

Competition

We face competition in each line of our services:

Our bitauto.com business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media, and recently from social networking websites and Internet video websites. Competition with other websites is primarily centered on website traffic and brand recognition among general Internet users, spending by automakers and automobile dealers, and customer retention and acquisition. With respect to our new automobile dealer subscription services, we also face competitions from pcauto.com.cn and autohome.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic.

Our taoche.com business faces competition from other used automobile websites, such as 51auto.com and hx2car.com, as well as other websites and media that publish used automobile information in China. The parameters of competition are similar to those of our bitauto.com business, except that the competition for our taoche.com business is more focused on the size of used automobile inventory and market penetration among used automobile dealers.

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

Regulation

The following is a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

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

Regulations on Internet Information Services

BBIT operates the websites www.bitauto.com, www.bitcar.com, www.yiche.com, www.baa.com.cn, www.taoche.com, www.ucar.cn, www.ucar.com.cn, www.cheyisou.com and www.autolist.com.cn to provide Internet information services for China’s automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial Internet information services, the service providers shall obtain a Telecommunication and Information Service Business Operating License, or an “ICP License.” BBIT obtained its ICP License issued by Beijing Telecommunications Administration Department, effective until February 29, 2016, which permits BBIT to carry out commercial Internet information services using the above-mentioned domain names. CIG provides maintenance services to www.dyk-club.com.cn, www.myfordfocus.cn and www.yumazu.com.cn. CIG obtained its ICP License issued by Beijing Telecommunications Administration Department, effective until March 23, 2015.

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

Furthermore, MIIT promulgated Certain Provisions on Regulating the Market Order of the Internet Information Service, or Circular 20, on December 29, 2011, which took effect on March 15, 2012. Any Internet content services and any Internet content related services within the territory of the PRC shall be conducted in accordance with Circular 20. According to Circular 20, Internet information service providers shall neither collect user-related information or information which can identify users independently or in combination with other information, nor provide the aforesaid information to others, without users’ approval or unless otherwise specified in the laws and regulations. In addition, Internet information service providers shall not collect any information other than those necessary for them to provide services and shall not use users’ personal information for purposes other than services provided. Where advertisements or other information windows unrelated to functions of terminal software pop out at user terminals, Internet information service providers shall, in remarkable ways, provide users with functional signs to close or exit such windows. Any violation of the aforesaid requirements, Internet information service providers may subject to warnings, announcement to public and fines in the amount of RMB10,000 to RMB30,000 imposed by the competent telecommunications authorities.

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

Regulations on Online Cultural Services

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective on April 1, 2011 and replaced the original measures promulgated in 2003 and amended in 2005. The Internet Culture Measures require ICP operators engaged in “internet culture activities” to obtain an Internet cultural operating license from the provincial administration of culture. “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products. “Internet cultural activities” are defined as an act of provision of Internet cultural products and related services, which includes: (i) production, duplication, importation, publishing, and broadcasting of the Internet cultural products; (ii) online dissemination whereby cultural products are posted on the Internet or transmitted via Internet to client ends and internet-surfing service business premises, such as internet bars, such as computers, fixed line telephones, mobiles, television sets, games machines, for online users’ browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the Internet cultural products. All entities engaging in commercial Internet cultural activities must be approved by the Ministry of Culture. Currently, BBIT obtained an Internet culture operating license from the Ministry of Culture to provide Internet cultural services.

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

As an Internet content provider, BBIT releases articles to the Internet users on its websites. According to the above regulations, such acts may be deemed Internet publishing. BBIT is in the process of applying for such

Internet publishing approval. If we are deemed to be in breach of relevant Internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and any revenues generated from such activities would also be confiscated. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine in the amount of RMB10,000 to RMB50,000 if such related revenues are below RMB10,000.

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

We conduct our businesses in China primarily through three sets of contractual arrangements. BBII has contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. BBIT holds a Regional VAT license to conduct Internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its VAT license. BBII is in the process of transferring the trademarks used on BBIT’s websites to BBIT, which holds the ICP license for our Internet information services. As of the date of this annual report, most trademarks except for one have been transferred to BBIT. CIG holds a Regional VAT license that allows it to provide website creation and maintenance services in Beijing. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not directly own all the trademarks used on its websites. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among BBII, BBIT, CIG, BEAM and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Limitations on Foreign Ownership in the Advertising Industry

The main regulations governing foreign ownership in the PRC advertising industry include:

•	The Catalogue for Guiding Foreign Investment in Industry (as amended in 2011);

•	The Measures on Administration for Foreign-invested Advertising Enterprises (as amended in 2008); and

•	The Notice Regarding Investment in the Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

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

Circular 75 applies retroactively. PRC residents who have established or acquired control of the “special purpose vehicles” which have completed “round-trip investment” before the implementation of the Circular 75 shall register their ownership interests or control in such “special purpose vehicles” with the local offices of the State Administration of Foreign Exchange before March 31, 2006. An amendment to the registration is required if there is a material change in the “special purpose vehicle,” such as increase or reduction of share capital and transfer of shares. Failure to comply with the registration procedures set forth in Circular 75 may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including the payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate and the capital inflow from the offshore parent, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. SAFE has further issued a series of implementation guidance, including the most recent Notice of SAFE on Printing and Distributing the Rules for the Implementation of the Operating Procedure of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which has come into effect as of July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with competent local branches of SAFE in connection with their direct or indirect offshore investment in offshore special purpose vehicles. These regulations may apply to PRC residents who are our shareholders or ultimate beneficial owners of our shares and may apply to our future offshore acquisitions.

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

Regulations on Employee Stock Options Granted by Listed Companies

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or Circular 7, to replace a previous circular. Circular 7 regulates the foreign exchange matters associated with employee stock incentive plans or similar plans permitted under applicable laws and regulations granted to PRC residents by companies whose shares are listed on offshore stock exchanges. Pursuant to Circular 7, all PRC residents participating in share incentive plans of offshore listed companies shall, through their employers, jointly retain qualified PRC agents to register with SAFE. PRC residents for this purpose include PRC nationals or foreign citizens who have been residing in the PRC consecutively for not less than one year, acting as directors, or employees of PRC entities affiliated with such offshore listed companies. The foreign exchange proceeds received by PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted back to bank accounts located in China opened by their employers or PRC agents.

In 2006 and 2010, our board of directors adopted the 2006 Plan and the 2010 Plan, respectively, pursuant to which, we may issue employee stock options to our qualified employees and directors on a regular basis. We have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange at the time of our initial public offering in 2010. We have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with Circular 7. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders who are PRC residents can successfully register with the State Administration of Foreign Exchange in full compliance with Circular 7. The failure of our PRC individual beneficiary owners and the stock options holders to complete their registration pursuant to Circular 7 and other foreign exchange requirements may subject these PRC residents to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

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

SPV Regulation and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, which took effect on September 8, 2006 and was amended on June 22, 2009. The SPV Regulation purports to require an offshore “special purpose vehicle” to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, and under the SPV Regulation, “special purpose vehicle” is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interests in PRC companies on overseas stock exchanges. On September 21, 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by special purpose vehicles. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the SPV Regulation and the requirement of the CSRC approval apply. Up to the date of this annual report, the CSRC has not issued any rules or written interpretation clarifying whether offerings like our initial public offering in November 2010 are subject to this new procedure.

Employment Laws

We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, and social insurance, housing funds and other welfare. The compliance with these laws and regulations may require substantial resources.

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008, permit workers in both state “-owned” and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

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

The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as us. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of

PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividend paid between “qualified resident enterprises” is exempt from enterprise income tax. However, it is unclear whether the dividends our holding companies receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes; third, if the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by our non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% (or other applicable preferential tax rate if any such non-resident enterprises’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption) and such dividends and gains earned by non-PRC resident individuals may be subject to PRC individual income tax at a rate of 20% (or other applicable preferential tax rate if any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. If our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is considered as a “non-resident enterprise” under the EIT Law and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to it by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, funnel companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not in scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. Subsequent to 2011, BBII is entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise.” In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years. If it fails to maintain the “High and New Technology Enterprise” qualification, its applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Risk Factors—Risks Related to Doing Business in China—Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

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

Our headquarters are located in Beijing, China, where we lease office spaces in three office buildings with a combined area of approximately 7,259 square meters. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases in Beijing generally have terms from one to five years and may be renewed upon expiration of the lease terms. We generally make monthly rental payments. In addition, we lease office spaces in 57 other cities across China for our subsidiaries and branch offices.

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

Overview

We are a leading provider of Internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and taoche.com websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. We also provide a broad range of marketing services to automobile dealers and automakers, such as services that enable them to list pricing and promotional information, manage their inventories, create their online showrooms and place advertisements. We manage our businesses in three segments: (i) our bitauto.com business, which provides subscription services to new automobile dealers and advertising services to both dealers and automakers primarily through our bitauto.com website, (ii) our taoche.com business, which provides listing services to used automobile dealers and advertising services to both dealers and automakers primarily through our taoche.com website, and (iii) our digital marketing solutions business, which provides one-stop digital marketing solutions, primarily to automakers.

Our revenues are from the following sources:

•	new automobile dealer subscription fees from our bitauto.com business for our customized dealer subscription service packages;

•	advertising fees from our bitauto.com website through selling advertisements to automakers and dealers;

•	used automobile dealer listing fees from our taoche.com business;

•	advertising fees from our taoche.com website through selling advertisements mainly to automakers with certified pre-owned automobile programs and dealers;

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

Revenues from our continuing operations were RMB293.3 million, RMB458.1 million and RMB670.0 million (US$106.4 million) in 2009, 2010 and 2011, respectively. In 2009, revenues from our bitauto.com, taoche.com and digital marketing solutions businesses accounted for 54.3%, 4.2% and 41.5%, respectively, of our total revenues. In 2010, revenues from our bitauto.com, taoche.com and digital marketing solutions businesses accounted for 63.5%, 4.2% and 32.3%, respectively, of our total revenues. In 2011, revenues from our bitauto.com, taoche.com and digital marketing solutions businesses accounted for 69.2%, 4.2% and 26.6%, respectively, of our total revenues. We had a loss of RMB6.0 million, a loss of RMB1,222.0 million and a profit of RMB87.2 million (US$13.9 million) in 2009, 2010 and 2011, respectively, from our continuing operations. The losses in 2009 and 2010 were primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. Starting in 2011, we would no longer be subject to such charges since all our preference shares were automatically converted into ordinary shares upon our initial public offering in November 2010.

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

Development of China’s used automobile market. Revenues from our taoche.com business currently constitute a small portion of our total revenues. We believe our taoche.com business would benefit from the growth of China’s used automobile market. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. Most of these automakers have been placing advertisements on our taoche.com website, which contributes to a majority of our revenues from our taoche.com business. The operating results of our taoche.com business depend greatly on the continuing advertising spending on our taoche.com website by the existing and new automakers that have certified pre-owned automobile brands. Currently, used automobile listing fees from automobile dealers only constitute a small portion of the revenues from our taoche.com business. In the long term, we expect that the used automobile listing fees will gradually become subscription-based service fees as we intend to enhance our service offering to used automobile dealers when China’s used automobile market becomes more mature.

Expansion of customer base for our digital marketing solutions business. We have a limited number of automaker customers for our digital marketing solutions business. In 2009, 2010 and 2011, revenues from our top three automaker customers accounted for approximately 28.9%, 23.5% and 18.1%, respectively, of our revenues from our digital marketing solutions business. In particular, our largest automaker customer accounted for 21.4%, 16.3% and 10.2% of our revenues from our digital marketing solutions business in 2009, 2010 and 2011 respectively. We anticipate that a small number of automakers will continue to represent a significant percentage of revenues for our digital marketing solutions business in the near future. The amount of advertising spending by these automaker customers, the addition of new automaker customers and/or the loss of any existing automaker customers will each have a direct impact on the revenues of our digital marketing solutions business and our total revenues.

Key Components of Results of Operations

Revenues

The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
bitauto.com business	159,288	54.3	291,128	63.5	463,297	73,611	69.2
taoche.com business	12,224	4.2	19,013	4.2	28,143	4,471	4.2
Digital marketing solutions business	121,801	41.5	147,964	32.3	178,514	28,363	26.6

Total revenues	293,313	100.0	458,105	100.0	669,954	106,445	100.0

Our bitauto.com business

Revenues from our bitauto.com business accounted for 54.3%, 63.5% and 69.2% of our total revenues in 2009, 2010 and 2011. We generate revenues through our bitauto.com website, which partners with other websites, by providing dealer subscription services to new automobile dealers and advertising services to dealers and automakers. We provide our new automobile dealer subscription services through our proprietary Easypass platform, which enables our customers to manage their online marketing efforts via a web browser-based interface developed by us while we maintain the core software and databases.

We generate revenues from new automobile dealer subscription services by charging Easypass subscribers a subscription fee. We had 1,965, 3,512 and 6,302 Easypass subscribers in 2009, 2010 and 2011, respectively. Our revenues from new automobile dealer subscription services were RMB50.7 million, RMB87.3 million and

RMB158.8 million (US$25.2 million) in 2009, 2010 and 2011, respectively, representing 17.3%, 19.0% and 23.8% of our total revenues in the respective periods.

We generate advertising revenues from our bitauto.com website through selling advertisements to automakers and dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Historically, advertising revenues from our bitauto.com website were mainly from automobile dealers. Advertising spending from automakers has grown to become another major source of our advertising revenues as we attract more automotive consumers to the bitauto.com website. Of the approximately 82 automakers in China with independent sales networks and marketing capabilities and annual sales volume of over 5,000 automobiles, consisting of international and Chinese automobile manufacturers and their joint ventures, 63 placed advertisements on our bitauto.com website in 2011. With increasing Internet usage in China, we expect that automakers and automobile dealers’ online advertising spending will continue to grow and our bitauto.com website will continue to benefit from such growth. Our revenues from advertising services on our bitauto.com website were RMB108.6 million, RMB203.8 million and RMB304.5 million (US$48.4 million) in 2009, 2010 and 2011, respectively, representing 37.0%, 44.5% and 45.4% of our total revenues in the respective periods.

Our taoche.com business

Revenues from our taoche.com business accounted for 4.2%, 4.2% and 4.2% of our total revenues in 2009, 2010 and 2011. We generate revenues from our taoche.com website by providing listing services to used automobile dealers through our proprietary Transtar platform and providing advertising services to automobile dealers and automakers. Similar to our Easypass service platform, Transtar is a service platform through which we provide our service modules specifically developed for our used automobile dealer customers. Dealers pay fees each time they use our Transtar listing services. Our revenues from used automobile listing services were RMB0.9 million, RMB4.4 million and RMB7.8 million (US$1.2 million) in 2009, 2010 and 2011, respectively. Our taoche.com website also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to used automobile dealers and automakers with certified pre-owned automobile programs. Most of China’s automakers with certified pre-owned automobile programs, as well as a significant number of used automobile dealerships, have been placing advertisements on our taoche.com website. Our revenues from advertising services on our taoche.com website were RMB11.3 million, RMB14.6 million and RMB20.3 million (US$3.2 million) in 2009, 2010 and 2011, respectively, representing 3.9%, 3.2% and 3.0% of our total revenues in the respective periods.

We expect that China’s used automobile market will continue to grow and the number of used automobiles listed on our taoche.com website for sale and the number of customers of our used automobile listing services will likewise increase. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. We believe our taoche.com business could benefit from the growth of China’s used automobile market.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 41.5%, 32.3% and 26.6% of our total revenues in 2009, 2010 and 2011, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our bitauto.com and taoche.com businesses mainly includes fees paid to our partner websites to distribute our dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, equipment depreciation and business taxes. Cost of revenues for our digital marketing solutions business mainly includes salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees and business taxes.

The following table sets forth our cost of revenues for continuing operations in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	293,313	100.0	458,105	100.0	669,954	106,445	100.0

Cost of revenues:
bitauto.com business	57,734	19.7	79,792	17.5	104,337	16,578	15.6
taoche.com business	16,717	5.7	27,475	6.0	37,600	5,974	5.6
Digital marketing solutions business	31,295	10.7	41,434	9.0	71,833	11,413	10.7

Total cost of revenues	105,746	36.1	148,701	32.5	213,770	33,965	31.9

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	marketing expenses we incurred to promote our brand image through various events such as automotive exhibitions and industry forums;

•	office expenses for our daily operations, and traveling and communication expenses;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from the 2006 Plan and the 2010 Plan;

•	provision for bad debts;

•	depreciation and amortization; and

•	others that include stamp duties, professional fees, training fees and delivery costs.

The following table sets forth our selling and administrative expenses for continuing operations, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	293,313	100.0	458,105	100.0	669,954	106,445	100.0

Selling and administrative expenses:
Salaries and benefits	49,290	16.8	83,463	18.2	128,185	20,367	19.1
Marketing expenses	47,090	16.1	73,157	16.0	129,680	20,604	19.4
Office expenses	11,072	3.8	18,988	4.1	29,925	4,755	4.5
Operating lease expenses	9,065	3.1	17,478	3.8	18,312	2,909	2.7
Share-based payment	292	0.1	7,510	1.6	18,717	2,974	2.8
Provision for bad debts	1,649	0.6	635	0.1	2,087	332	0.3
Depreciation and amortization	2,920	1.0	6,322	1.4	12,167	1,933	1.8
Others	3,890	1.3	4,449	1.0	8,661	1,375	1.3

Total selling and administrative expenses	125,268	42.8	212,002	46.2	347,734	55,249	51.9

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB17.1 million, RMB29.8 million and RMB36.6 million (US$5.8 million) in 2009, 2010 and 2011, respectively, representing 5.8%, 6.5% and 5.5% of our total revenues in the respective periods.

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

There were significant changes in the fair value of our convertible preference shares and convertible promissory notes, which directly affected our results of operations. On November 17, 2010, we completed our initial public offering. Upon completion of our initial public offering, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into our ordinary shares. For assumptions and methodologies used in the valuation of the fair values of these convertible securities, see “—Critical Accounting Policies—Fair values of convertible preference shares and convertible promissory notes.” The following table sets forth the balance of the fair value of the derivative component of our Series A, B and C convertible preference shares, the fair value of our Series D-1 and D-2 convertible preference shares and the fair value of our convertible promissory notes, as well as changes of these fair values.

	For the Year Ended December 31
	2009	2010
	RMB	RMB
	(In thousands)
Derivative component of Series A, B and C convertible preferences shares:
Opening balance	180,338	186,601
Changes in fair value of derivative component of convertible preference shares recorded in profit or loss	6,437	1,004,876
Automatically converted to ordinary shares on November 17, 2010	—	(1,168,693)
Foreign exchange reserve	(174)	(22,784)

Closing balance	186,601	—

Series D-1 and D-2 convertible preference shares at fair value:
Opening balance	—	150,809
Series D-1 and D-2 shares issued on July 8, 2009 and July 20, 2009, respectively	124,054	—
Changes in fair value of Series D-1 and D-2 convertible preference shares	26,868	265,826
Automatically converted to ordinary shares on November 17, 2010	—	(407,945)
Foreign exchange reserve	(113)	(8,690)

Closing balance	150,809	—

Convertible promissory notes:
Opening balance	42,744	—
Convertible promissory notes issued during the year	—	—
Changes in fair value recorded in profit or loss	(680)	—
Converted to Series D-2 convertible preference shares on July 20, 2009	(42,064)	—

Closing balance	—	—

For more information on the issuance of our preference shares, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Finance costs on convertible preference shares

Our finance costs on convertible preference shares include the amortized interest expense in connection with the straight debt component of our preference shares calculated using the effective interest rate and the issuance cost for these preference shares. Our amortized interest expense was RMB10.8 million and RMB9.4 million in 2009 and 2010, respectively. We incurred issuance costs of RMB4.1 million in 2009 in connection with the issuance of our preference shares. Upon completion of our initial public offering on November 17, 2010, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into our ordinary shares.

Taxation

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Our subsidiary Bitauto Hong Kong Limited did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2009, 2010 and 2011. Accordingly, we did not pay Hong Kong profit tax during these periods.

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises identified as high-and-new-technology enterprises in need of key government support enjoy a preferential enterprise income tax rate of 15%. An enterprise established outside of China with its “de facto management body” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws.

The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

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

However, it is unclear whether the dividends our holding companies receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes; third, if the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by our non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% (or other applicable preferential tax rate if any such non-resident enterprises’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption) and such dividends and gains earned by non-PRC resident individuals may be subject to PRC individual income tax at a rate of 20% (or other applicable preferential tax rate if any such non-resident individuals’ jurisdiction has a tax treaty with China that provides for a preferential tax rate or a tax exemption).

BBII was granted a five year tax holiday in 2007 and was eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not in scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. Subsequent to 2011, BBII is entitled to enjoy a preferential tax rate of 15% as long as they maintain their qualification as “High and New Technology Enterprise.” In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years. If it fails to maintain the “High and New Technology Enterprise” qualification, its applicable EIT rate may increase to up to 25%.

For more information on PRC tax regulations, see “Item 10. Additional Information—E. Taxation.”

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

Advertising services. Revenues from advertising activities are recognized when the advertisements are published over the stated display period on our bitauto.com or taoche.com websites and when the collectability is reasonably assured. We also conduct online marketing campaigns for our customers through market research of the target audience group, identifying effective online media, creating and strategically publishing campaign materials on multiple online media to help our customers to achieve their goals. These services are usually provided at a fixed price and completed within a short period of time. We recognize revenues from organizing such activities when the services have been rendered and the collectability is reasonably assured. In addition, we provide website development and maintenance services to automakers and automobile dealers, which are generally completed within a year. Revenues from development services are recognized when the services have been rendered and the collectability is reasonably assured. Revenues for maintenance services are recognized ratably over the contract period. Revenues from advertising activities are reported at a gross amount.

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

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, trade receivables, bill receivables, other receivables, trade payables, other payables, and interest bearing borrowing. The fair values of these financial instruments approximate their carrying amounts largely due to the short-term maturity of these instruments.

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

On December 31, 2006, we adopted the 2006 Plan under which we have reserved 1,028,512.5 ordinary shares for employees. We granted options to purchase 750,000 ordinary shares at an exercise price of US$0.40 per share to our employees on that date. Pursuant to the 2006 Plan, the first 33% of the options granted would vest 12 months after the grant date, the second 33% of the options would vest 24 months after the grant date, and the remaining 34% of the options would vest 36 months after the grant date, provided that the employee remained in service during these periods. There was no performance requirement for any options to be vested. Options granted typically expire 10 years from relevant vesting date. Options can only be exercised without cash settlement alternatives.

On February 8, 2010, we implemented the 2010 Plan under which we have reserved 3,089,887.5 ordinary shares for our employees. We granted options to purchase 2,397,500 ordinary shares at an exercise price of US$3.20 per share to our employees on that date. Pursuant to the 2010 Plan, the first 25% of the options would vest 12 months after the grant date, the second 25% of the options would vest 24 months after the grant date, the third 25% of the options would vest 36 months after the grant date and the remaining 25% of the options would vest 48 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the grant date and there are no cash settlement alternatives.

On December 28, 2010, we granted options to purchase 278,512.5 ordinary shares under the 2006 Plan and options to purchase 589,487.5 ordinary shares under the 2010 Plan, at an exercise price of US$10.20 per share respectively, to designated employees and consultants on that date. Pursuant to the Plans, the options have graded vesting terms and vest in equal tranches from the grant date over three or four years on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the vesting date and there are no cash settlement alternatives.

As of March 31, 2012, options related to 723,512.5 shares granted under the 2006 Plan with an aggregate fair value of US$1.7 million were outstanding, of which options related to 526,127 shares have been fully vested. Options related to 1,900,112.5 shares granted under the 2010 Plan with an aggregate fair value of US$5.0 million were outstanding, of which options related to 842,371 shares have been fully vested. Options related to 1,154,375 shares have been forfeited as a result of certain employees terminating their services with us.

Fair value of equity

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options granted before our initial public offering, we, with the assistance of independent appraisers, performed retrospective valuation instead of contemporaneous valuation because, at the time of the valuation dates, our financial and limited human resources were principally focused on business development and marketing efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. Specifically, the “Level B” recommendation in paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used.

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

Our cash flows were discounted to present value using discount rates that reflect the risks the management perceived as being associated with achieving the forecasts and are based on the estimate of our weighted average cost of capital, or WACC, on each respective grant or re-measurement date. The WACCs were derived by using the capital asset pricing model, a method that market participants commonly use to price securities. Under the capital asset pricing model, the discount rate was determined considering the risk-free rate, industry-average correlated relative volatility coefficient, or beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections. Using this method, we determined the appropriate discount rates to be 20.0% as of December 31, 2009.

We also applied a discount for lack of marketability to reflect the fact that, at the time of the grants, we were a privately held company and there was no public market for our equity securities. To determine the discount for lack of marketability, we and the independent appraisers used the Black-Scholes option pricing model. Pursuant to that model, we used the cost of a put option, which can be used to hedge the price change before a privately held share can be sold, as the basis to determine the discount for lack of marketability. A put option was used because it incorporates certain company-specific factors, including timing of the expected initial public offering and the volatility of the share price of the guideline companies engaged in the same industry. Volatility of 61.9% was determined by using the mean of volatility of the comparable companies as of December 31, 2009. In evaluating comparable companies, we determined they should:

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

We completed our initial public offering, of 10,600,000 ADSs, each representing one ordinary share, in November 2010. On November 17, 2010, we listed our ADSs on the New York Stock Exchange, or the NYSE, under the symbol “BITA.” Subsequent to our initial public offering date, we have used the price of our publicly traded shares on grant date for purposes of determining the grant date fair value of our ordinary shares.

Fair value of our ordinary shares

In determining the fair value of our ordinary shares before our initial public offering, because the equity value of our Company for the years ended 2009 included both preferred shares and ordinary shares, the fair value of the equity was allocated to preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, we treat ordinary shares and preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. We considered various terms of the preferred shares and ordinary shares, including the level of seniority, dividend policy, probability of the completion of an initial public offering, special redemption terms and preferential allocation upon liquidation of the enterprise in the option-pricing method. The dividend yield as of 2009 was assessed to be zero because our company has not declared dividends and does not expect to do so in the near future. The expected volatility of our ordinary shares was based on the comparable companies in the same industry, which are listed and publicly traded over the most recent period. Had we used different estimates of volatility, the allocations of value between preferred shares and ordinary shares would have been different. As a result, we estimated that the fair value of our ordinary shares was US$2.40 per share as of December 31, 2009.

Fair value of share options

We, with the assistance of independent appraisers, estimated the share-based payments for share options on the grant dates based on each option’s fair value as calculated using the binomial option model and the following assumptions and inputs:

	The 2006 Plan Vesting Period of 3 Years	The 2006 Plan Vesting Period of 4 Years and the 2010 Plan	The 2010 Plan
Grant date	December 28, 2010	December 28, 2010	February 8, 2010
Fair value per share	US$10.16	US$10.16	US$3.02
Exercise price per share	US$10.20	US$10.20	US$3.20
Risk-free interest rate of return	3.58%	3.58%	3.62%
Dividend yield	0	0	0
Expected volatility	68.54%	68.54%	59.8%
Weighted-average fair value per option granted	$5.08	$5.36	$3.60

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

Fair value estimates

Because the fair values of our Series A, B, C, D-1 and D-2 convertible preference shares, and convertible promissory notes recorded in the consolidated statements of financial position as of 2009 could not be derived from active markets, they were determined using the binomial option model. The major inputs to the valuation model for the assessment of the fair values of our Series A, B, C, D-1 and D-2 convertible preference shares, and convertible promissory notes were the enterprise value of our company, expected volatility of our share price and discount rate. The enterprise value of our company was assessed based on discounted cash flow model. Inputs to these models were taken from observable markets where possible. Where not feasible, a degree of judgment was required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. We based our fair value estimates on assumptions we believed to be reasonable, but such assumptions are unpredictable and inherently uncertain. As such, actual future results may differ from these estimates. The major inputs of the binomial model are as follows:

December 31, 2009
Total fair value of equity (US$ million)	95.4
Expected volatility	61.9%
Dividend yield	0
Risk-free rate	2.8%

We estimated the fair value of our equity to be US$95.4 million as of December 31, 2009. For a detailed discussion on the calculation of the fair value of equity, see “—Critical Accounting Policies—Fair value of equity.” The increase in the fair value of our equity is attributable to the same reasons as the increase in the fair value of our ordinary shares. See “—Critical Accounting Policies—Fair value of our ordinary shares.”

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

Key assumptions were used in the value in use calculation of each cash-generating unit as of December 31, 2010 and December 31, 2011. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

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

We performed an annual impairment test as at the balance sheet date to assess the cash-generating units’ respective recoverable amounts, and concluded that there was no impairment as the recoverable amounts of the cash-generating units exceeded their carrying amounts. There were no indicators of impairment noted for 2010 and 2011.

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

We evaluate our intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of intangible assets may not be recoverable. If such an indication exists, we estimate the asset’s recoverable amount. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2010 and 2011.

Impairment of trade receivables

We recognize a provision for impairment when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. We have made judgments based on the age of the trade receivables and the customer specific credit risk in relation to the impairment of the trade receivable balances, which include the incurrence of losses, and amounts expected to be recovered in respect of any impaired trade receivables.

Treasury shares

Our own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statements of comprehensive income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in share premium. Voting rights related to treasury shares are nullified for us and no dividends are allocated to them.

Investment in an associate

Our investment in an associate is accounted for using the equity method. An associate is an entity in which we have significant influence. Under the equity method, the investment in the associate is carried on at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects our share of the profit or loss, and other comprehensive income of the associate. Unrealized gains and losses resulting from transactions between us and the associate are eliminated to the extent of the interest in the associate.

Our share of profit of an associate is the profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate. The financial statements of the associate are prepared for the same reporting period as us. When necessary, adjustments are made to bring the accounting policies in line with us. After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on its investment in its associate. We determine at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognize the amount in the share of profit of an associate in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associate, we measure and recognize any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

Discontinued Operations

In early 2010, we adopted a corporate strategy to focus on our core Internet-related business that includes our bitauto.com business, our taoche.com business and our digital marketing solutions business. On May 31, 2010, we distributed the net assets of certain of our SPEs that provide advertising services focusing on traditional media forms such as radio, television, newspapers and magazines, to our shareholders. We discontinued these businesses because we intend to focus on our long-term growth strategy to provide Internet content and marketing services for China’s automotive industry. We recognized a distribution to shareholders of RMB102.0 million (US$16.2 million) in 2010, which included RMB8.1 million (US$1.3 million) cash balance of the distributed entities.

The financial results associated with the distributed entities have been presented as discontinued operations for all periods presented in this annual report. The following table sets forth a summary of the results of operations for the distributed entities:

	For the Year Ended December 31,
	2009	2010
	RMB	RMB
	(In thousands)
Discontinued Operations
Revenue	125,407	32,896
Cost of revenue	(99,548)	(31,579)

Gross profit	25,859	1,317
Expenses	(75,447)	(28,709)
Interest income	50	—
Other (expenses)/income	(1,374)	327

Loss before tax from discontinued operations	(50,912)	(27,065)
Income tax expense	(3,400)	(24,245)

Loss from discontinued operations	(54,312)	(51,310)

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Continuing Operations
Revenue	293,313	458,105	669,954	106,445
Cost of revenue	(105,746)	(148,701)	(213,770)	(33,965)

Gross profit	187,567	309,404	456,184	72,480
Selling and administrative expenses(1)	(125,268)	(212,002)	(347,734)	(55,249)
Product development expenses	(17,090)	(29,778)	(36,635)	(5,821)

Operating profit	45,209	67,624	71,815	11,410
Other income	595	5,358	24,840	3,947
Other expenses	(1,168)	(1,346)	(2,372)	(377)
Changes in fair value of derivative component of convertible preference shares	(33,305)	(1,270,702)	—	—
Changes in fair value of convertible promissory notes	680	—	—	—
Interest income	373	618	3,963	630
Interest expense	—	(993)	(1,238)	(197)
Finance costs on convertible preference shares	(14,917)	(9,355)	—	—
Share of loss of an associate(2)	—	—	(77)	(12)

Profit/(loss) before tax from continuing operations	(2,533)	(1,208,796)	96,931	15,401
Income tax expense	(3,503)	(13,185)	(9,758)	(1,550)

Profit/(loss) from continuing operations	(6,036)	(1,221,981)	87,173	13,851

(1)

Including share-based payments of RMB0.3 million, and RMB7.5 million and RMB18.7 million (US$3.0 million) in 2009, 2010 and 2011, respectively and including non-capitalized initial public offering expenses of RMB4.8 million in 2010.

(2)

On May 24, 2011, we acquired a 49% interest in Beijing Xinchuang Interactive Advertising Company Limited, or BXIA, whose principal activities were intended to be the provision of advertising services. BXIA is in the start-up phase with no material operations, and is a private entity that is not listed on any public exchange. Our investment in BXIA was accounted for under the equity method. During the year ended December 31, 2011, our share of the loss of BXIA was only RMB0.77 million.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Our total revenue increased by 46.2% from RMB458.1 million in 2010 to RMB670.0 million (US$106.4 million) in 2011. This increase was primarily due to the growth of our bitauto.com business, taoche.com business and digital marketing solutions business.

Our bitauto.com business. Revenue from our bitauto.com business increased by 59.1% from RMB291.1 million in 2010 to RMB463.3 million (US$73.6 million) in 2011, mainly due to an increase in the number of our Easypass subscribers, the increased advertising spending by automakers and automobile dealers on our bitauto.com website and improved penetration in established regions. Revenue from our new automobile dealer subscription services increased from RMB87.3 million in 2010 to RMB158.8 million (US$25.2 million) in 2011, primarily because our Easypass subscribers increased by 79.4% to 6,302 in 2011 from 3,512 in 2010.

Revenue from our advertising services on our bitauto.com website increased from RMB203.8 million in 2010 to RMB304.5 million (US$48.4 million) in 2011, primarily attributable to the increased number of automaker customers placing advertisements on our bitauto.com website and the increased average advertising spending by these customers.

Our taoche.com business. Revenue from our taoche.com business increased by 48.0% from RMB19.0 million in 2010 to RMB28.1 million (US$4.5 million) in 2011. This increase was mainly driven by increases in both the number of advertising customers and the number of Transtar customers. Our advertising customers increased from 248 in 2010 to 411 in 2011, and our Transtar customers increased from 1,409 in 2010 to 1,759 in 2011. Revenue from our advertising services on our taoche.com website increased from RMB14.6 million in 2010 to RMB20.3 million (US$3.2 million) in 2011. Revenue from our used automobile dealer listing services increased from RMB4.4 million in 2010 to RMB7.8 million (US$1.2 million) in 2011 primarily due to an increase in our Transtar customers.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 20.6% from RMB148.0 million in 2010 to RMB178.5 million (US$28.4 million) in 2011. The increase was attributable to an overall market growth driven by automakers allocating more of their advertising budget to online marketing platforms, an increase in spending by existing customers as well as an increase in the number of new customers.

Cost of Revenue. Our cost of revenue increased by 43.8% from RMB148.7 million in 2010 to RMB213.8 million (US$34.0 million) in 2011. This increase was due to increases in cost of revenue from all our lines of business.

Our bitauto.com business. Cost of revenue from our bitauto.com business increased by 30.8% from RMB79.8 million in 2010 to RMB104.3 million (US$16.6 million) in 2011. This increase was mainly due to the increase in business taxes in line with growth of revenue.

Our taoche.com business. Cost of revenue from our taoche.com business increased by 36.9% from RMB27.5 million in 2010 to RMB37.6 million (US$6.0 million) in 2011. This increase was largely attributable to the increase in personnel-related expenses for our website editorial team, bandwidth leasing cost and higher total fees paid to our partner websites to distribute our dealer customers’ used automobile listing information.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 73.4% from RMB41.4 million in 2010 to RMB71.8 million (US$11.4 million) in 2011. This increase was mainly due to the provision of higher-direct-cost services, such as event planning and execution, which accounted for a larger percentage of the total services provided to digital marketing solutions customers.

Gross Profit. Our gross profit increased by 47.4% from RMB309.4 million in 2010 to RMB456.2 million (US$72.5 million) in 2011.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 64.0% from RMB212.0 million in 2010 to RMB347.7 million (US$55.2 million) in 2011. This increase was mainly due to an increase in marketing expenses. To a lesser extent, the increase was also attributable to the increase in salaries and benefits and an increase in the number of employees.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 53.6% from RMB83.5 million in 2010 to RMB128.2 million (US$20.4 million) in 2011. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Marketing expenses. Our marketing expenses increased by 77.3% from RMB73.2 million in 2010 to RMB129.7 million (US$20.6 million) in 2011. This increase was mainly due to marketing expenses relating to the cooperative agreement between Bitauto and Baidu, Inc., pursuant to which bitauto.com exclusively provides auto-related content for Baidu’s open data platform starting June 1, 2011.

Office expenses. Our office expenses increased by 57.6% from RMB19.0 million in 2010 to RMB29.9 million (US$4.8 million) in 2011. This increase was mainly attributable to the professional fees occurred in 2011, which were mostly capitalized as initial public offering expenses in 2010.

Operating lease expenses. Our operating lease expenses increased by 4.8% from RMB17.5 million in 2010 to RMB18.3 million (US$2.9 million) in 2011, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 23.0% from RMB29.8 million in 2010 to RMB36.6 million (US$5.8 million) in 2011. This increase was primarily due to an increase in research and development personnel expenses.

Income Tax Expense. Our income tax expense decreased from RMB13.2 million in 2010 to RMB9.8 million (US$1.6 million) in 2011. This decrease was primarily because BBII was designated as a High and New Technology Enterprise and eligible to enjoy a lower tax rate associated with this status. See “—Taxation.”

Profit/(Loss) from Continuing Operations. As a result of foregoing, we had a profit of RMB87.2 million (US$13.9 million) in 2011 compared to a loss of RMB1,222.0 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue. Our total revenue increased by 56.2% from RMB293.3 million in 2009 to RMB458.1 million in 2010. This increase was primarily due to an increase in the number of our customers and an increased demand in all our lines of business as our dealer and automaker customers expand their business activities.

Our bitauto.com business. Revenue from our bitauto.com business increased by 82.8% from RMB159.3 million for 2009 to RMB291.1 million in 2010, mainly due to an increase in the number of our Easypass subscribers and the increased advertising spending by automakers and automobile dealers on our bitauto.com website. Our Easypass subscribers increased to 3,512 in 2010 from 1,965 in 2009. Revenue from our new automobile dealer subscription services increased from RMB50.7 million in 2009 to RMB87.3 million in 2010, and revenue from our advertising services on our bitauto.com website increased from RMB108.6 million in 2009 to RMB203.8 million in 2010, primarily attributable to the increased number of automaker customers placing advertisements on our bitauto.com website and the increased average advertising spending by these customers.

Our taoche.com business. Revenue from our taoche.com business increased by 55.5% from RMB12.2 million in 2009 to RMB19.0 million in 2010. This increase was mainly driven by increases in both the number of advertising customers and the number of Transtar customers. Our advertising customers increased from 80 in 2009 to 248 in 2010, and our Transtar customers increased from 774 in 2009 to 1,409 in 2010. Revenue from our advertising services on our taoche.com website increased from RMB11.3 million in 2009 to RMB14.6 million in 2010. Revenue from our used automobile dealer listing services increased from RMB0.9 million in 2009 to RMB4.4 million in 2010.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 21.5% from RMB121.8 million in 2009 to RMB148.0 million in 2010. This increase was attributable to the overall growth of our customers’ advertising spending and a major automobile customer we added in 2010.

Cost of Revenue. Our cost of revenue increased by 40.6% from RMB105.7 million in 2009 to RMB148.7 million in 2010. This increase was due to increases in cost of revenue from all our lines of business as a result of the growth in both our Internet traffic and the number of our employees in 2010.

Our bitauto.com business. Cost of revenue from our bitauto.com business increased by 38.2% from RMB57.7 million in 2009 to RMB79.8 million in 2010. This increase was mainly due to the increased fees we paid to most of our partner websites to distribute dealer customers’ automobile pricing and promotional information, and an increase in business taxes in line with growth of revenue.

Our taoche.com business. Cost of revenue from our taoche.com business increased by 64.4% from RMB16.7 million in 2009 to RMB27.5 million in 2010. This increase was largely attributable to higher total fees paid to our partner websites to distribute our dealer customers’ used automobile listing information as we expanded our number of partner websites. We also incurred higher bandwidth leasing fees resulting from higher Internet traffic to our taoche.com website in 2010.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 32.4% from RMB31.3 million in 2009 to RMB41.4 million in 2010. This increase was mainly attributable to the increase in personnel expenses resulting from the increased number of employees directly engaged in revenue-generating activities.

Gross Profit. Our gross profit increased by 65.0% from RMB187.6 million in 2009 to RMB309.4 million in 2010.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 69.2% from RMB125.3 million in 2009 to RMB212.0 million in 2010. This increase was primarily due to the increase in salaries and benefits and marketing expenses to enhance brand awareness and operating lease expenses related to operational expansion.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 69.3% from RMB49.3 million in 2009 to RMB83.5 million in 2010. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Marketing expenses. Our marketing expenses increased by 55.4% from RMB47.1 million in 2009 to RMB73.2 million in 2010. This increase was mainly due to increased expenses paid to Internet search companies and incurred in connection with our annual China Automotive Industry Forum in 2010, where we hosted over 1,500 automotive dealer participants. This increase also included additional marketing expenses incurred in connection with our participation in the annual automotive exhibition as part of our marketing strategies to enhance our brand image and industry influence.

Office expenses. Our office expenses increased by 71.5% from RMB11.1 million in 2009 to RMB19.0 million in 2010. This increase was mainly attributable to non-capitalized initial public offering expenses of RMB4.8 million incurred in 2010.

Operating lease expenses. Our operating lease expenses increased by 92.8% from RMB9.1 million in 2009 to RMB17.5 million in 2010, mainly because we rented additional office space for our headquarters in Beijing and our offices in other cities as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 74.2% from RMB17.1 million in 2009 to RMB29.8 million in 2010. This increase was primarily due to an increase in research and development personnel expenses.

Changes in Fair Value of Derivative Component of Convertible Preference Shares. We recognized a loss of RMB1,270.7 million in 2010 compared to a loss of RMB33.3 million in 2009, mainly attributable to the increase in the fair value of the derivative component of our Series A, B and C convertible preference shares from RMB186.6 million as of December 31, 2009 to RMB1,168.7 million as of November 17, 2010 and the increase in the fair value of our Series D-1 and D-2 convertible preference shares from RMB150.8 million as of December 31, 2009 to RMB407.9 million as of November 17, 2010. The increase in the fair value of our convertible preference shares was due to our strong business growth and improving business outlook.

Income Tax (Expense)/Benefit. Our income tax expense increased from RMB3.5 million in 2009 to RMB13.2 million in 2010. This increase was primarily because unlike in 2009, we no longer had loss carryover in 2010 to reduce our tax liability. In addition, we accrued income tax at a higher rate due to a potential rule change by the local tax authority. See “—Taxation.”

(Loss)/Profit from Continuing Operations. As a result of foregoing, we incurred a loss of RMB1,222.0 million in 2010 compared to a loss of RMB6.0 million in 2009.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2009, 2010 and 2011 were a decrease of 0.7%, an increase of 3.3% and an increase of 5.4%, respectively. The year-over-year percent changes in the consumer price index for January 2010, 2011 and 2012 were increases of 1.5%, 4.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by Us

We adopted new standards and interpretations as of January 1, 2011, noted below:

IAS 24, Related Party Disclosures (amendments)

The IASB issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasize a symmetrical view of related party relationships and clarifies the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the amendment introduces an exemption from the general related party disclosure requirements for transactions with government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The adoption of the amendment did not have any impact on our financial position or performance.

IAS 32, Financial Instruments: Presentation—Classification of Rights Issues (amendment)

The IASB issued an amendment that alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has had no effect on our financial position or performance because we do not have these types of instruments.

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment)

The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognized as a pension asset. We are not subject to minimum funding requirements in PRC, therefore, the amendment of the interpretation has no effect on our financial position or performance.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation has had no effect on our financial position or performance because we have not extinguished financial liabilities with equity instruments.

New Standards, Amendments and Interpretations to Existing Standards Not Yet Adopted by Us

The following standards are not yet effective. The standards will be adopted in the period they become effective. We are still in the process of determining the impact of each of the standards.

Effective for the 2012 financial year

IFRS 7, Financial Instruments: Disclosures—Enhanced Derecognition Disclosure Requirements. The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on our financial position or performance.

IAS 12, Income Taxes—Recovery of Underlying Assets. The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. We are currently assessing the impact that this standard will have on the financial position and performance. The amendment becomes effective for annual periods beginning on or after January 1, 2012.

Effective for the 2013 financial year

IAS 1, Financial Statement Presentation—Presentation of Items of Other Comprehensive Income (“OCI”). The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and therefore, has no impact on our financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

IFRS 10, Consolidated Financial Statements- IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It replaces SIC-12 Consolidation—Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities (now termed ‘structured entities’). The changes introduced by IFRS 10 will require us to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. We are currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements- IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers- IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. We are currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 12, Disclosure of Involvement with Other Entities-IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. We are currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. We are currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IAS 19, Employee Benefits (Amendment). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism for recognizing actuarial gains and losses on defined benefit pension plans and the concept of expected returns on plan assets to simple clarifications and re-wording. We are currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IAS 27, Separate Financial Statements (as revised in 2011). As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. We are currently assessing the impact that this standard will have on the financial position and performance. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

IAS 28, Investments in Associates and Joint Ventures (as revised in 2011). As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. We are currently assessing the impact that this standard will have on the financial position and performance. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 7, Financial Instruments: Offsetting Disclosures (Amendment)—This amendment requires entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards followed, and the related net credit exposure. This information will help investors understand the extent to which an entity has set off in its balance sheet and the effects of rights of set-off on the entity’s rights and obligations. We are currently assessing the impact that this standard will have on the financial position and performance. The disclosures are effective for annual periods beginning on or after January 1, 2013. Retrospective application will be required to maximize comparability between periods.

Effective for the 2014 financial year

IAS 32 Financial Instruments: Offsetting (Amendment)—This amendment addresses inconsistencies in current practice when applying the offsetting criteria in IAS 32 Financial Instruments: Presentation. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’; and that some gross settlement systems may be considered equivalent to net settlement. We are currently assessing the impact that this standard will have on the financial position and performance. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

Effective for the 2015 financial year

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

We are currently assessing the impact that this standard will have on the financial position and performance. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

B.	Liquidity and Capital Resources

Our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary and its SPEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of its net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB5.7 million (US$0.9 million) as of December 31, 2011. For periods from our inception to December 31, 2010, no restricted portion was recorded because we did not have after-tax profits.

To date, our principal sources of liquidity have been cash collected from customers, more recently, the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares and the net proceeds from our initial public offering in 2010. See “Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions.” As of December 31, 2011, we had RMB601.4 million (US$95.5 million) in cash and cash equivalents. On April 30, 2010, we entered into a RMB30.0 million revolving line of credit agreement available until April 29, 2011 with China Merchants Bank. The revolving line of credit is wholly guaranteed by Beijing Zhong Guan Cun High Technology Guarantee Company Limited, which is a professional guarantee institute mainly funded by the Chinese government and provides credit guarantees to high-tech enterprises. As of December 31, 2010, we had drawn RMB20.0 million from the line of credit, which was repaid in January 2011. Although we consolidate the results of our PRC SPEs, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Item 7.B Related Party Transactions—Contractual Arrangements with our PRC Special Purpose Entities and Their Shareholders.”

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

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from/(used in) operating activities	3,161	14,510	(86,690)	(13,774)
Net cash used in investing activities	(31,134)	(17,955)	(71,536)	(11,366)
Net cash from/(used in) financing activities	77,896	656,277	(39,118)	(6,215)

Net increase/(decrease) in cash and cash equivalents	49,923	652,832	(197,344)	(31,355)
Net foreign exchange difference	95	(286)	(4,419)	(702)
Cash and cash equivalents at beginning of the period	100,577	150,595	803,141	127,606

Cash and cash equivalents at the end of the period	150,595	803,141	601,378	95,549

Operating Activities

Net cash used in operating activities was RMB86.7 million (US$13.8 million) for the year ended December 31, 2011. This amount was (i) primarily attributable to profit before tax from continuing operations of RMB96.9 million (US$15.4 million), (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB10.6 million (US$1.7 million) and share-based payment of RMB18.7 million (US$3.0 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB33.3 million (US$5.3 million) and (iii) offset by certain non-cash adjustments, primarily an unrealized exchange gains of RMB24.1 million, and changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB211.3 million (US$33.6 million) in trade receivables. The increase in trade receivables was primarily attributable to higher sales volume in 2011. See “—B. Liquidity and Capital Resources—Trade Receivables and Payables” for more detailed information regarding our trade receivables.

Net cash from operating activities was RMB14.5 million for the year ended December 31, 2010. This amount was (i) primarily attributable to loss before tax from continuing operations of RMB1,208.8 million and loss before tax from discontinued operations of RMB27.1 million, (ii) adjusted for certain non-cash expenses, principally an increase in fair value of derivative component of convertible preference shares of RMB1,270.7 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB58.9 million and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB82.6 million in trade receivables and an increase of RMB42.3 million in bills receivables. The increase in trade payables was primarily attributable to the increase in purchases from media vendors in 2010, which was in line with the increase in our sales volume. The increase in trade and bills receivables were primarily attributable to higher sales volume in 2010.

Net cash from operating activities was RMB3.2 million for the year ended December 31, 2009. This amount was (i) primarily attributable to loss before tax from continuing operations of RMB2.5 million and loss before tax from discontinued operations of RMB50.9 million, (ii) adjusted for certain non-cash expenses, principally an increase in fair value of derivative component of convertible preference shares of RMB33.3 million, finance costs for our convertible preference shares of RMB14.9 million, depreciation of property, plant and equipment of RMB5.8 million and amortization of intangible assets of RMB4.6 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB95.2 million and other payables and accruals of RMB17.6 million and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB72.1 million in trade receivables, an increase of RMB16.1 million in bills receivables and an increase of RMB8.8 million in prepayments and other receivables. The increase in trade payables was primarily attributable to the increase in the overall costs and expenses, which was in line with the expansion of our sales activities. In addition, we extended the payment terms to small media vendors in 2009 as compared to in 2008, reflecting our enhanced bargaining power. The increase in trade receivables was in line with higher sales volume due to an increase in the number of our customers and their demand for our services. In addition, we consider various factors, including historical experience, the age of the accounts receivable balances, credit quality of our customers, current economic conditions, and other factors that may affect customers’ ability to pay. Based on the results of the credit evaluations and our credit policy, we concluded, at the outset of the sales arrangements, that our customers were creditworthy. Accordingly, the sales to our customers met the collectability criteria for revenue recognition at the outset of the arrangements.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment and to our acquisition activities.

Net cash used in investing activities was RMB71.5 million (US$11.4 million) for the year ended December 31, 2011. This amount was primarily attributable to RMB44.9 million (US$7.1 million) used in an acquisition of a subsidiary, RMB17.1 million (US$2.7 million) used in the purchase of property, plant and equipment, and RMB9.1 million (US$1.4 million) used in the purchase of intangible assets.

Net cash used in investing activities was RMB18.0 million for the year ended December 31, 2010. This amount was primarily attributable to RMB17.6 million used in the purchase of property, plant and equipment.

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

Financing Activities

Net cash from by financing activities was RMB39.1 million (US$6.2 million) for the year ended December 31, 2011, mainly attributable to RMB20.0 million (US$3.2 million) repayment for the line of credit with China Merchants Bank and RMB16.5 million (US$2.6 million) used in the share repurchase program.

Net cash from by financing activities for the year ended December 31, 2010 was RMB656.3 million, which was primarily attributable to the proceeds from our initial public offering net of issuance costs amounting to RMB644.3 million, as well as RMB20.0 million withdrawn from the line of credit with China Merchants Bank partially offset by the RMB8.1 million distribution to our shareholders in connection with the distribution of our non-core business.

Net cash from by financing activities was RMB77.9 million for the year ended December 31, 2009, mainly attributable to proceeds from issuance of Series D-1 convertible preference shares with an aggregated principal amount of RMB82.0 million and offset by the associated financing cost of RMB4.1 million.

Trade Receivables and Payables

For the advertising agent services we provide through our digital marketing solutions business, we act as an agent in placing advertisements on the websites of our media vendors on behalf of our automaker customers. We receive fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis in our consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related accounts receivable or payable recorded on a gross basis. For the advertising services we provide through our bitauto.com business and taoche.com business, we act as the principal in the arrangement and record revenues on a gross basis in our consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with our customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, we enter into publishing schedule agreements with our automaker and automobile dealer customers, before we enter into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. At such time, we record receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through us. Gross billings include the gross value of advertisements placed by our customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2011 amounted to RMB1,173.0 million compared to RMB960.2 million for the year ended December 31, 2010.

As of December 31, 2011, our trade receivables were RMB433.8 million (US$68.9 million), and our trade payables were RMB201.1 million (US$32.0 million). Of these receivables and payables, RMB156.2 million

(US$24.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers under the publishing schedule agreements. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. The remaining trade receivables as of December 31, 2011 were RMB277.6 million. We have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. However, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due and in advance of when we receive the related payments from our automaker customers. In addition, we may incur penalties for late payments. See “Risk Factors—Risks Related to Our Business and Industry—We may be liable to pay the media vendors in connection with the advertisements we placed with them on behalf of our automaker customers even if we fail to collect some or all the payments from these automaker customers.”

Capital Expenditures

Our capital expenditures amounted to RMB36.0 million, RMB18.1 million and RMB71.6 million (US$11.4 million) in 2009, 2010 and 2011, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets and acquisitions of subsidiaries. We expect our capital expenditures in 2012 to consist principally of similar types of items.

See Item 18 “Financial Statements.”

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

The “ ” and “ ” trademarks, or “Easypass” and “Transtar”, respectively, in English, the bitauto.com and taoche.com domain names, our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among Internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “Bitauto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2012, we hold 329 registered trademarks, 58 pending trademark applications and 21 computer software copyrights in China. We have registered 1,596 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.taoche.com.

We incurred research and development expenses of RMB17.1 million, RMB29.8 million and RMB36.6 million (US$5.8 million) in 2009,2010 and 2011, respectively.

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2011 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	47,082	19,482	24,205	3,395	—

(1)

Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During 2011, our operating lease obligations increased to RMB47.1 million as a result of additional office space leased for our headquarters in Beijing for a five-year lease term.

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	37	Chairman of the Board of Directors, Chief Executive Officer
Jingning Shao	41	Director, President
Xuan Zhang	36	Chief Financial Officer
Erhai Liu	43	Director
Ruby Lu	41	Director
Yu Long	39	Director
Sidney Xuande Huang	46	Director
Weihai Qu	36	Director, Senior Vice President

Mr. Bin Li is our founder and has served as our chairman of the board of directors and chief executive officer since 2005. In 2002, Mr. Li and Mr. Weihai Qu, our senior vice president, co-founded Beijing C&I Advertising Company Limited, one of our SPEs in China, and has served as its chairman of the board of directors and chief executive officer since its inception. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. In 1996, Mr. Li co-founded Beijing Antarctic Technology Development Co., Ltd., a pioneer web hosting service provider in China, and served as its director and general manager from 1996 to 2000. Mr. Li currently also serves as the vice-chairman of China Automobile Dealers Association, or CADA, and was recognized by CADA in 2008 as one of the top 10 most influential and distinguished people in China’s automobile dealer industry in the past 30 years. Mr. Li received his Bachelor’s degree in Sociology from Peking University where he minored in Law.

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

Mr. Xuan Zhang has served as our chief financial officer since 2009 and was our vice president of finance from 2006 to 2009. Mr. Zhang has over 10 years of operational and managerial experiences with both multinational companies and local Chinese companies. His extensive involvement in Bitauto’s strategy and operations contributed significantly to the growth of the Company and the Company’s successful listing on NYSE in 2010. Prior to 2006, Mr. Zhang co-founded a consulting firm that provided professional marketing, finance and HR services to local Fortune 500 companies and multinationals in China. He also was a manager of both Ernst & Young LLP and PricewaterhouseCoopers LLP from 2000 to 2004. Mr. Zhang is a certified public accountant in the State of New York and he received both of his Bachelor’s degrees in Finance and Accounting from New York University.

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

Ms. Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long is a chief executive of Bertelsmann China Corporate Center and a managing director of Bertelsmann Asia Investments AG, the strategic investment arm of Bertelsmann AG based in Beijing, China. Ms. Long also serves on the board of directors of other Bertelsmann portfolio companies, including BMG Music, China Distance Education Holdings Limited, and Optimix. Ms. Long joined Bertelsmann in New York in 2005 before moving to Asia in 2007. Prior to that, Ms. Long was a lead anchor and later a producer of Sichuan Broadcasting Group from 1996 to 2003 and a host and producer of Chengdu People’s Radio Broadcasting Networks from 1994 to 1996. Ms. Long received her Bachelor’s degree in Electrical Engineering from the University of Electronic Science and Technology in China and her MBA from the Stanford Graduate School of Business.

Mr. Sidney Xuande Huang has served as our independent director since 2010. Mr. Huang has been the co-president of VanceInfo Technologies Inc., a China-based outsourcing and IT services provider, since 2011. Mr. Huang also served as VanceInfo’s chief operating officer from 2008 until 2010 and its chief financial officer since 2006. Prior to joining VanceInfo, he served as the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Prior to 2004, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He was a Certified Public Accountant in the State of New York. Mr. Huang has also served as a director of Beijing Enlight Media Limited since 2010. Mr. Huang obtained his master’s of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2011, we paid an aggregate of approximately RMB3.4 million (US$0.54 million) in cash compensation to our executive officers and directors as a group, which includes bonuses, salaries and social welfare benefits, and paid an aggregate of approximately RMB97,428 (US$15,480) in premiums for commercial medical insurance coverage for one executive officer. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with his or her employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, each executive officer has agreed to be bound by non-competition restrictions during his or her employment for [two] year after the termination of his or her employment. Specifically, each executive officer has agreed (i) not to provide services to, own or operate any business that provides products, services or technologies substantially similar to the business currently conducted or proposed to be conducted by us; (ii) interfere with our business or solicit any of our suppliers or customers in connection with our business activities; and (iii) solicit any employee or consultant who was employed or was engaged by us at any time in the year preceding such termination.

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2012, options to purchase 723,512.5 ordinary shares under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2012, the shares related to options granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Shares		Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sidney Xuande Huang	*		10.20	December 28, 2010	December 28, 2020	3 years
Other individuals as a group	184,762.5	(1)	10.20	December 28, 2010	December 28, 2020	3 years or 4 years
Other individuals as a group	445,000	(1)	0.4	December 31, 2006	December 31, 2016	3 years

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2012, certain employees terminated their services with us and accordingly forfeited options related to 155,000 shares granted to them under the 2006 Plan.

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

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2012, options to purchase 1,900,112.5 ordinary shares under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2012, the shares related to options granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Shares		Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	50,000		10.20	December 28, 2010	December 28, 2020	4 years
Jingning Shao	375,000		3.20	February 8, 2010	February 8, 2020	4 years
	125,000		10.20	December 28, 2010	December 28, 2020	4 years
Xuan Zhang	*		3.20	February 8, 2010	February 8, 2020	(2)
	*		10.20	December 28, 2010	December 28, 2020	4 years
Other individuals as a group	695,625	(1)	3.20	February 8, 2010	February 8, 2020	4 years
Other individuals as a group	341,987.5	(1)	10.20	December 28, 2010	December 28, 2020	4 years

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2012, certain employees terminated their services with us and accordingly forfeited options related to 999,375 shares granted to them under the 2010 Plan.
(2)	25% has been vested and exercised, 37.5% vested on December 31, 2011 and 37.5% to be vested on December 31, 2012.

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

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of these committees. Each committee’s members and functions are summarized below.

Audit Committee. Our audit committee consists of Mr. Sidney Xuande Huang, Ms. Yu Long and Mr. Erhai Liu. Mr. Sidney Xuande Huang is the chairman of our audit committee and meets the criteria of an audit committee financial expert under applicable rules. Mr. Sidney Xuande Huang, Ms. Yu Long and Mr. Erhai Liu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Erhai Liu and Ms. Yu Long. Mr. Erhai Liu is the chairman of our compensation committee. Each of Mr. Erhai Liu and Ms. Yu Long satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors; and

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Bin Li, Ms. Ruby Lu and Mr. Erhai Liu. Mr. Bin Li is the chairman of our nominating and corporate governance committee. Mr. Erhai Liu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Terms of Directors and Officers

Our directors may hold office for such term as the shareholders or the Board may determine or in the absence of such determination until their successors are elected or appointed or their office is otherwise vacated in accordance with our articles of association. Each director whose term of office expires shall be eligible for re-election at a meeting of the board. A director will vacate office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors, or (ii) is found to be or becomes of unsound mind or dies.

Our officers are elected by and serve at the discretion of the board of directors.

D. Employees

We had 1,109, 1,290 and 1,737 employees as of December 31, 2009, 2010 and 2011, respectively. Of all the employees as of December 31, 2011, 1,124 were located in Beijing, and 613 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2011:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	944	54.3
Editorial and creative	335	19.3
Product development	316	18.2
General and administrative	142	8.2

Total	1,737	100.0%

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

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2012 by:

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

	Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Bin Li(1)	9,032,497.5	21.7
Jingning Shao	*	*
Weihai Qu(2)	9,019,997.5	21.7
Erhai Liu(3)	4,056,235	9.7
Ruby Lu(4)	7,216,770	17.3
Yu Long(5)	3,484,345	8.4
Sidney Xuande Huang	*	*
Xuan Zhang	*	*
All Directors and Executive Officers as a group	24,289,535	57.7

Principal Shareholders:
Proudview Limited(6)	9,019,997.5	21.7%
DCM IV, L.P. and DCM Affiliates Fund IV, L.P.(7)	7,216,770	17.3%
LC Fund II(8)	4,056,235	9.7%
Bertelsmann Asia Investment AG(9)	3,484,345	8.4%
Tiger Global Management, LLC(10)	2,665,471	6.4%

*	Less than 1% of our total outstanding shares.
(1)

Includes 9,019,997.5 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li, and 12,500 ordinary shares Mr. Li has the right to acquire upon exercise of the share options within 60 days after the date of this annual report. Mr. Li is a director of Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(2)

Includes 9,019,997.5 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Weihai Qu and Mr. Bin Li. The business address of Mr. Qu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

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

(5)

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

(6)	Proudview Limited is a British Virgin Islands company and is 86.3% owned by Mr. Bin Li and 13.7% owned by Mr. Weihai Qu. Mr. Li has sole voting and investment power over all the shares held by

Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(7)

Includes 7,037,792.5 ordinary shares held by DCM IV, L.P., and 178,977.5 ordinary shares held by DCM Affiliates Fund IV, L.P. The general partner of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., whose general partner is DCM International IV, Ltd. DCM International IV, Ltd., through DCM Investment Management IV, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Peter W. Moran and Thomas Blaisdell, the directors of DCM International IV, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(8)

LC Fund II is a Cayman Islands fund 63.46% owned by Right Lane Limited, which is wholly owned by Legend Holdings Ltd., a limited liability company organized under the laws of the PRC. Right Lane Limited and Legend Holdings Limited may be deemed to beneficially own all of ordinary shares beneficially owned by LC Fund II. The business address for LC Fund II is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing, China, 100190.

(9)

Bertelsmann AG is the indirect beneficial owner of 3,484,345 ordinary shares, which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann Asia Investment AG is an investment fund used to finance Bertelsmann’s strategic investments. Bertelsmann AG is a privately held stock corporation. 80.9% of the capital shares in Bertelsmann AG are held indirectly by foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung, BVG-Stiftung) and 19.1% are held indirectly by the Mohn family. The Bertelsmann Verwaltungsgesellschaft (BVG) controls all voting rights in the Bertelsmann AG Annual General Meeting. The business address for Bertelsmann Asia Investment AG is Dammstrasse 19, 6300 Zug, Switzerland.

(10)

Based on a Schedule 13G jointly filed on December 31, 2011 by Tiger Global Management LLC and Charles P. Coleman III. Tiger Global Management LLC lists its address as 101 Park Ave, 48th Floor, New York, New York 10178, in such filing.

As of March 31, 2012, 41,640,890 of our ordinary shares were issued and outstanding. To our knowledge, 16,997,075.5 ordinary shares, representing approximately 40.8% of our total outstanding shares, were held by two record holders in the United States, including 16,866,793 ordinary shares held of record by Citibank, N. A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees–E. Share Ownership.”

B.	Related Party Transactions

Transactions with Entities Controlled by Certain Directors, Officers and Shareholders

Since 2008, we have purchased toll-free calling services from Beijing Easy Auto Reach Media Company Limited, a company with common shareholders of us. In 2011, the purchase prices charged by Beijing Easy Auto Reach Media Company Limited amounted to RMB0.9 million (US$0.1 million). Since 2011, we have purchased media resource from Beijing Le Jia Yi Ye Culture Media Company Limited. In 2011, the purchase prices charged by Beijing Le Jia Yi Ye Culture Media Company Limited amounted to RMB4.5 million (US$0.7 million).

Since 2010, we provided advertising services and advertising agency services to Bitcar and Beijing Le Jia Yi Ye Culture Media Company Limited, respectively. Revenues from advertising services and advertising agency services for the year ended December 31, 2011 provided to Bitcar and Beijing Le Jia Yi Ye Culture Media Company Limited amounted to RMB5.2 million (US$0.8 million) and RMB1.0 million (US$0.2 million) respectively.

In late 2011, we acquired 100% equity interest in Bitcar from two members of our key management personnel in an all-cash transaction that values Bitcar at between RMB45.0 million (US$7.1 million) and RMB63.0 million (US$10.0 million). We made an initial payment of RMB45.0 million by the end of 2011, subject to a future contingent consideration amounting to the difference between Bitcar’s audited IFRS fiscal 2012 revenues and the initial payment of RMB45.0 million, with a total consideration capped at RMB63.0 million.

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

Agreements that Provide Us with Effective Control over Our PRC SPEs

Loan Agreements

As part of the contractual arrangements, each shareholder of our PRC SPEs entered into a loan agreement with BBII, pursuant to which BBII provides interest-free loans to each of the shareholders of BBIT, CIG and BEAM. The purpose of the loans is to provide capital and/or registered capital to our PRC SPEs in order to develop their businesses. Each loan has a term of 10 years and may be extended upon mutual written consent of the parties.

Each loan agreement contains a number of covenants to restrict the actions that a SPE shareholder may take or cause the SPE to take. For example, a SPE shareholder (i) shall not transfer, sell, mortgage, dispose of, or encumber his/her equity interest in a SPE except in accordance with the equity interest pledge agreement discussed below, (ii) without BBII’s prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of a SPE, (iii) shall cause the shareholders’ meeting and/or the board of directors of a SPE not to approve the merger or consolidation of such SPE with any person, or any acquisition or investment in any person, without BBII’s prior written consent, and (iv) shall appoint any director candidates nominated by BBII.

Irrevocable Power of Attorney

Each shareholder of our PRC SPEs executed an irrevocable power of attorney, appointing BBII or a person designated by BBII as his/her attorney-in-fact to attend shareholders’ meetings of the respective SPE, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of his/her equity interest in each SPE, and designate or appoint legal representatives, directors and officers of the SPEs. Each power of attorney remains valid and irrevocable from the date of execution so long as he/she remains as the shareholder of the respective SPE. These powers of attorneys for each shareholder of our SPEs are substantially the same.

Share Pledge Agreement

On March 31, 2009, BBII entered into share pledge agreements with BBIT and each of BBIT’s shareholders. Pursuant to the share pledge agreements, each shareholder of BBIT agrees to pledge his/her shares in BBIT to secure BBIT’s payment obligations, including payment of consulting and service fees, under the exclusive business cooperation agreement between BBII and BBIT described below. This agreement amended and replaced the share pledge agreements among BBII, BBIT and BBIT’s shareholders dated March 9, 2006.

On March 31, 2009, BBII entered into share pledge agreements with CIG and each of its shareholders. These agreements have substantially the same terms as the agreements between BBII, BBIT and BBIT’s shareholders described above. These agreements amended and replaced the share pledge agreements between BBII, CIG and CIG’s shareholders dated March 9, 2006.

On April 30, 2010, BBII entered into share pledge agreements with BEAM and each of BEAM’s eight shareholders. Pursuant to the share pledge agreements, each shareholder of BEAM agrees to pledge his/her equity interests in BEAM to secure BEAM’s payment obligations, including payment of consulting and service fees, under the exclusive business cooperation agreement between BBII and BEAM described below.

The terms of the Share Pledge Agreements are substantially the same. Each pledge of shares or equity interests is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the exclusive business cooperation agreements have been fulfilled by the respective SPE. During the term of a pledge, BBII, the pledgee, may dispose of the pledge if the SPE fails to pay the consulting and services fees under the exclusive business cooperation agreement. BBII also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC SPEs agreed not to transfer or create any new encumbrance adverse to BBII on his/her equity interest in such SPEs without BBII’s prior written consent. We have registered the pledges of the shares or equity interests in our PRC SPEs with the local administration for industry and commerce.

Agreements that Transfer Economic Benefits from Our PRC SPEs to Us

Exclusive Business Cooperation Agreement

On March 9, 2006, BBII entered into an exclusive business cooperation agreement with BBIT, pursuant to which BBII agreed to provide BBIT, on an exclusive basis, with technical, consulting and other services in relation to BBIT’s e-commence and Internet content business. BBII’s services include, among other things, technical services, network support, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, product search and development and system maintenance. In return, BBIT agreed to pay BBII service fees. During the term of this agreement, BBIT agreed not to accept any consultation and/or services provided by any third party without BBII’s prior written consent. The term of this agreement is 10 years and may be extended upon BBII’s prior written consent. BBII determines the extended term and BBIT agreed to unconditionally accept such extended term.

The exclusive business cooperation agreement dated March 9, 2006 between BBII and CIG and the exclusive business cooperation agreement dated April 30, 2010 between BBII and BEAM have terms that are substantially the same as those of the exclusive business cooperation agreement between BBII and BBIT described above.

Exclusive Option Agreements

On March 31, 2009, BBII entered into exclusive option agreements with BBIT and each of BBIT’s shareholders. Pursuant to these agreements, each of BBIT’s shareholders irrevocably granted BBII an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in BBIT then held by such shareholder of BBIT. BBII or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. Unless an appraisal is required by any applicable PRC laws, the purchase price shall equal the actual capital contribution paid in the registered capital of BBIT by BBIT’s shareholders. As agreed in the loan agreements between BBII and BBIT’s shareholders, upon BBII’s exercise of its option to purchase the equity interests in BBIT, BBII may elect to pay for the purchase by canceling the outstanding amount of loans owed by BBIT’s shareholders to BBII. The terms of these agreements are 10 years. The agreements may be renewed for an additional 10 years at BBII’s discretion. These agreements amended and replaced the exclusive option agreements among BBII, CIG and CIG’s shareholders dated March 9, 2006.

On March 31, 2009, BBII entered into exclusive option agreements with CIG and each of CIG’s shareholders, which amended and replaced the previous exclusive option agreement dated March 9, 2006. On April 30, 2010, BBII entered into exclusive option agreements with BEAM and each of BEAM’s shareholders. The terms of these agreements are substantially the same as the exclusive option agreements among BBII, BBIT and each of BBIT’s shareholders described above.

As a result of these contractual arrangements, we control our SPEs and have consolidated the financial information of these SPEs and their subsidiaries into our consolidated financial statements in accordance with IFRS. We have been advised by our PRC counsel, Han Kun Law Offices, that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the SPEs) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulations to restrict or prohibit foreign investment in Internet and online Internet and advertising businesses through contractual arrangements in the future, or will not determine that our corporate structure and contractual arrangements violate the PRC laws, rules or regulations. See “Item 3. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in Internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protection available to you and us.”

For further disclosure on related party transactions, see Item 18 “Financial Statements”—Notes to the financial statements—Note 21.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

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

BBII had accumulated profits amounting to RMB56.9 million (US$9.0 million) as of December 31, 2011 pursuant to PRC Accounting Standards. Therefore, BBII appropriated reserves amounting to RMB5.7 million (US$0.9 million) as of December 31, 2011. The accounting policies applied by BBII in preparing its financial statements under PRC accounting standards are materially consistent with our accounting policies under IFRS. There is no material difference between the accumulated profits of BBII determined under PRC accounting standards and the accumulated profits of BBII consolidated by us under IFRS. For a description of how earnings are transferred from our PRC subsidiary, BBII, and our SPEs to us, see “Item 7.B Related Party Transactions—Contractual Arrangements with our PRC Special Purpose Entities and Their Shareholders.”

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

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, has been listed on the NYSE since November 17, 2010 and trade under the symbol “BITA.” The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$
2010
Fourth Quarter of 2010 (from November 17, 2010)	14.39	8.11
November 2010 (from November 17, 2010)	14.39	11.55
December 2010	13.25	8.11
2011
First Quarter of 2011	12.71	8.35
Second Quarter of 2011	12.2	5.83
Third Quarter of 2011	7.82	5.57
Fourth Quarter of 2011	6.33	3.73
Monthly Highs and Lows
October 2011	6.33	4.82
November 2011	6	3.73
December 2011	5.1	3.89
2012
First Quarter of 2012	4.55	3.50
Monthly Highs and Lows
January 2012	4.55	3.50
February 2012	5.40	4.30
March 2012	5.97	3.99
April 2012 (through April 25, 2012)	5.34	4.30

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2011 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated

memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of his interest is disclosed prior to voting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to call special meetings of shareholders.

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

Our digital marketing solutions business provides services to FAW Mazda pursuant to a framework Internet Marketing Service Agreement, which term starts on January 1 each year and ends on December 31 of the same year. This agreement has been renewed on similar terms and conditions over the past three years and has been renewed for 2012 as well. Under this agreement, FAW Mazda agrees not to source Internet marketing services from other companies unless we fail to meet its requirements and are unable to remediate such failure or materially breach this agreement which causes significant losses to FAW Mazda. In return, we agree that our digital marketing solutions business will not provide the same type of services listed in the agreement to four automakers that directly compete with FAW Mazda.

In June 2011, we entered into an agreement with Baidu Inc., the leading Chinese language Internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform. Pursuant to the year-long agreement, effective from June 1, 2011, we provide selected auto-related content, including auto listings, pictures, reviews, and dealer information to enhance Aladdin-enabled search research results, which include real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu agreed to exclusively display relevant content provided by us in the Aladdin-enabled section of the search results page. The agreement expires on May 31, 2012.

We have not entered into any other material contracts other than in the ordinary course of business and other than those described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E.	Taxation

The following discussion of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ADSs or ordinary shares applicable under its particular circumstances.

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

People’s Republic of China Taxation

Under the new Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiary, 100% of our equity interests in our subsidiary in the PRC. Our business operations are principally conducted through our PRC subsidiary and its SPEs and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiary owns 100% of our PRC subsidiary, under the aforesaid arrangement, any dividends that our PRC subsidiary pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprises as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

The implementation rules of the new Enterprise Income Tax Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% if such shareholders are non-PRC resident enterprises or up to 20% if such shareholders are non-PRC resident individuals, subject to reduction by an applicable treaty.

See “Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.”

Material United States Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address holders of equity interests in a holder of ADSs or ordinary shares. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States (except for the limited instances where PRC tax law and potential PRC taxes are discussed), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

For U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income is any income that would be foreign personal holding company income under the Code including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s unbooked intangibles are taken into account. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Co., Ltd., or BEAM, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for U.S. federal income tax purposes, we would likely be treated as a PFIC for our taxable year ended December 31, 2012, and any subsequent taxable year.

Assuming that we are the owner of BBIT, CIG and BEAM for U.S. federal income tax purposes, we primarily operate as a provider of Internet marketing services for China’s automotive industry. Although not free from doubt, based on the market value of our ADSs and ordinary shares, the composition of our assets and income and our operations, we do not expect to be classified as a PFIC for our taxable year ended December 31, 2011. However, it is reasonably likely, though not assured, that we will be classified as a PFIC for our taxable year ending December 31, 2012 and hence, subsequent taxable years. Despite our expectation, there can be no assurance that we will or will not be a PFIC for 2011, 2012, or any subsequent taxable years, as PFIC status is retested each year and depends on the actual facts in such year. Among other matters, if our market capitalization declines, we may be or become classified as a PFIC for the current or one or more future taxable years.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company becoming classified as a PFIC for the current or subsequent taxable years. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares and such a U.S Holder will become subject to special rules discussed below. U.S Holders are urged to consult with their tax advisors regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed sale” election, as discussed further below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which are readily tradable on an established securities market in the United States. For this purpose, ADSs listed on the New York Stock Exchange or the NASDAQ Global Market will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on both our ADSs or ordinary shares. See “Item 10. Additional Information.—E. Taxation—PRC Taxation.” We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

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

If we are classified as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described above. You are urged to consult your tax adviser regarding our possible status as a PFIC as well as the benefit of making a deemed sale election.

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

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder may be required to file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the offering of our ordinary shares represented by ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year for fiscal years, which is December 31. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. Copies of reports and other information, when filed, may also be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

See “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our presentation currency is Renminbi. The functional currency of our holding company Bitauto Holdings Limited and our wholly owned subsidiary Bitauto Hong Kong Limited is U.S. dollar, while the functional currency of our PRC subsidiary and consolidated SPEs is Renminbi. We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our services contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The renminbi appreciated by 4.6% against the U.S. dollar in 2011. There still remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

See Item 18 “Financial Statements”—Notes to the financial statements—Note 23.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges our ADS Holders May Have to Pay

Citibank, N.A., the depositary of our ADS program, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York, 10013. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong. As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank
• Transfer of ADSs	U.S.$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e. upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e. when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. Since the completion of our initial public offering in November 2010, we have received approximately US$1.2 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended for our initial public offering of 9,000,000 ADSs, representing 9,000,000 ordinary shares, which registration statement was declared effective by the SEC on November 16, 2010.

For the period from the effective date of the registration statement to December 31, 2011, our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$0.5 million for other expenses. We received net proceeds of approximately US$96.4 million (converted using the exchange rate on the date of our initial public offering) from our initial public offering.

For the period from the effective date to December 31, 2011, we did not use a substantial portion of the net proceeds received from our initial public offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reports and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financials.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework , our management concluded that, as of December 31, 2011, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2011, we have provided training to our tax and finance personnel to improve their knowledge of IFRS and SEC reporting requirements; developed, communicated and implemented a comprehensive accounting policy and procedure with full coverage on recurring and non-recurring and complex transactions; and established effective monitoring and oversight controls for our financial statement closing process.

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited

We have audited Bitauto Holdings Limited’s (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Bitauto Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Bitauto Holdings Limited as of December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011 of Bitauto Holdings Limited and our report dated April 26, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

April 26, 2012

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

	For the Year Ended December 31,
	2010	2011
	(In US$ thousands)
Audit fees(1)	318	794
Audit-related fees(2)	1,376	—
Tax fees(3)	—	13

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting) and the review of our comparative interim financial statements.

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

On August 11, 2011, our board of directors approved a share repurchase program, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$10 million within 12 months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing.

As of the date of this annual report on Form 20-F, we have purchased 1,900,556 ADSs under this share repurchase plan.

The following table sets forth a summary of our repurchase of our ADSs made from August 11, 2011 to December 31, 2011.

Period	Total Number of ADSs Purchased(2)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
August 11 through August 31, 2011	28,568	6.37	28,568	9,816,951.13
September 1 through September 30, 2011	278,182	6.48	306,750	8,005,588.90
October 1 through October 30, 2011	—	—	306,750	8,005,588.90
November 1 through November 30, 2011	65,953	4.48	372,703	7,707,178.58
December 1 through December 30, 2011	82,303	4.32	455,006	7,347,712.91

Total	455,006	5.79	455,006	7,347,712.91

(1)	On August 11, 2011, our board of directors approved a share repurchase program, under which we may repurchase up to US$10 million worth of our issued and outstanding ADSs.
(2)	One ADS represents one ordinary share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. For example, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have regularly scheduled executive sessions with only non-management directors;

•	have a fully independent corporate governance and nominating committee;

•	have at least one executive session of solely independent directors each year; or

•

seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

We currently intend to rely on certain exemptions provided by the NYSE to a foreign private issuer, except that we have a minimum of three members on our audit committee that is fully independent, we have a compensation committee composed entirely of independent directors and we have adopted and disclosed a code of business conduct and ethics for directors, officers and employees. We have also adopted our corporate governance guidelines and made it publicly available. As a result, our investors may not be provided with the benefits of certain corporate governance requirements of the NYSE.

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1

Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001- 34947))

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

4.4

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

4.8	Form of Loan Agreement between BBII and the shareholders of each PRC SPE (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.9

Translation of Service Agreement between Beijing Bitauto Interactive Advertising Company Limited and Beijing Easy Auto Reach Media Company Limited for 2010 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.10

Translation of Share Transfer Agreement between Beijing A&I Advertising Company Limited and Beijing Auto Communication Information and Technology Company Limited in Connection with the sale of Shanghai Cheng Chen Media Company Limited, dated September 22, 2009 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.11

Translation of Internet Marketing Service Agreement between FAW Mazda, BBII and CIG for the calendar year of 2010 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.12

Translation of Form of Internet Marketing Service Agreement between FAW Mazda, BBII and CIG (incorporated herein by reference to Exhibit 4.12 to the Form 20-F/A furnished on August 31, 2011 (File No. 001- 34947))

8.1*	List of Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Ernst & Young Hua Ming

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Chairman and Chief Executive Officer

Date: April 26, 2012

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited

We have audited the accompanying consolidated statements of financial position of Bitauto Holdings Limited (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bitauto Holdings Limited at December 31, 2010 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bitauto Holdings Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

April 26, 2012

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

		2009	2010	2011
	Notes	RMB	RMB	RMB
Continuing operations
Revenue	5	293,313,061	458,105,042	669,954,316
Cost of revenue		(105,746,286)	(148,700,716)	(213,770,767)

Gross profit		187,566,775	309,404,326	456,183,549

Selling and administrative expenses	6.1	(125,267,481)	(212,002,175)	(347,734,054)
Product development expenses		(17,089,988)	(29,777,897)	(36,634,393)

Operating profit		45,209,306	67,624,254	71,815,102

Other income	6.2	594,213	5,358,201	24,840,678
Other expenses	6.3	(1,167,647)	(1,345,753)	(2,371,416)
Changes in fair value of derivative component of convertible preference shares	20	(33,305,170)	(1,270,701,904)	—
Changes in fair value of convertible promissory notes	20	680,067	—	—
Interest income		372,785	618,258	3,963,484
Interest expense		—	(992,650)	(1,238,314)
Finance costs on convertible preference shares		(14,917,041)	(9,354,999)	—
Share of loss of an associate	4	—	—	(77,292)

(Loss)/profit before tax from continuing operations		(2,533,487)	(1,208,794,593)	96,932,242

Income tax expense	7	(3,502,093)	(13,185,495)	(9,758,440)

(Loss)/profit for the year from continuing operations		(6,035,580)	(1,221,980,088)	87,173,802

Discontinued operations
Loss after tax for the year from discontinued operations	8	(54,312,233)	(51,309,828)	—

(Loss)/profit for the year		(60,347,813)	(1,273,289,916)	87,173,802

Other comprehensive income/(loss)
Foreign currency exchange difference		197,559	25,413,043	(28,477,818)

Other comprehensive income/(loss) for the year, net of tax		197,559	25,413,043	(28,477,818)

Total comprehensive (loss)/income for the year		(60,150,254)	(1,247,876,873)	58,695,984

Attributable to:

Ordinary shareholders
(Loss)/profit for the year from continuing operations		(6,035,580)	(1,221,980,088)	87,173,802
Loss for the year from discontinued operations		(54,012,212)	(51,309,828)	—

(Loss)/profit for the year attributable to ordinary shareholders		(60,047,792)	(1,273,289,916)	87,173,802

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

		2009	2010	2011
	Notes	RMB	RMB	RMB
Attributable to:

Non-controlling interest
Profit for the year from continuing operations		—	—	—
Loss for the year from discontinued operations		(300,021)	—	—

Loss for the year attributable to non-controlling interest		(300,021)	—	—

Total comprehensive (loss)/income attributable to:
Ordinary shareholders		(59,850,233)	(1,247,876,873)	58,695,984
Non-controlling interest		(300,021)	—	—

(Loss)/profit per share	18

– basic, (loss)/profit for the year per share attributable to ordinary shareholders		(2.07)	(38.29)	2.11
– diluted, (loss)/profit for the year per share attributable to ordinary shareholders		(2.07)	(38.29)	2.06

(Loss)/profit per share from continuing operations	18

– basic, (loss)/profit per share from continuing operations attributable to ordinary shareholders		(0.21)	(36.74)	2.11
– diluted, (loss)/profit from continuing operations attributable to ordinary shareholders		(0.21)	(36.74)	2.06

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

		2010	2011
	Notes	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment	9	26,876,331	34,967,855
Intangible assets	10	7,188,442	56,455,354
Investment in an associate	4	—	412,708
Goodwill	11	—	38,992,640
Deferred tax assets	7	2,696,570	10,871,800
Other non-current assets		971,329	420,060

		37,732,672	142,120,417

Current assets
Trade receivables	13	224,342,802	433,782,917
Bills receivables	14	59,369,627	74,539,413
Prepayments and other receivables	15	34,386,341	37,034,646
Due from related parties	23	13,154,794	10,426,465
Other current assets		3,569,147	2,038,944
Cash and cash equivalents	16	803,140,440	601,377,150

		1,137,963,151	1,159,199,535

TOTAL ASSETS		1,175,695,823	1,301,319,952

EQUITY AND LIABILITIES
Equity
Issued capital	17	11,595	11,696
Share premium	17	2,406,364,718	2,409,156,049
Treasury shares	17	—	(16,809,532)
Employee equity benefit reserve	19	9,935,783	27,706,721
Other reserve
– Foreign currency translation reserve		54,942,366	26,464,548
Accumulated losses		(1,647,841,784)	(1,560,667,982)

Equity attributable to ordinary shareholders and total equity		823,412,678	885,861,500

Non-current liabilities
Deferred tax liabilities	7	—	9,697,740

		—	9,697,740

Current liabilities
Trade payables	21	200,720,634	201,125,551
Other payables and accruals	22	105,047,305	153,243,688
Due to related parties	23	5,484,751	15,920,150
Interest-bearing borrowing	20	20,000,000	—
Income tax payable		21,030,455	35,471,323

		352,283,145	405,760,712

Total liabilities		352,283,145	415,458,452

TOTAL EQUITY AND LIABILITIES		1,175,695,823	1,301,319,952

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributable to ordinary shareholders
	Issued capital (Note 17)	Share premium (Note 17)	Share consideration to be issued (Note 3)	Employee equity benefits reserve (Note 19)	Other reserve – foreign currency translation reserve	Accumulated losses	Total	Non-controlling interest	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
At January 1, 2009	3,613	22,385,229	16,561,452	2,731,945	29,331,764	(212,541,689)	(141,527,686)	299,191	(141,228,495)
Loss for the year	—	—	—	—	—	(60,047,792)	(60,047,792)	(300,021)	(60,347,813)
Other comprehensive income	—	—	—	—	197,559	—	197,559	—	197,559

Total comprehensive income/(loss) for the year	—	—	—	—	197,559	(60,047,792)	(59,850,233)	(300,021)	(60,150,254)
Acquisition of Autoworld Media Company Limited – equity settled consideration (Note 3)	292	23,479,542	(16,561,452)	—	—	—	6,918,382	—	6,918,382
Share-based payment	—	—	—	292,159	—	—	292,159	—	292,159

At December 31, 2009	3,905	45,864,771	—	3,024,104	29,529,323	(272,589,481)	(194,167,378)	(830)	(194,168,208)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributable to ordinary shareholders
	Issued capital (Note 17)	Share premium (Note 17)	Employee equity benefits reserve (Note 19)	Other reserve – Foreign currency translation reserve	Accumulated losses	Total	Non-controlling interest	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
At January 1, 2010	3,905	45,864,771	3,024,104	29,529,323	(272,589,481)	(194,167,378)	(830)	(194,168,208)
Loss for the year	—	—	—	—	(1,273,289,916)	(1,273,289,916)	—	(1,273,289,916)
Other comprehensive income	—	—	—	25,413,043	—	25,413,043	—	25,413,043

Total comprehensive income/(loss) for the year	—	—	—	25,413,043	(1,273,289,916)	(1,247,876,873)	—	(1,247,876,873)
Recognition of non-controlling interest	—	—	—	—	—	—	665,000	665,000
Distribution to Shareholders (Note 8)	—	—	—	—	(101,962,387)	(101,962,387)	(664,170)	(102,626,557)
Exercise of options	41	1,007,580	(598,019)	—	—	409,602	—	409,602
Issuance of ordinary shares	2,394	641,036,115	—	—	—	641,038,509	—	641,038,509
Conversion of preference shares to ordinary shares upon completion of the initial public offering (Note 20)	5,255	1,718,456,252	—	—	—	1,718,461,507	—	1,718,461,507
Share-based payment	—	—	7,509,698	—	—	7,509,698	—	7,509,698

At December 31, 2010	11,595	2,406,364,718	9,935,783	54,942,366	(1,647,841,784)	823,412,678	—	823,412,678

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

	Issued capital (Note 17)	Share premium (Note 17)	Treasury shares (Note 17)	Employee equity benefits reserve (Note 19)	Other reserve – Foreign currency translation reserve	Accumulated losses	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
At January 1, 2011	11,595	2,406,364,718	—	9,935,783	54,942,366	(1,647,841,784)	823,412,678
Profit for the year	—	—	—	—	—	87,173,802	87,173,802
Other comprehensive loss	—	—	—	—	(28,477,818)	—	(28,477,818)

Total comprehensive (loss)/income for the year	—	—	—	—	(28,477,818)	87,173,802	58,695,984
Exercise of options	24	2,791,331	—	(946,238)	—	—	1,845,117
Issuance of ordinary shares in connection with the future exercise of share options (Note 17)	77	—	—	—	—	—	77
Share-based payment	—	—	—	18,717,176	—	—	18,717,176
Repurchase of treasury shares	—	—	(16,809,532)	—	—	—	(16,809,532)

At December 31, 2011	11,696	2,409,156,049	(16,809,532)	27,706,721	26,464,548	(1,560,667,982)	885,861,500

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2009	2010	2011
		RMB	RMB	RMB
Operating activities
(Loss)/profit before tax from continuing operations		(2,533,487)	(1,208,794,593)	96,932,242
Loss before tax from discontinued operations		(50,911,927)	(27,065,324)	—

(Loss)/profit before tax		(53,445,414)	(1,235,859,917)	96,932,242

Non-cash adjustments to reconcile (loss)/profit before tax to net cash flows:
Depreciation of property, plant and equipment	9	5,848,993	7,591,275	10,626,979
Amortization of intangible assets	10	4,574,835	1,951,964	2,831,004
Loss on disposal of a subsidiary	8	300,412	—	—
Loss on disposal of property, plant and equipment		884,748	74,556	33,683
Share-based payment	19	292,159	7,509,698	18,717,176
Provision for bad debts of trade receivables and prepayments		2,469,167	634,839	2,086,570
Interest income		(422,999)	(618,258)	(3,963,484)
Interest expense		—	992,650	1,238,314
Share of loss of an associate	4	—	—	77,292
Unrealized exchange gains	6.2	(308,962)	(5,317,384)	(24,059,008)
Finance costs on convertible preference shares		14,917,041	9,354,999	—
Changes in fair value of derivative component of convertible preference shares		33,305,170	1,270,701,904	—
Changes in fair value of convertible promissory notes		(680,067)	—	—
Changes in working capital:
Trade receivables		(72,105,778)	(82,633,055)	(211,278,085)
Bills receivables		(16,080,549)	(42,304,278)	(15,169,786)
Prepayments and other receivables		(8,776,120)	(24,370,013)	(915,728)
Due from related parties		(12,071,006)	2,586,619	2,728,329
Other non-current assets		—	(971,329)	551,269
Other current assets		(2,230,105)	(879,182)	1,530,203
Trade payables		95,203,598	58,939,120	(737,088)
Other payables and accruals		17,550,825	49,755,483	33,328,538
Deferred revenue		2,095,987	(2,095,987)	—
Due to related parties		(7,697,160)	(176,581)	(4,684,755)

		3,624,775	14,867,123	(90,126,335)
Interest received		422,999	618,258	3,963,484
Income tax paid		(886,752)	(975,595)	(527,396)

Net cash flows from/(used in) operating activities		3,161,022	14,509,786	(86,690,247)

Investing activities
Proceeds from sale of property, plant and equipment		4,887,028	164,000	33,000
Purchases of property, plant and equipment	9	(11,001,677)	(17,616,900)	(17,113,138)
Purchases of intangible assets	10	(7,858,328)	(502,555)	(9,079,916)
Investment in an associate	4	—	—	(490,000)
Acquisition of subsidiaries, net of cash acquired	3	(17,160,682)	—	(44,886,367)

Net cash flows used in investing activities		(31,133,659)	(17,955,455)	(71,536,421)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2009	2010	2011
		RMB	RMB	RMB
Financing activities
Proceeds from issue of convertible preference shares	20.1	81,990,000	—	—
Financing cost associated with issuance of convertible preference shares		(4,093,967)	—	—
Distribution to shareholders	8	—	(8,135,379)	—
Contribution from non-controlling interest		—	665,000	—
Proceeds from interest-bearing borrowing		—	20,000,000	—
Repayment of interest-bearing borrowing		—	—	(20,000,000)
Interest expense paid		—	(992,650)	(1,154,160)
Exercise of options		—	409,602	1,845,117
Proceeds from issuance of ordinary shares, net of issuance costs		—	644,329,940	—
Payment of offering expenses		—	—	(3,291,354)
Repurchase of treasury shares		—	—	(16,517,415)

Net cash flows from/(used in) financing activities		77,896,033	656,276,513	(39,117,812)

Net increase/(decrease) in cash and cash equivalents		49,923,396	652,830,844	(197,344,480)
Net foreign exchange difference		95,003	(285,719)	(4,418,810)
Cash and cash equivalents at beginning of the year		100,576,916	150,595,315	803,140,440

Cash and cash equivalents at end of the year		150,595,315	803,140,440	601,377,150

Supplemental disclosure of non-cash activities:

Acquisition of Autoworld Media Company Limited	3	6,918,382	—	—
Repurchase of treasury shares		—	—	292,117
Purchase consideration for acquisition of Beijing Bitcar Interactive Information Technology Company Limited (“Bitcar”) due to related parties	3	—	—	15,120,154
Settlement of due from Bitcar as part of the acquisition of Bitcar		—	—	11,319,822
Purchases of property, plant and equipment		—	1,900,319	193,300
Purchases of intangible assets		1,630,000	—	3,425,000
Conversion of convertible promissory notes	20.2	42,063,521	—	—
Conversion of convertible preference shares	20.1	—	1,718,461,507	—
Offering expenses accrued for in other payables and accruals		—	3,291,431	—

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations other than acting as an investment holding company and parent of its subsidiaries and special purpose entities (the “SPEs”). The Company conducts its business operations through its subsidiary, Beijing Bitauto Internet Information Company Limited (“BBII”) and the SPEs (collectively, the “Group”), which are all established in the People’s Republic of China (the “PRC”). The Company owns 100% of the equity of BBII through a wholly-owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”).

The Group is principally engaged in the provision of media services in the automobile industry, including advertising services and advertising agent services in the PRC.

As at December 31, 2011, the Company’s subsidiaries and the SPEs are as follows:

Name	Place and date of incorporation or registration and place of operations
Subsidiaries

Bitauto Hong Kong Limited	April 27, 2010 Hong Kong

Beijing Bitauto Internet Information Company Limited	January 20, 2006 PRC

SPEs

Beijing C&I Advertising Company Limited	December 30, 2002 PRC

Beijing Bitauto Information Technology Company Limited	November 30, 2005 PRC

Beijing Brainstorm Advertising Company Limited	February 10, 2006 PRC

Beijing Newline Advertising Company Limited	June 8, 2006 PRC

Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007 PRC

You Jie Wei Ye (Beijing) Culture Media Company Limited	February 2, 2008 PRC

Beijing Easy Auto Media Company Limited	March 7, 2008 PRC

Beijing You Jie Information Company Limited	July 11, 2008 PRC

Beijing Bitcar Interactive Information Technology Company Limited	October 16, 2008 PRC

Beijing BitOne Technology Company Limited	August 13, 2010 PRC

Beijing Bit EP Information Technology Company Limited	June 3, 2011 PRC

Bitauto HK’s principal activities are the provision of administrative and consulting services to BBII. BBII’s principal activities are the provision of technical and consulting services to the SPEs. All of the SPEs’ principal activities are the provision of advertising services and advertising agent services through various forms of media, such as websites.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

2.1	Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. The consolidated financial statements are presented in Renminbi (“RMB”). Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform to the current year’s presentation.

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

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and its SPEs for the years ended December 31, 2009, 2010 and 2011.

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

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. Details on subsidiaries of the Company are disclosed in Note 1 – Corporate information.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

In order to effectively control the SPEs, subsidiaries of the Company has entered into exclusive business cooperation agreements and supplementary agreements with the SPEs, which entitle the subsidiaries of the Company to receive a majority of SPEs’ residual returns. The paid-in capital of the SPEs was funded by the Company through long-term loans to the nominees. As a security for such loans, the nominees have pledged their interests in the SPEs to the subsidiaries of the Company. In addition to the aforesaid agreements, the nominees have agreed not to transfer the equity interests, or place or permit the existence of any security interest or other encumbrance that affects the Company’s rights and interests in the SPEs, without the prior written consent of the Company.

Based on these contractual arrangements, the Company believes that the SPEs are considered special purpose entities under SIC 12 “Consolidation – Special Purpose Entity” (“SIC 12”) and the SPEs are consolidated under SIC 12 as the SPEs are controlled by the Company, even when the Company directly owns none of the equity of an entity.

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

a.	Impairment of trade receivables

The Group recognizes a provision for bad debts associated with its trade receivables in accordance with the accounting policy stated in Note 2.3. The Group has made judgments based on the age of the trade receivables and the customer specific credit risk in relation to the impairment of the trade receivable balances, which include the incurrence of losses, and amounts expected to be recovered in respect of any impaired trade receivables. As of December 31, 2010 and 2011, the provision for bad debts amounted to RMB 1,243,539 and RMB 3,430,109, respectively.

b.	Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and other indefinite life intangible assets are tested for impairment annually and at other times when such indicators exist. Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Further details are set out in Note 12.

c.	Share-based payments

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.

The Company measures the cost of equity-settled transactions with non-employees by reference to the fair value of the goods or services received at the date at which the services are rendered to the Company, and only on the fair value of the equity instruments if the fair value of the goods and services cannot be reliably estimated.

Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including volatility and dividend yield and making assumptions about them. The assumptions and models used are disclosed in Note 19.

d.	Deferred tax assets

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

Further details are set out in Note 7.

e.	Fair values of the Series A, B, C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes

As the fair values of the Series A, B, C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques.

The major inputs to the valuation model for the assessment of the fair values of Series A, B, C, Series D-1 and D-2 convertible preference shares, and convertible promissory notes are the enterprise valuation, expected volatility of the Company’s share price and the discount rate. The enterprise valuation is assessed based on the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. The assumptions and models used are further disclosed in Note 20. On November 17, 2010, the Group completed its initial public offering (“IPO”). Upon completion of the IPO, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into ordinary shares (Note 20).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

f.	Fair value measurement of contingent consideration

Contingent consideration, resulting from business combinations, is valued at fair value at the acquisition date as part of the business combination. When the contingent consideration meets the definition of a derivative and, thus, a financial liability, it is subsequently remeasured to fair value at each reporting date. The determination of the fair value is based on discounted cash flows. The key assumptions take into consideration the probability of meeting each performance target and the discount factor.

As part of the identification and measurement of assets and liabilities in the acquisition of Bitcar, the Group identified an element of contingent consideration with a fair value of RMB15,036,000 at the acquisition date, remeasured to RMB15,120,154 as at December 31, 2011, which is classified as due to related parties (see Notes 3 and 23).

2.3	Summary of significant accounting policies

Business Combinations and Goodwill

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

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

When the initial allocation of goodwill to a CGU is determined provisionally, any adjustments to the provisional values allocated to the CGU are made before the end of the first annual period beginning after the acquisition date.

Investment in an associate

The Group’s investment in its associate is accounted for using the equity method. An associate is an entity in which the Group has significant influence.

Under the equity method, the investment in the associate is carried on at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group’s share of the profit or loss, and other comprehensive income of the associate. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit of an associate is the profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associate are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the share of profit of an associate in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

Foreign currencies

The Group’s presentation currency is the RMB. The Company, its subsidiaries and the SPEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company and its wholly owned subsidiary Bitauto HK is the U.S. dollar (US$), while the functional currency of BBII and the SPEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

The assets and liabilities of entities that have a functional currency that is different from the presentation currency are translated into the RMB at the rates of exchange prevailing at the reporting date and their consolidated statements of comprehensive income are translated at exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the component of other comprehensive income relating to that particular entity is recognized in profit or loss.

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

Depreciation is calculated on a straight-line basis over the estimate useful life of the assets as follows:

Estimated useful life
Computers and servers	3 – 5 years
Motor vehicles	5 years
Furniture and fixtures	5 years
Leasehold improvements	over the shorter of the remaining lease terms or the estimated useful lives of the assets

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

	Estimated useful life	Internally generated or acquired
Purchased software	5 – 10 years	Acquired
Digital Sales Assistant system (Note 3)	10 years	Acquired
Trade name and lifetime membership	Indefinite	Acquired
Domain names	10 years	Acquired
Contract backlog	2 years	Acquired
Customer relationships	4 years	Acquired
Partnership agreement	0.7 – 2.7 years	Acquired
Others	5 years	Acquired

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

On May 31, 2010, the Company distributed cash and net assets of the distributed entities to its shareholders, which included intangible assets such as the customer relationships, partnership agreement, others and a portion of purchased software (Note 8).

On November 30, 2011, the Group acquired intangible assets as part of its acquisition of Bitcar, which included a Digital Sales Assistant system and contract backlog (Note 3).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators. The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years.

Impairment losses of continuing operations are recognized in the income statement in expense categories consistent with the function of the impaired asset. In this case, the impairment is also recognized in other comprehensive income up to the amount of any previous revaluation.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

For the purpose of the consolidated statements of cash flow, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Convertible preference shares – Series A, B and C

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

When the Series A, B and C convertible preference shares are converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. When the Series A, B and C convertible preference shares are redeemed, any difference between the amount paid and the carrying amounts of both components is recognized in profit or loss. Upon completion of the IPO on November 17, 2010, the Series A, B and C convertible preference shares were automatically converted into ordinary shares, and the carrying amounts of the derivative and liability components were transferred to share capital and share premium as consideration for the shares issued (Note 20).

Convertible preference shares – Series D-1 and Series D-2

The Series D-1 and D-2 convertible preference shares contain conversion features and redemption features that are embedded derivatives. On initial recognition, the Company designated the Series D-1 and D-2 convertible preference shares in their entirety as financial liabilities at fair value through profit or loss.

When the Series D-1 and D-2 convertible preference shares are converted, the carrying amounts are transferred to share capital and share premium as consideration for the shares issued. When the convertible preference shares are redeemed, any difference between the amount paid and the carrying amounts is recognized in profit or loss. Upon completion of the IPO on November 17, 2010, the Series D-1 and Series D-2 convertible preference shares were automatically converted into ordinary shares, and the carrying amounts of the derivative were transferred to share capital and share premium as consideration for the shares issued (Note 20).

Convertible promissory notes

The conversion feature and redemption feature of the convertible promissory notes are accounted for as one compound instrument. The host debt contract net of the derivatives (conversion feature and redemption feature) is considered an equity instrument and has no value. The conversion feature and redemption feature were carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs. When the convertible promissory notes are converted, the carrying amounts of the compound instrument components are transferred to a preference share liability, as consideration for the preference shares issued. The liability is separated into a derivative component and a liability component depending on the terms of the preference shares issued. If the convertible promissory notes are redeemed, any difference between the amount paid and the carrying amounts of compound instrument is recognized in profit or loss. The convertible promissory notes were converted into Series D-2 convertible preference shares on July 20, 2009 (Note 20).

Initial recognition and subsequent measurement of financial assets

The Group’s financial assets include cash and cash equivalents, trade receivables and bills receivables. The Group determines the classification of its financial assets at initial recognition.

Trade and bills receivables, categorized as loans and receivables, are recognized initially at fair value and subsequently measured at amortized cost, to the extent that the effect of discounting is material, using the effective interest rate method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of comprehensive income. When a trade and other receivable is uncollectible, it is written-off against the allowance account for trade and bills receivables. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

Initial recognition and subsequent measurement of financial liabilities

The Group’s financial liabilities include financial liabilities at fair value through profit or loss, loans and borrowings. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, plus directly attributable transaction costs.

The subsequent measurement of financial liabilities depends on their classification as follows:

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

Employee Benefits – PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total expenses for the plan were RMB6,663,984, RMB25,758,701 and RMB34,794,604 for the years ended December 31, 2009, 2010 and 2011, respectively.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the statements of comprehensive income on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in share premium. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

Non-employee equity-settled transactions are generally accounted for in the same manner as employee equity-settled transactions except for the measurement date and measurement basis of the expense. Non-employee costs are measured and recognized at the service date, which is the date when goods or services are rendered to the Group. This implies that, where the goods or services are received on a number of dates over a period, the fair value at each date should be used. Therefore, at each date the non-employee provides service, the fair value needs to be calculated and recorded as an expense with a corresponding increase in equity. The measurement basis of the expense is the fair value of the goods or services received by the Group, and only on the fair value of the equity instruments if, the fair value of the goods and services cannot be reliably estimated.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 18).

Leases

Where the Group is a lessee and a significant portion of the risks and rewards of ownership are retained by the lessor, the lease is classified as an operating lease. Operating lease payments are recognized as an expense in profit or loss on the straight-line basis over the lease term.

Where the Group is a lessor and the Group does not transfer substantially all the risks and benefits of ownership of an asset, the lease is classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

Revenue from advertising activities is recognized when the advertisements are published over the stated display period in the case of websites or for the first time in the case of television, radio, newspapers and magazines and when the collectability is reasonably assured. The Group also organizes promotional activities to assist customers to promote their products. The Group recognizes revenue from organizing promotional activities when the services have been rendered, and the collectability is reasonably assured. Additionally, the Group provides website design, setup and maintenance services to car automakers and dealers, which is generally completed within a year. Revenue from development services is recognized when the services have been rendered, which is once the setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period. Revenues from advertising activities are reported at a gross amount.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

Deferred tax assets are recognized for all deductible temporary differences, carry- forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is recovered or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

(b)	the party is a member of the key management personnel of the Group or its parent;

(c)	the party is a close member of the family of any individual referred to in (a) or (b);

(d)	the party is an entity that is controlled, jointly controlled or significantly influenced by any individual referred to in (b) or (c);

(e)	the party is a post-employment benefit plan for the benefit of the employees of the Group, or of any entity that is a related party of the Group; or

(f)	the party is an entity that is controlled, jointly controlled or significantly influenced by the Group.

2.4	Recent accounting pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by the Group

IAS 24, Related Party Disclosures (amendments)

The IASB issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasize a symmetrical view of related party relationships and clarifies the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

amendment introduces an exemption from the general related party disclosure requirements for transactions with government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The adoption of the amendment did not have any impact on the financial position or performance of the Group.

IAS 32, Financial Instruments: Presentation – Classification of Rights Issues (amendment)

The IASB issued an amendment that alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has had no effect on the financial position or performance of the Group because the Group does not have these types of instruments.

IFRIC 14, Prepayments of a Minimum Funding Requirement (Amendment)

The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognized as a pension asset. The Group is not subject to minimum funding requirements in PRC, therefore the amendment of the interpretation has no effect on the financial position or performance of the Group.

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments

IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish a financial liability are consideration paid. As a result, the financial liability is derecognized and the equity instruments issued are treated as consideration paid to extinguish that financial liability. The interpretation states that equity instruments issued in a debt for equity swap should be measured at the fair value of the equity instruments issued, if this can be determined reliably. If the fair value of the equity instruments issued is not reliably determinable, the equity instruments should be measured by reference to the fair value of the financial liability extinguished as of the date of extinguishment. Any difference between the carrying amount of the financial liability that is extinguished and the fair value of the equity instruments issued is recognized immediately in profit or loss. The interpretation has had no effect on the financial position or performance of the Group because the Group has not extinguished financial liabilities with equity instruments.

New Standards, Amendments and Interpretations to Existing Standards not yet adopted by the Group

Effective for the 2012 financial year

IAS 12, Income Taxes – Recovery of Underlying Assets. The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The Group is currently assessing the impact that this standard will have on the financial position and performance. The amendment becomes effective for annual periods beginning on or after January 1, 2012.

IFRS 7, Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements. The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of,

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after July 1, 2011. The amendment affects disclosure only and has no impact on the Group’s financial position or performance.

Effective for the 2013 financial year

IAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income (“OCI”). The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and therefore, has no impact on the Group’s financial position or performance. The amendment becomes effective for annual periods beginning on or after July 1, 2012.

IAS 19, Employee Benefits (Amendment). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism for recognizing actuarial gains and losses on defined benefit pension plans and the concept of expected returns on plan assets to simple clarifications and re-wording. The Group is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IAS 27, Separate Financial Statements (as revised in 2011). As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The Group is currently assessing the impact that this standard will have on the financial position and performance. The amendment becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 7, Financial Instruments: Offsetting Disclosures (Amendment) – This amendment requires entities to disclose gross amounts subject to rights of set-off, amounts set off in accordance with the accounting standards followed, and the related net credit exposure. This information will help investors understand the extent to which an entity has set off in its balance sheet and the effects of rights of set-off on the entity’s rights and obligations. The Group is currently assessing the impact that this standard will have on the financial position and performance. The disclosures are effective for annual periods beginning on or after January 1, 2013. Retrospective application will be required to maximize comparability between periods.

IFRS 10, Consolidated Financial Statements – IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also replaces SIC-12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities (now termed ‘structured entities’). The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The Group is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements – IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers – IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Group is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

IFRS 12, Disclosure of Involvement with Other Entities – IFRS 12 includes the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The Group is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have on the financial position and performance. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Effective for the 2014 financial year

IAS 32 Financial Instruments: Offsetting (Amendment) – This amendment addresses inconsistencies in current practice when applying the offsetting criteria in IAS 32 Financial Instruments: Presentation. The amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’; and that some gross settlement systems may be considered equivalent to net settlement. The Group is currently assessing the impact that this standard will have on the financial position and performance. The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

Effective for the 2015 financial year

IFRS 9, Financial Instruments (Phase I) – Phase I of IFRS 9 introduces new requirements for classifying and measuring financial assets and financial liabilities.

IFRS 9 (Phase I) is applicable to all financial assets and financial liabilities within the scope of IAS 39 Financial Instruments: Recognition and Measurement. At initial recognition, all financial assets (including hybrid contracts with a financial asset host) are measured at fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Subsequent to initial recognition, financial assets that are debt instruments are classified at amortized cost or fair value on the basis of both: (a) the entity’s business model for managing the financial assets; and (b) the contractual cash flow characteristics of the financial asset. Debt instruments may be subsequently measured at amortized cost if: (a) the asset is held within a business model whose objective is to hold the assets to collect the contractual cash flows; and (b) the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal outstanding. All other debt instruments are subsequently measured at fair value. All financial assets that are equity investments are measured at fair value either through other comprehensive income or profit or loss. This is an irrevocable choice the entity makes by instrument unless the equity investments are held for trading, in which case, they must be measured at fair value through profit or loss.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The Group is currently assessing the impact that this standard will have on the financial position and performance. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. Earlier application is permitted.

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

The fair values of the identifiable assets and liabilities as at the date of acquisition and the corresponding carrying values immediately before the acquisition were:

	Fair value recognized on acquisition	Previous carrying value
	RMB	RMB
Property, plant and equipment	1,866,474	1,866,474
Cash and cash equivalents	2,977,056	2,977,056
Trade receivables	11,930,139	11,930,139
Prepayment and other receivables	383,090	383,090
Intangible assets
Trade name	10,300,000	—
Customer relationship	8,320,000	—
Contract backlog	470,000	—
Non-compete agreement	240,000	—
Trade payables	(432,841)	(432,841)
Deferred tax liability	(4,832,500)	—
Other payables and accruals	(3,607,130)	(3,607,130)
Tax payable	(1,196,642)	(1,196,642)
Dividend payables	(4,469,641)	(4,469,641)

Net assets	21,948,005	7,450,505

Goodwill arising on acquisition	42,571,455

Total consideration	64,519,460

The purchase consideration comprises of a closing payment and two further payments contingent on achieving certain performance targets. On the acquisition date, December 19, 2007, management concluded with certainty that the first contingent payment was going to be made based on the consolidated accounts of Autoworld Media Company Limited, therefore the total consideration of the business combination at acquisition date was RMB64,519,460, which comprised the issuance of 1,028,507.5 shares, cash consideration of RMB14,786,337 (US$2,000,000) as part of the closing payment, the first contingent consideration payment which comprised the issuance of 771,385.0 shares and RMB11,089,753 (US$1,500,000) in cash consideration and costs directly attributable to the business combination. The equity

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

consideration was recorded in equity as “Share consideration to be issued” at the date of the acquisition. The shares for the closing payment and the first contingent payment were issued on February 1, 2008 and July 14, 2009, respectively. The cash consideration (net of foreign currency translation differences) of RMB14,211,600 for the closing payment and first contingent payment of RMB10,242,300 was paid on March 3, 2008 and July 14, 2009, respectively.

RMB
Consideration at acquisition date:
Closing payment 1,028,507.5 shares to be issued	22,081,918
Cash consideration	14,786,337

Total	36,868,255

First contingent consideration payment 771,385.0 shares to be issued	16,561,452
Cash consideration	11,089,753

Total consideration	64,519,460

Cash flows associated with this acquisition:

	2008	2009
	RMB	RMB
Cash acquired	—	—
Cash paid	(14,211,600)	(17,160,682)

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

Acquisition of Bitcar

On November 30, 2011, the Group acquired 100% equity interest in Bitcar, a company incorporated in PRC from key management personnel of the Group. Refer to Note 23 for further discussion. Bitcar is a provider of mobile Internet enabled sales tools for the PRC automobile industry. The Group acquired Bitcar to integrate Bitcar’s Digital Sales Assistant system with its existing online marketing platform.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The fair values of the identifiable assets and liabilities as at the date of acquisition and the corresponding carrying values immediately before the acquisition were:

	Fair value recognized on acquisition	Previous carrying value
	RMB	RMB
Property, plant and equipment	2,732,843	2,732,843
Deferred tax assets	3,164,169	3,164,169
Cash and cash equivalents	113,633	113,633
Trade receivables	348,600	348,600
Prepayment and other receivables	1,632,575	1,632,575
Intangible assets
Digital Sales Assistant (“DSA”) system	25,430,000	—
Contract backlog	14,163,000	—
Deferred tax liability	(9,898,250)	—
Other payables and accruals	(16,643,210)	(16,643,210)

Net assets	21,043,360	(8,651,390)

Goodwill arising on acquisition	38,992,640

Total consideration	60,036,000

From the date of acquisition, Bitcar has contributed RMB4,156,080 of revenue and RMB83,221 to the net profit before tax from continuing operations of the Group, respectively. If the combination had taken place at the beginning of the year, revenue from continuing operations would have been RMB681,598,621 and the profit from continuing operations for the Group would have been RMB79,887,974.

The fair value and gross amount of the trade receivables amounted to RMB348,600. None of the trade receivables have been impaired and it is expected that the full contractual amounts can be collected. The DSA system which is similar to an enterprise resource management system enables automobile manufacturers and dealers to manage their products, services and customer needs on mobile Internet enabled sales tools. The contract backlog comprises of outstanding unfulfilled revenue contracts of Bitcar. The remaining amortization period for the DSA system and the contract backlog is approximately ten and two years, respectively.

The goodwill of RMB38,992,640 represented expected synergies arising at acquisition, and the knowledge and expertise of the employees of Bitcar that did not qualify for separate recognition. None of the goodwill recognized is expected to be deductible for income tax purposes.

The total purchase consideration comprises of two cash payments, a closing payment and one payment contingent on achieving certain performance targets. There will be an additional cash payment to the selling shareholders of Bitcar (who are the Group’s key management personnel), amounting to the difference between (i) Bitcar’s revenues for the year ended December 31, 2012 calculated in accordance with IFRS; and (ii) the closing payment of RMB45,000,000, subject to a total purchase consideration cap of RMB63,000,000.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The key performance indicators of Bitcar indicate that an estimated revenue target for the year ended December 31, 2012 of RMB16,000,000 will be achieved and that an estimated revenue target of RMB18,000,000 for the year ended December 31, 2012 is probable due to a significant expansion of the business and synergies implemented. As at the acquisition date, the fair value of the contingent consideration was RMB15,036,000. The contingent consideration as at December 31, 2011 has been increased by RMB84,154 to RMB15,120,154 to reflect the change in fair value of the discounted cash payment from acquisition date through December 31, 2011 (see Note 2). This fair value adjustment was recognized in interest expense.

RMB
Consideration at acquisition date:
Closing payment	45,000,000
Contingent consideration	15,036,000

Total consideration	60,036,000

Cash flows associated with this acquisition:

2011
RMB
Cash acquired	113,633
Cash paid	(45,000,000)

4.	Investment in an associate

On May 24, 2011, the Group acquired a 49% interest in Beijing Xinchuang Interactive Advertising Company Limited (“BXIA”), whose principal activities were intended to be the provision of advertising services for RMB490,000. BXIA is in the start-up phase with no material operations, and is a private entity that is not listed on any public exchange. The Group’s investment in BXIA was accounted for under the equity method.

During the year ended December 31, 2011, the Group’s share of the loss of BXIA was RMB77,292. Summarized financial information of BXIA has not been presented because the effects were not material to the Group’s financial position or performance.

5.	Revenue

	2009	2010	2011
	RMB	RMB	RMB
Advertising activities	160,356,579	255,676,275	403,017,024
Dealer subscription and listing services	51,529,488	91,686,816	166,677,760
Advertising agent services	81,426,994	110,741,951	100,259,532

	293,313,061	458,105,042	669,954,316

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

6.	(Loss)/profit before tax

6.1 Selling and administrative expenses

	2009	2010	2011
	RMB	RMB	RMB
Salaries and benefits	49,290,389	83,462,731	128,185,220
Depreciation and amortization	2,919,612	6,322,278	12,167,384
Operating lease expenses	9,064,851	17,477,838	18,312,089
Share based payment	292,159	7,509,698	18,717,176
Office expenses	11,071,795	18,987,923	29,925,094
Provision for bad debts	1,649,488	634,839	2,086,570
Marketing expenses	47,089,741	73,157,210	129,679,881
Others	3,889,446	4,449,658	8,660,640

	125,267,481	212,002,175	347,734,054

6.2 Other income

	2009	2010	2011
	RMB	RMB	RMB
Unrealized exchange gains	308,962	5,317,384	24,059,008
Others	285,251	40,817	781,670

	594,213	5,358,201	24,840,678

Unrealized exchange gains represent foreign exchange differences from monetary assets and liabilities denominated in foreign currencies retranslating at the functional currency spot rates of exchange ruling at the reporting date. The unrealized exchange gain above is as a result from the appreciation of the RMB against the US$.

6.3 Other expenses

	2009	2010	2011
	RMB	RMB	RMB
Loss on disposal of property, plant and equipment	666,449	74,556	33,683
Others	501,198	1,271,197	2,337,733

	1,167,647	1,345,753	2,371,416

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense

The major components of income tax expense for the years ended December 31, 2009, 2010 and 2011 are:

	2009	2010	2011
	RMB	RMB	RMB
Current income tax
Current income tax charge	3,936,842	14,228,153	14,970,011
Deferred income tax
Relating to operating loss	(136,617)	(1,209,416)	(846,296)
Relating to origination and reversal of temporary differences	(298,132)	166,758	(4,365,275)

Income tax expense reported in the consolidated statements of comprehensive income	3,502,093	13,185,495	9,758,440

A reconciliation between income tax expense and the product of the accounting (loss)/profit multiplied by the PRC tax rate for the years ended December 31, 2009, 2010, and 2011 is as follows:

	2009	2010	2011
	RMB	RMB	RMB
(Loss)/profit before tax from continuing operations	(2,533,487)	(1,208,794,593)	96,932,242
Loss before tax from discontinued operations	(50,911,927)	(27,065,324)	—

Accounting (loss)/profit before income tax	(53,445,414)	(1,235,859,917)	96,932,242

Tax at statutory tax rate of 25%	(13,361,353)	(308,964,979)	24,233,061
Tax holiday or lower tax rates for certain entities comprising the Group	(2,746,659)	(11,970,126)	(18,438,869)
Effect of differing tax rates in different jurisdictions	11,954,421	320,967,060	3,564,632
Utilization of previously unrecognized tax losses	(1,199,019)	(5,638,100)	(1,681,597)
Non-taxable income	(2,720,675)	(1,111,720)	(5,003,525)
Non-deductible expenses	4,036,403	36,900,930	8,116,292
Adjustment to current income tax of prior years	—	—	(2,944,739)
Effect on deferred tax of changes in tax rates	(35,311)	—	(441,614)
Unrecognized tax losses	10,974,592	6,786,509	1,642,869
Others	—	460,425	711,930

	6,902,399	37,429,999	9,758,440

Income tax expense reported in the consolidated statements of comprehensive income	3,502,093	13,185,495	9,758,440
Income tax attributable to a discontinued operation	3,400,306	24,244,504	—

	6,902,399	37,429,999	9,758,440

Effective income tax rate	(12.9)%	(3.0)%	10.1%

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

Deferred tax

Deferred tax at December 31, 2010 and 2011, relates to the following:

	Consolidated statements of financial position		Consolidated statements of comprehensive income
	2010	2011	2010	2011
	RMB	RMB	RMB	RMB
Deferred tax assets
Depreciation of property, plant and equipment	—	—	(59,793)	—
Amortization of intangible assets	106,230	247,209	43,667	140,979
Provision for bad debts	650,000	—	(150,632)	(650,000)
Tax losses available for offset against future taxable income	1,940,340	5,950,805	1,209,416	846,296
Accrued wages and salaries	—	4,673,786	—	4,673,786

	2,696,570	10,871,800	1,042,658	5,011,061

Deferred tax liabilities
Intangible assets acquired in a business combination	—	(9,697,740)	—	200,510

	—	(9,697,740)	—	200,510

Deferred tax expense			1,042,658	5,211,571

Deferred tax assets, net	2,696,570	1,174,060

Reconciliation of deferred tax assets, net

	2010	2011
	RMB	RMB
Opening balance as of January 1,	(2,036,806)	2,696,570
Tax expense recognized in profit or loss during the period	1,042,658	5,211,571
Deferred taxes, net acquired in a business combination	—	(6,734,081)
Distribution to shareholders	3,690,718	—

Closing balance as at December 31	2,696,570	1,174,060

At December 31, 2011, the Group had RMB44,697,774 (2010: RMB28,810,825, 2009: RMB60,762,008) of tax losses carry forwards that would be available to offset against future taxable profit. A deferred tax asset has been recognized in respect of RMB23,803,221 of tax losses carry forward in 2011 (2010: RMB7,761,360, 2009: RMB4,020,363). No deferred tax asset has been recognized in respect of RMB20,894,553 of tax losses carry forward in 2011 (2010: RMB21,049,465, 2009: RMB56,741,645) as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in SPEs that have been loss-making for some time. These SPEs have no taxable temporary differences or any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. The tax losses would expire five years after the losses were incurred.

At December 31, 2011, the Group had RMB16,606,310 (2010: RMB3,565,731, 2009: RMB6,291,231) of other temporary differences. Deferred tax liabilities or assets have been recognized in 2011 for

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

RMB 16,606,310 of these temporary differences (2010: RMB3,565,731, 2009: RMB4,362,704). Deferred tax liabilities or assets were fully recognized in respect of the other temporary differences in 2011 and 2010. No deferred tax asset has been recognized in respect of the other temporary differences in 2009 for RMB1,928,527. These other temporary differences do not have a fixed expiry date.

The Group did not provide for deferred income taxes and withholding taxes on the undistributed earnings of its subsidiaries and its SPEs as of December 31, 2010 and 2011 on the basis of its intent to reinvest the earnings. The Company is able to control the timing of the reversal of this temporary difference. Also, management considered that it is probable that this temporary difference will not reverse in the foreseeable future. The undistributed earnings amounted to RMB2,253,019 and RMB61,437,870 as of December 31, 2010 and 2011. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

8.	Discontinued operations

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

Accordingly, the Group recognized a distribution to shareholders amounting to RMB101,962,387 in the consolidated statement of changes in equity for the year ended December 31, 2010, which included RMB8,135,379 of cash balances of the distributed entities. The assets and liabilities distributed are as follows:

RMB
Trade receivables	61,895,238
Bills receivables	3,495,200
Goodwill	58,745,849
Prepayments and other receivables	21,626,248
Intangible assets	14,377,415
Cash and cash equivalents	8,135,379
Property, plant and equipment	4,512,330
Other payables and accruals	(28,984,916)
Income tax payable	(23,881,296)
Trade payables	(13,615,391)
Deferred tax liabilities	(3,679,499)
Non-controlling interest	(664,170)

101,962,387

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The distributed entities are considered to be discontinued operations. Comparative information for prior years is presented in the consolidated financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting year for the latest year presented, which is December 31, 2011. The results of the distributed entities are as follows:

	2009	2010
	RMB	RMB
Revenue	125,407,237	32,895,720
Cost of revenue	(99,547,859)	(31,578,680)

Gross profit	25,859,378	1,317,040
Expenses	(75,447,116)	(28,709,417)
Interest income	50,214	—
Other (expenses)/income	(1,374,403)	327,053

Loss before tax from discontinued operations	(50,911,927)	(27,065,324)
Income tax expense	(3,400,306)	(24,244,504)

Loss for the year from the discontinued operations	(54,312,233)	(51,309,828)

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

The cash flows of the discontinued operations for the years ended December 31, 2009 and 2010 were as follows:

	2009	2010
	RMB	RMB
Operating activities	(9,596,132)	(20,577,156)
Investing activities	(4,435,821)	—
Financing activities	—	—

Net cash outflows	(14,031,953)	(20,577,156)

Loss per share:

	2009	2010
	RMB	RMB
Basic, attributable to ordinary shareholders	(1.86)	(1.55)
Diluted, attributable to ordinary shareholders	(1.86)	(1.55)

On September 22, 2009, the Company sold Shanghai Cheng Chen Media Company Limited (“SHCC”) to Autoworld Media Company Limited and recognized a loss on discontinued operation amounting to RMB300,412, this amount is included in the loss on discontinued operations in the disclosure above.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

9.	Property, plant and equipment

	Computers and servers	Motor vehicles	Furniture and fixtures	Leasehold improvements	Total
	RMB	RMB	RMB	RMB	RMB
Cost:
At January 1, 2010	21,631,237	5,729,402	3,232,689	—	30,593,328
Additions	7,574,794	1,363,846	358,173	10,220,406	19,517,219
Disposals	(8,700)	(237,475)	(4,212)	(76,500)	(326,887)
Distribution to shareholders (Note 8)	(4,049,903)	(1,564,597)	(2,478,549)	—	(8,093,049)

At December 31, 2010	25,147,428	5,291,176	1,108,101	10,143,906	41,690,611
Additions	14,330,553	1,660,272	54,396	7,122	16,052,343
Acquisition of a subsidiary (Note 3)	2,495,784	—	12,954	224,105	2,732,843
Disposals	(85,475)	(116,700)	—	—	(202,175)

At December 31, 2011	41,888,290	6,834,748	1,175,451	10,375,133	60,273,622

Accumulated depreciation:
At January 1, 2010	7,166,689	2,493,950	1,231,416	—	10,892,055
Charge for the year	4,436,937	891,525	736,127	1,526,686	7,591,275
Disposals	(406)	(81,140)	(1,685)	(5,100)	(88,331)
Distribution to shareholders (Note 8)	(898,651)	(956,759)	(1,725,309)	—	(3,580,719)

At December 31, 2010	10,704,569	2,347,576	240,549	1,521,586	14,814,280
Charge for the year	7,274,782	1,092,536	223,897	2,035,764	10,626,979
Disposals	(71,307)	(64,185)	—	—	(135,492)

At December 31, 2011	17,908,044	3,375,927	464,446	3,557,350	25,305,767

Net book value:
At December 31, 2011	23,980,246	3,458,821	711,005	6,817,783	34,967,855

At December 31, 2010	14,442,859	2,943,600	867,552	8,622,320	26,876,331

As of December 31, 2011 and 2010, the gross carrying amount of fully depreciated property, plant and equipment that were still in use were RMB4,641,458 and RMB748,910, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

10.	Intangible assets

	Purchased software	Digital Sales Assistant system	Trade name and lifetime membership	Domain names	Contract Backlog	Customer relationships	Partnership agreement	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost:
At January 1, 2010	7,208,530	—	12,861,525	—	—	8,650,000	3,380,000	710,000	32,810,055
Additions	502,555	—	—	—	—	—	—	—	502,555
Distribution to shareholders (Note 8)	(500,000)	—	(10,300,000)	—	—	(8,650,000)	(3,380,000)	(710,000)	(23,540,000)

At December 31, 2010	7,211,085	—	2,561,525	—	—	—	—	—	9,772,610
Additions	4,511,380	—	3,202,000	4,787,636	—	—	—	3,900	12,504,916
Acquisition of a subsidiary (Note 3)	—	25,430,000	—	—	14,163,000	—	—	—	39,593,000

At December 31, 2011	11,722,465	25,430,000	5,763,525	4,787,636	14,163,000	—	—	3,900	61,870,526

Amortization:
At January 1, 2010	1,472,785	—	—	—	—	4,374,200	3,380,000	567,804	9,794,789
Amortization	1,111,383	—	—	—	—	815,581	—	25,000	1,951,964
Distribution to shareholders (Note 8)	—	—	—	—	—	(5,189,781)	(3,380,000)	(592,804)	(9,162,585)

At December 31, 2010	2,584,168	—	—	—	—	—	—	—	2,584,168
Amortization	1,784,652	211,917	—	244,297	590,125	—	—	13	2,831,004

At December 31, 2011	4,368,820	211,917	—	244,297	590,125	—	—	13	5,415,172

Net book value
At December 31, 2011	7,353,645	25,218,083	5,763,525	4,543,339	13,572,875	—	—	3,887	56,455,354

At December 31, 2010	4,626,917	—	2,561,525	—	—	—	—	—	7,188,442

On May 31, 2010, the Company distributed cash and net assets of the distributed entities to its shareholders, which included intangible assets such as the customer relationships, partnership agreement, others and a portion of purchased software (Note 8).

As of December 31, 2011 and 2010, the gross carrying amount of fully amortized intangible assets that were still in use were RMB213,709 and RMB5,639, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The addition in purchased software was mainly related to Microsoft software to improve the enterprise resource process. The addition in trade name and domain names was mainly due to the purchase consideration paid to third parties to acquire the “ ; EARS” trade name, and “yiche.com” and “taoche.com” domain names, respectively.

Management determined the trade name and lifetime membership would have an indefinite useful life as the assets may be used indefinitely without significant costs of renewal.

There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2010 and 2011. Refer to Note 12 for further discussion on the impairment testing of indefinite lived intangible assets.

11.	Goodwill

RMB
At January 1, 2010	58,745,849
Distribution to shareholders (Note 8)	(58,745,849)

At December 31, 2010	—
Acquisition of Bitcar (Note 3)	38,992,640

At December 31, 2011	38,992,640

12.	Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill and intangible assets with indefinite lives have been allocated to the following CGUs, which are separate entities, respectively, for impairment testing.

•	Beijing Bitauto Internet Information Company Limited (“BBII”)

•	Beijing Bitauto Information Technology Company Limited (“BBIT”)

•	Beijing Bitcar Interactive Information Technology Co., Ltd. (“Bitcar”)

The initial allocation of goodwill associated with the acquisition of Bitcar to the Bitcar CGU has been made on a provisional basis.

	December 31, 2010
	BBII	Total
	RMB	RMB
Lifetime membership	1,641,480	1,641,480
Trade name with indefinite useful lives	920,045	920,045

	December 31, 2011
	BBII	BBIT	Bitcar	Total
	RMB	RMB	RMB	RMB
Goodwill	—	—	38,992,640	38,992,640
Lifetime membership	1,641,480	—	—	1,641,480
Trade name with indefinite useful lives	1,101,045	3,021,000	—	4,122,045

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The Group performed annual impairment tests as at December 31, 2010 and 2011 to assess the cash generating units’ respective recoverable amounts. Management concluded that there was no impairment as the recoverable amounts of the cash generating units exceeded their carrying amounts.

The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rates applied to the cash flow projections ranged from 20% to 22% and cash flows beyond the five-year period are extrapolated using growth rates of 3%.

Key assumptions were used in the value in use calculation of each CGU as of December 31, 2010 and 2011. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

Discount rates – The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

13.	Trade receivables

	2010	2011
	RMB	RMB
Trade receivables	225,586,341	437,213,026
Less: Provision for bad debts	(1,243,539)	(3,430,109)

	224,342,802	433,782,917

Trade receivables are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 180 days for certain qualifying long term customers who have met specific credit requirements.

For the advertising agent services the Group provides, the Group acts as an agent in placing automaker customers’ advertisements on the websites of media vendors in the PRC. The Group receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. For the advertising services the Group provides, the Group acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. For the advertising agent services and advertising services provided, the Group enters into publishing schedule agreements with its automaker and automobile dealer customers; and related advertising agreements with media vendors who are then obligated to place the advertisements according to the Group’s customers’ publishing schedule agreements. Therefore, the Group records trade receivables from its customers and accounts payable to media vendors on a gross basis. Gross billings include the gross value of advertisements placed by the Group’s customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2011 was RMB1,173,048,585 (2010: RMB960,216,460).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

As at December 31, 2011, trade receivables at initial value of RMB3,430,109 (2010: RMB1,243,539) were impaired and fully provided for. Movements in the provision for individually impaired trade receivables were as follows:

Individually impaired
RMB
At January 1, 2010	801,613
Charge for the year	634,839
Write off	(15,020)
Distribution to shareholders	(177,893)

At December 31, 2010	1,243,539
Charge for the year	2,186,570

At December 31, 2011	3,430,109

As at December 31, the ageing analysis of trade receivables was as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	<90 days	90-180 days	>180 days
	RMB	RMB	RMB	RMB	RMB
2011	433,782,917	138,699,737	127,367,764	96,168,612	71,546,804
2010	224,342,802	101,031,195	82,932,386	18,061,660	22,317,561

14.	Bills receivables

	2010	2011
	RMB	RMB
Bills receivables	59,369,627	74,539,413

Bills receivables, represent short-term notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

15.	Prepayments and other receivables

	2010	2011
	RMB	RMB
Advances to suppliers	13,809,228	9,312,729
Prepaid expenses	1,274,870	11,546,700
Deposits	3,805,911	4,449,794
Staff advances	7,578,836	11,269,078
Others	7,917,496	456,345

	34,386,341	37,034,646

Prepayments and other receivables are unsecured, interest-free and have no fixed terms of repayment.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

16.	Cash and cash equivalents

	2010	2011
	RMB	RMB
Cash at bank and on hand	803,140,440	601,377,150

Cash at bank earns interest at floating rates based on daily bank deposit rates.

17.	Issued capital, share premium and treasury shares

	2010	2011
Authorized shares
Ordinary shares of US$0.00004 each	1,227,852,525.0	1,227,852,525.0

Ordinary shares issued and fully paid	Number of shares	RMB
At January 1, 2009	11,277,470.0	3,613
Issuance of shares on July 14, 2009 in exchange for issued share capital of Autoworld Media Company Limited	771,385.0	211
Issuance of shares on December 31, 2009 in exchange for issued share capital of Autoworld Media Company Limited	294,195.0	81

At December 31, 2009	12,343,050.0	3,905
Options exercised on May 5, 2010	150,000.0	41
Issuance of ordinary shares on November 17, 2010 to public	9,000,000.0	2,394
Automatic conversion of convertible preference shares to ordinary shares upon completion of the IPO	19,760,340.0	5,255

At December 31, 2010	41,253,390.0	11,595
Options exercised on January 17, 2011	87,500.0	24
Issuance of ordinary shares on August 4, 2011 in connection with the future exercise of share options	300,000.0	77

At December 31, 2011	41,640,890.0	11,696

Share premium		RMB
At January 1, 2009		22,385,229
Issuance of shares on July 14, 2009 in exchange for issued share capital of Autoworld Media Company Limited		16,561,241
Issuance of shares on December 31, 2009 in exchange for issued share capital of Autoworld Media Company Limited		6,918,301

At December 31, 2009		45,864,771
Options exercised on May 5, 2010		1,007,580
Issuance of ordinary shares on November 17, 2010 to public		641,036,115
Automatic conversion of convertible preference shares to ordinary shares upon completion of the IPO		1,718,456,252

At December 31, 2010		2,406,364,718
Options exercised on January 17, 2011		2,791,331

At December 31, 2011		2,409,156,049

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

Treasury shares	Number of shares	RMB
At January 1, 2011	—	—
Repurchase of ordinary shares	455,006.0	16,809,532

At December 31, 2011	455,006.0	16,809,532

The Company issued a total of 2,094,087.5 ordinary shares to former shareholders of Autoworld Media Company Limited as part of the consideration for the Autoworld Media Company Limited acquisition. Refer to Note 3 for further discussion. These ordinary shares participate in distributions but do not have voting rights.

Options related to 150,000.0 shares that were granted under the December 31, 2006 Employee Stock Incentive Plan (Note 19) were exercised on May 5, 2010.

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

Options related to 87,500.0 shares that were granted under the February 8, 2010 Employee Stock Incentive Plan (Note 19) were exercised on January 17, 2011.

On August 4, 2011, the Company issued 300,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2011, nil ordinary shares out of the 300,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

On August 12, 2011, the Board of Directors approved a treasury share repurchase program, which authorized the Company’s management to repurchase up to US$10,000,000 of the Company’s American Depositary Shares (“ADSs”) within 12 months from approval date. Each ADS represents one ordinary share of the Company. As of December 31, 2011, the Company repurchased a total of 455,006.0 ADSs for a total consideration of RMB16,809,532.

18.	Basic and diluted earnings per share

Basic earnings per share is computed by dividing loss or profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Loss or profit attributable to ordinary shareholders is calculated using the two class method as the Company has issued shares other than ordinary shares that contractually entitle the holder of such securities to participate in dividends and earnings of the Company. Dividends are calculated for the participating security on undistributed earnings and are a reduction in the loss or profit for the year attributable to ordinary shareholders. The Company’s Series A, B, C, D-1 and D-2 preference shares are participating securities with rights to dividends should dividends be declared on ordinary shares. See Note 20.1. The assumed dividends on undistributed earnings are allocated as if the entire loss or profit for the year were distributed and are based on the relationship of the weighted average number of ordinary shares outstanding and the weighted average number of ordinary shares outstanding if the preference shares were converted into ordinary shares. Upon completion of the IPO on November 17, 2010, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into ordinary shares (Note 20).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

Diluted net income per ordinary share is computed by dividing the loss or profit for the year attributable to ordinary shareholders for the period by the weighted average number of ordinary and potential ordinary shares outstanding during the period, if the effect of potential ordinary shares is dilutive. Potential ordinary shares include incremental shares of ordinary shares issuable upon the exercise of employee stock options and the conversion of preference securities. The Company’s potentially dilutive shares have not been included in the computation of diluted loss or profit per ordinary share for periods in which the result would be anti-dilutive.

The following reflects the (loss)/profit and share data used in the basic and diluted earnings per share computations:

	2009	2010	2011
	RMB	RMB	RMB
Continuing operations
Basic (loss)/profit attributable to:
Ordinary shareholders	(2,517,200)	(587,428,206)	87,173,802
Series A Preference Shareholders	(835,497)	(129,214,184)	—
Series B Preference Shareholders	(1,191,449)	(184,264,225)	—
Series C Preference Shareholders	(1,014,429)	(156,887,122)	—
Series D-1 Preference Shareholders	(325,072)	(111,890,670)	—
Series D-2 Preference Shareholders	(151,933)	(52,295,681)	—

Total	(6,035,580)	(1,221,980,088)	87,173,802

Discontinued operations
Basic loss attributable to:
Ordinary shareholders	(22,526,340)	(24,665,574)	—
Series A Preference Shareholders	(7,476,834)	(5,425,585)	—
Series B Preference Shareholders	(10,662,242)	(7,737,087)	—
Series C Preference Shareholders	(9,078,097)	(6,587,547)	—
Series D-1 Preference Shareholders	(2,909,058)	(4,698,187)	—
Series D-2 Preference Shareholders	(1,359,641)	(2,195,848)	—

Total	(54,012,212)	(51,309,828)	—

Basic earnings
(Loss)/profit attributable to:
Ordinary shareholders	(25,043,540)	(612,093,780)	87,173,802
Series A Preference Shareholders	(8,312,331)	(134,639,769)	—
Series B Preference Shareholders	(11,853,691)	(192,001,312)	—
Series C Preference Shareholders	(10,092,526)	(163,474,669)	—
Series D-1 Preference Shareholders	(3,234,130)	(116,588,857)	—
Series D-2 Preference Shareholders	(1,511,574)	(54,491,529)	—

Total	(60,047,792)	(1,273,289,916)	87,173,802

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

	2009	2010	2011
	RMB	RMB	RMB
Diluted earnings
(Loss)/profit attributable to ordinary shareholders for basic earnings	(25,043,540)	(612,093,780)	87,173,802

Diluted earnings attributable to ordinary shareholders	(25,043,540)	(612,093,780)	87,173,802

Diluted earnings from continuing operations
(Loss)/profit attributable to ordinary shareholders from continuing operations	(2,517,200)	(587,428,206)	87,173,802

Diluted earnings attributable to ordinary shareholders from continuing operations	(2,517,200)	(587,428,206)	87,173,802

	2009	2010	2011
Weighted average number of shares
Ordinary shares outstanding as of January 1,	11,277,470.0	12,343,050.0	41,253,390.0
Weighted average number of ordinary shares issued as part of Autoworld Media Company Limited acquisition	845,538.0	—	—
Weighted average number of convertible preference shares automatically converted to ordinary shares	—	2,436,206.0	—
Weighted average number of ordinary shares repurchased during the year (Note 17)	—	—	(103,944.0)
Weighted average number of ordinary shares issued during the year	—	1,208,219.0	83,664.0

Weighted average number of ordinary shares outstanding for the period for basic earnings	12,123,008.0	15,987,475.0	41,233,110.0
Dilutive effect of share based compensation	—	—	1,175,723.0

Weighted average number of ordinary shares adjusted for the effect of dilution	12,123,008.0	15,987,475.0	42,408,833.0

In relation to the Autoworld Media Company Limited acquisition, 771,385.0 shares as the first contingent consideration were issued on July 14, 2009 (Note 3). The shares are included in the weighted average number of shares from the date of acquisition, because the Company incorporates into its consolidated statements of comprehensive income Autoworld Media Company Limited’s profits and losses from the acquisition date, on this basis for purposes of determining the weighted average number of shares outstanding, the shares are treated as outstanding for the full year in the year ended December 31, 2009. For the year ended December 31, 2009, 74,152.5 outstanding shares are included in the weighted average number of ordinary shares, being the weighted average number of shares issued as part of the final contingent payment for the acquisition of Autoworld. These shares are deemed to be outstanding from the date the contingency was resolved, October 1, 2009.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

	2009	2010
Weighted average number of shares
Series A preference shares issued at January 1,	4,023,810.0	4,023,810.0
Weighted average number of Series A preference shares automatically converted to ordinary shares during the year	—	(496,086.0)

Weighted average number of Series A preference shares	4,023,810.0	3,527,724.0

Series B preference shares issued at January 1,	5,738,102.5	5,738,102.5
Weighted average number of Series B preference shares automatically converted to ordinary shares during the year	—	(707,437.0)

Weighted average number of Series B preference shares	5,738,102.5	5,030,665.5

Series C preference shares issued at January 1,	4,885,562.5	4,885,562.5
Weighted average number of Series C preference shares automatically converted to ordinary shares during the year	—	(602,330.0)

Weighted average number of Series C preference shares	4,885,562.5	4,283,232.5

Series D-1 preference shares issued at January 1,	—	3,484,345
Weighted average number of Series D-1 preference shares issued during the year	1,565,568.0	—
Weighted average number of Series D-1 preference shares automatically converted to ordinary shares during the year	—	(429,577.0)

Weighted average number of Series D-1 preference shares	1,565,568.0	3,054,768.0

Series D-2 preference shares issued at January 1,	—	1,628,520.0
Weighted average number of Series D-2 preference shares issued during the year	731,718.0	—
Weighted average number of Series D-2 preference shares automatically converted to ordinary shares during the year	—	(200,776.0)

Weighted average number of Series D-2 preference shares	731,718.0	1,427,744.0

The following weighted average number of shares result from instruments that could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented:

	2009	2010	2011
Weighted average number of shares
Equity settled share based compensation	607,660.0	655,383.0	564,847.0
Series A convertible preference shares	4,023,810.0	3,527,724.0	—
Series B convertible preference shares	5,738,102.5	5,030,665.5	—
Series C convertible preference shares	4,885,562.5	4,283,232.5	—
Series D-1 convertible preference shares	1,565,568.0	3,054,768.0	—
Series D-2 convertible preference shares	731,718.0	1,427,744.0	—
Convertible promissory notes	896,803.0	—	—

Total	18,449,224.0	17,979,517.0	564,847.0

There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

To calculate earnings per share amounts for the discontinued operations (Note 8), the weighted average number of ordinary shares for both basic and diluted amounts is as per the table above.

19.	Share-based payments

The expenses recognized for employee services received during the years are shown in the following table:

	2009	2010	2011
	RMB	RMB	RMB
Expense arising from employee stock incentive plan	292,159	7,509,698	18,717,176

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

On February 8, 2010, the Company implemented an Employee Stock Incentive Plan (“2010 Plan”) under which the Company has reserved 3,089,887.5 ordinary shares for employees. The board of the Company may invite employees of the Company to subscribe for options over the Company’s ordinary shares. Employees must remain in service for a period of four years from the date of grant.

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

On December 28, 2010, the Company granted options to purchase 278,512.5 ordinary shares under the 2006 Plan and options to purchase 589,487.5 ordinary shares under the 2010 Plan, at an exercise price of US$10.20 per share, to designated employees on that date. Pursuant to the Plans, the options have graded vesting terms, and vest in equal tranches from the grant date over three or four years, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the vesting date and there are no cash settlement alternatives.

On May 5, 2010, options related to 150,000.0 shares that were granted under the 2006 Plan were exercised. On January 17, 2011, options related to 87,500.0 shares that were granted under the 2010 Plan were exercised. As of December 31, 2011, certain employees terminated their services with the Company and accordingly, forfeited options related to 155,000.0 shares and options related to 912,500.0 shares granted to them under the 2006 Plan and the 2010 Plan, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The following shares were outstanding under the Plans during the year:

	2010	2010	2011	2011
	Number of shares	Weighted average exercise prices US$/Share	Number of shares	Weighted average exercise prices US$/Share
Outstanding at January 1	718,750.0	0.40	2,966,750.0	4.72
Granted during the year	3,265,500.0	5.06	—	—
Exercised during the year	(150,000.0)	0.40	(87,500.0)	3.20
Forfeited during the year	(867,500.0)	3.16	(168,750.0)	1.35

Outstanding at December 31	2,966,750.0	4.72	2,710,500.0	4.98

Exercisable at December 31	556,250.0	0.40	1,101,619.0	3.52

The weighted average remaining contractual life for the options outstanding as at December 31, 2011 was 7.88 years (2010: 8.78 years, 2009: 7.00 years).

The fair value of services received in return for options granted is measured by reference to the fair value of options granted. The estimate of the fair values of the options granted on February 8, 2010 and December 28, 2010 is measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the Plans on the date of grant:

	February 8, 2010		December 28, 2010
			Vesting period of 3 years		Vesting period of 4 years
Fair value per share	US$	3.02	US$	10.16	US$	10.16
Exercise price	US$	3.20	US$	10.20	US$	10.20
Risk-free interest rate		3.62%		3.58%		3.58%
Dividend yield		0.00%		0.00%		0.00%
Weighted-average fair value per option granted	US$	3.60	US$	5.08	US$	5.36
Expected volatility		60%		69%		69%

The volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies, for the period before valuation date and with similar span as time to expiration.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities

20.1 Convertible preference shares

All of the outstanding preference shares were automatically converted into ordinary shares upon the completion of the Company’s IPO on November 17, 2010 on a 1:1 basis. The reconciliation of the carrying values of the derivative component and liability component of the Series A, B and C convertible preference shares and reconciliation of the carrying value of the Series D-1 and D-2 convertible preference shares as at December 31, 2010 is as follows:

2010
RMB

Derivative component of Series A, B and C convertible preference shares
Opening balance	186,601,049
Changes in fair value of derivative component of convertible preference shares recorded in profit or loss	1,004,876,088
Automatically converted to ordinary shares on November 17, 2010	(1,168,692,735)
Foreign exchange reserve	(22,784,402)

Closing balance	—

Liability component of Series A, B and C convertible preference shares
Opening balance	136,209,726
Interest expense recorded in finance costs	9,354,999
Automatically converted to ordinary shares on November 17, 2010	(141,823,499)
Foreign exchange reserve	(3,741,226)

Closing balance	—

Series D-1 and D-2 convertible preference shares at fair value
Opening balance	150,809,121
Series D-1 and D-2 shares issued on July 8, 2009 and July 20, 2009, respectively	—
Changes in fair value of Series D-1 and D-2 convertible preference shares	265,825,816
Automatically converted to ordinary shares on November 17, 2010	(407,945,273)
Foreign exchange reserve	(8,689,664)

Closing balance	—

Convertible preference share liability – Total	—

Number of conversion shares at the reporting date (shares)	—

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

On July 20, 2009, the holders of the convertible promissory notes converted the convertible promissory notes (Note 20.2) of RMB34,168,000 (US$5,000,000) issued by the Company on June 27, 2008 into 1,628,520.0 shares of Series D-2 convertible preference shares (the “Series D-2 Convertible Preference Shares”).

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

If the Company shall issue any ordinary shares for a consideration per share less than the conversion price in effect on the date and immediately prior to such issue, then, and in each such event unless as otherwise agreed by the holders of the convertible preference shares, the holders of convertible preference shares shall be entitled to receive additional preference shares to ensure the number of shares held by the holders equal to the number of shares that the purchase price would have purchased at such new purchase price.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

20.2 Convertible promissory notes

On June 27, 2008, the Company issued zero coupon convertible promissory notes with an aggregate principal amount of RMB34,264,500 (US$5,000,000) (the “Notes”) to third party investors (individually the “Holder”).

The Notes were convertible into convertible preference shares. Hence the Notes will not result in settlement by the exchange of a fixed amount of cash for a fixed number of the Company’s shares. In accordance with the requirements of IAS 39, Financial Instruments – Recognition and Measurement, the conversion feature and redemption feature of the Notes are accounted as a compound instrument. The host debt contract net of the derivatives (conversion feature and redemption feature) is considered an equity instrument and has no value. The conversion feature and redemption feature are carried at fair value on the consolidated statements of financial position with any changes in fair value being charged or credited to the consolidated statements of comprehensive income in the period when the change occurs.

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

Any changes in the major inputs into the model would have resulted in changes in the fair value of the Notes. Refer to Note 20.4. The aggregate changes in the fair value of the Notes from January 1, 2009 to the conversion date was RMB680,067, which has been recorded as the “Changes in fair value of convertible promissory notes” in the consolidated statements of comprehensive income for the year ended December 31, 2009.

20.3 Interest-bearing borrowing

	2010	2011
	RMB	RMB
Interest-bearing borrowing	20,000,000	—

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

On April 30, 2010, the Group entered into a RMB30,000,000 revolving line of credit agreement available until April 29, 2011 with China Merchant Bank. Amounts drawn down bear interest at the prevailing People’s Bank of China (“PBOC”) benchmark rate for a one-year loan on the date drawn. The Group’s interest rate on this interest-bearing borrowing was 5.31% per annum. Amounts drawn down as at December 31, 2010 was RMB20,000,000, and there are no commitment fees associated with the unused portion of the line of credit. The revolving line of credit is wholly guaranteed by Beijing Zhong Guan Cun High Technology Guarantee Company Limited, which is a professional guarantee institute that provides guarantees to high-tech enterprises, which is mainly funded by the PRC government. The Company paid a fee of RMB264,000 for the guarantee, of which was recorded in interest expense during the year ended December 31, 2010. The interest-bearing borrowing was repaid in full on January 17, 2011.

20.4 Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	December 31, 2010		December 31, 2011
	Carrying amount	Fair Value	Carrying amount	Fair Value
	RMB	RMB	RMB	RMB
Financial assets
Trade receivables	224,342,802	224,342,802	433,782,917	433,782,917
Bills receivables	59,369,627	59,369,627	74,539,413	74,539,413
Other receivables and due from related parties	46,266,265	46,266,265	35,914,411	35,914,411
Cash and cash equivalents	803,140,440	803,140,440	601,377,150	601,377,150

Total	1,133,119,134	1,133,119,134	1,145,613,891	1,145,613,891

Financial liabilities
Trade payables	200,720,634	200,720,634	201,125,551	201,125,551
Other payables, advances from customers, due to related parties	42,827,947	42,827,947	74,245,953	74,245,953
Interest-bearing borrowing	20,000,000	20,000,000	—	—

Total	263,548,581	263,548,581	275,371,504	275,371,504

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, trade receivables, bills receivables, other receivables and due from related parties, trade payables, other payables, advances from customers, due to related parties and interest-bearing borrowing approximate their carrying amounts largely due to the short-term maturity of these instruments.

21.	Trade payables

	2010	2011
	RMB	RMB
Trade payables	200,720,634	201,125,551

Trade payables are non-interest-bearing and are normally settled under the terms of 120 to 150 days.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

22.	Other payables and accruals

	2010	2011
	RMB	RMB
Accrued payroll	20,948,039	27,634,206
Accrued expenses	13,014,743	25,344,841
Advances from customers	31,188,928	51,481,618
Other payables	6,154,268	6,844,185
Other tax payables	33,741,327	41,938,838

	105,047,305	153,243,688

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days.

23.	Related party disclosures

On May 31, 2010, the Group distributed cash and the net assets of the distributed entities to its shareholders. Refer to Note 8 for further discussion.

On November 30, 2011, the Group acquired 100% equity interest in Bitcar, a company incorporated in PRC from key management personnel of the Group. Refer to Note 3 for further discussion.

The following table summarizes the related party transactions for years ended December 31, 2009, 2010 and 2011:

	2009	2010	2011
	RMB	RMB	RMB
Services purchased from entities with common shareholders of the Company
– Beijing Easy Auto Reach Media Company Limited	1,560,000	2,520,000	850,000
– Beijing Le Jia Yi Ye Culture Media Company Limited	—	—	4,458,000

	1,560,000	2,520,000	5,308,000

Services provided to entities with common shareholders of the Company
– Beijing Bitcar Interactive Information Technology Company Limited	—	2,050,000	5,237,825
– Beijing Le Jia Yi Ye Culture Media Company Limited	—	2,520,203	1,000,393

	—	4,570,203	6,238,218

	2009	2010	2011
	RMB	RMB	RMB
Disposal of SHCC to an entity with common shareholders of the Company
– Autoworld Media Company Limited (Note 8)	350,000	—	—

	2009	2010	2011
	RMB	RMB	RMB
Acquisition of Bitcar from key management personnel
– Key management personnel	—	—	60,036,000

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The following table summarizes the related party balances as at December 31, 2010 and 2011:

	2010	2011
	RMB	RMB
Amounts due from entities with common shareholders of the Company	13,154,794	10,426,465

	2010	2011
	RMB	RMB
Amounts due to entities with common shareholders of the Company	5,484,751	799,996
Amounts due to key management personnel for the purchase consideration associated with the acquisition of Bitcar	—	15,120,154

Total amounts due to related parties	5,484,751	15,920,150

The above balances are unsecured, interest-free and have no fixed terms of repayment.

For the year ended December 31, 2010 and 2011, the Group did not make any provision for doubtful debts relating to amounts owed by related parties. The assessment of doubtful debt provision is undertaken each financial year through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	2009	2010	2011
	RMB	RMB	RMB
Wages and salaries	2,486,927	2,864,900	3,114,018
Post-employment benefits	251,511	276,958	295,476
Share-based payments	66,514	3,327,811	5,841,132

Total compensation paid to key management personnel	2,804,952	6,469,669	9,250,626

24.	Commitments and contingencies

Operating lease commitments – Group as lessee

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

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments under non-cancelable operating leases as at December 31 are as follows:

	2010	2011
	RMB	RMB
Within one year	13,553,603	19,481,603
After one year but not more than five years	27,963,217	27,600,144

	41,516,820	47,081,747

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

25.	Financial risk management objectives and policies

The Group is exposed to interest rate risk, foreign currency risk, liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks and they are summarized below.

(i)	Interest rate risk

The Group’s earnings are affected by changes in interest rates due to the impact of such changes on interest income and expense from interest-bearing financial assets and liabilities. The Group’s interest-bearing financial assets comprised primarily of cash deposits at floating rates based on daily bank deposit rates, and the Group had RMB20,000,000 interest-bearing borrowing as of December 31, 2010, which was repaid in full on January 17, 2011. The interest expense incurred for the year ended December 31, 2011 was RMB44,250 (2010: RMB992,650; 2009: nil).

For the year ended December 31, 2011, the interest income from cash deposits was approximately RMB3,963,484 (2010: RMB618,258; 2009: RMB372,785). A 1% increase or decrease in annual interest rates would increase or decrease interest income by RMB6,013,772, respectively, based on the cash and cash equivalents balance at December 31, 2011.

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

	Increase/decrease in US$ rate	Effect on income statement	Effect on Income statement
		US$	RMB
2011	+5.00%	(3,301,870)	(21,821,418)
	-5.00%	3,649,436	21,821,418
2010	+5.00%	(3,374,065)	(23,346,846)
	-5.00%	3,729,230	23,346,846

(iii)	Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool.

The Group maintains cash and cash equivalents balances amounting to RMB803,140,440 and RMB601,377,150 as of December 31, 2010 and 2011, respectively, which serves to mitigate liquidity risk.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

The Group’s objective is to also maintain a balance between continuity of funding and flexibility through the use of borrowings, when necessary and other liabilities.

(iv)	Credit risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms, ranging between 120 to 180 days to particular automaker customers after applying strict credit requirements based on the Group’s credit policy. These automaker customers, which comprise approximately 60.7% of total receivables as of December 31, 2011 (2010: approximately 51.1%), are major, long-standing customers and are mostly joint venture entities between PRC state-owned enterprises and international automakers. The related PRC state-owned enterprises have access to funds from the PRC government and thus do not represent substantial credit risks. However, with their influence in the automotive industry in China, these customers are able to demand longer payment terms to their suppliers, such as the Group.

Credit risk from balances with banks and financial institutions is managed by Group’s treasury in accordance with the Group’s policy. As of December 31, 2010 and 2011, substantially all of the Group’s cash and cash equivalents and short-term floating rate time deposits were held by various reputable Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group maintains its deposits across a diversified portfolio of financial institutions and continues to monitor the financial strength of these financial institutions. The Group’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2010 and 2011 is the carrying amounts as illustrated in Note 20. The Group’s maximum exposure for financial instruments is noted in Note 20.

(v)	Fair values

Financial assets of the Group mainly include cash and cash equivalents, trade and receivables, bills receivables and other receivables. Financial liabilities of the Group mainly include trade payables, other payables, interest-bearing borrowing, convertible preference shares and convertible promissory notes.

The carrying amounts of the Series A, B and C convertible preference shares, convertible promissory notes and the Series D-1 and D-2 convertible preference shares approximate their fair values at December 31, 2008 and 2009. Fair value estimates are made at a specific point in time and based on relevant market

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Refer to Note 20.4 for further information on fair value.

(vi)	Capital management

The primary objective of the Group’s capital management is to achieve a healthy capital ratio in order to support the current and future growth of the Group’s business and to maximize shareholder value.

Capital includes equity attributable to the ordinary shareholders. In prior periods, the Company was not able to secure traditional forms of financing, such as long-term bank borrowings on favorable terms, given that the Company has had a relatively short operating history. In order to fund its growth and working capital requirements, the Company issued convertible preference shares in 2006, 2007, and 2009, and convertible promissory notes in 2008 (collectively referred to as “convertible instruments”). The convertible instruments include clauses that provide the holders with significant benefits including liquidation preference, participation in earnings and conversion options. Upon completion of the IPO on November 17, 2010, the Company raised RMB641,038,509 in net proceeds, and the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into ordinary shares (Note 20). To maintain or adjust its capital structure, the Group may change its current dividend policy, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2011.

26.	Operating segment information

For management purposes, the Group is organized into business units based on their services and has three reportable operating segments as follows:

•	The bitauto.com business segment comprises of advertising activities, and dealer subscription services targeted to the new car automobile market.

•	The taoche.com business segment comprises of advertising activities, and dealer listing services targeted to the used automobile market.

•	The digital marketing solutions segment comprises of advertising activities, and advertising agent services.

Although the taoche.com business segment does not meet any of the qualitative thresholds to be considered a reportable segment and meets the criteria to be aggregated with the bitauto.com business operating segment, management believes that information about this segment would be useful to users of the consolidated financial statements as the potential revenue from this segment is expected to exceed 10% of the Group’s total revenue in future periods. Accordingly, management disclosed the taoche.com business segment as a separate reportable segment.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

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

Year ended, December 31, 2009	bitauto.com business	taoche.com business	Digital marketing solutions	Total
Continuing operations
Revenue	159,288,147	12,224,150	121,800,764	293,313,061
Cost of revenue	(57,733,780)	(16,717,186)	(31,295,320)	(105,746,286)

Gross profit	101,554,367	(4,493,036)	90,505,444	187,566,775

Year ended, December 31, 2010	bitauto.com business	taoche.com business	Digital marketing solutions	Total
Continuing operations
Revenue	291,127,962	19,013,034	147,964,046	458,105,042
Cost of revenue	(79,790,465)	(27,475,242)	(41,435,009)	(148,700,716)

Gross profit	211,337,497	(8,462,208)	106,529,037	309,404,326

Year ended, December 31, 2011	bitauto.com business	taoche.com business	Digital marketing solutions	Total
Continuing operations
Revenue	463,298,173	28,143,028	178,513,115	669,954,316
Cost of revenue	(104,337,365)	(37,599,947)	(71,833,455)	(213,770,767)

Gross profit	358,960,808	(9,456,919)	106,679,660	456,183,549

For the years ended December 31, 2009, 2010 and 2011, revenue from one customer amounted to RMB62,914,482, RMB74,614,327 and RMB68,143,093, respectively, arising from sales by both the bitauto.com business segment and digital marketing solutions segment.

27.	Event after the reporting period

On April 1, 2012, the Company announced that it revamped the Company’s website for used automobiles under a new uniformed resource locator (“URL”), taoche.com. Traffic to ucar.cn is automatically redirected to taoche.com. Going forward, the Company will refer to its previous “ucar.cn business” segment as “taoche.com business”.

28.	Parent company only condensed financial information

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiary only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiary, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Foreign-invested enterprises are also required to set aside funds for the employee bonus and welfare fund from their after-tax profits each year at percentages determined at their sole discretion. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Company’s PRC subsidiary, BBII was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits.

As a result of these PRC laws and regulations, subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be reserved prior to payment of dividends as a statutory reserve, the Company’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Company. Historically, the Company’s PRC subsidiary has generated losses in each of the periods from inception through December 31, 2010 as determined pursuant to PRC accounting standards and therefore, no statutory reserves were recorded. As of December 31, 2011, the PRC subsidiary had accumulated profits amounting to RMB56,907,916 as of December 31, 2011 pursuant to PRC accounting standards, and therefore, statutory reserves amounting to RMB5,690,792 was recorded as of December 31, 2011.

Condensed statements of comprehensive income

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Other operating expense	—	(7,108)	(6,574)
Selling and administrative expenses	(272,116)	(5,540,763)	(20,224,966)

Operating loss	(272,116)	(5,547,871)	(20,231,540)
Changes in fair value of derivative component of convertible preference shares	(33,305,170)	(1,270,701,904)	—
Changes in fair value of convertible promissory notes	680,067	—	—
Interest income	(2,221)	124	909
Finance costs on convertible preference shares	(14,917,041)	(9,354,999)	—
Loss on disposal of investment in subsidiary as part of the distribution to shareholders on May 31, 2010 (Note 8)	—	(152,313,749)	—

Loss before taxes	(47,816,481)	(1,437,918,399)	(20,230,631)
Income tax expense	—	—	—

Loss for the year	(47,816,481)	(1,437,918,399)	(20,230,631)

Other comprehensive income/(loss)
Foreign currency exchange difference	123,486	28,352,215	(36,250,909)

Other comprehensive income/(loss) for the year, net of tax	123,486	28,352,215	(36,250,909)

Total comprehensive loss for the year	(47,692,995)	(1,409,566,184)	(56,481,540)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

Condensed statements of financial position

	As at December 31,
	2010	2011
	RMB	RMB
ASSETS
Non-current asset:
Investment in subsidiary	1	1
Prepaid insurance	971,329	420,060

Total non-current asset	971,330	420,061

Current assets:
Prepayments and other receivables	8,996,938	504,072
Due from subsidiaries	724,398,597	668,746,001
Due from related parties	25,844	24,588
Cash and cash equivalents	3,727,046	11,754,492

Total current assets	737,148,425	681,029,153

TOTAL ASSETS	738,119,755	681,449,214

EQUITY AND LIABILITIES
Equity:
Issued capital	11,595	11,696
Share premium	2,406,364,718	2,409,156,049
Treasury shares	—	(16,809,532)
Employee equity benefit reserve	9,935,783	27,706,721
Other reserve
– Foreign currency translation reserve	44,725,393	8,474,484
Accumulated losses	(1,727,243,164)	(1,747,473,795)

Total equity	733,794,325	681,065,623

Current liabilities:
Other payables and accruals	4,325,430	383,591

Total current liabilities	4,325,430	383,591

Total liabilities	4,325,430	383,591

TOTAL EQUITY AND LIABILITIES	738,119,755	681,449,214

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in Renminbi (“RMB”) except for number of shares)

Condensed statements of cash flows

	For the year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB
Net cash (used in)/generated from operating activities	(370,340)	12,077,146	60,799,807
Net cash used in investing activities	(74,618,285)	—	—
Net cash generated from/(used in) financing activities	77,484,517	(10,993,376)	(16,521,452)

Net increase in cash and cash equivalents	2,495,892	1,083,770	44,278,355
Exchange rate effect on cash	123,845	(4,837,531)	(36,250,909)
Cash and cash equivalents at beginning of the year	4,861,070	7,480,807	3,727,046

Cash and cash equivalents at end of the year	7,480,807	3,727,046	11,754,492

(a)	Basis of presentation

The separate condensed financial statements above have been presented on a “parent company only” basis. Under a “parent company only” presentation, the Company’s investment in its subsidiary is presented at cost. Such investment is presented on the separate condensed statements of financial position of the Company as “Investment in subsidiary”.

The subsidiary did not pay any dividends to the Company for the periods presented.

There were no indicators of impairment associated with the investment in subsidiary as of December 31, 2010 and 2011.

Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted by reference to the consolidated financial statements.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2010 and 2011.

29.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 26, 2012.