Form 20-F
period 2012-12-31
BITAUTO HOLDINGS LTD
filed 2013-04-26
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 41,640,890 ordinary shares, par value US$0.00004 per share, as of December 31, 2012.

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

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rate Information” on page 4 of this annual report.

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

Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and our selected consolidated statements of financial position data as of December 31, 2008, 2009, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements. The selected consolidated statements of comprehensive income data and the selected consolidated statements of financial position data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with IFRS. Our consolidated financial statements for the years ended December 31, 2010, 2011 and 2012 are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

Consolidated Statements	For the Year Ended December 31,
of Comprehensive Income Data	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Continuing Operations
Revenue	238,978	293,313	458,105	669,954	1,056,906	169,645
Cost of revenue	(74,224)	(105,746)	(148,701)	(213,770)	(292,151)	(46,893)

Gross profit	164,754	187,567	309,404	456,184	764,755	122,752
Selling and administrative expenses(1)	(99,951)	(125,268)	(212,002)	(347,734)	(557,355)	(89,462)
Product development expenses	(14,437)	(17,090)	(29,778)	(36,635)	(53,795)	(8,635)

Operating profit	50,366	45,209	67,624	71,815	153,605	24,655
Other income	4,180	595	5,358	24,840	6,580	1,056
Other expenses	(1,267)	(1,168)	(1,346)	(2,372)	(7,280)	(1,169)
Changes in fair value of derivative component of convertible preference shares	50,295	(33,305)	(1,270,702)	—	—	—
Changes in fair value of convertible promissory notes	(8,709)	680	—	—	—	—
Interest income	636	373	618	3,963	5,535	888
Interest expense	—	—	(993)	(1,238)	(3,772)	(605)
Finance costs on convertible preference shares	(10,748)	(14,917)	(9,355)	—	—	—
Changes in fair value of financial assets	—	—	—	—	(267)	(43)
Share of losses of an associate and a jointly controlled entity	—	—	—	(77)	(316)	(51)

Profit/(loss) before tax from continuing operations	84,753	(2,533)	(1,208,796)	96,931	154,085	24,731
Income tax expense	(439)	(3,503)	(13,185)	(9,758)	(18,923)	(3,037)

Profit/(loss) from continuing operations	84,314	(6,036)	(1,221,981)	87,173	135,162	21,694

Profit/(loss) for the year(2)	36,416	(60,348)	(1,273,291)	87,173	135,162	21,694
Total comprehensive income/(loss)(3)	54,742	(60,150)	(1,247,878)	58,696	134,575	21,601

Profit/(loss) per share from continuing operations attributable to ordinary shareholders
Basic	3.16	(0.21)	(36.74)	2.11	3.40	0.55
Diluted	1.64	(0.21)	(36.74)	2.06	3.33	0.53
Profit/(loss) per share attributable to ordinary shareholders
Basic	1.41	(2.07)	(38.29)	2.11	3.40	0.55
Diluted	0.87	(2.07)	(38.29)	2.06	3.33	0.53
Weighted average number of ordinary shares outstanding used in profit/(loss) per share calculation
Basic	12,048,855	12,123,008	15,987,475	41,233,110	39,757,311
Diluted	27,282,708	12,123,008	15,987,475	42,408,833	40,571,361

(1)	Including share-based payments of RMB0.8 million, RMB0.3 million, RMB7.5 million, RMB18.7 million and RMB13.3 million (US$2.1 million) in 2008, 2009, 2010, 2011 and 2012, respectively. Also including non-capitalized initial public offering expenses of RMB4.8 million in 2010.
(2)	Including profit/(loss) for the year from continuing operations and loss after tax for the year from discontinued operations.
(3)	Including profit/(loss) for the year, foreign currency exchange differences net of tax of nil and net gain on available-for-sale financial instrument net of tax of nil.

The following table sets forth our selected consolidated statements of financial position as of December 31, 2008, 2009, 2010, 2011 and 2012.

Consolidated Statements	As of December 31,
of Financial Position Data	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Assets
Current assets	276,312	429,761	1,137,963	1,159,200	1,222,846	196,280
Non-current assets	90,163	103,105	37,733	142,120	200,935	32,252

Total assets	366,475	532,866	1,175,696	1,301,320	1,423,781	228,532

Liabilities
Current liabilities	154,620	249,735	352,283	405,760	428,685	68,809
Non-current liabilities:
Convertible preference shares	305,850	473,620	—	—	—	—
Total non-current liabilities	353,083	477,299	—	9,698	7,292	1,170

Total liabilities	507,703	727,034	352,283	415,458	435,977	69,979

Total equity	(141,228)	(194,168)	823,413	885,862	987,804	158,553

Total liabilities and equity	366,475	532,866	1,175,696	1,301,320	1,423,781	228,532

Exchange Rate Information

We conduct our operations in China. Our sales, costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2013, the noon buying rate was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For all dates and periods through December 31, 2008, exchange rates of Renminbi into the U.S. dollar are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2301 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2012.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19, 2013)	6.1772	6.1927	6.2078	6.1720

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

With respect to our dealer customers, the manner in which we deliver our services is relatively new in China. Our EP platform, designed for automobile dealers, is based on a service distribution model through which we deliver a package of software applications over the internet to the subscribers of our EP platform services. Our EP platform was developed in 2012 based on our previous Easypass platform and has grown into an automobile marketing and customer relationship management, or CRM, platform. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management renamed it as EP platform services and started to oversee and monitor it as a separate business segment in 2013. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our taoche.com (formerly ucar.cn) website and our partner websites through our Transtar application, which is focused on used car listings. These products are internet-based and offer a package of software applications that enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. This differs from the traditional licensing arrangements for software applications. Furthermore, our EP platform and Transtar application enable our dealer customers to publish their automobile listing and promotional information simultaneously on our websites and our partner websites. We may pay a fixed fee to our partner websites for space on their websites in order to extend our automotive content’s reach and to attract dealers to subscribe to our EP platform and Transtar application. If our service delivery model for dealers cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

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

We also need to continue to enhance our brand awareness among automobile dealers and automakers in order to build on our position as a leading automobile internet marketing service provider. While we have a large network of dealer customers and can reach a broad consumer base by partnering with other portals, listings by our dealer customers are placed on our partner websites in addition to our own websites. Our partner websites that distribute dealers’ listing information may not always quote our names on their websites, and as a result, we may not achieve greater visibility among internet users. This could increase our reliance on our partner websites.

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partner websites by expending significant time and resources, including participating in trade shows and other branding events. In June 2012, we renewed our agreement with Baidu, Inc., the leading Chinese language internet search provider, for another 12 months until May 31, 2013. We are the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform, and provide selected auto-related content such as auto listings, pictures, reviews, and dealer information to enhance Baidu’s Aladdin-enabled search research results, which display real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu exclusively displays relevant content provided by us in the Aladdin-enabled section of the search results page. In addition, we work with Qihoo 360, a leading internet platform company in China, to market and promote our services. Our branding efforts in 2012, including our cooperation arrangement with Baidu and Qihoo 360, had a positive impact on our brand awareness with noticeable increases in traffic to our bitauto.com website.

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

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and taoche.com websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business segment and the large amounts of their contracts with us. In 2010, 2011 and 2012, revenues from the top three customers in each period accounted for approximately 23.5%, 18.1% and 13.9%, respectively, of our total revenues from continuing operations. In particular, our largest customer, FAW Mazda Motor Sales Co., Ltd., or FAW Mazda, a China-based joint venture automaker, accounted for 16.3%, 10.2% and 5.1% of our total revenues from continuing operations in 2010, 2011 and 2012, respectively. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from media vendors calculated as a percentage of qualifying payments for the advertising space purchased and utilized by our automaker customers. See “—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

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

An important part of our digital marketing solutions business is to place advertisements on other websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of qualifying payments for advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2010, 2011 and 2012, income from performance-based rebates accounted for 17.8%, 11.6% and 6.6%, respectively, of our total revenues from continuing operations. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could materially and adversely affect our financial condition and results of operations.

Our strategy to grow our used automobile-related business through our taoche.com business may not succeed.

One of our growth strategies is to continue investing in our used automobile business through our taoche.com website, which is currently a relatively small portion of our operations and for which we incurred a gross loss of RMB8.5 million, RMB9.5 million and RMB16.9 million (US$2.7 million) in 2010, 2011 and 2012, respectively. The increase in gross loss from the taoche.com business from 2011 to 2012 was primarily due to decreases in revenues. In the past few years, automobile purchases by general consumers have experienced rapid growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of a used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if a used automobile market does develop, we cannot predict whether there will be a similar market on the internet and whether our taoche.com website will be poised to capture any of the growth. Our investment in the used automobile business may not prove profitable if the online market for used automobile information fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our bitauto.com advertising business and EP platform business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as radio, television, newspapers, and magazines, we still compete with them for clients and advertising revenues. Competition with portals and automotive vertical websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social networking websites and internet video websites, may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. Some competitors of our automobile advertising services have greater financial and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. With respect to our EP platform business, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic. We believe our large dealer customer base and innovative EP platform have put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

Our used automobile business, currently operated through our taoche.com website, faces competitions from other used automobile websites as well as other portals and media that publish used automobile information. The parameters of competition are similar to those of our bitauto.com advertising business and EP platform, except that the competition for our taoche.com business is more focused on used automobile inventory and market penetration among dealers. Furthermore, the used automobile market is still in an early stage of development and we expect more competitors will join the market in the future.

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

To broaden our automotive content’s consumer reach, we not only place listings by our dealer customers on our automotive vertical websites, bitauto.com and taoche.com, but also on 526 partner websites as of December 31, 2012, including major portals operated by Tencent, Netease and social networking websites, such as Renren and Kaixin. Depending on the arrangement, we may pay a fixed fee to some partner websites for their advertising resources. Our partner websites may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partner websites may choose to partner with our competitors or decide to develop an automobile listing and dealer information database by themselves. If we are unable to partner with all or most of major portals on reasonable terms, we may experience a reduction in the number of dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material changes to our relationship, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

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

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In early 2009, the PRC government lowered the purchase tax on passenger automobiles with 1.6 liter or smaller engine from 10% to 5% and introduced a trade-in subsidy on used automobiles with lower emission standards ranging from RMB3,000 to RMB6,000, leading to a 46% increase in passenger automobile sales in 2009. The purchase-tax for automobiles with 1.6-liter or smaller engines was adjusted to 7.5% in 2010 but was increased to 10% on January 1, 2011. In the face of concerns about a significant slowdown in automobile sales in 2010, the PRC government announced a plan and implementation rules to provide a subsidy of RMB3,000 per automobile for purchases of certain fuel-efficient automobiles with 1.6-liter or smaller engines listed in the catalogues for fuel-efficient automobiles that the PRC government released from time to time. From 2010 to 2012, the PRC government continued to provide subsidies or introduced tax benefits for purchasing or using fuel-efficient vehicles. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed declines, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The implementing rules were amended in December 2011 and came into effect in January 2012. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2012. These regulations have already negatively affected automobile sales in Beijing and Guangzhou, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other significant markets, and over the possibility of a war involving Iran and North Korea. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. In addition, tensions in the relationship between China and Japan may adversely affect our advertising revenues from Japanese automakers. Economic conditions in China are sensitive to global economic conditions, and it is impossible to predict how the Chinese economy would develop in the future and whether it might experience any financial crisis in a manner and scale similar to that in the United States and Europe.

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

As of December 31, 2012, our trade receivables and our trade payables were RMB472.1 million (US$75.8 million) and RMB132.8 million (US$21.3 million), respectively. Of these receivables and payables, RMB97.9 million (US$15.7 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any significant collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

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

Our internet businesses heavily depend on the performance and reliability of China’s internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. Our EP platform and Transtar application use the internet to deliver services to our dealer customers, who access our software applications on the internet. Distribution of dealer listing information is also accomplished through the internet. Because we do not license our software to our customers, our customers depend on the internet to access our services. In addition, we depend on the internet to effectively publish our customers’ advertisements on our websites, which must be properly running and accessible to all visitors at all times. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Our content distribution networks, located in several regions throughout China, may also be shut down or otherwise experience interruptions in a particular region. Internet access may not be available in certain areas due to natural disasters, such as earthquakes or local government decisions. If we experience technical problems in delivering our services over the internet either at national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

Our main servers are located in the internet data centers of third parties in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

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

In particular, security breaches to our database could have a material and adverse effect on our business. Our EP platform and Transtar application not only allow our customers to edit and publish listing information, but also store and transmit such listings and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers’ data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer’s data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and “hacking.” Moreover, if a computer virus or “hacking” affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We may not be able to successfully expand our service network into other geographical markets in China.

As of December 31, 2012, we had sales and service representatives located in 132 cities across China and plan to expand our operations to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are invariably localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

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

As of the latest practicable date, our principal shareholders, directors and executive officers beneficially own approximately 69.4% of our outstanding ordinary shares. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with your interests as our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. Corporate actions may be taken even if they are opposed by you and our other shareholders. This could deprive you and our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but may not be able to register such marks, or register them within the category we seek. As of March 31, 2013, our “车易通” and “易车” trademark was registered under some categories, but not under all categories we applied for. Similar trademarks could cause confusion among consumers or divert business opportunities from us, which could materially and adversely affect our business and results of operations.

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

We have experienced rapid growth in the past few years. Our revenues have increased from RMB239.0 million in 2008 to RMB1.1 billion (US$169.6 million) in 2012. Our sales and service representative network has expanded to 132 cities as of December 31, 2012. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

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

Acquisitions, strategic alliances and investments could prove difficult to integrate, disrupt our business and lower our operating results and the value of your investment.

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in 2011, we acquired 100% equity interest in Beijing Bitcar Interactive Information Technology Company Limited, or Bitcar, a provider of mobile internet digital enabled sales assistant tools for the automotive industry in China. In 2012, we invested in minority equity interests in Car King Holding Ltd., a leading used car hypermarket based in Shanghai, and Target Net (Beijing) Technology Company, an internet information agency in China.

Acquisitions, alliances and investments involve numerous risks, including:

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

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2012, our sales and service representatives network covers 132 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, severe acute respiratory syndrome, or SARS, or other pandemics. In March 2013, a new virus subtype H7N9, commonly known as “bird flu” or “avian flu,” was discovered in eastern China and has already sickened and killed some people. It is unclear how this virus will spread, which makes it difficult to predict its potential impact. Any occurrence of these pandemic diseases or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, causing a material and adverse effect on our business operations.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC eventually prevails in the proceedings, our independent registered public accounting firm and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NYSE.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

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

PRC law currently limits foreign ownership of companies that provide internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other internet information services, such as internet advertising. Also, PRC laws and regulations do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China. We are a Cayman Islands company and a foreign legal person under PRC law. Accordingly, neither we nor our wholly foreign-invested PRC subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, is currently eligible to apply for the required licenses for providing internet content services or advertising services in China.

As such, we conduct our business through contractual arrangements with our SPEs in China, that is, our internet content business through BBIT, and our internet advertising business through CIG, and subsidiaries of BBIT and CIG. Each of the SPEs is currently owned by individual shareholders who are PRC citizens and holds the requisite licenses or permits to provide internet content or advertising services in China. Their shareholders are set forth in “Item 4. Information on the Company—C. Organizational Structure.” BBIT holds licenses and permits required to operate our internet content business. Our SPEs entered into a series of contractual arrangements with BBII but directly operate our businesses in China. We have been and are expected to continue to depend on SPEs to operate our businesses. We do not have any equity ownership interest in any of the SPEs but control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Special Purpose Entities and Their Shareholders.”

Furthermore, on July 26, 2006, Ministry of Industry and Information Technology, or the MIIT, released the Circular on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises. Among other things, the MIIT Notice prohibits domestic telecommunications license holders from (i) renting, transferring or selling telecommunications licenses to any foreign investors in any form and (ii) from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must directly own the domain names and registered trademarks used by such license holders in their daily operations. BBIT’s internet information services and CIG’s website creation and maintenance services are considered value-added telecommunication services set forth in the MIIT Notice and BBIT owns a Telecommunication and Information Service Business Operating License, or ICP license, for its provision of internet information service and all the trademarks used for its internet information services on its websites. CIG does not own the trademarks used on its websites. CIG is in the process of applying for a new ICP license with the competent governmental authority. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested internet companies that operate in China.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with SPEs. We have been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the SPEs) complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business and value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the SPEs or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information services companies, and the CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting our PRC subsidiary’s and SPEs’ operations;

•	imposing fines, confiscating the income of the SPEs or our income, or imposing other requirements with which we or our PRC subsidiary and SPEs may not be able to comply;

•	imposing conditions or requirements with which we or our PRC subsidiary and SPEs may not be able to comply;

•	requiring us or our PRC subsidiary and SPEs to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our initial public offering in 2010 to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

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

We rely on and expect to continue to rely on contractual arrangements with our SPEs in China and their respective shareholders to operate our internet content and advertising services business. Our SPEs contributed RMB414.8 million, RMB613.7 million and RMB995.2 million (US$159.7 million), representing 90.5%, 91.6% and 94.2%, respectively, of our total revenues in 2010, 2011 and 2012. These contractual arrangements may not be as effective in providing us with control over the SPEs as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the SPEs. If we had direct ownership of the SPEs, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the SPEs by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the SPEs or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a special purpose entity were to refuse to transfer their equity interests in such SPE to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which may have a material adverse effect on our financial condition and results of operations.

Based on the advice of Han Kun Law Offices, our PRC counsel, the corporate structure of our SPEs and our subsidiary in the PRC are in compliance with all existing PRC laws and regulations. However, as advised by our PRC counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and the PRC government may in the future take a view that is contrary to the above opinion of our PRC counsel. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Our ability to enforce the share pledge agreements between us and the SPEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements, the shareholders of SPEs agree to pledge their equity interests in SPEs to BBII to secure SPEs’ performance of their obligations under the relevant contractual arrangements. These pledge agreements have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC. According to the PRC Property Law and PRC Guarantee Law, the pledgee and the pledgor are prohibited from making an agreement prior to the expiration of the debt performance period to transfer the ownership of the pledged equity to the pledgee when the obligor fails to pay the debt due.

The share pledge agreements with SPEs’ shareholders provide that the pledged equity interest shall constitute security for all of the payment obligations of the SPEs under the exclusive business cooperation agreement. However, it is possible that a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt.

The shareholders of our SPEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Conflicts of interest may arise between the dual roles of those individuals who are both minority shareholders, directors and executive officers of our company and shareholders of our SPEs. Mr. Bin Li, our chairman of the board of directors and chief executive officer, and Mr. Weihai Qu, our director and senior vice president, jointly own all the equity interests in BBIT and CIG, with whom we conduct our business through contractual arrangements. For these directors and executive officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in our SPEs, as what is in the best interest of our SPEs may not be in the best interests of our company. In comparison, Mr. Li and Mr. Qu each only hold a minority interest in us. The fiduciary duty implied from their roles as our directors and executive officers is not fully aligned with their interests as shareholders of our SPEs. These individuals may breach or cause the SPEs that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the SPEs and receive economic benefits from them. We do not have existing arrangements to address potential conflicts of interest these individuals may encounter in his capacity as a shareholder of the SPEs, on the one hand, and as a beneficial owner and a director and an officer of our company, on the other hand. We could, at all times, exercise our option under the exclusive option agreement with SPEs’ shareholders to cause them to transfer all of their equity ownership in SPEs to a PRC entity or individual designated by us, and this new shareholder of SPEs could then appoint new directors of SPEs to replace the current directors. In addition, if such conflicts of interest arise, BBII, our wholly owned foreign PRC subsidiary, could also, in the capacity of the attorney-in-fact of SPEs’ shareholders as provided under the irrevocable power of attorney, directly appoint new directors of SPEs to replace the current directors. We rely on SPEs’ shareholders to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the SPEs, we cannot assure you that these measures would be effective in all instances and when conflicts arise, these individuals will act in the best interests of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with the SPEs may be subject to scrutiny by the PRC tax authorities and may result in a finding that we and the SPEs owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our SPEs and their respective shareholders will be regarded by the PRC tax authorities as arm’s-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our SPEs and their respective shareholders were entered into on an arm’s-length basis. If any of the transactions we have entered into among our wholly-owned subsidiary in China and any of the SPEs and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may conduct transfer pricing adjustments and adjust the profits and losses of such SPE and assess more taxes on it. In addition, the PRC tax authorities may impose late payment interests and other penalties to such SPE for under-paid taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the SPEs increase or if it is found to be subject to late payment interests or other penalties.

Our contractual arrangements with our PRC special purpose entities may result in adverse tax consequences to us.

As a result of our corporate structure and the contractual arrangements between us and our PRC SPEs, we are effectively subject to a 5% PRC business tax or 6% value-added tax, as well as enterprise income tax at the rate of 25% on revenues derived from our contractual arrangements with our PRC SPEs. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between us and our PRC SPEs were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could adjust our PRC SPE’s taxable income, if any, upward for PRC tax purposes. Such a transfer pricing adjustment could adversely affect us by increasing our PRC SPEs’ tax expenses, and could also subject our PRC SPEs to late payment interests and other penalties for underpayment of taxes. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles and result in a reduction of taxable income in China. As a result, our contractual arrangements with our PRC SPEs may result in adverse tax consequences to us.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, business tax or value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by BBII, our subsidiary in China, for our cash requirements, including the funds necessary to service any debt we may incur. If BBII incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may adjust our taxable income under the contractual arrangements BBII currently has in place with the SPEs in a manner that would materially and adversely affect the ability of BBII to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by BBII only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, BBII is also required to set aside a portion of its net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of BBII’s registered capital. Therefore, BBII’s ability is limited in terms of transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Since our business operations are conducted in China, our business, financial position, results of operations and prospects are affected significantly by economic, political and legal developments in China. Because our business is closely related to the automotive industry and the internet marketing industry, both of which are highly sensitive to business and personal discretionary spending levels, our business tends to decline during general economic downturns.

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

Prior to our initial public offering in November 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of SAFE with respect to their direct or indirect holding of shares in our company. After our initial public offering in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader Group, Inc., or AutoTrader Group, in November 2012, certain members of our management purchased an aggregate of 2.4% of our total outstanding shares from a pre-IPO shareholder. All of these management members who are PRC residents are in the process of preparing relevant documents as required by the Beijing office of SAFE for amending their foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with Circular 75. We cannot assure you that we will continue to be informed of identities of all PRC residents holding direct or indirect interest in our company in the future. Failure or inability of such individuals and our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.

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

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and SPEs, or we may make additional capital contributions to our PRC subsidiary. Such loans to our subsidiary or SPEs in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to BBII cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to SPEs may also need government approval. Capital contributions to our PRC subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Furthermore, SAFE promulgated Circular 59 on November 19, 2010, requiring the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceed settled from offshore offerings shall be applied in the manner described in the offering documents. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as BBII, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans and repaying loans between non-financial enterprises. Further, Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. Violations of Circular 142 or Circular 45 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our SPEs require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our SPEs’ operations will be subject to statutory limits and restrictions, including those described above.

Circular 142, Circular 59 and Circular 45 may significantly limit our ability to convert, transfer and use the net proceeds from any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China incessantly within 12 months immediately prior to obtaining dividend from such company, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5% and is determined by relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. We are a Cayman Islands holding company and we have a wholly owned subsidiary in Hong Kong which in turn holds 100% of the equity interest of BBII. Substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiary by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise”, meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, a bulletin issued by the SAT issued on July 27, 2011, which became effective September 1, 2011, provided more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. If the PRC tax authorities determine that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; in our case, this would mean that income such as interest on our initial public offering proceeds and other income sourced from outside the PRC would be subject to PRC enterprise income tax at a rate of 25%. Second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether the dividends we receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Third, dividends payable by us to our non-PRC resident enterprise investors and gains on the sale of shares by such non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individual investors may be subject to PRC individual income tax at a rate of 20%. It is unclear whether, if we were considered a PRC resident enterprise, our non-resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

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

BBII was granted a five-year tax holiday in 2007 and was eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not within the scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rate of 15%, as long as it maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.” In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the Administrative Measures for the Recognition of Software Enterprise issued by relevant PRC authority in February 2013, or the New Software Enterprise Measure. We believe that Bit EP meets all requirements under the New Software Enterprise Measures, but we cannot assure you that Bit EP will obtain the “software enterprise” qualification under the New Software Enterprise Measure. Bit EP is in the process of re-applying the “software enterprise” qualification. If BBII fails to maintain its qualification or Bit EP fails to obtain the new qualification as required by the New Software Enterprise Measure, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report the Indirect Transfer to the competent tax authority of the PRC resident enterprise. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698. There is uncertainty as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or formally declared or stated how to calculate the effective tax rates in foreign tax jurisdictions, and the process and format of the reporting of an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise remain unclear. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Circular 698 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold equity interests in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under Circular 698 and may be required to expend resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business and have a negative impact on our operation and financial results.

As of December 31, 2012, we had leased properties in 85 cities in China. With respect to 20 of these leased properties, the lessors failed to provide property title certificates or other legal instruments proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, certain lease agreements have not been registered with competent governmental authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors’ failure to register our lease agreements, our business and financial condition may be negatively impacted.

Failure to comply with PRC regulations regarding the registration requirements for employee stock option plans may subject our PRC plan participants or us to fines and other legal or administrative sanctions.

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

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Related to Our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$3.50 to US$7.66 in 2012 and from US$7.06 to US$11.57 to date in 2013. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the United States federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and the majority of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries. A majority of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will recognize as a valid judgment, a final and conclusive judgment in personam obtained in a federal or state court of the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon; provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

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

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. A non-United States corporation, such as our company, will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although not free from doubt, and contrary to the concerns we expressed in our annual report for 2011, based on the value of our ordinary shares and ADSs and the nature of our income and assets for our taxable year ending December 31, 2012, we do not believe that we were a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination.

Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets and because it may be affected by the price (and fluctuations thereof) of our ADSs or ordinary shares, there can be no assurance that we will not be a PFIC for the current year or any subsequent taxable year.

Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Company Limited, or BEAM, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations into our consolidated financial statements. If it were determined, however, that we are not the owner of BBIT, CIG and BEAM for U.S. federal income tax purposes, we would likely be treated as a PFIC.

If we were to be classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding and disposing of ADSs or ordinary shares if we are classified as a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2012. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our holding company, Bitauto Holdings Limited, was incorporated in the Cayman Islands on October 21, 2005. We conduct substantially all of our business through our operating subsidiary, BBII, and our SPEs in China. We own 100% of the equity of BBII in China through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong on April 27, 2010.

Beijing C&I Advertising Company Limited, or CIG, which was incorporated in 2002, is one of our SPEs in China and provides digital marketing solutions to automakers. Beijing Bitauto Information Technology Company Limited, or BBIT, is another SPE of ours and was incorporated in 2005. BBIT conducts our bitauto.com business that focuses on new automobiles and subsequently expanded to start our taoche.com (formerly ucar.cn) business that focuses on used automobiles in 2006.

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

In June 2011, we set up Beijing Bit EP Information Technology Company Limited, or Bit EP, to further strengthen our online marketing and CRM platform.

In late 2011, we acquired 100% equity interest in Beijing Bitcar Interactive Information Technology Company Limited, or Bitcar, from two members of our key management personnel in an all-cash transaction that values Bitcar at between RMB45.0 million and RMB63.0 million. We made an initial payment of RMB45.0 million by the end of 2011, subject to a future contingent consideration amounting to the difference between Bitcar’s audited IFRS revenues in 2012 and the initial payment of RMB45.0 million, with a total consideration capped at RMB63.0 million. In March 2013, we made an additional payment of RMB18.0 million (US$2.9 million) for the contingent consideration.

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

In November 2012, AutoTrader Group purchased an aggregate of 9,000,000 ordinary shares from certain of our pre-IPO shareholders and, as a result, beneficially owns approximately 21.8% of our total outstanding shares.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct our operations in China through contractual arrangements among BBII, our SPEs in China and the shareholders of these SPEs. As a result of these contractual arrangements, we control our SPEs and have consolidated the financial information of these SPEs and their subsidiaries in our consolidated financial statements in accordance with IFRS. Earnings of these SPEs are transferred to BBII under the contractual arrangements BBII currently has in place with the SPEs. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the SPEs, which entitle BBII to receive a majority of SPEs’ residual returns. Under the arrangement, the earnings are transferred from BBII to our Hong Kong subsidiary, Bitauto Hong Kong Limited, and subsequently to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC subsidiary, BBII, is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, BBII, as a foreign-invested enterprise, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Overview

We are a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and taoche.com websites provide consumers with up-to-date new and used automobile pricing information, specifications, reviews and consumer feedback. Through our innovative “vertical plus portal” model, we also distribute our dealer customers’ automobile pricing and promotional information through 526 partner websites as of December 31, 2012, including major portals operated by Tencent, Netease and social networking websites Renren and Kaixin.

Until the end of 2012, we managed our businesses in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. In 2012, our Easypass services, which was part of our bitauto.com business, had grown into an automobile marketing and CRM platform providing web-based integrated digital marketing and CRM applications to automobile dealers in China. Our management renamed it as EP platform services and started to oversee and monitor it as a separate business segment in 2013. As a result, starting January 1, 2013, we manage our business in four segments.

Our previous bitauto.com business was renamed as bitauto.com advertising business, which continues to provide advertising services to dealers and automakers on our bitauto.com website. Our taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on our taoche.com website and our partner websites. It also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

We have established a nationwide dealer customer base in China. Our new automobile dealer subscribers have increased from 3,512 in 2010 to 6,302 in 2011 and to 9,900 in 2012, and our used automobile listing customers have increased from 1,409 in 2010 to 1,759 in 2011 and to 3,084 in 2012. Furthermore, an increasing number of our dealer customers regularly place advertisements on our bitauto.com and taoche.com websites. We maintain regular in-person contact with our dealer customers through our extensive nationwide sales and service representative network located in 132 cities across China as of December 31, 2012. We provide our automobile dealer subscription services through our proprietary EP platform and used automobile listing services through our proprietary Transtar application. They enable our customers to manage their online marketing efforts in an efficient and cost-effective manner, and use these services as needed without having to make large upfront investments in software, hardware, implementation services and IT staff as they would with traditional software solutions. Our large dealer customer base has enabled us to build a comprehensive automotive database among China’s automotive vertical websites and gives us a significant advantage over our competitors.

In June 2011, we entered an agreement with Baidu, Inc., the leading Chinese language internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform. The agreement was renewed in 2012 and will be valid through May 31, 2013. Pursuant to the agreement, we provide selected auto-related content, including auto listings, pictures, reviews, and dealer information to enhance Aladdin-enabled search results, which include real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu exclusively displays relevant content provided by us in the Aladdin-enabled section of the search results page.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 82 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 60 placed advertisements on our bitauto.com website in 2012. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Our revenues from continuing operations were RMB458.1 million, RMB670.0 million and RMB1.1 billion (US$169.6 million) in 2010, 2011 and 2012, respectively. Under IFRS, we had a loss of RMB1.2 billion, a profit of RMB87.2 million and a profit of RMB135.2 million (US$21.7 million) in 2010, 2011 and 2012, respectively, from our continuing operations. The loss in 2010 was primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. The profits in 2011 and 2012 were primarily attributable to the impact of enhanced sales and management efficiency and scalability.

Our Services

Until the end of 2012, we managed our businesses in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. In 2012, our Easypass services, which was part of our bitauto.com business, had grown into an automobile marketing and CRM platform providing web-based integrated digital marketing and CRM applications to automobile dealers in China. Our management renamed it as EP platform services and started to oversee and monitor it as a separate business segment in 2013. As a result, starting January 1, 2013, we manage our business in four segments.

Our bitauto.com advertising business

We generate revenues through our bitauto.com website, which partners with other websites, by providing advertising services to dealers and automakers. In 2012 and previous years, revenues from our bitauto.com business also included dealer subscription services to new automobile dealers, which were allocated to a new business segment, our EP platform business, starting from January 1, 2013.

We display advertisements on our bitauto.com website and allow extensive possibilities of user interactions through rich media advertisements. Because visitors to our websites usually seek specific information relating to automobiles and therefore are more likely to be interested in making automobile purchases, our bitauto.com website has become an ideal destination for brand advertisements and promotional activities of automakers and automobile dealers. We are able to achieve cost-effective and targeted advertising results for our customers through our proprietary technologies and placement algorithms that target specific consumer segments. For example, we can display advertisements to consumers located in specific geographic areas based on internet protocol addresses. We can also display advertisements for particular automobile models or their competing models to consumers based on the content of the web pages they are viewing. Furthermore, we also help our new automobile dealer customers plan and organize promotional events, which we consider as part of our bitauto.com advertising services.

Our EP platform business

Our EP platform was developed based on our previous Easypass platform in 2012. Our EP platform business provides web-based integrated digital marketing and CRM applications to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management started to oversee and monitor our EP platform services as a separate business segment in 2013. The main service modules on the EP platform include the following:

•

Dealer Listing Service is provided to our EP platform subscribers to help them reach a broad base of purchase-minded consumers. We publish our EP platform subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website. To further broaden our EP platform subscribers’ consumer reach, we have entered into arrangements with 526 partner websites to become their provider of automobile pricing and promotional information. We automatically feed such information to our partner websites from our proprietary new automobile database, which is regularly updated and maintained by our dealer customers. We may pay a fixed fee to our major partner websites for their advertising space.

•

Autosite enables our EP platform subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our Autosite also has interactive features that allow consumers to make online reservations for test drives, indicate purchase interest and ask questions and get answers online from our dealer customers. We also register and maintain independent internet domain names for Autosite users.

•

Autosense is our proprietary advanced advertisement-generating application focusing on automotive content. It allows our EP platform subscribers to create advertisements with accurate keywords and optimize the effectiveness of such advertisements by displaying them on relevant web pages being viewed by web users in a specific geographic location. For example, when a consumer from a certain city opens a web page that contains information on a particular automobile model, Autosense can analyze the consumer’s internet protocol address and keywords on such web page and then display advertisements from dealers who are located near that consumer and have the matching or competing automobile model in their inventory.

•

Ad Maker enables our EP platform subscribers to quickly make their own online advertisement by choosing their preferred professionally pre-designed advertisement materials and template. With Ad Maker, our EP platform subscribers can easily edit their online advertisements without using professional photo software. We also provide advertisement storage space for our EP platform subscribers to save their advertisements on our servers free of charge.

•

Virtual Call Center provides a toll-free number to each dealer for consumer inquiries. Each toll-free number has a virtual voicemail on the EP platform. Over 21 million call minutes were logged in 2012.

•

Our eCRM Modules offer integrated customer relationship management solutions using cloud-based technology to help our EP platform subscribers establish a complete marketing and sales management system. Our eCRM Modules can help our EP platform subscribers in every step of their marketing and sales activities, such as looking for sales channels and sales opportunities, organizing sales events, managing customers’ files and sales forecast. The data analysis function can help our EP platform subscribers manage, maintain and enhance customer relationship by analyzing their customers’ purchase history and preferences.

We also provide third-party marketing applications on our EP platform, including applications from Baidu, Tencent and NetEase. Our EP platform subscribers can launch their advertisement on third-party websites using such applications.

The service modules described above are made available to our dealer customers through our Dealer Assistance System, which integrates all of our service modules on the EP platform into a single user-friendly operating environment. In 2010, 2011 and 2012, we had 3,512, 6,302 and 9,900 EP platform subscribers (formerly known as Easypass platform), respectively.

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

Used automobile listing services

Our used automobile listing services are marketed under the “车商通” brand, or “Transtar” in English. Transtar is a an application through which we provide our service modules specifically developed for the used automobile market to our used automobile dealer customers. Major modules of the Transtar application include Used Automobile Listing Service, Online Showroom Development and Maintenance, Virtual Call Center and Used Car Management System. Used car dealer customers may log on to their accounts to access the service modules discussed below.

•

Used Automobile Listing Service is provided to used car dealer customers to list used automobiles on our taoche.com website and our partner websites, such as Tencent. We are able to display specific automobile dealer listings to taoche.com visitors according to geographic area, automaker, model, configuration, mileage, location and usage history. As a result, used car dealer customers can reach relevant consumers at a high level of precision, a benefit that is unavailable through traditional media forms, such as radio, television, and newspaper advertising.

•

Online Showroom Development and Maintenance is offered to used car dealer customers or automakers with certified pre-owned automobile programs through our Transtar application with features similar to the Autosite service module on our EP platform.

•	Virtual Call Center is provided to used car dealer customers and has features similar to the Virtual Call Center service module provided through our EP platform.

•

Used Car Management System is provided to used car dealer customers to help manage the used automobile sales process and business operations, including automobile sales, inventory management, and pre- and post-sales customer relationships. It can analyze sales data, such as the number and type of used automobiles sold in a particular period, and consumer interaction data, such as the number of inquiry calls, to automatically generate management reports.

Our taoche.com advertising services

Similar to our bitauto.com website, we generate advertising revenues from our taoche.com website through selling advertisements on our taoche.com website to used automobile dealers and automakers with certified pre-owned automobile programs, including text-based, banner, video and rich media advertisements. This large base of purchased-minded visitors has attracted most of China’s automakers with certified pre-owned automobile programs as well as a significant number of used automobile dealers to place advertisements on our taoche.com website.

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

We derive our revenues from the service fees paid by our customers for the digital marketing solutions we provide as well as performance-based rebates from media vendors, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

Our Database

Our database is the source of information on our bitauto.com and taoche.com websites and the automobile pricing, promotional and automobile dealer business information on our partner websites. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our dealer subscription services and advertising services as well as for future expansions. Given the significant amount of time, resources and nationwide network of dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (1) content designed for automobile consumers; (2) dealers’ business and contact information; and (3) new automobile pricings and used automobile listings. As of December 31, 2012, our database contained:

•	automobile reviews, customer feedback, automobile-related pictures and video clips of more than 8,700 new automobile models;

•	approximately 27,000 new and used automobile dealers’ business and contact information;

•	7.4 million listings of new automobile pricing information and approximately 1.9 million listings of new automobile promotional information;

•	more than 263,000 used automobile listings;

•	specifications and features of more than 1,100 used automobile models; and

•	more than 2.1 million pictures and videos clips.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives located in 132 cities across China, as of December 31, 2012, or by our dealer customers directly. Automobile pricing information is maintained and regularly updated by dealers through our EP platform or Transtar application and generally reflects the dealers’ latest price. Specifications and features of each automobile model are collected by our editing team from automakers and dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

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

Product Development

Our internet services are supported and enhanced by a team of more than 373 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We develop and improve our products and services to meet the evolving needs of our customers and users. In 2012, we strengthened various functions of our EP platform and introduced eCRM modules and Ad Maker. We also revamped our used car website with enhanced search function and enriched content.

We spent approximately RMB29.8 million, RMB36.6 million and RMB53.8 million (US$8.6 million) on product development in 2010, 2011 and 2012, respectively. These expenditures represented 6.5%, 5.5% and 5.1% of our total revenues from continuing operations in 2010, 2011 and 2012.

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

•	We organized and hosted the 2012 Night of Auto People, which is one of the most prominent events in China’s automobile industry.

We also provide customer services and training to our dealer customers in order to help them fully utilize the potential of our EP platform and Transtar application and foster customer loyalty.

Customers

Our customers consist primarily of automobile dealers and automakers that use one or more of our services, including EP platform, Transtar application, advertising and digital marketing solutions. There are more automobile dealer customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. Our EP platform and Transtar application have a diverse customer base. No single dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large amounts of their contracts with us. In 2010, 2011 and 2012, revenues from the top three customers in each period accounted for approximately 23.5%, 18.1% and 13.9%, respectively, of our total revenues from continuing operations. In particular, our largest customer, FAW Mazda, accounted for 16.3%, 10.2% and 5.1% of our total revenues from continuing operations in 2010, 2011 and 2012, respectively. FAW Mazda has been our customer since 2005. Our digital marketing solutions business provides services to FAW Mazda pursuant to a framework Internet Marketing Service Agreement, which term starts on January 1 each year and ends on December 31 of the same year. This agreement has been renewed on similar terms and conditions over the past three years and has been renewed for 2013 as well. Under this agreement, FAW Mazda agrees not to source internet marketing services from other companies unless we fail to meet its requirements and are unable to remediate such failure or materially breach this agreement which causes significant losses to FAW Mazda. In return, we agree that our digital marketing solutions business will not provide the same type of services listed in the agreement to four automakers that directly compete with FAW Mazda. In addition, we also generate revenues indirectly from our automaker customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we usually receive performance-based rebates from media vendors, which equal a percentage of qualifying payments for the advertising space purchased and utilized by our customers.

Customers of each type of services

The following summary illustrates the customers of our dealer subscription and listing services, and advertising services and digital marketing solutions. Considering the similarities between the customers of our bitauto.com advertising business, our EP platform business and our taoche.com business, the following summary is not presented according to business segment.

Dealer services customers. We have established a large customer base for our dealer services. We had 9,900 EP platform subscribers (formerly known as Easypass platform) and 3,084 used car dealer customers in 2012. We enter into a service agreement with each EP platform subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for EP platform subscribers to terminate the agreement without cause. We also enter into a service agreement with each used car dealer customer which has no fixed term and allows our used car dealer customer to use our services as needed. Under these service agreements, we have the right to require EP platform or used car dealer customers to revise their information to be published through our EP platform or Transtar application, respectively, if the information violates applicable laws. Each EP platform or used car dealer customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing information and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information.

Advertising customers. We have a broad base of advertising customers. The combination of a large and purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our bitauto.com and taoche.com websites. Of the approximately 82 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 60 placed advertisements on our bitauto.com website in 2012. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates independently in China and is kept separate from the joint venture partners. In addition to automobile listings through our EP platform or Transtar application, many automobile dealers also place advertisements on our bitauto.com and taoche.com websites. In 2012, 2,248 new automobile dealers placed advertisements on our bitauto.com website and 539 used automobile dealers placed advertisements on our taoche.com website.

Digital marketing solutions customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2011, our digital marketing solutions business had 22 automaker customers, 17 of which remained our customers in 2012. As of December 31, 2012, the number of our automaker and auto-related customers decreased to 21. On behalf of these automaker customers, we placed RMB568.3 million (US$91.2 million) of online automotive advertisements in 2012.

Customers of each type of business

Our bitauto.com advertising business and EP platform business

The following table sets forth our customer base in terms of number of customers in each period for our bitauto.com business:

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
Number of EP platform(1) subscribers	1,529	1,965	3,512	6,302	9,900
Number of advertising dealer customers	551	640	1,124	1,581	2,248
Number of advertising automaker customers	44	51	59	63	60

(1)	Our EP platform was developed based on our previous Easypass platform in 2012 and has grown into an automobile marketing and CRM platform. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management oversees and monitors the EP platform services as a separate business segment in 2013.

Our taoche.com business

Due to the limited operating history of our taoche.com business, the following table sets forth the customer base of our taoche.com business for 2010, 2011 and 2012 in terms of the number of used car dealer customers and the number of advertising customers:

	For the Years Ended December 31,
	2010	2011	2012
Number of used car dealer customers	1,409	1,759	3,084
Number of advertising customers	248	411	539

Our digital marketing solutions business

The following table sets forth our customer base in terms of number of automaker and auto-related customers and the number of recurring automaker customers for our digital marketing solutions business for the periods indicated:

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
Number of automaker and auto-related customers	10	10	12	22	21
Number of recurring automaker and auto-related customers	9	10	10	11	17

Competition

We face competition in each line of our services:

•

Our bitauto.com advertising business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media, and recently from social networking websites and internet video websites. Competition with other websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. With respect to our new automobile dealer subscription services, we also face competitions from pcauto.com.cn and autohome.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic.

•

Our taoche.com business faces competition from other used automobile websites as well as other websites and media that publish used automobile information in China. The parameters of competition are similar to those of our bitauto.com advertising business, except that the competition for our taoche.com business is more focused on the size of used automobile inventory and market penetration among used automobile dealers.

•

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

Regulations on Internet Information Services

BBIT operates www.bitauto.com, www.bitcar.com and www.taoche.com and other websites to provide internet information services for China’s automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial internet information services, the service providers shall obtain a Telecommunication and Information Service Business Operating License, or an ICP license. BBIT obtained its ICP license issued by Beijing Telecommunications Administration Department, effective until February 28, 2016, which permits BBIT to carry out commercial internet information services using the above-mentioned domain names. CIG is in the process of applying for a new ICP license with the competent governmental authority.

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

Furthermore, the MIIT promulgated Certain Provisions on Regulating the Market Order of the Internet Information Service, or Circular 20, on December 29, 2011, which took effect on March 15, 2012. Any internet content services and any internet content related services within the territory of the PRC shall be conducted in accordance with Circular 20. According to Circular 20, internet information service providers shall neither collect user-related information or information which can identify users independently or in combination with other information, nor provide the aforesaid information to others, without users’ approval or unless otherwise specified in the laws and regulations. In addition, internet information service providers shall not collect any information other than those necessary for them to provide services and shall not use users’ personal information for purposes other than services provided. Where advertisements or other information windows unrelated to functions of terminal software pop out at user terminals, internet information service providers shall, in remarkable ways, provide users with functional signs to close or exit such windows. Any violation of the aforesaid requirements, internet information service providers may be subject to warnings, announcement to public and fines in the amount of RMB10,000 to RMB30,000 imposed by the competent telecommunications authorities.

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

Regulations on Online Cultural Services

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective on April 1, 2011 and replaced the original measures promulgated in 2003 and amended in 2005. The Internet Culture Measures require ICP operators engaged in “internet culture activities” to obtain an internet cultural operating license from the provincial administration of culture. “Internet culture activities” includes, among other things, online dissemination of internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products. “Internet cultural activities” are defined as an act of provision of internet cultural products and related services, which includes: (i) production, duplication, importation, publishing, and broadcasting of the internet cultural products; (ii) online dissemination whereby cultural products are posted on the internet or transmitted via internet to client ends and internet-surfing service business premises, such as internet bars, such as computers, fixed line telephones, mobiles, television sets, games machines, for online users’ browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the internet cultural products. All entities engaging in commercial internet cultural activities must be approved by the Ministry of Culture. BBIT holds an internet culture operating license issued by the Ministry of Culture to provide internet cultural services, which will remain effective until April 21, 2016.

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

As an internet content provider, BBIT releases articles to the internet users on its websites. According to the above regulations, such acts may be deemed internet publishing. BBIT has applied for such publishing approval, and obtained an internet publishing permit from the GAPP in October 2012, which will remain effective until December 31, 2014. If we are deemed to be in breach of relevant internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and any revenues generated from such activities would also be confiscated. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine in the amount of RMB10,000 to RMB50,000 if such related revenues are below RMB10,000.

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

Regulations on Internet Audio-Video Programs and Radio and Television Program Production

The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology jointly issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. The Internet Audio-Video Program Measures stipulate, among other things, that any entity that engages in the production, editing, integration, and provision to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services, shall apply for an internet audio-video program operating license. To apply for the internet audio-video program operating license, the applicant shall be an entity wholly owned or controlled by state-owned enterprises, have sound technical measures for security protection, and meet other conditions set forth in the Internet Audio-Video Program Measures. However, according to the application procedures announced by the State Administration of Radio, Film and Television, non-State controlled websites which were established before promulgation of the Internet Audio-Video Program Measures and which are in compliance of the relevant PRC law may be granted with the license. BBIT has obtained an internet audio-video program operating license, which will remain effective until February 13, 2015.

In addition to the internet audio-video program operating license, the internet audio-video program measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be “internet movie producing.” BBIT holds an operating license for the production of radio and television program, effective until July 2, 2014.

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to internet mapping services issued by the State Bureau of Surveying and Mapping, maps called and transmitted through wireless internet belong to internet maps. To provide internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for Internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the minimum amount of registered capital, the number of technical personnel and map security verification personnel, security facilities, and ISO9000 certification or approval from relevant provincial or municipal government. BBIT currently provides online traffic information inquiry services as well as internet map marking and inquiry services that allow users to locate automobile dealers. BBIT plans to expand its business in the future to include electronic mapping services that allow users to search driving routes and tourist spots. BBIT obtained a Surveying and Mapping Qualification Certificate for internet mapping in January 2011, effective until January 8, 2016.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC subsidiary that engages in value-added telecommunications business.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, among others, requires a foreign investor to set up a foreign-invested enterprise and obtain an operating permit in order to carry out any value-added telecommunications business in China. Under this circular, a domestic value-added telecommunications service operator that holds a value-added telecommunications license is prohibited from leasing, transferring or selling such license to foreign investors, and from providing any assistance in the form of resources, sites or facilities to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business of domestic operators must be owned by such domestic operators or their shareholders. The circular further requires each holder of value-added telecommunications license to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its value-added telecommunications license. In addition, all value-added telecommunications service operators are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretations from the regulator, it remains unclear what impact this circular would have on us.

We conduct our businesses in China primarily through three sets of contractual arrangements. BBII has contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. BBIT holds a regional ICP license, which is one kind of value-added telecommunications licenses, to conduct internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its ICP license. BBIT owns all the trademarks used for its internet information services on its websites. CIG is in the process of applying for a new ICP license with the competent governmental authority. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not directly own all the trademarks used on its websites. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among BBII, BBIT, CIG, BEAM and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

Regulation of Advertising Content

The PRC government regulates the content of advertisements though Advertisement Law promulgated on October 27, 1994 and other similar laws and regulations in China. PRC laws and regulations prohibit, among other things, false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are not permitted. Advertisements for tobacco may not be broadcast on television. Restrictions also exist regarding the advertisement of patented products and processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. All advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, along with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

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

We conduct businesses in China primarily through contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. The shareholders of both BBIT and CIG are Bin Li and Weihai Qu. The shareholders of BEAM are Guang Chen, Jinsong Zhu, Shengde Wang, Rong Xiao, Aiping Xu, Xiaodong Hu, Xiangyu Chen and Jun Xia. Prior to our initial public offering in 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader in November 2012, certain members of our management purchased an aggregate of 2.4% of our total outstanding shares from other existing shareholders. All of these management members who are PRC residents are in process of preparing relevant documents as required by the Beijing office of SAFE to amend their foreign exchange registration in accordance with Circular 75 to reflect the change in their shareholding in the company. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with Circular 75. Failure or inability of our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

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

China’s National Labor Law, which became effective on January 1, 1995, and China’s National Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

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

In addition, another notice issued by the State Administration for Foreign Exchange, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The State Administration for Foreign Exchange further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the State Administration for Foreign Exchange, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. On November 16, 2011, SAFE promulgated Circular 45 to further strengthen and clarify its existing regulations on foreign exchange control under Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as BBII, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans and repaying loans between non-financial enterprises. Any violation of Circular 142 or Circular 45 may result in severe penalties, including substantial fines. If our SPEs require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our SPEs’ operations will be subject to statutory limits and restrictions, including those described above.

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

PRC Enterprise Income Tax Law

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises identified as key high-and-new-technology enterprises supported by the state enjoy a preferential enterprise income tax rate of 15%. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as us. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. However, it is unclear whether the dividends our holding companies receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes; third, if the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by our non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individuals may be subject to PRC individual income tax at a rate of 20%. In addition, it is unclear whether, if we were considered a PRC resident enterprise, our non-resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. If our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is considered as a “non-resident enterprise” under the EIT Law and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to it by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

In January, 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Measures, pursuant to which, the entities which have the direct obligation to make the following payment to a non-resident enterprise shall be the relevant tax withholding agents for such non-resident enterprise, and such payment includes: income from equity investment (including dividends and other return on investment), interest, rents, royalties, and income from assignment of property as well as other income subject to enterprise income tax received by non-resident enterprises in China. Further, the Measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise.

On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report the Indirect Transfer to the competent tax authority of the PRC “resident enterprise”. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold an equity interest in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not within the scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rate of 15%, as long as it maintains its qualification and continues to meet relevant requirements as a “High and New Technology Enterprise.” In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the New Software Enterprise Measure issued by relevant PRC authority in February 2013. We believe that Bit EP meets all requirements under the New Software Enterprise Measures, but we cannot assure you that Bit EP will obtain the “software enterprise” qualification. Bit EP is in the process of re-applying the “software enterprise” qualification. If BBII fails to maintain its qualification or Bit EP fails to obtain the new qualification as required by the New Software Enterprise Measure, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

(1)	Bin Li and Weihai Qu hold 80% and 20% equity interest in CIG, respectively.
(2)	Bin Li and Weihai Qu hold 80% and 20% equity interest in BBIT, respectively.
(3)	Guang Chen, Jinsong Zhu, Shengde Wang, Rong Xiao, Aiping Xu, Xiaodong Hu, Xiangyu Chen and Jun Xia hold 16%, 16%, 16%, 16%, 16%, 8%, 6% and 6% equity interest in BEAM, respectively.
(4)	Beijing Bitauto Interactive Advertising Company Limited is 75% owned by CIG and 25% owned by BBIT.
(5)	Beijing You Jie Information Company Limited is 80% owned by CIG and 20% owned by BBIT.
(6)	Beijing Taoche Information Technology Company Limited (formerly known as You Jie Wei Ye (Beijing) Culture Media Company Limited) is 80% owned by CIG and 20% owned by BBIT.
(7)	Beijing BitOne Technology Company Limited is 80% owned by BBIT and 20% owned by CIG.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office spaces in four office buildings with a combined area of approximately 10,066.3 square meters. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases in Beijing generally have terms from one to three years and may be renewed upon expiration of the lease terms. We generally make monthly rental payments. In addition, we lease office spaces in 84 other cities across China for our subsidiaries and branch offices.

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

Until the end of 2012, we manage our businesses in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. In 2012, our Easypass services, which was part of our bitauto.com business, had grown into an automobile marketing and CRM platform providing web-based integrated digital marketing and CRM applications to automobile dealers in China. Our management renamed it as EP platform services and started to oversee and monitor it as a separate business segment in 2013. As a result, starting January 1, 2013, we manage our business in four segments.

Our previous bitauto.com business was renamed as bitauto.com advertising business, which continues to provide advertising services to dealers and automakers on our bitauto.com website. Our taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on our taoche.com website and our partner websites. It also provides advertising services to used automobile dealers and automakers with certified pre-owned automobile programs on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

Our revenues are from the following sources:

•	advertising fees from our bitauto.com website through selling advertisements to automakers and dealers;

•	EP platform subscription fees;

•	used automobile dealer listing fees from our taoche.com business;

•	advertising fees from our taoche.com website through selling advertisements mainly to automakers with certified pre-owned automobile programs and dealers;

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

Revenues from our continuing operations were RMB458.1 million, RMB670.0 million and RMB1.1 billion (US$169.6 million) in 2010, 2011 and 2012, respectively. In 2012, revenues from our bitauto.com, taoche.com and digital marketing solutions businesses accounted for 79.6%, 2.0% and 18.4% of our total revenues, respectively. We had a loss of RMB1.2 billion, a profit of RMB87.2 million and a profit of RMB135.2 million (US$21.7 million) from our continuing operations in 2010, 2011 and 2012, respectively. The loss in 2010 was primarily attributable to the significant amounts of the charges recognized under IFRS in connection with the increase in fair value of our preference shares resulting from our improved business outlook. Starting in 2011, we would no longer be subject to such charges since all our preference shares were automatically converted into ordinary shares upon our initial public offering in November 2010. The profits in 2011 and 2012 were primarily attributable to the impact of enhanced sales and management efficiency and scalability.

Factors Affecting Our Results of Operations

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

Market penetration of our bitauto.com advertising business and our EP platform business. Revenues from our bitauto.com business are directly affected by the amount of advertisements placed by dealers and automakers on our bitauto.com website. Revenues from our EP platform business are directly affected by the number of subscribers to our EP platform and their spendings. Our business and results of operations will depend significantly on our ability to grow our dealer customer base, including expanding our services into new geographic areas and providing additional services to our existing dealer customers. In addition, the content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our bitauto.com website, which in turn would affect automotive advertisers’ spending on our bitauto.com website. Finally, we believe our automotive content’s broad consumer reach achieved through our own automotive vertical websites and our partner websites is also a factor considered by our automobile dealer customers when choosing our subscription services.

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

Expansion of customer base for our digital marketing solutions business. We have a limited number of automaker customers for our digital marketing solutions business. Revenues from our top three automaker customers accounted for approximately 23.5%, 18.1% and 13.9% of our revenues from our digital marketing solutions business in 2010, 2011 and 2012, respectively. In particular, our largest automaker customer accounted for 16.3%, 10.2% and 5.1% of our revenues from our digital marketing solutions business in 2010, 2011 and 2012, respectively. We anticipate that a small number of automakers will continue to represent a significant percentage of revenues for our digital marketing solutions business in the near future. The amount of advertising spending by these automaker customers, the addition of new automaker customers and/or the loss of any existing automaker customers will each have a direct impact on the revenues of our digital marketing solutions business and our total revenues.

Key Components of Results of Operations

Revenues

The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues from our continuing operations, for the periods presented.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
bitauto.com business	291,128	63.5	463,297	69.2	840,573	134,921	79.6
taoche.com business	19,013	4.2	28,143	4.2	21,624	3,471	2.0
Digital marketing solutions business	147,964	32.3	178,514	26.6	194,709	31,253	18.4

Total revenues	458,105	100.0	669,954	100.0	1,056,906	169,645	100.0

Our bitauto.com business

Revenues from our bitauto.com business accounted for 63.5%, 69.2% and 79.6% of our total revenues in 2010, 2011 and 2012. We generate revenues through our bitauto.com website, which partners with other websites, by providing dealer subscription services to new automobile dealers and advertising services to dealers and automakers. We provide our new automobile dealer subscription services through our proprietary EP platform (known as Easypass platform prior to 2013), which enables our customers to manage their online marketing efforts via a web browser-based interface developed by us while we maintain the core software and databases. Our EP platform was developed based on our previous Easypass platform in 2012 and has grown into an automobile marketing and CRM platform. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management started to oversee and monitor the EP platform services as a separate business segment in 2013.

We generate revenues from new automobile dealer subscription services by charging EP platform subscribers a subscription fee. We had 3,512, 6,302 and 9,900 EP platform subscribers (formerly known as Easypass platform) in 2010, 2011 and 2012, respectively. Our revenues from new automobile dealer subscription services were RMB87.3 million, RMB158.8 million and RMB358.2 million (US$57.5 million) in 2010, 2011 and 2012, respectively, representing 19.0%, 23.8% and 34.0% of our total revenues in the respective periods.

We generate advertising revenues from our bitauto.com website through selling advertisements to automakers and dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Historically, advertising revenues from our bitauto.com website were mainly from automobile dealers. Advertising spending from automakers has grown to become another major source of our advertising revenues as we attract more automotive consumers to the bitauto.com website. Of the approximately 82 automakers in China with independent sales networks and marketing capabilities and annual sales volume of over 5,000 automobiles, consisting of international and Chinese automobile manufacturers and their joint ventures, 60 placed advertisements on our bitauto.com website in 2012. With increasing internet usage in China, we expect that automakers and automobile dealers’ online advertising spending will continue to grow and our bitauto.com website will continue to benefit from such growth. Our revenues from advertising services on our bitauto.com website were RMB203.8 million, RMB304.5 million and RMB482.4 (US$77.4 million) in 2010, 2011 and 2012, respectively, representing 44.5%, 45.4% and 45.6% of our total revenues in the respective periods.

Our taoche.com business

Revenues from our taoche.com business accounted for 4.2%, 4.2% and 2.0% of our total revenues in 2010, 2011 and 2012. We generate revenues from our taoche.com website by providing listing services to used automobile dealers through our proprietary Transtar application and providing advertising services to automobile dealers and automakers. Transtar is an application through which we provide our service modules specifically developed for our used automobile dealer customers. Dealers pay fees each time they use our Transtar application. Our revenues from used automobile listing services were RMB4.4 million, RMB7.8 million and RMB5.3 million (US$0.8 million) in 2010, 2011 and 2012, respectively. Our taoche.com website also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to used automobile dealers and automakers with certified pre-owned automobile programs. Most of China’s automakers with certified pre-owned automobile programs, as well as a significant number of used automobile dealerships, have been placing advertisements on our taoche.com website. Our revenues from advertising services on our taoche.com website were RMB14.6 million, RMB20.3 million and RMB16.3 million (US$2.6 million) in 2010, 2011 and 2012, respectively, representing 3.2%, 3.0% and 1.5% of our total revenues in the respective periods. We expect that China’s used automobile market will continue to grow and the number of used automobiles listed on our taoche.com website for sale and the number of customers of our used automobile listing services will likewise increase. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. We believe our taoche.com business could benefit from the growth of China’s used automobile market.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 32.3%, 26.6% and 18.4% of our total revenues in 2010, 2011 and 2012, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our bitauto.com and taoche.com businesses mainly includes fees paid to our partner websites to distribute our dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, equipment depreciation, intangible assets amortization, purchase of handheld devices, business taxes, and tax related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost, salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees, business taxes, and tax related surcharges.

The following table sets forth our cost of revenues for continuing operations in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	458,105	100.0	669,954	100.0	1,056,906	169,645	100.0

Cost of revenues:
bitauto.com business	79,792	17.5	104,337	15.6	161,589	25,937	15.3
taoche.com business	27,475	6.0	37,600	5.6	38,541	6,186	3.6
Digital marketing solutions business	41,434	9.0	71,833	10.7	92,021	14,770	8.7

Total cost of revenues	148,701	32.5	213,770	31.9	292,151	46,893	27.6

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	marketing expenses we incurred to promote our brand image through marketing activities on search engines and navigation sites, and events such as automotive exhibitions and industry forums;

•	office expenses for our daily operations, and traveling and communication expenses;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from the 2006 Plan and the 2010 Plan;

•	provision for bad debts;

•	depreciation and amortization; and

•	others that include stamp duties, professional fees, training fees and delivery costs.

The following table sets forth our selling and administrative expenses for continuing operations, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	458,105	100.0	669,954	100.0	1,056,906	169,645	100.0

Selling and administrative expenses:
Salaries and benefits	83,463	18.2	128,185	19.1	201,587	32,357	19.1
Marketing expenses	73,157	16.0	129,680	19.4	235,380	37,781	22.3
Office expenses	18,988	4.1	29,925	4.5	38,974	6,256	3.7
Operating lease expenses	17,478	3.8	18,312	2.7	28,954	4,647	2.7
Share-based payment	7,510	1.6	18,717	2.8	13,286	2,133	1.3
Provision for bad debts	635	0.1	2,087	0.3	10,023	1,609	0.9
Depreciation and amortization	6,322	1.4	12,167	1.8	18,027	2,894	1.7
Others	4,449	1.0	8,661	1.3	11,124	1,785	1.1

Total selling and administrative expenses	212,002	46.2	347,734	51.9	557,355	89,462	52.8

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB29.8 million, RMB36.6 million and RMB53.8 (US$8.6 million) in 2010, 2011 and 2012, respectively, representing 6.5%, 5.5% and 5.1% of our total revenues in the respective periods.

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

There were significant changes in the fair value of our convertible preference shares , which directly affected our results of operations. On November 17, 2010, we completed our initial public offering. Upon completion of our initial public offering, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into our ordinary shares. For assumptions and methodologies used in the valuation of the fair values of these convertible securities, see “—Critical Accounting Policies and Estimates—Fair value of convertible preference shares.” The following table sets forth the balance of the fair value of the derivative component of our Series A, B and C convertible preference shares, the fair value of our Series D-1 and D-2 convertible preference shares, as well as changes of these fair values.

For the Year Ended December 31
2010
RMB
(In thousands)
Derivative component of Series A, B and C convertible preferences shares:
Opening balance	186,601
Changes in fair value of derivative component of convertible preference shares recorded in profit or loss	1,004,876
Automatically converted to ordinary shares on November 17, 2010	(1,168,693)
Foreign exchange reserve	(22,784)

Closing balance	—

Series D-1 and D-2 convertible preference shares at fair value:
Opening balance	150,809
Changes in fair value of Series D-1 and D-2 convertible preference shares	265,826
Automatically converted to ordinary shares on November 17, 2010	(407,945)
Foreign exchange reserve	(8,690)

Closing balance	—

For more information on the issuance of our preference shares, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Finance costs on convertible preference shares

Our finance costs on convertible preference shares include the amortized interest expense in connection with the straight debt component of our preference shares calculated using the effective interest rate and the issuance cost for these preference shares. Our amortized interest expense was RMB9.4 million in 2010. Upon completion of our initial public offering on November 17, 2010, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into our ordinary shares.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary Bitauto Hong Kong Limited did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2010, 2011 and 2012. Accordingly, we did not pay Hong Kong profit tax during these periods.

PRC

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

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as us. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. However, it is unclear whether the dividends our holding companies receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes; third, if the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by our non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individuals may be subject to PRC individual income tax at a rate of 20%. In addition, it is unclear whether, if we were considered a PRC resident enterprise, our non- resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not within the scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rate of 15%, as long as it maintains its qualification as a “High and New Technology Enterprise.” In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the Administrative Measures for the Recognition of Software Enterprise issued by relevant PRC authority in February 2013, or the New Software Enterprise Measures. We believe that Bit EP meets all requirements under the New Software Enterprise Measures, but we cannot assure you that Bit EP will obtain the “software enterprise” qualification. Bit EP is in the process of re-applying “software enterprise” qualification. If BBII fails to maintain its qualification or Bit EP fails to obtain the new qualification as required by the New Software Enterprise Measures, their applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of a pilot value-added tax reform program, or VAT Pilot Program, which changes business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program took effect from January 1, 2012, under which certain transportation and modern services companies in Shanghai will be subject to VAT in lieu of the otherwise applicable business tax. On July 31, 2012, the MOF and the SAT jointly issued Circular Caishui [2012] No. 71 entitled “Notice Regarding the Pilot Program for the Transformation of Transportation and certain Modern Service Industries from business tax to VAT,” under which the VAT Pilot Program was expanded to eight other cities and provinces including Beijing (September 1, 2012), Anhui and Jiangsu provinces (October 1, 2012), Fujian and Guangdong provinces (November 1, 2012), and Tianjin, Zhejiang and Hubei provinces (December 1, 2012). Furthermore, it has been reported that the VAT Pilot Program will be expanded nationwide from August 1, 2013. From the applicable effective time onwards, our entities in the locations above are subject to a 6% VAT instead of business tax for our services that are deemed by the relevant tax authorities to be within the relevant industries.

For more information on PRC tax regulations, see “Item 10. Additional Information—E. Taxation.”

Foreign Currency Exchange Difference

Our presentation currency is Renminbi. The functional currency of our holding company, Bitauto Holdings Limited, and our wholly owned subsidiary, Bitauto Hong Kong Limited, is the U.S. dollar, while the functional currency of our PRC subsidiary and SPEs is the Renminbi. We recognize exchange differences arising on the currency translation in other comprehensive income when we consolidate our holding company, wholly-owned Hong Kong subsidiary and our PRC subsidiary and SPEs.

Critical Accounting Policies and Estimates

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

Revenue Recognition

Consistent with the criteria of IAS 18, Revenue, we recognize revenue when the outcome of a transaction involving the rendering of services can be estimated reliably, by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied: (i) the amount of revenue can be measured reliably; (ii) it is probable that the economic benefits associated with the transaction will flow to us; (iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and (iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. We enter into transactions that may include website design, set-up, and maintenance services, and customer relationship management services on mobile internet enabled sales tools. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. We determine the fair value of each component based on the selling price of the component if sold separately by us. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following is a description of revenue recognition criteria for each of our services provided:

New automobile dealer subscription services. We provide dealer subscription services to new automobile dealers in China to help them effectively market their inventories to relevant consumers. The subscription services include dealer listing, virtual call center through toll-free numbers that we provide, advertisement creation and placement and online showroom setup. The revenues from dealer subscription fees are recognized on a straight-line basis over the subscription period, which generally ranges from several months to one year. In addition, we provide customer relationship management services on mobile internet enabled sales tools to auto dealers. The revenues are recognized when the services have been rendered and the collectability has been reasonably assured. Revenues from new automobile dealer subscription services are reported at a gross amount.

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

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, trade receivables, bills receivables, other receivables, other financial assets, trade payables, other payables and interest-bearing borrowing. The fair values of cash and cash equivalents, trade receivables, bills receivables, other receivables, trade payables, other payables and interest-bearing borrowing approximate their carrying amounts largely due to the short-term maturity of these instruments. The fair value of financial assets at fair value through profit or loss and available-for-sale investments is estimated using appropriate valuation techniques.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Dividend or interest income, if any, from financial assets at fair value through profit or loss is recognized in profit or loss as part of other income when our right to receive payments is established.

Available-for-sale investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale reserve to profit or loss. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

For available-for-sale financial investments, we assessed at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

Property, plant and equipment and intangible assets - estimated useful lives and residual values

We determine the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortisation charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that we intend to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortisation charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortisation expense in future periods.

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

On August 7, 2012, we granted options to purchase 1,100,000 ordinary shares under the 2010 Plan to designated employees at an exercise price of US$4.03 per share. Pursuant to the 2010 Plan, the options have graded vesting terms and vest in equal tranches from the grant date over four years on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the vesting date and there are no cash settlement alternatives.

As of March 31, 2013, options related to 723,512.5 shares granted under the 2006 Plan with an aggregate fair value of US$1.7 million were outstanding, of which options related to 607,254 shares have been fully vested. Options related to 2,981,362.5 shares granted under the 2010 Plan with an aggregate fair value of US$8.9 million were outstanding, of which options related to 1,358,802 shares have been fully vested. Options related to 163,125 shares have been forfeited as a result of certain employees terminating their services with us.

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

Fair value of our ordinary shares

In determining the fair value of our ordinary shares before our initial public offering, because the equity value of our Company for the years before our initial public offering included both preferred shares and ordinary shares, the fair value of the equity was allocated to preferred shares and ordinary shares using the option-pricing method. Under the option-pricing method, we treat ordinary shares and preferred shares as call options on our company’s value, with exercise prices based on the value of the liquidation preference of the preferred shares. Because a call option is used, the Black-Scholes model, which is commonly adopted in the option-pricing method, is applied to price the call option. We considered various terms of the preferred shares and ordinary shares, including the level of seniority, dividend policy, probability of the completion of an initial public offering, special redemption terms and preferential allocation upon liquidation of the enterprise in the option-pricing method. The dividend yield was assessed to be zero because our company has not declared dividends and does not expect to do so in the near future. The expected volatility of our ordinary shares was based on the comparable companies in the same industry, which are listed and publicly traded over the most recent period. Had we used different estimates of volatility, the allocations of value between preferred shares and ordinary shares would have been different.

Fair value of share options

We, with the assistance of independent appraisers, estimated the share-based payments for share options on the grant dates based on each option’s fair value as calculated using the binomial option model and the following assumptions and inputs:

	The 2006 Plan Vesting Period of 3 Years	The 2006 Plan Vesting Period of 4 Years and the 2010 Plan	The 2010 Plan	The 2010 Plan
Grant date	December 28, 2010	December 28, 2010	February 8, 2010	August 7, 2012
Fair value per share	US$10.16	US$10.16	US$3.02	US$4.20
Exercise price per share	US$10.20	US$10.20	US$3.20	US$4.03
Risk-free interest rate of return	3.58%	3.58%	3.62%	1.72%
Dividend yield	0	0	0	0
Expected volatility	68.54%	68.54%	59.8%	52.9%
Weighted-average fair value per option granted	US$5.08	US$5.36	US$3.60	US$2.34

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

Key assumptions were used in the value in use calculation of each cash-generating unit as of December 31, 2011 and December 31, 2012. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

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

We performed an annual impairment test as at the balance sheet date to assess the cash-generating units’ respective recoverable amounts, and concluded that there was no impairment as the recoverable amounts of the cash-generating units exceeded their carrying amounts. There were no indicators of impairment noted for 2011 and 2012.

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

We evaluate our intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of intangible assets may not be recoverable. If such an indication exists, we estimate the asset’s recoverable amount. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2011 and 2012.

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

Investments in an associate and a jointly controlled entity

Our investments in an associate and a jointly controlled entity are accounted for using the equity method. An associate is an entity in which we have significant influence. A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity. Under the equity method, the investments in the associate and the jointly controlled entity are carried on at cost plus post acquisition changes in our share of net assets of the associate and the jointly controlled entity. Goodwill relating to the associate and the jointly controlled entity is included in the carrying amount of the investments and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects our share of the profit or loss, and other comprehensive income of the associate and the jointly controlled entity. Unrealized gains and losses resulting from transactions between us and the associate and the jointly controlled entity are eliminated to the extent of the interests in the associate and the jointly controlled entity.

Our share of profit of an associate and a jointly controlled entity is the profit attributable to equity holders of the associate and the jointly controlled entity and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate and the jointly controlled entity. The financial statements of the associate and the jointly controlled entity are prepared for the same reporting period as us. When necessary, adjustments are made to bring the accounting policies in line with us. After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on its investment in its associate and jointly controlled entity. We determine at each reporting date whether there is any objective evidence that the investments in the associate and the jointly controlled entity are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and the jointly controlled entity and its carrying value and recognize the amount in the share of profit of an associate and the jointly controlled entity in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associate, or joint control over the jointly controlled entity, we measure and recognize any retaining investments at their fair value. Any difference between the carrying amount of the associate and the jointly controlled entity upon loss of significant influence or joint control and the fair value of the retained investments and proceeds from disposal is recognized in profit or loss.

Discontinued Operations

In early 2010, we adopted a corporate strategy to focus on our core internet-related business that includes our bitauto.com business, our taoche.com business and our digital marketing solutions business. On May 31, 2010, we distributed the net assets of certain of our SPEs that provide advertising services focusing on traditional media forms such as radio, television, newspapers and magazines, to our shareholders. We discontinued these businesses because we intend to focus on our long-term growth strategy to provide internet content and marketing services for China’s automotive industry. We recognized a distribution to shareholders of RMB102.0 million (US$16.4 million) in 2010, which included RMB8.1 million (US$1.3 million) cash balance of the distributed entities.

The financial results associated with the distributed entities have been presented as discontinued operations for all periods presented in this annual report. The following table sets forth a summary of the results of operations for the distributed entities:

For the Year Ended December 31,
2010
RMB
Discontinued Operations
Revenue	32,896
Cost of revenue	(31,579)

Gross profit	1,317
Expenses	(28,709)
Other income	327

Loss before tax from discontinued operations	(27,065)
Income tax expense	(24,245)

Loss from discontinued operations	(51,310)

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Continuing Operations
Revenue	458,105	669,954	1,056,906	169,645
Cost of revenue	(148,701)	(213,770)	(292,151)	(46,893)

Gross profit	309,404	456,184	764,755	122,752
Selling and administrative expenses(1)	(212,002)	(347,734)	(557,355)	(89,462)
Product development expenses	(29,778)	(36,635)	(53,795)	(8,635)

Operating profit	67,624	71,815	153,605	24,655
Other income	5,358	24,840	6,580	1,056
Other expenses	(1,346)	(2,372)	(7,280)	(1,169)
Changes in fair value of derivative component of convertible preference shares	(1,270,702)	—	—	—
Interest income	618	3,963	5,535	888
Interest expense	(993)	(1,238)	(3,772)	(605)
Finance costs on convertible preference shares	(9,355)	—	—	—
Changes in fair value of financial assets	—	—	(267)	(43)
Share of losses of an associate and a jointly controlled entity (2)	—	(77)	(316)	(51)

(Loss)/profit before tax from continuing operations	(1,208,796)	96,931	154,085	24,731
Income tax expense	(13,185)	(9,758)	(18,923)	(3,037)

(Loss)/profit from continuing operations	(1,221,981)	87,173	135,162	21,694

(1)	Including share-based payments of RMB7.5 million, RMB18.7 million and RMB13.3 million (US$2.1 million) in 2010, 2011 and 2012, respectively and including non-capitalized initial public offering expenses of RMB4.8 million in 2010.
(2)	On May 24, 2011, we acquired a 49% interest in Beijing Xinchuang Interactive Advertising Company Limited, or BXIA, whose principal activities are to provide advertising services. During the year ended December 31, 2012, our share of the profit of BXIA was only RMB0.03 million.

On October 31, 2012, we acquired a 20% interest in Target Net (Beijing) Technology Company Limited, or TNBT, a jointly controlled entity whose principal activities are to provide advertising services and system integration services. During the year ended December 31, 2012, our share of the loss of TNBT was RMB0.3 million.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Our total revenue increased by 57.8% from RMB670.0 million in 2011 to RMB1.1 billion (US$169.6 million) in 2012. This increase was primarily due to the growth of our bitauto.com business.

Our bitauto.com business. Revenue from our bitauto.com business increased by 81.4% from RMB463.3 million in 2011 to RMB840.6 million (US$134.9 million) in 2012, mainly due to an increase in dealer subscription revenue, as well as an increase in advertising revenue resulting from better brand recognition of the bitauto.com website. Revenue from our new automobile dealer subscription services increased from RMB158.8 million in 2011 to RMB358.2 million (US$57.5 million) in 2012, primarily because our EP platform subscribers increased by 57.1% to 9,900 in 2012 from 6,302 in 2011. Revenue from our advertising services on our bitauto.com website increased from RMB304.5 million in 2011 to RMB482.4 million (US$77.4 million) in 2012, primarily attributable to the increased number of customers placing advertisements on our bitauto.com website and the increased average advertising spending by the customers.

Our taoche.com business. Revenue from our taoche.com business decreased by 23.2% from RMB28.1 million in 2011 to RMB21.6 million (US$3.5 million) in 2012. This decrease was mainly driven by our annual sales policy adjustments which led to a reduction in fee paying dealer customers. Our advertising customers increased from 411 in 2011 to 539 in 2012, and our used car dealer customers increased from 1,759 in 2011 to 3,084 in 2012. Revenue from our advertising services on our taoche.com website decreased from RMB20.3 million in 2011 to RMB16.3 million (US$2.6 million) in 2012. Revenue from our used automobile dealer listing services decreased from RMB7.8 million in 2011 to RMB5.3 million (US$0.8 million) in 2012.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 9.1% from RMB178.5 million in 2011 to RMB194.7 million (US$31.3 million) in 2012. The increase was attributable to an increase in spending on advertising and events by our customers.

Cost of Revenue. Our cost of revenue increased by 36.7% from RMB213.8 million in 2011 to RMB292.2 million (US$46.9 million) in 2012. This increase was due to increases in cost of revenue from all three of our business lines.

Our bitauto.com business. Cost of revenue from our bitauto.com business increased by 54.9% from RMB104.3 million in 2011 to RMB161.6 million (US$25.9 million) in 2012. This increase was mainly due to the purchase of handheld devices, which support our digital point-of-sales system, on behalf of our auto dealer customers of Bitcar, as well as an increase in personnel-related expenses of employees involved in revenue-generating activities, and the depreciation and amortization of equipment and intangible assets.

Our taoche.com business. Cost of revenue from our taoche.com business increased by 2.5% from RMB37.6 million in 2011 to RMB38.5 million (US$6.2 million) in 2012. This increase was largely attributable to an increase in personnel-related expenses and bandwidth leasing costs.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 28.1% from RMB71.8 million in 2011 to RMB92.0 million (US$14.8 million) in 2012. This increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers, as well as an increase in relevant service providing personnel-related expenses, and in tax and related surcharges.

Gross Profit. Our gross profit increased by 67.6% from RMB456.2 million in 2011 to RMB764.8 million (US$122.8 million) in 2012.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 60.3% from RMB347.7 million in 2011 to RMB557.4 million (US$89.5 million) in 2012. This increase was mainly due to an increase in marketing expenses. To a lesser extent, the increase was also attributable to the increase in salaries and benefits and an increase in the number of employees.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 57.3% from RMB128.2 million in 2011 to RMB201.6 million (US$32.4 million) in 2012. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Marketing expenses. Our marketing expenses increased by 81.5% from RMB129.7 million in 2011 to RMB235.4 million (US$37.8 million) in 2012. This increase was mainly due to an increase in expenses relating to the search engine and navigation site marketing efforts.

Office expenses. Our office expenses increased by 30.2% from RMB29.9 million in 2011 to RMB39.0 million (US$6.3 million) in 2012. This increase was in line with the operation growth.

Operating lease expenses. Our operating lease expenses increased by 58.1% from RMB18.3 million in 2011 to RMB29.0 million (US$4.6 million) in 2012, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 46.8% from RMB36.6 million in 2011 to RMB53.8 million (US$8.6 million) in 2012. This increase was primarily due to an increase in product development headcount and an increase in personnel-related expenses.

Income Tax Expense. Our income tax expense increased from RMB9.8 million in 2011 to RMB18.9 million (US$3.0 million) in 2012. This increase was primarily because of an increase in taxable profit.

Profit from Continuing Operations. As a result of foregoing, our profit increased from RMB87.2 million in 2011 to RMB135.2 million (US$21.7 million) in 2012.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenue. Our total revenue increased by 46.2% from RMB458.1 million in 2010 to RMB670.0 million in 2011. This increase was primarily due to the growth of our bitauto.com business, taoche.com business and digital marketing solutions business.

Our bitauto.com business. Revenue from our bitauto.com business increased by 59.1% from RMB291.1 million in 2010 to RMB463.3 million in 2011, mainly due to an increase in the number of our EP platform subscribers, the increased advertising spending by automakers and automobile dealers on our bitauto.com website and improved penetration in established regions. Revenue from our new automobile dealer subscription services increased from RMB87.3 million in 2010 to RMB158.8 million in 2011, primarily because our EP platform subscribers increased by 79.4% to 6,302 in 2011 from 3,512 in 2010. Revenue from our advertising services on our bitauto.com website increased from RMB203.8 million in 2010 to RMB304.5 million in 2011, primarily attributable to the increased number of automaker customers placing advertisements on our bitauto.com website and the increased average advertising spending by these customers.

Our taoche.com business. Revenue from our taoche.com business increased by 48.0% from RMB19.0 million in 2010 to RMB28.1 million in 2011. This increase was mainly driven by increases in both the number of advertising customers and the number of used car dealer customers. Our advertising customers increased from 248 in 2010 to 411 in 2011, and our used car dealer customers increased from 1,409 in 2010 to 1,759 in 2011. Revenue from our advertising services on our taoche.com website increased from RMB14.6 million in 2010 to RMB20.3 million in 2011. Revenue from our used automobile dealer listing services increased from RMB4.4 million in 2010 to RMB7.8 million in 2011 primarily due to an increase in our used car dealer customers.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 20.6% from RMB148.0 million in 2010 to RMB178.5 million in 2011. The increase was attributable to an overall market growth driven by automakers allocating more of their advertising budget to online marketing platforms, an increase in spending by existing customers as well as an increase in the number of new customers.

Cost of Revenue. Our cost of revenue increased by 43.8% from RMB148.7 million in 2010 to RMB213.8 million in 2011. This increase was due to increases in cost of revenue from all our lines of business.

Our bitauto.com business. Cost of revenue from our bitauto.com business increased by 30.8% from RMB79.8 million in 2010 to RMB104.3 million in 2011. This increase was mainly due to the increase in business taxes in line with growth of revenue.

Our taoche.com business. Cost of revenue from our taoche.com business increased by 36.9% from RMB27.5 million in 2010 to RMB37.6 million in 2011. This increase was largely attributable to the increase in personnel-related expenses for our website editorial team, bandwidth leasing cost and higher total fees paid to our partner websites to distribute our dealer customers’ used automobile listing information.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 73.4% from RMB41.4 million in 2010 to RMB71.8 million in 2011. This increase was mainly due to the provision of higher-direct-cost services, such as event planning and execution, which accounted for a larger percentage of the total services provided to digital marketing solutions customers.

Gross Profit. Our gross profit increased by 47.4% from RMB309.4 million in 2010 to RMB456.2 million in 2011.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 64.0% from RMB212.0 million in 2010 to RMB347.7 million in 2011. This increase was mainly due to an increase in marketing expenses. To a lesser extent, the increase was also attributable to the increase in salaries and benefits and an increase in the number of employees.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 53.6% from RMB83.5 million in 2010 to RMB128.2 million in 2011. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Marketing expenses. Our marketing expenses increased by 77.3% from RMB73.2 million in 2010 to RMB129.7 million in 2011. This increase was mainly due to marketing expenses relating to the cooperative agreement between Bitauto and Baidu, Inc., pursuant to which bitauto.com exclusively provides auto-related content for Baidu’s open data platform starting June 1, 2011.

Office expenses. Our office expenses increased by 57.6% from RMB19.0 million in 2010 to RMB29.9 million in 2011. This increase was mainly attributable to the professional fees occurred in 2011, which were mostly capitalized as initial public offering expenses in 2010.

Operating lease expenses. Our operating lease expenses increased by 4.8% from RMB17.5 million in 2010 to RMB18.3 million in 2011, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 23.0% from RMB29.8 million in 2010 to RMB36.6 million in 2011. This increase was primarily due to an increase in research and development personnel expenses.

Income Tax Expense. Our income tax expense decreased from RMB13.2 million in 2010 to RMB9.8 million in 2011. This decrease was primarily because BBII was designated as a High and New Technology Enterprise and eligible to enjoy a lower tax rate associated with this status. See “—Taxation.”

Profit/(Loss) from Continuing Operations. As a result of foregoing, we had a profit of RMB87.2 million in 2011 compared to a loss of RMB1.2 billion in 2010.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by Us

We adopted new standards and interpretations as of January 1, 2012, noted below:

IAS 12, Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets. The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment was effective for annual periods beginning on or after January 1, 2012 and had no effect on our financial position, performance or its disclosures.

IFRS 7, Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements. The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of our financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the users to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment is effective for annual periods beginning on or after July 1, 2011. We do not have any assets with these characteristics so there was no effect on our financial statements.

New Standards, Amendments and Interpretations to Existing Standards Not Yet Adopted by Us

The following standards are not yet effective. The standards will be adopted in the period they become effective.

Effective for the 2013 financial year

IAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income (“OCI”). The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and therefore, has no impact on our financial position or performance.

IAS 19, Employee Benefits (Revised). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism for recognizing actuarial gains and losses on defined benefit pension plans and the concept of expected returns on plan assets to simple clarifications and re-wording. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on our financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on our financial statements. These amendments become effective for annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements; IAS 27, Separate Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also replaces SIC-12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities (now termed “structured entities”). The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact our financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on our financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 12, Disclosure of Involvement with Other Entities. IFRS 12 includes the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on our financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Amendments to IFRS 10, IFRS 12 and IAS 27 (2011) – Investment Entities. The amendments to IFRS 10 were issued in December 2012. The amendments apply to a particular class of business that qualifies as an investment entity. The term “investment entity” refers to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendments also set out disclosure requirements for investment entities. We expect that these amendments will not have any financial impact on us as it is not an investment entity as defined in IFRS 10.

Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance. The amendments were issued in July 2012 which provides additional transition relief in IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The amendments will not have any financial impact on us.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on our financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Effective for the 2014 financial year

IAS 32, Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32. These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact our financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

Effective for the 2015 financial year

IFRS 9, Financial Instruments: Classification and Measurement. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after 1 January 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to 1 January 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. We are currently assessing the impact that this standard will have on the financial position and performance.

Annual improvements May 2012

These improvements will not have an impact on us, but include:

IFRS 1, First-time Adoption of International Financial Reporting Standards. This improvement clarifies that an entity that ceased applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never ceased applying IFRS.

IAS 1, Presentation of Financial Statements. This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

IAS 16, Property Plant and Equipment. This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32, Financial Instruments: Presentation. This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34, Interim Financial Reporting. The amendment aligns the disclosure requirements for total segment assets with those for total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

These improvements are effective for annual periods beginning on or after January 1, 2013.

B.	Liquidity and Capital Resources

Our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary and its SPEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of its net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB5.7 million and RMB8.9 million (US$1.4 million) as of December 31, 2011 and 2012, respectively. For periods from our inception to December 31, 2010, no restricted portion was recorded because we did not have after-tax profits.

To date, our principal sources of liquidity have been cash collected from customers, more recently, the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares and the net proceeds from our initial public offering in 2010. See “Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions.” As of December 31, 2011 and 2012, we had RMB601.4 million and RMB600.4 million (US$96.4 million) in cash and cash equivalents, respectively. Although we consolidate the results of our PRC SPEs, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Special Purpose Entities and Their Shareholders.”

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

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from/(used in) operating activities	14,510	(86,690)	128,362	20,604
Net cash used in investing activities	(17,955)	(71,536)	(83,303)	(13,371)
Net cash from/(used in) financing activities	656,277	(39,118)	(48,972)	(7,861)

Net increase/(decrease) in cash and cash equivalents	652,832	(197,344)	(3,913)	(628)
Net foreign exchange difference	(286)	(4,419)	2,922	469
Cash and cash equivalents at beginning of the period	150,595	803,141	601,378	96,528

Cash and cash equivalents at the end of the period	803,141	601,378	600,387	96,369

Operating Activities

Net cash from operating activities was RMB128.4 million (US$20.6 million) for the year ended December 31, 2012. This amount was (i) primarily attributable to profit before tax from continuing operations of RMB154.1 million (US$24.7 million), (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB19.4 million (US$3.1 million), amortization of intangible assets of RMB11.9 million (US$1.9 million), provision for bad debts of RMB10.0 million (US$1.6 million), and share-based payment of RMB13.3 million (US$2.1 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB71.5 million (US$11.5 million) and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB59.1 million (US$9.5 million) in trade receivables, an increase of RMB35.8 million (US$5.8 million) in prepayments and other receivables and a decrease of RMB66.3 million (US$10.6 million) in trade payables. The increase in other payables and accruals was attributable to an increase in employee salaries and benefits, in advances from customers, and in taxes and related surcharges. The increase in trade receivables was primarily attributable to higher sales volume in 2012. See “—B. Liquidity and Capital Resources—Trade Receivables and Payables” for more detailed information regarding our trade receivables.

Net cash used in operating activities was RMB86.7 million for the year ended December 31, 2011. This amount was (i) primarily attributable to profit before tax from continuing operations of RMB96.9 million, (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB10.6 million and share-based payment of RMB18.7 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB33.3 million and (iii) offset by certain non-cash adjustments, primarily an unrealized exchange gains of RMB24.1 million, and changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB211.3 million in trade receivables. The increase in trade receivables was primarily attributable to higher sales volume in 2011.

Net cash from operating activities was RMB14.5 million for the year ended December 31, 2010. This amount was (i) primarily attributable to loss before tax from continuing operations of RMB1.2 billion and loss before tax from discontinued operations of RMB27.1 million, (ii) adjusted for certain non-cash expenses, principally an increase in fair value of derivative component of convertible preference shares of RMB1.3 billion and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in trade payables of RMB58.9 million and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB82.6 million in trade receivables and an increase of RMB42.3 million in bills receivables. The increase in trade payables was primarily attributable to the increase in purchases from media vendors in 2010, which was in line with the increase in our sales volume. The increase in trade and bills receivables were primarily attributable to higher sales volume in 2010.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment and to our acquisition activities.

Net cash used in investing activities was RMB83.3 million (US$13.4 million) for the year ended December 31, 2012. This amount was primarily attributable to RMB57.1 million (US$9.2 million) used in the purchase of property, plant and equipment, RMB19.0 million (US$3.0 million) used in the purchase of available-for-sale investments and RMB9.2 million (US$1.5 million) used in the purchase of intangible assets.

Net cash used in investing activities was RMB71.5 million for the year ended December 31, 2011. This amount was primarily attributable to RMB44.9 million used in an acquisition of a subsidiary, RMB17.1 million used in the purchase of property, plant and equipment and RMB9.1 million used in the purchase of intangible assets.

Net cash used in investing activities was RMB18.0 million for the year ended December 31, 2010. This amount was primarily attributable to RMB17.6 million used in the purchase of property, plant and equipment.

Financing Activities

Net cash used in financing activities was RMB49.0 million (US$7.9 million) for the year ended December 31, 2012, mainly attributable to RMB46.2 million (US$7.4 million) used in the share repurchase program.

Net cash used in financing activities was RMB39.1 million for the year ended December 31, 2011, mainly attributable to RMB20.0 million repayment for the line of credit with China Merchants Bank and RMB16.5 million used in the share repurchase program.

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

Trade Receivables and Payables

For the advertising agent services we provide through our digital marketing solutions business, we act as an agent in placing advertisements on the websites of our media vendors on behalf of our automaker customers. We receive fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis in our consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related accounts receivable or payable recorded on a gross basis. For the advertising services we provide through our bitauto.com business and taoche.com business, we act as the principal in the arrangement and record revenues on a gross basis in our consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with our customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, we enter into publishing schedule agreements with our automaker and automobile dealer customers, before we enter into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. At such time, we record receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through us. Gross billings include the gross value of advertisements placed by our customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2012 amounted to RMB1.6 billion (US$249.3 million) compared to RMB1.2 billion for the year ended December 31, 2011.

As of December 31, 2012, our trade receivables were RMB472.1 million (US$75.8 million), and our trade payables were RMB132.8 million (US$21.3 million). Of these receivables and payables, RMB97.9 million (US$15.7 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers under the publishing schedule agreements. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. The remaining trade receivables as of December 31, 2012 were RMB374.2 million (US$60.1 million). We have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. However, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due and in advance of when we receive the related payments from our automaker customers. In addition, we may incur penalties for late payments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be liable to pay the media vendors in connection with the advertisements we placed with them on behalf of our automaker customers even if we fail to collect some or all the payments from these automaker customers.”

Capital Expenditures

Our capital expenditures amounted to RMB18.1 million, RMB71.6 million and RMB88.2 (US$14.2 million) in 2010, 2011 and 2012, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets and acquisitions of subsidiaries. We expect our capital expenditures in 2013 to consist principally of similar types of items.

See Item 18 “Financial Statements.”

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

The “车易通” and “车商通” trademarks, or “Easypass” and “Transtar”, respectively, in English, the bitauto.com and taoche.com domain names, our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “Bitauto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2013, we held 407 registered trademarks, 142 pending trademark applications, two patents and 25 computer software copyrights. We have registered 1,654 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.taoche.com.

We incurred research and development expenses of RMB29.8 million, RMB36.6 million and RMB53.8 million (US$8.6 million) in 2010, 2011 and 2012, respectively.

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2012 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payment Due by Period
	Total	Less Than1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	48,505	25,448	21,573	1,484	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During 2012, our operating lease obligations increased to RMB48.5 million as a result of additional office space leased for our headquarters in Beijing with lease terms from one to three years.

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	38	Chairman of the Board of Directors, Chief Executive Officer
Jingning Shao	42	Director, President
Xuan Zhang	37	Chief Financial Officer
Dallas S. Clement	48	Director
Erhai Liu	44	Director
Yu Long	40	Director
Sidney Xuande Huang	47	Director
Weihai Qu	37	Director, Senior Vice President

Mr. Bin Li is our founder and has served as our chairman of the board of directors and chief executive officer since 2005. In 2002, Mr. Li and Mr. Weihai Qu, our senior vice president, co-founded Beijing C&I Advertising Company Limited, one of our SPEs in China, and has served as its chairman of the board of directors and chief executive officer since its inception. In 2000,
Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. In 1996, Mr. Li co-founded Beijing Antarctic Technology Development Co., Ltd., a pioneer web hosting service provider in China, and served as its director and general manager from 1996 to 2000. Mr. Li currently also serves as the vice-chairman of China Automobile Dealers Association, or CADA, and was recognized by CADA in 2008 as one of the top 10 most influential and distinguished people in China’s automobile dealer industry in the past 20 years. Mr. Li received his bachelor’s degree in Sociology from Peking University where he minored in Law.

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

Mr. Xuan Zhang has served as our chief financial officer since 2009 and was our vice president of finance from 2006 to 2009. Mr. Zhang has over 10 years of operational and managerial experiences with both multinational companies and local Chinese companies. His extensive involvement in Bitauto’s strategy and operations contributed significantly to the growth of our company and our company’s successful listing on NYSE in 2010. Prior to 2006, Mr. Zhang co-founded a consulting firm that provided professional marketing, finance and HR services to local Fortune 500 companies and multinationals in China. He also was a manager of both Ernst & Young LLP and PricewaterhouseCoopers LLP from 2000 to 2004. Mr. Zhang is a certified public accountant in the State of New York and he received both of his bachelor’s degrees in Finance and Accounting from New York University.

Mr. Dallas Clement has served as our director since November 2012. Mr. Clement is the executive vice-president and chief financial officer for AutoTrader Group, Inc. (“ATG”), the largest automotive marketplace and a leading provider of software solutions to auto dealers throughout the U.S. Mr. Clement leads all of ATG’s finance functions including accounting, financial reporting, financial planning and analysis, procurement and billing. In addition, he oversees the company’s business development, strategic planning, legal and investor relations activities. Mr. Clement has served as a director of Airo wireless, Inc. since September 2012.Previously, Mr. Clement served in several leadership positions spanning 20 years at Cox Communications. Most recently, he led Cox’s strategy and product management organizations. In the strategy role, he led strategic change and developed the company’s long-term planning process. His team assessed competitive, technical, consumer and regulatory trends impacting the company’s core businesses and the industry. In this role, he also identified new value-creating growth and steered Cox to new industries and businesses. In 2004, he received the National Cable Television Association Vanguard Award for Young Leadership. Additionally, he is a graduate of the 2006 class of Leadership Atlanta, a prestigious community leadership program. Mr. Clement received a bachelor of arts in applied mathematics and economics from Harvard College and holds a master of science in engineering-economic systems from Stanford University.

Mr. Erhai Liu has served as our director since 2005 and independent director since 2011. Mr. Liu is a managing director of Legend Capital, a China-based private investment fund. Mr. Liu also serves on the board of directors of other Legend Capital portfolio companies, including Rock Mobile (Cayman) Corporation, MAS Technology Company Limited, China Auto Rental Inc., Chongqing New Standard Medical Equipment Co., Ltd., Universal Education Holdings, Coremax Group Limited, Pod Inn, Beijing 21Cake Food Co., Ltd. and Joint Star Limited. Prior to joining Legend Capital in 2003, Mr. Liu was the chief operating officer of China RailcomNet Co., Ltd. from 2001 to 2003, the vice general manager of Clarent China from 2000 to 2001 and the director of the Value Added Service business of Jitong Communications Co., Ltd. from 1994 to 2000. Mr. Liu received his bachelor’s degree in Telecommunications from Guilin Institute of Electronic Technology, his master’s degree in Telecommunications and Information System from Xidian University and his EMBA from Peking University.

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

Mr. Sidney Xuande Huang has served as our independent director since 2010. Mr. Huang has been the chief financial officer of Pactera Technology International, a leading China-based IT services provider, and its predecessor company VanceInfo Technologies Inc. since 2006. Mr. Huang also served as VanceInfo’s co-president from 2011 to 2012 and its chief operating officer from 2008 to 2010. Prior to joining VanceInfo, he served as the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Prior to 2004, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He was a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s degree of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Mr. Weihai Qu has served as our director since 2005 and as our senior vice president since 2007. In 2002, Mr. Qu and Mr. Bin Li, our chairman of the board of directors and chief executive officer, co-founded Beijing C&I Advertising Company Limited, one of our SPEs in China. Mr. Qu served as the general manager of Beijing C&I Advertising Company Limited and managed the operation of our digital marketing solutions business until 2009. Prior to joining us in 2000, Mr. Qu served as a project manager of the strategic planning department of Beiqi Foton Motor Co., Ltd. from 1997 to 2000. Mr. Qu received his bachelor’s degree in Automotive Engineering and minored in computer application courses from Jilin University (formerly known as Jilin University of Technology) and obtained his Executive MBA from China Europe International Business School in 2010.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2012, we paid an aggregate of approximately RMB6.3 million (US$1.0 million) in cash compensation to our executive officers and directors as a group, which includes bonuses, salaries and social welfare benefits, and paid an aggregate of approximately RMB99,345 (US$15,946) in premiums for commercial medical insurance coverage for one executive officer. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2013, options to purchase 723,512.5 ordinary shares under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2013, the shares related to options granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Shares		Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sidney Xuande Huang	93,750		10.20	December 28, 2010	December 28, 2020	3 years
Other individuals as a group	184,762.5		10.20	December 28, 2010	December 28, 2020	3 years or 4 years
Other individuals as a group	445,000	(1)	0.4	December 31, 2006	December 31, 2016	3 years

(1)	As of March 31, 2013, certain employees terminated their services with us and accordingly forfeited options related to 155,000 shares granted to them under the 2006 Plan.

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

Acceleration of Awards upon Change in Control of Our Company. Except as provided otherwise in an award agreement, in the event of a change in control, each award which is at the time outstanding under the 2006 Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of such change in control, provided that the grantee’s continuous service has not terminated prior to such date.

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

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2013, options to purchase 2,981,362.5 ordinary shares under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2013, the shares related to options granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Shares		Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*		10.20	December 28, 2010	December 28, 2020	4 years
Jingning Shao	*		3.20	February 8, 2010	February 8, 2020	4 years
Jingning Shao	*		10.20	December 28, 2010	December 28, 2020	4 years
Jingning Shao	*		4.03	August 7, 2012	August 7, 2022	4 years
Xuan Zhang	*		3.20	February 8, 2010	February 8, 2020	(2)
Xuan Zhang	*		10.20	December 28, 2010	December 28, 2020	4 years
Xuan Zhang	*		4.03	August 7, 2012	August 7, 2022	4 years
Other individuals as a group	676,875	(1)	3.20	February 8, 2010	February 8, 2020	4 years
Other individuals as a group	*	(1)	10.20	December 28, 2010	December 28, 2020	4 years
Other individuals as a group	450,000		4.03	August 7, 2012	August 7, 2022	4 years

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2013, certain employees terminated their services with us and accordingly forfeited options related to 8,125 shares granted to them under the 2010 Plan.
(2)	25% has been vested and exercised, 37.5% vested on December 31, 2011 and 37.5% vested on December 31, 2012.

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

Acceleration of Awards upon Change in Control of Our Company. Except as provided otherwise in an award agreement, in the event of a change in control, each award which is at the time outstanding under the 2010 Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of such change in control, provided that the grantee’s continuous service has not terminated prior to such date.

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

2012 Share Incentive Plan

On August 7, 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan, to motivate, attract and retain employees, directors and consultants. As of the date of this annual report, we have not granted any awards under this plan.

The following paragraphs describe the principal terms of the 2012 Plan.

Types of Awards. The 2012 Plan permits the awards of options, restricted shares or restricted share units.

Plan Administration. The plan administrator is our board of directors or the compensation committee of the board. The board or the compensation committee may delegate a committee of one or more member s of the board the authority to grant or amend awards to participants other than senior executives of our company. The plan administrator will determine the provisions and terms and conditions of each grant.

Award Agreement. Options, restricted shares, or restricted share units granted under the plan are evidenced by an award agreement that sets forth the terms, conditions, and limitations for each grant.

Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or the rules of any exchange on which our securities are listed, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors and consultants.

Term of the Awards. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed 10 years from the date of the grant. As for the restricted shares and restricted share units, the plan administrator shall determine and specify the period of restriction in the award agreement.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Options to purchase our ordinary shares may not be transferred in any manner by the option holder other than by will or the laws of descent and distribution and may be exercised during the lifetime of the option holder only by the option holder. Restricted shares and restricted share units may not be transferred during the period of restriction.

Termination of the Plan. Unless terminated earlier, the 2012 plan will terminate automatically in 2022. In the event that the award recipient ceases employment with us or ceases to provide services to us, the options will terminate after a period of time following the termination of employment and the restricted shares and restricted share units that are at that time subject to restrictions will be forfeited to or repurchased by us. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted pursuant to the 2012 Plan without the prior written consent of the participants.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Bin Li and Mr. Erhai Liu. Mr. Bin Li is the chairman of our nominating and corporate governance committee. Mr. Erhai Liu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 1,290, 1,737 and 1,980 employees as of December 31, 2010, 2011 and 2012, respectively. Of all the employees as of December 31, 2012, 1,296 were located in Beijing, and 684 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2012:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	1,179	60%
Editorial and creative	260	13%
Product development	373	19%
General and administrative	168	8%

Total	1,980	100.0%

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

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2013 by:

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

	Shares Beneficially Owned
	Number	%*
Directors and Executive Officers:
Bin Li(1)†	9,544,997.5	23.1%
Jingning Shao(2)†	593,750	1.4%
Dallas S. Clement(3)	9,000,000	21.8%
Erhai Liu(4)	2,176,235	5.3%
Yu Long(5)	2,484,345	6.0%
Sidney Xuande Huang	**	**
Weihai Qu†	**	**
Xuan Zhang(6)†	555,000	1.3%
All Directors and Executive Officers as a group	24,422,702	58.1%

Principal Shareholders:
Proudview Limited(7)†	9,019,997.5	21.8%
ATG Global Management L.P.(8)	9,000,000	21.8%
DCM IV, L.P. and DCM Affiliates Fund IV, L.P.(9)	2,596,769	6.3%
Bertelsmann Asia Investment AG(10)	2,484,345	6.0%
LC Fund II(11)	2,176,235	5.3%
FMR LLC(12)	2,105,568	5.1%

*	All percentages are based on 41,340,890 shares issued and outstanding as of March 31, 2013, excluding 300,000 shares issued to and held by the depositary for the purpose of future option exercise.
**	Less than 1% of our total outstanding shares.
†	(i) Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li, (ii) Serene View Investment Limited, a British Virgin Islands company owned by Mr. Bin Li, (iii) Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, (iv) Full Riches Holdings Limited, a British Virgin Islands company owned by Mr. Xuan Zhang, (v) Speedview Investment Limited, a British Virgin Islands company owned by Mr. Weihai Qu, (vi) Mr. Bin Li, (vii) Mr. Jingning Shao, (viii) Mr. Xuan Zhang, (ix) Mr. Weihai Qu , and (x) AutoTrader Group, may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The persons above may be deemed to share voting power with respect to the shares held by them. The persons above expressly disclaim beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, except to the extent of each of their respective pecuniary interests therein.
(1)	Includes (i) 9,019,997.5 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, and (iii) 25,000 ordinary shares Mr. Li has the right to acquire upon exercise of the share options within 60 days after March 31, 2013. Mr. Li owns 86.3% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 13.7% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. Proudview Limited has pledged 1,699,080 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. Serene View Investment Limited has pledged 500,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(2)	Includes (i) 250,000 ordinary shares owned by Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, and (ii) 343,750 ordinary shares Mr. Shao has the right to acquire upon exercise of the share options within 60 days after March 31, 2013. Avner Developments Limited has pledged 250,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Shao is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(3)	Includes (i) 4,380,000 ordinary shares and (ii) 4,620,000 ordinary shares in the form of ADSs hold by ATG Global Management L.P. (“ATGGM”). ATG International Management, LLC (“ATGIM”), a Delaware limited liability company, is the general partner of ATGGM. In addition, (i) ATG Investments, Inc. (“ATGI”), a Delaware corporation, as sole member of ATGIM, (ii) AutoTrader.com, Inc. (“ATC”), a Delaware corporation and sole stockholder of ATGI; and (iii) AutoTrader Group, Inc., a Delaware corporation, as the sole stockholder of ATC, may be deemed to have beneficial ownership over our shares held by ATGGM. Mr. Clement is the executive vice-president and chief financial officer for AutoTrader Group, Inc. The principal office and business address for ATGGM, ATGIM, ATGI, ATC and AutoTrader Group, Inc. is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.
(4)	Includes 2,176,235 ordinary shares held by LC Fund II. Mr. Liu is a managing director of LC Fund II. Mr. Liu disclaims beneficial ownership with respect to the above shares except to the extent of his pecuniary interest therein. The business address for Mr. Liu is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing, China, 100190.

(5)	Includes 2,484,345 ordinary shares held by Bertelsmann Asia Investment AG. Ms. Yu Long is a managing director of Bertelsmann Asia Investment AG. Ms. Long disclaims beneficial ownership with respect to the above shares except to the extent of her pecuniary interest therein. The business address of Ms. Long is Units 2804-2805, SK Tower 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100022.
(6)	Includes (i) 180,000 ordinary shares owned by Full Riches Holdings Limited, a British Virgin Islands company owned by Mr. Xuan Zhang, (ii) 87,500 ordinary shares, and (iii) 287,500 ordinary shares Mr. Zhang has the right to acquire upon exercise of the share options within 60 days after March 31, 2013. Full Riches Holdings Limited has pledged 180,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Zhang is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(7)	See (1).
(8)	See (3).
(9)	Includes 2,532,368 ordinary shares in the form of ADSs held by DCM IV, L.P., and 64,401 ordinary shares in the form of ADSs held by DCM Affiliates Fund IV, L.P. The general partner of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is DCM Investment Management IV, L.P., whose general partner is DCM International IV, Ltd. DCM International IV, Ltd., through DCM Investment Management IV, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Peter W. Moran and Thomas Blaisdell, the directors of DCM International IV, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM IV, L.P. and DCM Affiliates Fund IV, L.P., except to the extent of each person’s pecuniary interest therein. The business address of DCM IV, L.P. and DCM Affiliates Fund IV, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.
(10)	Bertelsmann SE & Co. KGaA (formerly known as Bertelsmann AG) is the indirect beneficial owner of 2,484,345 ordinary shares, which are held directly by its wholly-owned subsidiary Bertelsmann Asia Investments AG. Bertelsmann Asia Investment AG is an investment fund used to finance Bertelsmann’s strategic investments. Bertelsmann SE & Co. KGaA is a privately held stock corporation. 80.9% of the capital shares in Bertelsmann SE & Co. KGaA are held indirectly by foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung, BVG-Stiftung) and 19.1% are held indirectly by the Mohn family. The Bertelsmann Verwaltungsgesellschaft (BVG) controls all voting rights in the Bertelsmann SE & Co. KGaA Annual General Meeting. The business address for Bertelsmann Asia Investment AG is Dammstrasse 19, 6300 Zug, Switzerland.
(11)	LC Fund II is a Cayman Islands fund 63.46% owned by Right Lane Limited, which is wholly owned by Legend Holdings Ltd., a limited liability company organized under the laws of the PRC. Right Lane Limited and Legend Holdings Limited may be deemed to beneficially own all of ordinary shares beneficially owned by LC Fund II. The business address for LC Fund II is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing, China, 100190.
(12)	Based on a Schedule 13G jointly filed on February 14, 2013 by FMR LLC, Edward C. Johnson 3d, and Fidelity Management & Research Company. FMR LLC lists its address as 82 Devonshire Street, Boston, Massachusetts 02109, in such filing.

As of March 31, 2013, 41,640,890 of our ordinary shares were issued and outstanding. To our knowledge, 22,492,809 ordinary shares, representing approximately 54.0% of our total outstanding shares, were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Entities Controlled by Certain Directors, Officers and Shareholders

In late 2011, we acquired 100% equity interest in Bitcar from two members of our key management personnel in an all-cash transaction that values Bitcar at between RMB45.0 million (US$7.2 million) and RMB63.0 million (US$10.1 million). We made an initial payment of RMB45.0 million by the end of 2011, subject to a future contingent consideration amounting to the difference between Bitcar’s audited IFRS fiscal 2012 revenues and the initial payment of RMB45.0 million, with a total consideration capped at RMB63.0 million. In March 2013, we made an additional payment of RMB18.0 million (US$2.9 million) for the contingent consideration.

In 2012, we purchased advertising services from Beijing Auto Radio Advertising Company Limited and Auto Weekly (Beijing) Media Advertising Company Limited, both of which are controlled by our ordinary shareholders, in the amount of RMB0.2 million (US$0.03 million) and RMB0.3 million (US$0.05 million), respectively.

Transactions with an Associate and a Joint Controlled Entity

On May 24, 2011, we acquired a 49% interest in Beijing Xinchuang Interactive Advertising Company Limited, or BXIA, whose principal activities were intended to be the provision of advertising services, for RMB0.5 million (US$0.08 million). In 2012, we purchased services from BXIA in the aggregate amount of RMB0.2 million (US$0.03 million).

On October 31, 2012, we acquired a 20% interest in Target Net (Beijing) Technology Company Limited, or TNBT, a jointly controlled entity whose principal activities are to provide advertising services and system integration services. In 2012, we purchased services from TNBT in the aggregate amount of RMB1.0 million (US$0.2 million).

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

Each loan agreement contains a number of covenants to restrict the actions that a SPE shareholder may take or cause the SPE to take. For example, a SPE shareholder (i) shall not transfer, sell, mortgage, dispose of, or encumber his/her equity interest in a SPE except in accordance with the share pledge agreement discussed below, (ii) without BBII’s prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of a SPE, (iii) shall cause the shareholders’ meeting and/or the board of directors of a SPE not to approve the merger or consolidation of such SPE with any person, or any acquisition or investment in any person, without BBII’s prior written consent, and (iv) shall appoint any director candidates nominated by BBII.

Irrevocable Power of Attorney

Each shareholder of our PRC SPEs executed an irrevocable power of attorney, appointing BBII or a person designated by BBII as his or her attorney-in-fact to attend shareholders’ meetings of the respective SPE, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of his or her equity interest in each SPE, and designate or appoint legal representatives, directors and officers of the SPEs. Each power of attorney remains valid and irrevocable from the date of execution so long as he or she remains as the shareholder of the respective SPE. These powers of attorneys for each shareholder of our SPEs are substantially the same.

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

On April 30, 2010, BBII entered into equity interest pledge agreements with BEAM and each of BEAM’s eight shareholders. Pursuant to the equity interest pledge agreements, each shareholder of BEAM agrees to pledge his/her equity interests in BEAM to secure BEAM’s payment obligations, including payment of consulting and service fees, under the exclusive business cooperation agreement between BBII and BEAM described below.

The terms of these pledge agreements are substantially the same. Each pledge of shares or equity interests is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the exclusive business cooperation agreements have been fulfilled by the respective SPE. During the term of a pledge, BBII, the pledgee, may dispose of the pledge if the SPE fails to pay the consulting and services fees under the exclusive business cooperation agreement. BBII also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC SPEs agreed not to transfer or create any new encumbrance adverse to BBII on his/her equity interest in such SPEs without BBII’s prior written consent. We have registered the pledges of the shares or equity interests in our PRC SPEs with the local administration for industry and commerce.

Agreements that Transfer Economic Benefits from Our PRC SPEs to Us

Exclusive Business Cooperation Agreement

On March 9, 2006, BBII entered into an exclusive business cooperation agreement with BBIT, pursuant to which BBII agreed to provide BBIT, on an exclusive basis, with technical, consulting and other services in relation to BBIT’s e-commence and internet content business. BBII’s services include, among other things, technical services, network support, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, product search and development and system maintenance. In return, BBIT agreed to pay BBII service fees. During the term of this agreement, BBIT agreed not to accept any consultation and/or services provided by any third party without BBII’s prior written consent. The term of this agreement is 10 years and may be extended upon BBII’s prior written consent. BBII determines the extended term and BBIT agrees to unconditionally accept such extended term.

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

As a result of these contractual arrangements, we control our SPEs and have consolidated the financial information of these SPEs and their subsidiaries into our consolidated financial statements in accordance with IFRS. We have been advised by our PRC counsel, Han Kun Law Offices, that each of such contractual agreements for operating our business in China, including our corporate structure and contractual arrangements with the SPEs, complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

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

For further disclosure on related party transactions, see Item 18 “Financial Statements—Notes to the financial statements—Note 21.”

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

BBII had accumulated profits amounting to RMB88.8 million (US$14.3 million) as of December 31, 2012 pursuant to PRC Accounting Standards. Therefore, BBII appropriated reserves amounting to RMB8.9 million (US$1.4 million) as of December 31, 2012. The accounting policies applied by BBII in preparing its financial statements under PRC accounting standards are materially consistent with our accounting policies under IFRS. There is no material difference between the accumulated profits of BBII determined under PRC accounting standards and the accumulated profits of BBII consolidated by us under IFRS. For a description of how earnings are transferred from our PRC subsidiary, BBII, and our SPEs to us, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Special Purpose Entities and Their Shareholders.”

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

	Trading Price
	High	Low
	US$	US$
2010	14.39	8.11
2011	12.71	3.73
First Quarter of 2011	12.71	8.35
Second Quarter of 2011	12.20	5.83
Third Quarter of 2011	7.82	5.57
Fourth Quarter of 2011	6.33	3.73
2012	7.66	3.50
First Quarter of 2012	5.97	3.50
Second Quarter of 2012	5.34	3.50
Third Quarter of 2012	5.00	3.51
Fourth Quarter of 2012	7.66	4.47
Monthly Highs and Lows
October 2012	5.22	4.47
November 2012	7.40	4.95
December 2012	7.66	5.90
2013
First Quarter of 2013	10.40	7.06
Second Quarter of 2013 (through April 25, 2013)	11.57	9.45
Monthly Highs and Lows
January 2013	10.24	7.21
February 2013	10.11	7.06
March 2013	10.40	8.50
April 2013 (through April 25, 2013)	11.57	9.45

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2012 Revision) of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may generally vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of his interest is disclosed prior to voting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”

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

•	limit the ability of shareholders to call meetings of shareholders.

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

In June 2011, we entered into an agreement with Baidu Inc., the leading Chinese language internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform. Pursuant to the year-long agreement, effective from June 1, 2011, we provide selected auto-related content, including auto listings, pictures, reviews, and dealer information to enhance Aladdin-enabled search research results, which include real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu agreed to exclusively display relevant content provided by us in the Aladdin-enabled section of the search results page. The agreement expires on May 31, 2012. In June 2012, we renewed the agreement for another three years.

In November 2012, AutoTrader Group, Inc. purchased an aggregate of 9,000,000 ordinary shares, or approximately 21.8% of our total outstanding shares, from certain of our pre-IPO shareholders in a private transaction. Concurrently, certain members of our senior management, namely, Mr. Bin Li, our chairman of the board and chief executive officer, Mr. Jingning Shao, our director and president, Mr. Xuan Zhang, our chief financial officer, and Mr. Weihai Qu, our director and senior vice president purchased an aggregate of 1,000,000 ordinary shares, or approximately 2.4% of our total outstanding shares, from another Pre-IPO shareholder. The senior management team funded the purchase through a four-year term loan from AutoTrader Group. Under a shareholder agreement dated November 1, 2012 among our company, AutoTrader Group and certain other shareholders of our company controlled by the above management members, AutoTrader Group is entitled to nominate at least one director to our board of directors. For so long as AutoTrader Group continues to beneficially own at least 20% of our outstanding shares, at any time after twelve months anniversary of November 16, 2012, AutoTrader Group will be entitled to nominate one additional director to the board.

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

The following discussion of certain Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ADSs or ordinary shares applicable under its particular circumstances.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiary, 100% of our equity interests in our subsidiary in the PRC. Our business operations are principally conducted through our PRC subsidiary and its SPEs and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiary owns 100% of our PRC subsidiary, under the aforesaid arrangement, any dividends that our PRC subsidiary pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprises as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

The implementation rules of the Enterprise Income Tax Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% if such shareholders are non-PRC resident enterprises or up to 20% if such shareholders are non-PRC resident individuals, and it is not clear whether the tax treaty benefit would be applicable in such cases.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.”

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation on December 10, 2009, where a non-PRC resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or an “Indirect Transfer,” and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the foreign investor shall report this Indirect Transfer to the competent tax authority. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority concludes that the foreign investor has adopted an “abusive arrangement” in order to avoid PRC tax, it may disregard the existence of the overseas holding company and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the competent tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. Circular 698 is retroactively effective from January 1, 2008. On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24, or Notice 24, to clarify several issues related to Circular 698. Notice 24 became effective on April 1, 2011. According to Notice 24, the term “effective tax rate” refers to the effective tax rate on the gains derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gains derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country or region where the overseas holding company is a resident.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.”

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional cities and provinces, including Beijing, Tianjin, Zhejiang Province, Anhui Province, Guangdong Province, Fujian Province, Hubei Province and Jiangsu province, in 2012. Furthermore, it has been reported that the VAT Pilot Program will be expanded nationwide from August 1, 2013.

With respect to our entities located outside of these cities and provinces, and for the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Our entities located in these areas fall within the scope of the VAT Pilot Program have been subject to a 6% value-added tax since the respective effective time of the VAT Pilot Program implemented in those cities and provinces for our services that are deemed by the relevant tax authorities to be within the relevant industries.

See “Item 3. Key Information—D. Risk Factors—We may have exposure to greater than anticipated tax liabilities.”

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. This summary does not address holders of equity interests in a holder of ADSs or ordinary shares. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States (except for the limited instances where PRC tax law and potential PRC taxes are discussed), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income is generally any income that would be foreign personal holding company income under the Code including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we treat Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Easy Auto Media Company Limited, or BEAM, as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we were not the owner of the above entities for U.S. federal income tax purposes, we would likely be treated as a PFIC.

Assuming that we are the owner of BBIT, CIG and BEAM for U.S. federal income tax purposes, we primarily operate as a provider of internet marketing services for China’s automotive industry. Although not free from doubt, based on the market value of our ADSs and ordinary shares and the composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended December 31, 2012. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination. Further, there can be no assurance that we will or will not be a PFIC for our current taxable year or for any subsequent taxable years, as PFIC status is retested each year and depends on the actual facts in such year. Among other matters, if our market capitalization declines, we may be or become classified as a PFIC for the current or one or more future taxable years.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being classified as a PFIC. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares (unless such U.S. holder makes a “deemed sale” election, as discussed below), and such a U.S. Holder will become subject to special rules discussed below. U.S. Holders are urged to consult with their tax advisors regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed sale” election, as discussed further below.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of the rules applicable to qualified dividends and which includes an exchange of information program, or (ii) our ADSs or ordinary shares are readily tradable on an established securities market in the United States. For this purpose, ADSs listed on the New York Stock Exchange will generally be considered to be readily tradable on an established securities market in the United States, though no assurances can be given with respect to our ADSs in this regard. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on both our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in amounts equal to the difference, if any, between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss is subject to limitations. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (with respect to our ADSs, as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•

amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

If we are classified as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described above. You are urged to consult your tax advisor regarding our possible status as a PFIC as well as the benefit of making a deemed sale election.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the preceding paragraphs. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis in such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other markets for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC.

Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF elections, which, if available, would result in tax treatment different from, and generally less adverse than, the general tax treatment of PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC or are treated as such with respect to such holder, the holder may be required to file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification, or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Additional Tax Reporting Requirements

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain domestic entities may be required to submit to the IRS certain information with respect to their beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on their behalf by a financial institution. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

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

Foreign Exchange Risk

Our presentation currency is Renminbi. The functional currency of our holding company Bitauto Holdings Limited and our wholly owned subsidiary Bitauto Hong Kong Limited is U.S. dollar, while the functional currency of our PRC subsidiary and SPEs is Renminbi. We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our services contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The Renminbi appreciated by 2.3% against the U.S. dollar in 2012.

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

See Item 18 “Financial Statements—Notes to the financial statements—Note 23.”

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges our ADS Holders May Have to Pay

Citibank, N.A., the depositary of our ADS program, collects fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Citibank’s principal executive office is located at 388 Greenwich Street, New York, New York, 10013. The depositary bank typically appoints a custodian to safe keep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong. As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to US5¢ per ADS issued
• Cancellation of ADSs	Up to US5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to US5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US5¢ per ADS held
• Depositary services	Up to US5¢ per ADS held on the applicable record date(s) established by the depositary bank
• Transfer of ADSs	US$1.50 per certificate presented for transfer

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

We received net proceeds of approximately US$96.4 million from our initial public offering after deducting expenses. For the period from the completion of our initial public offering to December 31, 2012, we used the net proceeds received from our initial public offering as follows:

•	approximately US$10.0 million to repurchase ADSs from the open market; and

•	approximately US$3.0 million for a strategic investment.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework , our management concluded that, as of December 31, 2012, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Attestation Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited,

We have audited Bitauto Holdings Limited’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Bitauto Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Bitauto Holdings Limited as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 of Bitauto Holdings Limited and our report dated April 26, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 26, 2013

Changes in Internal Control Over Financial Reporting

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2011	2012
	(In US$ thousands)
Audit fees(1)	794	997
Tax fees(2)	13	—

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting) and limited procedures on our quarterly earnings releases.
(2)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 11, 2011, our board of directors approved a share repurchase program, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$10 million within 12 months. The share repurchase program permitted us to purchase shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market and in block trades, in accordance with applicable securities laws and subject to restrictions regarding price, volume and timing. As of June 30, 2012, we have repurchased 1,908,180 ADSs in aggregate under this share repurchase plan for a total consideration of US$9.98 million, including transaction charges.

The following table sets forth a summary of our repurchase of our ADSs made from August 11, 2011 to June 30, 2012.

Period	Total Number of ADSs Purchased (2)	Average Price Paid Per ADS(2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Dollar Value of ADSs that May Yet Be Purchased Under Plans or Programs (US$)
August 11 through August 31, 2011	28,568	6.37	28,568	9,816,951.13
September 1 through September 30, 2011	278,182	6.48	306,750	8,005,588.90
October 1 through October 30, 2011	—	—	306,750	8,005,588.90
November 1 through November 30, 2011	65,953	4.48	372,703	7,707,178.58
December 1 through December 30, 2011	82,303	4.32	455,006	7,347,712.91
January 1 through January 31, 2012	—	—	455,006	7,347,712.91
February 1 through February 29, 2012	—	—	455,006	7,347,712.91
March 1 through March 31, 2012	1,445,550	5.02	1,900,556	48,266.65
April 1 through April 30, 2012	—	—	1,900,556	48,266.65
May 1 through May 31, 2012	—	—	1,900,556	48,266.65
June 1 through June 30, 2012	7,624	3.98	1,908,180	17,572.04

Total	1,908,180	5.23	1,908,180	—

(1)	On August 11, 2011, our board of directors approved a share repurchase program, under which we may repurchase up to US$10 million worth of our issued and outstanding ADSs. We completed the share repurchase in June 2012 and the program expired on August 11, 2012.
(2)	One ADS represents one ordinary share.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

333- 170238))

2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))

4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

Exhibit Number	Description of Document

4.3*	2012 Share Incentive Plan

4.4	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.5	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.6*	Exclusive Business Cooperation Agreement between BBII and BBIT

4.7*	Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT

4.8*	Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT

4.9*	Loan Agreement between BBII and a shareholder of BBIT

4.10*	Exclusive Business Cooperation Agreement between BBII and BEAM

4.11*	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM

4.12*	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM

4.13*	Loan Agreement between BBII and a shareholder of BEAM

4.14*	Power of Attorney by the shareholders of each PRC SPE

4.15	Translation of Form of Internet Marketing Service Agreement between FAW Mazda, BBII and CIG (incorporated herein by reference to Exhibit 4.12 to the Form 20-F/A furnished on August 31, 2011 (File No. 001- 34947))

8.1*	List of Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Ernst & Young Hua Ming LLP

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

	By:	/s/ Bin Li
Name: Bin Li
Title: Chairman and Chief Executive Officer

Date: April 26, 2013

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited

We have audited the accompanying consolidated statements of financial position of Bitauto Holdings Limited (the “Company”) as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bitauto Holdings Limited at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bitauto Holdings Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 26, 2013

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2010 RMB	2011 RMB	2012 RMB
Continuing operations
Revenue	5	458,105,042	669,954,316	1,056,905,980
Cost of revenue		(148,700,716)	(213,770,767)	(292,150,155)

Gross profit		309,404,326	456,183,549	764,755,825

Selling and administrative expenses	6.1	(212,002,175)	(347,734,054)	(557,355,414)
Product development expenses		(29,777,897)	(36,634,393)	(53,794,845)

Operating profit		67,624,254	71,815,102	153,605,566

Other income	6.2	5,358,201	24,840,678	6,579,959
Other expenses	6.3	(1,345,753)	(2,371,416)	(7,279,115)
Changes in fair value of derivative component of convertible preference shares	20.1	(1,270,701,904)	—	—
Interest income		618,258	3,963,484	5,534,742
Interest expense		(992,650)	(1,238,314)	(3,771,809)
Finance costs on convertible preference shares		(9,354,999)	—	—
Changes in fair value of financial assets	20.3	—	—	(267,297)
Share of losses of an associate and a jointly controlled entity	4	—	(77,292)	(317,143)

(Loss)/profit before tax from continuing operations		(1,208,794,593)	96,932,242	154,084,903

Income tax expense	7	(13,185,495)	(9,758,440)	(18,923,256)

(Loss)/profit for the year from continuing operations		(1,221,980,088)	87,173,802	135,161,647

Discontinued operations
Loss after tax for the year from discontinued operations	8	(51,309,828)	—	—

(Loss)/profit for the year		(1,273,289,916)	87,173,802	135,161,647

Other comprehensive income/(loss)

Foreign currency exchange differences, net of tax of nil		25,413,043	(28,477,818)	(1,679,942)
Net gain on available-for-sale financial instrument, net of tax of nil	20.3	—	—	1,093,734

Other comprehensive income/(loss) for the year, net of tax		25,413,043	(28,477,818)	(586,208)

Total comprehensive (loss)/income for the year		(1,247,876,873)	58,695,984	134,575,439

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2010 RMB	2011 RMB	2012 RMB
Attributable to:

Ordinary shareholders
(Loss)/profit for the year from continuing operations		(1,221,980,088)	87,173,802	135,161,647
Loss for the year from discontinued operations		(51,309,828)	—	—

(Loss)/profit for the year attributable to ordinary shareholders		(1,273,289,916)	87,173,802	135,161,647

Non-controlling interest
Profit for the year from continuing operations		—	—	—
Profit for the year from discontinued operations		—	—	—

Profit for the year attributable to non-controlling interest		—	—	—

Total comprehensive (loss)/income attributable to:
Ordinary shareholders		(1,247,876,873)	58,695,984	134,575,439
Non-controlling interest		—	—	—

(Loss)/profit per share	18

- basic, (loss)/profit for the year per share attributable to ordinary shareholders		(38.29)	2.11	3.40
- diluted, (loss)/profit for the year per share attributable to ordinary shareholders		(38.29)	2.06	3.33

(Loss)/profit per share from continuing operations	18

- basic, (loss)/profit per share from continuing operations attributable to ordinary shareholders		(36.74)	2.11	3.40
- diluted, (loss)/profit from continuing operations attributable to ordinary shareholders		(36.74)	2.06	3.33

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2011 RMB	2012 RMB
ASSETS
Non-current assets
Property, plant and equipment	9	34,967,855	78,042,235
Intangible assets	10	56,455,354	48,309,534
Investments in an associate and a jointly controlled entity	4	412,708	3,408,599
Available-for-sale investments	20	—	19,645,330
Goodwill	11	38,992,640	38,992,640
Deferred tax assets	7	10,871,800	12,537,048
Other non-current assets		420,060	—

		142,120,417	200,935,386

Current assets
Trade receivables	13	433,782,917	472,074,696
Bills receivables	14	74,539,413	68,768,260
Prepayments and other receivables	15	37,034,646	75,326,627
Due from related parties	23	10,426,465	5,445,445
Inventories		—	42,572
Financial assets at fair value through profit or loss	20	—	37,713
Cash and cash equivalents	16	601,377,150	600,385,558
Other current assets		2,038,944	764,604

		1,159,199,535	1,222,845,475

TOTAL ASSETS		1,301,319,952	1,423,780,861

EQUITY AND LIABILITIES
Equity
Issued capital	17	11,696	11,696
Share premium	17	2,409,156,049	2,409,156,049
Treasury shares	17	(16,809,532)	(62,727,907)
Employee equity benefit reserve	19	27,706,721	40,992,540
Other reserve
- Foreign currency translation reserve		26,464,548	24,784,606
- Available-for-sale financial instrument reserve		—	1,093,734
Accumulated losses		(1,560,667,982)	(1,425,506,335)

Total equity		885,861,500	987,804,383

Non-current liabilities
Deferred tax liabilities	7	9,697,740	7,291,615

		9,697,740	7,291,615

Current liabilities
Trade payables	21	201,125,551	132,821,192
Other payables and accruals	22	153,243,688	224,477,692
Due to related parties	23	15,920,150	18,425,000
Income tax payable		35,471,323	52,960,979

		405,760,712	428,684,863

Total liabilities		415,458,452	435,976,478

TOTAL EQUITY AND LIABILITIES		1,301,319,952	1,423,780,861

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributable to ordinary shareholders
	Issued capital (Note 17) RMB	Share premium (Note 17) RMB	Employee equity benefits reserve (Note 19) RMB	Other reserve- foreign currency translation reserve, net of tax of nil RMB	Accumulated losses RMB	Total RMB	Non- controlling interest RMB	Total equity RMB
At January 1, 2010	3,905	45,864,771	3,024,104	29,529,323	(272,589,481)	(194,167,378)	(830)	(194,168,208)
Loss for the year	—	—	—	—	(1,273,289,916)	(1,273,289,916)	—	(1,273,289,916)
Other comprehensive income	—	—	—	25,413,043	—	25,413,043	—	25,413,043

Total comprehensive income/(loss) for the year	—	—	—	25,413,043	(1,273,289,916)	(1,247,876,873)	—	(1,247,876,873)
Recognition of non-controlling interest	—	—	—	—	—	—	665,000	665,000
Distribution to Shareholders (Note 8)	—	—	—	—	(101,962,387)	(101,962,387)	(664,170)	(102,626,557)
Exercise of options	41	1,007,580	(598,019)	—	—	409,602	—	409,602
Issuance of ordinary shares	2,394	641,036,115	—	—	—	641,038,509	—	641,038,509
Conversion of preference shares to ordinary shares upon completion of the initial public offering (Note 20.1)	5,255	1,718,456,252	—	—	—	1,718,461,507	—	1,718,461,507
Share-based payment	—	—	7,509,698	—	—	7,509,698	—	7,509,698

At December 31, 2010	11,595	2,406,364,718	9,935,783	54,942,366	(1,647,841,784)	823,412,678	—	823,412,678

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

	Issued capital (Note 17) RMB	Share premium (Note 17) RMB	Treasury shares (Note 17) RMB	Employee equity benefits reserve (Note 19) RMB	Other reserve- foreign currency translation reserve, net of tax of nil RMB	Accumulated losses RMB	Total equity RMB
At January 1, 2011	11,595	2,406,364,718	—	9,935,783	54,942,366	(1,647,841,784)	823,412,678
Profit for the year	—	—	—	—	—	87,173,802	87,173,802
Other comprehensive loss	—	—	—	—	(28,477,818)	—	(28,477,818)

Total comprehensive (loss)/income for the year	—	—	—	—	(28,477,818)	87,173,802	58,695,984
Exercise of options	24	2,791,331	—	(946,238)	—	—	1,845,117
Issuance of ordinary shares in connection with the future exercise of share options (Note 17)	77	—	—	—	—	—	77
Share-based payment	—	—	—	18,717,176	—	—	18,717,176
Repurchase of ordinary shares	—	—	(16,809,532)	—	—	—	(16,809,532)

At December 31, 2011	11,696	2,409,156,049	(16,809,532)	27,706,721	26,464,548	(1,560,667,982)	885,861,500

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

	Issued capital (Note 17) RMB	Share premium (Note 17) RMB	Treasury shares (Note 17) RMB	Employee equity benefits reserve (Note 19) RMB	Other reserve- foreign currency translation reserve, net of tax of nil RMB	Other reserve- available-for- sale financial instrument reserve, net of tax of nil RMB	Accumulated losses RMB	Total equity RMB
At January 1, 2012	11,696	2,409,156,049	(16,809,532)	27,706,721	26,464,548	—	(1,560,667,982)	885,861,500
Profit for the year	—	—	—	—	—	—	135,161,647	135,161,647
Other comprehensive (loss)/income	—	—	—	—	(1,679,942)	1,093,734	—	(586,208)

Total comprehensive (loss)/income for the year	—	—	—	—	(1,679,942)	1,093,734	135,161,647	134,575,439
Share-based payment	—	—	—	13,285,819	—	—	—	13,285,819
Repurchase of ordinary shares	—	—	(45,918,375)	—	—	—	—	(45,918,375)

At December 31, 2012	11,696	2,409,156,049	(62,727,907)	40,992,540	24,784,606	1,093,734	(1,425,506,335)	987,804,383

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2010 RMB	2011 RMB	2012 RMB
Operating activities
(Loss)/profit before tax from continuing operations		(1,208,794,593)	96,932,242	154,084,903
Loss before tax from discontinued operations		(27,065,324)	—	—

(Loss)/profit before tax		(1,235,859,917)	96,932,242	154,084,903

Non-cash adjustments to reconcile (loss)/profit before tax to net cash flows:
Depreciation of property, plant and equipment	9	7,591,275	10,626,979	19,415,439
Amortization of intangible assets	10	1,951,964	2,831,004	11,902,559
Loss on disposal of property, plant and equipment	6	74,556	33,683	1,388,379
Share-based payment	19	7,509,698	18,717,176	13,285,819
Provision for bad debts		634,839	2,086,570	10,023,510
Interest income		(618,258)	(3,963,484)	(5,534,742)
Interest expense		992,650	1,238,314	3,771,809
Share of losses of an associate and a jointly controlled entity	4	—	77,292	4,109
Unrealized exchange gains	6.2	(5,317,384)	(24,059,008)	(4,484,641)
Finance costs on convertible preference shares		9,354,999	—	—
Changes in fair value of derivative component of convertible preference shares		1,270,701,904	—	—
Changes in fair value of financial assets		—	—	267,297
Fair value adjustment of a contingent consideration		—	—	1,870,000
Changes in working capital:
Trade receivables		(82,633,055)	(211,278,085)	(59,099,136)
Bills receivables		(42,304,278)	(15,169,786)	5,771,153
Prepayments and other receivables		(24,370,013)	(915,728)	(35,845,164)
Due from related parties		2,586,619	2,728,329	4,981,020
Inventories		—	—	(42,572)
Other current assets		(879,182)	1,530,203	1,274,340
Other non-current assets		(971,329)	551,269	420,060
Trade payables		58,939,120	(737,088)	(66,272,727)
Other payables and accruals		49,755,483	33,328,538	71,526,121
Deferred revenue		(2,095,987)	—	—
Due to related parties		(176,581)	(4,684,755)	(374,996)

		14,867,123	(90,126,335)	128,332,540
Interest received		618,258	3,963,484	5,534,742
Income tax paid		(975,595)	(527,396)	(5,504,973)

Net cash flows from/(used in) operating activities		14,509,786	(86,690,247)	128,362,309

Investing activities
Proceeds from sale of property, plant and equipment		164,000	33,000	4,943,299
Purchases of property, plant and equipment	9	(17,616,900)	(17,113,138)	(57,071,099)
Purchases of intangible assets	10	(502,555)	(9,079,916)	(9,201,739)
Investment in an associate and a jointly controlled entity	4	—	(490,000)	(3,000,000)
Purchase of available-for-sale investments	20.3	—	—	(18,973,656)
Acquisition of a subsidiary, net of cash acquired	3	—	(44,886,367)	—

Net cash flows used in investing activities		(17,955,455)	(71,536,421)	(83,303,195)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2010 RMB	2011 RMB	2012 RMB
Financing activities
Distribution to shareholders	8	(8,135,379)	—	—
Contribution from non-controlling interest		665,000	—	—
Proceeds from interest-bearing borrowing		20,000,000	—	—
Repayment of interest-bearing borrowing		—	(20,000,000)	—
Interest expense paid		(992,650)	(1,154,160)	(2,761,963)
Exercise of options		409,602	1,845,117	—
Proceeds from issuance of ordinary shares, net of issuance costs		644,329,940	—	—
Payment of offering expenses		—	(3,291,354)	—
Repurchase of ordinary shares		—	(16,517,415)	(46,210,492)

Net cash flows from/(used in) financing activities		656,276,513	(39,117,812)	(48,972,455)

Net increase/(decrease) in cash and cash equivalents		652,830,844	(197,344,480)	(3,913,341)
Net foreign exchange difference		(285,719)	(4,418,810)	2,921,749
Cash and cash equivalents at beginning of the year		150,595,315	803,140,440	601,377,150

Cash and cash equivalents at end of the year		803,140,440	601,377,150	600,385,558

Supplemental disclosure of non-cash activities:

Repurchase of ordinary shares		—	292,117	—
Purchase consideration for acquisition of Beijing Bitcar Interactive Information Technology Company Limited (“Bitcar”) due to related parties	3	—	15,120,154	2,879,846
Settlement of due from Bitcar as part of the acquisition of Bitcar		—	11,319,822	—
Purchases of property, plant and equipment		1,900,319	193,300	1,586,668
Exchange of advertising services for motor vehicles		—	—	10,783,847
Purchases of intangible assets		—	3,425,000	—
Conversion of convertible preference shares	20.1	1,718,461,507	—	—
Offering expenses accrued for in other payables and accruals		3,291,431	—	—

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group is principally engaged in the provision of Internet content and marketing services in the automobile industry, including advertising services, subscription services, listing services and one-stop digital marketing services in the PRC.

As at December 31, 2012, the Company’s subsidiaries and the SPEs are as follows:

Name	Place and date of incorporation or registration and place of operations
Subsidiaries
Beijing Bitauto Internet Information Company Limited	January 20, 2006 PRC
Bitauto Hong Kong Limited	April 27, 2010 Hong Kong
SPEs
Beijing C&I Advertising Company Limited	December 30, 2002 RPC
Beijing Bitauto Information Technology Company Limited	November 30, 2005 PRC
Beijing Brainstorm Advertising Company Limited	February 10, 2006 PRC
Beijing New Line Advertising Company Limited	June 8, 2006 PRC
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007 PRC
Beijing Taoche Information Technology Company Limited (formerly known as You Jie Wei Ye (Beijing) Culture Media Company Limited)	February 2, 2008 PRC

Beijing Easy Auto Media Company Limited	March 7, 2008 PRC
Beijing You Jie Information Company Limited	July 11, 2008 PRC
Beijing Bitcar Interactive Information Technology Company Limited	October 16, 2008 PRC
Beijing BitOne Technology Company Limited	August 13, 2010 PRC
Beijing Bit EP Information Technology Company Limited	June 3, 2011 PRC

Bitauto HK’s principal activities are the provision of administrative and consulting services to BBII. BBII’s principal activities are the provision of technical and consulting services to the SPEs. All of the SPEs’ principal activities are the provision of advertising services, subscription services, listing services and one-stop digital marketing services through various forms of media, such as websites.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and its SPEs for the years ended December 31, 2010, 2011 and 2012.

Subsidiaries and SPEs are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and SPEs are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses resulting from intra-group transactions and dividends are eliminated in full.

Total comprehensive income is attributed to the non-controlling interest even if that results in a deficit balance.

A change in the ownership interest of a subsidiary or SPE, without a change of control, is accounted for as an equity transaction.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.1	Basis of preparation (continued)

Basis of consolidation (continued)

If the Company loses control over a subsidiary or SPE, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary or SPE

•	Derecognizes the carrying amount of any non-controlling interest

•	Derecognizes the cumulative translation differences recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities. Details on subsidiaries of the Company are disclosed in Note 1 – Corporate information.

In order to effectively control the SPEs, the subsidiary of the Company has entered into exclusive business cooperation agreements and supplementary agreements with the SPEs, which entitle the subsidiary of the Company to receive a majority of SPEs’ residual returns. The paid-in capital of the SPEs was funded by the Company through long-term loans to the nominees. As a security for such loans, the nominees have pledged their interests in the SPEs to the subsidiary of the Company. In addition to the aforesaid agreements, the nominees have agreed not to transfer the equity interests, or place or permit the existence of any security interest or other encumbrance that affects the Company’s rights and interests in the SPEs, without the prior written consent of the Company.

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

Based on the advice of Han Kun Law Offices, the Group’s PRC legal counsel, the corporate structure and contractual arrangements of the SPEs and BBII are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company, Bitauto HK, BBII and the SPEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the SPEs and their nominee shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC law and regulations in all material respects.

Accordingly, all SPEs are consolidated by the Company.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.2	Significant accounting estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

a.	Impairment of trade receivables

The Group recognizes a provision for bad debts associated with its trade receivables in accordance with the accounting policy stated in Note 2.3. The Group has made judgments based on the age of the trade receivables and the customer specific credit risk in relation to the impairment of the trade receivable balances, which include the incurrence of losses, and amounts expected to be recovered in respect of any impaired trade receivables. As of December 31, 2011 and 2012, the provision for bad debts amounted to RMB3,430,109, and RMB13,453,619, respectively.

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

Further details are set out in Note 12.

c.	Share-based payment

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.2	Significant accounting estimates and assumptions (continued)

d.	Deferred tax assets

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

e.	Fair values of other financial assets

As the fair values of financial assets at fair value through profit or loss and available-for-sale investments recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques.

The major inputs to the valuations model for the assessment of the fair values of other financial assets are the enterprise valuation, expected volatility of the enterprise share value and the discount rate. The enterprise valuation is assessed based on the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. The assumptions and models used are further disclosed in Note 20.3.

f.	Property, plant and equipment and intangible assets - estimated useful lives and residual values

The Group determines the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for its property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that the Group intends to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

g.	Fair value measurement of contingent consideration

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

As part of the identification and measurement of assets and liabilities in the acquisition of Bitcar, the Group identified an element of contingent consideration with a fair value of RMB15,036,000 at the acquisition date, remeasured to RMB18,000,000 as at December 31, 2012 (2011: RMB15,120,154), which is classified as due to related parties (see Notes 3 and 23).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

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

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit and loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the Group’s net identifiable assets acquired and liabilities assumed. If the aggregate consideration is lower than the fair value of the net assets acquired, the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGU”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed in this circumstance is measured based on the relative values of the disposed operation and the portion of the CGU retained.

When the initial accounting for a business combination is determined provisionally, any adjustments to the provisional values allocated to the identifiable assets and liabilities (and contingent liabilities, if relevant) are made within the measurement period, a period of no more than one year from the acquisition date.

When the initial allocation of goodwill to a CGU was determined provisionally, any adjustments to the provisional values allocated to the CGU are made before the end of the first annual period beginning after the acquisition date.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Investments in an associate and a jointly controlled entity

The Group’s investments in its associate and jointly controlled entity are accounted for using the equity method. An associate is an entity in which the Group has significant influence. A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the entity.

Under the equity method, the investments in the associate and the jointly controlled entity are carried at cost plus post acquisition changes in the Group’s share of net assets of the associate and the jointly controlled entity. Goodwill relating to the associate and the jointly controlled entity is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group’s share of profit or loss, and other comprehensive income of the associate and the jointly controlled entity. Unrealized gains and losses resulting from transactions between the Group and the associate and the jointly controlled entity are eliminated to the extent of the interest in the associate and the jointly controlled entity.

The Group’s share of profit or loss of an associate and a jointly controlled entity is the profit or loss attributable to equity holders of the associate and the jointly controlled entity and, therefore, is profit or loss after tax and non-controlling interests in the subsidiaries of the associate and the jointly controlled entity.

The financial statements of the associate and the jointly controlled entity are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investments in its associate and jointly controlled entity. The Group determines at each reporting date whether there is any objective evidence that the investments in the associate and the jointly controlled entity are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and the jointly controlled entity and its carrying value and recognizes the amount in the share of losses of an associate and a jointly controlled entity in the consolidated statements of comprehensive income.

Upon loss of significant influence or joint control over the associate or the jointly controlled entity respectively, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate and the jointly controlled entity upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Foreign currencies (continued)

Transactions in foreign currencies are initially recorded by the entities within the Group at their respective functional currency spot rates at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency spot rates of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

The assets and liabilities of entities that have a functional currency that is different from the presentation currency are translated into the RMB at the rates of exchange prevailing at the reporting date and their statements of comprehensive income are translated at exchange rates prevailing at the date of the transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the component of other comprehensive income relating to that particular entity is recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statements of comprehensive income in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalized as an additional cost of that asset or as a replacement.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Estimated useful life
Computers and servers	3 – 5 years
Motor vehicles	5 years
Furniture and fixtures	5 years
Leasehold improvements	over the shorter of the remaining lease terms or the estimated useful lives of the assets

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statements of comprehensive income when the asset is derecognized.

The assets’ residual values, useful lives and methods of depreciation are reviewed at least at each financial year end, and adjusted prospectively, if appropriate.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in profit and loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

	Estimated useful life	Internally generated or acquired
Purchased software	5 – 10 years	Acquired
Digital Sales Assistant system (Note 3)	10 years	Acquired
Trade name and lifetime membership	Indefinite	Acquired
Domain names	10 years	Acquired
Contract backlog	2 years	Acquired
Others	5 years	Acquired

Intangible assets with finite lives are amortized over the useful economic life on straight line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in profit or loss in the expense category consistent with the function of the intangible asset.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Impairment of non-financial assets other than goodwill and intangible assets with indefinite lives

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

Impairment is determined for goodwill and intangible assets with indefinite lives by assessing the recoverable amount of the CGU, to which the goodwill and intangible assets with indefinite lives relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversed in future periods.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

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

Following initial recognition of the development expenditure as an asset, requiring the asset will be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

Borrowing costs

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. All borrowing costs are expensed in the period they are incurred unless they relate to eligible assets, in which case they are capitalized.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using the specific identification method. The cost comprises purchase cost and any other direct costs. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand and cash equivalents with an original maturity of three months or less.

For the purpose of the consolidated statements of cash flow, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Initial recognition and subsequent measurement of financial assets

The Group’s financial assets include cash and cash equivalents, trade receivables, bills receivables, financial assets at fair value through profit or loss and available-for-sale investments. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in profit or loss. Regular purchases and sales of financial assets are recognized on the trade-date, the date on which the Group commits to purchase or sell the asset.

The subsequent measurement of financial assets depends on their classification as follows:

Loans and receivables

Trade and bills receivables, categorized as loans and receivables, are subsequently measured at amortized cost, to the extent that the effect of discounting is material, using the effective interest rate method, less provision for impairment.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. When a trade and bills receivable is uncollectible, it is written-off against the allowance account for trade and bills receivables. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives such as the warrant associated with the financial assets discussed in Note 20.3 are measured at fair value with changes in fair value recognized in profit or loss. Dividend or interest income, if any, from financial assets at fair value through profit or loss is recognized in profit or loss as part of other income when the Group’s right to receive payments is established.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Initial recognition and subsequent measurement of financial assets (continued)

Available-for-sale investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale financial instrument reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale financial instrument reserve to profit or loss. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

For available-for-sale financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from other comprehensive income and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

Initial recognition and subsequent measurement of financial liabilities

The Group’s financial liabilities mainly include trade and other payables. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

The subsequent measurement of financial liabilities depends on their classification as follows:

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Derecognition of financial assets and liabilities

Financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	the rights to receive cash flows from the asset have expired;

•	the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a “pass through” arrangement; or

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

Employee Benefits - PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the plan were RMB25,758,701, RMB34,794,604 and RMB53,876,162 for the years ended December 31, 2010, 2011 and 2012, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Share-based compensation transactions (continued)

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

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Revenue recognition

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied: (i) the amount of revenue can be measured reliably; (ii) it is probable that the economic benefits associated with the transaction will flow to the Group; (iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and (iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

The Group enters into transactions that may include website design, set-up, and maintenance services, and customer relationship management services on mobile internet enabled sales tools. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The Group determines the fair value of each component based on the selling price of the component if sold separately by the Group. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following specific recognition criteria must also be met before revenue is recognized:

(a)	Advertising services

(i)	Advertising activities

Revenue from advertising activities is recognized when the advertisements are published over the stated display period in the case of websites or for the first time in the case of television, radio, newspapers and magazines and when the collectability is reasonably assured. The Group also organizes promotional activities to assist customers to promote their products. The Group recognizes revenue from organizing promotional activities when the services have been rendered, and the collectability is reasonably assured. Additionally, the Group provides website design, setup and maintenance services, which is generally completed within a year. Revenue from development services is recognized when the services have been rendered, which is once the design and setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period. Revenues from advertising activities are reported at a gross amount.

(ii)	Dealer subscription and listing services

The Group provides advertisement services to new and used car dealers. The Group makes available throughout the subscription or listing period a proprietary platform linked to its website or media vendors’ websites where auto dealers can publish information such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Additionally, the Group provides customer relationship management services on mobile internet enabled sales tools to auto dealers. The revenue is recognized when the services have been rendered and the collectability is reasonably assured. Revenues from dealer subscription and listing services are reported at a gross amount.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Revenue recognition (continued)

(b)	Advertising agent services

Advertising agent service revenues are primarily derived from fees received for assisting customers in placing advertisements on media vendor websites and radio. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period in the case of websites or for the first time in the case of radio, and when the collectability is reasonably assured. The Group also receives performance–based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. Revenue is recognized when the amounts of these performance-based rebates are probable and reasonably estimable. Revenues from advertising agent services are reported at a net amount.

Taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Group operates and generates taxable income.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Taxes (continued)

Deferred tax (continued)

Deferred tax assets are recognized for all deductible temporary differences, carry- forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in jointly controlled entities, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

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

Income tax relating to item recognized outside profit or loss is recognized outside profit or loss. Income tax relating to an item accounted for directly in equity is recognized directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

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

Comparative information for prior periods is re-presented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

The classification, measurement and presentation requirements above are also applied to non-current assets that are held for distribution, or distributed to shareholders acting in their capacity as shareholders.

Related parties

A party is considered to be related to the Group if:

(a) the party is a person or a close member of that person’s family and that person

(i)	has control, or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b) the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by the Group

IAS 12, Income Taxes (Amendment) – Deferred Taxes: Recovery of Underlying Assets. The amendment clarified the determination of deferred tax on investment property measured at fair value. The amendment introduces a rebuttable presumption that deferred tax on investment property measured using the fair value model in IAS 40 should be determined on the basis that its carrying amount will be recovered through sale. Furthermore, it introduces the requirement that deferred tax on non-depreciable assets that are measured using the revaluation model in IAS 16 always be measured on a sale basis of the asset. The amendment was effective for annual periods beginning on or after January 1, 2012 and had no effect on the Group’s financial position, performance or its disclosures.

IFRS 7, Financial Instruments: Disclosures – Enhanced Derecognition Disclosure Requirements. The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the users to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment is effective for annual periods beginning on or after July 1, 2011. The Group does not have any assets with these characteristics so there was no effect on the Group’s financial statements.

New Standards, Amendments and Interpretations to Existing Standards not yet adopted by the Group

Effective for the 2013 financial year

IAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income (“OCI”). The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment becomes effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and therefore, has no impact on the Group’s financial position or performance.

IAS 19, Employee Benefits (Revised). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism for recognizing actuarial gains and losses on defined benefit pension plans and the concept of expected returns on plan assets to simple clarifications and re-wording. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on the Group’s financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet adopted by the Group (continued)

Effective for the 2013 financial year (continued)

IFRS 7, Disclosures - Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g. collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on the Group’s financial statements. These amendments will become effective for annual periods beginning on or after January 1, 2013.

IFRS 10, Consolidated Financial Statements; IAS 27, Separate Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also replaces SIC-12 Consolidation – Special Purpose Entities.

IFRS 10 establishes a single control model that applies to all entities including special purpose entities (now termed “structured entities”). The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on the Group’s financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 11, Joint Arrangements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on the Group’s financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

IFRS 12, Disclosure of Involvement with Other Entities. IFRS 12 includes the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on the Group’s financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet adopted by the Group (continued)

Effective for the 2013 financial year (continued)

Amendments to IFRS 10, IFRS 12 and IAS 27 (2011) – Investment Entities. The amendments to IFRS 10 were issued in December 2012. The amendments apply to a particular class of business that qualifies as an investment entity. The term “investment entity” refers to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendments also set out disclosure requirements for investment entities. The Group expects that these amendments will not have any financial impact on the Group as it is not an investment entity as defined in IFRS 10.

Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance. The amendments were issued in July 2012 which provides additional transition relief in IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The amendments will not have any financial impact on the Group.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Management is finalizing its analysis of this new standard and our preliminary assessment is that it is not expected to have a material impact on the Group’s financial statements. This standard becomes effective for annual periods beginning on or after January 1, 2013.

Effective for the 2014 financial year

IAS 32, Offsetting Financial Assets and Financial Liabilities — Amendments to IAS 32. These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. These amendments are not expected to impact the Group’s financial position or performance and become effective for annual periods beginning on or after January 1, 2014.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet adopted by the Group (continued)

Effective for the 2015 financial year

IFRS 9, Financial Instruments: Classification and Measurement. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The Group is currently assessing the impact that this standard will have on the financial position and performance.

Annual improvements May 2012

These improvements will not have an impact on the Group, but include:

IFRS 1, First-time Adoption of International Financial Reporting Standards. This improvement clarifies that an entity that ceased applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never ceased applying IFRS.

IAS 1, Presentation of Financial Statements. This improvement clarifies the difference between voluntary additional comparative information and the minimum required comparative information. Generally, the minimum required comparative information is the previous period.

IAS 16, Property Plant and Equipment. This improvement clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory.

IAS 32, Financial Instruments: Presentation. This improvement clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes.

IAS 34, Interim Financial Reporting. The amendment aligns the disclosure requirements for total segment assets with those for total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures.

These improvements are effective for annual periods beginning on or after January 1, 2013.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions

Acquisition of Bitcar

On November 30, 2011, the Group acquired 100% equity interest in Bitcar, a company incorporated in PRC from key management personnel of the Group (Note 23). Bitcar is a provider of mobile Internet enabled sales tools for the PRC automobile industry. The Group acquired Bitcar to integrate Bitcar’s Digital Sales Assistant system with its existing online marketing platform.

The fair values of the identifiable assets and liabilities as at the date of acquisition and the corresponding carrying values immediately before the acquisition were:

	Fair value recognized on acquisition RMB	Previous carrying value RMB
Property, plant and equipment	2,732,843	2,732,843
Deferred tax assets	3,164,169	3,164,169
Cash and cash equivalents	113,633	113,633
Trade receivables	348,600	348,600
Prepayment and other receivables	1,632,575	1,632,575
Intangible assets
Digital Sales Assistant (“DSA”) system	25,430,000	—
Contract backlog	14,163,000	—

Deferred tax liability	(9,898,250)	—
Other payables and accruals	(16,643,210)	(16,643,210)

Net assets	21,043,360	(8,651,390)

Goodwill arising on acquisition	38,992,640

Total consideration	60,036,000

From the date of acquisition to December 31, 2011, Bitcar has contributed RMB4,156,080 of revenue and RMB83,221 to the net profit before tax from continuing operations of the Group, respectively. If the combination had taken place at the beginning of 2011, revenue from continuing operations would have been RMB681,598,621 and the profit from continuing operations for the Group would have been RMB79,887,974.

The fair value and gross amount of the trade receivables amounted to RMB348,600. None of the trade receivables have been impaired and it is expected that the full contractual amounts can be collected. The DSA system which is similar to an enterprise resource management system enables automobile manufacturers and dealers to manage their products, services and customer needs on mobile Internet enabled sales tools. The contract backlog comprises of outstanding unfulfilled revenue contracts of Bitcar. As of December 31, 2012, the remaining amortization period for the DSA system and the contract backlog is approximately nine years and one year, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions (continued)

Acquisition of Bitcar (continued)

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

As at the acquisition date, the fair value of the contingent consideration was estimated to be RMB15,036,000 according to the key performance indicators of Bitcar at that time. During the year ended December 31, 2012, the actual revenues exceeded the revenues estimates as of the acquisition date. Accordingly, the contingent consideration has been adjusted to reflect this development and a charge of RMB1,870,000 has been recognized through profit or loss.

Consideration at acquisition date:

RMB
Closing payment	45,000,000
Contingent consideration	15,036,000

Total consideration	60,036,000

Cash flows associated with this acquisition:

	2011 RMB	2012 RMB
Cash acquired	113,633	—
Cash paid	(45,000,000)	—

4.	Investments in an associate and a jointly controlled entity

On May 24, 2011, the Group acquired a 49% interest in Beijing Xinchuang Interactive Advertising Company Limited (“BXIA”), whose principal activities were intended to be the provision of advertising services, for RMB490,000. BXIA is in the start-up phase with no material operations, and is a private entity that is not listed on any public exchange. The Group’s investment in BXIA was accounted for under the equity method.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

4.	Investments in an associate and a jointly controlled entity (continued)

The following table illustrates the summarized financial information of the Group’s investment in BXIA:

	2011 RMB	2012 RMB
Share of the associate’s statement of financial position:
Current assets	413,090	488,437
Non-current assets	—	—
Current liabilities	(382)	—
Non-current liabilities	—	—

Equity	412,708	488,437

Share of the associate’s revenue and loss:
Revenue	—	104,701

Loss	(77,292)	(28,972)

Carrying amount of the investment	412,708	488,437

On October 31, 2012, the Group acquired a 20% interest in Target Net (Beijing) Technology Company Limited (“TNBT”), a jointly controlled entity involved in the provision of advertising services, for RMB3,000,000. TNBT is a private entity that is not listed on any public exchange. The Group’s investment in TNBT was accounted for under the equity method.

The following table illustrates the summarized financial information of the Group’s investment in TNBT:

2012 RMB
Share of the jointly controlled entity’s statement of financial position:
Current assets	3,561,806
Non-current assets	1,843,231
Current liabilities	(2,142,442)
Non-current liabilities	(342,433)

Equity	2,920,162

Share of the jointly controlled entity’s revenue and loss:
Revenue	1,174,293

Loss	(288,171)

Carrying amount of the investment	2,920,162

As at December 31, 2012, there was no material contingent liabilities relating to the Group’s interest in its associate and jointly controlled entity, and the associate and the jointly controlled entity themselves. As at December 31, 2012, the Group also had no capital commitments in relation to its interest in its associate and jointly controlled entity, and the associate and the jointly controlled entity themselves.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

5.	Revenue

	2010 RMB	2011 RMB	2012 RMB
Advertising activities	255,676,275	403,017,024	608,861,223

Dealer subscription and listing services	91,686,816	166,677,760	363,464,468

Advertising agent services	110,741,951	100,259,532	84,580,289

	458,105,042	669,954,316	1,056,905,980

6.	(Loss)/profit before tax

6.1 Selling and administrative expenses

	2010 RMB	2011 RMB	2012 RMB
Salaries and benefits	83,462,731	128,185,220	201,587,270
Depreciation and amortization	6,322,278	12,167,384	18,027,258
Operating lease expenses	17,477,838	18,312,089	28,953,931
Share based payment	7,509,698	18,717,176	13,285,819
Office expenses	18,987,923	29,925,094	38,974,820
Provision for bad debts	634,839	2,086,570	10,023,510
Marketing expenses	73,157,210	129,679,881	235,380,893
Others	4,449,658	8,660,640	11,121,913

	212,002,175	347,734,054	557,355,414

6.2 Other income

	2010 RMB	2011 RMB	2012 RMB
Unrealized exchange gains	5,317,384	24,059,008	4,484,641
Gain on disposal of property, plant and equipment	—	—	302,603
Others	40,817	781,670	1,792,715

	5,358,201	24,840,678	6,579,959

Unrealized exchange gains represent foreign exchange differences from monetary assets and liabilities denominated in foreign currencies translated at the functional currency spot rates of exchange ruling at the reporting date. The unrealized exchange gain above is as a result from the appreciation of the RMB against the US$.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

6.	(Loss)/profit before tax (continued)

6.3 Other expenses

	2010 RMB	2011 RMB	2012 RMB
Loss on disposal of property, plant and equipment	74,556	33,683	1,690,982
Change in the contingent consideration	—	—	1,870,000
Others	1,271,197	2,337,733	3,718,133

	1,345,753	2,371,416	7,279,115

7.	Income tax expense

The major components of income tax expense for the years ended December 31, 2010, 2011 and 2012 are:

	2010 RMB	2011 RMB	2012 RMB
Current income tax
Current income tax charge	14,228,153	14,970,011	22,994,629

Deferred income tax
Relating to operating loss	(1,209,416)	(846,296)	1,023,600
Relating to origination and reversal of temporary differences	166,758	(4,365,275)	(5,094,973)

Income tax expense reported in the consolidated statements of comprehensive income	13,185,495	9,758,440	18,923,256

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

A reconciliation between income tax expense and the product of the accounting (loss)/profit multiplied by the PRC tax rate for the years ended December 31, 2010, 2011, and 2012 is as follows:

	2010 RMB	2011 RMB	2012 RMB
(Loss)/profit before tax from continuing operations	(1,208,794,593)	96,932,242	154,084,903

Loss before tax from discontinued operations	(27,065,324)	—	—

Accounting (loss)/profit before income tax	(1,235,859,917)	96,932,242	154,084,903

Tax at statutory tax rate of 25%	(308,964,979)	24,233,061	38,521,226
Tax holiday or lower tax rates for certain entities comprising the Group	(11,970,126)	(18,438,869)	(31,725,957)
Effect of differing tax rates in different jurisdictions	320,967,060	3,564,632	4,718,669
Utilization of previously unrecognized tax losses	(5,638,100)	(1,681,597)	(219,669)
Non-taxable income	(1,111,720)	(5,003,525)	(1,580,152)
Non-deductible expenses	36,900,930	8,116,292	9,045,182

Research and development expense additional deduction	—	—	(864,507)
Adjustment to current income tax of prior years	—	(2,944,739)	—
Effect on deferred tax of changes in tax rates	—	(441,614)	—
Unrecognized tax losses	6,786,509	1,642,869	1,026,437
Others	460,425	711,930	2,027

	37,429,999	9,758,440	18,923,256

Income tax expense reported in the consolidated statements of comprehensive income	13,185,495	9,758,440	18,923,256
Income tax attributable to a discontinued operation	24,244,504	—	—

	37,429,999	9,758,440	18,923,256

Effective income tax rate	(3.0%)	10.1%	12.3%

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

Deferred tax

Deferred tax at December 31, 2011 and 2012, relates to the following:

	Consolidated statements of financial position		Consolidated statements of comprehensive income
	2011 RMB	2012 RMB	2011 RMB	2012 RMB
Deferred tax assets
Amortization of intangible assets	247,209	387,574	140,979	140,365
Provision for bad debts	—	—	(650,000)	—
Tax losses available for offset against future taxable income	5,950,805	4,927,205	846,296	(1,023,600)
Accrued wages and salaries	4,673,786	7,222,269	4,673,786	2,548,483

	10,871,800	12,537,048	5,011,061	1,665,248

Deferred tax liabilities
Intangible assets acquired in a business combination	(9,697,740)	(7,291,615)	200,510	2,406,125

	(9,697,740)	(7,291,615)	200,510	2,406,125

Deferred tax expense			5,211,571	4,071,373

Deferred tax assets, net	1,174,060	5,245,433

Reconciliation of deferred tax assets, net

	2011 RMB	2012 RMB
Opening balance as of January 1	2,696,570	1,174,060
Tax expense recognized in profit or loss during the period	5,211,571	4,071,373
Deferred taxes, net acquired in a business combination	(6,734,081)	—

Closing balance as at December 31	1,174,060	5,245,433

At December 31, 2012, the Group had RMB43,830,447 (2011: RMB44,697,774; 2010: RMB28,810,825) of tax losses carry forwards that would be available to offset against future taxable profit. A deferred tax asset has been recognized in respect of RMB19,708,821 of tax losses carry forward in 2012 (2011: RMB23,803,221; 2010: RMB7,761,360). The recognition of these deferred tax assets are supported by forecast of future taxable profits. No deferred tax asset has been recognized in respect of RMB24,121,626 of tax losses carry forward in 2012 (2011: RMB20,894,553; 2010: RMB21,049,465) as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in SPEs that have been loss-making for some time. These SPEs have no taxable temporary differences or any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. The tax losses would expire five years after the losses were incurred.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

Deferred tax (continued)

At December 31, 2012, the Group had RMB5,919,034 (2011: RMB16,606,310; 2010: RMB3,565,731) of other temporary differences. Deferred tax liabilities or assets have been recognized in 2012 for RMB5,919,034 of these temporary differences (2011: RMB16,606,310; 2010: RMB3,565,731). Deferred tax liabilities or assets were fully recognized in respect of the other temporary differences in 2011 and 2012. These other temporary differences do not have a fixed expiry date.

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries and SPEs as of December 31, 2011 and 2012 on the basis of its intent to reinvest the earnings. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and SPEs. The Group also did not provide for deferred taxes on its interests in its associate and jointly controlled entity as distributions are not taxable. The Company also does not intend to sell its interests in its associate and jointly controlled entity. Also, management considered that it is probable that the temporary differences will not reverse in the foreseeable future. The undistributed earnings amounted to RMB61,437,870 and RMB206,626,354 as of December 31, 2011 and 2012, respectively. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

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

101,962,387

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

8.	Discontinued operations (continued)

The distributed entities are considered to be discontinued operations. The results of the distributed entities are as follows:

2010 RMB
Revenue	32,895,720
Cost of revenue	(31,578,680)

Gross profit	1,317,040
Expenses	(28,709,417)
Other income	327,053

Loss before tax from discontinued operations	(27,065,324)
Income tax expense	(24,244,504)

Loss for the year from the discontinued operations	(51,309,828)

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

The cash flows of the discontinued operations for the years ended December 31, 2010 was as follows:

2010 RMB
Operating activities	(20,577,156)
Investing activities	—
Financing activities	—

Net cash outflows	(20,577,156)

Loss per share:

2010 RMB
Basic, attributable to ordinary shareholders	(1.55)
Diluted, attributable to ordinary shareholders	(1.55)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

9.	Property, plant and equipment

	Computers and servers RMB	Motor vehicles RMB	Furniture and fixtures RMB	Leasehold improvements RMB	Total RMB
Cost:
At January 1, 2011	25,147,428	5,291,176	1,108,101	10,143,906	41,690,611
Additions	14,330,553	1,660,272	54,396	7,122	16,052,343
Acquisition of a subsidiary (Note 3)	2,495,784	—	12,954	224,105	2,732,843
Disposals	(85,475)	(116,700)	—	—	(202,175)

At December 31, 2011	41,888,290	6,834,748	1,175,451	10,375,133	60,273,622
Additions	17,463,961	38,696,192	140,164	12,521,180	68,821,497
Disposals	(664,750)	(7,590,548)	(6,250)	—	(8,261,548)

At December 31, 2012	58,687,501	37,940,392	1,309,365	22,896,313	120,833,571

Accumulated depreciation:
At January 1, 2011	10,704,569	2,347,576	240,549	1,521,586	14,814,280
Charge for the year	7,274,782	1,092,536	223,897	2,035,764	10,626,979
Disposals	(71,307)	(64,185)	—	—	(135,492)

At December 31, 2011	17,908,044	3,375,927	464,446	3,557,350	25,305,767
Charge for the year	10,710,528	4,714,801	249,269	3,740,841	19,415,439
Disposals	(634,743)	(1,292,315)	(2,812)	—	(1,929,870)

At December 31, 2012	27,983,829	6,798,413	710,903	7,298,191	42,791,336

Net book value:
At December 31, 2012	30,703,672	31,141,979	598,462	15,598,122	78,042,235

At December 31, 2011	23,980,246	3,458,821	711,005	6,817,783	34,967,855

As of December 31, 2012 and 2011, the gross carrying amount of fully depreciated property, plant and equipment that were still in use were RMB6,762,780 and RMB4,641,458, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

10.	Intangible assets

	Purchased software RMB	Digital Sales Assistant system RMB	Trade name and lifetime membership RMB	Domain names RMB	Contract backlog RMB	Others RMB	Total RMB
Cost:
At January 1, 2011	7,211,085	—	2,561,525	—	—	—	9,772,610
Additions	4,511,380	—	3,202,000	4,787,636	—	3,900	12,504,916

Acquisition of a subsidiary (Note 3)	—	25,430,000	—	—	14,163,000	—	39,593,000

At December 31, 2011	11,722,465	25,430,000	5,763,525	4,787,636	14,163,000	3,900	61,870,526
Additions	928,396	—	2,273,200	555,143	—	—	3,756,739

At December 31, 2012	12,650,861	25,430,000	8,036,725	5,342,779	14,163,000	3,900	65,627,265

Amortization:
At January 1, 2011	2,584,168	—	—	—	—	—	2,584,168
Amortization	1,784,652	211,917	—	244,297	590,125	13	2,831,004

At December 31, 2011	4,368,820	211,917	—	244,297	590,125	13	5,415,172
Amortization	1,753,440	2,543,000	—	524,541	7,081,500	78	11,902,559

At December 31, 2012	6,122,260	2,754,917	—	768,838	7,671,625	91	17,317,731

Net book value:
At December 31, 2012	6,528,601	22,675,083	8,036,725	4,573,941	6,491,375	3,809	48,309,534

At December 31, 2011	7,353,645	25,218,083	5,763,525	4,543,339	13,572,875	3,887	56,455,354

As of December 31, 2012 and 2011, the gross carrying amount of fully amortized intangible assets that were still in use were RMB2,048,576 and RMB213,709, respectively.

The addition in purchased software in 2011 was mainly related to Microsoft software to improve the enterprise resource process. The addition in trade name and domain names in 2011 was mainly due to the purchase consideration paid to third parties to acquire the “易车; EARS” trade name, and “yiche.com” and “taoche.com” domain names, respectively. The additions in 2012 were mainly related to the lifetime golf club membership.

Management determined the trade name and lifetime membership would have an indefinite useful life as the assets may be used indefinitely without significant costs of renewal.

There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2011 and 2012. Refer to Note 12 for further discussion on the impairment testing of indefinite lived intangible assets.

11.	Goodwill

RMB
At January 1, 2011	—
Acquisition of Bitcar (Note 3)	38,992,640

At December 31, 2011	38,992,640

At December 31, 2012	38,992,640

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

12.	Impairment testing of goodwill and intangible assets with indefinite lives

Goodwill has been allocated to the following CGUs, which are separate entities, respectively, for impairment testing.

•	Beijing Bitcar Interactive Information Technology Company Limited (“Bitcar”)

•	Beijing Bit EP Information Technology Company Limited (“EP”)

The allocation of goodwill associated with the acquisition of Bitcar to the Bitcar CGU as of acquisition date (November 30, 2011) was made on a provisional basis. As of December 31, 2012, the goodwill allocation was finalized and the goodwill was allocated to the Bitcar CGU and the EP CGU, respectively, which were the CGUs that were expected to benefit from the synergies of the acquisition of Bitcar.

Intangible assets with indefinite lives are mainly lifetime memberships and trade names. They do not generate cash inflows independently of other assets or groups of assets and their carrying amount cannot be allocated on a reasonable and consistent basis to the individual cash-generating units under review. The lifetime memberships and trade names qualify as corporate assets and are allocated to the Group for impairment testing.

	December 31, 2011
	Corporate assets RMB	Bitcar RMB	Total RMB
Goodwill	—	38,992,640	38,992,640
Lifetime membership	1,641,480	—	1,641,480
Trade name with indefinite useful lives	4,122,045	—	4,122,045

	December 31, 2012
	Corporate assets RMB	Bitcar RMB	EP RMB	Total RMB
Goodwill	—	23,395,584	15,597,056	38,992,640
Lifetime membership	3,866,480	—	—	3,866,480
Trade name with indefinite useful lives	4,170,245	—	—	4,170,245

The Group performed annual impairment tests as at December 31, 2011 and 2012 to assess the cash-generating units’ respective recoverable amounts. Management concluded that there was no impairment as the recoverable amounts of the cash generating units exceeded their carrying amounts.

The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rates applied to the cash flow projections ranged from 20% to 22% and cash flows beyond the five-year period are extrapolated using growth rates of 3%.

Key assumptions were used in the value in use calculation of each CGU as of December 31, 2011 and 2012. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

Discount rates – The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

13.	Trade receivables

	2011 RMB	2012 RMB
Trade receivables	437,213,026	485,528,315
Less: Provision for bad debts	(3,430,109)	(13,453,619)

	433,782,917	472,074,696

Trade receivables are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 180 days for certain qualifying long term customers who have met specific credit requirements.

For the advertising agent services the Group provides, the Group acts as an agent in placing automaker customers’ advertisements on the websites of media vendors in the PRC. The Group receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. For the advertising services the Group provides, the Group acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. For the advertising agent services and advertising services provided, the Group enters into publishing schedule agreements with its automaker and automobile dealer customers; and related advertising agreements with media vendors who are then obligated to place the advertisements according to the Group’s customers’ publishing schedule agreements. Therefore, the Group records trade receivables from its customers and accounts payable to media vendors on a gross basis. Gross billings include the gross value of advertisements placed by the Group’s customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2012 was RMB1,552,873,929 (2011: RMB1,173,048,585).

As at December 31, 2012, trade receivables at initial value of RMB13,453,619 (2011: RMB3,430,109) were impaired and fully provided for. Movements in the provision for individually impaired trade receivables were as follows:

Individually impaired RMB
At January 1, 2011	1,243,539
Charge for the year	2,186,570

At December 31, 2011	3,430,109
Charge for the year	10,023,510

At December 31, 2012	13,453,619

As at December 31, the ageing analysis of trade receivables was as follows:

			Past due but not impaired
	Total RMB	Neither past due nor impaired RMB	<90 days RMB	90-180 days RMB	>180 days RMB
2012	472,074,696	146,165,430	146,307,102	87,378,166	92,223,998
2011	433,782,917	138,699,737	127,367,764	96,168,612	71,546,804

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

14.	Bills receivables

	2011 RMB	2012 RMB
Bills receivables	74,539,413	68,768,260

Bills receivables represent short-term notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

15.	Prepayments and other receivables

	2011 RMB	2012 RMB
Advances to suppliers	7,628,629	13,528,345
Prepaid expenses	12,291,586	21,824,857
Deposits	5,389,008	16,671,406
Staff advances	11,269,078	7,949,168
Tax refund receivable	—	14,981,180
Others	456,345	371,671

	37,034,646	75,326,627

Prepayments and other receivables are unsecured, interest-free and have no fixed terms of repayment.

16.	Cash and cash equivalents

	2011 RMB	2012 RMB
Cash at bank and on hand	601,377,150	600,385,558

Cash at bank earns interest at floating rates based on daily bank deposit rates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

17.	Issued capital, share premium and treasury shares

Authorized shares	2011	2012
Ordinary shares of US$0.00004 each	1,227,852,525.0	1,227,852,525.0

Ordinary shares issued and fully paid	Number of shares	RMB
At January 1, 2010	12,343,050.0	3,905

Options exercised on May 5, 2010	150,000.0	41

Issuance of ordinary shares on November 17, 2010 to public	9,000,000.0	2,394

Automatic conversion of convertible preference shares to ordinary shares upon completion of the IPO	19,760,340.0	5,255

At December 31, 2010	41,253,390.0	11,595

Options exercised on January 17, 2011	87,500.0	24

Issuance of ordinary shares on August 4, 2011 in connection with the future exercise of share options	300,000.0	77

At December 31, 2011	41,640,890.0	11,696

At December 31, 2012	41,640,890.0	11,696

Share premium		RMB
At January 1, 2010		45,864,771

Options exercised on May 5, 2010		1,007,580

Issuance of ordinary shares on November 17, 2010 to public		641,036,115

Automatic conversion of convertible preference shares to ordinary shares upon completion of the IPO		1,718,456,252

At December 31, 2010		2,406,364,718

Options exercised on January 17, 2011		2,791,331

At December 31, 2011		2,409,156,049

At December 31, 2012		2,409,156,049

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

17.	Issued capital, share premium and treasury shares (continued)

Treasury shares	Number of shares	RMB
At January 1, 2011	—	—

Repurchase of ordinary shares	455,006.0	16,809,532

At December 31, 2011	455,006.0	16,809,532

Repurchase of ordinary shares	1,453,174.0	45,918,375

At December 31, 2012	1,908,180.0	62,727,907

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

On August 4, 2011, the Company issued 300,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2012, nil ordinary shares out of the 300,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

On August 12, 2011, the Board of Directors approved an ordinary share repurchase program, which authorized the Company’s management to repurchase up to US$10,000,000 of the Company’s American Depositary Shares (“ADSs”) within 12 months from approval date. Each ADS represents one ordinary share of the Company. As of December 31, 2012, the Company repurchased a total of 1,908,180.0 ADSs (2011: 455,066.0 ADSs) for a total consideration of RMB62,727,907 (2011: RMB16,809,532).

In November 2012, AutoTrader Group, Inc. purchased an aggregate of 9,000,000.0 ordinary shares, or approximately 21.8% of the Group’s total outstanding shares, from certain of the Group’s pre-IPO shareholders in a private transaction. Concurrently, certain members of the Group’s senior management purchased an aggregate of 1,000,000.0 ordinary shares, or approximately 2.4% of the Group’s total outstanding shares, from another pre-IPO shareholder. The senior management team funded the purchase through a full recourse four-year term loan (“full recourse loans”) from AutoTrader Group, Inc. Management concluded that the full recourse loans do not constitute share based payment arrangements within the scope of IFRS 2 Share-based payment.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Basic and diluted earnings per share

Basic earnings per share is computed by dividing loss or profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per ordinary share is computed by dividing the loss or profit for the year attributable to ordinary shareholders for the period by the weighted average number of ordinary and potential ordinary shares outstanding during the period, if the effect of potential ordinary shares is dilutive. Potential ordinary shares include incremental shares of ordinary shares issuable upon the exercise of employee stock options and the conversion of preference securities. The Company’s potentially dilutive shares have not been included in the computation of diluted loss or profit per ordinary share for periods in which the result would be anti-dilutive.

For the year ended 31 December 2010, loss or profit attributable to ordinary shareholders is calculated using the two class method as the Company had issued shares other than ordinary shares that contractually entitled the holder of such securities to participate in dividends and earnings of the Company. Dividends are calculated for the participating security on undistributed earnings and are a reduction in the loss or profit for the year attributable to ordinary shareholders. The Company’s Series A, B, C, D-1 and D-2 preference shares were participating securities with rights to dividends when dividends were declared on ordinary shares (Note 20.1). The assumed dividends on undistributed earnings are allocated as if the entire loss or profit for the year were distributed and are based on the relationship of the weighted average number of ordinary shares outstanding and the weighted average number of ordinary shares outstanding if the preference shares were converted into ordinary shares. Upon completion of the IPO on November 17, 2010, the Series A, B, C, D-1 and D-2 convertible preference shares were automatically converted into ordinary shares (Note 20.1).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Basic and diluted earnings per share (continued)

The following reflects the (loss)/profit and share data used in the basic and diluted earnings per share computations:

	2010 RMB	2011 RMB	2012 RMB
Continuing operations
Basic (loss)/profit attributable to:
Ordinary shareholders	(587,428,206)	87,173,802	135,161,647
Series A Preference Shareholders	(129,214,184)	—	—
Series B Preference Shareholders	(184,264,225)	—	—
Series C Preference Shareholders	(156,887,122)	—	—
Series D-1 Preference Shareholders	(111,890,670)	—	—
Series D-2 Preference Shareholders	(52,295,681)	—	—

Total	(1,221,980,088)	87,173,802	135,161,647

Discontinued operations
Basic loss attributable to:
Ordinary shareholders	(24,665,574)	—	—
Series A Preference Shareholders	(5,425,585)	—	—
Series B Preference Shareholders	(7,737,087)	—	—
Series C Preference Shareholders	(6,587,547)	—	—
Series D-1 Preference Shareholders	(4,698,187)	—	—
Series D-2 Preference Shareholders	(2,195,848)	—	—

Total	(51,309,828)	—	—

Basic earnings
(Loss)/profit attributable to:
Ordinary shareholders	(612,093,780)	87,173,802	135,161,647
Series A Preference Shareholders	(134,639,769)	—	—
Series B Preference Shareholders	(192,001,312)	—	—
Series C Preference Shareholders	(163,474,669)	—	—
Series D-1 Preference Shareholders	(116,588,857)	—	—
Series D-2 Preference Shareholders	(54,491,529)	—	—

Total	(1,273,289,916)	87,173,802	135,161,647

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Basic and diluted earnings per share (continued)

	2010 RMB	2011 RMB	2012 RMB
Diluted earnings
(Loss)/profit attributable to ordinary shareholders for basic earnings	(612,093,780)	87,173,802	135,161,647

Diluted earnings attributable to ordinary shareholders	(612,093,780)	87,173,802	135,161,647

Diluted earnings from continuing operations
(Loss)/profit attributable to ordinary shareholders from continuing operations	(587,428,206)	87,173,802	135,161,647

Diluted earnings attributable to ordinary shareholders from continuing operations	(587,428,206)	87,173,802	135,161,647

	2010	2011	2012
Weighted average number of shares
Ordinary shares outstanding as of January 1,	12,343,050.0	41,253,390.0	40,885,884.0
Weighted average number of convertible preference shares automatically converted to ordinary shares	2,436,206.0	—	—
Weighted average number of ordinary shares repurchased during the year (Note 17)	—	(103,944.0)	(1,128,573.0)
Weighted average number of ordinary shares issued during the year	1,208,219.0	83,664.0	—

Weighted average number of ordinary shares outstanding for the period for basic earnings	15,987,475.0	41,233,110.0	39,757,311.0
Dilutive effect of share based compensation	—	1,175,723.0	814,050.0

Weighted average number of ordinary shares adjusted for the effect of dilution	15,987,475.0	42,408,833.0	40,571,361.0

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Basic and diluted earnings per share (continued)

2010
Weighted average number of shares
Series A preference shares issued at January 1,	4,023,810.0
Weighted average number of Series A preference shares automatically converted to ordinary shares during the year	(496,086.0)

Weighted average number of Series A preference shares	3,527,724.0

Series B preference shares issued at January 1,	5,738,102.5
Weighted average number of Series B preference shares automatically converted to ordinary shares during the year	(707,437.0)

Weighted average number of Series B preference shares	5,030,665.5

Series C preference shares issued at January 1,	4,885,562.5
Weighted average number of Series C preference shares automatically converted to ordinary shares during the year	(602,330.0)

Weighted average number of Series C preference shares	4,283,232.5

Series D-1 preference shares issued at January 1,	3,484,345
Weighted average number of Series D-1 preference shares automatically converted to ordinary shares during the year	(429,577.0)

Weighted average number of Series D-1 preference shares	3,054,768.0

Series D-2 preference shares issued at January 1,	1,628,520.0
Weighted average number of Series D-2 preference shares automatically converted to ordinary shares during the year	(200,776.0)

Weighted average number of Series D-2 preference shares	1,427,744.0

The following weighted average number of shares result from instruments that could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive or nil for the periods presented:

	2010	2011	2012
Weighted average number of shares
Equity settled share based compensation	655,383.0	564,847.0	1,521,451.0
Series A convertible preference shares	3,527,724.0	—	—
Series B convertible preference shares	5,030,665.5	—	—
Series C convertible preference shares	4,283,232.5	—	—
Series D-1 convertible preference shares	3,054,768.0	—	—
Series D-2 convertible preference shares	1,427,744.0	—	—

Total	17,979,517.0	564,847.0	1,521,451.0

There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these consolidated financial statements.

To calculate earnings per share amounts for the discontinued operations (Note 8), the weighted average number of ordinary shares for both basic and diluted amounts is as per the table above.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Share-based payments

The expenses recognized for employee services received during the years are shown in the following table:

	2010 RMB	2011 RMB	2012 RMB
Expense arising from employee stock incentive plan	7,509,698	18,717,176	13,285,819

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

On December 28, 2010, the Company granted options to purchase 278,512.5 ordinary shares under the 2006 Plan and options to purchase 589,487.5 ordinary shares under the 2010 Plan, at an exercise price of US$10.20 per share, to designated employees and consultants on that date. Pursuant to the Plans, the options have graded vesting terms, and vest in equal tranches from the grant date over three or four years, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the vesting date and there are no cash settlement alternatives.

On August 7, 2012, the Company granted options to purchase 1,100,000.0 ordinary shares under the 2010 Plan, at an exercise price of US$4.03 per share, to designated employees on that date. Pursuant to the Plans, the options have graded vesting terms, and vest in equal tranches from the grant date over four years, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the vesting date and there are no cash settlement alternatives.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Share-based payments (continued)

On May 5, 2010, options related to 150,000.0 shares that were granted under the 2006 Plan were exercised. On January 17, 2011, options related to 87,500.0 shares that were granted under the 2010 Plan were exercised. As of December 31, 2012, certain employees terminated their services with the Company and accordingly, forfeited options related to 155,000.0 shares and options related to 1,015,625.0 shares granted to them under the 2006 Plan and the 2010 Plan, respectively.

The following shares were outstanding under the Plans during the year:

	2011 Number of shares	2011 Weighted average exercise prices US$/Share	2012 Number of shares	2012 Weighted average exercise prices US$/Share
Outstanding at January 1	2,966,750.0	4.72	2,710,500.0	4.98
Granted during the year	—	—	1,100,000.0	4.03
Exercised during the year	(87,500.0)	3.20	—	—
Forfeited during the year	(168,750.0)	1.35	(103,125.0)	4.73

Outstanding at December 31	2,710,500.0	4.98	3,707,375.0	4.71

Exercisable at December 31	1,101,619.0	3.52	1,720,746.0	4.30

The weighted average remaining contractual life for the options outstanding as at December 31, 2012 was 7.68 years (2011: 7.88 years, 2010: 8.78 years).

The fair value of services received in return for options granted is measured by reference to the fair value of options granted. The estimate of the fair values of the options granted on February 8, 2010, December 28, 2010 and August 7, 2012 is measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the Plans on the date of grant:

	February 8, 2010		December 28, 2010				August 7, 2012
			Vesting period of 3 years		Vesting period of 4 years
Fair value per share	US$	3.02	US$	10.16	US$	10.16	US$	4.20
Exercise price	US$	3.20	US$	10.20	US$	10.20	US$	4.03
Risk-free interest rate		3.62%		3.58%		3.58%		1.72%
Dividend yield		0.00%		0.00%		0.00%		0.00%
Weighted-average fair value per option granted	US$	3.60	US$	5.08	US$	5.36	US$	2.34
Expected volatility		60%		69%		69%		53%

Since the Group did not have a trading history for its ordinary shares sufficient to calculate its own historical volatility, the volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies, for the period before valuation date and with similar span as time to expiration.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

20.2 Interest-bearing borrowing

On April 30, 2010, the Group entered into a RMB30,000,000 revolving line of credit agreement available until April 29, 2011 with China Merchant Bank. Amounts drawn down bear interest at the prevailing People’s Bank of China (“PBOC”) benchmark rate for a one-year loan on the date drawn. The Group’s interest rate on this interest-bearing borrowing was 5.31% per annum. Amounts drawn down as at December 31, 2010 was RMB20,000,000, and there are no commitment fees associated with the unused portion of the line of credit. The revolving line of credit is wholly guaranteed by Beijing Zhong Guan Cun High Technology Guarantee Company Limited, which is a professional guarantee institute that provides guarantees to high-tech enterprises, which is mainly funded by the PRC government. The Company paid a fee of RMB264,000 for the guarantee, of which was recorded in interest expense. The interest-bearing borrowing was repaid in full on January 17, 2011.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.3 Other financial assets

On May 24, 2012, the Company purchased 4,050,000 Series B Preference Shares (“Series B PS”) issued by Car King Holding Ltd. (“Car King”), for a total consideration of US$2,999,835. Car King was founded in April 2011 as a limited liability company incorporated under the laws of British Virgin Islands, mainly engaged in the business of used cars sales. In conjunction with the Company’s purchase of Series B PS, Car King also issued a warrant that entitled the Company to purchase a certain number of the Series B PS from Car King. The aggregate amount of purchase price under the Preference Shares Purchase Warrant shall be US$900,000. Car King’s Series B PS and the Preference Shares Purchase Warrant are recognized as available-for-sale investments and financial assets at fair value through profit or loss, respectively.

The reconciliation of the carrying values of other financial assets as at December 31, 2012 is as follows:

2012 RMB
Financial assets at fair value through profit or loss
Opening balance	—
Car King Holding Ltd. Warrant	303,866
Changes in fair value of financial assets	(267,297)
Foreign exchange reserve	1,144

Closing balance	37,713

Available-for-sale investments
Opening balance	—
Car King Holding Ltd. Series B Preference Shares	18,551,596
Total gain recognized in other comprehensive income	1,093,734

Closing balance	19,645,330

As the fair value of other financial assets recorded in the consolidated statements of financial position cannot be derived from an active market, they are determined using valuation techniques with the major inputs used in the model as follows:

	December 31, 2012
Financial assets at fair value through profit or loss
Total fair value of equity	US$	29,000,000
Expected volatility		29.63%
Dividend yield		0.00%
Risk-free rate		0.10%
Expected life		0.23 year

	December 31, 2012
Available-for-sale investments
Total fair value of equity	US$	29,000,000

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.3 Other financial assets (continued)

Any changes in the major inputs into the model will result in changes in the fair value of the other financial assets. The aggregate changes in the fair value of the Series B PS and Series B PS Warrant during the year ended December 31, 2012 were RMB1,093,734 increase and RMB267,297 decrease, respectively. The aggregate changes in the fair values of the other financial assets were unrealized as of December 31, 2012.

The Group assessed as at December 31, 2012 there was no significant or prolonged decline in the fair value of the available-for-sale investments below their cost.

20.4 Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated financial statements:

	December 31, 2011		December 31, 2012
	Carrying amount RMB	Fair Value RMB	Carrying amount RMB	Fair Value RMB
Financial assets
Trade receivables	433,782,917	433,782,917	472,074,696	472,074,696
Bills receivables	74,539,413	74,539,413	68,768,260	68,768,260
Other receivables and due from related parties	35,169,525	35,169,525	58,947,215	58,947,215
Cash and cash equivalents	601,377,150	601,377,150	600,385,558	600,385,558
Financial assets at fair value through profit or loss	—	—	37,713	37,713
Available-for-sale investments	—	—	19,645,330	19,645,330

Total	1,144,869,005	1,144,869,005	1,219,858,772	1,219,858,772

Financial liabilities
Trade payables	201,125,551	201,125,551	132,821,192	132,821,192
Other payables, advances from customers, due to related parties	74,245,953	74,245,953	120,147,116	120,147,116

Total	275,371,504	275,371,504	252,968,308	252,968,308

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, trade receivables, bills receivables, other receivables, trade payables and other payables approximate their carrying amounts largely due to the short-term maturity of these instruments.

The fair value of financial assets at fair value through profit or loss and available-for-sale investments is estimated using appropriate valuation techniques.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.4 Fair values (continued)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

Level 3: techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2011, the Group held no financial instruments carried at fair value in the statement of financial position. As at December 31, 2012, the Group held the following financial instruments carried at fair value in the statement of financial position:

	December 31, 2012
	RMB	Level 1 RMB	Level 2 RMB	Level 3 RMB
Available-for-sale investments	19,645,330	—	—	19,645,330
Financial assets at fair value through profit or loss	37,713	—	—	37,713

	19,683,043	—	—	19,683,043

For the year ended December 31, 2012, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

The other financial assets are measured at fair value. The fair value of these instruments has been estimated using a discounted cash flow model. The valuation requires management to make certain assumptions about the model inputs as detailed above. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these instruments. As it relates to the other financial assets, management has determined the potential effect of using reasonably possible alternatives, a change in the net cash flows of 5% in either direction as inputs to the valuation model. A decrease of in the net cash flows of 5% would reduce the fair value of other financial assets by RMB928,368, while an increase in the net cash flows of 5% would increase the fair value of other financial assets by RMB919,569. As it relates to the financial assets at fair value through profit and loss, management has determined that the potential effect of changing the inputs to the valuation model would not change the fair value significantly.

21.	Trade payables

	2011 RMB	2012 RMB
Trade payables	201,125,551	132,821,192

Trade payables are non-interest-bearing and are normally settled under the terms of 120 to 150 days.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

22.	Other payables and accruals

	2011 RMB	2012 RMB
Accrued payroll	27,634,206	39,288,385
Accrued expenses	25,344,841	24,856,107
Advances from customers	51,481,618	80,934,228
Other payables	6,844,185	20,787,888
Other tax payables	41,938,838	58,611,084

	153,243,688	224,477,692

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days.

23.	Related party disclosures

On May 31, 2010, the Group distributed cash and the net assets of the distributed entities to its shareholders. Refer to Note 8 for further discussion.

On November 30, 2011, the Group acquired 100% equity interest in Bitcar, a company incorporated in PRC from key management personnel of the Group. Refer to Note 3 for further discussion.

The following table summarizes the related party transactions for years ended December 31, 2010, 2011 and 2012:

	2010 RMB	2011 RMB	2012 RMB
Services purchased from entities with common shareholders of the Company
- Beijing Easy Auto Reach Media Company Limited	2,520,000	850,000	—
- Beijing Le Jia Yi Ye Culture Media Company Limited	—	4,458,000	—
- Beijing Auto Radio Advertising Company Limited	—	—	193,299
- Auto Weekly (Beijing) Media Advertising Company Limited	—	—	339,623

	2,520,000	5,308,000	532,922

Services purchased from an associate and a jointly controlled entity
- Beijing Xinchuang Interactive Advertising Company Limited	—	—	213,676
- Target Net (Beijing) Technology Company Limited	—	—	1,041,667

	—	—	1,255,343

Services provided to entities with common shareholders of the Company
- Beijing Bitcar Interactive Information Technology Company Limited	2,050,000	5,237,825	—
- Beijing Le Jia Yi Ye Culture Media Company Limited	2,520,203	1,000,393	—

	4,570,203	6,238,218	—

Acquisition of Bitcar from key management personnel
- Key management personnel	—	60,036,000	1,870,000

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

23.	Related party disclosures (continued)

The following table summarizes the related party balances as at December 31, 2011 and 2012:

	2011 RMB	2012 RMB
Amounts due from entities with common shareholders of the Company	10,426,465	4,778,779
Amounts due from a jointly controlled entity	—	666,666

Total amounts due from related parties	10,426,465	5,445,445

	2011 RMB	2012 RMB
Amounts due to entities with common shareholders of the Company	799,996	—
Amounts due to key management personnel for the purchase consideration associated with the acquisition of Bitcar	15,120,154	18,000,000
Amounts due to a jointly controlled entity	—	425,000

Total amounts due to related parties	15,920,150	18,425,000

The above balances are unsecured, interest-free and have no fixed terms of repayment.

For the year ended December 31, 2011 and 2012, the Group did not make any provision for doubtful debts relating to amounts owed by related parties. The assessment of doubtful debt provision is undertaken each financial year through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	2010 RMB	2011 RMB	2012 RMB
Wages and salaries	2,864,900	3,114,018	6,075,000
Employment benefits	276,958	295,476	259,519
Share-based payments	3,327,811	5,841,132	5,211,113

Total compensation paid to key management personnel	6,469,669	9,250,626	11,545,632

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

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

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments under non-cancelable operating leases as at December 31 are as follows:

	2011 RMB	2012 RMB
Within one year	19,481,603	25,448,244
After one year but not more than five years	27,600,144	23,056,559
Later than five years	—	—

	47,081,747	48,504,803

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

25.	Financial risk management objectives and policies

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprise of interest rate risk and foreign currency risk. The Group is also exposed to liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks and they are summarized below.

(i)	Interest rate risk

The Group’s earnings are affected by changes in interest rates due to the impact of such changes on interest income and interest expense from interest-bearing financial assets and liabilities. The Group’s interest-bearing financial assets comprised primarily of cash deposits at floating rates based on daily bank deposit rates. The interest expense incurred for the year ended December 31, 2012 was nil (2011: RMB44,250; 2010: RMB992,650).

For the year ended December 31, 2012, the interest income from cash deposits was approximately RMB5,534,742 (2011: RMB3,963,484; 2010: RMB618,258). The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB3,001,928, respectively, based on the cash and cash equivalents balance at December 31, 2012 (2011: RMB3,006,886).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

25.	Financial risk management objectives and policies (continued)

(ii)	Foreign currency risk

Bitauto HK’s deposits are held in RMB, whereas its functional currency is US$. The Group’s consolidated statement of comprehensive income can be affected to a certain extent by movements in the RMB/US$ exchange rate.

The following table demonstrates the sensitivity to a reasonably possible change in the RMB/US$ exchange rate, with all other variables held constant, of the Company’s profit.

	Increase/decrease in US$ rate	Effect on profit US$	Effect on profit RMB
2012	+5.00%	(2,819,220)	(18,422,390)
	-5.00%	3,115,980	18,422,390

2011	+5.00%	(3,301,870)	(21,821,418)
	-5.00%	3,649,436	21,821,418

(iii)	Liquidity risk

The Group’s exposure to liquidity risk is the amounts recognized as financial liabilities (Note 20.4), which generally has a maturity profile of later than three months but not later than one year as of fiscal year-end. There is no material net liquidity risk due to cash and cash equivalents balances amounting to RMB601,377,150 and RMB600,385,558 as of December 31, 2011 and 2012, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

25.	Financial risk management objectives and policies (continued)

(iv)	Credit risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms, ranging between 120 to 180 days to particular automaker customers after applying strict credit requirements based on the Group’s credit policy. These automaker customers, which comprise approximately 46.4% of total receivables as of December 31, 2012 (2011: approximately 60.7%), are major, long-standing customers and are mostly joint venture entities between PRC state-owned enterprises and international automakers. The related PRC state-owned enterprises have access to funds from the PRC government and thus do not represent substantial credit risks. However, with their influence in the automotive industry in China, these customers are able to demand longer payment terms from their suppliers, such as the Group.

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury in accordance with the Group’s policy. As of December 31, 2011 and 2012, substantially all of the Group’s cash and cash equivalents and short-term floating rate time deposits were held by various reputable Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s accession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group maintains its deposits across a diversified portfolio of financial institutions and continues to monitor the financial strength of these financial institutions. The Group’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2011 and 2012 is the carrying amounts as illustrated in Note 20. The Group’s maximum exposure for financial instruments is noted in Note 20.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

25.	Financial risk management objectives and policies (continued)

(v)	Fair values

Financial assets of the Group mainly include cash and cash equivalents, trade receivables, bills receivables, other receivables and other financial assets. Financial liabilities of the Group mainly include trade payables, other payables and interest-bearing borrowing.

The carrying amounts of other financial assets approximate their fair values at December 31, 2012. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Refer to Note 20.4 for further information on fair value.

(vi)	Capital management

The primary objective of the Group’s capital management is to maintain a balance between continuity of funding and flexibility through the use of borrowings, when necessary in order to support the current and future growth of the Group’s business and to maximize shareholder value.

Capital includes equity attributable to the ordinary shareholders amounting to RMB885,861,500 and RMB987,804,383, as of December 31, 2011 and 2012, respectively. In prior periods, the Company was not able to secure traditional forms of financing, such as long-term bank borrowings on favorable terms, given that the Company has had a relatively short operating history. In order to fund its growth and working capital requirements, the Company issued convertible preference shares. Upon completion of the IPO on November 17, 2010, the Company raised RMB641,038,509 in net proceeds, and the convertible preference shares were automatically converted into ordinary shares. To maintain or adjust its capital structure, the Group may change its current dividend policy, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2012.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

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

As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC, no geographical segments are presented.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

26.	Operating segment information (continued)

Year ended, December 31, 2010	bitauto.com business	taoche.com business	Digital marketing solutions	Total
Continuing operations
Revenue	291,127,962	19,013,034	147,964,046	458,105,042
Cost of revenue	(79,790,465)	(27,475,242)	(41,435,009)	(148,700,716)

Gross profit/(loss)	211,337,497	(8,462,208)	106,529,037	309,404,326

Year ended, December 31, 2011	bitauto.com business	taoche.com business	Digital marketing solutions	Total
Continuing operations
Revenue	463,298,173	28,143,028	178,513,115	669,954,316
Cost of revenue	(104,337,365)	(37,599,947)	(71,833,455)	(213,770,767)

Gross profit/(loss)	358,960,808	(9,456,919)	106,679,660	456,183,549

Year ended, December 31, 2012	bitauto.com business	taoche.com business	Digital marketing solutions	Total
Continuing operations
Revenue	840,574,186	21,623,017	194,708,777	1,056,905,980
Cost of revenue	(161,589,938)	(38,540,373)	(92,019,844)	(292,150,155)

Gross profit/(loss)	678,984,248	(16,917,356)	102,688,933	764,755,825

For the years ended December 31, 2010, 2011 and 2012, revenue from one customer amounted to RMB74,614,327, RMB68,143,093 and RMB53,732,003, respectively, arising from sales by both the bitauto.com business segment and digital marketing solutions segment.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

27.	Event after the reporting period

On March 6, 2013, the Company exercised the Preference Shares Purchase Warrant issued by Car King. The Company purchased 934,676 Series B PS at a purchase price per share of US$0.9629 for an aggregate purchase price of US$899,999.52.

On March 20, 2013, the Group paid out the RMB18,000,000 contingent consideration due to the key management personnel associated with the Group’s acquisition of Bitcar (Note 3).

In April 2013, Beijing Municipal Commission of Economy and Information Technology issued a notice requiring all enterprises that were established after January 1, 2011, which qualified as software enterprises, to re-apply for such qualification in accordance with the Administrative Measures for the Recognition of Software Enterprises jointly issued by the Ministry of Industry and Information Technology, the National Development and Reform Commission, the Ministry of Finance and the State Administration of Taxation. The Group’s SPE, Beijing Bit EP Information Technology Company Limited (“Bit EP”) qualified as a software enterprise as of December 31, 2011 and 2012. Management considers that this is a non-adjusting event after the reporting period because Bit EP’s income tax provisions were computed based on the tax rates and tax laws enacted as of December 31, 2011 and 2012. Management is also in process of completing the re-application of Bit EP’s software enterprise qualification.

28.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 26, 2013.

29.	Parent company only condensed financial information

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

As a result of these PRC laws and regulations, subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be reserved prior to payment of dividends as a statutory reserve, the Company’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Company. Historically, the Company’s PRC subsidiary has generated losses in each of the periods from inception through December 31, 2010 as determined pursuant to PRC accounting standards and therefore, no statutory reserves were recorded. As of December 31, 2012, the PRC subsidiary had accumulated profits amounting to RMB88,809,485 (2011: RMB56,907,916) pursuant to PRC accounting standards, and therefore, statutory reserves amounting to RMB8,880,949 was recorded as of December 31, 2012 (2011: RMB5,690,792).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

29.	Parent company only condensed financial information (continued)

Condensed statements of comprehensive income

	For the year ended December 31,
	2010 RMB	2011 RMB	2012 RMB
Other operating expense	(7,108)	(6,574)	(4,882)
Selling and administrative expenses	(5,540,763)	(20,224,966)	(19,252,151)

Operating loss	(5,547,871)	(20,231,540)	(19,257,033)

Changes in fair value of derivative component of convertible preference shares	(1,270,701,904)	—	—
Changes in fair value of financial assets	—	—	(267,297)
Interest income	124	909	1,045
Finance costs on convertible preference shares	(9,354,999)	—	—
Loss on disposal of investment in distributed entities as part of the distribution to shareholders on May 31, 2010 (Note 8)	(152,313,749)	—	—

Loss before taxes	(1,437,918,399)	(20,230,631)	(19,523,285)

Income tax expense	—	—	—

Loss for the year	(1,437,918,399)	(20,230,631)	(19,523,285)

Other comprehensive income/(loss)

Foreign currency exchange differences, net of tax of nil	28,352,215	(36,250,909)	(2,060,305)
Net gain on available-for-sale financial instrument, net of tax of nil	—	—	1,093,734

Other comprehensive income/(loss) for the year, net of tax	28,352,215	(36,250,909)	(966,571)

Total comprehensive loss for the year	(1,409,566,184)	(56,481,540)	(20,489,856)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

29.	Parent company only condensed financial information (continued)

Condensed statements of financial position

	As at December 31,
	2011 RMB	2012 RMB
ASSETS
Non-current asset
Investment in subsidiary	1	1
Prepaid insurance	420,060	—
Available-for-sale investments	—	19,645,330

Total non-current asset	420,061	19,645,331

Current assets
Prepayments and other receivables	504,072	1,718,239
Due from subsidiaries	668,746,001	597,596,174
Due from related parties	24,588	24,528
Financial assets at fair value through profit or loss	—	37,713
Cash and cash equivalents	11,754,492	10,289,695

Total current assets	681,029,153	609,666,349

TOTAL ASSETS	681,449,214	629,311,680

EQUITY AND LIABILITIES
Equity
Issued capital	11,696	11,696
Share premium	2,409,156,049	2,409,156,049
Treasury shares	(16,809,532)	(62,727,907)
Employee equity benefit reserve	27,706,721	40,992,540
Other reserve
- Foreign currency translation reserve	8,474,484	6,414,179
- Available-for-sale financial instrument reserve	—	1,093,734
Accumulated losses	(1,747,473,795)	(1,766,997,080)

Total equity	681,065,623	627,943,211

Current liabilities
Other payables and accruals	383,591	1,368,469

Total current liabilities	383,591	1,368,469

Total liabilities	383,591	1,368,469

TOTAL EQUITY AND LIABILITIES	681,449,214	629,311,680

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in Renminbi (“RMB”) except for number of shares)

29.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2010 RMB	2011 RMB	2012 RMB
Net cash generated from operating activities	12,077,146	60,799,807	65,662,606
Net cash used in investing activities	—	—	(18,973,656)
Net cash used in financing activities	(10,993,376)	(16,521,452)	(46,210,492)

Net increase in cash and cash equivalents	1,083,770	44,278,355	478,458
Exchange rate effect on cash	(4,837,531)	(36,250,909)	(1,943,255)
Cash and cash equivalents at beginning of the year	7,480,807	3,727,046	11,754,492

Cash and cash equivalents at end of the year	3,727,046	11,754,492	10,289,695

(a)	Basis of presentation

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

There were no indicators of impairment associated with the investment in subsidiary as of December 31, 2011 and 2012.

Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted in this parent company only condensed financial information by reference to the Group’s consolidated financial statements.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2011 and 2012.