Form 20-F
period 2013-12-31
BITAUTO HOLDINGS LTD
filed 2014-04-22
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 43,235,546 ordinary shares issued and outstanding, par value US$0.00004 per share, as of December 31, 2013.

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” and “Bitauto” refer to Bitauto Holdings Limited, a Cayman Islands company, its subsidiaries and structured entities;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“IFRS” refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00004 per share, and “preference shares” refers to our Series A preference shares, Series B preference shares, Series C preference shares, Series D-1 preference shares and Series D-2 preference shares, par value US$0.00004 per share, all of which were automatically converted into our ordinary shares upon the completion of our initial public offering in November 2010.

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rate Information” on page 4 of this annual report.

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

Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and our selected consolidated statements of financial position data as of December 31, 2009, 2010, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements. The selected consolidated statements of comprehensive income data and the selected consolidated statements of financial position data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with IFRS. Our consolidated financial statements for the years ended December 31, 2011, 2012 and 2013 are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

Consolidated Statements of Comprehensive Income Data	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Continuing Operations
Revenue	293,313	458,105	669,954	1,056,906	1,439,332	237,761
Cost of revenue	(105,746)	(148,701)	(213,770)	(292,151)	(335,198)	(55,371)

Gross profit	187,567	309,404	456,184	764,755	1,104,134	182,390
Selling and administrative expenses(1)	(125,268)	(212,002)	(347,734)	(557,355)	(748,869)	(123,704)
Product development expenses	(17,090)	(29,778)	(36,635)	(53,795)	(104,406)	(17,247)

Operating profit	45,209	67,624	71,815	153,605	250,859	41,439
Other income	595	5,358	24,840	6,580	12,419	2,051
Other expenses	(1,168)	(1,346)	(2,372)	(7,280)	(6,893)	(1,139)
Changes in fair value of derivative component of convertible preference shares	(33,305)	(1,270,702)	—	—	—	—
Changes in fair value of convertible promissory notes	680	—	—	—	—	—
Interest income	373	618	3,963	5,535	8,111	1,340
Interest expense	—	(993)	(1,238)	(3,772)	(2,751)	(454)
Finance costs on convertible preference shares	(14,917)	(9,355)	—	—	—	—
Changes in fair value of financial assets	—	—	—	(267)	—	—
Share of (losses)/profits of an associate and joint ventures	—	—	(77)	(316)	1,738	287

(Loss)/profit before tax from continuing operations	(2,533)	(1,208,796)	96,931	154,085	263,483	43,524
Income tax expense	(3,503)	(13,185)	(9,758)	(18,923)	(22,255)	(3,676)

(Loss)/profit from continuing operations	(6,036)	(1,221,981)	87,173	135,162	241,228	39,848

(Loss)/profit for the year(2)	(60,348)	(1,273,291)	87,173	135,162	241,228	39,848

Total comprehensive (loss)/income(3)	(60,150)	(1,247,878)	58,696	134,575	235,128	38,840

(Loss)/profit per share from continuing operations attributable to ordinary shareholders
Basic	(0.21)	(36.74)	2.11	3.40	6.07	1.00
Diluted	(0.21)	(36.74)	2.06	3.33	5.74	0.95
(Loss)/profit per share attributable to ordinary shareholders
Basic	(2.07)	(38.29)	2.11	3.40	6.07	1.00
Diluted	(2.07)	(38.29)	2.06	3.33	5.74	0.95
Weighted average number of ordinary shares outstanding used in (loss)/profit per share calculation
Basic	12,123,008	15,987,475	41,233,110	39,757,311	39,724,505
Diluted	12,123,008	15,987,475	42,408,833	40,571,361	41,997,123

(1)	Including share-based payments of RMB0.3 million, RMB7.5 million, RMB18.7 million, RMB13.3 million and RMB19.4 million (US$3.2 million) in 2009, 2010, 2011, 2012 and 2013, respectively. Also including non-capitalized initial public offering expenses of RMB4.8 million and non-capitalized follow-on public offering expenses of RMB2.6 million (US$0.4 million) in 2010 and 2013, respectively.
(2)	Including (loss)/profit for the year from continuing operations and loss after tax for the year from discontinued operations.
(3)	Including (loss)/profit for the year, foreign currency exchange differences net of tax of nil and net gain on available-for-sale financial instrument net of tax of nil.

The following table sets forth our selected consolidated statements of financial position as of December 31, 2009, 2010, 2011, 2012 and 2013.

Consolidated Statements of Financial Position Data	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
		(In thousands)
Assets
Current assets	429,761	1,137,963	1,159,200	1,222,846	1,908,290	315,227
Non-current assets	103,105	37,733	142,120	200,935	213,811	35,319

Total assets	532,866	1,175,696	1,301,320	1,423,781	2,122,101	350,546

Liabilities
Current liabilities	249,735	352,283	405,760	428,685	641,219	105,922
Non-current liabilities:
Convertible preference shares	473,620	—	—	—	—	—
Total non-current liabilities	477,299	—	9,698	7,292	5,033	831

Total liabilities	727,034	352,283	415,458	435,977	646,252	106,753

Total equity	(194,168)	823,413	885,862	987,804	1,475,849	243,793

Total liabilities and equity	532,866	1,175,696	1,301,320	1,423,781	2,122,101	350,546

Exchange Rate Information

We conduct our operations in China. Our sales, costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 18, 2014, the noon buying rate was RMB6.2240 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2013.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2014)	6.2240	6.2121	6.2240	6.1966

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our future growth depends on the increased acceptance of the internet as an effective marketing platform by the automotive industry and the increased internet penetration among the general population in China.

We generate a significant portion of our revenues from providing internet marketing services to automakers and automobile dealers. However, internet marketing has not yet been widely accepted as an effective marketing platform by China’s automotive industry. Many of our current or potential customers have not traditionally devoted a significant portion of their advertising or marketing budgets to web-based media. They may have limited experience with the internet as an advertising and marketing medium and therefore may not find the internet to be effective for promoting their automobiles and related services. Some automakers and dealers may still prefer traditional print and broadcast media and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, development of web software that blocks internet advertisements before they appear on a user’s screen may hinder the growth of internet marketing. Our customers may choose not to use internet marketing services if their advertisements cannot reach the intended population due to the block function of this kind of software. Any negative perceptions as to the effectiveness of internet marketing services may limit the growth of our business and adversely affect our results of operations. If the internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial position and results of operations could be materially and negatively affected.

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

With respect to our dealer customers, the manner in which we deliver our services is relatively new in China. Our EP platform, designed for automobile dealers, is based on a service distribution model through which we deliver a package of software applications over the internet to the subscribers of our EP platform services. Our EP platform was developed in 2012 based on our previous Easypass platform and has grown into an automobile marketing and customer relationship management, or CRM, platform. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management renamed it as EP platform services and started to oversee and monitor it as a separate business segment in 2013. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our taoche.com (formerly ucar.cn) website and our partners through our applications on our taoche.com website, which is focused on used car listings. These products are internet-based and offer a package of software applications that enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. This differs from the traditional licensing arrangements for software applications. Furthermore, our EP platform and applications on our taoche.com website enable our dealer customers to publish their automobile listing and promotional information simultaneously on our websites and our partners. We may pay a fixed fee to our partners for space on their websites in order to extend the customer reach of our automotive database and content and to attract dealers to subscribe to our EP platform and applications on our taoche.com website. If our service delivery model for dealers cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

Failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

We believe the importance of brand recognition will increase as the number of internet users in China grows. If we fail to effectively enhance our brand recognition, we may not be able to attract new advertising business to our own websites. Furthermore, for our websites to be successful, we need to attract visitors to our websites on a regular basis by providing automobile and other relevant information. We may need to offer news, reports, reviews and specifications on substantially all automobile models available in China even though the manufacturers of some automobiles do not use any of our internet marketing services. If such free offerings fail to attract enough visitors to our websites or automakers and dealers to use our services, we may not be able to generate sufficient revenues to pay for these offerings, which could materially and adversely affect our financial position and results of operations.

We also need to continue to enhance our brand awareness among automobile dealers and automakers in order to build on our position as a leading automobile internet marketing service provider. While we have a large network of dealer customers and can reach a broad consumer base by partnering with other portals, listings by our dealer customers are placed on our partners in addition to our own websites. Our partners that distribute dealers’ listing information may not always quote our names on their websites, and as a result, we may not achieve the expected visibility among internet users. This could increase our reliance on our partners.

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partners by expending significant time and resources, including participating in trade shows and other branding events. In June 2011, we entered an agreement with Baidu, Inc., the leading Chinese language internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform. We have renewed our agreement with Baidu, Inc., in June 2012 and 2013. The current agreement has a term of 11 months starting from August 1, 2013. We provide selected auto-related content such as auto listings, pictures, reviews, and dealer information to enhance Baidu’s Aladdin-enabled search research results, which display real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu exclusively displays relevant content provided by us in the Aladdin-enabled section of the search results page. In addition, we work with Qihoo 360, a leading internet platform company in China, to market and promote our services. Our branding efforts have had a positive impact on our brand awareness.

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

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and taoche.com websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business and the large amounts of their contracts with us. In 2011, 2012 and 2013, revenues from the top three customers in each period accounted for approximately 18.1%, 13.9% and 12.2% respectively, of our total revenues. No single customer contributed more than 5% of our total revenues in 2013. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from third-party media vendors calculated as a percentage of qualifying payments for the advertising space purchased and utilized by our automaker customers. See “—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

There is no assurance that our relationships with any of our existing automaker customers will continue in the future, or we could receive any minimum level of revenues from them. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

We may not be able to continue to collect performance-based rebates for the advertisements we place on third-party websites, which is an important source of revenues for us.

An important part of our digital marketing solutions business is to place advertisements on third-party websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of qualifying payments for advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2011, 2012 and 2013, income from performance-based rebates accounted for 11.6%, 6.6% and 5.5%, respectively, of our total revenues. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could affect our financial condition and results of operations.

Our strategy to grow our used automobile-related business through our taoche.com business may not succeed.

One of our growth strategies is to continue investing in our used automobile business through our taoche.com website, which is currently a relatively small portion of our operations and for which we incurred a gross loss of RMB9.5 million, RMB16.9 million and RMB11.2 million (US$1.9 million) in 2011, 2012 and 2013, respectively. The increase in gross loss from the taoche.com business from 2011 to 2012 was primarily due to decreases in revenues. In the past few years, automobile purchases by general consumers have experienced rapid growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people in China have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of a used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if a used automobile market does develop, we cannot predict whether there will be a similar market on the internet and whether our taoche.com website will be poised to capture any of the growth. Our investment in the used automobile business may not prove profitable if the online market for used automobile information fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

Our growth prospects may be materially and adversely affected if we are unable to execute our mobile strategy.

There is an increasing trend of accessing the internet through devices other than a personal computer, such as smart phones, tablets and other mobile devices. We have developed a few mobile applications and plan to devote more resources to develop more applications for various mobile devices. Our mobile applications have over 15 million downloads and activations in 2013. However, we have limited experience in developing and optimizing versions of applications for users on mobile devices and platforms. Currently, only a small portion of our automakers and dealers use our mobile applications. As we begin to devote significant resources to developing mobile applications, we will face significant competition from established companies that may have far greater experience than we do. We expect existing competitors to allocate more resources to develop and market competing applications and new mobile-applications competitors to enter the market. Our limited experience makes it difficult to predict whether we will succeed in developing mobile applications that appeal to automakers and dealers. In addition, our experience in developing browser-based applications may not be relevant to developing mobile applications, and we have limited experience working with wireless carriers, mobile platform providers and other partners. These and other uncertainties make it difficult to predict whether we will succeed in developing commercially viable mobile applications.

In addition, the generally lower processing speed, power, functionality and memory associated with mobile devices make using applications through such devices more difficult; and the versions of our applications developed for these devices may not be appealing to users. In addition, each device manufacturer or platform provider may impose unique or restrictive terms and conditions for developers relying on such devices or platforms, and our applications may not work well or be used on these devices as a result. As new devices, new mobile platforms and updates to platforms are continually being released, we may encounter problems in developing our applications for use on these devices and platforms and we may need to devote significant resources to creating, supporting and maintaining our applications on such devices and platforms. If we are unable to successfully expand into mobile platforms and devices, or if the versions of our applications that we create for such platforms and devices are not appealing to our users, our business and growth prospects, financial condition and results of operation may be materially and adversely affected.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our bitauto.com advertising business and EP platform business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals, online video websites, social media, social network and traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as radio, television, newspapers, and magazines, we still compete with them for clients and advertising revenues. Competition with portals and automotive vertical websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social networking websites and internet video websites, may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. Some competitors of our automobile advertising services have greater financial and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. With respect to our EP platform business, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic. We believe our large dealer customer base and innovative EP platform have put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

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

For our digital marketing solutions business, we compete with other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies as well as local agencies that specialize in providing online marketing services. Most of these competitors do not focus only on the automotive industry, but also provide online marketing services to clients in other industries and may have greater resources and established reputation. As a result, these companies may be able to respond more quickly to changes in customer demands or to devote greater resources to the development, promotion and sale of their products and services than we can. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with third-party media vendors, the quality, breadth, prices and effectiveness of services. Competition could affect our market share, pricing, and cost structure. We cannot assure you that we will continue to compete effectively with our existing competitors, maintain our current fee arrangements, or compete effectively with new competitors in the future.

If we are unable to compete effectively and successfully at reasonable costs against our existing and future competitors in any of our business segments, our business prospects, financial condition and results of operations may be materially and adversely affected.

We may not be able to maintain good cooperative relationships with our partners on reasonable terms, which could materially harm our business and results of operations.

To broaden the consumer reach of our automotive database and content, we place listings by our dealer customers not only on our automotive vertical websites, bitauto.com and taoche.com, but also on approximately 600 partners as of December 31, 2013, including Tencent, Netease and Qihoo 360. Depending on the arrangement, we may pay a fixed fee to some partners for their advertising resources. Our partners may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partners may choose to partner with our competitors or decide to develop an automobile listing and dealer information database by themselves. If we are unable to partner with all or most of major portals on reasonable terms, we may experience a reduction in the number of dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material adverse changes to our relationships, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

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

We rely on China’s automotive industry for substantially all our revenues, which we generate from providing internet marketing services to automakers and automobile dealers. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. However, China’s automotive industry is still at an early stage of development and remains subject to many uncertainties. We cannot predict how this industry will develop in the future. Further, the growth of China’s automotive industry could be affected by many factors, including:

•	general economic conditions in China and around the world;

•	the growth of disposable household income and the availability and cost of credit available to finance automobile purchases;

•	taxes and other incentives or disincentives related to automobile purchases and ownership;

•	environmental concerns and measures taken to address these concerns;

•	the cost of energy, including gasoline prices, and the cost of automobile licensing and registration fees;

•	the improvement of the highway system and availability of parking facilities; and

•	other government policies relating to the automotive industry in China, including the phasing out of government subsidies to promote automobile sales and policies limiting automobile purchases in some cities.

Any adverse change to these factors could reduce demand for automobiles, which, in return, would likely reduce demand for our products and services from automakers and dealers. Demand for our products and services is particularly sensitive to changes in general economic conditions. Automakers and dealers typically cut their marketing expenditures during periods of economic downturn. In addition, purchases of new automobiles are often discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy. Historically, unit sale of automobiles, particularly new automobiles, has been cyclical, fluctuating with general economic cycles. If China’s automotive industry fails to expand or China’s economy stagnates or contracts, our business, financial condition and results of operations would be materially and adversely affected.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. In early 2009, the PRC government lowered the purchase tax on passenger automobiles with 1.6 liter or smaller engine from 10% to 5% and introduced a trade-in subsidy on used automobiles with lower emission standards ranging from RMB3,000 to RMB6,000, leading to a 46% increase in passenger automobile sales in 2009. The purchase-tax for automobiles with 1.6-liter or smaller engines was adjusted to 7.5% in 2010 but was increased to 10% on January 1, 2011. In the face of concerns about a significant slowdown in automobile sales in 2010, the PRC government announced a plan and implementation rules to provide a subsidy of RMB3,000 per automobile for purchases of certain fuel-efficient automobiles with 1.6-liter or smaller engines listed in the catalogs for fuel-efficient automobiles that the PRC government released from time to time. Furthermore, in September 2013, relevant PRC governmental authorities jointly announced new circular to continue to provide a subsidy of RMB 3,000 per automobile to certain qualified fuel-efficient automobiles. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed decline, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The implementing rules were amended in December 2011 and November 2012. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2012. There are similar policies that restrict the issuance of new passenger car license plates in Shanghai, Tianjin, Hangzhou and Guiyang. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government authorities issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will maintain its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil price and other markets, and over the possibility of a war involving Iran. In addition, tensions in the relationship between China and Japan may adversely affect our advertising revenues from Japanese automakers. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. It is impossible to predict how the Chinese economy would develop in the future.

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

We may be liable to pay third-party media vendors in connection with the advertisements we placed with them on behalf of our automaker customers if we fail to collect some or all the payments from these automaker customers.

As part of our digital marketing solutions business, we place advertisements on the websites of third-party media vendors on behalf of our automaker customers. We enter into advertising agreements with media vendors only after our customers have confirmed the proposed advertisements in their agency agreements with us. The media vendors are obligated to place the advertisements based on our customers’ specific requirements. We receive net service fees for such advertising services and record a receivable from our customers and a corresponding payable due to the media vendors based on the total amount of advertisements placed. However, we need to pay our media vendors for their advertising resources when payments are due regardless of whether our automaker customers have made payments to us. Our contracts with media vendors generally also allow the media vendors to claim past-due payments of advertising fees directly from our automaker customers.

As of December 31, 2013, our trade receivables and our trade payables were RMB656.7 million (US$108.5 million) and RMB232.5 million (US$38.4 million), respectively. Of these receivables and payables, RMB150.3 million (US$24.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any significant collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers, including automakers and dealers, may not renew their contracts or subscriptions for our services after the expiration of their terms. They may also renew for shorter contract terms or for lower cost editions of our services. Although the renewal rates for our automobile dealer subscription services were approximately 88% in 2013, our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ ability to maintain their operations and spending levels, and deteriorating general economic conditions. If our customers do not renew their contracts or subscriptions for our services or switch to lower cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business, financial condition and results of operation may suffer.

Problems with China’s internet infrastructure or with our third-party data center hosting facilities could impair the delivery of our services and harm our business.

Our internet businesses heavily depend on the performance and reliability of China’s internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. Our EP platform and applications on our taoche.com website use the internet to deliver services to our dealer customers, who access our software applications on the internet. Distribution of dealer listing information is also accomplished through the internet. Because we do not license our software to our customers, our customers depend on the internet to access our services. In addition, we depend on the internet to effectively publish our customers’ advertisements on our websites, which must be properly running and accessible to all visitors at all times. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Our content distribution networks, located in several regions throughout China, may also be shut down or otherwise experience interruptions in a particular region. Internet access may not be available in certain areas due to natural disasters, such as earthquakes or local government decisions. If we experience technical problems in delivering our services over the internet either at national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

Our main servers are located in the internet data centers of third parties in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. We have not experienced any system failures in 2013. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

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

In particular, security breaches to our database could have a material and adverse effect on our business. Our EP platform and applications on our taoche.com website not only allow our customers to edit and publish listing information, but also store and transmit such listings and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers’ data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer’s data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and “hacking.” Moreover, if a computer virus or “hacking” affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We may not be able to successfully expand our service network into other geographical markets in China.

As of December 31, 2013, we had sales and service representatives located in 140 cities across China and plan to expand our operations to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are invariably localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our competitive position and ability to generate revenues could be further harmed if we fail to develop and introduce new products and services.

Continued increases in our advertising revenues from our new and used automobile websites depend on our ability to attract consumers to our websites and monetize that traffic at profitable margins with advertisers. If our websites do not provide a compelling, differentiated user experience, we may lose visitors to competing sites. Further, if traffic to our websites declines, we may lose some of our advertising customers who may reduce or eliminate their advertising purchases through us. Our competitors may introduce new alternative products that are more sophisticated and cost-effective than ours. In addition, both our dealer services and digital marketing solutions businesses rely on continued product and service innovations to retain existing, and attract new, customers. Our dealer customers may not continue to subscribe to our online listing services if we do not timely enhance their user experience and broaden our product and service offerings. Similarly, our digital marketing solutions business may gradually lose its competitive advantage if we are slower in technological innovations or in announcing either new or enhanced products and services.

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

As of the latest practicable date, our directors and executive officers beneficially own approximately 45.9% of our outstanding ordinary shares. Accordingly, these executive officers, directors and principal shareholders have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with your interests as our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. Corporate actions may be taken even if they are opposed by you and our other shareholders. This could deprive you and our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

Our business may be harmed by the potential conflicts of interest caused by our dual roles as both a supplier and a purchaser of advertisement resources.

As an internet content provider, we supply advertisement space; as an advertising agent, we purchase advertisement space on behalf of our customers; as an automobile listing platform, we also purchase advertisement space and include it in our dealer subscription service package. Conflict of interests may arise between our roles as a purchaser and as a supplier of advertisement resources. As a supplier, we have incentives to place more advertisements on our own websites. Such conflicts could harm our reputation as an independent purchasing agent for our customers and our reputation as a supplier of advertisement resources. In order to minimize conflicts, there are no rebate arrangements to our digital marketing solutions business when we place advertisements on our own websites. While we have and will continue to follow our customers’ instruction and maximize their interests, we do not know how the market will respond to our multi-functional roles in the future. Our customers have directed, and will continue directing, us to place their advertisements on websites of their choice, including websites in direct competition with ours, or our customers may choose not to advertise on our websites at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

We believe our brand, trademarks, software copyrights, trade secrets and other intellectual property rights are critical to our success. Any unauthorized use of our brand, trademarks, software copyrights, trade secrets and other intellectual property rights could harm our competitive advantages and business. Our efforts in protecting our brand and intellectual property rights may not always be effective. We regularly file applications to register our trademarks in China, but may not be able to register such marks, or register them within the category we seek. As of March 31, 2014, our “ ” and “ ” trademark was registered under the categories necessary to conduct our business. Similar trademarks could cause confusion among consumers or divert business opportunities from us, which could materially and adversely affect our business and results of operations.

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

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing internet access and the distribution of information through the internet. The PRC government prohibits information that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory, from being distributed through the internet. PRC laws also prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Failure to comply with these laws and regulations may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. A website operator may also be held liable for censored information displayed on or linked to its website. We may be subject to potential liability for certain unlawful actions of our customers and subscribers or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our customer base or the purchases of our services. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our business or offering other services in China.

Copyright infringement and other intellectual property claims against us may adversely affect our business.

We have collected and compiled on our websites, automobile-related news and reports, automobile pictures and specifications, maps, consumer reviews, and other documents and information prepared by third parties. Because some content on our websites is collected from various sources, we may be subject to claims for breach of contract, defamation, negligence, unfair competition, copyright or trademark infringement, or claims based on other theories. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits, in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could harm our reputation and have a material adverse effect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of our database we offer to the consumers could be reduced, which may adversely affect our ability to attract and retain customers.

We rely heavily on our senior management team and key personnel and the loss of any of their services could severely disrupt our business.

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China’s automotive and internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more of our senior executives or key personnel, Mr. Bin Li in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members. Each of our senior executives and key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or key personnel and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

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

We have experienced rapid growth in the past few years. Our revenues have increased from RMB293.3 million in 2009 to RMB1.4 billion (US$237.8 million) in 2013. Our sales and service representative network has expanded to 140 cities as of December 31, 2013. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in 2011, we acquired 100% equity interest in Beijing Bitcar Interactive Information Technology Company Limited, or Bitcar, a provider of mobile internet digital enabled sales assistant tools for the automotive industry in China. In 2012, we invested in minority equity interests in Car King Holding Ltd., a leading used car hypermarket based in Shanghai, and Target Net (Beijing) Technology Company, an internet information agency in China. In 2013, we entered into a framework agreement to establish a joint venture with Kelley Blue Book, www.kbb.com, (“KBB”), a leading provider of new and used car information in the United States, and the China Automobile Dealers Association (“CADA”), a national organization representing automobile dealers in China. In 2013, we invested in Shanghai Eclicks Network Co., Ltd., a company involved in the development of mobile applications. In April 2014, we entered into a cooperation agreement with Pang Da Automobile Trade Co., Ltd. and Youxin Internet (Beijing) Information Technology Co., Ltd. to form a joint venture, which is intended to develop the used car auction business and provide used car listing inventory for our taoche.com business.

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

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2013, our sales and service representatives network covered 140 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

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

The outcome of the administrative proceedings brought by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) authorizes the SEC to deny any person, temporarily or permanently, the ability to practice before the SEC if found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC.

The four firms which are subject to the six months suspension from practicing before the SEC have recently appealed the initial administrative law decision to the SEC. The PRC-based accounting firms involved can also further appeal the final decision of the SEC through the federal appellate courts. While we cannot predict the outcome of the SEC’s review nor that of any subsequent appeal process, if the accounting firms involved, including our independent registered public accounting firm, were denied, temporarily or permanently, the ability to practice before the SEC, and we are unable to timely find another registered public accounting firm which can audit and issue a report on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, or, after the completion of this offering, delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

PRC law currently limits foreign ownership of companies that provide internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other internet information services, such as internet advertising. Also, PRC laws and regulations do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China excluding Shanghai Pilot Free Trade Zone. Because we have no direct experience operating an advertising business outside of China, we may not invest directly in a PRC entity that provides advertising services in China. We are a Cayman Islands company and a foreign legal person under PRC law. Accordingly, neither we nor our wholly foreign-invested PRC subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, is currently eligible to apply for the required licenses for providing internet content services or advertising services in China excluding Shanghai Pilot Free Trade Zone.

As such, we conduct our business through contractual arrangements with our structured entities in China, that is, our internet content business through BBIT, and our internet advertising business through CIG, and subsidiaries of BBIT and CIG. Each of the structured entities is currently owned by individual shareholders who are PRC citizens and holds the requisite licenses or permits to provide internet content or advertising services in China. Their shareholders are set forth in “Item 4. Information on the Company—C. Organizational Structure.” BBIT holds licenses and permits required to operate our internet content business. Our structured entities entered into a series of contractual arrangements with BBII but directly operate our businesses in China. We have been and are expected to continue to depend on structured entities to operate our businesses. We do not have any equity ownership interest in any of the structured entities but control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

Furthermore, on July 26, 2006, Ministry of Industry and Information Technology, or the MIIT, released the Circular on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises. Among other things, the MIIT Notice prohibits domestic telecommunications license holders from (i) renting, transferring or selling telecommunications licenses to any foreign investors in any form and (ii) from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must directly own the domain names and registered trademarks used by such license holders in their daily operations. BBIT’s internet information services are considered value-added telecommunication services set forth in the MIIT Notice and BBIT owns a Telecommunication and Information Service Business Operating License, or ICP license, for its provision of internet information service and all the trademarks used for its internet information services on its websites. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested internet companies that operate in China.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with structured entities. We have been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the structured entities), except as otherwise disclosed in this report, complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business and value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the structured entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information services companies, and the CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting our PRC subsidiary’s and structured entities’ operations;

•	imposing fines, confiscating the income of the structured entities or our income, or imposing other requirements with which we or our PRC subsidiary and structured entities may not be able to comply;

•	imposing conditions or requirements with which we or our PRC subsidiary and structured entities may not be able to comply;

•	requiring us or our PRC subsidiary and structured entities to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our public offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.

We rely on contractual arrangements with our structured entities in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with our structured entities in China and their respective shareholders to operate our internet content and advertising services business. Our structured entities contributed RMB613.7 million, RMB995.2 million and RMB1.4 billion (US$232.1 million), representing 91.6%, 94.2% and 97.6% respectively, of our total revenues in 2011, 2012 and 2013. BBII follows the commonly used methodology, which is to charge service fees based on each structured entity’s revenues reduced by its turnover taxes, such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

Although we have been advised by our PRC counsel that, except as otherwise disclosed in this form, each of the contractual arrangements with our structured entities are valid under current PRC laws, these contractual arrangements may not be as effective in providing us with control over the structured entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the structured entities. If we had direct ownership of the structured entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the structured entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the structured entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a structured entity were to refuse to transfer their equity interests in such structured entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any structured entity or its shareholders terminate the contractual arrangements or (iii) any structured entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then-current PRC law allows us to directly operate internet content and advertising businesses in China.

In addition, if any structured entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial position and results of operations. If any of the structured entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

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

Based on the advice of Han Kun Law Offices, our PRC counsel, the corporate structure of our structured entities and our subsidiary in the PRC are in compliance with all existing PRC laws and regulations. However, as advised by our PRC counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and the PRC government may in the future take a view that is contrary to the above opinion of our PRC counsel. PRC laws and regulations governing the validity of these contractual arrangements which established our corporate structure for operating our business in China are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Our ability to enforce the share pledge agreements between us and the structured entities’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements, the shareholders of structured entities agreed to pledge all of their equity interests in structured entities to BBII to secure structured entities’ performance of their obligations under the relevant contractual arrangements. The share pledge as contemplated under the share pledge agreements by and among BBII, each of BBIT, BEAM and CIG and each of their respective shareholders have been registered with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC.

The share pledge agreements provide that the pledged equity interest shall constitute security for all of the payment obligations of the structured entities under the exclusive business cooperation agreement. However, it is possible that a PRC court may take the position that the amount indicated on the equity pledge registration forms filed with the local branch of SAIC represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt.

Potential conflict may arise out of the loan agreements between the senior management team and a principal shareholder, which may have a material adverse effect on us.

In November 2012, AutoTrader Group, Inc. purchased an aggregate of 9,000,000 ordinary shares, or approximately 21.8% of our total outstanding shares at that time, from certain of our pre-IPO shareholders in a private transaction. Concurrently, certain members of our senior management, namely, Mr. Bin Li, our chairman of the board and chief executive officer, Mr. Jingning Shao, our director and president, Mr. Xuan Zhang, our chief financial officer, and Mr. Weihai Qu, our director and senior vice president purchased an aggregate of 1,000,000 ordinary shares, or approximately 2.4% of our total outstanding shares at that time, from another pre-IPO shareholder. The senior management team funded the purchase through a four-year term loan from AutoTrader Group. The management team has pledged a total of 2,699,080 ordinary shares to AutoTrader Group as collateral for the loans received from AutoTrader Group. We are not a party to the loan agreements between our senior management team and AutoTrader Group. However, if there should be any defaults or disagreements with respect to such loan agreements, conflicts may arise among certain of our senior management team and AutoTrader Group, which may have a material adverse effect on us.

The shareholders of our structured entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Conflicts of interest may arise between the dual roles of those individuals who are both minority shareholders, directors and executive officers of our company and shareholders of our structured entities. Mr. Bin Li, our chairman of the board of directors and chief executive officer, and Mr. Weihai Qu, our director and senior vice president, jointly own all the equity interests in BBIT and CIG, with whom we conduct our business through contractual arrangements. For these directors and executive officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in our structured entities, as what is in the best interest of our structured entities may not be in the best interests of our company. In comparison, Mr. Li and Mr. Qu each only hold a minority interest in us. The fiduciary duty implied from their roles as our directors and executive officers is not fully aligned with their interests as shareholders of our structured entities. These individuals may breach or cause the structured entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the structured entities and receive economic benefits from them. We do not have existing arrangements to address potential conflicts of interest these individuals may encounter in his capacity as a shareholder of the structured entities, on the one hand, and as a beneficial owner and a director and an officer of our company, on the other hand. We could, at all times, exercise our option under the exclusive option agreement with structured entities’ shareholders to cause them to transfer all of their equity ownership in structured entities to a PRC entity or individual designated by us, and this new shareholder of structured entities could then appoint new directors of structured entities to replace the current directors. In addition, if such conflicts of interest arise, BBII, our wholly owned foreign PRC subsidiary, could also, in the capacity of the attorney-in-fact of structured entities’ shareholders as provided under the irrevocable power of attorney, directly appoint new directors of structured entities to replace the current directors. We rely on structured entities’ shareholders to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the structured entities, we cannot assure you that these measures would be effective in all instances and when conflicts arise, these individuals will act in the best interests of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with the structured entities may be subject to scrutiny by the PRC tax authorities and may result in a  finding that we and the structured entities owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

As a result of our corporate structure and the contractual arrangements between us and our PRC structured entities, we are effectively subject to a 5% PRC business tax or 6% value-added tax, as well as enterprise income tax at the rate of 25% on revenues derived from our contractual arrangements with our PRC structured entities. Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our structured entities and their respective shareholders will be regarded by the PRC tax authorities as arm’s-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our structured entities and their respective shareholders were entered into on an arm’s-length basis. If any of the transactions we have entered into among our wholly-owned subsidiary in China and any of the structured entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may conduct transfer pricing adjustments and adjust the profits and losses of such structured entities and assess more taxes on it. In addition, the PRC tax authorities may impose late payment interest and other penalties on such structured entities for underpayment taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the structured entities increase or if it is found to be subject to late payment interests or other penalties.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by BBII, our subsidiary in China, for our cash requirements, including the funds necessary to service any debt we may incur. If BBII incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may adjust our taxable income under the contractual arrangements BBII currently has in place with the structured entities in a manner that would materially and adversely affect the ability of BBII to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by BBII only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, BBII is also required to set aside a portion of its net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of BBII’s registered capital. Therefore, BBII’s ability is limited in terms of transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If our PRC subsidiary or structured entities become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy substantially all of our assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

As part of the contractual arrangements with BBIT, its shareholders and its subsidiaries, BBIT and its subsidiaries hold operating permits and licenses and substantially all of the assets that are important to the operation of our business. We expect to continue to be dependent on BBIT and its subsidiaries to operate our business in China. If our structured entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If our structured entities undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial position may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Moreover, under current PRC regulations, since December 10, 2005, foreign entities have been allowed to directly own 100% of equity interest of a PRC entity which conducts advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of a PRC advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and more extensive financial resources than we have to compete against us and limit the potential for our growth. However, such restrictions are not implemented in Shanghai Pilot Free Trade Zone. Also see “—Risks Related to Our Business and Industry—Government policies on automobile purchases and ownership may materially affect our results of operations.”

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

We conduct our business primarily through our subsidiaries and structured entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiary and structured entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.

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

Prior to our initial public offering in November 2010, all ultimate shareholders of our company at that time who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of SAFE with respect to their direct or indirect holding of shares in our company. After our initial public offering in December 2010, all of our ultimate shareholders at that time who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader Group, Inc., or AutoTrader Group, in November 2012, certain members of our management purchased an aggregate of 2.4% of our total outstanding shares from a pre-IPO shareholder. In December 2013, we completed a follow-on public offering of 1,264,855 ADSs, each representing one ordinary share, at the public offering price of US$30.00 per ADS. A selling shareholder also offered and sold 1,484,345 ordinary shares. All of the aforesaid management members who are PRC residents are in the process of applying to the Beijing Office of SAFE for foreign exchange registration or amendment of their existing foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company as result of the aforesaid strategic investment by AutoTrader Group and our follow-on public offering. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with Circular 75. We cannot assure you that we will continue to be informed of identities of all PRC residents holding direct or indirect interest in our company in the future. Failure or inability of such individuals and our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

Furthermore, as the interpretation and implementation of these foreign exchange regulations has been constantly evolving and may be uncertain under certain circumstances, it is unclear how these regulations, and any future regulation concerning offshore transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations.

Governmental control of currency conversion may affect the value of your investment.

Under the PRC law, Renminbi is freely convertible to foreign currencies with respect to “current account” transactions, but not with respect to “capital account” transactions. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Approval or registration from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Dividend payments are current account transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from SAFE. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

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

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. As we may rely on dividends and other fees paid to us by our subsidiary and structured entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since the functional currency of our holding company, Bitauto Holdings Limited, is the U.S. dollar while the functional currency of our PRC subsidiary and PRC structured entities is the Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial position.

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

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.

As an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and structured entities, or we may make additional capital contributions to our PRC subsidiary. Such loans to our subsidiary or structured entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to BBII cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to structured entities may also need government approval. Capital contributions to our PRC subsidiary must be approved by the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. Furthermore, SAFE promulgated Circular 59 on November 19, 2010, requiring the governmental authority to closely examine the authenticity of settlement of net proceeds from offshore offerings. In particular, it is specifically required that any net proceed settled from offshore offerings shall be applied in the manner described in the offering documents. On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or Circular 45, to further strengthen and clarify its existing regulations on foreign exchange control under Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as BBII, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting entrusted loans and repaying loans between non-financial enterprises. Further, Circular 45 generally prohibits a foreign invested entity from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. Violations of Circular 142 or Circular 45 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our structured entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our structured entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority. We are a Cayman Islands holding company and we have a wholly owned subsidiary in Hong Kong which in turn holds 100% of the equity interest of BBII, a subsidy located in the PRC. Substantially all of our income may be derived from dividends we receive from BBII. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiary by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. If the PRC tax authorities determine that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; in our case, this would mean that income such as interest on our public offering proceeds and other income sourced from outside the PRC would be subject to PRC enterprise income tax at a rate of 25%. Second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether the dividends we receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Third, dividends payable by us to our non-PRC resident enterprise investors and gains on the sale of shares by such non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individual investors may be subject to PRC individual income tax at a rate of 20%. It is unclear whether, if we were considered a PRC resident enterprise, our non-resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

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

BBII was granted a five-year tax holiday in 2007 and was eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

On April 21, 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39, may choose between the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” and the tax exemption/reduction provided in Circular 39. Enterprises are not allowed to enjoy the 50% reduction of the preferential tax rate for “high and new technology enterprises strongly supported by the state”, which is 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, BBII was not allowed to enjoy the 50% reduction of the preferential tax rate of 15% according to Circular 157, and the applicable income tax rate for BBII was 10% and 11% for 2009 and 2010, respectively. However, in 2011, it was accepted by local governmental authority that BBII was also eligible for the 50% reduction of the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the income tax rate applicable for BBII was 7.5% for the years ended 2009, 2010 and 2011. In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rates of 15% for the year ended December 31, 2012 and 2013 as long as it maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.”

In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the Administrative Measures for the Recognition of Software Enterprise issued by relevant PRC authority in February 2013, which took effect from April 1, 2013, or the New Software Enterprise Measures. Bit EP obtained the “software enterprise” qualification under the New Software Enterprise Measures in May 2013. If BBII or Bit EP fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

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

As of December 31, 2013, we had leased properties in 103 cities in China. With respect to 21 of these leased properties, the lessors failed to provide property title certificates proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a tenant lacks evidence of the landlord’s title or right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, certain lease agreements have not been registered with competent governmental authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors’ failure to register our lease agreements, our business and financial condition may be negatively impacted.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$7.06 to US$35.04 in 2013 and from US$27.10 to US$46.93 to date in 2014. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations and proceeds from public offerings will be sufficient to meet our anticipated cash needs for ordinary operation in the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will distribute to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary and voting takes place at the shareholder meeting by poll. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter may materially and adversely affect the rights of shareholders. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

You may not receive dividends or other distributions if it is unlawful or impracticable to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, determine that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property to you.

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

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. A non-United States corporation, such as our company, will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we treat our PRC structured entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our PRC structured entities for U.S. federal income tax purposes, we would likely be treated as a PFIC.

While we do not expect to be a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2013, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares. Accordingly, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2013. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2013. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our holding company, Bitauto Holdings Limited, was incorporated in the Cayman Islands on October 21, 2005. We conduct substantially all of our business through our operating subsidiary, BBII, and our structured entities in China. We own 100% of the equity of BBII in China through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong on April 27, 2010.

Beijing C&I Advertising Company Limited, or CIG, which was incorporated in 2002, is one of our structured entities in China and provides digital marketing solutions to automakers. Beijing Bitauto Information Technology Company Limited, or BBIT, is another structured entity of ours and was incorporated in 2005. BBIT conducts our bitauto.com business that focuses on new automobiles and subsequently expanded to start our taoche.com (formerly ucar.cn) business that focuses on used automobiles in 2006.

In 2007, we acquired 100% of the ordinary shares of Autoworld Media Company Limited, or Autoworld, a company incorporated in the British Virgin Islands. Autoworld conducts its business operations in China through its subsidiary Autoworld Business Consulting (Shanghai) Co. and its structured entity, Shanghai You Shi Advertising Communication Company Limited, which are referred to collectively as the Autoworld Group. The Autoworld Group provides television advertising services to China’s automotive industry.

From 2007 to 2008, we established or obtained control over several structured entities in the PRC that provide automobile advertising services through radio, television, newspapers and magazines. On June 27, 2008, we distributed cash and the net assets of Autoworld Media Company Limited, Autoworld Business Consulting (Shanghai) Co., Limited and Beijing Carsfun Information Technology Limited to our shareholders. The distribution amounted to RMB12.8 million. On September 22, 2009, we sold a structured entity that provides print-based automobile advertising services to a structured entity of Autoworld.

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

In November 2010, our ADSs began trading on the NYSE with the ticker symbol “BITA”.

In June 2011, we set up Beijing Bit EP Information Technology Company Limited, or Bit EP, to further strengthen our online marketing and CRM platform.

In late 2011, we acquired 100% equity interest in Beijing Bitcar Interactive Information Technology Company Limited, or Bitcar, from two members of our key management personnel in an all-cash transaction that values Bitcar at between RMB45.0 million and RMB63.0 million. We made an initial payment of RMB45.0 million by the end of 2011, subject to a future contingent consideration amounting to the difference between Bitcar’s audited IFRS revenues in 2012 and the initial payment of RMB45.0 million, with a total consideration capped at RMB63.0 million. In March 2013, we made an additional payment of RMB18.0 million (US$3.0 million) for the contingent consideration.

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

In November 2013, we entered into a framework agreement to establish a joint venture with KBB, a leading provider of new and used car information in the United States, and CADA, a national organization representing automobile dealers in China in order to provide automobile valuation services in China.

In December 2013, we completed a follow-on public offering of 1,264,855 ADSs, each representing one ordinary share, at the public offering price of US$30.00 per ADS. A selling shareholder also offered and sold 1,484,345 ordinary shares.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct our operations in China through contractual arrangements among BBII, our structured entities in China and the shareholders of these structured entities. As a result of these contractual arrangements, we control our structured entities and have consolidated the financial information of these structured entities and their subsidiaries in our consolidated financial statements in accordance with IFRS. Earnings of these structured entities are transferred to BBII under the contractual arrangements BBII currently has in place with the structured entities. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the structured entities, which entitle BBII to receive a majority of structured entities’ residual returns. Under the arrangement, the earnings are transferred from BBII to our Hong Kong subsidiary, Bitauto Hong Kong Limited, and subsequently to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, our PRC subsidiary, BBII, is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, BBII, as a foreign-invested enterprise, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

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

Overview

We are a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and taoche.com websites provide consumers with comprehensive up-to-date information on new and used automobile pricing, specifications, reviews and consumer feedback. Our bitauto.com website was the most visited automotive vertical website in China for new automobile pricing information in the fourth quarter of 2013; our taoche.com website is the largest used automobile vertical website in China in terms of unique visitors in the fourth quarter of 2013, according to iResearch. We also distribute our dealer customers’ automobile pricing and promotional information through approximately 600 internet service provider partners as of December 31, 2013, including Tencent, Netease and Qihoo 360. As a result, our automotive database and content had broad consumer reach to China’s internet users.

We manage our businesses in four segments, namely, bitauto.com advertising business, EP platform business, taoche.com business and digital marketing solutions business. Our bitauto.com advertising business offers automakers and dealers a variety of advertising services through our bitauto.com website, and mobile applications, which provide consumers with comprehensive up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. Our EP platform business provides web-based and mobile-based integrated digital marketing and sales assistant solutions and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Our taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website, mobile applications and partners. We also provide advertising services to automakers with certified pre-owned automobile programs and used automobile dealers on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

We have established a nationwide customer base of dealers in China. Our EP platform subscribers increased from 6,302 in 2011 to 9,900 in 2012 and to 13,612 in 2013, while our used automobile listing customers increased from 1,759 in 2011 to 3,084 in 2012 and to 5,200 in 2013.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 82 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 67 placed advertisements on our bitauto.com website as of December 31, 2013. Our diverse customer base of automakers and dealers allows us to cross sell our services, which increases customer loyalty. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

In November 2013, we entered into a framework agreement to establish a joint venture with KBB, a leading provider of new and used car information in the United States, and CADA, a national organization representing automobile dealers in China. The joint venture is expected to draw on our deep understanding of the local market and solid customer base within China’s used car market, KBB’s 87-year history of providing vehicle values, and CADA’s unique position in the industry, as well as its exclusive access to extensive data on China’s used car market. Once established the joint venture is intended to provide nationwide used vehicle valuation services on the internet and via mobile applications to consumers, automakers and auto dealers, as well as insurance, finance and other automotive-related companies that seek used vehicle valuations. We do not expect to fully establish the joint venture until the second half of 2014.

Our revenues were RMB670.0 million, RMB1.1 billion and RMB1.4 billion (US$237.8 million) in 2011, 2012 and 2013, respectively. Under IFRS, we had profits of RMB87.2 million, RMB135.2 million and RMB241.2 million (US$39.8 million) in 2011, 2012 and 2013, respectively. The increase in our profit in 2012 and 2013 were primarily attributable to our business scalability and management efficiency.

Our Services

Until December 31, 2012, we managed businesses in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. In 2012, our Easypass services, which were part of our bitauto.com business, had grown into an automobile marketing and CRM platform providing web-based integrated digital marketing and CRM applications to automobile dealers in China. Our management renamed it as EP platform services and started to oversee and monitor it as a separate business segment in 2013. As a result, starting January 1, 2013, we manage our business in four segments.

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

Our EP platform business

Our EP platform was developed based on our previous Easypass platform in 2012. Our EP platform business provides web-based integrated digital marketing and CRM applications to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management started to oversee and monitor our EP platform services as a separate business segment in 2013. The main service modules on the EP platform include the following:

•	Dealer Listing Service is provided to our EP platform subscribers to help them reach a broad base of purchase-minded consumers. We publish our EP platform subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website. To further broaden our EP platform subscribers’ consumer reach, we have entered into arrangements with approximately 600 partners to become their provider of automobile pricing and promotional information. We automatically feed such information to our partners from our proprietary new automobile database, which is regularly updated and maintained by our dealer customers. We may pay a fixed fee to our major partners for their advertising space.

•	Autosite enables our EP platform subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our Autosite also has interactive features that allow consumers to make online reservations for test drives, indicate purchase interest and ask questions and get answers online from our dealer customers. We also register and maintain independent internet domain names for Autosite users.

•	Autosense is our proprietary advanced advertisement-generating application focusing on automotive content. It allows our EP platform subscribers to create advertisements with accurate keywords and optimize the effectiveness of such advertisements by displaying them on relevant web pages being viewed by web users in a specific geographic location. For example, when a consumer from a certain city opens a web page that contains information on a particular automobile model, Autosense can analyze the consumer’s internet protocol address and keywords on such web page and then display advertisements from dealers who are located near that consumer and have the matching or competing automobile model in their inventory.

•	Ad Maker enables our EP platform subscribers to quickly make their own online advertisement by choosing their preferred professionally pre-designed advertisement materials and template. With Ad Maker, our EP platform subscribers can easily edit their online advertisements without using professional photo software. We also provide advertisement storage space for our EP platform subscribers to save their advertisements on our servers free of charge.

•	Virtual Call Center provides a toll-free number to each dealer for consumer inquiries. Each toll-free number has a virtual voicemail on the EP platform. Approximately 28.4 million call minutes were logged in 2013.

•	Our eCRM Modules offer integrated customer relationship management solutions using cloud-based technology to help our EP platform subscribers establish a complete marketing and sales management system. Our eCRM Modules can help our EP platform subscribers in every step of their marketing and sales activities, such as looking for sales channels and sales opportunities, organizing sales events, managing customers’ files and sales forecast. The data analysis function can help our EP platform subscribers manage, maintain and enhance customer relationship by analyzing their customers’ purchase history and preferences.

We also provide third-party marketing applications on our EP platform, including applications from Baidu, Tencent and NetEase. Our EP platform subscribers can launch their advertisement on third-party websites using such applications.

The service modules described above are made available to our dealer customers. In 2011, 2012 and 2013, we had 6,302, 9,900 and 13,612 EP platform subscribers (formerly known as Easypass platform), respectively.

Our taoche.com business (formerly ucar.cn business)

We generate revenues from our taoche.com business by providing advertising services to automakers and automobile dealers. Our taoche.com website allows consumers to quickly and conveniently navigate through a large used automobile inventory in our database to select the ones that match their specific search criteria. If a consumer is interested in a specific used automobile, he or she will be directed to the selling automobile dealer’s dedicated webpage on taoche.com for contact information and other business information.

Used automobile listing services

We provide service modules specifically developed for the used automobile market to our used automobile dealer customers. Major modules of the applications on our taoche.com website include Used Automobile Listing Service, Online Showroom Development and Maintenance, Virtual Call Center and Used Car Management System. Used car dealer customers may log on to their accounts to access the service modules discussed below.

•	Used Automobile Listing Service is provided to used car dealer customers to list used automobiles on our taoche.com website and our partners, such as Tencent. We are able to display specific automobile dealer listings to taoche.com visitors according to geographic area, automaker, model, configuration, mileage, location and usage history. As a result, used car dealer customers can reach relevant consumers at a high level of precision, a benefit that is unavailable through traditional media forms, such as radio, television, and newspaper advertising.

•	Online Showroom Development and Maintenance is offered to used car dealer customers or automakers with certified pre-owned automobile programs through our applications on our taoche.com website with features similar to the Autosite service module on our EP platform.

•	Virtual Call Center is provided to used car dealer customers and has features similar to the Virtual Call Center service module provided through our EP platform.

•	Used Car Management System is provided to used car dealer customers to help manage the used automobile sales process and business operations, including automobile sales, inventory management, and pre- and post-sales customer relationships. It can analyze sales data, such as the number and type of used automobiles sold in a particular period, and consumer interaction data, such as the number of inquiry calls, to automatically generate management reports.

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

We derive our revenues from the service fees paid by our customers for the digital marketing solutions we provide as well as performance-based rebates from third party media vendors, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on other websites, which is an important source of revenues for us.”

Our Database

Our database is the source of information on our bitauto.com and taoche.com websites and the automobile pricing, promotional and automobile dealer business information on our partners. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our dealer subscription services and advertising services as well as for future expansions. Given the significant amount of time, resources and nationwide network of dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (1) content designed for automobile consumers; (2) dealers’ business and contact information; and (3) new automobile pricings and used automobile listings. As of December 31, 2013, our database contained:

•	Automobile reviews, customer feedback, automobile-related pictures and video clips of more than 7,800 new automobile models;

•	Approximately 27,000 new and used automobile dealers’ business and contact information;

•	Approximately 10 million listings of new automobile pricing information and approximately 5 million listings of new automobile promotional information;

•	Approximately 710,000 used automobile listings;

•	Specifications and features of approximately 1,300 used automobile models; and

•	Approximately 6 million pictures and videos clips.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives located in 140 cities across China, as of December 31, 2013, or by our dealer customers directly. Automobile pricing information is maintained and regularly updated by dealers through our EP platform or applications on our taoche.com website and generally reflects the dealers’ latest price. Specifications and features of each automobile model are collected by our editing team from automakers and dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

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

Product Development

Our internet services are supported and enhanced by a team of more than 400 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We develop and improve our products and services to meet the evolving needs of our customers and users. In 2013, we strengthened various functions of our EP platform and introduced eCRM modules and Ad Maker. We also revamped our used car website with enhanced search function and enriched content.

We spent approximately RMB36.6 million, RMB53.8 million and RMB104.4 million (US$17.2 million) on product development in 2011, 2012 and 2013, respectively. These expenditures represented 5.5%, 5.1% and 7.3% of our total revenues in 2011, 2012 and 2013.

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

We believe our bitauto.com and taoche.com brand names are well recognized throughout China’s automotive industry and our relationships with our partners are well established within the internet marketing industry.

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•	We organized the China Automotive Industry Forum from 2008 to 2010 and have developed it into a significant annual event in China’s automotive industry. The forum featured speakers, such as senior management of automakers and automobile dealer groups, academics and high-level government officials, and was well attended by many industry participants;

•	We organized dealer forums in order to strengthen our relationship with dealer customers;

•	We have been organizing training programs through our Bitauto Academy for owners or executives of our dealer customers;

•	We have been publishing Bitauto newsletters since 2005, which are distributed to automobile dealers throughout China free of charge and can also be made available upon request. These newsletters feature topics that interest automobile dealers, such as relevant automobile market information and government policies, as well as reports on success stories of automobile dealers and their executives;

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing, Shanghai, Guangzhou and Chengdu, and have been one of the most popular and most active participants among China’s automotive vertical websites at many exhibits.

•	We organized and hosted the 2011 Shanghai Automobile Exhibition Symposium, where industry experts discussed China’s automobile market and exchanged views on promoting the healthy development of the automotive dealing sector. Since 2011, we have been hosting the Annual Celebration of Automobiles, which selects and recognizes most popular cars and models and has become one of the most influential events of similar kind in China’s automotive industry;

•	We organized and hosted the 2012 Night of Auto People, which is one of the most prominent events in China’s automobile industry.

•	We contributed to a charity fund in cooperation with Soong Ching Ling Foundation in 2012 and agreed to contribute RMB1 million each year from 2013 to 2017. The fund is devoted to care for people working in the automobile industry and support talent development.

We also provide customer services and training to our dealer customers in order to help them fully utilize the potential of our EP platform and applications on our taoche.com website and foster customer loyalty.

Customers

Our customers consist primarily of automobile dealers and automakers that use one or more of our services, including EP platform, applications on our taoche.com website, advertising and digital marketing solutions. There are more automobile dealer customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. Our EP platform and applications on our taoche.com website have a diverse customer base. No single dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large amounts of their contracts with us. In 2011, 2012 and 2013, revenues from the top three customers in each period accounted for approximately 18.1%, 13.9% and 12.2%, respectively, of our total revenues. No single customer accounted for more than 5% of our total revenues in 2013. In addition, we also generate revenues indirectly from our automaker customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we usually receive performance-based rebates from media vendors, which equal a percentage of qualifying payments for the advertising space purchased and utilized by our customers.

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

Dealer services customers. We have established a large customer base for our dealer services. We had 13,612 EP platform subscribers (formerly known as Easypass platform) and 5,200 used car dealer customers in 2013. We enter into a service agreement with each EP platform subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for EP platform subscribers to terminate the agreement without cause. We also enter into a service agreement with each used car dealer customer which has no fixed term and allows our used car dealer customer to use our services as needed. Under these service agreements, we have the right to require EP platform or used car dealer customers to revise their information to be published through our EP platform or applications on our taoche.com website, respectively, if the information violates applicable laws. Each EP platform or used car dealer customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing information and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information.

Advertising customers. We have a broad base of advertising customers. The combination of a large and purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our bitauto.com and taoche.com websites. Of the approximately 82 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 67 placed advertisements on our bitauto.com website in 2013. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates independently in China and is kept separate from the joint venture partners. In addition to automobile listings through our EP platform or applications on our taoche.com website, many automobile dealers also place advertisements on our bitauto.com and taoche.com websites. In 2013, 3,136 new automobile dealers placed advertisements on our bitauto.com website and 665 used automobile dealers placed advertisements on our taoche.com website.

Digital marketing solutions customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2012, our digital marketing solutions business had 21 automaker customers, 17 of which remained our customers in 2013. As of December 31, 2013, the number of our automaker and auto-related customers increased to 33. On behalf of these automaker customers, we placed RMB601.9 million (US$99.4 million) of online automotive advertisements in 2013, including those placed on our own websites.

Customers of each type of business

Our bitauto.com advertising business and EP platform business

The following table sets forth our customer base in terms of number of customers in each period for our bitauto.com business:

		For the Years Ended December 31,
	2009	2010	2011	2012	2013
Number of EP platform(1) subscribers	1,965	3,512	6,302	9,900	13,612
Number of advertising dealer customers	640	1,124	1,581	2,248	3,136
Number of advertising automaker customers	51	59	63	60	67

(1)	Our EP platform was developed based on our previous Easypass platform in 2012 and has grown into an automobile marketing and CRM platform. In 2012 and previous years, our Easypass services were part of our bitauto.com business. Our management oversees and monitors the EP platform services as a separate business segment in 2013.

Our taoche.com business

Due to the limited operating history of our taoche.com business, the following table sets forth the customer base of our taoche.com business for 2011, 2012 and 2013 in terms of the number of used car dealer customers and the number of advertising customers:

	For the Years Ended December 31,
	2011	2012	2013
Number of used car dealer customers	1,759	3,084	5,200
Number of advertising customers	411	539	665

Our digital marketing solutions business

The following table sets forth our customer base in terms of number of automaker and auto-related customers and the number of recurring automaker customers for our digital marketing solutions business for the periods indicated:

	For the Years Ended December 31,
	2009	2010	2011	2012	2013
Number of automaker and auto-related customers	10	12	22	21	33
Number of recurring automaker and auto-related customers	10	10	11	17	17

Competition

We face competition in each line of our services:

•	Our bitauto.com advertising business and EP platform business face competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media, and recently from social networking websites and internet video websites. Competition with other websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. With respect to our new automobile dealer subscription services, we also face competitions from pcauto.com.cn and autohome.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing information and website traffic.

•	Our taoche.com business faces competition from other used automobile websites as well as other websites and media that publish used automobile information in China. The parameters of competition are similar to those of our bitauto.com advertising business, except that the competition for our taoche.com business is more focused on the size of used automobile inventory and market penetration among used automobile dealers.

•	Our digital marketing solutions business faces competition from other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising and Beijing Catch Stone Advertising. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

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

As an internet content provider, we release information related the automotive industry to internet users. In the event that such activities are deemed to be internet news releasing services, we will be required to obtain an internet news releasing service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to our service scale, we would not be required to obtain the internet news releasing license because we only post industry-related news produced by others and we do ourselves not edit or compose such news. On our websites, we clearly indicate our news sources. However, if any of the internet news posted on our website is deemed by the government to be political in nature, relate to macroeconomics, or otherwise require such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news releasing regulations, the PRC regulatory authorities may suspend the illegal activities and impose a fine exceeding RMB10,000 but not more than RMB30,000. In serious cases, the PRC regulatory authorities may even suspend the internet service or internet access.

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

In addition to the internet audio-video program operating license, the internet audio-video program measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be “internet movie producing.” BBIT holds an operating license for the production of radio and television program, effective until July 2, 2014. We will apply with the competent governmental authority to renew such license in June 2014.

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

We conduct our businesses in China primarily through three sets of contractual arrangements. BBII has contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. BBIT holds a regional ICP license, which is one kind of value-added telecommunications licenses, to conduct internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its ICP license. BBIT owns all the trademarks used for its internet information services on its websites. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among BBII, BBIT, CIG, BEAM and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

Limitations on Foreign Ownership in the Advertising Industry

The main regulations governing foreign ownership in the PRC advertising industry include:

•	The Catalogue for Guiding Foreign Investment in Industry (as amended in 2011);

•	The Provisions on Administration for Foreign-invested Advertising Enterprises (as amended in 2008); and

•	The Notice Regarding Investment in the Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

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

We conduct businesses in China primarily through contractual arrangements with BBIT, CIG and BEAM and their respective shareholders. The shareholders of both BBIT and CIG are Bin Li and Weihai Qu. The shareholders of BEAM are Bin Li, Weihai Qu and Jingning Shao, holding 80%, 19% and 1% equity interest, respectively. Prior to our initial public offering in 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader in November 2012, certain members of our management purchased an aggregate of 2.4% of our total outstanding shares from other existing shareholders. All of these management members who are PRC residents are in process of preparing relevant documents as required by the Beijing office of SAFE to amend their foreign exchange registration in accordance with Circular 75 to reflect the change in their shareholding in the company. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with Circular 75. Failure or inability of our PRC resident shareholders to comply with the registration requirements set forth in Circular 75 may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to us, make other distributions or otherwise adversely affect our business.

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

In 2006, 2010 and 2012, our board of directors adopted the 2006 Plan, the 2010 Plan and the 2012 Plan, respectively, pursuant to which, we may issue employee stock options to our qualified employees and directors on a regular basis. We have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange at the time of our initial public offering in 2010. We have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with Circular 7. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders who are PRC residents can successfully register with the State Administration of Foreign Exchange in full compliance with Circular 7. The failure of our PRC individual beneficiary owners and the stock options holders to complete their registration pursuant to Circular 7 and other foreign exchange requirements may subject these PRC residents to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

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

SPV Regulation and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, which took effect on September 8, 2006 and was amended on June 22, 2009. The SPV Regulation purports to require an offshore “special purpose vehicle” to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, and under the SPV Regulation, “special purpose vehicle” is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interests in PRC companies on overseas stock exchanges. On September 21, 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by special purpose vehicles. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the SPV Regulation and the requirement of the CSRC approval apply. Up to the date of this annual report, the CSRC has not issued any rules or written interpretation clarifying whether offerings like our initial public offering in November 2010 and follow-on public offering in 2013 are subject to this new procedure.

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

In addition, another notice issued by the State Administration for Foreign Exchange, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The State Administration for Foreign Exchange further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the State Administration for Foreign Exchange, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. On November 16, 2011, SAFE promulgated Circular 45 to further strengthen and clarify its existing regulations on foreign exchange control under Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises such as BBII, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans and repaying loans between non-financial enterprises. Any violation of Circular 142 or Circular 45 may result in severe penalties, including substantial fines. If our structured entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our structured entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

Regulation on Tax

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

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Measures, pursuant to which, the entities which have the direct obligation to make the following payment to a non-resident enterprise shall be the relevant tax withholding agents for such non-resident enterprise, and such payment includes: income from equity investment (including dividends and other return on investment), interest, rents, royalties, and income from assignment of property as well as other income subject to enterprise income tax received by non-resident enterprises in China. Further, the Measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise.

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

Beijing Bitauto Internet Information Company Limited, or BBII, was granted a five year tax holiday in 2007 and was eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the Circular Guofa [2007] No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

On April 21, 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39, may choose the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not within the scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. In October 2011, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rate of 15%, as long as it maintains its qualification and continues to meet relevant requirements as a “High and New Technology Enterprise.” In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the New Software Enterprise Measure issued by relevant PRC authority in February 2013. Bit EP obtained the “software enterprise” qualification under the New Software Enterprise Measures in May 2013. If BBII or Bit EP fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

PRC Value-added Tax (“VAT”) in lieu of Business Tax (the “VAT Pilot Program”)

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. The Ministry of Finance and the SAT jointly issued the Circular 37 on May 24, 2013, expanding the VAT Pilot Program nationwide effective August 1, 2013, and also issued Circular 106 on December 12, 2013, replacing Circular 37 and further expanding the VAT Pilot Program to cover railway transport industry and postal service industry nationwide effective January 1, 2014.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure of principal operating entities as of the date of this annual report:

(1)	Bin Li and Weihai Qu hold 80% and 20% equity interest in CIG, respectively.
(2)	Bin Li and Weihai Qu hold 80% and 20% equity interest in BBIT, respectively.
(3)	Bin Li, Jingning Shao and Weihai Qu hold 80%, 1% and 19% equity interest in BEAM, respectively.
(4)	Beijing Bitauto Interactive Advertising Company Limited is 75% owned by CIG and 25% owned by BBIT.
(5)	Beijing You Jie Information Company Limited is 80% owned by CIG and 20% owned by BBIT.
(6)	Beijing Taoche Information Technology Company Limited (formerly known as You Jie Wei Ye (Beijing) Culture Media Company Limited) is 80% owned by CIG and 20% owned by BBIT.
(7)	Beijing BitOne Technology Company Limited is 80% owned by BBIT and 20% owned by CIG.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office spaces in three office buildings with a combined area of approximately 11,072.6 square meters as of December 31, 2013. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases in Beijing generally have terms from one to three years and may be renewed upon expiration of the lease terms. We generally make monthly rental payments. In addition, we lease office spaces in 102 other cities across China for our subsidiaries and branch offices.

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

Overview

We are a leading provider of internet content and marketing services for China’s fast-growing automotive industry. We manage our businesses in four segments, namely, bitauto.com advertising business, EP platform business, taoche.com business and digital marketing solutions business. Our bitauto.com advertising business offers automakers and dealers a variety of advertising services through our bitauto.com website, and mobile applications, which provide consumers with comprehensive up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. Our EP platform business provides web-based and mobile-based integrated digital marketing and sales assistant solutions and customer relationship management (CRM) applications to new automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Our taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website, mobile applications and partners. We also provide advertising services to automakers with certified pre-owned automobile programs and used automobile dealers on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

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

On May 31, 2010, we distributed certain of our structured entities that provided advertising services focusing on traditional media forms such as radio, television, newspapers and magazines, to our shareholders. We discontinued these businesses because we intend to focus on our long-term growth strategy to provide internet content and marketing services for China’s automotive industry. The financial results associated with these distributed entities have been presented as discontinued operations for all periods presented in this annual report. Unless otherwise indicated, all the financial and operating data discussed in this annual report relate to our continuing operations only.

Revenues were RMB670.0 million, RMB1.1 billion and RMB1.4 billion (US$237.8 million) in 2011, 2012 and 2013, respectively. In 2013, revenues from our bitauto.com advertising, EP platform, taoche.com and digital marketing solutions businesses accounted for 50.2%, 34.0%, 1.5% and 14.3% of our total revenues, respectively. We had profits of RMB87.2 million, RMB135.2 million and RMB241.2 million (US$39.8 million) in 2011, 2012 and 2013, respectively. The increase in our profit in 2012 and 2013 were primarily attributable to our business scalability and management efficiency.

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

Market penetration of our bitauto.com advertising business and our EP platform business. Revenues from our bitauto.com advertising business are directly affected by the amount of advertisements placed by dealers and automakers on our bitauto.com website. Revenues from our EP platform business are directly affected by the number of subscribers to our EP platform and their spendings. Our business and results of operations will depend significantly on our ability to grow our dealer customer base, including expanding our services into new geographic areas and providing additional services to our existing dealer customers. In addition, the content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our bitauto.com website, which in turn would affect automotive advertisers’ spending on our bitauto.com website. Finally, we believe our automotive content’s broad consumer reach achieved through our own automotive vertical websites and our partners is also a factor considered by our automobile dealer customers when choosing our subscription services.

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

Key Components of Results of Operations

Revenues

In 2013, we generated total revenues of RMB1.4 billion (US$237.8 million). The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues, for the periods presented.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
bitauto.com advertising business	304,450	45.4	482,399	45.6	722,103	119,284	50.2
EP platform business	158,847	23.8	358,174	34.0	489,820	80,912	34.0
taoche.com business	28,143	4.2	21,624	2.0	21,709	3,586	1.5
Digital marketing solutions business	178,514	26.6	194,709	18.4	205,700	33,979	14.3

Total revenues	669,954	100.0	1,056,906	100.0	1,439,332	237,761	100.0

Our bitauto.com advertising business

Revenues from our bitauto.com advertising business accounted for 45.4%, 45.6% and 50.2% of our total revenues in 2011, 2012 and 2013. We generate revenues through our bitauto.com website by providing advertising services to automakers and dealers. We generate advertising revenues from our bitauto.com website through selling advertisements to automakers and dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Of the approximately 82 automakers in China, consisting of international and Chinese automobile manufacturers and their joint venture with independent sales networks and marketing capabilities and annual sales volume of 17.93 million passenger automobiles, 67 placed advertisements on our bitauto.com website in 2013. With increasing internet usage in China, we expect that automakers and automobile dealers’ online advertising spending will continue to grow and our bitauto.com website will continue to benefit from such growth.

Our EP platform business

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

We generate revenues from new automobile dealer subscription services by charging EP platform subscribers a subscription fee. We had 6,302, 9,900 and 13,612 EP platform subscribers (formerly known as Easypass platform) in 2011, 2012 and 2013, respectively. Our revenues from new automobile dealer subscription services were RMB158.8 million, RMB358.2 million and RMB489.8 million (US$80.9 million) in 2011, 2012 and 2013, respectively, representing 23.8%, 34.0% and 34.0% of our total revenues in the respective periods.

Our taoche.com business

Revenues from our taoche.com business accounted for 4.2%, 2.0% and 1.5% of our total revenues in 2011, 2012 and 2013, respectively. We generate revenues from our taoche.com website by providing advertising services to automobile dealers and automakers and providing listing services to used automobile dealers through our proprietary applications on our taoche.com website. Dealers pay fees each time they use our applications on our taoche.com website. Our revenues from used automobile listing services were RMB7.8 million, RMB5.3 million and RMB2.0 million (US$0.3 million) in 2011, 2012 and 2013, respectively. During 2013, we did not have any revenue generated from used automobile listing service transactions. The revenue recognized for the year ended December 31, 2013 was related to 2012 transactions. Our taoche.com website also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to used automobile dealers and automakers with certified pre-owned automobile programs. Most of China’s automakers with certified pre-owned automobile programs, as well as a significant number of used automobile dealerships, have been placing advertisements on our taoche.com website. Our revenues from advertising services on our taoche.com website were RMB20.3 million, RMB16.3 million and RMB19.7 million (US$3.3 million) in 2011, 2012 and 2013, respectively, representing 3.0%, 1.5% and 1.4% of our total revenues in the respective periods. We expect that China’s used automobile market will continue to grow and the number of used automobiles listed on our taoche.com website for sale and the number of customers of our used automobile listing services will likewise increase. A number of automakers in China have started to promote their certified pre-owned automobiles and have been allocating more of their advertising budgets to establish their certified pre-owned automobile brands. We believe our taoche.com business could benefit from the growth of China’s used automobile market.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 26.6%, 18.4%, and 14.3% of our total revenues in 2011, 2012 and 2013, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services and project-based fees. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our bitauto.com advertising business, EP platform business and taoche.com business mainly includes fees paid to our partners to distribute our dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, equipment depreciation, intangible assets amortization, purchase of handheld devices, business taxes, and tax related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost, salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees, business taxes, and tax related surcharges.

The following table sets forth our cost of revenues in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Total revenues	669,954	100.0	1,056,906	100.0	1,439,332	237,761	100.0

Cost of revenues:
bitauto.com advertising business	56,327	8.4	71,549	6.8	94,469	15,605	6.6
EP platform business	48,010	7.2	90,040	8.5	105,023	17,349	7.3
taoche.com business	37,600	5.6	38,541	3.6	32,951	5,443	2.3
Digital marketing solutions business	71,833	10.7	92,021	8.7	102,755	16,974	7.1

Total cost of revenues	213,770	31.9	292,151	27.6	335,198	55,371	23.3

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	sales and marketing expenses we incurred to promote our brand image through marketing activities on search engines and navigation sites, and events such as automotive exhibitions and industry forums;

•	office expenses for our daily operations, and traveling and communication expenses;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from the 2006 Plan, the 2010 Plan and the 2012 Plan;

•	provision for bad debts;

•	depreciation and amortization; and

•	others that include stamp duties, professional fees, training fees and delivery costs.

The following table sets forth our selling and administrative expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	669,954	100.0	1,056,906	100.0	1,439,332	237,761	100.0

Selling and administrative expenses:
Salaries and benefits	128,185	19.1	201,587	19.1	262,278	43,325	18.2
Sales and marketing expenses	129,680	19.4	235,380	22.3	334,503	55,256	23.2
Office expenses	29,925	4.5	38,974	3.7	41,413	6,841	2.9
Operating lease expenses	18,312	2.7	28,954	2.7	37,935	6,266	2.6
Share-based payment	18,717	2.8	13,286	1.3	19,386	3,202	1.3
Provision for bad debts	2,087	0.3	10,023	0.9	10,349	1,710	0.7
Depreciation and amortization	12,167	1.8	18,027	1.7	25,743	4,252	1.8
Others	8,661	1.3	11,124	1.1	17,262	2,852	1.2

Total selling and administrative expenses	347,734	51.9	557,355	52.8	748,869	123,704	51.9

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB36.6 million, RMB53.8 and RMB104.4 million (US$17.2 million) in 2011, 2012 and 2013, respectively, representing 5.5%, 5.1% and 7.3% of our total revenues in the respective periods.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary Bitauto Hong Kong Limited did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2011, 2012 and 2013. Accordingly, we did not pay Hong Kong profit tax during these periods.

PRC

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiary, 100% of our equity interests in our subsidiary in the PRC. Our business operations are principally conducted through our PRC subsidiary and its structured entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiary owns 100% of our PRC subsidiary, under the aforesaid arrangement, any dividends that our PRC subsidiary pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

The implementation rules of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% if such shareholders are non-PRC resident enterprises or up to 20% if such shareholders are non-PRC resident individuals, and it is not clear whether the tax treaty benefit would be applicable in such cases.

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

See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.”

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province in 2012. On May 24, 2013, the Ministry of Finance and the SAT jointly issued the Circular 37, expanding the VAT Pilot Program nationwide effective August 1, 2013. Circular 106 replaced Circular 37 and expanded the VAT Pilot Program to cover railway transport industry and postal service industry nationwide effective January 1, 2014.

For the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Our entities have been subject to a 6% value-added tax since the respective effective time of the VAT Pilot Program for our services that are deemed by the relevant tax authorities to be within the relevant industries.

For more information on PRC tax regulations, see “Item 4. Information on the Company—B. Regulation—Regulation on Tax” and “ Item 10. Additional Information—E. Taxation.”

Foreign Currency Exchange Difference

Our presentation currency is Renminbi. The functional currency of our holding company, Bitauto Holdings Limited, and our wholly owned subsidiary, Bitauto Hong Kong Limited, is the U.S. dollar, while the functional currency of our PRC subsidiary and structured entities is the Renminbi. We recognize exchange differences arising on the currency translation in other comprehensive income when we consolidate our holding company, wholly-owned Hong Kong subsidiary and our PRC subsidiary and structured entities.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with IFRS, as issued by the IASB, which requires us to make significant judgments, estimates and assumptions that effect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

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

New automobile dealer subscription services. We provide digital marketing solution and customer relationship management services to new car dealers. We make available throughout the subscription or listing period a proprietary platform linked to our website or media vendors’ websites where auto dealers can manage their customer relationships, and publish information, such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Additionally, we provide customer relationship management services on mobile internet enabled sales tools to auto dealers. The revenue is recognized when the services have been rendered and the collectability is reasonably assured. Revenues from dealer subscription and listing services are reported at a gross amount.

We invoice our customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. We record amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in our consolidated statements of financial position.

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

Advertising services. Revenues from advertising activities are recognized when the advertisements are published over the stated display period on our bitauto.com or taoche.com websites and when the collectability is reasonably assured. We also organize promotional events to help customers promote their products. We recognize revenue from organizing promotional events when the services have been rendered, and the collectability is reasonably assured. Revenues from advertising services are reported at a gross amount.

Agent services. We receive commissions for assisting customers in placing advertisements on media vendor websites. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. We also receive performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers we represent. However, we do not provide or receive any rebates when placing advertisements on our own websites. Revenue is recognized when the amounts of these performance–based rebates are probable and reasonably estimable. We also provide other services to assist customers, such as, public relations and marketing campaign project based services, website design, setup and maintenance services. We recognize public relations and marketing campaign project based services revenue when the services have been rendered, and the collectability is reasonably assured. Revenue from development services is recognized when the services have been rendered, which is once the design and setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period.

Foreign currencies

Our presentation currency is the RMB. We and our subsidiaries and the structured entities individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of us and our wholly owned subsidiary Bitauto HK is the U.S. dollar (US$), while the functional currency of BBII and the structured entities is the RMB. Since our operations are primarily denominated in the RMB, we have chosen the RMB as the presentation currency for the consolidated financial statements.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, trade receivables, bills receivables, other receivables, other financial assets, trade payables, other payables and interest-bearing borrowing. The fair values of cash and cash equivalents, bills receivables, other receivables, trade payables, other payables and interest-bearing borrowing approximate their carrying amounts largely due to the short-term maturity of these instruments. The fair value of the trade receivables have been calculated by discounting the expected further cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities. The fair value of financial assets at fair value through profit or loss and available-for-sale investments is estimated using appropriate valuation techniques.

Fair value measurement

We determine the policies and procedures for fair value measurements.

Independent appraisers are involved for valuation of significant assets, such as financial assets at fair value through profit or loss and available-for-sale investments. Selection criteria of the independent appraisers include market knowledge, reputation, independence and whether professional standards are maintained. We decide, after discussions with our independent appraisers, which valuation techniques and inputs to use for each case.

At each reporting date, we analyze the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per our accounting policies. For this analysis, we verify the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

We, in conjunction with our independent appraisers, also compare significant changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, we have determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.

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

For available-for-sale financial investments, we assessed at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If any such evidence exists for available-for-sale investments, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

Property, plant and equipment and intangible assets - estimated useful lives and residual values

We determine the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that we intend to derive future economic benefits from the use of intangible assets. Management will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

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

On August 7, 2012, we adopted the 2012 Plan under which we have reserved 1,908,180 ordinary shares to motivate, attract and retain employees and directors. The 2012 Plan permits the awards of options, restricted shares or restricted share units (“RSUs”).

On August 7, 2013, we granted 400,000 RSUs with graded vesting terms to a senior executive under the 2012 Plan. The grant of RSUs may only vest if the total revenues of us in any fiscal year from 2013 to 2016 equal or exceed 125% of our total revenues for the immediately preceding fiscal year. In the event that our total revenues in any fiscal year from 2013 to 2016 are lower than 125% of the total revenues for the immediately preceding fiscal year, the senior executive shall not be eligible to receive such performance-based RSUs on August 7 of the following fiscal year. If the respective revenue performance targets are achieved for each fiscal year, the first 30% of the RSUs would vest on August 7, 2014, the second 30% of the RSUs would vest on August 7, 2015, the third 20% of the RSUs would vest on August 7, 2016 and the remaining 20% of the RSUs would vest on August 7, 2017.

On October 1, 2013, we granted 40,000 RSUs with graded vesting terms to a director under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the Grant Date each year within four years of the award.

On December 25, 2013, we granted 100,000 RSUs with graded vesting terms to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the Grant Date each year within four years of the award.

As of March 31, 2014, options related to 391,758.5 shares granted under the 2006 Plan with an aggregate fair value of US$1.1 million were outstanding, of which options related to 358,066 shares have been fully vested. Options related to 2,618,027.5 shares granted under the 2010 Plan with an aggregate fair value of US$6.7 million were outstanding, of which options related to 1,676,278 shares have been fully vested. 540,000 RSUs granted under the 2012 Plan with an aggregate fair value of US$8.4 million were outstanding with no RSU fully vested. Options related to 202,188 shares have been forfeited as a result of certain employees terminating their services with us.

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

The income approach involves applying discounted cash flow analysis based on our projected cash flow using management’s best estimate as of the valuation dates. Estimating future cash flow requires us to analyze projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. Our projected revenues were based on expected annual growth rates derived from a combination of our historical experience and the general trend in China’s automotive industry. The revenue and cost assumptions we used are consistent with our long-range business plan and market conditions in the online marketing and advertising industry. We also have to make complex and subjective judgments regarding our unique business risks, the liquidity of our shares and our limited operating history and future prospects at the time of grant or re-measurement. Other assumptions we used in deriving the fair value of our equity include:

•	no material changes will occur in the applicable future periods in the existing political, legal, fiscal or economic conditions and in the automotive advertising industry in China;

•	no material changes will occur in the current taxation law in China and the applicable tax rates will remain unchanged;

•	exchange rates and interest rates in the applicable future periods will not differ materially from the current rates;

•	our future growth will not be constrained by lack of funding;

•	we have the ability to retain competent management and key personnel to support our on-going operations; and

•	industry trends and market conditions for the advertising and related industries will not deviate significantly from current forecasts.

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

Fair value of RSUs

For performance-based RSUs, we evaluate if performance conditions are probable in each reporting period. The share-based payment expense of RSUs is recognized ratably over the implicit service period if achieving performance conditions is probable. The fair value of services received in return for RSUs granted was measured by reference to the fair value of the RSUs granted, which was based on the closing price of our ADSs on the grant date.

The following table lists weighted-average fair value per RSU for the 2012 Plan on the date of grant:

The 2012 Plan
Grant date	August 7, 2013	October 1, 2013	December 25, 2013
Weighted-average fair value per RSU granted	US$12.00	US$17.95	US$29.01

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

Key assumptions were used in the value in use calculation of each cash-generating unit as of December 31, 2011, 2012 and 2013. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

•	Budgeted gross margins. The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

•	Discount rates. The discount rates applied to the cash flow projections was 20% and cash flows beyond the five-year period are extrapolated using growth rates of 3%. The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

We performed an annual impairment test as of the balance sheet date to assess the cash-generating units’ respective recoverable amounts, and concluded that there was no impairment as the recoverable amounts of the cash-generating units exceeded their carrying amounts. There were no indicators of impairment noted as of December 31, 2011, 2012 and 2013, respectively.

Cash-generating unit (“CGU”) for goodwill impairment testing

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as our Chief Executive Officer. Until December 31, 2012, we managed our business in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. In late 2012, the Easypass services, which were part of the bitauto.com business, had grown into an automobile marketing and customer relationship management (“CRM”) platform providing web-based integrated digital marketing and CRM applications to automobile dealers in the PRC, collectively known as “EP platform business”. Based on the above, we started to oversee and monitor the EP platform business as a separate business unit starting January 1, 2013. As a result, starting January 1, 2013, the chief operating decision maker has identified the EP platform business as a separate segment in accordance with IFRS 8 Operating Segments.

The Bitcar and Bit EP legal entities that respectively benefit from the synergies of the acquisition of Bitcar belong to the same EP platform business segment. As of January 1, 2013, we concluded that there was no impairment associated with the goodwill allocated to the Bitcar and Bit EP legal entities, respectively. We also started to monitor the total goodwill associated with the Bitcar acquisition on a combined basis at the EP platform business segment level starting January 1, 2013. Based on the above, our lowest level at which goodwill is monitored for internal management purposes is the EP platform business segment level. Therefore, goodwill was allocated to the EP platform business segment for impairment testing as of December 31, 2013

Intangible assets with finite lives

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

We evaluate our intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of intangible assets may not be recoverable. If such an indication exists, we estimate the asset’s recoverable amount. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2011, 2012 and 2013, respectively.

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

Investments in an associate and joint ventures

Our investments in an associate and joint ventures are accounted for using the equity method. An associate is an entity in which we have significant influence. A joint venture is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity. Under the equity method, the investments in the associate and the joint ventures are carried on at cost plus post acquisition changes in our share of net assets of the associate and the joint ventures. Goodwill relating to the associate and the joint ventures is included in the carrying amount of the investments and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects our share of the results of operations of the associate and the joint ventures. Any change in other comprehensive income of those investees is presented as part of our other comprehensive income. Unrealized gains and losses resulting from transactions between us and the associate and the joint ventures are eliminated to the extent of the interests in the associate and the joint ventures.

Our share of profit of an associate and joint ventures is the profit attributable to equity holders of the associate and the joint ventures and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate and the joint ventures. The financial statements of the associate and the joint ventures are prepared for the same reporting period as us. When necessary, adjustments are made to bring the accounting policies in line with us. After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in our associate and joint ventures. We determine at each reporting date whether there is any objective evidence that the investments in the associate and the joint ventures are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associate and the joint ventures and its carrying value and recognize the amount in the share of profit of the associate and the joint ventures in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associate, or joint control over the joint ventures, we measure and recognize any retaining investments at their fair value. Any difference between the carrying amount of the associate and the joint ventures upon loss of significant influence or joint control and the fair value of the retained investments and proceeds from disposal is recognized in profit or loss.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)

Revenue	669,954	1,056,906	1,439,332	237,761
Cost of revenue	(213,770)	(292,151)	(335,198)	(55,371)

Gross profit	456,184	764,755	1,104,134	182,390
Selling and administrative expenses(1)	(347,734)	(557,355)	(748,869)	(123,704)
Product development expenses	(36,635)	(53,795)	(104,406)	(17,247)

Operating profit	71,815	153,605	250,859	41,439
Other income	24,840	6,580	12,419	2,051
Other expenses	(2,372)	(7,280)	(6,893)	(1,139)
Interest income	3,963	5,535	8,111	1,340
Interest expense	(1,238)	(3,772)	(2,751)	(454)
Changes in fair value of financial assets	—	(267)	—	—
Share of (losses)/profits of an associate and joint ventures(2)	(77)	(316)	1,738	287

Profit before tax	96,931	154,085	263,483	43,524
Income tax expense	(9,758)	(18,923)	(22,255)	(3,676)

Profit for the year	87,173	135,162	241,228	39,848

(1)	Including share-based payments of RMB18.7 million, RMB13.3 million and RMB19.4 (US$3.2 million) in 2011, 2012 and 2013, respectively and including non-capitalized follow-on public offering expenses of RMB2.6 million (US$0.4 million) in 2013.
(2)	On May 24, 2011, we acquired a 49% interest in Beijing Xinchuang Interactive Advertising Company Limited, or BXIA, whose principal activities are to provide advertising services. During the year ended December 31, 2013, our share of the loss of BXIA was only RMB0.4 million (US$0.06 million).

On October 31, 2012, we acquired a 20% interest in Target Net (Beijing) Technology Company Limited, or TNBT, a joint venture whose principal activities are to provide advertising services and system integration services. During the year ended December 31, 2013, our share of the profit of TNBT was RMB2.3 million (US$0.4 million).

On November 6, 2013, we acquired a 10% interest in Shanghai Eclicks Network Co., Ltd., or Eclicks, a joint venture whose principal activities are to develop mobile applications. During the year ended December 31, 2013, our share of the loss of Eclicks was RMB0.1 million (US$0.02 million).

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue. Our total revenue increased by 36.2% from RMB1.1 billion in 2012 to RMB1.4 billion (US$237.8 million) in 2013. This increase was primarily due to the growth of the bitauto.com advertising business and the EP platform business.

Our bitauto.com advertising business. Revenue from our bitauto.com advertising business increased by 49.7% from RMB482.4 million in 2012 to RMB722.1 million (US$119.3 million) in 2013. The increase was due to better brand recognition of the bitauto.com website and an increase in advertising spending by OEM customers.

Our EP platform business. Revenue from our EP platform business increased by 36.8% from 358.2 million in 2012 to RMB489.8 million (US$80.9 million) in 2013. The increase was due to an increase in both the number of paid subscribers and months of paid subscription from 2012.

Our taoche.com business. Revenue from our taoche.com business increased by 0.4% from RMB21.6 million in 2012 to RMB21.7 million (US$3.6 million) in 2013. Our advertising customers increased from 539 in 2012 to 665 in 2013, and our used car dealer customers increased from 3,084 in 2012 to 5,200 in 2013. Revenue from our advertising services on our taoche.com website increased from RMB16.3 million in 2012 to RMB19.7 million (US$3.3 million) in 2013. Revenue from our used automobile dealer listing services decreased from RMB5.3 million in 2012 to RMB2.0 million (US$0.3 million) in 2013.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 5.6% from RMB194.7 million in 2012 to RMB205.7 million (US$34.0 million) in 2013. The increase was attributable to an increase in the number of advertising customers and an increase in spending on advertising and events by certain customers.

Cost of Revenue. Our cost of revenue increased by 14.7% from RMB292.2 million in 2012 to RMB335.2 million (US$55.4 million) in 2013.

Our bitauto.com advertising business. Cost of revenue from our bitauto.com advertising business increased by 32.0% from RMB71.5 million in 2012 to RMB94.5 million (US$15.6 million) in 2013. The increase was due to an increase of RMB8.1 million (US$1.3 million) in personnel-related expenses, an increase of RMB7.1 million (US$1.2 million) in higher-direct-cost services, as well as an increase of RMB6.7 million (US$1.1 million) in content distribution costs.

Our EP platform business. Cost of revenue from our EP platform business increased by 16.6% from RMB90.0 in 2012 to RMB105.0 million (US$17.3 million) in 2013. This increase was mainly due to an increase of RMB20.4 million (US$3.4 million) in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information, as well as an increase of RMB19.5 million (US$3.2 million) in higher-direct-cost services, offset by a decrease of RMB11.4 million (US$1.9 million) in business taxes and tax related surcharges, and a decrease of RMB10.9 million (US$1.8 million) in purchase of handheld devices, which support our digital point-of-sales system on behalf of our auto dealer customers of Bitcar.

Our taoche.com business. Cost of revenue from our taoche.com business decreased by 14.5% from RMB38.5 million in 2012 to RMB33.0 million (US$5.4 million) in 2013. This decrease was largely due to a decrease in fees paid to partners.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 11.7% from RMB92.0 million in 2012 to RMB102.8 million (US$17.0 million) in 2013. This increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers.

Gross Profit. Our gross profit increased by 44.4% from RMB764.8 million in 2012 to RMB1.1 billion (US$182.4 million) in 2013.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 34.4% from RMB557.4 million in 2012 to RMB748.9 million (US$123.7 million) in 2013. This increase was primarily attributable to an increase in selling and administrative headcount, and an increase in employee salaries and benefits, as well as an increase in expenses relating to our search engine marketing efforts and mobile marketing efforts.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 30.1% from RMB201.6 million in 2012 to RMB262.3 million (US$43.3 million) in 2013. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Sales and marketing expenses. Our sales and marketing expenses increased by 42.1% from RMB235.4 million in 2012 to RMB334.5 million (US$55.3 million) in 2013. This increase was mainly due to an increase in expenses relating to the search engine and mobile marketing efforts.

Office expenses. Our office expenses increased by 6.3% from RMB39.0 million in 2012 to RMB41.4 million (US$6.8 million) in 2013. This increase was in line with the operation growth.

Operating lease expenses. Our operating lease expenses increased by 31.0% from RMB29.0 million in 2012 to RMB37.9 million (US$6.3 million) in 2013, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 94.1% from RMB53.8 million in 2012 to RMB104.4 million (US$17.2 million) in 2013. This increase was primarily due to an increase in product development headcount and their related expenses.

Income Tax Expense. Our income tax expense increased from RMB18.9 million in 2012 to RMB22.3 million (US$3.7 million) in 2013. This increase was primarily because of an increase in taxable profit.

Profit for the Year. As a result of foregoing, our profit increased from RMB135.2 million in 2012 to RMB241.2 million (US$39.8 million) in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenue. Our total revenue increased by 57.8% from RMB670.0 million in 2011 to RMB1.1 billion in 2012. This increase was primarily due to the growth of our bitauto.com advertising business and the EP platform business.

Our bitauto.com advertising business. Revenue from our bitauto.com advertising business increased by 58.4% from RMB304.5 million in 2011 to RMB482.4 million in 2012, mainly due to better brand recognition of the bitauto.com website, the increased number of customers placing advertisements on our bitauto.com website and the increased average advertising spending by the customers.

Our EP platform business. Revenue from our EP platform business increased from RMB158.8 million in 2011 to RMB358.2 million in 2012, primarily because our EP platform subscribers increased by 57.1% to 9,900 in 2012 from 6,302 in 2011.

Our taoche.com business. Revenue from our taoche.com business decreased by 23.2% from RMB28.1 million in 2011 to RMB21.6 million in 2012. This decrease was mainly driven by our annual sales policy adjustments which led to a reduction in fee paying dealer customers. Our advertising customers increased from 411 in 2011 to 539 in 2012, and our used car dealer customers increased from 1,759 in 2011 to 3,084 in 2012. Revenue from our advertising services on our taoche.com website decreased from RMB20.3 million in 2011 to RMB16.3 million in 2012. Revenue from our used automobile dealer listing services decreased from RMB7.8 million in 2011 to RMB5.3 million in 2012.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 9.1% from RMB178.5 million in 2011 to RMB194.7 million in 2012. The increase was attributable to an increase in spending on advertising and events by our customers.

Cost of Revenue. Our cost of revenue increased by 36.7% from RMB213.8 million in 2011 to RMB292.2 million in 2012. This increase was due to increases in cost of revenue from all four of our business lines.

Our bitauto.com advertising business. Cost of revenue from our bitauto.com advertising business increased by 27.0% from RMB56.3 million in 2011 to RMB71.5 million in 2012. The increase was due to an increase of RMB9.6 million in content distribution costs, an increase of RMB3.1 million in higher-direct-cost services, as well as an increase of RMB1.3 million in personnel-related expenses.

Our EP platform business. Cost of revenue from our EP platform business increased by 87.5% from RMB48.0 in 2011 to RMB90.0 million in 2012. This increase was mainly due to an increase of RMB25.6 million in purchase of handheld devices, which support our digital point-of-sales system, on behalf of our auto dealer customers of Bitcar, an increase of RMB9.6 million in depreciation and amortization of equipment and intangible assets, as well as an increase of RMB9.3 million in personnel-related expenses of employees involved in revenue-generating activities.

Our taoche.com business. Cost of revenue from our taoche.com business increased by 2.5% from RMB37.6 million in 2011 to RMB38.5 million in 2012. This increase was largely attributable to an increase in personnel-related expenses and bandwidth leasing costs.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 28.1% from RMB71.8 million in 2011 to RMB92.0 million in 2012. This increase was mainly due to an increase of RMB13.1 million in higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers, as well as an increase of RMB4.6 million in relevant service providing personnel-related expenses, and an increase of RMB2.1 million in tax and related surcharges.

Gross Profit. Our gross profit increased by 67.6% from RMB456.2 million in 2011 to RMB764.8 million in 2012.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 60.3% from RMB347.7 million in 2011 to RMB557.4 million in 2012. This increase was mainly due to an increase in marketing expenses. To a lesser extent, the increase was also attributable to the increase in salaries and benefits and an increase in the number of employees.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 57.3% from RMB128.2 million in 2011 to RMB201.6 million in 2012. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Sales and marketing expenses. Our sales and marketing expenses increased by 81.5% from RMB129.7 million in 2011 to RMB235.4 million in 2012. This increase was mainly due to an increase in expenses relating to the search engine and navigation site marketing efforts.

Office expenses. Our office expenses increased by 30.2% from RMB29.9 million in 2011 to RMB39.0 million in 2012. This increase was in line with the operation growth.

Operating lease expenses. Our operating lease expenses increased by 58.1% from RMB18.3 million in 2011 to RMB29.0 million in 2012, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 46.8% from RMB36.6 million in 2011 to RMB53.8 million in 2012. This increase was primarily due to an increase in product development headcount and an increase in personnel-related expenses.

Income Tax Expense. Our income tax expense increased from RMB9.8 million in 2011 to RMB18.9 million in 2012. This increase was primarily because of an increase in taxable profit.

Profit for the Year. As a result of foregoing, our profit increased from RMB87.2 million in 2011 to RMB135.2 million in 2012.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by Us

We adopted new standards and interpretations as of January 1, 2013, noted below:

IAS 1, Financial Statement Presentation—Presentation of Items of Other Comprehensive Income (“OCI”). The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) are presented separately from items that will never be reclassified. The adoption of this amendment affects presentation only and therefore, did not have an impact on our financial position or performance.

IAS 1, Clarification of the Requirement for Comparative Information (Amendment). These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. An opening statement of financial position (known as the “third balance sheet”) must be presented when an entity applies a change in an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position as at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. We did not have a retrospective restatement or reclassification of items that had a material effect on the statement of financial position at the beginning of the preceding period in its consolidated financial statements; therefore, the adoption of this amendment did not have an impact on our presentation of financial position or performance.

IAS 19, Employee Benefits (Revised). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism for recognizing actuarial gains and losses on defined benefit pension plans and the concept of expected returns on plan assets in determining pension expense, to more simple clarifications and re-wording. The adoption of these amendments did not have an impact on our financial position and performance.

IFRS 7, Disclosures—Offsetting Financial Assets and Financial Liabilities—Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. As we do not have any financial instruments that are set off in accordance with IAS 32 nor subject to an enforceable master netting arrangement, these amendments did not have an impact on our financial statements.

IFRS 10, Consolidated Financial Statements; IAS 27, Separate Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also replaces SIC-12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities (now termed “structured entities”). The changes introduced by IFRS 10 require us to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The adoption of this standard did not have any impact on our consolidated financial statements.

IFRS 11, Joint Arrangements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities—Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. We have assessed its sole existing joint arrangement, which is its investment in Target Net (Beijing) Technology Company Limited. Prior to the transition to IFRS 11, Target Net (Beijing) Technology Company Limited was determined to be a jointly controlled entity and accounted for using the equity method. Upon adoption of IFRS 11, we have determined its interest in Target Net (Beijing) Technology Company Limited to be a joint venture under IFRS 11 and it is required to be accounted for using the equity method. Therefore, the adoption of this standard did not have any impact on our consolidated financial statements.

IFRS 12, Disclosure of Involvement with Other Entities. IFRS 12 includes the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as the disclosures that were previously included in IAS 28 Investments in Associates. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The adoption of this amendment affects disclosure only and therefore, did not have a material impact on our financial position or performance.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, we re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures. Application of IFRS 13 has not materially impacted our fair value measurements. Additional disclosures where required have been provided in the individual notes relating to the assets and liabilities for which fair values were determined.

Amendments to IFRS 10, IFRS 11 and IFRS 12—Transition Guidance. The amendments were issued in July 2012 and provide additional transition relief for IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The amendments did not have a material impact on our consolidated financial statements.

In addition, the May 2012 Annual Improvements adopted below had no material impact on our consolidated financial statements.

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

New Standards, Amendments and Interpretations to Existing Standards Early Adopted by Us

Amendments to IAS 36—Recoverable Amount Disclosures for Non-financial Assets. These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. We have early adopted these amendments to IAS 36 in the current period since the amended/additional disclosures provide useful information as intended by the IASB. As we did not recognize or reverse any impairment loss for non-financial assets during the period; therefore, the adoption of this amendment did not have an impact on our financial position or performance.

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by Us

The following standards are not yet effective. The standards will be adopted in the period they become effective.

Effective for the 2014 financial year

IAS 32, Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32. These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. As we do not have any financial instruments that are set off in accordance with IAS 32 nor subject to an enforceable master netting arrangement, these amendments will not have an impact on our financial position and performance.

Amendments to IFRS 10, IFRS 12 and IAS 27 (2011)—Investment Entities. The amendments to IFRS 10 were issued in December 2012. The amendments apply to a particular class of business that qualifies as an investment entity. The term “investment entity” refers to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendments also set out disclosure requirements for investment entities. As we are not an investment entity as defined in IFRS 10, these amendments will not have an impact on our financial position and performance.

Effective for the 2018 financial year

IFRS 9 Financial Instruments—IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of our financial assets, but will not have an impact on the classification and measurement of our financial liabilities. In November 2013, IASB added to IFRS 9 the requirements related to classification and measurement of financial liabilities and hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply. The previous mandatory effective date of IFRS 9 was removed by IASB in October 2013 and a decision to adopt an effective date of January 1, 2018 was made in February 2014. However, the standard is available for application now. We will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

Annual improvements 2011-2013 cycle (issued in December 2013)

These improvements are effective for annual periods beginning on or after July 1, 2014 except for the IFRS 1 amendment, which is effective immediately. These improvements when adopted will not have a material impact on our financial position and performance.

IFRS 1 First-time Adoption of International Financial Reporting Standards-Meaning of ‘effective IFRSs’. The amendment clarified in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. The amendment is effective immediately.

IFRS 3 Business Combinations-Scope exceptions for joint ventures. The amendment clarified that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	The scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

The amendment is applied prospectively.

IFRS 13 Fair Value Measurement. The amendment clarified that the portfolio exception in IFRS 13 can be applied to financial assets, financial liabilities and other contracts that are within the scope of IAS 39.

Annual improvements 2010-2012 cycle (issued in December 2013)

These improvements are effective for annual periods beginning on or after July 1, 2014 except for the IFRS 13 amendment, which is effective immediately. These improvements when adopted will not have a material impact on our financial position and performance.

IFRS 2 Share-based Payment-Definitions of vesting conditions. Performance condition and service condition are defined to clarify that:

•	A performance condition must contain a service condition

•	A performance target must be met while the counterparty is rendering service

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

•	A performance condition may be a market or non-market condition

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied

The amendment is applied prospectively.

IAS 24 Related Party Disclosures-Key management personnel. The amendment clarified that a management entity—an entity that provides key management personnel services—is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment is applied retrospectively.

IFRS 3 Business Combination. The amendment clarified that the contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.

IFRS 8 Operating Segments. The amendment clarified that operating segments may be combined/aggregated if they are consistent with the core principle of the standard, if the segments have similar economic characteristics and if they are similar in other qualitative respects. If they are combined, the entity must disclose the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. Further it clarified that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IFRS 13 Fair Value Measurement. The IASB clarified in the Basis for conclusions that short-term receivables and payables with no stated interest rates can be held at invoice amounts when the effect of discounting is immaterial.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible assets. The amendment to IAS 16 and IAS 38 provides more detail when an entity revalues assets and clarifies how an adjustment is recognized. It clarified that revaluation can be performed, as follows:

•	Adjust the gross carrying amount of the asset to market value; or

•	Determine the market value of the carrying amount and adjust the gross carrying amount proportionately so that the resulting carrying amount equals the market value.

B.	Liquidity and Capital Resources

The following table presents a summary of our consolidated financial position data as of December 31, 2012 and 2013:

	As of December 31,
	2012	2013
	RMB	RMB	US$
	(In thousands)
Cash and cash equivalents	600,386	1,101,660	181,982
Total current assets	1,222,846	1,908,290	315,227
Total assets	1,423,781	2,122,101	350,546
Total equity	987,804	1,475,849	243,793
Total current liabilities	428,685	641,219	105,922
Total liabilities	435,977	646,252	106,753
Total equity and liabilities	1,423,781	2,122,101	350,546

Our PRC subsidiary is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiary and its structured entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiary is restricted in its ability to transfer a portion of the PRC subsidiary’s its net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion of accumulated profits amounted to RMB8.9 million and RMB11.3 million (US$1.9 million) as of December 31, 2012 and 2013, respectively. For periods from our inception to December 31, 2010, no restricted portion was recorded because we did not have after-tax profits.

To date, our principal sources of liquidity have been cash collected from customers, the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares, the net proceeds from our initial public offering in 2010 and the net proceeds from our follow on offering in December 2013. See “Item 7. Major Shareholder and Related Party Transactions—B. Related Party Transactions.” As of December 31, 2012 and 2013, we had RMB600.4 million and RMB1.1 billion (US$182.0 million) in cash and cash equivalents, respectively. Although we consolidate the results of our PRC structured entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Item 7. Major Shareholders and Related Party Transactions—B Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

We believe that our current cash and anticipated cash flows from our operations and proceeds from public offerings will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Our cash and cash equivalents as of December 31, 2012 and 2013 are listed in the table below.

	As of December 31,
	2012	2013
	RMB	RMB
	(In millions)
Cash located outside of the PRC
- in US dollars	10.2	247.0
- in HK dollars	0.1	0.1
- in RMB	372.3	366.7

	382.6	613.8
Cash located in the PRC (all denominated in RMB and subject to currency conversion control):
- held by structured entities	182.7	251.2
- held by BBII	35.1	236.6

	217.8	487.8

Cash and cash equivalents	600.4	1,101.6

Cash located in the PRC, which are held by our structured entities and BBII, can be transferred to our subsidiaries outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.”

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Dividend payments are current account transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from SAFE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net cash (used in)/from operating activities	(86,690)	128,362	330,556	54,604
Net cash used in investing activities	(71,536)	(83,303)	(56,759)	(9,376)
Net cash (used in)/from financing activities	(39,118)	(48,972)	230,373	38,055

Net (decrease)/increase in cash and cash equivalents	(197,344)	(3,913)	504,170	83,283
Net foreign exchange difference	(4,419)	2,921	(2,896)	(478)
Cash and cash equivalents at beginning of the period	803,141	601,378	600,386	99,177

Cash and cash equivalents at the end of the period	601,378	600,386	1,101,660	181,982

Operating Activities

Net cash from operating activities was RMB330.6 million (US$54.6 million) for the year ended December 31, 2013. This amount was (i) primarily attributable to profit before tax of RMB263.5 million (US$43.5 million), (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB30.2 million (US$5.0 million), amortization of intangible assets of RMB11.9 million (US$2.0 million), provision for bad debts of RMB10.3 million (US$1.7 million), and share-based payments of RMB19.4 million (US$3.2 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB141.4 million (US$23.4 million) and an increase in trade payables of RMB99.9 million (US$16.5 million) and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB194.9 million (US$32.2 million) in trade receivables and an increase of RMB2.2 million (US$0.4 million) in prepayments and other receivables. The increase in other payables and accruals was attributable to an increase in advances from customers, in taxes and related surcharges and in employee salaries and benefits. The increase in trade receivables was primarily attributable to higher sales volume in 2013. See “—B. Liquidity and Capital Resources—Trade Receivables and Payables” for more detailed information regarding our trade receivables.

Net cash from operating activities was RMB128.4 million for the year ended December 31, 2012. This amount was (i) primarily attributable to profit before tax of RMB154.1 million, (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB19.4 million, amortization of intangible assets of RMB11.9 million, provision for bad debts of RMB10.0 million, and share-based payment of RMB13.3 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB71.5 million and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB59.1 million in trade receivables, an increase of RMB35.8 million in prepayments and other receivables and a decrease of RMB66.3 million in trade payables. The increase in other payables and accruals was attributable to an increase in employee salaries and benefits, in advances from customers, and in taxes and related surcharges. The increase in trade receivables was primarily attributable to higher sales volume in 2012.

Net cash used in operating activities was RMB86.7 million for the year ended December 31, 2011. This amount was (i) primarily attributable to profit before tax of RMB96.9 million, (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB10.6 million and share-based payment of RMB18.7 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB33.3 million and (iii) offset by certain non-cash adjustments, primarily an unrealized exchange gains of RMB24.1 million, and changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB211.3 million in trade receivables. The increase in trade receivables was primarily attributable to higher sales volume in 2011.

Investing Activities

Our investing activities primarily relate to our purchases and disposals of property and equipment and to our acquisition activities.

Net cash used in investing activities was RMB56.8 million (US$9.4 million) for the year ended December 31, 2013. This amount was primarily attributable to RMB29.4 million (US$4.9 million) used in the purchase of property, plant and equipment, RMB18.0 million (US$3.0 million) contingent paid to certain key management personnel in connection with the acquisition of Bitcar in 2011, RMB5.5 million (US$0.9 million) used in the purchase of available-for-sale investments and RMB3.7 million (US$0.6 million) used in the purchase of intangible assets.

Net cash used in investing activities was RMB83.3 million for the year ended December 31, 2012. This amount was primarily attributable to RMB57.1 million used in the purchase of property, plant and equipment, RMB19.0 million used in the purchase of available-for-sale investments and RMB9.2 million used in the purchase of intangible assets.

Net cash used in investing activities was RMB71.5 million for the year ended December 31, 2011. This amount was primarily attributable to RMB44.9 million used in an acquisition of a subsidiary, RMB17.1 million used in the purchase of property, plant and equipment and RMB9.1 million used in the purchase of intangible assets.

Financing Activities

Net cash from financing activities was RMB230.4 million (US$38.1 million) for the year ended December 31, 2013, mainly attributable to the proceeds from our follow-on public offering net of issuance costs amounting to RMB220.1 million (US$36.4 million) and RMB13.0 million (US$2.1 million) from the exercise of share options.

Net cash used in financing activities was RMB49.0 million for the year ended December 31, 2012, mainly attributable to RMB46.2 million used in the share repurchase program.

Net cash used in financing activities was RMB39.1 million for the year ended December 31, 2011, mainly attributable to RMB20.0 million repayment for the line of credit with China Merchants Bank and RMB16.5 million used in the share repurchase program.

Trade Receivables and Payables

For the advertising agent services we provide through our digital marketing solutions business, we act as an agent in placing advertisements on the websites of our media vendors on behalf of our automaker customers. We receive fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis in our consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related accounts receivable or payable recorded on a gross basis. For the advertising services we provide through our bitauto.com advertising business and taoche.com business, we act as the principal in the arrangement and record revenues on a gross basis in our consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with our customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, we enter into publishing schedule agreements with our automaker and automobile dealer customers, before we enter into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. At such time, we record receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through us. Gross billings include the gross value of advertisements placed by our customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2013 amounted to RMB2.0 billion (US$332.3 million) compared to RMB1.6 billion for the year ended December 31, 2012.

As of December 31, 2013, our trade receivables were RMB656.7 million (US$108.5 million), and our trade payables were RMB232.5 million (US$38.4 million). Of these receivables and payables, RMB150.3 million (US$24.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers under the publishing schedule agreements. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. The remaining trade receivables as of December 31, 2013 were RMB506.4 million (US$83.6 million). We have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. However, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due and in advance of when we receive the related payments from our automaker customers. In addition, we may incur penalties for late payments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be liable to pay the media vendors in connection with the advertisements we placed with them on behalf of our automaker customers even if we fail to collect some or all the payments from these automaker customers.”

DSO

Annual days sales outstanding, or DSO, for our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these automakers divided by gross billings to these automakers, multiplied by 365 days. Annual DSO for other customers, which include all of our customers other than our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these other customers divided by gross billings to these other customers, multiplied by 365 days. Due to the seasonal nature of our business, we do not find DSO for interim periods a meaningful indicator of our business. In 2013, our annual DSO for automaker customers was 127 days and for other customers was 89 days, compared to 146 days and 81 days, respectively, in 2012. The decrease in annual DSO for automaker customers was primarily due to the decrease of some long-standing automaker customers’ DSO.

Capital Expenditures

Our capital expenditures amounted to RMB71.6 million, RMB88.2 million and RMB59.2 million (US$9.8 million) in 2011, 2012 and 2013, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets, acquisitions of subsidiaries and investments in equity interests. We expect our capital expenditures in 2014 to consist principally of similar types of items.

See Item 18 “Financial Statements.”

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

The “ ” and “ ” trademarks, or “Easypass” and “Transtar”, respectively, in English, the bitauto.com and taoche.com domain names, our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “Bitauto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2014, we held 570 registered trademarks, 75 pending trademark applications, 3 patents and 34 computer software copyrights. We have registered 1,686 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.taoche.com.

We incurred research and development expenses of RMB36.6 million, RMB53.8 million and RMB104.4 million (US$17.2 million) in 2011, 2012 and 2013, respectively.

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2013 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	61,182	34,718	25,792	672	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During 2013, our operating lease obligations increased to RMB61.2 million as a result of additional office space leased for our headquarters in Beijing with lease terms from one to three years.

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	39	Chairman of the Board of Directors, Chief Executive Officer
Jingning Shao	43	Director, President
Xuan Zhang	38	Chief Financial Officer
Dallas S. Clement	49	Director
Erhai Liu	45	Director
Yu Long	41	Director
Sidney Xuande Huang	48	Director
Weihai Qu	38	Director, Senior Vice President

Mr. Bin Li is our founder and has served as our chairman of the board of directors and chief executive officer since 2005. In 2002, Mr. Li and Mr. Weihai Qu, our senior vice president, co-founded Beijing C&I Advertising Company Limited, one of our structured entities in China, and has served as its chairman of the board of directors and chief executive officer since its inception. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. In 1996, Mr. Li co-founded Beijing Antarctic Technology Development Co., Ltd., a pioneer web hosting service provider in China, and served as its director and general manager from 1996 to 2000. Mr. Li currently also serves as the vice-chairman of CADA, and was recognized by CADA in 2008 as one of the top 10 most influential and distinguished people in China’s automobile dealer industry in the past 20 years. Mr. Li received his bachelor’s degree in Sociology from Peking University where he minored in Law.

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

Mr. Dallas Clement has served as our director since November 2012. Mr. Clement is executive vice president and chief financial officer for AutoTrader Group, the largest automotive marketplace and leading provider of software solutions to auto dealers throughout the United States. In this role, Clement leads all of the company’s finance functions, as well as legal and investor relations activities. In addition, he oversees the automotive strategy team, which is charged with working across both Manheim and AutoTrader Group to analyze strategic opportunities and implement plans for corporate development and adjacent growth. Previously, Clement served in several leadership positions spanning 20 years at Cox Communications, leading Cox’s strategy and product management organizations. As the executive vice president and chief strategy and product management officer, Clement led the development of the company’s long-term planning process, steered Cox to new industries and businesses and provided leadership across the company’s video, voice and data product lines. He also spearheaded Cox’s early wireless strategy and oversaw the execution of spectrum acquisition, business model evaluation, team development, wholesale negotiations, network build and go-to-market positioning. In 2004, Clement received the National Cable Television Association Vanguard Award for Young Leadership. Additionally, he is a graduate of the 2006 class of Leadership Atlanta, a prestigious community leadership program. In 2013, Mr. Clement was elected to the Atlanta Beltline Partnership (ABLP) board of directors, which works closely with the City of Atlanta and partner organizations to oversee the planning, development and execution of the Atlanta Beltline Project. He also serves on the boards of Technology Association of Georgia (TAG); Airo Wireless, a company that is developing an intrinsically safe smartphone; and Junior Achievement of Georgia. Additionally, he serves on the advisory boards of News Distribution Network and Urjanet. Clement received a bachelor of arts in applied mathematics and economics from Harvard College and holds a master of science in engineering-economic systems from Stanford University.

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

Ms. Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long, member of Bertelsmann Group Management Committee (GMC), is the chief executive of Bertelsmann China Corporate Center, who also leads Bertelsmann Asia Investments (BAI) as Managing Partner. Ms. Long is board member of CDEL, a distant educational company listed on NYSE, Mogujie, Dayima, ShopEx, iClick, Mo9, etc. She was named as Young Global Leader (YGL) by World Economic Forum (WEF) in 2011 and became the first person to join its advisory board from China in 2013. Ms. Long was elected by China Business Weekly (CBN) as one of the 50 best investors in China in 2012. Prior to founding BAI, she worked as a Principal at Bertelsmann Digital Media Investments. Ms. Long joined Bertelsmann in New York since 2005. Before joining Bertelsmann, she started her career as a TV anchor and then became a producer with a variety of highly rated, award-winning television and radio programs in China. Ms. Long received her bachelor’s degree in Electrical Engineering from the University of Electronic Science and Technology in China and her MBA from the Stanford Graduate School of Business.

Mr. Sidney Xuande Huang has served as our independent director since 2010. Mr. Huang has been the chief financial officer of JD.com, the largest online direct sales company in China, since September 2013. Prior to that, he was the chief financial officer of Pactera Technology International, a leading China-based IT services provider, and its predecessor company, VanceInfo Technologies Inc., since 2006. Mr. Huang also served as VanceInfo’s co-president from 2011 to 2012 and its chief operating officer from 2008 until 2010. Prior to joining VanceInfo, he served as the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Prior to 2004, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He was a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s degree of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Mr. Weihai Qu has served as our director since 2005 and as our senior vice president since 2007. In 2002, Mr. Qu and Mr. Bin Li, our chairman of the board of directors and chief executive officer, co-founded Beijing C&I Advertising Company Limited, one of our structured entities in China. Mr. Qu served as the general manager of Beijing C&I Advertising Company Limited and managed the operation of our digital marketing solutions business until 2009. Prior to joining us in 2000, Mr. Qu served as a project manager of the strategic planning department of Beiqi Foton Motor Co., Ltd. from 1997 to 2000. Mr. Qu received his bachelor’s degree in Automotive Engineering and minored in computer application courses from Jilin University (formerly known as Jilin University of Technology) and obtained his Executive MBA from China Europe International Business School in 2010.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2013, we paid an aggregate of approximately RMB6.6 million (US$1.1 million) in cash compensation to our executive officers and directors as a group, which includes bonuses, salaries and social welfare benefits, and paid an aggregate of approximately RMB65,638 (US$10,843) in premiums for commercial medical insurance coverage for one executive officer. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiary and structured entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with his or her employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, each executive officer has agreed to be bound by non-competition restrictions during his or her employment for two year after the termination of his or her employment. Specifically, each executive officer has agreed (i) not to provide services to, own or operate any business that provides products, services or technologies substantially similar to the business currently conducted or proposed to be conducted by us; (ii) interfere with our business or solicit any of our suppliers or customers in connection with our business activities; and (iii) solicit any employee or consultant who was employed or was engaged by us at any time in the year preceding such termination.

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2014, options to purchase 391,758.5 ordinary shares under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2014, the shares related to options granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Shares		Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sidney Xuande Huang		*	10.20	December 28, 2010	December 28, 2020	vested
Other individuals as a group	88,888.5		10.20	December 28, 2010	December 28, 2020	4 years
	209,120	(1)	0.40	December 31, 2006	December 31, 2016	vested

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2014, certain employees terminated their services with us and accordingly forfeited options related to 155,000 shares granted to them under the 2006 Plan.

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

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2014, options to purchase 2,618,027.5 ordinary shares under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2014, the shares related to options granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	10.20	December 28, 2010	December 28, 2020	4 years
Jingning Shao	*	3.20	February 8, 2010	February 8, 2020	vested
	*	10.20	December 28, 2010	December 28, 2020	4 years
	*	4.03	August 7, 2012	August 7, 2022	4 years
Xuan Zhang	*	3.20	February 8, 2010	February 8, 2020	vested
	*	10.20	December 28, 2010	December 28, 2020	4 years
	*	4.03	August 7, 2012	August 7, 2022	4 years
Other individuals as a group(1)	424,090	3.20	February 8, 2010	February 8, 2020	vested
	296,987.5	10.20	December 28, 2010	December 28, 2020	4 years
	384,450	4.03	August 7, 2012	August 7, 2022	4 years

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2014, certain employees terminated their services with us and accordingly forfeited options related to 47,188 shares granted to them under the 2010 Plan.

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

2012 Share Incentive Plan

On August 7, 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan, to motivate, attract and retain employees, directors and consultants. As of March 31, 2014, 540,000 RSUs under the 2012 Plan were granted and outstanding.

The following table summarizes, as of March 31, 2014, the RSUs grants to certain of our directors and executive officers.

Name	Number of RSUs		Date of Grant	Vesting Schedule
Bin Li		*	August 7, 2013	4 years
Sidney Xuande Huang		*	October 1, 2013	4 years
Other individuals as a group	100,000		December 25, 2013	4 years

*	Less than one percent of our outstanding shares.

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

We had 1,737, 1,980 and 2,215 employees as of December 31, 2011, 2012 and 2013, respectively. Of all the employees as of December 31, 2013, 1,494 were located in Beijing, and 721 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2013:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	1,271	57.4%
Editorial and creative	286	12.9%
Product development	444	20.0%
General and administrative	214	9.7%

Total	2,215	100.0%

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

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014 by:

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

	Shares Beneficially Owned
	Number		%*
Directors and Executive Officers:
Bin Li(1)†	9,712,163.5		22.4%
Jingning Shao(2)†	806,250		1.8%
Dallas S. Clement(3)	9,000,000		20.8%
Erhai Liu(4)	—		—
Yu Long(5)	—		—
Sidney Xuande Huang		**	**
Weihai Qu†		**	**
Xuan Zhang(6)†	642,500		1.5%
All Directors and Executive Officers as a group	20,324,664		45.9%

Principal Shareholders:
Proudview Limited(7)†	8,697,330.5		20.1%
ATG Global Management L.P.(8)	9,000,000		20.8%
FMR entities(9)	4,463,250		10.3%

*	All percentages are based on 43,261,771 shares issued and outstanding as of March 31, 2014, excluding 793,974 shares issued to and held by the depositary for the purpose of future option exercise.
**	Less than 1% of our total outstanding shares.
†	(i) Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li, (ii) Serene View Investment Limited, a British Virgin Islands company owned by Mr. Bin Li, (iii) Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, (iv) Full Riches Holdings Limited, a British Virgin Islands company owned by Mr. Xuan Zhang, (v) Speedview Investment Limited, a British Virgin Islands company owned by Mr. Weihai Qu, (vi) Mr. Bin Li, (vii) Mr. Jingning Shao, (viii) Mr. Xuan Zhang, (ix) Mr. Weihai Qu, and (x) AutoTrader Group, may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The persons above may be deemed to share voting power with respect to the shares held by them. The persons above expressly disclaim beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, except to the extent of each of their respective pecuniary interests therein.

(1)	Includes (i) 8,219,997.5 ordinary shares and 477,333 ordinary shares in the form of American depositary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, and (iii) 37,500 ordinary shares Mr. Li has the right to acquire upon exercise of the share options within 60 days after March 31, 2014. Mr. Li owns 86.3% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 13.7% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. Proudview Limited has pledged 1,699,080 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. Serene View Investment Limited has pledged 500,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(2)	Includes (i) 250,000 ordinary shares owned by Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, and (ii) 556,250 ordinary shares Mr. Shao has the right to acquire upon exercise of the share options within 60 days after March 31, 2014. Avner Developments Limited has pledged 250,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Shao is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(3)	Includes (i) 4,380,000 ordinary shares and (ii) 4,620,000 ordinary shares in the form of ADSs hold by ATG Global Management L.P. (“ATGGM”). ATG International Management, LLC (“ATGIM”), a Delaware limited liability company, is the general partner of ATGGM. In addition, (i) ATG Investments, Inc. (“ATGI”), a Delaware corporation, as sole member of ATGIM, (ii) AutoTrader.com, Inc. (“ATC”), a Delaware corporation and sole stockholder of ATGI; and (iii) AutoTrader Group, Inc., a Delaware corporation, as the sole stockholder of ATC, may be deemed to have beneficial ownership over our shares held by ATGGM. Mr. Clement is the executive vice-president and chief financial officer for AutoTrader Group, Inc. The principal office and business address for ATGGM, ATGIM, ATGI, ATC and AutoTrader Group, Inc. is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.
(4)	The business address for Mr. Liu is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing, China, 100190.
(5)	The business address of Ms. Long is Units 2804-2805, SK Tower 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100022.
(6)	Includes (i) 180,000 ordinary shares owned by Full Riches Holdings Limited, a British Virgin Islands company owned by Mr. Xuan Zhang, (ii) 87,500 ordinary shares, and (iii) 375,000 ordinary shares Mr. Zhang has the right to acquire upon exercise of the share options within 60 days after March 31, 2014. Full Riches Holdings Limited has pledged 180,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Zhang is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(7)	See (1).
(8)	See (3).
(9)	Based on a Schedule 13G jointly filed on February 14, 2014 by FMR LLC, Edward C. Johnson 3d, and Fidelity Management & Research Company. FMR LLC lists its address as 82 Devonshire Street, Boston, Massachusetts 02109, in such filing.

As of March 31, 2014, 44,055,745.0 of our ordinary shares were issued. To our knowledge, 30,368,244.0 ordinary shares, representing approximately 69.0% of our total outstanding shares, were held by one holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Entities Controlled by Certain Directors, Officers and Shareholders

In late 2011, we acquired 100% equity interest in Bitcar from two members of our key management personnel in an all-cash transaction that values Bitcar at between RMB45.0 million and RMB63.0 million. We made an initial payment of RMB45.0 million by the end of 2011, subject to a future contingent consideration amounting to the difference between Bitcar’s audited IFRS fiscal 2012 revenues and the initial payment of RMB45.0 million, with a total consideration capped at RMB63.0 million. In March 2013, we made an additional payment of RMB18.0 million (US$3.0 million) for the contingent consideration.

In 2013, we purchased advertising services from Beijing Auto Radio Advertising Company Limited and Auto Weekly (Beijing) Media Advertising Company Limited, both of which are controlled by our ordinary shareholders, in the amount of RMB0.2 million (US$0.03 million) and RMB1.4 million (US$0.2 million), respectively.

In November 2013, we entered into a framework agreement to establish a joint venture with KBB, a leading provider of new and used car information in the United States, and CADA, a national organization representing automobile dealers in China.

In November 2013, Beijing Taoche Information Technology Company Limited (“Taoche”) entered into a series of agreements with Youxin Internet (Beijing) Information Technology Company Limited (“Uxin”) to jointly develop used car business. Of the total incurred expenses of RMB1.6 million (US$0.3 million) in relation to the cooperation project development, Taoche was to bear RMB1.1 million (US$0.2 million) and Uxin was to bear RMB 0.5 million (US$0.1 million). Separately, Taoche would also provide marketing services to Uxin under the business cooperation agreement. In 2013, the marketing services fee was nil. We and Uxin have common key management members, who exercise significant influence over the operating and financial policies of us and Uxin.

Transactions with a Joint Venture

On October 31, 2012, we acquired a 20% interest in Target Net (Beijing) Technology Company Limited, or TNBT, a joint venture whose principal activities are to provide advertising services and system integration services. In 2013, we purchased services from TNBT in the aggregate amount of RMB8.2 million (US$1.4 million).

Contractual Arrangements with our PRC Structured Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct our operations in China through contractual arrangements among our wholly foreign owned PRC subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, our structured entities in China, or structured entities, and the shareholders of these structured entities.

Agreements that Provide Us with Effective Control over Our PRC Structured Entities

Loan Agreements

As part of the contractual arrangements, each shareholder of our PRC structured entities entered into a loan agreement with BBII, pursuant to which BBII provides interest-free loans to each of the shareholders of BBIT, CIG and BEAM. The purpose of the loans is to provide capital and/or registered capital to our PRC structured entities in order to develop their businesses. Each loan has a term of 10 years and may be extended upon mutual written consent of the parties.

Each loan agreement contains a number of covenants to restrict the actions that a structured entity shareholder may take or cause the structured entity to take. For example, a structured entity shareholder (i) shall not transfer, sell, mortgage, dispose of, or encumber his/her equity interest in a structured entity except in accordance with the share pledge agreement discussed below, (ii) without BBII’s prior written consent, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of a structured entity, (iii) shall cause the shareholders’ meeting and/or the board of directors of a structured entity not to approve the merger or consolidation of such structured entity with any person, or any acquisition or investment in any person, without BBII’s prior written consent, and (iv) shall appoint any director candidates nominated by BBII.

Irrevocable Power of Attorney

Each shareholder of our PRC structured entities executed an irrevocable power of attorney, appointing BBII or a person designated by BBII as his or her attorney-in-fact to attend shareholders’ meetings of the respective structured entity, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of his or her equity interest in each structured entity, and designate or appoint legal representatives, directors and officers of the structured entities. Each power of attorney remains valid and irrevocable from the date of execution so long as he or she remains as the shareholder of the respective structured entity. These powers of attorneys for each shareholder of our structured entities are substantially the same.

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

On July 12, 2013, BBII entered into equity interest pledge agreements with BEAM and each of BEAM’s three shareholders. Pursuant to the equity interest pledge agreements, each shareholder of BEAM agrees to pledge his/her equity interests in BEAM to secure BEAM’s payment obligations, including payment of consulting and service fees, under the exclusive business cooperation agreement between BBII and BEAM described below.

The terms of these pledge agreements are substantially the same. Each pledge of shares or equity interests is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the exclusive business cooperation agreements have been fulfilled by the respective structured entity. During the term of a pledge, BBII, the pledgee, may dispose of the pledge if the structured entity fails to pay the consulting and services fees under the exclusive business cooperation agreement. BBII also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC structured entities agreed not to transfer or create any new encumbrance adverse to BBII on his/her equity interest in such structured entities without BBII’s prior written consent. We have registered the pledges of the shares or equity interests in our PRC structured entities with the local administration for industry and commerce.

Agreements that Transfer Economic Benefits from Our PRC Structured Entities to Us

Exclusive Business Cooperation Agreement

On March 9, 2006, BBII entered into an exclusive business cooperation agreement with BBIT, pursuant to which BBII agreed to provide BBIT, on an exclusive basis, with technical, consulting and other services in relation to BBIT’s e-commerce and internet content business. BBII’s services include, among other things, technical services, network support, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, product search and development and system maintenance. In return, BBIT agreed to pay BBII service fees. BBII follows the commonly used methodology, which is to charge service fees based on each structured entity’s revenues reduced by its turnover taxes, such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws. During the term of this agreement, BBIT agreed not to accept any consultation and/or services provided by any third party without BBII’s prior written consent. The term of this agreement is 10 years and may be extended upon BBII’s prior written consent. BBII determines the extended term and BBIT agrees to unconditionally accept such extended term.

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

On March 31, 2009, BBII entered into exclusive option agreements with CIG and each of CIG’s shareholders, which amended and replaced the previous exclusive option agreement dated March 9, 2006. On July 12, 2013, BBII entered into exclusive option agreements with BEAM and each of BEAM’s shareholders. The terms of these agreements are substantially the same as the exclusive option agreements among BBII, BBIT and each of BBIT’s shareholders described above.

As a result of these contractual arrangements, we control our structured entities and have consolidated the financial information of these structured entities and their subsidiaries into our consolidated financial statements in accordance with IFRS. We have been advised by our PRC counsel, Han Kun Law Offices, that each of such contractual agreements for operating our business in China, including our corporate structure and contractual arrangements with the structured entities, complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

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

For further disclosure on related party transactions, see Item 18 “Financial Statements—Notes to the financial statements—Note 22.”

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

Dividend Policy

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiary, BBII, and our structured entities. We rely principally on dividends paid to us by our PRC subsidiary for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of its after-tax profit based PRC accounting standards to its statutory general reserves each year until the accumulative amount of the reserves reaches 50% of its registered capital. BBII, as a foreign-invested enterprise, is required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

BBII had accumulated profits amounting to RMB113.2 million (US$18.7 million) as of December 31, 2013 pursuant to PRC Accounting Standards. Therefore, BBII appropriated reserves amounting to RMB11.3 million (US$1.9 million) as of December 31, 2013. The accounting policies applied by BBII in preparing its financial statements under PRC accounting standards are materially consistent with our accounting policies under IFRS. There is no material difference between the accumulated profits of BBII determined under PRC accounting standards and the accumulated profits of BBII consolidated by us under IFRS. For a description of how earnings are transferred from our PRC subsidiary, BBII, and our structured entities to us, see “Item 7. Major Shareholders and Related Party Transactions—B Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

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

	Trading Price
	High	Low
	US$	US$
2011	12.71	3.73
2012	7.66	3.50
First Quarter of 2012	5.97	3.50
Second Quarter of 2012	5.34	3.50
Third Quarter of 2012	5.00	3.51
Fourth Quarter of 2012	7.66	4.47
2013
First Quarter of 2013	10.40	7.06
Second Quarter of 2013	13.20	9.45
Third Quarter of 2013	18.10	11.00
Fourth Quarter of 2013	35.04	16.22

Monthly Highs and Lows
October 2013	28.48	16.22
November 2013	35.04	22.52
December 2013	32.90	27.01
2014
First Quarter of 2014	46.93	27.10
Second Quarter of 2014 (through April 21, 2014)	40.82	29.00
Monthly Highs and Lows
January 2014	39.84	27.10
February 2014	41.09	27.87
March 2014	46.93	32.19
April 2014 (through April 21, 2014)	40.82	29.00

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below. The following are summaries of material provisions of our amended and restated memorandum and articles of association in effect as of the date of this annual report insofar as they relate to the material terms of our ordinary shares.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiary, 100% of our equity interests in our subsidiary in the PRC. Our business operations are principally conducted through our PRC subsidiary and its structured entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiary owns 100% of our PRC subsidiary, under the aforesaid arrangement, any dividends that our PRC subsidiary pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprises as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province. On May 24, 2013, the Ministry of Finance and the SAT jointly issued the Circular 37, expanding the VAT Pilot Program nationwide effective August 1, 2013. Circular 106 replaced Circular 37 and expanded the VAT Pilot Program to cover railway transport industry and postal service industry nationwide effective January 1, 2014.

For the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Our entities have been subject to a 6% value-added tax since the respective effective time of the VAT Pilot Program for our services that are deemed by the relevant tax authorities to be within the relevant industries.

See “Item 3. Key Information—D. Risk Factors—We may have exposure to greater than anticipated tax liabilities.”

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that will acquire our ADSs or ordinary shares and will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations)), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we treat our PRC structured entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we were not the owner of our PRC structured entities for U.S. federal income tax purposes, we would likely be treated as a PFIC.

While we do not expect to be a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2013, there is a risk that we may become a PFIC for our current taxable year ending December 31, 2014 and future taxable years because of our significant cash balances and because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares. Accordingly, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. It is also possible that the Internal Revenue Service (the “IRS”) may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being, or becoming classified as a PFIC for the current or one or more future taxable years.

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

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on both our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund, or QEF elections, which, if available, would result in tax treatment different from the general tax treatment of PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC or are treated as such with respect to such holder, the holder will generally be required to file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

Information Reporting and Backup Withholding

Certain U.S. holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

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

I.	Subsidiary Information

See “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our presentation currency is Renminbi. The functional currency of our holding company Bitauto Holdings Limited and our wholly owned subsidiary Bitauto Hong Kong Limited is U.S. dollar, while the functional currency of our PRC subsidiary and structured entities is Renminbi. We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our services contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The Renminbi appreciated by 3.0 % against the U.S. dollar in 2013.

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

Our earnings are affected by changes in interest rates due to the impact of such changes on interest income and interest expense from interest-bearing financial assets and liabilities. Our interest-bearing financial assets comprised primarily of cash deposits at floating rates based on Hong Kong Interbank Offered Rate and People’s Bank of China daily bank deposit rates. The interest expense incurred for the year ended December 31, 2011, 2012 and 2013 was RMB44,250, nil and nil.

For the year ended December 31, 2011, 2012 and 2013, interest income from cash deposits was approximately RMB4.0 million, RMB5.5 million and RMB8.1 million (US$1.3 million). The weighted average interest rate on our cash deposits is 0.56%, 0.92% and 0.95% for the year ended December 31, 2011, 2012 and 2013. The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB5.5 million (US$0.9 million), respectively, based on the cash and cash equivalents balance at December 31, 2013 (2012: RMB3.0 million).

See Item 18 “Financial Statements”—Notes to the financial statements—Note 24.

Credit Risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via our management reporting procedures. We provide longer payment terms, ranging between 120 to 180 days to particular automaker customers after applying strict credit requirements based on our credit policy. These automaker customers, which comprise approximately 42.8% of total receivables as of December 31, 2013 (2012: approximately 46.4%), are major, long-standing customers and are mostly joint venture entities between PRC state-owned enterprises and international automakers. The related PRC state-owned enterprises have access to funds from the PRC government and thus do not represent substantial credit risks. However, with their influence in the automotive industry in the PRC, these customers are able to demand longer payment terms from their suppliers, such as us.

Credit risk from balances with banks and financial institutions is managed by our treasury in accordance with our policy. As of December 31, 2012 and 2013, substantially all of our cash and cash equivalents and short-term floating rate time deposits were held by various reputable Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, the PRC promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since the PRC’s accession to the World Trade Organization, foreign banks have been gradually permitted to operate in the PRC and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of one of the banks which holds our deposits, it is unlikely to claim our deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which we have deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely for us to claim back our deposits or investments in full. We maintain our deposits across a diversified portfolio of financial institutions and continue to monitor the financial strength of these financial institutions. Our maximum exposure to credit risk for the components of the statement of financial position at December 31, 2012 and 2013 is the carrying amounts as illustrated in “Item 18 Financial Statements—Notes to the financial statements—Note 24.” included in this annual report.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. Since the completion of our initial public offering in November 2010, we have received approximately US$1.6 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We received net proceeds of approximately US$96.4 million from our initial public offering after deducting expenses. We received net proceeds of approximately US$35.9 million from our follow on offering after deducting expenses. For the period from the completion of our initial public offering to December 31, 2013, we used the net proceeds received from our initial public offering as follows:

•	approximately US$10.0 million to repurchase ADSs from the open market; and

•	approximately US$3.9 million for a strategic investment.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (1992 Framework) issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (1992 Framework), our management concluded that, as of December 31, 2013, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The effectiveness of our internal control over financial reporting as of December 31, 2013 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Attestation Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited

We have audited Bitauto Holdings Limited’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Bitauto Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Bitauto Holdings Limited as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013 of Bitauto Holdings Limited and our report dated April 22, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 22, 2014

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

	For the Year Ended December 31,
	2012	2013
	(In US$ thousands)
Audit fees(1)	997	965
Audit-related fees(2)	—	242
Tax fees(3)	—	24

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting).
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services, which mainly included the SAS 100 review of the September 30, 2013 financial statements and other assurance services rendered in connection with our Form F-3 filing in December 2013.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Not applicable.

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

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001- 34947))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.4	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.5	Amendment to the Shareholders’ Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))

4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.3	2012 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

Exhibit Number	Description of Document

4.4	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.5	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.6	Exclusive Business Cooperation Agreement between BBII and BBIT (incorporated herein by reference to Exhibit 4.6 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.7	Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.7 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.8	Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.8 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.9	Loan Agreement between BBII and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.9 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.10	Exclusive Business Cooperation Agreement between BBII and BEAM (incorporated herein by reference to Exhibit 4.10 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.11	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.11 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.12	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.12 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.13	Loan Agreement between BBII and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.13 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.14	Power of Attorney by the shareholders of each PRC structured entity (incorporated herein by reference to Exhibit 4.14 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

8.1*	List of Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-170238))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Ernst & Young Hua Ming LLP

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Chairman and Chief Executive Officer

Date: April 22, 2014

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited

We have audited the accompanying consolidated statements of financial position of Bitauto Holdings Limited (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bitauto Holdings Limited at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bitauto Holdings Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 22, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 22, 2014

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2011 RMB	2012 RMB	2013 RMB
Revenue	5	669,954,316	1,056,905,980	1,439,332,364
Cost of revenue		(213,770,767)	(292,150,155)	(335,198,970)

Gross profit		456,183,549	764,755,825	1,104,133,394
Selling and administrative expenses	6.1	(347,734,054)	(557,355,414)	(748,868,802)
Product development expenses		(36,634,393)	(53,794,845)	(104,405,159)

Operating profit		71,815,102	153,605,566	250,859,433
Other income	6.2	24,840,678	6,579,959	12,419,154
Other expenses	6.3	(2,371,416)	(7,279,115)	(6,892,492)
Interest income		3,963,484	5,534,742	8,111,431
Interest expense		(1,238,314)	(3,771,809)	(2,751,915)
Changes in fair value of financial assets	19.1	—	(267,297)	—
Share of (losses)/profits of an associate and joint ventures	4	(77,292)	(317,143)	1,737,568

Profit before tax		96,932,242	154,084,903	263,483,179
Income tax expense	7	(9,758,440)	(18,923,256)	(22,254,998)

Profit for the year attributable to ordinary shareholders		87,173,802	135,161,647	241,228,181
Other comprehensive loss
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Foreign currency exchange differences, net of tax of nil		(28,477,818)	(1,679,942)	(15,168,361)
Net gain on available-for-sale financial instrument, net of tax of nil	19.1	—	1,093,734	9,068,634

Other comprehensive loss for the year, net of tax		(28,477,818)	(586,208)	(6,099,727)

Total comprehensive income for the year attributable to ordinary shareholders		58,695,984	134,575,439	235,128,454

Profit per share	17
- basic, profit for the year per share attributable to ordinary shareholders		2.11	3.40	6.07
- diluted, profit for the year per share attributable to ordinary shareholders		2.06	3.33	5.74

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2012 RMB	2013 RMB
ASSETS
Non-current assets
Property, plant and equipment	8	78,042,235	74,836,453
Intangible assets	9	48,309,534	42,147,481
Investments in an associate and joint ventures	4	3,408,599	7,756,167
Available-for-sale investments	19	19,645,330	32,887,895
Goodwill	10	38,992,640	38,992,640
Deferred tax assets	7	12,537,048	12,235,229
Other non-current assets		—	4,954,726

		200,935,386	213,810,591

Current assets
Trade receivables	12	472,074,696	656,654,578
Bills receivables	13	68,768,260	69,183,900
Prepayments and other receivables	14	75,326,627	75,907,000
Due from related parties	22	5,445,445	4,578,747
Inventories		42,572	—
Financial assets at fair value through profit or loss	19	37,713	—
Cash and cash equivalents	15	600,385,558	1,101,660,090
Other current assets		764,604	305,842

		1,222,845,475	1,908,290,157

TOTAL ASSETS		1,423,780,861	2,122,100,748

EQUITY AND LIABILITIES
Equity
Issued capital	16	11,696	12,128
Share premium	16	2,409,156,049	2,650,342,547
Treasury shares	16	(62,727,907)	(62,727,907)
Employee equity benefit reserve	18	40,992,540	52,721,654
Other reserve
- Foreign currency translation reserve		24,784,606	9,616,245
- Available-for-sale financial instrument reserve		1,093,734	10,162,368
Accumulated losses		(1,425,506,335)	(1,184,278,154)

Total equity		987,804,383	1,475,848,881

Non-current liabilities
Deferred tax liabilities	7	7,291,615	5,033,021

		7,291,615	5,033,021

Current liabilities
Trade payables	20	132,821,192	232,533,524
Other payables and accruals	21	224,477,692	366,715,770
Due to related parties	22	18,425,000	2,550,000
Income tax payable		52,960,979	39,419,552

		428,684,863	641,218,846

Total liabilities		435,976,478	646,251,867

TOTAL EQUITY AND LIABILITIES		1,423,780,861	2,122,100,748

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

	Issued capital (Note 16) RMB	Share premium (Note 16) RMB	Treasury shares (Note 16) RMB	Employee equity benefits reserve (Note 18) RMB	Other reserve- foreign currency translation reserve, net of tax of nil RMB	Accumulated losses RMB	Total equity RMB
At January 1, 2011	11,595	2,406,364,718	—	9,935,783	54,942,366	(1,647,841,784)	823,412,678
Profit for the year	—	—	—	—	—	87,173,802	87,173,802
Other comprehensive loss	—	—	—	—	(28,477,818)	—	(28,477,818)

Total comprehensive (loss)/income for the year	—	—	—	—	(28,477,818)	87,173,802	58,695,984
Exercise of options	24	2,791,331	—	(946,238)	—	—	1,845,117
Issuance of ordinary shares in connection with the future exercise of share options (Note 16)	77	—	—	—	—	—	77
Share-based payment	—	—	—	18,717,176	—	—	18,717,176
Repurchase of ordinary shares	—	—	(16,809,532)	—	—	—	(16,809,532)

At December 31, 2011	11,696	2,409,156,049	(16,809,532)	27,706,721	26,464,548	(1,560,667,982)	885,861,500

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

	Issued capital (Note 16) RMB	Share premium (Note 16) RMB	Treasury shares (Note 16) RMB	Employee equity benefits reserve (Note 18) RMB	Other reserve- foreign currency translation reserve, net of tax of nil RMB	Other reserve- available-for- sale financial instrument reserve, net of tax of nil RMB	Accumulated losses RMB	Total equity RMB
At January 1, 2012	11,696	2,409,156,049	(16,809,532)	27,706,721	26,464,548	—	(1,560,667,982)	885,861,500
Profit for the year	—	—	—	—	—	—	135,161,647	135,161,647
Other comprehensive (loss)/income	—	—	—	—	(1,679,942)	1,093,734	—	(586,208)

Total comprehensive (loss)/income for the year	—	—	—	—	(1,679,942)	1,093,734	135,161,647	134,575,439
Share-based payment	—	—	—	13,285,819	—	—	—	13,285,819
Repurchase of ordinary shares	—	—	(45,918,375)	—	—	—	—	(45,918,375)

At December 31, 2012	11,696	2,409,156,049	(62,727,907)	40,992,540	24,784,606	1,093,734	(1,425,506,335)	987,804,383

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

	Issued capital (Note 16) RMB	Share premium (Note 16) RMB	Treasury shares (Note 16) RMB	Employee equity benefits reserve (Note 18) RMB	Other reserve- foreign currency translation reserve, net of tax of nil RMB	Other reserve- available-for- sale financial instrument reserve, net of tax of nil RMB	Accumulated losses RMB	Total equity RMB
At January 1, 2013	11,696	2,409,156,049	(62,727,907)	40,992,540	24,784,606	1,093,734	(1,425,506,335)	987,804,383
Profit for the year	—	—	—	—	—	—	241,228,181	241,228,181
Other comprehensive (loss)/income	—	—	—	—	(15,168,361)	9,068,634	—	(6,099,727)

Total comprehensive (loss)/income for the year	—	—	—	—	(15,168,361)	9,068,634	241,228,181	235,128,454
Exercise of options	—	21,886,238	—	(7,657,345)	—	—	—	14,228,893
Issuance of ordinary shares (Note 16)	432	219,300,260	—	—	—	—	—	219,300,692
Share-based payment	—	—	—	19,386,459	—	—	—	19,386,459

At December 31, 2013	12,128	2,650,342,547	(62,727,907)	52,721,654	9,616,245	10,162,368	(1,184,278,154)	1,475,848,881

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2011 RMB	2012 RMB	2013 RMB
Operating activities
Profit before tax		96,932,242	154,084,903	263,483,179
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	8	10,626,979	19,415,439	30,238,275
Amortization of intangible assets	9	2,831,004	11,902,559	11,907,235
Exercise of Car King Holding Ltd. warrant		—	—	37,157
Loss on disposal of property, plant and equipment	6	33,683	1,388,379	485,883
Share-based payment	18	18,717,176	13,285,819	19,386,459
Provision for bad debts	12	2,086,570	10,023,510	10,348,662
Impairment of available-for-sale investments		—	—	768,526
Interest income		(3,963,484)	(5,534,742)	(8,111,431)
Interest expense		1,238,314	3,771,809	2,751,915
Share of losses/(profits) of an associate and joint ventures	4	77,292	4,109	(1,737,568)
Unrealized exchange gains	6.2	(24,059,008)	(4,484,641)	(11,727,588)
Changes in fair value of financial assets		—	267,297	—
Fair value adjustment of a contingent consideration		—	1,870,000	—
Changes in working capital:
Trade receivables		(211,278,085)	(59,099,136)	(194,928,544)
Bills receivables		(15,169,786)	5,771,153	(415,640)
Prepayments and other receivables		(915,728)	(35,845,164)	(2,164,153)
Due from related parties		2,728,329	4,981,020	866,698
Inventories		—	(42,572)	42,572
Other current assets		1,530,203	1,274,340	458,762
Other non-current assets		551,269	420,060	(4,954,726)
Trade payables		(737,088)	(66,272,727)	99,930,321
Other payables and accruals		33,328,538	71,526,121	141,406,547
Due to related parties		(4,684,755)	(374,996)	2,125,000

		(90,126,335)	128,332,540	360,197,541
Interest received		3,963,484	5,534,742	8,111,431
Income tax paid		(527,396)	(5,504,973)	(37,753,200)

Net cash flows (used in)/from operating activities		(86,690,247)	128,362,309	330,555,772

Investing activities
Proceeds from sale of property, plant and equipment		33,000	4,943,299	2,460,599
Purchases of property, plant and equipment	8	(17,113,138)	(57,071,099)	(29,396,843)
Purchases of intangible assets	9	(9,079,916)	(9,201,739)	(3,725,182)
Investment in an associate and joint ventures	4	(490,000)	(3,000,000)	(2,610,000)
Purchase of available-for-sale investments	19.1	—	(18,973,656)	(5,487,207)
Acquisition of a subsidiary, net of cash acquired	3	(44,886,367)	—	(18,000,000)

Net cash flows used in investing activities		(71,536,421)	(83,303,195)	(56,758,633)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2011 RMB	2012 RMB	2013 RMB
Financing activities
Repayment of interest-bearing borrowing		(20,000,000)	—	—
Interest expense paid		(1,154,160)	(2,761,963)	(2,751,915)
Exercise of options		1,845,117	—	12,992,594
Proceeds from issuance of ordinary shares, net of issuance costs		—	—	220,132,181
Payment of offering expenses		(3,291,354)	—	—
Repurchase of ordinary shares		(16,517,415)	(46,210,492)	—

Net cash flows (used in)/from financing activities		(39,117,812)	(48,972,455)	230,372,860

Net (decrease)/increase in cash and cash equivalents		(197,344,480)	(3,913,341)	504,169,999
Net foreign exchange difference		(4,418,810)	2,921,749	(2,895,467)
Cash and cash equivalents at beginning of the year		803,140,440	601,377,150	600,385,558

Cash and cash equivalents at end of the year		601,377,150	600,385,558	1,101,660,090

Supplemental disclosure of non-cash activities:
Repurchase of ordinary shares		292,117	—	—
Purchase consideration for acquisition of Beijing Bitcar Interactive Information Technology Company Limited (“Bitcar”) due to related parties	3	15,120,154	2,879,846	—
Settlement of due from Bitcar as part of the acquisition of Bitcar		11,319,822	—	—
Purchases of property, plant and equipment		193,300	1,586,668	1,591,804
Exchange of advertising services for motor vehicles		—	10,783,847	—
Purchases of intangible assets		3,425,000	—	—
Offering expenses accrued for in other payables and accruals		—	—	831,531
Proceeds from exercise of options recorded in prepayments and other receivables		—	—	(1,236,299)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations other than acting as an investment holding company and parent of its subsidiaries and structured entities (the “SEs”). The Company conducts its business operations through its subsidiary, Beijing Bitauto Internet Information Company Limited (“BBII”) and the SEs (collectively, the “Group”), which are all established in the People’s Republic of China (the “PRC”). The Company owns 100% of the equity of BBII through a wholly-owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”).

The Group is principally engaged in the provision of Internet content and marketing services in the automobile industry, including advertising services, subscription services, listing services and one-stop digital marketing services in the PRC.

As of December 31, 2013, the Company’s subsidiaries and the SEs are as follows:

Name	Place and date of incorporation or registration and place of operations
Subsidiaries
Beijing Bitauto Internet Information Company Limited	January 20, 2006 PRC
Bitauto Hong Kong Limited	April 27, 2010 Hong Kong
SEs
Beijing C&I Advertising Company Limited	December 30, 2002 PRC
Beijing Bitauto Information Technology Company Limited	November 30, 2005 PRC
Beijing Brainstorm Advertising Company Limited	February 10, 2006 PRC
Beijing New Line Advertising Company Limited	June 8, 2006 PRC
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007 PRC
Beijing Taoche Information Technology Company Limited	February 2, 2008 PRC
Beijing Easy Auto Media Company Limited	March 7, 2008 PRC
Beijing You Jie Information Company Limited	July 11, 2008 PRC
Beijing Bitcar Interactive Information Technology Company Limited (“Bitcar”)	October 16, 2008 PRC
Beijing BitOne Technology Company Limited	August 13, 2010 PRC
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011 PRC

Bitauto HK’s principal activities are the provision of administrative and consulting services to BBII. BBII’s principal activities are the provision of technical and consulting services to the SEs. All of the SEs’ principal activities are the provision of advertising services, subscription services, listing services and one-stop digital marketing services through websites.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Basis of consolidation

Pursuant to a number of contractual and trust agreements, the Company owns and controls its SEs through nominees. At the option of the Company, the Company could or could direct another person to purchase the entire equity interests of the SEs from the nominees. In addition, the nominees transferred to the Company all the voting power over the financial and operating policies of the SEs as well as all the economic benefits received from the SEs.

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and its SEs for the years ended December 31, 2011, 2012 and 2013.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if and only if the Company has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee)

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary or SE begins when the Company obtains control over the subsidiary or SE and ceases when the Company loses control of the subsidiary or SE. Assets, liabilities, income and expenses of a subsidiary or SE acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary or SE.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries and SEs to bring their accounting policies into line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.1	Basis of preparation (continued)

Basis of consolidation (continued)

A change in the ownership interest of a subsidiary or SE, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary or SE, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary or SE

•	Derecognizes the carrying amount of any non-controlling interest

•	Derecognizes the cumulative translation differences recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss.

In order to effectively control the SEs, the subsidiary of the Company has entered into exclusive business cooperation agreements and supplementary agreements with the SEs, which entitle the subsidiary of the Company to receive a majority of SEs’ residual returns. The paid-in capital of the SEs was funded by the Company through long-term loans to the nominees. As a security for such loans, the nominees have pledged their interests in the SEs to the subsidiary of the Company. In addition to the aforesaid agreements, the nominees have agreed not to transfer the equity interests, or place or permit the existence of any security interest or other encumbrance that affects the Company’s rights and interests in the SEs, without the prior written consent of the Company.

Based on these contractual arrangements, the Company believes that the SEs are considered structured entities under IFRS 10 “Consolidated Financial Statements” (“IFRS 10”) and the SEs are consolidated under IFRS 10 as the SEs are controlled by the Company, even when the Company directly owns none of the voting shares of the SEs.

Based on the advice of Han Kun Law Offices, the Group’s PRC legal counsel, the corporate structure and contractual arrangements of the SEs and BBII are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company, Bitauto HK, BBII and the SEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the SEs and their nominee shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC law and regulations in all material respects.

Accordingly, all SEs are consolidated by the Company.

Details on the subsidiaries and SEs of the Company are disclosed in Note 1 – Corporate information.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.2	Significant accounting judgments, estimates and assumptions

The preparation of the Group’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgment, which has the most significant effect on the amounts recognized in the consolidated financial statements:

Cash-generating unit (“CGU”) for goodwill impairment testing

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Group. Until December 31, 2012, the Group managed its business in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. In late 2012, the Easypass services, which were part of the bitauto.com business, had grown into an automobile marketing and customer relationship management (“CRM”) platform providing web-based integrated digital marketing and CRM applications to automobile dealers in the PRC, collectively known as “EP platform business”. Based on the above, management started to oversee and monitor the EP platform business as a separate business unit starting January 1, 2013. As a result, starting January 1, 2013, the chief operating decision maker has identified the EP platform business as a separate segment in accordance with IFRS 8 Operating Segments.

The Bitcar and Bit EP legal entities that respectively benefit from the synergies of the acquisition of Bitcar (Note 3) belong to the same EP platform business segment. As of January 1, 2013, management concluded that there was no impairment associated with the goodwill allocated to the Bitcar and Bit EP legal entities, respectively. Management also started to monitor the total goodwill associated with the Bitcar acquisition on a combined basis at the EP platform business segment level starting January 1, 2013. Based on the above, the lowest level within the Group at which goodwill is monitored for internal management purposes is the EP platform business segment level. Therefore, goodwill was allocated to the EP platform business segment for impairment testing as of December 31, 2013.

Foreign currencies

The Group’s presentation currency is the RMB. The Company, its subsidiaries and the SEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company and its wholly owned subsidiary Bitauto HK is the U.S. dollar (US$), while the functional currency of BBII and the SEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.2	Significant accounting judgments, estimates and assumptions (continued)

Estimates and assumptions

a.	Impairment of trade receivables

The Group recognizes a provision for bad debts associated with its trade receivables in accordance with the accounting policy stated in Note 2.3. The Group has made judgments based on the age of the trade receivables and the customer specific credit risk in relation to the impairment of the trade receivable balances, which include the incurrence of losses, and amounts expected to be recovered in respect of any impaired trade receivables. As of December 31, 2012 and 2013, the provision for bad debts amounted to RMB13,453,619 and RMB23,802,281, respectively.

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

Estimating fair value requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including volatility and dividend yield and making assumptions about them. The assumptions and models used are disclosed in Note 18.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.2	Significant accounting judgments, estimates and assumptions (continued)

Estimates and assumptions (continued)

e.	Fair value measurement and impairment of other financial assets

As the fair values of financial assets at fair value through profit or loss and available-for-sale investments recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques.

The major inputs to the valuation models for the assessment of the fair value of other financial assets are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. For available-for-sale financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. Further details are set out in Note 19.1.

f.	Property, plant and equipment and intangible assets—estimated useful lives and residual values

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

As part of the identification and measurement of assets and liabilities in the acquisition of Bitcar, the Group identified an element of contingent consideration with a fair value of RMB15,036,000 at the acquisition date, remeasured to RMB18,000,000 as of December 31, 2012, which is classified as due to related parties and was paid out in 2013 (see Notes 3 and 22).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The identifiable assets acquired and liabilities assumed are measure at their acquisition-date fair values, which are the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The Group determines the fair value for non-financial assets by considering the highest and best use of the asset from the perspective of market participants.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Investments in an associate and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associate and joint ventures are accounted for using the equity method.

Under the equity method, the investments in the associate and the joint ventures are carried at cost plus post acquisition changes in the Group’s share of net assets of the associate and the joint ventures. Goodwill relating to the associate and the joint ventures is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group’s share of the results of operations of the associate or joint venture. Any change in OCI of those investees is presented as part of the Group’s OCI. Unrealised gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the interest in the associate or joint venture.

The aggregate of the Group’s share of profit or loss of an associate and a joint venture is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associate or joint venture.

The financial statements of the associate and the joint ventures are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investments in its associate and joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investments in the associate and the joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and the joint venture and its carrying value and recognizes the amount in the share of losses of an associate and joint ventures in the consolidated statements of comprehensive income.

Upon loss of significant influence or joint control over the associate or the joint ventures respectively, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate and the joint ventures upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Fair value measurement

The Group’s management determines the policies and procedures for fair value measurements.

Independent appraisers are involved for valuation of significant assets, such as financial assets at fair value through profit or loss and available-for-sale investments. Selection criteria of the independent appraisers include market knowledge, reputation, independence and whether professional standards are maintained. The Group’s management decides, after discussions with the Group’s independent appraisers, which valuation techniques and inputs to use for each case.

At each reporting date, management analyzes the movements in the values of assets and liabilities which are required to be re-measured or re-assessed as per the Group’s accounting policies. For this analysis, management verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

Management, in conjunction with the Group’s independent appraiser, also compares significant changes in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained in Note 19.

Foreign currencies

The Group’s presentation currency is the RMB. The Company, its subsidiaries and the SEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency of the Company and its wholly owned subsidiary Bitauto HK is the U.S. dollar (US$), while the functional currency of BBII and the SEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

Transactions in foreign currencies are initially recorded by the entities within the Group at their respective functional currency spot rates at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as of the date of acquisition. Following initial recognition, intangible assets with finite lives are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in profit and loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

	Estimated useful life	Internally generated or acquired
Purchased software	5 – 10 years	Acquired
Digital Sales Assistant system	10 years	Acquired
Trade name and lifetime membership	Indefinite	Acquired
Domain names	10 years	Acquired
Contract backlog	2 years	Acquired
Others	5 years	Acquired

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

An item of intangible assets is derecognized on disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition (that is, on disposal or retirement from use) of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Following initial recognition of the development expenditure as an asset, the asset will be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value though profit or loss. These embedded derivatives such as the warrant associated with the financial assets discussed in Note 19.1 are measured at fair value with changes in fair value recognized in profit or loss. Dividend or interest income, if any, from financial assets at fair value through profit or loss is recognized in profit or loss as part of other income when the Group’s right to receive payments is established.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

For available-for-sale financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If any such evidence exists for available-for-sale investments, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from other comprehensive income and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Employee Benefits—PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB34,794,604, RMB53,876,162 and RMB73,872,937 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Share-based compensation transactions

Employees (including senior executives and directors) and non-employees of the Group receive remuneration in the form of share-based payment transactions, whereby individuals above render services as consideration for equity instruments (“equity-settled transactions”). When the Group grants an award that vest in installments, or graded vesting, each installment or vesting tranche is treated as a separate award.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share (further details are given in Note 17).

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

Revenue recognition

As disclosed in Note 2.2, the Group started to manage its business in four segments starting January 1, 2013. The Group also reorganized its revenue streams based on how management monitors and oversees the business as a result of its segment restructuring. As a result, starting January 1, 2013, the Group reorganized its revenue streams into advertising services, dealer subscription and listing services and agent services. The Group also revised the comparative figures for the years ended December 31, 2011 and 2012 accordingly.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

Revenue from advertising services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. The Group also organizes promotional events to help customers to promote their products. The Group recognizes revenue from organizing promotional events when the services have been rendered, and the collectability is reasonably assured. Revenues from advertising services are reported at a gross amount.

(b)	Dealer subscription and listing services

The Group provides digital marketing solutions and customer relationship management services to new car dealers and listing services to used car dealers. The Group makes available throughout the subscription or listing period a proprietary platform linked to its website or media vendors’ websites where auto dealers can manage their customer relationships, and publish information, such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Additionally, the Group provides customer relationship management services on mobile internet enabled sales tools to auto dealers. The revenue is recognized when the services have been rendered and the collectability is reasonably assured. Revenues from dealer subscription and listing services are reported at a gross amount.

The Group invoices its customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. The Group records amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in the Group’s consolidated statements of financial position.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Revenue recognition (continued)

(c)	Agent services

The Group receives commissions for assisting customers in placing advertisements on media vendor websites (“advertising agent services”). The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. The Group also receives performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. Revenue is recognized when the amounts of these performance-based rebates are probable and reasonably estimable. The Group also provides other services to assist customers, such as, public relations and marketing campaign project based services, website design, setup and maintenance services. The Group recognizes public relations and marketing campaign project based services revenue when the services have been rendered, and the collectability is reasonably assured. Revenue from development services is recognized when the services have been rendered, which is once the design and setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•	where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss);

•	in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Taxes (continued)

Deferred tax (continued)

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

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

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person:

(i)	has control, or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	the entity is an associate or joint venture of the Group;

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	the entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by the Group

IAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income (“OCI”). The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) are presented separately from items that will never be reclassified. The adoption of this amendment affects presentation only and therefore, did not have an impact on the Group’s financial position or performance.

IAS 1, Clarification of the Requirement for Comparative Information (Amendment). These amendments clarify the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. An opening statement of financial position (known as the “third balance sheet”) must be presented when an entity applies a change in accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. The Group did not have a retrospective restatement or reclassification of items that had a material effect on the statement of financial position as at the beginning of the preceding period in its consolidated financial statements; therefore, the adoption of this amendment did not have an impact on the presentation of the Group’s financial position or performance.

IAS 19, Employee Benefits (Revised). The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism for recognizing actuarial gains and losses on defined benefit pension plans and the concept of expected returns on plan assets in determining pension expense, to more simple clarifications and re-wording. The adoption of these amendments did not have an impact on the Group’s financial position and performance.

IFRS 7, Disclosures—Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments require an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. As the Group does not have any financial instruments that are set off in accordance with IAS 32 nor subject to an enforceable master netting arrangement, these amendments did not have an impact on the Group’s financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards Adopted by the Group (continued)

IFRS 10, Consolidated Financial Statements; IAS 27, Separate Financial Statements. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also replaces SIC-12 Consolidation – Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities (now termed “structured entities”). The changes introduced by IFRS 10 require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The adoption of this standard did not have any impact on the Group’s consolidated financial statements.

IFRS 11, Joint Arrangements. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities – Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (“JCEs”) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. Management has assessed its sole existing joint arrangement, which is its investment in Target Net (Beijing) Technology Company Limited. Prior to the transition to IFRS 11, Target Net (Beijing) Technology Company Limited was determined to be a jointly controlled entity and accounted for using the equity method. Upon adoption of IFRS 11, the Group has determined its interest in Target Net (Beijing) Technology Company Limited to be a joint venture under IFRS 11 and it is required to be accounted for using the equity method. Therefore, the adoption of this standard did not have any impact on the Group’s consolidated financial statements.

IFRS 12, Disclosure of Involvement with Other Entities. IFRS 12 includes the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as the disclosures that were previously included in IAS 28 Investments in Associates. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The adoption of this amendment affects disclosure only and therefore, did not have a material impact on the Group’s financial position or performance.

IFRS 13, Fair Value Measurement. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. IFRS 13 defines fair value as an exit price. As a result of the guidance in IFRS 13, the management re-assessed its policies for measuring fair values, in particular, its valuation inputs such as non-performance risk for fair value measurement of liabilities. IFRS 13 also requires additional disclosures. Application of IFRS 13 has not materially impacted the fair value measurements of the Group. Additional disclosures where required have been provided in the individual notes relating to the assets and liabilities for which fair values were determined.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards Adopted by the Group (continued)

Amendments to IFRS 10, IFRS 11 and IFRS 12 – Transition Guidance. The amendments were issued in July 2012 and provide additional transition relief for IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. Furthermore, for disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied. The amendments did not have a material impact on the Group’s consolidated financial statements.

In addition, the May 2012 Annual Improvements adopted below had no material impact on the Group’s consolidated financial statements.

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

New Standards, Amendments and Interpretations to Existing Standards Early Adopted by the Group

Amendments to IAS 36 – Recoverable Amount Disclosures for Non-financial Assets. These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or CGUs for which impairment loss has been recognized or reversed during the period. These amendments are effective retrospectively for annual periods beginning on or after 1 January 2014 with earlier application permitted, provided IFRS 13 is also applied. The Group has early adopted these amendments to IAS 36 in the current period since the amended/additional disclosures provide useful information as intended by the IASB. As the Group did not recognize or reverse any impairment loss for non-financial assets during the period; therefore, the adoption of this amendment did not have an impact on the Group’s financial position or performance.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group

Effective for the 2014 financial year

IAS 32, Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32. These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. As the Group does not have any financial instruments that are set off in accordance with IAS 32 nor subject to an enforceable master netting arrangement, these amendments will not have an impact on the Group’s financial position and performance.

Amendments to IFRS 10, IFRS 12 and IAS 27 (2011) – Investment Entities. The amendments to IFRS 10 were issued in December 2012. The amendments apply to a particular class of business that qualifies as an investment entity. The term “investment entity” refers to an entity whose business purpose is to invest funds solely for returns from capital appreciation, investment income or both. The amendments provide an exception to the consolidation requirements in IFRS 10 and require investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them. The amendments also set out disclosure requirements for investment entities. As the Group is not an investment entity as defined in IFRS 10, these amendments will not have an impact on the Group’s financial position and performance.

Effective for the 2018 financial year

IFRS 9 Financial Instruments - IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will not have an impact on the classification and measurement of the Group’ s financial liabilities. In November 2013, IASB added to IFRS 9 the requirements related to classification and measurement of financial liabilities and hedge accounting and made some related changes to IAS 39 and IFRS 7 which include the corresponding disclosures about risk management activity for applying hedge accounting.

IAS 39 is aimed to be replaced by IFRS 9 in its entirety. Before this entire replacement, the guidance in IAS 39 on impairment of financial assets continues to apply. The previous mandatory effective date of IFRS 9 was removed by IASB in October 2013 and a decision to adopt an effective date of January 1, 2018 was made in February 2014. However, the standard is available for application now. The Group will quantify the effect in conjunction with the other phases, when the final standard including all phases is issued.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group (continued)

Annual improvements 2011-2013 cycle (issued in December 2013)

These improvements are effective for annual periods beginning on or after July 1, 2014 except for the IFRS 1 amendment, which is effective immediately. These improvements when adopted will not have a material impact on the Group’s financial position and performance.

IFRS 1 First-time Adoption of International Financial Reporting Standards – Meaning of ‘effective IFRSs’. The amendment clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. The amendment is effective immediately.

IFRS 3 Business Combinations-Scope exceptions for joint ventures. The amendment clarifies that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3;

•	The scope exception applies only to the accounting in the financial statements of the joint arrangement itself.

The amendment is applied prospectively.

IFRS 13 Fair Value Measurement. The amendment clarified that the portfolio exception in IFRS 13 can be applied to financial assets, financial liabilities and other contracts that are within the scope of IAS 39.

Annual improvements 2010-2012 cycle (issued in December 2013)

These improvements are effective for annual periods beginning on or after July 1, 2014 except for the IFRS 13 amendment, which is effective immediately. These improvements when adopted will not have a material impact on the Group’s financial position and performance.

IFRS 2 Share-based Payment – Definitions of vesting conditions. Performance condition and service condition are defined in order to clarify various issues, including the following:

•	A performance condition must contain a service condition;

•	A performance target must be met while the counterparty is rendering service;

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group;

•	A performance condition may be a market or non-market condition;

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

The amendment is applied prospectively.

IAS 24 Related Party Disclosures-Key management personnel. The amendment clarifies that a management entity – an entity that provides key management personnel services – is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. The amendment is applied retrospectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group (continued)

IFRS 3 Business Combination. Clarified that the contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.

IFRS 8 Operating Segments. Clarified that operating segments may be combined/aggregated if they are consistent with the core principle of the standard, if the segments have similar economic characteristics and if they are similar in other qualitative respects. If they are combined, the entity must disclose the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. Further it clarified that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IFRS 13 Fair Value Measurement. The IASB clarified in the Basis for conclusions that short-term receivables and payables with no stated interest rates can be held at invoice amounts when the effect of discounting is immaterial.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible assets. The amendment to IAS 16 and IAS 38 provides more detail when an entity revalues assets and clarifies how an adjustment is recognized. It clarified that revaluation can be performed, as follows:

•	Adjust the gross carrying amount of the asset to market value; or

•	Determine the market value of the carrying amount and adjust the gross carrying amount proportionately so that the resulting carrying amount equals the market value.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions

Acquisition of Bitcar

On November 30, 2011, the Group acquired 100% equity interest in Bitcar, a company incorporated in PRC from key management personnel of the Group (Note 22). Bitcar is a provider of mobile internet enabled sales tools for the PRC automobile industry. The Group acquired Bitcar to integrate Bitcar’s Digital Sales Assistant system with its existing online marketing platform.

The fair values of the identifiable assets and liabilities as of the date of acquisition and the corresponding carrying values immediately before the acquisition were:

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

From the date of acquisition to December 31, 2011, Bitcar has contributed RMB4,156,080 of revenue and RMB83,221 to the net profit before tax from continuing operations of the Group, respectively. If the combination had taken place at the beginning of 2011, revenue from continuing operations would have been RMB681,598,621 and the profit for the Group would have been RMB79,887,974.

The DSA system which is similar to an enterprise resource management system enables automobile manufacturers and dealers to manage their products, services and customer needs on mobile Internet enabled sales tools. The contract backlog comprises of outstanding unfulfilled revenue contracts of Bitcar. As of December 31, 2013, the remaining amortization period for the DSA system is approximately eight years and the contract backlog was fully amortized and derecognized in 2013.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

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

As of the acquisition date, the fair value of the contingent consideration was estimated to be RMB15,036,000 according to the key performance indicators of Bitcar at that time. During the year ended December 31, 2012, the actual revenues exceeded the revenues estimates as of the acquisition date. Accordingly, the contingent consideration has been adjusted to reflect this development and a charge of RMB1,870,000 has been recognized through profit or loss.

On March 20, 2013, the Group paid out the RMB18,000,000 contingent consideration due to the key management personnel associated with the Group’s acquisition of Bitcar.

Consideration at acquisition date:

RMB
Closing payment	45,000,000
Contingent consideration	15,036,000

Total consideration	60,036,000

Cash flows associated with this acquisition:

	2011	2012	2013
	RMB	RMB	RMB
Cash acquired	113,633	—	—
Cash paid	(45,000,000)	—	(18,000,000)

4.	Investments in an associate and joint ventures

Associate

On May 24, 2011, the Group acquired a 49% interest in Beijing Xinchuang Interactive Advertising Company Limited (“BXIA”), whose principal activities were intended to be the provision of advertising services, for RMB490,000. BXIA has no material operations, and is a private entity that is not listed on any public exchange. The Group’s interest in BXIA was accounted for under the equity method in the consolidated financial statements. On December 12, 2013, BXIA increased its share capital by RMB1,000,000. BXIA received contributions amounting to RMB110,000 and RMB890,000 from the Group and its remaining shareholder, respectively. As a result, the Group’s interest in BXIA was diluted from 49% to 30%.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

4.	Investments in an associate and joint ventures (continued)

Associate (continued)

The following table illustrates the financial information of the Group’s associate that is not individually material:

	2011	2012	2013
	RMB	RMB	RMB
Share of the associate’s loss for the year	(77,292)	(28,972)	(392,722)
Share of the associate’s other comprehensive income	—	—	—
Share of the associate’s total comprehensive income	(77,292)	(28,972)	(392,722)
Carrying amount of the Group’s investment in the associate	412,708	488,437	205,715

Joint ventures

On October 31, 2012, the Group acquired a 20% interest in Target Net (Beijing) Technology Company Limited (“TNBT”), a joint venture involved in the provision of advertising services, for RMB3,000,000. TNBT is a private entity that is not listed on any public exchange. The Group’s interest in TNBT was accounted for under the equity method in the consolidated financial statements.

On November 6, 2013, the Group acquired a 10% interest in Shanghai Eclicks Network Co., Ltd. (“Eclicks”), a joint venture involved in the development of mobile applications, for RMB2,500,000. Eclicks is a private entity that is not listed on any public exchange. The Group’s interest in Eclicks was accounted for under the equity method in the consolidated financial statements.

The following table illustrates the aggregate financial information of the Group’s joint ventures that are not individually material:

	2012	2013
	RMB	RMB
Share of the joint ventures’ (loss)/profit for the year	(288,171)	2,130,290
Share of the joint ventures’ other comprehensive income	—	—
Share of the joint ventures’ total comprehensive income	(288,171)	2,130,290
Aggregate carrying amount of the Group’s investments in the joint ventures	2,920,162	7,550,452

As of December 31, 2013, there was no material contingent liability relating to the Group’s interest in its associate and joint ventures, and the associate and the joint ventures themselves. As of December 31, 2013, the Group also had no capital commitment in relation to its interest in its associate and joint ventures, and the associate and the joint ventures themselves.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

5.	Revenue

The Group reorganized its revenue streams based on how management monitors and overseas the business as a result of its segment restructuring as disclosed in Note 2.2. As a result, starting January 1, 2013, the Group reorganized its revenue streams into advertising services, dealer subscription and listing services, and agent services. The Group also revised the comparative figures for the years ended December 31, 2011 and 2012 accordingly.

	2011	2012	2013
	RMB	RMB	RMB
Advertising services	324,763,440	498,732,735	741,783,094
Dealer subscription and listing services	166,677,760	363,464,468	491,849,069
Agent services	178,513,116	194,708,777	205,700,201

	669,954,316	1,056,905,980	1,439,332,364

6.	Profit before tax

6.1 Selling and administrative expenses

	2011	2012	2013
	RMB	RMB	RMB
Salaries and benefits	128,185,220	201,587,270	262,277,809
Depreciation and amortization	12,167,384	18,027,258	25,742,437
Operating lease expenses	18,312,089	28,953,931	37,935,804
Share based payment	18,717,176	13,285,819	19,386,459
Office expenses	29,925,094	38,974,820	41,413,327
Provision for bad debts	2,086,570	10,023,510	10,348,662
Sales and marketing expenses	129,679,881	235,380,893	334,504,115
Others	8,660,640	11,121,913	17,260,189

	347,734,054	557,355,414	748,868,802

6.2 Other income

	2011	2012	2013
	RMB	RMB	RMB
Unrealized exchange gains	24,059,008	4,484,641	11,727,588
Gain on disposal of property, plant and equipment	—	302,603	246,419
Others	781,670	1,792,715	445,147

	24,840,678	6,579,959	12,419,154

Unrealized exchange gains represent foreign exchange differences from monetary assets and liabilities denominated in foreign currencies translated at the functional currency spot rates of exchange ruling at the reporting date. The unrealized exchange gain above is as a result from the appreciation of the RMB against the US$.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

6.	Profit before tax (continued)

6.3 Other expenses

	2011	2012	2013
	RMB	RMB	RMB
Loss on disposal of property, plant and equipment	33,683	1,690,982	732,302
Change in the contingent consideration (Note 3, 22)	—	1,870,000	—
Impairment of available-for-sale investments (Note 19.1)	—	—	768,526
Others	2,337,733	3,718,133	5,391,664

	2,371,416	7,279,115	6,892,492

7.	Income tax expense

The major components of income tax expense for the years ended December 31, 2011, 2012 and 2013 are:

	2011	2012	2013
	RMB	RMB	RMB
Current income tax
Current income tax charge	14,970,011	22,994,629	24,211,773
Deferred income tax
Relating to operating loss	(846,296)	1,023,600	4,060,687
Relating to origination and reversal of temporary differences	(4,365,275)	(5,094,973)	(6,017,462)

Income tax expense reported in the consolidated statements of comprehensive income	9,758,440	18,923,256	22,254,998

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

A reconciliation between income tax expense and the product of the accounting profit multiplied by the PRC tax rate for the years ended December 31, 2011, 2012 and 2013 is as follows:

	2011	2012	2013
	RMB	RMB	RMB
Accounting profit before income tax	96,932,242	154,084,903	263,483,179

Tax at statutory tax rate of 25%	24,233,061	38,521,226	65,870,795
Tax holiday or lower tax rates for certain entities comprising the Group	(18,438,869)	(31,725,957)	(60,238,226)
Effect of differing tax rates in different jurisdictions	3,564,632	4,718,669	6,078,253
Utilization of previously unrecognized tax losses	(1,681,597)	(219,669)	—
Non-taxable income	(5,003,525)	(1,580,152)	(3,361,911)
Non-deductible expenses	8,116,292	9,045,182	11,569,482
Research and development expense additional deduction	—	(864,507)	(1,097,145)
Adjustment to current income tax of prior years	(2,944,739)	—	—
Effect on deferred tax of changes in tax rates	(441,614)	—	(400,708)
Unrecognized tax losses	1,642,869	1,026,437	3,870,428
Others	711,930	2,027	(35,970)

	9,758,440	18,923,256	22,254,998

Income tax expense reported in the consolidated statements of comprehensive income	9,758,440	18,923,256	22,254,998

Effective income tax rate	10.1%	12.3%	8.4%

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

Deferred tax

Deferred tax at December 31, 2012 and 2013, relates to the following:

	Consolidated statements of financial position		Consolidated statements of comprehensive income
	2012	2013	2012	2013
	RMB	RMB	RMB	RMB
Deferred tax assets
Amortization of intangible assets	387,574	469,056	140,365	81,482
Tax losses available for offset against future taxable income	4,927,205	866,518	(1,023,600)	(4,060,687)
Accrued wages and salaries	7,222,269	10,899,655	2,548,483	3,677,386

	12,537,048	12,235,229	1,665,248	(301,819)

Deferred tax liabilities
Intangible assets acquired in a business combination	(7,291,615)	(5,033,021)	2,406,125	2,258,594

	(7,291,615)	(5,033,021)	2,406,125	2,258,594

Deferred tax expense			4,071,373	1,956,775

Deferred tax assets, net	5,245,433	7,202,208

Reconciliation of deferred tax assets, net

	2012	2013
	RMB	RMB
Opening balance as of January 1	1,174,060	5,245,433
Tax expense recognized in profit or loss during the period	4,071,373	1,956,775

Closing balance as of December 31	5,245,433	7,202,208

At December 31, 2013, the Group had RMB43,069,413 (2012: RMB43,830,447; 2011: RMB44,697,774) of tax losses carry forwards that would be available to offset against future taxable profit. A deferred tax asset has been recognized in respect of RMB3,466,073 of tax losses carry forward in 2013 (2012: RMB19,708,821; 2011: RMB23,803,221). The recognition of these deferred tax assets are supported by forecast of future taxable profits. No deferred tax asset has been recognized in respect of RMB39,603,340 of tax losses carry forward in 2013 (2012: RMB24,121,626; 2011: RMB20,894,553) as they may not be used to offset taxable profits elsewhere in the Group and they have arisen in SEs that have been loss-making for some time. These SEs have no taxable temporary differences or any tax planning opportunities available that could support the recognition of these losses as deferred tax assets. The tax losses would expire five years after the losses were incurred.

At December 31, 2013, the Group had RMB33,287,973 (2012: RMB5,919,034; 2011: RMB16,606,310) of other temporary differences. Deferred tax liabilities or assets have been recognized in 2013 for RMB33,287,973 of these temporary differences (2012: RMB5,919,034; 2011: RMB16,606,310). Deferred tax liabilities or assets were fully recognized in respect of the other temporary differences for all periods presented.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

Deferred tax (continued)

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries and SEs as of December 31, 2012 and 2013 on the basis of its intent to reinvest the earnings. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and SEs. The associate and joint ventures are established in the PRC and the related temporary differences for such investments will be reversed through future distribution, which are nontaxable. The Company also does not intend to sell its interests in its associate and joint ventures. Therefore, management considered that it is probable that the temporary differences will not reverse in the foreseeable future. The undistributed earnings amounted to RMB206,626,354 and RMB468,339,800 as of December 31, 2012 and 2013, respectively. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

8.	Property, plant and equipment

	Computers and servers	Motor vehicles	Furniture and fixtures	Leasehold improvements	Total
	RMB	RMB	RMB	RMB	RMB
Cost:
At January 1, 2012	41,888,290	6,834,748	1,175,451	10,375,133	60,273,622
Additions	17,463,961	38,696,192	140,164	12,521,180	68,821,497
Disposals	(664,750)	(7,590,548)	(6,250)	—	(8,261,548)

At December 31, 2012	58,687,501	37,940,392	1,309,365	22,896,313	120,833,571
Additions	13,361,216	6,345,716	342,054	9,929,989	29,978,975
Disposals	(3,819,805)	(3,590,111)	(8,325)	—	(7,418,241)

At December 31, 2013	68,228,912	40,695,997	1,643,094	32,826,302	143,394,305

Accumulated depreciation:
At January 1, 2012	17,908,044	3,375,927	464,446	3,557,350	25,305,767
Charge for the year	10,710,528	4,714,801	249,269	3,740,841	19,415,439
Disposals	(634,743)	(1,292,315)	(2,812)	—	(1,929,870)

At December 31, 2012	27,983,829	6,798,413	710,903	7,298,191	42,791,336
Charge for the year	12,907,384	7,701,279	284,772	9,344,840	30,238,275
Disposals	(3,223,833)	(1,240,281)	(7,645)	—	(4,471,759)

At December 31, 2013	37,667,380	13,259,411	988,030	16,643,031	68,557,852

Net book value:
At December 31, 2013	30,561,532	27,436,586	655,064	16,183,271	74,836,453

At December 31, 2012	30,703,672	31,141,979	598,462	15,598,122	78,042,235

As of December 31, 2013 and 2012, the gross carrying amount of fully depreciated property, plant and equipment that were still in use were RMB13,056,307 and RMB6,762,780, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

9.	Intangible assets

	Purchased software	Digital Sales Assistant system	Trade name and lifetime membership	Domain names	Contract backlog	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost:
At January 1, 2012	11,722,465	25,430,000	5,763,525	4,787,636	14,163,000	3,900	61,870,526
Additions	928,396	—	2,273,200	555,143	—	—	3,756,739

At December 31, 2012	12,650,861	25,430,000	8,036,725	5,342,779	14,163,000	3,900	65,627,265
Additions	721,703	—	952,783	4,056,451	—	14,245	5,745,182
Disposals and retirements	—	—	—	—	(14,163,000)	—	(14,163,000)

At December 31, 2013	13,372,564	25,430,000	8,989,508	9,399,230	—	18,145	57,209,447

Amortization:
At January 1, 2012	4,368,820	211,917	—	244,297	590,125	13	5,415,172
Amortization	1,753,440	2,543,000	—	524,541	7,081,500	78	11,902,559

At December 31, 2012	6,122,260	2,754,917	—	768,838	7,671,625	91	17,317,731
Amortization	1,933,230	2,543,000	—	939,332	6,491,375	298	11,907,235
Disposals and retirements	—	—	—	—	(14,163,000)	—	(14,163,000)

At December 31, 2013	8,055,490	5,297,917	—	1,708,170	—	389	15,061,966

Net book value:
At December 31, 2013	5,317,074	20,132,083	8,989,508	7,691,060	—	17,756	42,147,481

At December 31, 2012	6,528,601	22,675,083	8,036,725	4,573,941	6,491,375	3,809	48,309,534

As of December 31, 2013 and 2012, the gross carrying amount of fully amortized intangible assets that were still in use were RMB2,282,416 and RMB2,048,576, respectively.

The additions in 2012 were mainly related to a new lifetime golf club membership. The addition in domain names in 2013 was mainly due to the purchase consideration paid to third parties to acquire the “yiche010.com” and “taoche010.com” domain names.

Management determined the trade name and lifetime membership would have an indefinite useful life as the assets may be used indefinitely without significant costs of renewal.

There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2012 and 2013. Refer to Note 11 for further discussion on the impairment testing of indefinite lived intangible assets.

10.	Goodwill

RMB
At January 1, 2012	38,992,640

At December 31, 2012	38,992,640

At December 31, 2013	38,992,640

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

11.	Impairment testing of goodwill and intangible assets with indefinite lives

Until December 31, 2012, goodwill was allocated to the CGUs of Bitcar and Bit EP, which are separate legal entities, respectively, for impairment testing.

As disclosed in Note 2.2, management started to monitor the total goodwill associated with the Bitcar acquisition on a combined basis at the EP platform business segment level starting January 1, 2013. Based on the above, the lowest level within the Group at which goodwill is monitored for internal management purposes is the EP platform business segment level. Therefore, goodwill was allocated to the EP platform business segment for impairment testing as of December 31, 2013.

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

	December 31, 2012
	Corporate assets	Bitcar	Bit EP	Total
	RMB	RMB	RMB	RMB
Goodwill	—	23,395,584	15,597,056	38,992,640
Lifetime membership	3,866,480	—	—	3,866,480
Trade name with indefinite useful lives	4,170,245	—	—	4,170,245

	December 31, 2013
	Corporate assets	EP platform business	Total
	RMB	RMB	RMB
Goodwill	—	38,992,640	38,992,640
Lifetime membership	4,746,480	—	4,746,480
Trade name with indefinite useful lives	4,243,028	—	4,243,028

The Group performed annual impairment tests as of December 31, 2012 and 2013 to assess the cash-generating units’ respective recoverable amounts. Management concluded that there was no impairment as the recoverable amounts of the cash generating units exceeded their carrying amounts.

The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rates applied to the cash flow projections was 20% and cash flows beyond the five-year period are extrapolated using growth rates of 3%.

Key assumptions were used in the value in use calculation of each CGU as of December 31, 2012 and 2013. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

Discount rates – The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

12.	Trade receivables

	2012	2013
	RMB	RMB
Trade receivables	485,528,315	680,456,859
Less: Provision for bad debts	(13,453,619)	(23,802,281)

	472,074,696	656,654,578

Trade receivables are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 180 days for certain qualifying long-term customers who have met specific credit requirements.

For the advertising agent services the Group provides, the Group acts as an agent in placing automaker customers’ advertisements on the websites of media vendors in the PRC. The Group receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. For the advertising services the Group provides, the Group acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. For the advertising agent services and advertising services provided, the Group enters into publishing schedule agreements with its automaker and automobile dealer customers; and related advertising agreements with media vendors who are then obligated to place the advertisements according to the Group’s customers’ publishing schedule agreements. Therefore, the Group records trade receivables from its customers and accounts payable to media vendors on a gross basis. Gross billings include the gross value of advertisements placed by the Group’s customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2013 was RMB2,011,695,642 (2012: RMB1,552,873,929).

As of December 31, 2013, trade receivables at initial value of RMB23,802,281 (2012: RMB13,453,619) were impaired and fully provided for. Movements in the provision for individually impaired trade receivables were as follows:

Individually impaired
RMB
At January 1, 2012	3,430,109
Charge for the year	10,023,510

At December 31, 2012	13,453,619
Charge for the year	10,348,662

At December 31, 2013	23,802,281

As of December 31, the ageing analysis of trade receivables was as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	<90 days	90-180 days	>180 days
	RMB	RMB	RMB	RMB	RMB
2013	656,654,578	240,400,237	181,478,189	95,503,205	139,272,947
2012	472,074,696	146,165,430	146,307,102	87,378,166	92,223,998

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

13.	Bills receivables

	2012	2013
	RMB	RMB
Bills receivables	68,768,260	69,183,900

Bills receivables represent short-term notes receivable issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

14.	Prepayments and other receivables

	2012	2013
	RMB	RMB
Advances to suppliers	13,528,345	9,250,318
Prepaid expenses	21,824,857	5,850,342
Deposits	16,671,406	6,491,438
Staff advances	7,949,168	9,374,790
Tax refund receivables including value added taxes	14,981,180	41,943,772
Others	371,671	2,996,340

	75,326,627	75,907,000

Prepayments and other receivables are unsecured, interest-free and have no fixed terms of repayment.

15.	Cash and cash equivalents

	2012	2013
	RMB	RMB
Cash at bank and on hand	600,385,558	1,101,660,090

Cash at bank earns interest at floating rates based on daily bank deposit rates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

16.	Issued capital, share premium and treasury shares

Authorized shares	2012	2013
Ordinary shares of US$0.00004 each	1,227,852,525.0	1,227,852,525.0

Ordinary shares issued and fully paid	Number of shares	RMB
At January 1, 2011	41,253,390.0	11,595
Options exercised on January 17, 2011	87,500.0	24
Issuance of ordinary shares on August 4, 2011 in connection with the future exercise of share options*	300,000.0	77

At December 31, 2011	41,640,890.0	11,696

At December 31, 2012	41,640,890.0	11,696

Issuance of ordinary shares on May 27, 2013 in connection with the future exercise of share options*	500,000.0	123
Issuance of ordinary shares on December 11, 2013 to public	1,264,855.0	309

At December 31, 2013	43,405,745.0	12,128

Share premium		RMB
At January 1, 2011		2,406,364,718
Options exercised on January 17, 2011		2,791,331

At December 31, 2011		2,409,156,049

At December 31, 2012		2,409,156,049

Share options exercised for the year 2013		21,886,238
Issuance of ordinary shares on December 11, 2013 to public		219,300,260

At December 31, 2013		2,650,342,547

*	The ordinary shares from these issuances were used to satisfy the 629,801.0 options exercised during the year ended December 31, 2013.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

16.	Issued capital, share premium and treasury shares (continued)

Treasury shares	Number of shares	RMB
At January 1, 2011	—	—
Repurchase of ordinary shares	455,006.0	16,809,532

At December 31, 2011	455,006.0	16,809,532
Repurchase of ordinary shares	1,453,174.0	45,918,375

At December 31, 2012	1,908,180.0	62,727,907
Repurchase of ordinary shares	3.5	—

At December 31, 2013	1,908,183.5	62,727,907

Options related to 87,500.0 shares that were granted under the February 8, 2010 Employee Stock Incentive Plan (Note 18) were exercised on January 17, 2011.

On August 4, 2011, the Company issued 300,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2013, all of the 300,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

On August 12, 2011, the Board of Directors approved an ordinary share repurchase program, which authorized the Company’s management to repurchase up to US$10,000,000 of the Company’s American Depositary Shares (“ADSs”) within 12 months from approval date. Each ADS represents one ordinary share of the Company. As of December 31, 2012, the Company repurchased a total of 1,908,180.0 ADSs (2011: 455,006.0 ADSs) for a total consideration of RMB62,727,907 (2011: RMB16,809,532).

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

On May 27, 2013, the Company issued 500,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2013, 329,801.0 ordinary shares out of the 500,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

The Company issued a total of 1,264,855.0 ordinary shares upon completion of its follow-on public offering on December 11, 2013. The proceeds from the offering net of issuance costs amounted to RMB219,300,569.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

17.	Basic and diluted earnings per share

Basic earnings per share is computed by dividing profit for the year attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per ordinary share is computed by dividing the profit for the year attributable to ordinary shareholders for the year by the weighted average number of ordinary and potential ordinary shares outstanding during the year, if the effect of potential ordinary shares is dilutive. Potential ordinary shares include incremental shares of ordinary shares issuable upon the exercise of employee stock options and the over-allotment option for the follow-on public offering. The Company’s potentially dilutive shares have not been included in the computation of diluted profit per ordinary share for years in which the result would be anti-dilutive.

The following reflects the profit and share data used in the basic and diluted earnings per share computations:

	2011	2012	2013
	RMB	RMB	RMB
Basic earnings attributable to ordinary shareholders	87,173,802	135,161,647	241,228,181

Diluted earnings attributable to ordinary shareholders	87,173,802	135,161,647	241,228,181

	2011	2012	2013
Weighted average number of shares
Ordinary shares outstanding as of January 1,	41,253,390.0	40,885,884.0	39,432,710.0
Weighted average number of ordinary shares repurchased during the year (Note 16)	(103,944.0)	(1,128,573.0)	(2.0)
Weighted average number of ordinary shares issued during the year	83,664.0	—	291,797.0

Weighted average number of ordinary shares outstanding for the year for basic earnings	41,233,110.0	39,757,311.0	39,724,505.0
Dilutive effect of share based compensation	1,175,723.0	814,050.0	2,272,618.0

Weighted average number of ordinary shares adjusted for the effect of dilution	42,408,833.0	40,571,361.0	41,997,123.0

The following weighted average number of shares result from instruments that could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive or nil for the years presented:

	2011	2012	2013
Weighted average number of shares
Equity settled share based compensation	564,847.0	1,521,451.0	299,479.0
Over-allotment option	—	—	29,445.0

Total	564,847.0	1,521,451.0	328,924.0

The over-allotment option expired unexercised on January 6, 2014 and will have no potential dilutive effect in the future. There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Share-based payments

The expenses recognized for employee services received during the years are shown in the following table:

	2011	2012	2013
	RMB	RMB	RMB
Expense arising from employee stock incentive plan	18,717,176	13,285,819	19,386,459

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

On February 8, 2010, the Company implemented an Employee Stock Incentive Plan (“2010 Plan”) under which the Company has reserved 3,089,887.5 ordinary shares for employees. The 2010 Plan stipulates that if options are forfeited, the forfeited options can be added back to the option pool to be granted to other employees. The board of the Company may invite employees of the Company to subscribe for options over the Company’s ordinary shares. Employees must remain in service for a period of four years from the date of grant.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Share-based payments (continued)

On August 7, 2012, the Company implemented an Employee Stock Incentive Plan (“2012 Plan”) under which the Company has reserved 1,908,180.0 ordinary shares to motivate, attract and retain employees, and directors. The 2012 Plan permits the awards of options, restricted shares or restricted share units (“RSUs”).

On August 7, 2013, the Company granted 400,000 RSUs with graded vesting terms to a senior executive under the 2012 Plan. The grant of RSUs may only vest if the total revenues of the Group in any fiscal year from 2013 to 2016 equal or exceed 125% of the total revenues of the Group for the immediately preceding fiscal year. In the event that the total revenues of the Group in any fiscal year from 2013 to 2016 are lower than 125% of the total revenues for the immediately preceding fiscal year, the senior executive shall not be eligible to receive such performance-based RSUs to that year on August 7 of the following fiscal year. If the respective revenue performance targets are achieved for each fiscal year, the first 30% of the RSUs would vest on August 7, 2014, the second 30% of the RSUs would vest on August 7, 2015, the third 20% of the RSUs would vest on August 7, 2016 and the remaining 20% of the RSUs would vest on August 7, 2017.

Based on its evaluation of the Group’s current performance against financial budgets covering a four-year period, management concluded that it is probable that the revenue performance targets above will be achieved.

On October 1, 2013, the Company granted 40,000 RSUs with graded vesting terms to a director under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the Grant Date each year within four years of the award.

On December 25, 2013, the Company granted 100,000 RSUs with graded vesting terms to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the Grant Date each year within four years of the award.

Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The following share options were outstanding under the 2006 and 2010 Plans during the year:

	2012 Number of shares	2012 Weighted average exercise prices US$/Share	2013 Number of shares	2013 Weighted average exercise prices US$/Share
Outstanding at January 1	2,710,500.0	4.98	3,707,375.0	4.71
Granted during the year	1,100,000.0	4.03	—	—
Exercised during the year	—	—	(629,801.0)	3.68
Forfeited during the year	(103,125.0)	4.73	(36,563.0)	4.82

Outstanding at December 31	3,707,375.0	4.71	3,041,011.0	4.92

Exercisable at December 31	1,720,746.0	4.30	1,826,817.0	5.04

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Share-based payments (continued)

The weighted average remaining contractual life for the options outstanding as of December 31, 2013 was 6.94 years (2012: 7.68 years, 2011: 7.88 years).

The fair value of services received in return for options granted is measured by reference to the fair value of options granted. The estimate of the fair values of the options granted on February 8, 2010, December 28, 2010 and August 7, 2012 was measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the 2006 and 2010 Plans on the date of grant:

			December 28, 2010
	February 8, 2010		Vesting period of 3 years		Vesting period of 4 years		August 7, 2012
Fair value per share	US$	3.02	US$	10.16	US$	10.16	US$	4.20
Exercise price	US$	3.20	US$	10.20	US$	10.20	US$	4.03
Risk-free interest rate		3.62%		3.58%		3.58%		1.72%
Dividend yield		0.00%		0.00%		0.00%		0.00%
Weighted-average fair value per option granted	US$	3.60	US$	5.08	US$	5.36	US$	2.34
Expected volatility		60%		69%		69%		53%

Since the Group did not have a trading history for its ordinary shares sufficient to calculate its own historical volatility, the volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies, for the period before valuation date and with similar span as time to expiration.

The following RSUs were outstanding under the 2012 Plan during the year:

2013
Number of RSUs
Unvested balance at January 1	—
Granted during the year	540,000.0
Vested during the year	—
Forfeited during the year	—

Unvested balance at December 31	540,000.0

The share-based payment expense recognized associated with the RSUs amounted to RMB7,518,508 for the year ended December 31, 2013. The fair value of services received in return for RSUs granted on August 7, 2013, October 1, 2013 and December 25, 2013 was measured by reference to the fair value of the RSUs granted, which was based on the closing price of the Company’s publicly traded ordinary shares of the grant date. The following table lists weighted-average fair value per RSU for the 2012 Plan on the date of grant:

	August 7, 2013		October 1, 2013		December 25, 2013
Weighted-average fair value per RSU granted	US$	12.00	US$	17.95	US$	29.01

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities

19.1 Other financial assets

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

Subsequent to the exercise of the warrant, the Company’s percentage of shareholding in Car King is 8.95% on a fully-diluted basis. The Company does not exercise significant influence over Car King’s financial and operating policies.

The reconciliation of the carrying values of other financial assets as of December 31, 2012 and 2013 is as follows:

	2012	2013
	RMB	RMB
Financial assets at fair value through profit or loss
Opening balance	—	37,713
Car King Holding Ltd. Warrant	303,866	—
Changes in fair value of financial assets	(267,297)	—
Exercise of Car King Holding Ltd. Warrant	—	(37,157)
Foreign exchange reserve	1,144	(556)

Closing balance	37,713	—

Available-for-sale investments
Opening balance	—	19,645,330
Car King Holding Ltd. Series B Preference Shares	18,551,596	—
Purchase of Car King Holding Ltd. Series B Preference Shares upon exercise of Car King Holding Ltd. Warrant	—	5,487,207
Total gain recognized in other comprehensive income	1,093,734	9,068,634
Impairment expense recognized in profit or loss	—	(768,526)
Foreign exchange reserve	—	(544,750)

Closing balance	19,645,330	32,887,895

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities (continued)

19.1 Other financial assets (continued)

As the fair value of other financial assets recorded in the consolidated statements of financial position cannot be derived from an active market, they are determined using valuation techniques with the major inputs used in the model as follows:

Financial assets at fair value through profit or loss	December 31, 2012
Total enterprise equity value of Car King	US$	29,000,000
Expected volatility		29.63%
Dividend yield		0.00%
Risk-free rate		0.10%
Expected life		0.23 year

Available-for-sale investments	December 31, 2012
Total enterprise equity value of Car King	US$	29,000,000

Available-for-sale investments	December 31, 2013
Expected volatility		49.78%
Probability of IPO		50%

Any changes in the major inputs into the model will result in changes in the fair value of the other financial assets.

19.2 Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments, which are all at Level 3 of the hierarchy carried in the consolidated financial statements:

	December 31, 2012		December 31, 2013
	Carrying amount	Fair Value	Carrying amount	Fair Value
	RMB	RMB	RMB	RMB
Financial assets
Trade receivables	472,074,696	472,074,696	656,654,578	656,654,578
Bills receivables	68,768,260	68,768,260	69,183,900	69,183,900
Other receivables and due from related parties	58,947,215	58,947,215	74,635,405	74,635,405
Cash and cash equivalents	600,385,558	600,385,558	1,101,660,090	1,101,660,090
Financial assets at fair value through profit or loss	37,713	37,713	—	—
Available-for-sale investments	19,645,330	19,645,330	32,887,895	32,887,895

Total	1,219,858,772	1,219,858,772	1,935,021,868	1,935,021,868

Financial liabilities
Trade payables	132,821,192	132,821,192	232,533,524	232,533,524
Other payables, advances from customers, due to related parties	120,147,116	120,147,116	204,218,825	204,218,825

Total	252,968,308	252,968,308	436,752,349	436,752,349

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities (continued)

19.2 Fair values (continued)

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, bills receivables, other receivables, trade payables, other payables, advances from customers, and due to related parties approximate their carrying amounts largely due to the short-term maturity of these instruments.

The fair value of the trade receivables have been calculated by discounting the expected future cash flows using rates currently available for instruments on with similar terms, credit risk and remaining maturities.

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

Level 3: techniques that use any input that has a significant effect on the recorded fair value that is not based on observable market data.

As of December 31, 2012 and 2013, the Group held the following financial instruments carried at fair value in the statement of financial position:

	December 31, 2012
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investments	19,645,330	—	—	19,645,330
Financial assets at fair value through profit or loss	37,713	—	—	37,713

	19,683,043	—	—	19,683,043

	December 31, 2013
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investments	32,887,895	—	—	32,887,895

For the year ended December 31, 2012 and 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities (continued)

19.2 Fair values (continued)

The other financial assets are measured at fair value. As of December 31, 2012, the fair value of these instruments are based primarily on the total enterprise equity value of Car King, which has been estimated using a discounted cash flow model. The valuation requires management to make certain assumptions about the model inputs as detailed above (Note 19.1). The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these instruments. As it relates to the other financial assets, management has determined the potential effect of using reasonably possible alternatives, a change in the net cash flows of 5% in either direction as inputs to the valuation model. A decrease of in the net cash flows of 5% would reduce the fair value of other financial assets by RMB928,368, while an increase in the net cash flows of 5% would increase the fair value of other financial assets by RMB919,569. As it relates to the financial assets at fair value through profit and loss, management has determined that the potential effect of changing the inputs to the valuation model would not change the fair value significantly.

Management with the assistance of its independent appraiser estimated the fair value of the Series B PS as of December 31, 2013 using the backsolve method. The backsolve method, a form of the market approach to valuation, derives the implied enterprise equity value and the fair value of the Series B PS from a contemporaneous transaction. On January 27, 2014, Car King successfully issued 18,564,721 Series C Preference Shares (“Series C PS”) to third parties that were unrelated to the Company. In addition, all the key terms and conditions of the Series C PS were finalized at December 31, 2013. The Series C PS issuance was deemed a contemporaneous transaction as the key terms and conditions, which would impact the issuance price and hence, fair value of the Series C PS, were finalized at December 31, 2013. The backsolve valuation model requires management to make certain assumptions about inputs such as expected volatility and probability of IPO with consideration of the rights and preferences of each class of equity.

Valuation Technique	Significant unobservable inputs	Increase/decrease In the inputs	Sensitivity of the input to fair value RMB
Backsolve method	Expected volatility	-5.00%	(388,129)
		+5.00%	389,531
Backsolve method	Probability of IPO	-5.00%	(805,644)
		+5.00%	789,975

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Trade payables

	2012	2013
	RMB	RMB
Trade payables	132,821,192	232,533,524

Trade payables are non-interest bearing and are normally settled under the terms of 120 to 150 days.

21.	Other payables and accruals

	2012	2013
	RMB	RMB
Accrued payroll	39,288,385	57,120,396
Accrued expenses	24,856,107	27,915,702
Advances from customers	80,934,228	168,261,557
Other payables	20,787,888	33,407,268
Other tax payables	58,611,084	80,010,847

	224,477,692	366,715,770

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers, are amounts received from dealer subscription and listing customers prior to revenue recognition amounting to RMB64,436,233 and RMB148,201,816, as of December 31, 2012 and 2013, respectively.

22.	Related party disclosures

On November 30, 2011, the Group acquired 100% equity interest in Bitcar, a company incorporated in PRC from key management personnel of the Group. Refer to Note 3 for further discussion.

In November 2013, the Group entered into a framework agreement to establish a joint venture with Kelley Blue Book (“KBB”), www.kbb.com, a leading provider of new and used car information in the United States, and the China Automobile Dealers Association (“CADA”), a national organization representing automobile dealers in China. KBB is wholly owned by AutoTrader Group, Inc., a shareholder who holds approximately 21% of the Group’s outstanding ordinary shares.

In November 2013, Beijing Taoche Information Technology Company Limited (“Taoche”) entered into a series of agreements with Youxin Internet (Beijing) Information Technology Company Limited (“Uxin”) to jointly develop used car business. Of the total incurred expenses of RMB1,551,850 in relation to the cooperation project development, Taoche was to bear RMB1,064,350 and Uxin was to bear RMB487,500. Separately, Taoche would also provide marketing services to Uxin under the business cooperation agreement. In 2013, the marketing services fee was nil. The Group and Uxin have common key management members, who exercise significant influence over the operating and financial policies of both the Group and Uxin.

The following table summarizes the related party transactions for years ended December 31, 2011, 2012 and 2013:

	2011	2012	2013
	RMB	RMB	RMB
Services purchased from entities with common shareholders of the Company
- Beijing Easy Auto Reach Media Company Limited	850,000	—	—
- Beijing Le Jia Yi Ye Culture Media Company Limited	4,458,000	—	—
- Beijing Auto Radio Advertising Company Limited	—	193,299	200,000
- Auto Weekly (Beijing) Media Advertising Company Limited	—	339,623	1,415,094

	5,308,000	532,922	1,615,094

Services purchased from an associate and a joint venture
- Beijing Xinchuang Interactive Advertising Company Limited	—	213,676	—
- Target Net (Beijing) Technology Company Limited	—	1,041,667	8,227,359

	—	1,255,343	8,227,359

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

22.	Related party disclosures (continued)

	2011	2012	2013
	RMB	RMB	RMB
Services provided to entities with common shareholders of the Company
- Beijing Bitcar Interactive Information Technology Company Limited	5,237,825	—	—
- Beijing Le Jia Yi Ye Culture Media Company Limited	1,000,393	—	—

	6,238,218	—	—

Acquisition of Bitcar from key management personnel
- Key management personnel	60,036,000	1,870,000	—

The following table summarizes the related party balances as of December 31, 2012 and 2013:

	2012	2013
	RMB	RMB
Amounts due from entities with common shareholders of the Company	4,778,779	3,912,080
Amounts due from a joint venture	666,666	666,667

Total amounts due from related parties	5,445,445	4,578,747

	2012	2013
	RMB	RMB
Amounts due to entities with common shareholders of the Company	—	700,000
Amounts due to key management personnel for the purchase consideration associated with the acquisition of Bitcar	18,000,000	—
Amounts due to a joint venture	425,000	1,850,000

Total amounts due to related parties	18,425,000	2,550,000

The above balances are unsecured, interest-free and have no fixed terms of repayment.

For the year ended December 31, 2012 and 2013, the Group did not make any provision for doubtful debts relating to amounts owed by related parties. The assessment of doubtful debt provision is undertaken each financial year through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	2011	2012	2013
	RMB	RMB	RMB
Wages and salaries	3,114,018	6,075,000	6,289,700
Employment benefits	295,476	259,519	284,677
Share-based payments	5,841,132	5,211,113	12,107,152

Total compensation paid to key management personnel	9,250,626	11,545,632	18,681,529

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

23.	Commitments and contingencies

Operating lease commitments – Group as lessee

The Group has entered into operating leases on certain office premises. These leases have an average life of between 2 and 5 years. There are no restrictions placed upon the Group by entering into these leases.

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments under non-cancelable operating leases as of December 31 are as follows:

	2012 RMB	2013 RMB
Within one year	25,448,244	34,718,230
After one year but not more than five years	23,056,559	26,464,121
Later than five years	—	—

	48,504,803	61,182,351

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

24.	Financial risk management objectives and policies

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

The Group’s earnings are affected by changes in interest rates due to the impact of such changes on interest income and interest expense from interest-bearing financial assets and liabilities. The Group’s interest-bearing financial assets comprised primarily of cash deposits at floating rates based on Hong Kong Interbank Offered Rate and People’s Bank of China daily bank deposit rates. The interest expense incurred for the year ended December 31, 2013 was nil (2012: nil; 2011: RMB44,250).

For the year ended December 31, 2013, the interest income from cash deposits was approximately RMB8,111,431 (2012: RMB5,534,742; 2011: RMB3,963,484). The weighted average interest rate on the Group’s cash deposits is 0.95% for the year ended December 31, 2013 (2012: 0.92%; 2011: 0.56%). The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB5,508,300, respectively, based on the cash and cash equivalents balance at December 31, 2013 (2012: RMB3,001,928).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

24.	Financial risk management objectives and policies (continued)

(ii)	Foreign currency risk

Bitauto HK’s deposits are held in RMB, whereas its functional currency is US$. The Group’s consolidated statement of comprehensive income can be affected to a certain extent by movements in the RMB/US$ exchange rate.

The following table demonstrates the sensitivity to a reasonably possible change in the RMB/US$ exchange rate, with all other variables held constant, of the Group’s profit.

	Increase/decrease in US$ rate	Effect on profit US$	Effect on profit RMB
2013	+5.00%	(2,864,361)	(18,218,272)
	-5.00%	3,165,872	18,218,272
2012	+5.00%	(2,819,220)	(18,422,390)
	-5.00%	3,115,980	18,422,390

(iii)	Liquidity risk

The Group’s exposure to liquidity risk is the amounts recognized as financial liabilities (Note 19.2), which generally has a maturity profile of later than three months but not later than one year as of fiscal year-end. There is no material net liquidity risk due to cash and cash equivalents balances amounting to RMB600,385,558 and RMB1,101,660,090 as of December 31, 2012 and 2013, respectively.

(iv)	Credit risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms, ranging between 120 to 180 days to particular automaker customers after applying strict credit requirements based on the Group’s credit policy. These automaker customers, which comprise approximately 42.8% of total receivables as of December 31, 2013 (2012: approximately 46.4%), are major, long-standing customers and are mostly joint venture entities between PRC state-owned enterprises and international automakers. The related PRC state-owned enterprises have access to funds from the PRC government and thus do not represent substantial credit risks. However, with their influence in the automotive industry in the PRC, these customers are able to demand longer payment terms from their suppliers, such as the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

24.	Financial risk management objectives and policies (continued)

(iv)	Credit risk (continued)

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury in accordance with the Group’s policy. As of December 31, 2012 and 2013, substantially all of the Group’s cash and cash equivalents and short-term floating rate time deposits were held by various reputable Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, the PRC promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since the PRC’s accession to the World Trade Organization, foreign banks have been gradually permitted to operate in the PRC and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group maintains its deposits across a diversified portfolio of financial institutions and continues to monitor the financial strength of these financial institutions. The Group’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2012 and 2013 is the carrying amounts as illustrated in Note 19. The Group’s maximum exposure for financial instruments is noted in Note 19.

(v)	Fair values

Financial assets of the Group mainly include cash and cash equivalents, trade receivables, bills receivables, other receivables and other financial assets. Financial liabilities of the Group mainly include trade payables, other payables and interest-bearing borrowing.

The carrying amounts of other financial assets approximate their fair values at December 31, 2013. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Refer to Note 19.2 for further information on fair value.

(vi)	Capital management

The primary objective of the Group’s capital management is to maintain a balance between continuity of funding and flexibility through the use of borrowings, when necessary in order to support the current and future growth of the Group’s business and to maximize shareholder value.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

24.	Financial risk management objectives and policies (continued)

(vi)	Capital management (continued)

Capital includes equity attributable to the ordinary shareholders amounting to RMB987,804,383 and RMB1,475,848,881, as of December 31, 2012 and 2013, respectively. In order to fund its growth and working capital requirements, the Company issued a total of 1,264,855.0 ordinary shares upon completion of its follow-on public offering on December 11, 2013. The proceeds from the offering net of issuance costs amounted to RMB219,300,569. To maintain or adjust its capital structure, the Group may change its current dividend policy, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2013.

25.	Operating segment information

As disclosed in Note 2.2, until December 31, 2012, the Group managed its business in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. Starting January 1, 2013, the chief operating decision maker has identified the EP platform business as a separate segment in accordance with IFRS 8 Operating Segments. Based on the above, the Group has four reportable operating segments as follows:

•	The bitauto.com advertising business segment comprises of advertising services.

•	The EP platform business segment comprises of dealer subscription services targeted to the new car automobile market.

•	The taoche.com business segment comprises of advertising services and listing services targeted to the used automobile market.

•	The digital marketing solutions segment comprises of agent services.

Although the taoche.com business segment does not meet any of the qualitative thresholds to be considered a reportable segment and meets the criteria to be aggregated with the bitauto.com advertising business operating segment, management believes that information about this segment would be useful to users of the consolidated financial statements as the potential revenue from this segment is expected to exceed 10% of the Group’s total revenue in future periods. Accordingly, management disclosed the taoche.com business segment as a separate reportable segment.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

25.	Operating segment information (continued)

There are no intercompany transactions between the operating segments that have an effect on profit or loss before eliminations. The Group does not allocate non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is operating profit. A reconciliation of operating profit to profit before tax is presented in the statements of comprehensive income.

As a result of the above changes in segment structure, the comparative figures of segment information for the years ended December 31, 2011 and 2012 were revised accordingly.

Year ended, December 31, 2011	bitauto.com advertising business	EP platform Business	taoche.com business	Digital marketing solutions	Total
Revenue	304,451,577	158,846,596	28,143,028	178,513,115	669,954,316
Cost of revenue	(56,326,002)	(48,011,363)	(37,599,947)	(71,833,455)	(213,770,767)

Gross profit/(loss)	248,125,575	110,835,233	(9,456,919)	106,679,660	456,183,549
Selling and administrative expenses	(151,848,405)	(75,420,321)	(44,406,455)	(76,058,873)	(347,734,054)
Product development expenses	(17,040,996)	(8,113,698)	(7,068,917)	(4,410,782)	(36,634,393)

Operating profit/(loss)	79,236,174	27,301,214	(60,932,291)	26,210,005	71,815,102

Year ended, December 31, 2012	bitauto.com advertising business	EP platform business	taoche.com business	Digital marketing solutions	Total
Revenue	482,398,401	358,175,785	21,623,017	194,708,777	1,056,905,980
Cost of revenue	(71,548,444)	(90,041,494)	(38,540,373)	(92,019,844)	(292,150,155)

Gross profit/(loss)	410,849,957	268,134,291	(16,917,356)	102,688,933	764,755,825
Selling and administrative expenses	(254,440,934)	(183,257,724)	(18,820,870)	(100,835,886)	(557,355,414)
Product development expenses	(27,444,240)	(16,426,583)	(3,645,118)	(6,278,904)	(53,794,845)

Operating profit/(loss)	128,964,783	68,449,984	(39,383,344)	(4,425,857)	153,605,566

Year ended, December 31, 2013	bitauto.com advertising business	EP platform business	taoche.com business	Digital marketing solutions	Total
Revenue	722,103,877	489,819,887	21,708,399	205,700,201	1,439,332,364
Cost of revenue	(94,469,685)	(105,022,863)	(32,950,804)	(102,755,618)	(335,198,970)

Gross profit/(loss)	627,634,192	384,797,024	(11,242,405)	102,944,583	1,104,133,394
Selling and administrative expenses	(379,899,808)	(234,718,439)	(33,143,958)	(101,106,597)	(748,868,802)
Product development expenses	(40,905,789)	(44,648,064)	(6,472,640)	(12,378,666)	(104,405,159)

Operating profit/(loss)	206,828,595	105,430,521	(50,859,003)	(10,540,680)	250,859,433

For the years ended December 31, 2011, 2012 and 2013, revenue from one customer amounted to RMB68,143,093, RMB53,732,003 and RMB61,096,641, respectively, arising from sales by both the bitauto.com advertising business segment and digital marketing solutions segment.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

26.	Event after the reporting period

On January 27, 2014, the Group acquired an additional 10.59% in Eclicks for RMB15,000,000 increasing its ownership to 20.59% of Eclicks.

On March 19, 2014, the Group acquired 100% equity interest in Work It Out Jor Limited, a company incorporated in Hong Kong, a provider of advertising services for 1,500,000 Hong Kong dollars.

In April 2014, the Group entered into a cooperation agreement with Pang Da Automobile Trade Co., Ltd. and Youxin Internet (Beijing) Information Technology Co., Ltd. to form a joint venture, which is intended to develop the used car auction business and provide used car listing inventory for our taoche.com business.

27.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 17, 2014.

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

As a result of these PRC laws and regulations, subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be reserved prior to payment of dividends as a statutory reserve, the Company’s PRC subsidiary is restricted in their ability to transfer a portion of their net assets to the Company. Historically, the Company’s PRC subsidiary has generated losses in each of the periods from inception through December 31, 2010 as determined pursuant to PRC accounting standards and therefore, no statutory reserves were recorded. As of December 31, 2013, the PRC subsidiary had accumulated profits amounting to RMB113,214,963 (2012: RMB88,809,485) pursuant to PRC accounting standards, and therefore, statutory reserves amounting to RMB11,321,497 was recorded as of December 31, 2013 (2012: RMB8,880,949).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

28.	Parent company only condensed financial information (continued)

Condensed statements of comprehensive income

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Other operating expense	(6,574)	(4,882)	(810,809)
Selling and administrative expenses	(20,224,966)	(19,252,151)	(28,725,083)

Operating loss	(20,231,540)	(19,257,033)	(29,535,892)
Changes in fair value of financial assets	—	(267,297)	—
Interest income	909	1,045	1,702

Loss before taxes	(20,230,631)	(19,523,285)	(29,534,190)
Income tax expense	—	—	—

Loss for the year	(20,230,631)	(19,523,285)	(29,534,190)

Other comprehensive loss
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Foreign currency exchange differences, net of tax of nil	(36,250,909)	(2,060,305)	(19,709,295)
Net gain on available-for-sale financial instrument, net of tax of nil	—	1,093,734	9,068,634

Other comprehensive income loss for the year, net of tax	(36,250,909)	(966,571)	(10,640,661)

Total comprehensive loss for the year	(56,481,540)	(20,489,856)	(40,174,851)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

28.	Parent company only condensed financial information (continued)

Condensed statements of financial position

	As of December 31,
	2012	2013
	RMB	RMB
ASSETS
Non-current asset
Investment in subsidiary	1	1
Available-for-sale investments	19,645,330	32,887,895

Total non-current asset	19,645,331	32,887,896

Current assets
Prepayments and other receivables	1,718,239	2,664,934
Due from subsidiaries	597,596,174	786,197,749
Due from related parties	24,528	23,792
Financial assets at fair value through profit or loss	37,713	—
Cash and cash equivalents	10,289,695	28,551,567

Total current assets	609,666,349	817,438,042

TOTAL ASSETS	629,311,680	850,325,938

EQUITY AND LIABILITIES
Equity
Issued capital	11,696	12,128
Share premium	2,409,156,049	2,650,342,547
Treasury shares	(62,727,907)	(62,727,907)
Employee equity benefit reserve	40,992,540	52,721,654
Other reserve
- Foreign currency translation reserve	6,414,179	(13,295,116)
- Available-for-sale financial instrument reserve	1,093,734	10,162,368
Accumulated losses	(1,766,997,080)	(1,796,531,270)

Total equity	627,943,211	840,684,404

Current liabilities
Other payables and accruals	1,368,469	9,641,534

Total current liabilities	1,368,469	9,641,534

Total liabilities	1,368,469	9,641,534

TOTAL EQUITY AND LIABILITIES	629,311,680	850,325,938

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in Renminbi (“RMB”) except for number of shares)

28.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	60,799,807	65,662,606	(190,200,908)
Net cash used in investing activities	—	(18,973,656)	(5,487,207)
Net cash (used in)/from financing activities	(16,521,452)	(46,210,492)	233,124,775

Net increase in cash and cash equivalents	44,278,355	478,458	37,436,660
Exchange rate effect on cash	(36,250,909)	(1,943,255)	(19,174,788)
Cash and cash equivalents at beginning of the year	3,727,046	11,754,492	10,289,695

Cash and cash equivalents at end of the year	11,754,492	10,289,695	28,551,567

(a)	Basis of presentation

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

There were no indicators of impairment associated with the investment in subsidiary as of December 31, 2012 and 2013.

Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted in this parent company only condensed financial information by reference to the Group’s consolidated financial statements.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2012 and 2013.