Form 20-F/A
period 2013-12-31
BITAUTO HOLDINGS LTD
filed 2014-04-30
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to the annual report on Form 20-F for Bitauto Holdings Limited (the “Company”) for the fiscal year ended December 31, 2013 filed on April 22, 2014 (the “2013 Form 20-F”) is being filed solely for the purpose of modifying Item 6. E: “Share ownership” as below.

This Amendment No. 1 speaks as of the filing date of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013, filed on April 22, 2014.

Other than as expressly set forth below, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Company’s 2013 Form 20-F. Other than as expressly set forth below, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Company’s 2013 Form 20-F or reflect any events that have occurred after the 2013 Form 20-F was filed on April 22, 2014. The filing of this Amendment No. 1, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the original filing are true and complete as of any date subsequent to April 22, 2014. Accordingly, this Amendment No. 1 should be read in conjunction with the 2013 Form 20-F and the documents filed with or furnished to the Securities and Exchange Commission by the Company subsequent to April 22, 2014, including any amendments to such documents.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing as exhibits to this Amendment No. 1 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

Item 6E.	Share Ownership

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2014 by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

Beneficial ownership is determined in accordance with the rules and regulations of the United States Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, the Company has included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Shares Beneficially Owned
	Number		%*
Directors and Executive Officers:
Bin Li(1)†	9,234,830.5		21.3%
Jingning Shao(2)†	806,250		1.8%
Dallas S. Clement(3)	9,000,000		20.8%
Erhai Liu(4)	—		—
Yu Long(5)	—		—
Sidney Xuande Huang	*	*	* *
Weihai Qu†	*	*	* *
Xuan Zhang(6)†	642,500		1.5%
All Directors and Executive Officers as a group	19,847,331		44.8%

Principal Shareholders:
Proudview Limited(7)†	8,697,330.5		20.1%
ATG Global Management L.P.(8).	9,000,000		20.8%
FMR entities(9)	4,463,250		10.3%

*	All percentages are based on 43,261,771 shares issued and outstanding as of March 31, 2014, excluding 793,974 shares issued to and held by the depositary for the purpose of future option exercise.
**	Less than 1% of our total outstanding shares.
†	(i) Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li, (ii) Serene View Investment Limited, a British Virgin Islands company owned by Mr. Bin Li, (iii) Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, (iv) Full Riches Holdings Limited, a British Virgin Islands company owned by Mr. Xuan Zhang, (v) Speedview Investment Limited, a British Virgin Islands company owned by Mr. Weihai Qu, (vi) Mr. Bin Li, (vii) Mr. Jingning Shao, (viii) Mr. Xuan Zhang, (ix) Mr. Weihai Qu , and (x) AutoTrader Group, may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The persons above may be deemed to share voting power with respect to the shares held by them. The persons above expressly disclaim beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, except to the extent of each of their respective pecuniary interests therein.
(1)	Includes (i) 8,219,997.5 ordinary shares and 477,333 ordinary shares in the form of American depositary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, and (iii) 37,500 ordinary shares Mr. Li has the right to acquire upon exercise of the share options within 60 days after March 31, 2014. Mr. Li owns 86.3% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 13.7% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. Proudview Limited has pledged 1,699,080 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. Serene View Investment Limited has pledged 500,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(2)	Includes (i) 250,000 ordinary shares owned by Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, and (ii) 556,250 ordinary shares Mr. Shao has the right to acquire upon exercise of the share options within 60 days after March 31, 2014. Avner Developments Limited has pledged 250,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Shao is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(3)	Includes (i) 4,380,000 ordinary shares and (ii) 4,620,000 ordinary shares in the form of ADSs hold by ATG Global Management L.P. (“ATGGM”). ATG International Management, LLC (“ATGIM”), a Delaware limited liability company, is the general partner of ATGGM. In addition, (i) ATG Investments, Inc. (“ATGI”), a Delaware corporation, as sole member of ATGIM, (ii) AutoTrader.com, Inc. (“ATC”), a Delaware corporation and sole stockholder of ATGI; and (iii) AutoTrader Group, Inc., a Delaware corporation, as the sole stockholder of ATC, may be deemed to have beneficial ownership over our shares held by ATGGM. Mr. Clement is the executive vice-president and chief financial officer for AutoTrader Group, Inc. The principal office and business address for ATGGM, ATGIM, ATGI, ATC and AutoTrader Group, Inc. is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.
(4)	The business address for Mr. Liu is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing, China, 100190.
(5)	The business address of Ms. Long is Units 2804-2805, SK Tower 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100022.
(6)	Includes (i) 180,000 ordinary shares owned by Full Riches Holdings Limited, a British Virgin Islands company owned by Mr. Xuan Zhang, (ii) 87,500 ordinary shares, and (iii) 375,000 ordinary shares Mr. Zhang has the right to acquire upon exercise of the share options within 60 days after March 31, 2014. Full Riches Holdings Limited has pledged 180,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Zhang is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(7)	See (1).
(8)	See (3).
(9)	Based on a Schedule 13G jointly filed on February 14, 2014 by FMR LLC, Edward C. Johnson 3d, and Fidelity Management & Research Company. FMR LLC lists its address as 82 Devonshire Street, Boston, Massachusetts 02109, in such filing.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001-34947))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.4	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.5	Amendment to the Shareholders’ Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333-170238))

2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))

4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.3	2012 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.4	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.5	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333-170238))

4.6	Exclusive Business Cooperation Agreement between BBII and BBIT (incorporated herein by reference to Exhibit 4.6 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.7	Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.7 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.8	Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.8 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.9	Loan Agreement between BBII and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.9 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.10	Exclusive Business Cooperation Agreement between BBII and BEAM (incorporated herein by reference to Exhibit 4.10 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.11	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.11 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.12	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.12 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

4.13	Loan Agreement between BBII and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.13 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

Exhibit Number	Description of Document

4.14	Power of Attorney by the shareholders of each PRC structured entity (incorporated herein by reference to Exhibit 4.14 to the Form 20-F furnished on April 26, 2013 (File No. 001-34947))

8.1**	List of Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333-170238))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1**	Consent of Han Kun Law Offices

15.2**	Consent of Ernst & Young Hua Ming LLP

*	Filed with this Amendment No. 1 to the Annual Report on Form 20-F.
**	Previously filed or furnished with the Annual Report on Form 20-F on April 22, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

By:	/s/ Bin Li
Name: Bin Li
Title: Chairman and Chief Executive Officer

Date: April 30, 2014