Form 20-F
period 2014-12-31
BITAUTO HOLDINGS LTD
filed 2015-04-20
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 42,285,840.5 ordinary shares issued and outstanding and excluding treasury shares, par value US$0.00004 per share, as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” and “Bitauto” refer to Bitauto Holdings Limited, a Cayman Islands company, its subsidiaries and structured entities;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“IFRS” refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB;

•	“RMB” or “Renminbi” refers to the legal currency of China; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00004 per share.

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rate Information” on page 4 of this annual report.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future development, financial positions and results of operations;

•	the expected growth of automotive industry and internet marketing industry in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	competition in the automotive industry and internet marketing industry;

•	PRC governmental policies and regulations relating to the automotive industry and internet marketing industry; and

•	general economic and business conditions, particularly in China.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 and our selected consolidated statements of financial position data as of December 31, 2010, 2011, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements. The selected consolidated statements of comprehensive income data and the selected consolidated statements of financial position data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with IFRS. Our consolidated financial statements for the years ended December 31, 2012, 2013 and 2014 are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

Consolidated Statements of Comprehensive Income Data	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Continuing Operations
Revenue	458,105	669,954	1,056,906	1,439,332	2,458,938	396,309
Cost of revenue(1)	(148,701)	(213,770)	(292,151)	(335,198)	(597,011)	(96,221)

Gross profit	309,404	456,184	764,755	1,104,134	1,861,927	300,088
Selling and administrative expenses(2)	(212,002)	(347,734)	(557,355)	(748,869)	(1,175,687)	(189,486)
Product development expenses	(29,778)	(36,635)	(53,795)	(104,406)	(148,078)	(23,866)

Operating profit	67,624	71,815	153,605	250,859	538,162	86,736
Other income	5,358	24,840	6,580	12,419	3,676	592
Other expenses	(1,346)	(2,372)	(7,280)	(6,893)	(14,579)	(2,350)
Changes in fair value of derivative component of convertible preference shares	(1,270,702)	—	—	—	—	—
Interest income	618	3,963	5,535	8,111	13,607	2,193
Interest expense(3)	(993)	(1,238)	(3,772)	(2,751)	(6,340)	(1,022)
Finance costs on convertible preference shares	(9,355)	—	—	—	—	—
Changes in fair value of financial assets	—	—	(267)	—	—	—
Share of (losses)/profits of associates and joint ventures(4)	—	(77)	(316)	1,738	(1,342)	(216)
Gain from step acquisition arising from revaluation of previously held equity interest	—	—	—	—	53,581	8,636

(Loss)/profit before tax from continuing operations	(1,208,796)	96,931	154,085	263,483	586,765	94,569
Income tax expense	(13,185)	(9,758)	(18,923)	(22,255)	(97,643)	(15,737)

(Loss)/profit from continuing operations	(1,221,981)	87,173	135,162	241,228	489,122	78,832

(Loss)/profit for the year(5)	(1,273,291)	87,173	135,162	241,228	489,122	78,832
Total comprehensive (loss)/income(6)	(1,247,878)	58,696	134,575	235,128	498,262	80,305

(Loss)/profit attributable to ordinary shareholders of the parent	(1,273,291)	87,173	135,162	241,228	485,190	78,198
Total comprehensive (loss)/income attributable to ordinary shareholders of the parent	(1,247,878)	58,696	134,575	235,128	494,330	79,672
(Loss)/profit per share from continuing operations attributable to ordinary shareholders of the parent
Basic	(36.74)	2.11	3.40	6.07	11.62	1.87
Diluted	(36.74)	2.06	3.33	5.74	10.88	1.75
(Loss)/profit per share attributable to ordinary shareholders
Basic	(38.29)	2.11	3.40	6.07	11.62	1.87
Diluted	(38.29)	2.06	3.33	5.74	10.88	1.75

Consolidated Statements of Comprehensive Income Data	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Weighted average number of ordinary shares outstanding used in (loss)/profit per share calculation
Basic	15,987,475	41,233,110	39,757,311	39,724,505	41,762,778
Diluted	15,987,475	42,408,833	40,571,361	41,997,123	44,576,182

(1)	Including amortization of intangible assets resulting from business acquisitions of RMB8.5 million (US$1.4 million) in 2014.
(2)	Including share-based payments of RMB7.5 million, RMB18.7 million, RMB13.3 million, RMB19.4 million and RMB57.1 million (US$9.2 million) in 2010, 2011, 2012, 2013 and 2014, respectively. Also including non-capitalized initial public offering expenses of RMB4.8 million in 2010, non-capitalized follow-on public offering expenses of RMB2.6 million in 2013 and amortization of intangible assets resulting from business acquisitions of RMB6.7 million (US$1.1 million) in 2014.
(3)	Including fair value adjustment of contingent considerations of RMB2.7 million (US$0.4 million) in 2014.
(4)	Including share of amortization of equity investments’ intangible assets not on their books of RMB0.4 million (US$0.1 million) in 2014.
(5)	Including (loss)/profit for the year from continuing operations and loss after tax for the year from discontinued operations.
(6)	Including (loss)/profit for the year, foreign currency exchange differences net of tax of nil and net gain on available-for-sale financial instrument net of tax of nil.

The following table sets forth our selected consolidated statements of financial position as of December 31, 2010, 2011, 2012, 2013 and 2014.

Consolidated Statements of Financial Position Data	As of December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Assets
Current assets	1,137,963	1,159,200	1,222,846	1,908,290	2,917,013	470,138
Non-current assets	37,733	142,120	200,935	213,811	758,294	122,215

Total assets	1,175,696	1,301,320	1,423,781	2,122,101	3,675,307	592,353

Liabilities
Current liabilities	352,283	405,760	428,685	641,219	1,427,533	230,078
Non-current liabilities	—	9,698	7,292	5,033	86,859	13,999

Total liabilities	352,283	415,458	435,977	646,252	1,514,392	244,077

Total equity	823,413	885,862	987,804	1,475,849	2,160,915	348,276

Total liabilities and equity	1,175,696	1,301,320	1,423,781	2,122,101	3,675,307	592,353

Exchange Rate Information

We conduct our operations in China. Our sales, costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On
April 10, 2015, the noon buying rate was RMB6.2082 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through 10, 2015)	6.2082	6.1989	6.2082	6.1930

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

The manner in which we deliver our subscription services is relatively new in China. Our EP platform, designed mostly for automobile dealers, is based on a service distribution model through which we deliver a package of software applications over the internet to the subscribers of our EP platform services. Such internet-based products from our EP platform enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our taoche.com website. This differs from the traditional licensing arrangements for software applications. Furthermore, our platform and applications enable our customers to publish their automobile listing and promotional information simultaneously on our websites and our partners’ websites. We may pay a fixed fee to our partners for space on their websites in order to extend the customer reach of our automotive database and content and to attract dealers to subscribe to our EP platform and applications on our taoche.com website. If our service delivery model cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

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

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partners by expending significant time and resources, including participating in trade shows and other branding events. In June 2011, we entered into an agreement with Baidu, Inc., or Baidu, the leading Chinese language internet search provider, to be the exclusive supplier of auto-related content for Aladdin, Baidu’s open data platform. We have constantly renewed our agreement with Baidu and in January 2015, we continued our cooperation with Baidu as an exclusive supplier for auto-related content on the mobile version of Aladdin with a term of six months until June 30, 2015. We provide selected auto-related content such as auto listings, pictures, reviews, and dealer information to enhance Baidu’s Aladdin-enabled search research results, which display real-time, dynamic and interactive content alongside static search results. When Baidu users search for auto-related information, Baidu exclusively displays relevant content provided by us in the Aladdin-enabled section of the search results page. In addition, we work with Qihoo 360, a leading internet platform company in China, to market and promote our services. Our branding efforts have had a positive impact on our brand awareness.

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

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and taoche.com websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business and the large amounts of their contracts with us. In 2012, 2013 and 2014, revenues from the top three customers in each period accounted for approximately 13.9%, 12.2% and 8.6% respectively, of our total revenues. No single customer contributed more than 5% of our total revenues in 2014. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from third-party media vendors calculated as a percentage of qualifying payments for the advertising space purchased and utilized by our automaker customers. See “—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on third-party websites, which is an important source of revenues for us.”

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

An important part of our digital marketing solutions business is to place advertisements on third-party websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of qualifying payments for advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2012, 2013 and 2014, income from performance-based rebates accounted for 6.6%, 5.5% and 7.5%, respectively, of our total revenues. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could affect our financial condition and results of operations.

Our strategy to grow our used automobile-related business may not succeed.

One of our growth strategies is to continue investing in our used automobile business, which is currently a relatively small portion of our operations and for which we incurred a gross loss of RMB16.9 million, RMB11.2 million and a gross profit of RMB8.9 million (US$1.4 million) in 2012, 2013 and 2014, respectively. In the past few years, automobile purchases by general consumers have experienced rapid growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people in China have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of a used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if a used automobile market does develop, we cannot predict whether there will be a similar market on the internet and whether we will be poised to capture any of the growth. Our investment in the used automobile business may not prove profitable if the online market for used automobile information fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

Our growth prospects may be materially and adversely affected if we are unable to successfully execute our mobile strategy.

There is an increasing trend of accessing the internet through devices other than a personal computer, such as smart phones, tablets and other mobile devices. We have developed a few mobile applications and plan to devote more resources to develop more applications for various mobile devices. Our mobile applications had over 50 million downloads and activations as of December 31, 2014 and we believe more and more sales leads were generated from our mobile applications. However, we have limited experience in developing and optimizing versions of applications for users on mobile devices and platforms. Currently, only a small portion of our automakers and dealers pay to use our mobile applications. As we begin to devote significant resources to developing mobile applications, we will face significant competition from established companies that may have far greater experience than we do. We expect existing competitors to allocate more resources to develop and market competing applications and new mobile-applications competitors to enter the market. Our limited experience makes it difficult to predict whether we will succeed in developing mobile applications that appeal to automakers and dealers. In addition, our experience in developing browser-based applications may not be relevant to developing mobile applications, and we have limited experience working with wireless carriers, mobile platform providers and other partners. These and other uncertainties make it difficult to predict whether we will succeed in developing commercially viable mobile applications.

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

The value-added services offered on our EP platform are relatively new and we have limited experience in providing automobile transaction services. We cannot assure that our new business initiatives will continue to grow as we have expected.

Since 2014, we have started providing automobile customers with additional value-added services, including our automobile transactions, customer relationship management, or CRM, and automotive financing services, which are intended to optimize automobile purchase experience and facilitate completion of transactions. Expansion into these new services involves new risks and challenges. We may not be able to successfully identify new product and service opportunities or develop and introduce these opportunities to the buyers in a timely and cost-effective manner. For example, our lack of familiarity with the internet finance sector may make it difficult for us to anticipate the demands and preferences in the market and source and provide financial products that meet the requirements and preference of our users. To develop our newly-offered automobile transaction and financing platforms, we need to increase more resources, which have and may continue to increase our cost of revenue and operating expenses. In addition, we expect to continue investing in and providing new services to grow our businesses. Therefore, our financial results may be adversely affected in the short term if our new business initiatives are unable to continue to grow as we have expected.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our bitauto.com advertising business and EP platform business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals, online video websites, social media, social networks and traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as radio, television, newspapers, and magazines, we still compete with them for clients and advertising revenues. Competition with portals and automotive vertical websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social networking websites and internet video websites, may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. Some competitors of our automobile advertising services have greater financial and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. With respect to our EP platform business, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing and promotional information and website traffic. We believe our large dealer customer base and innovative EP platform have put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

Our used automobile business, currently operated through our taoche.com website, faces competition from other used automobile websites as well as other portals and media that publish used automobile information. The parameters of competition are similar to those of our bitauto.com advertising business and EP platform business, except that the competition for our taoche.com business is more focused on used automobile inventory and market penetration among dealers. Furthermore, the used automobile market is still in an early stage of development and we expect more competitors will join the market in the future.

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

To broaden the consumer reach of our automotive database and content, we place listings by our dealer customers not only on our automotive vertical websites, bitauto.com and taoche.com, but also on our partner websites. Depending on the arrangement, we may pay a fixed fee to some partners for their advertising resources. Our partners may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partners may choose to partner with our competitors or decide to develop an automobile listing and dealer information database by themselves. If we are unable to partner with all or most of major portals on reasonable terms, we may experience a reduction in the number of dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material adverse changes to our relationships, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

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

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. Since 2009, the PRC government has repeatedly changed the purchase tax on passenger automobiles with 1.6 liter or smaller engines and provided subsidies for the purchases of such automobiles ranging from RMB6,000 to RMB3,000 (effective from September 2013). In addition, in August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles that are within certain designated catalogues will be exempted from the purchase tax. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed decline, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The implementing rules were amended in December 2011 and November 2013. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2012. There are similar policies that restrict the issuance of new passenger car license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. It is unclear whether the Chinese economy will continue to experience the high growth rate in the past. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. The global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine and the Middle East, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. It is impossible to predict how the Chinese economy would develop in the future.

There have been recently signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

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

As of December 31, 2014, our trade receivables and our trade payables were RMB1.34 billion (US$216.5 million) and RMB589.2 million (US$95.0 million), respectively. Of these receivables and payables, RMB396.1 million (US$63.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any significant collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers, including automakers and dealers, may not renew their contracts or subscriptions for our services after the expiration of their terms. They may also renew for shorter contract terms or for lower cost editions of our services. Although the renewal rates for our automobile dealer subscription services were approximately 92% in 2014, our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ ability to maintain their operations and spending levels, and deteriorating general economic conditions. If our customers do not renew their contracts or subscriptions for our services or switch to lower cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business, financial condition and results of operation may suffer.

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

Our main servers are located in the internet data centers of third parties in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. We have not experienced any system failures in 2014. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

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

As of December 31, 2014, we had sales and service representatives network located in 163 cities across China and plan to continuously expand our network to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are typically localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

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

Certain shareholders, directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval, which may reduce the price of our ADSs and deprive shareholders of an opportunity to receive a premium for the ADSs.

As of March 31, 2015, our directors and executive officers beneficially owned approximately 17.0% of our outstanding ordinary shares. Accordingly, these directors and executive officers have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. These shareholders may cause corporate actions to be taken even if they are opposed by you and our other shareholders. This could deprive you and our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Product recalls in the automobile industry could harm our business and cause our revenues to decrease.

Automakers periodically recall defective products. These product recalls interrupt the normal business operation of automakers, their joint ventures and their dealers in China. From time to time, our customers recall products, the scale of which varies from customer to customer. It is difficult to determine the impact product recalls might have on our business and revenues, but we expect that our revenues may decrease if Chinese consumers stop or reduce purchasing automobiles made by the recalling automakers or automakers and their dealers suspend or decrease using our services. If any of our customers recall their products in the future, our business, financial condition and results of operations could be adversely affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. Some of our customers choose to produce their advertisements by themselves and we simply place them on our websites. While we do have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate advertisements with content that would be deemed inappropriate or misleading. If we are deemed to be in violation of PRC law or regulations, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or termination of our advertising business, any of which may materially and adversely affect our business.

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

Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Further, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. As the right to use internet domain names is not rigorously regulated in China, other companies may have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. Our business could be materially and adversely affected if we could not adequately protect our brand, trademarks, copyrights, trade secrets and other intellectual property.

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

We have collected and compiled on our websites, automobile-related news and reports, automobile pictures and specifications, maps, consumer reviews, and other documents and information prepared by third parties. Because some content on our websites is collected from various sources, we may be subject to claims for breach of contract, defamation, tort liability, unfair competition, copyright or trademark infringement, or claims based on other theories. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits, in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management’s attention from operating our business. Any judgments against us in such suits, or related settlements, could harm our reputation and have a material adverse effect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of our database we offer to the consumers could be reduced, which may adversely affect our ability to attract and retain customers.

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

We have experienced rapid growth in the past few years. Our revenues have increased from RMB458.1 million in 2010 to RMB2.46 billion (US$396.3 million) in 2014. Our sales and service representatives network has expanded to 163 cities as of December 31, 2014. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in 2011, we acquired controlling equity interests in Beijing Bitcar Interactive Information Technology Company Limited, or Bitcar, a provider of mobile internet digital enabled sales assistant tools for the automotive industry in China. In 2013, we entered into a framework agreement to establish a joint venture with Kelley Blue Book, or KBB, a leading provider of new and used car information in the United States, and the China Automobile Dealers Association, or CADA, a national organization representing automobile dealers in China. In 2014, we entered into joint venture agreements with several leading Chinese automobile dealers or service providers such as Pang Da Automobile Trade Co., Ltd., which were intended to develop the used car auction business and provide used car listing inventory for our taoche.com business. In January 2015, we entered into agreements to form strategic partnership with JD.com, Inc. or JD.com, the leading online direct sales company in China listed on the Nasdaq Global Select Market, and Tencent Holdings Limited, or Tencent, a leading provider of comprehensive Internet services and listed on the Hong Kong Stock Exchange. In February 2015, JD.com and Tencent made investments in us with a combination of US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin Capital Limited, or Yixin Capital, a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business.

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

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2014, our sales and service representatives network covered 163 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

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

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the China Securities Regulatory Commission, or the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

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

PRC law currently limits foreign ownership of companies that provide internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other internet information services, such as internet advertising. Also, PRC laws and regulations do not allow foreign entities with less than at least two years of direct experience operating an advertising business outside of China to invest in an advertising business in China except for the Shanghai Pilot Free Trade Zone. Our wholly foreign-invested PRC subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, is currently not eligible to apply for the required licenses for providing internet content services or advertising services in China except for the Shanghai Pilot Free Trade Zone.

As such, BBII conducts our business through contractual arrangements with our structured entities (including their subsidiaries) in China, that is, our internet content business through Beijing Bitauto Information Technology Company Limited, or BBIT, and our internet advertising business through Beijing C&I Advertising Company Limited, or CIG. In addition, we plan to conduct our online automotive financing services through another domestic entity, Beijing Yixin Information Technology Company Limited, or Beijing Yixin. Each of the structured entities is currently owned by individual shareholders who are PRC citizens and holds the requisite licenses or permits to provide internet content or advertising services in China except that (i) Target Net (Beijing) Technology Company Limited, or Target Net, is in the process of obtaining an internet content provider license, or ICP license and an internet publication license and (ii) Beijing Yixin is the process of obtaining an ICP license. Their shareholders are set forth in “Item 4. Information on the Company—C. Organizational Structure.” Our structured entities entered into a series of contractual arrangements with our subsidiaries but directly operate our businesses in China. We have been and are expected to continue to depend on structured entities to operate our businesses. We do not have any equity ownership interest in any of the structured entities but control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

Furthermore, on July 26, 2006, the Ministry of Industry and Information Technology, or the MIIT, released the Circular on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China’s Administrative Rules on Foreign-Invested Telecommunications Enterprises. Among other things, the MIIT Notice prohibits domestic telecommunications license holders from (i) renting, transferring or selling telecommunications licenses to any foreign investors in any form and (ii) from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must directly own the domain names and registered trademarks used by such license holders in their daily operations. BBIT’s internet information services are considered value-added telecommunication services set forth in the MIIT Notice and BBIT owns an ICP license, for its provision of internet information service and all the trademarks used for its internet information services on its websites. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested internet companies that operate in China.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with structured entities. We have been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the structured entities), except as otherwise disclosed in this report, does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business and value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the structured entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information services companies, and the CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting our PRC subsidiaries’ and structured entities’ operations;

•	imposing fines, confiscating the income of the structured entities or our income, or imposing other requirements with which we or our PRC subsidiaries and structured entities may not be able to comply;

•	imposing conditions or requirements with which we or our PRC subsidiaries and structured entities may not be able to comply;

•	requiring us or our PRC subsidiaries and structured entities to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our public offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

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

We rely on and expect to continue to rely on contractual arrangements with our structured entities in China and their respective shareholders to operate our internet content and advertising services business. Our structured entities contributed RMB995.2 million, RMB1.40 billion and RMB2.44 billion (US$393.0 million), representing 94.2%, 97.6% and 99.2% respectively, of our total revenues in 2012, 2013 and 2014. BBII follows the commonly used methodology, which is to charge service fees based on each structured entity’s revenues reduced by its turnover taxes, such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

Although we have been advised by our PRC counsel that, each of the contractual arrangements with our structured entities are valid under current PRC laws, these contractual arrangements may not be as effective in providing us with control over the structured entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the structured entities. If we had direct ownership of the structured entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the structured entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the structured entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a structured entity were to refuse to transfer their equity interests in such structured entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

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

Based on the advice of Han Kun Law Offices, our PRC counsel, the corporate structure of our structured entities and our subsidiaries in the PRC are in compliance with all existing PRC laws and regulations. However, as advised by our PRC counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and the PRC government may in the future take a view that is contrary to the above opinion of our PRC counsel. PRC laws and regulations governing the validity of these contractual arrangements which established our corporate structure for operating our business in China are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Our ability to enforce the share pledge agreements between us and the structured entities’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements, the shareholders of structured entities agreed to pledge all of their equity interests in structured entities to the relevant PRC subsidiaries to secure structured entities’ performance of their obligations under the relevant contractual arrangements. The share pledge as contemplated under the share pledge agreements by and among our PRC subsidiaries, structured entities and each of their respective shareholders have been registered with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC, except the equity pledge of Beijing Yixin. The shareholders of Beijing Yixin are preparing for the capital increase of Beijing Yixin and will apply for the registration after the completion of the capital increase.

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

In November 2012, AutoTrader Group, Inc., or AutoTrader Group, purchased an aggregate of 9,000,000 ordinary shares, or approximately 21.8% of our total outstanding shares at that time, from certain of our pre-IPO shareholders in a private transaction. Concurrently, certain members of our senior management, namely, Mr. Bin Li, our chairman of the board and chief executive officer, Mr. Jingning Shao, our director and president, Mr. Xuan Zhang, our chief financial officer, and Mr. Weihai Qu, our director and senior vice president purchased an aggregate of 1,000,000 ordinary shares, or approximately 2.4% of our total outstanding shares at that time, from another pre-IPO shareholder. The senior management team funded the purchase through a four-year term loan from AutoTrader Group. The management team has pledged a total of 2,699,080 ordinary shares to AutoTrader Group as collateral for the loans received from AutoTrader Group. We are not a party to the loan agreements between our senior management team and AutoTrader Group. However, if there should be any defaults or disagreements with respect to such loan agreements, conflicts may arise among certain of our senior management team and AutoTrader Group, which may have a material adverse effect on us.

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

As a result of our corporate structure and the contractual arrangements between us and our PRC structured entities, we are effectively subject to 6% value-added tax, as well as enterprise income tax at the rate of 25% on revenues derived from our contractual arrangements with our PRC structured entities. Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our structured entities and their respective shareholders will be regarded by the PRC tax authorities as arm’s-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our structured entities and their respective shareholders were entered into on an arm’s-length basis. If any of the transactions we have entered into among our wholly-owned subsidiaries in China and any of the structured entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may conduct transfer pricing adjustments and adjust the profits and losses of such structured entities and assess more taxes on it. In addition, the PRC tax authorities may impose late payment interest and other penalties on such structured entities for underpayment taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the structured entities increase or if it is found to be subject to late payment interests or other penalties.

We may have exposure to greater than anticipated tax liabilities.

We are subject to enterprise income tax, value-added tax, and other taxes in each province and city in China where we have operations. Our tax structure is subject to review by various local tax authorities. The determination of our provision for income tax and other tax liabilities requires significant judgment. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate decisions by the relevant tax authorities may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid our subsidiaries in China, for our cash requirements, including the funds necessary to service any debt we may incur. If our subsidiaries incur debt in the future, the instruments governing the debt may restrict their abilities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may adjust our taxable income under the contractual arrangements our subsidiaries currently have in place with the structured entities in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, our subsidiaries are also required to set aside a portion of their net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of our subsidiaries’ registered capital. Therefore, our subsidiaries’ ability is limited in terms of transferring a portion of their net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If our PRC subsidiaries or structured entities become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy substantially all of our assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

As part of the contractual arrangements with the structured entities, their shareholders and our subsidiaries, the structured entities and their subsidiaries hold operating permits and licenses and substantially all of the assets that are important to the operation of our business. We expect to continue to be dependent on our structured entities and their subsidiaries to operate our business in China. If our structured entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If our structured entities undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of the draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOC solicited public comments on this draft in January and February this year, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but “controlled” by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC or its local branches, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “control” is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. If the foreign investment falls within a “negative list,” to be separately issued by the State Council in the future, market entry clearance by the MOC or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. Variable interest entities are referred to as structured entities under IFRS. See “—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, if a structured entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for any company with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/ are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the structured entities will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would not be considered as ultimately controlled by Chinese parties, as over 50% of our issued and outstanding share capital is held by entities incorporated outside of China. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the value-added telecommunication services and advertising services, which our structured entities provide, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law proposed to imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable foreign invested entities. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with the information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

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

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial position may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Moreover, under current PRC regulations, since December 10, 2005, foreign entities have been allowed to directly own 100% of equity interest of a PRC entity which conducts advertising business if the foreign entity has at least three years of direct operations of an advertising business outside of China, or to directly own less than 100% of a PRC advertising business if the foreign entity has at least two years of direct operations of an advertising business outside of China. This may encourage foreign advertising companies with more experience, greater technological know-how and more extensive financial resources than we have to compete against us and limit the potential for our growth. Such restrictions are not implemented in Shanghai Pilot Free Trade Zone and other than the entities in Shanghai Pilot Free Trade Zone, our operations may be adversely affected due to the restrictions. Also see “—Risks Related to Our Business and Industry—Government policies on automobile purchases and ownership may materially affect our results of operations.”

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

We conduct our business primarily through our subsidiaries and structured entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries and structured entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.

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

The State Administration for Foreign Exchange, or SAFE, has promulgated several regulations that require PRC residents, including PRC individuals and PRC corporate entities, to register with and obtain approval from local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, or offshore special purpose vehicle, with such PRC residents’ legally owned assets or equity interests in domestic companies or offshore assets or interests. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under the currently applicable foreign exchange regulations, PRC resident shareholders must amend and update their foreign exchange registrations with the local branches of SAFE when their offshore special purpose vehicles undergo material events or changes with respect to the basic information, such as changes to the name, the operation term or the identity of PRC resident shareholders, or increases or decreases in the investment amount, share transfers or exchanges, or mergers or divisions. In July 2014, SAFE promulgated Circular 37, pursuant to which, a PRC resident shareholder is only required to register the offshore special purpose vehicle that such shareholder directly owns the equity interests in, or the First Level SPVs. However, it is uncertain whether the PRC resident shareholders are required to amend the registrations if their offshore special purpose vehicles controlled by the First Level SPV undergo material events or changes. It is also uncertain whether Circular 37 would be retrospectively applicable to the transactions where the RPC resident shareholders should amend the relevant registrations in accordance with other foreign exchange regulations. If any PRC resident shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore special purpose vehicle may be prohibited from distributing its profits and the proceeds from any reduction in capital, share transfer or liquidation to its offshore parent company, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

In connection with the strategic investment by AutoTrader Group, Inc., or AutoTrader Group, in November 2012, certain members of our management purchased an aggregate of 2.4% of our total outstanding shares from a pre-IPO shareholder. In December 2013, we completed a follow-on public offering of 1,264,855 ADSs, each representing one ordinary share, at the public offering price of US$30.00 per ADS. A selling shareholder also offered and sold 1,484,345 ordinary shares. The aforesaid management members who are PRC residents and our ultimate shareholders have not amended their existing foreign exchange registration to reflect the change of their shareholding as a result of the aforesaid transactions in accordance with the then-effective foreign exchange registration regulations. As a result of the promulgation of Circular 37, it is uncertain whether our PRC resident shareholders would be required to amend the relevant existing foreign exchange registrations for the aforesaid transactions, which were consummated prior to the promulgation of Circular 37 and did not affect their shareholdings in the First Level SPVs. It is also uncertain whether SAFE would determine that our PRC resident shareholders have failed to amend their existing foreign exchange in time in accordance with the foreign exchange regulations then in effect. If SAFE determines that the amendments are required, we will procure the relevant management members to file for such amendments. However, we cannot assure you that all shareholders of our company who are PRC residents will continue to take necessary actions to fully comply with the foreign exchange regulations. We cannot assure you that we will continue to be informed of identities of all PRC residents holding direct or indirect interest in our company in the future. Failure or inability of such individuals and our PRC resident shareholders to comply with the registration requirements set forth in foreign exchange regulations may subject these PRC resident shareholders to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit the ability of our PRC subsidiaries to distribute dividends and other proceeds to us or otherwise adversely affect our business.

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

Under the PRC law, Renminbi is freely convertible to foreign currencies with respect to “current account” transactions, but not with respect to “capital account” transactions. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Approval or registration from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Dividend payments are current account transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from SAFE. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the RMB against the U.S. dollar. As we may rely on dividends and other fees paid to us by our subsidiaries and structured entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since the functional currency of our holding company, Bitauto Holdings Limited, is the U.S. dollar while the functional currency of our PRC subsidiaries and PRC structured entities is the Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial position.

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and structured entities, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our subsidiaries or structured entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our subsidiaries cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to structured entities may also need government approval. Capital contributions to our PRC subsidiaries must be approved by the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. On March 30, 2015, the SAFE promulgated Circular 19, which will take effective and replace Circular 142 from June 1, 2015. Although Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our structured entities require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our structured entities’ operations will be subject to statutory limits and restrictions, including those described above.

The applicable foreign exchange circulars and rules may significantly limit our ability to convert, transfer and use the net proceeds from any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to the product providers or corporate borrowers who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 1, 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

On October 28, 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results will be adversely affected.

Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority. We are a Cayman Islands holding company and we have wholly owned subsidiaries in Hong Kong which in turn holds 100% of the equity interest of our PRC subsidiaries. Substantially all of our income may be derived from dividends we receive from BBII. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by BBII may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiaries are determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, a bulletin issued by the SAT issued on July 27, 2011, which became effective September 1, 2011, provided more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

BBII enjoyed a five-year tax holiday in 2007 and was eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as “High and New Technology Enterprise” under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

On April 21, 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as “high and new technology enterprises strongly supported by the state” and eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39, may choose between the reduced tax rate of 15% applicable to “high and new technology enterprises strongly supported by the state” and the tax exemption/reduction provided in Circular 39. Enterprises are not allowed to enjoy the 50% reduction of the preferential tax rate for “high and new technology enterprises strongly supported by the state,” which is 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, BBII was not allowed to enjoy the 50% reduction of the preferential tax rate of 15% according to Circular 157, and the applicable income tax rate for BBII was 10% and 11% for 2009 and 2010, respectively. However, in 2011, it was accepted by local governmental authority that BBII was also eligible for the 50% reduction of the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the income tax rate applicable for BBII was 7.5% for the years ended 2009, 2010 and 2011. In October 2011 and 2014, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rates of 15% for the year ended December 31, 2015 and 2016 as long as it maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.”

In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the Administrative Measures for the Recognition of Software Enterprise issued by relevant PRC authority in February 2013, which took effect from April 1, 2013, or the New Software Enterprise Measures. Bit EP obtained the “software enterprise” qualification under the New Software Enterprise Measures in May 2013. In December 2013, Target Net was qualified as a “High and New Technology Enterprise” under the EIT law and it will enjoy a preferential income tax rate of 15% for the year ended December 31, 2015 as long as Target Net maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.” If BBII, Bit EP or Target Net fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.

The PRC tax authorities have enhanced their scrutiny over the non-resident enterprise’s direct or indirect transfer of equity interests in a PRC resident enterprise by promulgating and implementing the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59 and the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008. Under Circular 698, except the purchase and sale of equity interests through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered as an abusive use of the holding company structure without reasonable commercial purposes. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority is entitled to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued Public Notice 7 which extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly.

There is little guidance and practical experience as to the application of Circular 698 and Public Notice 7. Where non-resident investors were involved in our private equity financing, if such transactions are determined by the tax authorities to be lacking of reasonable commercial purposes, we and our non-resident investors may be taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 or Public Notice 7, which may have a material adverse effect on our financial condition and results of operations or our non-resident investors’ investments in us.

The PRC tax authorities have discretion under SAT Circular 59, Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under SAT Circular 59, Circular 698 or Public Notice 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business and have a negative impact on our operation and financial results.

As of December 31, 2014, we had leased properties in 69 cities in China. With respect to 15 of these leased properties, the lessors failed to provide property title certificates proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a landlord lacks evidence of the title or the right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, our lease agreements have not been registered with competent governmental authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors’ failure to register our lease agreements, our business and financial condition may be negatively impacted.

We may be required to register our offices outside of our corporate residence address as branch offices under PRC law and any failure to do so may subject our centers to shut-down or penalties.

A company that uses an office in a location outside its corporate residence address to conduct business operation must register such office as a branch company with the competent local authority. In addition, as we expand our operations, we may need to register additional branch companies from time to time. As of the date of this report, we have not registered approximately half of the locations outside of the corporate residence addresses as branch companies. However, whether an operating place will be deemed as having business nature or otherwise qualified for branch company registration is subject to the sole discretion of the government authorities. We cannot assure you that the governmental authorities will take the same view with us on whether an operating place is required or qualified to be registered as a branch company. We plan to apply for the registration of the relevant offices and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee stock option plans may subject our PRC plan participants or us to fines and other legal or administrative sanctions.

Under relevant PRC rules and regulations, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiaries of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. In addition, the registration must be amended within three months after the occurrence of any material changes to the underlying plan. As of the date of this annual report, we have adopted three employee stock option plans, and these grantees, through BBII, have registered and updated the registration with SAFE. Nevertheless, if in the future, we or our PRC grantees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

Risks Related to Our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$27.1 to US$98.28 in 2014 and from US$45.23 to US$95.00 to date in 2015. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

We are exempt from certain corporate governance requirements of the NYSE and we have elected to rely on certain exemptions.

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. For example, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the Exchange Act);

•	have regularly scheduled executive sessions with only non-management directors;

•	have a fully independent nominating and corporate governance committee;

•	have at least one executive session of solely independent directors each year; or

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

We have elected to follow home country practice with respect to the above. Other than these practices, there have been no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the requirements of NYSE rules, except that during the period from February 16, 2015 to March 4, 2015, our audit committee was comprised of only two members, both of whom were independent directors.

Our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

For U.S. federal income tax purposes, non-United States corporation, such as our company, will be treated as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our PRC structured entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our PRC structured entities for U.S. federal income tax purposes, we would likely be treated as a PFIC.

Assuming we are the owner of our PRC structured entities for U.S. federal income tax purposes, and based on our current income and assets, we presently do not expect to be classified as a PFIC for the current taxable year or future taxable years. While we do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is also possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming classified as a PFIC for the current year or future taxable years.

If we were to be classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—General”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or ordinary shares if we are classified as a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2014. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2014. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our holding company, Bitauto Holdings Limited, was incorporated in the Cayman Islands on October 21, 2005. We conduct most of our business through our operating subsidiary, Beijing Bitauto Internet Information Company Limited, or BBII, and our structured entities in China. We own 100% of the equity of BBII in China through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong on April 27, 2010.

Beijing C&I Advertising Company Limited, or CIG, which was incorporated in 2002, is one of our structured entities in China and provides digital marketing solutions to automakers. Beijing Bitauto Information Technology Company Limited, or BBIT, is another structured entity of ours and was incorporated in 2005. BBIT conducts our bitauto.com business that focuses on new automobiles and subsequently expanded to start our taoche.com business that focuses on used automobiles in 2006.

In November 2010, our ADSs began trading on the NYSE with the ticker symbol “BITA.”

In June 2011, we set up Beijing Bit EP Information Technology Company Limited, or Bit EP, to further strengthen our online marketing and CRM platform.

In November 2011, we acquired 100% equity interest in Beijing Bitcar Interactive Information Technology Company Limited, or Bitcar, from two members of our key management personnel.

In November 2012, AutoTrader Group purchased an aggregate of 9,000,000 ordinary shares from certain of our pre-IPO shareholders and, as a result, beneficially owned approximately 21.8% of our total outstanding shares at that time.

In November 2013, we entered into a framework agreement to establish a joint venture with KBB, a leading provider of new and used car information in the United States, and CADA, a national organization representing automobile dealers in China, in order to provide automobile valuation services in China.

In December 2013, we completed a follow-on public offering of 1,264,855 ADSs, each representing one ordinary share, at the public offering price of US$30.00 per ADS. A selling shareholder also offered and sold 1,484,345 ordinary shares in the form of ADSs.

In February 2015, JD.com invested a combination of US$400 million in cash and certain resources, including exclusive access to the new and used car channels on JD.com’s e-commerce sites and mobile apps together with additional support from its key platforms, as consideration for our newly issued ordinary shares. Tencent invested US$150 million in exchange for our newly issued ordinary shares. In addition, JD.com and Tencent invested US$100 million and US$150 million, respectively, in newly issued series A preferred shares of Yixin Capital, our subsidiary incorporated in the Cayman Islands. At the closing of the transactions, JD.com and Tencent held approximately 25% and 3.3% of our then outstanding shares on a fully diluted basis, respectively, and JD.com and Tencent also held 17.7% and 26.6% of Yixin Capital, respectively. Currently, JD.com has one seat on our board of directors.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct most of our operations in China through contractual arrangements among our PRC subsidiaries, our structured entities in China and the shareholders of these structured entities. As a result of these contractual arrangements, we control our structured entities and have consolidated the financial information of these structured entities and their subsidiaries in our consolidated financial statements in accordance with IFRS. Earnings of these structured entities are or will be transferred to our subsidiaries under the currently applicable contractual arrangements. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the structured entities, which entitle our PRC subsidiaries to receive a majority of structured entities’ residual returns. Under the arrangement, the earnings are transferred from our subsidiaries to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, each of our PRC subsidiaries, is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our subsidiaries, as a foreign-invested enterprise, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Our principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People’s Republic of China. Our telephone number at this address is (86-10) 6849-2345. Our registered office in the Cayman Islands is located at Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for details regarding our capital expenditure.

B. Business Overview

Overview

We are a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and taoche.com websites provide consumers with comprehensive up-to-date information on new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Our bitauto.com website was the most visited automotive vertical website in China for new automobile pricing and promotional information in the fourth quarter of 2014; our taoche.com website is the largest used automobile vertical website in China in terms of unique visitors in the fourth quarter of 2014, according to iResearch. We also distribute our dealer customers’ automobile pricing and promotional information through over 580 internet service provider partners as of December 31, 2014, including Netease and Qihoo 360. As a result, our automotive database and content had broad consumer reach to China’s internet users.

We managed our businesses in four segments in 2014, namely, bitauto.com advertising business, EP platform business, taoche.com business and digital marketing solutions business. Our bitauto.com advertising business offers automakers and dealers a variety of advertising services through our bitauto.com website, and mobile applications, which provide consumers with comprehensive up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. Our EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Since 2014, we have started providing automobile customers with additional value-added services, including our automobile transactions, CRM and automotive financing services, which are intended to optimize automobile purchase experience and facilitate completion of transactions. Our taoche.com business provides listing and subscription services to used automobile customers that enable them to display used automobile inventory information on the taoche.com website, mobile applications and partners. We also provide advertising services to automakers with certified pre-owned automobile programs and used automobile dealers on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. Starting from the first quarter of 2015, our taoche.com business will be consolidated into our advertising business and EP platform business and will not be reported as a separate segment. Therefore, we will report three business segments in 2015, which are our advertising business, our EP platform business, and our digital marketing solutions business.

We have established a nationwide customer base of dealers in China. Our EP platform subscribers increased from 9,900 in 2012 to 13,612 in 2013 and to over 21,000 in 2014, while our used automobile listing customers increased from 3,084 in 2012 to 5,200 in 2013 and to over 9,000 in 2014.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 82 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 76 placed advertisements on our bitauto.com website as of December 31, 2014. Our diverse customer base of automakers and dealers allows us to cross sell our services, which increases customer loyalty. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

In November 2013, we entered into a framework agreement to establish a joint venture with KBB, a leading provider of new and used car information in the United States, and CADA, a national organization representing automobile dealers in China. The joint venture is expected to draw on our deep understanding of the local market and solid customer base within China’s used car market, KBB’s 87-year history of providing vehicle values, and CADA’s unique position in the industry, as well as its exclusive access to extensive data on China’s used car market. The joint venture is intended to provide nationwide used vehicle valuation services on the internet and via mobile applications to consumers, automakers and auto dealers, as well as insurance, finance and other automotive-related companies that seek used vehicle valuations. As of the date of the this annual report, a joint venture in Hong Kong, which will be a shareholder of the joint venture in China, was established and we contributed an amount of US$2.5 million to the Hong Kong joint venture.

In January 2015, we entered into agreements to form strategic partnership with JD.com, the leading online direct sales company in China and listed on the Nasdaq Global Select Market, and Tencent, a leading provider of comprehensive internet services and listed on the Hong Kong Stock Exchange. In February 2015, JD.com and Tencent made investments in us with a combination of US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin Capital, a subsidiary of Bitauto primarily engaged in e-commerce related automotive financing platform business.

Our revenues were RMB1.06 billion, RMB1.44 billion and RMB2.46 billion (US$396.3 million) in 2012, 2013 and 2014, respectively. Under IFRS, we had profits of RMB135.2 million, RMB241.2 million and RMB489.1 million (US$78.8 million) in 2012, 2013 and 2014, respectively. The increase in our profit in 2013 and 2014 were primarily attributable to our business scalability and management efficiency.

Our Services

Our bitauto.com advertising business

We generate revenues through our bitauto.com website, which partners with other websites, by providing advertising services to dealers and automakers. In 2012 and previous years, revenues from our bitauto.com business also included dealer subscription services to new automobile dealers, which were allocated to our EP platform business from 2013.

We display advertisements on our bitauto.com website and allow extensive possibilities of user interactions through rich media advertisements. Because visitors to our websites usually seek specific information relating to automobiles and therefore are more likely to be interested in making automobile purchases, our bitauto.com website has become an ideal destination for brand advertisements and promotional activities of automakers and automobile dealers. We are able to achieve cost-effective and targeted advertising results for our customers through our proprietary technologies and placement algorithms that target specific consumer segments. For example, we can display advertisements to consumers located in specific geographic areas based on internet protocol addresses. We can also display advertisements for particular automobile models or their competing models to consumers based on the content of the web pages they are viewing. Furthermore, we also help our automaker and automobile dealer customers plan and organize promotional events, which we consider as part of our bitauto.com advertising services.

Our EP platform business

Our EP platform was developed based on our previous Easypass platform in 2012. Our EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. Since 2014, we have started providing automobile customers with additional value-added services, including our automobile transactions, CRM and automotive financing services, which are intended to optimize automobile purchase experience and facilitate completion of transactions.

The standard service modules on the EP platform include the following:

•	Dealer Listing Service is provided to our EP platform subscribers to help them reach a broad base of purchase-minded consumers. We publish our EP platform subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website. To further broaden our EP platform subscribers’ consumer reach, we have entered into arrangements with over 580 partners to become their provider of automobile pricing and promotional information. We automatically feed such information to our partners from our proprietary new automobile database, which is regularly updated and maintained by our dealer customers. We may pay a fixed fee to our major partners for their advertising space.

•	Autosite enables our EP platform subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our Autosite also has interactive features that allow consumers to make online reservations for test drives, indicate purchase interest and ask questions and get answers online from our dealer customers. We also register and maintain independent internet domain names for Autosite users.

•	Ad Maker enables our EP platform subscribers to quickly make their own online advertisement by choosing their preferred professionally pre-designed advertisement materials and template. With Ad Maker, our EP platform subscribers can easily edit their online advertisements without using professional photo software. We also provide advertisement storage space for our EP platform subscribers to save their advertisements on our servers free of charge.

•	Virtual Call Center provides a toll-free number to each dealer for consumer inquiries. Each toll-free number has a virtual voicemail on the EP platform. Approximately over 30 million call minutes were logged in 2014.

In addition, we provide a variety of value-added services on the EP platform. These services are at the early stage of development and currently include the following:

•	The automobile transaction service enables us to directly engage in potential transactions, efficiently find potential car buyers for dealers and automakers, and facilitate the completion of a transaction via our online platforms including Huimaiche, our newly-launched C2B website, and Yiche Mall, our flagship e-commerce platform working directly with automotive manufacturers in China as well as our offline services provided to dealers, automakers and car buyers.

•	Our CRM services offer integrated customer relationship management solutions using cloud-based technology to help our EP platform subscribers establish a complete marketing and sales management system. Our CRM services can help our EP platform subscribers in every step of their marketing and sales activities, such as looking for sales channels and sales opportunities, organizing sales events, managing customers’ files and sales forecast. The data analysis function can help our EP platform subscribers manage, maintain and enhance customer relationship by analyzing their customers’ purchase history and preferences. With the support of marketing channels and social networks from our business partners, it also improves the operating efficiency for EP platform subscribers wherein they can directly provide repair and maintenance services to car buyers.

•	The automotive financing services provide a variety of funding approaches to potential car buyers, and this in turn increases the number of successful transactions. We cooperate with several leading commercial banks and automotive financing and leasing companies in China, which directly provide financing and leasing solutions to car buyers.

In 2012, 2013 and 2014, we had 9,900, 13,612 and over 21,000 EP platform subscribers, respectively.

Our taoche.com business

We generate revenues from our taoche.com business by providing listing and subscription services to automobile customers and advertising services to automakers and automobile dealers. Our taoche.com website allows consumers to quickly and conveniently navigate through a large used automobile inventory in our database to select the ones that match their specific search criteria. If a consumer is interested in a specific used automobile, he or she will be directed to the selling automobile customer’s dedicated webpage on taoche.com for contact information and other business information. Starting from the first quarter of 2015, taoche.com business will no longer be reported as a separate business segment. Due to the similarities in the nature of services, our taoche.com business will be consolidated into our advertising business and our EP platform business in 2015.

Used automobile listing services

We provide service modules specifically developed for the used automobile market to our used car customers. Major modules of the applications on our taoche.com website include Used Automobile Listing Service, Online Showroom Development and Maintenance, Virtual Call Center and Used Car Management System. Used car customers may log on to their accounts to access the service modules discussed below.

•	Used Automobile Listing Service is provided to used car customers to list used automobiles on our taoche.com website and our partners. We are able to display specific automobile dealer listings to taoche.com visitors according to geographic area, automaker, model, configuration, mileage, location and usage history. As a result, used car customers can reach relevant consumers at a high level of precision, a benefit that is unavailable through traditional media forms, such as radio, television, and newspaper advertising.

•	Online Showroom Development and Maintenance is offered to used car customers with certified pre-owned automobile programs through our applications on our taoche.com website with features similar to the Autosite service module on our EP platform.

•	Virtual Call Center is provided to used car customers and has features similar to the Virtual Call Center service module provided through our EP platform.

•	Used Car Management System is provided to used car customers to help manage the used automobile sales process and business operations, including automobile sales, inventory management, and pre- and post-sales customer relationships. It can analyze sales data, such as the number and type of used automobiles sold in a particular period, and consumer interaction data, such as the number of inquiry calls, to automatically generate management reports.

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

We derive our revenues from the service fees paid by our customers for the digital marketing solutions we provide as well as performance-based rebates from third party media vendors, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on third-party websites, which is an important source of revenues for us.”

Our Database

Our database is the source of information on our bitauto.com and taoche.com websites and the automobile pricing, promotional and automobile dealer business information on our partners. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our dealer subscription services and advertising services as well as for future expansions. Given the significant amount of time, resources and nationwide network of dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (i) content designed for automobile consumers; (ii) dealers’ business and contact information; and (iii) new automobile pricings and used automobile listings. As of December 31, 2014, our database contained:

•	Business and contact information of approximately 34,400 new automobile dealers and used car sellers;

•	Over 15 million listings of new automobile pricing and promotional information and over 11 million listings of new automobile promotional information; and

•	Approximately 1,000,000 used automobile listings.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives network located in 163 cities across China, as of December 31, 2014, or by our dealer customers directly. Automobile pricing and promotional information is maintained and regularly updated by dealers through our EP platform or applications on our taoche.com website and generally reflects the dealers’ latest price. Specifications and features of each automobile model are collected by our editing team from automakers and dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

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

Product Development

Our internet services are supported and enhanced by a team of more than 500 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We develop and improve our products and services to meet the evolving needs of our customers and users. In 2014, we strengthened various functions of our EP platform and offered automobile transaction services on Huimaiche, In addition, we started providing the automotive financing services to potential car buyers through our cooperation with commercial banks and automotive financing and leasing companies in China. These new services are supported by our technological platform developments in 2014. We spent approximately RMB53.8 million, RMB104.4 million and RMB148.1 million (US$23.9 million) on product development in 2012, 2013 and 2014, respectively. These expenditures represented 5.1%, 7.3% and 6.0% of our total revenues in 2012, 2013 and 2014.

Sales, Marketing and Customer Support

We employ an experienced sales force in each city to increase market penetration. We provide in-house education and training for our sales force to ensure they provide our current and prospective clients comprehensive information about our automaker and automobile dealer services and digital marketing solutions and convey the advantages of using our bitauto.com and taoche.com websites as marketing channels. Also, to help our dealer and automaker customers explore the potential synergies between their sales and marketing initiatives, we have started coordinating their respective selling and branding activities, which in return will improve the efficiency of our internet marketing solutions and increase our customers’ satisfaction and their loyalty toward our services. Our sales and customer support team will also provide dedicated offline assistance to potential car buyers, which helps to facilitate the completion of transactions.

We believe our bitauto.com and taoche.com brand names are well recognized throughout China’s automotive industry and our relationships with our partners are well established within the internet marketing industry.

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•	We organized the China Automotive Industry Forum from 2008 to 2010 and have developed it into a significant annual event in China’s automotive industry. The forum featured speakers, such as senior management of automakers and automobile dealer groups, academics and high-level government officials, and was well attended by many industry participants;

•	We organized dealer forums in order to strengthen our relationship with dealer customers;

•	We have been organizing training programs through our Bitauto Academy for owners or executives of our dealer customers;

•	We have been publishing Bitauto newsletters since 2005, which are distributed to automobile dealers throughout China free of charge and can also be made available upon request. These newsletters feature topics that interest automobile dealers, such as relevant automobile market information and government policies, as well as reports on success stories of automobile dealers and their executives;

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing, Shanghai, Guangzhou and Chengdu, and have been one of the most popular and most active participants among China’s automotive vertical websites at many exhibits.

•	Since 2011, we have been hosting the Annual Celebration of Automobiles, which selects and recognizes most popular cars and models and has become one of the most influential events of similar kind in China’s automotive industry;

•	We organized and hosted the 2012 Night of Auto People, which is one of the most prominent events in China’s automobile industry.

•	We contributed to a charity fund in cooperation with Soong Ching Ling Foundation in 2012 and agreed to contribute RMB1 million each year from 2013 to 2017. The fund is devoted to care for people working in the automobile industry and support talent development.

We also provide customer services and training to our dealer customers in order to help them fully utilize the potential of our EP platform and applications on our taoche.com website and foster customer loyalty.

Customers

Our customers consist primarily of automobile dealers and automakers that use one or more of our services, including EP platform, applications on our taoche.com website, advertising and digital marketing solutions. There are more automobile dealer customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. Our EP platform and applications on our taoche.com website have a diverse customer base. No single dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large amounts of their contracts with us. In 2012, 2013 and 2014, revenues from the top three customers in each period accounted for approximately 13.9%, 12.2% and 8.6%, respectively, of our total revenues. No single customer accounted for more than 5% of our total revenues in 2014. In addition, we also generate revenues indirectly from our automaker customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we usually receive performance-based rebates from media vendors, which equal a percentage of qualifying payments for the advertising space purchased and utilized by our customers.

Customers of each type of services

The following summary illustrates the customers of our advertising services, dealer subscription and listing services, and digital marketing solutions. Considering the similarities between the customers of our bitauto.com advertising business, our EP platform business and our taoche.com business, the following summary is not presented according to business segment.

Advertising customers. We have a broad base of advertising customers. The combination of a large and purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our bitauto.com and taoche.com websites. Of the approximately 82 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 76 placed advertisements on our bitauto.com website in 2014. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates independently in China and is kept separate from the joint venture partners. In addition to automobile listings through our EP platform or applications on our taoche.com website, many automobile dealers also place advertisements on our bitauto.com and taoche.com websites. In 2014, over 4,800 new automobile dealers placed advertisements on our bitauto.com website and over 700 used automobile dealers placed advertisements on our taoche.com website.

Dealer services customers. We have established a large customer base for our dealer services. We had over 21,000 EP platform paying new car dealer subscribers and over 9,000 used car customers in 2014. We enter into a service agreement with each EP platform subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for EP platform subscribers to terminate the agreement without cause. Under these service agreements, we have the right to require EP platform or used car customers to revise their information to be published through our EP platform or applications on our taoche.com website, respectively, if the information violates applicable laws. Each EP platform or used car customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing information and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information.

Digital marketing solutions customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2013, our digital marketing solutions business had 33 automaker customers, 25 of which remained our customers in 2014. As of December 31, 2014, the number of our automaker and auto-related customers increased to 41. On behalf of these automaker customers, we placed RMB1.14 billion (US$183.1 million) of online automotive advertisements in 2014, including those placed on our own websites.

Customers of each business segment

Our bitauto.com advertising business. Both automakers and dealers place advertisements on our bitauto.com website. For the year ended December 31, 2014, we had 76 advertising automaker customers and over 4,800 advertising dealer customers.

Our EP platform business. Subscribers to our EP platform are mostly new automobile dealers. For the year ended December 31, 2014, we had over 21,000 subscribers on our EP platform.

Our taoche.com business. Both automakers and used car sellers place advertisements on our taoche.com website or use our listing and subscription services. For the year ended December 31, 2014, we had over 9,000 used car customers and over 700 advertising customers on our taoche.com website.

Our digital marketing solutions business. Customers of our digital marketing solution business are mostly automakers. For the year ended December 31, 2014, our digital marketing solutions business had 41 automaker and auto-related customers, among which 25 were recurring customers from 2013.

Competition

We face competition in each line of our services:

•	Our bitauto.com advertising business and EP platform business face competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as pcauto.com.cn and autohome.com.cn, as well as the automotive channels of major portals and traditional forms of media, and recently from social networking websites and internet video websites. Competition with other websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. With respect to our new automobile dealer subscription services, we also face competitions from China’s automotive vertical website, such as pcauto.com.cn and autohome.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing and promotional information and website traffic.

•	Our taoche.com business faces competition from other used automobile websites as well as other websites and media that publish used automobile information in China. The parameters of competition are similar to those of our bitauto.com advertising business, except that the competition for our taoche.com business is more focused on the size of used automobile inventory and market penetration among used car customers.

•	Our digital marketing solutions business faces competition from other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising and Beijing Catch Stone Advertising. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

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

Regulations on Internet Information Services

BBIT operates www.bitauto.com, www.bitcar.com and www.taoche.com and other websites to provide internet information services for China’s automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial internet information services, the service providers shall obtain an ICP license. BBIT obtained its ICP license issued by Beijing Telecommunications Administration Department, effective until February 28, 2016, which permits BBIT to carry out commercial internet information services using the above-mentioned domain names. CIG is in the process of applying for a new ICP license with the competent governmental authority.

The PRC government regulates and restricts internet content in China to protect state security and ensure the legality of the internet content. Internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content services and the closure of the concerned websites. In addition, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The Ministry of Public Security has supervision and inspection rights in this regard. The National People’s Congress has enacted legislation that may subject to criminal punishment in China any person who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights.

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

As an internet content provider, BBIT releases articles to the internet users on its websites. According to the above regulations, such acts may be deemed internet publishing. BBIT has applied for such publishing approval, and obtained an internet publishing permit from the GAPP in October 2012, which will remain effective until December 31, 2016. If we are deemed to be in breach of relevant internet publishing regulations, the PRC regulatory authorities may seize the related equipment and servers used primarily for such activities and any revenues generated from such activities would also be confiscated. In addition, relevant PRC authorities may also impose a fine of five to ten times of any revenues exceeding RMB10,000 or a fine in the amount of RMB10,000 to RMB50,000 if such related revenues are below RMB10,000.

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

Regulations on Internet Audio-Video Programs and Radio and Television Program Production

The State Administration of Radio, Film and Television and the Ministry of Industry and Information Technology jointly issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008. The Internet Audio-Video Program Measures stipulate, among other things, that any entity that engages in the production, editing, integration, and provision to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services, shall apply for an internet audio-video program operating license. To apply for the internet audio-video program operating license, the applicant shall be an entity wholly owned or controlled by state-owned enterprises, have sound technical measures for security protection, and meet other conditions set forth in the Internet Audio-Video Program Measures. However, according to the application procedures announced by the State Administration of Radio, Film and Television, non-State controlled websites which were established before promulgation of the Internet Audio-Video Program Measures and which are in compliance of the relevant PRC law may be granted with the license. BBIT has obtained an internet audio-video program operating license, which will remain effective until June 2016.

In addition to the internet audio-video program operating license, the internet audio-video program measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be “internet movie producing.” BBIT holds an operating license for the production of radio and television program, effective until June 11, 2016.

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

We conduct our businesses in China primarily through contractual arrangements. BBII has contractual arrangements with BBIT, CIG and Beijing Easy Auto Media Company Limited, or BEAM and their respective shareholders. Shanghai Techuang Advertising Co., Ltd., or Techuang, has contractual arrangements with Beijing Yixin and its shareholder. BBIT holds a regional ICP license, which is one kind of value-added telecommunications licenses, to conduct internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its ICP license. BBIT owns all the trademarks used for its internet information services on its websites. CIG is in the process of applying for a new ICP license with the competent governmental authority. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not directly own all the trademarks used on its websites. Beijing Yixin is in the process of applying for a new ICP license with the competent governmental authority. Beijing Yixin generally owns the necessary domain names and trademarks used for its internet information services on its websites. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among BBII, Techuang, BBIT, CIG, BEAM, Beijing Yixin and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

Regulations of Advertising Content

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

Limitations on Foreign Ownership in the Advertising Industry

The main regulations governing foreign ownership in the PRC advertising industry includes the Provisions on Administration for Foreign-invested Advertising Enterprises (as amended in 2008).The above regulations require that a foreign entity may invest directly in the PRC advertising industry only if it has at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to directly own a 100% interest in advertising companies in China, but such foreign investors are required to be a company with advertising as its main business and to have at least three years of operations outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business.

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

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.

SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, and “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities should complete foreign exchange registration with the SAFE or its local branch. Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or Circular 75.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of Circular 37 must register their ownership interests or control in such SPVs with the SAFE or its local branch. An amendment to the registration is required if there is a material change involving the registered SPV, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions to its offshore parent company or affiliates and the capital inflow from the offshore parent company, and may also subject the relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We conduct material businesses in China primarily through contractual arrangements with BBIT, CIG, BEAM, Beijing Yixin and their respective shareholders. The shareholders of both BBIT and CIG are Bin Li and Weihai Qu, holding 80% and 20% equity interests in each of BBIT and CIT. The shareholders of BEAM are Bin Li, Weihai Qu and Jingning Shao, holding 80%, 19% and 1% equity interests, respectively. After the completion of the capital increase of Beijing Yixin, Bin Li, Shenzhen Tencent Industry Investment Fund Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd., as the shareholders of Beijing Yixin, will hold 55.7%, 26.6%, and 17.7% equity interests in Beijing Yixin, respectively. Prior to our initial public offering in 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader in November 2012, certain members of our management purchased an aggregate of 2.4% of our total outstanding shares from other existing shareholders. All of these management members who are PRC residents are in process of preparing relevant documents as required by the Beijing office of SAFE to amend their foreign exchange registration in accordance with Circular 37 to reflect the change in their shareholding in the company.

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

Further, a notice concerning the individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the State Administration of Taxation, and its implementing rules provide that domestic companies that implement employee share option programs shall (i) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (ii) file share option exercise notices and other relevant documents to the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies, and (iii) withhold taxes from the PRC employees in connection with the PRC individual income tax.

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

Regulations on Foreign Currency Exchange

Pursuant to applicable PRC regulations on foreign currency exchange, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars. Payments for transactions that take place within the PRC must be made in Renminbi. Domestic companies or individuals can repatriate foreign currency payments received from abroad, or deposit these payments abroad subject to the requirement that such payments by repatriated within a certain period of time. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks. Foreign currencies received for current account items can be either retained or sold to financial institutions that have foreign exchange settlement or sales business without prior approval from the SAFE or its local branch, subject to certain regulations. Foreign exchange income under capital account can be retained or sold to financial institutions that have foreign exchange settlement and sales business, with prior approval from the SAFE or its local branch, unless otherwise provided.

In addition, another notice issued by the SAFE, or Circular 142, regulates the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting how the converted Renminbi may be used. Circular 142 requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the relevant government authority and may not be used to make equity investments in PRC, unless specifically provided otherwise. The SAFE further strengthened its oversight over the flow and use of Renminbi funds converted from the foreign currency-denominated capital of a foreign-invested enterprise. The use of such Renminbi may not be changed without approval from the SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. On July 4, 2014, the SAFE promulgated Circular 36 regarding the pilot administration on the settlement of the foreign currency-denominated capital of foreign-invested enterprises in certain designated areas from August 4, 2014. Circular 36 allows enterprises established within those designated areas to use the RMB converted from their foreign currency-denominated capital for equity investments in the PRC. On March 30, 2015, the SAFE promulgated Circular 19, which will relax certain restrictions for all foreign-invested enterprises established in the PRC. Circular 19 will take effect and replace both Circular 142 and Circular 36 on June 1, 2015. However, restrictions will continue to apply as to the use of the RMB converted from the foreign currency-denominated beyond the approved business scope. Any violation of relevant foreign exchange circulars and rules may result in severe penalties, including substantial fines. If our structured entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our structured entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report the Indirect Transfer to the competent tax authority of the PRC “resident enterprise.” The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold an equity interest in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not within the scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. In October 2011 and 2014, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rate of 15%, as long as it maintains its qualification and continues to meet relevant requirements as a “High and New Technology Enterprise.” In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the New Software Enterprise Measure issued by relevant PRC authority in February 2013. Bit EP obtained the “software enterprise” qualification under the New Software Enterprise Measures in May 2013. In December 2013, Target Net was qualified as a “High and New Technology Enterprise” under the EIT law and it will enjoy a preferential income tax rate of 15% for the year ended December 31, 2015 as long as Target Net maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.” If BBII, Bit EP or Target Net fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

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

C. Organizational Structure

The following diagram illustrates our corporate structure of principal operating entities as of the date of this annual report:

Bitauto Holdings Limited
(Cayman Islands)
100%
Bitauto Hong Kong Limited
(Hong Kong)
100%
Yixin Capital Limited
(Cayman Islands)
Outside China
Inside China
100%
Beijing Bitauto Internet Information Company Limited
("BBII")
Beijing C&I Advertising Company Limited
("CIG") (1)
Beijing Bitauto Information Technology Company Limited
("BBIT") (2)
Beijing Easy Auto Media Company Limited
("BEAM") (3)
100%
Beijing Yihui Interactive Advertising Company Limited
100%
Beijing New Line Advertising Company Limited
100%
Beijing BitOne Technology Company Limited
100%
Beijing Bitauto Interactive Advertising Company Limited
100%
Beijing You Jie Information Company Limited
100%
Beijing Taoche Information Technology Company Limited
100%
Bitauto (Tianjin) Commerce Company Limited
100%
Beijing Bit EP Information Technology Company Limited
20%
80%
Beijing Bitcar Interactive Information Technology Company Limited
(4)
51%
Beijing Runlin Automobile and Technology Company Limited
(5)
51%
Target Net (Beijing) Technology Company Limited
Equity interest
Contractual arrangements

(1)	Bin Li and Weihai Qu hold 80% and 20% equity interests in CIG, respectively.
(2)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BBIT, respectively.
(3)	Bin Li, Jingning Shao and Weihai Qu hold 80%, 1% and 19% equity interests in BEAM, respectively.
(4)	Beijing Runlin Automobile and Technology Company Limited is 51% owned by BBIT and 49% owned by an entity unrelated to us.
(5)	Target Net (Beijing) Technology Company Limited is 51% owned by BBIT and 49% owned by individuals unrelated to us.

D. Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office spaces in two office buildings with a combined area of approximately 11,836 square meters as of December 31, 2014. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases in Beijing generally have terms from one to five years and may be renewed upon expiration of the lease terms. We generally make monthly rental payments. In addition, we lease office spaces in 68 other cities across China for our subsidiaries and branch offices.

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

Overview

We are a leading provider of internet content and marketing services for China’s fast-growing automotive industry. In 2014, our businesses were managed in four segments, namely, bitauto.com advertising business, EP platform business, taoche.com business and digital marketing solutions business. Our bitauto.com advertising business offers automakers and dealers a variety of advertising services through our bitauto.com website, and mobile applications, which provide consumers with comprehensive up-to-date new automobile pricing and promotional information, specifications, reviews and consumer feedback. Our EP platform business provides web-based and mobile-based integrated digital marketing solutions in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. From 2014, we have started providing automobile customers with additional value-added services, including our automobile transactions, CRM and automotive financing services, which are intended to optimize automobile purchase experience and facilitate completion of transactions. Our taoche.com business provides listing services to used automobile dealers that enable them to display used automobile inventory information on the taoche.com website, mobile applications and partners. We also provide advertising services to automakers with certified pre-owned automobile programs and used automobile dealers on our taoche.com website. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

The majority of our revenues are from the following sources:

•	advertising fees from our bitauto.com website through selling advertisements to automakers and dealers;

•	EP platform subscription fees;

•	advertising fees from our taoche.com website through selling advertisements mainly to automakers with certified pre-owned automobile programs and dealers;

•	dealer listing and subscription fees from taoche.com;

•	service fees paid for our integrated one-stop digital marketing solutions, which include website creation and maintenance, online advertising agent services, public relations and marketing campaigns; and

•	performance-based rebates from our media vendors.

Our business has experienced rapid growth in the past few years. As a result, we need to adjust our business segmentation to better present our results of operations. Prior to 2013, we managed businesses in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. From 2013 to 2014, our EP platform business was added as a new segment. Starting from the first quarter of 2015, our taoche.com business will be consolidated into our advertising business and EP platform business and will not be reported as a separate segment. Therefore, we will report three business segments in 2015, which are our advertising business, our EP platform business, and our digital marketing solutions business.

Revenues were RMB1.06 billion, RMB1.44 billion and RMB2.46 billion (US$396.3 million) in 2012, 2013 and 2014, respectively. In 2014, revenues from our bitauto.com advertising, EP platform, taoche.com and digital marketing solutions businesses accounted for 49.3%, 35.3%, 1.0% and 14.4% of our total revenues, respectively. We had profits of RMB135.2 million, RMB241.2 million and RMB489.1 million (US$78.8 million) in 2012, 2013 and 2014, respectively. The increase in our profit in 2013 and 2014 were primarily attributable to our business scalability and management efficiency.

Factors Affecting Our Results of Operations

We believe the following factors have had, and will continue to have, a significant effect on our results of operations.

Development of China’s automotive industry. We rely on China’s automotive industry for substantially all of our revenues, which we generate from providing internet content and marketing services to automakers and dealers. We have greatly benefited from the rapid growth of China’s automotive industry during the past few years. China’s automotive industry is still at an early stage of development and remains subject to many uncertainties, including the general economic conditions in China and around the world, the growth of disposable household income and the availability and cost of credit available to finance automobile purchases, taxes and other incentives or disincentives related to automobile purchases and ownership, environmental concerns and measures taken to address these concerns, and cost of energy including gasoline price. We believe that the auto industry in China will face challenges, as government subsidies to promote auto sales are phased out and major cities such as Beijing introduce traffic control policies that will restrict new auto purchases. Adverse changes to the development of China’s automotive industry would likely reduce the demand for our services.

Growth in online advertising spending by China’s automobile dealers and automakers. With the continuing growth of internet usage in China, the internet has become an increasingly important marketing and advertising channel to China’s automotive industry. We believe we will continue to benefit from the growth in online advertising spending by automotive dealers and automakers in China.

Market penetration of our bitauto.com advertising business. Revenues from our bitauto.com advertising business are directly affected by the amount of advertisements placed by automobile customers on our bitauto.com website. Our business and results of operations will depend significantly on our ability to grow our customer base, including expanding our services into new geographic areas and providing additional services to our existing customers. In addition, the content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our bitauto.com website, which in turn would affect automotive advertisers’ spending on our bitauto.com website. Finally, we believe our automotive content’s broad consumer reach achieved through our own automotive vertical websites and our partners is also a factor considered by our automobile customers when choosing our subscription and value-added services.

Development of our EP platform business. Revenues from our EP platform business are directly affected by the number of subscribers to our EP platform and the length of subscriptions. Since 2014, we have started providing automobile customers with additional value-added services, including our automobile transactions, CRM and automotive financing services. Since the businesses on EP platforms are relatively new in China and we are still exploring the best approaches to grow these businesses, we may need to invest additional resources to develop and market our new services.

Development of China’s used automobile market. Revenues from our taoche.com business currently constitute a small portion of our total revenues. We believe our taoche.com business would benefit from the long-term growth of China’s used automobile market though in the near term, the used car market is still relatively small compared to the new automobile market. The operating results of our taoche.com business depend greatly on the continuing advertising spending on our taoche.com website and increasing use of our listing and subscription services by automakers and dealers.

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

Key Components of Results of Operations

Revenues

In 2014, we generated total revenues of RMB2.46 billion (US$396.3 million). The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues for the periods presented.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
bitauto.com advertising business	482,399	45.6	722,103	50.2	1,211,223	195,215	49.3
EP platform business*	358,174	34.0	489,820	34.0	867,648	139,839	35.3
taoche.com business	21,624	2.0	21,709	1.5	25,032	4,034	1.0
Digital marketing solutions business	194,709	18.4	205,700	14.3	355,035	57,221	14.4

Total revenues	1,056,906	100.0	1,439,332	100.0	2,458,938	396,309	100.0

Notes:

*	The revenues generated from EP platform in 2012 and previous years were included in the revenues generated from bitauto.com advertising business. Starting from January 1, 2013, EP platform business became a separate business segment.

Our bitauto.com advertising business

Revenues from our bitauto.com advertising business accounted for 45.6%, 50.2% and 49.3% of our total revenues in 2012, 2013 and 2014. We generate revenues through our bitauto.com website by providing advertising services to automakers and dealers. We generate advertising revenues from our bitauto.com website through selling advertisements to automakers and dealers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Of the approximately 82 automakers in China and their joint ventures (consisting of international and Chinese automobile manufacturers with annual sales volume of more than 19.7 million passenger automobiles) 76 placed advertisements on our bitauto.com website in 2014. With increasing internet usage in China, we expect that the online advertising spending by automobile customers will continue to grow and our bitauto.com website will continue to benefit from such growth.

Our EP platform business

We provide our new automobile dealer subscription services through our proprietary EP platform, which enables our customers to manage their online marketing efforts via a web browser-based interface developed by us while we maintain the core software and databases. Our EP platform became a separate business segment in 2013. From 2014, we have started providing to automobile customers additional value-added services including our automobile transactions, CRM and automotive financing services, which are intended to optimize automobile purchase experience and facilitate completion of transactions.

We generate revenues from new automobile dealer subscription services by charging EP platform subscribers a subscription fee. We had 9,900, 13,612 and over 21,000 EP platform subscribers in 2012, 2013 and 2014, respectively. Our revenues from new automobile dealer subscription services were RMB358.2 million, RMB489.8 million and RMB867.6 million (US$139.8 million) in 2012, 2013 and 2014, respectively, representing 34.0%, 34.0% and 35.3% of our total revenues in the respective periods.

Our taoche.com business

Revenues from our taoche.com business accounted for 2.0%, 1.5% and 1.0% of our total revenues in 2012, 2013 and 2014, respectively. We generate revenues from our taoche.com website by providing advertising services to automobile dealers and automakers and providing listing and subscription services to used automobile customers through our proprietary applications on our taoche.com website. Customers pay fees each time they use our applications on our taoche.com website. Our revenues from used automobile listing services were RMB5.3 million, RMB2.0 million and RMB3.1 million (US$0.5 million) in 2012, 2013 and 2014, respectively. Our taoche.com website also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to used automobile dealers and automakers with certified pre-owned automobile programs. Most of China’s automakers with certified pre-owned automobile programs, as well as a significant number of used automobile dealerships, have been placing advertisements on our taoche.com website. Our revenues from advertising services on our taoche.com website were RMB16.3 million, RMB19.7 million and RMB22.0 million (US$3.5 million) in 2012, 2013 and 2014, respectively, representing 1.5%, 1.4% and 0.9% of our total revenues in the respective periods. We expect that China’s used automobile market will continue to grow and the number of used automobiles listed on our taoche.com website for sale and the number of customers of our used automobile listing services will likewise increase. A number of automakers in China are increasingly promoting their certified pre-owned automobiles and allocating more of their advertising budgets to establish their certified pre-owned automobile brands. We believe our taoche.com business could benefit from the growth of China’s used automobile market.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 18.4%, 14.3% and 14.4% of our total revenues in 2012, 2013 and 2014, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our bitauto.com advertising business, EP platform business and taoche.com business mainly includes fees paid to our partners to distribute our dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, equipment depreciation, intangible assets amortization, purchase of devices, direct service cost, business taxes, and tax related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost, salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees, business taxes, and tax related surcharges.

The following table sets forth our cost of revenues in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	1,056,906	100.0	1,439,332	100.0	2,458,938	396,309	100.0

Cost of revenues:
bitauto.com advertising business	71,549	6.8	94,469	6.6	205,067	33,051	8.3
EP platform business	90,040	8.5	105,023	7.3	225,657	36,369	9.2
taoche.com business	38,541	3.6	32,951	2.3	16,126	2,599	0.7
Digital marketing solutions business	92,021	8.7	102,755	7.1	150,161	24,202	6.1

Total cost of revenues	292,151	27.6	335,198	23.3	597,011	96,221	24.3

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	sales and marketing expenses we incurred to promote our brand image through marketing activities on search engines and navigation sites, and events such as automotive exhibitions and industry forums;

•	office expenses for our daily operations, and traveling and communication expenses;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from our share incentive plans;

•	provision for bad debts;

•	depreciation and amortization; and

•	others that include stamp duties, training fees and delivery costs.

The following table sets forth our selling and administrative expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	1,056,906	100.0	1,439,332	100.0	2,458,938	396,309	100.0

Selling and administrative expenses:
Salaries and benefits	201,587	19.1	262,278	18.2	351,785	56,697	14.3
Sales and marketing expenses	235,380	22.3	334,503	23.2	598,075	96,392	24.3
Office expenses	38,974	3.7	41,413	2.9	50,236	8,097	2.0
Operating lease expenses	28,954	2.7	37,935	2.6	54,710	8,818	2.2
Share-based payments	13,286	1.3	19,386	1.3	57,104	9,203	2.3
Provision for bad debts	10,023	0.9	10,349	0.7	13,897	2,240	0.6
Depreciation and amortization	18,027	1.7	25,743	1.8	29,174	4,702	1.2
Others	11,124	1.1	17,262	1.2	20,706	3,337	0.8

Total selling and administrative expenses	557,355	52.8	748,869	51.9	1,175,687	189,486	47.7

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB53.8 million, RMB104.4 million and RMB148.1 million (US$23.9 million) in 2012, 2013 and 2014, respectively, representing 5.1%, 7.3% and 6.0% of our total revenues in the respective periods.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiary Bitauto Hong Kong Limited did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2012, 2013 and 2014. Accordingly, we did not pay Hong Kong profit tax during these periods.

PRC

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, 100% of our equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and its structured entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiaries own 100% of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.”

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province in 2012. The VAT Pilot Program has been rolled out to the whole country since August 1, 2013.

For the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Our entities have been subject to a 6% value-added tax since the respective effective time of the VAT Pilot Program for our services that are deemed by the relevant tax authorities to be within the relevant industries.

For more information on PRC tax regulations, see “Item 4. Information on the Company—B. Regulation—PRC Enterprise Income Tax Law” and “ Item 10. Additional Information—E. Taxation.”

Foreign Currency Exchange Difference

Our presentation currency is Renminbi. The functional currencies of our holding company, Bitauto Holdings Limited, and our wholly owned subsidiaries outside of China are the U.S. dollar and the Hong Kong dollar, while the functional currency of our PRC subsidiaries and structured entities is the Renminbi. We recognize exchange differences arising on the currency translation in other comprehensive income when we consolidate our holding company, wholly-owned Hong Kong subsidiaries and our PRC subsidiaries and structured entities.

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

Revenue Recognition

Consistent with the criteria of IAS 18, Revenue, we recognize revenue when the outcome of a transaction involving the rendering of services can be estimated reliably, by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied: (i) the amount of revenue can be measured reliably; (ii) it is probable that the economic benefits associated with the transaction will flow to us; (iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and (iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Value-added tax is deducted from revenues. We enter into transactions that may include website design, set-up, and maintenance services, and customer relationship management services. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. We determine the fair value of each component based on the selling price of the component if sold separately by us. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following is a description of revenue recognition criteria for each of our services provided:

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

New automobile dealer subscription services. We provide web-based and mobile-based integrated digital marketing solutions and customer relationship management services to new car dealers. We make available throughout the subscription or listing period a proprietary platform linked to our website or media vendors’ websites where automobile customers can manage their customer relationships, and publish information, such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Additionally, we provide customer relationship management services. The revenue is recognized when the services have been rendered and the collectability is reasonably assured. Revenues from dealer subscription and listing services are reported at a gross amount.

We invoice our customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. We record amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in our consolidated statements of financial position.

Used automobile listing and subscription services. We provide automobile listing and subscription services to used automobile dealers in China to help them effectively market their inventories to relevant consumers. These services include dealer listing, virtual call center through toll-free numbers provided by us, and online showroom setup. The revenues from used automobile listing and subscription services are recognized on a straight-line basis over the listing period. Revenues from used automobile listing and subscription services are reported at a gross amount.

Agent services. We receive commissions for assisting customers in placing advertisements on media vendor websites. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. We also receive performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers we represent. However, we do not provide or receive any rebates when placing advertisements on our own websites. Revenue is recognized when the amounts of these performance-based rebates are probable and reasonably estimable. We also provide other services to assist customers, such as project-based services including public relations and marketing campaign, website design, setup and maintenance services. We recognize project-based services revenue when the services have been rendered, and the collectability is reasonably assured. Revenue from development services is recognized when the services have been rendered, which is once the design and setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period.

Foreign currencies

Our presentation currency is the RMB. We and our subsidiaries and the structured entities individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies of us and our wholly owned subsidiaries outside of China are the U.S. dollar and the Hong Kong dollar, and the functional currency of PRC subsidiaries and the structured entities is the RMB. Since our operations are primarily denominated in the RMB, we have chosen the RMB as the presentation currency for the consolidated financial statements.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, time deposit, trade receivables, bills receivables, other receivables, other financial assets, trade payables, other payables and interest-bearing borrowing. The fair values of cash and cash equivalents, time deposit, trade receivables, bills receivables, other receivables, trade payables, other payables, and interest-bearing borrowing approximate their carrying amounts largely due to the short-term maturity of these instruments. The fair value of financial assets at fair value through profit or loss and available-for-sale investments is estimated using appropriate valuation techniques.

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

Available-for-sale investments

Available-for-sale financial investments are mainly equity investments. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale financial instruments reserve until the investments are derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale financial instruments reserve to profit or loss. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

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

Property, plant and equipment and intangible assets—estimated useful lives and residual values

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

On December 31, 2006, we adopted the 2006 Plan under which we have reserved 1,028,512.5 ordinary shares for employees. We granted options to purchase 750,000 ordinary shares at an exercise price of US$0.40 per share to our employees on that date. Pursuant to the 2006 Plan, the first 33% of the options granted would vest 12 months after the grant date, the second 33% of the options would vest 24 months after the grant date, and the remaining 34% of the options would vest 36 months after the grant date, provided that the employee remained in service during these periods. There was no performance requirement for any options to be vested. Options granted typically expire 10 years from relevant grant date. Options can only be exercised without cash settlement alternatives.

On February 8, 2010, we implemented the 2010 Plan under which we have reserved 3,089,887.5 ordinary shares for our employees. We granted options to purchase 2,397,500 ordinary shares at an exercise price of US$3.20 per share to our employees on that date. Pursuant to the 2010 Plan and subject to limited exceptions, the first 25% of the options would vest 12 months after the grant date, the second 25% of the options would vest 24 months after the grant date, the third 25% of the options would vest 36 months after the grant date and the remaining 25% of the options would vest 48 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in 10 years from the grant date and there are no cash settlement alternatives.

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

On August 7, 2012, we adopted the 2012 Plan under which we have reserved 1,908,180 ordinary shares to motivate, attract and retain employees and directors. The 2012 Plan permits the awards of options, restricted shares or restricted share units, or RSUs.

On August 7, 2013, we granted 400,000 RSUs with graded vesting terms to a senior executive under the 2012 Plan. The grant of RSUs may only vest if the total revenues of us in any fiscal year from 2013 to 2016 equal or exceed 125% of our total revenues for the immediately preceding fiscal year. In the event that our total revenues in any fiscal year from 2013 to 2016 are lower than 125% of the total revenues for the immediately preceding fiscal year, the senior executive shall not be eligible to receive such performance-based RSUs on August 7 of the following fiscal year. The first 30% of the RSUs vested on August 7, 2014, and the second 30% of the RSUs would vest on August 7, 2015. If the respective revenue performance targets are to be achieved for each fiscal year, the third 20% of the RSUs would vest on August 7, 2016 and the remaining 20% of the RSUs would vest on August 7, 2017.

On October 1, 2013, we granted 40,000 RSUs with graded vesting terms to a director under the 2012 Plan. Pursuant to the initial RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the grant date each year within four years of the award. On March 27, 2015, the award for the then unvested RSUs was modified to accelerate the vesting of the 10,000 RSUs and the remaining unvested 20,000 RSUs were cancelled, effective Mar 27, 2015.

On December 25, 2013, we granted 100,000 RSUs with graded vesting terms to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the grant date each year within four years of the award.

On October 21, 2014 and November 12, 2014, we granted 115,000 and 1,500 RSUs to employees under the 2012 Plan, respectively. Pursuant to the RSUs Award Agreement, the RSUs would vest on March 16, 2015 if the employees’ key performance indicators were achieved. The 115,000 and 1,500 RSUs vested on March 16, 2015.

On November 20, 2014, we granted 32,500 RSUs with graded vesting terms to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the grant date each year within four years of the award.

On November 20, 2014, we granted 12,000 RSUs with graded vesting terms to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 4,000 RSUs of the award shall vest on the anniversary date of the grant date each year within three years of the award.

On February 17, 2015, we granted 7,500 RSUs with graded vesting terms to one director under the 2012 Plan. Pursuant to the initial RSUs Award Agreement, each 1/3 of the award shall vest on the anniversary date of the grant date each year within three years of the award.

On March 5, 2015, we granted 30,000 RSUs with graded vesting terms to one director and one officer under the 2012 Plan. Pursuant to the initial RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the grant date each year within four years of the award.

As of March 31, 2015, options related to 199,901.5 shares granted under the 2006 Plan with an aggregate fair value of US$0.6 million were outstanding, of which options related to 199,901.5 shares have been fully vested. Options related to 1,854,479.5 shares granted under the 2010 Plan with an aggregate fair value of US$4.7 million were outstanding, of which options related to 1,369,479.5 shares have been vested. 626,771 RSUs granted under the 2012 Plan with an aggregate fair value of US$19.4 million were outstanding. Options related to 232,188 shares and 32,150 RSUs have been forfeited as a result of certain employees terminating their services with us.

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

Our appraisers and we evaluated the use of three generally accepted valuation approaches: market, cost and income approaches to estimate our enterprise value. Our appraisers and we considered the market and cost approaches as inappropriate for valuing our ordinary shares because no comparable market transaction could be found for the market valuation approach and the cost approach does not directly incorporate information about the economic benefits contributed by our business operations. Consequently, our appraisers and we relied solely on the income approach in determining the fair value of our ordinary shares. This method eliminates the discrepancy in the time value of money by using a discount rate to reflect all business risks including intrinsic and extrinsic uncertainties in relation to our company. Accordingly, we, with the assistance of the independent appraisers, used the income approach to estimate the enterprise value at each date on which options were granted. We applied the methodologies consistently for all valuation dates.

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

The following table lists weighted-average fair value per RSU for the 2012 Plan on the date of grant:

The 2012 Plan
Grant date	August 7, 2013	October 1, 2013	December 25, 2013	October 21, 2014	November 12, 2014	November 20, 2014
Weighted-average fair value per RSU granted	US$12.00	US$17.95	US$29.01	US$81.06	US$79.32	US$87.60

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

Goodwill and intangible assets with indefinite lives

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Goodwill is tested for impairment annually at cash-generating unit level and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. When the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversible in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually at the cash-generating unit level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

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

Key assumptions were used in the value in use calculation of each cash-generating unit as of December 31, 2012, 2013 and 2014. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

•	Budgeted gross margins. The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

•	Discount rates. Discount rates represent the current market assessment of the risks specific to each cash-generating unit, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units. The discount rates applied to the cash flow projections was 20% and cash flows beyond the five-year period are extrapolated using growth rates of 3%.

We performed an annual impairment test as at the balance sheet date to assess the cash-generating units’ respective recoverable amounts, and concluded that there was no impairment as the recoverable amounts of the cash-generating units exceeded their carrying amounts. There were no indicators of impairment noted as of December 31, 2012, 2013 and 2014, respectively.

Cash-generating unit for goodwill impairment testing

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as our Chief Executive Officer. Until December 31, 2012, we managed our business in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. Our EP platform business became a separate business unit starting from January 1, 2013. As a result, starting from January 1, 2013, the chief operating decision maker has identified the EP platform business as a separate segment in accordance with IFRS 8 Operating Segments. Starting from the first quarter of 2015, our taoche.com business will be consolidated into our advertising business and EP platform business and will not be reported as a separate segment. Therefore, we will report three business segments in 2015, which are our bitauto.com advertising business, our EP platform business, and our digital marketing solutions business.

The Bitcar and Bit EP legal entities that respectively benefit from the synergies of the acquisition of Bitcar belong to the same EP platform business segment. As of January 1, 2013, we concluded that there was no impairment associated with the goodwill allocated to the Bitcar and BitEP legal entities, respectively. We also started to monitor the total goodwill associated with the Bitcar acquisition on a combined basis at the EP platform business segment level starting from January 1, 2013. Target Net, Beijing Runlin and other legal entities belonging to EP platform business were expected to benefit from the synergies of the acquisitions of Target Net and Beijing Runlin. The goodwill of Target Net and Beijing Runlin was allocated entirely to the EP platform business segment. Work It Out Jor Limited (“Work It Out”) and other legal entities belonging to the segment of digital marketing solutions were expected to benefit from the synergies of the acquisition of Work It Out. The goodwill of Work It Out was allocated entirely to the digital marketing solutions segment. Based on the above, the lowest level within us at which goodwill is monitored for internal management purposes is the business segment level. Therefore, goodwill impairment was tested at the business segment level as of December 31, 2014.

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

We evaluate our intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of intangible assets may not be recoverable. If such an indication exists, we estimate the asset’s recoverable amount. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2012, 2013 and 2014, respectively.

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

Investments in associates and joint ventures

Our investments in associates and joint ventures are accounted for using the equity method. An associate is an entity in which we have significant influence. A joint venture is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity. Under the equity method, the investments in the associates and the joint ventures are carried on at cost plus post acquisition changes in our share of net assets of the associates and the joint ventures. Goodwill relating to the associates and the joint ventures is included in the carrying amount of the investments and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects our share of the results of operations of the associates and the joint ventures. Any change in other comprehensive income of those investees is presented as part of our other comprehensive income. Unrealized gains and losses resulting from transactions between us and the associates and the joint ventures are eliminated to the extent of the interests in the associates and the joint ventures.

Our share of profit or loss of associates and joint ventures is the profit attributable to equity holders of the associates and the joint ventures and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates and the joint ventures. The financial statements of the associates and the joint ventures are prepared for the same reporting period as us. When necessary, adjustments are made to bring the accounting policies in line with us. After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in our associates and joint ventures. We determine at each reporting date whether there is any objective evidence that the investments in the associates and the joint ventures are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the associates and the joint ventures and its carrying value and recognize the amount in the share of profit or loss of the associates and the joint ventures in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associates, or joint control over the joint ventures, we measure and recognize any retaining investments at their fair value. Any difference between the carrying amount of the associates and the joint ventures upon loss of significant influence or joint control and the fair value of the retained investments and proceeds from disposal is recognized in profit or loss.

Business Combinations and contingent consideration

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the date of acquisition and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed.

The identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair values, which are the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. We determine the fair value for non-financial assets by considering the highest and best use of the asset from the perspective of market participants. When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit and loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) either in profit or loss or as change to other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Revenue	1,056,906	1,439,332	2,458,938	396,309
Cost of revenue(1)	(292,151)	(335,198)	(597,011)	(96,221)

Gross profit	764,755	1,104,134	1,861,927	300,088
Selling and administrative expenses(2)	(557,355)	(748,869)	(1,175,687)	(189,486)
Product development expenses	(53,795)	(104,406)	(148,078)	(23,866)

Operating profit	153,605	250,859	538,162	86,736
Other income	6,580	12,419	3,676	592
Other expenses	(7,280)	(6,893)	(14,579)	(2,350)
Interest income	5,535	8,111	13,607	2,193
Interest expense(3)	(3,772)	(2,751)	(6,340)	(1,022)
Changes in fair value of financial assets	(267)	—	—	—
Share of (losses)/profits of associates and joint ventures(4)	(316)	1,738	(1,342)	(216)
Gain from step acquisition arising from revaluation of previously held equity interest	—	—	53,581	8,636

Profit before tax	154,085	263,483	586,765	94,569
Income tax expense	(18,923)	(22,255)	(97,643)	(15,737)

Profit for the year	135,162	241,228	489,122	78,832

(1)	Including amortization of intangible assets resulting from business acquisitions of RMB8.5 million (US$1.4 million) in 2014.
(2)	Including (i) share-based payments of RMB13.3 million, RMB19.4 million and RMB57.1 million (US$9.2 million) in 2012, 2013 and 2014, respectively and (ii) non-capitalized follow-on public offering expenses of RMB2.6 million in 2013 and amortization of intangible assets resulting from business acquisitions of RMB6.7 million (US$1.1 million) in 2014.
(3)	Including fair value adjustment of contingent considerations of RMB2.7 million (US$0.4 million) in 2014.
(4)	Including share of amortization of equity investments’ intangible assets not on their books of RMB0.4 million (US$0.1 million) in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue. Our total revenue increased by 70.8% from RMB1.44 billion in 2013 to RMB2.46 billion (US$396.3 million) in 2014. This increase was primarily due to the growth of the bitauto.com advertising business, the EP platform business and the digital marketing solutions business.

Our bitauto.com advertising business. Revenue from our bitauto.com advertising business increased by 67.7% from RMB722.1 million in 2013 to RMB1.21 billion (US$195.2 million) in 2014. The increase was attributable to better brand recognition of the bitauto.com website due to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Our EP platform business. Revenue from our EP platform business increased by 77.1% from RMB489.8 million in 2013 to RMB867.6 million (US$139.8 million) in 2014. The increase was due to an increase in both the number of paid subscribers and months of paid subscription from 2013.

Our taoche.com business. Revenue from our taoche.com business increased by 15.3% from RMB21.7 million in 2013 to RMB25.0 million (US$4.0 million) in 2014. Our advertising customers increased from 665 in 2013 to over 700 in 2014, and our used car customers increased from 5,200 in 2013 to over 9,000 in 2014. Revenue from our advertising services on our taoche.com website increased from RMB19.7 million in 2013 to RMB22.0 million (US$3.5 million) in 2014. Revenue from our used automobile dealer listing services increased from RMB2.0 million in 2013 to RMB3.1 million (US$0.5 million) in 2014.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 72.6% from RMB205.7 million in 2013 to RMB355.0 million (US$57.2 million) in 2014. The increase was attributable to an increase in the number of advertising customers and an increase in spending on advertising and events by certain customers in 2014.

Cost of Revenue. Our cost of revenue increased by 78.1% from RMB335.2 million in 2013 to RMB597.0 million (US$96.2 million) in 2014.

Our bitauto.com advertising business. Cost of revenue from our bitauto.com advertising business increased by 117.1% from RMB94.5 million in 2013 to RMB205.1 million (US$33.1 million) in 2014. The increase was due to an increase of RMB59.3 million (US$9.6 million) in higher-direct-cost services, an increase of RMB17.1 million (US$2.8 million) in tax and related surcharges in line with revenue growth, as well as an increase of RMB15.5 million (US$2.5 million) in personnel-related expenses.

Our EP platform business. Cost of revenue from our EP platform business increased by 114.9% from RMB105.0 million in 2013 to RMB225.7 million (US$36.4 million) in 2014. This increase was mainly due to an increase of RMB107.7 million (US$17.4 million) in direct costs in new products and services on the EP platform.

Our taoche.com business. Cost of revenue from our taoche.com business decreased by 51.1% from RMB33.0 million in 2013 to RMB16.1 million (US$2.6 million) in 2014. This decrease was largely due to a decrease in fees paid to partners.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 46.1% from RMB102.8 million in 2013 to RMB150.2 million (US$24.2 million) in 2014. This increase was mainly due to direct costs for the customer support services such as marketing activities and website design and maintenance for our customers.

Gross Profit. Our gross profit increased by 68.6% from RMB1.10 billion in 2013 to RMB1.86 billion (US$300.1 million) in 2014.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 57.0% from RMB748.9 million in 2013 to RMB1.18 billion (US$189.5 million) in 2014. This increase was primarily attributable to an increase in expenses relating to our mobile marketing efforts and navigation marketing efforts, as well as an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 34.1% from RMB262.3 million in 2013 to RMB351.8 million (US$56.7 million) in 2014. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Sales and marketing expenses. Our sales and marketing expenses increased by 78.8% from RMB334.5 million in 2013 to RMB598.1 million (US$96.4 million) in 2014. This increase was mainly due to an increase in expenses relating to the mobile marketing efforts and navigation marketing efforts.

Office expenses. Our office expenses increased by 21.3% from RMB41.4 million in 2013 to RMB50.2 million (US$8.1 million) in 2014. This increase was in line with the operation growth.

Operating lease expenses. Our operating lease expenses increased by 44.2% from RMB37.9 million in 2013 to RMB54.7 million (US$8.8 million) in 2014, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 41.8% from RMB104.4 million in 2013 to RMB148.1 million (US$23.9 million) in 2014. This increase was primarily due to an increase in product development headcount and their related expenses.

Income Tax Expense. Our income tax expense increased from RMB22.3 million in 2013 to RMB97.6 million (US$15.7 million) in 2014. This increase was primarily because of an increase in taxable profit.

Profit for the Year. As a result of foregoing, our profit increased from RMB241.2 million in 2013 to RMB489.1 million (US$78.8 million) in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenue. Our total revenue increased by 36.2% from RMB1.06 billion in 2012 to RMB1.44 billion in 2013. This increase was primarily due to the growth of the bitauto.com advertising business and the EP platform business.

Our bitauto.com advertising business. Revenue from our bitauto.com advertising business increased by 49.7% from RMB482.4 million in 2012 to RMB722.1 million in 2013. The increase was due to better brand recognition of the bitauto.com website and an increase in advertising spending by OEM customers.

Our EP platform business. Revenue from our EP platform business increased by 36.8% from RMB358.2 million in 2012 to RMB489.8 million in 2013. The increase was due to an increase in both the number of paid subscribers and months of paid subscription from 2012.

Our taoche.com business. Revenue from our taoche.com business increased by 0.4% from RMB21.6 million in 2012 to RMB21.7 million in 2013. Our advertising customers increased from 539 in 2012 to 665 in 2013, and our used car customers increased from 3,084 in 2012 to over 9,000 in 2013. Revenue from our advertising services on our taoche.com website increased from RMB16.3 million in 2012 to RMB19.7 million in 2013. Revenue from our used automobile dealer listing services decreased from RMB5.3 million in 2012 to RMB2.0 million in 2013.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 5.6% from RMB194.7 million in 2012 to RMB205.7 million in 2013. The increase was attributable to an increase in the number of advertising customers and an increase in spending on advertising and events by certain customers.

Cost of Revenue. Our cost of revenue increased by 14.7% from RMB292.2 million in 2012 to RMB335.2 million in 2013.

Our bitauto.com advertising business. Cost of revenue from our bitauto.com advertising business increased by 32.0% from RMB71.5 million in 2012 to RMB94.5 million in 2013. The increase was due to an increase of RMB8.1 million in personnel-related expenses, an increase of RMB7.1 million in higher-direct-cost services, as well as an increase of RMB6.7 million in content distribution costs.

Our EP platform business. Cost of revenue from our EP platform business increased by 16.6% from RMB90.0 million in 2012 to RMB105.0 million in 2013. This increase was mainly due to an increase of RMB20.4 million in fees paid to partner websites to distribute dealer customers’ automobile pricing and promotional information, as well as an increase of RMB19.5 million in higher-direct-cost services, offset by a decrease of RMB11.4 million in business taxes and tax related surcharges, and a decrease of RMB10.9 million in purchase of handheld devices, which support our digital point-of-sales system on behalf of our auto dealer customers of Bitcar.

Our taoche.com business. Cost of revenue from our taoche.com business decreased by 14.5% from RMB38.5 million in 2012 to RMB33.0 million in 2013. This decrease was largely due to a decrease in fees paid to partners.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 11.7% from RMB92.0 million in 2012 to RMB102.8 million in 2013. This increase was mainly due to higher-direct-cost services accounting for a larger percentage of services provided to digital marketing solutions customers.

Gross Profit. Our gross profit increased by 44.4% from RMB764.8 million in 2012 to RMB1.10 billion in 2013.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 34.4% from RMB557.4 million in 2012 to RMB748.9 million in 2013. This increase was primarily attributable to an increase in selling and administrative headcount, and an increase in employee salaries and benefits, as well as an increase in expenses relating to our search engine marketing efforts and mobile marketing efforts.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 30.1% from RMB201.6 million in 2012 to RMB262.3 million in 2013. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Sales and marketing expenses. Our sales and marketing expenses increased by 42.1% from RMB235.4 million in 2012 to RMB334.5 million in 2013. This increase was mainly due to an increase in expenses relating to the search engine and mobile marketing efforts.

Office expenses. Our office expenses increased by 6.3% from RMB39.0 million in 2012 to RMB41.4 million in 2013. This increase was in line with the operation growth.

Operating lease expenses. Our operating lease expenses increased by 31.0% from RMB29.0 million in 2012 to RMB37.9 million in 2013, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 94.1% from RMB53.8 million in 2012 to RMB104.4 million in 2013. This increase was primarily due to an increase in product development headcount and their related expenses.

Income Tax Expense. Our income tax expense increased from RMB18.9 million in 2012 to RMB22.3 million in 2013. This increase was primarily because of an increase in taxable profit.

Profit for the Year. As a result of foregoing, our profit increased from RMB135.2 million in 2012 to RMB241.2 million in 2013.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2012, 2013 and 2014 were increases of 2.6%, 2.6% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by Us

Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems), which apply gross settlement mechanisms that are not simultaneous. As we do not have any financial instruments that are set off in accordance with IAS 32 nor subject to an enforceable master netting arrangement, these amendments did not have an impact on our financial position and performance.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. These amendments have no impact on us as we have not novated its derivatives during the current or prior periods.

IFRIC 21 Levies. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. This interpretation has no impact on us as we have applied the recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

Annual Improvements 2010-2012 Cycle. In the 2010-2012 annual improvements cycle the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on us as we have already measured short-term receivables and payables at invoice amount.

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by Us

The following standards are not yet effective. The standards will be adopted in the period they become effective.

Annual Improvements 2011-2013 Cycle (issued in December 2013)

These improvements are effective for annual periods beginning on or after July 1, 2014 and when adopted will not have a material impact on our financial position and performance.

Amendment to IFRS 3 Business Combinations – Scope exceptions for joint ventures. The amendment clarifies that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

This amendment is applied prospectively.

Amendment to IFRS 13 Fair Value Measurement – Scope of paragraph 52 (portfolio exception). The amendment clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). This amendment is applied prospectively.

Annual Improvements 2010-2012 Cycle (issued in December 2013)

These improvements are effective for annual periods beginning on or after July 1, 2014 and when adopted will not have a material impact on our financial position and performance.

Amendment to IFRS 2 Share-based Payment – Definitions of vesting conditions. This amendment clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

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

The amendment is applied prospectively.

Amendment to IFRS 3 Business Combinations – Accounting for contingent consideration in a business combination. The amendment clarifies that all contingent consideration arrangements classified as liabilities or assets arising from a business combination must be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). The amendment is applied prospectively.

Amendment to IFRS 8 Operating Segments – Aggregation of operating segments. The amendment clarifies that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. The amendment is applied retrospectively.

Amendment to IFRS 8 Operating Segments – Reconciliation of the total of the reportable segments’ assets to the entity’s assets. The amendment clarifies that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The amendment is applied retrospectively.

Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets – Revaluation method – proportionate restatement of accumulated depreciation/amortization. The amendments clarify that the restatement can be performed, as follows:

•	Adjust the gross carrying amount of the asset to market value; or

•	Determine the market value of the carrying amount and adjust the gross carrying amount proportionately so that the resulting carrying amount equals the market value

In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. These amendments are applied retrospectively.

Amendment to IAS 24 Related Party Disclosures—Key Management Personnel. The amendment clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is applied retrospectively.

Effective for the 2016 financial year

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – Sale or contribution of assets between an investor and its associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3 Business Combinations, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The amendments are applied prospectively and early application is permitted.

Amendments to IAS 1 Presentation of Financial Statements – Disclosure Initiative. The amendments clarify

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and other comprehensive income and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of other comprehensive income of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and other comprehensive income. Early adoption is permitted. The adoption of this amendment affects presentation only therefore, did not have an impact on our financial position or performance.

Amendments to IFRS 11 Joint Arrangements—Accounting for Acquisitions of Interests: The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted.

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization: The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to us given that we have not used a revenue-based method to depreciate its non-current assets.

Annual improvements 2012-2014 Cycle (issued in September 2014)

These improvements are effective for annual periods beginning on or after January 1, 2016 and when adopted will not have a material impact on our financial position and performance.

Amendment to IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations – Changes in methods of disposal. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. The amendment is applied prospectively.

Amendments to IFRS 7 Financial Instruments: Disclosures – Servicing contracts. The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7.B30 and IFRS 7.42C in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

Amendments to IFRS 7 Financial Instruments: Disclosures – Applicability of the offsetting disclosures to condensed interim financial statements. The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. The amendment is applied retrospectively.

Amendment to IAS 34 Interim Financial Reporting – Disclosure of information elsewhere in the interim financial report. The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. The amendment is applied retrospectively.

Effective for 2017 financial year

IFRS 15 Revenue from Contracts with Customers. IFRS 15 replaces all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services) and applies to all revenue arising from contracts with customers. It also provides a model for the recognition and measurement of disposal of certain non-financial assets including property, equipment and intangible assets. The standard outlines the principles an entity must apply to measure and recognize revenue. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 will be applied using a five-step model:

Step 1. Identify the contract(s) with a customer

Step 2. Identify the performance obligations in the contract

Step 3. Determine the transaction price

Step 4. Allocate the transaction price to the performance obligations in the contract

Step 5. Recognize revenue when (or as) the entity satisfies a performance obligation

The standard requires entities to exercise judgment, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. Application guidance is provided in IFRS 15 to assist entities in applying its requirements to certain common arrangements, including licenses, warranties, rights of return, principal versus agent considerations, options for additional goods or services and breakage.

Entities can choose to apply the standard using either a full retrospective approach with some limited relief provided, or a modified retrospective approach. Early application is permitted. We are currently assessing the impact of the new requirements on the financial statements.

Effective for the 2018 financial year

IFRS 9 Financial Instruments. The key requirements of IFRS 9 are, as follows:

Classification and measurement of financial assets

All financial assets are measured at fair value on initial recognition, adjusted for transaction costs if the instrument is not accounted for at fair value through profit or loss. Debt instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income, on the basis of their contractual cash flow characteristics and the business model under which the debt instruments are held. There is a fair value option that allows financial assets on initial recognition to be designated as fair value through profit or loss if that eliminates or significantly reduces an accounting mismatch. Equity instruments are generally measured at fair value through profit or loss. However, entities have an irrevocable option on an instrument-by-instrument basis to present changes in the fair value of non-trading equity instruments in other comprehensive income (without subsequent reclassification to profit or loss).

Classification and measurement of financial liabilities

For financial liabilities designated as fair value through profit or loss using the fair value option, the amount of change in the fair value of such financial liabilities that is attributable to changes in credit risk must be presented in other comprehensive income. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. All other IAS 39 Financial Instruments: Recognition and Measurement classification and measurement requirements for financial liabilities have been carried forward into IFRS 9, including the embedded derivative separation rules and the criteria for using the fair value option.

Impairment

The impairment requirements are based on an expected credit loss model that replaces the IAS 39 incurred loss model. The expected credit loss model applies to: debt instruments accounted for at amortized cost or at fair value through other comprehensive income; most loan commitments; financial guarantee contracts; contract assets under IFRS 15; and lease receivables under IAS 17 Leases. Entities are generally required to recognize either 12-months’ or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition (or when the commitment or guarantee was entered into). For some trade receivables, the simplified approach may be applied whereby the lifetime expected credit losses are always recognized.

Hedge accounting

Hedge effectiveness testing is prospective, without the 80% to 125% bright line test in IAS 39, and, depending on the hedge complexity, can be qualitative. A risk component of a financial or non-financial instrument may be designated as the hedged item if the risk component is separately identifiable and reliably measureable. The time value of an option, any forward element of a forward contract and any foreign currency basis spread, can be excluded from the designation of the hedging instrument and accounted for as costs of hedging. More designations of groups of items as the hedged item are possible, including layer designations and some net positions.

Early application is permitted for reporting periods beginning after July 24, 2014. The transition to IFRS 9 differs by requirements and is partly retrospective and partly prospective. Despite the requirement to apply IFRS 9 in its entirety, entities may elect to apply early only the requirements for the presentation of gains and losses on financial liabilities designated as fair value through profit or loss without applying the other requirements in the standard. We are currently assessing the impact of the new requirements on the financial statements.

B. Liquidity and Capital Resources

The following table presents a summary of our consolidated financial position data as of December 31, 2013 and 2014:

	As of December 31,
	2013	2014
	RMB	RMB	US$
	(In thousands)
Cash, cash equivalents and time deposit	1,101,660	1,282,663	206,727
Total current assets	1,908,290	2,917,013	470,138
Total assets	2,122,101	3,675,307	592,353
Total equity	1,475,849	2,160,915	348,276
Total current liabilities	641,219	1,427,533	230,078
Total liabilities	646,252	1,514,392	244,077
Total equity and liabilities	2,122,101	3,675,307	592,353

Our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and their structured entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion of accumulated profits amounted to RMB11.3 million and RMB18.3 million (US$2.9 million) as of December 31, 2013 and 2014, respectively.

To date, our principal sources of liquidity have been cash collected from customers, the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares, the net proceeds from our initial public offering in 2010 and the net proceeds from our follow on offering in December 2013. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As of December 31, 2013 and 2014, we had RMB1.10 billion and RMB1.28 billion (US$206.7 million) in cash, cash equivalents and time deposit, respectively. Although we consolidate the results of our PRC structured entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Item 7. Major Shareholders and Related Party Transactions—B Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

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

Our cash, cash equivalents and time deposit as of December 31, 2013 and 2014 are listed in the table below.

	As of December 31,
	2013	2014
	RMB	RMB
	(In millions)
Cash located outside of the PRC
- in US dollars	247.0	415.8
- in HK dollars	0.1	0.1
- in RMB	366.7	—

	613.8	415.9
Cash located in the PRC:
- held by structured entities in RMB	251.2	448.0
-held by subsidiaries:
-in RMB	236.6	195.3
-in US dollars	—	223.5

	487.8	866.8

Cash, cash equivalents and time deposit	1,101.6	1,282.7

Cash located in the PRC, which are held by our structured entities and PRC subsidiaries, can be transferred to our subsidiaries outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.”

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and structured entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Dividend payments are current account transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from SAFE. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from operating activities	128,362	330,556	413,601	66,660
Net cash used in investing activities	(83,303)	(56,759)	(320,289)	(51,621)
Net cash (used in)/from financing activities	(48,972)	230,373	24,975	4,025

Net (decrease)/increase in cash and cash equivalents	(3,913)	504,170	118,287	19,064
Net foreign exchange difference	2,921	(2,896)	1,526	247
Cash and cash equivalents at beginning of the year	601,378	600,386	1,101,660	177,555

Cash and cash equivalents at the end of the year	600,386	1,101,660	1,221,473	196,866

Operating Activities

Net cash from operating activities was RMB413.6 million (US$66.7 million) for the year ended December 31, 2014. This amount was (i) primarily attributable to profit before tax of RMB586.8 million (US$94.6 million), (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB38.3 million (US$6.2 million), amortization of intangible assets of RMB21.0 million (US$3.4 million), provision for bad debts of RMB13.9 million (US$2.2 million), and share-based payments of RMB57.1 million (US$9.2 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB290.4 million (US$46.8 million) and an increase in trade payables of RMB292.1 million (US$47.1 million) and (iii) offset by certain non-cash income, principally gain from step acquisition arising from revaluation of previously held equity interest of RMB53.6 million (US$8.6 million) and by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB653.5 million (US$105.3 million) in trade receivables and an increase of RMB64.1 million (US$10.3 million) in prepayments and other receivables. The increase in other payables and accruals was attributable to an increase in advances from customers, in other payables and in taxes and related surcharges. The increase in trade receivables was primarily attributable to higher sales volume in 2014. See “—B. Liquidity and Capital Resources—Trade Receivables and Payables” for more detailed information regarding our trade receivables.

Net cash from operating activities was RMB330.6 million for the year ended December 31, 2013. This amount was (i) primarily attributable to profit before tax of RMB263.5 million, (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB30.2 million, amortization of intangible assets of RMB11.9 million, provision for bad debts of RMB10.3 million, and share-based payments of RMB19.4 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB141.4 million and an increase in trade payables of RMB99.9 million and (iii) offset by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB194.9 million in trade receivables and an increase of RMB2.2 million in prepayments and other receivables. The increase in other payables and accruals was attributable to an increase in advances from customers, in taxes and related surcharges and in employee salaries and benefits. The increase in trade receivables was primarily attributable to higher sales volume in 2013.

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

Net cash used in investing activities was RMB320.3 million (US$51.6 million) for the year ended December 31, 2014. This amount was primarily attributable to RMB107.7 million (US$17.4 million) used in acquisitions of subsidiaries, RMB66.8 million (US$10.8 million) used in acquisitions of associates and joint ventures, RMB61.2 million (US$9.9 million) used in placement of time deposit, RMB48.4 million (US$7.8 million) used in the purchase of property, plant and equipment, RMB30.6 million (US$4.9 million) used in the purchase of available-for-sale investments and RMB7.9 million (US$1.3 million) used in the purchase of intangible assets.

Net cash used in investing activities was RMB56.8 million for the year ended December 31, 2013. This amount was primarily attributable to RMB29.4 million used in the purchase of property, plant and equipment, RMB18.0 million contingent paid to certain key management personnel in connection with the acquisition of Bitcar in 2011, RMB5.5 million used in the purchase of available-for-sale investments and RMB3.7 million used in the purchase of intangible assets.

Net cash used in investing activities was RMB83.3 million for the year ended December 31, 2012. This amount was primarily attributable to RMB57.1 million used in the purchase of property, plant and equipment, RMB19.0 million used in the purchase of available-for-sale investments and RMB9.2 million used in the purchase of intangible assets.

Financing Activities

Net cash from financing activities was RMB25.0 million (US$4.0 million) for the year ended December 31, 2014, mainly attributable to RMB29.5 million (US$4.8 million) from the exercise of share options.

Net cash from financing activities was RMB230.4 million for the year ended December 31, 2013, mainly attributable to the proceeds from our follow-on public offering net of issuance costs amounting to RMB220.1 million and RMB13.0 million from the exercise of share options.

Net cash used in financing activities was RMB49.0 million for the year ended December 31, 2012, mainly attributable to RMB46.2 million used in the share repurchase program.

Trade Receivables and Payables

For the advertising agent services we provide through our digital marketing solutions business, we act as an agent in placing advertisements on the websites of our media vendors on behalf of our automaker customers. We receive fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis in our consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related accounts receivable or payable recorded on a gross basis. For the advertising services we provide through our bitauto.com advertising business and taoche.com business, we act as the principal in the arrangement and record revenues on a gross basis in our consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with our customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, we enter into publishing schedule agreements with our automaker and automobile dealer customers, before we enter into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. At such time, we record receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through us. Gross billings include the gross value of advertisements placed by our customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2014 amounted to RMB3.45 billion (US$556.5 million) compared to RMB2.01 billion for the year ended December 31, 2013.

As of December 31, 2014, our trade receivables were RMB1.34 billion (US$216.5 million), and our trade payables were RMB589.2 million (US$95.0 million). Of these receivables and payables, RMB396.1 million (US$63.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers under the publishing schedule agreements. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. The remaining trade receivables as of December 31, 2014 were RMB947.3 million (US$152.7 million). We have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. However, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due and in advance of when we receive the related payments from our automaker customers. In addition, we may incur penalties for late payments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be liable to pay third-party media vendors in connection with the advertisements we placed with them on behalf of our automaker customers if we fail to collect some or all the payments from these automaker customers.”

DSO

Annual days sales outstanding, or DSO, for our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these automakers divided by gross billings to these automakers, multiplied by 365 days. Annual DSO for other customers, which include all of our customers other than our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these other customers divided by gross billings to these other customers, multiplied by 365 days. Due to the seasonal nature of our business, we do not find DSO for interim periods a meaningful indicator of our business. In 2014, our annual DSO for automaker customers was 149 days and for other customers was 82 days, compared to 127 days and 89 days, respectively, in 2013. The increase in annual DSO for automaker customers was primarily due to the increase in some long-standing automaker customers’ DSO.

Capital Expenditures

Our capital expenditures amounted to RMB88.2 million, RMB59.2 million and RMB261.3 million (US$42.1 million) in 2012, 2013 and 2014, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets, acquisitions of subsidiaries and investments in equity interests. We expect our capital expenditures in 2015 to consist principally of similar types of items.

See Item 18 “Financial Statements.”

C. Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “Bitauto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2015, we held 604 registered trademarks, 755 pending trademark applications, 3 patents and 43 computer software copyrights. We have registered 1,753 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.taoche.com.

We incurred research and development expenses of RMB53.8 million, RMB104.4 million and RMB148.1 million (US$23.9 million) in 2012, 2013 and 2014, respectively.

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2014 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations (1)	205,677	59,680	83,266	54,448	8,283

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During 2014, our operating lease obligations increased to RMB205.7 million as a result of additional office space leased for our headquarters in Beijing with lease terms from one to five years.

G. Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	40	Chairman of the Board of Directors, Chief Executive Officer
Jingning Shao	44	Director, President
Xuan Zhang	39	Chief Financial Officer
Sidney Xuande Huang	49	Director
Dallas S. Clement	50	Director
Erhai Liu	46	Director
Yu Long	42	Director
Jun Hou	50	Director
Weihai Qu	39	Senior Vice President

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

Mr. Sidney Xuande Huang has served as our director since 2010. He was previously our independent director until we entered strategic partnership with JD.com and Tencent in early 2015. Mr. Huang has been the chief financial officer of JD.com since September 2013. Prior to that, he was the chief financial officer of Pactera Technology International, a leading China-based IT services provider, and its predecessor company, VanceInfo Technologies Inc., from 2006 to 2013. Mr. Huang also served as VanceInfo’s co-president from 2011 to 2012 and its chief operating officer from 2008 until 2010. Prior to joining VanceInfo, he served as the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Prior to 2004, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He is a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s degree of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Mr. Dallas Clement has served as our director since November 2012. Mr. Clement is executive vice president and chief financial officer for AutoTrader Group, the largest automotive marketplace and leading provider of software solutions to auto dealers throughout the United States. In this role, Mr. Clement leads all of the company’s finance functions, as well as legal and investor relations activities. In addition, he oversees the automotive strategy team, which is charged with working across both Manheim and AutoTrader Group to analyze strategic opportunities and implement plans for corporate development and adjacent growth. Previously, Mr. Clement served in several leadership positions spanning 20 years at Cox Communications, leading Cox’s strategy and product management organizations. As the executive vice president and chief strategy and product management officer, Mr. Clement led the development of the company’s long-term planning process, steered Cox to new industries and businesses and provided leadership across the company’s video, voice and data product lines. He also spearheaded Cox’s early wireless strategy and oversaw the execution of spectrum acquisition, business model evaluation, team development, wholesale negotiations, network build and go-to-market positioning. In 2004, Mr. Clement received the National Cable Television Association Vanguard Award for Young Leadership. Additionally, he is a graduate of the 2006 class of Leadership Atlanta, a prestigious community leadership program. In 2013, Mr. Clement was elected to the Atlanta Beltline Partnership board of directors, which works closely with the City of Atlanta and partner organizations to oversee the planning, development and execution of the Atlanta Beltline Project. He also serves on the boards of Technology Association of Georgia; Airo Wireless, a company that is developing an intrinsically safe smartphone; and Junior Achievement of Georgia. Additionally, he serves on the advisory boards of News Distribution Network and Urjanet. Mr. Clement received a bachelor of arts in applied mathematics and economics from Harvard College and holds a master of science in engineering-economic systems from Stanford University.

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

Ms. Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long, member of Bertelsmann Group Management Committee, is the chief executive of Bertelsmann China Corporate Center, who also leads Bertelsmann Asia Investments (BAI) as Managing Partner. Ms. Long is board member of China Distance Educations Holdings Limited, a distant educational company listed on the NYSE (symbol: CEDL), and other companies including but not limited to Mogujie, Dayima, iClick and Mo9. She was named as Young Global Leader by World Economic Forum in 2011 and became the first person to join its advisory board from China in 2013. Ms. Long was elected by China Business Weekly as one of the 50 best investors in China in 2012. Prior to founding BAI, she worked as a Principal at Bertelsmann Digital Media Investments. Ms. Long joined Bertelsmann in New York since 2005. Before joining Bertelsmann, she started her career as a TV anchor and then became a producer with a variety of highly rated, award-winning television and radio programs in China. Ms. Long received her bachelor’s degree in Electrical Engineering from the University of Electronic Science and Technology in China and her MBA from the Stanford Graduate School of Business.

Mr. Jun Hou has served as our independent director since March 2015. Mr. Jun Hou is currently chairman of Yanyuan Alumni (Beijing) Investment Management Limited, where he manages the Entrepreneur’s Training Camp of Peking University. Mr. Hou has extensive experience in China’s telematics sector. He was the co-founder and served as the honorary chairman of the board of directors of Autonavi Holdings Limited, from May 2013 to July 2014 and the chairman from April 2002 to May 2013. Mr. Hou also held the position of chief executive officer of Autonavi from April 2002 to October 2009. From June 1994 to April 2002, Mr. Hou served as the chairman of the board of directors and was actively involved in the operations of China Da Tong Industrial Co., Ltd. Prior to this, he worked at China Science and Technology International Trust and Investment Corporation from August 1990 to August 1993. Mr. Hou received a bachelor’s degree in Chinese from Peking University in China.

Mr. Weihai Qu has served as our senior vice president since 2007. From 2005 to March 2015, Mr. Qu served as our director. In 2002, Mr. Qu and Mr. Bin Li, our chairman of the board of directors and chief executive officer, co-founded Beijing C&I Advertising Company Limited, one of our structured entities in China. Mr. Qu served as the general manager of Beijing C&I Advertising Company Limited and managed the operation of our digital marketing solutions business until 2009. Prior to joining us in 2000, Mr. Qu served as a project manager of the strategic planning department of Beiqi Foton Motor Co., Ltd. from 1997 to 2000. Mr. Qu received his bachelor’s degree in Automotive Engineering and minored in computer application courses from Jilin University (formerly known as Jilin University of Technology) and obtained his Executive MBA from China Europe International Business School in 2010.

B. Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2014, we paid an aggregate of approximately RMB6.89 million (US$1.10 million) in cash compensation to our executive officers and directors as a group, which includes bonuses, salaries and social welfare benefits, and paid an aggregate of approximately RMB68.0 thousand (US$10.8 thousand) in premiums for commercial medical insurance coverage for one executive officer. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and structured entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2015, options to purchase 199,901.5 ordinary shares under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2015, the shares related to outstanding options granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sidney Xuande Huang	*	10.20	December 28, 2010	December 28, 2020	vested
Other individuals as a group(1)	65,951.5	10.20	December 28, 2010	December 28, 2020	vested
	100,200	0.40	December 31, 2006	December 31, 2016	vested

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2015, certain employees terminated their services with us and accordingly forfeited options related to 155,000 shares granted to them under the 2006 Plan.

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

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2015, options to purchase 1,854,479.5 ordinary shares under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2015, the shares related to outstanding options granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Shares	Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	10.20	December 28, 2010	December 28, 2020	vested
Jingning Shao	*	3.20	February 8, 2010	February 8, 2020	vested
	*	10.20	December 28, 2010	December 28, 2020	vested
	*	4.03	August 7, 2012	August 7, 2022	4 years
Xuan Zhang	*	3.20	February 8, 2010	February 8, 2020	vested
	*	10.20	December 28, 2010	December 28, 2020	vested
	*	4.03	August 7, 2012	August 7, 2022	4 years
Other individuals as a group(1)	198,167	3.20	February 8, 2010	February 8, 2020	vested
	166,712.5	10.20	December 28, 2010	December 28, 2020	vested
	224,100	4.03	August 7, 2012	August 7, 2022	4 years

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2015, certain employees terminated their services with us and accordingly forfeited options related to 77,188 shares granted to them under the 2010 Plan.

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

2012 Share Incentive Plan

On August 7, 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan, to motivate, attract and retain employees, directors and consultants. As of March 31, 2015, 626,771 RSUs under the 2012 Plan were granted and outstanding.

The following table summarizes, as of March 31, 2015, the outstanding RSUs grants to certain of our directors and executive officers.

Name	Number of RSUs	Date of Grant	Vesting Schedule
Bin Li	*	August 7, 2013	4 years
Sidney Xuande Huang	*	October 1, 2013	vested
Weihai Qu	*	March 5, 2015	4 years
Jun Hou	*	March 5, 2015	4 years
Yu Long	*	February 17, 2015	3 years
Other individuals as a group(1)	84,982	December 25, 2013	4 years
	67,504	October 21, 2014	vested
	987	November 12, 2014	vested
	44,500	November 20, 2014	3 or 4 years

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2015, certain employees terminated their services with us and accordingly forfeited RSUs related to 32,150 shares granted to them under the 2012 Plan.

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

Audit Committee. Our audit committee consists of Mr. Erhai Liu, Ms. Yu Long and Mr. Jun Hou. Mr. Erhai Liu is the chairman of our audit committee and Mr. Jun Hou meets the criteria of an audit committee financial expert under applicable rules. Mr. Erhai Liu, Ms. Yu Long and Mr. Jun Hou satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

We had 1,980, 2,215 and 2,908 employees as of December 31, 2012, 2013 and 2014, respectively. Of all the employees as of December 31, 2014, 1,841 were located in Beijing, and 1,067 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2014:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	1,743	57%
Editorial and creative	355	13%
Product development	559	20%
General and administrative	251	10%

Total	2,908	100%

In addition, we also have 258 employees who are from the subsidiaries that we acquired in 2014.

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

E. Share Ownership

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2015 by:

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

	Shares Beneficially Owned
	Number	%*
Directors and Executive Officers:
Bin Li(1)†	8,865,617.5	14.7%
Jingning Shao (2)†	915,000	1.5%
Dallas S. Clement(3)	—	—
Erhai Liu(4)	—	—
Yu Long(5)	—	—
Sidney Xuande Huang(6)	**	**
Jun Hou(7)	—	—
Weihai Qu(8)†	**	**
Xuan Zhang (9)†	**	**
All Directors and Executive Officers as a group	10,393,045.5	17.0%
Principal Shareholders:
JD.com Global Investment Limited(10)	15,689,443	26.1%
ATG Global Management L.P.(11)	9,000,000	15.0%
Proudview Limited(12)†	8,219,997.5	13.7%
Entities affiliated with Tiger Global Management(13)	6,085,022	10.1%

*	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding, which is 60,094,120.5 as of March 31, 2015 (excluding 3,217,173.5 treasury shares), and the number of shares such person or group has the right to acquire upon exercise of options, RSUs or other rights within 60 days after March 31, 2015.
**	Less than 1% of our total outstanding shares.
†	(i) Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li, (ii) Serene View Investment Limited, a British Virgin Islands company owned by Mr. Bin Li, (iii) Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, (iv) Full Riches Holdings Limited, a British Virgin Islands company owned by Mr. Xuan Zhang, (v) Speedview Investment Limited, a British Virgin Islands company owned by Mr. Weihai Qu, (vi) Mr. Bin Li, (vii) Mr. Jingning Shao, (viii) Mr. Xuan Zhang, (ix) Mr. Weihai Qu , and (x) AutoTrader Group, may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The persons above may be deemed to share voting power with respect to the shares held by them. The persons above expressly disclaim beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, except to the extent of each of their respective pecuniary interests therein.
(1)	Includes (i) 8,219,997.5 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, (iii) 50,000 ordinary shares Mr. Li has the right to acquire upon exercise of the share options within 60 days after March 31, 2015 and (iv) 95,620 ordinary shares issuable for the restrict share units that have vested or will vest within 60 days after March 31, 2015. Mr. Li owns 84.3% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 15.7% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. Proudview Limited has pledged 1,699,080 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. Serene View Investment Limited has pledged 500,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(2)	Includes (i) 250,000 ordinary shares owned by Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, and (ii) 665,000 ordinary shares Mr. Shao has the right to acquire upon exercise of the share options within 60 days after March 31, 2015. Avner Developments Limited has pledged 250,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Shao is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(3)	The business address for Mr. Clement is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.

(4)	The business address for Mr. Liu is 10/F, Tower A, Raycom InfoTech Park, No. 2 Kexueyuan Nan Lu, Zhongguancun, Haidian District, Beijing, China, 100190.
(5)	The business address of Ms. Long is Units 2804-2805, SK Tower 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100022.
(6)	The business address of Mr. Huang is 10F Building A, North-Star Century Center, 8 Beichen West Street, Chaoyang District, Beijing.
(7)	The business address of Mr. Hou is Room 10222, Chateau Chang’An, No. 51, Fuxing Road, Haidian District, Beijing, China, 100036.
(8)	The business address of Mr. Qu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(9)	The business address of Mr. Zhang is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(10)	Includes 15,689,443 ordinary shares held by JD.com Global Investment Limited. JD.com Global Investment Limited is a British Virgin Islands company, which is wholly owned subsidiary of JD.com, Inc., a Cayman Islands company with its shares listed on the Nasdaq Global Select Market. The business address of JD.com Global Investment Limited is 10th Floor, Building A, North Star Century Center, 8 Beichen West Street, Chaoyang District, Beijing 100101, P.R. China.
(11)	Includes (i) 4,380,000 ordinary shares and (ii) 4,620,000 ordinary shares in the form of ADSs owned by ATG Global Management L.P., or ATGGM. ATG International Management, LLC, or ATGIM, a Delaware limited liability company, is the general partner of ATGGM. In addition, (i) ATG Investments, Inc., or ATGI, a Delaware corporation, as sole member of ATGIM, (ii) AutoTrader.com, Inc., or ATC, a Delaware corporation and sole stockholder of ATGI; and (iii) AutoTrader Group, Inc., a Delaware corporation, as the sole stockholder of ATC, may be deemed to have beneficial ownership over our shares held by ATGGM. Mr. Clement is the executive vice-president and chief financial officer for AutoTrader Group, Inc. The principal office and business address for ATGGM, ATGIM, ATGI, ATC and AutoTrader Group, Inc. is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.
(12)	See (1).
(13)	Based on a Schedule 13G/A jointly filed on March 26, 2015 by Tiger Global Investments, L.P., Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III, Scott Shleifer and Feroz Dewan, which we collectively refer to as Entities affiliated with Tiger Global Management. According to the Schedule 13G/A filing, 6,085,022 shares may be deemed beneficially owned by each of Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III, Scott Shleifer, and Feroz Dewan. In addition, 4,967,439 shares may be deemed beneficially owned by Tiger Global Investments, L.P. According to the Schedule 13G/A filing, the address of Tiger Global Investments, L.P. is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-1205, Cayman Islands. The address of Tiger Global Performance, LLC, Tiger Global Management, LLC, Charles P. Coleman III, Scott Shleifer, and Feroz Dewan is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

As of March 31, 2015, to our knowledge, a total of 31,975,744 ordinary shares, representing approximately 50.5% of our total outstanding shares, were held by two record holders in the United States. One of these holders was Citibank, N.A., the depositary of our ADS program, which held 31,888,244 ordinary shares (including 3,217,170 ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans). The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Transactions with Entities Controlled by Certain Directors, Officers and Shareholders

Acquisition of Bitcar. In 2011, we acquired 100% equity interest in Bitcar from two members of our key management personnel and in March 2013, we made the remaining payment of RMB18.0 million for the contingent consideration, as a result of which, we have made the full payment for the consideration of the acquisition in a total amount of RMB63.0 million.

Purchase of Services from Auto Radio. Beijing Auto Radio Advertising Company Limited, or Auto Radio, with certain common shareholders of ours, may be deemed as our related party. In 2012 and 2013, we purchased advertising services from Auto Radio in a total amount of RMB0.2 million and RMB0.2 million, respectively.

Purchase of Services from Auto Weekly. Beijing Auto Weekly (Beijing) Media Advertising Company Limited, or Auto Weekly, with certain common shareholders of ours, may be deemed as our related party. In 2012 and 2013, we purchased advertising services from Auto Weekly in a total amount of RMB0.3 million and RMB1.4 million, respectively.

Purchase of Services from Youxinpai. Youxinpai (Beijing) Information Technology Company Limited, or Youxinpai, with certain common shareholders and directors of ours, may be deemed as our related party. In 2014, we purchased automobile transaction services from Youxinpai in a total amount of RMB1.3 million (US$0.2 million).

Services Provided to Uxin. Youxin Internet (Beijing) Information Technology Company Limited, or Uxin, has common key management members with us. In November 2013, we entered into a series of agreements with Uxin to jointly develop used car business and we incurred expenses in an amount of RMB1.1 million in relation to the cooperation project development. In 2014, we provided marketing services to Uxin in a total amount of RMB0.1 million (US$0.02 million).

Purchase of Services from Yucheng. Beijing Yucheng Advertising Company Limited, or Yucheng, is controlled by our ordinary shareholders. In 2014, we purchased advertising services from Yucheng in a total amount of RMB1.1 million (US$0.2 million).

Transactions with KBB. In November 2013, we entered into a framework agreement to establish a joint venture in China with KBB and CADA. As of the date of this annual report, a joint venture in Hong Kong, which will be a shareholder of our joint venture in China, was established and we contributed an amount of US$2.5 million to the Hong Kong joint venture.

Transactions with JD.com and Tencent

Share Subscription Agreement

We entered into a share subscription agreement with JD.com, JD.com Global Investment Limited, or JD Global, a wholly owned subsidiary by JD.com, together with Dongting Lake Investment Limited, or Dongting, a special purpose vehicle of Tencent, on January 9, 2015. Pursuant to the Share Subscription Agreement, we issued to JD Global 15,689,443 ordinary shares, representing approximately 25% of our then outstanding ordinary shares on a fully diluted basis, in consideration for US$400 million in cash and certain resources material to the JD.com’s finished automobile business on February 16, 2015. On the same closing date, we also issued 2,046,106 ordinary shares to Dongting for a total purchase price of US$150 million in cash.

Lock-up restriction. Pursuant to the share subscription agreement, JD Global has agreed to not to offer, sell, contract to sell, pledge, transfer, assign or otherwise dispose of, directly or indirectly, any of the shares it acquired, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares it acquired, until twelve months from February 16, 2015. Dongting is subject to the same lock-up restriction with respect to the shares it acquired pursuant to the share subscription agreement.

Standstill restriction. Pursuant to the share subscription agreement, JD Global has agreed that, without our prior written consent, neither JD Global nor any of its affiliates will, directly or indirectly, (i) in any way acquire, offer or propose to acquire or agree to acquire legal title to or beneficial ownership of any of our securities; (ii) make any public announcement with respect to or submit any proposal for, the acquisition of any of our securities or with respect to any merger, consolidation, business combination, restructuring, recapitalization or purchase of any substantial portion of our assets or any of our subsidiaries; (iii) seek or propose to influence, advise, change or control the management, the board of directors, governing instruments or policies or affairs of ours by way of any public communication or communication with any person other than us, or make, or in any way participate in, any solicitation of proxies, until twelve months after February 16, 2015. Dongting is subject to the same standstill restriction pursuant to the share subscription agreement.

Business Cooperation Agreement

We entered into a business cooperation agreement with JD.com on January 9, 2015. Pursuant to the business cooperation agreement, JD.com has granted us an exclusive right to operate JD.com’s finished automobile business, which includes the sale of finished automobiles (including new and used cars) on JD Mall, Paipai, their respective mobile sites and JD.com’s mobile applications, as well as the provision of advertising services on JD.com’s finished car channels, in mainland China. JD.com has also agreed to provide supports in areas such as traffic support, big data capabilities and technology infrastructure. The term of the business cooperation is five years from April 9, 2015.

Non-compete. During the period of business cooperation, JD.com has agreed not to engage in the business of selling finished automobile (including new and used cars) and providing advertising services relating to finished automobile in mainland China, or control or otherwise be interested in entities or enterprises that engage in such business, nor shall JD.com allow any third-party merchants other than us to operate finished automobile business on its platform.

Investor Rights Agreement

We entered into an investor rights agreement with JD Global and Dongting on February 16, 2015. Pursuant to the investor rights agreement, JD Global has received certain board representation rights and certain registration rights, a brief summary of which is set forth below:

Board representation. JD Global is entitled to appoint one director on our board of directors, as long as JD Global holds no less than 12.5% of the then issued and outstanding share capital of Bitauto on a fully diluted basis. The director appointed by JD Global is entitled to serve on the compensation committee and the nominating and corporate governance committee of our board, unless a majority of the board determines in good faith that such service on the committee would violate any applicable law or result in us being not in full compliance with the applicable stock exchange requirements without seeking exemptions. If at any time any representative of any other shareholder has the right to attend the meetings of any committee of the board in a non-voting observer capacity and the director appointed by JD Global is not a member of such committee, the director appointed by JD Global has the right, as a non-voting observer, to attend all meetings of and observe all deliberations of any such committee.

Demand registration rights. Holders of at least 50% of the registrable securities then outstanding have the right to demand that Bitauto file a registration statement covering the registration of registrable securities with a market value in excess of US$100 million. However, we are not obligated to effect any demand registration if it has already effected a registration within the six-month period preceding the demand. We are obligated to effect only three demand registrations for either JD Global or Dongting. The demand registration rights in the investor rights agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Piggyback registration rights. If we propose to file a registration statement for a public offering of its securities other than a registration statement relating to any employee benefit plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to include in the registration all or any part of their registrable securities. The demand registration rights in the investor rights agreement are subject to customary restrictions, such as limitations on the number of securities to be included in any underwritten offering imposed by the underwriter.

Form F-3 registration rights. Holders of a majority of the registrable securities then outstanding have the right to request us to effect registration statements on Form F-3. However, we are not obligated to effect any such registration, if the proceeds from the sale of registrable securities (net of underwriters’ discounts or commissions) will be less than US$1.0 million or we have already effected a registration within the six-month period preceding the request.

Expenses of obligations. We will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, including reasonable expenses of one legal counsel for the holders, but excluding underwriting discounts and selling commissions and ADS issuance fees charged by our depositary bank. Holders of registrable securities will bear such holder’s proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers.

Yixin Capital Share Subscription Agreement

We entered into a share subscription agreement with JD Financial Investment Limited, or JD Financial, a wholly-owned subsidiary of JD.com, Dongting, Hammer Capital Management Limited and Yixin Capital on January 9, 2015. The transactions contemplated under the Yixin Capital share subscription agreement were completed on February 16, 2015. Pursuant to the share subscription agreement, we agreed to contribute (i) our online financial service platform which links financiers, insurers, dealers and users to provide automobile related financial services to Yixin Capital in exchange for 13,499,906 ordinary shares of Yixin Capital representing 27.0% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, which were issued to our wholly owned subsidiary, Bitauto Hong Kong Limited, and (ii) 100% of the equity interest in Shanghai Yixin Financial Leasing Company Limited, our wholly foreign-owned subsidiary, which has been approved to engage in the automobile financial leasing business, and US$100 million in cash to Yixin Capital, in exchange for 11,534,156 series A preferred shares of Yixin Capital, representing 23.1% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, which were issued to Bitauto Hong Kong Limited. JD Financial agreed to purchase 8,872,428 series A preferred shares of Yixin Capital, representing 17.7% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, for a total purchase price of US$100 million. In addition, Dongting agreed to purchase 13,308,642 series A preferred shares of Yixin Capital, representing 26.6% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, for a total purchase price of US$150 million, while Hammer Capital Management Limited agreed to purchase 887,243 series A preferred shares of Yixin Capital, representing 1.8% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, for a total purchase price of US$10 million. The series A preferred shares of Yixin Capital enjoy certain preferred dividend rights, liquidation preference, redemption rights and conversion rights.

Yixin Capital Shareholders’ Agreement

Bitauto Hong Kong Limited, JD Financial, Dongting and Hammer Capital Management Limited, entered into a shareholders’ agreement with Yixin Capital on February 16, 2015. Pursuant to the Yixin Capital shareholders’ agreement, the board of Yixin Capital consists of five members. Currently, each of JD Financial and Dongting Lake Investment Limited has the right to appoint one director to the board respectively, and Bitauto Hong Kong Limited has the right to appoint the other three directors to the board. The preferred shareholders of Yixin Capital, subject to certain conditions, have a preemptive right with respect to any issuance of new shares by Yixin Capital. Furthermore, the shareholders of Yixin Capital have a right of first refusal and a tag-along right with respect to any transfer of shares of Yixin Capital by any shareholder. In addition, holders of a majority of the outstanding ordinary shares of Yixin Capital and holders of at least 75% of the outstanding preferred shares of Yixin Capital have a drag-along right in the case of a trade sale. The shareholders of Yixin Capital also enjoy demand registration rights, piggyback registration rights and Form F-3 registration rights with respect to the registrable securities they hold in Yixin Capital, subject to certain limitations.

Transactions with Associates and Joint Ventures

Transactions with Target Net. Prior to July 2014, Target Net was a joint venture of us. In July 2014, we acquired additional 31% interest in Target Net with a consideration of RMB100.0 million in cash. As a result, we held 51% equity interests in Target Net. In 2012, 2013 and 2014, we purchased advertising services from Target Net in a total amount of RMB1.0 million, RMB8.2 million and RMB7.5 million (US$1.2 million), respectively. In 2014, we provided advertising services to Target Net in a total amount of RMB7.6 million (US$1.2 million).

Purchase of Service from Eclicks. Shanghai Eclicks Network Co. Ltd., or Eclicks, is a joint venture of us. In 2014, we purchased advertising services from Eclicks in a total amount of RMB7.5 million (US$1.2 million).

Transactions with Xinchuang Interactive. Beijing Xinchuang Interactive Advertising Company Limited, or Xinchuang Interactive is an associate of us. In 2012, we purchased adverting services to Xinchuang Interactive in the aggregate amount of RMB0.2 million. In 2014, we provided advertising services to Xinchuang Interactive in a total amount of RMB64.9 million (US$10.5 million).

Services provided to Beijing Pang Da. Beijing Pang Da Zhixin Automobile Technology Company Limited, or Beijing Pang Da, is an associate of us. In 2014, we provided advertising services to Beijing Pang Da in a total amount of RMB0.08 million (US$0.01 million).

Services provided to Diandongbang. Diandongbang Technology (Beijing) Company Limited, or Diandongbang, is an associate of us. In 2014, we provided advertising services to Diandongbang in a total amount of RMB0.03 million (US$0.005 million), respectively.

Contractual Arrangements with our PRC Structured Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct our operations in China mostly through contractual arrangements among our wholly foreign owned PRC subsidiaries, Beijing Bitauto Internet Information Company Limited, or BBII, Shanghai Techuang Advertising Company Limited, or Techuang, and Beijing Yixin Information Technology Co., Ltd., or Beijing Yixin, our structured entities in China, or structured entities, and the shareholders of these structured entities.

Agreements that Provide Us with Effective Control over Our PRC Structured Entities

Loan Agreements

As part of the contractual arrangements for BBII, CIG and BEAM and the relevant structured entities, each shareholder of BBIT, CIG and BEAM entered into a loan agreement with BBII, pursuant to which BBII agreed to provide interest-free loans to each of the shareholders of BBIT, CIG and BEAM. The purpose of the loans is to provide capital and/or registered capital to our PRC structured entities in order to develop their businesses. Each loan has a term of 10 years which may be extended upon mutual written consent of the parties or a long-term.

Each loan agreement contains a number of covenants to restrict the actions that a structured entity shareholder may take or cause the structured entity to take. For example, a structured entity shareholder (i) shall not transfer, sell, mortgage, dispose of, or encumber his/her equity interest in a structured entity except in accordance with the share pledge agreement discussed below, (ii) without prior written consent of the relevant PRC subsidiaries, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of a structured entity, (iii) shall cause the shareholders’ meeting and/or the board of directors of a structured entity not to approve the merger or consolidation of such structured entity with any person, or any acquisition or investment in any person, without prior written consent of the relevant PRC subsidiaries, and (iv) shall appoint any director candidates nominated by the relevant PRC subsidiaries.

Irrevocable Power of Attorney

Each shareholder of our PRC structured entities executed an irrevocable power of attorney, appointing the relevant PRC subsidiary or a person designated by such PRC subsidiary as his or her attorney-in-fact to attend shareholders’ meetings of the respective structured entity, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of the shareholder’s equity interest in the structured entity, and designate or appoint legal representatives, directors and officers of the relevant structured entity. Each power of attorney remains valid and irrevocable from the date of execution so long as the person remains to be the shareholder of the respective structured entity. The key terms of all these powers of attorneys, which give effect to our control over the structured entities, are substantially the same.

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

On February 15, 2015, Techuang entered into an equity interest pledge agreement with Beijing Yixin and Beijing Yixin’s shareholder, which was subsequently replaced by equity interest pledge agreements between Techuang, Beijing Yixin and each of its shareholders dated April 20, 2015. Pursuant to the currently equity interest pledge agreement, each shareholder of Beijing Yixin agreed to pledge the respective equity interests in Beijing Yixin to secure Beijing Yixin and its shareholders’ performance of all of their obligations under the power of attorney executed by such shareholder of Beijing Yixin, the exclusive option agreement between Techuang, Beijing Yixin and its shareholder and the exclusive business cooperation agreement between Techuang and Beijing Yixin as described below.

Each pledge of shares or equity interests is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the relevant exclusive business cooperation agreement or all the obligations under the relevant contractual agreements, as the case may be, have been fulfilled by the respective structured entity. During the term of a pledge, the relevant PRC subsidiaries, the pledgees, may dispose of the pledge if the structured entity defaults under the exclusive business cooperation agreement. Each of the relevant PRC subsidiaries also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC structured entities agreed not to transfer or create any new encumbrance adverse to the relevant PRC subsidiaries on the shareholder’s equity interest in such structured entities without prior written consent of the relevant PRC subsidiaries. The key terms of these pledge agreements, which give effect to our control over structured entities, are substantially the same. We have registered the pledges of the shares or equity interests in our PRC structured entities with the local administration for industry and commerce, except the equity pledge of Beijing Yixin. The shareholders of Beijing Yixin are preparing for the capital increase of Beijing Yixin and will apply for the registration after the completion of the capital increase.

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

The exclusive business cooperation agreement dated March 9, 2006 between BBII and CIG, the exclusive business cooperation agreement dated April 30, 2010 between BBII and BEAM have terms that are substantially the same as those of the exclusive business cooperation agreement between BBII and BBIT described above.

On February 15, 2015, Techuang entered into an exclusive business cooperation agreement with Beijing Yixin, pursuant to which Beijing Yixin agreed to provide Techuang on an exclusive basis with technical, consulting and other services in relation to Beijing Yixin’s automobile related financing business, among other things, software licenses, software development, maintenance and update, database design, marketing and promotion services, business management consultation, customer order management and customer services and equipment or property leasing. In return, Beijing Yixin agreed to pay Techuang service fees, which would comprise of the management fee and relevant service fee on the basis of several metrics including the type, value and market price of the services provided by Techuang and the operation condition of Beijing Yixin. The agreement remains effective unless Techuang terminates in writing or either Techuang or Beijing Yixin fails to obtain the government’s approval on the renewal of the business license. Each of Techuang and Beijing Yixin must renew its operation term prior to the expiration thereof so as to enable the agreement to remain effective.

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

On February 15, 2015, Techuang entered into an exclusive option agreement with Beijing Yixin and Beijing Yixin’s shareholder, which was subsequently replaced by the exclusive option agreements between Techuang, Beijing Yixin and each of its shareholders dated April 20, 2015. Pursuant to these agreements, each of Beijing Yixin’s shareholders irrevocably granted Techuang an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in Beijing Yixin then held by such shareholder of Beijing Yixin. Beijing Yixin or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. The purchase price for the equity interests of each shareholder equals to the capital contribution paid in the registered capital of Beijing Yixin by Beijing Yixin’s such shareholder. If the appraisal is required by the PRC law, the purchase price may be adjusted based on the appraisal. Each shareholder undertakes to donate the applicable purchase price (exclusive of the relevant taxes) to Techuang or any person designated by Techuang. The agreement remains effective until all the equity interests held by the shareholder of Beijing Yixin have been transferred or assigned to Techuang or any other persons designated by Techuang.

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

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or results of operations.

Dividend Policy

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiaries, and our structured entities. We rely principally on dividends paid to us by our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory general reserves each year until the accumulative amount of the reserves reaches 50% of its registered capital. BBII, as a foreign-invested enterprise, is required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

BBII had accumulated profits amounting to RMB182.6 million (US$29.4 million) as of December 31, 2014 pursuant to PRC Accounting Standards. Therefore, BBII appropriated reserves amounting to RMB18.3 million (US$2.9 million) as of December 31, 2014. The accounting policies applied by BBII in preparing its financial statements under PRC accounting standards are materially consistent with our accounting policies under IFRS. There is no material difference between the accumulated profits of BBII determined under PRC accounting standards and the accumulated profits of BBII consolidated by us under IFRS. For a description of how earnings are transferred from our PRC subsidiaries, and our structured entities to us, see “Item 7. Major Shareholders and Related Party Transactions—B Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

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

	Trading Price
	High	Low
	US$	US$
2012	7.66	3.50
2013	35.04	7.06
First Quarter of 2013	10.40	7.06
Second Quarter of 2013	13.20	9.45
Third Quarter of 2013	18.10	11.00
Fourth Quarter of 2013	35.04	16.22
2014	98.28	27.10
First Quarter of 2014	46.93	27.10
Second Quarter of 2014	49.19	29.00
Third Quarter of 2014	98.28	43.17
Fourth Quarter of 2014	97.45	62.90
Monthly Highs and Lows
October 2014	84.41	62.90
November 2014	97.45	75.68
December 2014	90.29	66.35
2015
First Quarter of 2015	95.00	45.23
Second Quarter of 2015 (through April 17, 2015)	58.45	49.11
Monthly Highs and Lows
January 2015	95.00	57.22
February 2015	66.38	55.47
March 2015	74.80	45.23
April 2015 (through April 17, 2015)	58.45	49.11

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have and are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Law.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we have in our amended and restated memorandum and articles of association provided our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See Item 10. “Additional Information—H. Documents on Display.”

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

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties except for a double tax treaty entered into with the United Kingdom in 2010. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, 100% of our equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and their structured entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may apply to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its overseas parent that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiaries own 100% of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be a PRC tax resident enterprises as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.”

The Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, the entities which have the direct obligation to make certain payments to a non-resident enterprise must be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprise Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file a tax declaration with the PRC tax authority in the jurisdiction of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise, or be subject to certain penalties and additions to interest for any tax due. By promulgating and implementing Circular 59 and Circular 698, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, except for the purchase and sale of equity interests through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered an abusive use of the holding company structure without reasonable commercial purposes. Public Notice 7 extends its tax jurisdiction to both Indirect Transfer as set forth under Circular 698 and transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Public Notice 7 clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Pursuant to the Public Notice 7, both the foreign transferor and the transferee of the Indirect Transfer are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.”

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province. The VAT Pilot Program has been rolled out to the whole country since August 1, 2013.

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

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules that differ significantly from those summarized below (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, or investors that have a functional currency other than the United States dollar). In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

It is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash is categorized as a passive asset and the company’s goodwill and unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming we are the owner of our PRC structured entities for U.S. federal income tax purposes, and based on our current income and assets, we presently do not expect to be classified as a PFIC for the current taxable year or future taxable years. While we do not anticipate becoming a PFIC for the current taxable year or the foreseeable future, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming classified as a PFIC for the current or future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to be a PFIC in subsequent years (unless such U.S. Holder makes a “deemed sale” election, as discussed below), and such a U.S. Holder will become subject to special rules discussed below. U.S. Holders are urged to consult with their tax advisors regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a “deemed sale” election, as discussed further below.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules”.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of the rules applicable to qualified dividends and which includes an exchange of information program, or (ii) our ADSs or ordinary shares are readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange and will be considered readily tradable on an established securities market in the United States for as long as the ADSs continue to be listed on such exchange. Thus, we believe that we will be a qualified foreign corporation with respect to dividends we pay on our ADSs, though no assurances can be given with respect to our ADSs in this regard.

Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty(which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends we pay on our ADSs or ordinary shares, regardless of whether such shares are represented by the ADSs. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. In the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in amounts equal to the difference, if any, between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for United States foreign tax credit purposes under the United States-PRC income tax treaty. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (with respect to our ADSs, as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including under certain circumstances a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and

•	such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such prior taxable years, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the preceding paragraphs, provided such stock is regularly traded on a qualified exchange, including the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded on the New York Stock Exchange, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis in such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund election, which, if available, would result in tax treatment different from the general tax treatment of PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC or are treated as such with respect to such U.S. Holder, the U.S. Holder will generally be required to file an annual IRS Form 8621. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election and the unavailability of the QEF election.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC registration statements on Form F-1 under the Securities Act with respect to the offering of our ordinary shares represented by ADSs.

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

I. Subsidiary Information

See “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our presentation currency is Renminbi. The functional currencies of our holding company Bitauto Holdings Limited and our wholly owned subsidiaries outside of China are U.S. dollar and Hong Kong dollar, while the functional currency of our PRC subsidiary and structured entities is Renminbi. We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our services contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in further fluctuation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

Our earnings are affected by changes in interest rates due to the impact of such changes on interest income and interest expense from interest-bearing financial assets and liabilities. Our interest-bearing financial assets comprised primarily of cash deposits at floating rates based on Hong Kong Interbank Offered Rate and People’s Bank of China daily bank deposit rates. For the year ended December 31, 2012, 2013 and 2014, we did not incur any interest expenses.

For the year ended December 31, 2012, 2013 and 2014, interest income from cash deposits was approximately RMB5.5 million, RMB8.1 million and RMB13.6 million (US$2.2 million). The weighted average interest rate on our cash deposits is 0.92%, 0.95% and 1.14% for the year ended December 31, 2012, 2013 and 2014. The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB6.4 million (US$1.0 million), respectively, based on the cash, cash equivalents and time deposit balance at December 31, 2014 (2013: RMB5.5 million).

See Item 18 “Financial Statements—Notes to the financial statements—Note 24”.

Credit Risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via our management reporting procedures. We provide longer payment terms, ranging from 120 to 180 days to particular automaker customers after applying strict credit requirements based on our credit policy. These automaker customers, which comprise approximately 48.7% of total receivables as of December 31, 2014 (2013: approximately 42.8%), are major, long-standing customers and are mostly joint venture entities between PRC state-owned enterprises and international automakers. The related PRC state-owned enterprises have access to funds from the PRC government and thus do not represent substantial credit risks. However, with their influence in the automotive industry in the PRC, these customers are able to demand longer payment terms from their suppliers, such as us.

Credit risk from balances with banks and financial institutions is managed by our treasury in accordance with our policy. As of December 31, 2013 and 2014, substantially all of our cash and cash equivalents and time deposit were held by various reputable Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, the PRC promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since the PRC’s accession to the World Trade Organization, foreign banks have been gradually permitted to operate in the PRC and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which we have deposits has increased. In the event of bankruptcy of one of the banks that holds our deposits, we may not claim our deposits back in full because it may not be classified as a secured creditor based on PRC laws. When the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which we have deposits or investments increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely for us to claim back our deposits or investments in full. We maintain our deposits across a diversified portfolio of financial institutions and continue to monitor the financial strength of these financial institutions. Our maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2013 and 2014 is the carrying amounts as illustrated in “Item 18 Financial Statements —Notes to the financial statements—Note 24.” of our consolidated financial statements” included in this annual report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges our ADS Holders May Have to Pay

All fees and charges may, at any time and from time to time, be changed by agreement between the depositary and us but, in the case of fees and charges payable by holders or beneficial owners of our ADSs, only in the manner contemplated by paragraph (22) of the ADR and as contemplated in the deposit agreement. The depositary will provide, without charge, a copy of its latest fee schedule to anyone upon request.

Depositary fees payable upon (i) deposit of shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of deposited securities will be charged by the depositary to the person to whom the ADSs so issued are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation to the depositary (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees will be payable to the depositary by the DTC Participant(s) receiving the ADSs from the depositary or the DTC participant(s) surrendering the ADSs to the depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. Depositary fees in respect of distributions and the depositary services fee are payable to the depositary by ADS holders as of the applicable ADS record date established by the depositary. In the case of distributions of cash, the amount of the applicable depositary fees is deducted by the depositary from the funds being distributed. In the case of distributions other than cash and the depositary service fee, the depositary will invoice the applicable ADS holders as of the ADS record date established by the depositary. For ADSs held through DTC, the depositary fees for distributions other than cash and the depositary service fee are charged by the depositary to the DTC participants in accordance with the procedures and practices prescribed by DTC from time to time and the DTC participants in turn charge the amount of such fees to the beneficial owners for whom they hold ADSs.

The depositary may remit to us all or a portion of the depositary fees charged for the reimbursement of certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary may agree from time to time. We will pay to the depositary such fees and charges and reimburse the depositary for such out-of-pocket expenses as the depositary and we may agree from time to time. Responsibility for payment of such charges and reimbursements may from time to time be changed by agreement between us and the depositary. Unless otherwise agreed, the depositary shall present its statement for such expenses and fees or charges to us once every three months. The charges and expenses of the custodian are for the sole account of the depositary.

The right of the depositary to receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement. As to any depositary, upon the resignation or removal of such depositary as described in section 5.4 of the deposit agreement, such right shall extend for those fees, charges and expenses incurred prior to the effectiveness of such resignation or removal.

Service	Fees
• Issuance of ADSs	Up to US$5¢ per ADS issued

• Cancellation of ADSs	Up to US$5¢ per ADS canceled

• Distribution of cash dividends or other cash distribution	Up to US$5¢ per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distribution or exercise of rights	Up to US$5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$5¢ per ADS held

• Depositary services	Up to US$5¢ per ADS held on the applicable record date(s) established by the depositary bank

• Transfer of ADSs	US$1.50 per certificate presented for transfers

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

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

We received net proceeds of approximately US$96.4 million from our initial public offering after deducting expenses. We received net proceeds of approximately US$35.9 million from our follow-on offering after deducting expenses. For the period from the completion of our initial public offering to December 31, 2014, we used the net proceeds received from our public offerings as follows:

•	approximately US$10.0 million to repurchase ADSs from the open market; and

•	approximately US$80.2 million for general corporate purposes, including strategic investment, establishment of new entities, acquisitions of assets and capital increase for business development.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Rule 13(a)-15(f) and 15(d)-15(f) of the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013 Framework) issued by the Committee on Sponsoring Organizations of the Treadway Commission. Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Work It Out Jor Limited, Target Net (Beijing) Technology Company Limited and Beijing Runlin Automobile and Technology Company Limited, which are included in the 2014 consolidated financial statements of Bitauto Holdings Limited and constituted RMB110.5 million and RMB60.0 million of total and net assets, respectively, as of December 31, 2014 and RMB69.7 million and RMB20.4 million of revenues and net income, respectively, for the year then ended. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013 Framework) , our management concluded that, as of December 31, 2014, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Ernst & Young Hua Ming LLP, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.

Attestation Report of the Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited

We have audited Bitauto Holdings Limited’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Work It Out Jor Limited, Target Net (Beijing) Technology Company Limited and Beijing Runlin Automobile and Technology Company Limited, which are included in the 2014 consolidated financial statements of Bitauto Holdings Limited and constituted RMB110.5 million and RMB60.0 million of total and net assets, respectively, as of December 31, 2014 and RMB69.7 million and RMB20.4 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Bitauto Holdings Limited also did not include an evaluation of the internal control over financial reporting of Work It Out Jor Limited, Target Net (Beijing) Technology Company Limited and Beijing Runlin Automobile and Technology Company Limited.

In our opinion, Bitauto Holdings Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Bitauto Holdings Limited as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 of Bitauto Holdings Limited and our report dated April 20, 2015, expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 20, 2015

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Jun Hou, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) is our audit committee financial expert.

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

	For the Year Ended December 31,
	2013	2014
	(In US$ thousands)
Audit fees(1)	965	1,111
Audit-related fees(2)	242	—
Tax fees(3)	24	42
Other service fees(4)	—	229

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting).
(2)	“Audit- related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services, which mainly included the SAS 100 review of the September 30, 2013 financial statements and other assurance services rendered in connection with our Form F-3 filing in December 2013.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.
(4)	“Other service fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for buy-side due diligence service.

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

ITEM 16G. CORPORATE GOVERNANCE

Certain corporate governance practices in the Cayman Islands, which is our home country, are considerably different than the standards applied to U.S. domestic issuers. We are exempt from certain corporate governance requirements of the NYSE by virtue of being a foreign private issuer. For example, we are not required to:

•	have a majority of the board be independent (other than due to the requirements for the audit committee under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act);

•	have regularly scheduled executive sessions with only non-management directors;

•	have a fully independent nominating and corporate governance committee;

•	have at least one executive session of solely independent directors each year; or

•	seek shareholder approval for (i) the implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or 1% of the voting power outstanding to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares, and (iv) an issuance that would result in a change of control.

We have elected to follow home country practice with respect to the above. Other than these practices, there have been no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the requirements of NYSE rules, except that during the period from February 16, 2015 to March 4, 2015, our audit committee was comprised of only two members, both of whom were independent directors.

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001- 34947))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.4	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.5	Amendment to the Shareholders’ Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))

4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.3	2012 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.4	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.5	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.6	Exclusive Business Cooperation Agreement between BBII and BBIT (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.7	Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.8	Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.9	Loan Agreement between BBII and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.10	Exclusive Business Cooperation Agreement between BBII and BEAM (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.11	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.12	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.13	Loan Agreement between BBII and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

Exhibit Number	Description of Document

4.14	Power of Attorney by the shareholders of each PRC structured entity (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.15*	Subscription Agreement by and among the Registrant, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015

4.16*	English translation of Business Cooperation Agreement between the Registrant and JD.com, Inc., dated January 9, 2015

4.17*	Investor Rights Agreement by and among the Registrant, JD.com Global Investment Limited and Dongting Lake Investment Limited dated February 16, 2015

4.18*	Share Subscription Agreement by and among the Registrant, Yixin Capital Limited, Dongting Lake Investment Limited, JD Financial Investment Limited and Hammer Capital Management Limited dated January 9, 2015

4.19*	Shareholders’ Agreement by and among Bitauto Hong Kong Limited, Yixin Capital Limited, Dongting Lake Investment Limited, JD Financial Investment Limited and Hammer Capital Management Limited dated February 16, 2015

4.20*	Exclusive Business Cooperation Agreement between Techuang and Beijing Yixin dated February 15, 2015

4.21*	Exclusive Option Agreement among Techuang, Beijing Yixin and a shareholder of Beijing Yixin dated April 20, 2015

4.22*	Share Pledge Agreement among Techuang, Beijing Yixin and a shareholder of Beijing Yixin dated April 20, 2015

4.23*	Power of Attorney by a shareholder of Beijing Yixin dated April 20, 2015

8.1*	List of Subsidiaries and Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Ernst & Young Hua Ming LLP

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

	By:	/s/ Bin Li
Name: Bin Li
Title: Chairman and Chief Executive Officer
Date: April 20, 2015

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bitauto Holdings Limited

We have audited the accompanying consolidated statements of financial position of Bitauto Holdings Limited (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bitauto Holdings Limited as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Bitauto Holdings Limited’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 20, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 20, 2015

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2012 RMB	2013 RMB	2014 RMB
Revenue	5	1,056,905,980	1,439,332,364	2,458,938,024
Cost of revenue		(292,150,155)	(335,198,970)	(597,010,464)

Gross profit		764,755,825	1,104,133,394	1,861,927,560
Selling and administrative expenses	6.1	(557,355,414)	(748,868,802)	(1,175,686,612)
Product development expenses		(53,794,845)	(104,405,159)	(148,078,746)

Operating profit		153,605,566	250,859,433	538,162,202
Other income	6.2	6,579,959	12,419,154	3,675,572
Other expenses	6.3	(7,279,115)	(6,892,492)	(14,579,718)
Interest income		5,534,742	8,111,431	13,606,952
Interest expense		(3,771,809)	(2,751,915)	(6,339,436)
Changes in fair value of financial assets		(267,297)	—	—
Share of (losses)/profits of associates and joint ventures	4	(317,143)	1,737,568	(1,341,336)
Gain from step acquisition arising from revaluation of previously held equity interest	3	—	—	53,581,440

Profit before tax		154,084,903	263,483,179	586,765,676
Income tax expense	7	(18,923,256)	(22,254,998)	(97,643,152)

Profit for the year		135,161,647	241,228,181	489,122,524
Other comprehensive (loss)/income
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:
Foreign currency exchange differences, net of tax of nil		(1,679,942)	(15,168,361)	3,163,699
Net gain on available-for-sale financial instruments, net of tax of nil	20.1	1,093,734	9,068,634	5,975,938

Other comprehensive (loss)/income for the year, net of tax		(586,208)	(6,099,727)	9,139,637

Total comprehensive income for the year, net of tax		134,575,439	235,128,454	498,262,161

Profit for the year attributable to:
Ordinary shareholders of the parent		135,161,647	241,228,181	485,190,724
Non-controlling interest		—	—	3,931,800
Total comprehensive income attributable to:
Ordinary shareholders of the parent		134,575,439	235,128,454	494,330,361
Non-controlling interest		—	—	3,931,800
Profit per share	18
- basic, profit for the year per share attributable to ordinary shareholders of the parent		3.40	6.07	11.62
- diluted, profit for the year per share attributable to ordinary shareholders of the parent		3.33	5.74	10.88

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2013 RMB	2014 RMB
ASSETS
Non-current assets
Property, plant and equipment	8	74,836,453	127,878,000
Intangible assets	9	42,147,481	243,201,184
Investments in associates and joint ventures	4	7,756,167	87,914,371
Available-for-sale investments	20	32,887,895	69,541,208
Goodwill	10	38,992,640	187,434,356
Deferred tax assets	7	12,235,229	26,205,070
Other non-current assets		4,954,726	16,119,616

		213,810,591	758,293,805

Current assets
Trade receivables	12	656,654,578	1,343,373,607
Bills receivables	13	69,183,900	104,716,846
Prepayments and other receivables	14	75,907,000	146,852,416
Due from related parties	23	4,578,747	38,934,999
Inventories		—	370,994
Time deposit	15	—	61,190,000
Cash and cash equivalents	16	1,101,660,090	1,221,472,624
Other current assets		305,842	101,947

		1,908,290,157	2,917,013,433

TOTAL ASSETS		2,122,100,748	3,675,307,238

EQUITY AND LIABILITIES
Equity
Issued capital	17	12,128	12,662
Share premium	17	2,650,342,547	2,696,753,983
Treasury shares	17	(62,727,907)	(62,579,400)
Employee equity benefit reserve	19	52,721,654	91,534,747
Other reserve
- Foreign currency translation reserve		9,616,245	12,779,944
- Available-for-sale financial instruments reserve		10,162,368	16,138,306
Accumulated losses		(1,184,278,154)	(699,087,430)

Equity attributable to ordinary shareholders of the parent		1,475,848,881	2,055,552,812
Non-controlling interest		—	105,362,097

Total equity		1,475,848,881	2,160,914,909

Non-current liabilities
Deferred tax liabilities	7	5,033,021	48,535,845
Other non-current liabilities		—	38,323,654

		5,033,021	86,859,499

Current liabilities
Trade payables	21	232,533,524	589,152,700
Other payables and accruals	22	366,715,770	717,017,074
Due to related parties	23	2,550,000	4,500,000
Income tax payable		39,419,552	116,863,056

		641,218,846	1,427,532,830

Total liabilities		646,251,867	1,514,392,329

TOTAL EQUITY AND LIABILITIES		2,122,100,748	3,675,307,238

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributed to Ordinary Shareholders of the Parent
	Issued capital (Note 17)	Share premium (Note 17)	Treasury shares (Note 17)	Employee equity benefit reserve (Note 19)	Other reserve- foreign currency translation reserve, net of tax of nil	Other reserve- available-for- sale financial instrument reserve, net of tax of nil	Accumulated losses	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2012	11,696	2,409,156,049	(16,809,532)	27,706,721	26,464,548	—	(1,560,667,982)	885,861,500
Profit for the year	—	—	—	—	—	—	135,161,647	135,161,647
Other comprehensive (loss)/income	—	—	—	—	(1,679,942)	1,093,734	—	(586,208)

Total comprehensive (loss)/income for the year	—	—	—	—	(1,679,942)	1,093,734	135,161,647	134,575,439
Share-based payment	—	—	—	13,285,819	—	—	—	13,285,819
Repurchase of ordinary shares	—	—	(45,918,375)	—	—	—	—	(45,918,375)

As of December 31, 2012	11,696	2,409,156,049	(62,727,907)	40,992,540	24,784,606	1,093,734	(1,425,506,335)	987,804,383

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributed to Ordinary Shareholders of the Parent
	Issued capital (Note 17)	Share premium (Note 17)	Treasury shares (Note 17)	Employee equity benefit reserve (Note 19)	Other reserve- foreign currency translation reserve, net of tax of nil	Other reserve- available-for- sale financial instrument reserve, net of tax of nil	Accumulated losses	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2013	11,696	2,409,156,049	(62,727,907)	40,992,540	24,784,606	1,093,734	(1,425,506,335)	987,804,383
Profit for the year	—	—	—	—	—	—	241,228,181	241,228,181
Other comprehensive (loss)/income	—	—	—	—	(15,168,361)	9,068,634	—	(6,099,727)

Total comprehensive (loss)/income for the year	—	—	—	—	(15,168,361)	9,068,634	241,228,181	235,128,454
Exercise of options	—	21,886,238	—	(7,657,345)	—	—	—	14,228,893
Issuance of ordinary shares (Note 17)	432	219,300,260	—	—	—	—	—	219,300,692
Share-based payment	—	—	—	19,386,459	—	—	—	19,386,459

As of December 31, 2013	12,128	2,650,342,547	(62,727,907)	52,721,654	9,616,245	10,162,368	(1,184,278,154)	1,475,848,881

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributed to Ordinary Shareholders of the Parent
	Issued capital (Note 17)	Share premium (Note 17)	Treasury shares (Note 17)	Employee equity benefit reserve (Note 19)	Other reserve- foreign currency translation reserve, net of tax of nil	Other reserve- available- for-sale financial instruments reserve, net of tax of nil	Accumulated losses	Total	Non-controlling interest	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2014	12,128	2,650,342,547	(62,727,907)	52,721,654	9,616,245	10,162,368	(1,184,278,154)	1,475,848,881	—	1,475,848,881
Profit for the year	—	—	—	—	—	—	485,190,724	485,190,724	3,931,800	489,122,524
Other comprehensive income	—	—	—	—	3,163,699	5,975,938	—	9,139,637	—	9,139,637

Total comprehensive income for the year	—	—	—	—	3,163,699	5,975,938	485,190,724	494,330,361	3,931,800	498,262,161
Exercise of options and RSUs	—	46,411,436	148,507	(18,290,773)	—	—	—	28,269,170	—	28,269,170
Issuance of ordinary shares (Note 17)	534	—	—	—	—	—	—	534	—	534
Share-based payment	—	—	—	57,103,866	—	—	—	57,103,866	—	57,103,866
Acquisitions of subsidiaries (Note 3)	—	—	—	—	—	—	—	—	101,430,297	101,430,297

As of December 31, 2014	12,662	2,696,753,983	(62,579,400)	91,534,747	12,779,944	16,138,306	(699,087,430)	2,055,552,812	105,362,097	2,160,914,909

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2012	2013	2014
		RMB	RMB	RMB
Operating activities
Profit before tax		154,084,903	263,483,179	586,765,676
Non-cash adjustments to reconcile profit before tax to net cash flows:
Depreciation of property, plant and equipment	8	19,415,439	30,238,275	38,318,421
Amortization of intangible assets	9	11,902,559	11,907,235	20,957,848
Exercise of Car King Holding Ltd. warrant		—	37,157	—
Loss/(gain) on disposal of property, plant and equipment	6	1,388,379	485,883	(501,176)
Gain on disposal of intangible assets		—	—	(10,377)
Share-based payment	19	13,285,819	19,386,459	57,103,866
Provision for bad debts	12	10,023,510	10,348,662	13,896,878
Impairment of available-for-sale investments		—	768,526	—
Interest income		(5,534,742)	(8,111,431)	(13,606,952)
Interest expense		3,771,809	2,751,915	6,339,436
Share of losses/(profits) of associates and joint ventures	4	4,109	(1,737,568)	1,341,336
Gain from step acquisition arising from revaluation of previously held equity interest	3	—	—	(53,581,440)
Unrealized exchange (gains)/losses	6	(4,484,641)	(11,727,588)	1,556,594
Changes in fair value of financial assets		267,297	—	—
Fair value adjustment of a contingent consideration		1,870,000	—	—
Changes in working capital, net of effects of acquisitions:
Trade receivables		(59,099,136)	(194,928,544)	(653,530,462)
Bills receivables		5,771,153	(415,640)	(35,532,946)
Prepayments and other receivables		(35,845,164)	(2,164,153)	(64,129,366)
Due from related parties		4,981,020	866,698	(34,356,252)
Inventories		(42,572)	42,572	255,197
Other current assets		1,274,340	458,762	203,895
Other non-current assets		420,060	(4,954,726)	(11,164,890)
Trade payables		(66,272,727)	99,930,321	292,112,065
Other payables and accruals		71,526,121	141,406,547	290,417,043
Due to related parties		(374,996)	2,125,000	1,950,000

		128,332,540	360,197,541	444,804,394
Interest received		5,534,742	8,111,431	13,215,846
Income tax paid		(5,504,973)	(37,753,200)	(44,419,052)

Net cash flows from operating activities		128,362,309	330,555,772	413,601,188

Investing activities
Proceeds from sale of property, plant and equipment		4,943,299	2,460,599	1,573,502
Proceeds from sale of intangible assets		—	—	671,984
Purchases of property, plant and equipment	8	(57,071,099)	(29,396,843)	(48,390,605)
Purchases of intangible assets	9	(9,201,739)	(3,725,182)	(7,915,237)
Investment in associates and joint ventures		(3,000,000)	(2,610,000)	(66,750,000)
Purchase of available-for-sale investments	20.1	(18,973,656)	(5,487,207)	(30,595,000)
Placement of time deposit		—	—	(61,190,000)
Acquisition of subsidiaries, net of cash acquired		—	(18,000,000)	(107,693,185)

Net cash flows used in investing activities		(83,303,195)	(56,758,633)	(320,288,541)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2012	2013	2014
		RMB	RMB	RMB
Financing activities
Interest expense paid		(2,761,963)	(2,751,915)	(3,683,909)
Exercise of options		—	12,992,594	29,490,370
Proceeds from issuance of ordinary shares, net of issuance costs		—	220,132,181	227
Payment of public offering expenses		—	—	(831,531)
Repurchase of ordinary shares		(46,210,492)	—	—

Net cash flows (used in)/from financing activities		(48,972,455)	230,372,860	24,975,157

Net (decrease)/increase in cash and cash equivalents		(3,913,341)	504,169,999	118,287,804
Net foreign exchange difference		2,921,749	(2,895,467)	1,524,730
Cash and cash equivalents at beginning of the year		601,377,150	600,385,558	1,101,660,090

Cash and cash equivalents at end of the year		600,385,558	1,101,660,090	1,221,472,624

Supplemental disclosure of non-cash activities:
Acquisition of subsidiaries		2,879,846	—	61,209,204
Purchases of property, plant and equipment		1,586,668	1,591,804	43,081,557
Exchange of advertising services for motor vehicles		10,783,847	—	—
Purchases of intangible assets		—	—	424,528
Public offering expenses accrued for in other payables and accruals		—	831,531	—
Amounts receivable from exercise of options		—	(1,236,299)	(19,581)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations other than acting as an investment holding company and parent of its subsidiaries and structured entities (the “SEs”). The Company conducts most of its business operations through its subsidiary, Beijing Bitauto Internet Information Company Limited (“BBII”) and the SEs (collectively, the “Group”), which are all established in the People’s Republic of China (the “PRC”). The Company owns 100% of the equity of BBII through a wholly-owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”).

The Group is principally engaged in the provision of Internet content and marketing services in the automobile industry, including advertising services, subscription services, listing services and one-stop digital marketing solution services in the PRC.

As of December 31, 2014, the Company’s principal operating subsidiaries and the SEs are as follows:

Name	Place and date of incorporation or registration and place of operations		% equity interest
			2014	2013
Subsidiaries
Beijing Bitauto Internet Information Company Limited	January 20, 2006	PRC	100	100
Bitauto Hong Kong Limited	April 27, 2010	Hong Kong	100	100
SEs
Beijing C&I Advertising Company Limited	December 30, 2002	PRC	100	100
Beijing Runlin Automobile and Technology Company Limited (“Beijing Runlin”)	April 24, 2003	PRC	51	—
Beijing Bitauto Information Technology Company Limited	November 30, 2005	PRC	100	100
Beijing Yihui Interactive Advertising Company Limited (formerly known as Beijing Brainstorm Advertising Company Limited)	February 10, 2006	PRC	100	100
Beijing New Line Advertising Company Limited	June 8, 2006	PRC	100	100
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007	PRC	100	100
Beijing Taoche Information Technology Company Limited	February 2, 2008	PRC	100	100
Beijing Easy Auto Media Company Limited	March 7, 2008	PRC	100	100
Beijing You Jie Information Company Limited	July 11, 2008	PRC	100	100
Beijing Bitcar Interactive Information Technology Company Limited (“Bitcar”)	October 16, 2008	PRC	100	100
Beijing BitOne Technology Company Limited	August 13, 2010	PRC	100	100
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011	PRC	100	100
Target Net (Beijing) Technology Company Limited (“Target Net”)	January 31, 2012	PRC	51	20
Bitauto (Tianjin) Commerce Company Limited	May 16, 2014	PRC	100	—

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information (continued)

Bitauto HK’s principal activities are the provision of administrative and consulting services to its subsidiaries. BBII’s principal activities are the provision of technical and consulting services to the SEs. All of the SEs’ principal activities are the provision of advertising services, subscription services, listing services and one-stop digital marketing solution services through various forms of media, such as websites and mobile.

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

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and its SEs for the years ended December 31, 2012, 2013 and 2014.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Details on the principal subsidiaries and SEs of the Company are disclosed in Note 1 – Corporate information.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Cash-generating unit (“CGU”) for goodwill impairment testing

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Group. Until December 31, 2012, the Group managed its business in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. In late 2012, the Easypass services, which were part of the bitauto.com business, had grown into an automobile marketing and customer relationship management (“CRM”) platform providing web-based and mobile-based integrated digital marketing solutions and CRM services to automobile customers in the PRC, collectively known as “EP platform business”. Based on the above, management started to oversee and monitor the EP platform business as a separate business unit starting from January 1, 2013. As a result, starting from January 1, 2013, the chief operating decision maker has identified the EP platform business as a separate segment in accordance with IFRS 8 Operating Segments.

The Bitcar and Bit EP legal entities that respectively benefit from the synergies of the acquisition of Bitcar belong to the same EP platform business segment. As of January 1, 2013, management concluded that there was no impairment associated with the goodwill allocated to the Bitcar and Bit EP legal entities, respectively. Management also started to monitor the total goodwill associated with the Bitcar acquisition on a combined basis at the EP platform business segment level starting from January 1, 2013. Target Net, Beijing Runlin and other legal entities belonging to EP platform business were expected to benefit from the synergies of the acquisitions of Target Net and Beijing Runlin. The goodwill of Target Net and Beijing Runlin was allocated entirely to the EP platform business segment. Work It Out Jor Limited (“Work It Out”) and other legal entities belonging to digital marketing solutions segment were expected to benefit from the synergies of the acquisition of Work It Out. The goodwill of Work It Out was allocated entirely to the digital marketing solutions segment. Based on the above, the lowest level within the Group at which goodwill is monitored for internal management purposes is the business segment level. Therefore, goodwill impairment was tested at the business segment level as of December 31, 2014.

Foreign currencies

The Group’s presentation currency is the RMB. The Company, its subsidiaries and the SEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies of the Company and its wholly owned subsidiaries outside China are the U.S. dollar (US$) and the Hong Kong dollar (“HKD”), and the functional currency of PRC subsidiaries and the SEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.2	Significant accounting judgments, estimates and assumptions (continued)

Estimates and assumptions

a.	Impairment of trade receivables

The Group recognizes a provision for bad debts associated with its trade receivables in accordance with the accounting policy stated in Note 2.3. The Group has made judgments based on the age of the trade receivables and the customer specific credit risk in relation to the impairment of the trade receivable balances, which include the incurrence of losses, and amounts expected to be recovered in respect of any impaired trade receivables. As of December 31, 2013 and 2014, the provision for bad debts amounted to RMB23,802,281 and RMB37,699,159, respectively.

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

Deferred tax assets are recognized for unused tax losses and other deductible temporary differences to the extent it is probable that taxable profit will be available against which the losses and other deductible temporary differences can be recognized. Significant management estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further details are set out in Note 7.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The major inputs to the valuation models for the assessment of the fair value of other financial assets are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. For available-for-sale financial investments, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. Further details are set out in Note 20.1.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair values, which are the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The Group determines the fair value for non-financial assets by considering the highest and best use of the asset from the perspective of market participants.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Investments in associates and joint ventures

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

The Group’s investments in its associates and joint ventures are accounted for using the equity method.

Under the equity method, the investments in the associates and the joint ventures are carried at cost plus post acquisition changes in the Group’s share of net assets of the associates and the joint ventures. Goodwill relating to the associates and the joint ventures is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group’s share of the results of operations of the associates or joint ventures. Any change in OCI of those investees is presented as part of the Group’s OCI. Unrealized gains and losses resulting from transactions between the Group and the associates or joint ventures are eliminated to the extent of the interest in the associates or joint ventures.

The aggregate of the Group’s share of profit or loss of associates and joint ventures is shown on the face of the statement of comprehensive income outside operating profit and represents profit or loss after tax and non-controlling interests in the subsidiaries of the associates or joint ventures.

The financial statements of the associates and the joint ventures are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investments in its associates and joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investments in the associates and the joint ventures are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and the joint ventures and its carrying value and recognizes the amount in the share of profits/losses of associates and joint ventures in the consolidated statements of comprehensive income.

Upon loss of significant influence or joint control over the associates or the joint ventures respectively, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associates and the joint ventures upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

For the purpose of fair value disclosures, the Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained in Note 20.

Foreign currencies

The Group’s presentation currency is the RMB. The Company, its subsidiaries and the SEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies of the Company and its wholly owned subsidiaries outside China are the US$ and the HKD, and the functional currency of PRC subsidiaries and the SEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The useful lives of intangible assets are assessed as either finite or indefinite.

	Estimated useful life	Internally generated or acquired
Purchased software	5 – 10 years	Acquired
Digital Sales Assistant system	10 years	Acquired
Trade name and lifetime membership	Indefinite	Acquired
Domain names	10 years	Acquired
Contract backlog	1.1 – 2 years	Acquired
Brand name	15.25 years	Acquired
Customer relationship	6 – 15.25 years	Acquired
Others	5 years	Acquired

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Impairment of goodwill and intangible assets with indefinite lives

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of the CGU, to which the goodwill relates. When the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill are not reversible in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand and cash equivalents with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the consolidated statements of cash flow, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Time deposit

Time deposit comprises highly liquid investments with original maturities of greater than three months, but less than twelve months.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Initial recognition and subsequent measurement of financial assets

The Group’s financial assets include cash and cash equivalents, time deposit, trade receivables, bills receivables, other receivables, financial assets at fair value through profit or loss and available-for-sale investments. The Group determines the classification of its financial assets at initial recognition.

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

The subsequent measurement of financial assets depends on their classification as follows:

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held to maturity when the Group has the positive intention and ability to hold them to maturity. Cash equivalents with an original maturity of three months or less and time deposit, categorized as held-to-maturity investments, are measured at amortized cost, to the extent that the effect of discounting is material, using the effective interest rate, less provision for impairment.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives such as the warrant associated with the financial assets discussed in Note 20.1 are measured at fair value with changes in fair value recognized in profit or loss. Dividend or interest income, if any, from financial assets at fair value through profit or loss is recognized in profit or loss as part of other income when the Group’s right to receive payments is established.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Initial recognition and subsequent measurement of financial assets (continued)

Available-for-sale investments

Available-for-sale financial investments are mainly equity investments. Equity investments classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale financial instruments reserve until the investments are derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investments are determined to be impaired, when the cumulative loss is reclassified from the available-for-sale financial instruments reserve to profit or loss. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Employee Benefits—PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB53,876,162, RMB73,872,937 and RMB97,974,066 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Revenue recognition

As disclosed in Note 2.2, the Group started to manage its business in four segments starting from January 1, 2013. The Group also reorganized its revenue streams based on how management monitors and oversees the business as a result of its segment restructuring. As a result, starting from January 1, 2013, the Group reorganized its revenue streams into advertising services, dealer subscription and listing services and agent services. The Group also revised the comparative figures for the year ended December 31, 2012 accordingly.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Revenue recognition (continued)

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied: (i) the amount of revenue can be measured reliably; (ii) it is probable that the economic benefits associated with the transaction will flow to the Group; (iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and (iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Value added tax is deducted from revenues.

The Group enters into transactions that may include website design, set-up, and maintenance services, and customer relationship management services. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The Group determines the fair value of each component based on the selling price of the component if sold separately by the Group. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following specific recognition criteria must also be met before revenue is recognized:

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

The Group provides web-based and mobile-based integrated digital marketing solutions and customer relationship management services to new car customers and used car dealers and listing services to used car dealers. The Group makes available throughout the subscription or listing period a proprietary platform linked to its website or media vendors’ websites where automobile customers can manage their customer relationships, and publish information, such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Additionally, the Group provides customer relationship management services. The revenue is recognized when the services have been rendered and the collectability is reasonably assured. Revenues from dealer subscription and listing services are reported at a gross amount.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Revenue recognition (continued)

(c)	Agent services

The Group receives commissions for assisting customers in placing advertisements on media vendor websites (“advertising agent services”). The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. The Group also receives performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. Revenue is recognized when the amounts of these performance-based rebates are probable and reasonably estimable. The Group also provides other services to assist customers, such as, project based services including public relations and marketing campaign, website design, setup and maintenance services. The Group recognizes project based services revenue when the services have been rendered, and the collectability is reasonably assured. Revenue from development services is recognized when the services have been rendered, which is once the design and setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	the entity is an associate or joint venture of the Group, or vice versa;

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group;

(vi)	the entity is controlled or jointly controlled by a person identified in (a); and

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements

New Standards, Amendments and Interpretations to Existing Standards Adopted by the Group

Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems (such as central clearing house systems), which apply gross settlement mechanisms that are not simultaneous. As the Group does not have any financial instruments that are set off in accordance with IAS 32 nor subject to an enforceable master netting arrangement, these amendments did not have an impact on the Group’s financial position and performance.

Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required. These amendments have no impact on the Group as the Group has not novated its derivatives during the current or prior periods.

IFRIC 21 Levies. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21. This interpretation has no impact on the Group as it has applied the recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

Annual Improvements 2010-2012 Cycle. In the 2010-2012 annual improvements cycle the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Group as it already measures short-term receivables and payables at invoice amount.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group

Annual Improvements 2011-2013 Cycle (issued in December 2013)

These improvements are effective for annual periods beginning on or after July 1, 2014 and when adopted will not have a material impact on the Group’s financial position and performance.

Amendment to IFRS 3 Business Combinations – Scope exceptions for joint ventures. The amendment clarifies that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

This amendment is applied prospectively.

Amendment to IFRS 13 Fair Value Measurement – Scope of paragraph 52 (portfolio exception). The amendment clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable). This amendment is applied prospectively.

Annual Improvements 2010-2012 Cycle (issued in December 2013)

These improvements are effective for annual periods beginning on or after July 1, 2014 and when adopted will not have a material impact on the Group’s financial position and performance.

Amendment to IFRS 2 Share-based Payment – Definitions of vesting conditions. This amendment clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

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

The amendment is applied prospectively.

Amendment to IFRS 3 Business Combinations – Accounting for contingent consideration in a business combination. The amendment clarifies that all contingent consideration arrangements classified as liabilities or assets arising from a business combination must be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable). The amendment is applied prospectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group (continued)

Annual Improvements 2010-2012 Cycle (issued in December 2013) (continued)

Amendment to IFRS 8 Operating Segments – Aggregation of operating segments. The amendment clarifies that an entity must disclose the judgments made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’. The amendment is applied retrospectively.

Amendment to IFRS 8 Operating Segments – Reconciliation of the total of the reportable segments’ assets to the entity’s assets. The amendment clarifies that the reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities. The amendment is applied retrospectively.

Amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets – Revaluation method – proportionate restatement of accumulated depreciation/amortization. The amendments clarify that the restatement can be performed, as follows:

•	Adjust the gross carrying amount of the asset to market value; or

•	Determine the market value of the carrying amount and adjust the gross carrying amount proportionately so that the resulting carrying amount equals the market value

In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset. These amendments are applied retrospectively.

Amendment to IAS 24 Related Party Disclosures—Key Management Personnel. The amendment clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services. This amendment is applied retrospectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group (continued)

Effective for the 2016 financial year

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – Sale or contribution of assets between an investor and its associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3 Business Combinations, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The amendments are applied prospectively and early application is permitted.

Amendments to IAS 1 Presentation of Financial Statements – Disclosure Initiative. The amendments clarify

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and other comprehensive income. Early adoption is permitted. The adoption of this amendment affects presentation only therefore, did not have an impact on the Group’s financial position or performance.

Amendments to IFRS 11 Joint Arrangements—Accounting for Acquisitions of Interests: The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group (continued)

Effective for the 2016 financial year (continued)

Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization: The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

Annual improvements 2012-2014 Cycle (issued in September 2014)

These improvements are effective for annual periods beginning on or after January 1, 2016 and when adopted will not have a material impact on the Group’s financial position and performance.

Amendment to IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations – Changes in methods of disposal. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. The amendment is applied prospectively.

Amendments to IFRS 7 Financial Instruments: Disclosures – Servicing contracts. The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7.B30 and IFRS 7.42C in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

Amendments to IFRS 7 Financial Instruments: Disclosures – Applicability of the offsetting disclosures to condensed interim financial statements. The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. The amendment is applied retrospectively.

Amendment to IAS 34 Interim Financial Reporting – Disclosure of information elsewhere in the interim financial report. The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. The amendment is applied retrospectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group (continued)

Effective for 2017 financial year

IFRS 15 Revenue from Contracts with Customers. IFRS 15 replaces all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services) and applies to all revenue arising from contracts with customers. It also provides a model for the recognition and measurement of disposal of certain non-financial assets including property, equipment and intangible assets. The standard outlines the principles an entity must apply to measure and recognize revenue. The core principle is that an entity will recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 will be applied using a five-step model:

Step 1. Identify the contract(s) with a customer

Step 2. Identify the performance obligations in the contract

Step 3. Determine the transaction price

Step 4. Allocate the transaction price to the performance obligations in the contract

Step 5. Recognize revenue when (or as) the entity satisfies a performance obligation

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. Application guidance is provided in IFRS 15 to assist entities in applying its requirements to certain common arrangements, including licences, warranties, rights of return, principal versus agent considerations, options for additional goods or services and breakage.

Entities can choose to apply the standard using either a full retrospective approach with some limited relief provided, or a modified retrospective approach. Early application is permitted. The Group is currently assessing the impact of the new requirements on the financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements (continued)

New Standards, Amendments and Interpretations to Existing Standards not yet Adopted by the Group (continued)

Effective for the 2018 financial year

IFRS 9 Financial Instruments. The key requirements of IFRS 9 are, as follows:

Classification and measurement of financial assets

All financial assets are measured at fair value on initial recognition, adjusted for transaction costs if the instrument is not accounted for at fair value through profit or loss. Debt instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income, on the basis of their contractual cash flow characteristics and the business model under which the debt instruments are held. There is a fair value option that allows financial assets on initial recognition to be designated as fair value through profit or loss if that eliminates or significantly reduces an accounting mismatch. Equity instruments are generally measured at fair value through profit or loss. However, entities have an irrevocable option on an instrument-by-instrument basis to present changes in the fair value of non-trading equity instruments in OCI (without subsequent reclassification to profit or loss).

Classification and measurement of financial liabilities

For financial liabilities designated as fair value through profit or loss using the fair value option, the amount of change in the fair value of such financial liabilities that is attributable to changes in credit risk must be presented in OCI. The remainder of the change in fair value is presented in profit or loss, unless presentation of the fair value change in respect of the liability’s credit risk in OCI would create or enlarge an accounting mismatch in profit or loss. All other IAS 39 Financial Instruments: Recognition and Measurement classification and measurement requirements for financial liabilities have been carried forward into IFRS 9, including the embedded derivative separation rules and the criteria for using the fair value option.

Impairment

The impairment requirements are based on an expected credit loss model that replaces the IAS 39 incurred loss model. The expected credit loss model applies to: debt instruments accounted for at amortized cost or at fair value through OCI; most loan commitments; financial guarantee contracts; contract assets under IFRS 15; and lease receivables under IAS 17 Leases. Entities are generally required to recognize either 12-months’ or lifetime expected credit losses, depending on whether there has been a significant increase in credit risk since initial recognition (or when the commitment or guarantee was entered into). For some trade receivables, the simplified approach may be applied whereby the lifetime expected credit losses are always recognized.

Hedge accounting

Hedge effectiveness testing is prospective, without the 80% to 125% bright line test in IAS 39, and, depending on the hedge complexity, can be qualitative. A risk component of a financial or non-financial instrument may be designated as the hedged item if the risk component is separately identifiable and reliably measureable. The time value of an option, any forward element of a forward contract and any foreign currency basis spread, can be excluded from the designation of the hedging instrument and accounted for as costs of hedging. More designations of groups of items as the hedged item are possible, including layer designations and some net positions.

Early application is permitted for reporting periods beginning after July 24, 2014. The transition to IFRS 9 differs by requirements and is partly retrospective and partly prospective. Despite the requirement to apply IFRS 9 in its entirety, entities may elect to apply early only the requirements for the presentation of gains and losses on financial liabilities designated as fair value through profit or loss without applying the other requirements in the standard. The Group is currently assessing the impact of the new requirements on the financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions

Acquisition of Work It Out

In March, 2014, the Group acquired 100% equity interest in Work It Out, a company incorporated in Hong Kong and specializing in the provision of advertising services, to expand its advertising services.

Acquisition of additional interest in Target Net

In October, 2012, the Group acquired a 20% interest in Target Net, an unlisted entity based in PRC and involved in the provision of internet information distribution services. In July, 2014, the Group acquired an additional 31% equity interest in Target Net, increasing its ownership interest to 51%. The Group acquired Target Net to expand its internet information distribution services.

This transaction was considered as a step acquisition under IFRS 3, Business Combinations. The Group recognized a gain of RMB53,581,440 and included in the gain from step acquisition arising from revaluation of previously held equity interest in the consolidated statements of comprehensive income for the year ended December 31, 2014.

Acquisition of Beijing Runlin

In October, 2014, the Group acquired 51% equity interest in Beijing Runlin, an unlisted entity based in PRC and involved in the provision of solutions and applications to the CRM system to auto makers and dealers. The Group acquired Beijing Runlin to expand its CRM services.

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

Fair value recognized on acquisition RMB
Cash and cash equivalents	23,490,120
Property, plant and equipment	2,089,446
Intangible assets	214,333,393
Other assets	53,159,468
Current liabilities	(39,211,499)
Deferred tax liabilities	(46,850,438)

Net assets	207,010,490
Non-controlling interests	(101,430,297)
Goodwill arising on acquisitions	148,441,716

Total considerations	254,021,909

Fair value of previously held equity interest	(61,629,400)
Consideration settled by cash	(131,183,305)

Contingent considerations	61,209,204

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions (continued)

Out of the total purchase consideration for acquiring Target Net, the Group will pay in aggregate RMB50,000,000 contingent upon Target Net meeting certain revenue and net profit targets for the years of 2014 and 2015. The Group measured the liability at an estimated fair value of RMB45,525,600 as of the acquisition date, and remeasured to its estimated fair value of RMB47,834,000 as of December 31, 2014 with the change recorded in earnings.

Out of the total purchase consideration for acquiring Beijing Runlin, the Group will pay in aggregate RMB20,000,000 contingent upon Beijing Runlin meeting certain revenue and net profit targets for the years from 2015 to 2017. The Group measured the liability at an estimated fair value of RMB15,683,604 as of the acquisition date, and remeasured to RMB16,030,731 as of December 31, 2014 with the change recorded in earnings.

The goodwill of RMB148,441,716 represented expected synergies arising on acquisitions. The knowledge and expertise of employees is not separable. Therefore, it does not meet the criteria for recognition as intangible asset under IAS 38. None of the goodwill recognized is expected to be deductible for income tax purposes.

The non-controlling interest has been recognized at the proportion of net assets acquired.

The fair value and gross amount of the trade receivables amounted to RMB47,085,445. None of the trade receivables have been impaired and it is expected that the full contractual amounts can be collected.

Results of operations since the respective acquisition dates and pro forma results of operations for these acquisitions were not presented because they were not material to the consolidated results of operations, either individually or in aggregate.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

4.	Investments in associates and joint ventures

The Group held equity interests ranging from 15% to 50% in certain equity method investments, majority of which are engaged in used car transactions and automotive applications. The Group used the equity method of accounting to account for the investments when the Group has the ability to exercise significant influence or joint control but does not have controlling interest over the investments.

The following table illustrates the aggregate financial information of the Group’s associates that are not individually material:

	2012	2013	2014
	RMB	RMB	RMB
Share of the associates’ (loss)/profit for the year	(28,972)	(392,722)	21,272
Share of the associates’ other comprehensive income	—	—	—
Share of the associates’ total comprehensive (loss)/income	(28,972)	(392,722)	21,272
Aggregate carrying amount of the Group’s investments in the associates	488,437	205,715	37,726,987

The following table illustrates the aggregate financial information of the Group’s joint ventures that are not individually material:

	2012	2013	2014
	RMB	RMB	RMB
Share of the joint ventures’ (loss)/profit for the year	(288,171)	2,130,290	(1,362,608)
Share of the joint ventures’ other comprehensive income	—	—	—
Share of the joint ventures’ total comprehensive (loss)/income	(288,171)	2,130,290	(1,362,608)
Aggregate carrying amount of the Group’s investments in the joint ventures	2,920,162	7,550,452	50,187,384

As of December 31, 2014, there was no material contingent liability relating to the Group’s interests in its associates and joint ventures, and the associates and the joint ventures themselves.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

5.	Revenue

The Group reorganized its revenue streams based on how management monitors and oversees the business as a result of its segment restructuring as disclosed in Note 2.2. As a result, starting from January 1, 2013, the Group reorganized its revenue streams into advertising services, dealer subscription and listing services, and agent services. The Group also revised the comparative figures for the year ended December 31, 2012 accordingly.

	2012	2013	2014
	RMB	RMB	RMB
Advertising services	498,732,735	741,783,094	1,233,190,684
Dealer subscription and listing services	363,464,468	491,849,069	870,712,581
Agent services	194,708,777	205,700,201	355,034,759

	1,056,905,980	1,439,332,364	2,458,938,024

For the year ended December 31, 2014, value added tax of RMB137,057,096 was deducted from revenues (2013: RMB71,569,638; 2012: RMB25,586,000).

6.	Profit before tax

6.1	Selling and administrative expenses

	2012	2013	2014
	RMB	RMB	RMB
Salaries and benefits	201,587,270	262,277,809	351,785,054
Depreciation and amortization	18,027,258	25,742,437	29,174,482
Operating lease expenses	28,953,931	37,935,804	54,709,964
Share based payment	13,285,819	19,386,459	57,103,866
Office expenses	38,974,820	41,413,327	50,236,383
Provision for bad debts	10,023,510	10,348,662	13,896,878
Sales and marketing expenses	235,380,893	334,504,115	598,074,809
Others	11,121,913	17,260,189	20,705,176

	557,355,414	748,868,802	1,175,686,612

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

6.	Profit before tax (continued)

6.2	Other income

	2012	2013	2014
	RMB	RMB	RMB
Unrealized exchange gains	4,484,641	11,727,588	—
Gain on disposal of property, plant and equipment	302,603	246,419	552,347
Government grants	—	—	3,108,148
Others	1,792,715	445,147	15,077

	6,579,959	12,419,154	3,675,572

Unrealized exchange gains represent foreign exchange differences from monetary assets and liabilities denominated in foreign currencies translated at the functional currency spot rates of exchange ruling at the reporting date. The unrealized exchange gains above are as a result from the appreciation of the RMB against the US$.

6.3	Other expenses

	2012	2013	2014
	RMB	RMB	RMB
Unrealized exchange losses	—	—	1,556,594
Realized exchange losses	—	—	9,486,122
Loss on disposal of property, plant and equipment	1,690,982	732,302	51,171
Change in the contingent consideration (Note 23)	1,870,000	—	—
Impairment of available-for-sale investments (Note 20.1)	—	768,526	—
Others	3,718,133	5,391,664	3,485,831

	7,279,115	6,892,492	14,579,718

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense

The major components of income tax expense for the years ended December 31, 2012, 2013 and 2014 are:

	2012	2013	2014
	RMB	RMB	RMB
Current income tax
Current income tax charge	22,994,629	24,211,773	112,440,178
Deferred income tax
Relating to operating loss	1,023,600	4,060,687	(4,465,386)
Relating to origination and reversal of temporary differences	(5,094,973)	(6,017,462)	(10,331,640)

Income tax expense reported in the consolidated statements of comprehensive income	18,923,256	22,254,998	97,643,152

A reconciliation between income tax expense and the product of the accounting profit multiplied by the PRC tax rate for the years ended December 31, 2012, 2013 and 2014 is as follows:

	2012	2013	2014
	RMB	RMB	RMB
Accounting profit before income tax	154,084,903	263,483,179	586,765,676

Tax at statutory tax rate of 25%	38,521,226	65,870,795	146,691,419
Tax holiday or lower tax rates for certain entities comprising the Group	(31,725,957)	(60,238,226)	(59,421,593)
Effect of differing tax rates in different jurisdictions	4,718,669	6,078,253	16,504,826
Utilization of previously unrecognized tax losses	(219,669)	—	(7,777,937)
Non-taxable income	(1,580,152)	(3,361,911)	(14,171,094)
Non-deductible expenses	9,045,182	11,569,482	14,939,962
Research and development expense additional deduction	(864,507)	(1,097,145)	(500,705)
Lapse of statutory limitations	—	—	(1,252,510)
Effect on deferred tax of changes in tax rates	—	(400,708)	—
Unrecognized tax losses	1,026,437	3,870,428	2,630,784
Others	2,027	(35,970)	—

	18,923,256	22,254,998	97,643,152

Income tax expense reported in the consolidated statements of comprehensive income	18,923,256	22,254,998	97,643,152

Effective income tax rate	12.3%	8.4%	16.6%

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

Deferred tax

Deferred tax as of December 31, 2013 and 2014, relates to the following:

	Consolidated statements of financial position		Consolidated statements of comprehensive income
	2013	2014	2013	2014
	RMB	RMB	RMB	RMB
Deferred tax assets
Amortization of intangible assets	469,056	548,840	81,482	79,784
Tax losses available for offset against future taxable income	866,518	7,483,981	(4,060,687)	4,465,386
Accrued wages and salaries	10,899,655	18,172,249	3,677,386	6,904,242

	12,235,229	26,205,070	(301,819)	11,449,412

Deferred tax liabilities
Intangible assets acquired in business combinations	(5,033,021)	(48,535,845)	2,258,594	3,347,614

	(5,033,021)	(48,535,845)	2,258,594	3,347,614

Deferred tax expense			1,956,775	14,797,026

Deferred tax assets/(liabilities), net	7,202,208	(22,330,775)

Reconciliation of deferred tax assets/(liabilities), net

	2013	2014
	RMB	RMB
Opening balance as of January 1	5,245,433	7,202,208
Tax expense recognized in profit or loss during the period	1,956,775	14,797,026
Deferred taxes, net acquired in a business combination	—	(44,330,009)

Closing balance as of December 31	7,202,208	(22,330,775)

As of December 31, 2014, the Group recognized deferred tax assets amounting RMB7,483,981 (2013: RMB866,518; 2012: RMB4,927,205) for entities which suffered a loss in either the current or preceding year and the utilization of such deferred tax assets are dependent on future taxable profits which are based on the business forecasts after taking into account of the latest business developments.

As of December 31, 2014, no deferred tax asset was recognized in respect of tax losses carry forward amounting RMB16,663,455 (2013: RMB39,603,340; 2012: RMB24,121,626), of which RMB185,274, RMB951,028, RMB996,615, RMB4,957,234 and RMB9,573,304 would expire, if unused, by December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

Deferred tax (continued)

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries and SEs as of December 31, 2013 and 2014 on the basis of its intent to reinvest the earnings. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and SEs. The associates and joint ventures are established in the PRC and the related temporary differences for such investments will be reversed through future distribution, which are nontaxable. The Company also does not intend to sell its interests in its associates and joint ventures. Therefore, management considered that it is probable that the temporary differences will not be reversed in the foreseeable future. The undistributed earnings amounted to RMB468,339,800 and RMB1,002,163,912 as of December 31, 2013 and 2014, respectively. Determination of the amount of unrecognized deferred tax liabilities related to these earnings is not practicable.

8.	Property, plant and equipment

	Computers and servers	Motor vehicles	Furniture and fixtures	Leasehold improvements	Total
	RMB	RMB	RMB	RMB	RMB
Cost:
At January 1, 2013	58,687,501	37,940,392	1,309,365	22,896,313	120,833,571
Additions	13,361,216	6,345,716	342,054	9,929,989	29,978,975
Disposals	(3,819,805)	(3,590,111)	(8,325)	—	(7,418,241)

At December 31, 2013	68,228,912	40,695,997	1,643,094	32,826,302	143,394,305
Additions	26,176,338	48,962,697	4,490,997	10,712,816	90,342,848
Disposals	(2,281,296)	(2,286,295)	(41,064)	(1,132,484)	(5,741,139)
Acquisition of subsidiaries	28,786	661,703	1,398,957	—	2,089,446

At December 31, 2014	92,152,740	88,034,102	7,491,984	42,406,634	230,085,460

Accumulated depreciation:
At January 1, 2013	27,983,829	6,798,413	710,903	7,298,191	42,791,336
Charge for the year	12,907,384	7,701,279	284,772	9,344,840	30,238,275
Disposals	(3,223,833)	(1,240,281)	(7,645)	—	(4,471,759)

At December 31, 2013	37,667,380	13,259,411	988,030	16,643,031	68,557,852
Charge for the year	15,298,845	10,027,470	696,226	12,295,880	38,318,421
Disposals	(2,190,969)	(1,315,928)	(36,066)	(1,125,850)	(4,668,813)

At December 31, 2014	50,775,256	21,970,953	1,648,190	27,813,061	102,207,460

Net book value:
At December 31, 2014	41,377,484	66,063,149	5,843,794	14,593,573	127,878,000

At December 31, 2013	30,561,532	27,436,586	655,064	16,183,271	74,836,453

As of December 31, 2014 and 2013, the gross carrying amount of fully depreciated property, plant and equipment that were still in use were RMB29,672,999 and RMB13,056,307, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

9.	Intangible assets

	Purchased software	Digital Sales Assistant system	Trade name and lifetime membership	Domain names	Contract backlog	Customer relationships	Brand name	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost:
At January 1, 2013	12,650,861	25,430,000	8,036,725	5,342,779	14,163,000	—	—	3,900	65,627,265
Additions	721,703	—	952,783	4,056,451	—	—	—	14,245	5,745,182
Disposals and retirements	—	—	—	—	(14,163,000)	—	—	—	(14,163,000)

At December 31, 2013	13,372,564	25,430,000	8,989,508	9,399,230	—	—	—	18,145	57,209,447

Additions	2,562,042	—	1,415,094	4,361,129	—	—	—	1,500	8,339,765
Disposals and retirements	—	—	—	(660,184)	—	—	—	(2,453)	(662,637)
Acquisition of subsidiaries	2,813,393	—	—	—	27,280,000	180,610,000	3,630,000	—	214,333,393

At December 31, 2014	18,747,999	25,430,000	10,404,602	13,100,175	27,280,000	180,610,000	3,630,000	17,192	279,219,968

Amortization:
At January 1, 2013	6,122,260	2,754,917	—	768,838	7,671,625	—	—	91	17,317,731
Amortization	1,933,230	2,543,000	—	939,332	6,491,375	—	—	298	11,907,235
Disposals and retirements	—	—	—	—	(14,163,000)	—	—	—	(14,163,000)

At December 31, 2013	8,055,490	5,297,917	—	1,708,170	—	—	—	389	15,061,966

Amortization	2,283,683	2,543,000	—	1,117,798	8,291,691	6,661,659	59,508	509	20,957,848
Disposals and retirements	—	—	—	(956)	—	—	—	(74)	(1,030)

At December 31, 2014	10,339,173	7,840,917	—	2,825,012	8,291,691	6,661,659	59,508	824	36,018,784

Net book value:
At December 31, 2014	8,408,826	17,589,083	10,404,602	10,275,163	18,988,309	173,948,341	3,570,492	16,368	243,201,184

At December 31, 2013	5,317,074	20,132,083	8,989,508	7,691,060	—	—	—	17,756	42,147,481

As of December 31, 2014 and 2013, the gross carrying amount of fully amortized intangible assets that were still in use were RMB3,082,575 and RMB2,282,416, respectively.

The addition in domain names in 2013 was mainly due to the purchase consideration paid to third parties to acquire the “yiche010.com” and “taoche010.com” domain names. The addition in domain names in 2014 was mainly due to the purchase consideration paid to third parties to acquire the “huimaiche.com” and “diandong.com” domain names.

The addition in customer relationships in 2014 was mainly due to acquired subsidiaries’ long-term business relationships with customers.

Management determined the trade name and lifetime membership would have an indefinite useful life as the assets may be used indefinitely without significant costs of renewal.

There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2013 and 2014. Refer to Note 11 for further discussion on the impairment testing of indefinite lived intangible assets.

10.	Goodwill

RMB
At January 1, 2013	38,992,640

At December 31, 2013	38,992,640

Acquisition of subsidiaries (Note 3)	148,441,716

At December 31, 2014	187,434,356

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

11.	Impairment testing of goodwill and intangible assets with indefinite lives

As disclosed in Note 2.2, the lowest level within the Group at which goodwill is monitored for internal management purposes is the business segment level. Therefore, goodwill impairment was tested at the business segment level as of December 31, 2014.

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

	December 31, 2013
	Corporate assets	EP platform business	Total
	RMB	RMB	RMB
Goodwill	—	38,992,640	38,992,640
Lifetime membership	4,746,480	—	4,746,480
Trade name with indefinite useful lives	4,243,028	—	4,243,028

	December 31, 2014
	Corporate assets	EP platform business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB
Goodwill	—	186,260,934	1,173,422	187,434,356
Lifetime membership	4,746,480	—	—	4,746,480
Trade name with indefinite useful lives	5,658,122	—	—	5,658,122

The Group performed annual impairment tests as of December 31, 2013 and 2014 to assess the cash-generating units’ respective recoverable amounts. Management concluded that there was no impairment as the recoverable amounts of the cash generating units exceeded their carrying amounts.

The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rates applied to the cash flow projections was 20% and cash flows beyond the five-year period are extrapolated using growth rates of 3%.

Key assumptions were used in the value in use calculation of each CGU as of December 31, 2013 and 2014. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

Budgeted gross margins – The basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budget year, increased for expected efficiency improvements.

Discount rates – Discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rates used are pre-tax interest rates and reflect specific risks relating to the relevant units.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

12.	Trade receivables

	2013	2014
	RMB	RMB
Trade receivables	680,456,859	1,381,072,766
Less: Provision for bad debts	(23,802,281)	(37,699,159)

	656,654,578	1,343,373,607

Trade receivables are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 180 days for certain qualifying long-term customers who have met specific credit requirements.

For the advertising agent services the Group provides, the Group acts as an agent in placing automaker customers’ advertisements on the websites of media vendors in the PRC. The Group receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. For the advertising services the Group provides, the Group acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. For the advertising agent services and advertising services provided, the Group enters into publishing schedule agreements with its automaker and automobile dealer customers; and related advertising agreements with media vendors who are then obligated to place the advertisements according to the Group’s customers’ publishing schedule agreements. Therefore, the Group records trade receivables from its customers and accounts payable to media vendors on a gross basis. Gross billings include the gross value of advertisements placed by the Group’s customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2014 was RMB3,452,944,416 (2013: RMB2,011,695,642).

As of December 31, 2014, trade receivables at initial value of RMB37,699,159 (2013: RMB23,802,281) were impaired and fully provided for. Movements in the provision for individually impaired trade receivables were as follows:

Individually impaired
RMB
At January 1, 2013	13,453,619
Charge for the year	10,348,662

At December 31, 2013	23,802,281
Charge for the year	13,896,878

At December 31, 2014	37,699,159

As of December 31, the ageing analysis of trade receivables was as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	<90 days	90-180 days	>180 days
	RMB	RMB	RMB	RMB	RMB
2014	1,343,373,607	493,879,519	488,234,804	164,891,454	196,367,830
2013	656,654,578	240,400,237	181,478,189	95,503,205	139,272,947

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

13.	Bills receivables

	2013	2014
	RMB	RMB
Bills receivables	69,183,900	104,716,846

Bills receivables represent short-term notes receivables issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

14.	Prepayments and other receivables

	2013	2014
	RMB	RMB
Advances to suppliers	9,250,318	19,217,749
Prepaid expenses	5,850,342	8,559,087
Deposits	6,491,438	27,012,110
Staff advances	9,374,790	13,656,469
Tax refund receivables including value added taxes	41,943,772	70,572,246
Others	2,996,340	7,834,755

	75,907,000	146,852,416

Prepayments and other receivables are unsecured, interest-free and have no fixed terms of repayment.

15.	Time deposit

	2013	2014
	RMB	RMB
Time deposit	—	61,190,000

Time deposit is made for varying periods of between three months and one year, and earns interest at the respective short-term deposit rates.

16.	Cash and cash equivalents

	2013	2014
	RMB	RMB
Cash at bank and on hand	1,101,660,090	1,221,472,624

Cash at bank earns interest at floating rates based on daily bank deposit rates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

17.	Issued capital, share premium and treasury shares

Authorized shares	2013	2014
Ordinary shares of US$0.00004 each	1,250,000,000.0	1,250,000,000.0

Ordinary shares issued and fully paid	Number of shares	RMB
At January 1, 2012	41,640,890.0	11,696

At December 31, 2012	41,640,890.0	11,696

Issuance of ordinary shares in connection with the future exercise of share options	500,000.0	123
Issuance of ordinary shares to public	1,264,855.0	309

At December 31, 2013	43,405,745.0	12,128

Issuance of ordinary shares in connection with the future exercise of share options	2,170,000.0	534

At December 31, 2014	45,575,745.0	12,662

Share premium		RMB
At January 1, 2012		2,409,156,049

At December 31, 2012		2,409,156,049

Share options exercised for the year 2013		21,886,238
Issuance of ordinary shares to public		219,300,260

At December 31, 2013		2,650,342,547
Share options exercised for the year 2014		46,411,436

At December 31, 2014		2,696,753,983

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

17.	Issued capital, share premium and treasury shares (continued)

Treasury shares	Number of shares	RMB
At January 1, 2012	455,006.0	16,809,532
Repurchase of ordinary shares	1,453,174.0	45,918,375

At December 31, 2012	1,908,180.0	62,727,907
Repurchase of ordinary shares	3.5	—

At December 31, 2013	1,908,183.5	62,727,907
Share options exercised for the year 2014	(4,518.0)	(148,507)

At December 31, 2014	1,903,665.5	62,579,400

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

On May 27, 2013, the Company issued 500,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2014, all of the 500,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

The Company issued a total of 1,264,855.0 ordinary shares upon completion of its follow-on public offering on December 11, 2013. The proceeds from the offering net of issuance costs amounted to RMB219,300,569.

On March 6, 2014, the Company issued 650,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2014, all of the 650,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

On August 12, 2014, the Company issued 630,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2014, 133,761.0 ordinary shares out of the 630,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

On September 15, 2014, the Company issued 890,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2014, nil of the 890,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The following reflects the profit and share data used in the basic and diluted earnings per share computations:

	2012	2013	2014
	RMB	RMB	RMB
Basic earnings attributable to ordinary shareholders	135,161,647	241,228,181	485,190,724

Diluted earnings attributable to ordinary shareholders	135,161,647	241,228,181	485,190,724

	2012	2013	2014
Weighted average number of shares
Ordinary shares outstanding as of January 1,	40,885,884.0	39,432,710.0	41,327,366.0
Weighted average number of ordinary shares repurchased during the year (Note 17)	(1,128,573.0)	(2.0)	—
Weighted average number of ordinary shares issued during the year	—	291,797.0	435,412.0

Weighted average number of ordinary shares outstanding for the year for basic earnings	39,757,311.0	39,724,505.0	41,762,778.0
Dilutive effect of share based compensation	814,050.0	2,272,618.0	2,813,404.0

Weighted average number of ordinary shares adjusted for the effect of dilution	40,571,361.0	41,997,123.0	44,576,182.0

The following weighted average number of shares result from instruments that could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are anti-dilutive or nil for the years presented:

	2012	2013	2014
Weighted average number of shares
Equity settled share based compensation	1,521,451.0	299,479.0	123,764.0
Over-allotment option	—	29,445.0	—

Total	1,521,451.0	328,924.0	123,764.0

The over-allotment option expired unexercised on January 6, 2014 and will have no potential dilutive effect in the future. There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Share-based payments

The expenses recognized for employee services received during the years are shown in the following table:

	2012	2013	2014
	RMB	RMB	RMB
Expense arising from employee stock incentive plan	13,285,819	19,386,459	57,103,866

On December 31, 2006, the Company implemented an Employee Stock Incentive Plan (“2006 Plan”) under which the Company has reserved 1,028,512.5 ordinary shares for employees. The Board of Directors of the Company may invite employees of the Group to subscribe for options over the Company’s ordinary shares.

Options related to 750,000.0 shares were granted to designated employees on December 31, 2006, as determined by the Board of Directors. These options have an exercise price of US$0.40 per share. Pursuant to the 2006 Plan, the first 33% of the options would vest 12 months after the grant date, the second 33% of the options would vest 24 months after the grant date, and the remaining 34% of the options would vest 36 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the grant date and there are no cash settlement alternatives. The Company has not developed a past practice of cash settlement.

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

Options related to 2,397,500.0 shares were granted to designated employees on February 8, 2010, as determined by the Board of Directors. These options have an exercise price of US$3.20 per share. Pursuant to the 2010 Plan and subject to limited exception, the first 25% of the options would vest 12 months after the grant date, the second 25% of the options would vest 24 months after the grant date, the third 25% of the options would vest 36 months after the grant date and the remaining 25% of the options would vest 48 months after the grant date, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the grant date and there are no cash settlement alternatives. The Company has not developed a past practice of cash settlement.

On December 28, 2010, the Company granted options to purchase 278,512.5 ordinary shares under the 2006 Plan and options to purchase 589,487.5 ordinary shares under the 2010 Plan, at an exercise price of US$10.20 per share, to designated employees and consultants on that date. Pursuant to the Plans, the options have graded vesting terms, and vest in equal tranches from the grant date over three or four years, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the grant date and there are no cash settlement alternatives.

On August 7, 2012, the Company granted options to purchase 1,100,000.0 ordinary shares under the 2010 Plan, at an exercise price of US$4.03 per share, to designated employees on that date. Pursuant to the Plans, the options have graded vesting terms, and vest in equal tranches from the grant date over four years, on the condition that employees remain in service without any performance requirements. Options granted typically expire in ten years from the grant date and there are no cash settlement alternatives.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

On August 7, 2013, the Company granted 400,000 RSUs with graded vesting terms to a senior executive under the 2012 Plan. The grant of RSUs may only vest if the total revenues of the Group in any fiscal year from 2013 to 2016 equal or exceed 125% of the total revenues of the Group for the immediately preceding fiscal year. In the event that the total revenues of the Group in any fiscal year from 2013 to 2016 are lower than 125% of the total revenues for the immediately preceding fiscal year, the senior executive shall not be eligible to receive such performance-based RSUs to that year on August 7 of the following fiscal year. The first 30% of the RSUs vested on August 7, 2014, the second 30% of the RSUs would vest on August 7, 2015. If the respective revenue performance targets were achieved for each fiscal year, the third 20% of the RSUs would vest on August 7, 2016 and the remaining 20% of the RSUs would vest on August 7, 2017.

Based on its evaluation of the Group’s current performance against financial budgets covering a four-year period, management concludes that it is probable that the revenue performance targets above will be achieved.

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

On October 21, 2014 and November 12, 2014, the Company granted 115,000 and 1,500 RSUs to employees under the 2012 Plan, respectively. The grant of RSUs would vest on March 16, 2015 if the employees’ key performance indicators were achieved.

On November 20, 2014, the Company granted 32,500 RSUs with graded vesting terms to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 25% of the award shall vest on the anniversary date of the grant date each year within four years of the award.

On November 20, 2014, the Company granted 12,000 RSUs with graded vesting terms to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, each 4,000 RSUs of the award shall vest on the anniversary date of the grant date each year within three years of the award.

Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Share-based payments (continued)

The following share options were outstanding under the 2006 and 2010 Plans during the year:

	2013	2013	2014	2014
	Number of shares	Weighted average exercise prices US$/Share	Number of shares	Weighted average exercise prices US$/Share
Outstanding at January 1	3,707,375.0	4.71	3,041,011.0	4.92
Granted during the year	—	—	—	—
Exercised during the year	(629,801.0)	3.68	(927,505.0)	4.95
Forfeited during the year	(36,563.0)	4.82	(35,000.0)	4.91

Outstanding at December 31	3,041,011.0	4.92	2,078,506.0	4.90

Exercisable at December 31	1,826,817.0	5.04	1,593,506.0	5.17

The weighted average remaining contractual life for the options outstanding as of December 31, 2014 was 6.03 years (2013: 6.94 years, 2012: 7.68 years).

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Share-based payments (continued)

The following RSUs were outstanding under the 2012 Plan during the year:

	2013	2014
	Number of RSUs	Number of RSUs
Outstanding at January 1	—	540,000.0
Granted during the year	540,000.0	161,000.0
Vested and sold during the year	—	(30,973.0)
Forfeited during the year	—	(12,150.0)

Outstanding at December 31	540,000.0	657,877.0

Vested at December 31	—	121,402.0

The share-based payment expense recognized associated with the RSUs amounted to RMB7,518,508 and RMB52,118,794 for the year ended December 31, 2013 and 2014. The fair value of services received in return for RSUs granted on August 7, 2013, October 1, 2013, December 25, 2013, October 21, 2014, November 12, 2014 and November 20, 2014 was measured by reference to the fair value of the RSUs granted, which was based on the closing price of the Company’s publicly traded ordinary shares of the grant date. The following table lists weighted-average fair value per RSU for the 2012 Plan on the date of grant:

The 2012 Plan
Grant date	August 7, 2013	October 1, 2013	December 25, 2013	October 21, 2014	November 12, 2014	November 20, 2014
Weighted-average fair value per RSU granted	US$12.00	US$17.95	US$29.01	US$81.06	US$79.32	US$87.60

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities

20.1 Other financial assets

On May 24, 2012, the Company purchased 4,050,000 Series B Preference Shares (“Series B PS”) issued by Car King Holding Ltd. (“Car King”), for a total consideration of US$2,999,835. Car King was founded in April 2011 as a limited liability company incorporated under the laws of British Virgin Islands, mainly engaged in the business of used cars sales. In conjunction with the Company’s purchase of Series B PS, Car King also issued a warrant that entitled the Company to purchase a certain number of the Series B PS from Car King. The aggregate amount of purchase price under the Preference Shares Purchase Warrant shall be US$900,000. Car King’s Series B PS and the Preference Shares Purchase Warrant are recognized as available-for-sale investment and financial asset at fair value through profit or loss, respectively.

On March 6, 2013, the Company exercised the Preference Shares Purchase Warrant issued by Car King. The Company purchased 934,676 Series B PS at a purchase price per share of US$0.9629 for an aggregate purchase price of US$899,999.52.

Subsequent to the exercise of the warrant, the Company’s percentage of shareholding in Car King is 4.47% on a fully-diluted basis. The Company does not exercise significant influence over Car King’s financial and operating policies.

On August 20, 2014, the Company purchased 89,286 Series B PS issued by Zamplus (Cayman) Holding Limited (“Zamplus”), for a total consideration of US$5,000,000. Zamplus was founded on November 28, 2012 as a limited liability company incorporated and validly existing under the laws of Cayman Islands, mainly engaged in the business of the design, formulation and promotion of advertisement, the provision of digital technology services, market research, media-related services, and/or other related consulting and technical supporting services. Zamplus’ Series B PS is recognized as available-for-sale investment.

The reconciliation of the carrying values of other financial assets as of December 31, 2013 and 2014 is as follows:

	2013	2014
	RMB	RMB
Financial assets at fair value through profit or loss
Opening balance	37,713	—
Exercise of Car King Warrant	(37,157)	—
Foreign exchange reserve	(556)	—

Closing balance	—	—

Available-for-sale investments
Opening balance	19,645,330	32,887,895
Purchase of Car King Series B PS upon exercise of Car King Warrant	5,487,207	—
Purchase of Zamplus Series B PS	—	30,595,000
Total gain recognized in other comprehensive income	9,068,634	5,975,938
Impairment expense recognized in profit or loss	(768,526)	—
Foreign exchange reserve	(544,750)	82,375

Closing balance	32,887,895	69,541,208

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.1 Other financial assets (continued)

As the fair value of other financial assets recorded in the consolidated statements of financial position cannot be derived from an active market, they are determined using valuation techniques with the major inputs used in the model as follows:

Available-for-sale investments	December 31, 2013	December 31, 2014
Expected volatility of Car King	49.78%	34.29%
Probability of IPO of Car King	50%	50%
Expected volatility of Zamplus	—	49.32%
Probability of IPO of Zamplus	—	40%

Any changes in the major inputs into the model will result in changes in the fair value of the other financial assets.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.2 Other financial liabilities

As part of the identification and measurement of assets and liabilities in the acquisition of Bitcar, the Group identified an element of contingent consideration with a fair value of RMB15,036,000 at the acquisition date, remeasured to RMB18,000,000 as of December 31, 2012, which is classified as due to related parties and was paid out in 2013.

As part of the purchase agreement with selling shareholders of Target Net signed in July 2014, a portion of the consideration was determined to be contingent, based on the performance of the acquired entity.

As part of the purchase agreement with selling shareholders of Beijing Runlin signed in September 2014, a portion of the consideration was determined to be contingent, based on the performance of the acquired entity.

The reconciliation of the carrying values of other financial liabilities as of December 31, 2014 is as follows:

	2013	2014
	RMB	RMB
Financial liabilities at fair value through profit or loss
Opening balance	18,000,000	—
Payment of the contingent consideration-Bitcar	(18,000,000)	—
Initial fair value of the contingent consideration-Target Net	—	45,525,600
Initial fair value of the contingent consideration-Beijing Runlin	—	15,683,604
Unrealized fair value changes recognized in profit or loss	—	2,655,527

Closing balance	—	63,864,731

As the fair value of other financial liabilities recorded in the consolidated statements of financial position cannot be derived from an active market, it is determined using a valuation technique with the major inputs used in the model as follows:

Contingent consideration-Target Net	December 31, 2014
2015 Revenue Growth Rate	24.0% - 36.0%

Contingent consideration-Beijing Runlin	December 31, 2014
2015 Revenue Growth Rate	30.1% - 32.2%
2016 Revenue Growth Rate	33.5% - 35.9%
2017 Revenue Growth Rate	29.7% - 31.8%
2015 Net Profit Ratio	36.4% - 38.7%
2016 Net Profit Ratio	40.1% - 42.6%
2017 Net Profit Ratio	40.8% - 43.3%

Any changes in the major inputs into the model will result in changes in the fair value of the other financial liabilities.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.3 Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments:

	December 31, 2013		December 31, 2014
	Carrying amount	Fair Value	Carrying amount	Fair Value
	RMB	RMB	RMB	RMB
Financial assets
Trade receivables	656,654,578	656,654,578	1,343,373,607	1,343,373,607
Bills receivables	69,183,900	69,183,900	104,716,846	104,716,846
Other receivables and due from related parties	74,635,405	74,635,405	177,228,328	177,228,328
Cash, cash equivalents and time deposit	1,101,660,090	1,101,660,090	1,282,662,624	1,282,662,624
Available-for-sale investments	32,887,895	32,887,895	69,541,208	69,541,208

Total	1,935,021,868	1,935,021,868	2,977,522,613	2,977,522,613

Financial liabilities
Trade payables	232,533,524	232,533,524	589,152,700	589,152,700
Other payables (excluding contingent considerations), advances from customers, due to related parties	204,218,825	204,218,825	434,328,329	434,328,329
Contingent considerations	—	—	63,864,731	63,864,731

Total	436,752,349	436,752,349	1,087,345,760	1,087,345,760

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, time deposit, trade receivables, bills receivables, other receivables, trade payables, other payables, advances from customers, and due to related parties approximate their carrying amounts largely due to the short-term maturity of these instruments.

The fair value of financial assets at fair value through profit or loss, available-for-sale investments and contingent considerations are estimated using appropriate valuation techniques, which are all at Level 3 of the hierarchy carried in the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.3 Fair values (continued)

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

Level 3: techniques that use any input that has a significant effect on the recorded fair value that is not based on observable market data.

As of December 31, 2013 and 2014, the Group held the following financial instruments carried at fair value in the statement of financial position:

	December 31, 2013
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investments	32,887,895	—	—	32,887,895

	December 31, 2014
		Level 1	Level 2	Level 3
	RMB	RMB	RMB	RMB
Available-for-sale investments	69,541,208	—	—	69,541,208
Contingent considerations	(63,864,731)	—	—	(63,864,731)

	5,676,477	—	—	5,676,477

For the year ended December 31, 2013 and 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.3 Fair values (continued)

Management with the assistance of its independent appraiser estimated the fair value of Car King’s Series B PS as of December 31, 2013 using the backsolve method. The backsolve method, a form of the market approach to valuation, derives the implied enterprise equity value and the fair value of the Series B PS from a contemporaneous transaction. On January 27, 2014, Car King successfully issued 18,564,721 Series C Preference Shares (“Series C PS”) to third parties that were unrelated to the Company. In addition, all the key terms and conditions of the Series C PS were finalized as of December 31, 2013. The Series C PS issuance was deemed a contemporaneous transaction as the key terms and conditions, which would impact the issuance price and hence, fair value of the Series C PS, were finalized as of December 31, 2013. The backsolve valuation model requires management to make certain assumptions about inputs such as expected volatility and probability of IPO with consideration of the rights and preferences of each class of equity.

Valuation Technique	Significant unobservable inputs	Increase/decrease In the inputs	Sensitivity of the input to fair value
			RMB
Backsolve method	Expected volatility	-5.00%	(388,129)
		+5.00%	389,531
Backsolve method	Probability of IPO	-5.00%	(805,644)
		+5.00%	789,975

Management with the assistance of its independent appraiser estimated the fair value of Car King’s Series B PS as of December 31, 2014 using the backsolve method. On January 16, 2015, Car King successfully issued 24,570,502 Series D Preference Shares (“Series D PS”) to third parties that were unrelated to the Company. In addition, all the key terms and conditions of the Series D PS were finalized as of December 31, 2014. The Series D PS issuance was deemed a contemporaneous transaction as the key terms and conditions, which would impact the issuance price and hence, fair value of the Series D PS, were finalized as of December 31, 2014. The backsolve valuation model requires management to make certain assumptions about inputs such as expected volatility and probability of IPO with consideration of the rights and preferences of each class of equity.

Valuation Technique	Significant unobservable inputs	Increase/decrease In the inputs	Sensitivity of the input to fair value
			RMB
Backsolve method	Expected volatility	-5.00%	(2,295,867)
		+5.00%	2,180,793
Backsolve method	Probability of IPO	-5.00%	(4,506,240)
		+5.00%	4,647,319

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Other financial assets and financial liabilities (continued)

20.3 Fair values (continued)

Management with the assistance of its independent appraiser estimated the fair value of Zamplus’s Series B PS as of December 31, 2014 using the backsolve method. On December 29, 2014, Zamplus successfully issued 375,000 Series C PS to third parties that were unrelated to the Company. In addition, all the key terms and conditions of the Series C PS were finalized as of December 31, 2014. The Series C PS issuance was deemed a contemporaneous transaction as the key terms and conditions, which would impact the issuance price and hence, fair value of the Series C PS, were finalized as of December 31, 2014. The backsolve valuation model requires management to make certain assumptions about inputs such as expected volatility and probability of IPO with consideration of the rights and preferences of each class of equity.

Valuation Technique	Significant unobservable inputs	Increase/decrease In the inputs	Sensitivity of the input to fair value
			RMB
Backsolve method	Expected volatility	-5.00%	136,405
		+5.00%	(8,536)
Backsolve method	Probability of IPO	-5.00%	(1,279,507)
		+5.00%	1,239,709

The fair value of contingent consideration of Target Net is based primarily on the 2015 revenue growth rate, which has been estimated using a Monte Carlo model. The valuation requires management to make certain assumptions about the model inputs as detailed above (Note 20.2). The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these instruments. As it relates to the other financial liabilities, management has determined the potential effect of using reasonably possible alternatives, changes of 5% in the 2015 revenue growth rate in either direction as inputs to the valuation model. The fair value of other financial liabilities would be the same in both scenarios.

The fair value of contingent consideration of Beijing Runlin is based primarily on the revenue growth rate and net profit ratio from financial year 2015 to 2017, which has been estimated using a Monte Carlo model. The valuation requires management to make certain assumptions about the model inputs as detailed above (Note 20.2). The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these instruments. As it relates to the other financial liabilities, management has determined the potential effect of using reasonably possible alternatives, changes of 5% in the revenue growth rate and net profit ratio in either direction as inputs to the valuation model. A decrease in the revenue growth rate of all the 3 financial years by 5% would reduce the fair value of other financial liabilities by RMB13,984,878, while an increase by 5% would increase the fair value of other financial liabilities by RMB895,630. A decrease in the net profit ratio of all the 3 financial years by 5% would reduce the fair value of other financial liabilities by RMB1,245,694, while an increase by 5% would make no change to the fair value of other financial liabilities.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

21.	Trade payables

	2013	2014
	RMB	RMB
Trade payables	232,533,524	589,152,700

Trade payables are non-interest bearing and are normally settled under the terms of 120 to 150 days.

22.	Other payables and accruals

	2013	2014
	RMB	RMB
Accrued payroll	57,120,396	84,742,322
Accrued expenses	27,915,702	30,370,061
Advances from customers	168,261,557	326,108,749
Other payables	33,407,268	129,260,657
Other tax payables	80,010,847	146,535,285

	366,715,770	717,017,074

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers, are amounts received from dealer subscription and listing customers prior to revenue recognition amounting to RMB148,201,816 and RMB309,949,685, as of December 31, 2013 and 2014, respectively.

23.	Related party disclosures

In November, 2011, the Group acquired 100% equity interest in Bitcar, a company incorporated in PRC from key management personnel of the Group. The total purchase consideration comprised of two cash payments, a closing payment and one payment contingent on achieving certain performance targets. During the year ended December 31, 2012, the contingent consideration was adjusted to reflect the actual performance and a charge of RMB1,870,000 has been recognized through profit or loss.

In November 2013, the Group entered into a framework agreement to establish a joint venture with Kelley Blue Book (“KBB”), www.kbb.com, a leading provider of new and used car information in the United States, and the China Automobile Dealers Association (“CADA”), a national organization representing automobile dealers in China. KBB is wholly owned by AutoTrader Group, Inc., a shareholder of the Group.

In November 2013, Beijing Taoche Information Technology Company Limited (“Taoche”) entered into a series of agreements with Youxin Internet (Beijing) Information Technology Company Limited (“Uxin”) to jointly develop used car business. Of the total incurred expenses of RMB1,551,850 in relation to the cooperation project development, Taoche was to bear RMB1,064,350 and Uxin was to bear RMB487,500. Separately, Taoche would also provide marketing services to Uxin under the business cooperation agreement. In 2014, the marketing services fee was RMB128,585 (2013: nil). The Group and Uxin have common key management members, who exercise significant influence over the operating and financial policies of both the Group and Uxin.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

23.	Related party disclosures (continued)

The following table summarizes the related party transactions for years ended December 31, 2012, 2013 and 2014:

	2012	2013	2014
	RMB	RMB	RMB
Services purchased from entities with common shareholders of the Company
- Beijing Auto Radio Advertising Company Limited	193,299	200,000	—
- Auto Weekly (Beijing) Media Advertising Company Limited	339,623	1,415,094	—
- Beijing Yucheng Advertising Company Limited	—	—	1,135,696

	532,922	1,615,094	1,135,696

Services purchased from an entity with common key management personnel of the Group
- Youxinpai (Beijing) Information Technology Company Limited	—	—	1,324,648

	—	—	1,324,648

Services purchased from associates and joint ventures
- Beijing Xinchuang Interactive Advertising Company Limited	213,676	—	—
- Target Net (Beijing) Technology Company Limited	1,041,667	8,227,359	7,454,088
- Shanghai Eclicks Network Co., Ltd.	—	—	7,547,170

	1,255,343	8,227,359	15,001,258

	2012	2013	2014
	RMB	RMB	RMB
Services provided to an entity with common key management personnel of the Group
- Youxin Internet (Beijing) Information Technology Company Limited	—	—	128,585

	—	—	128,585

Services provided to associates and joint ventures
- Beijing Xinchuang Interactive Advertising Company Limited (“BXIA”)	—	—	64,887,484
- Target Net (Beijing) Technology Company Ltd.	—	—	7,567,847
- Beijing Pang Da Zhixin Automobile Technology Company Limited	—	—	75,472
- Diandongbang Technology (Beijing) Company Limited	—	—	29,465

	—	—	72,560,268

Acquisition of Bitcar from key management personnel of the Group
- Key management personnel	1,870,000	—	—

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

23.	Related party disclosures (continued)

The following table summarizes the related party balances as of December 31, 2013 and 2014:

	2013	2014
	RMB	RMB
Amounts due from entities with common shareholders of the Company	3,912,080	3,412,167
Amounts due from an entity with common key management personnel of the Group	—	1,306,780
Amounts due from associates	—	16,018,720
Amounts due from joint ventures	666,667	18,197,332

Total amounts due from related parties	4,578,747	38,934,999

	2013	2014
	RMB	RMB
Amounts due to entities with common shareholders of the Company	700,000	500,000
Amounts due to joint ventures	1,850,000	4,000,000

Total amounts due to related parties	2,550,000	4,500,000

The above balances are unsecured, interest-free and have no fixed terms of repayment.

For the year ended December 31, 2013 and 2014, the Group did not make any provision for doubtful debts relating to amounts owed by related parties. The assessment of doubtful debt provision is undertaken each financial year through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	2012	2013	2014
	RMB	RMB	RMB
Wages and salaries	6,075,000	6,289,700	6,604,185
Employment benefits	259,519	284,677	284,330
Share-based payments	5,211,113	12,107,152	15,766,658

Total compensation paid to key management personnel	11,545,632	18,681,529	22,655,173

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

24.	Commitments and contingencies

Operating lease commitments – Group as lessee

The Group has entered into operating leases on certain office premises. These leases have an average life of between 1 and 5 years. There are no restrictions placed upon the Group by entering into these leases.

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments under non-cancelable operating leases as of December 31 are as follows:

	2013	2014
	RMB	RMB
Within one year	34,718,230	59,679,645
After one year but not more than five years	26,464,121	137,713,941
Later than five years	—	8,283,090

	61,182,351	205,676,676

Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

25.	Financial risk management objectives and policies

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of interest rate risk and foreign currency risk. The Group is also exposed to liquidity risk and credit risk. Management reviews and agrees policies for managing each of these risks and they are summarized below.

(i)	Interest rate risk

The Group’s earnings are affected by changes in interest rates due to the impact of such changes on interest income and interest expense from interest-bearing financial assets and liabilities. The Group’s interest-bearing financial assets comprised primarily of cash deposits at floating rates based on Hong Kong Interbank Offered Rate and People’s Bank of China daily bank deposit rates. The interest expense incurred for the year ended December 31, 2014 was nil (2013: nil; 2012: nil).

For the year ended December 31, 2014, the interest income from cash deposits was approximately RMB13,606,952 (2013: RMB8,111,431; 2012: RMB5,534,742). The weighted average interest rate on the Group’s cash deposits is 1.14% for the year ended December 31, 2014 (2013: 0.95%; 2012: 0.92%). The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB6,413,313, respectively, based on the cash, cash equivalents and time deposit balance as of December 31, 2014 (2013: RMB5,508,300).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

25.	Financial risk management objectives and policies (continued)

(ii)	Foreign currency risk

The Group’s presentation currency is RMB. The functional currency of the Company and Bitauto HK is US$, while the functional currency of the PRC subsidiaries and SEs is RMB. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and time deposit denominated in the US$.

The following table demonstrates the sensitivity to a reasonably possible change in the RMB/US$ exchange rate, with all other variables held constant, of the Group’s profit.

	Increase/decrease in US$ rate	Effect on profit	Effect on profit	Effect on equity	Effect on equity
		US$	RMB	US$	RMB
2014	+5.00%	1,738,964	11,172,754	3,236,166	20,792,203
	-5.00%	(1,922,012)	(11,172,754)	(3,576,815)	(20,792,203)
2013	+5.00%	(2,864,361)	(18,218,272)	—	—
	-5.00%	3,165,872	18,218,272	—	—

(iii)	Liquidity risk

The Group’s exposure to liquidity risk is the amounts recognized as financial liabilities (Note 20.3), which generally has a maturity profile of later than three months but not later than one year as of fiscal year-end. There is no material net liquidity risk due to cash and cash equivalents balances amounting to RMB1,101,660,090 and RMB1,221,472,624 as of December 31, 2013 and 2014, respectively.

(iv)	Credit risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms, ranging from 120 to 180 days to particular automaker customers after applying strict credit requirements based on the Group’s credit policy. These automaker customers, which comprise approximately 48.7% of total receivables as of December 31, 2014 (2013: approximately 42.8%), are major, long-standing customers and are mostly joint venture entities between PRC state-owned enterprises and international automakers. The related PRC state-owned enterprises have access to funds from the PRC government and thus do not represent substantial credit risks. However, with their influence in the automotive industry in the PRC, these customers are able to demand longer payment terms from their suppliers, such as the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

25.	Financial risk management objectives and policies (continued)

(iv) Credit risk (continued)

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury in accordance with the Group’s policy. As of December 31, 2013 and 2014, substantially all of the Group’s cash and cash equivalents and time deposit were held by various reputable Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, the PRC promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since the PRC’s accession to the World Trade Organization, foreign banks have been gradually permitted to operate in the PRC and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group maintains its deposits across a diversified portfolio of financial institutions and continues to monitor the financial strength of these financial institutions. The Group’s maximum exposure to credit risk for the components of the statement of financial position as of December 31, 2013 and 2014 is the carrying amounts as illustrated in Note 20. The Group’s maximum exposure for financial instruments is noted in Note 20.

(v)	Fair values

Financial assets of the Group mainly include cash and cash equivalents, time deposit, trade receivables, bills receivables, other receivables and other financial assets. Financial liabilities of the Group mainly include trade payables, other payables, contingent considerations and interest-bearing borrowing.

The carrying amounts of other financial assets approximate their fair values as of December 31, 2014. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Refer to Note 20.3 for further information on fair value.

(vi)	Capital management

The primary objective of the Group’s capital management is to maintain a balance between continuity of funding and flexibility through the use of borrowings, when necessary in order to support the current and future growth of the Group’s business and to maximize shareholder value.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

25.	Financial risk management objectives and policies (continued)

(vi) Capital management (continued)

Capital includes equity attributable to the ordinary shareholders of the parent amounting to RMB1,475,848,881 and RMB2,055,552,812, as of December 31, 2013 and 2014, respectively. In order to fund its growth and working capital requirements, the Company issued a total of 1,264,855.0 ordinary shares upon completion of its follow-on public offering on December 11, 2013. The proceeds from the offering net of issuance costs amounted to RMB219,300,569. To maintain or adjust its capital structure, the Group may change its current dividend policy, return capital to shareholders or issue new shares.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2014.

26.	Operating segment information

As disclosed in Note 2.2, until December 31, 2012, the Group managed its business in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. Starting from January 1, 2013, the chief operating decision maker has identified the EP platform business as a separate segment in accordance with IFRS 8 Operating Segments. Based on the above, the Group has four reportable operating segments as follows:

•	The bitauto.com advertising business segment comprises of advertising services.

•	The EP platform business segment comprises of dealer subscription services targeted to the new car automobile market.

•	The taoche.com business segment comprises of advertising services, listing and subscription services targeted to the used automobile market.

•	The digital marketing solutions segment comprises of agent services.

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

As the Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from external customers within the PRC, no geographical segments are presented.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

As a result of the above changes in segment structure, the comparative figures of segment information for the year ended December 31, 2012 were revised accordingly.

Year ended, December 31, 2012	bitauto.com advertising business	EP platform business	taoche.com business	Digital marketing solutions	Total
Revenue	482,398,401	358,175,785	21,623,017	194,708,777	1,056,905,980
Cost of revenue	(71,548,444)	(90,041,494)	(38,540,373)	(92,019,844)	(292,150,155)

Gross profit/(loss)	410,849,957	268,134,291	(16,917,356)	102,688,933	764,755,825
Selling and administrative expenses	(254,440,934)	(183,257,724)	(18,820,870)	(100,835,886)	(557,355,414)
Product development expenses	(27,444,240)	(16,426,583)	(3,645,118)	(6,278,904)	(53,794,845)

Operating profit/(loss)	128,964,783	68,449,984	(39,383,344)	(4,425,857)	153,605,566

Year ended, December 31, 2013	bitauto.com advertising business	EP platform business	taoche.com business	Digital marketing solutions	Total
Revenue	722,103,877	489,819,887	21,708,399	205,700,201	1,439,332,364
Cost of revenue	(94,469,685)	(105,022,863)	(32,950,804)	(102,755,618)	(335,198,970)

Gross profit/(loss)	627,634,192	384,797,024	(11,242,405)	102,944,583	1,104,133,394
Selling and administrative expenses	(379,899,808)	(234,718,439)	(33,143,958)	(101,106,597)	(748,868,802)
Product development expenses	(40,905,789)	(44,648,064)	(6,472,640)	(12,378,666)	(104,405,159)

Operating profit/(loss)	206,828,595	105,430,521	(50,859,003)	(10,540,680)	250,859,433

Year ended, December 31, 2014	bitauto.com advertising business	EP platform business	taoche.com business	Digital marketing solutions	Total
Revenue	1,211,222,781	867,647,521	25,032,963	355,034,759	2,458,938,024
Cost of revenue	(205,067,787)	(225,656,308)	(16,126,371)	(150,159,998)	(597,010,464)

Gross profit	1,006,154,994	641,991,213	8,906,592	204,874,761	1,861,927,560
Selling and administrative expenses	(565,805,368)	(437,878,368)	(42,873,346)	(129,129,530)	(1,175,686,612)
Product development expenses	(58,233,844)	(67,586,559)	(9,378,989)	(12,879,354)	(148,078,746)

Operating profit/(loss)	382,115,782	136,526,286	(43,345,743)	62,865,877	538,162,202

For the years ended December 31, 2012, 2013 and 2014, revenue from one customer amounted to RMB53,732,003, RMB61,096,641 and RMB70,863,129, respectively, arising from sales by both the bitauto.com advertising business segment and digital marketing solutions segment.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

27.	Event after the reporting period

The Company, JD.com, Inc. (“JD.com”), the leading online direct sales company in China and Tencent Holdings Limited (“Tencent”), a leading provider of comprehensive Internet services in China, have entered into definitive agreements pursuant to which JD.com and Tencent would make investments in Bitauto totaling US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin Capital Limited (“Yixin Capital”), a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financing platform business. Upon completion of the transactions, the three companies would work together to provide enhanced online automotive transaction services to car buyers across China. The transactions closed on February 16, 2015, after which JD.com and Tencent hold 15,689,443 and 2,046,106 ordinary shares, representing 25% and 3.3% of the Company’s outstanding shares on a fully diluted basis, respectively, and JD.com has one seat on Bitauto’s board of directors. JD.com and Tencent hold 17.7% and 26.6% of Yixin Capital, respectively, upon closing.

28.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 17, 2015.

29.	Parent company only condensed financial information

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by its PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, foreign-invested enterprises established in the PRC are required to provide certain statutory reserves, which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the statutory reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Foreign-invested enterprises are also required to set aside funds for the employee bonus and welfare fund from their after-tax profits each year at percentages determined at their sole discretion. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The Company’s PRC subsidiaries were established as foreign-invested enterprises and, therefore, are subject to the above mandated restrictions on distributable profits.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

29.	Parent company only condensed financial information (continued)

As a result of these PRC laws and regulations, subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be reserved prior to payment of dividends as a statutory reserve, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2014, the PRC subsidiaries had accumulated profits amounting to RMB182,594,742 (2013: RMB113,214,963) pursuant to PRC accounting standards, and therefore, statutory reserves amounting to RMB18,259,474 was recorded as of December 31, 2014 (2013: RMB11,321,497).

Condensed statements of comprehensive income

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Other operating expense	(4,882)	(810,809)	(7,408)
Selling and administrative expenses	(19,252,151)	(28,725,083)	(58,846,116)

Operating loss	(19,257,033)	(29,535,892)	(58,853,524)
Changes in fair value of financial assets	(267,297)	—	—
Interest income	1,045	1,702	5,063

Loss before taxes	(19,523,285)	(29,534,190)	(58,848,461)
Income tax expense	—	—	—

Loss for the year	(19,523,285)	(29,534,190)	(58,848,461)

Other comprehensive loss
Other comprehensive loss to be reclassified to profit or loss in subsequent periods:
Foreign currency exchange differences, net of tax of nil	(2,060,305)	(19,709,295)	2,596,301
Net gain on available-for-sale financial instruments, net of tax of nil	1,093,734	9,068,634	5,394,021

Other comprehensive (loss)/income for the year, net of tax	(966,571)	(10,640,661)	7,990,322

Total comprehensive loss for the year	(20,489,856)	(40,174,851)	(50,858,139)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

29.	Parent company only condensed financial information (continued)

Condensed statements of financial position

	As of December 31,
	2013	2014
	RMB	RMB
ASSETS
Non-current asset
Investments in subsidiaries	1	6,119,001
Investment in a joint venture	—	15,297,500
Available-for-sale investments	32,887,895	38,364,291

Total non-current asset	32,887,896	59,780,792

Current assets
Prepayments and other receivables	2,664,934	3,116,707
Due from subsidiaries	786,197,749	768,703,242
Due from related parties	23,792	23,878
Cash and cash equivalents	28,551,567	63,189,635

Total current assets	817,438,042	835,033,462

TOTAL ASSETS	850,325,938	894,814,254

EQUITY AND LIABILITIES
Equity
Issued capital	12,128	12,662
Share premium	2,650,342,547	2,696,753,983
Treasury shares	(62,727,907)	(62,579,400)
Employee equity benefit reserve	52,721,654	91,534,747
Other reserve
- Foreign currency translation reserve	(13,295,116)	(10,698,815)
- Available-for-sale financial instruments reserve	10,162,368	15,556,389
Accumulated losses	(1,796,531,270)	(1,855,379,731)

Total equity	840,684,404	875,199,835

Current liabilities
Other payables and accruals	9,641,534	19,614,419

Total current liabilities	9,641,534	19,614,419

Total liabilities	9,641,534	19,614,419

TOTAL EQUITY AND LIABILITIES	850,325,938	894,814,254

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in Renminbi (“RMB”) except for number of shares)

29.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Net cash generated from/(used in) operating activities	65,662,606	(190,200,908)	9,584,348
Net cash used in investing activities	(18,973,656)	(5,487,207)	(6,119,000)
Net cash (used in)/from financing activities	(46,210,492)	233,124,775	28,659,066

Net increase in cash and cash equivalents	478,458	37,436,660	32,124,414
Exchange rate effect on cash	(1,943,255)	(19,174,788)	2,513,654
Cash and cash equivalents at beginning of the year	11,754,492	10,289,695	28,551,567

Cash and cash equivalents at end of the year	10,289,695	28,551,567	63,189,635

(a)	Basis of presentation

The separate condensed financial statements above have been presented on a “parent company only” basis. Under a “parent company only” presentation, the Company’s investments in its subsidiaries are presented at cost. Such investments are presented on the separate condensed statements of financial position of the Company as “Investments in subsidiaries”.

The subsidiaries did not pay any dividends to the Company for the periods presented.

There were no indicators of impairment associated with the investments in subsidiaries as of December 31, 2013 and 2014.

Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted in this parent company only condensed financial information by reference to the Group’s consolidated financial statements.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2013 and 2014.