Form 20-F
period 2015-12-31
BITAUTO HOLDINGS LTD
filed 2016-04-28
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015.

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 60,360,516.5 ordinary shares issued and outstanding and excluding treasury shares, par value US$0.00004 per share, as of December 31, 2015.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“we,” “us,” “our company,” “our” and “Bitauto” refer to Bitauto Holdings Limited, a Cayman Islands company, its subsidiaries and structured entities;

•	“ADSs” refers to our American depositary shares, each of which represents one ordinary share, and “ADRs” refers to American depositary receipts, which, if issued, evidence our ADSs;

•	“China” or the “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	“IFRS” refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.00004 per share;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rate Information” on page 4 of this annual report.

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

                Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 and our selected consolidated statements of financial position data as of December 31, 2011, 2012, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements. The selected consolidated statements of comprehensive income data and the selected consolidated statements of financial position data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with IFRS. Beginning from the first quarter of 2016, we changed our accounting standards from IFRS to U.S. GAAP. Our consolidated financial statements as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

Consolidated Statements of Comprehensive Income Data	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Revenue	669,954	1,056,906	1,439,332	2,458,938	4,011,554	619,277
Cost of revenue(1)	(213,770)	(292,151)	(335,198)	(597,011)	(1,229,623)	(189,821)

Gross profit	456,184	764,755	1,104,134	1,861,927	2,781,931	429,456
Selling and administrative expenses(2)	(347,734)	(557,355)	(748,869)	(1,175,687)	(2,992,476)	(461,959)
Product development expenses	(36,635)	(53,795)	(104,406)	(148,078)	(312,100)	(48,180)
Other gains/(losses), net	22,468	(700)	5,526	(10,903)	43,089	6,652

Operating profit	94,283	152,905	256,385	527,259	(479,556)	(74,031)
Interest income	3,963	5,535	8,111	13,607	24,980	3,856
Interest expense	(1,238)	(3,772)	(2,751)	(6,340)	(8,140)	(1,257)
Changes in fair value of financial instruments	—	(267)	—	—	(31,618)	(4,881)
Share of (losses)/profits of investments accounted for using equity method	(77)	(316)	1,738	(1,342)	(16,216)	(2,503)
Gain from deemed disposal of equity investments	—	—	—	—	141,195	21,797
Gain from adjustment of contingent consideration	—	—	—	—	17,419	2,689
Gain from step acquisition arising from revaluation of previously held equity interest	—	—	—	53,581	—	—

Profit /(loss) before tax(3)	96,931	154,085	263,483	586,765	(351,936)	(54,330)
Income tax expense	(9,758)	(18,923)	(22,255)	(97,643)	(64,517)	(9,960)

Profit /(loss) for the year	87,173	135,162	241,228	489,122	(416,453)	(64,290)

Total comprehensive income/(loss) for the year, net of tax (4)	58,696	134,575	235,128	498,262	(37,574)	(5,800)

Profit /(loss) for the year attributable to ordinary shareholders of the parent company	87,173	135,162	241,228	485,190	(424,351)	(65,509)

Total comprehensive income/(loss) attributable to ordinary shareholders of the parent company	58,696	134,575	235,128	494,330	(45,473)	(7,020)
Profit /(loss) per share attributable to ordinary shareholders of the parent company
Basic	2.11	3.40	6.07	11.62	(7.30)	(1.13)
Diluted	2.06	3.33	5.74	10.88	(7.30)	(1.13)
Weighted average number of ordinary shares outstanding used in profit /(loss) per share calculation
Basic	41,233,110	39,757,311	39,724,505	41,762,778	58,142,432
Diluted	42,408,833	40,571,361	41,997,123	44,576,182	58,142,432

(1)	Including amortization of intangible assets resulting from business acquisitions of RMB8.5 million and RMB19.5 million (US$3.0 million) in 2014 and 2015, respectively.
(2)	Including share-based payments of RMB18.7 million, RMB13.3 million, RMB19.4 million, RMB57.1 million and RMB120.0 million (US$18.5 million) in 2011, 2012, 2013, 2014 and 2015, respectively. Also including non-capitalized follow-on public offering expenses of RMB2.6 million in 2013, amortization of intangible assets resulting from business acquisitions and write-down of assets of RMB6.7 million and RMB750.3 million (US$115.8 million) in 2014 and 2015, respectively.
(3)	Including fair value adjustment of contingent considerations of RMB2.7 million and RMB3.6 million (US$0.5 million) in 2014 and 2015, respectively, and share of amortization of equity investments’ intangible assets not on their books of RMB0.4 million and RMB0.3 million (US$0.04 million) in 2014 and 2015, respectively.
(4)	Including profit /(loss) for the year, foreign currency exchange differences net of tax of nil and net gain on available-for-sale financial assets net of tax of nil.

The following table sets forth our selected consolidated statements of financial position as of December 31, 2011, 2012, 2013, 2014 and 2015.

Consolidated Statements of Financial Position Data	As of December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Assets
Current assets	1,159,200	1,222,846	1,908,290	2,917,013	7,885,048	1,217,242
Non-current assets	142,120	200,935	213,811	758,294	5,204,405	803,422

Total assets	1,301,320	1,423,781	2,122,101	3,675,307	13,089,453	2,020,664

Liabilities
Current liabilities	405,760	428,685	641,219	1,427,533	2,660,501	410,711
Non-current liabilities	9,698	7,292	5,033	86,859	1,813,709	279,989

Total liabilities	415,458	435,977	646,252	1,514,392	4,474,210	690,700

Total equity	885,862	987,804	1,475,849	2,160,915	8,615,243	1,329,964

Total liabilities and equity	1,301,320	1,423,781	2,122,101	3,675,307	13,089,453	2,020,664

Exchange Rate Information

We conduct our operations in China. Our sales, costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 15, 2016, the noon buying rate was RMB6.4730 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2015.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 15, 2016)	6.4730	6.4713	6.4810	6.4580

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our future growth depends on the increased acceptance of the internet as an effective marketing platform by the automotive industry and the increased internet penetration among the general population in China.

We generate a significant portion of our revenues from providing internet marketing services to automakers and automobile dealers. However, internet marketing has not yet been widely accepted as an effective marketing platform by China’s automotive industry. Many of our current or potential customers have not traditionally devoted a significant portion of their advertising or marketing budgets to web-based media. They may have limited experience with the internet as an advertising and marketing medium and therefore may not find the internet to be effective for promoting their automobiles and related services. Some automakers and dealers may still prefer television, outdoor billboards, traditional print and broadcast and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, development of web software that blocks internet advertisements before they appear on a user’s screen may hinder the growth of internet marketing. Our customers may choose not to use internet marketing services if their advertisements cannot reach the intended population due to the block function of this kind of software. Any negative perceptions as to the effectiveness of internet marketing services may limit the growth of our business and adversely affect our results of operations. If the internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial position and results of operations could be materially and negatively affected.

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

The manner in which we deliver our subscription services is relatively new in China. Our EP platform, designed mostly for automobile dealers, is based on a service distribution model through which we deliver a package of software applications over the internet to the dealer subscribers of our EP platform services. Such internet-based products from our EP platform enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. Used automobile dealers may list their automobiles in our database and have the option to publish their listings on our taoche.com website. Furthermore, our platform enables our new automobile dealer customers to publish their automobile pricing and promotional information simultaneously on our websites and our partners’ websites. We may pay a fixed fee to our partners for space on their websites in order to extend the customer reach of our automotive database and content and to attract dealers to subscribe to our EP platform. If our service delivery model cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

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

We also need to continue to enhance our brand awareness among automobile dealers and automakers in order to build on our position as a leading automobile internet marketing service provider. While we have a large network of dealer customers and can reach a broad consumer base by partnering with other websites, pricing and promotional information by our dealer customers are placed on our partners in addition to our own websites. Our partners that distribute dealers’ such information may not always quote our names on their websites, and as a result, we may not achieve the expected visibility among internet users. This could increase our reliance on our partners.

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partners by expending significant time and resources, including participating in auto shows and other branding events. We use priority listing and traffic referral services provided by major internet search engines in China to increase our customers and users’ awareness of our products and services. In addition, we work with Qihoo 360, a leading internet platform company in China, to market and promote our services and we subscribe for marketing services by mobile application stores, such as Yingyongbao of Tencent, to promote our mobile applications.

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

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and taoche.com websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business and the large amounts of their contracts with us. In 2013, 2014 and 2015, revenues from the top three customers in each period accounted for approximately 12.2%, 8.6% and 12.0% respectively, of our total revenues. Our largest customer contributed approximately 5% of our total revenues in 2015. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from third-party media vendors calculated as a percentage of the purchase price for qualifying advertising space purchased and utilized by our automaker customers. See “—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on third-party websites, which is an important source of revenues for us.”

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

An important part of our digital marketing solutions business is to place advertisements on third-party websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of qualifying payments for advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2013, 2014 and 2015, income from performance-based rebates accounted for 5.5%, 7.5% and 6.8%, respectively, of our total revenues. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could affect our financial condition and results of operations.

Our growth prospects may be materially and adversely affected if we are unable to successfully execute our mobile strategy.

There is an increasing trend of accessing the internet through devices other than a personal computer, such as smart phones, tablets and other mobile devices. We have developed a few mobile applications and plan to devote more resources to develop more applications for various mobile devices. Our mobile applications had over 97 million downloads and activations as of December 31, 2015 and we believe an increasing number of sales leads were generated from our mobile applications. However, we have limited experience in developing and optimizing versions of applications for users on mobile devices and platforms. Currently, only a small portion of our automakers and dealers pay to use our mobile applications. As we begin to devote significant resources to developing mobile applications, we will face significant competition from established companies that may have far greater experience than we do. We expect existing competitors to allocate more resources to develop and market competing applications and new mobile-applications competitors to enter the market. Our limited experience makes it difficult to predict whether we will succeed in developing mobile applications that appeal to automakers and dealers. Our experience in developing browser-based applications may not be relevant to developing mobile applications, and we have limited experience working with wireless carriers, mobile platform providers and other partners. These and other uncertainties make it difficult to predict whether we will succeed in developing commercially viable mobile applications.

Furthermore, the generally lower processing speed, power, functionality and memory associated with mobile devices make using applications through such devices more difficult; and the versions of our applications developed for these devices may not be appealing to users. In addition, each device manufacturer or platform provider may impose unique or restrictive terms and conditions for developers relying on such devices or platforms, and our applications may not work well or be used on these devices as a result. As new devices, new mobile platforms and updates to platforms are continually being released, we may encounter problems in developing our applications for use on these devices and platforms and we may need to devote significant resources to creating, supporting and maintaining our applications on such devices and platforms. If we are unable to successfully expand into mobile platforms and devices, or if the versions of our applications that we create for such platforms and devices are not appealing to our users, our business and growth prospects, financial condition and results of operation may be materially and adversely affected.

We cannot assure that our new business initiatives will continue to grow as we have expected or that we will be able to successfully identify and timely and cost-effectively develop and introduce new products and services at all.

We started providing automobile customers with transaction services in 2014, including our automobile transactions and customer relationship management, or CRM. Through Yixin Capital, we have also launched our online automotive financial platform services, which are intended to optimize automobile purchase experience and facilitate completion of transactions. Expansion into these and other new services involves new risks and challenges. For example, our lack of familiarity with the new sector of market may make it difficult for us to anticipate the demands and preferences in the market and provide products and services that meet the requirements and preference of our users. Furthermore, to develop our new products and services, we need to allocate more resources, which have increased, and may continue to increase, our cost of revenue and operating expenses. Therefore, our financial results may be adversely affected in the short term if our new business initiatives are unable to continue to grow as we have expected. With respect to our online automotive financial platform services, we may provide financial backing where needed either in the form of direct loan from us to Yixin Capital or by our guarantee of bank loans by Yixin Capital. In the event of default by Yixin Capital on either type of loans, we may incur financial loss. In addition, we may not be able to successfully identify and timely and cost-effectively develop and introduce new product and services to our users and customers at all.

Our efforts to grow our used automobile-related business may not succeed.

We provide used automobile-related services to extend the reach of our platform. In the past few years, automobile purchases by general consumers have experienced rapid growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people in China have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of a used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if a used automobile market does develop, we cannot predict whether there will be a similar market on the internet and whether we will be poised to capture any of the growth. Our investment in the used automobile business may not prove profitable if the online market for used automobile information fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our advertising business and EP platform business faces competition from many market participants. With respect to our new automobile advertising services operated through bitauto.com, we face competition from China’s automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, automotive channels of major internet portals, internet video websites, social media and networking websites, and emerging new media on mobile end, such as social media mobile applications and ride-sharing applications, as well as traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as television, newspapers, magazines and radio, we still compete with them for clients and advertising revenues. Competition with portals and automotive vertical websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social media and networking websites, internet video websites and new media on mobile end may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. Some competitors of our automobile advertising services have greater financial and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. With respect to our used automobile advertising services operated through taoche.com, we face competition from other used automobile websites, internet portals and media that provide used automobile advertising services and used automobile inventory and offline services providers. With respect to our EP platform business, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing and promotional information and website traffic. We believe our large dealer customer base and innovative EP platform have put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

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

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. Since 2009, the PRC government has repeatedly changed the purchase tax on passenger automobiles with 1.6 liter or smaller engines. In addition, in August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles that are within certain designated catalogues will be exempted from the purchase tax. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy automobiles that are within certain designated catalogues will enjoy subsidies. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed decline, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The implementing rules were amended in December 2011 and November 2013. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new passenger car license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We entered into revolving facility credit agreements with several commercial banks in China in 2015. As of December 31, 2015, RMB361.1 million (US$55.7 million) was outstanding under those agreements. Our indebtedness could have significant consequences on our operations, including:

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, market changes;

•	increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	potentially increasing the cost of any additional financing.

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. Furthermore, if we are unable to comply with the restrictions contained in our credit agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated and affect our liquidity.

We may not be able to refinance our indebtedness on favorable terms, if at all. Our inability to refinance our indebtedness could materially and adversely affect our liquidity and our ongoing results of operation.

We may choose to refinance certain of our bank borrowings with new bank loans as they become due. Our ability to refinance our indebtedness will depend in part on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and financial, business, legislative, regulatory and other factors beyond our control. In addition, the increase in prevailing interest rates or other factors at the time of refinancing could result in an increase in our interest expense or other refinancing costs. Refinancing our indebtedness could also require us to comply with more onerous covenants and further restrict our business operations. If we are not able to refinance our indebtedness on favorable terms, or at all, when they become due, we will be required to repay our indebtedness as they become due. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to seek alternatives, such as to reduce or delay investments, to sell assets, or seek additional capital, all of which could materially and adversely affect our business, prospects, results of operations, financial condition, cash flows and make us vulnerable to adverse industry and general economic conditions.

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

In addition, an economic downturn may reduce the number of automakers and dealers in China and decrease the demand for our services. We depend on automakers and dealers for business. Continued economic growth in China expanded the network of automakers and dealers, which is the primary source of our customers. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and started offering new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of dealers. By contrast, negative economic trends could lead to consolidations among automakers and dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and dealers have used our products or services, consolidations may result in purchase cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations. Lastly, with respect to our online automotive financial platform services, a significant general economic downturn may increase our credit risk exposure if the financial position of our customers are severely and adversely affected. Although most of our financial leases are secured by the automobiles, foreclosures may be costly and time consuming and if those automobiles lose values dramatically, we may not be able to recover the full loan amount by foreclosures.

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

As of December 31, 2015, our trade receivables and our trade payables were RMB1.90 billion (US$293.3 million) and RMB987.4 million (US$152.4 million), respectively. Of these receivables and payables, RMB498.0 million (US$76.9 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any significant collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers, including automakers and dealers, may not renew their contracts or subscriptions for our services after the expiration of their terms. They may also renew for shorter contract terms or for lower cost editions of our services. Although the renewal rates for our automobile dealer subscription services were approximately 90% in 2015, our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ ability to maintain their operations and spending levels, and deteriorating general economic conditions. If our customers do not renew their contracts or subscriptions for our services or switch to lower cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business, financial condition and results of operation may suffer.

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

Our main servers are located in the internet data centers of third parties in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. We have not experienced any system failures in 2015. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

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

As of December 31, 2015, we had sales and service representatives network located in 186 cities across China and plan to continuously expand our network to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are typically localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

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

As of March 31, 2016, our directors and executive officers beneficially owned approximately 17.0% of our outstanding ordinary shares. Accordingly, these directors and executive officers have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. These shareholders may cause corporate actions to be taken even if they are opposed by you and our other shareholders. This could deprive you and our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

We have experienced rapid growth in the past few years. Our revenues have increased from RMB670.0 million in 2011 to RMB4.01 billion (US$619.3 million) in 2015. Our sales and service representatives network has expanded to 186 cities as of December 31, 2015. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in 2013, we formed a joint venture with Kelley Blue Book, or KBB, a leading provider of new and used car information in the United States, and the China Automobile Dealers Association, or CADA, a national organization representing automobile dealers in China. In January 2015, we entered into agreements to form strategic partnership with JD.com, Inc., or JD.com, the leading online direct sales company in China listed on the Nasdaq Global Select Market, and Tencent Holdings Limited, or Tencent, a leading provider of comprehensive Internet services and listed on the Hong Kong Stock Exchange. In February 2015, JD.com and Tencent made investments in us with a combination of US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin Capital Limited, or Yixin Capital, a subsidiary of Bitauto primarily engaged in e-commerce-related automotive financial platform business. In addition, we made certain investments in some private companies in 2015, a majority of which are in auto and auto-related industries.

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

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2015, our sales and service representatives network covered 186 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

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

PRC law currently limits foreign ownership of companies that provide internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other internet information services, such as internet advertising. Our wholly foreign-invested PRC subsidiaries, Beijing Bitauto Internet Information Company Limited, or BBII, and Shanghai Techuang Advertising Company Limited, or Techuang, are currently not eligible to apply for the required licenses for providing internet content services in China.

As such, BBII conducts our business through contractual arrangements with our structured entities (including their subsidiaries) in China, that is mainly, our internet content business through Beijing Bitauto Information Technology Company Limited, or BBIT, our internet advertising business through Beijing C&I Advertising Company Limited, or CIG, and our used automobile business through Beijing Xinbao Information Technology Company Limited, or Beijing Xinbao. In addition, Techuang conducts our online automotive financial platform services through another domestic entity, Beijing Yixin Information Technology Company Limited, or Beijing Yixin. Each of the structured entities (except Beijing Yixin) is currently owned by individual shareholders who are PRC citizens and the relevant structured entities hold the requisite licenses or permits to provide internet content or advertising services in China. Shareholders of our structured entities are set forth in “Item 4. Information on the Company—C. Organizational Structure.” Our structured entities entered into a series of contractual arrangements with our subsidiaries but directly operate our businesses in China. We have been and are expected to continue to depend on structured entities to operate our businesses. We do not have any equity ownership interest in any of the structured entities but control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

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

We rely on and expect to continue to rely on contractual arrangements with our structured entities in China and their respective shareholders to operate our internet content and advertising services business. Our structured entities contributed RMB1.40 billion, RMB2.44 billion and RMB3.91 billion (US$602.8 million), representing 97.6%, 99.2% and 97.3%, respectively, of our total revenues in 2013, 2014 and 2015. BBII and Techuang follow the commonly used methodology, which is to charge service fees based on each structured entity’s revenues reduced by its turnover taxes, such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

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

Conflicts of interest may arise between the dual roles of those individuals who are both minority shareholders, directors and executive officers of our company and shareholders of our structured entities. For example, Mr. Bin Li, our chairman of the board of directors and chief executive officer, and Mr. Weihai Qu, our director and senior vice president, jointly own all the equity interests in BBIT and CIG, with whom we conduct our business through contractual arrangements. For these directors and executive officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in our structured entities, as what is in the best interest of our structured entities may not be in the best interests of our company. In comparison, Mr. Li and Mr. Qu each only hold a minority interest in us. The fiduciary duty implied from their roles as our directors and executive officers is not fully aligned with their interests as shareholders of our structured entities. These individuals may breach or cause the structured entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the structured entities and receive economic benefits from them. We do not have existing arrangements to address potential conflicts of interest these individuals may encounter in his capacity as a shareholder of the structured entities, on the one hand, and as a beneficial owner and a director and an officer of our company, on the other hand. We could, at all times, exercise our option under the exclusive option agreement with structured entities’ shareholders to cause them to transfer all of their equity ownership in structured entities to a PRC entity or individual designated by us, and this new shareholder of structured entities could then appoint new directors of structured entities to replace the current directors. In addition, if such conflicts of interest arise, BBII, our wholly owned foreign PRC subsidiary, could also, in the capacity of the attorney-in-fact of structured entities’ shareholders as provided under the irrevocable power of attorney, directly appoint new directors of structured entities to replace the current directors. We rely on structured entities’ shareholders to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the structured entities, we cannot assure you that these measures would be effective in all instances and when conflicts arise, these individuals will act in the best interests of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

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

It is uncertain whether we would be considered as ultimately controlled by Chinese parties or not The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the value-added telecommunication services and advertising services, which our structured entities provide, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, the level of development, the growth rate, the control of foreign exchange, access to financing and the allocation of resources. While the Chinese economy has grown significantly in the past three decades, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Further, the Chinese economy has been transitioning from a planned economy to a more market-oriented economy and a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. The RMB depreciated by 4.22% against the U.S. dollar in 2015. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and structured entities, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our subsidiaries or structured entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our subsidiaries cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to structured entities may also need government approval. Capital contributions to our PRC subsidiaries must be approved by the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company’s approved business scope. On March 30, 2015, the SAFE promulgated Circular 19, which took effect and replaced Circular 142 from June 1, 2015. Although Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our structured entities require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our structured entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority. We are a Cayman Islands holding company and we have wholly owned subsidiaries in Hong Kong which in turn holds 100% of the equity interest of our PRC subsidiaries. Substantially all of our income may be derived from dividends we receive from BBII and our other PRC subsidiaries. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by BBII and our other PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiaries are determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, BBII was not allowed to enjoy the 50% reduction of the preferential tax rate of 15% according to Circular 157, and the applicable income tax rate for BBII was 10% and 11% for 2009 and 2010, respectively. However, in 2011, it was accepted by local governmental authority that BBII was also eligible for the 50% reduction of the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the income tax rate applicable for BBII was 7.5% for the years ended 2009, 2010 and 2011. In October 2011 and 2014, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rates of 15% for the year ended December 31, 2016 as long as it maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.”

In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the Administrative Measures for the Recognition of Software Enterprise issued by relevant PRC authority in February 2013, which took effect from April 1, 2013, or the New Software Enterprise Measures. Bit EP obtained the “software enterprise” qualification under the New Software Enterprise Measures in May 2013. In December 2013, Target Net was qualified as a “High and New Technology Enterprise” under the EIT law and it will enjoy a preferential income tax rate of 15% for the year ended December 31, 2016 as long as Target Net maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.” In December 2014, Bitauto (Xi’an) Information Technology Co., Ltd. or Bitauto Xi’an, was qualified as a “software enterprise” and now enjoys a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bitauto Xi’an becomes profitable since December 2014. If BBII, Bit EP, Target Net or Bitauto Xi’an fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

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

Public Notice 7 and its interpretation by relevant PRC authorities clarify that an exemption provided by Circular 698 for transfers of shares in a publicly-traded entity that is listed overseas is available if the purchase of the shares and the sale of the shares both take place in open-market transactions. However, if a shareholder of an entity that is listed overseas purchases shares in the open market and sells them in a private transaction, or vice versa, PRC tax authorities might deem such a transfer to be subject to Circular 698 and Public Notice 7, which could subject such shareholder to additional reporting obligations or tax burdens. Accordingly, if a holder of our ADSs or ordinary shares purchases our ADSs or ordinary shares in the open market and sells them in a private transaction, or vice-versa, and fails to comply with Circular 698 or Public Notice 7, the PRC tax authorities may take actions, including requesting us to provide assistance for their investigation or impose a penalty on us, which could have a negative impact on our business operations. In addition, since we may pursue acquisitions as one of our growth strategies, and may conduct acquisitions involving complex corporate structures, PRC tax authorities might impose taxes on capital gains or request that we submit additional documentation for their review in connection with any potential acquisitions, which may cause us to incur additional acquisition costs or delay our acquisition timetable.

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

As of December 31, 2015, we had leased properties in 70 cities in China. With respect to 18 of these leased properties, the lessors failed to provide property title certificates proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a landlord lacks evidence of the title or the right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, our lease agreements have not been registered with competent governmental authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors’ failure to register our lease agreements, our business and financial condition may be negatively impacted.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$22.0 to US$95.0 in 2015 and from US$16.09 to US$28.60 to date in 2016. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

Assuming we are the owner of our PRC structured entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2015. However, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2016, and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets, no assurance can be given with respect to our PFIC status for any taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is also possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming classified as a PFIC for the current year or future taxable years.

If we were to be classified as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—General”) may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or ordinary shares if we are classified as a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2015. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2015. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our holding company, Bitauto Holdings Limited, was incorporated in the Cayman Islands on October 21, 2005. We conduct most of our business through our operating subsidiaries and structured entities in China.

Our operating subsidiaries include BBII, Bitauto Xi’an, Shanghai Yixin Financing Leasing Company Limited, or Shanghai Yixin, and Techuang. BBII and Bitauto Xi’an was established in 2006 and 2014, respectively, and we own 100% of the equity of both companies through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong in April 2010. Shanghai Yixin and Techuang was established in 2014 and 2015, respectively, and both companies are wholly owned subsidiaries of Yixin Capital, in which we own 52.0% equity interest on an as-converted basis. See “—C. Organizational Structure.”

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

In June 2011, we set up Beijing Bit EP Information Technology Company Limited, or Bit EP, to further strengthen our online marketing and CRM platform.

In November 2012, AutoTrader Group purchased an aggregate of 9,000,000 ordinary shares from certain of our pre-IPO shareholders and became a shareholder of our company.

In November 2013, we entered into a framework agreement to establish a joint venture with KBB, a leading provider of new and used car information in the United States, and CADA, a national organization representing automobile dealers in China, in order to provide automobile valuation services in China. In July 2014, due to changes in commercial situations, the parties adjusted the transaction structure for the cooperation. As a result, we established a joint venture, Jingzhengu Holdings Limited (“Jingzhengu”), with KBB, each holding 50% equity interest in Jingzhengu. In October 2014, Jingzhengu subscribed for 80% equity interest in a PRC company owned by CADA and formed a joint venture with CADA.

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

Overview

We are a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Our bitauto.com and taoche.com websites provide consumers with comprehensive up-to-date information on new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Our bitauto.com website was the most visited automotive vertical website in China for new automobile pricing and promotional information in the fourth quarter of 2015; our taoche.com website is the largest used automobile vertical website in China in terms of unique visitors in the fourth quarter of 2015, according to iResearch. We also distribute our dealer customers’ automobile pricing and promotional information through over 590 internet service provider partners as of December 31, 2015. As a result, our automotive database and content had broad consumer reach to China’s internet users.

We managed our businesses in three segments in 2015, namely, advertising business, EP platform business and digital marketing solutions business. Our advertising business offers a variety of advertising services mainly to automakers through our websites as well as mobile applications, which provide consumers with comprehensive up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Our EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Since 2014, we have started providing automobile customers with transaction services, including our automobile transactions, CRM and online automotive financial platform services, which are intended to optimize automobile purchase experience and facilitate completion of transactions. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. Beginning from the first quarter of 2016, we will report financial results across three business segments: advertising and subscription business, transaction services business and digital marketing solutions business.

We have established a nationwide customer base of dealers in China. Our EP platform subscribers increased from 13,612 in 2013 to over 21,000 in 2014 and to over 24,000 in 2015, while our used automobile listing customers increased from 5,200 in 2013 to over 9,000 in 2014 and to approximately 19,000 in 2015.

In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 82 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 77 placed advertisements on our bitauto.com website in 2015. Our diverse customer base of automakers and dealers allows us to cross sell our services, which increases customer loyalty. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

In November 2013, we formed a joint venture with KBB and CADA. This joint venture is expected to draw on our deep understanding of the local market and solid customer base within China’s used car market, KBB’s 87-year history of providing vehicle values, and CADA’s unique position in the industry, as well as its exclusive access to extensive data on China’s used car market. The joint venture is intended to provide nationwide used vehicle valuation services on the internet and via mobile applications to consumers, automakers and auto dealers, as well as insurance, finance and other automotive-related companies that seek used vehicle valuations. See “Item 4. Information on the Company—A. History and Development of the Company” for details regarding our joint venture with KBB and CADA.

In January 2015, we entered into agreements to form strategic partnership with JD.com, the leading online direct sales company in China and listed on the Nasdaq Global Select Market, and Tencent, a leading provider of comprehensive internet services and listed on the Hong Kong Stock Exchange. In February 2015, JD.com and Tencent made investments in us with a combination of US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin Capital, a subsidiary of Bitauto primarily engaged in online automotive financial platform business.

Our revenues were RMB1.44 billion, RMB2.46 billion and RMB4.01 billion (US$619.3 million) in 2013, 2014 and 2015, respectively. Under IFRS, we had profits of RMB241.2 million and RMB489.1 million in 2013 and 2014, and losses of RMB416.5 million (US$ 64.3 million) in 2015, respectively.

Our Services

Our advertising business

We generate advertising revenues through our bitauto.com website and, to a lesser extent, through our taoche.com website by providing advertising services to automakers and other users of our services. In fiscal year 2015, advertising revenues from our taoche.com business are reported under our advertising business segment.

We display advertisements on our bitauto.com and taoche.com websites and allow extensive possibilities of user interactions through rich media advertisements. Because visitors to our websites usually seek specific information relating to automobiles and therefore are more likely to be interested in making automobile purchases, our websites have become an ideal destination for brand advertisements and promotional activities of automakers. We are able to achieve cost-effective and targeted advertising results for our customers through our proprietary technologies and placement algorithms that target specific consumer segments. For example, we can display advertisements to consumers located in specific geographic areas based on internet protocol addresses. We can also display advertisements for particular automobile models or their competing models to consumers based on the content of the web pages they are viewing. Furthermore, we also help our automaker customers plan and organize promotional events, which we consider as part of our bitauto.com advertising services. Our taoche.com website focuses on selling advertisements to automakers with certified pre-owned automobile programs, including text-based, banner and rich media advertisements.

Starting in the first quarter of 2016, we will combine this business with our subscription business to form our advertising and subscription business.

Our EP platform business

Our EP platform was developed based on our previous Easypass platform in 2012. Our EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. Since 2014, we have started providing automobile customers with additional transaction services, including our automobile transactions, CRM and online automotive financial platform services, which are intended to optimize automobile purchase experience and facilitate completion of transactions.

The standard service modules for new automobile dealers on the EP platform include the following:

•	Dealer Listing Service is provided to our EP platform subscribers to help them reach a broad base of purchase-minded consumers. We publish our EP platform subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website. To further broaden our EP platform subscribers’ consumer reach, we have entered into arrangements with over 590 partners to become their provider of automobile pricing and promotional information. We automatically feed such information to our partners from our proprietary new automobile database, which is regularly updated and maintained by our dealer customers. We may pay a fixed fee to our major partners for their advertising space.

•	Autosite enables our EP platform subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our service also has interactive features that allow consumers to make online reservations for test drives, indicate purchase interest and ask questions and get answers online from our dealer customers. We also register and maintain independent internet domain names for Autosite users.

•	Ad Maker enables our EP platform subscribers to quickly make their own online advertisement by choosing their preferred professionally pre-designed advertisement materials and template. With Ad Maker, our EP platform subscribers can easily edit their online advertisements without using professional photo software. We also provide advertisement storage space for our EP platform subscribers to save their advertisements on our servers free of charge.

•	Virtual Call Center provides a toll-free number to each dealer for consumer inquiries. Each toll-free number has a virtual voicemail on the EP platform. Approximately over 31 million call minutes were logged in 2015.

In addition, we provide a variety of transaction services on the EP platform. These services are in the early stage of development and currently include the following:

•	The automobile transaction service enables us to directly engage in potential transactions, efficiently find potential car buyers for dealers and automakers, and facilitate the completion of a transaction via our online platforms including Huimaiche, our C2B automobile purchase platform, and Yiche Mall, our flagship e-commerce platform working directly with automotive manufacturers in China as well as our offline services provided to dealers, automakers and car buyers.

•	Our CRM services offer integrated customer relationship management solutions using cloud-based technology to help our EP platform subscribers establish a complete marketing and sales management system. Our CRM services can help our EP platform subscribers in every step of their marketing and sales activities, such as looking for sales channels and sales opportunities, organizing sales events, managing customers’ files and sales forecast. The data analysis function can help our EP platform subscribers manage, maintain and enhance customer relationship by analyzing their customers’ purchase history and preferences. With the support of marketing channels and social networks from our business partners, it also improves the operating efficiency for EP platform subscribers wherein they can directly provide repair and maintenance services to car buyers.

•	The online automotive financial platform services provide a variety of funding approaches to potential car buyers, and this in turn increases the number of successful transactions. We offer automobile financial leasing services to our customers and also cooperate with several leading commercial banks and automotive financing and leasing companies in China, which directly provide financing and leasing solutions to car buyers.

In 2013, 2014 and 2015, we had 13,612, over 21,000 and over 24,000 EP platform new automobile subscribers, respectively.

Starting in the first quarter of 2016, our transaction services on EP platform will be reported separately under a new business segment of transaction services business.

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

Our Database

Our database is the source of information on our bitauto.com and taoche.com websites and the automobile pricing, promotional and automobile dealer business information on our partners. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our dealer subscription services and advertising services as well as for future expansions. Given the significant amount of time, resources and nationwide network of dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (i) content designed for automobile consumers; (ii) dealers’ business and contact information; and (iii) new automobile pricings and used automobile listings. As of December 31, 2015, our database contained:

•	Business and contact information of over 38,300 new automobile dealers and used car sellers;

•	Over 24 million listings of new automobile pricing and promotional information and 22 million automobile news pieces; and

•	Approximately 2.3 million used automobile listings.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives network located in 186 cities across China, as of December 31, 2015, or by our dealer customers directly. Automobile pricing and promotional information is maintained and regularly updated by dealers through our EP platform or applications on our taoche.com website and generally reflects the dealers’ latest price. Specifications and features of each automobile model are collected by our editing team from automakers and dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

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

Product Development

Our internet services are supported and enhanced by a team of more than 800 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We develop and improve our products and services to meet the evolving needs of our customers and users. In recent years, we strengthened various functions of our EP platform and offered automobile transaction services on Huimaiche, Yiche Mall and our online automotive financial platform. We provide automobile financial leasing services to our customers, as well as a wide range of third-party financing and leasing solutions to car buyers. These new services are supported by our technological platform developments in 2015. We spent approximately RMB104.4 million, RMB148.1 million and RMB312.1 million (US$48.2 million) on product development in 2013, 2014 and 2015, respectively. These expenditures represented 7.3%, 6.0% and 7.8% of our total revenues in 2013, 2014 and 2015.

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

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•	We sponsored the Formula Student China events first in 2010 along with the Society of Automotive Engineers of China. In 2015, we agreed to further sponsor this event for another five years with a total commitment of RMB15 million;

•	We organized the China Automotive Industry Forum and developed it into a significant annual event in China’s automotive industry. The forum featured speakers, such as senior management of automakers and automobile dealer groups, academics and high-level government officials, and was well attended by many industry participants;

•	We organized dealer forums in order to strengthen our relationship with dealer customers;

•	We have been publishing Bitauto newsletters since 2005, which are distributed to automobile dealers throughout China free of charge and can also be made available upon request. These newsletters feature topics that interest automobile dealers, such as relevant automobile market information and government policies, as well as reports on success stories of automobile dealers and their executives;

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing, Shanghai, Guangzhou and Chengdu, and have been one of the most popular and most active participants among China’s automotive vertical websites at many exhibits.

•	Since 2011, we have been hosting the Annual Celebration of Automobiles, which selects and recognizes most popular cars and models and has become one of the most influential events of similar kind in China’s automotive industry;

•	We organize and host the annual Night of Auto People event, which is one of the most prominent events in China’s automobile industry, since 2012.

•	We contributed to a charity fund in cooperation with Soong Ching Ling Foundation in 2013 and agreed to contribute an aggregate of RMB5 million from 2013 to 2017. The fund is devoted to care for people working in the automobile industry and support talent development.

We also provide customer services and training to our dealer customers in order to help them fully utilize the potential of our EP platform and applications on our taoche.com website and foster customer loyalty.

Customers

Our customers consist primarily of automakers and automobile dealers that use one or more of our services, including advertising, EP platform , and digital marketing solutions. There are more automobile dealer customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. Our EP platform and applications on our taoche.com website have a diverse customer base. No single dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large amounts of their contracts with us. In 2013, 2014 and 2015, revenues from the top three customers in each period accounted for approximately 12.2%, 8.6% and 12.0%, respectively, of our total revenues. Our largest customer accounted for approximately 5% of our total revenues in 2015. In addition, we also generate revenues indirectly from our automaker customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we usually receive performance-based rebates from media vendors, which equal a percentage of the purchase price for qualifying advertising space purchased and utilized by our customers.

The following summary illustrates the customers of our advertising business, EP platform business and digital marketing solutions.

Advertising business customers. We have a broad base of advertising customers. The combination of a large and purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our websites and mobile applications. Of the approximately 82 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 77 placed advertisements on our bitauto.com website in 2015. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates in China independently from their overseas investors and because those joint ventures typically have their own separate advertising budgets. We therefore treat such joint venture as a different advertising business customer than their investors.

EP platform business customers. We have established a large customer base for our EP platform business. We had over 24,000 EP platform paying new car dealer subscribers in 2015. We enter into a service agreement with each EP platform subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for EP platform subscribers to terminate the agreement without cause. Under these service agreements, we have the right to require customers to revise their information to be published through our platform if the information violates applicable laws. Each customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing information and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information.

Digital marketing solutions business customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2014, our digital marketing solutions business had 41 automaker customers, 28 of which remained our customers in 2015. As of December 31, 2015, the number of our automaker and auto-related customers increased to 63. On behalf of these automaker customers, we placed RMB1.77 billion (US$272.7 million) of online automotive advertisements in 2015, including those placed on our own websites.

Competition

We face competition in each line of our services:

•	Our advertising business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, the automotive channels of major internet portals, internet video sites, social media and networking websites and emerging new media on mobile end, as well as traditional forms of media. Competition with other websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. With respect to our used automobile advertising services, we face competition from other used automobile websites as well as other websites and media that publish used automobile information in China. The parameters of competition are similar to those of our bitauto.com advertising business, except that the competition for our taoche.com business is more focused on the size of used automobile inventory and market penetration among used car customers.

•	Our EP platform business faces competitions from China’s automotive vertical website, such as autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing and promotional information and website traffic.

•	Our digital marketing solutions business faces competition from other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu Aegis Network and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising, Tensyn and iForce. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

Regulation

The following is a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-added Telecommunications Business

Our internet content services are regarded as telecommunications services, which are primarily regulated by the Ministry of Industry and Information Technology. Under the Telecommunications Regulations of the PRC, telecommunications businesses are divided into two categories, namely (i) the “basic telecommunications business,” which refers to the business of providing public network infrastructure, public data transmission and basic voice communications services, and (ii) “value-added telecommunications business,” which refers to the telecommunications and information services provided through the public network infrastructure. Internet information service business is listed under the second category of the value-added telecommunications business.

Regulations on Internet Information Services

BBIT operates www.bitauto.com and www.taoche.com and other websites to provide internet information services for China’s automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial internet information services, the service providers shall obtain an ICP license. BBIT holds an ICP license issued by Beijing Telecommunications Administration Department, effective until February 25, 2021, which permits BBIT to carry out commercial internet information services using the above-mentioned domain names.

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

In addition, the Standing Committee of the National People’s Congress promulgated Anti-Terrorism Law of China on December 27, 2015, which took effect on January 1, 2016. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security, information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

BBIT and some other entities in our group are ICP operators, and are therefore subject to the regulations relating to information security. They have taken measures to comply with these regulations. They are registered with the relevant government authority in accordance with the mandatory registration requirement.

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

Regulations on Online Cultural Services

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective on April 1, 2011 and replaced the original measures promulgated in 2003 and amended in 2005. The Internet Culture Measures require ICP operators engaged in “internet culture activities” to obtain an internet cultural operating license from the provincial administration of culture. “Internet culture activities” includes, among other things, online dissemination of internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products. “Internet cultural activities” are defined as an act of provision of internet cultural products and related services, which includes: (i) production, duplication, importation, publishing, and broadcasting of the internet cultural products; (ii) online dissemination whereby cultural products are posted on the internet or transmitted via internet to client ends and internet-surfing service business premises, such as internet bars, such as computers, fixed line telephones, mobiles, television sets, games machines, for online users’ browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the internet cultural products. All entities engaging in commercial internet cultural activities must be approved by the Ministry of Culture. BBIT holds an internet culture operating license issued by the Ministry of Culture to provide internet cultural services, which expired on April 21, 2016. BBIT is in the process of renewing this license. Although we do not foresee difficulty in successfully completing such renewal, in the event we fail to renew this license, our ability to provide internet cultural services may be affected. In addition, we will continue to operate our business pending the completion of the renewal process and if we are deemed to have violated relevant laws and regulations for this gap period operation, we may face fines and other governmental actions as a result.

Regulations on Internet Publishing

On February 4, 2016, the General Administration of Press and Publication and the Ministry of Industry and Information Technology jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulations, which took effect on March 10, 2016 and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulations authorize the General Administration of Press and Publication, or GAPP, to administer, and grant approval to, all entities that engage in internet publishing, and Ministry of Industry and Information Technology, as authority in charge of internet industry, to implement corresponding supervision and administration for internet publishing business. Pursuant to the Internet Publishing Regulations, the term “internet publishing service” means the provision of online publications to the public via information network; the term “online publications” means the digital works with editing, production, processing and other publishing features, provided to the public via information network, which mainly includes: (i) informative, thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works within literature, art, science and other fields; (ii) the digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications; (iii) the network documentation database or other digital works formed through aforementioned works by selecting, organizing, collecting and other means; and (iv) other types of digital works identified by GAPP.

The Internet Publishing Regulations regulate internet publishing business and contents of the internet publications in China. Entities engaged in internet publishing business must be subject to annual inspection and only carry out such business within the approved scope. Entities engaged in internet publishing business are not allowed to lend, lease, sell or transfer its internet publishing permit, including allowing other internet information service providers to provide internet publishing services using its name. Further, foreign invested entities cannot engage in internet publishing business. As an internet content provider, BBIT releases articles to the internet users on its websites. According to the Internet Publishing Regulations, such acts may be deemed internet publishing. BBIT has obtained an internet publishing permit from the GAPP in October 2012, which will remain effective until December 31, 2016. If we are deemed to be in breach of relevant internet publishing regulations, the PRC regulatory authorities may impose penalties, including warning, fines, confiscation of illegal income, ordering rectification, suspending permit, suspending business, deleting illegal contents, and seizing the related equipment and servers used primarily for such activities.

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

In addition to the internet audio-video program operating license, the internet audio-video program measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be “internet movie producing.” BBIT holds an operating license for the production of radio and television program, effective until February 13, 2018.

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to internet mapping services issued by the State Bureau of Surveying and Mapping, maps called and transmitted through wireless internet belong to internet maps. To provide internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for Internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the minimum amount of registered capital, the number of technical personnel and map security verification personnel, security facilities, and ISO9000 certification or approval from relevant provincial or municipal government. BBIT currently provides online traffic information inquiry services as well as internet map marking and inquiry services that allow users to locate automobile dealers. BBIT plans to expand its business in the future to include electronic mapping services that allow users to search driving routes and tourist spots. BBIT obtained a Surveying and Mapping Qualification Certificate for internet mapping on November 11, 2015, effective until December 31, 2019.

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

We conduct our businesses in China primarily through contractual arrangements. BBII has contractual arrangements with BBIT, CIG and Beijing Easy Auto Media Company Limited, or BEAM and their respective shareholders. Shanghai Techuang Advertising Co., Ltd., or Techuang, has contractual arrangements with Beijing Yixin and its shareholders. BBIT holds a regional ICP license, which is one kind of value-added telecommunications licenses, to conduct internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its ICP license. BBIT has submitted registration applications for the trademarks used for its internet information services on its websites, but has not received approval for all its applications. Some of BBIT’s registration applications are still under review. Beijing Yixin holds an ICP license issued by Beijing Communications Administration Bureau, which is a type of value-added telecommunications licenses, to conduct internet information services and currently owns, or otherwise has the legal right to use, all the domain names and trademarks used for its internet information services on its websites. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not directly own all the trademarks used on its websites. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among BBII, Techuang, BBIT, CIG, BEAM, Beijing Yixin and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

Regulations of Advertising Content

The PRC government regulates the content of advertisements though Advertisement Law promulgated on April 24, 2015 and other similar laws and regulations in China. PRC laws and regulations prohibit, among other things, false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs, pharmaceutical precursor chemicals, as well as drug addiction treatment medicines, medical devices and treatment methods are not permitted. Advertisements for tobacco may not be broadcast on television. Restrictions also exist regarding the advertisement of patented products and processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. All advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, along with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

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

Regulations on Financial Leasing

The PRC government regulates the financial leasing enterprises though Administrative Measures of Supervision on Financial Leasing Enterprises, or Circular 337, promulgated on September 18, 2013 and other similar laws and regulations in China. Circular 337 permits financial leasing enterprises to carry out financial leasing business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, Circular 337 prohibits financial leasing enterprises from engaging in such financial business as attracting deposits, issuing loans and granting loans on entrustment. Without the approval from relevant authorities, financial leasing enterprises shall not engage in inter-bank borrowing and other business. In addition, financial leasing enterprises are prohibited from carrying out illegal fund-raising activities in the name of financial leasing. Circular 337 requires financial leasing enterprises to establish and improve their financial and internal risk control systems, and each financial leasing enterprise’s risk assets shall not exceed ten times of their total net assets. Risk assets generally refers to the adjusted total assets of a financial leasing enterprise excluding cash, bank deposits, sovereign bonds and entrusted leased assets.

The main regulations governing foreign investment in the PRC financial leasing industry includes the Administrative Measures on Foreign-Invested Lease Industry (amended in 2015). The above measures require that a foreign investor may invest directly in the PRC financial leasing industry only if it has a total asset of no less than the equivalent of US$5 million. The Ministry of Commerce is the competent administrative authority in charge of the foreign-invested lease industry and is also responsible for the examination and approval of such business. A foreign-invested financial leasing enterprise may undertake the following business: (i) the financial leasing business; (ii) the leasing business; (iii) the purchase of leased properties from onshore and offshore; (iv) the disposal of scrap value of and maintenance of leased properties; (v) the consultancy and guaranty business relating to lease transactions; and (vi) other business approved by the examination and approval department. In addition, a foreign-invested financial leasing enterprise shall meet the following requirements: (i) have corresponding professionals, with its senior management personnel having relevant professional qualifications and experience of at least three years, (ii) the operating period of a foreign-invested financial leasing enterprise established in the form of limited liability company shall not exceed 30 years. The risk assets of a foreign-invested financial leasing enterprise shall not exceed 10 times of its net assets. Our business operations are in compliance with these regulations.

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

We conduct material businesses in China primarily through contractual arrangements with BBIT, CIG, BEAM, Beijing Xinbao, Beijing Yixin and their respective shareholders. The shareholders of both BBIT and CIG are Bin Li and Weihai Qu, holding 80% and 20% equity interests in each of BBIT and CIG, respectively. The shareholders of BEAM are Bin Li, Weihai Qu and Jingning Shao, holding 80%, 19% and 1% equity interests, respectively. The shareholders of Beijing Yixin are Bin Li, Shenzhen Tencent Industry Investment Fund Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd., holding 55.7%, 26.6%, and 17.7% equity interests in Beijing Yixin, respectively. Mr. Jinsong Zhu, a vice president of us and the chief technology officer of CIG, holds 100% equity interests in Beijing Xinbao. Prior to our initial public offering in 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader in November 2012, certain members of our management purchased an aggregate of 2.4% of our total outstanding shares from other existing shareholders. All of these management members who are PRC residents are in process of preparing relevant documents as required by the Beijing office of SAFE to amend their foreign exchange registration in accordance with Circular 37 to reflect the change in their shareholding in the company.

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

SPV Regulation and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including China Securities Regulatory Commission, or the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPY Regulation, which took effect on September 8, 2006 and was amended on June 22, 2009. The SPY Regulation purports to require an offshore “special purpose vehicle” to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange, and under the SPY Regulation, “special purpose vehicle” is defined as an offshore company directly or indirectly controlled by PRC domestic companies or individuals for the purposes of listing the equity interests in PRC companies on overseas stock exchanges. On September 21, 2006, the CSRC published on its official website the procedures regarding its approval of overseas listings by special purpose vehicles. The approval procedures require the filing of a number of documents and would take several months. However, it remains unclear whether the SPY Regulation and the requirement of the CSRC approval apply. Up to the date of this annual report, the CSRC has not issued any rules or written interpretation clarifying whether offerings like our initial public offering in November 2010 and follow-on public offering in 2013 are subject to this new procedure.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 come into force replacing both previous SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Circular 19 removed certain restrictions previously provided under Circular 142 for foreign-invested enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. Any violation of Circular 19 may result in severe penalties, including substantial fines. If our structured entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our structured entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, and as amended on June 1, 2015, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

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

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Double the Tax Avoidance Arrangement and other relevant tax rules and regulations. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report the Indirect Transfer to the competent tax authority of the PRC “resident enterprise.” The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. On February 3, 2015, the SAT issued Public Notice 7 which extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly. Circular 698 and Public Notice 7 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold an equity interest in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 or Public Notice 7, which may have a material adverse effect on our financial condition and results of operations.

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

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not within the scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for “high and new technology enterprises strongly supported by the state” of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. In October 2011 and 2014, BBII successfully renewed its “High and New Technology Enterprise” status for another three years and will be able to enjoy a preferential income tax rate of 15% for the year ended December 31, 2016, as long as it maintains its qualification and continues to meet relevant requirements as a “High and New Technology Enterprise.” In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with “software enterprise” qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the New Software Enterprise Measure issued by relevant PRC authority in February 2013. Bit EP obtained the “software enterprise” qualification under the New Software Enterprise Measures in May 2013. In December 2013, Target Net was qualified as a “High and New Technology Enterprise” under the EIT law and it will enjoy a preferential income tax rate of 15% for the year ended December 31, 2016 as long as Target Net maintains its qualification and continues to meet the relevant requirements as a “High and New Technology Enterprise.” In December 2014, Bitauto Xi’an was qualified as a “software enterprise” and now enjoys a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bitauto Xi’an becomes profitable since December 2014. If BBII, Bit EP, Target Net or Bitauto Xi’an fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.”

C.	Organizational Structure

The following diagram illustrates our corporate structure of principal operating entities as of the date of this annual report:

(1)	Mr. Jinsong Zhu, a vice president of our company and the chief technology officer of CIG, holds 100% equity interests in Beijing Xinbao.
(2)	Bin Li and Weihai Qu hold 80% and 20% equity interests in CIG, respectively.
(3)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BBIT, respectively.
(4)	Bin Li, Jingning Shao and Weihai Qu hold 80%, 1% and 19% equity interests in BEAM, respectively.

(5)	Beijing Runlin Automobile and Technology Company Limited is 51% owned by BBIT and 49% owned by an entity unrelated to us.
(6)	Target Net (Beijing) Technology Company Limited is 51% owned by BBIT and 49% owned by individuals unrelated to us.
(7)	Tencent, JD.com and another third party holds 27.7%, 18.4% and 1.8%, respectively, of Yixin Capital. Under the share incentive plan of Yixin Capital, that company may issue a maximum number of ordinary shares not exceeding 6% of its total outstanding shares taking into account such issuance.
(8)	Bin Li, Shenzhen Tencent Industry Investment Fund Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. 55.7%, 26.6% and 17.7% equity interests in Beijing Yixin, respectively.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office spaces in three office buildings with a combined area of approximately 25,990.87 square meters as of December 31, 2015. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases in Beijing generally have terms from one to five years and may be renewed upon expiration of the lease terms. We generally make monthly rental payments. In addition, we lease office spaces in 69 other cities across China for our subsidiaries and branch offices.

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

Overview

We are a leading provider of internet content and marketing services for China’s fast-growing automotive industry. In 2015, our businesses were managed in three segments, namely, advertising business, EP platform business and digital marketing solutions business. Our advertising business offers a variety of advertising services mainly to automakers through our bitauto.com and taoche.com websites, as well as mobile applications, which provide consumers with comprehensive up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Our EP platform business provides web-based and mobile-based integrated digital marketing solutions in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. From 2014, we have started providing automobile customers with transaction services, including our automobile transactions, CRM and online automotive financial platform services, which are intended to optimize automobile purchase experience and facilitate completion of transactions. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

The majority of our revenues are from the following sources:

•	advertising fees from our bitauto.com and taoche.com websites through selling advertisements to automakers with respect to new automobiles and automakers with certified pre-owned automobile programs;

•	EP platform subscription fees including new automobile dealer subscription fees and used automobile listing fees from taoche.com;

•	commission-based fees for the provision of our transaction services;

•	service fees paid for our integrated one-stop digital marketing solutions, which include website creation and maintenance, online advertising agent services, public relations and marketing campaigns; and

•	performance-based rebates from our media vendors.

Our business has experienced rapid growth in the past few years. As a result, we need to adjust our business segmentation to better present our results of operations. Prior to 2013, we managed businesses in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. From 2013 to 2014, our EP platform business was added as a new segment. Starting from the first quarter of 2015, our taoche.com business has been consolidated into our advertising business and EP platform business and is not reported as a separate segment. Revenues were RMB1.44 billion, RMB2.46 billion and RMB4.01 billion (US$619.3 million) in 2013, 2014 and 2015, respectively. In 2015, revenues from our advertising, EP platform and digital marketing solutions businesses accounted for 40.4%, 48.2% and 11.4% of our total revenues, respectively. Under IFRS, we had profits of RMB241.2 million, RMB489.1 million in 2013 and 2014, respectively, and loss of RMB416.5 million (US$64.3 million) in 2015.

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

Market penetration of our advertising business. Revenues from our advertising business are directly affected by the amount of advertisements placed by automobile customers on our bitauto.com website and, to a lesser extent, our taoche.com website. Our business and results of operations will depend significantly on our ability to grow our customer base, including expanding our services into new geographic areas and providing additional services to our existing customers. In addition, the content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our websites, which in turn would affect automotive advertisers’ spending on our websites. Finally, we believe our automotive content’s broad consumer reach achieved through our own automotive vertical websites and our partners is also a factor considered by our automobile customers when choosing our subscription and transaction services.

Development of our EP platform business. Revenues from our EP platform business are directly affected by the number of subscribers to our EP platform and the length of subscriptions. Since 2014, we have started providing automobile customers with transaction services, including our automobile transactions, CRM and online automotive financial platform services. Since the businesses on EP platforms are relatively new in China and we are still exploring the best approaches to grow these businesses, we may need to invest additional resources to develop and market our new services.

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

Key Components of Results of Operations

Revenues

In 2015, we generated total revenues of RMB4.01 billion (US$619.3 million). The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues for the periods presented.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Advertising business*	741,783	51.5	1,233,190	50.2	1,619,463	250,002	40.4
EP platform business*	491,849	34.2	870,713	35.4	1,935,559	298,799	48.2
Digital marketing solutions business	205,700	14.3	355,035	14.4	456,532	70,476	11.4

Total revenues	1,439,332	100.0	2,458,938	100.0	4,011,554	619,277	100.0

Notes:

*	From January 1, 2015, taoche.com business is no longer a separate business segment. Revenues generated from the advertising business of taoche.com and listing and subscription business of taoche.com were included in the revenues generated from advertising business and EP platform business, respectively. As a result of the above changes in segment structure, the comparative figures of segment information for the years ended December 31, 2013 and December 31, 2014 were revised accordingly.

Our advertising business

Revenues from our advertising business accounted for 51.5%, 50.2% and 40.4% of our total revenues in 2013, 2014 and 2015, respectively. We generate revenues through our websites and mobile applications by providing advertising services to automakers. We generate most of our advertising revenues from new automobile advertising revenues through selling advertisements to automakers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Of the approximately 82 automakers in China and their joint ventures (consisting of international and Chinese automobile manufacturers with annual sales volume of 21 million passenger automobiles), 77 placed advertisements on our bitauto.com website in 2015. Our advertising business also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to a few automakers with certified pre-owned automobile programs, who have been placing advertisements on our taoche.com website.

Our EP platform business

We provide our automobile dealer subscription services through our proprietary EP platform, which enables our customers to manage their online marketing efforts via a web browser-based and mobile-based interface developed by us while we maintain the core software and databases. Our EP platform became a separate business segment in 2013. From 2014, we have started providing to automobile customers transaction services including our automobile transactions, CRM and online automotive financial platform services, which are intended to optimize automobile purchase experience and facilitate completion of transactions. Our revenues from EP platform services were RMB491.8 million, RMB870.7 million and RMB1.9 billion (US$298.8 million) in 2013, 2014 and 2015, respectively, representing 34.2%, 35.4% and 48.2% of our total revenues in the respective periods.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 14.3%, 14.4% and 11.4% of our total revenues in 2013, 2014 and 2015, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our advertising business and EP platform business mainly includes fees paid to our business partners to distribute our dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, direct service cost, depreciation and amortization of assets, turnover taxes and related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost, salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees, turnover taxes and related surcharges.

The following table sets forth our cost of revenues in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Total revenues	1,439,332	100.0	2,458,938	100.0	4,011,554	619,277	100.0

Cost of revenues:
Advertising business	127,420	8.9	221,194	9.0	321,833	49,682	8.0
EP platform business	105,023	7.3	225,656	9.2	672,252	103,778	16.8
Digital marketing solutions business	102,755	7.1	150,161	6.1	235,538	36,361	5.9

Total cost of revenues	335,198	23.3	597,011	24.3	1,229,623	189,821	30.7

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	sales and marketing expenses we incurred to promote our brand image through marketing activities on search engines and navigation sites, and events such as automotive exhibitions and industry forums;

•	office expenses for our daily operations, and traveling and communication expenses;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from our share incentive plans;

•	provision for bad debts;

•	depreciation and amortization;

•	Write-down of assets; and

•	others that include stamp duties, training fees and delivery costs.

The following table sets forth our selling and administrative expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	1,439,332	100.0	2,458,938	100.0	4,011,554	619,277	100.0

Selling and administrative expenses:
Salaries and benefits	262,278	18.2	351,785	14.3	590,576	91,169	14.7
Sales and marketing expenses	334,503	23.2	598,075	24.3	1,319,825	203,746	32.9
Office expenses	41,413	2.9	50,236	2.0	64,073	9,891	1.6
Operating lease expenses	37,935	2.6	54,710	2.2	75,176	11,605	1.9
Share-based payments	19,386	1.3	57,104	2.3	120,045	18,532	3.0
Provision for bad debts	10,349	0.7	13,897	0.6	8,931	1,379	0.2
Depreciation and amortization	25,743	1.8	29,174	1.2	512,674	79,143	12.8
Write-down of assets	—	—	—	—	280,591	43,316	7.0
Others	17,262	1.2	20,706	0.8	20,585	3,178	0.5

Total selling and administrative expenses	748,869	51.9	1,175,687	47.7	2,992,476	461,959	74.6

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB104.4 million, RMB148.1 million and RMB312.1 million (US$48.2 million) in 2013, 2014 and 2015, respectively, representing 7.3%, 6.0% and 7.8% of our total revenues in the respective periods.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong did not have assessable profits that were earned in or derived from Hong Kong during the years ended December 31, 2013, 2014 and 2015. Accordingly, we did not pay Hong Kong profit tax during these periods.

PRC

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, 100% of our equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and its structured entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiaries own 100% of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is not considered to be a PRC tax resident enterprise as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiary is not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

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

For more information on PRC tax regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Enterprise Income Tax Law” and “ Item 10. Additional Information—E. Taxation.”

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

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application place significant demands on the judgment of our management. The following descriptions of our critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under “Risk Factors” and other disclosures included in this annual report. Beginning from the first quarter of 2016, we changed our accounting standards from IFRS to U.S. GAAP.

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

Advertising services. Revenue from advertising activities is recognized when the advertisements are published over the stated display period and when the collectability is reasonably assured. We also organize promotional events to help customers to promote their products. We recognize revenue from organizing promotional events when the services have been rendered, and the collectability is reasonably assured. Revenues from advertising services are reported at a gross amount.

Dealer subscription and listing services. We provide web-based and mobile-based integrated digital marketing solutions to automobile customers in China. We make available throughout the subscription or listing period a proprietary platform linked to our website or media vendors’ websites where automobile customers can manage their customer relationships, and publish information, such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Additionally, we provide customer relationship management services. The revenue is recognized when the services have been rendered and the collectability is reasonably assured. Revenues from dealer subscription and listing services are reported at a gross amount.

We invoice our customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. We record amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in our consolidated statements of financial position.

We provide automobile financial leasing services on our online automotive financial platform. Revenue attributable to finance leases is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the finance lease. We also recognize commission-based fees for the provision of other transaction services.

Agent services. We receive commissions for assisting customers in placing advertisements on media vendor websites (“advertising agent services”). The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. We also receive performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers we represent. However, we do not provide or receive any rebates when placing advertisements on our own websites. Revenue is recognized when the amounts of these performance-based rebates are probable and reasonably estimable. We also provide other services to assist customers, such as project-based services including public relations and marketing campaign, website design, setup and maintenance services. We recognize project-based services revenue when the services have been rendered, and the collectability is reasonably assured. Revenue from development services is recognized when the services have been rendered, which is once the design and setup of the website is complete, and the collectability is reasonably assured. Revenue for maintenance services is recognized ratably over the contract period.

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

Fair Value of Financial Instruments

Our financial instruments contain financial assets and financial liabilities mainly including cash and cash equivalents, time deposits, restricted cash, trade receivables, bills receivables, other receivables, financial assets at fair value through profit or loss, available-for-sale financial assets, trade payables, other payables, contingent considerations, interest-bearing borrowings and convertible preference shares. The fair value of financial assets at fair value through profit or loss, available-for-sale financial assets and convertible preference shares is estimated using appropriate valuation techniques. The fair value of other financial instruments approximate their carrying amounts largely due to the short-term maturity of these instruments.

Fair value measurement

We determine the policies and procedures for fair value measurements.

Independent appraisers are involved for valuation of significant assets and liabilities, such as financial assets and/or liabilities at fair value through profit or loss and available-for-sale financial assets. Selection criteria of the independent appraisers include market knowledge, reputation, independence and whether professional standards are maintained. We decide, after discussions with our independent appraisers, which valuation techniques and inputs to use for each case.

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

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including warrants and separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39 Financial Instruments: Recognition and Measurement.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. Those embedded derivatives associated with the financial assets are measured at fair value with changes in fair value recognized in profit or loss. Dividend or interest income, if any, from financial assets at fair value through profit or loss is recognized in profit or loss as part of other income when our right to receive payments is established.

Available-for-sale financial assets

Available-for-sale financial assets are mainly investments in preference shares. Investments in preference shares classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale financial assets reserve until the investments are derecognized, at which time the cumulative gain or loss is recognized in profit or loss, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available-for-sale financial assets reserve to profit or loss. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less impairment losses. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

For available-for-sale financial assets, we assessed at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from other comprehensive income and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

Convertible preference shares

The convertible preference shares of a subsidiary contain conversion features and redemption features that are embedded derivatives. We designated the convertible preference shares in their entirety as financial liabilities at the fair value through profit or loss. Changes in fair value of convertible preference shares are recognized in profit or loss.

Property, plant and equipment and intangible assets—estimated useful lives and residual values

We determine the estimated useful lives and residual values (if applicable) and consequently related depreciation/amortization charges for property, plant and equipment and intangible assets. These estimates are based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions, or based on value-in-use calculations or market valuations according to the estimated periods that we intend to derive future economic benefits from the use of intangible assets. We will increase the depreciation/amortization charge where useful lives are less than previously estimated lives, and it will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

Actual economic lives may differ from estimated useful lives; and actual residual values may differ from estimated residual values. Periodic review could result in a change in depreciable lives and residual values and therefore depreciation/amortization expense in future periods.

Share-based Payments

Our share-based payment transactions with employees are measured by reference to the fair value of the equity instrument on the grant date. When we grant an award that vests in installments, or applies graded vesting, each installment or vesting tranche is treated as a separate award.

The cost of equity-settled transactions with employees is recognized, together with a corresponding increase in equity, and presented as employee equity benefit reserve, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has passed and our best estimate of the number of equity instruments that will ultimately vest. The expense or credit recognized in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

On December 31, 2006, we adopted the 2006 Plan under which we have reserved 1,028,512.5 ordinary shares for employees. We granted options to purchase 750,000 ordinary shares at an exercise price of US$0.40 per share to our employees on that date. Pursuant to the 2006 Plan, the first 33% of the options granted would vest 12 months after the grant date, the second 33% of the options would vest 24 months after the grant date, and the remaining 34% of the options would vest 36 months after the grant date, provided that the employee remained in service during these periods. There was no performance requirement for any options to be vested. Options granted typically expire 10 years from relevant grant date. In March 2016, we extended the expiration date for 89,600 of those options to December 31, 2026. Options can only be exercised without cash settlement alternatives.

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

On August 7, 2012, we adopted the 2012 Plan under which we have reserved 1,908,180 ordinary shares to motivate, attract and retain employees and directors. The 2012 Plan permits the awards of options, restricted shares or restricted share units or RSUs.

On August 7, 2013, we granted 400,000 RSUs with graded vesting terms to a senior executive under the 2012 Plan. The grant of RSUs may only vest if the total revenues of us in any fiscal year from 2013 to 2016 equal or exceed 125% of our total revenues for the immediately preceding fiscal year. In the event that our total revenues in any fiscal year from 2013 to 2016 are lower than 125% of the total revenues for the immediately preceding fiscal year, the senior executive shall not be eligible to receive such performance-based RSUs on August 7 of the following fiscal year. The first 30% and second 30% of the RSUs vested on August 7, 2014 and August 7, 2015, respectively. The third 20% of the RSUs would vest on August 7, 2016. If the revenue performance targets are achieved for the fiscal year of 2016, the remaining 20% of the RSUs would vest on August 7, 2017.

On October 1, 2013, December 25, 2013, November 20, 2014 and March 5, 2015, we granted 40,000 RSUs, 100,000 RSUs, 32,500 RSUs and 30,000 RSUs with graded vesting terms to employees under the 2012 Plan, respectively. Pursuant to the RSUs Award Agreement, every 25% of the award shall vest on the anniversary date of the grant date each year within four years of the award.

On October 21, 2014 and November 12, 2014, we granted 115,000 and 1,500 RSUs, respectively, to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, the RSUs would vest on March 16, 2015.

On November 20, 2014, we granted 12,000 RSUs to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, 33%, 33% and 34% of the award shall vest on the anniversary date of the grant date each year within three years of the award.

On February 17, 2015, we granted 7,500 RSUs to employees with graded vesting terms under the 2012 Plan. Pursuant to the RSUs Award Agreement, every 2,500 RSUs of the award shall vest on the anniversary date of November 14, 2015 each year within three years of the award.

On April 21, 2015 and August 20, 2015, we granted 232,500 and 40,000 RSUs, respectively, to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, the grant of RSUs would vest on August 20, 2015 and March 16, 2016, respectively, if the employees’ key performance indicators were achieved.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Where we are as a lessee and a significant portion of the risks and rewards of ownership are retained by the lessor, the lease is classified as an operating lease. Operating lease payments are recognized as an expense in profit or loss on the straight-line basis over the lease term.

Where we are as a lessor and we do not transfer substantially all the risks and benefits of ownership of an asset, the lease is classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Where we are as a lessee and we have substantially all the risks and rewards of ownership, the lease is classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that we will obtain ownership at the end of the lease term.

Where we are as a lessor and we transfer substantially all the risks and rewards of ownership to the lessee, the lease is classified as finance leases. The leased property held should be presented as a receivable at an amount equal to the net investment in the lease. The finance lease income is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the finance lease.

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

Fair value of share options

We, with the assistance of independent appraisers, estimated the share-based payments for share options on the grant dates based on each option’s fair value as calculated using the binomial option model and the following assumptions ,inputs and weighted-average fair value per option granted:

	The 2006 Plan Vesting Period of 3 Years		The 2006 Plan Vesting Period of 4 Years and the 2010 Plan		The 2010 Plan		The 2010 Plan
Grant date	December 28, 2010		December 28, 2010		February 8, 2010		August 7, 2012
Fair value per share	US$	10.16	US$	10.16	US$	3.02	US$	4.20
Exercise price per share	US$	10.20	US$	10.20	US$	3.20	US$	4.03
Risk-free interest rate of return		3.58%		3.58%		3.62%		1.72%
Dividend yield		0		0		0		0
Expected volatility		68.54%		68.54%		59.8%		52.9%
Expected terms		10 years		10 years		10 years		10 years
Weighted-average fair value per option granted	US$	5.08	US$	5.36	US$	3.60	US$	2.34

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

The following table lists weighted-average fair value per RSU for the 2012 Plan on the date of grant:

The 2012 Plan
Grant date	August 7, 2013	October 1, 2013	December 25, 2013	October 21, 2014	November 12, 2014	November 20, 2014	February 17, 2015	March 5, 2015	April 21, 2015	August 20, 2015
Weighted-average fair value per RSU granted	US$12.00	US$17.95	US$29.01	US$81.06	US$79.32	US$87.60	US$62.36	US$73.46	US$56.26	US$24.96

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

Key assumptions were used in the value in use calculation of each cash-generating unit as of December 31, 2014 and 2015. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

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

We performed an annual impairment test as at the balance sheet date to assess the cash-generating units’ respective recoverable amounts, and concluded that there was no impairment as the recoverable amounts of the cash-generating units exceeded their carrying amounts. There is no reasonable change to above key assumptions that would lead to an impairment charge as of December 31, 2014 and 2015.

Cash-generating unit for goodwill impairment testing

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as our Chief Executive Officer. Until December 31, 2014, we managed our business in four segments, namely, bitauto.com business, EP platform business, taoche.com business and digital marketing solutions business. Starting from January 1, 2015, in order to better reflect the structure of business, management started to oversee and monitor its business in three segments, namely advertising business, EP platform business and digital marketing solutions business. Advertising revenue and dealer listing revenue from taoche.com business were reported under advertising business and EP platform business, respectively.

Target Net, Beijing Runlin, Beijing Bitcar Interactive Information Technology Company Limited, or Bitcar, and other legal entities belonging to EP platform business were expected to benefit from the synergies of the acquisitions of Target Net and Beijing Runlin. The goodwill of Target Net and Beijing Runlin was allocated entirely to the EP platform business segment. Work It Out Jor Limited (“Work It Out”) and other legal entities belonging to the segment of digital marketing solutions were expected to benefit from the synergies of the acquisition of Work It Out. The goodwill of Work It Out was allocated entirely to the digital marketing solutions segment. Based on the above, the lowest level within us at which goodwill is monitored for internal management purposes is the business segment level. Therefore, goodwill impairment was tested at the business segment level as of December 31, 2015.

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

We evaluate our intangible assets with finite lives for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of intangible assets may not be recoverable. If such an indication exists, we estimate the asset’s recoverable amount. There were no indicators of impairment associated with the finite lived intangible assets as of December 31, 2013 and 2014, respectively. At the year end of 2015, we recorded a write-down of assets for the business cooperation relating to resources to be provided through the channel of Paipai.com, as the Paipai.com business has been terminated by JD.

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

Bills receivables

Bills receivables represent short-term notes receivables issued by reputable financial institutions that entitle us to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance. At the time of sale of the bills receivables to the banks, the risks and rewards relating to the bills receivables are substantially transferred to the banks. Accordingly, bills receivables are de-recognized, and a discount equal to the difference between the carrying value of the bills receivables and cash received is recorded in the consolidated statement of comprehensive income.

Treasury shares

Our own equity instruments that are reacquired are recognized at cost and deducted from equity as treasury shares. No gain or loss is recognized in the statements of comprehensive income on the purchase, sale, issue or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in share premium. Voting rights related to treasury shares are nullified for us and no dividends are allocated to them.

Investments in associates and joint ventures

Our investments in associates and joint ventures are accounted for using the equity method. An associate is an entity in which we have significant influence. A joint venture is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity. Investments accounted for using the equity method are carried at cost plus post acquisition changes in our share of net assets of the equity investees. Goodwill relating to the equity investee is included in the carrying amount of the investments and is neither amortized nor individually tested for impairment.

The consolidated statement of comprehensive income reflects our share of the results of operations of the equity investee. Any change in other comprehensive income of those equity investees is presented as part of our other comprehensive income. Unrealized gains and losses resulting from transactions between us and the equity investees are eliminated to the extent of the interests in the equity investees.

The financial statements of the equity investees are prepared for the same reporting period as us. When necessary, adjustments are made to bring the accounting policies in line with us.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investment in our equity investees. We determine at each reporting date whether there is any objective evidence that the investments in the equity investees are impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of the equity investees and its carrying value and recognize the amount in profit or loss in the consolidated statements of comprehensive income.

Upon loss of significant influence over the associates, or joint control over the equity investees respectively, we measure and recognize any retaining investments at their fair value. Any difference between the carrying amount of the equity investees upon loss of significant influence or joint control and the fair value of the retained investments and proceeds from disposal is recognized in profit or loss.

Investments in preference shares

Our investments in form of preference shares issued by equity investees and investments in form of common shares with contingent redemption right, liquidation preference or dividend right not available to other common shareholders are accounted for as financial instruments. We classify the host contract of the preference shares interests as available-for-sale financial assets, which are measured at fair value with the changes recorded in the other comprehensive income, and bifurcating embedded derivatives that not closely related to the economic characteristics and risks of the host contract. The derivatives are measured at fair value with the changes recorded in profit or loss.

From time to time, the rights on certain investments in which we have significant influence were modified with new rounds of financing. These modifications may be additions or removals of certain preferential rights. As a result of such modification, these equity investments, which were accounted for using equity method, were reclassified as investments accounted for under IAS 39, or vice versa. The carrying amount of the investments were remeasured upon the reclassification and a deemed disposal gain or loss was recognized.

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

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)

Revenue	1,439,332	2,458,938	4,011,554	619,277
Cost of revenue(1)	(335,198)	(597,011)	(1,229,623)	(189,821)

Gross profit	1,104,134	1,861,927	2,781,931	429,456
Selling and administrative expenses(2)	(748,869)	(1,175,687)	(2,992,476)	(461,959)
Product development expenses	(104,406)	(148,078)	(312,100)	(48,180)
Other gains/(losses), net	5,526	(10,903)	43,089	6,652

Operating profit/(loss)	256,385	527,259	(479,556)	(74,031)
Interest income	8,111	13,607	24,980	3,856
Interest expense	(2,751)	(6,340)	(8,140)	(1,257)
Changes in fair value of financial instruments	—	—	(31,618)	(4,881)
Share of profits /(losses) of investments accounted for using equity method	1,738	(1,342)	(16,216)	(2,503)
Gain from deemed disposal of equity investments	—	—	141,195	21,797
Gain from adjustment of contingent consideration	—	—	17,419	2,689
Gain from step acquisition arising from revaluation of previously held equity interest	—	53,581	—	—

Profit/(loss) before tax(3)	263,483	586,765	(351,936)	(54,330)
Income tax expense	(22,255)	(97,643)	(64,517)	(9,960)

Profit/(loss) for the year	241,228	489,122	(416,453)	(64,290)

(1)	Including amortization of intangible assets resulting from business acquisitions of RMB8.5 million and RMB19.5 million (US$3.0 million) in 2014 and 2015, respectively.
(2)	Including share-based payments of RMB19.4 million, RMB57.1 million and RMB120.0 million (US$18.5 million) in 2013, 2014 and 2015, respectively. Also including non-capitalized follow-on public offering expenses of RMB2.6 million in 2013, amortization of intangible assets resulting from business acquisitions and write-down of assets of RMB6.7 million and RMB750.3 million (US$115.8 million) in 2014 and 2015, respectively.
(3)	Including fair value adjustment of contingent considerations of RMB2.7 million and RMB3.6 million (US$0.5 million) in 2014 and 2015, respectively, and share of amortization of equity investments’ intangible assets not on their books of RMB0.4 million and RMB0.3 million (US$0.04 million) in 2014 and 2015, respectively.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue. Our total revenue increased by 63.1% from RMB2.46 billion in 2014 to RMB4.01 billion (US$619.3 million) in 2015. This increase was primarily due to the growth of the EP platform business, the advertising business and the digital marketing solutions business.

Our advertising business. Revenue from our advertising business increased by 31.3% from RMB1.23 billion in 2014 to RMB1.62 billion (US$250.0 million) in 2015. The increase was attributable to better brand recognition of the bitauto.com website due to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Our EP platform business. Revenue from our EP platform business increased by 122.3% from RMB870.7 million in 2014 to RMB1.94 billion (US$298.8 million) in 2015. The increase was primarily due to an increase in transaction services including automobile transactions, customer relationship management and online automotive financial platform services, as well as an increase in the number of paying customers.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 28.6% from RMB355.0 million in 2014 to RMB456.5 million (US$70.5 million) in 2015. The increase was attributable to an increase in the number of advertising customers in 2015.

Cost of Revenue. Our cost of revenue increased by 106.0% from RMB597.0 million in 2014 to RMB1.23 billion (US$189.8 million) in 2015.

Our advertising business. Cost of revenue from our advertising business increased by 45.5% from RMB221.2 million in 2014 to RMB321.8 million (US$49.7 million) in 2015. The increase was mainly due to an increase of RMB45.7 million (US$7.1 million) in higher-direct-cost services, as well as an increase of RMB52.1 million (US$8.0 million) in fees paid to partners’ websites to distribute dealer customers’ automobile pricing and promotional information.

Our EP platform business. Cost of revenue from our EP platform business increased by 197.9% from RMB225.7 million in 2014 to RMB672.3 million (US$103.8 million) in 2015. This increase was mainly due to an increase of RMB318.4 million (US$49.2 million) in direct costs in transaction services on the EP platform.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 56.9% from RMB150.2 million in 2014 to RMB235.5 million (US$36.4 million) in 2015. This increase was mainly due to increase in direct costs of the customer support services such as marketing activities and website design and maintenance for our customers.

Gross Profit. Our gross profit increased by 49.4% from RMB1.86 billion in 2014 to RMB2.78 billion (US$429.5 million) in 2015.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 154.5% from RMB1.18 billion in 2014 to RMB2.99 billion (US$462.0 million) in 2015. This increase was primarily attributable to the increase in headcount and related expenses, mobile marketing efforts, amortization of intangible assets relating to the strategic cooperation with JD.com as well as write-down of assets.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 67.9% from RMB351.8 million in 2014 to RMB590.6 million (US$91.2 million) in 2015. This increase was mainly attributable to the increase in the number of our sales and marketing employees and a modest increase in the average employee salaries.

Sales and marketing expenses. Our sales and marketing expenses increased by 120.7% from RMB598.1 million in 2014 to RMB1.32 billion (US$203.7 million) in 2015. This increase was mainly due to an increase in expenses relating to the mobile marketing efforts.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the year ended December 31, 2013, 2014 and 2015 was nil, nil and RMB469.8 million (US$72.5 million).

Office expenses. Our office expenses increased by 27.5% from RMB50.2 million in 2014 to RMB64.1 million (US$9.9 million) in 2015.

Operating lease expenses. Our operating lease expenses increased by 37.4% from RMB54.7 million in 2014 to RMB75.2 million (US$11.6 million) in 2015.

Product Development Expenses. Our product development expenses increased by 110.8% from RMB148.1 million in 2014 to RMB312.1 million (US$48.2 million) in 2015. This increase was primarily due to an increase in product development headcount and their related expenses.

Income Tax Expense. Our income tax expense decreased from RMB97.6 million in 2014 to RMB64.5 million (US$10.0 million) in 2015. This decrease was primarily because of a decrease in taxable profit.

IFRS loss for the Year. As a result of foregoing, we recorded a loss of RMB416.5 million (US$64.3 million) in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenue. Our total revenue increased by 70.8% from RMB1.44 billion in 2013 to RMB2.46 billion in 2014. This increase was primarily due to the growth of the bitauto.com advertising business, the EP platform business and the digital marketing solutions business.

Our advertising business. Revenue from our advertising business increased by 66.2% from RMB741.8 million in 2013 to RMB1.23 billion in 2014. The increase was attributable to better brand recognition of the bitauto.com website due to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Our EP platform business. Revenue from our EP platform business increased by 77.0% from RMB491.8 million in 2013 to RMB870.7 million in 2014. The increase was due to an increase in both the number of paid subscribers and months of paid subscription from 2013.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 72.6% from RMB205.7 million in 2013 to RMB355.0 million in 2014. The increase was attributable to an increase in the number of advertising customers and an increase in spending on advertising and events by certain customers in 2014.

Cost of Revenue. Our cost of revenue increased by 78.1% from RMB335.2 million in 2013 to RMB597.0 million in 2014.

Our advertising business. Cost of revenue from our bitauto.com advertising business increased by 73.6% from RMB127.4 million in 2013 to RMB221.2 million in 2014. The increase was due to an increase of RMB57.5 million in higher-direct-cost services, an increase of RMB17.3 million in tax and related surcharges in line with revenue growth, as well as an increase of RMB12.4 million in personnel-related expenses.

Our EP platform business. Cost of revenue from our EP platform business increased by 114.9% from RMB105.0 million in 2013 to RMB225.7 million in 2014. This increase was mainly due to an increase of RMB107.7 million in direct costs in new products and services on the EP platform.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 46.1% from RMB102.8 million in 2013 to RMB150.2 million in 2014. This increase was mainly due to direct costs for the customer support services such as marketing activities and website design and maintenance for our customers.

Gross Profit. Our gross profit increased by 68.6% from RMB1.10 billion in 2013 to RMB1.86 billion in 2014.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 57.0% from RMB748.9 million in 2013 to RMB1.18 billion in 2014. This increase was primarily attributable to an increase in expenses relating to our mobile marketing efforts and navigation marketing efforts, as well as an increase in selling and administrative headcount, and an increase in employee salaries and benefits.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 34.1% from RMB262.3 million in 2013 to RMB351.8 million in 2014. This increase was mainly attributable to the increase in the number of our sales and marketing employees, a modest increase in the average employee salaries and higher PRC employee welfare contribution rates as adjusted by the relevant government authority.

Sales and marketing expenses. Our sales and marketing expenses increased by 78.8% from RMB334.5 million in 2013 to RMB598.1 million in 2014. This increase was mainly due to an increase in expenses relating to the mobile marketing efforts and navigation marketing efforts.

Office expenses. Our office expenses increased by 21.3% from RMB41.4 million in 2013 to RMB50.2 million in 2014. This increase was in line with the operation growth.

Operating lease expenses. Our operating lease expenses increased by 44.2% from RMB37.9 million in 2013 to RMB54.7 million in 2014, mainly because we rented additional office space as we increased the number of our employees.

Product Development Expenses. Our product development expenses increased by 41.8% from RMB104.4 million in 2013 to RMB148.1 million in 2014. This increase was primarily due to an increase in product development headcount and their related expenses.

Income Tax Expense. Our income tax expense increased from RMB22.3 million in 2013 to RMB97.6 million in 2014. This increase was primarily because of an increase in taxable profit.

IFRS profit for the Year. As a result of foregoing, our profit increased from RMB241.2 million in 2013 to RMB489.1 million in 2014.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

New Amendments to Standards Adopted by Us

The following amendments to standards have been adopted by us for the first time for the financial year beginning on January 1, 2015. The adoption of these amendments to standards does not have any significant impact on our consolidated financial statements.

IAS 19 (2011) (amendment) Defined benefit plans: employee contributions

IFRSs (amendment) Annual improvements to IFRSs 2010-2012 cycle and 2011-2013 cycle

New Standards and Amendments to Standards not yet Adopted by Us

A number of new standards and amendments to standards are not effective for the financial year beginning January 1, 2015, and have not been early adopted by us in preparing the consolidated financial statements. None of these is expected to have a significant effect on our consolidated financial statements, except the following.

IFRS 15 “Revenue from contracts with customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. This standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. This standard is effective for annual periods beginning on or after January 1, 2018 and earlier adoption is permitted.

IFRS 9 “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. This standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted.

IFRS 16 “Lease” requires lessees to recognize lease liability reflecting future lease payments and a “right-of-use-asset” for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. This standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 is also applied.

We are in the process of assessing the impact of the above new standards on our results and financial position. There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on us.

B.	Liquidity and Capital Resources

The following table presents a summary of our consolidated financial position data as of December 31, 2014 and 2015:

	As of December 31,
	2014	2015
	RMB	RMB	US$
	(In thousands)
Cash, cash equivalents, time deposits and restricted cash	1,282,663	3,391,529	523,562
Total current assets	2,917,013	7,885,048	1,217,242
Total assets	3,675,307	13,089,453	2,020,664
Total equity	2,160,915	8,615,243	1,329,964
Total current liabilities	1,427,533	2,660,501	410,712
Total liabilities	1,514,392	4,474,210	690,700
Total equity and liabilities	3,675,307	13,089,453	2,020,664

Our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and their structured entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion of accumulated profits amounted to RMB18.3 million and RMB26.1 million (US$4.0 million) as of December 31, 2014 and 2015, respectively.

To date, our principal sources of liquidity have been cash collected from customers, the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares, the net proceeds from our initial public offering in 2010 and the net proceeds from our follow on offering in December 2013. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As of December 31, 2014 and 2015, we had RMB1.28 billion and RMB3.39 billion (US$523.6 million) in cash, cash equivalents, time deposits and restricted cash, respectively. Although we consolidate the results of our PRC structured entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

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

Our cash, cash equivalents and time deposits as of December 31, 2014 and 2015 are listed in the table below.

	As of December 31,
	2014	2015
	RMB	RMB
	(In millions)
Cash located outside of the PRC
- in US dollars	415.8	1,615.4
- in HK dollars	0.1	0.1
- in RMB	—	0.3

	415.9	1,615.8

Cash located in the PRC:
- held by structured entities:
- in RMB	448.0	802.3
- in US dollars	—	90.9
-held by subsidiaries:
-in RMB	195.3	795.9
-in US dollars	223.5	86.6

	866.8	1,775.7

Cash, cash equivalents and time deposits	1,282.7	3,391.5

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net cash from/(used in) operating activities	330,556	413,601	(2,152,551)	(332,297)
Net cash used in investing activities	(56,759)	(320,289)	(1,399,010)	(215,970)
Net cash from financing activities	230,373	24,975	5,271,816	813,828

Net increase in cash and cash equivalents	504,170	118,287	1,720,255	265,561
Net foreign exchange difference	(2,896)	1,526	(854)	(131)
Cash and cash equivalents at beginning of the year	600,386	1,101,660	1,221,473	188,563

Cash and cash equivalents at the end of the year	1,101,660	1,221,473	2,940,874	453,993

Operating Activities

Net cash used in operating activities was RMB2.15 billion (US$332.3 million) for the year ended December 31, 2015. This amount was (i) primarily attributable to loss before tax of RMB351.9 million (US$54.3 million), (ii) adjusted for certain non-cash expenses, principally amortization of intangible assets of RMB514.8 million (US$79.5 million), write-down of assets of RMB280.6 million (US$43.3 million) and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB387.6 million (US$59.8 million) and an increase in trade payables of RMB433.6 million (US$66.9 million) and (iii) offset by certain non-cash income and by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB565.3 million (US$87.3 million) in trade receivables, an increase of RMB1.62 billion (US$250.1 million) in due from related parties, an increase of RMB410.6 million (US$63.4 million) in other current assets and an increase of RMB680.2 million (US$105.0 million) in other non-current assets. The increase in other payables and accruals was attributable to an increase in advances from customers, and taxes and related surcharges. The increase in trade receivables was primarily attributable to higher sales volume in 2015. The increase in due from related parties, other current assets and other non-current assets was attributable to an increase in financial leasing receivables in 2015. See “—B. Liquidity and Capital Resources—Trade Receivables and Payables” for more detailed information regarding our trade receivables.

Net cash from operating activities was RMB413.6 million for the year ended December 31, 2014. This amount was (i) primarily attributable to profit before tax of RMB586.8 million, (ii) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB38.3 million, amortization of intangible assets of RMB21.0 million, provision for bad debts of RMB13.9 million, and share-based payments of RMB57.1 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB290.4 million and an increase in trade payables of RMB292.1 million and (iii) offset by certain non-cash income, principally gain from step acquisition arising from revaluation of previously held equity interest of RMB53.6 million and by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB653.5 million in trade receivables and an increase of RMB64.1 million in prepayments and other receivables. The increase in other payables and accruals was attributable to an increase in advances from customers, in other payables and in taxes and related surcharges. The increase in trade receivables was primarily attributable to higher sales volume in 2014. See “—B. Liquidity and Capital Resources—Trade Receivables and Payables” for more detailed information regarding our trade receivables.

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

Net cash used in investing activities was RMB1.40 billion (US$216.0 million) for the year ended December 31, 2015. This amount was primarily attributable to RMB334.1 million (US$51.6 million) used in placement of restricted cash, RMB2.39 billion (US$368.7 million) used in placement of time deposits, RMB231.8 million (US$35.8 million) used in the purchase of property, plant and equipment and RMB808.2 million (US$124.8 million) used in the purchase of available-for-sale financial assets. The amount was offset of RMB2.44 billion (US$377.2 million) by maturity of time deposits.

Net cash used in investing activities was RMB320.3 million for the year ended December 31, 2014. This amount was primarily attributable to RMB107.7 million used in acquisitions of subsidiaries, RMB66.8 million used in acquisitions of associates and joint ventures, RMB61.2 million used in placement of time deposits, RMB48.4 million used in the purchase of property, plant and equipment, RMB30.6 million used in the purchase of available-for-sale financial assets and RMB7.9 million used in the purchase of intangible assets.

Net cash used in investing activities was RMB56.8 million for the year ended December 31, 2013. This amount was primarily attributable to RMB29.4 million used in the purchase of property, plant and equipment, RMB18.0 million contingent paid to certain key management personnel in connection with the acquisition of Bitcar in 2011, RMB5.5 million used in the purchase of available-for-sale financial assets and RMB3.7 million used in the purchase of intangible assets.

Financing Activities

Net cash from financing activities was RMB5.27 billion (US$813.8 million) for the year ended December 31, 2015, mainly attributable to RMB361.1 million (US$55.7 million) from the interest-bearing borrowing, RMB1.54 billion (US$237.4 million) from issuance of convertible preference shares by one of our subsidiaries, net of issuance costs and RMB3.37 billion (US$520.2 million) from issuance of ordinary shares, net of issuance costs.

Net cash from financing activities was RMB25.0 million for the year ended December 31, 2014, mainly attributable to RMB29.5 million from the exercise of share options.

Net cash from financing activities was RMB230.4 million for the year ended December 31, 2013, mainly attributable to the proceeds from our follow-on public offering net of issuance costs amounting to RMB220.1 million and RMB13.0 million from the exercise of share options.

Trade Receivables and Payables

For the advertising agent services we provide through our digital marketing solutions business, we act as an agent in placing advertisements on the websites of our media vendors on behalf of our automaker customers. We receive fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, record the fees on a net basis in our consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related accounts receivable or payable recorded on a gross basis. For the advertising services we provide through our bitauto.com advertising business and taoche.com business, we act as the principal in the arrangement and record revenues on a gross basis in our consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with our customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, we enter into publishing schedule agreements with our automaker and automobile dealer customers, before we enter into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers’ publishing schedule agreements. At such time, we record receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through us. Gross billings include the gross value of advertisements placed by our customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2015 amounted to RMB5.39 billion (US$831.8 million) compared to RMB3.45 billion for the year ended December 31, 2014.

As of December 31, 2015, our trade receivables were RMB1.90 billion (US$293.3 million), and our trade payables were RMB987.4 million (US$152.4 million). Of these receivables and payables, RMB498.0 million (US$76.9 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers under the publishing schedule agreements. Under our contracts with media vendors, terms of our trade payables due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. The remaining trade receivables as of December 31, 2015 were RMB1.40 billion (US$216.4 million). We have not experienced any collection issues that required us to provide for bad debts in connection with our receivables from our automaker customers. However, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due and in advance of when we receive the related payments from our automaker customers. In addition, we may incur penalties for late payments. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be liable to pay third-party media vendors in connection with the advertisements we placed with them on behalf of our automaker customers if we fail to collect some or all the payments from these automaker customers.”

DSO

Annual days sales outstanding, or DSO, for our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these automakers divided by gross billings to these automakers, multiplied by 365 days. Annual DSO for other non-financial leasing customers, which include all of our other non-financial leasing customers other than our automaker customers that have entered into revenue arrangements with us directly, is defined as average trade receivables due from these customers divided by gross billings to these customers, multiplied by 365 days. Due to the seasonal nature of our business, we do not find DSO for interim periods a meaningful indicator of our business. In 2015, our annual DSO for automaker customers was 148 days and for other non-financial leasing customers was 90 days, compared to 149 days and 82 days, respectively, in 2014.

Capital Expenditures

Our capital expenditures amounted to RMB59.2 million, RMB261.3 million and RMB1.16 billion (US$179.5 million) in 2013, 2014 and 2015, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets, acquisitions of subsidiaries and investments in equity interests. We expect our capital expenditures in 2016 to consist principally of similar types of items.

See Item 18 “Financial Statements.”

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “Bitauto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2016, we held 637 registered trademarks, 978 pending trademark applications, 4 patents and 49 computer software copyrights. We have registered 1,818 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.taoche.com.

We incurred research and development expenses of RMB104.4 million, RMB148.1 million and RMB312.1 million (US$48.2 million) in 2013, 2014 and 2015, respectively.

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2015 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations (1)	289,349	104,067	114,722	66,672	3,888

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During 2015, our operating lease obligations increased to RMB289.3 million as a result of additional office space leased for our headquarters in Beijing with lease terms from one to five years.

G.	Safe Harbor

See “Forward Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	41	Chairman of the Board of Directors, Chief Executive Officer
Jingning Shao	45	Director, President
Xuan Zhang	40	Chief Operating Officer and Chief Financial Officer
Sidney Xuande Huang	50	Director
Dallas S. Clement	51	Director
Erhai Liu	47	Director
Yu Long	43	Director
Jun Hou	51	Director
Weihai Qu	40	Senior Vice President

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

Mr. Xuan Zhang has served as our chief operating officer since August 2015 and as our chief financial officer since 2009. Mr. Zhang was our vice president of finance from 2006 to 2009. Mr. Zhang has over 10 years of operational and managerial experiences with both multinational companies and local Chinese companies. His extensive involvement in Bitauto’s strategy and operations contributed significantly to the growth of our company and our company’s successful listing on NYSE in 2010. Prior to 2006, Mr. Zhang co-founded a consulting firm that provided professional marketing, finance and HR services to local Fortune 500 companies and multinationals in China. He also was a manager of both Ernst & Young LLP and PricewaterhouseCoopers LLP from 2000 to 2004. Mr. Zhang is a certified public accountant in the State of New York and he received both of his bachelor’s degrees in Finance and Accounting from New York University.

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

Mr. Erhai Liu has served as our director since 2005 and independent director since 2011. Mr. Liu is a founding and managing partner of Joy Capital. Before founding Joy Capital in 2015, Mr. Lou had worked for Legend Capital around 12 years from 2003 to 2015. He was a managing director of Legend Capital and led the TMT and innovative consumption team. At Legend Capital, Mr. Liu was responsible for investments in CAR Inc. (HK: 0699), BitAuto Holdings Limited (NASDAQ: BITA), Renren Inc. (NYSE: RENN), iDreamSky Technology Limited (NASDAQ: DSKY), Zhaopin.com Limited (NYSE: ZPIN) and many other public and private companies. In 2012, Forbes magazine ranked Mr. Liu No. 84 in its Midas List of global top 100 technology investors. Mr. Liu was one of 2014 China best 50 Venture Capitalists selected by Forbes China. Before joining Legend Capital in 2003, Mr. Liu had worked at China RailcomNet as a vice president of operations, at Clarent China as vice general manager and head of value-added business unit at JiTong Communications. Mr. Liu holds a bachelor’s degree in communication engineering from Guilin University of Electronic Technology, a master’s degree in communication and information system from Xidian University, an MBA and a master’s degree in global finance from Fordham University, and a master’s degree in psychology from Peking University.

Ms. Annabelle Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center and Managing Partner of Bertelsmann Asia Investments. Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the Board of Directors of both Coach Inc. (NYSE: COH) and China Distance Education (NYSE: DL).

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately RMB8.3 million (US$1.3 million) in cash compensation to our executive officers and directors as a group, which includes bonuses, salaries and social welfare benefits, and paid an aggregate of approximately RMB156.8 thousand (US$24.2 thousand) in premiums for commercial medical insurance coverage for two executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and structured entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2016, options to purchase 189,301.5 ordinary shares and 155,000 RSUs under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2016, the shares related to outstanding options and RSUs granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted		Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule

Sidney Xuande Huang		*	10.20	December 28, 2010	December 28, 2020	vested
Other individuals as a group	65,951.5		10.20	December 28, 2010	December 28, 2020	vested
	89,600		0.40	December 31, 2006	December 31, 2026	vested
	155,000		—	March 16, 2016	March 16, 2026	4 years

*	Less than one percent of our outstanding shares.

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

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2016, options to purchase 1,638,145.5 ordinary shares and 107,588 RSUs under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2016, the shares related to outstanding options and RSUs granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted		Exercise Price (US$/Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li		*	10.20	December 28, 2010	December 28, 2020	vested
Jingning Shao		*	3.20	February 8, 2010	February 8, 2020	vested
		*	10.20	December 28, 2010	December 28, 2020	vested
		*	4.03	August 7, 2012	August 7, 2022	4 years
Xuan Zhang		*	3.20	February 8, 2010	February 8, 2020	vested
		*	10.20	December 28, 2010	December 28, 2020	vested
		*	4.03	August 7, 2012	August 7, 2022	4 years
Other individuals as a group	149,667		3.20	February 8, 2010	February 8, 2020	vested
	146,712.5		10.20	December 28, 2010	December 28, 2020	vested
	185,200		4.03	August 7, 2012	August 7, 2022	4 years
	107,588		—	March 16, 2016	March 16, 2026	4 years

*	Less than one percent of our outstanding shares.

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

2012 Share Incentive Plan

On August 7, 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan, to motivate, attract and retain employees, directors and consultants. As of March 31, 2016, 876,330 RSUs under the 2012 Plan were granted and outstanding.

The following table summarizes, as of March 31, 2016, the outstanding RSUs grants to certain of our directors executive officers and to other individuals as a group.

Name	Number of RSUs		Date of Grant	Vesting Schedule
Bin Li		*	August 7, 2013	4 years
Sidney Xuande Huang		*	October 1, 2013	vested
Weihai Qu		*	March 5, 2015	4 years
Jun Hou		*	March 5, 2015	4 years
Yu Long		*	February 17, 2015	3 years
Other individuals as a group(1)	63,478		December 25, 2013	4 years
	57,410		October 21, 2014	vested
	987		November 12, 2014	vested
	37,994		November 20, 2014	3 or 4 years
	148,184		April 21, 2015	vested
	26,472		August 20, 2015	vested
	154,612		March 16, 2016	4 years

*	Less than one percent of our outstanding shares.
(1)	As of March 31, 2016, certain employees terminated their services with us and accordingly forfeited RSUs related to 69,089 RSUs granted to them under the 2012 Plan.

The following paragraphs describe the principal terms of the 2012 Plan.

Types of Awards. The 2012 Plan permits the awards of options, restricted shares or restricted share units.

Plan Administration. The plan administrator is our board of directors or the compensation committee of the board. The board or the compensation committee may delegate a committee of one or more members of the board the authority to grant or amend awards to participants other than senior executives of our company. The plan administrator will determine the provisions and terms and conditions of each grant.

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

We had 2,215, 2,908 and 4,303 employees as of December 31, 2013, 2014 and 2015, respectively. Of all the employees as of December 31, 2015, 2,493 were located in Beijing, and 1,810 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2015:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	2,716	63%
Editorial and creative	441	10%
Product development	838	20%
General and administrative	308	7%

Total	4,303	100%

In addition, we also have 979 employees who are from the entities in which we acquired and holds controlling interests.

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

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2016 by:

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

	Shares Beneficially Owned
	Number		%*
Directors and Executive Officers:
Bin Li(1)†	8,947,061.5		14.7%
Jingning Shao (2)†	1,002,500		1.6%
Dallas S. Clement(3)	—		—
Erhai Liu(4)	—		—
Yu Long(5)	—		—
Sidney Xuande Huang(6)		**	**
Jun Hou(7)	—		—
Weihai Qu(8)†		**	**
Xuan Zhang (9)†		**	**
All Directors and Executive Officers as a group	10,482,248.5		17.0%

Principal Shareholders:
JD.com Global Investment Limited(10)	15,689,443		26.0%
ATG Global Management L.P.(11)	9,000,000		14.9%
Proudview Limited(12)†	8,219,997.5		13.6%

*	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding, which is 60,444,168.5 as of March 31, 2016 (excluding 2,867,125.5 treasury shares), and the number of shares such person or group has the right to acquire upon exercise of options, RSUs or other rights within 60 days after March 31, 2016.
**	Less than 1% of our total outstanding shares.
†	(i) Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li, (ii) Serene View Investment Limited, a British Virgin Islands company owned by Mr. Bin Li, (iii) Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, (iv) Full Riches Holdings Limited, a British Virgin Islands company owned by Mr. Xuan Zhang, (v) Speedview Investment Limited, a British Virgin Islands company owned by Mr. Weihai Qu, (vi) Mr. Bin Li, (vii) Mr. Jingning Shao, (viii) Mr. Xuan Zhang, (ix) Mr. Weihai Qu , and (x) AutoTrader Group, may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The persons above may be deemed to share voting power with respect to the shares held by them. The persons above expressly disclaim beneficial ownership of such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, except to the extent of each of their respective pecuniary interests therein.
(1)	Includes (i) 8,219,997.50 ordinary shares owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, (iii) 50,000 ordinary shares Mr. Li has the right to acquire upon exercise of the share options within 60 days after March 31, 2016 and (iv) 177,064 ordinary shares issuable for the restrict share units that have vested or will vest within 60 days after March 31, 2016. Mr. Li owns 84.3% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 15.7% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. Proudview Limited has pledged 1,699,080 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. and has pledged 2,500,000 ordinary shares to Credit Suisse, AG, New York Branch (“Proudview”) in connection with a revolving credit facility extended by Credit Suisse to Proudview Limited. Serene View Investment Limited has pledged 500,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(2)	Includes (i) 250,000 ordinary shares owned by Avner Developments Limited, a British Virgin Islands company owned by Mr. Jingning Shao, and (ii) 752,500 ordinary shares Mr. Shao has the right to acquire upon exercise of the share options within 60 days after March 31, 2016. Avner Developments Limited has pledged 250,000 ordinary shares to ATG Global Management L.P. as collateral for certain loans received from ATG Global Management L.P. The business address of Mr. Shao is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(3)	The business address for Mr. Clement is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.
(4)	The business address for Mr. Liu is 1501, Tower B, Greenland Center, No. 4 Wangjing Dong Yuan, Chaoyang District, Beijing, China, 100102.
(5)	The business address of Ms. Long is Units 2804-2805, SK Tower 6A Jianguomenwai Avenue, Chaoyang District, Beijing, China, 100022.
(6)	The business address of Mr. Huang is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.
(7)	The business address of Mr. Hou is 48-19, Bishuizhuangyuan, Huilongguan Town, Changping District, Beijing, China, 102206.
(8)	The business address of Mr. Qu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(9)	The business address of Mr. Zhang is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.
(10)	Includes 15,689,443 ordinary shares held by JD.com Global Investment Limited, as reported on Schedule 13D filed by JD.com Global Investment Limited and other joint filers on February 26, 2015. JD.com Global Investment Limited is a British Virgin Islands company, which is a wholly owned subsidiary of JD.com Investment Limited, which is in turn a wholly owned subsidiary of JD.com, Inc., a Cayman Islands company with its shares listed on the Nasdaq Global Select Market. The business address of JD.com Global Investment Limited is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.
(11)	Includes (i) 4,380,000 ordinary shares and (ii) 4,620,000 ordinary shares in the form of ADSs owned by ATG Global Management L.P., or ATGGM, as reported on Schedule 13D filed by ATG Global Management L.P. and other joint filers on November 26, 2012.. ATG International Management, LLC, or ATGIM, a Delaware limited liability company, is the general partner of ATGGM. In addition, (i) ATG Investments, Inc., or ATGI, a Delaware corporation, as sole member of ATGIM, (ii) AutoTrader.com, Inc., or ATC, a Delaware corporation and sole stockholder of ATGI; and (iii) AutoTrader Group, Inc., a Delaware corporation, as the sole stockholder of ATC, may be deemed to have beneficial ownership over our shares held by ATGGM. Mr. Clement is the executive vice-president and chief financial officer for AutoTrader Group, Inc. The principal office and business address for ATGGM, ATGIM, ATGI, ATC and AutoTrader Group, Inc. is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.
(12)	See (1).

As of March 31, 2016, to our knowledge, we had two record holders in the United States, which in the aggregate held 34,475,744 ordinary shares. One of our record holder in the United States was Citibank, N.A., the depositary of our ADS program, which held 34,388,244 outstanding ordinary shares (including 2,867,122 ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), representing approximately 54.3% of our total outstanding shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with JD.com and Tencent

Share Subscription Agreement

We entered into a share subscription agreement with JD.com, JD.com Global Investment Limited, or JD Global, a wholly owned subsidiary by JD.com, together with Dongting Lake Investment Limited, or Dongting, a special purpose vehicle of Tencent on January 9, 2015. Pursuant to the Share Subscription Agreement, we issued to JD Global 15,689,443 ordinary shares, representing approximately 25% of our then outstanding ordinary shares on a fully diluted basis, in consideration for US$400 million in cash and certain resources material to the JD.com’s finished automobile business on February 16, 2015. On the same closing date, we also issued 2,046,106 ordinary shares to Dongting for a total purchase price of US$150 million in cash.

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

Yixin Capital Share Subscription Agreement

We entered into a share subscription agreement with JD Financial Investment Limited, or JD Financial, a wholly-owned subsidiary of JD.com, Dongting, Hammer Capital Management Limited and Yixin Capital on January 9, 2015. The transactions contemplated under the Yixin Capital share subscription agreement were completed on February 16, 2015. Pursuant to the share subscription agreement, we agreed to contribute (i) our online financial service platform which links financiers, insurers, dealers and users to provide automobile related financial services to Yixin Capital in exchange for 13,499,906 ordinary shares of Yixin Capital representing 27.0% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, which were issued to our wholly owned subsidiary, Bitauto Hong Kong Limited, and (ii) 100% of the equity interest in Shanghai Yixin Financing Leasing Company Limited, our wholly foreign-owned subsidiary, which has been approved to engage in the automobile financial leasing business, and US$100 million in cash to Yixin Capital, in exchange for 11,534,156 series A preferred shares of Yixin Capital, representing 23.1% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, which were issued to Bitauto Hong Kong Limited. JD Financial agreed to purchase 8,872,428 series A preferred shares of Yixin Capital, representing 17.7% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, for a total purchase price of US$100 million. In addition, Dongting agreed to purchase 13,308,642 series A preferred shares of Yixin Capital, representing 26.6% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, for a total purchase price of US$150 million, while Hammer Capital Management Limited agreed to purchase 887,243 series A preferred shares of Yixin Capital, representing 1.8% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, for a total purchase price of US$10 million. The series A preferred shares of Yixin Capital enjoy certain preferred dividend rights, liquidation preference, redemption rights and conversion rights.

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

Transactions with Entities Controlled by Certain Directors, Officers and Shareholders

Purchase of Services from Yucheng. Beijing Yucheng Advertising Company Limited, or Yucheng, is controlled by our ordinary shareholders. In 2015, we purchased advertising services from Yucheng in a total amount of RMB3.6 million (US$0.6 million).

Transactions with Equity Investees

Purchase from JD. JD is an ordinary shareholder of us that has significant influence on us. In 2015, we made purchase from subsidiaries of JD in a total amount of RMB35.1 million (US$5.4 million) for marketing activities.

Purchase of Service from Eclicks. Shanghai Eclicks Network Co. Ltd., or Eclicks, is a preference shares equity investee that we have significant influence. In 2015, we purchased advertising services from Eclicks in a total amount of RMB69.6 million (US$10.8 million).

Purchase of Service from Xinchuang Interactive. Beijing Xinchuang Interactive Advertising Company Limited, or Xinchuang Interactive is an associate of us. In 2015, we purchased adverting services from Xinchuang Interactive in a total amount of RMB10.0 million (US$1.5 million).

Services provided to Chetuan E-Commerce. Shanghai Chetuan Network Information Technology Co., Ltd., or Chetuan, is a preference shares equity investee that we have significant influence. In 2015, we provided automobile transaction services to Chetuan for a total amount of RMB153.8 million (US$23.7 million). Among the above transaction services, the aggregate principal amount of financial leasing services provided to Chetuan is RMB2.10 billion (US$321.0 million).

Services provided to TTP. TTP CAR INC., or TTP, is a preference shares equity investee that we have significant influence. In 2015, we provided advertising services to TTP for a total amount of RMB10.0 million (US$1.5 million).

Services provided to Xinchuang Interactive. Xinchuang Interactive is an associate of us. In 2015, we provided advertising services to Xinchuang Interactive for a total amount of RMB81.4 million (US$12.6 million).

Contractual Arrangements with our PRC Structured Entities and Their Shareholders

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct our operations in China mostly through contractual arrangements among our wholly foreign owned PRC subsidiaries, our structured entities in China, or structured entities, and the shareholders of these structured entities as set forth below.

Agreements that Provide Us with Effective Control over Our PRC Structured Entities

Loan Agreements

As part of the contractual arrangements for BBIT, CIG, BEAM and Beijing Xinbao Information Technology Company Limited, or Beijing Xinbao, and the relevant structured entities, each shareholder of BBIT, CIG, BEAM and Beijing Xinbao entered into a loan agreement with BBII, pursuant to which BBII agreed to provide interest-free loans to each of the shareholders of BBIT, CIG, BEAM and Beijing Xinbao. The purpose of the loans is to provide capital and/or registered capital to our PRC structured entities in order to develop their businesses. Except the loan extended to Beijing Xinbao, each loan has a term of 10 years which may be extended upon mutual written consent of the parties or a long-term. The loan extended by BBII to Beijing Xinbao has an indefinite term.

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

On February 15, 2015, Techuang entered into an equity interest pledge agreement with Beijing Yixin and Beijing Yixin’s shareholder, which was subsequently replaced by equity interest pledge agreements between Techuang, Beijing Yixin and each of its three shareholders dated April 20, 2015. Pursuant to the currently effective equity interest pledge agreement, each shareholder of Beijing Yixin agrees to pledge their respective equity interests in Beijing Yixin to secure Beijing Yixin and its shareholders’ performance of all of their obligations under the power of attorney executed by such shareholder of Beijing Yixin, the exclusive option agreement between Techuang, Beijing Yixin and its shareholders and the exclusive business cooperation agreement between Techuang and Beijing Yixin as described below.

On September 15, 2015, BBII entered into an equity interest pledge agreement with Beijing Xinbao and Beijing Xinbao’s shareholder. Pursuant to this equity interest pledge agreement, the shareholder of Beijing Xinbao agrees to pledge all equity interests in Beijing Xinbao to secure Beijing Xinbao’s and its performance of all of their obligations under the power of attorney executed by the shareholder of Beijing Xinbao, the exclusive option agreement between BBII, Beijing Xinbao and its shareholder, the loan agreement between BBII and Beijing Xinbao as described above and the exclusive business cooperation agreement between BBII and Beijing Xinbao as described below.

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

On February 15, 2015, Techuang entered into an exclusive business cooperation agreement with Beijing Yixin, pursuant to which Techuang agreed to provide Beijing Yixin on an exclusive basis with technical, consulting and other services in relation to Beijing Yixin’s automobile related financing business, among other things, software licenses, software development, maintenance and update, database design, marketing and promotion services, business management consultation, customer order management and customer services and equipment or property leasing. In return, Beijing Yixin agreed to pay Techuang service fees, which would comprise of the management fee and relevant service fee on the basis of several metrics including the type, value and market price of the services provided by Techuang and the operation condition of Beijing Yixin. The agreement remains effective unless Techuang terminates in writing or either Techuang or Beijing Yixin fails to obtain the government’s approval on the renewal of the business license. Each of Techuang and Beijing Yixin must renew its operation term prior to the expiration thereof so as to enable the agreement to remain effective.

The exclusive business cooperation agreement dated September 15, 2015 between BBII and Beijing Xinbao has terms that are substantially the same as those of the exclusive business cooperation agreement between Techuang and Beijing Yixin described above.

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

On March 31, 2009, BBII entered into exclusive option agreements with CIG and each of CIG’s shareholders, which amended and replaced the previous exclusive option agreement dated March 9, 2006. On July 12, 2013, BBII entered into exclusive option agreements with BEAM and each of BEAM’s shareholders. On September 15, 2015, BBII entered into an exclusive option agreement with Beijing Xinbao and each Beijing Xinbao’s shareholder. The terms of these agreements are substantially the same as the exclusive option agreements among BBII, BBIT and each of BBIT’s shareholders described above.

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

For further disclosure on related party transactions, see Item 18 “Financial Statements—Notes to the financial statements—Note 24.”

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

Dividend Policy

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiaries, and our structured entities. We rely principally on dividends paid to us by our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to certain limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory general reserves each year until the accumulative amount of the reserves reaches 50% of its registered capital. Our operating subsidiaries, as foreign-invested enterprises, are required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

Our operating subsidiaries had accumulated profits amounting to RMB261.4 million (US$40.4 million) as of December 31, 2015 pursuant to PRC Accounting Standards. Therefore, our operating subsidiaries appropriated reserves amounting to RMB26.1 million (US$4.0 million) as of December 31, 2015. The accounting policies applied by our operating subsidiaries in preparing their financial statements under PRC accounting standards are materially consistent with our accounting policies under IFRS. There is no material difference between the accumulated profits of BBII determined under PRC accounting standards and the accumulated profits of BBII consolidated by us under IFRS. For a description of how earnings are transferred from our PRC subsidiaries, and our structured entities to us, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Structured Entities and Their Shareholders.”

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

	Trading Price
	High	Low
	US$	US$
2013	35.04	7.06

2014	98.28	27.10
First Quarter of 2014	46.93	27.10
Second Quarter of 2014	49.19	29.00
Third Quarter of 2014	98.28	43.17
Fourth Quarter of 2014	97.45	62.90

2015
First Quarter of 2015	95.00	45.23
Second Quarter of 2015	67.73	49.11
Third Quarter of 2015	52.07	22.00
Fourth Quarter of 2015	37.31	23.34
Monthly Highs and Lows
October 2015	37.31	28.59
November 2015	36.68	26.60
December 2015	29.90	23.34

2016
First Quarter of 2016	28.38	16.09
Second Quarter of 2016 (through April 27, 2016)	28.60	24.29
Monthly Highs and Lows
January 2016	27.18	18.18
February 2016	21.99	16.09
March 2016	28.38	20.98
April 2016 (through April 27, 2016)	28.60	24.29

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we have in our amended and restated memorandum and articles of association provided our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See Item 10 “Additional Information—H. Documents on Display.”

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, 100% of our equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and their structured entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may apply to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiaries own 100% of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be a PRC tax resident enterprises as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

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

In November 2011, the PRC Ministry of Finance and the SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province. The VAT Pilot Program has been rolled out to the whole country since August 1, 2013. On April 29, 2014, the PRC Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the PRC Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect value-added tax in lieu of business tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries.

For the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Our entities have been subject to a 6% value-added tax since the respective effective time of the VAT Pilot Program for our services that are deemed by the relevant tax authorities to be within the relevant industries.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may have exposure to greater than anticipated tax liabilities.”

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those summarized below (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders who will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, or holders who have a functional currency other than the United States dollar). In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding their ownership and disposition of our ADSs or ordinary shares.

It is generally expected that a U.S. Holder of ADSs should be treated as the beneficial owner, for United States federal income tax purposes, of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming we are the owner of our PRC structured entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2015. However, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2016, and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets, no assurance can be given with respect to our PFIC status for any taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming classified as a PFIC for the current or future taxable years.

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

Foreign Exchange Risk

Our presentation currency is Renminbi. The functional currencies of our holding company Bitauto Holdings Limited and our wholly owned subsidiaries outside of China are U.S. dollar and Hong Kong dollar, while the functional currency of our PRC subsidiaries and structured entities is Renminbi. We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our services contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent months Renminbi has depreciated significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

For the year ended December 31, 2013, 2014 and 2015, interest income from cash deposits was approximately RMB8.1 million, RMB13.6 million and RMB25.0 million (US$3.9 million). The weighted average interest rate on our cash deposits is 0.95%, 1.14% and 1.07% for the year ended December 31, 2013, 2014 and 2015. The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB17.0 million (US$2.6 million), respectively, based on the cash, cash equivalents and time deposits balance at December 31, 2015 (2014: RMB6.4 million).

Our interest-bearing financial liabilities comprised primarily of borrowings from banks at fixed rates, which do not expose us to interest rate risk. The interest expense incurred for the year ended December 31, 2013, 2014 and 2015 was nil, nil and RMB4.5 million (US$0.7 million).

See Item 18 “Financial Statements—Notes to the financial statements—Note 26.”

Fair Values

Among our financial instruments, the carrying amounts of financial assets at fair value through profit or loss, available-for-sale financial assets and convertible preference shares approximate their fair values as of December 31, 2015. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. See Item 18 “Financial Statements—Notes to the financial statements—Note 26.”

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. Since the completion of our initial public offering in November 2010, we have received approximately US$1.9 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We received net proceeds of approximately US$96.4 million from our initial public offering after deducting expenses. We received net proceeds of approximately US$35.9 million from our follow-on offering after deducting expenses. For the period from the completion of our initial public offering to December 31, 2015, we used the net proceeds received from our public offerings as follows:

•	approximately US$10.0 million to repurchase ADSs from the open market; and

•	approximately US$115.2 million for general corporate purposes, including strategic investment, establishment of new entities, acquisitions of assets and capital increase for business development.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2015, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2015, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP and PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2014	2015
	(In US$ thousands)
Audit fees(1)	1,111	1,223
Audit-related fees(2)	—	8
Tax fees(3)	42	9
Other service fees(4)	229	39

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting).
(2)	“Audit- related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firms for assurance and related services, which mainly included the statutory audit services for our subsidiary for the year ended December 31, 2015.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firms for tax compliance, tax advice, and tax planning.
(4)	“Other service fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firms for buy-side due diligence service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by independent auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective from May 9, 2015, we engaged PricewaterhouseCoopers Zhong Tian LLP as our independent registered public accounting firm, and dismiss Ernst & Young Hua Ming LLP (“E&Y”). The change of our independent registered public accounting firm was approved by the audit committee of our board on May 6, 2015. The decision was not made due to any disagreements with E&Y.

E&Y’s audit reports on our consolidated financial statements as of December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of E&Y on the effectiveness of our internal control over financial reporting as of December 31, 2014 did not contain an adverse opinion, nor was it qualified or modified.

During each of the years ended December 31, 2014, 2013 and 2012 and the subsequent interim period through May 8, 2015, there were (i) no disagreements between us and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

We provided E&Y with a copy of the disclosures under this Item 16F and requested from E&Y a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of E&Y’s letter dated April 28, 2016 is attached as Exhibit 16.1.

During each of the years ended December 31, 2014, 2013 and 2012 and the subsequent interim period through May 8, 2015, neither we nor anyone on behalf of us has consulted with PricewaterhouseCoopers Zhong Tian LLP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers Zhong Tian LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001- 34947))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.4	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.5	Amendment to the Shareholders’ Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))

4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.3	2012 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.4	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.5	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.6	Exclusive Business Cooperation Agreement between BBII and BBIT (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.7	Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.8	Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.9	Loan Agreement between BBII and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

Exhibit Number	Description of Document

4.10	Exclusive Business Cooperation Agreement between BBII and BEAM (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.11	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.12	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.13	Loan Agreement between BBII and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.14	Power of Attorney by the shareholders of each PRC structured entity (except Beijing Xinbao Information Technology Company Limited and Beijing Yixin Information Technology Company Limited) (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.15*	Exclusive Business Cooperation Agreement between BBII and Beijing Xinbao dated September 15, 2015

4.16*	Loan Agreement between BBII and the shareholder of Beijing Xinbao dated September 15, 2015

4.17*	Exclusive Option Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015

4.18*	Equity Interest Pledge Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015

4.19*	Power of Attorney by the shareholder of Beijing Xinbao dated September 15, 2015

4.20*	Exclusive Business Cooperation Agreement between Techuang and Beijing Yixin dated February 15, 2015

4.21*	Exclusive Option Agreements among Techuang, Beijing Yixin and each shareholder of Beijing Yixin dated April 20, 2015

4.22*	Equity Interest Pledge Agreements among Techuang, Beijing Yixin and each shareholder of Beijing Yixin dated April 20, 2015

4.23*	Power of Attorney by each shareholder of Beijing Yixin dated April 20, 2015

4.24	Subscription Agreement by and among the Registrant, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.25	English translation of Business Cooperation Agreement between the Registrant and JD.com, Inc., dated January 9, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.26	Investor Rights Agreement by and among the Registrant, JD.com Global Investment Limited and Dongting Lake Investment Limited dated February 16, 2015 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.27	Share Subscription Agreement by and among the Registrant, Yixin Capital Limited, Dongting Lake Investment Limited, JD Financial Investment Limited and Hammer Capital Management Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.28	Shareholders’ Agreement by and among Bitauto Hong Kong Limited, Yixin Capital Limited, Dongting Lake Investment Limited, JD Financial Investment Limited and Hammer Capital Management Limited dated February 16, 2015 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

8.1*	List of Significant Subsidiaries and Structured Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Ernst & Young Hua Ming LLP

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

16.1*	Letter from Ernst & Yong Hua Ming LLP to the Securities and Exchange Commission

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

	By:	/s/ Bin Li
		Name:	Bin Li
		Title:	Chairman and Chief Executive Officer

Date: April 28, 2016

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitauto Holdings Limited:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Bitauto Holdings Limited and its subsidiaries at December 31, 2015, and the results of their operations and their cash flows for the year ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the accompanying Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2016

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

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 20, 2015

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

		2013	2014	2015
	Notes	RMB	RMB	RMB
Revenue	5	1,439,332,364	2,458,938,024	4,011,553,742
Cost of revenue		(335,198,970)	(597,010,464)	(1,229,622,979)

Gross profit		1,104,133,394	1,861,927,560	2,781,930,763
Selling and administrative expenses	6.1	(748,868,802)	(1,175,686,612)	(2,992,475,829)
Product development expenses		(104,405,159)	(148,078,746)	(312,099,631)
Other gains/(losses), net	6.2	5,526,662	(10,904,146)	43,088,556

Operating profit / (loss)		256,386,095	527,258,056	(479,556,141)
Interest income		8,111,431	13,606,952	24,980,457
Interest expense		(2,751,915)	(6,339,436)	(8,140,243)
Changes in fair value of financial instruments	19	—	—	(31,617,868)
Share of profits /(losses) of investments accounted for using equity method	4	1,737,568	(1,341,336)	(16,215,835)
Gain from deemed disposal of equity investments	19.1	—	—	141,194,852
Gain from adjustment of contingent consideration	19.2	—	—	17,419,234
Gain from step acquisition arising from revaluation of previously held equity interest	3	—	53,581,440	—

Profit/(Loss) before tax		263,483,179	586,765,676	(351,935,544)
Income tax expense	7	(22,254,998)	(97,643,152)	(64,517,403)

Profit/(Loss) for the year		241,228,181	489,122,524	(416,452,947)
Other comprehensive (loss)/income
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:
Foreign currency exchange differences, net of tax of nil		(15,168,361)	3,163,699	248,588,000
Net gain on available-for-sale financial assets, net of tax of nil	19.1	9,068,634	5,975,938	130,290,750

Other comprehensive (loss)/income for the year, net of tax		(6,099,727)	9,139,637	378,878,750

Total comprehensive income/(loss) for the year, net of tax		235,128,454	498,262,161	(37,574,197)

Profit/(Loss) for the year attributable to:
Ordinary shareholders of the parent company		241,228,181	485,190,724	(424,351,291)
Non-controlling interests		—	3,931,800	7,898,344
Total comprehensive income/(loss) attributable to:
Ordinary shareholders of the parent company		235,128,454	494,330,361	(45,472,541)
Non-controlling interests		—	3,931,800	7,898,344
Profit/(Loss) per share for the profit/(loss) attributable to ordinary shareholders of the parent company	17
- basic		6.07	11.62	(7.30)
- diluted		5.74	10.88	(7.30)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

		2014	2015
	Notes	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment	8	127,878,000	123,932,258
Intangible assets	9	243,201,184	2,725,005,061
Investments accounted for using equity method	4	87,914,371	183,638,147
Available-for-sale financial assets	19	69,541,208	588,905,070
Financial assets at fair value through profit or loss	19	—	670,148,114
Goodwill	10	187,434,356	187,507,109
Deferred tax assets	7	26,205,070	28,965,971
Other non-current assets	23	16,119,616	696,303,536

		758,293,805	5,204,405,266

Current assets
Trade receivables	12	1,343,373,607	1,899,789,400
Bills receivables		104,716,846	147,660,156
Prepayments and other receivables	13	146,852,416	332,764,615
Due from related parties	24	38,934,999	1,659,132,360
Inventories		370,994	519,861
Other current assets	23	101,947	453,652,726
Restricted cash	14	—	350,654,400
Time deposits	14	61,190,000	100,000,000
Cash and cash equivalents	15	1,221,472,624	2,940,874,390

		2,917,013,433	7,885,047,908

TOTAL ASSETS		3,675,307,238	13,089,453,174

EQUITY AND LIABILITIES
Equity
Issued capital	16	12,662	17,008
Share premium	16	2,696,753,983	9,095,194,170
Treasury shares	16	(62,579,400)	(56,690,148)
Employee equity benefit reserve	18	91,534,747	169,103,720
Other reserve
- Foreign currency translation reserve		12,779,944	261,367,944
- Available-for-sale financial assets reserve		16,138,306	146,429,056
Accumulated losses		(699,087,430)	(1,123,438,721)

Equity attributable to ordinary shareholders of the parent company		2,055,552,812	8,491,983,029
Non-controlling interest		105,362,097	123,260,441

Total equity		2,160,914,909	8,615,243,470

Non-current liabilities
Convertible preference shares	19	—	1,725,485,886
Deferred tax liabilities	7	48,535,845	40,355,873
Other non-current liabilities		38,323,654	47,867,001

		86,859,499	1,813,708,760

Current liabilities
Trade payables	20	589,152,700	987,424,361
Other payables and accruals	21	717,017,074	1,148,404,844
Due to related parties	24	4,500,000	51,680,825
Interest-bearing borrowings	22	—	361,084,116
Income tax payable		116,863,056	111,906,798

		1,427,532,830	2,660,500,944

Total liabilities		1,514,392,329	4,474,209,704

TOTAL EQUITY AND LIABILITIES		3,675,307,238	13,089,453,174

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributed to Ordinary Shareholders of the Parent Company
	Issued capital (Note 16)	Share premium (Note 16)	Treasury shares (Note 16)	Employee equity benefit reserve (Note 18)	Other reserve- foreign currency translation reserve	Other reserve- available-for- sale financial assets reserve	Accumulated losses	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2013	11,696	2,409,156,049	(62,727,907)	40,992,540	24,784,606	1,093,734	(1,425,506,335)	987,804,383
Profit for the year	—	—	—	—	—	—	241,228,181	241,228,181
Other comprehensive (loss)/income	—	—	—	—	(15,168,361)	9,068,634	—	(6,099,727)

Total comprehensive (loss)/income for the year	—	—	—	—	(15,168,361)	9,068,634	241,228,181	235,128,454
Exercise of options	—	21,886,238	—	(7,657,345)	—	—	—	14,228,893
Issuance of ordinary shares (Note 16)	432	219,300,260	—	—	—	—	—	219,300,692
Share-based payment	—	—	—	19,386,459	—	—	—	19,386,459

As of December 31, 2013	12,128	2,650,342,547	(62,727,907)	52,721,654	9,616,245	10,162,368	(1,184,278,154)	1,475,848,881

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributed to Ordinary Shareholders of the Parent Company
	Issued capital (Note 16)	Share premium (Note 16)	Treasury shares (Note 16)	Employee equity benefit reserve (Note 18)	Other reserve- foreign currency translation reserve	Other reserve- available-for- sale financial assets reserve	Accumulated losses	Total	Non- controlling interest	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2014	12,128	2,650,342,547	(62,727,907)	52,721,654	9,616,245	10,162,368	(1,184,278,154)	1,475,848,881	—	1,475,848,881
Profit for the year	—	—	—	—	—	—	485,190,724	485,190,724	3,931,800	489,122,524
Other comprehensive income	—	—	—	—	3,163,699	5,975,938	—	9,139,637	—	9,139,637

Total comprehensive income for the year	—	—	—	—	3,163,699	5,975,938	485,190,724	494,330,361	3,931,800	498,262,161
Exercise of options and RSUs	—	46,411,436	148,507	(18,290,773)	—	—	—	28,269,170	—	28,269,170
Issuance of ordinary shares (Note 16)	534	—	—	—	—	—	—	534	—	534
Share-based payment	—	—	—	57,103,866	—	—	—	57,103,866	—	57,103,866
Acquisitions of subsidiaries (Note 3)	—	—	—	—	—	—	—	—	101,430,297	101,430,297

As of December 31, 2014	12,662	2,696,753,983	(62,579,400)	91,534,747	12,779,944	16,138,306	(699,087,430)	2,055,552,812	105,362,097	2,160,914,909

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

	Attributed to Ordinary Shareholders of the Parent Company
	Issued capital (Note 16)	Share premium (Note 16)	Treasury shares (Note 16)	Employee equity benefit reserve (Note 18)	Other reserve- foreign currency translation reserve	Other reserve- available-for- sale financial assets reserve	Accumulated losses	Total	Non- controlling interest	Total equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2015	12,662	2,696,753,983	(62,579,400)	91,534,747	12,779,944	16,138,306	(699,087,430)	2,055,552,812	105,362,097	2,160,914,909
(Loss)/profit for the year	—	—	—	—	—	—	(424,351,291)	(424,351,291)	7,898,344	(416,452,947)
Other comprehensive income	—	—	—	—	248,588,000	130,290,750	—	378,878,750	—	378,878,750

Total comprehensive income/(loss) for the year	—	—	—	—	248,588,000	130,290,750	(424,351,291)	(45,472,541)	7,898,344	(37,574,197)
Exercise of options and RSUs	—	43,243,535	5,889,252	(42,475,630)	—	—	—	6,657,157	—	6,657,157
Issuance of ordinary shares (Note 16)	4,346	6,355,196,652	—	—	—	—	—	6,355,200,998	—	6,355,200,998
Share-based payment	—	—	—	120,044,603	—	—	—	120,044,603	—	120,044,603
Acquisitions of a subsidiary (Note 3)	—	—	—	—	—	—	—	—	10,000,000	10,000,000

As of December 31, 2015	17,008	9,095,194,170	(56,690,148)	169,103,720	261,367,944	146,429,056	(1,123,438,721)	8,491,983,029	123,260,441	8,615,243,470

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2013	2014	2015
		RMB	RMB	RMB
Operating activities
Profit/(Loss) before tax		263,483,179	586,765,676	(351,935,544)
Non-cash adjustments to reconcile profit before tax to net cash flows:
Gain from deemed disposal of equity investments	19.1	—	—	(141,194,852)
Gain from adjustment of contingent consideration	19.2	—	—	(17,419,234)
Gain from step acquisition arising from revaluation of previously held equity interest	3	—	(53,581,440)	—
Changes in fair value of financial instruments	19	—	—	31,617,868
Impairment of available-for-sale financial assets		768,526	—	—
Exercise of Car King Holding Ltd. warrant		37,157	—	—
Depreciation of property, plant and equipment	8	30,238,275	38,318,421	55,458,863
Amortization of intangible assets	9	11,907,235	20,957,848	514,798,512
Loss/(gain) on disposal of property, plant and equipment		485,883	(501,176)	375,250
Gain on disposal of intangible assets		—	(10,377)	—
Write-down of assets	6.1	—	—	280,591,210
Share-based payment	18	19,386,459	57,103,866	120,044,603
Provision for bad debts	12	10,348,662	13,896,878	8,930,719
Interest income		(8,111,431)	(13,606,952)	(24,980,457)
Interest expense		2,751,915	6,339,436	8,140,243
Share of (profits)/losses of investments accounted for using equity method	4	(1,737,568)	1,341,336	16,215,835
Unrealized exchange (gains)/losses		(11,727,588)	1,556,594	6,559,787
Changes in working capital, net of effects of acquisitions:
Trade receivables		(194,928,544)	(653,530,462)	(565,260,421)
Bills receivables		(415,640)	(35,532,946)	(42,943,310)
Prepayments and other receivables		(2,164,153)	(64,129,366)	(151,236,079)
Due from related parties		866,698	(34,356,252)	(1,620,197,361)
Inventories		42,572	255,197	(148,867)
Other current assets		458,762	203,895	(410,639,891)
Other non-current assets		(4,954,726)	(11,164,890)	(680,183,920)
Trade payables		99,930,321	292,112,065	433,633,930
Other payables and accruals		141,406,547	290,417,043	387,585,239
Due to related parties		2,125,000	1,950,000	35,321,872
Other non-current liabilities		—	—	24,361,234

		360,197,541	444,804,394	(2,082,504,771)
Interest received		8,111,431	13,215,846	21,992,793
Income tax paid		(37,753,200)	(44,419,052)	(92,039,081)

Net cash flows from/(used in) operating activities		330,555,772	413,601,188	(2,152,551,059)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

	Notes	2013	2014	2015
		RMB	RMB	RMB
Investing activities
Placement of time deposits		—	(61,190,000)	(2,388,478,460)
Proceeds from maturity of time deposits		—	—	2,443,311,260
Restricted bank deposits		—	—	(334,097,600)
Purchase of investments in preference shares		(5,487,207)	(30,595,000)	(808,161,901)
Purchase of investments accounted for using equity method		(2,610,000)	(66,750,000)	(112,967,946)
Acquisition of subsidiaries, net of cash acquired		(18,000,000)	(107,693,185)	(6,118,293)
Purchases of property, plant and equipment		(29,396,843)	(48,390,605)	(231,849,722)
Proceeds from sale of property, plant and equipment		2,460,599	1,573,502	42,959,604
Purchases of intangible assets		(3,725,182)	(7,915,237)	(3,606,850)
Proceeds from sale of intangible assets		—	671,984	—

Net cash flows used in investing activities		(56,758,633)	(320,288,541)	(1,399,009,908)

Financing activities
Proceeds from issuance of ordinary shares, net of issuance costs		220,132,181	227	3,370,015,014
Proceeds from issuance of convertible preference shares, net of issuance costs		—	—	1,537,952,300
Payment of public offering expenses		—	(831,531)	—
Exercise of options		12,992,594	29,490,370	5,881,117
Proceeds from interest-bearing borrowings		—	—	361,084,116
Interest expense paid		(2,751,915)	(3,683,909)	(3,116,808)

Net cash flows from financing activities		230,372,860	24,975,157	5,271,815,739

Net increase in cash and cash equivalents		504,169,999	118,287,804	1,720,254,772
Net foreign exchange difference		(2,895,467)	1,524,730	(853,006)
Cash and cash equivalents at beginning of the year		600,385,558	1,101,660,090	1,221,472,624

Cash and cash equivalents at end of the year		1,101,660,090	1,221,472,624	2,940,874,390

Supplemental disclosure of non-cash activities:
Issuance of ordinary shares in connection with business cooperation with JD.com	9	—	—	3,045,268,100
Acquisition of subsidiaries	3	—	61,209,204	—
Purchases of property, plant and equipment		1,591,804	43,081,557	1,537,464
Purchases of intangible assets		—	424,528	4,258,418
Public offering expenses accrued for in other payables and accruals		831,531	—	—
Amounts receivable from exercise of options		(1,236,299)	(19,581)	(796,819)

The accompanying notes are an integral part of the consolidated financial statements

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations other than acting as an investment holding company and parent of its subsidiaries and structured entities (the “SEs”). The Company conducts most of its business through its operating subsidiaries and SEs (collectively, the “Group”), which are all established in the People’s Republic of China (the “PRC”). The Company owns 100% of the equity of Beijing Bitauto Internet Information Company Limited (“BBII”) through a wholly-owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”).

The Group is principally engaged in the provision of Internet content and marketing services in the automobile industry, including advertising services, subscription services, listing services, one-stop digital marketing solution services and transaction services in the PRC.

As of December 31, 2015, the Company’s principal operating subsidiaries and the SEs are as follows:

Name	Place and date of incorporation or registration and place of operations		% equity interest
			2015	2014
Subsidiaries
Bitauto Hong Kong Limited	April 27, 2010	Hong Kong	100	100
Yixin Capital Limited	November 19, 2014	Cayman Islands	100	100
Yixin Capital Hong Kong Limited	November 27, 2014	Hong Kong	100	100
Beijing Bitauto Internet Information Company Limited	January 20, 2006	PRC	100	100
Shanghai Yixin Financing Leasing Company Limited	August 12, 2014	PRC	100	100
Shanghai Techuang Advertising Company Limited	January 29, 2015	PRC	100	—
Bitauto (Xi’an) Information Technology Company Limited	January 22, 2014	PRC	100	100
SEs
Beijing C&I Advertising Company Limited	December 30, 2002	PRC	100	100
Beijing Bitauto Information Technology Company Limited	November 30, 2005	PRC	100	100
Beijing Easy Auto Media Company Limited	March 7, 2008	PRC	100	100
Beijing Chehui Interactive Advertising Company Limited (formerly known as Beijing Yihui Interactive Advertising Company Limited)	February 10, 2006	PRC	100	100
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007	PRC	100	100
Beijing You Jie Information Company Limited	July 11, 2008	PRC	100	100
Beijing Xinbao Information Technology Company Limited (“Beijing Xinbao”, formerly known as Beijing Taoche Information Technology Company Limited)	February 2, 2008	PRC	100	100
Bitauto (Tianjin) Commerce Company Limited	May 16, 2014	PRC	100	100
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011	PRC	100	100
Beijing Bitcar Interactive Information Technology Company Limited (“Bitcar”)	October 16, 2008	PRC	100	100
Beijing Runlin Automobile and Technology Company Limited (“Beijing Runlin”)	April 24, 2003	PRC	51	51
Target Net (Beijing) Technology Company Limited (“Target Net”)	January 31, 2012	PRC	51	51
Beijing New Line Advertising Company Limited	June 8, 2006	PRC	100	100
Beijing BitOne Technology Company Limited	August 13, 2010	PRC	100	100
Beijing Yixin Information Technology Company Limited	January 9, 2015	PRC	100	—

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

1.	Corporate information (continued)

Bitauto HK’s principal activities are the provision of investing administrative and consulting services to its subsidiaries. All of the SEs’ principal activities are the provision of advertising services, subscription services, listing services, one-stop digital marketing solution services and transaction services through various forms of media, such as websites and mobile.

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

In order to effectively control the SEs, the subsidiaries of the Company has entered into exclusive business cooperation agreements and supplementary agreements with the SEs, which entitle the subsidiaries of the Company to receive a majority of SEs’ residual returns. The paid-in capital of the SEs was funded by the Company through long-term loans to the nominees. As a security for such loans, the nominees have pledged their interests in the SEs to the subsidiaries of the Company. In addition to the aforesaid agreements, the nominees have agreed not to transfer the equity interests, or place or permit the existence of any security interest or other encumbrance that affects the Company’s rights and interests in the SEs, without the prior written consent of the Company.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Based on the advice of Han Kun Law Offices, the Group’s PRC legal counsel, the corporate structure and contractual arrangements of the SEs and PRC subsidiaries are in compliance with all existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company, Bitauto HK, PRC subsidiaries and the SEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the SEs and their nominee shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC law and regulations in all material respects.

Accordingly, all SEs are consolidated by the Company.

The consolidated financial statements comprise the financial statements of the Company, its subsidiaries and its SEs for the years ended December 31, 2013, 2014 and 2015.

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

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to owners of the Company.

When the Company ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Details on the principal subsidiaries and SEs of the Company are disclosed in Note 1 – Corporate information.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Cash-generating unit (“CGU”) for goodwill impairment testing

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Group. Until December 31, 2014, the Group managed its business in four segments, namely, bitauto.com business, EP platform business, taoche.com business and digital marketing solutions business. Starting from January 1, 2015, in order to better reflect the structure of business, management started to oversee and monitor its business in three segments, namely advertising business, EP platform business and digital marketing solutions business. Advertising revenue and dealer subscription revenue from taoche.com business were reported under advertising business and EP platform business, respectively.

The Bitcar, Target Net, Beijing Runlin and other legal entities belonging to EP platform business were expected to benefit from the synergies of the acquisitions of Target Net and Beijing Runlin. The goodwill of Target Net and Beijing Runlin was allocated entirely to the EP platform business segment. Work It Out Jor Limited (“Work It Out”) and other legal entities belonging to digital marketing solutions segment were expected to benefit from the synergies of the acquisition of Work It Out. The goodwill of Work It Out was allocated entirely to the digital marketing solutions segment. Based on the above, the lowest level within the Group at which goodwill is monitored for internal management purposes is the business segment level. Therefore, goodwill impairment was tested at the business segment level as of December 31, 2015.

Foreign currencies

The Group’s presentation currency is the RMB. The Company, its subsidiaries and the SEs individually determine their functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currencies of the Company and its wholly owned subsidiaries outside China are the U.S. dollar (“US$”) and the Hong Kong dollar (“HKD”), and the functional currency of PRC subsidiaries and the SEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the presentation currency for the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.2	Significant accounting judgments, estimates and assumptions (continued)

Estimates and assumptions

a.	Impairment of trade receivables

The Group recognizes a provision for bad debts associated with its trade receivables in accordance with the accounting policy stated in Note 2.3. The Group has made judgments based on the age of the trade receivables and the customer specific credit risk in relation to the impairment of the trade receivable balances, which include the incurrence of losses, and amounts expected to be recovered in respect of any impaired trade receivables. As of December 31, 2014 and 2015, the provision for bad debts amounted to RMB37,699,159 and RMB46,441,300, respectively.

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

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments on the grant date.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.2	Significant accounting judgments, estimates and assumptions (continued)

Estimates and assumptions (continued)

e.	Fair value measurement and impairment of other financial assets

As the fair values of financial assets at fair value through profit or loss and available-for-sale financial assets recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques.

The major inputs to the valuation models for the assessment of the fair value of other financial assets are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. Further details are set out in Note 19.1.

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

g.	Fair value measurement of convertible preference shares

As the fair values of the convertible preference shares recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques.

The major inputs to the valuation model for the assessment of the fair values of convertible preference shares are the enterprise valuation, expected volatility of the entity’s share price and the discount rate. The enterprise valuation is assessed based on the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing the fair values. Changes in assumptions about these factors could affect the reported fair values of the financial instruments. The assumptions and models used are further disclosed in Note 19.3.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the equity investee, but is not control or joint control over those policies.

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

Under the equity method, the investments accounted for using equity method are carried at cost plus post acquisition changes in the Group’s share of net assets of the equity investees. Goodwill relating to the equity investees is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The consolidated statements of comprehensive income reflect the Group’s share of the results of operations of the equity investees. Any change in OCI of those equity investees is presented as part of the Group’s OCI. Unrealized gains and losses resulting from transactions between the Group and the equity investees are eliminated to the extent of the interest in the equity investees.

The financial statements of the equity investees are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investments accounted for using equity method. The Group determines at each reporting date whether there is any objective evidence that the investments accounted for using equity method are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the equity investee and its carrying value and recognizes the amount in profit or loss in the consolidated statements of comprehensive income.

Upon loss of significant influence or joint control over the equity investees respectively, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the equity investees upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Investments in preference shares

The Group made certain investments in form of preference shares issued by equity investees. Those investments are accounted for under IAS 39. The Group classifies the host contract of the preference shares interests as available-for-sale financial assets, which are measured at fair value with the changes recorded in the other comprehensive income, and bifurcating embedded derivatives that not closely related to the economic characteristics and risks of the host contract. The derivatives are measured at fair value with the changes recorded in profit or loss.

In addition, the Group made certain investments in form of common shares with contingent redemption right, liquidation preference or dividend right not available to other common shareholders. Those investments are not considered in-substance common shares and accounted for under IAS 39 in a way similar to investment in preference shares mentioned above.

From time to time, the rights on certain investments in which the Group has significant influence were modified with new rounds of financing. These modifications may be additions or removals of certain preferential rights. As a result of such modification, these equity investments, which were accounted for using equity method, were reclassified as investments accounted for under IAS 39, or vice versa. The carrying amount of the investments were remeasured upon the reclassification and a deemed disposal gain or loss was recognized.

See “Initial recognition and subsequent measurement of financial assets” for details.

Fair value measurement

The Group’s management determines the policies and procedures for fair value measurements.

Independent appraisers are involved for valuation of significant assets and liabilities, such as financial assets/ liabilities at fair value through profit or loss and available-for-sale financial assets. Selection criteria of the independent appraisers include market knowledge, reputation, independence and whether professional standards are maintained. The Group’s management decides, after discussions with the Group’s independent appraisers, which valuation techniques and inputs to use for each case.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The assets and liabilities of entities that have a functional currency that is different from the presentation currency are translated into the RMB at the rates of exchange prevailing at the reporting date and their statements of comprehensive income are translated at average exchange rates during each accounting period. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the component of other comprehensive income relating to that particular entity is recognized in profit or loss.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The useful lives of intangible assets are assessed as either finite or indefinite.

	Estimated useful life	Internally generated or acquired
Purchased software	5 – 10 years	Acquired
Digital Sales Assistant system	10 years	Acquired
Trademark and lifetime membership	Indefinite	Acquired
Domain names	10 years	Acquired
Contract backlog	1.1 – 2 years	Acquired
Brand name	15.25 years	Acquired
Customer relationship	6 – 15.25 years	Acquired
Business Cooperation	5 years	Acquired
Others	5 years	Acquired

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

The trademark and lifetime membership acquired may be used indefinitely without significant costs of renewal. The expected cash flows generated from the trademark and lifetime membership are for an indefinite period. As a result, the trademark and lifetime membership are assessed as having an indefinite useful life.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Impairment losses are recognized in the consolidated statements of comprehensive income in expense categories consistent with the function of the impaired asset.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Trade receivables

Trade receivables are amounts due from customers for services performed or merchandise sold in the ordinary course of business. If collection of trade is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are discounted if the effect of discounting is material. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. When a trade receivable is uncollectible, it is written-off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written-off are recognized as income in profit or loss.

Bills receivables

Bills receivables represent short-term notes receivables issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance. At the time of sale of the bills receivables to the banks, the risks and rewards relating to the bills receivables are substantially transferred to the banks. Accordingly, bills receivables are de-recognized, and a discount equal to the difference between the carrying value of the bills receivables and cash received is recorded in the consolidated statement of comprehensive income.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Time deposits

Time deposits comprise highly liquid investments with original maturities of greater than three months, but less than twelve months.

Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated statement of financial position, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. Restricted cash is mainly pledged for short-term loan.

Convertible preference shares

The convertible preference shares of a subsidiary contain conversion features and redemption features that are embedded derivatives. The Group designated the convertible preference shares in their entirety as financial liabilities at the fair value through profit or loss.

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Interest-bearing borrowings

Interest-bearing borrowings are all bank loans, which are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

All borrowing costs are recognized in profit or loss in the period in which they are incurred.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Initial recognition and subsequent measurement of financial assets

The Group classifies its financial assets in the following categories: loans and receivables, at fair value through profit or loss, and available-for-sale financial assets. The Group determines the classification of its financial assets at initial recognition.

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

The subsequent measurement of financial assets depends on their classification as follows:

Loans and receivables

Trade and bills receivables, others receivables and due from related parties, which are categorized as loans and receivables, are subsequently measured at amortized cost, to the extent that the effect of discounting is material, using the effective interest rate method, less provision for impairment.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including warrants and separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39.

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in profit or loss.

Derivatives embedded in host contracts are accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives associated with the financial assets discussed in Note 19.1 are measured at fair value with changes in fair value recognized in profit or loss. Dividend or interest income, if any, from financial assets at fair value through profit or loss is recognized in profit or loss as part of other income when the Group’s right to receive payments is established.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Initial recognition and subsequent measurement of financial assets (continued)

Available-for-sale financial assets

Available-for-sale financial assets are mainly investments in preference shares. Investments in preference shares classified as available for sale are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale financial assets reserve until the investments are derecognized, at which time the cumulative gain or loss is recognized in profit or loss, or the investments are determined to be impaired, when the cumulative loss is reclassified from the available-for-sale financial assets reserve to profit or loss. The cumulative loss is measured as the difference between the acquisition cost and the current fair value, less impairment losses. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized directly in other comprehensive income.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss - is removed from other comprehensive income and recognized in profit or loss. Impairment losses recognized in profit or loss on equity instruments are not reversed through profit or loss.

Initial recognition and subsequent measurement of financial liabilities

The Group’s financial liabilities mainly include trade and other payables, interest-bearing borrowings and convertible preference shares. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

Borrowings are carried subsequently at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of comprehensive income over the period of the borrowings using the effective interest method.

Changes in fair value of convertible preference shares are recognized in profit or loss.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Employee Benefits - PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB73,872,937, RMB97,974,066 and RMB178,188,879 for the years ended December 31, 2013, 2014 and 2015, respectively.

Treasury shares

The Company’s equity instruments that are reacquired are recognized at cost and deducted from equity as treasury shares. No gain or loss is recognized in the consolidated statements of comprehensive income on the purchase, sale, issue or cancellation of the Company’s equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in share premium. Voting rights related to treasury shares are nullified for the Group and no dividends are allocated to them.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of equity-settled transactions with employees is recognized, together with a corresponding increase in equity, and presented as employee equity benefit reserve, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has passed and the Group’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit recognized in profit or loss for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

Where the Group is a lessee and the Group has substantially all the risks and rewards of ownership, the lease is classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Where the Group is a lessor and the Group transfers substantially all the risks and rewards of ownership to the lessee, the lease is classified as finance leases. The leased property held should be presented as a receivable at an amount equal to the net investment in the lease. The finance lease income is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the finance lease.

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The Group enters into transactions that may include website design, set-up, and maintenance services, and customer relationship management (“CRM”) services. The commercial effect of each separately identifiable component of the transaction is evaluated in order to reflect the substance of the transaction. The consideration from these transactions is allocated to each separately identifiable component based on the relative fair value of each component. The Group determines the fair value of each component based on the selling price of the component if sold separately by the Group. The consideration allocated to each component is recognized as revenue when the revenue recognition criteria for that component have been met. The following specific recognition criteria must also be met before revenue is recognized:

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

The Group provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The Group makes available throughout the subscription or listing period a proprietary platform linked to its website or media vendors’ websites where automobile customers can manage their customer relationships, and publish information, such as the pricing of their automobiles, locations and addresses and other related information. The revenue is recognized on a straight-line basis over the subscription or listing period. Additionally, the Group provides customer relationship management services. The revenue is recognized when the services have been rendered and the collectability is reasonably assured. Revenues from dealer subscription and listing services are reported at a gross amount.

The Group invoices its customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. The Group records amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in the Group’s consolidated statements of financial position.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.3	Summary of significant accounting policies (continued)

Revenue recognition (continued)

(b)	Dealer subscription and listing services (continued)

The Group provides automobile financial leasing services on its online automotive financial platform. Revenue is recognized attributable to finance leases over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the finance lease. The Group also recognizes commission-based fees for the provision of other transaction services.

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

Cost of revenue

Cost of revenue mainly includes fees paid to the Group’s business partners to distribute the dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, direct service cost, depreciation and amortization of assets, and turnover taxes and related surcharges. Among which, salaries and benefits was amounting to RMB88,789,041 (2014: RMB78,584,667, 2013: RMB52,592,685), and depreciation and amortization was amounting to RMB40,265,379 (2014: RMB15,241,061, 2013: RMB9,197,414).

Product development expenses

Expenditure on product development research is expensed as incurred. Included in the product development expenses, salaries and benefits was amounting to RMB245,785,933 (2014: RMB119,847,700, 2013: RMB78,932,664), and depreciation and amortization was amounting to RMB17,318,419 (2014: RMB14,860,726, 2013: RMB7,205,659).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

2.4	Recent accounting pronouncements

New Amendments to standards adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the financial year beginning on January 1, 2015. The adoption of these amendments to standards does not have any significant impact on the consolidated financial statements of the Group.

•	IAS 19 (2011) (amendment) Defined benefit plans: employee contributions

•	IFRSs (amendment) Annual improvements to IFRSs 2010-2012 cycle and 2011-2013 cycle

New standards and amendments to standards not yet adopted

A number of new standards and amendments to standards are not effective for the financial year beginning January 1, 2015, and have not been early adopted by the Group in preparing the consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except the following:

•	IFRS 15 “Revenue from contracts with customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. This standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. This standard is effective for annual periods beginning on or after January 1, 2018 and earlier adoption is permitted.

•	IFRS 9 “Financial instruments” addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. This standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted.

•	IFRS 16 “Lease” requires lessees to recognize lease liability reflecting future lease payments and a “right-of-use-asset” for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. This standard is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted if IFRS 15 is also applied.

The Group is in the process of assessing the impact of the above new standards on the Group’s results and financial position. There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions and equity transactions

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions and equity transactions (continued)

Out of the total purchase consideration for acquiring Target Net, the Group will pay in aggregate RMB50,000,000 contingent upon Target Net meeting certain revenue and net profit targets for the years of 2014 and 2015. The Group measured the liability at an estimated fair value of RMB45,525,600 as of the acquisition date, and remeasured to its estimated fair value of RMB47,834,000 as of December 31, 2014 with the change recorded in earnings. In 2015, the Group paid out RMB20,000,000 contingent consideration based on operation results of Target Net for the year, and the remaining contingent consideration was remeasured to RMB30,000,000 as of December 31, 2015. Further details are set out in Note 19.2.

Out of the total purchase consideration for acquiring Beijing Runlin, the Group will pay in aggregate RMB20,000,000 contingent upon Beijing Runlin meeting certain revenue and net profit targets for the years from 2015 to 2017. The Group measured the liability at an estimated fair value of RMB15,683,604 as of the acquisition date, and remeasured to RMB16,030,731 as of December 31, 2014 with the change recorded in earnings. In 2015, the Group remeasured the contingent consideration to nil based on operation results of Beijing Runlin for the year and expected operation results for the following two years.

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

Acquisition of previous joint venture

In May 2014, the Group set up a joint venture with several leading Chinese automobile dealers or service providers, to develop the used car business. The original registered capital of the joint venture was RMB100,000,000 and the Group contributed RMB20,000,000 to hold 20% equity interest pursuant to joint venture agreement. In May 2015, the shareholders of the entity agreed to reduce the registered capital to RMB30,000,000, in which the capital contributed by other shareholders was reduced to RMB10,000,000 while the capital contributed by the Group remained. As a result, the Group held 66.67% equity interest of the entity and obtained control. The fair value of the identifiable net assets as at the date of acquisition was approximately RMB30,000,000.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

3.	Acquisitions and equity transactions (continued)

Transaction with JD.com, Inc. (“JD”) and Tencent Holdings Limited (“Tencent”)

On January 9, 2015, the Group entered into a share subscription agreement with JD.com, Inc. and JD.com Global Investment Limited (collectively as “JD”), together with Dongting Lake Investment Limited, a special purpose vehicle of Tencent Holdings Limited (collectively as “Tencent” together with Tencent Holdings Limited). On the same date, the Group entered into a business cooperation agreement with JD.com, Inc. Pursuant to share subscription agreement and business cooperation agreement, JD invested RMB2,450,920,000 and certain resources to the Group and Tencent invested RMB919,095,000 to the Group.

As the consideration of the transaction, the Group issued 15,689,443 ordinary shares to JD, representing approximately 25% of the then outstanding ordinary shares on a fully diluted basis and 2,046,106 ordinary shares to Tencent, representing approximately 3.3% of the then outstanding ordinary shares on a fully diluted basis, upon the closing of the transaction on February 16, 2015.

Pursuant to the business cooperation agreement, the resources provided by JD include (a) an exclusive right to operate JD’s finished automobile business, which includes the sale of finished automobiles on JD Mall, Paipai.com, their respective mobile sites and JD’s mobile applications, as well as the provision of advertising services on JD’s finished car channels, in mainland China, (b) traffic supports including traffic generating from and advertising display on JD website and mobile applications, (c) general business cooperation such as big data capabilities and technology infrastructure. The term of the business cooperation is five years from April 9, 2015.

The general business cooperation as above (c) is not recognized as a separate intangible asset because such provisions only set out the general principal for the cooperation between the Group and JD with no specific deliverables provided to the Group. The amount recognized for the business cooperation agreement relates to the exclusive right to operate JD’s finished automobile business as above (a) and traffic support as above (b). The fair value was established using two forms of the income approach known as the excess earnings method and the cost saving method. The Group applied a discount rate of 16% for valuing the business cooperation agreement. The business cooperation is amortized on a straight-line basis over five years from April 9, 2015.

At the year end of 2015, the Group recorded a write-down of assets amounting to RMB238,582,079 for the business cooperation relating to resources to be provided through the channel of Paipai.com, as the Paipai.com business has been terminated by JD.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

4.	Investments accounted for using equity method

The Group used the equity method of accounting to account for the investments in associates and joint ventures. The Group held equity interests ranging from 13.5% to 50% in equity method investments, majority of which are in auto and auto-related industries.

The following table illustrates the aggregate financial information of the Group’s investments accounted for using equity method that are not individually material:

	2013	2014	2015
	RMB	RMB	RMB
Share of profit/(loss) for the year	1,737,568	(1,341,336)	(16,215,835)
Share of total comprehensive income/(loss)	1,737,568	(1,341,336)	(16,215,835)
Aggregate carrying amount of the Group’s investments accounted for using equity method	7,756,167	87,914,371	183,638,147

As of December 31, 2015, there was no material contingent liability relating to the Group’s interests in its investments accounted for using equity method, and the associates and the joint ventures themselves.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

5.	Revenue

	2013	2014	2015
	RMB	RMB	RMB
Advertising services	741,783,094	1,233,190,683	1,619,462,920
Dealer subscription and listing services	491,849,069	870,712,582	1,935,558,694
Agent services	205,700,201	355,034,759	456,532,128

	1,439,332,364	2,458,938,024	4,011,553,742

For the year ended December 31, 2015, value added tax of RMB242,599,265 was deducted from revenues (2014: RMB137,057,096; 2013: RMB71,569,638).

6.	Profit before tax

6.1 Selling and administrative expenses

	2013	2014	2015
	RMB	RMB	RMB
Salaries and benefits	262,277,809	351,785,054	590,575,578
Depreciation and amortization	25,742,437	29,174,482	512,673,577
Operating lease expenses	37,935,804	54,709,964	75,175,773
Share based payment	19,386,459	57,103,866	120,044,603
Office expenses	41,413,327	50,236,383	64,073,441
Provision for bad debts	10,348,662	13,896,878	8,930,719
Sales and marketing expenses	334,504,115	598,074,809	1,319,824,716
Write-down of assets	—	—	280,591,210
Others	17,260,189	20,705,176	20,586,212

	748,868,802	1,175,686,612	2,992,475,829

6.2 Other gains/ (losses)

	2013	2014	2015
	RMB	RMB	RMB
Exchange gains/ (losses)	11,727,588	(11,042,716)	30,743,818
(Losses)/gains on disposal of property, plant and equipment, net	(485,883)	501,176	(1,779,353)
Government grants	—	3,108,148	22,512,080
Impairment of available-for-sale financial assets	(768,526)	—	—
Others	(4,946,517)	(3,470,754)	(8,387,989)

	5,526,662	(10,904,146)	43,088,556

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense

The major components of income tax expense for the years ended December 31, 2013, 2014 and 2015 are:

	2013	2014	2015
	RMB	RMB	RMB
Current income tax
Current income tax charge	24,211,773	112,440,178	75,458,276
Deferred income tax
Relating to operating loss	4,060,687	(4,465,386)	(20,863,573)
Relating to origination and reversal of temporary differences	(6,017,462)	(10,331,640)	9,922,700

Income tax expense reported in the consolidated statements of comprehensive income	22,254,998	97,643,152	64,517,403

A reconciliation between income tax expense and the product of the accounting profit multiplied by the PRC tax rate for the years ended December 31, 2013, 2014 and 2015 is as follows:

	2013	2014	2015
	RMB	RMB	RMB
Accounting profit before income tax	263,483,179	586,765,676	(351,935,544)

Tax at statutory tax rate of 25%	65,870,795	146,691,419	(87,983,886)
Preferential tax rates for certain entities comprising the Group	(60,238,226)	(59,421,593)	(60,798,100)
Effect of differing tax rates in different jurisdictions	6,078,253	16,504,826	186,288,517
Utilization of previously unrecognized tax losses	—	(7,777,937)	(46,953)
Non-taxable income	(3,361,911)	(14,171,094)	(16,433,341)
Non-deductible expenses	11,569,482	14,939,962	27,599,500
Research and development expense additional deduction	(1,097,145)	(500,705)	—
Lapse of statutory limitations	—	(1,252,510)	—
Effect on deferred tax of changes in tax rates	(400,708)	—	—
Unrecognized tax losses	3,870,428	2,630,784	15,520,928
Others	(35,970)	—	370,738

	22,254,998	97,643,152	64,517,403

Income tax expense reported in the consolidated statements of comprehensive income	22,254,998	97,643,152	64,517,403

Effective income tax rate	8.4%	16.6%	(18.3%)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

Deferred tax

Deferred tax as of December 31, 2014 and 2015, relates to the following:

	Consolidated statements of financial position		Consolidated statements of comprehensive income
	2014	2015	2014	2015
	RMB	RMB	RMB	RMB
Deferred tax assets
Amortization of intangible assets	548,840	618,417	79,784	69,577
Tax losses available for offset against future taxable income	7,483,981	28,347,554	4,465,386	20,863,573
Accrued wages and salaries	18,172,249	—	6,904,242	(18,172,249)

	26,205,070	28,965,971	11,449,412	2,760,901

Deferred tax liabilities
Intangible assets acquired in business combinations	(48,535,845)	(40,355,873)	3,347,614	8,179,972

	(48,535,845)	(40,355,873)	3,347,614	8,179,972

Deferred tax expense			14,797,026	10,940,873

Deferred tax liabilities, net	(22,330,775)	(11,389,902)

Reconciliation of deferred tax liabilities, net

	2014	2015
	RMB	RMB
Opening balance as of January 1	7,202,208	(22,330,775)
Tax expense recognized in profit or loss during the period	14,797,026	10,940,873
Deferred taxes, net acquired in a business combination	(44,330,009)	—

Closing balance as of December 31	(22,330,775)	(11,389,902)

As of December 31, 2015, the Group recognized deferred tax assets amounting RMB28,347,554 (2014: RMB7,483,981; 2013: RMB866,518) for entities which suffered a loss in either the current or preceding year and the utilization of such deferred tax assets are dependent on future taxable profits which are based on the business forecasts after taking into account of the latest business developments.

As of December 31, 2015, no deferred tax asset was recognized in respect of tax losses carry forward amounting RMB64,385,241 (2014: RMB16,663,455; 2013: RMB39,603,340), of which RMB188,974, RMB971,041, RMB788,713, RMB921,984 and RMB61,514,529 would expire, if unused, by December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

7.	Income tax expense (continued)

Deferred tax (continued)

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries and SEs as of December 31, 2014 and 2015 on the basis of its intent to reinvest the earnings. The Company is able to control the timing of the reversal of the temporary differences of its subsidiaries and SEs. The undistributed earnings amounted to RMB1,002,163,912 and RMB1,474,603,788 as of December 31, 2014 and 2015, respectively. The majority of associates and joint ventures are established in the PRC and the related temporary differences for such investments will be reversed through future distribution, which are nontaxable. The Company also does not intend to sell its interests in its associates and joint ventures. Therefore, management considered that it is probable that the temporary differences will not be reversed in the foreseeable future. Determination of the amount of unrecognized deferred tax liabilities is not practicable.

8.	Property, plant and equipment

	Computers and servers	Motor vehicles	Furniture and fixtures	Leasehold improvements	Total
	RMB	RMB	RMB	RMB	RMB
Cost:
At January 1, 2014	68,228,912	40,695,997	1,643,094	32,826,302	143,394,305
Additions	26,176,338	48,962,697	4,490,997	10,712,816	90,342,848
Disposals	(2,281,296)	(2,286,295)	(41,064)	(1,132,484)	(5,741,139)
Acquisition of subsidiaries	28,786	661,703	1,398,957	—	2,089,446

At December 31, 2014	92,152,740	88,034,102	7,491,984	42,406,634	230,085,460
Additions	33,982,526	111,711,918	637,650	42,602,948	188,935,042
Disposals and transfer out	(4,279,215)	(161,005,457)	(317,301)	(811,598)	(166,413,571)
Acquisition of subsidiaries	18,403	37,168	197,727	542,642	795,940

At December 31, 2015	121,874,454	38,777,731	8,010,060	84,740,626	253,402,871

Accumulated depreciation:
At January 1, 2014	37,667,380	13,259,411	988,030	16,643,031	68,557,852
Charge for the year	15,298,845	10,027,470	696,226	12,295,880	38,318,421
Disposals	(2,190,969)	(1,315,928)	(36,066)	(1,125,850)	(4,668,813)

At December 31, 2014	50,775,256	21,970,953	1,648,190	27,813,061	102,207,460
Charge for the year	18,161,173	23,318,311	1,372,780	12,606,599	55,458,863
Disposals and transfer out	(3,965,011)	(23,923,150)	(47,667)	(259,882)	(28,195,710)

At December 31, 2015	64,971,418	21,366,114	2,973,303	40,159,778	129,470,613

Net book value:
At December 31, 2015	56,903,036	17,411,617	5,036,757	44,580,848	123,932,258

At December 31, 2014	41,377,484	66,063,149	5,843,794	14,593,573	127,878,000

As of December 31, 2015 and 2014, the gross carrying amount of fully depreciated property, plant and equipment that were still in use were RMB55,555,588 and RMB29,672,999, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

9.	Intangible assets

	Purchased software	Digital Sales Assistant system	Trademark and lifetime membership	Domain names	Contract backlog	Customer relationships	Brand name	Business Cooperation	Others	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Cost:
At January 1, 2014	13,372,564	25,430,000	8,989,508	9,399,230	—	—	—	—	18,145	57,209,447
Additions	2,562,042	—	1,415,094	4,361,129	—	—	—	—	1,500	8,339,765
Disposals and retirements	—	—	—	(660,184)	—	—	—	—	(2,453)	(662,637)
Acquisition of subsidiaries	2,813,393	—	—	—	27,280,000	180,610,000	3,630,000	—	—	214,333,393

At December 31, 2014	18,747,999	25,430,000	10,404,602	13,100,175	27,280,000	180,610,000	3,630,000	—	17,192	279,219,968
Additions	7,450,268	—	—	415,000	—	—	—	3,227,319,200	—	3,235,184,468
Disposals and retirements	—	—	—	—	(27,280,000)	—	—	—	—	(27,280,000)

At December 31, 2015	26,198,267	25,430,000	10,404,602	13,515,175	—	180,610,000	3,630,000	3,227,319,200	17,192	3,487,124,436

Amortization:
At January 1, 2014	8,055,490	5,297,917	—	1,708,170	—	—	—	—	389	15,061,966
Amortization	2,283,683	2,543,000	—	1,117,798	8,291,691	6,661,659	59,508	—	509	20,957,848
Disposals and retirements	—	—	—	(956)	—	—	—	—	(74)	(1,030)

At December 31, 2014	10,339,173	7,840,917	—	2,825,012	8,291,691	6,661,659	59,508	—	824	36,018,784
Amortization	3,037,802	2,543,000	—	1,341,143	18,988,309	18,895,524	238,032	469,754,239	463	514,798,512
Disposals and retirements	—	—	—	—	(27,280,000)	—	—	—	—	(27,280,000)

At December 31, 2015	13,376,975	10,383,917	—	4,166,155	—	25,557,183	297,540	469,754,239	1,287	523,537,296

Impairment:
At January 1, 2015	—	—	—	—	—	—	—	—	—	—
Charge for the year	—	—	—	—	—	—	—	238,582,079	—	238,582,079

At December 31, 2015	—	—	—	—	—	—	—	238,582,079	—	238,582,079

Net book value:
At December 31, 2015	12,821,292	15,046,083	10,404,602	9,349,020	—	155,052,817	3,332,460	2,518,982,882	15,905	2,725,005,061

At December 31, 2014	8,408,826	17,589,083	10,404,602	10,275,163	18,988,309	173,948,341	3,570,492	—	16,368	243,201,184

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

9.	Intangible assets (continued)

As of December 31, 2015 and 2014, the gross carrying amount of fully amortized intangible assets that were still in use were RMB4,887,791 and RMB3,082,575, respectively.

The addition in domain names in 2014 was mainly due to the purchase consideration paid to third parties to acquire the “huimaiche.com” and “diandong.com” domain names.

The addition in intangible assets in 2015 was mainly business cooperation with JD. The impairment of business cooperation mainly related to resources to be provided through the channel of Paipai.com, as the Paipai.com business has been terminated by JD. Further details are set out in Note 3.

Management determined the trademark and lifetime membership would have an indefinite useful life as the assets may be used indefinitely without significant costs of renewal.

10.	Goodwill

RMB
At January 1, 2014	38,992,640
Acquisition of subsidiaries (Note 3)	148,441,716

At December 31, 2014	187,434,356
Foreign exchange reserve	72,753

At December 31, 2015	187,507,109

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

11.	Impairment testing of goodwill and intangible assets with indefinite lives

As disclosed in Note 2.2, the lowest level within the Group at which goodwill is monitored for internal management purposes is the business segment level. Therefore, goodwill impairment was tested at the business segment level as of December 31, 2015.

Intangible assets with indefinite lives are mainly lifetime memberships and trademark. They do not generate cash inflows independently of other assets or groups of assets and their carrying amount cannot be allocated on a reasonable and consistent basis to the individual cash-generating units under review. The lifetime memberships and trademark qualify as corporate assets and are allocated to the Group for impairment testing.

	December 31, 2014
	Corporate assets	EP platform business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB
Goodwill	—	186,260,934	1,173,422	187,434,356
Lifetime membership	4,746,480	—	—	4,746,480
Trademark with indefinite useful lives	5,658,122	—	—	5,658,122

	December 31, 2015
	Corporate assets	EP platform business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB
Goodwill	—	186,260,934	1,246,175	187,507,109
Lifetime membership	4,746,480	—	—	4,746,480
Trademark with indefinite useful lives	5,658,122	—	—	5,658,122

The Group performed annual impairment tests as of December 31, 2014 and 2015 to assess the cash-generating units’ respective recoverable amounts. Management concluded that there was no impairment as the recoverable amounts of the cash generating units exceeded their carrying amounts.

The recoverable amount of each CGU was determined based on a value in use calculation using cash flow projections based on financial budgets covering a five-year period approved by senior management. The discount rates applied to the cash flow projections was 20% and cash flows beyond the five-year period are extrapolated using growth rates of 3%.

Key assumptions were used in the value in use calculation of each CGU as of December 31, 2014 and 2015. The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill:

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

There is no reasonable change to above key assumptions that would lead to an impairment charge as of December 31, 2014 and 2015.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

12.	Trade receivables

	2014	2015
	RMB	RMB
Trade receivables	1,381,072,766	1,946,230,700
Less: Provision for bad debts	(37,699,159)	(46,441,300)

	1,343,373,607	1,899,789,400

Trade receivables are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 180 days for certain qualifying long-term customers who have met specific credit requirements.

For the advertising agent services the Group provides, the Group acts as an agent in placing automaker customers’ advertisements on the websites of media vendors in the PRC. The Group receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. For the advertising services the Group provides, the Group acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. For the advertising agent services and advertising services provided, the Group enters into publishing schedule agreements with its automaker and automobile dealer customers; and related advertising agreements with media vendors who are then obligated to place the advertisements according to the Group’s customers’ publishing schedule agreements. Therefore, the Group records trade receivables from its customers and accounts payable to media vendors on a gross basis. Gross billings include the gross value of advertisements placed by the Group’s customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2015 was RMB5,387,983,773 (2014: RMB3,452,944,416).

As of December 31, 2015, trade receivables at carrying value of RMB46,441,300 (2014: RMB37,699,159) were impaired and fully provided for. Movements in the provision for individually impaired trade receivables were as follows:

Individually impaired
RMB
At January 1, 2014	23,802,281
Charge for the year	13,896,878

At December 31, 2014	37,699,159
Charge for the year	8,930,719
Write off	(188,578)

At December 31, 2015	46,441,300

As of December 31, the ageing analysis of trade receivables was as follows:

			Past due but not impaired
	Total	Neither past due nor impaired	<90 days	90-180 days	>180 days
	RMB	RMB	RMB	RMB	RMB
2015	1,899,789,400	568,948,982	725,063,378	221,679,643	384,097,397
2014	1,343,373,607	493,879,519	488,234,804	164,891,454	196,367,830

There is no objective evidence that would lead to an impairment charge for the trade receivables past due but not impaired as of December 31, 2014 and 2015.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

13.	Prepayments and other receivables

	2014	2015
	RMB	RMB
Advances to suppliers	19,217,749	29,896,057
Prepaid expenses	8,559,087	8,751,561
Deposits	27,012,110	81,700,479
Staff advances	13,656,469	20,601,543
Tax refund receivables including value added taxes	70,572,246	148,827,020
Others	7,834,755	42,987,955

	146,852,416	332,764,615

Prepayments and other receivables are unsecured, interest-free and have no fixed terms of repayment.

14.	Time deposits and restricted cash

	2014	2015
	RMB	RMB
Time deposits	61,190,000	100,000,000

Time deposits are made for varying periods of between three months and one year, and earns interest at the respective short-term deposit rates.

	2014	2015
	RMB	RMB
Restricted cash	—	350,654,400

Restricted cash is mainly restricted bank deposits collateralized for short-term bank borrowings.

15.	Cash and cash equivalents

	2014	2015
	RMB	RMB
Cash at bank and on hand	1,221,472,624	2,940,874,390

Cash at bank earns interest at floating rates based on daily bank deposit rates. Approximately RMB1,498,442,081 (2014: RMB643,309,532) of the total balance of the Group’s cash and cash equivalents was denominated in the RMB. The remaining was mainly denominated in the US$.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

16.	Issued capital, share premium and treasury shares

Authorized shares	2014	2015
Ordinary shares of US$0.00004 each	1,250,000,000.0	1,250,000,000.0

Ordinary shares issued and fully paid	Number of shares	RMB
At January 1, 2013	41,640,890.0	11,696

Issuance of ordinary shares in connection with the future exercise of share options	500,000.0	123
Issuance of ordinary shares to public	1,264,855.0	309

At December 31, 2013	43,405,745.0	12,128

Issuance of ordinary shares in connection with the future exercise of share options	2,170,000.0	534

At December 31, 2014	45,575,745.0	12,662

Issuance of ordinary shares to JD and Tencent	17,735,549.0	4,346

At December 31, 2015	63,311,294.0	17,008

Share premium		RMB
At January 1, 2013		2,409,156,049

Share options exercised for the year 2013		21,886,238
Issuance of ordinary shares to public		219,300,260

At December 31, 2013		2,650,342,547
Share options exercised for the year 2014		46,411,436

At December 31, 2014		2,696,753,983
Share options exercised for the year 2015		43,243,535
Issuance of ordinary shares to JD and Tencent		6,355,196,652

At December 31, 2015		9,095,194,170

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

16.	Issued capital, share premium and treasury shares (continued)

Treasury shares	Number of shares	RMB
At January 1, 2013	1,908,180.0	62,727,907
Repurchase of ordinary shares	3.5	—

At December 31, 2013	1,908,183.5	62,727,907
Share options exercised for the year 2014	(4,518.0)	(148,507)

At December 31, 2014	1,903,665.5	62,579,400
Share options exercised for the year 2015	(179,168.0)	(5,889,252)

At December 31, 2015	1,724,497.5	56,690,148

On August 12, 2011, the Board of Directors approved an ordinary share repurchase program, which authorized the Company’s management to repurchase up to US$10,000,000 of the Company’s American Depositary Shares (“ADSs”) within 12 months from approval date. Each ADS represents one ordinary share of the Company. Pursuant to the ordinary share repurchase program, the Company repurchased a total of 1,908,180.0 ADSs.

On May 27, 2013, the Company issued 500,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2015, all of the 500,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

The Company issued a total of 1,264,855.0 ordinary shares upon completion of its follow-on public offering on December 11, 2013. The proceeds from the offering net of issuance costs amounted to RMB219,300,569.

On March 6, 2014, the Company issued 650,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2015, all of the 650,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

On August 12, 2014, the Company issued 630,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2015, 293,720.0 ordinary shares out of the 630,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

On September 15, 2014, the Company issued 890,000.0 ordinary shares to its depositary for future delivery to employees upon exercise of vested stock options. As of December 31, 2015, nil of the 890,000.0 ordinary shares have been issued to the employees upon exercise of their stock options.

On February 16, 2015, the Company issued 15,689,443.0 and 2,046,106.0 ordinary shares to JD and Tencent for the equity transaction mentioned in Note 3.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

The following reflects the profit and share data used in the basic and diluted earnings per share computations:

	2013	2014	2015
	RMB	RMB	RMB
Basic earnings attributable to ordinary shareholders	241,228,181	485,190,724	(424,351,291)

Diluted earnings attributable to ordinary shareholders	241,228,181	485,190,724	(424,351,291)

	2013	2014	2015
Weighted average number of shares
Ordinary shares outstanding as of January 1,	39,432,710.0	41,327,366.0	42,285,844.0
Weighted average number of ordinary shares repurchased during the year	(2.0)	—	—
Weighted average number of ordinary shares issued during the year	291,797.0	435,412.0	15,856,588.0

Weighted average number of ordinary shares outstanding for the year for basic earnings	39,724,505.0	41,762,778.0	58,142,432.0
Dilutive effect of share based compensation	2,272,618.0	2,813,404.0	—

Weighted average number of ordinary shares adjusted for the effect of dilution	41,997,123.0	44,576,182.0	58,142,432.0

The following weighted average number of shares result from instruments that could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are anti-dilutive or nil for the years presented:

	2013	2014	2015
Weighted average number of shares
Equity settled share based compensation	299,479.0	123,764.0	2,736
Over-allotment option	29,445.0	—	—

Total	328,924.0	123,764.0	2,736

The over-allotment option expired unexercised on January 6, 2014 and will have no potential dilutive effect in the future. The convertible preference shares (Note19.3) issued in 2015 by Yixin Capital Limited, a subsidiary of the Group, could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are anti-dilutive for the year ended December 31, 2015. There have been no other significant transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of approval of these consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Share-based payments

The expenses recognized for employee services received during the years are shown in the following table:

	2013	2014	2015
	RMB	RMB	RMB
Expense arising from employee stock incentive plan	19,386,459	57,103,866	120,044,603

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

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

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

On August 7, 2013, the Company granted 400,000 RSUs with graded vesting terms to a senior executive under the 2012 Plan. The grant of RSUs may only vest if the total revenues of the Group in any fiscal year from 2013 to 2016 equal or exceed 125% of the total revenues of the Group for the immediately preceding fiscal year. In the event that the total revenues of the Group in any fiscal year from 2013 to 2016 are lower than 125% of the total revenues for the immediately preceding fiscal year, the senior executive shall not be eligible to receive such performance-based RSUs to that year on August 7 of the following fiscal year. The first 30% and second 30% of the RSUs vested on August 7, 2014 and August 7, 2015, respectively. The third 20% of the RSUs would vest on August 7, 2016. If the revenue performance targets were achieved for the fiscal year of 2016, the remaining 20% of the RSUs would vest on August 7, 2017.

Based on its evaluation of the Group’s current performance against financial budgets covering a four-year period, management concludes that it is probable that the revenue performance targets above will be achieved.

On October 1, 2013, December 25, 2013, November 20, 2014 and March 5, 2015, the Company granted 40,000 RSUs, 100,000 RSUs, 32,500 RSUs and 30,000 RSUs with graded vesting terms to employees under the 2012 Plan, respectively. Pursuant to the RSUs Award Agreement, every 25% of the award shall vest on the anniversary date of the grant date each year within four years of the award.

On October 21, 2014 and November 12, 2014, the Company granted 115,000 and 1,500 RSUs to employees under the 2012 Plan, respectively. Pursuant to the RSUs Award Agreement, the grant of RSUs would vest on March 16, 2015 if the employees’ key performance indicators were achieved.

On November 20, 2014, the Company granted 12,000 RSUs to employees under the 2012 Plan. Pursuant to the RSUs Award Agreement, 33%, 33% and 34% of the award shall vest on the anniversary date of the grant date each year within three years of the award.

On February 17, 2015, the Company granted 7,500 RSUs to employees with graded vesting terms under the 2012 Plan. Pursuant to the RSUs Award Agreement, every 2,500 RSUs of the award shall vest on the anniversary date of November 14, 2015 each year within three years of the award.

On April 21, 2015 and August 20, 2015, the Company granted 232,500 and 40,000 RSUs to employees under the 2012 Plan, respectively. Pursuant to the RSUs Award Agreement, the grant of RSUs would vest on August 20, 2015 and March 16, 2016 if the employees’ key performance indicators were achieved.

Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Share-based payments (continued)

The following share options were outstanding under the 2006 and 2010 Plans during the year:

	2014	2014	2015	2015
	Number of shares	Weighted average exercise prices US$/Share	Number of shares	Weighted average exercise prices US$/Share
Outstanding at January 1	3,041,011.0	4.92	2,078,506.0	4.90
Granted during the year	—	—	—	—
Exercised during the year	(927,505.0)	4.95	(218,559.0)	4.88
Forfeited during the year	(35,000.0)	4.91	(17,500.0)	4.03

Outstanding at December 31	2,078,506.0	4.90	1,842,447.0	4.92

Exercisable at December 31	1,593,506.0	5.17	1,613,697.0	5.04

The weighted average remaining contractual life for the options outstanding as of December 31, 2015 was 5.02 years (2014: 6.03 years). The Group’s weighted average share price was US$45.60 in 2015 (2014: US$55.66).

The estimate of the fair values of the options granted on February 8, 2010, December 28, 2010 and August 7, 2012 was measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the 2006 and 2010 Plans on the date of grant and weighted-average fair value per option granted:

	February 8, 2010		December 28, 2010				August 7, 2012
			Vesting period of 3 years		Vesting period of 4 years
Fair value per share	US$	3.02	US$	10.16	US$	10.16	US$	4.20
Exercise price	US$	3.20	US$	10.20	US$	10.20	US$	4.03
Risk-free interest rate		3.62%		3.58%		3.58%		1.72%
Dividend yield		0.00%		0.00%		0.00%		0.00%
Weighted-average fair value per option granted	US$	3.60	US$	5.08	US$	5.36	US$	2.34
Expected volatility		60%		69%		69%		53%
Expected terms		10 years		10 years		10 years		10 years

Since the Group did not have a trading history for its ordinary shares sufficient to calculate its own historical volatility, the volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies, for the period before valuation date and with similar span as time to expiration.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

18.	Share-based payments (continued)

The following RSUs were outstanding under the 2012 Plan during the year:

	2014	2015
	Number of RSUs	Number of RSUs
Outstanding at January 1	540,000.0	657,877.0
Granted during the year	161,000.0	310,000.0
Vested and sold during the year	(30,973.0)	(120,568.0)
Forfeited during the year	(12,150.0)	(52,775.0)

Outstanding at December 31	657,877.0	794,534.0

Vested at December 31	121,402.0	293,119.0

The share-based payment expense recognized associated with the RSUs amounted to RMB52,118,794 and RMB118,608,778 for the year ended December 31, 2014 and 2015. The fair value of services received in return for RSUs granted on August 7, 2013, October 1, 2013, December 25, 2013, October 21, 2014, November 12, 2014, November 20, 2014, February 17, 2015, March 5, 2015, April 21, 2015 and August 20, 2015 was measured by reference to the fair value of the RSUs granted, which was based on the closing price of the Company’s publicly traded ordinary shares of the grant date. The following table lists weighted-average fair value per RSU for the 2012 Plan on the date of grant:

2012 Plan
Grant date	Weighted-average fair value per RSU granted
August 7, 2013	US$	12.00
October 1, 2013	US$	17.95
December 25, 2013	US$	29.01
October 21, 2014	US$	81.06
November 12, 2014	US$	79.32
November 20, 2014	US$	87.60
February 17, 2015	US$	62.36
March 5, 2015	US$	73.46
April 21, 2015	US$	56.26
August 20, 2015	US$	24.96

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities

19.1 Other financial assets

The reconciliation of the carrying values of other financial assets as of December 31, 2014 and 2015 is as follows:

	2014	2015
	RMB	RMB
Financial assets at fair value through profit or loss
Opening balance	—	—
Additions	—	631,023,325
Changes in fair value of financial assets	—	13,357,408
Foreign exchange reserve	—	25,767,381

Closing balance	—	670,148,114

Available-for-sale financial assets
Opening balance	32,887,895	69,541,208
Additions	30,595,000	370,298,881
Total gain recognized in other comprehensive income	5,975,938	130,290,750
Foreign exchange reserve	82,375	18,774,231

Closing balance	69,541,208	588,905,070

The total gain from deemed disposal of equity investments for the year ended December 31, 2015 was RMB141,194,852 (2014: nil).

The available-for-sale financial assets and financial assets at fair value through profit or loss are investments made by the Group in form of preference shares or in-substance preference shares issued by private companies. Management with the assistance of its independent appraiser estimated the fair value of available-for-sale financial assets and financial assets at fair value through profit or loss as of December 31, 2014 and December 31, 2015 using the backsolve method or discounted cash flow (“DCF”) method. The backsolve valuation model requires management to make certain assumptions about inputs such as expected volatility and probability of IPO with consideration of the rights and preferences of each class of equity. The DCF method requires management to make certain assumptions about the model inputs such as net cash flows with consideration of the operation performance and business development.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities (continued)

19.1 Other financial assets (continued)

As the fair value of other financial assets recorded in the consolidated statements of financial position cannot be derived from an active market, they are determined using valuation techniques with the major inputs used in the model as follows.

Any changes in the major inputs into the model will result in changes in the fair value of the other financial assets.

	Valuation Technique	Significant unobservable inputs	Increase /decrease In the inputs	Sensitivity of the input to fair value
				2014	2015
				RMB	RMB
Available-for-sale financial assets	Backsolve method	Expected volatility	-5.00%	(2,159,462)	(9,645,980)
			+5.00%	2,172,257	10,473,752
	Backsolve method	Probability of IPO	-5.00%	(5,785,747)	(18,900,734)
			+5.00%	5,887,028	19,891,909
	DCF	Net Cash Flow	-5.00%	—	(25,807,531)
			+5.00%	—	26,024,871
Financial assets at fair value through profit or loss	Backsolve method	Expected volatility	-5.00%	—	4,351,416
			+5.00%	—	(4,603,486)
	Backsolve method	Probability of IPO	-5.00%	—	4,212,178
			+5.00%	—	(5,044,067)
	DCF	Net Cash Flow	-5.00%	—	(12,736,441)
			+5.00%	—	12,975,864

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities (continued)

19.2 Other financial liabilities

As part of the purchase agreement with selling shareholders of Target Net signed in July 2014, a portion of the consideration was determined to be contingent, based on the performance of the acquired entity. It is measured at fair value through profit or loss.

As part of the purchase agreement with selling shareholders of Beijing Runlin signed in September 2014, a portion of the consideration was determined to be contingent, based on the performance of the acquired entity. It is measured at fair value through profit or loss.

The reconciliation of the carrying values of other financial liabilities as of December 31, 2015 is as follows:

	2014	2015
	RMB	RMB
Financial liabilities at fair value through profit or loss
Opening balance	—	63,864,731
Initial fair value of the contingent consideration-Target Net	45,525,600	—
Initial fair value of the contingent consideration-Beijing Runlin	15,683,604	—
Payment of the contingent consideration-Target Net	—	(20,000,000)
Adjustment of contingent consideration-Beijing Runlin	—	(17,419,234)
Unrealized fair value changes recognized in profit or loss	2,655,527	3,554,503

Closing balance	63,864,731	30,000,000

The fair value of contingent consideration of Target Net is based primarily on the 2015 revenue growth rate, which has been estimated using a Monte Carlo model. In 2015, the Group paid out RMB20,000,000 contingent consideration based on operation results of Target Net for the year, and the remaining contingent consideration was remeasured to RMB30,000,000 as of December 31, 2015.

The fair value of contingent consideration of Beijing Runlin as of December 31, 2014 is based primarily on the revenue growth rate and net profit ratio from financial year 2015 to 2017, which has been estimated using a Monte Carlo model. In 2015, the Group remeasured the contingent consideration to nil based on operation results of Beijing Runlin for the year and expected operation results for the following two years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities (continued)

19.3 Convertible preference shares

On February 16, 2015, Yixin Capital Limited, a subsidiary of the Group, issued Series A convertible preference shares to certain third party investors. The convertible preference shares contain conversion features and redemption features that are embedded derivatives. Given the embedded derivatives significantly modifies the cash flows that otherwise would be required by the agreement, the Group designates the convertible preference shares in their entirety as financial liabilities at fair value through profit or loss on initial recognition.

The details listed as follows:

	2014	2015
	RMB	RMB
Series A convertible preference shares at fair value
Opening balance	—	—
Convertible preference shares issued on February 16, 2015	—	1,583,907,050
Changes in fair value of convertible preference shares	—	44,975,276
Foreign exchange reserve	—	96,603,560

Closing balance	—	1,725,485,886

Management with the assistance of its independent appraiser estimated the fair value of convertible preference shares as of December 31, 2015 using the DCF method. The DCF valuation model requires management to make certain assumptions about inputs such as net cash flows with consideration of the operation performance and business development.

Any changes in the major inputs into the model will result in changes in the fair value of the convertible preference shares.

Valuation Technique	Significant unobservable inputs	Increase/decrease In the inputs	Sensitivity of the input to fair value
			RMB
DCF	Net Cash Flow	-5.00%	(36,084,935)
		+5.00%	35,636,877

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities (continued)

19.4 Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments:

	December 31, 2014		December 31, 2015
	Carrying amount	Fair Value	Carrying amount	Fair Value
	RMB	RMB	RMB	RMB
Financial assets
Trade receivables	1,343,373,607	1,343,373,607	1,899,789,400	1,899,789,400
Bills receivables	104,716,846	104,716,846	147,660,156	147,660,156
Other receivables and due from related parties	158,010,579	158,010,579	1,953,249,357	1,953,249,357
Cash, cash equivalents, time deposits and restricted cash	1,282,662,624	1,282,662,624	3,391,528,790	3,391,528,790
Financial assets at fair value through profit or loss	—	—	670,148,114	670,148,114
Available-for-sale financial assets	69,541,208	69,541,208	588,905,070	588,905,070

Total	2,958,304,864	2,958,304,864	8,651,280,887	8,651,280,887

Financial liabilities
Trade payables	589,152,700	589,152,700	987,424,361	987,424,361
Other payables (excluding contingent considerations), other non-current liabilities and due to related parties	108,219,580	108,219,580	168,140,780	168,140,780
Interest-bearing borrowings	—	—	361,084,116	361,084,116
Contingent considerations	63,864,731	63,864,731	30,000,000	30,000,000
Convertible preference shares	—	—	1,725,485,886	1,725,485,886

Total	761,237,011	761,237,011	3,272,135,143	3,272,135,143

The fair values of the financial assets and liabilities are included at the amounts at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

The fair value of cash and cash equivalents, time deposits, restricted cash, trade receivables, bills receivables, other receivables, trade payables, other payables, interest-bearing borrowings and due to related parties, approximate their carrying amounts largely due to the short-term maturity of these instruments.

The fair value of financial assets at fair value through profit or loss, available-for-sale financial assets, contingent considerations and convertible preference shares are estimated using appropriate valuation techniques, which are all at Level 3 of the hierarchy carried in the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

19.	Other financial assets and financial liabilities (continued)

19.4 Fair values (continued)

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

As of December 31, 2014 and 2015, the Group held the following financial instruments carried at fair value in the consolidated statement of financial position:

	December 31, 2014
	Level 1	Level 2	Level 3
	RMB	RMB	RMB
Available-for-sale financial assets	—	—	69,541,208
Contingent considerations	—	—	(63,864,731)

	—	—	5,676,477

	December 31, 2015
	Level 1	Level 2	Level 3
	RMB	RMB	RMB
Financial assets at fair value through profit or loss	—	—	670,148,114
Available-for-sale financial assets	—	—	588,905,070
Contingent considerations	—	—	(30,000,000)
Convertible preference shares	—	—	(1,725,485,886)

	—	—	(496,432,702)

For the year ended December 31, 2014 and 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

20.	Trade payables

	2014	2015
	RMB	RMB
Trade payables	589,152,700	987,424,361

Trade payables are non-interest bearing and are normally settled under the terms of 120 to 150 days.

21.	Other payables and accruals

	2014	2015
	RMB	RMB
Accrued payroll	84,742,322	129,270,846
Accrued expenses	30,370,061	36,668,494
Advances from customers	326,108,749	637,914,197
Other payables	129,260,657	122,098,721
Other tax payables	146,535,285	177,618,688
Deferred revenue	—	43,364,971
Interest payable	—	1,468,927

	717,017,074	1,148,404,844

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers, are amounts received from dealer subscription and listing customers prior to revenue recognition amounting to RMB309,949,685 and RMB578,757,726, as of December 31, 2014 and 2015, respectively.

22.	Interest-bearing borrowings

During 2015, the Group entered into revolving line of credit agreements with some commercial banks located in China. The total revolving line of credit was RMB480,000,000 and available within one year since the respective agreement date. Amounts drawn down as at December 31, 2015 was RMB361,084,116, bearing fixed interest rates ranging from 3.90% to 4.60% per annum. There are no commitment fees associated with the unused portion of the line of credit. The major revolving line of credit is guaranteed by Bitauto Hong Kong Limited.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

23.	Finance lease receivables

The Group provides automobile financial leasing services on its online automotive financial platform. Below table represents the detail information of finance lease receivables:

	2014	2015
	RMB	RMB
Finance lease receivables:
- Finance leases - gross receivables	—	1,306,165,276
- Unearned finance income	—	(234,925,668)

	—	1,071,239,608

Gross receivables from finance lease
Within one year	—	547,995,157
After one year but not more than five years	—	758,170,119
Later than five years	—	—

	—	1,306,165,276

Net receivables from finance lease
Within one year	—	410,741,837
After one year but not more than five years	—	660,497,771
Later than five years	—	—

Total	—	1,071,239,608

The finance lease receivables within one year are included in other current assets. The finance lease receivables over one year are included in other non-current assets.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

24.	Related party disclosures

The following table summarizes the related party transactions for years ended December 31, 2013, 2014 and 2015:

	2013	2014	2015
	RMB	RMB	RMB
Services purchased from entities with common shareholders of the Company	1,615,094	1,135,696	3,607,715

	1,615,094	1,135,696	3,607,715

Services purchased from an entity with common key management personnel of the Group	—	1,324,648	—

	—	1,324,648	—

Services purchased from subsidiaries of shareholder of the Company	—	—	35,050,809

	—	—	35,050,809

Services purchased from equity investees on which the investments are accounted for using equity method
- Beijing Xinchuang Interactive Advertising Company Limited	—	—	9,981,530
- Target Net (Beijing) Technology Company Limited	8,227,359	7,454,088	—
- Shanghai Eclicks Network Co., Ltd. (“Eclicks”)	—	7,547,170	—

	8,227,359	15,001,258	9,981,530

Services purchased from preference shares equity investees that the Group have significant influence
- Eclicks	—	—	69,641,500
- Others	—	—	1,198,419

	—	—	70,839,919

In 2015, the Group made purchases from subsidiaries of JD, an ordinary shareholder of the Company, in a total amount of RMB35,050,809 for marketing activities.

In 2015, the Group purchased advertising services from Eclicks in a total amount of RMB69,641,500.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

24.	Related party disclosures (continued)

	2013	2014	2015
	RMB	RMB	RMB
Services provided to an entity with common key management personnel of the Group	—	128,585	—

	—	128,585	—

Services provided to equity investees on which the investments are accounted for using equity method
- Beijing Xinchuang Interactive Advertising Company Limited (“BXIA”)	—	64,887,484	81,423,073
- Target Net (Beijing) Technology Company Ltd.	—	7,567,847	—
- Others	—	104,937	64,875

	—	72,560,268	81,487,948

Services provided to preference shares equity investees that the Group have significant influence
- Chetuan E-Commerce Ltd. (“Chetuan”)	—	—	153,841,986
- TTP CAR INC. (“TTP”)	—	—	10,020,350
- Others	—	—	1,949,015

	—	—	165,811,351

In 2015, the Group provided advertising services to BXIA and TTP amounting to RMB81,423,073 and RMB10,020,350, respectively.

In 2015, the Group provided automobile transaction services to Chetuan for a total amount of RMB153,841,986. Among the above transaction services, the aggregate principal amount of financial leasing services provided to Chetuan is RMB2,079,678,110.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

24.	Related party disclosures (continued)

The following table summarizes the related party balances as of December 31, 2014 and 2015:

	2014	2015
	RMB	RMB
Amounts due from entities with common shareholders of the Company	3,412,167	—
Amounts due from an entity with common key management personnel of the Group	1,306,780	—
Amounts due from equity investees on which the investments are accounted for using equity method	34,216,052	66,316,908
Amounts due from preference shares equity investees that the Group have significant influence	—	1,592,815,452

Total amounts due from related parties	38,934,999	1,659,132,360

	2014	2015
	RMB	RMB
Amounts due to entities with common shareholders of the Company	500,000	103,000
Amounts due to equity investees on which the investments are accounted for using equity method	4,000,000	600,000
Amounts due to preference shares equity investees that the Group have significant influence	—	50,977,825

Total amounts due to related parties	4,500,000	51,680,825

For the year ended December 31, 2014 and 2015, the Group did not make any provision for doubtful debts relating to amounts owed by related parties. The assessment of doubtful debt provision is undertaken each financial year through examining the financial position of the relevant related parties and the market in which the related parties operate.

Compensation of key management personnel of the Group

	2013	2014	2015
	RMB	RMB	RMB
Wages and salaries	6,289,700	6,604,185	7,832,250
Employment benefits	284,677	284,330	422,200
Share-based payments	12,107,152	15,766,658	7,276,896

Total compensation paid to key management personnel	18,681,529	22,655,173	15,531,346

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

25.	Commitments and contingencies

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

Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases. The terms of the leases do not contain rent escalation or contingent rents. Future minimum lease payments under non-cancelable operating leases as of December 31 are as follows:

	2014	2015
	RMB	RMB
Within one year	59,679,645	104,067,454
After one year but not more than five years	137,713,941	181,393,423
Later than five years	8,283,090	3,888,045

	205,676,676	289,348,922

Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

26.	Financial risk management objectives and policies

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

The Group’s earnings are affected by changes in interest rates due to the impact of such changes on interest income and interest expense from interest-bearing financial assets and liabilities. The Group’s interest-bearing financial assets comprised primarily of cash deposits at floating rates based on Hong Kong Interbank Offered Rate and People’s Bank of China daily bank deposit rates. For the year ended December 31, 2015, the interest income from cash deposits was approximately RMB24,980,457 (2014: RMB13,606,952; 2013: RMB8,111,431). The weighted average interest rate on the Group’s cash deposits is 1.07% for the year ended December 31, 2015 (2014: 1.14%; 2013: 0.95%). The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB16,957,644, respectively, based on the cash, cash equivalents and time deposits balance as of December 31, 2015 (2014: RMB6,413,313).

Borrowings carry at floating rates expose the Group to cash flow interest-rate risk whereas those carry at fixed rates expose the Group to fair value interest-rate risk. The Group’s interest-bearing financial liabilities comprised primarily of borrowings from bank at fixed rates which do not expose the Group to cash flow interest rate risk. The interest expense incurred for the year ended December 31, 2015 was RMB4,525,236 (2014: nil; 2013: nil).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

26.	Financial risk management objectives and policies (continued)

(ii)	Foreign currency risk

The Group’s presentation currency is RMB. The functional currency of the Company and Bitauto HK is US$, while the functional currency of the PRC subsidiaries and SEs is RMB. The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and time deposits denominated in the US$.

The following table demonstrates the sensitivity to a reasonably possible change in the RMB/US$ exchange rate, with all other variables held constant, of the Group’s profit. The impact on the Group’s equity is due to the foreign currency exchange differences.

	Increase/decrease in US$ rate	Effect on profit	Effect on profit	Effect on equity	Effect on equity
		US$	RMB	US$	RMB
2015	+5.00%	1,302,235	8,879,002	11,846,357	80,771,782
	-5.00%	(1,439,312)	(8,879,002)	(13,093,342)	(80,771,782)
2014	+5.00%	1,738,964	11,172,754	3,236,166	20,792,203
	-5.00%	(1,922,012)	(11,172,754)	(3,576,815)	(20,792,203)

(iii)	Liquidity risk

The Group’s exposure to liquidity risk is the amounts recognized as financial liabilities (Note 19). The current financial liabilities are amounting to RMB1,522,288,023 for the year ended December 31, 2015 (2014: RMB722,913,357), and non-current financial liabilities excluding convertible preference shares are amounting to RMB24,361,234 for the year ended December 31, 2015 (2014: RMB38,323,654). As of December 31, 2015, convertible preference shares were classified as non-current financial liabilities because the Group believes that it does not have obligation to settle the liability within 12 months after the end of the reporting period. There is no material net liquidity risk due to cash and cash equivalents balances amounting to RMB1,221,472,624 and RMB2,940,874,390 as of December 31, 2014 and 2015, respectively.

(iv)	Credit risk

A majority of the customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis via the Group’s management reporting procedures. The Group provides longer payment terms, ranging from 120 to 180 days to particular automaker customers after applying strict credit requirements based on the Group’s credit policy. These automaker customers, which comprise approximately 41.6% of total receivables as of December 31, 2015 (2014: approximately 48.7%), are major, long-standing customers and are mostly joint venture entities between PRC state-owned enterprises and international automakers. The related PRC state-owned enterprises have access to funds from the PRC government and thus do not represent substantial credit risks. However, with their influence in the automotive industry in the PRC, these customers are able to demand longer payment terms from their suppliers, such as the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

26.	Financial risk management objectives and policies (continued)

(iv)	Credit risk (continued)

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury in accordance with the Group’s policy. As of December 31, 2014 and 2015, substantially all of the Group’s cash and cash equivalents and time deposits were held by various reputable Chinese major financial institutions located in the PRC and Hong Kong. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, the PRC promulgated a new Bankruptcy Law in August 2006 that has come into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since the PRC’s accession to the World Trade Organization, foreign banks have been gradually permitted to operate in the PRC and have been significant competitors against Chinese banks in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy of those Chinese banks in which the Group has deposits has increased. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. Since the global financial crisis began during the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, it may be unlikely to claim its deposits or investments back in full. The Group maintains its deposits across a diversified portfolio of financial institutions and continues to monitor the financial strength of these financial institutions. The Group’s maximum exposure to credit risk for the components of the consolidated statement of financial position as of December 31, 2014 and 2015 is the carrying amounts as illustrated in Note 19. The Group’s maximum exposure for financial instruments is noted in Note 19.

(v)	Fair values

Among the financial instruments of the Group, the carrying amounts of financial assets at fair value through profit or loss, available-for-sale financial assets and convertible preference shares approximate their fair values as of December 31, 2015. Fair value estimates are made at a specific point in time and based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Refer to Note 19.4 for further information on fair value.

(vi)	Capital management

The primary objective of the Group’s capital management is to maintain a balance between continuity of funding and flexibility through the use of borrowings, when necessary in order to support the current and future growth of the Group’s business and to maximize shareholder value.

Capital includes equity attributable to the ordinary shareholders of the parent amounting to RMB2,055,552,812 and RMB8,491,983,029, as of December 31, 2014 and 2015, respectively.

No changes were made in the objectives, policies or processes for managing capital during the year ended December 31, 2015.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

27.	Operating segment information

As disclosed in Note 2.2, until December 31, 2014, the Group managed its business in four segments, namely, bitauto.com business, EP platform business, taoche.com business and digital marketing solutions business. Starting from January 1, 2015, in order to better reflect the structure of business, management started to oversee and monitor its business in three segments, namely advertising business, EP platform business and digital marketing solutions business. Advertising revenue and dealer subscription revenue from taoche.com business were reported under advertising business and EP platform business, respectively. Based on the above, the Group has three reportable operating segments as follows:

•	The advertising business segment comprises of advertising services.

•	The EP platform business segment comprises of dealer subscription services targeted to the automobile market, and additional transaction services, such as automobile transactions, CRM and online automotive financial platform services.

•	The digital marketing solutions business segment comprises of agent services.

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

There are no intercompany transactions between the operating segments that have an effect on profit or loss before eliminations. The Group does not allocate non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is operating profit. A reconciliation of operating profit to profit before tax is presented in the consolidated statements of comprehensive income.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

27.	Operating segment information (continued)

As a result of the above changes in segment structure, the comparative figures of segment information for the year ended December 31, 2013 and December 31, 2014 were revised accordingly.

Year ended, December 31, 2013	bitauto.com advertising business	EP platform business	Digital marketing solutions	Total
Revenue	741,783,094	491,849,069	205,700,201	1,439,332,364
Cost of revenue	(127,420,489)	(105,022,863)	(102,755,618)	(335,198,970)

Gross profit/(loss)	614,362,605	386,826,206	102,944,583	1,104,133,394
Selling and administrative expenses	(413,043,766)	(234,718,439)	(101,106,597)	(748,868,802)
Product development expenses	(47,378,429)	(44,648,064)	(12,378,666)	(104,405,159)
Other gains, net	3,043,674	1,704,223	778,765	5,526,662

Operating profit/(loss)	156,984,084	109,163,926	(9,761,915)	256,386,095

Year ended, December 31, 2014	bitauto.com advertising business	EP platform business	Digital marketing solutions	Total
Revenue	1,233,190,683	870,712,582	355,034,759	2,458,938,024
Cost of revenue	(221,194,158)	(225,656,308)	(150,159,998)	(597,010,464)

Gross profit/(loss)	1,011,996,525	645,056,274	204,874,761	1,861,927,560
Selling and administrative expenses	(608,678,714)	(437,878,368)	(129,129,530)	(1,175,686,612)
Product development expenses	(67,612,833)	(67,586,559)	(12,879,354)	(148,078,746)
Other (losses), net	(5,235,834)	(4,230,258)	(1,438,054)	(10,904,146)

Operating profit/(loss)	330,469,144	135,361,089	61,427,823	527,258,056

Year ended, December 31, 2015	bitauto.com advertising business	EP platform business	Digital marketing solutions	Total
Revenue	1,619,462,920	1,935,558,694	456,532,128	4,011,553,742
Cost of revenue	(321,832,883)	(672,251,795)	(235,538,301)	(1,229,622,979)

Gross profit	1,297,630,037	1,263,306,899	220,993,827	2,781,930,763
Selling and administrative expenses	(826,446,767)	(1,998,443,039)	(167,586,023)	(2,992,475,829)
Product development expenses	(99,252,677)	(193,997,511)	(18,849,443)	(312,099,631)
Other gains, net	18,059,497	21,696,521	3,332,538	43,088,556

Operating profit/(loss)	389,990,090	(907,437,130)	37,890,899	(479,556,141)

No single customer contributed revenue exceeding 10% of total revenues.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

28.	Event after the reporting period

In the first quarter of 2016, the Group issued asset-backed debt securities in connection with securitization of certain financial assets. The asset-backed debt securities are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets. The Group recorded the asset-backed debt securities as liabilities with the initial amount of RMB824,000,000.

29.	Approval of the consolidated financial statements

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 28, 2016.

30.	Parent company only condensed financial information

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

30.	Parent company only condensed financial information (continued)

As a result of these PRC laws and regulations, subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be reserved prior to payment of dividends as a statutory reserve, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2015, the PRC subsidiaries had accumulated profits amounting to RMB261,388,575 (2014: RMB182,594,742) pursuant to PRC accounting standards, and therefore, statutory reserves amounting to RMB26,138,858 was recorded as of December 31, 2015 (2014: RMB18,259,474).

Condensed statements of comprehensive income

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Selling and administrative expenses	(9,338,624)	(1,742,250)	(686,153,443)
Other (losses)/gains, net	(810,809)	(7,408)	11,409

Operating loss	(10,149,433)	(1,749,658)	(686,142,034)
Changes in fair value of financial assets	—	—	1,317,307
Interest income	1,702	5,063	11,200,923
Investment income	—	—	(4,782,437)

Loss before taxes	(10,147,731)	(1,744,595)	(678,406,241)
Income tax expense	—	—	—

Loss for the year	(10,147,731)	(1,744,595)	(678,406,241)

Other comprehensive (loss)/income
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:
Foreign currency exchange differences, net of tax of nil	(19,709,295)	2,596,301	405,608,662
Net gain/(loss) on available-for-sale financial assets, net of tax of nil	9,068,634	5,394,021	(3,197,062)

Other comprehensive (loss)/income for the year, net of tax	(10,640,661)	7,990,322	402,411,600

Total comprehensive (loss)/income for the year	(20,788,392)	6,245,727	(275,994,641)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

30.	Parent company only condensed financial information (continued)

Condensed statements of financial position

	As of December 31,
	2014	2015
	RMB	RMB
ASSETS
Non-current asset
Intangible assets	—	2,518,982,882
Due from subsidiaries	—	3,372,889,740
Investments in subsidiaries	82,609,326	203,028,528
Investments accounted for using equity method	15,297,500	11,247,932
Financial assets at fair value through profit or loss	—	11,977,445
Available-for-sale financial assets	38,364,291	25,959,462

Total non-current asset	136,271,117	6,144,085,989

Current assets
Prepayments and other receivables	3,116,707	6,650,524
Due from subsidiaries	768,703,242	—
Due from related parties	23,878	—
Cash and cash equivalents	63,189,635	1,012,692,847

Total current assets	835,033,462	1,019,343,371

TOTAL ASSETS	971,304,579	7,163,429,360

EQUITY AND LIABILITIES
Equity
Issued capital	12,662	17,008
Share premium	2,696,753,983	9,095,194,170
Treasury shares	(62,579,400)	(56,690,148)
Employee equity benefit reserve	91,534,747	169,103,720
Other reserve
- Foreign currency translation reserve	(10,698,815)	394,909,847
- Available-for-sale financial assets reserve	15,556,389	12,359,327
Accumulated losses	(1,778,889,406)	(2,457,295,647)

Total equity	951,690,160	7,157,598,277

Current liabilities
Other payables and accruals	19,614,419	5,831,083

Total current liabilities	19,614,419	5,831,083

Total liabilities	19,614,419	5,831,083

TOTAL EQUITY AND LIABILITIES	971,304,579	7,163,429,360

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

30.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Net cash flows (used in)/from operating activities	(190,200,908)	9,584,348	23,306,736
Net cash flows used in investing activities	(5,487,207)	(6,119,000)	(2,561,029,319)
Net cash flows from financing activities	233,124,775	28,659,066	3,375,896,131

Net increase in cash and cash equivalents	37,436,660	32,124,414	838,173,548
Exchange rate effect on cash	(19,174,788)	2,513,654	111,329,664
Cash and cash equivalents at beginning of the year	10,289,695	28,551,567	63,189,635

Cash and cash equivalents at end of the year	28,551,567	63,189,635	1,012,692,847

The following reconciliations are provided as additional information for parent company only condensed financial information:

	For the year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
(Loss)/Profit reconciliation:
Parent only - loss for the year	(10,147,731)	(1,744,595)	(678,406,241)
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	251,375,912	490,867,119	261,953,294

Consolidated profit/(loss) for the year	241,228,181	489,122,524	(416,452,947)

Equity reconciliation:
Parent only - equity	860,070,863	951,690,160	7,157,598,277
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	615,778,018	1,103,862,652	1,334,384,752

Consolidated - equity attributable to ordinary shareholders of the parent	1,475,848,881	2,055,552,812	8,491,983,029

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2014 AND 2015

(Amounts in Renminbi (“RMB”) except for number of shares)

30.	Parent company only condensed financial information (continued)

(a)	Basis of presentation

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

There were no indicators of impairment associated with the investments in subsidiaries as of December 31, 2014 and 2015.

Certain information and note disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted in this parent company only condensed financial information by reference to the Group’s consolidated financial statements.

(b)	Commitments

The Company does not have any significant commitments or long-term obligations as of December 31, 2014 and 2015.