Form 20-F
period 2016-12-31
BITAUTO HOLDINGS LTD
filed 2017-04-28
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________

For the transition period from __________________ to __________________

Commission file number: 001-34947

BITAUTO HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China
(Address of principal executive offices)

Cynthia He
Chief Financial Officer
New Century Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China
Tel: (86-10) 6849-2345
Email: ir@bitauto.com
Fax: (86 10) 6849-2200
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
American depositary shares, each representing one ordinary share Ordinary shares, par value US$0.00004 per share(1)	New York Stock Exchange

(1)	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report. 68,886,547.5 ordinary shares issued and outstanding and excluding treasury shares, par value US$0.00004 per share, as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes   ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes   ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.     Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes   ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes   ☐    No  ☐

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	"we," "us," "our company," "our" and "Bitauto" refer to Bitauto Holdings Limited, a Cayman Islands company, its subsidiaries and its consolidated variable interest entities;

•	"ADSs" refers to our American depositary shares, each of which represents one ordinary share, and "ADRs" refers to American depositary receipts, which, if issued, evidence our ADSs;

•	"China" or the "PRC" refers to the People's Republic of China excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;

•	"IFRS" refers to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or IASB;

•	"RMB" or "Renminbi" refers to the legal currency of China;

•	"shares" or "ordinary shares" refers to our ordinary shares, par value US$0.00004 per share;

•	"U.S. GAAP" refers to generally accepted accounting principles in the United States; and

•	"US$," "dollars" or "U.S. dollars" refers to the legal currency of the United States.

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see "Exchange Rate Information" on page 4 of this annual report.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "is expected to," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future development, financial positions and results of operations;

•	the expected growth of automotive markets in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	competition in our industry;

•	PRC governmental policies and regulations relating to our industry; and

•	general economic and business conditions, particularly in China.

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

Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2014, 2015 and 2016 and our selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements. The selected consolidated statements of comprehensive income data and the selected consolidated balance sheets data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Beginning from the first quarter of 2016, we changed our basis of accounting from IFRS to U.S. GAAP.  Selected financial data for the years ended December 31, 2012 and 2013 and as of December 31, 2012, 2013 and 2014 are omitted, as we have not prepared such data in accordance with U.S. GAAP and such data cannot be prepared and provided without unreasonable effort and expense. Selected financial data for the years ended December 31, 2012 and 2013 and as of December 31, 2012, 2013 and 2014 prepared under IFRS were disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015. Our consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016 are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

Consolidated Statements of Comprehensive Income Data	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Revenue	2,617,839	4,254,195	5,772,948	831,477
Cost of revenue(1)	(671,960)	(1,450,744)	(2,077,979)	(299,291)
Gross profit	1,945,879	2,803,451	3,694,969	532,186
Selling and administrative expenses(2)	(1,259,638)	(3,013,997)	(3,417,811)	(492,267)
Product development expenses	(148,078)	(312,100)	(457,367)	(65,875)
Other (losses)/gains, net	(10,904)	60,508	70,981	10,223
Income/(Loss) from operations	527,259	(462,138)	(109,228)	(15,733)
Interest income	13,607	24,980	41,651	5,999
Interest expense	(6,340)	(8,140)	(52,155)	(7,512)
Share of results of equity investees	(893)	(16,663)	(25,640)	(3,693)
Investment income/(loss)	53,581	141,195	(45,012)	(6,483)
Profit/(Loss) before tax(3)	587,214	(320,766)	(190,384)	(27,422)
Income tax expense	(97,643)	(64,518)	(147,569)	(21,254)
Net income/ (loss)	489,571	(385,284)	(337,953)	(48,676)
Total comprehensive income/(loss), net of tax (4)	492,735	(40,536)	121,477	17,496
Net income/(loss) attributable to Bitauto Holdings Limited	485,639	(506,992)	(541,345)	(77,970)
Total comprehensive income/(loss) attributable to Bitauto Holdings Limited	488,803	(162,244)	(82,118)	(11,827)
Net income/(loss) per share/ADS attributable to ordinary shareholders
Basic	11.63	(8.72)	(8.31)	(1.20)
Diluted	10.89	(8.72)	(8.31)	(1.20)
Weighted average number of shares/ADSs used in computing earnings per share/ADS
Basic	41,762,778	58,142,432	65,160,205
Diluted	44,576,182	58,142,432	65,160,205

(1)	Including amortization of intangible assets resulting from asset and business acquisitions of RMB8.5 million, RMB19.5 million and RMB1.1 million (US$0.2 million) in 2014, 2015 and 2016, respectively.

(2)	Including share-based payments of RMB57.1 million, RMB120.0 million and RMB77.0 million (US$11.1 million) in 2014, 2015 and 2016, respectively. Also including amortization of intangible assets resulting from asset and business acquisitions and write-down of assets of RMB6.7 million, RMB750.3 million and RMB623.1 million (US$89.7 million) in 2014, 2015 and 2016, respectively.

(3)	Including fair value adjustment of contingent considerations of RMB2.7 million and RMB3.6 million in 2014 and 2015, respectively, share of amortization of equity investments' intangible assets not on their books of RMB0.4 million, RMB0.3 million and RMB2.5 million (US$0.4 million) in 2014, 2015 and 2016, respectively, investment income associated with non-cash investment matters of RMB53.6 million and RMB141.2 million in 2014 and 2015, respectively, investment loss associated with non-cash investment matters of RMB40.4 million (US$5.8 million) in 2016, and amortization of the beneficial conversion feature (BCF) discount on the convertible notes of RMB13.2 million (US$1.9 million) in 2016.

(4)	Including net income/(loss) and foreign currency exchange gains net of tax of nil.

The following table sets forth our selected consolidated balance sheets as of December 31, 2015 and 2016.

Consolidated Balance Sheets Data	As of December 31,
	2015	2016
	RMB	RMB	US$
	(In thousands)
Assets
Current assets	7,885,047	16,474,959	2,372,888
Non-current assets	5,185,965	13,459,797	1,938,614
Total assets	13,071,012	29,934,756	4,311,502
Liabilities
Current liabilities	2,660,501	11,953,916	1,721,722
Non-current liabilities	88,223	4,219,129	607,681
Total liabilities	2,748,724	16,173,045	2,329,403
Redeemable noncontrolling interests	1,697,718	3,939,646	567,427
Total shareholders' equity	8,624,570	9,822,065	1,414,672
Total liabilities, redeemable noncontrolling interests and shareholders' equity	13,071,012	29,934,756	4,311,502

Exchange Rate Information

We conduct our operations in China. Our sales, costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the noon buying rate was RMB6.8845 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9430 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2016.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21, 2017)	6.8845	6.8871	6.8988	6.8778

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our future growth depends on the increased acceptance of the internet as an effective marketing platform by the automotive industry and the increased internet penetration among the general population in China.

We generate a significant portion of our revenues from providing internet marketing services to automakers and automobile dealers. However, internet marketing has not yet been widely accepted as an effective marketing platform by China's automotive industry. Many of our current or potential customers have not traditionally devoted a significant portion of their advertising or marketing budgets to web-based media. They may have limited experience with the internet as an advertising and marketing medium and therefore may not find the internet to be effective for promoting their automobiles and related services. Some automakers and dealers may still prefer television, outdoor billboards, traditional print and broadcast and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, development of web software that blocks internet advertisements before they appear on a user's screen may hinder the growth of internet marketing. Our customers may choose not to use internet marketing services if their advertisements cannot reach the intended population due to the block function of this kind of software. Any negative perceptions as to the effectiveness of internet marketing services may limit the growth of our business and adversely affect our results of operations. If the internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial position and results of operations could be materially and negatively affected.

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

Our dealer service delivery model is relatively new in China, and if we cannot attract enough dealers to subscribe to such services, we may not be able to sustain our revenue growth and operating profit.

The manner in which we deliver our subscription services is relatively new in China. Our SaaS platform, designed mostly for automobile dealers, are based on a service distribution model through which we deliver a package of software applications over the internet to the dealer subscribers. Such internet-based products enable our dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. Used automobile dealers may list their inventory in our database and have the option to publish their listings on our taoche.com website. Furthermore, our SaaS platform enables new automobile dealer customers to publish their automobile pricing and promotional information simultaneously on our websites and our partners' websites. We may pay a fixed fee to our partners for space on their websites in order to extend the customer reach of our automotive database and content and to attract dealers to subscribe to our SaaS platform. If our service delivery model cannot gain sufficient market acceptance, we may not be able to sustain our revenue growth and operating profit.

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

We also need to continue to enhance our brand awareness among automobile dealers and automakers in order to build on our position as a leading automobile service provider. While we have a large network of dealer customers and can reach a broad consumer base by placing pricing and promotional information by our dealer customers on our partners' websites in addition to our own websites, our partners that distribute dealers' such information may not always quote our names on their websites, and as a result, we may not achieve the expected visibility among internet users. This could increase our reliance on our partners.

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partners by expending significant time and resources, including participating in auto shows and other branding events. We use priority listing and traffic referral services provided by major internet search engines in China to increase our customers and users' awareness of our products and services. In addition, we work with Qihoo 360, a leading internet platform company in China, to market and promote our services and we subscribe for marketing services by mobile application stores, such as Yingyongbao of Tencent, to promote our mobile applications. Recently, we partnered with Toutiao app, via which we may show selected auto-related content, such as auto listings, pictures, reviews, and dealer information, on Toutiao’s platform along with real-time news, and hence enhances our brand awareness.

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

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com and taoche.com websites. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business and the large amounts of their contracts with us. In 2014, 2015 and 2016, revenues from the top three automaker customers in each period accounted for approximately 8.5%, 12.0% and 6.5% respectively, of our total revenues. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from third-party media vendors calculated as a percentage of the purchase price for qualifying advertising space purchased and utilized by our automaker customers. See "—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on third-party websites, which is an important source of revenues for us."

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

An important part of our digital marketing solutions business is to place advertisements on third-party websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2014, 2015 and 2016, income from performance-based rebates accounted for 7.5%, 6.8% and 7.8%, respectively, of our total revenues. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could affect our financial condition and results of operations.

Our growth prospects may be materially and adversely affected if we are unable to successfully execute our mobile strategy.

There is an increasing trend of accessing the internet through devices other than a personal computer, such as smart phones, tablets and other mobile devices. We have developed a few mobile applications and plan to devote more resources to develop more applications for various mobile devices. Our mobile applications had over 150 million downloads and activations as of December 31, 2016 and we believe an increasing number of sales leads were generated from our mobile applications. However, we have limited experience in developing and optimizing versions of applications for users on mobile devices and platforms. Currently, only a small portion of our automakers and dealers pay to use our mobile applications. We have devoted significant resources to developing mobile applications and face significant competition from established companies that have far greater experience than we do. We expect existing competitors to allocate more resources to develop and market competing applications and new mobile-applications competitors to enter the market. Our limited experience makes it difficult to predict whether we will succeed in developing mobile applications that appeal to automakers and dealers. Our experience in developing browser-based applications may not be relevant to developing mobile applications, and we have limited experience working with wireless carriers, mobile platform providers and other partners. These and other uncertainties make it difficult to predict whether we will succeed in developing commercially viable mobile applications.

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

We provide financial partners and dealer customers with transaction services, which include online automotive financial platform services and automobile e-commerce to facilitate completion of transactions. In 2016, with the development of the transaction services, we changed our reporting segment and the transaction services business was reported as a separate business segment. Although our transaction services have grown rapidly in the past few years, such new business initiatives are still evolving and expansion into these and other new services involves new risks and challenges. Our unfamiliarity with the new market sectors may make it difficult for us to anticipate the demands and preferences in the market and provide products and services that meet the requirements and preference of our users. Furthermore, to develop our new products and services, we need to allocate more resources, which have increased, and may continue to increase, our cost of revenue and operating expenses. Therefore, our financial results may be adversely affected in the short term if our new business initiatives are unable to continue to grow as we have expected. For example, with respect to our online automotive financial platform services, we may provide financial backing where needed either in the form of a direct loan from us to Yixin Capital or by our guarantee of bank loans by Yixin Capital. If we are unable to effectively manage our exposure to credit risks, in the event of default on either type of loans, we may incur financial losses. In addition, we may not be able to successfully identify and timely and cost-effectively develop and introduce new products and services to our users and customers at all.

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

Our expansion into the financial sector may subject us to regulatory, credit and reputational risks, each of which may have a material adverse effect on our business, results of operations and financial condition.

We started to participate in the financial sector in China and launched our online automotive financial services in 2013. Through Yixin Capital Limited, or Yixin, we have either directly provided financial leasing to car buyers or provided financial related services, including customer acquisition, risk control and assessment, and collateral assets management, to our financial partners such as banks, automotive financing and leasing companies and insurance companies in relation to their financial products and solutions. The revenues generated from our financial platform services have grown rapidly.

PRC laws and regulations concerning the internet finance industry, particularly those governing credit lending, are evolving. Although we have taken careful measures to comply with the laws and regulations that are applicable to the financial services that we offer, the PRC government authority may promulgate new laws and regulations regulating the internet finance industry in the future. If the operation of our online automotive financial platform services were deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the internet finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer financing or related services like those we offer, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

The risk of nonpayment of debts is inherent in the finance business and we are subject to credit risk resulting from defaults in leasing installments. Credit risks are exacerbated in consumer financing because there is relatively limited information available about the credit histories of the individual car buyers. There can be no assurances that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies. Our limited operational experience and lack of familiarity with the financial sector may render our risk management less effective, thus exacerbating the credit risk. Furthermore, our ability to manage the quality and the associated credit risks of our financial partners' loan portfolio may have significant impact on our results of operations. Deterioration in the overall quality of loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global financial sectors, which may adversely affect the liquidity of the borrowers or their ability to repay or roll over their debt. Any significant deterioration in the asset quality of our financial services business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

In addition, the development of finance business is capital intensive. To address such capital requirement, Yixin Capital has entered into asset-backed securitization arrangements, under which Yixin Capital has transferred the economic benefits in certain financial assets in exchange for cash proceeds. Yixin Capital continues to provide management, administration and collection services on the transferred financial assets and is obligated to absorb a portion of the losses incurred in the outstanding portfolio of the transferred financial assets in the event of default. Additionally, in 2015 and 2016, Yixin Capital raised an aggregate of over US$550 million, aside from the funds from our parent company. Despite such arrangement and capital injection, Yixin Capital may require additional cash resources due to further developments or changing business conditions. Yixin Capital may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in dilution of our equity stake in Yixin Capital, and the investors may have a strategy or objective different from ours with respect to Yixin Capital or impose conditions that could restrict the operations of Yixin Capital. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict its operations. It is uncertain whether financing will be available in amounts or on terms acceptable, if at all.

Negative publicity about us or our financial partners, such as negative publicity about debt collection practices and any failure by us or those partners to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the internet finance industry, such as bankruptcies or failures of companies providing similar services, or negative perception of the industry as a whole, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our business and results of operations.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our advertising and subscription business faces competition from many market participants. With respect to our new automobile advertising services operated through bitauto.com, we face competition from China's automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, automotive channels of major internet portals, internet video websites, social media and networking websites, and emerging new media on mobile end, such as news reader applications, social media applications and ride-sharing applications, as well as traditional forms of media. Although we believe the rapid increase in China's online population will draw more attention away from traditional forms of media, such as television, newspapers, magazines and radio, we still compete with them for clients and advertising revenues. Competition with automotive vertical websites and portals is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social media and networking websites, internet video websites and new media on mobile end may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. With respect to our used automobile advertising and listing services operated through taoche.com, we face competition from other used automobile websites, internet portals and media that provide used automobile advertising and listing services, used automobile inventory and offline services providers. With respect to our subscription business, we face competition from autohome.com.cn and pcauto.com.cn in terms of automobile inventory, timeliness and accuracy of automobile pricing and promotional information and website traffic. The competition in the transaction services business will be increased if automobile e-commerce operators such as automotive vertical websites or the major internet e-commerce companies devote substantially more resources to facilitate the automobile transactions. We also compete with banks, financial institutions or automakers' own financial resources for our financial leasing services. Some of our current and potential competitors, may have greater financial, marketing and other resources than we do and may in the future achieve greater market acceptance and gain a greater market share. We believe our large dealer customer base together with innovative SaaS platform and transaction services has put us at an advantageous position over our competitors, but we cannot assure you whether we would be able to maintain such competitive advantages in the future.

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

To broaden the consumer reach of our automotive database and content, we place listings by our dealer customers not only on our automotive vertical websites, bitauto.com and taoche.com, but also on our partner websites. Depending on the arrangement, we may pay a fixed fee to some partners for their advertising resources. Our partners may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partners may choose to partner with our competitors or decide to develop an automobile promotional and dealer information database by themselves. If we are unable to partner with all or most of major partners on reasonable terms, we may experience a reduction in the number of dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material adverse changes to our relationships, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

We rely on China's automotive industry for substantially all our revenues and future growth, but the automotive industry is still at an early stage of development and subject to many uncertainties.

We rely on China's automotive industry for substantially all our revenues, which we generate from providing internet content, marketing services and transaction services to our customers. We have greatly benefited from the rapid growth of China's automotive industry during the past few years. However, China's automotive industry is still at an early stage of development and remains subject to many uncertainties. We cannot predict how this industry will develop in the future. Further, the growth of China's automotive industry could be affected by many factors, including:

•	general economic conditions in China and around the world;

•	the growth of disposable household income and the availability and cost of credit available to finance automobile purchases;

•	taxes and other incentives or disincentives related to automobile purchases and ownership;

•	environmental concerns and measures taken to address these concerns;

•	the cost of energy, including gasoline prices, and the cost of automobile licensing and registration fees;

•	the improvement of the highway system and availability of parking facilities; and

•	other government policies relating to the automotive industry in China, including the phasing out of government subsidies to promote automobile sales, policies limiting automobile purchases in some cities.

Any adverse change to these factors could reduce demand for automobiles, which, in return, would likely reduce demand for our products and services from automakers, dealers, car buyers and financial partners. Demand for our products and services is particularly sensitive to changes in general economic conditions. Automakers and dealers typically cut their marketing expenditures and car buyers may delay their purchases during periods of economic downturn. In addition, purchases of new automobiles are often discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy. Historically, unit sale of automobiles, particularly new automobiles, has been cyclical, fluctuating with general economic cycles. If China's automotive industry fails to expand or China's economy stagnates or contracts, our business, financial condition and results of operations would be materially and adversely affected.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. Since 2009, the PRC government has repeatedly changed the purchase tax on passenger automobiles with 1.6 liter or smaller engines. In addition, in August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles that are within certain designated catalogues will be exempted from the purchase tax. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy automobiles that are within certain designated catalogues will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy automobiles. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed decline, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing governmental authorities adopted regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The implementing rules were amended in December 2011 and November 2013. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new passenger car license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China's automotive industry, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We have entered into revolving facility credit agreements and collateral borrowing agreements with several commercial banks and financial institutions in China since 2015. As of December 31, 2016, the amount of RMB7.32 billion (US$1.05 billion) was outstanding under those agreements. Additionally, we entered into asset-backed securitization arrangements for our financial leasing business. Our indebtedness could have significant consequences on our operations, including:

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of our debt service obligations;

•	limiting our ability to obtain additional financing;

•	limiting our flexibility in planning for, or reacting to, market changes;

•	increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy;

•	potentially increasing the cost of any additional financing; and

•	requiring over-collateralization and credit enhancement.

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

We may choose to refinance certain of our borrowings with new loans as they become due. Our ability to refinance our indebtedness will depend in part on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and financial, business, legislative, regulatory and other factors beyond our control. In addition, the increase in prevailing interest rates or other factors at the time of refinancing could result in an increase in our interest expense or other refinancing costs. Refinancing our indebtedness could also require us to comply with more onerous covenants and further restrict our business operations. If we are not able to refinance our indebtedness on favorable terms, or at all, when they become due, we will be required to repay our indebtedness as they become due. If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to seek alternatives, such as to reduce or delay investments, to sell assets, or seek additional capital, all of which could materially and adversely affect our business, prospects, results of operations, financial condition, cash flows and make us vulnerable to adverse industry and general economic conditions.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. It is unclear whether the Chinese economy will continue to experience the high growth rate in the past. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world's leading economies, including the United States. The global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine and the Middle East, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. It is impossible to predict how the Chinese economy would develop in the future.

There have been recently signs that the rate of China's economic growth is declining. Any prolonged slowdown in China's economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers' and dealers' demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

In addition, an economic downturn may reduce the number of automakers and dealers in China and decrease the demand for our services. We depend on automakers and dealers for business. Continued economic growth in China expanded the network of automakers and dealers, which is the primary source of our customers. Since the early 1990s, many non-automotive enterprises joined China's automotive industry and started offering new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of dealers. By contrast, negative economic trends could lead to consolidations among automakers and dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and dealers have used our products or services, consolidations may result in purchase cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations. Lastly, with respect to our online automotive financial platform services, a significant general economic downturn may increase our or our financial partners' credit risk exposure if the financial position of the car buyers are severely and adversely affected. Although most of the financial leases via our platform are secured by the automobiles, foreclosures may be costly and time consuming and if those automobiles lose values dramatically, we may not be able to recover the full loan amount by foreclosures.

We may be liable to pay third-party media vendors in connection with the advertisements we placed with them on behalf of our automaker customers if we fail to collect some or all the payments from these automaker customers.

As part of our digital marketing solutions business, we place advertisements on the websites of third-party media vendors on behalf of our automaker customers. We enter into advertising agreements with media vendors only after our customers have confirmed the proposed advertisements in their agency agreements with us. The media vendors are obligated to place the advertisements based on our customers' specific requirements. We receive net service fees for such advertising services and record a receivable from our customers and a corresponding payable due to the media vendors based on the total amount of advertisements placed. However, we need to pay our media vendors for their advertising resources when payments are due regardless of whether our automaker customers have made payments to us. Our contracts with media vendors generally also allow the media vendors to claim past-due payments of advertising fees directly from our automaker customers.

As of December 31, 2016, our accounts receivable and our accounts payable were RMB2.07 billion (US$297.9 million) and RMB1.60 billion (US$231.0 million), respectively. Of these receivables and payables, RMB676.6 million (US$97.5 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced any significant collection issues that required us to provide allowance for doubtful accounts in connection with our receivables from our automaker customers. Under our contracts with media vendors, terms of our accounts payable due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers may not renew our services after the expiration of their contract terms. They may also renew for shorter contract terms or for lower-cost editions of our services. For example, although the renewal rates for our automobile dealer subscription services were approximately 80% in 2016, our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' ability to maintain their operations and spending levels, and deteriorating general economic conditions. If our customers do not renew their contracts for our services or switch to lower-cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business, financial condition and results of operation may suffer.

Problems with China's internet infrastructure or with our third-party data center hosting facilities could impair the delivery of our services and harm our business.

Our internet businesses heavily depend on the performance and reliability of China's internet infrastructure, the continual accessibility of bandwidth and servers to our service providers' networks, and the continuing performance, reliability and availability of our technology platform. Our SaaS platform on our bitauto.com or taoche.com websites enables us to deliver services to our dealer customers, who access our software applications on the internet and our financial platform services provided via daikuan.com enables us to interact with our car buyers and financial partners to promote our products and solutions. Distribution of dealer pricing, promotional information and certain transaction services is also accomplished through the internet. Because we do not license our software to our customers, our customers depend on the internet to access our services. In addition, we depend on the internet to effectively publish our customers' advertisements on our websites, which must be properly running and accessible to all visitors at all times. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Our content distribution networks, located in several regions throughout China, may also be shut down or otherwise experience interruptions in a particular region. Internet access may not be available in certain areas due to natural disasters, such as earthquakes or local government decisions. If we experience technical problems in delivering our services over the internet either at national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

Our main servers are located in the internet data centers of third parties in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. We have not experienced any system failures in 2016. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

Any breaches to our security measures, including unauthorized access, computer viruses and "hacking," may adversely affect our database and reduce use of our services and damage our reputation and brand names.

Breaches to our security measures, including computer viruses and hacking, may result in significant damage to our hardware and software systems and database, disruptions to our business activities, inadvertent disclosure of confidential or sensitive information, interruptions in access to our websites, and other material adverse effects on our operations.

In particular, security breaches to our database could have a material and adverse effect on our business. Our SaaS platform on our bitauto.com or taoche.com website allows our customers to edit and publish listing and promotional information and our financial platform services facilitate transactions via duakuan.com. These websites also store and transmit such information and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers' data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers' data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer's data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and "hacking." Moreover, if a computer virus or "hacking" affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We may not be able to successfully expand our service network into other geographical markets in China.

As of December 31, 2016, we had sales and service representatives network located in 186 cities across China and plan to continuously expand our network to more cities. Geographical expansion is particularly important for us to acquire more dealer customers, whose operations are typically localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our competitive position and ability to generate revenues could be further harmed if we fail to develop and introduce new products and services.

Continued increases in our advertising revenues from our new and used automobile websites depend on our ability to attract consumers to our websites and monetize that traffic at profitable margins with advertisers. If our websites do not provide a compelling, differentiated user experience, we may lose visitors to competing sites. Further, if traffic to our websites declines, we may lose some of our advertising customers who may reduce or eliminate their advertising purchases through us. In addition, both our dealer services and digital marketing solutions businesses rely on continued product and service innovations to retain existing, and attract new customers. Our dealer customers may not continue to subscribe to our SaaS platform, if we do not timely enhance their user experience and broaden our product and service offerings. Similarly, our digital marketing solutions business may gradually lose its competitive advantage if we are slower in technological innovations or in announcing either new or enhanced products and services. In addition, the sustainable growth of revenues from our online automotive financial platform services depends on our ability to provide the leasing to the car buyers on favorable terms and efficient and quality services to facilitate the transactions. Our competitors may introduce new alternative products that are more sophisticated and cost-effective than ours.

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

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Historically, our revenues tend to be lower in the first half and higher in the second half of each year. Advertising and promotional activities often increase in the second half of each year. New automobile models tend to be introduced in the last quarter, which usually leads to increases in advertising spending by automakers. Furthermore, some of our customers whose fiscal year ends with the calendar year often choose to take advantage of the last opportunities to increase their annual revenues before the year ends. In comparison, activity levels tend to decrease after the fourth quarter's spending. Our customers may not yet have a set plan for the new fiscal year. Further, the holiday period following the Chinese New Year is usually in the first quarter, which may contribute to the lower activity levels in the first half of each year. Therefore, the seasonality of the automobile retail business and the resulting spending pattern of automakers and dealers may result in greater emphasis on the importance of our fourth quarter results.

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

As of March 31, 2017, our directors and executive officers beneficially owned approximately 13.4% of our outstanding ordinary shares. Accordingly, these directors and executive officers have substantial influence over the outcome of corporate actions requiring shareholders' approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. These shareholders may cause corporate actions to be taken even if they are opposed by you and our other shareholders. This could deprive you and our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors' perception that conflicts of interest may exist or arise.

Our business may be harmed by the potential conflicts of interest caused by our dual roles as both a supplier and a purchaser of advertisement resources.

As an internet content provider, we supply advertisement space; as an advertising agent, we purchase advertisement space on behalf of our customers. Conflict of interests may arise between our roles as a purchaser and as a supplier of advertisement resources. As a supplier, we have incentives to place more advertisements on our own websites. Such conflicts could harm our reputation as an independent purchasing agent for our customers and our reputation as a supplier of advertisement resources. In order to minimize conflicts, there are no rebate arrangements to our digital marketing solutions business when we place advertisements on our own websites. While we have and will continue to follow our customers' instruction and maximize their interests, we do not know how the market will respond to our multi-functional roles in the future. Our customers have directed, and will continue directing, us to place their advertisements on websites of their choice, including websites in direct competition with ours, or our customers may choose not to advertise on our websites at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

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

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. As an online advertisement distributor, we are required to verify the identity information of our customers who choose to place their advertisements on our websites. We must also review supporting documents provided by advertisers and verify the content of the advertisements and are prohibited from publishing any advertisement inconsistent with or with the lack of the supporting documents. While we do have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate advertisements with content that would be deemed inappropriate or misleading. If we are deemed to be in violation of PRC law or regulations, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or termination of our advertising business, any of which may materially and adversely affect our business.

Furthermore, we may be subject to claims by consumers misled by information on our websites or other portals powered by our database. We may not to be able to recover our losses from advertisers by enforcing the indemnification provisions in the contracts. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to ensure the accuracy of dealer pricing and promotional information.

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

Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Further, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. As the right to use internet domain names' is not rigorously regulated in China, other companies may have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. Our business could be materially and adversely affected if we could not adequately protect our brand, trademarks, copyrights, trade secrets and other intellectual property.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

China has enacted laws and regulations governing internet access and the distribution of information through the internet. The PRC government prohibits information that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory, from being distributed through the internet. PRC laws also prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Failure to comply with these laws and regulations may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. A website operator may also be held liable for censored information displayed on or linked to its website. We may be subject to potential liability for certain unlawful actions of our customers and subscribers or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our customer base or the purchases of our services. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our business or offering other services in China.

Copyright infringement and other intellectual property claims against us may adversely affect our business.

We have collected and compiled on our websites, automobile-related news and reports, automobile pictures and specifications, maps, consumer reviews, and other documents and information prepared by third parties. Because some content on our websites is collected from various sources, we may be subject to claims for breach of contract, defamation, tort liability, unfair competition, copyright or trademark infringement, or claims based on other theories. We could also be subject to claims based upon the content that is displayed on our websites or accessible from our websites through links to other websites or information on our websites supplied by third parties. Any lawsuits or threatened lawsuits, in which we are involved, either as a plaintiff or as a defendant, could cost us a significant amount of time and money and distract management's attention from operating our business. Any judgments against us in such suits, or related settlements, could harm our reputation and have a material adverse effect on our results of operations. If a lawsuit against us is successful, we may be required to pay damages or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. As a result, the scope of our database we offer to the consumers could be reduced, which may adversely affect our ability to attract and retain customers.

We rely heavily on our senior management team and key personnel and the loss of any of their services could severely disrupt our business.

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China's automotive and internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more of our senior executives or key personnel, Mr. Bin Li in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members. Each of our senior executives and key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or key personnel and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

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

We have experienced rapid growth in the past few years. Our revenues have increased from RMB2.62 billion in 2014 to RMB5.77 billion (US$831.5 million) in 2016. Our sales and service representatives network has covered 186 cities as of December 31, 2016. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

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

We began operations in 2000 and did not begin to grow significantly until 2005. Our limited operating history may not provide a meaningful basis on which to evaluate our business. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We expect to continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions; and

•	anticipate and adapt to changing conditions in the China's automotive and internet marketing industries as well as the impact of any changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We are susceptible to risks related to cash flow management.

We have experienced, and may continue to experience, short-term cash flow management problems from time to time. For example, some of our advertising services are not paid until after our services are fully performed. Some automakers may designate their advertising agencies to place their advertisements on our websites and subsequently pay us. Such advertising agencies may delay making payments to us, leading to longer aging cycles of our accounts receivable. With the rapid growth of financial leasing services, our cash flow may be adversely affected with our increased indebtedness and exposure to the credit risks. Our cash flow from operations might not be sufficient to cover our accounts payable and we may incur penalty payments if we cannot pay third-party vendors on time. We may need to expend more resources in payment collections. This could negatively affect our results of operations in certain quarters and make it impossible to predict our future operating results.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in January 2015, we entered into agreements to form strategic partnership with JD.com, Inc., or JD.com, the leading online direct sales company in China listed on the Nasdaq Global Select Market, and Tencent Holdings Limited, or Tencent, a leading provider of comprehensive Internet services and listed on the Hong Kong Stock Exchange. In February 2015, JD.com and Tencent made investments in us with a combination of US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin Capital. In June 2016, each of Tencent, JD.com, and Baidu, Inc., or Baidu, invested US$50 million in us and PAG subscribed for our convertible bonds in an aggregate principal amount of up to US$150 million. Between August 2016 and October 2016, Tencent, JD.com, Baidu, together with certain other investors and us, invested in an aggregate amount of US$550 million in cash in Yixin Capital in exchange for its newly issued series B preferred shares. In recent years, we continued to make certain investments in some private companies, a majority of which are in auto and auto-related industries.

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

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2016, our sales and service representatives network covered 186 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as "swine flu," avian influenza, severe acute respiratory syndrome, SARS, H7N9 or other pandemics. It is unclear how this virus will spread, which makes it difficult to predict its potential impact. Any occurrence of these pandemic diseases or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, causing a material and adverse effect on our business operations.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the China Securities Regulatory Commission, or the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

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

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms' audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor's audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor's audit procedures and quality control procedures, investors may be deprived of such benefits.

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

PRC law currently limits foreign ownership of companies that provide internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other internet information services, such as internet advertising and financing. Our wholly foreign-owned PRC subsidiaries are currently not eligible to apply for the required licenses for providing internet content services in China.

As such, we conduct our business through contractual arrangements with our variable interest entities (including their subsidiaries) in China, including Beijing Bitauto Information Technology Company Limited, or BBIT, Beijing C&I Advertising Company Limited, or CIG, and Beijing Yixin Information Technology Company Limited, or Beijing Yixin. Each of the variable interest entities is currently owned by shareholders who are PRC citizens or PRC entities and the relevant variable interest entities hold the requisite licenses or permits to provide internet content or advertising services in China. Shareholders of our variable interest entities are set forth in "Item 4. Information on the Company—C. Organizational Structure." Our variable interest entities entered into a series of contractual arrangements with our subsidiaries but directly operate our businesses in China. We have been and are expected to continue to depend on variable interest entities to operate our businesses. We do not have any equity ownership interest in any of the variable interest entities but control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders."

Furthermore, on July 26, 2006, the Ministry of Industry and Information Technology, or the MIIT, released the Circular on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China's Administrative Rules on Foreign-Invested Telecommunications Enterprises. Among other things, the MIIT Notice prohibits domestic telecommunications license holders from (i) renting, transferring or selling telecommunications licenses to any foreign investors in any form and (ii) from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must directly own the domain names and registered trademarks used by such license holders in their daily operations. BBIT's internet information services are considered value-added telecommunication services set forth in the MIIT Notice and BBIT owns an ICP license, for its provision of internet information service and all the trademarks used for its internet information services on its websites. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested internet companies that operate in China.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with variable interest entities. We have been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the variable interest entities), except as otherwise disclosed in this report, does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business and value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the variable interest entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information services companies, and the CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting our PRC subsidiaries' and variable interest entities' operations;

•	imposing fines, confiscating the income of the variable interest entities or our income, or imposing other requirements with which we or our PRC subsidiaries and variable interest entities may not be able to comply;

•	imposing conditions or requirements with which we or our PRC subsidiaries and variable interest entities may not be able to comply;

•	requiring us or our PRC subsidiaries and variable interest entities to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our public offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business, and adversely affect our financial condition and results of operations.

We rely on contractual arrangements with our variable interest entities in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with our variable interest entities in China and their respective shareholders to operate our internet content and advertising services business. Our variable interest entities contributed RMB2.61 billion, RMB4.15 billion and RMB4.39 billion (US$632.2 million), representing 99.6%, 97.6% and 76.0%, respectively, of our total revenues in 2014, 2015 and 2016. Our wholly foreign-owned subsidiaries such as Beijing Bitauto Internet Information Company Limited, or BBII, and Shanghai Techuang Advertising Company Limited, or Techuang, follow the commonly used methodology, which is to charge service fees based on each variable interest entity's revenues reduced by its turnover taxes, such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

Although we have been advised by our PRC counsel that, each of the contractual arrangements with our variable interest entities are valid under current PRC laws, these contractual arrangements may not be as effective in providing us with control over the variable interest entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the variable interest entities. If we had direct ownership of the variable interest entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the variable interest entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the variable interest entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a variable interest entity were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any variable interest entity or its shareholders terminate the contractual arrangements or (iii) any variable interest entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then-current PRC law allows us to directly operate internet content and advertising businesses in China.

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial position and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

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

Based on the advice of Han Kun Law Offices, our PRC counsel, the corporate structure of our variable interest entities and our subsidiaries in the PRC are in compliance with all existing PRC laws and regulations. However, as advised by our PRC counsel, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and the PRC government may in the future take a view that is contrary to the above opinion of our PRC counsel. PRC laws and regulations governing the validity of these contractual arrangements which established our corporate structure for operating our business in China are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

Our ability to enforce the share pledge agreements between us and the variable interest entities' shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements, the shareholders of variable interest entities agreed to pledge all of their equity interests in variable interest entities to the relevant PRC subsidiaries to secure variable interest entities' performance of their obligations under the relevant contractual arrangements. The share pledge as contemplated under the share pledge agreements by and among our PRC subsidiaries, variable interest entities and each of their respective shareholders (except the share pledge for CIG and Beijing Easy Auto Media Company Limited, or BEAM) have been registered with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC. CIG and BEAM are in the process of applying for the registration of the share pledge.

The share pledge agreements provide that the pledged equity interest shall constitute security for all of the payment obligations of the variable interest entities under the exclusive business cooperation agreement. However, it is possible that a PRC court may take the position that the amount indicated on the equity pledge registration forms filed with the local branch of SAIC represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt.

The shareholders of our variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Conflicts of interest may arise between the dual roles of those individuals who are both minority shareholders, directors and executive officers of our company and shareholders of our variable interest entities. For example, Mr. Bin Li, our chairman of the board of directors and chief executive officer, and Mr. Weihai Qu, our senior vice president are the shareholders of some of our variable interest entities including BBIT and CIG. For these directors and executive officers, their fiduciary duties toward our company under Cayman law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in our variable interest entities, as what is in the best interest of our variable interest entities may not be in the best interests of our company. In comparison, Mr. Li and Mr. Qu each only hold a minority interest in us. The fiduciary duty implied from their roles as our directors and executive officers is not fully aligned with their interests as shareholders of our variable interest entities. These individuals may breach or cause the variable interest entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the variable interest entities and receive economic benefits from them. We do not have existing arrangements to address potential conflicts of interest these individuals may encounter in his capacity as a shareholder of the variable interest entities, on the one hand, and as a beneficial owner and a director and an officer of our company, on the other hand. We could, at all times, exercise our option under the exclusive option agreement with variable interest entities' shareholders to cause them to transfer all of their equity ownership in variable interest entities to a PRC entity or individual designated by us, and this new shareholder of variable interest entities could then appoint new directors of variable interest entities to replace the current directors. In addition, if such conflicts of interest arise, BBII, our wholly foreign-owned PRC subsidiary, could also, in the capacity of the attorney-in-fact of variable interest entities' shareholders as provided under the irrevocable power of attorney, directly appoint new directors of variable interest entities to replace the current directors. We rely on variable interest entities' shareholders to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the variable interest entities, we cannot assure you that these measures would be effective in all instances and when conflicts arise, these individuals will act in the best interests of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with the variable interest entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we and the variable interest entities owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

As a result of our corporate structure and the contractual arrangements between us and our PRC variable interest entities, we are effectively subject to 6% or 17% value-added tax, as well as enterprise income tax at the rate of 25% on revenues derived from our contractual arrangements with our PRC variable interest entities. Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our variable interest entities and their respective shareholders will be regarded by the PRC tax authorities as arm's-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our variable interest entities and their respective shareholders were entered into on an arm's-length basis. If any of the transactions we have entered into among our wholly-owned subsidiaries in China and any of the variable interest entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm's-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may conduct transfer pricing adjustments and adjust the profits and losses of such variable interest entities and assess more taxes on it. In addition, the PRC tax authorities may impose late payment interest and other penalties on such variable interest entities for underpayment taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the variable interest entities increase or if it is found to be subject to late payment interests or other penalties.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in China, for our cash requirements, including the funds necessary to service any debt we may incur. If our subsidiaries incur debt in the future, the instruments governing the debt may restrict their abilities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may adjust our taxable income under the contractual arrangements our subsidiaries currently have in place with the variable interest entities in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, our subsidiaries are also required to set aside a portion of their net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of our subsidiaries' registered capital. Therefore, our subsidiaries' ability is limited in terms of transferring a portion of their net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

If our PRC subsidiaries or variable interest entities become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy substantially all of our assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ADSs.

As part of the contractual arrangements with the variable interest entities, their shareholders and our subsidiaries, the variable interest entities and their subsidiaries hold operating permits and licenses and substantially all of the assets that are important to the operation of our business. We expect to continue to be dependent on our variable interest entities and their subsidiaries to operate our business in China. If our variable interest entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations. If our variable interest entities undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ADSs.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of "actual control" in determining whether the investment in China is made by a foreign investor or a PRC domestic investor. The draft Foreign Investment Law specifically provides that an entity established in China but "controlled" by foreign investors will be treated as a foreign investor, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC or its local branches, treated as a PRC domestic investor provided that the entity is "controlled" by PRC entities and/or citizens. In this connection, "control" is broadly defined in the draft law to cover, among others, having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial matters or other key aspects of business operations. If the foreign investment falls within a "negative list," to be separately issued by the State Council in the future, market entry clearance by the MOC or its local branches would be required. Otherwise, all foreign investors may make investments on the same terms as Chinese investors without being subject to additional approval from the government authorities as mandated by the existing foreign investment legal regime.

The "variable interest entity" structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See "—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations." and "Item 4. Information on the Company—C. Organizational Structure." Under the draft Foreign Investment Law, if a variable interest entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for any company with a VIE structure in an industry category that is on the "negative list," the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign invested enterprises and any operation in the industry category on the "negative list" without market entry clearance may be considered as illegal.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties or not The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the value-added telecommunication services and advertising services, which our variable interest entities provide, will be subject to the foreign investment restrictions or prohibitions set forth in the "negative list" to be issued. If the enacted version of the Foreign Investment Law and the final "negative list" mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, the level of development, the growth rate, the control of foreign exchange, access to financing and the allocation of resources. While the Chinese economy has grown significantly in the past three decades, the growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. Further, the Chinese economy has been transitioning from a planned economy to a more market-oriented economy and a substantial portion of the productive assets in China is still owned by the PRC government. The PRC government exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business.

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial position may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Also see "—Risks Related to Our Business and Industry—Government policies on automobile purchases and ownership may materially affect our results of operations."

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

As an internet content provider, we release information related to the automotive industry to internet users. In the event that such activities are deemed to be internet news releasing services, we will be required to obtain an internet news releasing service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to their understanding, the term "news" referred to in the Internet News Provision means macro-economic news of the state, that we would not be required to obtain the internet news releasing license because we only post industry-related news produced by others, for which we clearly indicate the sources of such news on our websites, and we ourselves do not edit or compose such news. However, if any of the internet news posted on our websites is deemed by the government to be political in nature, relate to macro-economics, or otherwise require such license, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news releasing regulations, the PRC regulatory authorities may suspend relevant activities and impose a fine exceeding RMB10,000 but not more than RMB30,000. In serious cases, the PRC regulatory authorities may even suspend the internet service or internet access.

Uncertainties with respect to the PRC legal system could limit the protection available to you and us.

We conduct our business primarily through our subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries and variable interest entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.

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

The State Administration for Foreign Exchange, or SAFE, has promulgated several regulations that require PRC residents, including PRC individuals and PRC corporate entities, to register with and obtain approval from local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity for the purpose of overseas investment and financing, or offshore special purpose vehicle, with such PRC residents' legally owned assets or equity interests in domestic companies or offshore assets or interests. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

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

We have requested PRC resident shareholders who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected. See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents."

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

Under the PRC law, Renminbi is freely convertible to foreign currencies with respect to "current account" transactions, but not with respect to "capital account" transactions. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency-denominated obligations. Approval or registration from SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Dividend payments are current account transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from SAFE. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

As we may rely on dividends and other fees paid to us by our subsidiaries and variable interest entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since the functional currency of our holding company, Bitauto Holdings Limited, is the U.S. dollar while the functional currency of our PRC subsidiaries and PRC variable interest entities is the Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial position.

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our subsidiaries or variable interest entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our subsidiaries cannot exceed statutory limits and must be registered with SAFE, or its local branch. Besides SAFE registration, loans to variable interest entities may also need government approval. Capital contributions to our PRC subsidiaries must be approved by or filed with the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On August 29, 2008, the State Administration of Foreign Exchange, or SAFE, promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The circular requires that Renminbi converted from the foreign currency-denominated capital of a foreign-invested company may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments in the PRC unless otherwise provided by laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of Renminbi funds converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used for purposes within the company's approved business scope. On March 30, 2015, the SAFE promulgated Circular 19, which took effect and replaced Circular 142 from June 1, 2015. Although Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises' use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our variable interest entities require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entities' operations will be subject to statutory limits and restrictions, including those described above.

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

China's overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to the product providers or corporate borrowers who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract law, that became effective in January 1, 2008, as amended on December 28, 2012 and effective as of July 1, 2013, and its implementation rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees' probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

On October 28, 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority. We are a Cayman Islands holding company and we have subsidiaries in Hong Kong which in turn hold controlling equity interest of our PRC subsidiaries. Substantially all of our income may be derived from dividends we receive from BBII and our other PRC subsidiaries. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by BBII and our other PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, transferring or accumulating profits, shall not be recognized as beneficial owner and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiaries are determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a "resident enterprise" of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with "de facto management body" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define "de facto management body" as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, issued a circular, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, a bulletin issued by the SAT issued on July 27, 2011, which became effective September 1, 2011, provided more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. If the PRC tax authorities determine that our Cayman Islands company is a "resident enterprise" for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; in our case, this would mean that income such as interest on our public offering proceeds and other income sourced from outside the PRC would be subject to PRC enterprise income tax at a rate of 25%. Second, the EIT Law provides that dividends paid between "qualified resident enterprises" are exempt from enterprise income tax. It is unclear whether the dividends we receive from BBII will constitute dividends between "qualified resident enterprises" and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Third, dividends payable by us to our non-PRC resident enterprise investors and gains on the sale of shares by such non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individual investors may be subject to PRC individual income tax at a rate of 20%. It is unclear whether, if we were considered a PRC resident enterprise, our non-resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

In addition to the uncertainty as to the application of the "resident enterprise" classification, there can be no assurance that the PRC Government will not amend or revise the taxation laws, rules and regulations to impose stricter tax requirements, higher tax rates or retroactively apply the EIT Law, or any subsequent changes in PRC tax laws, rules or regulations. If such changes occur and/or if such changes are applied retroactively, such changes could materially and adversely affect our results of operations and financial condition.

Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial position and results of operations.

BBII enjoyed a five-year tax holiday in 2007 and was eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the 2007 circular No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as "High and New Technology Enterprise" under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

On April 21, 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as "high and new technology enterprises strongly supported by the state" and eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39, may choose between the reduced tax rate of 15% applicable to "high and new technology enterprises strongly supported by the state" and the tax exemption/reduction provided in Circular 39. Enterprises are not allowed to enjoy the 50% reduction of the preferential tax rate for "high and new technology enterprises strongly supported by the state," which is 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, BBII was not allowed to enjoy the 50% reduction of the preferential tax rate of 15% according to Circular 157, and the applicable income tax rate for BBII was 10% and 11% for 2009 and 2010, respectively. However, in 2011, it was accepted by local governmental authority that BBII was also eligible for the 50% reduction of the preferential tax rate for "high and new technology enterprises strongly supported by the state" of 15%. Therefore, the income tax rate applicable for BBII was 7.5% for the years ended 2009, 2010 and 2011. In October 2011 and 2014, BBII successfully renewed its "High and New Technology Enterprise" status for another three years and enjoyed a preferential income tax rates of 15% for the year ended December 31, 2016.

In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a "software enterprise" and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with "software enterprise" qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the Administrative Measures for the Recognition of Software Enterprise issued by relevant PRC authority in February 2013, which took effect from April 1, 2013, or the New Software Enterprise Measures. Bit EP obtained the "software enterprise" qualification under the New Software Enterprise Measures in May 2013. In December 2016, Bit EP was designated as "High and New Technology Enterprise" under the EIT law and will enjoy a preferential income tax rate of 15% from 2017. In December 2013, Target Net (Beijing) Technology Company Limited, or Target Net, was qualified as a "High and New Technology Enterprise" under the EIT law and such qualification was renewed in December 2016. Target Net enjoyed a preferential income tax rate of 15% for the year ended December 31, 2016. In December 2014, Bitauto (Xi'an) Information Technology Co., Ltd. or Bitauto Xi'an, was qualified as a "software enterprise" under the New Software Enterprise Measures and now enjoys a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bitauto Xi'an becomes profitable since December 2014. If BBII, Bit EP, Target Net or Bitauto Xi'an fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.

The PRC tax authorities have enhanced their scrutiny over the non-resident enterprise's direct or indirect transfer of equity interests in a PRC resident enterprise by promulgating and implementing the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or SAT Circular 59 and the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT, on December 10, 2009 with retroactive effect from January 1, 2008. Under Circular 698, except the purchase and sale of equity interests through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered as an abusive use of the holding company structure without reasonable commercial purposes. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority is entitled to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued Public Notice 7 which extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also interprets the term "transfer of the equity interest in a foreign intermediate holding company" broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly.

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

As of December 31, 2016, we had leased properties in 70 cities in China. With respect to 18 of these leased properties, the lessors failed to provide property title certificates proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a landlord lacks evidence of the title or the right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, our lease agreements have not been registered with competent governmental authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors' failure to register our lease agreements, our business and financial condition may be negatively impacted.

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

Under relevant PRC rules and regulations, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiaries of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. In addition, the registration must be amended within three months after the occurrence of any material changes to the underlying plan. As of the date of this annual report, we have adopted four employee share incentive plans, and, except for our 2016 share incentive plans, these grantees, through BBII, have registered and updated the registration with SAFE. We are in the process of registering the 2016 share incentive plan. Nevertheless, if in the future, we or our PRC grantees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

Risks Related to Our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$16.09 to US$33.16 in 2016 and from US$18.04 to US$31.63 to date in 2017. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies' securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. In addition, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the automobile or advertising industries in China;

•	changes in the economic performance or market valuations of other companies that provide internet content and marketing services to automakers and dealers or financial services to car buyers;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of senior management;

•	release or expiration of transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	pending or potential litigation or administrative investigations; and

•	general economic or political conditions in China.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations and proceeds from public offerings will be sufficient to meet our anticipated cash needs for ordinary operation, for at least 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares represented by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will distribute to you a shareholder meeting notice which contains, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary and voting takes place at the shareholder meeting by poll. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter may materially and adversely affect the rights of shareholders. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders' meeting.

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

For U.S. federal income tax purposes, non-United States corporation, such as our company, will be treated as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our PRC variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC.

Assuming we are the owner of our PRC variable interest entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2016. However, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2017, and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets, no assurance can be given with respect to our PFIC status for any taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is also possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming classified as a PFIC for the current year or future taxable years.

If we were to be classified as a PFIC, a U.S. Holder (as defined in "Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—General") may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an "excess distribution" under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. We urge you to consult your tax advisor concerning the U.S. federal income tax consequences of holding and disposing of ADSs or ordinary shares if we are classified as a PFIC. For more information, see "Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules."

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company's securities. If we were involved in a class action suit, it could divert a significant amount of our management's attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

As a public company in the United States, we are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company's internal control over financial reporting in its annual report, which contains management's assessment of the effectiveness of our internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We have been subject to these requirements since the fiscal year ended December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2016. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2016. See "Item 15. Controls and Procedures." However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our holding company, Bitauto Holdings Limited, was incorporated in the Cayman Islands on October 21, 2005. We conduct most of our business through our operating subsidiaries and variable interest entities in China.

Our significant subsidiaries include BBII, Bitauto Xi'an, Shanghai Yixin Financing Leasing Company Limited, or Shanghai Yixin, Techuang and Xinche Investment (Shanghai) Co., Ltd., or Xinche. BBII and Bitauto Xi'an were established in 2006 and 2014, respectively, and we own 100% of the equity of both companies through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong in April 2010. Shanghai Yixin, Techuang and Xinche were established in 2014, 2015 and 2015, respectively, and all of these companies are wholly owned subsidiaries of Yixin Capital, in which we have a controlling interest. See "—C. Organizational Structure."

Our significant variable interest entities and their subsidiaries that conduct our business operations in China include the following:

•	CIG, which was incorporated in 2002 and provides digital marketing solutions to automakers.

•	BBIT, which was incorporated in 2005 and conducts our bitauto.com business that focuses on new automobiles and our taoche.com business that focuses on used automobiles.

•	Bit EP, a subsidiary of BBIT, which was incorporated in 2011 and provides our subscription services.

•	Beijing Yixin, which was incorporated in 2015 and operates daikuan.com for our online automotive financial platform services business.

In November 2010, our ADSs began trading on the NYSE with the ticker symbol "BITA".

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

In February 2015, JD.com invested a combination of US$400 million in cash and certain resources, including exclusive access to the new and used car channels on JD.com's e-commerce sites and mobile apps together with additional support from its key platforms, as consideration for our newly issued ordinary shares. Tencent invested US$150 million in exchange for our newly issued ordinary shares. In addition, JD.com and Tencent invested US$100 million and US$150 million, respectively, in newly issued series A preferred shares of Yixin Capital. At the closing of the transactions, we held approximately 50.1% of Yixin Capital on a fully diluted basis and investors including JD.com and Tencent held 46.1% on a fully diluted basis.

In June 2016, each of Tencent, JD.com and Baidu invested US$50 million in us in exchange for our newly issued ordinary shares. In August 2016, we issued convertible bonds to PA Grand Opportunity Limited and its affiliates, or PAG, in an aggregate principal amount of up to US$150 million. The convertible bonds are due in five years from the date of issuance and have an interest rate of 2.00% per annum. The initial conversion price is US$23.67 per ADS. After the closing of both transactions, Tencent, Baidu, JD.com and PAG held 7.1%, 3.2%, 23.5% and 8.2%, respectively, of our outstanding shares on a fully diluted basis taking into effect the new issuance and the conversion of the convertible bonds at the initial conversion price.

Between August 2016 and October 2016, Tencent, JD.com, Baidu, together with certain other investors and us, invested in an aggregate amount of US$550 million in cash in Yixin Capital in exchange for newly issued series B preferred shares of Yixin Capital. At the closing of the transactions, we held approximately 46.9% of Yixin Capital on a fully diluted basis and investors including JD.com, Tencent and Baidu held 47.1% on a fully diluted basis. The financial results of Yixin remained consolidated with our company after the transactions.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct most of our operations in China through contractual arrangements among our PRC subsidiaries, our variable interest entities in China and the shareholders of these variable interest entities. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of these variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Earnings of these variable interest entities are or will be transferred to our subsidiaries under the currently applicable contractual arrangements. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the variable interest entities, which entitle our PRC subsidiaries to receive a majority of variable interest entities' residual returns. Under the arrangement, the earnings are transferred from our subsidiaries to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of retained earnings as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, each of our PRC subsidiaries, is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our subsidiaries, as a foreign-invested enterprise, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Our principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People's Republic of China. Our telephone number at this address is (86-10) 6849-2345. Our registered office in the Cayman Islands is located at Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2804, George Town, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for details regarding our capital expenditure.

B.	Business Overview

Overview

We are a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Our bitauto.com and taoche.com websites and their corresponding mobile applications provide consumers with comprehensive up-to-date information on new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Our bitauto.com website was the most visited automotive vertical website in China for new automobile pricing and promotional information in the fourth quarter of 2016; our taoche.com website is the largest used automobile vertical website in China in terms of unique visitors in the fourth quarter of 2016, according to iResearch. We also distribute our dealer customers' automobile pricing and promotional information through over 590 internet service provider partners as of December 31, 2016. As a result, our automotive database and content had broad consumer reach to China's internet users.

We managed our businesses in three segments in 2016, namely, advertising and subscription business, transaction services business and digital marketing solutions business. Our advertising and subscription business provides a variety of advertising services mainly to automakers through bitauto.com and taoche.com websites as well as corresponding mobile applications. These websites and mobile applications provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. We offer subscription services via the SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Our transaction services business is a leading automotive transaction services platform in China, which provides e-commerce transaction services to automobile dealers and online automotive financial platform services to consumers and financial institutions including banks, auto finance companies and insurance companies. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

We have established a nationwide customer base of dealers in China. Our paying subscribers for new cars were 23,700 in 2016, which was generally in line with the subscriber number in 2015 and our paying customers for used car listing were 3,100 in 2016, compared to 1,400 in 2015. In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 81 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 73 placed advertisements on our bitauto.com website in 2016. Our customer base with the combination of automakers, dealers, banks and financial institutions allows us to cross sell our services, which increases customer loyalty. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Since 2015, we have formed strategic partnership with JD.com, the leading online direct sales company in China and listed on the Nasdaq Global Select Market, Tencent, a leading provider of comprehensive internet services and listed on the Hong Kong Stock Exchange and more recently with Baidu, the leading Chinese language internet search provider. They made investments both in us and in Yixin Capital, a subsidiary of Bitauto primarily operating our online automotive financial platform services. See "Item 4. Information on the Company—A. History and Development of the Company" for details regarding investments from JD.com, Tencent and Baidu.

Our revenues were RMB2.62 billion, RMB4.25 billion and RMB5.77 billion (US$831.5 million) in 2014, 2015 and 2016, respectively.

Our Services

Our Advertising and Subscription Business

We provide advertising services to automakers and subscription services to dealers through our bitauto.com website and taoche.com website and their corresponding mobile applications.

We display advertisements on our bitauto.com and taoche.com websites and their corresponding mobile applications, and allow extensive possibilities of user interactions through rich media advertisements. Because visitors to our websites and applications usually seek specific information relating to automobiles and therefore are more likely to be interested in making automobile purchases, our websites and applications have become an ideal destination for brand advertisements and promotional activities of automakers. We are able to achieve cost-effective and targeted advertising results for our customers through our proprietary technologies and placement algorithms that target specific consumer segments. For example, we can display advertisements to consumers located in specific geographic areas based on internet protocol addresses. We can also display advertisements for particular automobile models or their competing models to consumers based on the content of the web pages they are viewing. Our taoche.com website and application focus on selling advertisements to automakers with certified pre-owned automobile programs, including text-based, banner and rich media advertisements.

Our subscription business provides web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to dealer customers in China. Such SaaS platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers.

The standard service modules for new automobile dealer subscribers include the following:

•	Dealer Listing Service is provided to our subscribers to help them reach a broad base of purchase-minded consumers. We publish our subscribers' new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website. To further broaden our subscribers' consumer reach, we have entered into arrangements with over 590 partners to become their provider of automobile pricing and promotional information. We automatically feed such information to our partners from our proprietary new automobile database, which is regularly updated and maintained by our dealer customers. We may pay a fixed fee to our major partners for their advertising space.

•	Autosite enables our subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our service also has interactive features that allow consumers to make online reservations for test drives, indicate purchase interest and ask questions and get answers online from our dealer customers. We also register and maintain independent internet domain names for Autosite users.

•	Ad Maker enables our subscribers to quickly make their own online advertisement by choosing their preferred professionally pre-designed advertisement materials and template. With Ad Maker, our subscribers can easily edit their online advertisements without using professional photo software. We also provide advertisement storage space for our subscribers to save their advertisements on our servers free of charge.

•	Virtual Call Center provides a toll-free number to each dealer for consumer inquiries. Each toll-free number has a virtual voicemail in the SaaS platform. Over 28 million call minutes were logged in 2016.

•	Auto Mini Store is an efficient marketing tool, which, with the support of the smart technology, directly connects the sales persons or consultants at dealer stores with potential car buyers.

Beginning from 2016, we ceased to report the EP Platform business as a separate segment and the subscription business was reported together with the advertising business under one segment.

Our Transaction Services Business

Our transaction services business, previously reported under our EP platform business, currently includes our online automotive financial platform services and automobile e-commerce, which are intended to facilitate completion of transactions and optimize automobile purchase experience.

•	The online automotive financial platform services provide a variety of funding approaches to potential car buyers, and this in turn increases the number of successful transactions. We offer automobile financial leasing services to car buyers and also provide financial related services tailored to our financial partners including customer acquisition, risk control and assessment, and collateral assets management. Our financial partners including several leading commercial banks, automotive financing and leasing companies or insurance companies in China, which directly provide financial products or solutions to car buyers.

•	Huimaiche.com, our online C2B automobile e-commerce platform, operates a proprietary dealer bidding system, which enables a potential car buyer to efficiently find a dealer, whose offer match his/her purchasing preferences in combination of automobile model, color and other specifications. After a potential buyer submits the details for the intended purchase, our dealer customers may participate in the online bidding. The buyer could then choose and select the bidders, whose offer matches his/her order most, and proceed the transaction with the successful bidder. In the meantime, we also provide the offline assistance to the potential buyer to facilitate the completion of a transaction.

Beginning from 2016, our transaction services business was reported separately as a new business segment.

Digital Marketing Solutions Business

Our digital marketing solutions business, operated through CIG, provides one-stop solutions to meet the digital advertising needs of international and domestic automakers in China. We distinguish ourselves from many of the general advertising agencies with our in-depth knowledge of China's automotive industry and our ability to offer the following integrated advertising solutions to automakers.

•	Online advertising. We cover all aspects of online advertising. Our in-house creative team works closely with automakers to make strategic plans and produce digital advertisements. We procure media space and display periods from portals and automotive vertical websites, including bitauto.com and taoche.com. We place advertisements on behalf of our customers on these portals and websites to achieve cost-effective advertising results. We monitor performance indicators such as the number of hits and clicks on online advertisements that we have placed using automatic monitoring tools. We analyze this data to optimize advertisement placing strategies for our automaker customers.

•	Website creation and maintenance. We provide website creation and maintenance services to our automaker customers. Our in-house creation team uses interactive and multimedia technologies to develop official websites for our automaker customers. Our typical automaker customer may have many official websites developed for each of their automobile models, local automobile dealers or special promotional events.

•	Online public relations. We have extensive experience in handling our automaker customers' daily online media interactions, monitoring online media coverage and developing and implementing strategies in response to crisis.

•	Online marketing campaigns. We conduct cost-effective online marketing campaigns for our customers through performing in-depth market research of the target audience group, identifying the most effective online media, creating and publishing campaign materials on multiple online mediums to help our automaker customers achieve their goals.

We believe our in-depth knowledge of China's automotive industry and our ability to offer integrated advertising solutions give us a competitive advantage over other advertising services companies and have allowed us to establish a nationwide customer base. In many cases, we have expanded the scope of our business relationships with our advertising clients over time such that we not only create, produce and place advertisements for our clients, but also participate in the formation of their branding and advertising strategies.

We derive our revenues from the service fees paid by our customers for the digital marketing solutions we provide as well as performance-based rebates from third-party media vendors, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on third-party websites, which is an important source of revenues for us."

Our Database

Our database is the source of information for our websites and applications and the automobile pricing, promotional and automobile dealer business information on our partners' websites. We believe our automotive content and database are one of the most comprehensive among China's online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our services as well as for future expansions. Given the significant amount of time, resources and nationwide network of dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (i) content designed for automobile consumers; (ii) dealers' business and contact information; (iii) new automobile pricings and used automobile listings and (iv) financial products and solutions for the car buyers and our financial partners. As of December 31, 2016, our database contained:

•	Business and contact information of a wide range of new automobile dealers and used car sellers;

•	Over 29 million listings of new automobile pricing and promotional information and 41 million automobile news pieces; and

•	Approximately 4.1 million used automobile listings.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives network located in 186 cities across China, as of December 31, 2016, or by our dealer customers directly. Automobile pricing and promotional information is maintained and regularly updated by dealers through subscription or applications on our bitauto.com and taoche.com websites and generally reflects the dealers' latest price. Specifications and features of each automobile model are collected by our editing team from automakers and dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

We have developed standardized data collection and quality control procedures to ensure the accuracy, consistency and timeliness of the data entered into our database. All business information of automobile dealers must be verified and approved by authorized personnel. Automobile pricing data is verified against the automakers' suggested retail prices and market prices at relevant locations; irregular or misleading prices are deleted promptly. We have developed internal cross-checking procedures supplemented by user feedback to further strengthen our quality control over our database. We also license copyrighted materials from trusted third parties.

We have multi-level protection mechanisms to ensure the safety and integrity of our database. We maintain comprehensive information technology manuals that provide for detailed policies and procedures for the protection of our information technology system, including data backup procedures, anti-virus and anti-hacking procedures, procedures for dealing with emergencies and catastrophes, and network and hardware maintenance policies. Our computer servers perform automatic data backup on a regular basis, and continually monitor our database in an effort to detect and prevent unauthorized access while ensuring fast and reliable access by consumers and our dealer customers.

Product Development

Our internet services are supported and enhanced by a team of more than 1,200 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We develop and improve our products and services to meet the evolving needs of our customers and users. In recent years, we strengthened various functions of our transaction services with the support by our technological developments. For example, in 2016, Yixin developed its proprietary automatic systems, including online submission and approval process, which substantially shortened the time for the internal review and reduced restrictions imposed on the requirements for the car buyers to complete a transaction. We spent approximately RMB148.1 million, RMB312.1 million and RMB457.4 million (US$65.9 million) on product development in 2014, 2015 and 2016, respectively. These expenditures represented 5.7%, 7.3% and 7.9% of our total revenues in 2014, 2015 and 2016.

Sales, Marketing and Customer Support

We employ an experienced sales force in each city to increase market penetration. We provide in-house education and training for our sales force to ensure they provide our current and prospective clients comprehensive information about our services and convey the advantages of using our bitauto.com, taoche.com and daikuan.com websites as marketing channels. To help our customers explore the potential synergies between their sales and marketing initiatives, we coordinated their respective selling and branding activities, which in turn improve the efficiency of our internet marketing solutions and increase our customers' satisfaction and their loyalty toward our services. Our sales and customer support team provide dedicated offline assistance to potential car buyers in terms of transaction services, including our online automotive financial platform services and automobile e-commerce, which helps to facilitate the completion of transactions.

We believe our brand names are well recognized throughout China's automotive industry and our relationships with our partners are well established within the industry.

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•	We sponsored the Formula Student China events first in 2010 along with the Society of Automotive Engineers of China. In 2015, we agreed to further sponsor this event for another five years with a total commitment of RMB15 million;

•	We organized the China Automotive Industry Forum and developed it into a significant annual event in China's automotive industry. The forum featured speakers, such as senior management of automakers and automobile dealer groups, academics and high-level government officials, and was well attended by many industry participants;

•	We organized dealer forums in order to strengthen our relationship with dealer customers;

•	We have been publishing Bitauto newsletters since 2005, which are distributed to automobile dealers throughout China free of charge and can also be made available upon request. These newsletters feature topics that interest automobile dealers, such as relevant automobile market information and government policies, as well as reports on success stories of automobile dealers and their executives;

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing, Shanghai, Guangzhou and Chengdu, and have been one of the most popular and most active participants among China's automotive vertical websites at many exhibitions.

•	Since 2011, we have been hosting the Annual Celebration of Automobiles, which selects and recognizes most popular cars and models and has become one of the most influential events of similar kind in China's automotive industry;

•	We organize and host the annual Night of Auto People event, which is one of the most prominent events in China's automobile industry, since 2012.

•	We contributed to a charity fund in cooperation with Soong Ching Ling Foundation in 2013 and agreed to contribute an aggregate of RMB5.0 million from 2013 to 2017. The fund is devoted to care for people working in the automobile industry and support talent development.

We also provide customer services and training to our dealer customers in order to help them fully utilize the potential of our SaaS platform and applications on our taoche.com website and foster customer loyalty.

Customers

Our customers consist primarily of automakers and automobile dealers that use one or more of our services. We have more automobile dealer customers than automaker customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. No single dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large amounts of their contracts with us. In 2014, 2015 and 2016, revenues from the top three automaker customers in each period accounted for approximately 8.5%, 12.0% and 6.5% respectively, of our total revenues.

The following summary illustrates the customers of our three business segments.

Advertising and subscription business customers. We have a broad base of advertising customers and subscribers. The combination of a large purchase-minded visitor base and comprehensive automotive content has attracted most of China's major automakers to place advertisements on our websites and mobile applications. Of the approximately 81 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 73 placed advertisements on our bitauto.com website in 2016. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates in China independently from their overseas investors and because those joint ventures typically have their own separate advertising budgets. We therefore treat such joint venture as a different advertising business customer than their investors. We have established a large customer base for our subscription business. We had over 23,700 paying new car dealer subscribers in 2016. We enter into a service agreement with each subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for subscribers to terminate the agreement without cause. Under these service agreements, we have the right to require customers to revise their information to be published through our SaaS platform if the information violates applicable laws. Each customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing and promotional information, and is liable to any consumers who incur losses resulting from the subscriber's failure to provide such updated and accurate information.

Transaction services business customers. Our new car dealer subscribers may bid to offer their most suitable price to the potential car buyers over Huimaiche.com and pay us commissions once we verify the completion of transaction. We also offer online automotive financial platform services to facilitate automobile transactions. We collect interest income from car buyers when we use our funds and we also charge commission fees from our financial partners for the services we provide in relation to automobile finance business. In 2016, we facilitated approximately 450,000 transactions.

Digital marketing solutions business customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2015, our digital marketing solutions business had 45 automaker customers, and those are our remained customers in 2016. As of December 31, 2016, the number of our automaker and auto-related customers increased to 103. On behalf of these automaker customers, we placed RMB2.33 billion (US$335.6 million) of online automotive advertisements in 2016, including those placed on our own websites.

Competition

We face competition in each line of our services:

•	Our advertising and subscription business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China's automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, the automotive channels of major internet portals, internet video sites, social media and networking websites and emerging new media on mobile end such as news reader applications, social media applications and rider-sharing applications, as well as traditional forms of media. Competition with other websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. With respect to our used automobile advertising services, we face competition from other used automobile websites as well as other websites and media that publish used automobile information in China. The parameters of competition are similar to those of our bitauto.com advertising business, except that the competition for our taoche.com business is more focused on the size of used automobile inventory and market penetration among used car customers. Our subscription services face competitions from China's automotive vertical websites, such as autohome.com.cn and pcauto.com.cn in terms of automobile listing, timeliness and accuracy of automobile pricing and promotional information and website traffic.

•	Our transaction services business faces competition from the automotive vertical websites that engage in automobile e-commerce business, and other major e-commerce players. We also compete with banks, financial institutions or automakers' own financial resources for our financial leasing platform services.

•	Our digital marketing solutions business faces competition from other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu Aegis Network and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising, Tensyn and iForce. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

Regulation

The following is a summary of the significant regulations or requirements that affect our business activities in China or our shareholders' rights to receive dividends and other distributions from us.

Regulations on Value-added Telecommunications Business

Our internet content services are regarded as telecommunications services, which are primarily regulated by the Ministry of Industry and Information Technology. Under the Telecommunications Regulations of the PRC, telecommunications businesses are divided into two categories, namely (i) the "basic telecommunications business," which refers to the business of providing public network infrastructure, public data transmission and basic voice communications services, and (ii) "value-added telecommunications business," which refers to the telecommunications and information services provided through the public network infrastructure. Internet information service business is listed under the second category of the value-added telecommunications business.

Regulations on Internet Information Services

BBIT operates www.bitauto.com, www.taoche.com and other websites, and Beijing Yixin operates www.daikuan.com to provide internet information services for China's automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial internet information services, the service providers shall obtain an ICP license. BBIT holds an ICP license issued by Beijing Telecommunications Administration Department, effective until February 25, 2021, which permits BBIT to carry out commercial internet information services using the above-mentioned domain names. Beijing Yixin has obtained an ICP license for the provision of information services through the internet, which remains valid until September 2020.

The PRC government regulates and restricts internet content in China to protect state security and ensure the legality of the internet content. Internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content services and the closure of the concerned websites. In addition, the Ministry of Industry and Information Technology has published regulations that subject website operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing. The Ministry of Public Security has supervision and inspection rights in this regard. The National People's Congress has enacted legislation that may subject to criminal punishment in China any person who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights.

Furthermore, the MIIT promulgated Certain Provisions on Regulating the Market Order of the Internet Information Service, or Circular 20, on December 29, 2011, which took effect on March 15, 2012. Any internet content services and any internet content related services within the territory of the PRC shall be conducted in accordance with Circular 20. According to Circular 20, internet information service providers shall neither collect user-related information or information which can identify users independently or in combination with other information, nor provide the aforesaid information to others, without users' approval or unless otherwise specified in the laws and regulations. In addition, internet information service providers shall not collect any information other than those necessary for them to provide services and shall not use users' personal information for purposes other than services provided. Where advertisements or other information windows unrelated to functions of terminal software pop out at user terminals, internet information service providers shall, in remarkable ways, provide users with functional signs to close or exit such windows. Any violation of the aforesaid requirements, internet information service providers may be subject to warnings, announcement to public and fines in the amount of RMB10,000 to RMB30,000 imposed by the competent telecommunications authorities.

On August 1, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions to further strengthen the regulation of the mobile application information services. Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user's mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user's geographical location information, access user's contact list, activate the camera or recorder of the user's mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user's consent on such functions and application programs. Furthermore, in December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which require, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device. The Interim Measures will come into effect on July 1, 2017.

On November 7, 2016, the Standing Committee of the National People's Congress promulgated the Cyber Security Law, which will become effective on June 1, 2017. In accordance with the Cyber Security Law, network operators are obligated to safeguard security of the network in conducting business and providing services. Network service providers must use technology or take other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In accordance with the Cyber Security Law, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

In addition, the Standing Committee of the National People's Congress promulgated Anti-Terrorism Law of China on December 27, 2015, which took effect on January 1, 2016. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security, information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

BBIT, Beijing Yixin and some other entities in our group are ICP operators, and are therefore subject to the regulations relating to information security. They have taken measures to comply with these regulations. They are registered with the relevant government authority in accordance with the mandatory registration requirement.

Laws and regulations that apply to communications and commerce conducted over the internet are becoming more prevalent in China, and may impose additional burdens on companies conducting business online or providing internet-related services including us. Increased regulation could negatively affect our business directly, as well as the businesses of our customers, which could reduce their demand for our services.

Regulations on Online Cultural Services

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective on April 1, 2011. The Internet Culture Measures require ICP operators engaged in "internet culture activities" to obtain an internet cultural operating license from the provincial administration of culture. "Internet culture activities" includes, among other things, online dissemination of internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products. "Internet cultural activities" are defined as an act of provision of internet cultural products and related services, which includes: (i) production, duplication, importation, publishing, and broadcasting of the internet cultural products; (ii) online dissemination whereby cultural products are posted on the internet or transmitted via internet to client ends and internet-surfing service business premises, such as internet bars, such as computers, fixed line telephones, mobiles, television sets, games machines, for online users' browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the internet cultural products. All entities engaging in commercial internet cultural activities must be approved by the Ministry of Culture.

BBIT holds an internet culture operating license issued by the Ministry of Culture to provide internet cultural services, which will expire on April 21, 2019. Although we do not foresee difficulty in successfully completing such renewal, in the event we fail to renew this license, our ability to provide internet cultural services may be affected. In addition, we will continue to operate our business pending the completion of the renewal process and if we are deemed to have violated relevant laws and regulations for this gap period operation, we may face fines and other governmental actions as a result.

Regulations on Internet Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, and the Ministry of Industry and Information Technology jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulations, which took effect on March 10, 2016 and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulations authorize the SAPPRFT, to administer, and grant approval to, all entities that engage in internet publishing, and Ministry of Industry and Information Technology, as authority in charge of internet industry, to implement corresponding supervision and administration for internet publishing business. Pursuant to the Internet Publishing Regulations, the term "internet publishing service" means the provision of online publications to the public via information network; the term "online publications" means the digital works with editing, production, processing and other publishing features, provided to the public via information network, which mainly includes: (i) informative, thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works within literature, art, science and other fields; (ii) the digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications; (iii) the network documentation database or other digital works formed through aforementioned works by selecting, organizing, collecting and other means; and (iv) other types of digital works identified by SAPPRFT.

The Internet Publishing Regulations regulate internet publishing business and content of the internet publications in China. Entities engaged in internet publishing business must be subject to annual inspection and only carry out such business within the approved scope. Entities engaged in internet publishing business are not allowed to lend, lease, sell or transfer its internet publishing permit, including allowing other internet information service providers to provide internet publishing services using its name. Further, foreign invested entities cannot engage in internet publishing business. As an internet content provider, BBIT releases articles to the internet users on its websites. According to the Internet Publishing Regulations, such acts may be deemed internet publishing. BBIT has obtained an internet publishing permit from SAPPRFT (formerly known as the General Administration of Press and Publication), which will remain effective until December 31, 2021. If we are deemed to be in breach of relevant internet publishing regulations, the PRC regulatory authorities may impose penalties, including warning, fines, confiscation of illegal income, ordering rectification, suspending permit, suspending business, deleting illegal contents, and seizing the related equipment and servers used primarily for such activities.

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

Regulations on Internet Audio-Video Programs and Radio and Television Program Production

The State Administration of Radio, Film and Television (currently known as SAPPRFT), and the Ministry of Industry and Information Technology jointly issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was amended on August 28, 2015. The Internet Audio-Video Program Measures stipulate, among other things, that any entity that engages in the production, editing, integration, and provision to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services, shall apply for an internet audio-video program operating license. To apply for the internet audio-video program operating license, the applicant shall be an entity wholly owned or controlled by state-owned enterprises, have sound technical measures for security protection, and meet other conditions set forth in the Internet Audio-Video Program Measures. However, according to the application procedures announced by the State Administration of Radio, Film and Television, non-State controlled websites which were established before promulgation of the Internet Audio-Video Program Measures and which are in compliance of the relevant PRC law may be granted with the license. BBIT has obtained an internet audio-video program operating license, which will remain effective until February 2018.

In addition to the internet audio-video program operating license, the internet audio-video program measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, and was amended on August 28, 2015, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be "internet movie producing." BBIT holds an operating license for the production of radio and television program, effective until May 31, 2018.

The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the State Internet Information Office promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local governmental authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the SAPPRFT issued a Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural groups activities, general sporting events or other organizational events must obtain the internet audio-video program operating license with permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio-radio programs on news, variety show, sports, interviews, commentary or other forms of programs through online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use "radio station, " "television station, " "broadcasting station," "TV" or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval.

Regulations on Internet Mapping Services

According to the Administrative Rules of Surveying Qualification Certificate, as amended by the National Administration of Surveying, Mapping and Geo-information (formerly known as the State Bureau of Surveying and Mapping) in August 2014, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geo-information and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information in December 2011, any entity without applying for a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the minimum amount of registered capital, the number of technical personnel and map security verification personnel, security facilities, and ISO9000 certification or approval from relevant provincial or municipal government. BBIT currently provides online traffic information inquiry services as well as internet map marking and inquiry services that allow users to locate automobile dealers. BBIT plans to expand its business in the future to include electronic mapping services that allow users to search driving routes and tourist spots. BBIT obtained a Surveying and Mapping Qualification Certificate for internet mapping on November 11, 2015, effective until December 31, 2019.

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

We conduct our businesses in China primarily through contractual arrangements with our variable interest entities or their subsidiaries, which among others, include BBIT, CIG and Beijing Yixin. BBII has contractual arrangements with BBIT, CIG and their respective shareholders. Techuang, has contractual arrangements with Beijing Yixin and its shareholders. BBIT holds a regional ICP license, which is one kind of value-added telecommunications licenses, to conduct internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its ICP license. BBIT has submitted registration applications for the trademarks used for its internet information services on its websites, but has not received approval for all its applications. Some of BBIT's registration applications are still under review. Beijing Yixin holds an ICP license issued by Beijing Communications Administration Bureau, which is a type of value-added telecommunications licenses, to conduct internet information services and currently owns, or otherwise has the legal right to use, all the domain names and trademarks used for its internet information services on its websites. CIG generally owns the necessary domain names of the websites that CIG creates for, or maintains on behalf of, our customers, but CIG does not directly own all the trademarks used on its websites. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among our variable interest entities and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

Regulations of Advertising Content

The PRC government regulates the content of advertisements through Advertisement Law, as promulgated and recently amended on April 24, 2015 and other similar laws and regulations in China. PRC laws and regulations prohibit, among other things, false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs, pharmaceutical precursor chemicals, as well as drug addiction treatment medicines, medical devices and treatment methods are not permitted. Advertisements for tobacco may not be broadcast on television. Restrictions also exist regarding the advertisement of patented products and processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. All advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, along with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and accurate and in full compliance with applicable laws and regulations. In providing advertising services, advertising operators and advertising distributors must review the specified supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements for items that are subject to government censorship and approval, advertising distributors must confirm that such censorship has been performed and approval has been obtained. The use of internet to distribute advertisements cannot affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements must be indicated with conspicuous mark for close to ensure the close of such advertisements by one click. Where internet information service providers know or should know that illegal advertisements are distributed using their services, they must prevent such advertisements from being distributed.

In addition to the above regulations, the Internet Advertising Measures also sets forth certain compliance requirements for online advertising businesses. For example, advertising operators and distributors of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and distributors must examine supporting documents provided by advertisers and verify the contents of the advertisements before publishing. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. The Internet Advertising Measures also prohibits the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the State Administration for Industry and Commerce, or the SAIC, or its local branches may force the violator to terminate its advertising operation or even revoke its business licenses. Furthermore, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulations on Financial Leasing

The PRC government regulates the financial leasing enterprises through Administrative Measures of Supervision on Financial Leasing Enterprises, or Circular 337, promulgated on September 18, 2013 and other similar laws and regulations in China. Circular 337 permits financial leasing enterprises to carry out financial leasing business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, Circular 337 prohibits financial leasing enterprises from engaging in such financial business as attracting deposits, issuing loans and granting loans on entrustment. Without the approval from relevant authorities, financial leasing enterprises shall not engage in inter-bank borrowing and other business. In addition, financial leasing enterprises are prohibited from carrying out illegal fund-raising activities in the name of financial leasing. Circular 337 requires financial leasing enterprises to establish and improve their financial and internal risk control systems, and each financial leasing enterprise's risk assets shall not exceed ten times of their total net assets. Risk assets generally refers to the adjusted total assets of a financial leasing enterprise excluding cash, bank deposits, sovereign bonds and entrusted leased assets.

The main regulations governing foreign investment in the PRC financial leasing industry includes the Administrative Measures on Foreign-Invested Lease Industry, as amended in 2015. The above measures require that a foreign investor may invest directly in the PRC financial leasing industry only if it has a total asset of no less than the equivalent of US$5 million. The Ministry of Commerce is the competent administrative authority in charge of the foreign-invested lease industry and is also responsible for the examination and approval of such business. A foreign-invested financial leasing enterprise may undertake the following business: (i) the financial leasing business; (ii) the leasing business; (iii) the purchase of leased properties from onshore and offshore; (iv) the disposal of scrap value of and maintenance of leased properties; (v) the consultancy and guaranty business relating to lease transactions; and (vi) other business approved by the examination and approval department. In addition, a foreign-invested financial leasing enterprise shall meet the following requirements: (i) have corresponding professionals, with its senior management personnel having relevant professional qualifications and experience of at least three years, (ii) the operating period of a foreign-invested financial leasing enterprise established in the form of limited liability company shall not exceed 30 years. The risk assets of a foreign-invested financial leasing enterprise shall not exceed 10 times of its net assets. Our business operations are in compliance with these regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE Circular on Relevant Issues Relating to Domestic Resident's Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or Circular 37, issued by SAFE and effective in July 2014, regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, and "round trip investment" refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into an SPV, PRC residents or entities should complete foreign exchange registration with the SAFE or its local branch. Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or Circular 75.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of Circular 37 must register their ownership interests or control in such SPVs with the SAFE or its local branch. An amendment to the registration is required if there is a material change involving the registered SPV, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions to its offshore parent company or affiliates and the capital inflow from the offshore parent company, and may also subject the relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 28, 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. In accordance with SAFE Notice 13, entities and individuals are required to apply for foreign exchange registration of foreign direct investment and overseas direct investment, including those required under Circular 37, with qualified banks, instead of SAFE. The qualified banks, under the supervision of SAFE, directly examine the applications and conduct the registration.

We conduct material businesses in China primarily through contractual arrangements with our variable interest entities and their respective shareholders. Prior to our initial public offering in 2010, all ultimate shareholders of our company who are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, all of our ultimate shareholders who are PRC residents have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader Group, Inc., or AutoTrader Group, in November 2012, certain members of our management purchased shares from a pre-IPO shareholder. In December 2013, we completed a follow-on public offering of 1,264,855 ADSs, each representing one ordinary share, at the public offering price of US$30.00 per ADS. A selling shareholder also offered and sold 1,484,345 ordinary shares. The aforesaid management members who are PRC residents and our ultimate shareholders have not amended their existing foreign exchange registration to reflect the change of their shareholding as a result of the aforesaid transactions in accordance with the then-effective foreign exchange registration regulations. As a result of the promulgation of Circular 37, it is uncertain whether our PRC resident shareholders would be required to amend the relevant existing foreign exchange registrations for the aforesaid transactions, which were consummated prior to the promulgation of Circular 37 and did not affect their shareholdings in the First Level SPVs.

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

In 2006, 2010, 2012 and 2016, our board of directors adopted the 2006 Plan, the 2010 Plan, the 2012 Plan and the 2016 Plan, respectively, pursuant to which, we may issue employee stock options to our qualified employees and directors on a regular basis. We have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing office of the State Administration of Foreign Exchange at the time of our initial public offering in 2010. We have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with Circular 7. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders who are PRC residents can successfully register with the State Administration of Foreign Exchange in full compliance with Circular 7. The failure of our PRC individual beneficiary owners and the stock options holders to complete their registration pursuant to Circular 7 and other foreign exchange requirements may subject these PRC residents to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to distribute dividends to us or otherwise materially adversely affect our business.

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

China's National Labor Law, which became effective on January 1, 1995, and China's National Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 come into force replacing both previous SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Circular 19 removed certain restrictions previously provided under Circular 142 for foreign-invested enterprises. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. Any violation of Circular 19 may result in severe penalties, including substantial fines. If our variable interest entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entities' operations will be subject to statutory limits and restrictions, including those described above.

Regulations on Dividend Distribution

Under applicable PRC laws and regulations, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective retained earnings each year, if any, to fund statutory reserve funds unless these reserves have reached 50% of the registered capital of the respective enterprises. Foreign-invested enterprises are also required to set aside funds for the employee bonus and welfare fund from their after-tax profits each year at percentages determined at their sole discretion. These reserves are not distributable as cash dividends.

PRC Enterprise Income Tax Law

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The EIT was recently amended on February 24, 2017. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises identified as key high-and-new-technology enterprises supported by the state enjoy a preferential enterprise income tax rate of 15%. An enterprise established outside of China with its "de facto management bodies" located within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, and as amended on January 29, 2014. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise's daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, and as amended on June 1, 2015, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as us. If the PRC tax authorities determine that we are a "resident enterprise" for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividends paid between "qualified resident enterprises" are exempt from enterprise income tax. However, it is unclear whether the dividends our holding companies receive from BBII will constitute dividends between "qualified resident enterprises" and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes; third, if the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by our non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individuals may be subject to PRC individual income tax at a rate of 20%. In addition, it is unclear whether, if we were considered a PRC resident enterprise, our non-resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Double the Tax Avoidance Arrangement and other relevant tax rules and regulations. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the State Administration of Taxation, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, shall not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

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

On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposing the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, shall report the Indirect Transfer to the competent tax authority of the PRC "resident enterprise." The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. On February 3, 2015, the SAT issued Public Notice 7 which extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 interprets the term "transfer of the equity interest in a foreign intermediate holding company" broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly. Circular 698 and Public Notice 7 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold an equity interest in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under Circular 698 and Public Notice 7 and may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to establish that we should not be taxed under Circular 698 or Public Notice 7, which may have a material adverse effect on our financial condition and results of operations.

Beijing Bitauto Internet Information Company Limited, or BBII, was granted a five year tax holiday in 2007 and was eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under the Circular Guofa [2007] No. 39, or Circular 39. In December 2008, BBII was designated by the Beijing Municipal Science and Technology Commission as "High and New Technology Enterprise" under the EIT Law and received the High and New Technology Enterprise certificate jointly issued by the Beijing Municipal Science and Technology Commission, Beijing Finance Bureau, and Beijing State and Local Tax Bureaus.

On April 21, 2010, the State Administration of Taxation of China, or SAT, issued a Circular on Further Clarification Concerning the Implementation Standards of Corporate Income Tax Incentives in Grandfathering Period, or Circular 157, stating that enterprises recognized as "high and new technology enterprises strongly supported by the state" and eligible to enjoy the grandfathering treatments such as a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax under Circular 39, may choose the reduced tax rate of 15% applicable to "high and new technology enterprises strongly supported by the state" or the tax exemption/reduction based on the tax rates in the grandfathering period as stated in Circular 39. Enterprises are not allowed the 50% reduction based on the preferential tax rate for "high and new technology enterprises strongly supported by the state" of 15%. Circular 157 applies retroactively from January 1, 2008.

Circular 157 was previously determined to be applicable to BBII in prior years and therefore, the applicable income tax rate was 10% and 11% for 2009 and 2010, respectively. In 2011, it was determined that BBII was not within the scope of Circular 157 and therefore, was eligible for the 50% reduction based on the preferential tax rate for "high and new technology enterprises strongly supported by the state" of 15%. Therefore, the applicable income tax rate was 7.5% for the years ended 2009, 2010 and 2011. In October 2011 and 2014, BBII successfully renewed its "High and New Technology Enterprise" status for another three years and will be able to enjoy a preferential income tax rate of 15% for the year ended December 31, 2016, as long as it maintains its qualification and continues to meet relevant requirements as a "High and New Technology Enterprise". In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a "software enterprise" and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. A notice issued by the relevant Beijing governmental authority in April 2013 requires enterprises established after January 1, 2011 with "software enterprise" qualification, like Bit EP, to re-apply for such qualification in accordance with requirements under the New Software Enterprise Measure issued by relevant PRC authority in February 2013. Bit EP obtained the "software enterprise" qualification under the New Software Enterprise Measures in May 2013. In December 2016, Bit EP was designated as "High and New Technology Enterprise" under the EIT law and will enjoy a preferential income tax rate of 15% from 2017. In December 2013, Target Net was qualified as a "High and New Technology Enterprise" under the EIT law and such qualification was renewed in December 2016. Target Net enjoyed a preferential income tax rate of 15% for the year ended December 31, 2016. In December 2014, Bitauto Xi'an was qualified as a "software enterprise" under the New Software Enterprise Measures and now enjoys a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bitauto Xi'an becomes profitable since December 2014. If BBII, Bit EP, Target Net or Bitauto Xi'an fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction, in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security reviews in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with these requirements could affect our ability to expand our business or maintain our market share. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions."

C.	Organizational Structure

The following diagram illustrates our corporate structure of principal operating entities as of the date of this annual report:

(1)	Mr. Jinsong Zhu, a vice president of our company and the chief technology officer of CIG, holds 100% equity interests in Beijing Xinbao.

(2)	BBIT, Bin Li and Weihai Qu hold 78.7%, 7.9% and 2.0% equity interests in CIG, respectively. Other four limited partnerships and one third party investor hold the remaining equity interests of 11.4%.

(3)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BBIT, respectively.

(4)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BEAM, respectively.

(5)	Beijing Runlin Automobile and Technology Company Limited is 51% owned by BBIT and 49% owned by an entity unrelated to us.

(6)	Target Net (Beijing) Technology Company Limited is 51% owned by BBIT and 49% owned by individuals unrelated to us.

(7)	Each of Tencent, JD.com and Baidu holds 24.9%, 14.2% and 3.9% equity interests on a fully diluted basis in Yixin Capital, respectively. Other third-party investors hold the remaining equity interests.

(8)	Bin Li, Shenzhen Tencent Industry Investment Fund Co., Ltd., Beijing Jiasheng Investment Management Co., Ltd. hold 55.7%, 26.6% and 17.7% equity interests in Beijing Yixin, respectively.

(9)	Bitauto Hong Kong Limited holds 74.8% equity interests on a fully diluted basis in KKC Holdings Limited. Other third-party shareholders hold the remaining equity interests.

(10)	Cai Bo, Wei Zheng and Yi Zheng hold 9.1%, 84.4% and 6.5% equity interests in Beijing Kankanche Information Technology Limited, respectively.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office spaces in four office buildings with a combined area of approximately 24,943.87 square meters as of December 31, 2016. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases in Beijing generally have terms from one to five years and may be renewed upon expiration of the lease terms. We generally make monthly rental payments. In addition, we lease office spaces in 69 other cities across China for our subsidiaries and branch offices.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this annual report.

Overview

We are a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. In 2016, our businesses were managed in three segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. We provide a variety of advertising services mainly to automakers through our bitauto.com and taoche.com websites, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Our subscription services offer our SaaS platform which provides web-based and mobile-based integrated digital marketing solutions to dealer customers in China. Based on our SaaS platform, dealer subscribers may create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. From 2014, we started transaction services, currently including our online automotive financial platform services and automobile e-commerce, which are intended to facilitate completion of transactions and optimize automobile purchase experience. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

The majority of our revenues are from the following sources:

•	advertising fees from our bitauto.com and taoche.com websites through selling advertisements to automakers with respect to new automobiles and automakers with certified pre-owned automobile programs;

•	subscription fees including new automobile dealer subscription fees and used automobile listing fees from taoche.com;

•	commission fees and interest income from our transaction services;

•	service fees paid for our integrated one-stop digital marketing solutions, which include website creation and maintenance, online advertising agent services, public relations and marketing campaigns; and

•	performance-based rebates from our media vendors.

Our business has experienced rapid growth in the past few years. As a result, we need to adjust our business segmentation to better present our results of operations. Prior to 2013, we managed businesses in three segments, namely, bitauto.com business, taoche.com business and digital marketing solutions business. From 2013 to 2014, our subscription business was added as a new segment. In the first quarter of 2015, our taoche.com business was consolidated into our advertising business and subscription business and discontinued to be reported as a separate segment. Starting from the first quarter of 2016, we combined the advertising business with our subscription business to form our advertising and subscription business and transaction services business was reported separately under a new business segment. Our businesses are currently managed in three segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. Revenues were RMB2.62 billion, RMB4.25 billion and RMB5.77 billion (US$831.5 million) in 2014, 2015 and 2016, respectively. In 2016, revenues from our advertising and subscription business, transaction services business and digital marketing solutions businesses accounted for 59.4%, 26.9% and 13.7% of our total revenues, respectively.

Factors Affecting Our Results of Operations

We believe the following factors have had, and will continue to have, a significant effect on our results of operations.

Development of China's automotive industry. We rely on China's automotive industry for substantially all of our revenues, which we generate from providing internet content, marketing services and transaction services. We have greatly benefited from the rapid growth of China's automotive industry during the past few years. China's automotive industry is still at an early stage of development and remains subject to many uncertainties, including the general economic conditions in China and around the world, the growth of disposable household income and the availability and cost of credit available to finance automobile purchases, taxes and other incentives or disincentives related to automobile purchases and ownership, environmental concerns and measures taken to address these concerns, and cost of energy including gasoline price. We believe that the auto industry in China will face challenges, as government subsidies to promote auto sales are phased out and major cities such as Beijing introduce traffic control policies that restrict new auto purchases. Adverse changes to the development of China's automotive industry would likely reduce the demand for our services.

Growth in online advertising and marketing spending by China's automobile automakers and automobile dealers. With the continuing growth of internet usage in China, the internet has become an increasingly important advertising and marketing channel to China's automotive industry. We believe we will continue to benefit from the growth in online advertising and marketing spending by automakers and automotive dealers in China.

Market penetration of our advertising and subscription business. Revenues from our advertising business are directly affected by the amount of advertisements placed by automaker customers on our bitauto.com website and, to a lesser extent, our taoche.com website. Revenues from our subscription services are directly affected by the number of subscribers and the lengths of subscriptions. Our business and results of operations will depend significantly on our ability to grow our customer base, including expanding our services into new geographic areas and providing additional services to our existing customers. In addition, the content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our websites, which in turn would affect automotive advertisers' spending on our websites. Finally, we believe our automotive content's broad consumer reach achieved through our own automotive vertical websites and our partners is also a factor considered by our automaker and dealer customers when choosing our advertising and subscription services.

Development of our transaction services business. Revenues from our transaction services business are primarily affected by the number of transactions we facilitate and service fees we may charge. From 2014, we started providing transaction services, including our online automotive financial platform services and automobile e-commerce, which are intended to facilitate completion of transactions and optimize automobile purchase experience Since the businesses are relatively new in China and we are still exploring the best approaches to grow these businesses, we may need to invest additional resources to develop and market our new services.

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

Key Components of Results of Operations

Revenues

In 2016, we generated total revenues of RMB5.77 billion (US$831.5 million). The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues for the periods presented.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Advertising and subscription business*	2,163,909	82.6	3,106,025	73.0	3,432,986	494,452	59.4
Transaction services business*	77,565	3.0	664,225	15.6	1,551,676	223,488	26.9
Digital marketing solutions business	376,365	14.4	483,945	11.4	788,286	113,537	13.7
Total revenues	2,617,839	100.0	4,254,195	100.0	5,772,948	831,477	100.0

Notes:

*	In 2014, we managed our business in four segments namely bituato.com business, taoche.com business, subscription business and digital marketing solution business. From 2015, taoche.com discontinued to be a separate business segment. Revenues generated from taoche.com's advertising business and its listing services were included in the advertising business and subscription business, respectively. From 2016, we combined the advertising business with our subscription business to form our advertising and subscription business segment and transaction services business was reported separately under a new business segment. As a result of the above changes in segment structure, the comparative figures of segment information for the years ended December 31, 2014 and December 31, 2015 were revised accordingly.

Our advertising and subscription business

Revenues from our advertising and subscription business accounted for 82.6%, 73.0% and 59.4% of our total revenues in 2014, 2015 and 2016, respectively. We generate revenues through our websites and mobile applications by providing advertising services to automakers and subscription services to our automobile dealer customers. We generate most of our advertising revenues through selling advertisements to new automakers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website. Of the approximately 81 automakers in China and their joint ventures (consisting of international and Chinese automobile manufacturers with annual sales volume of 24 million passenger automobiles), 73 placed advertisements on our bitauto.com website in 2016. Our advertising business also generates advertising revenues through selling advertisements, including text-based, banner and rich media advertisements to a few automakers with certified pre-owned automobile programs, who have been placing advertisements on our taoche.com website. We generate revenues from subscription fees paid by our automobile deal customers for the subscription of our SaaS platform, which provide web-based and mobile-based integrated digital marketing solutions to dealer customers in China.

Our transaction services business

Revenues from our transaction services business accounted for 3.0%, 15.6% and 26.9% of our total revenues in 2014, 2015 and 2016, respectively. The new automobile dealers paid us commission fees for the completed transactions. Our online automotive financial platform services generates revenues from the interest income derived from the leasing installments made by car buyers and the commission fees we charge from our financial partners for services we provide to them.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 14.4%, 11.4% and 13.7% of our total revenues in 2014, 2015 and 2016, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns and advertising agent services. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our advertising and subscription business mainly includes fees paid to our business partners to distribute our dealer customers' automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, direct service cost, depreciation and amortization of assets, turnover taxes and related surcharges. Cost of revenues for our transaction services business mainly includes automobile transaction cost, funding cost, turnover taxes and related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost, salaries and benefits for employees directly involved in revenue generation activities, bandwidth leasing fees, turnover taxes and related surcharges.

The following table sets forth our cost of revenues in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	2,617,839	100.0	4,254,195	100.0	5,772,948	831,477	100.0
Cost of revenues:
Advertising and subscription business	443,255	16.9	761,153	17.9	890,452	128,251	15.4
Transaction services business	57,214	2.2	426,640	10.0	883,438	127,242	15.3
Digital marketing solutions business	171,491	6.6	262,951	6.2	304,089	43,798	5.3
Total cost of revenues	671,960	25.7	1,450,744	34.1	2,077,979	299,291	36.0

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	sales and marketing expenses we incurred to promote our brand image through marketing activities consisting of (1) mobile-end promotions, such as promoting our mobile applications at different app stores, as well as cooperating with search engines and navigation sites on mobile sites; (2) offline events, such as automotive exhibitions and industry forums and to a less extent (3) PC-end marketing, such as cooperating with search engines and navigation sites;

•	office expenses for our daily operations, traveling and communication expenses and professional service fees;

•	operating lease expenses for our headquarters in Beijing and office space in various other cities;

•	share-based payments mainly arising from our share incentive plans;

•	allowance for doubtful accounts and credit losses;

•	depreciation and amortization;

•	Write-down of assets; and

•	others that include stamp duties, training fees and delivery costs.

The following table sets forth our selling and administrative expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	2,617,839	100.0	4,254,195	100.0	5,772,948	831,477	100.0
Selling and administrative expenses:
Salaries and benefits	351,785	13.4	590,576	13.9	972,124	140,015	16.8
Sales and marketing expenses	682,027	26.1	1,341,347	31.5	1,296,765	186,773	22.5
Office expenses	50,236	1.9	64,074	1.5	157,092	22,626	2.7
Operating lease expenses	54,709	2.1	75,176	1.8	94,751	13,647	1.6
Share-based payments	57,104	2.2	120,045	2.8	76,981	11,088	1.3
Allowance for doubtful accounts and credit losses	13,897	0.5	8,931	0.2	102,651	14,785	1.8
Depreciation and amortization	29,175	1.1	493,424	11.6	662,498	95,420	11.5
Write-down of assets	—	—	280,591	6.6	—	—	—
Others	20,705	0.8	39,833	0.9	54,949	7,913	1.0
Total selling and administrative expenses	1,259,638	48.1	3,013,997	70.8	3,417,811	492,267	59.2

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB148.1 million, RMB312.1 million and RMB457.4 million (US$65.9 million) in 2014, 2015 and 2016, respectively, representing 5.7%, 7.3% and 7.9% of our total revenues in the respective periods.

Taxation

The Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and there is no withholding tax in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, controlling equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and its variable interest entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiaries own controlling interests of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be PRC tax resident enterprises as described below and are determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or are determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

The implementation rules of the EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% if such shareholders are non-PRC resident enterprises or up to 20% if such shareholders are non-PRC resident individuals, and it is not clear whether the tax treaty benefit would be applicable in such cases.

See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders." and "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Under the EIT Law, we may be classified as a "resident enterprise" of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition."

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province in 2012. The VAT Pilot Program has been rolled out to the whole country since August 1, 2013. In May 2016, the VAT Pilot Program was extended to cover additional industry sectors, such as construction, real estate, finance and consumer services.

For the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Our entities have been subject to a 6% or 17% value-added tax since the respective effective time of the VAT Pilot Program for our services that are deemed by the relevant tax authorities to be within the relevant industries.

For more information on PRC tax regulations, see "Item 4. Information on the Company—B. Business Overview—Regulation—PRC Enterprise Income Tax Law" and "Item 10. Additional Information—E. Taxation."

Foreign Currency Exchange Difference

Our presentation currency is Renminbi. The functional currencies of our holding company, Bitauto Holdings Limited, and our wholly owned subsidiaries outside of China are the U.S. dollar and the Hong Kong dollar, while the functional currency of our PRC subsidiaries and variable interest entities is the Renminbi. We recognize exchange differences arising on the currency translation in other comprehensive income when we consolidate our holding company, Hong Kong subsidiaries and our PRC subsidiaries and variable interest entities.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make significant judgments, estimates and assumptions that effect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period, and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

Some of our accounting policies require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgment and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application place significant demands on the judgment of our management. The following descriptions of our critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements, the risks and uncertainties described under "Risk Factors" and other disclosures included in this annual report. Beginning from the first quarter of 2016, we changed our basis of accounting from IFRS to U.S. GAAP.

Principles of consolidation

We consolidate our subsidiaries, the variable interest entities and subsidiaries of variable interest entities of which we are the primary beneficiary.

A subsidiary is an entity in which (i) we directly or indirectly control more than 50% of the voting power; or (ii) we have the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies.

A variable interest entity is an entity in which our company, or our subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore our company or our subsidiaries are the primary beneficiary of the entity.

All transactions and balances among our company, our subsidiaries, the variable interest entities and subsidiaries of variable interest entities have been eliminated upon consolidation. The results of subsidiaries, the variable interest entities and subsidiaries of variable interest entities acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Business Combinations and noncontrolling interests

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations". The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination considered as a step acquisition, we remeasure the previously held equity interest in the acquiree immediately before obtaining control at the acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

For our majority-owned subsidiaries, variable interest entities and subsidiaries of variable interest entities, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to our company. Noncontrolling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated statements of comprehensive income to distinguish the interests from that of our company.

Revenue Recognition

Revenue principally represents advertising and subscription services revenue, transaction services revenue and agent services revenue. Consistent with the criteria of ASC 605 "Revenue Recognition", we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Value-added tax ("VAT") is included in revenue.

Revenue arrangements with multiple deliverables are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management's best estimate of selling price.

Advertising services. Revenue from advertising services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. We also organize promotional events to help customers to promote their products. We recognize revenue from organizing promotional events when the services have been rendered, and the collectability is reasonably assured. Revenues from advertising services are reported at a gross amount.

Subscription services. We provide web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to dealer customers in China. Such SaaS platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market the automobiles to consumers. The revenue is recognized on a straight-line basis over the subscription or listing period. Revenues from dealer subscription and listing services are reported at a gross amount.

We invoice our customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. We record amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in our consolidated balance sheets.

Transaction services. We provide automobile financial leasing services on our automotive financial services platform. Revenue attributable to such services is recognized over the lease period on the effective interest method so as to produce a constant rate of return on the net investment in the lease. We also recognize commission-based fees for the provision of automobile e-commerce services.

Agent services. We receive commissions for assisting customers in placing advertisements on media vendor websites ("advertising agent services"). The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. We also receive performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers we represent. Revenue is recognized when the amounts of these performance-based rebates are probable and reasonably estimable. We also provide project-based services such as public relations and marketing campaign. Revenue is recognized when the services have been rendered, and the collectability is reasonably assured.

Foreign currencies

Our company, our subsidiaries, variable interest entities and subsidiaries of variable interest entities individually determine our functional currency based on the criteria of ASC 830 "Foreign Currency Matters". The functional currencies of our company and our subsidiaries outside China are the U.S. dollar ("US$") and the Hong Kong dollar ("HKD"), and the functional currency of PRC subsidiaries, variable interest entities and subsidiaries of variable interest entities is the RMB. Since our operations are primarily denominated in the RMB, we have chosen the RMB as the reporting currency for the consolidated financial statements.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income.

The financial statements of the entities with non-RMB functional currencies are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, average exchange rate for the year for income and expense items, and historical exchange rate for equity items. Translation gains or losses arising from the translation are recognized in accumulated other comprehensive income as a component of shareholders' equity.

Accounts receivable, net

Accounts receivable are amounts due from customers for services performed or merchandise sold in the ordinary course of business. If collection of accounts receivable is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Accounts receivable are recorded net of allowance for doubtful accounts. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, such as the accounts aging, financial conditions of the customer and industry trend.

Investment in equity investees

Investment in equity investees represents our investments in privately-held companies. We apply the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 "Investment - Equity Method and Joint Ventures," over which we have significant influence but do not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity's common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity's common stock.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which we neither have significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.

Under the equity method, our share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of comprehensive income and our share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders' equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds our interest in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, we carry the investment at cost and recognize income to the extent of dividends received from the distribution of the equity investee's post-acquisition profits.

From time to time, the rights on certain investments in which we have significant influence were modified with new rounds of financing. These modifications may be additions or removals of certain rights. As a result of such modification, these equity investments, which were accounted for using equity method, were reclassified as investments accounted for using cost method, or vice versa. The carrying amount of the investments was remeasured upon the reclassification and a deemed disposal gain or loss was recognized in the investment income/(loss) in the consolidated statements of comprehensive income.

We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in investment income/(loss) in the consolidated statements of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and impairment if any. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method.

Impairment of long-lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

There were no indicators of impairment associated with the long-lived assets as of December 31, 2014 and 2016, respectively. At the year end of 2015, we recorded a write-down of assets for the business cooperation relating to resources to be provided through the channel of Paipai.com, as the Paipai.com business was terminated by JD.com.

Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we considers assumptions that market participants would use when pricing the asset or liability.

We measure certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Share-based Payments

Our share-based awards mainly comprise share options and restricted share units ("RSUs"). In accordance with ASC 718 "Compensation – Stock Compensation", share-based awards granted to employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded vesting method, net of estimated forfeitures, over the requisite service period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

If a share-based award is modified after the grant date, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of the modification or over the remaining requisite service period, depending on the vesting status of the award.

We, with the assistance of independent third-party valuation firms, estimated the share-based payments for share options on the grant dates based on each option's fair value as calculated using the binomial option pricing model and the following assumptions, inputs and weighted-average fair value per option granted.

	The 2006 Plan Vesting Period of 3 Years		The 2006 Plan Vesting Period of 4 Years and the 2010 Plan		The 2010 Plan		The 2010 Plan
Grant date		December 28, 2010		December 28, 2010		February 8, 2010		August 7, 2012
Fair value per share	US$	10.16	US$	10.16	US$	3.02	US$	4.20
Exercise price per share	US$	10.20	US$	10.20	US$	3.20	US$	4.03
Risk-free interest rate of return		3.58%		3.58%		3.62%		1.72%
Dividend yield		—		—		—		—
Expected volatility		69%		69%		60%		53%
Expected terms		10 years		10 years		10 years		10 years
Weighted-average fair value per option granted	US$	5.08	US$	5.36	US$	3.60	US$	2.34

On the date of grant, since we did not have a trading history for our ordinary shares sufficient to calculate our own historical volatility, the volatility was estimated based on annualized standard deviation of daily stock price return of comparable companies for the period before valuation date and with similar span as time to expiration.

The fair value of RSUs granted subsequent to the initial public offering is the price of publicly traded shares on the date of grant.

Income taxes

We account for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

We adopt ASC 740-10-25 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. We did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31 2014, 2015 and 2016.

Leases

Each lease is classified at the inception date as either a capital lease or an operating lease.

For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the consolidated statements of comprehensive income on a straight-line basis over the terms of underlying lease.

For leases where we are the lessor, a transaction is accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. The net investment in the leases consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The allowance for credit losses is based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process.

If a lease transaction does not meet the criteria for classification as a capital lease as specified above, it is classified by the lessor as an operating lease. The payments received by the lessor are recorded as lease income in the period in which the payment is received or becomes receivable. We record the leased property as property, plant and equipment, net on the consolidated balance sheets and depreciated in the same manner as the other equipment. Initial direct costs are amortized over the lease term as the related lease revenue is recognized. However, these costs may be charged to expense as incurred if the effect is not materially different from straight-line amortization.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Revenue	2,617,839	4,254,195	5,772,948	831,477
Cost of revenue(1)	(671,960)	(1,450,744)	(2,077,979)	(299,291)
Gross profit	1,945,879	2,803,451	3,694,969	532,186
Selling and administrative expenses(2)(4)	(1,259,638)	(3,013,997)	(3,417,811)	(492,267)
Product development expenses	(148,078)	(312,100)	(457,367)	(65,875)
Other (losses)/gains, net	(10,904)	60,508	70,981	10,223
Income/(Loss) from operations(4)	527,259	(462,138)	(109,228)	(15,733)
Interest income	13,607	24,980	41,651	5,999
Interest expense	(6,340)	(8,140)	(52,155)	(7,512)
Share of results of equity investees	(893)	(16,663)	(25,640)	(3,693)
Investment income/(loss) (4)	53,581	141,195	(45,012)	(6,483)
Profit/(Loss) before tax(3) (4)	587,214	(320,766)	(190,384)	(27,422)
Income tax expense	(97,643)	(64,518)	(147,569)	(21,254)
Net income/(loss) (4)	489,571	(385,284)	(337,953)	(48,676)

(1)	Including amortization of intangible assets resulting from asset and business acquisitions of RMB8.5 million, RMB19.5 million and RMB1.1 million (US$0.2 million) in 2014, 2015 and 2016, respectively.

(2)	Including share-based payments of RMB57.1 million, RMB120.0 million and RMB77.0 million (US$11.1 million) in 2014, 2015 and 2016, respectively. Also including amortization of intangible assets resulting from asset and business acquisitions and write-down of assets of RMB6.7 million, RMB750.3 million and RMB623.1 million (US$89.7 million) in 2014, 2015 and 2016, respectively.

(3)	Including fair value adjustment of contingent considerations of RMB2.7 million and RMB3.6 million in 2014 and 2015, respectively, share of amortization of equity investments' intangible assets not on their books of RMB0.4 million, RMB0.3 million and RMB2.5 million (US$0.4 million) in 2014, 2015 and 2016, respectively, investment income associated with non-cash investment matters of RMB53.6 million and RMB141.2 million in 2014 and 2015, respectively, investment loss associated with non-cash investment matters of RMB40.4 million (US$5.8 million) in 2016, and amortization of the BCF discount on the convertible notes of RMB13.2 million (US$1.9 million) in 2016.

(4)	In March 2017, one of our equity investees announced its termination of operation due to failure of a new round of financing. The announcement provides additional evidence about conditions that existed as of the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events). After assessing the financial condition of the equity investee, we determined that in the year of 2016, an impairment charge of RMB26.6 million (US$3.8 million) was further recognized to make the investment in this equity investee fully impaired and a write-down of RMB20.0 million (US$2.9 million) was recognized for the amount due from this equity investee as of December 31, 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue. Our total revenue increased by 35.7% from RMB4.25 billion in 2015 to RMB5.77 billion (US$831.5 million) in 2016. This increase was primarily due to the growth of our transaction services business and digital marketing solutions business.

Our advertising and subscription business. Revenue from our advertising and subscription business increased by 10.5% from RMB3.11 billion in 2015 to RMB3.43 billion (US$494.5 million) in 2016. The increase was primarily attributable to an increase in customers’ spending on our advertising and subscription services.

Our transaction services business. Revenue from our transaction services business increased by 133.6% from RMB664.2 million in 2015 to RMB1.55 billion (US$223.5 million) in 2016. The increase was primarily due to a higher volume of transaction services.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 62.9% from RMB483.9 million in 2015 to RMB788.3 million (US$113.5 million) in 2016. The increase was attributable to an increase in the number of advertising customers as well as increased spending from some customers.

Cost of Revenue. Our cost of revenue increased by 43.2% from RMB1.45 billion in 2015 to RMB2.08 billion (US$299.3 million) in 2016.

Our advertising and subscription business. Cost of revenue from our advertising and subscription business increased by 17.0% from RMB761.2 million in 2015 to RMB890.5 million (US$128.3 million) in 2016. The increase was mainly due to an increase in fees paid to partners' websites to distribute dealer customers' automobile pricing and promotional information.

Our transaction services business. Cost of revenue from our transaction services business increased by 107.1% from RMB426.6 million in 2015 to RMB883.4 million (US$127.2 million) in 2016. This increase was mainly due to increase in automobile transaction cost, funding cost, turnover taxes and related surcharges.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 15.6% from RMB263.0 million in 2015 to RMB304.1 million (US$43.8 million) in 2016. This increase was mainly due to increase in direct costs of the customer support services such as marketing activities and website design and maintenance for our customers.

Gross Profit. Our gross profit increased by 31.8% from RMB2.80 billion in 2015 to RMB3.69 billion (US$532.2 million) in 2016.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 13.4% from RMB3.01 billion in 2015 to RMB3.42 billion (US$492.3 million) in 2016. This increase was primarily attributable to the increase in headcount and related expenses.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 64.6% from RMB590.6 million in 2015 to RMB972.1 million (US$140.0 million) in 2016. This increase was mainly attributable to the increase in the number of our sales and marketing employees and a modest increase in the average employee salaries.

Sales and marketing expenses. Our sales and marketing expenses decreased by 3.3% from RMB1.34 billion in 2015 to RMB1.30 billion (US$186.8 million) in 2016.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the year ended December 31, 2014, 2015 and 2016 was nil, RMB469.8 million and RMB603.1 million (US$86.9 million).

Office expenses. Our office expenses increased by 145.2% from RMB64.1 million in 2015 to RMB157.1 million (US$22.6 million) in 2016.

Operating lease expenses. Our operating lease expenses increased by 26.0% from RMB75.2 million in 2015 to RMB94.8 million (US$13.6 million) in 2016.

Product Development Expenses. Our product development expenses increased by 46.5% from RMB312.1 million in 2015 to RMB457.4 million (US$65.9 million) in 2016. This increase was primarily due to an increase in product development headcount and related expenses.

Income Tax Expense. Our income tax expense increased from RMB64.5 million in 2015 to RMB147.6 million (US$21.3 million) in 2016. This increase was primarily because of the impact of increased operating profit as well as certain one-off non-deductible expenses for some of our subsidiaries.

Net Loss. As a result of foregoing, we recorded a net loss of RMB338.0 million (US$48.7 million) in 2016.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue. Our total revenue increased by 62.5% from RMB2.62 billion in 2014 to RMB4.25 billion in 2015. This increase was primarily due to the growth of our advertising and subscription business, transaction services business and digital marketing solutions business.

Our advertising and subscription business. Revenue from our advertising and subscription business increased by 43.5% from RMB2.16 billion in 2014 to RMB3.11 billion in 2015. The increase was attributable to better brand recognition of the bitauto.com website due to its leading position as one of the most effective auto vertical destinations in China, an increase in advertising spending by automaker customers.

Our transaction services business. Revenue from our transaction services business increased by 756.3% from RMB77.6 million in 2014 to RMB664.2 million in 2015. The increase was primarily due to an increase in transaction services, including automobile e-commerce and online automotive financial platform services.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 28.6% from RMB376.4 million in 2014 to RMB483.9 million in 2015. The increase was attributable to an increase in the number of advertising customers in 2015.

Cost of Revenue. Our cost of revenue increased by 115.9% from RMB672.0 million in 2014 to RMB1.45 billion in 2015.

Our advertising and subscription business. Cost of revenue from our advertising and subscription business increased by 71.7% from RMB443.3 million in 2014 to RMB761.2 million in 2015. The increase was mainly due to an increase of RMB79.9 million in higher-direct-cost services, as well as an increase of RMB153.2 million in fees paid to partners' websites to distribute dealer customers' automobile pricing and promotional information.

Our transaction services business. Cost of revenue from our transaction services business increased by 645.7% from RMB57.2 million in 2014 to RMB426.6 million in 2015. This increase was mainly due to an increase of RMB318.3 million in direct costs in transaction services.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 53.3% from RMB171.5 million in 2014 to RMB263.0 million in 2015. This increase was mainly due to increase in direct costs of the customer support services such as marketing activities and website design and maintenance for our customers.

Gross Profit. Our gross profit increased by 44.1% from RMB1.95 billion in 2014 to RMB2.80 billion in 2015.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 139.3% from RMB1.26 billion in 2014 to RMB3.01 billion in 2015. This increase was primarily attributable to the increase in headcount and related expenses, mobile marketing efforts, amortization of intangible assets relating to the strategic cooperation with JD.com as well as write-down of assets.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 67.9% from RMB351.8 million in 2014 to RMB590.6 million in 2015. This increase was mainly attributable to the increase in the number of our sales and marketing employees and a modest increase in the average employee salaries.

Sales and marketing expenses. Our sales and marketing expenses increased by 96.7% from RMB682.0 million in 2014 to RMB1.34 billion in 2015. This increase was mainly due to an increase in expenses relating to the mobile marketing efforts.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the year ended December 31, 2013, 2014 and 2015 was nil, nil and RMB469.8 million.

Office expenses. Our office expenses increased by 27.5% from RMB50.2 million in 2014 to RMB64.1 million in 2015.

Operating lease expenses. Our operating lease expenses increased by 37.4% from RMB54.7 million in 2014 to RMB75.2 million in 2015.

Product Development Expenses. Our product development expenses increased by 110.8% from RMB148.1 million in 2014 to RMB312.1 million in 2015. This increase was primarily due to an increase in product development headcount and their related expenses.

Income Tax Expense. Our income tax expense decreased from RMB97.6 million in 2014 to RMB64.5 million in 2015. This decrease was primarily because of a decrease in taxable profit.

Net Loss. As a result of foregoing, we recorded a net loss of RMB385.3 million in 2015.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

See Item 18 of Part III, "Financial Statements—Note 3—Recent accounting pronouncements. "

B.	Liquidity and Capital Resources

The following table presents a summary of our consolidated balance sheets data as of December 31, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB	US$
	(In thousands)
Cash, cash equivalents, time deposits and restricted cash	3,391,528	7,649,565	1,101,767
Total current assets	7,885,047	16,474,959	2,372,888
Total assets	13,071,012	29,934,756	4,311,502
Total current liabilities	2,660,501	11,953,916	1,721,722
Total liabilities	2,748,724	16,173,045	2,329,403
Redeemable noncontrolling interests	1,697,718	3,939,646	567,427
Total shareholders' equity	8,624,570	9,822,065	1,414,672
Total liabilities, redeemable noncontrolling interests and shareholders' equity	13,071,012	29,934,756	4,311,502

Our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and their variable interest entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion of retained earnings amounted to RMB57.2 million and RMB89.8 million (US$12.9 million) as of December 31, 2015 and 2016, respectively.

To date, our principal sources of liquidity have been cash collected from customers, the proceeds from the private placement of our Series A, B, C, D-1 and D-2 convertible preference shares, the net proceeds from our initial public offering in 2010, the net proceeds from our follow on offering in December 2013, and the net proceeds from the private placement with investors including Tencent and JD in February 2015 and Tencent, JD and Baidu in June 2016. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." As of December 31, 2015 and 2016, we had RMB3.39 billion and RMB7.65 billion (US$1.10 billion) in cash, cash equivalents, time deposits and restricted cash, respectively. Although we consolidate the results of our PRC variable interest entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC variable interest entities and Their Shareholders."

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

Our cash, cash equivalents, time deposits and restricted cash as of December 31, 2015 and 2016 are listed in the table below.

	As of December 31,
	2015	2016
	RMB	RMB
	(In millions)
Cash located outside of the PRC
- in US dollars	1,615.4	5,517.7
- in HK dollars	0.1	0.1
- in RMB	0.3	-
	1,615.8	5,517.8
Cash located in the PRC:
- held by variable interest entities and subsidiaries of variable interest entities:
- in RMB	802.3	1,170.3
- in US dollars	90.9	-
- held by subsidiaries:
- in RMB	795.9	947.6
- in US dollars	86.6	13.9
	1,775.7	2,131.8
Cash, cash equivalents, time deposits and restricted cash	3,391.5	7,649.6

Cash balance located in the PRC, which are held by our variable interest entities and PRC subsidiaries, can be transferred to our subsidiaries outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders."

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Dividend payments are current account transactions, which can be made in foreign currencies by complying with certain procedural requirements but do not require prior approval from SAFE. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may affect the value of your investment."

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	409,920	601,883	527,396	75,961
Net cash used in investing activities	(320,288)	(4,175,746)	(16,966,591)	(2,443,698)
Net cash provided by financing activities	28,658	5,274,932	15,422,674	2,221,327
Effect of exchange rate changes on cash and cash equivalents	1,523	18,332	97,636	14,063
Increase/ (Decrease) in cash and cash equivalents	119,813	1,719,401	(918,885)	(132,347)
Cash and cash equivalents at beginning of the year	1,101,660	1,221,473	2,940,874	423,574
Cash and cash equivalents at the end of the year	1,221,473	2,940,874	2,021,989	291,227

Operating Activities

Net cash provided by operating activities was RMB527.4 million (US$76.0 million) for the year ended December 31, 2016. This amount reflected net loss of RMB338.0 million (US$48.7 million), and was (i) adjusted for certain non-cash expenses, principally amortization of intangible assets of RMB633.4 million (US$91.2 million), and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB393.3 million (US$56.6 million) and an increase in accounts payable of RMB619.8 million (US$89.3 million) and (ii) offset by certain non-cash income and by changes in certain working capital accounts that negatively affected operating cash flow, primarily being an increase of RMB426.8 million (US$61.5 million) in accounts receivable, an increase of RMB258.7 million (US$37.3 million) in prepayments and other receivables, an increase of RMB104.3 million (US$15.0 million) in other current assets and an increase of RMB462.0 million (US$66.5 million) in other non-current assets. The increase in other payables and accruals was attributable to an increase in advances from customers, and taxes and related surcharges. The increase in accounts receivable was primarily attributable to higher sales volume in 2016. The increase in other non-current assets was attributable to prepayments related to automotive financial services in 2016. See "—B. Liquidity and Capital Resources—Accounts Receivable and Payable" for more detailed information regarding our accounts receivable.

Net cash provided by operating activities was RMB601.9 million for the year ended December 31, 2015. This amount reflected net loss of RMB385.3 million, and was (i) adjusted for certain non-cash expenses, principally amortization of intangible assets of RMB495.6 million, write-down of assets of RMB280.6 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB392.6 million and an increase in accounts payable of RMB433.6 million and (ii) offset by certain non-cash income and by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB384.2 million in accounts receivable and an increase of RMB154.2 million in prepayments and other receivables. The increase in other payables and accruals was attributable to an increase in advances from customers, and taxes and related surcharges. The increase in accounts receivable was primarily attributable to higher sales volume in 2015. See "—B. Liquidity and Capital Resources—Account Receivable and Payable" for more detailed information regarding our accounts receivable.

Net cash provided by operating activities was RMB409.9 million for the year ended December 31, 2014. This amount reflected net income of RMB489.6 million, and was (i) adjusted for certain non-cash expenses, principally depreciation of property, plant and equipment of RMB38.3 million, amortization of intangible assets of RMB21.0 million, allowance for doubtful accounts of RMB13.9 million, and share-based payments of RMB57.1 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB293.1 million and an increase in accounts payable of RMB292.1 million and (ii) offset by certain non-cash income, principally gain from step acquisition arising from revaluation of previously held equity interest of RMB53.6 million and by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB653.5 million in accounts receivable and an increase of RMB64.5 million in prepayments and other receivables. The increase in other payables and accruals was attributable to an increase in advances from customers, in other payables and in taxes and related surcharges. The increase in accounts receivable was primarily attributable to higher sales volume in 2014. See "—B. Liquidity and Capital Resources—Accounts Receivable and Payable" for more detailed information regarding our accounts receivable.

Investing Activities

Net cash used in investing activities was RMB16.97 billion (US$2.44 billion) for the year ended December 31, 2016. This amount was primarily attributable to RMB11.11 billion (US$1.60 billion) used in automotive financial services, RMB6.90 billion (US$994.1 million) used in placement of restricted cash, RMB575.0 million (US$82.8 million) used in purchases of property, plant and equipment and RMB280.2 million (US$40.4 million) used in purchase of investment in equity investees. The amount was offset of RMB1.82 billion (US$262.5 million) by proceeds from restricted cash and RMB100.0 million (US$14.4 million) by proceeds from maturity of time deposits.

Net cash used in investing activities was RMB4.18 billion for the year ended December 31, 2015. This amount was primarily attributable to RMB2.78 billion used in automotive financial services, RMB334.1 million used in placement of restricted cash, RMB2.39 billion used in placement of time deposits, RMB231.9 million used in the purchases of property, plant and equipment and RMB921.1 million used in purchase of investment in equity investees. The amount was offset of RMB2.44 billion by proceeds from maturity of time deposits.

Net cash used in investing activities was RMB320.3 million for the year ended December 31, 2014. This amount was primarily attributable to RMB107.7 million used in acquisitions of subsidiaries, RMB97.3 million used in purchase of investment in equity investees, RMB61.2 million used in placement of time deposits, RMB48.4 million used in the purchases of property, plant and equipment and RMB7.9 million used in the purchases of intangible assets.

Financing Activities

Net cash provided by financing activities was RMB15.42 billion (US$2.22 billion) for the year ended December 31, 2016, mainly attributable to RMB6.96 billion (US$1.00 billion) from net proceeds from borrowings, RMB4.43 billion (US$638.1 million) from net proceeds from nonrecourse securitization debt, RMB2.04 billion (US$294.4 million) from issuance of subsidiary’s redeemable convertible preference shares, net of issuance costs, RMB991.7 million (US$142.8 million) from issuance of convertible debt and RMB978.0 million (US$140.9 million) from issuance of ordinary shares, net of issuance costs.

Net cash provided by financing activities was RMB5.27 billion for the year ended December 31, 2015, mainly attributable to RMB361.1 million from proceeds from borrowings, RMB1.54 billion from issuance of subsidiary’s redeemable convertible preference shares, net of issuance costs and RMB3.37 billion from issuance of ordinary shares, net of issuance costs.

Net cash provided by financing activities was RMB28.7 million for the year ended December 31, 2014, mainly attributable to RMB29.5 million from the exercise of share options.

Accounts Receivable and Payable

For the advertising agent services we provide through our digital marketing solutions business, we act as an agent in placing advertisements on the websites of our media vendors on behalf of our automaker customers. We receive fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors' websites, and therefore, record the fees on a net basis in our consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related accounts receivable or payable recorded on a gross basis. For the advertising services we provide through our bitauto.com advertising business and taoche.com business, we act as the principal in the arrangement and record revenues on a gross basis in our consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with our customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, we enter into publishing schedule agreements with our automaker and automobile dealer customers, before we enter into related advertising agreements with the media vendors who are then obligated to place the advertisements according to the customers' publishing schedule agreements. At such time, we record receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through us. Gross billings include the gross value of advertisements placed by our customers that correspond to the gross payables recorded due to the media vendors. Gross billings for the year ended December 31, 2016 amounted to RMB8.06 billion (US$1.16 billion) compared to RMB5.71 billion for the year ended December 31, 2015.

As of December 31, 2016, an amount of RMB676.6 million (US$97.5 million) related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers under the publishing schedule agreements. Under our contracts with media vendors, terms of our accounts payable due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. We have not experienced any collection issues that required us to provide allowance for doubtful accounts in connection with our receivables from our automaker customers. However, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due and in advance of when we receive the related payments from our automaker customers. In addition, we may incur penalties for late payments. See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be liable to pay third-party media vendors in connection with the advertisements we placed with them on behalf of our automaker customers if we fail to collect some or all the payments from these automaker customers."

DSO

Annual days sales outstanding, or DSO, for our automaker customers that have entered into revenue arrangements with us directly, is defined as average accounts receivable due from these automakers divided by gross billings to these automakers, multiplied by 365 days. Annual DSO for other non-financial leasing customers, which include all of our other non-financial leasing customers other than our automaker customers that have entered into revenue arrangements with us directly, is defined as average accounts receivable due from these customers divided by gross billings to these customers, multiplied by 365 days. Due to the seasonal nature of our business, we do not find DSO for interim periods a meaningful indicator of our business. In 2016, our annual DSO for automaker customers was 156 days and for other non-financial leasing customers was 82 days, compared to 148 days and 90 days, respectively, in 2015.

Capital Expenditures

Our capital expenditures amounted to RMB261.3 million, RMB1.16 billion and RMB945.3 million (US$136.1 million) in 2014, 2015 and 2016, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets, acquisitions of subsidiaries and investment in equity investees. We expect our capital expenditures in 2017 to consist principally of similar types of items.

See Item 18 "Financial Statements."

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our "Bitauto" trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2017, we held 1,014 registered trademarks, 518 pending trademark applications, 8 patents and 132 computer software copyrights. We have registered 2,139 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.taoche.com.

We incurred research and development expenses of RMB148.1 million, RMB312.1 million and RMB457.4 million (US$65.9 million) in 2014, 2015 and 2016, respectively.

See "Item 4. Information on the Company—B. Business Overview—Product Development."

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2016 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	243,652	93,185	115,151	35,316	—
Borrowings	7,653,678	5,917,881	1,735,797	—	—
Nonrecourse securitization debt	4,629,789	2,948,220	1,681,569	—	—
Convertible debt	1,144,605	20,811	41,622	1,082,172	—
Total	13,671,724	8,980,097	3,574,139	1,117,488	—

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During 2016, our operating lease obligations are RMB243.7 million.

G.	Safe Harbor

See "Forward Looking Statements" on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	42	Chairman of the Board of Directors, Chief Executive Officer
Xuan Zhang	41	Director and President
Sidney Xuande Huang	51	Director
Joseph Luppino	55	Director
Erhai Liu	48	Director
Yu Long	44	Director
Jun Hou	52	Director
Cynthia He	41	Chief Financial Officer
Lei Zhu	31	Chief Technology Officer
Xiaoke Liu	36	Senior Vice President
Weihai Qu	41	Senior Vice President

Mr. Bin Li is our founder and has served as our chairman of the board of directors and chief executive officer since 2005. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. In 2002, Mr. Li and Mr. Weihai Qu, our senior vice president, co-founded Beijing C&I Advertising Company Limited, one of our variable interest entities in China, and has served as its chairman of the board of directors and chief executive officer since its inception. In addition, Mr. Li currently serves as the vice-chairman of CADA, and was recognized by CADA in 2008 as one of the top 10 most influential and distinguished people in China's automobile dealer industry in the past 20 years. In 2014, Mr. Li founded Nio, a global startup company that designs and develops electronic vehicles, and currently serves as chairman of the board of directors. Mr. Li received his bachelor's degree in Sociology from Peking University where he minored in Law.

Mr. Xuan Zhang has served as our director since March 2017 and our president since August 2016. He has also served as chief executive officer of Yixin Capital since 2015. Mr. Zhang was our chief operating officer from 2015 to 2016, our chief financial officer from 2009 to 2016, and our vice president of finance from 2006 to 2009. Mr. Zhang has over 10 years of operational and managerial experiences with both multinational companies and local Chinese companies. His extensive involvement in Bitauto's strategy and operations contributed significantly to the growth of our company and our company's successful listing on NYSE in 2010. Prior to 2006, Mr. Zhang co-founded a consulting firm that provided professional marketing, finance and HR services to local Fortune 500 companies and multinationals in China. He also served as a manager at Ernst & Young LLP and PricewaterhouseCoopers LLP between 2000 and 2004. Mr. Zhang is a certified public accountant in the State of New York and he received both of his bachelor's degrees in Finance and Accounting from New York University.

Mr. Sidney Xuande Huang has served as our director since 2010. He was previously our independent director until we entered strategic partnership with JD.com and Tencent in early 2015. Mr. Huang has been the chief financial officer of JD.com since September 2013. Prior to that, he was the chief financial officer of Pactera Technology International, a leading China-based IT services provider, and its predecessor company, VanceInfo Technologies Inc., from 2006 to 2013. Mr. Huang also served as VanceInfo's co-president from 2011 to 2012 and its chief operating officer from 2008 until 2010. Prior to joining VanceInfo, he served as the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Prior to 2004, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He was a Certified Public Accountant in the State of New York. Mr. Huang obtained his master's degree of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor's degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Mr. Joseph Luppino has served as our director since May 2016. Mr. Luppino is currently senior vice president and chief operating officer of Cox Automotive International, overseeing day-to-day operations in markets outside of the United States. In addition, Mr. Luppino is responsible for managing and developing existing and potential new strategic partnerships in emerging markets including Brazil, India and China. Cox Automotive, the parent company of Cox Automotive International, is also the parent company of AutoTrader Group, or ATG Group, which is a major shareholder of us. Prior to Mr. Luppino's current role, he was responsible for Cox Automotive's global corporate development, legal, real estate and construction functions, compliance and employment practices, government affairs. Mr. Luppino's previous positions include senior vice president and chief financial officer for Manheim, vice president and chief information officer of Manheim, vice president and chief operating officer of Manheim Interactive, and executive director of marketing operations for Cox Enterprises. Mr. Luppino holds a bachelor of science degree in accounting from St. Peter's College.

Mr. Erhai Liu has served as our director since 2005 and independent director since 2011. Mr. Liu is a founding and managing partner of Joy Capital. Before founding Joy Capital in 2015, Mr. Liu had worked for Legend Capital around 12 years from 2003 to 2015. He was a managing director of Legend Capital and led the TMT and innovative consumption team. At Legend Capital, Mr. Liu was responsible for investments in CAR Inc. (HK: 0699), BitAuto Holdings Limited (NYSE: BITA), Renren Inc. (NYSE: RENN), iDreamSky Technology Limited (NASDAQ: DSKY), Zhaopin.com Limited (NYSE: ZPIN) and many other public and private companies. In 2012, Forbes magazine ranked Mr. Liu No. 84 in its Midas List of global top 100 technology investors. Mr. Liu was one of 2014 China best 50 Venture Capitalists selected by Forbes China. Before joining Legend Capital in 2003, Mr. Liu had worked at China RailcomNet as a vice president of operations, at Clarent China as vice general manager and head of value-added business unit at JiTong Communications. Mr. Liu holds a bachelor's degree in communication engineering from Guilin University of Electronic Technology, a master's degree in communication and information system from Xidian University, an MBA and a master's degree in global finance from Fordham University, and a master's degree in psychology from Peking University.

Ms. Annabelle Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center and Managing Partner of Bertelsmann Asia Investments. Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People's Radio Broadcasting. Ms. Long is an active member of the World Economic Forum's Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the Board of Directors of both Coach Inc. (NYSE: COH) and China Distance Education (NYSE: DL).

Mr. Jun Hou has served as our independent director since March 2015. Mr. Jun Hou is currently chairman of Yanyuan Alumni (Beijing) Investment Management Limited, where he manages the Entrepreneur's Training Camp of Peking University. Mr. Hou has extensive experience in China's telematics sector. He was the co-founder and served as the honorary chairman of the board of directors of Autonavi Holdings Limited, from May 2013 to July 2014 and the chairman from April 2002 to May 2013. Mr. Hou also held the position of chief executive officer of Autonavi from April 2002 to October 2009. From June 1994 to April 2002, Mr. Hou served as the chairman of the board of directors and was actively involved in the operations of China Da Tong Industrial Co., Ltd. Prior to this, he worked at China Science and Technology International Trust and Investment Corporation from August 1990 to August 1993. Mr. Hou received a bachelor's degree in Chinese from Peking University in China.

Ms. Cynthia He has served as our chief financial officer since September 2016. Prior to joining us, Ms. He worked at Deutsche Bank China where she ran corporate communications for the past four years. Her previous roles have included head of investor relations for Baidu, the leading Chinese language internet search provider, advisor with international consultancy Brunswick Group and analyst with Standard & Poor's Rating Services. She also served as Chief China Representative for Ignite! Learning, a leading US educational multimedia courseware provider. Ms. He holds an MBA from Columbia Business School and a BA from New York University's Stern School of Business.

Mr. Lei Zhu has served as our chief technology officer since December 2016. Before joining us, Mr. Zhu served for two years as Vice President of Didi Chuxing where he was also General Manager of its Commercial Business Division, responsible for commercialization strategy and product development related to automobiles, advertising, big data analytics as well as strategic alliances. Before joining Didi Chuxing, Mr. Zhu worked at Baidu from 2007 to 2014, in charge of various business functions including vertical search technology, cloud computing, and big data analytics. Mr. Zhu holds an MBA from Tsinghua University and a bachelor's degree in Science from Shanghai Jiao Tong University.

Mr. Xiaoke Liu has served as our senior vice president since February 2017. Prior to joining us, Mr. Liu served as general manager of the auto business division of Sina.com since 2014, responsible for the division management and operation. From 2012 to 2014, Mr. Liu was the general manager of the auto business division of Phoenix.com. Prior to this, Mr. Liu worked at Sohu.com from 2004 to 2012 and was the associate editor-in-chief of the automobile channel from 2008 to 2012. Mr. Liu holds a bachelor's degree in Business Administration from the University of Luton in England.

Mr. Weihai Qu has served as our senior vice president since 2007. From 2005 to March 2015, Mr. Qu served as our director. In 2002, Mr. Qu and Mr. Bin Li, our chairman of the board of directors and chief executive officer, co-founded Beijing C&I Advertising Company Limited, one of our variable interest entities in China. Mr. Qu served as the general manager of Beijing C&I Advertising Company Limited and managed the operation of our digital marketing solutions business until 2009. Prior to joining us in 2000, Mr. Qu served as a project manager of the strategic planning department of Beiqi Foton Motor Co., Ltd. from 1997 to 2000. Mr. Qu received his bachelor's degree in Automotive Engineering and minored in computer application courses from Jilin University (formerly known as Jilin University of Technology) and obtained his Executive MBA from China Europe International Business School in 2010.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2016, we paid an aggregate of approximately RMB12.8 million (US$1.9 million) in cash compensation to our executive officers (including the officers who joined us in 2016) and directors as a group, which includes bonuses, salaries and social welfare benefits, and paid an aggregate of approximately RMB201.6 thousand (US$29.0 thousand) in premiums for commercial medical insurance coverage. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified period. We may terminate employment for cause, at any time, without notice or remuneration, for certain acts of the employee, such as willful misconduct or gross negligence, and indictment or conviction for, or confession of, a felony or any crime involving moral turpitude. We may also terminate an executive officer's employment without cause upon thirty days' advance written notice or with thirty days' salary in lieu of the written notice under certain circumstances when he or she is no longer able to perform his or her duty.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with his or her employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, each executive officer has agreed to be bound by non-competition restrictions during his or her employment for one to two years after the termination of his or her employment. Specifically, each executive officer has agreed (i) not to provide services to, own or operate any business that provides products, services or technologies substantially similar to the business currently conducted or proposed to be conducted by us; (ii) interfere with our business or solicit any of our suppliers or customers in connection with our business activities; and (iii) solicit any employee or consultant who was employed or was engaged by us at any time in the year preceding such termination.

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2017, options to purchase 161,951.5 ordinary shares and 87,830 RSUs under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2017, the shares related to outstanding options and RSUs granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sidney Xuande Huang	*	10.20	December 28, 2010	December 28, 2020	vested
Other individuals as a group	65,951.5	10.20	December 28, 2010	December 28, 2020	vested
	62,250	0.40	December 31, 2006	December 31, 2026	vested
	87,830	—	March 16, 2016	March 16, 2026	4 years

*	Less than one percent of our outstanding shares.

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

Acceleration of Awards upon Change in Control of Our Company. Except as provided otherwise in an award agreement, in the event of a change in control, each award which is at the time outstanding under the 2006 Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of such change in control, provided that the grantee's continuous service has not terminated prior to such date.

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

Termination of the 2006 Stock Incentive Plan. Options granted under the 2006 Stock Incentive Plan typically expire 10 years from relevant grant date. In March 2016, we extended the expiration date for 89,600 of those options to December 31, 2026. Our board of directors has the authority to amend or terminate the 2006 Plan to the extent necessary to comply with applicable law or the rules of the principal securities exchange upon which our ADSs are traded or quoted.

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2017, options to purchase 599,194.5 ordinary shares and 84,426 RSUs under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2017, the shares related to outstanding options and RSUs granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	10.20	December 28, 2010	December 28, 2020	vested
Xuan Zhang	*	3.20	February 8, 2010	February 8, 2020	vested
Other individuals as a group	92,667	3.20	February 8, 2010	February 8, 2020	vested
	171,912.5	10.20	December 28, 2010	December 28, 2020	vested
	274,615	4.03	August 7, 2012	August 7, 2022	vested
	84,426	—	March 16, 2016	March 16, 2026	4 years

*	Less than one percent of our outstanding shares.

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

Acceleration of Awards upon Change in Control of Our Company. Except as provided otherwise in an award agreement, in the event of a change in control, each award which is at the time outstanding under the 2010 Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights immediately prior to the specified effective date of such change in control, provided that the grantee's continuous service has not terminated prior to such date.

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

2012 Share Incentive Plan

On August 7, 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan, to motivate, attract and retain employees, directors and consultants. As of March 31, 2017, 1,198,509 RSUs under the 2012 Plan were outstanding.

The following table summarizes, as of March 31, 2017, the outstanding RSUs granted to certain of our directors and executive officers and to other individuals as a group.

Name	Number of RSUs	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	August 7, 2013	August 7, 2023	4 years
	*	November 17, 2016	November 17, 2026	1 year
Xuan Zhang	*	November 17, 2016	November 17, 2026	1 year
Sidney Xuande Huang	*	October 1, 2013	October 1, 2023	vested
Weihai Qu	*	March 5, 2015	March 5, 2025	4 years
	*	November 17, 2016	November 17, 2026	1 year
Xiaoke Liu	*	March 16, 2017	March 16, 2027	4 years
Jun Hou	*	March 5, 2015	March 5, 2025	4 years
Yu Long	*	February 17, 2015	February 17, 2025	3 years
Other individuals as a group	24,089	December 25, 2013	December 25, 2023	4 years
	21,383	October 21, 2014	October 21, 2024	vested
	187	November 12, 2014	November 12, 2024	vested
	23,720	November 20, 2014	November 20, 2024	3 or 4 years
	52,929	April 21, 2015	April 21, 2025	vested
	9,861	August 20, 2015	August 20, 2025	vested
	106,352	March 16, 2016	March 16, 2026	4 years
	74,269	May 20, 2016	May 20, 2026	vested
	315,300	November 17, 2016	November 17, 2026	1 year
	38,344	November 10, 2016	November 10, 2026	4 years
	24,000	March 16, 2017	March 16, 2027	4 years

*	Less than one percent of our outstanding shares.

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

2016 Share Incentive Plan

On November 17, 2016 we adopted our 2016 Share Incentive Plan, or the 2016 Plan, to motivate, attract and retain employees, directors and consultants. As of March 31, 2017, 2,375,187 RSUs under the 2016 Plan were outstanding.

The following table summarizes, as of March 31, 2017, the outstanding RSUs granted to certain of our directors and executive officers and to other individuals as a group.

Name	Number of RSUs	Date of Grant	Date of Expiration	Vesting Schedule
Xuan Zhang	*	January 05, 2017	January 05, 2027	4 years
Cynthia Kun He	*	January 05, 2017	January 05, 2027	4 years
Lei Zhu	*	January 05, 2017	January 05, 2027	4 years
Other individuals as a group	1,515,187	January 05, 2017	January 05, 2027	4 years

*	Less than one percent of our outstanding shares.

The following paragraphs describe the principal terms of the 2016 Plan.

Types of Awards. The 2016 Plan permits the awards of options, restricted shares or restricted share units.

Plan Administration. The plan administrator is our board of directors. The board may delegate a committee of one or more members of the board the authority to grant or amend awards to participants other than the board or the committee.

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

Termination of the Plan. The plan administrator may terminate, amend or modify the 2016 plan at any time and from time to time, with the approval of the board.

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

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of these committees. Each committee's members and functions are summarized below.

Audit Committee. Our audit committee consists of Mr. Erhai Liu, Ms. Yu Long and Mr. Jun Hou. Mr. Erhai Liu is the chairman of our audit committee and Mr. Jun Hou meets the criteria of an audit committee financial expert under applicable rules. Mr. Erhai Liu, Ms. Yu Long and Mr. Jun Hou satisfy the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management's response;

•	reviewing and approving past or proposed related party transactions;

•	reviewing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent auditors.

Compensation Committee. Our compensation committee consists of Mr. Erhai Liu and Ms. Yu Long. Mr. Erhai Liu is the chairman of our compensation committee. Each of Mr. Erhai Liu and Ms. Yu Long satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Bin Li and Mr. Erhai Liu. Mr. Bin Li is the chairman of our nominating and corporate governance committee. Mr. Erhai Liu satisfies the "independence" requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 2,908, 5,282 and 7,620 employees as of December 31, 2014, 2015 and 2016, respectively. Of all the employees as of December 31, 2016, 2,968 were located in Beijing, and 4,652 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2016:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	5,200	68
Editorial and creative	509	7
Product development	1,219	16
General and administrative	692	9
Total	7,620	100

The number of our employees includes 3,570 employees who are from the entities in which we acquired and holds controlling interests.

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

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2017 by:

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

	Shares Beneficially Owned
	Number	%*
Directors and Executive Officers:
Bin Li(1)	7,712,947.5	11.1%
Xuan Zhang(2)	**	**
Joseph Luppino(3)	—	—
Erhai Liu(4)	—	—
Yu Long(5)	—	—
Sidney Xuande Huang(6)	**	**
Jun Hou(7)	—	—
Cythian He(8)	**	**
Lei Zhu(9)	**	**
Weihai Qu(10)	1,354,464	2.0%
Xiaoke Liu(11)	**	**
All Directors and Executive Officers as a group	9,314,022.5	13.4%
Principal Shareholders:
JD.com Global Investment Limited(12)	18,161,020	26.2%
ATG Global Management L.P.(13)	9,000,000	13.0%
Entities affiliated with Citic Capital Holdings Limited(14)	8,277,988	11.7%
Proudview Limited(15)	6,942,779.5	10.0%
Entities affiliated with PAG Holdings Limited(16)	6,337,133	8.2%
Entities affiliated with Tencent Holdings Limited(17)	5,482,683	7.8%
William von Mueffling(18)	3,592,361	5.3%

*	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding, which is 69,216,016.5 as of March 31, 2017 (excluding 1,510,008.5 treasury shares), and the number of shares such person or group has the right to acquire upon exercise of options, RSUs or other rights within 60 days after March 31, 2017.

**	Less than 1% of our total outstanding shares.

(1)	Includes (i) 6,942,779.5 ordinary shares includes 4,442,779.5 ordinary shares and 2,500,000 ADSs owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, and (iii) 270,168 vested restrict share units. Mr. Li owns 99.8% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 0.2% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(2)	The business address of Mr. Zhang is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(3)	The business address for Mr. Luppino is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.

(4)	The business address for Mr. Liu is 1501, Tower B, Greenland Center, No. 4 Wangjing Dong Yuan, Chaoyang District, Beijing, China, 100102.

(5)	The business address of Ms. Long is Room 1609, 16/F, Qihao Beijing West Tower, No. 8 Xinyuan Road South, Chaoyang District, Beijing, China, 100022.

(6)	The business address of Mr. Huang is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.

(7)	The business address of Mr. Hou is 48-19, Bishuizhuangyuan, Huilongguan Town, Changping District, Beijing, China, 102206.

(8)	The business address of Ms. He is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(9)	The business address of Mr. Zhu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(10)	Includes (i) 1,347,218 ordinary shares held by Speedview Investment Limited, including 150,000 ordinary shares represented by ADSs and (ii) 7,246 vested restricted share units. The business address of Mr. Qu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(11)	The business address of Mr. Liu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(12)	Includes 18,161,020 ordinary shares held by JD.com Global Investment Limited, as reported on Schedule 13D/A filed by JD.com Global Investment Limited and other joint filers on June 21, 2016. JD.com Global Investment Limited is a British Virgin Islands company, which is a wholly owned subsidiary of JD.com Investment Limited, which is in turn a wholly owned subsidiary of JD.com, Inc., a Cayman Islands company with its shares listed on the Nasdaq Global Select Market. The business address of JD.com Global Investment Limited is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.

(13)	Includes (i) 4,380,000 ordinary shares and (ii) 4,620,000 ordinary shares represented by ADSs owned by ATG Global Management L.P., or ATGGM, which an indirect, wholly-owned subsidiary of Autotrader Group, Inc., ATG, as reported on Schedule 13D/A filed by Autotrader Group, Inc., or ATG and another joint filer on January 12, 2017. ATG International Management, LLC, or ATGIM, a Delaware limited liability company, is the general partner of ATGGM. In addition, (i) ATG Investments, Inc., or ATGI, a Delaware corporation, as sole member of ATGIM, (ii) AutoTrader.com, Inc., or ATC, a Delaware corporation and sole stockholder of ATGI; and (iii) AutoTrader Group, Inc., a Delaware corporation, as the sole stockholder of ATC, may be deemed to have beneficial ownership over our shares held by ATGGM. Mr. Clement is the executive vice-president and chief financial officer for AutoTrader Group, Inc. The principal office and business address for ATGGM, ATGIM, ATGI, ATC and AutoTrader Group, Inc. is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.

(14)	Includes 8,277,988 ordinary shares represented by ADSs held by Harvest Ocean (Cayman) Limited, or Harvest Ocean, as reported on a Schedule 13D/A filed by Harvest Ocean on April 25, 2017. According to the Schedule 13D/A filing, 8,277,988 shares may be deemed beneficially owned by each of Harvest Ocean (Cayman) Limited, a company organized under the laws of the Cayman Islands, CCP III GP Ltd., a company organized under the laws of the Cayman Islands, CCIP III GP Ltd., a company organized under the laws of the Cayman Islands, Citic Capital Partners Limited, or CCPL, a company organized under the laws of the Cayman Islands, and Citic Capital Holdings Limited, or CCHL, a company organized under the laws of Hong Kong. Each of CCPL and CCHL expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein. The address of CCHL’s principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The address of Harvest Ocean’s registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of CCP III GP Ltd. and CCPL’s registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of CCIP III GP Ltd.’s registered office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(15)	See (1).

(16)	Includes (i) 422,475 ordinary shares upon the conversion of the convertible notes held by PAG Asia Alpha LP, (ii) 633,713 ordinary shares upon the conversion of the convertible notes held by PAG-P Asia Fund L.P., (iii) 1,689,902 ordinary share upon conversion of the convertible notes held by PA Grand Opportunity Limited, and (iv) 3,591,043 ordinary shares upon the conversion of the convertible notes held by Pacific Alliance Asia Opportunity, as reported on Schedule 13G jointly filed by PAG Holdings Limited, Pacific Alliance Group Limited, or PAG Limited, Pacific Alliance Investment Management Limited, or Pacific Alliance Investment Management, Pacific Alliance Group Asset Management Limited, or Asset Management, and Pacific Alliance Asia Opportunity Fund L.P., or Pacific Alliance Asia Opportunity, on September 9, 2016. According to the Schedule 13G filing, PAG Asia Alpha LP is a Cayman Islands limited partnership, of which PAG Asia Alpha GP Limited is the general partner. PAG Asia Alpha GP Limited has the power to make all decisions with respect to PAG Asia Alpha LP. PAG Asia Alpha GP Limited is beneficially owned as to 100.0% by PAG Asia Alpha Limited, which is beneficially owned as to 100.0% by PAG Limited. PAG-P Asia Fund L.P. is a Cayman Islands limited partnership of which PAG-P Management Limited is the general partner. As such, PAG-P Management Limited has the power to make all decisions with respect to PAG-P Asia Fund L.P. PAG-P Management Limited is beneficially owned as to 100.0% by PAG AR Opportunistic Strategies Limited, which is beneficially owned as to 100.0% by PAG Limited. PA Grand Opportunity Limited is a Cayman Islands company which is beneficially owned as to 100.0% by Pacific Alliance Asia Opportunity. Pacific Alliance Asia Opportunity is a Cayman Islands limited partnership of which PAG Asset Management is the general partner. As such, PAG Asset Management has the power to make all decisions with respect to Pacific Alliance Asia Opportunity. PAG Asset Management is beneficially owned as to 100.0% by Pacific Alliance Investment Management. Pacific Alliance Investment Management is beneficially owned as to 90.0% by PAG Limited, which is beneficially owned as to 99.2% by PAG Holdings Limited. Each of PAG Limited and PAG Holdings Limited may thereby be deemed to beneficially own 633,713 ordinary shares. Each of Pacific Alliance Investment Management, PAG Asset Management and Pacific Alliance Asia Opportunity may thereby be deemed to beneficially own 5,280,945 ordinary shares. The address of the principal business office of PAG Holdings Limited, PAG Limited, Pacific Alliance Investment Management, PAG Asset Management and Pacific Alliance Asia Opportunity, is located at PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

(17)

Includes (i) 2,046,106 ordinary shares held by Dongting Lake Investment Limited, or Dongting, (ii) 2,471,577 ordinary shares held by Morespark Limited, or Morespark, and (iii) 965,000 ordinary shares represented by ADSs owned by THL E Limited, or THL, as reported on Schedule 13D jointly filed by Dongting, Morespark, THL and Tencent Holdings Limited, or Tencent, on June 27, 2016. Each of Dongting, Morespark, THL is a wholly-owned subsidiary of Tencent. Dongting, Morespark, and THL used the working capital of Tencent to acquire their respective ordinary shares. According to the Schedule 13D filing, Tencent may be deemed to have beneficial ownership and sole power to vote or direct the vote of 5,482,683 ordinary shares. The principal address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The principal address of Dongting is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal address of Morespark is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The principal address of THL is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(18)	Includes 3,592,361 ordinary shares represented by ADSs held by Mr. von Mueffling, as reported on a Schedule 13G/A filed by Mr. von Mueffling, Cantillon Capital Management LLC, or CCM LLC, Cantillon Inc., and Cantillon Management L.P., or Cantillon Management on February 14, 2017. CCM LLC maintains investment and/or voting power with respect to certain funds and managed accounts advised by it or its indirect subsidiary. Cantillon Management is the managing member of CCM LLC. Cantillon Inc. is the general partner of Cantillon Management. Mr. von Mueffling is the sole shareholder of Cantillon Inc. and controls each of CCM LLC, Cantillon Inc. and Cantillon Management. According to the 13G, as amended, each of (i) CCM LLC, Cantillon Inc., Cantillon Management and Mr. von Mueffling may be deemed to beneficially own 3,485,461 ordinary shares and (ii) Mr. von Mueffling may be deemed to beneficially own 106,900 ordinary shares. Each of CCM LLC, Cantillon Inc., Cantillon Management and Mr. von Mueffling disclaims such beneficial ownership. The address of the principal business office of CCM LLC, Cantillon Inc., Cantillon Management and William von Mueffling is 40 West 57th Street, 27th Floor, New York, NY 10019.

As of March 31, 2017, to our knowledge, we had one record holder in the United States, which in the aggregate held 34,625,744 ordinary shares. This record holder in the United States was Citibank, N.A., the depositary of our ADS program and 34,625,744 outstanding ordinary shares include 1,510,005 ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), representing approximately 50.0% of our total outstanding shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to "Item 6. Directors, Senior Management and Employees—E. Share Ownership."

B.	Related Party Transactions

Transactions with JD.com, Tencent and Baidu

Share Subscription Agreement

We entered into a share subscription agreement with JD.com Global Investment Limited, or JD Global, a wholly owned subsidiary by JD.com, together with Morespark Limited, or Morespark, a special purpose vehicle of Tencent, and Baidu Holdings Limited, or Baidu Holdings, a wholly owned subsidiary by Baidu, on June 6, 2016. Pursuant to this share subscription agreement, we issued to each of JD Global, Morespark and Baidu Holdings 2,471,577 ordinary shares, representing approximately 3.20% of our then outstanding ordinary shares on a fully diluted basis, in consideration for US$50 million in cash.

We entered into a share subscription agreement with JD.com, JD.com Global Investment Limited, or JD Global, a wholly owned subsidiary by JD.com, together with Dongting Lake Investment Limited, or Dongting, a special purpose vehicle of Tencent on January 9, 2015. Pursuant to this share subscription agreement, we issued to JD Global 15,689,443 ordinary shares, representing approximately 25% of our then outstanding ordinary shares on a fully diluted basis, in consideration for US$400 million in cash and certain resources material to the JD.com's finished automobile business on February 16, 2015. On the same closing date, we also issued 2,046,106 ordinary shares to Dongting for a total purchase price of US$150 million in cash.

Business Cooperation Agreement with JD.com

We entered into a business cooperation agreement with JD.com on January 9, 2015. Pursuant to the business cooperation agreement, JD.com has granted us an exclusive right to operate JD.com's finished automobile business, which includes the sale of finished automobiles (including new and used cars) on JD Mall, Paipai, their respective mobile sites and JD.com's mobile applications, as well as the provision of advertising services on JD.com's finished car channels, in mainland China. JD.com has also agreed to provide supports in areas such as traffic support, big data capabilities and technology infrastructure. The term of the business cooperation is five years from April 9, 2015.

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

Investor Rights Agreement

We entered into an amended and restated investor rights agreement with JD Global, Dongting, Morespark and Baidu Holdings on June 17, 2016, or the investor rights agreement. Pursuant to the investor rights agreement, JD Global has received certain board representation rights and certain registration rights, a brief summary of which is set forth below:

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

Form F-3 registration rights. Holders of a majority of the registrable securities then outstanding have the right to request us to effect registration statements on Form F-3. However, we are not obligated to effect any such registration, if the proceeds from the sale of registrable securities (net of underwriters' discounts or commissions) will be less than US$1.0 million or we have already effected a registration within the six-month period preceding the request.

Expenses of obligations. We will bear all registration expenses incurred in connection with any demand, piggyback or F-3 registration, including reasonable expenses of one legal counsel for the holders, but excluding underwriting discounts and selling commissions and ADS issuance fees charged by our depositary bank. Holders of registrable securities will bear such holder's proportionate share (based on the total number of shares sold in such registration other than for our account) of all underwriting discounts and selling commissions or other amounts payable to underwriters or brokers.

Yixin Capital Share Subscription Agreement

We entered into a share subscription agreement with JD Financial Investment Limited, or JD Financial, a wholly-owned subsidiary of JD.com, Dongting and certain other parties on January 9, 2015. The transactions contemplated under the Yixin Capital share subscription agreement were completed on February 16, 2015. We contributed (i) our online financial service platform which links financiers, insurers, dealers and users to provide automobile related financial services to Yixin Capital in exchange for 13,499,906 ordinary shares of Yixin Capital representing 27.0% of the issued and outstanding equity securities of Yixin Capital on a fully diluted basis, which were issued to our wholly owned subsidiary, Bitauto Hong Kong Limited, and (ii) 100% of the equity interest in Shanghai Yixin Financing Leasing Company Limited, our wholly foreign-owned subsidiary, which has been approved to engage in the automobile financial leasing business, and US$100 million in cash to Yixin Capital, in exchange for 11,534,156 series A preferred shares of Yixin Capital. JD Financial purchased 8,872,428 series A preferred shares for a total purchase price of US$100 million. In addition, Dongting purchased 13,308,642 series A preferred shares for a total purchase price of US$150 million.

We entered into a share subscription agreement in respect of the subscription of series B preferred shares of Yixin Capital with JD Financial, Morespark, Baidu Hong Kong Limited, or Baidu Hong Kong, a wholly-owned subsidiary of Baidu, and certain other parties on August 1, 2016. Pursuant to the share subscription agreement, Bitauto Hong Kong Limited invested US$241 million in exchange for 77,060,120 series B preferred shares, Morespark invested US$127 million in exchange for 38,229,050 series B preferred shares, JD Financial invested US$30 million in exchange for 9,030,480 series B preferred shares and Baidu Hong Kong invested US$90 million in exchange for 27,091,450 series B preferred shares.

Yixin Capital Shareholders' Agreement

We entered into an amended and restated shareholders agreement of Yixin Capital on August 19, 2016. Pursuant to the amended and restated shareholders agreement, the board of Yixin Capital consists of up to eight members. Each of Tencent, JD.com and Baidu, through their investing entities, has the right to appoint two, one and one director to the board, respectively, and Bitauto Hong Kong Limited has the right to appoint the other four directors to the board. The preferred shareholders of Yixin Capital, subject to certain conditions, have a preemptive right with respect to any issuance of new shares by Yixin Capital. Furthermore, the shareholders of Yixin Capital have a right of first refusal and a tag-along right with respect to any transfer of shares of Yixin Capital by any shareholder. In addition, holders of a majority of the outstanding ordinary shares of Yixin Capital and holders of at least 75% of the outstanding preferred shares of Yixin Capital have a drag-along right in the case of a trade sale. The shareholders of Yixin Capital also enjoy demand registration rights, piggyback registration rights and Form F-3 registration rights with respect to the registrable securities they hold in Yixin Capital, subject to certain limitations.

Transactions with Entities Controlled by Certain Directors, Officers and Shareholders

Purchase of services from Yucheng. Beijing Yucheng Advertising Company Limited, or Yucheng, is controlled by our ordinary shareholders. In 2015, we purchased advertising services from Yucheng in a total amount of RMB3.6 million.

Transactions with Equity Investees

Purchase from JD.com. JD.com is an ordinary shareholder of us that has significant influence over us. We made purchase from subsidiaries of JD.com in a total amount of RMB 35.1 million and RMB22.1 million (US$3.2 million) for marketing and promotion services in 2015 and 2016, respectively.

Purchase of services from Eclicks. Shanghai Eclicks Network Co. Ltd., or Eclicks, is an investee of us. In 2014, 2015 and 2016, we purchased advertising services from Eclicks in a total amount of RMB7.5 million, RMB69.6 million and RMB85.8 million (US$12.4 million), respectively.

Purchase of services from Xinchuang Interactive. Beijing Xinchuang Interactive Advertising Company Limited, or Xinchuang Interactive is an investee of us. In 2015 and 2016, we purchased advertising services from Xinchuang Interactive in a total amount of RMB10.0 million and RMB16.0 million (US$2.3 million), respectively.

Purchase of services from Chetuan. Chetuan E-Commerce Limited, or Chetuan, is an investee of us. In 2016, we purchased automobile transaction services from a subsidiary of Chetuan in a total amount of RMB86.6 million (US$12.5 million).

Services provided to Chetuan. In 2015 and 2016, we provided automobile transaction services to a subsidiary of Chetuan for a total amount of RMB168.3 million and RMB79.6 million (US$11.5 million), respectively.

Services provided to TTP. TTP CAR INC., or TTP, is an investee of us. In 2015 and 2016, we provided advertising services to TTP for a total amount of RMB10.0 million and RMB32.1 million (US$4.6 million), respectively.

Services provided to Xinchuang Interactive. In 2014, 2015 and 2016, we provided advertising services to Xinchuang Interactive for a total amount of RMB68.8 million, RMB86.3 million and RMB79.9 million (US$11.5 million), respectively.

Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders

The following is a summary of the currently effective contractual arrangements with our significant variable interest entities:

Agreements that Provide Us with Effective Control over Our PRC Variable Interest Entities

Loan Agreements

As part of the contractual arrangements for BBIT and CIG, each shareholder of BBIT and certain shareholders of CIG, entered into a loan agreement with BBII, pursuant to which BBII agreed to provide interest-free loans to each of the shareholders of BBIT and certain shareholders of CIG. The purpose of the loans is to provide capital and/or registered capital to our PRC variable interest entities in order to develop their businesses.

Each loan agreement contains a number of covenants to restrict the actions that a variable interest entity shareholder that entered into the loan agreements may take or cause the variable interest entity to take. For example, a variable interest entity shareholder that entered into the loan agreement (i) shall not transfer, sell, mortgage, dispose of, or encumber his/her equity interest in a variable interest entity except in accordance with the share pledge agreement discussed below, (ii) without prior written consent of the relevant PRC subsidiaries, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of a variable interest entity, (iii) shall cause the shareholders' meeting and/or the board of directors of a variable interest entity not to approve the merger or consolidation of such variable interest entity with any person, or any acquisition or investment in any person, without prior written consent of the relevant PRC subsidiaries, and (iv) shall appoint any director candidates nominated by the relevant PRC subsidiaries.

Irrevocable Power of Attorney

Each shareholder of BBII, CIG or Beijing Yixin executed an irrevocable power of attorney, appointing the relevant PRC subsidiary or a person designated by such PRC subsidiary as his or her attorney-in-fact to attend shareholders' meetings of BBII, CIG or Beijing Yixin, exercise all the shareholder's voting rights, including but not limited to the sale, transfer, pledge or disposition of the shareholder's equity interest in the variable interest entity, and designate or appoint legal representatives, directors and officers of the relevant variable interest entity. Each power of attorney remains valid and irrevocable from the date of execution so long as the person remains to be the shareholder of the respective variable interest entity.

Share Pledge Agreement

On March 31, 2009, BBII entered into share pledge agreements with BBIT and each of BBIT's shareholders. Pursuant to the share pledge agreements, each shareholder of BBIT agrees to pledge his/her shares in BBIT to secure BBIT's payment obligations, including payment of consulting and service fees, under the exclusive business cooperation agreement between BBII and BBIT described below. This agreement amended and replaced the share pledge agreements among BBII, BBIT and BBIT's shareholders dated March 9, 2006.

On February 19, 2016, BBII entered into equity interest pledge agreements with CIG and certain shareholders of CIG, being Bin Li, Weihai Qu and BBIT. Under the equity interest pledge agreements, the relevant shareholders of CIG agree to pledge all of their equity interests in CIG to secure CIG's and those shareholders' performance of the respective obligations under, where applicable, the exclusive option agreement, the loan agreement, and the exclusive business cooperation agreement and the power of attorney. These agreements amended and replaced the share pledge agreements by and between BBII, CIG and the former shareholders of CIG dated on March 9, 2006 or March 31, 2009.

On February 15, 2015, Techuang entered into an equity interest pledge agreement with Beijing Yixin and Beijing Yixin's shareholder, which was subsequently replaced by equity interest pledge agreements between Techuang, Beijing Yixin and each of its three shareholders dated April 20, 2015. Pursuant to the currently effective equity interest pledge agreement, each shareholder of Beijing Yixin agrees to pledge their respective equity interests in Beijing Yixin to secure Beijing Yixin and its shareholders' performance of all of their obligations under the power of attorney executed by such shareholder of Beijing Yixin, the exclusive option agreement between Techuang, Beijing Yixin and its shareholders and the exclusive business cooperation agreement between Techuang and Beijing Yixin as described below.

Each pledge of shares or equity interests is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the relevant exclusive business cooperation agreement or all the obligations under the relevant contractual agreements, as the case may be, have been fulfilled by the respective variable interest entity. During the term of a pledge, the relevant PRC subsidiaries, the pledgees, may dispose of the pledge if the variable interest entity defaults under the exclusive business cooperation agreement. Each of the relevant PRC subsidiaries also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC variable interest entities agreed not to transfer or create any new encumbrance adverse to the relevant PRC subsidiaries on the shareholder's equity interest in such variable interest entities without prior written consent of the relevant PRC subsidiaries. We have registered the pledges of the shares or equity interests in in BBIT and Beijing Yixin with the local administration for industry and commerce. We are in the process of registering the equity interests in CIG.

Agreements that Transfer Economic Benefits from Our PRC Variable Interest Entities to Us

Exclusive Business Cooperation Agreement

On March 9, 2006, BBII entered into an exclusive business cooperation agreement with BBIT, pursuant to which BBII agreed to provide BBIT, on an exclusive basis, with technical, consulting and other services in relation to BBIT's e-commerce and internet content business. BBII's services include, among other things, technical services, network support, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, product search and development and system maintenance. In return, BBIT agreed to pay BBII service fees. BBII follows the commonly used methodology, which is to charge service fees based on each variable interest entity's revenues reduced by its turnover taxes, such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws. During the term of this agreement, BBIT agreed not to accept any consultation and/or services provided by any third party without BBII's prior written consent. The term of this agreement is 10 years and may be extended upon BBII's prior written consent. BBII determines the extended term and BBIT agrees to unconditionally accept such extended term.

The exclusive business cooperation agreement dated March 9, 2006 between BBII and CIG has terms that are substantially the same as those of the exclusive business cooperation agreement between BBII and BBIT described above.

On February 15, 2015, Techuang entered into an exclusive business cooperation agreement with Beijing Yixin, pursuant to which Techuang agreed to provide Beijing Yixin on an exclusive basis with technical, consulting and other services in relation to Beijing Yixin's automobile related financing business, among other things, software licenses, software development, maintenance and update, database design, marketing and promotion services, business management consultation, customer order management and customer services and equipment or property leasing. In return, Beijing Yixin agreed to pay Techuang service fees, which would comprise of the management fee and relevant service fee on the basis of several metrics including the type, value and market price of the services provided by Techuang and the operation condition of Beijing Yixin. The agreement remains effective unless Techuang terminates in writing or either Techuang or Beijing Yixin fails to obtain the government's approval on the renewal of the business license. Each of Techuang and Beijing Yixin must renew its operation term prior to the expiration thereof so as to enable the agreement to remain effective.

Exclusive Option Agreements

On March 31, 2009, BBII entered into exclusive option agreements with BBIT and each of BBIT's shareholders. Pursuant to these agreements, each of BBIT's shareholders irrevocably granted BBII an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in BBIT then held by such shareholder of BBIT. BBII or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. Unless an appraisal is required by any applicable PRC laws, the purchase price shall equal the actual capital contribution paid in the registered capital of BBIT by BBIT's shareholders. As agreed in the loan agreements between BBII and BBIT's shareholders, upon BBII's exercise of its option to purchase the equity interests in BBIT, BBII may elect to pay for the purchase by canceling the outstanding amount of loans owed by BBIT's shareholders to BBII. The terms of these agreements are 10 years. The agreements may be renewed for an additional 10 years at BBII's discretion. These agreements amended and replaced the exclusive option agreements among BBII, CIG and CIG's shareholders dated March 9, 2006.

On February 19, 2016, BBII entered into exclusive option agreements with CIG and relevant shareholders of CIG, including Bin Li, Weihai Qu and BBIT, which amended and replaced the previous exclusive option agreements dated on March 9, 2006 or March 31, 2009. The terms of these agreements are substantially the same as the exclusive option agreements among BBII, BBIT and each of BBIT's shareholders described above.

On February 15, 2015, Techuang entered into an exclusive option agreement with Beijing Yixin and Beijing Yixin's shareholder, which was subsequently replaced by the exclusive option agreements between Techuang, Beijing Yixin and each of its shareholders dated April 20, 2015. Pursuant to these agreements, each of Beijing Yixin's shareholders irrevocably granted Techuang an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in Beijing Yixin then held by such shareholder of Beijing Yixin. Beijing Yixin or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. The purchase price for the equity interests of each shareholder equals to the capital contribution paid in the registered capital of Beijing Yixin by Beijing Yixin's such shareholder. If the appraisal is required by the PRC law, the purchase price may be adjusted based on the appraisal. Each shareholder undertakes to donate the applicable purchase price (exclusive of the relevant taxes) to Techuang or any person designated by Techuang. The agreement remains effective until all the equity interests held by the shareholder of Beijing Yixin have been transferred or assigned to Techuang or any other persons designated by Techuang.

We have also entered into contractual arrangements with several other variable interest entities and their respective nominee shareholders through our subsidiaries. Our contractual agreements with these other variable interest entities contain key terms substantially similar to those in the agreements with our significant variable interest entities, which results in these subsidiaries being the primary beneficiary of the relevant variable interest entities.

As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of these variable interest entities and their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. We have been advised by our PRC counsel, Han Kun Law Offices, that each of such contractual agreements for operating our business in China, including our corporate structure and contractual arrangements with the variable interest entities, complies with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations.

However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulations to restrict or prohibit foreign investment in internet and online internet and advertising businesses through contractual arrangements in the future, or will not determine that our corporate structure and contractual arrangements violate the PRC laws, rules or regulations. See "—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations" and "Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protection available to you and us."

For further disclosure on related party transactions, see "Item 18 Financial Statements—Notes to the financial statements—Note 24."

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 "Financial Statements."

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial position or results of operations.

Dividend Policy

We are a Cayman Islands holding company and substantially all of our operations are conducted through our PRC subsidiaries, and our variable interest entities. We rely principally on dividends paid to us by our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to certain limitations. PRC regulations currently permit payment of dividends only out of retained earnings as determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory general reserves each year until the accumulative amount of the reserves reaches 50% of its registered capital. Our operating subsidiaries, as foreign-invested enterprises, are required to set aside funds for employee bonus and welfare fund from its after-tax profits each year at percentages determined at its sole discretion. These reserves are not distributable as cash dividends.

Our operating subsidiaries had retained earnings amounting to RMB1.59 billion (US$229.0 million) as of December 31, 2016 pursuant to PRC Accounting Standards. Therefore, our operating subsidiaries appropriated reserves amounting to RMB89.8 million (US$12.9 million) as of December 31, 2016. The accounting policies applied by our operating subsidiaries in preparing their financial statements under PRC accounting standards are materially consistent with our accounting policies under U.S. GAAP. There is no material difference between the retained earnings of our operating subsidiaries determined under PRC accounting standards and the retained earnings of our operating subsidiaries consolidated by us under U.S. GAAP. For a description of how earnings are transferred from our PRC subsidiaries, and our variable interest entities to us, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders."

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

See "—C. Markets."

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one ordinary share, has been listed on the NYSE since November 17, 2010 and trade under the symbol "BITA." The following table provides the high and low trading prices for our ADSs on the NYSE for the periods indicated.

	Trading Price
	High	Low
	US$	US$
2014	98.28	27.10
2015	95.00	22.00
First Quarter of 2015	95.00	45.23
Second Quarter of 2015	67.73	49.11
Third Quarter of 2015	52.07	22.00
Fourth Quarter of 2015	37.31	23.34
2016	33.16	16.09
First Quarter of 2016	28.38	16.09
Second Quarter of 2016	28.60	17.50
Third Quarter of 2016	33.16	24.66
Fourth Quarter of 2016	31.75	16.56
Monthly Highs and Lows
October 2016	31.75	25.19
November 2016	26.29	21.89
December 2016	22.82	16.56
2017
Monthly Highs and Lows
January 2017	22.77	19.04
February 2017	21.27	18.04
March 2017	26.80	19.02
April 2017 (through April 27, 2017)	31.63	23.22

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may generally vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of his interest is disclosed prior to voting. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also "Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors" and "—Terms of Directors and Officers."

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

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders' meeting is by show of hands unless required by the rules of the listing exchange or a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we have in our amended and restated memorandum and articles of association provided our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See "Item 10 Additional Information—H. Documents on Display."

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

General Meetings of Shareholders. Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company," and "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions" or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See "Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange."

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

People's Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, controlling equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and their variable interest entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may apply to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiaries own controlling interests of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be a PRC tax resident enterprises as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under a tax notice promulgated on October 27, 2009 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

The implementation rules of the Enterprise Income Tax Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how "domicile" may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10% if such shareholders are non-PRC resident enterprises or up to 20% if such shareholders are non-PRC resident individuals, and it is not clear whether the tax treaty benefit would be applicable in such cases.

See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders." and "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a "resident enterprise" of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition."

The Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, the entities which have the direct obligation to make certain payments to a non-resident enterprise must be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprise Measures provides that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file a tax declaration with the PRC tax authority in the jurisdiction of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise, or be subject to certain penalties and additions to interest for any tax due. By promulgating and implementing Circular 59 and Circular 698, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under Circular 698, except for the purchase and sale of equity interests through a public securities market, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the Indirect Transfer is considered an abusive use of the holding company structure without reasonable commercial purposes. Public Notice 7 extends its tax jurisdiction to both Indirect Transfer as set forth under Circular 698 and transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 interprets the term "transfer of the equity interest in a foreign intermediate holding company" broadly. In addition, Public Notice 7 clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. Pursuant to the Public Notice 7, both the foreign transferor and the transferee of the Indirect Transfer are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly.

See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders."

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

For the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Our entities have been subject to a 6% or 17% value-added tax since the respective effective time of the VAT Pilot Program for our services that are deemed by the relevant tax authorities to be within the relevant industries.

See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may have exposure to greater than anticipated tax liabilities."

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended ("the Code"). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service ("IRS") with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those summarized below (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders who will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, or holders who have a functional currency other than the United States dollar). In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States, state or local tax considerations or the Medicare tax. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this summary, a "U.S. Holder" is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a "passive foreign investment company" (a "PFIC"), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the "asset test"). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company's goodwill and unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we were not the owner of our PRC variable interest entities for U.S. federal income tax purposes, we would likely be treated as a PFIC.

Assuming we are the owner of our PRC variable interest entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we do not believe that we were a PFIC for the taxable year ended December 31, 2016. However, there is a significant risk that we will be a PFIC for our taxable year ending December 31, 2017, and future taxable years unless the market price of our ADSs increases and/or we invest a substantial amount of cash and other passive assets we hold in assets that produce or are held for the production of non-passive income. Because the determination of whether we will be or become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, on the composition of our income and assets, no assurance can be given with respect to our PFIC status for any taxable year. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being or becoming classified as a PFIC for the current or future taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to be a PFIC in subsequent years (unless such U.S. Holder makes a "deemed sale" election, as discussed below), and such a U.S. Holder will become subject to special rules discussed below. U.S. Holders are urged to consult with their tax advisors regarding the consequences of potentially holding an interest in a PFIC, and the ramifications of making a "deemed sale" election, as discussed further below.

The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Ordinary Shares" is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under "Passive Foreign Investment Company Rules".

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as a "dividend" for U.S. federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a "qualified foreign corporation" at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation if (i) it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of the rules applicable to qualified dividends and which includes an exchange of information program, or (ii) our ADSs or ordinary shares are readily tradable on an established securities market in the United States. Our ADSs are listed on the New York Stock Exchange and will be considered readily tradable on an established securities market in the United States for as long as the ADSs continue to be listed on such exchange. Thus, we believe that we will be a qualified foreign corporation with respect to dividends we pay on our ADSs, though no assurances can be given with respect to our ADSs in this regard.

Since we do not expect that our ordinary shares will be listed on established securities markets, it is unclear whether dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see "Item 10. Additional Information—E. Taxation—People's Republic of China Taxation"), we may be eligible for the benefits of the United States-PRC income tax treaty(which the Secretary of the Treasury of the United States has determined is satisfactory for this purpose) and be treated as a qualified foreign corporation with respect to dividends we pay on our ADSs or ordinary shares, regardless of whether such shares are represented by the ADSs. You are urged to consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in amounts equal to the difference, if any, between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain for United States foreign tax credit purposes under the United States-PRC income tax treaty. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (with respect to our ADSs, as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including under certain circumstances a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder's holding period prior to the first taxable year in which we are classified as a PFIC (each, a "pre-PFIC year") will be taxable as ordinary income;

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and

•	such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such prior taxable years, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC (a "lower-tier PFIC"), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are classified as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which a U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a "deemed sale" election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described above. You are urged to consult your tax advisor regarding our possible status as a PFIC as well as the benefit of making a deemed sale election.

As an alternative to the foregoing rules, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the preceding paragraphs, provided such stock is regularly traded on a qualified exchange, including the New York Stock Exchange. We anticipate that our ADSs should qualify as being regularly traded on the New York Stock Exchange, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis in such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder's adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder's indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Information Reporting and Backup Withholding

Certain U.S. holders are required to report information to the IRS relating to an interest in "specified foreign financial assets," including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

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

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

I.	Subsidiary Information

See "Item 4. Information on the Company—C. Organizational Structure."

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our presentation currency is Renminbi. The functional currencies of our holding company Bitauto Holdings Limited and our wholly owned subsidiaries outside of China are U.S. dollar and Hong Kong dollar, while the functional currency of our PRC subsidiaries and variable interest entities is Renminbi. We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our services contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 4.4% and 7.2% in 2015 and 2016, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As of December 31, 2016, we had RMB-denominated cash, cash equivalents, time deposits and restricted cash of RMB2.12 billion, and U.S. dollar-denominated cash, cash equivalents and restricted cash of US$796.7 million. Assuming we had converted RMB2.12 billion into U.S. dollars at the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016, our U.S. dollar cash balance would have been US$1.10 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1.07 billion instead. Assuming we had converted US$796.7 million into RMB at the exchange rate of RMB6.9430 for US$1.00 as of December 30, 2016, our RMB cash balance would have been RMB7.65 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB8.20 billion instead.

Interest Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and interest charge resulted from borrowing. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Our earnings are affected by changes in interest rates due to the impact of such changes on interest income and interest expense from interest-bearing financial assets and liabilities. Our interest-bearing financial assets comprised primarily of cash deposits at floating rates based on Hong Kong Interbank Offered Rate and People's Bank of China daily bank deposit rates.

For the year ended December 31, 2014, 2015 and 2016, interest income from cash deposits was approximately RMB13.6 million, RMB25.0 million and RMB41.7 million (US$6.0 million). The weighted average interest rate on our cash deposits is 1.14%, 1.07% and 0.76% for the year ended December 31, 2014, 2015 and 2016. The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB38.2 million (US$5.5 million), respectively, based on the cash, cash equivalents, time deposit and restricted cash balance at December 31, 2016.

Our interest-bearing financial liabilities comprised primarily of borrowings at fixed rates or variable rates. Borrowings at fixed rates do not expose us to interest rate risk. For borrowings at variable rates, interest charge incurred for the year ended December 31, 2014, 2015 and 2016 was nil, nil and RMB24.3 million (US$3.5 million). With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest charge by RMB11.3 million (US$1.6 million), respectively, based on the balance of borrowings at variable rates as of December 31, 2016.

See Item 18 "Financial Statements—Notes to the financial statements—Note 26."

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. Since the completion of our initial public offering in November 2010, we have received approximately US$2.3 million, net of applicable withholding taxes in the U.S., from the depository as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

We received net proceeds of approximately US$96.4 million from our initial public offering after deducting expenses. We received net proceeds of approximately US$35.9 million from our follow-on offering after deducting expenses. For the period from the completion of our initial public offering to December 31, 2016, we used the net proceeds received from our public offerings as follows:

•	approximately US$10.0 million to repurchase ADSs from the open market; and

•	the remainder for general corporate purposes, including strategic investment, establishment of new entities, acquisitions of assets and capital increase for business development.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2016, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management has excluded KKC Holdings Limited, or KKC, from its assessment of internal control over financial reporting as of December 31, 2016. The total assets and total net revenue of KKC excluded from management’s assessment represent 0.4% and 0.6% of the related consolidated financial statement amounts as of and for the year ended December 31, 2016, respectively.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. We have posted a copy of our code of business conduct and ethics on our website at http://ir.bitauto.com. We hereby undertake to provide to any person without charge a copy of our code of business conduct and ethics within ten working days after we receive such person's written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP and Ernst & Young Hua Ming LLP, our independent registered public accounting firms, for the years ended December 31, 2015 and 2016 and for the year ended December 31, 2015, respectively. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2015	2016
	(In US$ thousands)
Audit fees(1)	1,223	2,160
Audit-related fees(2)	8	170
Tax fees(3)	9	72
Other service fees(4)	39	-
126

(1)	"Audit fees" means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting).

(2)	"Audit-related fees" represents aggregate fees billed for professional services rendered by our independent registered public accounting firms for assurance and related services, which mainly included the statutory audit services for our subsidiary for the year ended December 31, 2016.

(3)	"Tax fees" represents the aggregated fees billed for professional services rendered by our independent registered public accounting firms for tax compliance, tax advice, and tax planning.

(4)	"Other service fees" represents the aggregated fees billed for professional services rendered by our independent registered public accounting firms for buy-side due diligence service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by independent auditors, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Effective from May 9, 2015, we engaged PricewaterhouseCoopers Zhong Tian LLP as our independent registered public accounting firm, and dismissed Ernst & Young Hua Ming LLP ("E&Y"). The change of our independent registered public accounting firm was approved by the audit committee of our board on May 6, 2015. The decision was not made due to any disagreements with E&Y. Details regarding this change in certifying accountant were previously reported under Item 16F of our annual report on Form 20-F (File No. 001-34947), filed with the Securities and Exchange Commission on April 28, 2016.

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

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001- 34947))

2.1	Registrant's Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.2	Registrant's Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.4	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.5	Amendment to the Shareholders' Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))

4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.3	2012 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.4*	2016 Share Incentive Plan

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.7	Exclusive Business Cooperation Agreement between BBII and BBIT (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.8	Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.9	Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.10	Loan Agreement between BBII and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.11	Exclusive Business Cooperation Agreement between BBII and BEAM (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.12	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

Exhibit Number	Description of Document

4.13	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.14	Loan Agreement between BBII and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.15	Power of Attorney by the shareholders of each PRC variable interest entity (except Beijing Xinbao Information Technology Company Limited and Beijing Yixin Information Technology Company Limited) (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.16	Exclusive Business Cooperation Agreement between BBII and Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.17	Loan Agreement between BBII and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.18	Exclusive Option Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.19	Equity Interest Pledge Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.20	Power of Attorney by the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.21	Exclusive Business Cooperation Agreement between Techuang and Beijing Yixin dated February 15, 2015 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.22	Exclusive Option Agreements among Techuang, Beijing Yixin and each shareholder of Beijing Yixin dated April 20, 2015 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.23	Equity Interest Pledge Agreements among Techuang, Beijing Yixin and each shareholder of Beijing Yixin dated April 20, 2015 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.24	Power of Attorney by each shareholder of Beijing Yixin dated April 20, 2015 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.25	Subscription Agreement by and among the Registrant, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.26	English translation of Business Cooperation Agreement between the Registrant and JD.com, Inc., dated January 9, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.27	Share Subscription Agreement by and among the Registrant, Yixin Capital Limited, Dongting Lake Investment Limited, JD Financial Investment Limited and Hammer Capital Management Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.28*	Share Subscription Agreement by and among the Registrant, JD.com Global Investment Limited, Morespark Limited, and Baidu Holdings Limited dated June 6, 2016

4.29*	Amended and Restated Investor Rights Agreement by and among the Registrant, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016

4.30*	Share Subscription Agreement by and among the Registrant, Yixin Capital Limited, JD Financial Investment Limited, Morespark Limited, Baidu Hong Kong Limited and other investors and parties listed therein dated August 1, 2016

4.31*	Convertible Note Purchase Agreement by and among the Registrant, PA Grand Opportunity Limited and other purchasers named therein dated June 6, 2016, as amended

4.32*	Registration Rights Agreement by and among the Registrant, PA Grand Opportunity Limited and other investors named therein dated August 2, 2016

Exhibit Number	Description of Document

4.33*	Shareholders' Agreement by and among Bitauto Hong Kong Limited, Yixin Capital Limited, Dongting Lake Investment Limited, Morespark Limited, JD Financial Investment Limited and other investors and parties listed therein dated August 19, 2016

4.34*	Exclusive Option Agreements among Beijing Kankanche Science & Technology Co., Limited (Beijing KKC), Beijing Kankanche Information Technology Co., Limited (Beijing KKC Information) and each shareholder of Beijing KKC Information, dated August 5, 2014

4.35*	Equity Interest Pledge Agreements among Beijing KKC, Beijing KKC Information and each shareholder of Beijing KKC Information, dated August 5, 2014

4.36*	Loan Agreements between Beijing KKC and each shareholder of Beijing KKC Information, dated August 5, 2014

4.37*	Power of Attorneys by each shareholder of Beijing KKC, dated August 5, 2014

4.38*	Exclusive Business Cooperation Agreement between Beijing KKC and Beijing KKC Information dated August 5, 2014

4.39*	Amended and Restated Equity Interest Pledge Agreements among BBII, CIG, and each individual shareholder of CIG, both dated February 19, 2016

4.40*	Equity Interest Pledge Agreement among BBII, BBIT and CIG dated February 19, 2016

4.41*	Amended and Restated Exclusive Option Agreements among BBII, CIG, and each individual shareholder of CIG, both dated February 19, 2016

4.42*	Exclusive Option Agreement among BBII, BBIT and CIG dated February 19, 2016

4.43*	Loan Agreements between BBII and each individual shareholder of CIG dated March 31, 2009

4.44*	Power of Attorneys by BBIT and each individual shareholder CIG all dated February 19, 2016

4.45*	Power of Attorneys by BBIT and each partnership shareholder of CIG

4.46*	Exclusive Business Cooperation Agreement between BBII and CIG, dated March 9, 2006

8.1*	List of Significant Subsidiaries and Variable Interest Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Chairman and Chief Executive Officer

Date: April 28, 2017

BITAUTO HOLDINGS LIMITED

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2015 and 2016

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitauto Holdings Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Bitauto Holdings Limited and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with the accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2016 and 2015). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15, management has excluded KKC Holdings Limited (KKC) from its assessment of internal control over financial reporting as of December 31, 2016 because KKC was acquired by the Company in a business combination during 2016. We have also excluded KKC from our audit of internal control over financial reporting. KKC is a subsidiary of Bitauto Holdings Limited, whose total assets and total revenue represent 0.4% and 0.6%, respectively, of the related consolidated financial statements amount as of and for the year ended December 31, 2016.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 28, 2017

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2015	2016
	Notes	RMB	RMB

Assets
Current assets
Cash and cash equivalents		2,940,874	2,021,989
Time deposits		100,000	2,000
Restricted cash		350,654	5,475,576
Accounts receivable, net	6	1,899,789	2,068,615
Bills receivable		147,660	110,236
Prepayments and other receivables	7	332,765	611,675
Due from related parties	24	1,659,132	409,091
Finance receivables - current portion, net	13	410,742	5,758,275
Other current assets		43,431	17,502
Total current assets		7,885,047	16,474,959

Non-current assets
Restricted cash		-	150,000
Investment in equity investees	9	1,282,758	1,447,472
Property, plant and equipment, net	10	123,932	194,560
Intangible assets, net	11	2,725,005	2,342,840
Deferred tax assets	21	28,966	17,387
Goodwill	12	329,000	444,933
Finance receivables - non-current portion, net	13	660,498	7,924,760
Other non-current assets		35,806	937,845
Total non-current assets		5,185,965	13,459,797

Total assets		13,071,012	29,934,756

Liabilities

Current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the primary beneficiaries of RMB3,521,130 and RMB4,307,570 as of December 31, 2015 and 2016, respectively)
Short term borrowings	14	361,084	5,736,026
Nonrecourse securitization debt	15	-	2,799,958
Accounts payable		987,424	1,603,577
Income tax payable		111,907	132,815
Due to related parties	24	51,681	84,447
Other payables and accruals	17	1,148,405	1,597,093
Total current liabilities		2,660,501	11,953,916

Non-current liabilities
Long term borrowings	14	-	1,582,971
Nonrecourse securitization debt	15	-	1,630,663
Convertible debt	16	-	859,166
Deferred tax liabilities	21	40,356	51,617
Other non-current liabilities		47,867	94,712
Total non-current liabilities		88,223	4,219,129

Total liabilities		2,748,724	16,173,045

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2015	2016
	Notes	RMB	RMB

Commitments and contingencies	25

Redeemable noncontrolling interests	18	1,697,718	3,939,646

Bitauto Holdings Limited shareholders’ equity
Ordinary shares, US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2015 and 2016, respectively; 63,311,294 shares issued and outstanding as of December 31, 2015; 70,726,025 shares issued and outstanding as of December 31, 2016, respectively.		17	19
Additional paid-in capital		7,859,512	8,903,759
Treasury shares		(56,690)	(41,888)
Statutory reserves		57,193	89,841
Accumulated other comprehensive income		281,594	742,302
Retained earnings/(Accumulated deficit)		218,191	(150,515)
Total Bitauto Holdings Limited shareholders’ equity		8,359,817	9,543,518
Noncontrolling interests		264,753	278,547
Total shareholders’ equity		8,624,570	9,822,065

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		13,071,012	29,934,756

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2014	2015	2016
	Notes	RMB	RMB	RMB

Revenue	19	2,617,839	4,254,195	5,772,948
Cost of revenue		(671,960)	(1,450,744)	(2,077,979)
Gross profit		1,945,879	2,803,451	3,694,969

Selling and administrative expenses		(1,259,638)	(3,013,997)	(3,417,811)
Product development expenses		(148,078)	(312,100)	(457,367)
Other (losses)/gains, net	20	(10,904)	60,508	70,981
Income/(Loss) from operations		527,259	(462,138)	(109,228)

Interest income		13,607	24,980	41,651
Interest expense		(6,340)	(8,140)	(52,155)
Share of results of equity investees		(893)	(16,663)	(25,640)
Investment income/(loss)		53,581	141,195	(45,012)
Profit/(Loss) before tax		587,214	(320,766)	(190,384)

Income tax expense	21	(97,643)	(64,518)	(147,569)
Net income/(loss)		489,571	(385,284)	(337,953)

Net income/(loss) attributable to noncontrolling interests		3,932	7,898	(1,895)
Accretion to redeemable noncontrolling interests		-	113,810	205,287
Net income/(loss) attributable to Bitauto Holdings Limited		485,639	(506,992)	(541,345)

Net income/(loss) per share/ADS attributable to ordinary shareholders	23
Basic		11.63	(8.72)	(8.31)
Diluted		10.89	(8.72)	(8.31)

Weighted average number of shares/ADSs used in computing earnings per share/ADS	23
Basic		41,762,778	58,142,432	65,160,205
Diluted		44,576,182	58,142,432	65,160,205

Other comprehensive income
Foreign currency exchange gains, net of tax of nil		3,164	344,748	459,430

Total comprehensive income/(loss), net of tax		492,735	(40,536)	121,477
Total comprehensive income/(loss) attributable to noncontrolling interests		3,932	7,898	(1,692)
Accretion to redeemable noncontrolling interests		-	113,810	205,287
Total comprehensive income/(loss) attributable to Bitauto Holdings Limited		488,803	(162,244)	(82,118)

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2014	2015	2016
	RMB	RMB	RMB

Cash flows from operating activities
Net income/(loss)	489,571	(385,284)	(337,953)

Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Investment (income)/loss	(53,581)	(141,195)	45,012
Gain from adjustment of contingent consideration	-	(17,419)	-
Unrealized exchange losses/(gains)	1,557	6,560	(3,410)
Depreciation of property, plant and equipment	38,318	55,459	55,859
Amortization of intangible assets	20,958	495,614	633,368
Deferred income tax	(14,797)	(10,940)	6,863
Share-based compensation	57,104	120,045	76,981
Write-down of assets	-	280,591	-
(Gains)/Losses on disposal of property, plant and equipment	(501)	375	(22,993)
Gain on disposal of intangible assets	(10)	-	-
Share of results of equity investees	893	16,663	25,640
Allowance for doubtful accounts and credit losses	13,897	8,931	102,651
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(653,530)	(384,192)	(426,800)
Bills receivable	(35,533)	(42,943)	37,424
Prepayments and other receivables	(64,520)	(154,224)	(258,732)
Due from related parties	(34,356)	(95,769)	30,996
Other current assets	459	(47)	(104,313)
Other non-current assets	(11,165)	(19,686)	(462,033)
Accounts payable	292,112	433,634	619,769
Income tax payable	68,021	(16,581)	9,761
Due to related parties	1,950	35,322	35,693
Other payables and accruals	293,073	392,608	393,262
Other non-current liabilities	-	24,361	70,351

Net cash provided by operating activities	409,920	601,883	527,396

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2014	2015	2016
	RMB	RMB	RMB

Cash flows from investing activities
Placement of time deposits	(61,190)	(2,388,478)	(2,000)
Proceeds from maturity of time deposits	-	2,443,311	100,000
Placement of restricted cash	-	(334,098)	(6,902,089)
Proceeds from restricted cash	-	-	1,822,631
Purchase of investment in equity investees	(97,345)	(921,130)	(280,168)
Purchases of property, plant and equipment	(48,391)	(231,850)	(575,015)
Purchases of intangible assets	(7,915)	(3,607)	(33,567)
Proceeds from disposal of property, plant and equipment	1,574	42,960	67,090
Proceeds from disposal of intangible assets	672	-	445
Acquisition of finance receivables	-	(3,630,792)	(13,951,414)
Collection of finance receivables	-	854,056	2,844,009
Acquisition of subsidiaries, net of cash acquired	(107,693)	(6,118)	(56,513)

Net cash used in investing activities	(320,288)	(4,175,746)	(16,966,591)

Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance costs	-	3,370,015	977,954
Proceeds from issuance of subsidiary’s redeemable convertible preference shares, net of issuance costs	-	1,537,952	2,043,694
Proceeds from issuance of convertible debt	-	-	991,720
Payment of public offering expenses	(832)	-	-
Proceeds from exercise of options	29,490	5,881	20,772
Proceeds from borrowings	-	361,084	7,775,989
Repayment of borrowings	-	-	(818,076)
Proceeds from nonrecourse securitization debt	-	-	5,499,400
Repayment of nonrecourse securitization debt	-	-	(1,068,779)

Net cash provided by financing activities	28,658	5,274,932	15,422,674

Effect of exchange rate changes on cash and cash equivalents	1,523	18,332	97,636

Increase/(Decrease) in cash and cash equivalents	119,813	1,719,401	(918,885)
Cash and cash equivalents at beginning of the year	1,101,660	1,221,473	2,940,874

Cash and cash equivalents at end of the year	1,221,473	2,940,874	2,021,989

Supplemental cash flow disclosures:

Cash paid for income taxes	(44,419)	(92,039)	(130,946)
Cash paid for interest	(3,684)	(3,117)	(71,759)

Supplemental disclosures of non-cash activities:

Issuance of ordinary shares in connection with business cooperation with JD.com	-	3,045,268	-
Acquisition of subsidiaries	61,209	-	-
Purchases of property, plant and equipment	43,082	1,537	1,240
Purchases of intangible assets	425	4,258	291
Amounts receivable from exercise of options	(20)	(797)	(3,488)

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

									Total Bitauto
							Accumulated		Holdings
					Additional		other		Limited		Total
	Ordinary shares		Treasury shares		paid-in	Statutory	comprehensive	Retained	shareholders’	Noncontrolling	shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	income	earnings	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2014	43,405,745.0	12	1,908,183.5	(62,728)	1,298,279	24,602	(66,318)	272,135	1,465,982	-	1,465,982

Issuance of ordinary shares	2,170,000.0	1	-	-	-	-	-	-	1	-	1

Exercise of options and restricted shares units (“RSUs”)	-	-	(4,518.0)	149	28,120	-	-	-	28,269	-	28,269

Share-based compensation	-	-	-	-	57,104	-	-	-	57,104	-	57,104

Net income	-	-	-	-	-	-	-	485,639	485,639	3,932	489,571

Foreign currency translation gains	-	-	-	-	-	-	3,164	-	3,164	-	3,164

Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	242,923	242,923

Statutory reserves	-	-	-	-	-	19,755	-	(19,755)	-	-	-

As of December 31, 2014	45,575,745.0	13	1,903,665.5	(62,579)	1,383,503	44,357	(63,154)	738,019	2,040,159	246,855	2,287,014

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

									Total Bitauto
							Accumulated		Holdings
					Additional		other		Limited		Total
	Ordinary shares		Treasury shares		paid-in	Statutory	comprehensive	Retained	shareholders’	Noncontrolling	shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	earnings	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2015	45,575,745.0	13	1,903,665.5	(62,579)	1,383,503	44,357	(63,154)	738,019	2,040,159	246,855	2,287,014

Issuance of ordinary shares	17,735,549.0	4	-	-	6,355,197	-	-	-	6,355,201	-	6,355,201

Exercise of options and RSUs	-	-	(179,168.0)	5,889	767	-	-	-	6,656	-	6,656

Share-based compensation	-	-	-	-	120,045	-	-	-	120,045	-	120,045

Net loss	-	-	-	-	-	-	-	(393,182)	(393,182)	7,898	(385,284)

Foreign currency translation gains	-	-	-	-	-	-	344,748	-	344,748	-	344,748

Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	10,000	10,000

Accretion of redeemable noncontrolling interests	-	-	-	-	-	-	-	(113,810)	(113,810)	-	(113,810)

Statutory reserves	-	-	-	-	-	12,836	-	(12,836)	-	-	-

As of December 31, 2015	63,311,294.0	17	1,724,497.5	(56,690)	7,859,512	57,193	281,594	218,191	8,359,817	264,753	8,624,570

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

									Total Bitauto
							Accumulated	Retained	Holdings
					Additional		other	earnings/	Limited		Total
	Ordinary shares		Treasury shares		paid-in	Statutory	comprehensive	(Accumulated	shareholders’	Noncontrolling	shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2016	63,311,294.0	17	1,724,497.5	(56,690)	7,859,512	57,193	281,594	218,191	8,359,817	264,753	8,624,570

Issuance of ordinary shares	7,414,731.0	2	-	-	978,331	-	-	-	978,333	-	978,333

Beneficial conversion feature in relation to issuance of convertible debt	-	-	-	-	185,712	-	-	-	185,712	-	185,712

Exercise of options and RSUs	-	-	(450,311.0)	14,802	8,510	-	-	-	23,312	-	23,312

Share-based compensation	-	-	-	-	76,981	-	-	-	76,981	-	76,981

Net loss	-	-	-	-	-	-	-	(336,058)	(336,058)	(1,895)	(337,953)

Foreign currency translation gains	-	-	-	-	-	-	459,430	-	459,430	-	459,430

Acquisitions of subsidiaries	-	-	-	-	-	-	1,278	-	1,278	15,689	16,967

Accretion of redeemable noncontrolling interests	-	-	-	-	(205,287)	-	-	-	(205,287)	-	(205,287)

Statutory reserves	-	-	-	-	-	32,648	-	(32,648)	-	-	-

As of December 31, 2016	70,726,025.0	19	1,274,186.5	(41,888)	8,903,759	89,841	742,302	(150,515)	9,543,518	278,547	9,822,065

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations of its own, but conducts most of its business through its operating subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs established in the People’s Republic of China (the “PRC”). The Company owns the equity interest  of its operating subsidiaries, VIEs and subsidiaries of VIEs through its wholly owned subsidiary, Bitauto Hong Kong Limited (“Bitauto HK”). Bitauto HK’s principal activities are the provision of investing, administrative and consulting services to its subsidiaries. The Company, its subsidiaries, VIEs and subsidiaries of VIEs are collectively referred to as the “Group”.

The Group is principally engaged in the provision of internet content and marketing services, and transaction services in the automobile industry, including advertising services, subscription services, transaction services and one-stop digital marketing solution services in the PRC.

As of December 31, 2016, the Company’s principal subsidiaries, VIEs and subsidiaries of VIEs are as follows:

Name	Date of incorporation or acquisition	Place of operations	% equity interest
Subsidiaries
Bitauto Hong Kong Limited	April 27, 2010	Hong Kong	100
Yixin Capital Limited (“Yixin”)	November 19, 2014	Cayman Islands	100
Yixin Capital Hong Kong Limited	November 27, 2014	Hong Kong	100
Beijing Bitauto Internet Information Company Limited	January 20, 2006	PRC	100
Xinche Investment (Shanghai) Company Limited	January 16, 2015	PRC	100
Shanghai Yixin Financing Leasing Company Limited	August 12, 2014	PRC	100
Shanghai Techuang Advertising Company Limited	January 29, 2015	PRC	100
Bitauto (Xi’an) Information Technology Company Limited	January 22, 2014	PRC	100
KKC Holdings Limited (“KKC”)	November 10, 2016	Cayman Islands	49.7
KKC Holdings Limited	November 10, 2016	Hong Kong	49.7
Beijing Kankanche Science & Technology Limited	November 10, 2016	PRC	49.7

VIEs and subsidiaries of VIEs
Beijing C&I Advertising Company Limited	December 30, 2002	PRC	100
Beijing Bitauto Information Technology Company Limited	November 30, 2005	PRC	100
Beijing Easy Auto Media Company Limited	March 7, 2008	PRC	100
Beijing Chehui Interactive Advertising Company Limited	February 10, 2006	PRC	100
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007	PRC	100
Beijing You Jie Information Company Limited	July 11, 2008	PRC	100
Beijing Xinbao Information Technology Company Limited	February 2, 2008	PRC	100
Bitauto (Tianjin) Commerce Company Limited	May 16, 2014	PRC	100
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011	PRC	100
Beijing Runlin Automobile and Technology Company Limited (“Beijing Runlin”)	October 1, 2014	PRC	51
Target Net (Beijing) Technology Company Limited (“Target Net”)	July 24, 2014	PRC	51
Beijing New Line Advertising Company Limited	June 8, 2006	PRC	100
Beijing BitOne Technology Company Limited	August 13, 2010	PRC	100
Beijing Yixin Information Technology Company Limited	January 9, 2015	PRC	100
Beijing Kankanche Information Technology Limited	November 10, 2016	PRC	49.7

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

Variable interest entities

To comply with the PRC laws and regulations that restrict foreign ownership of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and engages in such restricted businesses in the PRC through certain PRC domestic companies, whose equity interest are held by certain management members of the Company (“nominee shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual agreements with these PRC domestic companies and their respective nominee shareholders. These contractual agreements include loan agreements, irrevocable power of attorney, share pledge agreements, exclusive business cooperation agreements and exclusive option agreements. Through these contractual agreements, the Company is entitled to receive a majority of residual returns and is obligated to absorb a majority of the risk of losses of these PRC domestic companies. Based on these contractual agreements, management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the primary beneficiary. As such, the Group consolidated financial results of VIEs and subsidiaries of VIEs in the Group’s consolidated financial statements.

The summary of these contractual agreements are further described as below.

Loan Agreements

Pursuant to the relevant loan agreements, the relevant PRC subsidiaries provided interest-free loans to the respective nominee shareholders of the VIEs. The purpose of the loans is to provide capital and/or registered capital to VIEs in order to develop their businesses. The loan agreements have indefinite terms or certain terms that could be extended upon mutual written consent of the parties.

Irrevocable Power of Attorney

Each nominee shareholder of the VIEs executed an irrevocable power of attorney, appointing the relevant PRC subsidiaries or a person designated by such PRC subsidiaries as his or her attorney-in-fact to attend shareholders' meetings of the respective VIEs, exercise all the shareholder's voting rights, including but not limited to the sale, transfer, pledge or disposition of the shareholder's equity interest in the VIEs, and designate or appoint legal representatives, directors and officers of the relevant VIEs. Each power of attorney remains valid and irrevocable from the date of execution so long as the person remains as the nominee shareholder of the respective VIEs.

Share Pledge Agreements

Pursuant to the share pledge agreements, the nominee shareholders of the VIEs have pledged all of their equity interest in the relevant VIEs to the relevant PRC subsidiaries as collateral for all of the VIEs’ and nominee shareholders’ payments due to the relevant PRC subsidiaries and to secure their obligations under applicable contractual agreements. Each pledge of shares or equity interest is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the relevant exclusive business cooperation agreement or all the obligations under the relevant contractual agreements have been fulfilled by the relevant VIEs. During the term of a pledge, the relevant PRC subsidiaries, the pledgees, may dispose of the pledge if the VIE defaults under the exclusive business cooperation agreement. Each of the relevant PRC subsidiaries also has the right to collect dividends generated by the shares or equity interest pursuant to these pledge agreements. In addition, each nominee shareholder of the relevant VIEs agrees not to transfer or create any new encumbrance adverse to the relevant PRC subsidiaries on the shareholder's equity interest in such VIEs without prior written consent of the relevant PRC subsidiaries.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

Exclusive Business Cooperation Agreement

The relevant PRC subsidiaries and relevant VIEs entered into exclusive business cooperation agreements under which the relevant PRC subsidiaries provide the relevant VIEs, on an exclusive basis, with technical, consulting and other services in relation to the respective VIEs’ business. The VIEs shall pay service fees to the relevant PRC subsidiaries determined based on several metrics including the type, value and market price of the services provided by the relevant PRC subsidiaries and the operating conditions of the relevant VIEs. During the terms of the agreements, the relevant VIEs have agreed not to accept any consultation and/or services provided by any third party without the relevant PRC subsidiaries' prior written consent. The agreements have certain terms that could be extended upon the relevant PRC subsidiaries’ prior written consent, or remain effective unless the relevant PRC subsidiaries terminate them in writing or either the relevant PRC subsidiaries or the relevant VIEs fail to obtain the government's approval for the renewal of the relevant business license.

Exclusive Option Agreements

Pursuant to these exclusive option agreements, each of the nominee shareholders of the VIEs irrevocably granted the relevant PRC subsidiaries an exclusive right to purchase, or designate one or more persons to purchase, the equity interest in the relevant VIEs then held by such nominee shareholder of the respective VIEs. The relevant PRC subsidiaries or their designees may purchase such equity interest at any time, once or at multiple times, in part or in whole at their own sole and absolute discretion to the extent permitted by the PRC laws. The agreements have certain terms that could be extended at the relevant PRC subsidiaries’ discretion, or remain effective until all the equity interest held by the nominee shareholders of the VIEs have been transferred or assigned to the relevant PRC subsidiaries or any other persons designated by them.

Risks in relations to the VIE structure

Based on the advice of the Company’s PRC legal counsel, the ownership structure and contractual agreement of the VIEs and subsidiaries in the PRC do not violate any existing PRC laws and regulations. Therefore, in the opinion of management, (i) the ownership structure of the Company and the VIEs do not violate any existing PRC laws and regulations;(ii) the contractual agreement with VIEs and their nominee shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect;(iii) the Group’s business operation are in compliance with existing PRC laws and regulations in all material respects.

However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations, and the PRC government may in the future take a view that is contrary to the above opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs and their nominee shareholders were found to be in violation of any existing or future PRC laws or regulations, the Group may be subject to penalties, which may include but not to be limited to, revocation of the Group’s business and operating licenses, being required to discontinue or restrict the Group’s operations, or being required to restructure the Group’s ownership structure or operations. These penalties may result in a material and adverse effect on the Group’s ability to conduct its operations. In such cases, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

The following financial information of the VIEs and subsidiaries of VIEs in the PRC was included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2015	2016
	RMB	RMB

Total assets	5,166,431	6,037,614
Total liabilities	3,593,119	4,338,170

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB

Revenue	2,608,665	4,153,558	4,389,398
Net income	488,954	217,858	126,673

	For the year ended December 31
	2014	2015	2016
	RMB	RMB	RMB

Net cash provided by operating activities	403,996	110,226	603,227
Net cash used in investing activities	(207,161)	(301,659)	(415,610)
Net cash provided by financing activities	-	641,084	39,107

As of December 31, 2015 and 2016, the total assets of the Group’s VIEs and subsidiaries of VIEs were mainly consisting of cash and cash equivalents, accounts receivable, net, prepayments and other receivables, investment in equity investees, property, plant and equipment, net, and intangible assets, net. As of December 31, 2015 and 2016, the total liabilities of the VIEs and subsidiaries of VIEs were mainly consisting of accounts payable, other payables and accruals. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

In accordance with contractual agreements, the Company has the power to direct activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs and subsidiaries of VIEs. Therefore, the Company considers that there is no asset in any of the consolidated VIEs and subsidiaries of VIEs that can be used only to settle obligations of these entities, except for registered capital and PRC statutory reserves. Creditors of the VIEs and subsidiaries of VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs and subsidiaries of VIEs.

Currently, there is no contractual arrangement that requires the Company to provide any additional financial support to VIEs and subsidiaries of VIEs. As the Company conducts its business primarily based on the licenses and approvals held by its VIEs and subsidiaries of VIEs, the Company may provide additional financial support on a discretionary basis in the future.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Group are prepared in accordance with accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’).

In previous years, the Group prepared its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). Beginning from year 2016, the Group changed its basis of accounting from IFRS to U.S. GAAP. As a result, the consolidated financial statements of the Group as of December 31, 2015 and for the years ended December 31, 2014 and December 31, 2015 have been revised and prepared under U.S. GAAP.

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of VIEs for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies.

A VIE is an entity in which the Company, or its subsidiaries, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiaries are the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of VIEs have been eliminated upon consolidation. The results of subsidiaries, the VIEs and subsidiaries of VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(c)	Business combinations and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (‘‘ASC’’) 805 ‘‘Business Combinations’’. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination considered as a step acquisition, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income to distinguish the interests from that of the Company.

(d)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates are used for, but not limited to the valuation and recognition of share-based compensation, realization of deferred tax assets, fair value of assets and liabilities acquired in business combinations, assessment for impairment of long-lived assets, investment in equity investees, intangible assets and goodwill, allowance for doubtful accounts, allowance for credit losses, and useful lives of intangible assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(e)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the Chief Executive Officer of the Group. Until December 31, 2014, the Group managed its business in four segments, namely, bitauto.com business, EP platform business, taoche.com business and digital marketing solutions business. Starting from January 1, 2015, in order to better reflect the structure of the business at that time, management oversaw and monitored its business in three segments, namely advertising business, EP platform business and digital marketing solutions business. Advertising revenue and dealer subscription revenue from the taoche.com business were reported under advertising business and EP platform business, respectively.

Beginning from January 1, 2016, in order to better reflect the structure of the business and provide more clarity regarding the operating performance, management started to oversee and monitor its business across advertising and subscription business, transaction services business and digital marketing solutions business. Transaction services on the EP platform are reported separately under the new business segment of transaction services business, and the advertising business and the subscription business on the EP platform are combined within the advertising and subscription business segment.

(f)	Foreign currency translation

The Company, its subsidiaries, VIEs and subsidiaries of VIEs individually determine their functional currency based on the criteria of ASC 830 “Foreign Currency Matters”. The functional currencies of the Company and its subsidiaries outside China are the U.S. dollar (“US$”) and the Hong Kong dollar (“HKD”), and the functional currency of PRC subsidiaries, VIEs and subsidiaries of VIEs is the RMB. Since the Group’s operations are primarily denominated in the RMB, the Group has chosen the RMB as the reporting currency for the consolidated financial statements.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income.

The financial statements of the entities with non-RMB functional currencies are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, average exchange rate for the year for income and expense items, and historical exchange rate for equity items. Translation gains or losses arising from the translation are recognized in accumulated other comprehensive income as a component of shareholders’ equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, time deposits and highly liquid investments with an original maturity of three months or less.

(h)	Time deposits

Time deposits comprise highly liquid investments with original maturities of greater than three months, but less than one year.

(i)	Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. Restricted cash is mainly pledged for bank borrowings.

(j)	Accounts receivable, net

Accounts receivable are amounts due from customers for services performed or merchandise sold in the ordinary course of business. If collection of accounts receivable is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Accounts receivable are recorded net of allowance for doubtful accounts. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating troubled collection, such as the accounts aging, financial conditions of the customer and industry trend.

(k)	Bills receivable

Bills receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(l)	Investment in equity investees

Investment in equity investees represents the Group’s investments in privately-held companies. The Group applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 ‘‘Investment - Equity Method and Joint Ventures’’, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For other equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of comprehensive income and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

Under the cost method, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

From time to time, the rights on certain investments in which the Group has significant influence were modified with new rounds of financing. These modifications may be additions or removals of certain rights. As a result of such modification, these equity investments, which were accounted for using equity method, were reclassified as investments accounted for using cost method, or vice versa. The carrying amount of the investments was remeasured upon the reclassification and a deemed disposal gain or loss was recognized in the investment income/(loss) in the consolidated statements of comprehensive income.

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in investment income/(loss) in the consolidated statements of comprehensive income.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(m)	Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation are computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computers and servers	3 – 5 years
Motor vehicles	5 years
Furniture and fixtures	3 – 5 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of comprehensive income.

(n)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying amount of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(o)	Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and impairment if any. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Purchased software	5 - 10 years
Digital Sales Assistant system	10 years
Domain names	10 years
Contract backlog	1.1 - 1.25 years
Brand name	10.1 - 15.25 years
Customer relationship	6 - 15.25 years
Business cooperation (Note 5)	5 years
Others	5 - 10 years
Trademark and lifetime membership	Indefinite

(p)	Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(q)	Borrowings

Borrowings are recognized initially at fair value, net of upfront fees, debt issuance costs, and debt discounts or premiums. Upfront fees, debt issuance costs, and debt discounts or premiums are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated statements of comprehensive income over the estimated term of the facilities and borrowings using the effective interest method.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(r)	Nonrecourse securitization debt

The Group securitizes finance receivables arising from its consumers through the transfer of those assets to securitization vehicles. The securitization vehicles then issue debt securities to third-party investors, collateralized by the transferred assets. The asset-backed debt securities issued by the securitization vehicles are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets. The securitization vehicles are considered consolidated variable interest entities based upon the applicable accounting guidance, and the asset-backed debt securities issued by the securitization vehicles are reported as current and non-current liabilities in the consolidated balance sheets based on their respective expected repayment dates.

(s)	Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

(t)	Convertible debt

The Group determines the appropriate accounting treatment of its convertible debt in accordance with the terms in relation to the conversion feature, call and put option, and beneficial conversion feature. After considering the impact of such features, the Company may account for such instrument as a liability in its entirety, or separate the instrument into debt and equity components following the respective guidance described under ASC 815 “Derivatives and Hedging” and ASC 470 “Debt”.

The debt discount, if any, together with related issuance cost are subsequently amortized as interest expense, using the effective interest method, from the issuance date to the earliest conversion date. Convertible debt is classified as a current liability if their due date is or will be within one year from the balance sheet date.

(u)	Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group measures certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis, intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(v)	Fair value (continued)

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

(w)	Treasury shares

The Company’s equity instruments that are repurchased are recognized at cost and deducted from equity as treasury shares. No gain or loss is recognized in the consolidated statements of comprehensive income on the purchase, sale, issue or cancellation of the Company’s equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in additional paid-in capital. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. For the years ended December 31, 2014, 2015 and 2016, the Company did not repurchase any share.

(x)	Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their net income based on PRC accounting standards to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the discretion of the respective entity.

In addition, in accordance with the PRC Company Laws, the Company’s VIEs and subsidiaries of VIEs, registered as Chinese domestic companies, must make appropriations from their net income based on PRC accounting standards to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective entity.

None of these reserves are allowed to be transferred to the Company in terms of dividends, loans or advances, nor can they be distributed except under liquidation.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(y)	Revenue recognition

Revenue principally represents advertising and subscription services revenue, transaction services revenue and agent services revenue. Consistent with the criteria of ASC 605 ‘‘Revenue Recognition’’, the Group recognizes revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Value-added tax (“VAT”) is included in revenue.

Revenue arrangements with multiple deliverables are divided into separate units of accounting. The arrangement consideration is allocated at the inception of the arrangement to each element based on their relative fair values for revenue recognition purposes. The consideration is allocated to each element using vendor-specific objective evidence or third-party evidence of the standalone selling price for each deliverable, or if neither type of evidence is available, using management’s best estimate of selling price.

Advertising and subscription services

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

Subscription services

The Group provides web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to dealer customers in China. Such SaaS platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. The revenue is recognized on a straight-line basis over the subscription or listing period. Revenues from dealer subscription and listing services are reported at a gross amount.

The Group invoices its customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. The Group records amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in the Group’s consolidated balance sheets.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(y)	Revenue recognition (continued)

Transaction services

The Group provides automobile financial leasing services on its automotive financial services platform. Revenue attributable to such services is recognized over the lease period on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The Group also recognizes commission-based fees for the provision of automobile e-commerce services.

Agent services

The Group receives commissions for assisting customers in placing advertisements on media vendor websites (“advertising agent services”). The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period, and when the collectability is reasonably assured. The Group also receives performance−based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. Revenue is recognized when the amounts of these performance-based rebates are probable and reasonably estimable. The Group also provides project-based services such as public relations and marketing campaign. Revenue is recognized when the services have been rendered, and the collectability is reasonably assured.

(z)	Cost of revenue

Cost of revenue mainly includes fees paid to the Group’s business partners to distribute the dealer customers’ automobile pricing and promotional information, bandwidth leasing fees, salaries and benefits for employees directly involved in revenue generation activities, direct service cost, funding cost, automobile transaction cost, depreciation and amortization of assets, and turnover taxes and related surcharges.

(aa)	Selling and administrative expenses

Selling and administrative expenses consist primarily of salaries and benefits for the sales and marketing personnel and administrative personnel, sales and marketing expenses, share-based compensation expense, depreciation and amortization of assets and other expenses for daily operations.

Advertising expenditures are expensed as incurred and are included in selling and administrative expenses. Total advertising expenditures were RMB192.2 million, RMB495.2 million and RMB363.8 million for the years ended December 31, 2014, 2015 and 2016.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(bb)	Product development expenses

Product development expenses consist primarily of staff costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites, mobile application and related software. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality, in which case they are capitalized.

(cc)	Share-based compensation

The Group’s share-based awards mainly comprise share options and RSUs. In accordance with ASC 718 “Compensation – Stock Compensation”, share-based awards granted to employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded vesting method, net of estimated forfeitures, over the requisite service period.

All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

If a share-based award is modified after the grant date, additional compensation expenses are recognized in an amount equal to the excess of the fair value of the modified equity instrument over the fair value of the original equity instrument immediately before modification. The additional compensation expenses are recognized immediately on the date of the modification or over the remaining requisite service period, depending on the vesting status of the award.

The Group determined the fair value of share options with the assistance of independent third-party valuation firms. The binomial option pricing model was applied in determining the fair value of share options. The fair value of RSUs granted subsequent to the initial public offering will be the price of publicly traded shares on the date of grant.

(dd)	Employee Benefits - PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB98.0 million, RMB178.2 million and RMB282.2 million for the years ended December 31, 2014, 2015 and 2016, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(ee)	Income taxes

The Group accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Group adopts ASC 740-10-25 ‘‘Income Taxes’’ which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2014, 2015 and 2016.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(ff)	Leases

Each lease is classified at the inception date as either a capital lease or an operating lease.

For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases. Payments made under operating lease are charged to the consolidated statements of comprehensive income on a straight-line basis over the terms of underlying lease.

For leases where the Group is the lessor, a transaction is accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. The net investment in the leases consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The allowance for credit losses is based on a systematic, ongoing review and evaluation performed as part of the credit-risk evaluation process.

If a lease transaction does not meet the criteria for classification as a capital lease as specified above, it is classified by the lessor as an operating lease. The payments received by the lessor are recorded as lease income in the period in which the payment is received or becomes receivable. The Group records the leased property as property, plant and equipment, net on the consolidated balance sheets and depreciated in the same manner as the other equipment. Initial direct costs are amortized over the lease term as the related lease revenue is recognized. However, these costs may be charged to expense as incurred if the effect is not materially different from straight-line amortization.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(gg)	Government grants

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

(hh)	Earnings per share

Basic earnings per share is computed by dividing net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per ordinary share is computed by dividing the net income/(loss) attributable to ordinary shareholders for the year by the weighted average number of ordinary and potential ordinary shares outstanding during the year, if the effect of potential ordinary shares is dilutive. Potential ordinary shares for the Company include incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

3.	Recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606)”. This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition”. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Group has adopted this guidance for the year ended December 31, 2016, and retrospectively applied this guidance to all periods presented.

On January 5, 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On February 25, 2016, the FASB issued ASU No. 2016-02, “Leases”. ASU No. 2016-02 specifies the accounting for leases. For operating leases, this standard requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. This standard is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. Early adoption is permitted. The Group is currently evaluating the impact of adopting this standard on its consolidated financial statements.

On March 30, 2016, the FASB issued ASU No. 2016-09, “Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting”, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group does not expect this standard to have a material impact on its consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

3.	Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments”, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.	Concentration of risks

(a)	Concentration of customers

There were no customers that individually represented greater than 10% of the total revenue for the years ended December 31, 2014, 2015 and 2016, respectively.

(b)	Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash and cash equivalents, time deposits, restricted cash, accounts receivable and finance receivables.

As of December 31, 2014, 2015 and 2016, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash were held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality. Under the new Bankruptcy Law effective in 2007, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits bank in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable and finance receivables are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balance. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations.

(c)	Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)	Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies and require certain supporting documentation in order to effect the remittance.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions

Acquisition of Work It Out

In March 2014, the Group acquired 100% equity interest in Work It Out, a company incorporated in Hong Kong and specializing in the provision of advertising services, to expand its advertising services. The acquisition was individually insignificant.

Acquisition of additional interest in Target Net

In October 2012, the Group acquired a 20% interest in Target Net, an unlisted entity based in the PRC and involved in the provision of internet information distribution services. In July 2014, the Group acquired an additional 31% equity interest in Target Net, increasing its ownership interest to 51%. The Group acquired Target Net to expand its internet information distribution services.

This transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB53.6 million arising from revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income for the year ended December 31, 2014.

The total purchase consideration for acquiring Target Net was RMB157.2 million. Out of the total purchase consideration, the Group would pay in aggregate RMB50.0 million contingent upon Target Net meeting certain revenue and net profit targets for the years of 2014 and 2015. The Group measured the liability at an estimated fair value of RMB45.5 million as of the acquisition date, and remeasured to its estimated fair value of RMB47.8 million as of December 31, 2014 with the change recorded in earnings. In 2015, the Group paid out RMB20.0 million contingent consideration based on operating results of Target Net for the year, and the remaining contingent consideration was remeasured to RMB30.0 million as of December 31, 2015 which was fully paid out in 2016 based on operating results of Target Net for the year of 2015.

Acquisition of Beijing Runlin

In October 2014, the Group acquired 51% equity interest in Beijing Runlin, an unlisted entity based in the PRC and involved in the provision of solutions and applications to the customer relationship management (“CRM”) system to auto makers and dealers. The Group acquired Beijing Runlin to expand its CRM services.

The total purchase consideration for acquiring Beijing Runlin was RMB95.7 million. Out of the total purchase consideration, the Group would pay in aggregate RMB20.0 million contingent upon Beijing Runlin meeting certain revenue and net profit targets for the years from 2015 to 2017. The Group measured the liability at an estimated fair value of RMB15.7 million as of the acquisition date, and remeasured to RMB16.0 million as of December 31, 2014 with the change recorded in earnings. In 2015, the Group remeasured the contingent consideration to nil based on operating results of Beijing Runlin for the year and expected operating results for the following two years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Acquisition of KKC

In April 2015 and September 2016, the Group acquired equity interest of KKC, an unlisted entity based in the PRC and involved in the used car business, in aggregate to approximately 54.8% on a fully diluted basis. Although holding the majority of equity interest, the Group did not obtain control over KKC due to the absence of the majority of voting power at the board of directors of KKC. In November 2016, the Group further acquired equity interest of KKC, increasing its equity interest to 49.7% of ordinary shares and approximately 74.8% on a fully diluted basis, and obtained control over KKC. The Group acquired KKC to expand its used car business.

The transaction in November 2016 was considered a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB28.1 million arising from the revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income for the year ended December 31, 2016.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	Fair value recognized on acquisition
	2014	2015	2016
	RMB	RMB	RMB

Cash and cash equivalents	23,490	-	39,406
Property, plant and equipment, net	2,089	-	1,211
Intangible assets, net	214,333	-	63,922
Other assets	53,159	-	41,778
Current liabilities	(39,211)	-	(73,021)
Deferred tax liabilities	(46,850)	-	(15,977)
Net assets	207,010	-	57,319
Noncontrolling interests	(242,923)	-	(15,689)
Goodwill arising on acquisitions	289,936	-	115,848
Total	254,023	-	157,478

Cash considerations	131,185	-	20,366
Fair value of previously held equity interest	61,629	-	137,112
Contingent considerations	61,209	-	-
Total considerations	254,023	-	157,478

The goodwill represented expected synergies arising on acquisitions. The knowledge and expertise of employees is not separable. Therefore, it does not meet the criteria for recognition as intangible asset under ASC 350 “Intangibles – Goodwill and Other”. None of the goodwill recognized is expected to be deductible for income tax purposes. The intangible assets arising from the acquisition include customer relationship, software, contract backlog, and brand name. The estimated useful lives were described in Note 2 (o).

The noncontrolling interest has been recognized at fair value on the acquisition date.

Acquisition of previous joint venture

In May 2014, the Group set up a joint venture with several leading Chinese automobile dealers or service providers, to develop the used car business. The original registered capital of the joint venture was RMB100.0 million and the Group contributed RMB20.0 million to hold a 20% equity interest pursuant to the joint venture agreement. In May 2015, the shareholders of the entity agreed to reduce the registered capital to RMB30.0 million, in which the capital contributed by other shareholders was reduced to RMB10.0 million while the capital contributed by the Group remained. As a result, the Group held a 66.67% equity interest in the entity and obtained control. The fair value of the identifiable net assets as at the date of acquisition was approximately RMB30.0 million.

Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually or in the aggregate, were not significant to the Group’s consolidated results of operations.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Transaction with JD.com, Inc. (“JD”) and Tencent Holdings Limited (“Tencent”)

On January 9, 2015, the Group entered into a share subscription agreement with JD.com, Inc. and JD.com Global Investment Limited (collectively as “JD”), together with Dongting Lake Investment Limited, a special purpose vehicle of Tencent Holdings Limited (collectively as “Tencent” together with Tencent Holdings Limited). On the same date, the Group entered into a business cooperation agreement with JD.com, Inc. Pursuant to the share subscription agreement and business cooperation agreement, JD invested RMB2.45 billion and certain resources to the Group and Tencent invested RMB919.1 million to the Group.

As consideration for the transaction, the Group issued 15,689,443 ordinary shares to JD, representing approximately 25% of the then outstanding ordinary shares on a fully diluted basis and 2,046,106 ordinary shares to Tencent, representing approximately 3.3% of the then outstanding ordinary shares on a fully diluted basis, upon the closing of the transaction on February 16, 2015.

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

At the end of 2015, the Group recorded a write-down of assets amounting to RMB238.6 million for the business cooperation relating to resources to be provided through the channel of Paipai.com, as the Paipai.com business was terminated by JD.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

6.	Accounts receivable, net

Accounts receivable, net as of December 31, 2015 and 2016 are as follows:

	2015	2016
	RMB	RMB

Accounts receivable	1,946,230	2,168,655
Less: allowance for doubtful accounts	(46,441)	(100,040)

	1,899,789	2,068,615

Accounts receivable are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 180 days for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2016, accounts receivable at carrying value of RMB100.0 million (2015: RMB46.4 million) were impaired and fully provided for. The movements in the allowance for doubtful accounts were as follows:

	2014	2015	2016
	RMB	RMB	RMB

Balance as of January 1	23,802	37,699	46,441
Charge for the year	13,897	8,931	53,599
Write off for the year	-	(189)	-

Balance as of December 31	37,699	46,441	100,040

7.	Prepayments and other receivables

Components of prepayments and other receivables as of December 31, 2015 and 2016 are as follows:

	2015	2016
	RMB	RMB

Advances to suppliers	29,896	73,815
Prepaid expenses	8,752	11,320
Deposits	81,700	29,840
Staff advances	20,602	33,268
VAT and other taxes receivables	148,827	366,697
Interest receivable	3,379	25,912
Other receivables	39,609	70,823

	332,765	611,675

Prepayments and other receivables are unsecured, interest-free and have no fixed terms of repayment.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

8.	Fair value measurement

As of December 31, 2015 and 2016, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2015
	Level 1	Level 2	Level 3
	RMB	RMB	RMB

Contingent considerations	-	-	(30,000)

	-	-	(30,000)

As of December 31, 2016
	Level 1	Level 2	Level 3
	RMB	RMB	RMB

Contingent considerations	-	-	-

	-	-	-

Other financial instruments

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, time deposits, restricted cash, accounts receivable, bills receivable, finance receivables, other receivables and due from related parties are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, other payables and due to related parties are financial liabilities with carrying values that approximate fair value due to their short-term nature.

Borrowings. Interest rates under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of borrowings approximate fair value.

Assets and liabilities measured at fair value on a nonrecurring basis

The Group holds investments in equity investees of privately-held companies that are accounted for using the cost method. The Group performs impairment assessments of these investments under the cost method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group determined certain investments in equity investees were fully impaired after evaluated the business prospects, operational data and financial results of the investees. Impairment charges were recorded in connection with the cost-method investments of nil, nil and RMB86.6 million for the years ended December 31, 2014, 2015 and 2016, respectively. The fair value of the investment was measured using significant unobservable inputs as Level 3.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees

The Group’s investment in equity investees are consisted of the follows:

	Cost method	Equity method	Total
	RMB	RMB	RMB

Balance as of January 1, 2014	23,020	7,756	30,776
Additions	46,595	73,548	120,143
Share of results and other comprehensive income	-	(893)	(893)
Less: disposals and transfers	-	(8,047)	(8,047)
Foreign currency translation adjustments	83	-	83
Balance as of December 31, 2014	69,698	72,364	142,062
Additions	1,042,134	171,813	1,213,947
Share of results and other comprehensive income	-	(16,663)	(16,663)
Less: disposals and transfers	(16,000)	(44,788)	(60,788)
Foreign currency translation adjustments	3,287	913	4,200
Balance as of December 31, 2015	1,099,119	183,639	1,282,758
Additions	268,535	34,685	303,220
Share of results and other comprehensive income	-	(25,640)	(25,640)
Less: disposals and transfers	(75,675)	(6,486)	(82,161)
Less: impairment loss	(86,618)	-	(86,618)
Foreign currency translation adjustments	55,415	498	55,913
Balance as of December 31, 2016	1,260,776	186,696	1,447,472

Cost method

As of December 31, 2015 and 2016, the carrying value of the Group’s cost-method investments were RMB1.10 billion and RMB1.26 billion, respectively. Investments are accounted for under the cost method if the underlying stocks the Group invested in had no readily determinable fair value or the Group has neither significant influence nor control through investment in common stock or in-substance common stock. During the year ended December 31, 2016, the Group invested RMB268.5 million in multiple private companies accounted for under the cost method, which management believes will lead to future operating synergies with the Group’s business in future years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees (continued)

Equity method

As of December 31, 2015 and 2016, the carrying value of the Group’s investments accounted for under the equity method were RMB183.6 million and RMB186.7 million, respectively. The Group applies the equity method to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

The condensed financial information of the Group’s equity investments accounted for under the equity method were summarized as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Revenue	92,644	120,930	652,864
Gross profit	14,922	13,846	138,640
Loss from operations	(15,918)	(45,351)	(35,586)
Net loss	(16,182)	(45,621)	(47,855)
Net loss attributable to the equity-method investees	(16,182)	(45,621)	(36,886)

	As of December 31,
	2015	2016
	RMB	RMB

Current assets	228,696	400,179
Non-current assets	13,174	33,689
Current liabilities	82,436	208,515
Non-current liabilities	962	2,171
Noncontrolling interests	-	4,656

10.	Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2015 and 2016 are as follows:

	2015	2016
	RMB	RMB

Computers and servers	121,874	129,842
Motor vehicles	38,778	113,754
Furniture and fixtures	8,010	9,745
Leasehold improvements	84,741	94,741
Less: accumulated depreciation	(129,471)	(153,522)

Net book value	123,932	194,560

Depreciation and amortization expenses recognized for the years ended December 31, 2014, 2015 and 2016 were RMB38.3 million, RMB55.5 million and RMB55.9 million, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

11.	Intangible assets, net

Intangible assets, net as of December 31, 2015 and 2016 are as follows:

	As of December 31, 2015
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	26,198	(13,377)	-	12,821
Digital Sales Assistant system	25,430	(10,384)	-	15,046
Trademark and lifetime membership	10,405	-	-	10,405
Domain names	13,515	(4,166)	-	9,349
Customer relationships	180,610	(25,557)	-	155,053
Brand name	3,630	(298)	-	3,332
Business cooperation	3,227,319	(469,754)	(238,582)	2,518,983
Others	17	(1)	-	16

	3,487,124	(523,537)	(238,582)	2,725,005

	As of December 31, 2016
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	43,942	(17,471)	-	26,471
Digital Sales Assistant system	25,430	(12,927)	-	12,503
Trademark and lifetime membership	9,960	-	-	9,960
Domain names	22,101	(6,285)	-	15,816
Customer relationships	211,310	(44,989)	-	166,321
Brand name	20,830	(819)	-	20,011
Business cooperation	3,447,689	(1,131,710)	(254,873)	2,061,106
Others	32,191	(1,539)	-	30,652

	3,813,453	(1,215,740)	(254,873)	2,342,840

Amortization expenses for the years ended December 31, 2014, 2015 and 2016 amounted to RMB21.0 million, RMB495.6 million and RMB633.4 million, respectively. The impairment of business cooperation mainly related to resources to be provided through the channel of Paipai.com, as the Paipai.com business was terminated by JD. Further details are set out in Note 5.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	For the year ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB

Amortization expenses	667,373	667,218	666,802	202,220	21,865

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

12.	Goodwill

	2014	2015	2016
	RMB	RMB	RMB

Balance as of January 1	38,993	328,927	329,000
Acquisition of subsidiaries	289,936	-	115,848
Foreign exchange difference	(2)	73	85

Balance as of December 31	328,927	329,000	444,933

Goodwill impairment is tested at the business segment level and there is no impairment charge as of December 31, 2014, 2015 and 2016.

	As of December 31, 2015
	Corporate assets	Advertising and subscription business	Transaction services business	Digital marketing solutions
	RMB	RMB	RMB	RMB

Goodwill	-	327,754	-	1,246

	As of December 31, 2016
	Corporate assets	Advertising and subscription business	Transaction services business	Digital marketing solutions
	RMB	RMB	RMB	RMB

Goodwill	-	327,754	115,848	1,331

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

13.	Finance receivables, net

The Group provides automobile financial leasing services on its automotive financial services platform. Detailed information of finance receivables as of December 31, 2015 and 2016 is below:

	2015	2016
	RMB	RMB

Finance receivables, gross
- Within one year	547,995	7,443,959
- After one year but not more than five years	758,170	8,935,544

	1,306,165	16,379,503

-Unearned finance income	(234,925)	(2,673,982)

-Allowance for credit losses	-	(22,486)

Finance receivables, net	1,071,240	13,683,035

The movements in the allowance for credit losses are as follows:

2016
RMB

Balance as of January 1	-
Charge for the year	29,052
Write off for the year	(6,566)

Balance as of December 31	22,486

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

14.	Borrowings

The Group’s short term borrowings represent the borrowings which were payable within one year or on demand.

These short term and long term borrowings are collateralized by a pledge of time deposits with carrying values of RMB350.7 million and RMB5.41 billion as of December 31, 2015 and 2016, respectively, which are presented as restricted cash in the consolidated balance sheets.

During 2016, the Group entered into revolving line of credit agreements with some commercial banks located in China. The total revolving line of credit was RMB2.79 billion (2015: RMB480.0 million) and available within one year from the respective agreement date. There are no commitment fees associated with the unused portion of the line of credit. The major revolving line of credit is guaranteed by the Company or other entities within the Group.

The weighted average interest rate on borrowings outstanding as of December 31, 2015 and 2016 was approximately 4.1% and 4.9%, respectively.

As of December 31, 2016, the borrowings will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	5,736,026	1,156,761	426,332	-	-

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

15.	Nonrecourse securitization debt

As of December 31, 2015 and 2016, the asset-backed debt securities were nil and RMB4.43 billion, respectively. The weighted average interest rate for the outstanding nonrecourse securitization debt as of December 31, 2016 was approximately 4.7%.

16.	Convertible debt

On August 2, 2016, the Company issued convertible notes (the “PAG Notes”) for an aggregate principal amount of US$150.0 million to PA Grand Opportunity Limited (PAG). The PAG Notes are due on August 1, 2021 and bear interest of 2% annually which will be paid semi-annually beginning on February 2, 2017.

The PAG Notes can be converted, at the holder's option, into the Company’s fully paid American Depositary Shares (“ADSs”) or ordinary shares with an initial conversion price of approximately US$23.67 per ADS, representing an initial conversion rate of 4,224.7671 ADSs per US$100,000 principal amount of the PAG Notes.

The issuance costs of the PAG Notes were US$0.18 million and are being amortized to interest expense, using the effective interest method, until the maturity date of the PAG Notes.

The Company has accounted for the PAG Notes in accordance with ASC 470, as a single instrument classified as a long-term debt within the consolidated financial statements. The value of the PAG Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. As of December 31, 2016, the value of the PAG Notes in non-current liabilities is RMB859.2 million.

The Company evaluated the embedded conversion features contained in the PAG Notes in accordance with ASC 815-10-15 to determine if the conversion option requires bifurcation. In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the PAG Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity’s own stock and classified in stockholders’ equity.

As the conversion option was not bifurcated, the Company then assessed if there was any beneficial conversion feature (“BCF”) in accordance with ASC 470-20. The Company recognized a BCF of US$27.9 million (RMB185.7 million) through a credit to additional paid-in capital because the fair value per ordinary share of US$28.08 exceeded the conversion price of US$23.67 at the commitment date on August 2, 2016. The resulting discount of US$27.9 million to the PAG Notes is then accreted to the redemption value as interest expense using the effective interest method through the consolidated statement of comprehensive income over the term of the PAG Notes.

The Company evaluated the embedded contingent redemption features contained in the PAG Notes in accordance with ASC 815-15-25-42 and ASC 815-15-25-26. The contingent redemption features were not required to be bifurcated because they are considered to be clearly and closely related to the debt host contract, as the PAG Notes were not issued at a substantial discount and are puttable at par.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

17.	Other payables and accruals

Components of other payables and accruals as of December 31, 2015 and 2016 are as follows:

	2015	2016
	RMB	RMB

Accrued payroll	129,271	196,693
Accrued expenses	36,668	49,304
Advances from customers	637,914	786,078
Other payables	122,099	195,632
Other tax payables	177,619	281,220
Deferred revenue	43,365	37,956
Interest payable	1,469	50,210

	1,148,405	1,597,093

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers, are amounts received from dealer subscriptions and listing customers prior to revenue recognition amounting to RMB578.8 million and RMB669.7 million, as of December 31, 2015 and 2016, respectively.

18.	Redeemable noncontrolling interests

	2015	2016
	RMB	RMB

Balance as of January 1	-	1,697,718
Issuance of subsidiary shares	1,583,908	2,036,641
Accretion to redeemable noncontrolling interests	113,810	205,287

	1,697,718	3,939,646

In 2015 and 2016, Yixin, a subsidiary of the Group, issued redeemable convertible preference shares to certain third-party investors. The redeemable convertible preference shares contain conversion features and redemption features. The Group records accretion of redemption value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

After the issuance of redeemable convertible preference shares in 2016, the Group holds 100% of ordinary shares of Yixin and approximately 46.9% equity interest in Yixin on a fully diluted basis. As the Group has a majority of voting power at the board of directors of Yixin, the Group remains control over Yixin and therefore continues to consolidate it.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

19.	Revenue

	2014	2015	2016
	RMB	RMB	RMB

Advertising and subscription services	2,163,909	3,106,025	3,432,986
Transaction services	77,565	664,225	1,551,676
Agent services	376,365	483,945	788,286

	2,617,839	4,254,195	5,772,948

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

20.	Other (losses)/gains, net

	2014	2015	2016
	RMB	RMB	RMB

Exchange (losses)/gains	(11,043)	30,744	4,005
Gains/(Losses) on disposal of property, plant and equipment, net	501	(1,779)	22,993
Government grants	3,108	22,512	26,788
Others, net	(3,470)	9,031	17,195

	(10,904)	60,508	70,981

21.	Income tax expense

Cayman Islands

Under the current laws of the Cayman Islands, the Company and its subsidiaries incorporated in the Cayman Islands are not subject to tax on income or capital gain. Additionally, the Cayman Islands do not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the Hong Kong tax laws, subsidiaries in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and they may be exempted from income tax on their foreign-derived income and there is no withholding tax in Hong Kong on remittance of dividends.

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), EIT rate is 25% for enterprises incorporated in the PRC. Preferential EIT rates are available for enterprises qualified as High and New Technology Enterprises (“HNTEs”) and Software Enterprises (“SEs”). Entities qualified as HNTEs enjoy a reduced tax rate of 15% within three years after obtaining the HNTE certificate. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of HNTEs of the Group successfully re-applied for the certificates when the prior ones expired. Entities qualified as SEs enjoy a two-year exemption for EIT from the first profitable year followed by a three-year half reduction in tax rate.

Further, pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared by PRC enterprises to their foreign non-resident enterprise investors. A lower withholding tax rate will be applied if tax treaty or arrangement benefits are available. According to the tax arrangement between the PRC and Hong Kong, withholding tax rate of 5% is applicable if direct foreign non-resident enterprise investors own directly at least 25% equity interest in the PRC enterprises and meet the relevant requirements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

21.	Income tax expense (continued)

Composition of income tax expenses:

	2014	2015	2016
	RMB	RMB	RMB

Current income tax	112,440	75,458	140,706
Deferred income tax	(14,797)	(10,940)	6,863

	97,643	64,518	147,569

Composition of deferred tax assets and liabilities:

	2015	2016
	RMB	RMB

Deferred tax assets
Amortization of Intangible assets	618	680
Tax losses carried forward	45,819	29,255
Allowance for credit losses	-	5,622
Less: valuation allowance	(17,471)	(18,170)
	28,966	17,387

Deferred tax liabilities
Intangible assets arising from business combinations	(40,356)	(51,617)
	(40,356)	(51,617)

Net deferred tax liabilities	(11,390)	(34,230)

Movement of valuation allowance:

	2014	2015	2016
	RMB	RMB	RMB

Balance as of January 1	9,901	2,044	17,471
Additions	227	16,707	1,014
Reversals	(8,084)	(1,280)	(315)

Balance as of December 31	2,044	17,471	18,170

As of December 31, 2016, the Group had net operating losses carried forward of approximately RMB117.0 million which arose from the subsidiaries, VIEs and subsidiaries of VIEs established in the PRC. The losses carried forward will expire during the period from 2017 to 2021.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

21.	Income tax expense (continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Group:

	2014	2015	2016
	RMB	RMB	RMB

Profit/(Loss) before tax	587,214	(320,766)	(190,384)

Income tax computed at statutory EIT rate (25%)	146,804	(80,192)	(47,596)
Effect of preferential tax rates for certain entities comprising the Group	(59,422)	(60,798)	(20,409)
Effect of differing tax rates in different jurisdictions	16,505	177,749	184,235
Non-deductible expenses and non-taxable income, net	3,367	11,960	34,012
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC	(501)	-	(3,253)
Change in valuation allowances	(7,857)	15,427	699
Adjustments to current income tax of prior years	(1,253)	-	-
Others	-	372	(119)

Income tax expense	97,643	64,518	147,569

Effective income tax rate	16.6%	(20.1)%	(77.5)%

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

22.	Share-based compensation

For the years ended December 31, 2014, 2015 and 2016, total share-based compensation expenses recognized were RMB57.1 million, RMB120.0 million and RMB77.0 million, respectively.

Share incentive plan

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

On August 7, 2012, the Company implemented an Employee Stock Incentive Plan (“2012 Plan”) under which the Company has reserved 1,908,180.0 ordinary shares to motivate, attract and retain employees, and directors. The 2012 Plan permits the awards of options and RSUs.

On November 17, 2016, the Company implemented an Employee Stock Incentive Plan (“2016 Plan”) under which the Company has reserved 2,500,000.0 ordinary shares to attract and retain the best available personnel and provide additional incentives to employees, officers, directors and advisors of the Company. The 2016 Plan permits the awards of options and RSUs.

Share options

The Company granted share options on December 31, 2006, February 8, 2010, December 28, 2010 and August 7, 2012, respectively. Options granted typically expire in ten years from the respective grant dates, except for options granted on December 31, 2006 whose expiration date was extended to December 31, 2026. The options have graded vesting terms, and vest in equal tranches from the grant date over three or four years, on the condition that employees remain in service without any performance requirements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

22.	Share-based compensation (continued)

The activities of share options for the year ended December 31, 2016 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2016	1,842,447.0	4.92	43,040	5.02 years
Granted during the year	-	-
Exercised during the year	(864,866.0)	4.02
Forfeited during the year	(5,000.0)	4.03
Outstanding as of December 31, 2016	972,581.0	5.71	12,867	4.99 years
Exercisable as of December 31, 2016	972,581.0	5.71	12,867	4.99 years

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2014, 2015 and 2016 was RMB331.3 million, RMB51.2 million and RMB126.6 million, respectively. The total fair value of options vested during the years ended December 31, 2014, 2015 and 2016 was RMB12.4 million, RMB3.2 million and RMB3.4 million, respectively.

For the years ended December 31, 2014, 2015 and 2016, share-based compensation expenses recognized associated with the share options were RMB5.0 million, RMB1.4 million and RMB0.5 million, respectively. As of December 31, 2016, there were no unrecognized share-based compensation expenses related to share options.

The estimate of the fair values of the options granted on February 8, 2010, December 28, 2010 and August 7, 2012 was measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used on the date of grant and weighted-average fair value per option granted:

	February 8, 2010		December 28, 2010				August 7, 2012
			Vesting period of 3 years		Vesting period of 4 years
Fair value per share	US$	3.02	US$	10.16	US$	10.16	US$	4.20
Exercise price	US$	3.20	US$	10.20	US$	10.20	US$	4.03
Risk-free interest rate		3.62%		3.58%		3.58%		1.72%
Dividend yield		-		-		-		-
Weighted-average fair value per option granted	US$	3.60	US$	5.08	US$	5.36	US$	2.34
Expected volatility		60%		69%		69%		53%
Expected terms		10 years		10 years		10 years		10 years

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

22.	Share-based compensation (continued)

On the date of grant, since the Group did not have a trading history for its ordinary shares sufficient to calculate its own historical volatility, the volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies, for the period before valuation date and with similar span as time to expiration.

A subsidiary of the Company also has equity incentive plans granting share options. Total share-based compensation expenses recognized and unrecognized were immaterial for the year ended December 31, 2016.

Restricted shares units

Starting from 2013, the Company granted RSUs under share incentive plans. The RSUs granted would vest (i) on the anniversary of the grant date, or in equal tranches from the grant date over three or four years, on the condition that employees remain in service without any performance requirements; or (ii) on specific dates, or in equal tranches from the grant date over three or four years, if the grantees’ key performance indicators were achieved on each vest date.

Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The activities of RSUs for the year ended December 31, 2016 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)
Outstanding as of January 1, 2016	794,534.0	37.02
Granted during the year	1,026,544.0	23.25
Vested and sold during the year	(246,434.0)	48.11
Forfeited during the year	(128,564.0)	25.94
Outstanding as of December 31, 2016	1,446,080.0	26.34
Vested as of December 31, 2016	395,481.0	30.56

The weighted-average grant-date fair value during the years ended December 31, 2014, 2015 and 2016 was US$82.85, US$54.03, US$23.25, respectively. The total fair value of the RSUs vested during the years ended December 31, 2014, 2015 and 2016 was RMB13.9 million, RMB83.8 million, RMB99.4 million, respectively.

For the years ended December 31, 2014, 2015 and 2016, share-based compensation recognized associated with the RSUs was RMB52.1 million, RMB118.6 million and RMB75.8 million, respectively. As of December 31, 2016, there was RMB88.6 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 1.91 years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Earnings per share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the following periods:

	2014	2015	2016

Numerator:
Net income/(loss) attributable to Bitauto Holdings Limited	485,639	(506,992)	(541,345)
Numerator for basic net income/(loss) per share	485,639	(506,992)	(541,345)
Numerator for diluted net income/(loss) per share	485,639	(506,992)	(541,345)
Denominator:
Weighted average number of shares - basic	41,762,778	58,142,432	65,160,205
Dilutive effect of share based compensation	2,813,404	-	-
Weighted average number of shares - diluted	44,576,182	58,142,432	65,160,205

Net income/(loss) per ordinary share - basic	11.63	(8.72)	(8.31)
Net income/(loss) per ordinary share - diluted	10.89	(8.72)	(8.31)

The over-allotment option expired unexercised on January 6, 2014 and will have no potential dilutive effect in the future. The convertible preference shares issued in 2015 and 2016 by Yixin could potentially dilute basic earnings per ordinary share in the future, but were not included in the calculation of diluted earnings per share because they are anti-dilutive for the year ended December 31, 2015 and 2016.

The weighted average number of shares, that could potentially dilute basic earnings per share in the future including incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt, but were not included in the computation of diluted earnings per share because they were anti-dilutive for the years presented, are nil, 2,157,626 and 4,030,651 for the years ended December 31, 2014, 2015 and 2016.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

24.	Related party transactions

The table below sets forth the related parties and their relationships with the Group as of December 31, 2016:

Name of related parties	Relationship with the Group

Chetuan E-Commerce Ltd. (“Chetuan”)	An investee of the Group
Shanghai Eclicks Network Co. Ltd. (“Eclicks”)	An investee of the Group
Beijing Xinchuang Interactive Advertising Company Limited (“Xinchuang”)	An investee of the Group
TTP CAR INC.(“TTP”)	An investee of the Group
JD	Ordinary shareholder of the Group

The Group entered into the following transactions for the years ended December 31, 2014, 2015 and 2016 with related parties:

	2014	2015	2016
	RMB	RMB	RMB

Services provided to related parties:
Automobile transaction services provided to Chetuan	-	168,343	79,632
Advertising services provided to Xinchuang	68,781	86,308	79,922
Advertising services provided to TTP	-	10,020	32,059
Others	8,269	2,079	2,966

	77,050	266,750	194,579

Services purchased from related parties:
Automobile transaction services purchased from Chetuan	-	-	86,632
Advertising services purchased from Xinchuang	-	9,982	16,024
Advertising services purchased from Eclicks	7,547	69,642	85,838
Marketing and promotion services purchased from JD	-	35,051	22,102
Others	9,914	4,806	19,963

	17,461	119,481	230,559

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

24.	Related party transactions (continued)

The Group had the following balances as of December 31, 2015 and 2016 with related parties:

	2015	2016
	RMB	RMB

Due from Chetuan	1,592,815	341,796
Due from Xinchuang	22,864	24,162
Others	43,453	43,133

	1,659,132	409,091

Due to Chetuan	378	-
Due to Eclicks	29,120	55,000
Others	22,183	29,447

	51,681	84,447

The transactions with other related parties, and balance with other related parties are individually and aggregately insignificant.

25.	Commitments and contingencies

Operating lease commitments

The Group has leased office premises under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2015	2016
	RMB	RMB

Within one year	104,067	93,185
After one year but not more than five years	181,393	150,467
Later than five years	3,888	-

	289,348	243,652

For the years ended December 31, 2014, 2015 and 2016, the Group incurred rental expenses under operating leases of RMB59.2 million, RMB104.5 million and RMB123.1 million, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Commitments and contingencies (continued)

Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, balance sheets or results of operations.

26.	Operating segment information

As disclosed in Note 2(e), until December 31, 2014, the Group managed its business in four segments, namely, bitauto.com business, EP platform business, taoche.com business and digital marketing solutions business. Starting from January 1, 2015, in order to better reflect the structure of business, management started to oversee and monitor its business in three segments, namely advertising business, EP platform business and digital marketing solutions business. Advertising revenue and dealer subscription revenue from taoche.com business were reported under advertising business and EP platform business, respectively.

Beginning from January 1, 2016, in order to better reflect the structure of the business and provide more clarity regarding the operating performance, management started to oversee and monitor its business across the advertising and subscription business, transaction services business and digital marketing solutions business. Transaction services on the EP platform are reported separately under the new business segment of transaction services business, and the advertising business and the subscription business on EP platform are combined as the advertising and subscription business.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Operating segment information (continued)

As a result of the above changes in the segment structure, the comparative figures of segment information for the years ended December 31, 2014 and 2015 were revised accordingly.

	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total

Year ended, December 31, 2014

Revenue	2,163,909	77,565	376,365	2,617,839
Gross profit	1,720,654	20,351	204,874	1,945,879
Income/(Loss) from operations	585,753	(119,921)	61,427	527,259

Year ended, December 31, 2015

Revenue	3,106,025	664,225	483,945	4,254,195
Gross profit	2,344,872	237,585	220,994	2,803,451
Income/(Loss) from operations	553,455	(1,053,483)	37,890	(462,138)

Year ended, December 31, 2016

Revenue	3,432,986	1,551,676	788,286	5,772,948
Gross profit	2,542,534	668,238	484,197	3,694,969
Income/(Loss) from operations	592,611	(848,267)	146,428	(109,228)

The income/(loss) from operations for the year ended December 31, 2014 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB48.9 million, RMB3.6 million and RMB6.8 million, respectively.

The income/(loss) from operations for the year ended December 31, 2015 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB69.4 million, RMB745.0 million and RMB6.1 million, respectively.

The income/(loss) from operations for the year ended December 31, 2016 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB52.3 million, RMB619.3 million and RMB8.3 million, respectively.

For the year ended December 31, 2016, the gross profit of the transaction services business is mainly attributable to the leasing revenue generated from the automotive financial services platform and the funding costs from borrowings and debts. The leasing revenue and funding costs were immaterial for the years ended December 31, 2014 and 2015.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.	Subsequent events

Prior to the issuance of the consolidated financial statements, the Group issued asset-backed debt securities, with the initial amount of RMB4.32 billion, in connection with securitization of certain financial assets. The asset-backed debt securities are nonrecourse to the Group and are payable only out of collections on their respective underlying collateralized assets.

In March 2017, an equity investee of the Group announced its termination of operation due to failure of a new round of financing. After assessing the financial condition of the equity investee, the Group determined that as of December 31, 2016, an impairment charge of RMB26.6 million was further recognized to fully write off the investment in this equity investee and a write-down of RMB20.0 million was recognized for the amount due from this equity investee as of December 31, 2016.

28.	Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.

In accordance with the laws applicable to the Foreign Investment Enterprises established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprise have to make appropriations from their net income based on PRC accounting standards to reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reach 50% of the registered capital of the entity. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the discretion of the respective entity.

In addition, in accordance with the PRC Company Laws, the Company’s VIEs and subsidiaries of VIEs, registered as Chinese domestic companies, must make appropriations from their net income based on PRC accounting standards to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the net income based on PRC accounting standards until such appropriations for the fund reached 50% of the registered capital of the entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective entity. In addition, registered capital is also restricted from withdrawal in the PRC.

As of December 31, 2016, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC had registered capital and reserve funds appropriated of RMB6.92 billion.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net income to be set aside, prior to payments of dividends as general reserve fund or statutory reserve fund, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC are restricted in their ability to transfer a portion of their net assets to the Company in the form of dividends, loans and advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, funding of future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Parent company only condensed financial information

The Company performed a test on the restricted net assets of consolidated subsidiaries, VIEs and subsidiaries of VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the parent company only. The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Parent company only condensed financial information (continued)

Condensed balance sheets

	As of December 31,
	2015	2016
	RMB	RMB

Assets
Current assets
Cash and cash equivalents	1,012,693	154,020
Prepayments and other receivables	6,651	13,046
Total current assets	1,019,344	167,066

Non-current assets
Investments in subsidiaries, VIEs and subsidiaries of VIEs	1,418,293	1,562,089
Investment in equity investees	36,141	48,276
Intangible assets, net	2,518,983	2,061,106
Due from subsidiaries, VIEs and subsidiaries of VIEs	3,372,890	6,583,747
Total non-current assets	7,346,307	10,255,218

Total assets	8,365,651	10,422,284

Liabilities

Current liabilities
Other payables and accruals	5,834	19,498
Total current liabilities	5,834	19,498

Non-current liabilities
Due to subsidiaries, VIEs and subsidiaries of VIEs	-	102
Convertible debt	-	859,166
Total non-current liabilities	-	859,268

Total liabilities	5,834	878,766

Shareholders’ Equity
Ordinary shares, US$0.00004 par value; 1,250,000,000 shares authorized as of December 31 2015 and 2016, respectively; 63,311,294 shares issued and outstanding as of December 31, 2015; 70,726,025 shares issued and outstanding as of December 31, 2016.	17	19
Additional paid-in capital	7,859,512	8,903,759
Treasury shares	(56,690)	(41,888)
Statutory reserve	57,193	89,841
Accumulated other comprehensive income	281,594	742,302
Retained earnings/(Accumulated deficit)	218,191	(150,515)
Total shareholders’ equity	8,359,817	9,543,518

Total liabilities and shareholders’ equity	8,365,651	10,422,284

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Parent company only condensed financial information (continued)

Condensed statements of comprehensive income

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Selling and administrative expenses	(58,846)	(806,198)	(689,656)
Other (losses)/gains, net	(7)	11	5
Loss from operations	(58,853)	(806,187)	(689,651)

Interest income	5	11,201	1,209
Interest expense	-	-	(21,407)
Share of results of equity investees	-	(4,782)	(24,354)
Equity in profit of subsidiaries, VIEs and subsidiaries of VIEs	544,487	292,776	192,858
Profit/(Loss) before tax	485,639	(506,992)	(541,345)

Income tax expense	-	-	-
Net income/(loss)	485,639	(506,992)	(541,345)

Other comprehensive income

Foreign currency exchange gains, net of tax of nil	3,164	344,748	459,227

Total comprehensive income/(loss), net of tax	488,803	(162,244)	(82,118)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014, 2015 AND 2016

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	9,584	23,307	(9,711)
Net cash used in investing activities	(6,119)	(2,561,029)	(3,195,265)
Net cash provided by financing activities	28,659	3,375,896	2,198,272

Effect of exchange rate changes on cash and cash equivalents	2,514	111,329	148,031
Increase/(decrease) in cash and cash equivalents	34,638	949,503	(858,673)
Cash and cash equivalents at beginning of the year	28,552	63,190	1,012,693

Cash and cash equivalents at end of the year	63,190	1,012,693	154,020

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and subsidiaries of VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323 “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “investment in subsidiaries, VIEs and subsidiaries of VIEs” and shares in the subsidiaries, VIEs and subsidiaries of VIEs’ profit are presented as “equity in profit of subsidiaries, VIEs and subsidiaries of VIEs” on the condensed statements of comprehensive income. The cash flows used in the investing activities are primarily associated with the loans to the subsidiaries, VIEs and subsidiaries of VIEs. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.