Form 20-F
period 2017-12-31
BITAUTO HOLDINGS LTD
filed 2018-04-27
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

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

Cynthia Kun He

Chief Financial Officer

New Century 10 Hotel Office Tower, 6/F

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 71,350,322.5 ordinary shares issued and outstanding, excluding treasury shares and ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, par value US$0.00004 per share, as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

ii

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

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all. For more information, see “Exchange Rate Information” on page 4 of this annual report.

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

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “is expected to,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future development, financial positions and results of operations;

•	the expected growth of automotive markets and financial services industry in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	competition in our industry;

•	our ability to develop and satisfy customer demands and preferences;

•	our ability to maintain good relationships with our partners;

•	competition for, among other things, customers, partners, capital, and skilled personnel;

•	general economic and business conditions, particularly in China; and

•	changes to government policies and regulations in the industry and geographical markets in which we operate.

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

Our selected consolidated statements of comprehensive income data presented below for the years ended December 31, 2014, 2015, 2016 and 2017 and our selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements. The selected consolidated statements of comprehensive income data and the selected consolidated balance sheets data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Beginning from the first quarter of 2016, we changed our basis of accounting from IFRS to U.S. GAAP. Selected financial data for the year ended December 31, 2013 and as of December 31, 2013 and 2014 are omitted, as we have not prepared such data in accordance with U.S. GAAP and such data cannot be prepared and provided without unreasonable effort and expense. Selected financial data for the year ended December 31, 2013 and as of December 31, 2013 and 2014 prepared under IFRS were disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015. Our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 and as of December 31, 2016 and 2017 are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

Consolidated Statements of Comprehensive Income Data

	For the Year Ended December 31,
	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Revenue	2,617,839	4,254,195	5,772,948	8,751,259	1,345,044
Cost of revenue(1)	(671,960)	(1,450,744)	(2,077,979)	(3,234,680)	(497,161)
Gross profit	1,945,879	2,803,451	3,694,969	5,516,579	847,883
Selling and administrative expenses(2)	(1,259,638)	(3,013,997)	(3,417,811)	(6,059,046)	(931,258)
Product development expenses(3)	(148,078)	(312,100)	(457,367)	(565,702)	(86,947)
Other (losses)/gains, net	(10,904)	60,508	70,981	31,576	4,853
Income/(Loss) from operations	527,259	(462,138)	(109,228)	(1,076,593)	(165,469)
Interest income	13,607	24,980	41,651	93,025	14,298
Interest expense	(6,340)	(8,140)	(52,155)	(92,633)	(14,237)
Share of results of equity investees	(893)	(16,663)	(25,640)	(71,866)	(11,046)
Investment income/(loss)	53,581	141,195	(45,012)	(75,097)	(11,542)
Profit/(Loss) before tax(4)	587,214	(320,766)	(190,384)	(1,223,164)	(187,996)
Income tax expense(5)	(97,643)	(64,518)	(147,569)	(203,824)	(31,327)
Net income/(loss)	489,571	(385,284)	(337,953)	(1,426,988)	(219,323)
Total comprehensive income/(loss), net of tax(6)	492,735	(40,536)	121,477	(1,780,735)	(273,694)
Net income/(loss) attributable to Bitauto Holdings Limited	485,639	(506,992)	(541,345)	(1,611,114)	(247,624)
Total comprehensive income/(loss) attributable to Bitauto Holdings Limited	488, 803	(162,244)	(82,118)	(1,885,159)	(289,744)
Net income/(loss) per share/ADS attributable to ordinary shareholders
Basic	11.63	(8.72)	(8.31)	(23.01)	(3.54)
Diluted	10.89	(8.72)	(8.31)	(23.16)	(3.56)
Weighted average number of shares/ADSs
Basic	41,762,778	58,142,432	65,160,205	70,154,910
Diluted	44,576,182	58,142,432	65,160,205	70,154,910

(1)	Including amortization of intangible assets resulting from asset and business acquisitions of RMB8.5 million, RMB19.5 million, RMB1.1 million and RMB3.7 million (US$0.6 million) in 2014, 2015, 2016 and 2017 respectively.

(2)	Including share-based compensation expense of RMB57.1 million, RMB120.0 million, RMB77.0 million and RMB1.17 billion (US$179.5 million) in 2014, 2015, 2016 and 2017, respectively, and amortization of intangible assets resulting from asset and business acquisitions and write-down of assets of RMB6.7 million, RMB750.3 million, RMB623.1 million and RMB673.6 million (US$103.5 million) in 2014, 2015, 2016 and 2017 respectively. Also including professional expenses incurred for the issuance of preferred shares and the initial public offering of Yixin Group Limited, or Yixin, of RMB90.4 million (US$13.9 million) in 2017.

(3)	Including share-based compensation expense of RMB18.2 million (US$2.8 million) in 2017.

(4)	Including fair value adjustment of contingent considerations of RMB2.7 million, RMB3.6 million, nil and RMB8.3 million (US$1.3 million) in 2014, 2015, 2016 and 2017, respectively, share of amortization of equity investments’ intangible assets not on their books of RMB0.4 million, RMB0.3 million, RMB2.5 million and RMB0.7 million (US$0.1 million) in 2014, 2015, 2016 and 2017, respectively, investment income associated with non-cash investment matters of RMB53.6 million and RMB141.2 million in 2014 and 2015, investment loss associated with non-cash investment matters of RMB40.4 million and RMB110.0 million (US$16.9 million) in 2016 and 2017, respectively, amortization of the beneficial conversion feature (BCF) discount on the convertible notes of RMB13.2 million and RMB57.2 million (US$8.8 million) in 2016 and 2017, respectively, and impairment on equity investees of RMB21.2 million (US$3.3 million) in 2017.

(5)	Including tax impact related to professional expenses incurred for the initial public offering of Yixin of RMB5.7 million (US$0.9 million) in 2017.

(6)	Including net income/(loss) and foreign currency exchange gains/(losses) net of tax of nil.

The following table sets forth our selected consolidated balance sheets as of December 31, 2015, 2016 and 2017.

Consolidated Balance Sheets Data

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Assets
Current assets	7,885,047	16,474,959	28,117,369	4,321,560
Non-current assets	5,185,965	13,459,797	23,398,363	3,596,263
Total assets	13,071,012	29,934,756	51,515,732	7,917,823
Liabilities
Current liabilities	2,660,501	11,953,916	22,699,239	3,488,809
Non-current liabilities	88,223	4,219,129	8,578,822	1,318,541
Total liabilities	2,748,724	16,173,045	31,278,061	4,807,350
Redeemable noncontrolling interests	1,697,718	3,939,646	301,953	46,409
Total shareholders’ equity	8,624,570	9,822,065	19,935,718	3,064,064
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	13,071,012	29,934,756	51,515,732	7,917,823

Exchange Rate Information

We conduct our operations in China. Our sales, costs and expenses are denominated in Renminbi. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the exchange rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5063 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2017.

	Exchange Rate
Period	Period End	Average(l)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our future growth depends on the increased acceptance of the internet as an effective marketing platform by the automotive industry and the increased internet penetration among the general population in China.

We generate a significant portion of our revenues from providing internet marketing services to automakers and automobile dealers. However, internet marketing has not yet been widely accepted as an effective marketing platform by China’s automotive industry. Many of our current or potential customers have not traditionally devoted a significant portion of their advertising or marketing budgets to web-based media. They may have limited experience with the internet as an advertising and marketing medium and therefore may not find the internet to be effective for promoting their automobiles and related services. Some automakers and automobile dealers may still prefer television, outdoor billboards, traditional print and broadcast and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, development of web software that blocks internet advertisements before they appear on a user’s screen may hinder the growth of internet marketing. Our customers may choose not to use internet marketing services if their advertisements cannot reach the intended population due to the block function of this kind of software. Any negative perceptions as to the effectiveness of internet marketing services may limit the growth of our business and adversely affect our results of operations. If the internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial position and results of operations could be materially and negatively affected.

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

Our dealer service delivery model has been widely welcomed by our automobile dealer customers, but if we cannot continue to attract and expand our automobile dealer subscribers, we may not be able to sustain our revenue growth and operating profit.

We have attracted the majority of automobile dealers across China to our subscription services. Our SaaS platform, designed mostly for automobile dealers, is based on a service distribution model through which we deliver a package of software applications over the internet to the automobile dealer subscribers. Such internet-based products enable our automobile dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. Furthermore, our SaaS platform enables automobile dealer customers to publish their automobile pricing and promotional information simultaneously on our websites and our partners’ websites. We may pay a fixed fee to our partners for space on their websites in order to extend the customer reach of our automotive database and content and to attract automobile dealers to subscribe our SaaS platform. Our service delivery model has been greatly accepted by our automobile dealer customers. However, we cannot assure you that our service delivery model would continue to attract, maintain or expand our automobile dealer subscriber base by offering new products and services to automobile dealer customers. Our revenue growth and operating profits depend on the expansion of the automobile dealer customer base and the increase in subscription fees. If we cannot continue to attract and expand our automobile dealer customers or if our automobile dealer customers would not accept our subscription fee increase, we may not be able to sustain our revenue growth and operating profit.

Failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

We believe the importance of brand recognition will increase as the number of internet users in China grows. It is critical to achieving widespread acceptance of our business model, gaining trust for our services and attracting new business partners and consumers to our platform. For example, if we fail to effectively enhance our brand recognition, we may not be able to attract new advertising business to our own websites. Furthermore, for our websites to be successful, we need to attract visitors to our websites on a regular basis by providing automobile and other relevant information. We may need to offer news, reports, reviews and specifications on substantially all automobile models available in China even though the manufacturers of some automobiles do not use any of our internet marketing services. If such free offerings fail to attract enough visitors to our websites or automakers and automobile dealers to use our services, we may not be able to generate sufficient revenues to pay for these offerings, which could materially and adversely affect our financial position and results of operations.

We also need to continue to enhance our brand awareness among automobile dealers in order to build on our position as a leading automobile service provider While we have a large network of automobile dealer customers and can reach a broad consumer base by placing pricing and promotional information of our automobile dealer customers on our partners’ websites in addition to our own websites, our partners that distribute automobile dealers’ such information may not always quote our names on their websites, and as a result, we may not achieve the expected visibility among internet users. This could increase our reliance on our partners. If we fail to enhance and maintain our brand recognition, we may lose market share and our business, results of operations and financial condition may be materially adversely affected.

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partners by expending significant time and resources, including participating in auto shows and other branding events. We use priority listing and traffic referral services provided by major internet search engines in China to increase our customers and users’ awareness of our products and services. For example, we provide auto-related content via Baidu Aladdin and Qihoo 360 to market and promote our services. In addition, we work with major news feed platforms to increase our brand exposure, such as Baidu, Toutiao and Tencent Social Ads. We also subscribe for marketing services by mobile app distribution platforms, such as Baidu and Tencent’s app platforms, or app stores of major mobile phone manufacturers.

While we plan to continue to enhance our brand recognition, we may not always be able to achieve our expected results or do so in a short period of time. If we are unable to maintain and further enhance our brand recognition and promote awareness of our platform, we may not be able to grow or maintain our customer base. If this happens, our business prospects, financial condition and results of operations may be materially adversely affected.

A limited number of automakers have contributed to a significant portion of our revenues, and if we are unable to maintain these key relationships or establish new relationships with additional automakers, our results of operations would be materially and adversely affected.

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of service fees for our digital marketing solutions and advertising fees for advertisement placements on our bitauto.com website and corresponding mobile apps, as well as online platform of Yixin Group Limited, or Yixin’s online platform. Revenue concentration is primarily a factor for our digital marketing solutions business due to the relatively small number of automaker customers for this business and the large amounts of their contracts with us. In 2015, 2016 and 2017, revenues from the top three automaker customers in each period accounted for approximately 12.0%, 6.5% and 7.4% respectively, of our total revenues. In addition, we generate revenue indirectly from these top customers in the form of performance-based rebates. When we place advertisements on behalf of our automaker customers, we typically receive performance-based rebates from third-party media vendors calculated as a percentage of the purchase price for qualifying advertising space purchased and utilized by our automaker customers. See “—Risks Related to Our Business and Industry—We may not be able to continue to collect performance-based rebates for the advertisements we place on third-party websites, which is an important source of revenues for us.”

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

An important part of our digital marketing solutions business is to place advertisements on third-party websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2015, 2016 and 2017, income from performance-based rebates accounted for 6.8%, 7.8% and 5.6%, respectively, of our total revenues. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could affect our financial condition and results of operations.

Our growth prospects may be materially and adversely affected if we are unable to successfully execute our mobile strategy.

There is an increasing trend of accessing the internet through devices other than a personal computer, such as smart phones, tablets and other mobile devices. We have developed a few mobile apps and plan to devote more resources to develop more applications for various mobile devices. Our mobile apps had over 200 million downloads and activations as of December 31, 2017 and we believe the majority of sales leads were generated from our mobile apps. However, we have limited experience in developing and optimizing versions of applications for users on mobile devices and platforms. We have devoted significant resources to developing mobile apps and face significant competition from established companies that have far greater experience than we do. We expect existing competitors to allocate more resources to develop and market competing applications and new mobile-applications competitors to enter the market. Our limited experience makes it difficult to predict whether we will succeed in developing mobile apps that appeal to automakers and automobile dealers. Our experience in developing browser-based applications may not be relevant to developing mobile apps, and we have limited experience working with wireless carriers, mobile platform providers and other partners. These and other uncertainties make it difficult to predict whether we will succeed in developing commercially viable mobile apps.

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

We provide transaction services primarily through Yixin, our controlled subsidiary. These services may expose us to certain credit risks.

We provide transaction services primarily through Yixin, our controlled subsidiary. By leveraging the online platform, Yixin provides transaction platform business and self-operated financing business. In 2016, with the development of the transaction services, we changed our reporting segment and the transaction services business was reported as a separate business segment. Although our transaction services have grown rapidly in the past few years, they are still evolving and may face new risks and challenges. In addition, due to our limited operation history in transaction services, most of our financing lease contracts are not fully seasoned. The quality of our finance receivables may deteriorate as these finance receivables fully season or as our transaction services volume expands. The asset quality may also deteriorate as our product mix evolves.

Credit risk is inherent in our self-operated financing business and in our loan facilitation services, to the extent that we are required to provide guarantee to the consumers financed by our auto finance partners. Credit risks are exacerbated in consumer financing because there is relatively limited information available about the credit histories of the individual car buyers. There can be no assurances that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to result in lower delinquencies.

Additionally, our data-driven credit risk management system also may not be able to exhaustively mitigate our exposure to credit risk. Currently, our data analytics capabilities are primarily applied in our anti-fraud system and credit scoring system to assist the credit assessment procedures. Our credit risk management methods depend on the evaluation of information regarding customers, automobiles and other relevant matters, which may be inaccurate, incomplete, obsolete or improperly evaluated. In addition, for most of our auto finance products, we generally require less documentation from applicants than that would otherwise be required by traditional banks for credit assessment and approval, which further limits the credit information of certain applicants available to us and may result in increasing risks. Certain steps of our risk management procedures are carried out manually, and are susceptible to human error and misjudgment. As such, our assessment of credit risks associated with a particular customer may not always be accurate. We cannot assure you that our assessment and monitoring of credit risk will always be sufficient and our efforts to mitigate credit risk through our credit assessment procedures and risk management system are or will always be sufficient to manage our past due ratio. Any insufficiency in our credit risk management system and any significant deterioration in the portfolio quality of our self-operated financing business and loan facilitation services and significant increase in associated credit risk may have a material adverse effect on our business, results of operations and financial condition.

Furthermore, deterioration in the overall quality of loan portfolio and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global financial sectors, which may adversely affect the liquidity of the borrowers or their ability to repay or roll over their debt. Significant decrease in residual value of our automobile collateral may also lower the recoverability of our finance receivables. Any significant deterioration in the asset quality of our financial services business and significant increase in associated credit risks may have a material adverse effect on our business, results of operations and financial condition.

Our provisions for impairment losses on finance receivables may not be adequate to cover potential credit losses, and we may need to increase our provision charges of the respective period for impaired receivables to cover future potential credit losses.

We make provisions for impairment losses on finance receivables in accordance with U.S. GAAP. Our provision for credit losses amounted to RMB134.2 million (US$20.6 million), representing 0.45% of our net finance receivables as of December 31, 2017. This reflected our approach to provisions in view of our business operations. The amount of such provisions for impairment losses is determined on the basis of our internal provisioning procedures and guidelines with consideration of factors, such as the historical loss probability and days past due. As our provisions under U.S. GAAP require significant judgment and estimation, our provision for credit losses may not always be adequate to cover credit losses in our business operations. In particular, since we have limited experience in the self-operated financing business, we might in the future adjust our provisioning judgment or policies as we gain more experience in this business, which could in turn lead to additional provisions for our receivables. We expect our provision charge to increase in the future as we continue to grow our business. Our provision for credit losses may prove to be inadequate if adverse changes occur in the Chinese economy or if other events adversely affect specific customers or markets. Under such circumstances, we may need to make additional provisions for our receivables, which could significantly reduce our profit and may materially and adversely affect our business, financial condition and results of operations.

Our efforts to grow Yixin’s used automobile business may not succeed.

Yixin operates used automobile business which extends the reach of our platform. In the past few years, automobile purchases by general consumers have experienced growth in China. Automobiles are becoming more affordable to a broader group of consumers at different income levels. Many people in China have purchased or plan to purchase cars for the first time. We believe a market for used automobiles will gradually develop as the number of consumer-owned automobiles increases. However, the development of used automobile market in China is subject to a high level of uncertainty and we cannot predict how the market will develop, if at all, in the future. Even if used automobile market does develop, we cannot predict whether there will be a similar market on the internet and whether we will be poised to capture any of the growth. Yixin’s used automobile business may not prove profitable if the market for used automobile fails to develop or develops at a slower rate than expected, which could materially and adversely affect our financial condition and results of operations.

Our expansion into the financial sector may subject us to regulatory, and reputational risks, each of which may have a material adverse effect on our business, results of operations and financial condition.

We provide loan facilitation services that we facilitate auto loans to consumers offered by our auto finance partners. We provide self-operated financing services that we primarily provide consumers with auto finance solutions through financing lease and operating leases. We also provide guarantee services.

PRC laws and regulations concerning the internet finance industry, particularly those governing credit lending, are evolving. Although we have taken careful measures to comply with the laws and regulations that are applicable to the financial related services that we offer, the PRC government authority may promulgate new laws and regulations regulating the internet finance industry in the future. If the operation of our financing related services were deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. Moreover, developments in the internet finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer financing or related services like those we offer, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, negative publicity about us or our financial partners, such as negative publicity about debt collection practices and any failure by us or those partners to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the internet finance industry, such as bankruptcies or failures of companies providing similar services, or negative perception of the industry as a whole, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our business and results of operations.

The development of our self-operated financing business is capital intensive. Restrictions in our capital raising arrangements and inability to obtain additional financing in the future may materially and adversely affect our business, results of operations and financial condition.

The development of finance business is capital intensive. To address the capital requirements, Yixin has entered into asset-backed securitization arrangements, under which Yixin has transferred the economic benefits in certain financial assets in exchange for cash proceeds. However, there is no guarantee that Yixin may enter into additional securitization transactions on commercially reasonable terms, and we may be subject to potential losses associated with the existing securitization transactions. We cannot assure you that additional securitization transactions will be available on terms acceptable to us, or at all. Transaction terms may deteriorate, in the form of reduced liquidity, reduced demand for asset-backed securities and higher financing costs, significantly in the event of global or domestic economic turmoil. Our ability to enter into securitization transactions in a timely manner is affected by a number of factors beyond our control, any of which could cause substantial delays, including market conditions, the approval by transaction counterparties of the terms of the securitization, as well as our ability to accumulate sufficient number of financing lease contracts for securitization. We may require additional cash resources due to further developments or changing business conditions. We may seek to obtain a credit facility or sell additional equity or debt securities. The incurrence of indebtedness would result in increased debt service obligations and any operating and financial covenants that could restrict our operations.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our advertising and subscription business faces competition from many market participants. With respect to our automobile advertising services operated through bitauto.com, and corresponding mobile apps we face competition from China’s automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, automotive channels of major internet portals, internet video websites, social media and networking websites, and emerging new media on mobile end, such as news reader applications, social media applications and ride-sharing applications, as well as traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as television, newspapers, magazines and radio, we still compete with them for clients and advertising revenues. Competition with automotive vertical websites and portals is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social media and networking websites, internet video websites and new media on mobile end may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. With respect to our subscription business, we mainly face competition from automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, in terms of automobile inventory, timeliness and accuracy of automobile pricing and promotional information and website traffic.

Moreover, with respect to our transaction services primarily operated by Yixin, we face intense competition in the online automobile retail transaction market from both traditional channels and other online platforms. Through Yixin’s self-operated financing business, we also face competition from traditional auto finance companies and other financing lease companies. Our competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and services. They may also have more extensive consumer bases, greater brand recognition and broader relationship with the constituents of the ecosystem including automakers, automobile dealers and auto finance partners than we have. As such, they may be better able to develop new services, to respond more quickly to new technologies and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and our business partners. In addition, our business partners may terminate their cooperation with us and engage in similar business as we do. Failure to compete with current and potential competitors and achieve more widespread market acceptance of our platforms and services could harm our business and results of operations.

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

To broaden the consumer reach of our automotive database and content, we place pricing and promotional information by our automobile dealer customers not only on our automotive vertical website and corresponding mobile apps, but also on our partner websites. Depending on the arrangement, we may pay a fixed fee to some partners for their advertising resources. Our partners may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to end our relationships with them if the terms become commercially unreasonable. In addition, some of our partners may choose to partner with our competitors or decide to develop an automobile promotional and automobile dealer information database by themselves. If we are unable to partner with all or most of major partners on reasonable terms, we may experience a reduction in the number of automobile dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material adverse changes to our relationships, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

We rely on China’s automotive and financial services industries for substantially all our revenues and future growth, but the automotive industry is still at an early stage of development and subject to many uncertainties.

We rely on China’s automotive and financial services industries for substantially all our revenues, which we generate from providing internet content, marketing services and transaction services to our customers. We have greatly benefited from the rapid growth of China’s automotive and financial services industries and the rise of China’s online automobile financial services market during the past few years. However, China’s automotive industry and online automobile financing market are still at an early stage of development and remain subject to many uncertainties. We cannot predict how these industries or market will develop in the future. Further, the growth of China’s automotive and financial services industries could be affected by many factors, including:

•	general economic conditions in China and around the world;

•	the growth of disposable household income and the availability and cost of credit available to finance automobile purchases;

•	taxes and other incentives or disincentives related to automobile purchases and ownership;

•	environmental concerns and measures taken to address these concerns;

•	the development in the automotive industry and financial services industry;

•	the cost of energy, including gasoline prices, and the cost of automobile licensing and registration fees;

•	the improvement of the highway system and availability of parking facilities; and

•	other government policies relating to the automotive industry in China, including the phasing out of government subsidies to promote automobile sales, policies limiting automobile purchases in some cities.

Any adverse change to these factors could reduce demand for automobiles, which, in return, would likely reduce demand for our products and services from automakers, automobile dealers, car buyers, auto finance partners, and other aftermarket service providers. Demand for our products and services is particularly sensitive to changes in general economic conditions. Automakers and automobile dealers typically cut their marketing expenditures and car buyers may delay their purchases during periods of economic downturn. In addition, purchases of new automobiles are often discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy. Historically, unit sale of automobiles, particularly new automobiles, has been cyclical, fluctuating with general economic cycles. If China’s automotive and financial services industries fail to expand or China’s economy stagnates or contracts, our business, financial condition and results of operations would be materially and adversely affected.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. Since 2009, the PRC government has repeatedly changed the purchase tax on passenger automobiles with 1.6 liter or smaller engines. For example, purchase tax for passenger automobiles with 1.6 liter or smaller engines was raised back to 10% from previous 7.5% in January 2018. In addition, in August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles that are within certain designated catalogues will be exempted from the purchase tax. This exemption period was later extended further to December 2020 according to an announcement jointly issued by several PRC governmental authorities in December 2017. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy automobiles that are within certain designated catalogues will enjoy subsidies. In December 2016 and February 2018, relevant PRC governmental authorities further adjusted the subsidy policy for new energy automobiles in succession. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed decline, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local governmental authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing governmental authorities adopted interim regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The interim regulations were amended in December 2017 and the implementing rules were amended in December 2011 and November 2013. Local Guangzhou governmental authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new passenger car license plates in other cities, such as Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

We have entered into revolving facility credit agreements and collateral borrowing agreements with several commercial banks and licensed financial institutions in China since 2015. As of December 31, 2017, the amount of RMB16.32 billion (US$2.51 billion) was outstanding under those agreements. The development of self-operated financing business, primarily operated by Yixin, is capital intensive. We have relied on securitization transaction to finance the expansion of the self-operated financing business. As of December 31, 2017, the carrying amount of our asset-backed securities debts was RMB8.78 billion (US$1.35 billion).

In November, 2017, Yixin completed the global offering of its shares and listed on the Hong Kong Stock Exchange. The net proceeds from the global offering, after deducting certain underwriting commission and expenses were approximately HK$6,507.6 million (US$849.2 million). Despite such fund raising activities, Yixin may require additional cash resources due to further expansion plans, developments or changing business conditions. Yixin may seek to obtain a credit facility or sell additional equity or debt securities. The sale of additional equity securities could result in further dilution of our equity stake in Yixin, and the investors and other shareholders may have a strategy or objective different from ours with respect to Yixin or impose conditions that could restrict the operations of Yixin.

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

Any of these factors and other consequences that may result from our substantial indebtedness could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. Furthermore, if we are unable to comply with the restrictions contained in our credit agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated and affect our liquidity. We may also require additional cash resources due to further developments or changing business conditions. We may seek to obtain a credit facility or sell additional equity or debt securities. The incurrence of indebtedness would result in increased debt service obligations and any operating and financial covenants that could restrict our operations.

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

As of December 31, 2017, our accounts receivable and our accounts payable were RMB2.85 billion (US$438.7 million) and RMB2.18 billion (US$334.5 million), respectively. Of these receivables and payables, RMB746.9 million (US$114.8 million) was related to the receivables from our automaker customers and the corresponding payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers. Historically, we have not experienced significant collection issues that required us to provide allowance for doubtful accounts in connection with our receivables from our automaker customers except for one with long aging receivables until December 31, 2017. Under our contracts with media vendors, terms of our accounts payable due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers may not renew our services after the expiration of their contract terms. They may also renew for shorter contract terms or for lower-cost editions of our services. For example, although the renewal rates for our automobile dealer subscription services were approximately 84% in 2017, our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ ability to maintain their operations and spending levels, and deteriorating general economic conditions. If our customers do not renew their contracts for our services or switch to lower-cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business, financial condition and results of operation may suffer.

Problems with China’s internet infrastructure or with our third-party data center hosting facilities could impair the delivery of our services and harm our business.

Our internet businesses heavily depend on the performance and reliability of China’s internet infrastructure, the continual accessibility of bandwidth and servers to our service providers’ networks, and the continuing performance, reliability and availability of our technology platform. Our advertising services on our bitauto.com website and corresponding mobile apps, as well as Yixin’s online platform enables us to place advertisement for our automotive customers, auto finance customers and insurance companies on the internet and our SaaS platform enables us to deliver services to our automobile dealer customers, who access our software applications on the internet. Distribution of automobile dealers’ pricing and promotional information is also accomplished through the internet. While our transaction services provided by Yixin enables us to interact online with our car buyers, automaker, automobile dealers, auto finance partners, and aftermarket service providers to promote our products and solutions. Because we do not license our software to our customers, our customers depend on the internet to access our services. In addition, we depend on the internet to effectively publish our customers’ advertisements on our websites, which must be properly running and accessible to all visitors at all times. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Our content distribution networks, located in several regions throughout China, may also be shut down or otherwise experience interruptions in a particular region. Internet access may not be available in certain areas due to natural disasters, such as earthquakes or local government decisions. If we experience technical problems in delivering our services over the internet either at national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

Our main servers are located in the internet data centers of third parties in Beijing and Shanghai. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. We have not experienced any system failures in 2017. Such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

Failure to ensure and protect the confidentiality of the personal data of consumers could subject us to penalties, negatively impact our reputation and deter consumers from using our platforms.

In providing our services, a challenge we face is the secure collection, storage and transmission of confidential information. We hold certain private information about consumers, such as their names, addresses and contact information, as well as financial and credit information. We also need to collect private information from and provide private information to our partners, third-party service providers and other parties for the purpose of conducting the automobile transactions. We are required to collect and use the private information in accordance with PRC laws and not to disclose or use such information without consent from our consumers. Consumers also demand complete security for such confidential information, which is essential to maintaining their confidence and trust in us. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We also rely on contracts with our partners and third-party service providers to ensure their protection of the private information we provide to them and to ensure they have the right to provide us the private information. If we, our business partners or third-party service providers do not maintain adequate controls or fail to implement new or improved controls, such data could be misappropriated or confidentiality could otherwise be breached. If we, our business partners or third-party service providers inappropriately disclose any personal information, we could be subject to claims for identity theft or similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. Confidential information in our systems may also be compromised as a result of intentional or unintentional security breach. While we strive to protect our customers’ privacy, any failure or perceived failure to do so may result in proceedings or actions against us by consumers, government entities or others, and could damage our reputation and subject us to fines and damages. In addition, such events would lead to negative publicity and cause consumers to lose their trust and confidence in us, which may result in material and adverse effects on our reputation, business, financial condition and results of operations.

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

In particular, security breaches to our database could have a material and adverse effect on our business. Our SaaS platform allows our customers to edit and publish pricing and promotional information, while our transaction services facilitates automobile retail transactions and auto-related transactions via Yixin’s online platform. These websites and mobile apps store and transmit such information and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers’ data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer’s data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and “hacking.” Moreover, if a computer virus or “hacking” affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We may not be able to successfully expand our service network into other geographical markets in China.

As of December 31, 2017, we had sales and service representatives network located in over 200 cities across China and plan to continuously expand our network to more cities. Geographical expansion is particularly important for us to acquire more automobile dealer customers, whose operations are typically localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, our results of operations may be materially and adversely affected.

Our competitive position and ability to generate revenues could be further harmed if we fail to develop and introduce new products and services and, even if we continue to introduce and grow our new business initiatives, we may not be able to successfully identify and timely and cost-effectively develop and introduce new products and services at all.

Continued increases in our advertising revenues from our automobile website and mobile apps depend on our ability to attract consumers to our media properties and monetize that traffic at profitable margins with advertisers. If our website and mobile apps do not provide a compelling, differentiated user experience, we may lose visitors to competing sites. Further, if traffic to our websites and mobile apps declines, we may lose some of our advertising customers who may reduce or cease their advertising purchases through us. In addition, both our dealer services and digital marketing solutions businesses rely on continued product and service innovations to retain existing, and attract new customers. Our automobile dealer customers may not continue to subscribe to our SaaS platform, if we do not timely enhance their user experience and broaden our product and service offerings. Similarly, our digital marketing solutions business may gradually lose its competitive advantage if we are slower in technological innovations or in announcing either new or enhanced products and services. In addition, the sustainable growth of revenues from our transaction services depends on our ability to provide efficient and quality services to facilitate automobile retail transactions and auto-related transactions. Our competitors may introduce new alternative products that are more sophisticated and cost-effective than ours.

To increase our brand recognition and stay competitive, we need to continue to develop new products and services for visitors to our websites and our automaker and automobile dealer customers, as well as auto finance partners and other aftermarket service providers. The planned timing or introduction of new products and services is subject to risks and uncertainties. There can be no assurance that any of our new products and services will achieve widespread market acceptance and generate incremental revenues. Moreover, actual timing may differ materially from original plans. Unexpected technical, distribution or other problems could delay or prevent the introduction of one or more of its new products or services. If our new products and services are not well received, we may not only lose money, but also harm our reputation, and our results of operations could be materially and adversely affected.

Even if we introduce new business initiatives, we also cannot assure you that we will be able to develop new business initiatives to grow our revenues. Our unfamiliarity with the new market sectors may make it difficult for us to anticipate the demands and preferences in the market and provide products and services that meet the requirements and preference of our users. Therefore, our financial results may be adversely affected in the short term if our new business initiatives are unable to continue to grow as we have expected. In addition, we may not be able to successfully identify, and timely and cost-effectively develop and introduce new products and services to our users and customers at all.

Our business is subject to seasonal fluctuations and unexpected interruptions, which make it difficult to accurately predict our future operating results.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Historically, our revenues tend to be lower in the first half and higher in the second half of each year. Advertising and promotional activities often increase in the second half of each year. New automobile models tend to be introduced in the last quarter, which usually leads to increases in advertising spending by automakers. Furthermore, some of our customers whose fiscal year ends with the calendar year often choose to take advantage of the last opportunities to increase their annual revenues before the year ends. In comparison, activity levels tend to decrease after the fourth quarter’s spending. Our customers may not yet have a set plan for the new fiscal year. Further, the holiday period following the Chinese New Year is usually in the first quarter, which may contribute to the lower activity levels in the first half of each year. Our revenue trends relating to our transaction services operated by our Yixin platform are also a reflection of consumers’ automobile purchase patterns. Consumers tend to purchase a higher volume of automobiles in the second half of each year, in part due to the introduction of new models from automakers. Therefore, the seasonality of the automobile retail business and the resulting spending pattern of automakers and automobile dealers may result in greater emphasis on the importance of our fourth quarter results.

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

Certain, directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval, which may reduce the price of our ADSs and deprive shareholders of an opportunity to receive a premium for the ADSs.

As of March 31, 2018, our directors and executive officers beneficially owned approximately 11.4% of our outstanding ordinary shares. Accordingly, these directors and executive officers have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, and their interests may not align with the interests of our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. These shareholders may cause corporate actions to be taken even if they are opposed by you and our other shareholders. This could deprive you and our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

Our business may be harmed by the potential conflicts of interest caused by our dual roles as both a supplier and a purchaser of advertisement resources.

As an internet content provider, we supply advertisement space; as an advertising agent, we purchase advertisement space on behalf of our customers. Conflict of interests may arise between our roles as a purchaser and as a supplier of advertisement resources. As a supplier, we have incentives to place more advertisements on our own websites. Such conflicts could harm our reputation as an independent purchasing agent for our customers and our reputation as a supplier of advertisement resources. There are no rebate arrangements to our digital marketing solutions business when we place advertisements on our own websites in prior years. For the year ended December 31, 2017, rebate comparable to third-party advertising agents was paid to our digital marketing solutions business. While we have and will continue to follow our customers’ instruction and maximize their interests, we do not know how the market will respond to our multi-functional roles in the future. Our customers have directed, and will continue directing, us to place their advertisements on websites of their choice, including websites in direct competition with ours, or our customers may choose not to advertise on our websites at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Product recalls in the automobile industry could harm our business and cause our revenues to decrease.

Automakers periodically recall defective products. These product recalls interrupt the normal business operation of automakers, their joint ventures and their automobile dealers in China. From time to time, our customers recall products, the scale of which varies from customer to customer. It is difficult to determine the impact product recalls might have on our business and revenues, but we expect that our revenues may decrease if Chinese consumers stop or reduce purchasing automobiles made by the recalling automakers or automakers and their automobile dealers suspend or decrease using our services. If any of our customers recall their products in the future, our business, financial condition and results of operations could be adversely affected.

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

We may not be able to ensure the accuracy of automobile dealer pricing and promotional information.

We rely on our automobile dealer customers to timely and accurately update their automobile information, prices, sales and promotions. The popularity of our automobile listings posted by automobile dealers, in particular pricing information of automobiles, is premised on the accuracy, comprehensiveness and reliability of the data. If the information listed by our automobile dealer customers is frequently misleading or exaggerated, we may gradually lose our appeal for our visitors. Our reputation could be harmed and we could experience reduced traffic to our websites, which could adversely affect our business and financial performance.

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

Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Further, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. As the right to use internet domain names’ is not rigorously regulated in China, other companies may have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. Our business could be materially and adversely affected if we could not adequately protect our brand, trademarks, copyrights, trade secrets and other intellectual property.

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

Most of Yixin’s financing lease contracts have been outstanding for a relatively short period and are not fully seasoned. The asset quality of our self-operated financing business may further deteriorate as the finance receivables season or as our product mix evolves.

Most of Yixin’s financing lease contracts are outstanding for a relatively short period and are not fully seasoned. Our historical past due ratio and other asset quality information may not be indicative of our future past due ratio and other asset quality information. The quality of our finance receivables may deteriorate as the finance receivables fully season or as our business volume expands. Moreover, the level of risk we are exposed to is different among different financing lease products. For example, the risk we are exposed to in used automobile purchase financing for consumers is different from that for new automobiles. In addition, the risk we are exposed to in collateralized financing for consumers is different from that of automobile purchase financing for consumers. If the quality of our receivables changes significantly as our finance receivables season or as our business mix evolves, our business, financial condition and results of operations may be materially and adversely affected.

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

Our future success is highly dependent on the ongoing efforts of our senior management and key personnel. We rely on our management team for their extensive knowledge of and experience in China’s automotive and internet industries as well as their deep understanding of the Chinese automobile market, business environment and regulatory regime. We do not carry, and do not intend to procure, key person insurance on any of our senior management team. The loss of the services of one or more of our senior executives or key personnel, Mr. Andy Xuan Zhang in particular, may have a material adverse effect on our business, financial condition and results of operations. Competition for senior management and key personnel is intense, and the pool of suitable candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain senior executives or key personnel in the future. If we fail to retain our senior management, our business and results of operations could be materially and adversely affected. In addition, if any members of our senior management or any of our key personnel join a competitor or form a competing company, we may not be able to replace them easily and we may lose customers, business partners and key staff members. Each of our senior executives and key personnel has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. In the event of a dispute between any of our senior executives or key personnel and us, we cannot assure you as to the extent, if any, that these provisions may be enforceable in the PRC due to uncertainties involving the PRC legal system.

We may not be able to attract and retain highly skilled employees, provide necessary training or maintain good relationships with our employees.

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified employees, including but not limited to sales executives and engineers with high levels of experience in creative design, software development and internet-related services. Competition for these employees is intense. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In order to attract prospective, and retain current, employees, we may have to increase our employee compensation by a larger scale and at a faster pace than we expect, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business. Finally, we may run into disputes with our employees from time to time and if we are not able to properly handle our relationship with our employees, our business and results of operations may be adversely affected.

Our business may suffer if we do not successfully manage our current and future growth.

We have experienced rapid growth in the past few years. Our revenues have increased from RMB4.25 billion in 2015 to RMB8.75 billion (US$1.35 billion) in 2017. Our sales and service representatives network has covered over 200 cities as of December 31, 2017. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

Our operating history may not serve as an adequate basis to judge our future prospects and results of operations.

Our operating history may not provide a meaningful basis on which to evaluate our business. In recent years, we have started new initiatives, among others including our transaction services primarily provided by Yixin, who were launched in December 2013 as our auto finance department and our controlled subsidiary, Yixin, was officially established in November 2014.

We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We expect to continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions; and

•	anticipate and adapt to changing conditions in the China’s automotive, internet marketing and financing services industries as well as the impact of any changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

Meanwhile, due to the limited operating history and the historical adjustment of business of Yixin make it difficult for investors to evaluate our business and prospects.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in January 2015, we entered into agreements to form strategic partnership with JD.com, Inc., or JD.com, the leading online direct sales company in China listed on the Nasdaq Global Select Market, and Tencent Holdings Limited, or Tencent, a leading provider of comprehensive Internet services and listed on the Hong Kong Stock Exchange. In February 2015, JD.com and Tencent made investments in us with a combination of US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin. In June 2016, each of Tencent, JD.com, and Baidu, Inc., or Baidu, invested US$50 million in us and PAG subscribed for our convertible bonds in an aggregate principal amount of up to US$150 million. Between August 2016 and May 2017, Tencent, JD.com, Baidu, together with certain other investors, invested in an aggregate amount of US$464 million in cash, in Yixin. In recent years, we continued to make certain investments in some private companies, a majority of which are in auto and auto-related industries.

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

Any actual or perceived threat of a financial crisis in China, in particular a credit and banking crisis, could have an indirect, but material and adverse impact on our business and results of operations. It is unclear whether the Chinese economy will continue to experience the high growth rate in the past. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. The global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014, the hostilities in the Ukraine and the Middle East and the unrest in North Korea. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. It is impossible to predict how the Chinese economy would develop in the future.

There have been recently signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and automobile dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

In addition, an economic downturn may reduce the number of automakers and automobile dealers in China and decrease the demand for our services. We depend on automakers and automobile dealers for business. Continued economic growth in China expanded the network of automakers and automobile dealers, which is the primary source of our customers. Since the early 1990s, many non-automotive enterprises joined China’s automotive industry and started offering new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of automobile dealers. By contrast, negative economic trends could lead to consolidations among automakers and automobile dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and automobile dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and automobile dealers have used our products or services, consolidations may result in purchase cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations. Lastly, with respect to our online automotive financial platform services, a significant general economic downturn may increase our or our financial partners’ credit risk exposure if the financial position of the car buyers are severely and adversely affected. Although most of the financial leases via our platform are secured by the automobiles, foreclosures may be costly and time consuming and if those automobiles lose values dramatically, we may not be able to recover the full loan amount by foreclosures.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2017, our sales and service representatives network covered over 200 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial position and operating results could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of influenza A (H1N1), commonly referred to as “swine flu,” avian influenza, severe acute respiratory syndrome, SARS, H7N9 or other pandemics. It is unclear how this virus will spread, which makes it difficult to predict its potential impact. Any occurrence of these pandemic diseases or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, causing a material and adverse effect on our business operations.

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

As such, we conduct part of our material business through our variable interest entities in China, including Beijing Bitauto Information Technology Company Limited, or BBIT, and Beijing Yixin Information Technology Company Limited, or Beijing Yixin. Our variable interest entities are currently owned by shareholders who are PRC citizens or PRC entities and the relevant variable interest entities hold the requisite licenses or permits to provide internet content or advertising services in China. Shareholders of our variable interest entities are set forth in “Item 4. Information on the Company—C. Organizational Structure.” Our variable interest entities entered into a series of contractual arrangements with our subsidiaries but directly operate our businesses in China. We have been and are expected to continue to depend on variable interest entities to operate our businesses. We do not have any equity ownership interest in any of the variable interest entities but control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders.”

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

If we, any of the variable interest entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce, which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information services companies, and the CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of such entities;

•	discontinuing or restricting our PRC subsidiaries’ and variable interest entities’ operations;

•	imposing fines, confiscating the income of the variable interest entities or our income, or imposing other requirements with which we or our PRC subsidiaries and variable interest entities may not be able to comply;

•	imposing conditions or requirements with which we or our PRC subsidiaries and variable interest entities may not be able to comply;

•	requiring us or our PRC subsidiaries and variable interest entities to restructure our ownership structure or operations;

•	restricting or prohibiting our use of the proceeds of our public offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

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

We rely on and expect to continue to rely on contractual arrangements with our variable interest entities in China and their respective shareholders to operate our internet content and advertising services business. Our variable interest entities contributed RMB4.15 billion, RMB4.39 billion and RMB4.42 billion (US$679.3 million), representing 97.6%, 76.0% and 50.5%, respectively, of our total revenues in 2015, 2016 and 2017. Our wholly foreign-owned subsidiaries such as Beijing Bitauto Internet Information Company Limited, or BBII, and Beijing KKC Technology Company Limited, or Beijing KKC, follow the commonly used methodology, which is to charge service fees based on each variable interest entity’s revenues reduced by its turnover taxes, such as value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

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

Our ability to enforce the share pledge agreements between us and the variable interest entities’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the share pledge agreements, the shareholders of variable interest entities agreed to pledge all of their equity interests in variable interest entities to the relevant PRC subsidiaries to secure variable interest entities’ performance of their obligations under the relevant contractual arrangements. The share pledge as contemplated under the share pledge agreements by and among our PRC subsidiaries, variable interest entities and each of their respective shareholders have been registered with the relevant local branch of the State Administration for Industry and Commerce, or the SAIC.

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

Conflicts of interest may arise between the dual roles of those individuals who are both minority shareholders, directors and executive officers of our company and shareholders of our variable interest entities. For example, Mr. Bin Li, our chairman of the board of directors, is also the shareholder of some of our variable interest entities. For these directors and executive officers, their fiduciary duties toward our company under Cayman Islands law—to act honestly, in good faith and with a view to our best interests—may conflict with their roles in our variable interest entities, as what is in the best interest of our variable interest entities may not be in the best interests of our company. The fiduciary duty implied from their roles as our directors and executive officers is not fully aligned with their interests as shareholders of our variable interest entities. These individuals may breach or cause the variable interest entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the variable interest entities and receive economic benefits from them. We do not have existing arrangements to address potential conflicts of interest these individuals may encounter in his capacity as a shareholder of the variable interest entities, on the one hand, and as a beneficial owner and a director and an officer of our company, on the other hand. We could, at all times, exercise our option under the exclusive option agreement with variable interest entities’ shareholders to cause them to transfer all of their equity ownership in variable interest entities to a PRC entity or individual designated by us, and this new shareholder of variable interest entities could then appoint new directors of variable interest entities to replace the current directors. In addition, if such conflicts of interest arise, BBII, our wholly foreign-owned PRC subsidiary, could also, in the capacity of the attorney-in-fact of variable interest entities’ shareholders as provided under the irrevocable power of attorney, directly appoint new directors of variable interest entities to replace the current directors. We rely on variable interest entities’ shareholders to comply with the laws of China, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. Although our independent directors or disinterested officers may take measures to prevent the parties with dual roles from making decisions that may favor themselves as shareholders of the variable interest entities, we cannot assure you that these measures would be effective in all instances and when conflicts arise, these individuals will act in the best interests of our company or that conflicts will be resolved in our favor. The legal frameworks of China and the Cayman Islands do not provide guidance on resolving conflicts in the event of a conflict with another corporate governance regime. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements with the variable interest entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we and the variable interest entities owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

As a result of our corporate structure and the contractual arrangements between us and our PRC variable interest entities, we are effectively subject to 6% or 17% value-added tax, as well as enterprise income tax at the rate of 25% on revenues derived from our contractual arrangements with our PRC variable interest entities. Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our variable interest entities and their respective shareholders will be regarded by the PRC tax authorities as arm’s-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our variable interest entities and their respective shareholders were entered into on an arm’s-length basis. If any of the transactions we have entered into among our wholly-owned subsidiaries in China and any of the variable interest entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may conduct transfer pricing adjustments and adjust the profits and losses of such variable interest entities and assess more taxes on it. In addition, the PRC tax authorities may impose late payment interest and other penalties on such variable interest entities for underpayment taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the variable interest entities increase or if it is found to be subject to late payment interests or other penalties.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, if a variable interest entity is ultimate controlled by a foreign investor via contractual arrangement, it would be deemed as a foreign investment. Accordingly, for any company with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC individual, or PRC government and its branches or agencies). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as foreign invested enterprises and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

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

Since our business operations are conducted in China, our business, financial position, results of operations and prospects are affected significantly by economic, political and legal developments in China. Because our business is closely related to the automotive and financial services industries and the internet marketing industry, both of which are highly sensitive to business and personal discretionary spending levels, our business tends to decline during general economic downturns.

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

In May 2017, the State Internet Information Office, or the SIIO, issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision, and its implementing rules, which became effective on June 1, 2017. Internet news information services refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Under the Internet News Provision and its implementing rules, if an entity intends to provide internet news information services, it is required to obtain an internet news information service license, and no internet news service providers may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news service providers and foreign-invested enterprises is allowed prior to the security evaluation by the SIIO. The SIIO shall be in charge of the supervision and administration of the internet news information services throughout China. The counterparts of the SIIO at the province level shall take charge of the supervision and administration of the internet news information services within their own jurisdiction.

As an internet content provider, we release information related to the automotive industry to internet users. In the event that such activities are deemed to be internet news information services, we will be required to obtain an internet news information service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to their understanding, we would not be required to obtain the internet news information license because we only post industry-related information, such as introduction or evaluation of automobile products. However, if any of the internet information posted on our websites is deemed by the government require such license, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news information regulations, the PRC regulatory authorities may suspend relevant activities and impose a fine exceeding RMB10,000 but not more than RMB30,000.

Uncertainties with respect to the PRC legal system could limit the protection available to you and us.

We conduct our business primarily through our significant subsidiaries and variable interest entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiaries and variable interest entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.

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

We have requested PRC resident shareholders who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”

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

      The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repaying our U.S. dollar denominated notes or other payment obligations or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the RMB relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

     Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.

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

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our subsidiaries or variable interest entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our subsidiaries or variable interest entities in China cannot exceed a statutory upper limit and must be filed with SAFE, or its local branch through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from the foreign loan. Capital contributions to our PRC subsidiaries must be approved by or filed with the PRC Ministry of Commerce or its local counterpart. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which took effect and from June 1, 2015. Although Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our variable interest entities require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

The applicable foreign exchange circulars and rules may significantly limit our ability to convert, transfer and use the net proceeds from any offering of additional equity securities in China, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we will be able to complete the necessary government registrations or filings on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, our ability to contribute additional capital to fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the State Administration of Taxation, or the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority. We are a Cayman Islands holding company and we have subsidiaries in Hong Kong which in turn hold controlling equity interest of our PRC subsidiaries. Substantially all of our income may be derived from dividends we receive from BBII and our other PRC subsidiaries. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by BBII and our other PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018 and superseded the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the SAT, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiaries are determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. On April 22, 2009, or the SAT, issued a circular, or SAT Circular 82, and as amended on January 29, 2014, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, a bulletin issued by the SAT issued on July 27, 2011, which became effective September 1, 2011 and as amended on April 17, 2015, provided more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

BBII enjoyed a five-year tax holiday from 2007 to 2011 and was eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax. In addition, BBII was also designated as “High and New Technology Enterprise” under the EIT Law in December 2008. Therefore, the income tax rate applicable for BBII was 7.5% for the years ended 2009, 2010 and 2011. Historically, BBII successfully renewed its “High and New Technology Enterprise” status every three years and enjoyed a preferential income tax rate of 15% for the year ended December 31, 2017. Pursuant to the latest renewal in December 2017, BBII will enjoy a preferential income tax rate of 15% for another three years ended December 31, 2020.

In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. In December 2016, Bit EP was designated as “High and New Technology Enterprise” under the EIT law and would enjoy a preferential income tax rate of 15% from 2017 to 2019.

In December 2013, Target Net (Beijing) Technology Company Limited, or Target Net, was qualified as a “High and New Technology Enterprise” under the EIT law and successfully renewed this status for another three years in December 2016. Pursuant to the renew, Target Net would enjoy a preferential income tax rate of 15% for the years ended December 31, 2016, 2017 and 2018.

In December 2014, Bitauto (Xi’an) Information Technology Co., Ltd. or Bitauto Xi’an, was qualified as a “software enterprise” under the New Software Enterprise Measures and now enjoys a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bitauto Xi’an becomes profitable since December 2014.

In May 2017, Shanghai Lanshu Information Technology Co., Ltd. (“Shanghai Lanshu”) was accredited as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax, commencing from the first year of profitable operation after offsetting tax losses generating from prior years.

In accordance with relevant PRC laws and regulations, Xinjiang Yin’an Information Technology Co., Ltd. (“Xinjiang Yin’an”) is exempt from EIT for four years, commencing from January 1, 2017 to December 31, 2020.

If BBII, Bit EP, Target Net, Bitauto Xi’an, Shanghai Lanshu or Xinjiang Yin’an fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC shareholders.

The PRC tax authorities have enhanced their scrutiny over the non-resident enterprise’s direct or indirect transfer of equity interests in a PRC resident enterprise by promulgating and implementing the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, issued by the SAT, on February 3, 2015, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT, on December 10, 2009.

Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the indirect transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Public Notice 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

The PRC tax authorities have discretion under Public Notice 7 and SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. We may pursue acquisitions in the future that involve complex corporate structures. If we are considered a non-resident enterprise under the PRC Enterprise Income Tax Law and if the PRC tax authorities make adjustments to the taxable income of these transactions under Public Notice 7 and SAT Bulletin 37, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Certain of our leased property interests may be defective and we may be forced to relocate operations affected by such defects, which could cause significant disruption to our business and have a negative impact on our operation and financial results.

With respect to some of our leased properties, the lessors failed to provide property title certificates proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a landlord lacks evidence of the title or the right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, our lease agreements have not been registered with competent governmental authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors’ failure to register our lease agreements, our business and financial condition may be negatively impacted.

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

Under relevant PRC rules and regulations, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiaries of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. In addition, the registration must be amended within three months after the occurrence of any material changes to the underlying plan. As of the date of this annual report, we have adopted four employee share incentive plans, and, except for our 2016 share incentive plans, amended and restated in March 2018, these grantees, through BBII, have registered and updated the registration with SAFE. We have completed registrations of our 2016 share incentive plan with the SAFE and will register the restated and amended 2016 share incentive plan in the near future. Nevertheless, if in the future, we or our PRC grantees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

Risks Related to Our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$18.04 to US$54.42 in 2017. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. Moreover, since our controlled subsidiary, Yixin is listed on the Hong Kong Stock exchange, the volatility of the stock prices on the Hong Kong Stock exchange may further increase the volatility of our ADSs. Furthermore, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the automobile or advertising industries in China;

•	changes in the economic performance or market valuations of other companies that provide internet content and marketing services to automakers and automobile dealers or auto finance services to car buyers;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of senior management;

•	release or expiration of transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	adoption of any new accounting policy;

•	pending or potential litigation or administrative investigations; and

•	general economic or political conditions in China.

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

There is a significant risk that we will be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

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

Assuming we are the owner of our PRC variable interest entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ending December 31, 2017. In addition, we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018, and for future taxable years.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2017. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2017. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our holding company, Bitauto Holdings Limited, was incorporated in the Cayman Islands on October 21, 2005. We conduct most of our business through our operating subsidiaries and variable interest entities in China.

Our significant subsidiaries include BBII, Shanghai Yixin Financing Lease Company Limited, or Shanghai Yixin, and Xinche Investment (Shanghai) Co., Ltd., or Xinche. BBII was established in 2006, and we own 100% of the equity of BBII through our wholly-owned subsidiary, Bitauto Hong Kong Limited, which was incorporated in Hong Kong in April 2010. Shanghai Yixin and Xinche were established in 2014 and 2015, respectively, and all of these companies are wholly owned subsidiaries of Yixin Group Limited, or Yixin, in which we have a controlling interest, formerly known as Yixin Capital Limited. See “—C. Organizational Structure.”

Our significant subsidiaries and variable interest entities that conduct our business operations in China include the following:

•	Beijing C&I Advertising Company Limited, or CIG, which was incorporated in 2002 and provides digital marketing solutions to automakers.

•	BBIT, which was incorporated in 2005 and conducts our bitauto.com business that focuses on new automobiles.

•	Bit EP, a subsidiary of BBIT, which was incorporated in 2011 and provides our subscription services.

•	Beijing Yixin, which was incorporated in 2015 and operates websites such as daikuan.com and taoche.com, including their corresponding mobile apps.

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

In February 2015, JD.com invested a combination of US$400 million in cash and certain resources, including exclusive access to the new and used car channels on JD.com’s e-commerce sites and mobile apps together with additional support from its key platforms, as consideration for our newly issued ordinary shares. Tencent invested US$150 million in exchange for our newly issued ordinary shares. In addition, JD.com and Tencent invested US$100 million and US$150 million, respectively, in newly issued series A preferred shares of Yixin. At the closing of the transactions, we held approximately 50.1% of Yixin on a fully diluted basis and investors including JD.com and Tencent held 46.1% on a fully diluted basis.

In June 2016, each of Tencent, JD.com and Baidu invested US$50 million in us in exchange for our newly issued ordinary shares. In August 2016, we issued convertible bonds to PA Grand Opportunity Limited and its affiliates, or PAG, in an aggregate principal amount of up to US$150 million. The convertible bonds are due in five years from the date of issuance and have an interest rate of 2.00% per annum. The initial conversion price is US$23.67 per ADS. After the closing of both transactions, Tencent, Baidu, JD.com and PAG held 7.1%, 3.2%, 23.5% and 8.2%, respectively, of our outstanding shares on a fully diluted basis taking into effect the new issuance and the conversion of the convertible bonds at the initial conversion price. As of December 31, 2017, PA Grand Opportunity Limited transferred to a third party such number of the convertible bonds as would be convertible into 1,013,941 ordinary shares of the Company.

Between August 2016 and October 2016, Tencent, JD.com, Baidu, together with certain other investors and us, invested in an aggregate amount of US$550 million in cash in Yixin in exchange for newly issued series B preferred shares of Yixin. At the closing of the transactions, we held approximately 46.9% of Yixin on a fully diluted basis and investors including JD.com, Tencent and Baidu held 47.1% on a fully diluted basis. The financial results of Yixin remained consolidated with our company after the transactions.

In March 2017, Gain Loyal Limited invested in U.S. dollars in the principal amount equivalent to RMB3.03 million in Beijing C&I Advertising Company Limited, or CIG in exchange for newly increased registered capital of CIG. At the closing of the transactions, CIG changed to a Sino-foreign joint venture from a PRC domestic company. In June 2017, BBIT, Bin Li and Weihai Qu entered into a termination agreement with CIG and BBII to terminate all of contractual arrangements among them and transferred all equity interests in CIG held by it to BBII, respectively. In November 2017, BBII together with other eight investors invested in an aggregate amount of RMB600 million in cash in CIG in exchange for newly increased registered capital of CIG. At the closing of the transactions, we held approximately 74.12% of equity interests of CIG through BBII, other four limited partnerships held 10% of equity interests of CIG, and third-party investors held the remaining 15.88% of equity interests of CIG.

On November 16, 2017, Yixin completed initial public offering and listed on the Hong Kong Stock Exchange. Yixin initially offered 878,680,000 of its shares, which represent approximately 14% of Yixin’s shares in issue. Pursuant to a voting proxy agreement we entered into with Tencent and JD.com on October 31, 2017, we continue to have control over Yixin, and the financial results of Yixin remain consolidated with our company after Yixin’s initial public offering.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct a certain part of our material operations in China through contractual arrangements among our PRC subsidiaries, our variable interest entities in China and the shareholders of these variable interest entities. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial information of these variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Earnings of these variable interest entities are or will be transferred to our subsidiaries under the currently applicable contractual arrangements. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the variable interest entities, which entitle our PRC subsidiaries to receive a majority of variable interest entities’ residual returns. Under the arrangement, the earnings are transferred from our subsidiaries to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of retained earnings as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, each of our PRC subsidiaries, is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our subsidiaries, as a foreign-invested enterprise, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Our principal executive offices are located at New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People’s Republic of China. Our telephone number at this address is (86-10) 6849-2345. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, 4th Floor, New York, New York 10017.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for details regarding our capital expenditure.

B.	Business Overview

Overview

We are a leading provider of internet content & marketing services and transaction services for China’s fast-growing automotive industry. Our bitauto.com website and its corresponding mobile apps provide consumers with comprehensive up-to-date information on automobile pricing and promotional information, specifications, reviews and consumer feedback. Our bitauto.com website was the most visited automotive vertical website in China for new automobile pricing and promotional information in the fourth quarter of 2017, according to iResearch. We also distribute our automobile dealer customers’ automobile pricing and promotional information through over 580 internet service provider partners as of December 31, 2017. As a result, our automotive database and content had broad consumer reach to China’s internet users.

We managed our businesses in three segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. Our advertising and subscription business provides a variety of advertising services to automakers through bitauto.com website as well as corresponding mobile apps. The website and mobile apps provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. We also provide transaction-focused online advertisements and promotional activities services to our business partners, via Yixin’s online platform, for automakers, automobile dealers, auto finance partners and insurance companies. We offer subscription services via the SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Our transaction services business is primarily conducted by Yixin, our controlled subsidiary, a leading online automobile retail transaction platform in China, which provides transaction platform services as well as self-operated financing services. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation.

We have established a nationwide customer base of automobile dealers in China. Our paying subscribers for new cars were approximately 27,000 in 2017, compared to approximately 23,700 in 2016. In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Of the approximately 81 major automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 73 placed advertisements on our bitauto.com website and corresponding mobile apps in 2017. Our customer base with the combination of individual customers, automakers, automobile dealers, auto finance partners and other aftermarket service providers allows us to cross sell our services, which increases customer loyalty. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Since 2015, we have formed strategic partnership with JD.com, the leading online direct sales company in China and listed on the Nasdaq Global Select Market, Tencent, a leading provider of comprehensive internet services and listed on the Hong Kong Stock Exchange and with Baidu, the leading Chinese language internet search provider. They made investments both in us and in Yixin, formerly known as Yixin Capital Limited, our controlled subsidiary primarily operating our transaction services business. On November 16, 2017, Yixin completed initial public offering and listed on the Hong Kong Stock Exchange. Yixin initially offered 878,680,000 of its shares, which represent approximately 14% of Yixin’s shares in issue. See “Item 4. Information on the Company—A. History and Development of the Company” for details regarding investments from JD.com, Tencent and Baidu.

Our revenues were RMB4.25 billion, RMB5.77 billion and RMB8.75 billion (US$1.35 billion) in 2015, 2016 and 2017, respectively.

Our Services

Our Advertising and Subscription Business

We provide advertising services to automakers and subscription services to automobile dealers through our bitauto.com website and its corresponding mobile apps, as well as offer transaction-focused advertising and subscriptions services, through Yixin, our controlled subsidiary, to automakers, automobile dealers, auto finance partners, and insurance companies.

We display advertisements on our bitauto.com website and its corresponding mobile apps, and allow extensive possibilities of user interactions through rich media advertisements. Because visitors to our websites and applications usually seek specific information relating to automobiles and therefore are more likely to be interested in making automobile purchases, our websites and applications have become an ideal destination for brand advertisements and promotional activities of automakers. We are able to achieve cost-effective and targeted advertising results for our customers through our proprietary technologies and placement algorithms that target specific consumer segments. For example, we can display advertisements to consumers located in specific geographic areas based on internet protocol addresses. We can also display advertisements for particular automobile models or their competing models to consumers based on the content of the web pages they are viewing.

We also provide transaction-focused online advertisements and promotional activities services to our business partners, via Yixin’s online platform, for automakers, automobile dealers, auto finance partners and insurance companies. Visitors to Yixin or platform usually seek specific transaction information relating to automobiles and are more likely interested in automobile transactions. As a result, Yixin platform is tailored for transaction-focused online advertisements and promotional activities of our business partner advertisers.

Our subscription business provides web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to automobile dealer customers in China. Such SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers.

The standard service modules for new automobile dealer subscribers include the following:

•	Dealer Listing Service is provided to our subscribers to help them reach a broad base of purchase-minded consumers. We publish our subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website and corresponding mobile apps. To further broaden our subscribers’ consumer reach, we have entered into arrangements with over 580 partners to become their provider of automobile pricing and promotional information. We automatically feed such information to our partners from our proprietary new automobile database, which is regularly updated and maintained by our automobile dealer customers. We may pay a fixed fee to our major partners for their advertising space.

•	Autosite enables our subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our service also has interactive features that allow consumers to make online reservations for test drives, indicate purchase interest and ask questions and get answers online from our automobile dealer customers. We also register and maintain independent internet domain names for Autosite users.

•	Virtual Call Center provides a toll-free number to each automobile dealer for consumer inquiries. Each toll-free number has a virtual voicemail in the SaaS platform. Over 26 million call minutes were logged in 2017.

•	Auto Mini Store is an efficient marketing tool, which, with the support of the smart technology, directly connects the sales persons or consultants at automobile dealer stores with potential car buyers.

Our Transaction Services Business

Our transaction services business is primarily conducted by Yixin, our controlled subsidiary, a leading online automobile retail transaction platform in China, which provides transaction platform services as well as self-operated financing services.

•	Transaction platform business. Our transaction platform business is comprised of facilitation and value-added services which include (a) transaction facilitation services, whereby we primarily earn service fees from consumers or automobile dealers that have completed transactions through our platform, (b) loan facilitation services, whereby we primarily earn service fees from consumer borrowers or banks that have extended auto loans to consumers, and (c) value-added services, where we primarily generate revenues from automobile dealers for sales of vehicle telematics systems.

•	Self-operated financing business. Our self-operated financing business is comprised of (i) financing lease services, whereby we primarily generate interest revenues from consumers, (ii) operating lease services, whereby we primarily generate rental revenues from consumers, and (iii) others, whereby we primarily generate revenues from sales of automobiles to automobile dealers.

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

•	Online advertising. We cover all aspects of online advertising. Our in-house creative team works closely with automakers to make strategic plans and produce digital advertisements. We procure media space and display periods from portals and automotive vertical websites, including bitauto.com. We place advertisements on behalf of our customers on these portals and websites to achieve cost-effective advertising results. We monitor performance indicators such as the number of hits and clicks on online advertisements that we have placed using automatic monitoring tools. We analyze this data to optimize advertisement placing strategies for our automaker customers.

•	Website creation and maintenance. We provide website creation and maintenance services to our automaker customers. Our in-house creation team uses interactive and multimedia technologies to develop official websites for our automaker customers. Our typical automaker customer may have many official websites developed for each of their automobile models, local automobile dealers or special promotional events.

•	Online public relations. We have extensive experience in handling our automaker customers’ daily online media interactions, monitoring online media coverage and developing and implementing strategies in response to crisis.

•	Online marketing campaigns. We conduct cost-effective online marketing campaigns for our customers through performing in-depth market research of the target audience group, identifying the most effective online media, creating and publishing campaign materials on multiple online mediums to help our automaker customers achieve their goals.

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

Our Database

Our database is the source of information for our websites and applications and the automobile pricing, promotional and automobile dealer business information on our partners’ websites. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our services as well as for future expansions. Given the significant amount of time, resources and nationwide network of automobile dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (i) content designed for automobile consumers; (ii) automobile dealers’ business and contact information; (iii) automobile pricings and promotional information and (iv) financial products and solutions for the car buyers and our financial partners. As of December 31, 2017, our database contained:

•	Business and contact information of over 27,500 new automobile dealers;

•	Approximately 32 million listings of new automobile pricing and promotional information and 68 million automobile news pieces; and

•	Automobile model database featuring a wide collection of global car models.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives network located in over 200 cities across China, as of December 31, 2017, or by our automobile dealer customers directly. Automobile pricing and promotional information is maintained and regularly updated by automobile dealers through subscription on our bitauto.com website and its corresponding mobile apps, and generally reflects the automobile dealers’ latest price. Specifications and features of each automobile model are collected by our editing team from automakers and automobile dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

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

We have multi-level protection mechanisms to ensure the safety and integrity of our database. We maintain comprehensive information technology manuals that provide for detailed policies and procedures for the protection of our information technology system, including data backup procedures, anti-virus and anti-hacking procedures, procedures for dealing with emergencies and catastrophes, and network and hardware maintenance policies. Our computer servers perform automatic data backup on a regular basis, and continually monitor our database in an effort to detect and prevent unauthorized access while ensuring fast and reliable access by consumers and our automobile dealer customers.

Product Development

Our internet services are supported and enhanced by a team of more than 1,500 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We develop and improve our products and services to meet the evolving needs of our customers and users. In recent years, we strengthened various functions of our transaction services with the support by our technological developments. For example, at the end of 2017, we officially launched a brand new upgraded “Easy Partner” to make better direct connection between dealers’ sales representatives and car buyers, help automobile dealers to conduct more effective marketing and distribution by taking advantage of mobile internet, social networking, big data, and AI technologies, as well as to improve car buyers’ experience by delivering quality services to them and further improve conversion rates. We utilize our big data and customer profiles to provide our advertising customers with accurate advertising products for each consumer. We also launched Bitauto Index 2.0, which provides marketing and sales analysis based on big data. Additionally, we also launched intelligent shopping guide, Elita. Leveraging on the most comprehensive knowledge base in the auto field and integrating our existing resources, Elita is designed to help car buyers select and purchase cars and provide intelligent services for the complete life cycle of our users. Yixin continued to design and develop more innovative products and services enriching consumers’ choices. Its personal contract purchase service line named Kaizouba, launched in February 2017, primarily targeting young consumers who have good job prospects and earning potential with an opportunity to own and drive cars home earlier. We spent approximately RMB312.1 million, RMB457.4 million and RMB565.7 million (US$86.9 million) on product development in 2015, 2016 and 2017, respectively. These expenditures represented 7.3%, 7.9% and 6.5% of our total revenues in 2015, 2016 and 2017.

Sales, Marketing and Customer Support

We employ an experienced sales force in each city to increase market penetration. We provide in-house education and training for our sales force to ensure they provide our current and prospective clients comprehensive information about our services and convey the advantages of using our bitauto.com website and its corresponding mobile apps as marketing channels. To help our customers explore the potential synergies between their sales and marketing initiatives, we coordinated their respective selling and branding activities, which in turn improve the efficiency of our internet marketing solutions and increase our customers’ satisfaction and their loyalty toward our services. Our sales and customer support team provide dedicated offline assistance to potential car buyers in terms of transaction services, primarily consisting of transaction platform and self-operated financing services, which helps to facilitate the completion of transactions. Meanwhile, through Yixin’s platform, we also partnership with automobile dealership stores to reach out to customers, including the experience stores, which are independently owned and operated by third parties. We have been deploying training and other quality control resources to ensure its automobile dealer cooperative network maintains a satisfactory level of consumer experience.

We believe our brand names are well recognized throughout China’s automotive industry and our relationships with our partners are well established within the industry.

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•	We sponsored the Formula Student China events first in 2010 along with the Society of Automotive Engineers of China. In 2015, we agreed to further sponsor this event for another five years with a total commitment of RMB15 million. In 2017, we sponsored four colleges to participate and complete the competitions;

•	We organized the China Automotive Industry Forum and developed it into a significant annual event in China’s automotive industry. The forum featured speakers, such as senior management of automakers and automobile dealer groups, academics and high-level government officials, and was well attended by many industry participants;

•	We organized automobile dealer forums in order to strengthen our relationship with automobile dealer customers;

•	We organized regional marketing forums in order to learn and access successful marketing strategy from different fields that linked with automotive industry;

•	We have been publishing Bitauto newsletters since 2005, which are distributed to automobile dealers throughout China free of charge and can also be made available upon request. These newsletters feature topics that interest automobile dealers, such as relevant automobile market information and government policies, as well as reports on success stories of automobile dealers and their executives;

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing, Shanghai, Guangzhou and Chengdu, and have been one of the most popular and most active participants among China’s automotive vertical websites at many exhibitions.

•	Since 2011, we have been hosting the Annual Celebration of Automobiles, which selects and recognizes most popular cars and models and has become one of the most influential events of similar kind in China’s automotive industry;

•	We organize and host the annual Night of Auto People event, which is one of the most prominent events in China’s automobile industry, since 2012.

•	We contributed to a charity fund in cooperation with Soong Ching Ling Foundation in 2013 and agreed to contribute an aggregate of RMB5.0 million from 2013 to 2018. The fund is devoted to care for people working in the automobile industry and support talent development.

•	We won the “2017 China Internet Charity Award” and “outstanding case Award of CSR” issued by Internet Society of China;

•	We organized and hosted the International Classic Car Show China and Bitauto music carnival at Wukesong Hi-park, aiming at creating a young, fashion and creative brand image, and making Bitauto a highly recognized name.

We also provide customer services and training to our automobile dealer customers in order to help them fully utilize the potential of our SaaS platform and foster customer loyalty.

Customers

Our customers consist primarily of automakers, automobile dealers, consumers, auto finance partners and insurance companies.

We have more automobile dealer customers than automaker customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. No single automobile dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large amounts of their contracts with us. In 2015, 2016 and 2017, revenues from the top three automaker customers in each period accounted for approximately 12.0%, 6.5% and 7.4% respectively, of our total revenues.

The following summary illustrates the customers of our three business segments.

Advertising and subscription business customers. We have a broad base of advertising customers and subscribers. The combination of a large purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our websites and mobile apps. Of the approximately 81 automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures, 73 placed advertisements on our bitauto.com website and corresponding mobile apps in 2017. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates in China independently from their overseas investors and because those joint ventures typically have their own separate advertising budgets. We therefore treat such joint venture as a different advertising business customer than their investors. We have established a large customer base for our subscription business. We had approximately 27,000 paying new car dealer subscribers in 2017. We enter into a service agreement with each subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for subscribers to terminate the agreement without cause. Under these service agreements, we have the right to require customers to revise their information to be published through our SaaS platform if the information violates applicable laws. Each customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing and promotional information, and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information. With regard to advertising and subscription services provided by Yixin, we provide advertising services to automakers, automobile dealers, auto finance partners, and insurance companies on our platform, promotional services to automobile dealers, and subscription services to the subscribers of our membership services.

Transaction services business customers. Yixin, our controlled subsidiary, operates our transaction platform business which is comprised of (i) facilitation and value-added services which include (a) transaction facilitation services which we serve both consumers and automobile dealers on our platform, (b) loan facilitation services, under which both consumer borrowers and banks extending auto loans may be our customers, and (c) value-added services, where we primarily sell vehicle telematics systems to automobile dealers, and (ii) self-operated financing services, where we primarily provide individual customers with auto finance solutions through financing lease and operating leases.

Digital marketing solutions business customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. In 2016, our digital marketing solutions business had 60 automaker customers, and 58 of those are our remained customers in 2017. As of December 31, 2017, the number of our automaker customers increased to 78. On behalf of these automaker customers, we placed RMB2.64 billion (US$406.0 million) of online automotive advertisements in 2017, including those placed on our own websites.

Competition

We face competition in each line of our services:

•	Our advertising and subscription business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China’s automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, the automotive channels of major internet portals, internet video sites, social media and networking websites and emerging new media on mobile end such as news reader applications, social media applications and rider-sharing applications, as well as traditional forms of media. Competition with other websites is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. Our subscription services face competitions from China’s automotive vertical websites, such as autohome.com.cn and pcauto.com.cn in terms of automobile listing, timeliness and accuracy of automobile pricing and promotional information and website traffic. We also compete with online auto information platforms that provide automobile and auto-related content, and offer advertising and subscription services. Moreover, we also face competition from traditional auto finance companies.

•	Our online automobile transaction retail services face competition from online automobile transaction platforms that connect consumers with various players across the industry value chain, to facilitate automobile and auto-related transactions and provide financing services.

•	Our digital marketing solutions business faces competition from other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu Aegis Network and WPP as well as local agencies that specialize in providing online marketing services, including AllYes Online Media, Hylink Advertising, Tensyn and iForce. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

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

Regulations on Internet Information Services

BBIT operates www.bitauto.com and other websites, and Beijing Yixin operates www.daikuan.com and www.taoche.com to provide internet information services for China’s automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial internet information services, the service providers shall obtain an ICP license. BBIT holds an ICP license issued by Beijing Telecommunications Administration Department, effective until February 25, 2021, which permits BBIT to carry out commercial internet information services using the above-mentioned domain names. Beijing Yixin has obtained an ICP license for the provision of information services through the internet, which remains valid until September 2020.

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

On August 1, 2016, the SIIO promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions to further strengthen the regulation of the mobile application information services. Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. Furthermore, in December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which require, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, network operators are obligated to safeguard security of the network in conducting business and providing services. Network service providers must use technology or take other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In accordance with the Cyber Security Law, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

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

Regulations on Online Cultural Services

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective on April 1, 2011 and was amended in an amendment in December 2017. The Internet Culture Measures require ICP operators engaged in “internet culture activities” to obtain an internet cultural operating license from the provincial administration of culture. “Internet culture activities” includes, among other things, online dissemination of internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of internet cultural products. “Internet cultural activities” are defined as an act of provision of internet cultural products and related services, which includes: (i) production, duplication, importation, publishing, and broadcasting of the internet cultural products; (ii) online dissemination whereby cultural products are posted on the internet or transmitted via internet to client ends and internet-surfing service business premises, such as internet bars, such as computers, fixed line telephones, mobiles, television sets, games machines, for online users’ browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the internet cultural products. All entities engaging in commercial internet cultural activities must be approved by the Ministry of Culture.

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

Regulations on Internet News Information Service

In May 2017, the SIIO issued the Internet News Provision and its implementing rules, all of which became effective on June 1, 2017. Internet news information services refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Under the Internet News Provision and its implementing rules, if an entity intends to provide internet news information service, it is required to obtain an internet news information service license, and no internet news service providers may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news service providers and foreign-invested enterprises is allowed prior to the security evaluation by the SIIO., The SIIO shall be in charge of the supervision and administration of the internet news information services throughout China. The counterparts of the SIIO at the provincial level shall take charge of the supervision and administration of the internet news information services within their own jurisdiction.

As an internet content provider, we release information related the automotive industry to internet users. In the event that such activities are deemed to be internet news information services, we will be required to obtain an internet news information service license. However, we and our PRC counsel have consulted the relevant government authorities and have been informed that according to our service scale, we would not be required to obtain the internet news information license because we only post industry-related news produced by others and we do ourselves not edit or compose such news. On our websites, we clearly indicate our news sources. However, if any of the internet news posted on our website is deemed by the government to be political in nature, relate to macroeconomics, or otherwise require such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news information regulations, the PRC regulatory authorities may suspend the illegal activities and impose a fine exceeding RMB10,000 but not more than RMB30,000.

Regulations on Internet Audio-Video Programs and Radio and Television Program Production

The State Administration of Radio, Film and Television (currently known as SAPPRFT), and the Ministry of Industry and Information Technology jointly issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was amended on August 28, 2015. The Internet Audio-Video Program Measures stipulate, among other things, that any entity that engages in the production, editing, integration, and provision to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services, shall apply for an internet audio-video program operating license. To apply for the internet audio-video program operating license, the applicant shall be an entity wholly owned or controlled by state-owned enterprises, have sound technical measures for security protection, and meet other conditions set forth in the Internet Audio-Video Program Measures. However, according to the application procedures announced by the State Administration of Radio, Film and Television, non-State controlled websites which were established before promulgation of the Internet Audio-Video Program Measures and which are in compliance of the relevant PRC law may be granted with the license. BBIT has obtained an internet audio-video program operating license, which will remain effective until February 2021.

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

The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the SIIO promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local governmental authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the SAPPRFT issued a Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain the internet audio-video program operating license with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio-radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use “radio station, “ “television station, “ “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval.

Regulations on Internet Mapping Services

According to the Administrative Rules of Surveying Qualification Certificate, as amended by the National Administration of Surveying, Mapping and Geo-information (formerly known as the State Bureau of Surveying and Mapping) in August 2014, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geo-information and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through the internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information in December 2011, any entity without a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the minimum amount of registered capital, the number of technical personnel and map security verification personnel, security facilities, and ISO9000 certification or approval from relevant provincial or municipal government. According to the Provisions on the Administration of Examination of Maps effective on January 1, 2018, the operator of an approved internet map is required to file the updated contents of the map with the relevant regulatory authority semi-annually, and re-apply for a new approval of the map when the two-year term of the existing approval expires. BBIT currently provides online traffic information inquiry services as well as internet map marking and inquiry services that allow users to locate automobile dealers. BBIT plans to expand its business in the future to include electronic mapping services that allow users to search driving routes and tourist spots. BBIT obtained a Surveying and Mapping Qualification Certificate for internet mapping on November 11, 2015, effective until December 31, 2019.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC subsidiary that engages in value-added telecommunications business. However, the MIIT released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses” as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. The Guidance Catalog of Industries for Foreign Investment, as amended in 2017, allows a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

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

We conduct a certain part of our material businesses in China through our variable interest entities in China, which among others, include BBIT and Beijing Yixin. BBII has contractual arrangements with BBIT and its shareholders. Beijing KKC, has contractual arrangements with Beijing Yixin and its shareholders. BBIT holds a regional ICP license, which is one kind of value-added telecommunications licenses, to conduct internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its ICP license. BBIT has submitted registration applications for the trademarks used for its internet information services on its websites, but has not received approval for all its applications. Some of BBIT’s registration applications are still under review. Beijing Yixin holds an ICP license issued by Beijing Communications Administration Bureau, which is a type of value-added telecommunications licenses, to conduct internet information services and currently owns, or otherwise has the legal right to use, all the domain names and trademarks used for its internet information services on its websites. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among our variable interest entities and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

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

In addition to the above regulations, the Internet Advertising Measures for Internet Advertisements promulgated the SAIC in July 2016 also sets forth certain compliance requirements for online advertising businesses. For example, advertising operators and distributors of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and distributors must examine supporting documents provided by advertisers and verify the contents of the advertisements before publishing. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. The Internet Advertising Measures also prohibits the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.

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

Regulations on Financial Leasing

The PRC government regulates the financial leasing enterprises through Administrative Measures of Supervision on Financial Leasing Enterprises, or Circular 337, promulgated on September 18, 2013 and other similar laws and regulations in China. Circular 337 permits financial leasing enterprises to carry out financial leasing business in such forms as direct lease, sublease, sale-and-lease-back, leveraged lease, entrusted lease and joint lease in accordance with the provisions of relevant laws, regulations and rules. However, Circular 337 prohibits financial leasing enterprises from engaging in such financial business as attracting deposits, issuing loans and granting loans on entrustment. Without the approval from relevant authorities, financial leasing enterprises shall not engage in inter-bank borrowing and other business. In addition, financial leasing enterprises are prohibited from carrying out illegal fund-raising activities in the name of financial leasing. Circular 337 requires financial leasing enterprises to establish and improve their financial and internal risk control systems, and each financial leasing enterprise’s risk assets shall not exceed ten times of their total net assets. Risk assets generally refers to the adjusted total assets of a financial leasing enterprise excluding cash, bank deposits, sovereign bonds and entrusted leased assets. Our business operations are in compliance with these regulations.

Regulations on Internet Insurance

In July 2015, the China Insurance Regulatory Commission, or CIRC, issued Interim Measures for the Regulation of Internet Insurance Business (the “Internet Insurance Interim Measures”), pursuant to which no institutions or individuals other than insurance institutions, which refer to insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries, may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms. Self-operated online platforms refer to online platforms set up by insurance institutions. Third-party online platforms refer to online platforms providing network supporting services for internet insurance business activities of insurance consumers and insurance institutions, but excluding self-operated online platforms. Third-party online platforms which are not insurance institutions are only allowed to provide network supporting services, and shall not provide any internet insurance business such as sales, underwriting, settlement of claims, cancelation of insurance, complaints handling and customer services. The third-party online platforms are required to meet certain conditions, including obtaining relevant value-added telecommunication licenses or completing internet content provider filings, as applicable, and having network access within the territory of the PRC. Insurance institutions are prohibited from cooperating with third-party online platforms that do not meet those conditions. In addition, the premiums paid by insurance customers are required to be directly transferred to the special account for premium income of the insurance institutions, and the third-party online platform is not allowed to collect premiums on behalf of the insurance institutions. The online platforms shall accurately disclose the information of insurance products required by laws and regulations, and shall not make any false representations, exaggerate previous achievements, illegally promise earnings or undertake to bear losses, or provide other misleading descriptions.

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law, financial institutions subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The People’s Bank of China, or the PBOC, and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines to Promote the Health Growth of the Internet Finance, or the Internet Finance Guidelines, jointly released by ten PRC regulatory agencies in July 2015, purport, among other things, to require internet finance service providers, including online automobile finance platforms to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of internet finance service providers.

Regulations on Car Rental Business

As the car rental industry is at an early stage of development in China, regulations governing it continue to evolve. The Ministry of Transport, or the MOT, promulgated the Circular on Promoting the Health Development of Car Rental Industry in April 2011, which sets forth guidelines for the car rental industry and requires local government authorities to promulgate local rules and regulations to improve and develop the regulatory environment of the car rental industry.

Currently the car rental industry is primarily regulated by government authorities at local levels, where regulatory requirements vary from one province or city to another:

•	Some provinces and cities do not have any specific local rules regulating car rental services.

•	Some local authorities have promulgated rules to require car rental service providers to file with the local transportation authority (for example, in Hubei) or to obtain car rental operation permits (for example, in Shanxi, Fujian and Shijiazhuang) before they are engaged in car rental business.

•	With respect to cars used for rental services, some provinces and cities do not have specific local rules, while others impose additional licensing and filing requirements. In many provinces and cities, the “nature of use” stated in the vehicle license must be registered as rental or commercial. Some provinces and cities require special additional licenses or vehicle license plates for rental vehicles. For instance, in some areas, such as Fujian, Hubei, Sichuan, Suzhou, Dalian and Kunming, a road transportation license or a rental vehicle operation license is required for each rental car; in some areas, such as Shenyang, special vehicle license plates must be obtained for rental cars, and in some areas, such as Chongqing, each rental car shall be filed with relevant local authority.

•	Some local authorities, such as those in Nanchang, have promulgated local rules requiring that, if a rental vehicle does not carry a local license plate, it may not be used for rental services where the pick-up place and drop-off place are both within that city.

Local practices differ and the implementation of the local rules and regulations are still under development by local government agencies. Some of the above requirements are not strictly enforced or may be modified or suspended by the local administration authorities from time to time. For example, local government authorities of certain cities do not issue permits or process registration for car rental business or rental vehicles in practice although there exist local regulations requiring such permits or registration.

Regulation on Used Automobile Brokerage Business

On August 29, 2005, SAIC, the SAT, MOFCOM and the Ministry of Public Security promulgated Administrative Measures for Trade of Used Vehicles, which was amended on September 14, 2017, pursuant to which enterprises engaged in used vehicles brokerage business shall include used vehicles brokerage business within their business scope.

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

We conduct a certain part of our material businesses in China through our variable interest entities in China and their respective shareholders. Prior to our initial public offering in 2010, all ultimate shareholders of our company who we know are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, these shareholders have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader Group, Inc., or AutoTrader Group, in November 2012, certain members of our management purchased shares from a pre-IPO shareholder. In December 2013, we completed a follow-on public offering of 1,264,855 ADSs, each representing one ordinary share, at the public offering price of US$30.00 per ADS. A selling shareholder also offered and sold 1,484,345 ordinary shares. The aforesaid management members who are PRC residents and our ultimate shareholders have not amended their existing foreign exchange registration to reflect the change of their shareholding as a result of the aforesaid transactions in accordance with the then-effective foreign exchange registration regulations. As a result of the promulgation of Circular 37, it is uncertain whether our PRC resident shareholders would be required to amend the relevant existing foreign exchange registrations for the aforesaid transactions, which were consummated prior to the promulgation of Circular 37 and did not affect their shareholdings in the First Level SPVs.

We have requested PRC resident shareholders who to our knowledge hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under Circular 37 or other related rules. See “Item 3. Key Information – D. Risks Factors – Risk Related to Doing Business in China – PRC Regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.”

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

In 2006, 2010, 2012 and 2016, our board of directors adopted the 2006 Plan, the 2010 Plan, the 2012 Plan and the 2016 Plan, respectively, pursuant to which, we may issue employee stock options to our qualified employees and directors on a regular basis. In March 2018, we amended and restated the 2016 Plan to increase the award pool under the 2016 Plan. We have granted employee stock options and incentive shares within the scope noted in the application documents which were filed with the Beijing Office of the State Administration of Foreign Exchange at the time of our initial public offering in 2010. We have advised our employees and directors participating in the Stock Incentive Plan to handle foreign exchange matters in accordance with Circular 7. However, we cannot assure you that our PRC individual beneficiary owners and the stock options holders who are PRC residents can successfully register with the State Administration of Foreign Exchange in full compliance with Circular 7. The failure of our PRC individual beneficiary owners and the stock options holders to complete their registration pursuant to Circular 7 and other foreign exchange requirements may subject these PRC residents to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

Further, a notice concerning the individual income tax on earnings from employee stock options, jointly issued by the Ministry of Finance and the SAT, and its implementing rules provide that domestic companies that implement employee share option programs shall (i) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (ii) file share option exercise notices and other relevant documents to the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies, and (iii) withhold taxes from the PRC employees in connection with the PRC individual income tax.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. Any violation of Circular 19 may result in severe penalties, including substantial fines. If our variable interest entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

PRC Enterprise Income Tax Law

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The EIT was amended on February 24, 2017. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises identified as key high-and-new-technology enterprises supported by the state enjoy a preferential enterprise income tax rate of 15%. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, and as amended on January 29, 2014. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, and as amended on April 17, 2015, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

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

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Double the Tax Avoidance Arrangement and other relevant tax rules and regulations. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on a SAT Circular 9 issued by the SAT in February 2018, which became effective from April 1, 2018 and superseded the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the SAT, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. The Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Circular 60.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, issued by the SAT, on February 3, 2015, which partially replaced and supplemented previous rules under the Circular 698. Public Notice 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. SAT Bulletin 37 and Public Notice 7 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold an equity interest in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under SAT Bulletin 37 and Public Notice 7 and may be required to expend valuable resources to comply with SAT Bulletin 37 and Public Notice 7 or to establish that we should not be taxed under SAT Bulletin 37 or Public Notice 7, which may have a material adverse effect on our financial condition and results of operations.

BBII enjoyed a five-year tax holiday from 2007 to 2011 and was eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax. In addition, BBII was also designated as “High and New Technology Enterprise” under the EIT Law in December 2008. Therefore, the income tax rate applicable for BBII was 7.5% for the years ended 2009, 2010 and 2011. Historically, BBII successfully renewed its “High and New Technology Enterprise” status every three years and enjoyed a preferential income tax rate of 15% for the year ended December 31, 2017. Pursuant to the latest renewal in December 2017, BBII will enjoy a preferential income tax rate of 15% for another three years ended December 31, 2020.

In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. In December 2016, Bit EP was designated as “High and New Technology Enterprise” under the EIT law and would enjoy a preferential income tax rate of 15% from 2017 to 2019.

In December 2013, Target Net was qualified as a “High and New Technology Enterprise” under the EIT law and successfully renewed this status for another three years in December 2016. Pursuant to the renew, Target Net would enjoy a preferential income tax rate of 15% for the years ended December 31, 2016, 2017 and 2018.

In December 2014, Bitauto Xi’an was qualified as a “software enterprise” under the New Software Enterprise Measures and now enjoys a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bitauto Xi’an becomes profitable since December 2014.

In May 2017, Shanghai Lanshu was accredited as a “software enterprise” and will enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax, commencing from the first year of profitable operation after offsetting tax losses generating from prior years.

In accordance with relevant PRC laws and regulations, Xinjiang Yin’an is exempt from EIT for four years, commencing from January 1, 2017 to December 31, 2020.

If BBII, Bit EP, Target Net, Bitauto Xi’an, Shanghai Lanshu or Xinjiang Yin’an fails to maintain its qualification, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations.

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

C.	Organizational Structure

The following diagram illustrates our corporate structure of principal operating entities as of the date of this annual report:

1)	Mr. Jinsong Zhu, the co-president of CIG, holds 100% equity interests in Beijing Xinbao.

2)	BBII holds 74.12% equity interests in CIG. Other four limited partnerships and third-party investors hold the remaining equity interests of 25.88%.

3)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BBIT, respectively.

4)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BEAM, respectively.

5)

We hold 44.4% of the equity interests in Yixin. Each of Tencent, JD.com and Baidu holds 20.90%, 10.90% and 3.02% equity interests in Yixin, respectively. Other third-party investors hold the remaining equity interests.

6)	Bo Han, Shenzhen Tencent Industry Investment Fund Co., Ltd., and Beijing Jiasheng Investment Management Co., Ltd. hold 55.7%, 26.6% and 17.7% equity interests in Beijing Yixin, respectively.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office spaces in two office buildings with a combined area of 15,380.58 square meters as of December 31, 2017. We enter separate leases for individual floors, group of rooms or individual rooms in these buildings. Our leases generally have terms from one to five years and may be renewed upon expiration of the lease terms. We generally make monthly rental payments. In addition, we lease office spaces across China for our subsidiaries and branch offices.

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

Overview

We are a leading provider of internet content & marketing services, and transaction services for China’s fast-growing automotive industry. Since 2016, our businesses were managed in three segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. We provide a variety of advertising services mainly to automakers through our bitauto.com website and corresponding mobile apps, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. We also provide transaction-focused online advertisements and promotional activities services to our business partners, via Yixin’s online platform, for automakers, automobile dealers, auto finance partners and insurance companies. Our subscription services offer our SaaS platform which provides web-based and mobile-based integrated digital marketing solutions to automobile dealer customers in China. Based on our SaaS platform, automobile dealer subscribers may create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Since 2014, we started transaction services, currently primarily operated by Yixin, our controlled subsidiary, a leading online automobile retail transaction platform in China, which provides transaction platform services as well as self-operated financing services. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation.

The majority of our revenues are from the following sources:

•	advertising fees from our bitauto.com website and corresponding mobile apps, together with Yixin’s online platform through selling advertisements to our customers;

•	subscription fees from new automobile dealer through bitauto.com website and corresponding mobile apps;

•	service fees and interest income from our transaction services;

•	service fees paid for our integrated one-stop digital marketing solutions, which include website creation and maintenance, online advertising agent services, public relations and marketing campaigns; and

•	performance-based rebates from our media vendors.

Our business has experienced rapid growth in the past few years. As a result, we need to adjust our business segmentation to better present our results of operations. Starting from the first quarter of 2016, we combined the advertising business with our subscription business to form our advertising and subscription business and transaction services business was reported separately under a new business segment. Our businesses are currently managed in three segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. Revenues were RMB4.25 billion, RMB5.77 billion and RMB8.75 billion (US$1.35 billion) in 2015, 2016 and 2017, respectively. In 2017, revenues from our advertising and subscription business, transaction services business and digital marketing solutions business accounted for 44.9%, 44.2% and 10.9% of our total revenues, respectively.

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

Growth in online advertising and marketing spending by China’s automobile automakers and automobile dealers. With the continuing growth of internet usage in China, the internet has become an increasingly important advertising and marketing channel to China’s automotive industry. We believe we will continue to benefit from the growth in online advertising and marketing spending by automakers and automobile dealers in China.

Market penetration of our advertising and subscription business. Revenues from our advertising business are directly affected by the amount of advertisements placed by our customers on our websites and corresponding mobile apps. The content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our websites, which in turn would affect automotive advertisers’ spending on our websites. Revenues from our subscription services are directly affected by the number of subscribers and the lengths of subscriptions. Our business and results of operations will depend significantly on our ability to grow our customer base and the increase in subscription fees, including expanding our services into new geographic areas and providing additional services to our existing customers. Finally, we believe our automotive content’s broad consumer reach achieved through our own automotive vertical websites and corresponding apps and our partners’ is also a factor considered by our automotive customers when choosing our advertising and subscription services.

Development of our transaction services business. Revenues from our transaction services business are primarily affected by the number of transactions we facilitate and service fees and interest income we may charge. Since the businesses are relatively new in China and we are still exploring the best approaches to grow these businesses, we may need to invest additional resources to develop and market our new services. Our ability to expand our customer base, to manage our growth and risk as we expand our business lines to offer more services and products, and to price competitively will have an impact on the outcome of our transaction services business development. Additionally, we make provisions for impairment losses on finance receivables in accordance with U.S. GAAP and the impairment require significant judgment and estimation. Since we have limited experience in the self-operated financing business, we might in the future adjust our provisioning judgment or policies as we gain more experience in this business, which could in turn lead to additional provisions for our receivables and affect our business, financial condition and results of operations.

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

Key Components of Results of Operations

Revenues

In 2017, we generated total revenues of RMB8.75 billion (US$1.35 billion). The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues for the periods presented.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Advertising and subscription business*	3,106,025	73.0	3,432,986	59.4	3,922,158	602,825	44.9
Transaction services business*	664,225	15.6	1,551,676	26.9	3,872,244	595,153	44.2
Digital marketing solutions business	483,945	11.4	788,286	13.7	956,857	147,066	10.9
Total revenues	4,254,195	100.0	5,772,948	100.0	8,751,259	1,345,044	100.0

Notes:

*	For the year ended December 31, 2015, we managed our business in three segments, namely advertising business, EP platform business and digital marketing solutions business. From 2016, we combined the advertising business with our subscription business to form our advertising and subscription business segment and transaction services business was reported separately under a new business segment. As a result of the above changes in segment structure, the comparative figures of segment information for the year ended December 31, 2015 were revised accordingly.

Our advertising and subscription business

Revenues from our advertising and subscription business accounted for 73.0%, 59.4% and 44.9% of our total revenues in 2015, 2016 and 2017, respectively. We generate revenues through our websites and mobile apps by providing advertising services to automakers and subscription services to our automobile dealer customers. We generate most of our advertising revenues through selling advertisements to automakers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website and corresponding mobile apps. Of the approximately 81 automakers in China and their joint ventures (consisting of international and Chinese automobile manufacturers with annual sales volume of 24 million passenger automobiles), 73 placed advertisements on our bitauto.com website and corresponding mobile apps in 2017. Meanwhile, we also provide transaction-focused online advertisements and promotional activities services to our business partners, via Yixin’s online platform, for automakers, automobile dealers, auto finance partners, and insurance companies. We generate revenues from subscription fees paid by our automobile deal customers for the subscription of our SaaS platform, which provide web-based and mobile-based integrated digital marketing solutions to automobile dealer customers in China.

Our transaction services business

Revenues from our transaction services business which is primarily operated by Yixin, accounted for 15.6%, 26.9% and 44.2% of our total revenues in 2015, 2016 and 2017, respectively. We derive our revenues from several types of services, including (i) transaction platform business which includes (a) transaction facilitation services, whereby we primarily earn service fees from consumers or automobile dealers that have completed transactions through our platform, (b) loan facilitation services, whereby we primarily earn service fees from consumer borrowers or banks that have extended auto loans to consumers, and (c) value-added services, where we primarily generate revenues from automobile dealers for sales of vehicle telematics systems; and (ii) self-operated financing business, where we primarily provide consumers with auto finance solutions through financing leases and operating leases.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 11.4%, 13.7% and 10.9% of our total revenues in 2015, 2016 and 2017, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our advertising and subscription business mainly includes fees paid to our business partners to distribute our automobile dealer customers’ pricing and promotional information, direct service cost and turnover taxes and related surcharges. Cost of revenues for our transaction services business mainly includes funding cost, cost of automobiles sold and vehicle telematics devices sold, turnover taxes and related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost and turnover taxes and related surcharges.

The following table sets forth our cost of revenues in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	4,254,195	100.0	5,772,948	100.0	8,751,259	1,345,044	100.0
Cost of revenues:
Advertising and subscription business	761,153	17.9	890,452	15.4	845,826	130,000	9.7
Transaction services business	426,640	10.0	883,438	15.3	1,969,630	302,727	22.5
Digital marketing solutions business	262,951	6.2	304,089	5.3	419,224	64,434	4.8
Total cost of revenues	1,450,744	34.1	2,077,979	36.0	3,234,680	497,161	37.0

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	sales and marketing expenses we incurred to promote our brand image through marketing activities consisting of (1) mobile-end promotions, such as promoting our mobile apps at different app stores, as well as cooperating with search engines and navigation sites on mobile sites; (2) offline events, such as automotive exhibitions and industry forums and to a less extent (3) PC-end marketing, such as cooperating with search engines and navigation sites;

•	office expenses for our daily operations, traveling and communication expenses and professional service fees;

•	operating lease expenses for our office space in various cities;

•	share-based compensation expenses mainly arising from our share incentive plans;

•	allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables;

•	depreciation and amortization;

•	write-down of assets;

•	leasing related expenses for financing lease and operating lease services including collection agency fees and credit enquiry fees; and

•	others that include training fees and delivery costs.

The following table sets forth our selling and administrative expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	4,254,195	100.0	5,772,948	100.0	8,751,259	1,345,044	100.0
Selling and administrative expenses:
Salaries and benefits	590,576	13.9	972,124	16.8	1,374,737	211,293	15.7
Sales and marketing expenses	1,341,347	31.5	1,296,765	22.5	1,966,422	302,234	22.5
Office expenses	64,074	1.5	96,714	1.7	236,721	36,383	2.7
Operating lease expenses	75,176	1.8	94,751	1.6	107,519	16,525	1.2
Share-based compensation expenses	120,045	2.8	76,981	1.3	1,167,655	179,465	13.3
Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables	8,931	0.2	102,651	1.8	349,185	53,669	4.0
Depreciation and amortization	493,424	11.6	662,498	11.5	716,919	110,188	8.2
Write-down of assets	280,591	6.6	—	—	—	—	—
Leasing related expenses	—	—	60,378	1.0	103,948	15,977	1.2
Others	39,833	0.9	54,949	1.0	35,940	5,524	0.4
Total selling and administrative expenses	3,013,997	70.8	3,417,811	59.2	6,059,046	931,258	69.2

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB312.1 million, RMB457.4 million, and RMB565.7 million (US$86.9 million) in 2015, 2016 and 2017, respectively, representing 7.3%, 7.9% and 6.5% of our total revenues in the respective periods.

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

PRC

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, controlling equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and its variable interest entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiaries own controlling interests of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be PRC tax resident enterprises as described below and are determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under the Circular 9 issued by the SAT in February 2018 or are determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%. In addition, part of our PRC companies, including BBII, Bit EP, Target Net, Bitauto Xi’an, Shanghai Lanshu and Xinjiang Yin’an, enjoy certain preferential tax treatments in accordance with relevant PRC laws and regulations. If such PRC companies fail to maintain its respective qualification under the relevant PRC laws and regulations, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial position and results of operations.”

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

For more information on PRC tax regulations, see “Item 4. Information on the Company—B. Business Overview—Regulation—PRC Enterprise Income Tax Law” and “Item 10. Additional Information—E. Taxation.”

Foreign Currency Exchange Difference

Our presentation currency is Renminbi. The functional currencies of our holding company, Bitauto Holdings Limited, and our subsidiaries outside of China are the U.S. dollar and the Hong Kong dollar, while the functional currency of our PRC subsidiaries and variable interest entities is the Renminbi. We recognize exchange differences arising on the currency translation in other comprehensive income when we consolidate our oversea subsidiaries, PRC subsidiaries and variable interest entities and translate our consolidated financial statements into Renminbi.

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

Principles of consolidation

We consolidate our subsidiaries, the variable interest entities and subsidiaries of variable interest entities of which we are the ultimate primary beneficiary.

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

Business combinations and noncontrolling interests

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations”. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

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

Revenue recognition

Revenue principally represents advertising and subscription services revenue, transaction services revenue and agent services revenue. Consistent with the criteria of ASC 605 “Revenue Recognition”, we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured. Revenue is measured at the fair value of the consideration received or receivable. We assess our revenue arrangements against specific criteria in order to determine if we are acting as principal or agent. Value-added tax (“VAT”) is included in revenue.

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

Subscription services. We provide web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to automobile dealer customers in China. Such SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships, which help them effectively market the automobiles to consumers. The revenue is recognized on a straight-line basis over the subscription or listing period. Revenues from dealer subscription and listing services are reported at a gross amount.

We invoice our customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. We record amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in our consolidated balance sheets.

Transaction services

Automobile financing lease and operating lease services. We provide automobile financing lease services to individual customers and automobile dealers through two models: direct financing lease and sales-and-leaseback. In a direct financing lease arrangement, revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. In a sales-and-leaseback arrangement, the transaction is in substance a collateral financing and revenue is recognized over the lease period using the effective interest rate method. We also provide automobile operating lease services to individual and corporate customers. Revenue from these services is recognized on a straight-line basis over the lease period.

Other transaction services. We recognize revenue from direct automobile sales to automobile dealers and institutional customers. The revenue is recorded on a gross basis as we act as the principal, are primarily responsible for the sales arrangements and are subject to inventory risk. Revenue from direct automobile sales is recognized when a sales contract has been executed and the automobiles have been delivered.

We recognize revenue from facilitation and other services when assisting the customers to complete a used automobile purchase transaction or an automobile financing transaction. We recognize sales revenue of vehicle telematics devices upon transfer of the title and associated risks and rewards of the devices to our business partners. We also recognize commission-based fees for the provision of automobile e-commerce services.

Agent services

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

Foreign currencies

Our company, our subsidiaries, variable interest entities and subsidiaries of variable interest entities individually determine our functional currency based on the criteria of ASC 830 “Foreign Currency Matters”. The functional currencies of our company and our subsidiaries outside China are the U.S. dollar (“US$”) and the Hong Kong dollar (“HKD”), and the functional currency of PRC subsidiaries, variable interest entities and subsidiaries of variable interest entities is the RMB. Since our operations are primarily denominated in the RMB, we have chosen the RMB as the reporting currency for the consolidated financial statements.

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

Investment in equity investees

Investment in equity investees represents our investments in privately-held companies. We apply the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment - Equity Method and Joint Ventures,” over which we have significant influence but do not own a majority equity interest or otherwise control.

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

We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in share of results of equity investees and investment income/(loss) in the consolidated statements of comprehensive income.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired. We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. We will perform the quantitative impairment test if we bypass the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

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

Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and impairment if any. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method.

Impairment of long-lived assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

There were no indicators of impairment associated with the long-lived assets as of December 31, 2016 and 2017, respectively. At the year end of 2015, we recorded a write-down of assets for the business cooperation relating to resources to be provided through the channel of Paipai.com, as the Paipai.com business was terminated by JD.com.

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

We measure certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis, intangible assets, goodwill and property, plant and equipment are marked to fair value when an impairment charge is recognized.

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

Share-based compensation

Our share-based awards mainly comprise share options and restricted share units, or RSUs. In accordance with ASC 718 “Compensation – Stock Compensation”, share-based awards granted to employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded vesting method, net of estimated forfeitures, over the requisite service period.

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

We determined the fair value of share options with the assistance of independent third-party valuation firms. The binomial option pricing model was applied in determining the fair value of share options. The fair value of RSUs granted subsequent to the initial public offering will be the price of publicly traded shares on the date of grant.

We also determined the fair value of share options granted by Yixin with the assistance of independent third-party valuation firms. In determining the fair value of ordinary shares granted by Yixin as share-based awards in 2017 before Yixin’s IPO, the discounted cash flow method with a discount for lack of marketability was applied, given that the shares underlying the awards were not publicly traded at the time of grant. Based on fair value of the underlying ordinary shares, the binomial option pricing model was applied in determining the fair value of share options on the date of grant. The following table lists the inputs to the model used on the date of grant and weighted-average fair value per option granted:

	July 3, 2017		October 1, 2017

Fair value per share	US$	0.53	US$	0.70
Exercise price	US$	0.0014	US$	0.0014
Risk-free interest rate		2.50%		2.46%
Dividend yield		0.00%		0.00%
Weighted-average fair value per option granted	US$	0.53	US$	0.70
Expected volatility		51%		56%
Expected terms		10 years		10 years

Income taxes

We account for income taxes using the asset and liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

We adopt ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. We did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31 2015, 2016 and 2017.

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

For direct financing leases where we are the lessor and for the sales and leaseback transactions where we are the buyer-lessor, the transaction is accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. The leased automobiles we purchased would be derecognized upon the inception of the lease and the net investment of the lease will be recorded as finance receivables. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interests are also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The lease income is recorded as the our revenue in the consolidated statements of comprehensive income. Initial direct costs of the capital leases are amortized over the lease term by adjusting against the related lease income. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. Our finance receivables are typically secured with automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

We review credit quality of its finance receivables based on customer payment activities, including past due information. The entire balance of a finance receivable is considered contractually past due if the minimum required repayment is not received by the contractual repayment day. If any delinquency arises, we will consider initiating collection process, which includes (a) making phone calls and sending collection notice to the customers; (b) outsourcing to collection specialists to conduct collection of the automobiles; (c) re-possessing the automobiles directly followed by bidding of the automobiles. As of December 31, 2016 and 2017, the carrying amount of the repossessed automobiles is minimal. We have not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with its customers.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, we stop accruing interest and reverse all accrued but unpaid interest when such finance receivable is past due for 180 days. For the years ended December 31, 2016 and 2017, such reversals were immaterial. The finance receivable in non-accrual status was RMB57.2 million and RMB245.7 million (US$37.8 million) as of December 31, 2016 and 2017, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. We determine it is probable that, certain finance receivables that are past due for 180 days after the above mentioned collection process has been administered, will become uncollectable, and writes off such finance receivables.

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

Provision for credit losses

We assess the quality of our finance receivables at each balance sheet date through past due ratio based on the nature of our business and industry practice. In accordance with U.S. GAAP, we currently apply an “incurred loss” model and assess the provision for the finance receivables that have become past due, based on estimates of the respective loss probability derived from our historical experience. Changes in the estimates could have a material impact on the balance of provision for credit losses of finance receivables. As we are still in the process of finishing the lifecycle of our lease contracts since the inception of our transaction services business, we will further accumulate experience and employ more information as they become available, to estimate the loss probabilities, which may in turn impact the level of our provision for credit losses.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Topic 326 introduces “expected credit loss” model, which is different from the "incurred loss" model we currently applied. It will incorporate both available forward looking information and historical pattern to estimate the lifetime expected credit losses for all finance receivables, including those that have not become past due. This guidance is effective for us for the year ending December 31, 2020, and it is permitted to early adopt for the year ending December 31, 2019. While we are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures, it is generally expected that the adoption will likely increase the level of provision for credit losses of our finance receivables reported under U.S. GAAP.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Revenue	4,254,195	5,772,948	8,751,259	1,345,044
Cost of revenue(1)	(1,450,744)	(2,077,979)	(3,234,680)	(497,161)
Gross profit	2,803,451	3,694,969	5,516,579	847,883
Selling and administrative expenses(2)	(3,013,997)	(3,417,811)	(6,059,046)	(931,258)
Product development expenses(3)	(312,100)	(457,367)	(565,702)	(86,947)
Other gains, net	60,508	70,981	31,576	4,853
Loss from operations	(462,138)	(109,228)	(1,076,593)	(165,469)
Interest income	24,980	41,651	93,025	14,298
Interest expense	(8,140)	(52,155)	(92,633)	(14,237)
Share of results of equity investees	(16,663)	(25,640)	(71,866)	(11,046)
Investment income/(loss)	141,195	(45,012)	(75,097)	(11,542)
Loss before tax(4)	(320,766)	(190,384)	(1,223,164)	(187,996)
Income tax expense(5)	(64,518)	(147,569)	(203,824)	(31,327)
Net loss	(385,284)	(337,953)	(1,426,988)	(219,323)

1)	Including amortization of intangible assets resulting from asset and business acquisitions of RMB19.5 million, RMB1.1 million and RMB3.7 million (US$0.6 million) in 2015, 2016 and 2017, respectively.

2)	Including share-based compensation expense of RMB120.0 million, RMB77.0 million and RMB1.17 billion (US$179.5 million) in 2015, 2016 and 2017, respectively, and amortization of intangible assets resulting from asset and business acquisitions and write-down of assets of RMB750.3 million, RMB623.1 million and RMB673.6 million (US$103.5 million) in 2015, 2016 and 2017, respectively. Also including professional expenses incurred for the issuance of preferred shares and the initial public offering of Yixin of RMB90.4 million (US$13.9 million) in 2017.

3)	Including share-based compensation expense of RMB18.2 million (US$2.8 million) in 2017.

4)	Including fair value adjustment of contingent considerations of RMB3.6 million, nil and RMB8.3 million (US$1.3 million) in 2015, 2016 and 2017, respectively, share of amortization of equity investments’ intangible assets not on their books of RMB0.3 million, RMB2.5 million and RMB0.7 million (US$0.1 million) in 2015, 2016 and 2017, respectively, investment income associated with non-cash investment matters of RMB141.2 million in 2015, investment loss associated with non-cash investment matters of RMB40.4 million and RMB110.0 million (US$16.9 million) in 2016 and 2017, respectively, amortization of the BCF discount on the convertible notes of RMB13.2 million and RMB57.2 million (US$8.8 million) in 2016 and 2017, respectively, and impairment on equity investees of RMB21.2 million (US$3.3 million) in 2017.

5)	Including tax impact related to professional expenses incurred for the initial public offering of Yixin of RMB5.7 million (US$0.9 million) in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue. Our total revenue increased by 51.6% from RMB5.77 billion in 2016 to RMB8.75 billion (US$1.35 billion) in 2017. This increase was primarily due to the growth of our transaction services business, advertising and subscription business and digital marketing solutions business.

Our advertising and subscription business. Revenue from our advertising and subscription business increased by 14.2% from RMB3.43 billion in 2016 to RMB3.92 billion (US$602.8 million) in 2017. The increase was primarily due to a 13.9% increase in paying subscribers for new cars from 23,700 in 2016 to 27,000 in 2017 and a 7.0% increase in average customers’ spending on our advertising services.

Our transaction services business. Revenue from our transaction services business increased by 149.6% from RMB1.55 billion in 2016 to RMB3.87 billion (US$595.2 million) in 2017. The increase was attributable to a 250.7% increase of leasing revenue from RMB863.7 million in 2016 to RMB3.03 billion (US$465.6 million) in 2017 and an increase of vehicle telematics devices sales revenue amounting to RMB362.2 million (US$55.7 million), offset by a decrease of automobile sales revenue amounting to RMB432.3 million (US$66.4 million).

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 21.4% from RMB788.3 million in 2016 to RMB956.9 million (US$147.1 million) in 2017. The increase was mainly due to increase of revenues from customer support services such as marketing activities and website design and maintenance for our customers.

Cost of Revenue. Our cost of revenue increased by 55.7% from RMB2.08 billion in 2016 to RMB3.23 billion (US$497.2 million) in 2017.

Our advertising and subscription business. Cost of revenue from our advertising and subscription business decreased by 5.0% from RMB890.5 million in 2016 to RMB845.8 million (US$130.0 million) in 2017.

Our transaction services business. Cost of revenue from our transaction services business increased by 123.0% from RMB883.4 million in 2016 to RMB1.97 billion (US$302.7 million) in 2017. This increase was mainly due to increased funding cost of RMB950.6 million (US$146.1 million), vehicle telematics devices cost of RMB126.9 million (US$19.5 million), as well as turnover taxes and related surcharges of RMB180.3 million (US$27.7 million), offset by decrease in the cost of automobiles sold of RMB368.2 million (US$56.6 million).

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 37.9% from RMB304.1 million in 2016 to RMB419.2 million (US$64.4 million) in 2017. This increase was mainly due to increase in direct costs of the customer support services such as marketing activities and website design and maintenance for our customers.

Gross Profit. Our gross profit increased by 49.3% from RMB3.69 billion in 2016 to RMB5.52 billion (US$847.9 million) in 2017.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 77.3% from RMB3.42 billion in 2016 to RMB6.06 billion (US$931.3 million) in 2017. This increase was primarily attributable to the increase in share-based compensation expense, sales and marketing expenses, salaries and benefits and allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables.

Share-based compensation expense. Share-based compensation expense was RMB1.17 billion (US$179.5 million) in 2017 compared to RMB77.0 million in 2016. The increase was mainly due to options granted by Yixin to its employees in the third quarter of 2017.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 41.4% from RMB972.1 million in 2016 to RMB1.37 billion (US$211.3 million) in 2017. This increase was mainly attributable to the increase in the number of our sales and marketing employees and a modest increase in the average employee salaries.

Sales and marketing expenses. Our sales and marketing expenses increased by 51.6% from RMB1.30 billion in 2016 to RMB1.97 billion (US$302.2 million) in 2017, which was in line with our overall growth.

Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables. Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables increased by 240.2% from RMB102.7 million in 2016 to RMB349.2 million (US$53.7 million) in 2017, which was in line with the increases of our account receivables and finance receivables.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the years ended December 31, 2016 and 2017 was RMB603.1 million and RMB629.9 million (US$96.8 million).

Product Development Expenses. Our product development expenses increased by 23.7% from RMB457.4 million in 2016 to RMB565.7 million (US$86.9 million) in 2017. This increase was primarily due to the increase in product development headcount and related expenses, and share-based compensation expense.

Income Tax Expense. Our income tax expense increased from RMB147.6 million in 2016 to RMB203.8 million (US$31.3 million) in 2017. This increase was primarily attributable to the increased net non-deductible expenses offset by impact of preferential tax treatment for certain subsidiaries.

Net Loss. As a result of foregoing, we recorded a net loss of RMB1.43 billion (US$219.3 million) in 2017.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue. Our total revenue increased by 35.7% from RMB4.25 billion in 2015 to RMB5.77 billion in 2016. This increase was primarily due to the growth of our transaction services business and digital marketing solutions business.

Our advertising and subscription business. Revenue from our advertising and subscription business increased by 10.5% from RMB3.11 billion in 2015 to RMB3.43 billion in 2016. The increase was primarily attributable to a 9.4% increase in customers’ spending on our advertising services.

Our transaction services business. Revenue from our transaction services business increased by 133.6% from RMB664.2 million in 2015 to RMB1.55 billion in 2016. The increase was primarily due to a significant increase of leasing revenue from RMB64.7 million in 2015 to RMB863.7 million in 2016 and an increase of automobile sales revenue amounting to RMB553.4 million, offset by a decrease of automobile e-commerce revenue amounting to RMB471.6 million.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 62.9% from RMB483.9 million in 2015 to RMB788.3 million in 2016. The increase was primarily attributable to an increase of 57.5% in gross billings which include the gross value of advertisements placed by our customers.  The growth of gross billings is mainly driven by (i) an increase in the number of customers including 40 automaker and auto-related customers, which contributed RMB941.1 million to the gross billings, and (ii) the increased spending of our recurring customers, which amounted to RMB177.7 million.

Cost of Revenue. Our cost of revenue increased by 43.2% from RMB1.45 billion in 2015 to RMB2.08 billion in 2016.

Our advertising and subscription business. Cost of revenue from our advertising and subscription business increased by 17.0% from RMB761.2 million in 2015 to RMB890.5 million in 2016. The increase was mainly due to a 34.9% increase in fees paid to partners’ websites to distribute automobile dealer customers’ pricing and promotional information from RMB236.0 million in 2015 to RMB318.4 million in 2016.

Our transaction services business. Cost of revenue from our transaction services business increased by 107.1% from RMB426.6 million in 2015 to RMB883.4 million in 2016. This increase was mainly due to increase in automobile cost of RMB471.7 million in relation to the purchase of automobiles that were later sold, funding cost of RMB186.6 million as a result of rapid business expansion as well as turnover taxes and related surcharges of RMB99.7 million, offset by a decrease in automobile e-commerce cost of RMB331.7 million.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 15.6% from RMB263.0 million in 2015 to RMB304.1 million in 2016. This increase was mainly due to increase in direct costs of the customer support services such as marketing activities and website design and maintenance for our customers.

Gross Profit. Our gross profit increased by 31.8% from RMB2.80 billion in 2015 to RMB3.69 billion in 2016.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 13.4% from RMB3.01 billion in 2015 to RMB3.42 billion in 2016. This increase was primarily attributable to the increase in headcount and related expenses.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 64.6% from RMB590.6 million in 2015 to RMB972.1 million in 2016. This increase was mainly attributable to the increase in the number of our sales and marketing employees and a modest increase in the average employee salaries.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the years ended December 31, 2015 and 2016 was RMB469.8 million and RMB603.1 million.

Product Development Expenses. Our product development expenses increased by 46.5% from RMB312.1 million in 2015 to RMB457.4 million in 2016. This increase was primarily due to an increase in product development headcount and related expenses.

Income Tax Expense. Our income tax expense increased from RMB64.5 million in 2015 to RMB147.6 million in 2016. This increase was primarily attributable to increased profit before tax for some of our subsidiaries incorporated in the PRC, and impact of preferential tax treatment for certain subsidiaries and to a lesser extent, the increased net non-deductible expenses, offset by the changes in valuation allowance.

Net Loss. As a result of foregoing, we recorded a net loss of RMB338.0 million in 2016.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements—Note 3—Recent accounting pronouncements.”

B.	Liquidity and Capital Resources

The following table presents a summary of our consolidated balance sheets data as of December 31, 2016 and 2017.

	As of December 31,
	2016	2017
	RMB	RMB	US$
	(In thousands)
Cash, cash equivalents, time deposits and restricted cash	7,649,565	11,039,359	1,696,718
Total current assets	16,474,959	28,117,369	4,321,560
Total assets	29,934,756	51,515,732	7,917,823
Total current liabilities	11,953,916	22,699,239	3,488,809
Total liabilities	16,173,045	31,278,061	4,807,350
Redeemable non-controlling interests	3,939,646	301,953	46,409
Total shareholders’ equity	9,822,065	19,935,718	3,064,064
Total liabilities, redeemable non-controlling interests and shareholders’ equity	29,934,756	51,515,732	7,917,823

Our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and their variable interest entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, including general reserve and registered capital, either in the form of dividends, loans or advances. Such restricted portion of retained earnings amounted to RMB89.8 million and RMB153.5 million (US$23.6 million) as of December 31, 2016 and 2017, respectively.

To date, our principal sources of liquidity have been cash collected from customers, the proceeds from the net proceeds from the private placement with investors including Tencent and JD in February 2015 and Tencent, JD and Baidu in June 2016, the net proceeds from the initial public offering of Yixin in 2017, asset-backed securitization debt and borrowings from some commercial banks in China. Additionally, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As of December 31, 2016 and 2017, we had RMB7.65 billion and RMB11.04 billion (US$1.70 billion) in cash, cash equivalents, time deposits and restricted cash, respectively. Although we consolidate the results of our PRC variable interest entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC variable interest entities and Their Shareholders.”

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

Our cash, cash equivalents, time deposits and restricted cash as of December 31, 2016 and 2017 are listed in the table below.

	As of December 31,
	2016	2017
	RMB	RMB
	(In millions)
Cash located outside of the PRC
- in US dollars	5,517.7	3,250.3
- in HK dollars	0.1	2,797.6
- in RMB	-	-
	5,517.8	6,047.9
Cash located in the PRC:
- held by variable interest entities and subsidiaries of variable interest entities:
- in RMB	1,170.3	1,303.5
- in US dollars	-	-
- held by subsidiaries:
- in RMB	947.6	3,646.7
- in US dollars	13.9	41.3
	2,131.8	4,991.5
Cash, cash equivalents, time deposits and restricted cash	7,649.6	11,039.4

Cash balances located in the PRC, which are held by our variable interest entities and PRC subsidiaries, can be transferred to our subsidiaries outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	601,883	527,396	928,226	142,666
Net cash used in investing activities	(4,175,746)	(16,966,591)	(13,103,691)	(2,014,001)
Net cash provided by financing activities	5,274,932	15,422,674	19,842,120	3,049,678
Effect of exchange rate changes on cash and cash equivalents	18,332	97,636	(133, 617)	(20,536)
Increase/ (Decrease) in cash and cash equivalents	1,719,401	(918,885)	7,533,038	1,157,807
Cash and cash equivalents at beginning of the year	1,221,473	2,940,874	2,021,989	310,774
Cash and cash equivalents at the end of the year	2,940,874	2,021,989	9,555,027	1,468,581

Operating Activities

Net cash provided by operating activities was RMB928.2 million (US$142.7 million) for the year ended December 31, 2017. This amount reflected net loss of RMB1.43 billion (US$219.3 million), and was (i) adjusted for certain non-cash expenses, principally share-based compensation of RMB1.19 billion (US$182.3 million), amortization of intangible assets of RMB688.6 million (US$105.8 million), allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables of RMB349.2 million (US$53.7 million), depreciation of property, plant and equipment of RMB185.3 million (US$28.5 million) and investment loss of RMB75.1 million (US$11.5 million), and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB1.03 billion (US$157.8 million) and an increase in accounts payable of RMB483.3 million (US$74.3 million) and (ii) offset by certain non-cash income and by changes in certain working capital accounts that negatively affected operating cash flow, primarily being an increase of RMB869.7 million (US$133.7 million) in accounts receivable, an increase of RMB375.8 million (US$57.8 million) in other non-current assets, an increase of RMB343.8 million (US$52.8 million) in prepayments and other receivables, and an increase of RMB220.3 million (US$33.9 million) in bills receivable. The increase in other payables and accruals was attributable to an increase in advances from customers. The increase in accounts receivable and bills receivable was primarily attributable to higher sales volume in 2017. The increase in other non-current assets was attributable to prepayments related to automotive financial services in 2017.

Net cash provided by operating activities was RMB527.4 million for the year ended December 31, 2016. This amount reflected the net loss of RMB338.0 million, and was (i) adjusted for certain non-cash expenses, principally amortization of intangible assets of RMB633.4 million, and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB393.3 million and an increase in accounts payable of RMB619.8 million and (ii) offset by certain non-cash income and by changes in certain working capital accounts that negatively affected operating cash flow, primarily being an increase of RMB426.8 million in accounts receivable, an increase of RMB258.7 million in prepayments and other receivables, an increase of RMB104.3 million in other current assets and an increase of RMB462.0 million in other non-current assets. The increase in other payables and accruals was attributable to an increase in advances from customers, and taxes and related surcharges. The increase in accounts receivable was primarily attributable to higher sales volume in 2016. The increase in other non-current assets was attributable to prepayments related to automotive financial services in 2016.

Net cash provided by operating activities was RMB601.9 million for the year ended December 31, 2015. This amount reflected the net loss of RMB385.3 million, and was (i) adjusted for certain non-cash expenses, principally amortization of intangible assets of RMB495.6 million, write-down of assets of RMB280.6 million and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB392.6 million and an increase in accounts payable of RMB433.6 million and (ii) offset by certain non-cash income and by changes in certain working capital accounts that negatively affected operating cash flow, primarily an increase of RMB384.2 million in accounts receivable and an increase of RMB154.2 million in prepayments and other receivables. The increase in other payables and accruals was attributable to an increase in advances from customers, and taxes and related surcharges. The increase in accounts receivable was primarily attributable to higher sales volume in 2015.

Investing Activities

Net cash used in investing activities was RMB13.10 billion (US$2.01 billion) for the year ended December 31, 2017. This amount was primarily attributable to RMB15.47 billion (US$2.38 billion) used in automotive financial services, RMB3.90 billion (US$600.0 million) used in placement of restricted cash, and RMB1.73 billion (US$265.7 million) used in purchases of property, plant and equipment. The amount was offset of RMB7.83 billion (US$1.20 billion) by proceeds from restricted cash and RMB242.3 million (US$37.2 million) by proceeds from disposal of property, plant and equipment.

Net cash used in investing activities was RMB16.97 billion for the year ended December 31, 2016. This amount was primarily attributable to RMB11.11 billion used in automotive financial services, RMB6.90 billion used in placement of restricted cash, RMB575.0 million used in purchases of property, plant and equipment and RMB280.2 million used in purchase of investment in equity investees. The amount was offset of RMB1.82 billion by proceeds from restricted cash and RMB100.0 million by proceeds from maturity of time deposits.

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

Financing Activities

Net cash provided by financing activities was RMB19.84 billion (US$3.05 billion) for the year ended December 31, 2017, mainly attributable to RMB8.66 billion (US$1.33 billion) from net proceeds from borrowings, RMB5.53 billion (US$849.8 million) from issuance of subsidiary’s ordinary shares, net of issuance costs, RMB4.35 billion (US$668.1 million) from net proceeds from asset-backed securitization debt, and RMB1.32 billion (US$202.5 million) from issuance of subsidiaries’ redeemable convertible preference shares, net of issuance costs.

Net cash provided by financing activities was RMB15.42 billion for the year ended December 31, 2016, mainly attributable to RMB6.96 billion from net proceeds from borrowings, RMB4.43 billion from net proceeds from asset-backed securitization debt, RMB2.04 billion from issuance of subsidiary’s redeemable convertible preference shares, net of issuance costs, RMB991.7 million from issuance of convertible debt and RMB978.0 million from issuance of ordinary shares, net of issuance costs.

Net cash provided by financing activities was RMB5.27 billion for the year ended December 31, 2015, mainly attributable to RMB361.1 million from proceeds from borrowings, RMB1.54 billion from issuance of subsidiary’s redeemable convertible preference shares, net of issuance costs and RMB3.37 billion from issuance of ordinary shares, net of issuance costs.

Capital Expenditures

Our capital expenditures amounted to RMB1.16 billion, RMB945.3 million and RMB1.93 billion (US$295.9 million) in 2015, 2016 and 2017, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets, acquisitions of subsidiaries and investment in equity investees. We expect our capital expenditures in 2018 to consist principally of similar types of items.

Holding Company Structure

Bitauto Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a results, although other means are available for us to obtain financing at the holding company level, Bitauto Holdings Limited’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Bitauto Holdings Limited. In addition, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our PRC subsidiaries, being foreign-invested enterprises established in China, are required to make appropriations to certain statutory reserve, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of our PRC subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiaries.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of our consolidated affiliated entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriations to the statutory public welfare fund and the discretionary surplus fund are at the discretion of our consolidated affiliated entities.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. As of December 31, 2017, our subsidiaries, variable interest entities and subsidiaries of variable interest entities registered in PRC had registered capital and reserve funds in an amount of approximately RMB20.11 billion (US$3.09 billion).

See Item 18 “Financial Statements.”

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “Bitauto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2018, we held 1,362 registered trademarks, 701 pending trademark applications, 11 patents and 213 computer software copyrights. We have registered 2,162 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.yiche.com.

We incurred research and development expenses of RMB312.1 million, RMB457.4 million and RMB565.7 million (US$86.9 million) in 2015, 2016 and 2017, respectively.

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2017 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

Other than the financial guarantees provided by Dalian Rongxin as part of the services it provides, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	293,759	119,484	154,579	17,873	1,823
Borrowings	17,234,324	11,716,185	5,518,139	—	—
Asset-backed securitization debt	9,217,497	6,514,105	2,703,392	—	—
Convertible debt	889,173	16,466	32,932	839,775	—
Capital commitment (Purchase of automobiles)	503,903	503,903	—	—	—
Total	28,138,656	18,870,143	8,409,042	857,648	1,823

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. During 2017, our operating lease obligations are RMB293.8 million.

G.	Safe Harbor

See “Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	43	Chairman of the Board of Directors
Xuan Zhang	42	Director and Chief Executive Officer
Sidney Xuande Huang	52	Director
Rob Huting	50	Director
Erhai Liu	49	Director
Yu Long	45	Director
Jun Hou	53	Director
Cynthia Kun He	42	Chief Financial Officer
Lei Zhu	32	Chief Technology Officer
Xiaoke Liu	37	Chief Operating Officer
Xiangzhi Kong	40	Chief Strategy Officer

Mr. Bin Li is our founder and has served as our chairman of the board of directors Since 2005. From 2005 to January 2018, Mr. Li also severed as our chief executive officer. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. In 2002, Mr. Li and Mr. Weihai Qu co-founded Beijing C&I Advertising Company Limited and has served as its chairman of the board of directors and chief executive officer since its inception. In addition, Mr. Li currently serves as the vice-chairman of CADA. In 2014, Mr. Li founded Nio, a global startup company that designs and develops electronic vehicles, and currently serves as chairman of the board of directors and chief executive director. Mr. Li received his bachelor’s degree in Sociology from Peking University where he minored in Law.

Mr. Xuan Zhang has served as our director since March 2017 and our chief executive officer since January 2018. He has also served as chief executive officer, executive director, and chairman of Yixin since November 2014. Mr. Zhang was our president from September 2016 to January 2018, chief operating officer from August 2015 to September 2016, our chief financial officer from 2009 to September 2016, and our vice president of finance from 2006 to 2009. Mr. Zhang has over 10 years of operational and managerial experiences with both multinational companies and local Chinese companies. His extensive involvement in Bitauto’s strategy and operations contributed significantly to the growth of our company and our company’s successful listing on NYSE in 2010. Prior to 2006, Mr. Zhang co-founded a consulting firm that provided professional marketing, finance and HR services to local Fortune 500 companies and multinationals in China. He also served as a manager at Ernst & Young LLP and PricewaterhouseCoopers LLP between 2000 and 2004. Mr. Zhang is a certified public accountant in the State of New York and he received both of his bachelor’s degrees in Finance and Accounting from New York University.

Mr. Sidney Xuande Huang has served as our director since 2010. He was previously our independent director until we entered strategic partnership with JD.com and Tencent in early 2015. Mr. Huang has been the chief financial officer of JD.com since September 2013. Prior to joining JD.com, he was the chief financial officer of VanceInfo Technologies Inc., an NYSE-listed IT services provider, and its successor company, Pactera Technology International Ltd., from 2006 to 2013. Mr. Huang also served as VanceInfo’s co-president from 2011 to 2012 and its chief operating officer from 2008 until 2010. Prior to joining VanceInfo Technologies, he served as the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Prior to 2004, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He was a Certified Public Accountant in the State of New York. Mr. Huang obtained his master’s degree of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor’s degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Mr. Rob Huting has served as our director since January 2018. Mr. Huting also serves on the boards of Mahindra First Choice Wheels Limited, Manheim Brasil, and Jingzhengu. Mr. Huting is currently Corporate Development, Vice President of Cox Automotive Inc., a parent company of responsible for international merger and acquisition transactions. In addition, Mr. Huting is responsible for managing and developing existing and potential new strategic partnerships in emerging markets including Brazil, India and China. Cox Automotive, the parent company of Cox Automotive International, is also the parent company of AutoTrader Group, or ATG Group, which is a major shareholder of us. Prior to Mr. Huting’s current role, he was General Manager for Autotrader Classics from December 2007 to May 2011. Mr. Huting’s previous positions include Managing Director Continental Europe for Manheim Retail Services, Director Sales and Marketing, and Director European Business Development for Manheim Europe. Mr. Huting holds a Masters of International Business Studies from the University of South Carolina.

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

Ms. Annabelle Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center and Managing Partner of Bertelsmann Asia Investments. Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the Board of Directors of both Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), China Distance Education (NYSE: DL) and iClick Interactive Asia Group Limited (NASDAQ: ICLK).

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

Ms. Cynthia Kun He has served as our chief financial officer since September 2016. Prior to joining us, Ms. He worked at Deutsche Bank China where she ran corporate communications for the past four years. Her previous roles have included head of investor relations for Baidu, the leading Chinese language internet search provider, advisor with international consultancy Brunswick Group and analyst with Standard & Poor’s Rating Services. She also served as Chief China Representative for Ignite! Learning, a leading US educational multimedia courseware provider. Ms. He holds an MBA from Columbia Business School and a BA from New York University’s Stern School of Business.

Mr. Lei Zhu has served as our chief technology officer since December 2016. Before joining us, Mr. Zhu served for two years as Vice President of Didi Chuxing where he was also General Manager of its Commercial Business Division, responsible for commercialization strategy and product development related to automobiles, advertising, big data analytics as well as strategic alliances. Before joining Didi Chuxing, Mr. Zhu worked at Baidu from 2007 to 2014, in charge of various business functions including vertical search technology, cloud computing, and big data analytics. Mr. Zhu holds an MBA from Tsinghua University and a bachelor’s degree in Science from Shanghai Jiao Tong University.

Mr. Xiaoke Liu has served as our chief operating officer since March 2018. Prior to this, he served as our senior vice president since February 2017. Before joining Bitauto, Mr. Liu served as general manager of the auto business division of Sina.com since 2014, responsible for the division management and operation. From 2012 to 2014, Mr. Liu was the general manager of the auto business division of Phoenix.com. Prior to this, Mr. Liu worked at Sohu.com from 2004 to 2012 and was the associate editor-in-chief of the automobile channel from 2008 to 2012. Mr. Liu holds a bachelor’s degree in Business Administration from the University of Luton in England.

Mr. Xiangzhi Kong has served as our chief strategy officer since March 2018. Prior to this, Mr. Kong served as Bitauto’s vice president from 2015, assistant vice president from 2013 to 2015, and our business development director from 2008 to 2012. Mr. Kong has been responsible for Bitauto’s strategic planning, investments and development of strategic partnerships. Prior to joining Bitauto, Mr. Kong had approximately 10 years of experience in management consulting, providing strategic planning and marketing consulting services to the Fortune 500 and leading technology companies. Mr. Kong received a bachelor’s degree in Economics from the University of International Business and Economics in 1999.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB17.4 million (US$2.7 million) in cash compensation to our executive officers and directors as a group, which includes bonuses, salaries and social welfare benefits, and paid an aggregate of approximately RMB254.9 thousand (US$39.2 thousand) in premiums for commercial medical insurance coverage. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2018, options to purchase 149,501.5 ordinary shares and 71,607 RSUs under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2018, the shares related to outstanding options and RSUs granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sidney Xuande Huang	*	10.20	December 28, 2010	December 28, 2020	vested
Other individuals as a group	65,951.5	10.20	December 28, 2010	December 28, 2020	vested
	49,800	0.40	December 31, 2006	December 31, 2026	vested
	71,607	—	March 16, 2016	March 16, 2026	4 years

*	Less than one percent of our outstanding shares.

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

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2018, options to purchase 264,204.5 ordinary shares and 56,832 RSUs under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2018, the shares related to outstanding options and RSUs granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	10.20	December 28, 2010	December 28, 2020	vested
Other individuals as a group	83,167	3.20	February 8, 2010	February 8, 2020	vested
	58,787.5	10.20	December 28, 2010	December 28, 2020	vested
	72,250	4.03	August 7, 2012	August 7, 2022	vested
	56,832	—	March 16, 2016	March 16, 2026	4 years

*	Less than one percent of our outstanding shares.

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

2012 Share Incentive Plan

On August 7, 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan, to motivate, attract and retain employees, directors and consultants. As of March 31, 2018, 928,185 RSUs under the 2012 Plan were outstanding.

The following table summarizes, as of March 31, 2018, the outstanding RSUs granted to certain of our directors and executive officers and to other individuals as a group.

Name	Number of RSUs	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	August 7, 2013	August 7, 2023	vested
	*	November 17, 2016	November 17, 2026	vested
Xuan Zhang	*	November 17, 2016	November 17, 2026	vested
Xiaoke Liu	*	March 16, 2017	March 16, 2027	4 years
Xiangzhi Kong	*	November 20, 2014	November 20, 2024	vested
	*	November 17, 2016	November 17, 2026	vested
Sidney Xuande Huang	*	October 1, 2013	October 1, 2023	vested
Yu Long	*	February 17, 2015	February 17, 2025	vested
	*	May 25, 2017	May 25, 2027	4 years
Jun Hou	*	March 5, 2015	March 5, 2025	4 years
Other individuals as a group	8,178	December 25, 2013	December 25, 2023	4 years
	8,400	October 21, 2014	October 21, 2024	vested
	187	November 12, 2014	November 12, 2024	vested
	10,396	November 20, 2014	November 20, 2024	4 years
	15,792	March 5, 2015	March 5, 2025	4 years
	22,106	April 21, 2015	April 21, 2025	vested
	4,488	August 20, 2015	August 20, 2025	vested
	92,736	March 16, 2016	March 16, 2026	4 years
	35,058	May 20, 2016	May 20, 2026	vested
	143,176	November 17, 2016	November 17, 2026	vested
	28,758	November 10, 2016	November 10, 2026	4 years
	22,564	March 16, 2017	March 16, 2027	4 years
	79,000	September 26, 2017	September 26, 2027	4 years

*	Less than one percent of our outstanding shares.

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

2016 Share Incentive Plan

On November 17, 2016 we adopted our 2016 Share Incentive Plan, or the 2016 Plan, which was amended and restated in March 2018, to motivate, attract and retain employees, directors and consultants. The amended and restated 2016 Share Incentive Plan increased the maximum number of ordinary shares to 6,200,000 shares in order to further attract and retain the best available personnel and provide additional incentive to employees, officers, directors and advisors of the Company. As of March 31, 2018, 3,764,701 RSUs under the 2016 Plan were outstanding.

The following table summarizes, as of March 31, 2018, the outstanding RSUs granted to certain of our directors and executive officers and to other individuals as a group.

Name	Number of RSUs	Date of Grant	Date of Expiration	Vesting Schedule
Xuan Zhang	*	January 5, 2017	January 5, 2027	vested
	2,100,000	March 15, 2018	March 15, 2028	5 years
Cynthia Kun He	*	January 5, 2017	January 5, 2027	4 years
Lei Zhu	*	January 5, 2017	January 5, 2027	4 years
Xiangzhi Kong	*	January 5, 2017	January 5, 2027	4 years
Erhai Liu	*	March 15, 2018	March 15, 2028	4 years
Other individuals as a group	1,073,374	January 5, 2017	January 5, 2027	4 years

*	Less than one percent of our outstanding shares.

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

We had 5,282, 7,620 and 8,558 employees as of December 31, 2015, 2016 and 2017, respectively. Of all the employees as of December 31, 2017, 3,316 were located in Beijing, and 5,242 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2017:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	5,608	66%
Editorial and creative	525	6%
Product development	1,577	18%
General and administrative	848	10%
Total	8,558	100%

The number of our employees includes 5,930 employees who are from the entities in which we acquired and holds controlling interests.

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

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

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

	Shares Beneficially Owned
	Number	%*
Directors and Executive Officers:
Bin Li(1)	7,755,863.5	10.8%
Xuan Zhang(2)	**	**
Sidney Xuande Huang(3)	**	**
Rob Huting(4)	—	—
Erhai Liu(5)	—	—
Yu Long(6)	**	**
Jun Hou(7)	**	**
Cynthia Kun He(8)	**	**
Lei Zhu(9)	**	**
Xiaoke Liu(10)	**	**
Xiangzhi Kong(11)	**	**
All Directors and Executive Officers as a group	8,184,702.5	11.4%
Principal Shareholders:
JD.com Global Investment Limited(12)	18,161,020	25.4%
ATG Global Management L.P.(13)	9,000,000	12.6%
Proudview Limited(14)	6,942,779.5	9.7%
Entities affiliated with PAG Holdings Limited(15)	5,323,205	7.5%
Entities affiliated with Tencent Holdings Limited(16)	5,482,683	7.7%
William von Mueffling(17)	4,673,512	6.5%

*	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding, which is 71,422,374.5 as of March 31, 2018 (excluding 1,317,591.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans), and the number of shares such person or group has the right to acquire upon exercise of options, RSUs or other rights within 60 days after March 31, 2018.

**	Less than 1% of our total outstanding shares.

1)	Includes (i) 6,942,779.5 ordinary shares includes 4,442,779.5 ordinary shares and 2,500,000 ADSs owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, and (iii) 313,084 vested restrict share units. Mr. Li owns 99.8% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 0.2% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

2)	The business address of Mr. Zhang is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

3)	The business address of Mr. Huang is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.

4)	The business address for Mr. Huting is c/o AutoTrader Group, Inc., 3003 Summit Boulevard Atlanta, Georgia 30319.

5)	The business address for Mr. Liu is 1501, Tower B, Greenland Center, No. 4 Wangjing Dong Yuan, Chaoyang District, Beijing, China, 100102.

6)	The business address of Ms. Long is Unit 1609, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Rd., Chaoyang Dist., Beijing 100027, P.R.China.

7)	The business address of Mr. Hou is 48-19, Bishuizhuangyuan, Huilongguan Town, Changping District, Beijing, China, 102206.

8)	The business address of Ms. He is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

9)	The business address of Mr. Zhu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

10)	The business address of Mr. Liu is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

11)	The business address of Mr. Kong is New Century Hotel Office Tower, 6/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

12)	Includes 18,161,020 ordinary shares held by JD.com Global Investment Limited, as reported on Schedule 13D/A filed by JD.com Global Investment Limited and other joint filers on June 21, 2016. JD.com Global Investment Limited is a British Virgin Islands company, which is a wholly owned subsidiary of JD.com Investment Limited, which is in turn a wholly owned subsidiary of JD.com, Inc., a Cayman Islands company with its shares listed on the Nasdaq Global Select Market. The business address of JD.com Global Investment Limited is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.

13)	Includes (i) 4,380,000 ordinary shares and (ii) 4,620,000 ordinary shares represented by ADSs owned by ATG Global Management L.P., or ATGGM, which an indirect, wholly-owned subsidiary of Autotrader Group, Inc., ATG, as reported on Schedule 13D/A filed by Autotrader Group, Inc., or ATG and another joint filer on January 12, 2017. ATG International Management, LLC, or ATGIM, a Delaware limited liability company, is the general partner of ATGGM. In addition, (i) ATG Investments, Inc., or ATGI, a Delaware corporation, as sole member of ATGIM, (ii) AutoTrader.com, Inc., or ATC, a Delaware corporation and sole stockholder of ATGI; and (iii) AutoTrader Group, Inc., a Delaware corporation, as the sole stockholder of ATC, may be deemed to have beneficial ownership over our shares held by ATGGM. Mr. Clement is the executive vice-president and chief financial officer for AutoTrader Group, Inc. The principal office and business address for ATGGM, ATGIM, ATGI, ATC and AutoTrader Group, Inc. is c/o AutoTrader Group, Inc., 3003 Summit Boulevard, Atlanta, Georgia 30319.

14)	See (1).

15)	Includes (i) 422,475 ordinary shares upon the conversion of the convertible notes held by PAG Asia Alpha LP, (ii) 633,713 ordinary shares upon the conversion of the convertible notes held by PAG-P Asia Fund L.P., (iii) 675,962 ordinary share upon conversion of the convertible notes held by PA Grand Opportunity Limited, and (iv) 3,591,052 ordinary shares upon the conversion of the convertible notes held by Pacific Alliance Asia Opportunity, as reported on Schedule 13G jointly filed by PAG Holdings Limited, Pacific Alliance Group Limited, or PAG Limited, Pacific Alliance Investment Management Limited, or Pacific Alliance Investment Management, Pacific Alliance Group Asset Management Limited, or Asset Management, and Pacific Alliance Asia Opportunity Fund L.P., or Pacific Alliance Asia Opportunity, on February 14, 2018. According to the Schedule 13G filing, PAG Asia Alpha LP is a Cayman Islands limited partnership, of which PAG Asia Alpha GP Limited is the general partner. PAG Asia Alpha GP Limited has the power to make all decisions with respect to PAG Asia Alpha LP. PAG Asia Alpha GP Limited is beneficially owned as to 100.0% by PAG Asia Alpha Limited, which is beneficially owned as to 100.0% by PAG Limited. PAG-P Asia Fund L.P. is a Cayman Islands limited partnership of which PAG-P Management Limited is the general partner. As such, PAG-P Management Limited has the power to make all decisions with respect to PAG-P Asia Fund L.P. PAG-P Management Limited is beneficially owned as to 100.0% by PAG AR Opportunistic Strategies Limited, which is beneficially owned as to 100.0% by PAG Limited. PA Grand Opportunity Limited is a Cayman Islands company which is beneficially owned as to 100.0% by Pacific Alliance Asia Opportunity. Pacific Alliance Asia Opportunity is a Cayman Islands limited partnership of which PAG Asset Management is the general partner. As such, PAG Asset Management has the power to make all decisions with respect to Pacific Alliance Asia Opportunity. PAG Asset Management is beneficially owned as to 100.0% by Pacific Alliance Investment Management. Pacific Alliance Investment Management is beneficially owned as to 90.0% by PAG Limited, which is beneficially owned as to 99.2% by PAG Holdings Limited. Each of PAG Limited and PAG Holdings Limited may thereby be deemed to beneficially own 5,325,205 ordinary shares. Each of Pacific Alliance Investment Management, PAG Asset Management and Pacific Alliance Asia Opportunity may thereby be deemed to beneficially own 4,267,014 ordinary shares. The address of the principal business office of PAG Holdings Limited, PAG Limited, Pacific Alliance Investment Management, PAG Asset Management and Pacific Alliance Asia Opportunity, is located at PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

16)	Includes (i) 2,046,106 ordinary shares held by Dongting Lake Investment Limited, or Dongting, (ii) 2,471,577 ordinary shares held by Morespark Limited, or Morespark, and (iii) 965,000 ordinary shares represented by ADSs owned by THL E Limited, or THL, as reported on Schedule 13D jointly filed by Dongting, Morespark, THL and Tencent Holdings Limited, or Tencent, on June 27, 2016. Each of Dongting, Morespark, THL is a wholly-owned subsidiary of Tencent. Dongting, Morespark, and THL used the working capital of Tencent to acquire their respective ordinary shares. According to the Schedule 13D filing, Tencent may be deemed to have beneficial ownership and sole power to vote or direct the vote of 5,482,683 ordinary shares. The principal address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The principal address of Dongting is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal address of Morespark is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The principal address of THL is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

17)	Includes 4,673,512 ordinary shares represented by ADSs held by Mr. von Mueffling, as reported on a Schedule 13G/A filed by Mr. von Mueffling, Cantillon Capital Management LLC, or CCM LLC, Cantillon Inc., and Cantillon Management L.P., or Cantillon Management on February 14, 2018. CCM LLC maintains investment and/or voting power with respect to certain funds and managed accounts advised by it or its indirect subsidiary. Cantillon Management is the managing member of CCM LLC. Cantillon Inc. is the general partner of Cantillon Management. Mr. von Mueffling is the sole shareholder of Cantillon Inc. and controls each of CCM LLC, Cantillon Inc. and Cantillon Management. According to the 13G, as amended, each of (i) CCM LLC, Cantillon Inc., Cantillon Management and Mr. von Mueffling may be deemed to beneficially own 4,376,612 ordinary shares and (ii) Mr. von Mueffling may be deemed to beneficially own 296,900 ordinary shares. Each of CCM LLC, Cantillon Inc., Cantillon Management and Mr. von Mueffling disclaims such beneficial ownership. The address of the principal business office of CCM LLC, Cantillon Inc., Cantillon Management and William von Mueffling is 40 West 57th Street, 27th Floor, New York, NY 10019.

As of March 31, 2018, to our knowledge, we had one record holder in the United States, which in the aggregate held 37,439,685 ordinary shares. This record holder in the United States was Citibank, N.A., the depositary of our ADS program and 37,439,685 outstanding ordinary shares include 1,317,588 ordinary shares reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), representing approximately 52.4% of our total outstanding shares. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Business Cooperation Agreement with JD.com

We entered into a business cooperation agreement with JD.com on January 9, 2015. Pursuant to the business cooperation agreement, JD.com has granted us an exclusive right to operate JD.com’s finished automobile business, which includes the sale of finished automobiles (including new and used cars) on JD Mall, Paipai, their respective mobile sites and JD.com’s mobile apps, as well as the provision of advertising services on JD.com’s finished car channels, in mainland China. JD.com has also agreed to provide supports in areas such as traffic support, big data capabilities and technology infrastructure. The term of the business cooperation is five years from April 9, 2015.

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

Yixin Share Subscription Agreement

We entered into a share subscription agreement with JD Financial Investment Limited, or JD Financial, a wholly-owned subsidiary of JD.com, Dongting and certain other parties on January 9, 2015. The transactions contemplated under the Yixin share subscription agreement were completed on February 16, 2015. We contributed (i) our online financial service platform which links financiers, insurers, automobile dealers and users to provide automobile related financial services to Yixin Group Limited, or Yixin, formerly known as Yixin Capital Limited, in exchange for 13,499,906 ordinary shares of Yixin representing 27.0% of the issued and outstanding equity securities of Yixin on a fully diluted basis, which were issued to our wholly owned subsidiary, Bitauto Hong Kong Limited, and (ii) 100% of the equity interest in Shanghai Yixin Financing Lease Company Limited, our wholly foreign-owned subsidiary, which has been approved to engage in the automobile financial leasing business, and US$100 million in cash to Yixin, in exchange for 11,534,156 series A preferred shares of Yixin. JD Financial purchased 8,872,428 series A preferred shares for a total purchase price of US$100 million. In addition, Dongting purchased 13,308,642 series A preferred shares for a total purchase price of US$150 million.

We entered into a share subscription agreement in respect of the subscription of series B preferred shares of Yixin with JD Financial, Morespark, Baidu Hong Kong Limited, or Baidu Hong Kong, a wholly-owned subsidiary of Baidu, and certain other parties on August 1, 2016. Pursuant to the share subscription agreement, Bitauto Hong Kong Limited invested US$241 million in exchange for 72,544,580 series B preferred shares, Morespark invested US$127 million in exchange for 38,229,050 series B preferred shares, JD Financial invested US$30 million in exchange for 9,030,480 series B preferred shares and Baidu Hong Kong invested US$90 million in exchange for 27,091,450 series B preferred shares.

We entered into a series of agreements in May 2017 in respect of the subscription of series C preferred shares of Yixin. Tencent Mobility Limited, or Tencent Mobility, a subsidiary of Tencent, and certain other new investors also entered into share subscription agreements. We contributed our used automobile business into Yixin pursuant to certain contribution agreement between Yixin and us. We also agreed to provide traffic support to Yixin and made non-compete undertakings in relation to Yixin’s business pursuant to certain business cooperation agreement between Yixin and us. In consideration of our contribution and business cooperation, we were issued 75,234,010 series C preferred shares of Yixin, representing approximately 9.3% of the post-closing issued and outstanding equity securities of Yixin on a fully diluted basis. Pursuant to the share subscription agreement between Yixin, Tencent Mobility, us, as amended, Tencent Mobility invested US$75 million in exchange for 16,121,570 series C preferred shares.

Yixin Shareholders’ Agreement

We entered into an amended and restated shareholders agreement of Yixin in May 2017. Pursuant to the amended and restated shareholders agreement, the board of Yixin consists of up to eight members. Each of Tencent, JD.com and Baidu, through their investing entities, has the right to appoint two, one and one director to the board, respectively, and Bitauto Hong Kong Limited has the right to appoint the other four directors to the board. The preferred shareholders of Yixin, subject to certain conditions, have a preemptive right with respect to any issuance of new shares by Yixin. Furthermore, the shareholders of Yixin have a right of first refusal and a tag-along right with respect to any transfer of shares of Yixin by any shareholder. In addition, holders of a majority of the outstanding ordinary shares of Yixin and holders of at least 70% of the outstanding preferred shares of Yixin have a drag-along right in the case of a trade sale. The shareholders of Yixin also enjoy demand registration rights, piggyback registration rights and Form F-3 registration rights with respect to the registrable securities they hold in Yixin Capital, subject to certain limitations. This agreement has been terminated upon the listing of Yixin on the Hong Kong Stock Exchange on November 16, 2017.

Voting Proxy Agreement

We entered into a voting proxy agreement with Tencent and JD.com on October 31, 2017. Pursuant to the voting proxy agreement, Tencent and JD.com granted us a voting proxy over an aggregate of 10% of Yixin’s shares held by Tencent and JD.com, and we shall have the right to vote these shares on all matters in our sole discretion. However, we agree to vote in favor of (i) the appointment of two nominees of Tencent to the board of directors of Yixin for so long as Tencent continues to directly or indirectly hold an equity interest of at least 20% of Yixin, and one nominee of Tencent for so long as Tencent continues to directly or indirectly hold an equity interest of at least 10% of Yixin; and (ii) the appointment of one nominee from JD.com for so long as JD.com continues to directly or indirectly hold an effective interest of at least 10% of Yixin’s shares. Without our prior written consent, Tencent and JD.com should not transfer the shares subject to the voting proxy agreement during the term of the voting proxy agreement. The voting proxy agreement will terminate on the earliest of: (i) the second anniversary commencing from November 16, 2017, (ii) we acquire over 50% of Yixin’s equity interests, and (iii) our shareholding in Yixin together with shares of Yixin held by Tencent and JD.com that are subject to voting proxy agreement falls below 50%.

Pursuant to the voting proxy agreement, we have a right of first refusal for Yixin’s shares held by Tencent and JD.com that were not subject to the voting proxy, if Tencent and JD.com propose to sell those shares during the term of the voting proxy agreement.

Transactions with Related Parties

Purchase from JD.com. JD.com is an ordinary shareholder of us that has significant influence over us. We made purchase from subsidiaries of JD.com in a total amount of RMB35.1 million, RMB22.1 million and RMB40.4 million (US$6.2 million) for marketing and promotion services in 2015, 2016 and 2017, respectively.

Purchase of services from Eclicks. Shanghai Eclicks Network Co. Ltd., or Eclicks, is an investee of us. In 2015, 2016 and 2017, we purchased advertising services from Eclicks in a total amount of RMB69.6 million, RMB85.8 million and RMB98.5 million (US$15.1 million), respectively.

Purchase of services from Xinchuang. Beijing Xinchuang Interactive Advertising Company Limited, or Xinchuang is an investee of us in 2015 and 2016. In 2015 and 2016, we purchased advertising services from Xinchuang in a total amount of RMB10.0 million and RMB16.0 million, respectively. In January 2017, we acquired additional equity interest of Xinchuang to obtain control of it and Xinchuang became a subsidiary of us as of December 31, 2017.

Purchase of services from Jingzhengu. Beijing Jingzhengu Information Technology Co., Limited, or Jingzhengu is an investee of the us. In 2016 and 2017, we purchased used car valuation services from Jingzhengu in a total amount of RMB3.4 million and RMB14.4 million (US$2.2 million), respectively.

Purchase of services from Chetuan. Chetuan E-Commerce Limited, or Chetuan, is an investee of us. In 2016, we purchased automobile transaction services from a subsidiary of Chetuan in a total amount of RMB86.6 million.

Services provided to Chetuan. In 2015, 2016 and 2017, we provided automobile transaction services to a subsidiary of Chetuan for a total amount of RMB168.3 million, RMB79.6 million and RMB9.8 million (US$1.5 million), respectively.

Services provided to TTP. TTP CAR INC., or TTP, is an investee of us. In 2015, 2016 and 2017, we provided advertising services to TTP for a total amount of RMB10.0 million, RMB32.1 million and RMB15.3 million (US$2.3 million), respectively.

Services provided to Xinchuang. In 2015 and 2016, we provided advertising services to Xinchuang for a total amount of RMB86.3 million and RMB79.9 million.

Services provided to Anxinbao. Beijing Anxinbao Insurance Brokerage Co., Limited, or Anxinbao is an investee of us. In 2017, we provided other transaction services to Anxinbao for a total amount of RMB14.2 million (US$2.2 million).

Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders

The following is a summary of the currently effective contractual arrangements with our significant variable interest entities:

Agreements that Provide Us with Effective Control over Our PRC Variable Interest Entities

Loan Agreements

As part of the contractual arrangements for BBIT, each shareholder of BBIT entered into a loan agreement with BBII, pursuant to which BBII agreed to provide interest-free loans to each of the shareholders of BBIT. The purpose of the loans is to provide capital and/or registered capital to our PRC variable interest entities in order to develop their businesses.

Each loan agreement contains a number of covenants to restrict the actions that a variable interest entity shareholder that entered into the loan agreements may take or cause the variable interest entity to take. For example, a variable interest entity shareholder that entered into the loan agreement (i) shall not transfer, sell, mortgage, dispose of, or encumber his/her equity interest in a variable interest entity except in accordance with the share pledge agreement discussed below, (ii) without prior written consent of the relevant PRC subsidiaries, shall not take actions or omissions that may have a material impact on the assets, business and liabilities of a variable interest entity, (iii) shall cause the shareholders’ meeting and/or the board of directors of a variable interest entity not to approve the merger or consolidation of such variable interest entity with any person, or any acquisition or investment in any person, without prior written consent of the relevant PRC subsidiaries, and (iv) shall appoint any director candidates nominated by the relevant PRC subsidiaries.

Irrevocable Power of Attorney

Each shareholder of BBII or Beijing Yixin executed an irrevocable power of attorney, appointing the relevant PRC subsidiary or a person designated by such PRC subsidiary as his or her attorney-in-fact to attend shareholders’ meetings of BBII or Beijing Yixin, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of the shareholder’s equity interest in the variable interest entity, and designate or appoint legal representatives, directors and officers of the relevant variable interest entity. Each power of attorney remains valid and irrevocable from the date of execution so long as the person remains to be the shareholder of the respective variable interest entity.

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

On August 20, 2017, Beijing KKC entered into equity interest pledge agreements with Beijing Yixin and each of Beijing Yixin’s shareholders. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Yixin agrees to pledge their respective equity interests in Beijing Yixin to secure Beijing Yixin and its shareholders’ performance of all of their obligations under the power of attorney executed by such shareholder of Beijing Yixin, the exclusive option agreement between Beijing KKC, Beijing Yixin and its shareholders and the exclusive business cooperation agreement between Beijing KKC and Beijing Yixin as described below.

Each pledge of shares or equity interests is effective on the date when it is registered with the local administration for industry and commerce and remains effective until all payments due under the relevant exclusive business cooperation agreement or all the obligations under the relevant contractual agreements, as the case may be, have been fulfilled by the respective variable interest entity. During the term of a pledge, the relevant PRC subsidiaries, the pledgees, may dispose of the pledge if the variable interest entity defaults under the exclusive business cooperation agreement. Each of the relevant PRC subsidiaries also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC variable interest entities agreed not to transfer or create any new encumbrance adverse to the relevant PRC subsidiaries on the shareholder’s equity interest in such variable interest entities without prior written consent of the relevant PRC subsidiaries. We have registered the pledges of the shares or equity interests in in BBIT and Beijing Yixin with the local administration for industry and commerce.

Agreements that Transfer Economic Benefits from Our PRC Variable Interest Entities to Us

Exclusive Business Cooperation Agreement

On March 9, 2006, BBII entered into an exclusive business cooperation agreement with BBIT, pursuant to which BBII agreed to provide BBIT, on an exclusive basis, with technical, consulting and other services in relation to BBIT’s e-commerce and internet content business. BBII’s services include, among other things, technical services, network support, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, product search and development and system maintenance. In return, BBIT agreed to pay BBII service fees. BBII follows the commonly used methodology, which is to charge service fees based on each variable interest entity’s revenues reduced by its turnover taxes, such as business taxes, value-added taxes and other surcharges, cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws. During the term of this agreement, BBIT agreed not to accept any consultation and/or services provided by any third party without BBII’s prior written consent. The term of this agreement is 10 years and may be extended upon BBII’s prior written consent. BBII determines the extended term and BBIT agrees to unconditionally accept such extended term.

On August 20, 2017, Beijing KKC entered into an exclusive business cooperation agreement with Beijing Yixin, pursuant to which Beijing KKC agreed to provide Beijing Yixin on an exclusive basis with technical, consulting and other services in relation to Beijing Yixin’s automobile related financing business. In return, Beijing Yixin agreed to pay Beijing KKC service fees, which shall consist of an amount to be determined by Beijing KKC and Beijing Yixin in writing on the basis of considering several metrics including (i) the complexity and difficulty of the services; (ii) the title and the time spent by employees of Beijing KKC on providing the services; (iii) the contents and value of the services; (iv) the market price of similar type of services; (v) the operation conditions of the Consolidated Affiliated Entity; and (vi) the necessary costs, expenses, taxes and statutory reserves or retaining funds. The agreement remains effective unless Beijing KKC terminates in writing or either Beijing KKC or Beijing Yixin fails to obtain the government’s approval on the renewal of the business license. Each of Beijing KKC and Beijing Yixin must renew its operation term prior to the expiration thereof so as to enable the agreement to remain effective.

Exclusive Option Agreements

On March 31, 2009, BBII entered into exclusive option agreements with BBIT and each of BBIT’s shareholders. Pursuant to these agreements, each of BBIT’s shareholders irrevocably granted BBII an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in BBIT then held by such shareholder of BBIT. BBII or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. Unless an appraisal is required by any applicable PRC laws, the purchase price shall equal the actual capital contribution paid in the registered capital of BBIT by BBIT’s shareholders. As agreed in the loan agreements between BBII and BBIT’s shareholders, upon BBII’s exercise of its option to purchase the equity interests in BBIT, BBII may elect to pay for the purchase by canceling the outstanding amount of loans owed by BBIT’s shareholders to BBII. The terms of these agreements are 10 years. The agreements may be renewed for an additional 10 years at BBII’s discretion. These agreements amended and replaced the exclusive option agreements among BBII, BBIT and BBIT’s shareholders dated March 9, 2006.

On August 20, 2017, Beijing KKC entered into exclusive option agreements with Beijing Yixin and each of Beijing Yixin’s shareholders. Pursuant to these agreements, each of Beijing Yixin’s shareholders irrevocably granted Beijing KKC an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in Beijing Yixin then held by such shareholder of Beijing Yixin. Beijing Yixin or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. The purchase price for the equity interests of each shareholder equals to the capital contribution paid in the registered capital of Beijing Yixin by Beijing Yixin’s such shareholder. If the appraisal is required by the PRC law, the purchase price may be adjusted based on the appraisal. Each shareholder undertakes to donate the applicable purchase price (exclusive of the relevant taxes) to Beijing KKC or any person designated by Beijing KKC. The agreement remains effective until all the equity interests held by the shareholder of Beijing Yixin have been transferred or assigned to Beijing KKC or any other persons designated by Beijing KKC.

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

However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulations to restrict or prohibit foreign investment in internet and online internet and advertising businesses through contractual arrangements in the future, or will not determine that our corporate structure and contractual arrangements violate the PRC laws, rules or regulations. See “—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protection available to you and us.”

For further disclosure on related party transactions, see “Item 18 Financial Statements—Notes to the financial statements—Note 24.”

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

Our operating subsidiaries had retained earnings amounting to RMB2.26 billion (US$348.1 million) as of December 31, 2017 pursuant to PRC Accounting Standards. Therefore, our operating subsidiaries appropriated reserves amounting to RMB153.5 million (US$23.6 million) as of December 31, 2017. The accounting policies applied by our operating subsidiaries in preparing their financial statements under PRC accounting standards are materially consistent with our accounting policies under U.S. GAAP. There is no material difference between the retained earnings of our operating subsidiaries determined under PRC accounting standards and the retained earnings of our operating subsidiaries consolidated by us under U.S. GAAP. For a description of how earnings are transferred from our PRC subsidiaries, and our variable interest entities to us, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders.”

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

	Trading Price
	High	Low
	US$	US$
2015	95.00	22.00
2016	33.16	16.09
First Quarter of 2016	28.38	16.09
Second Quarter of 2016	28.60	17.50
Third Quarter of 2016	33.16	24.66
Fourth Quarter of 2016	31.75	16.56
2017
First Quarter of 2017	26.80	18.04
Second Quarter of 2017	34.18	23.22
Third Quarter of 2017	47.82	27.51
Fourth Quarter of 2017	54.42	27.33
Monthly Highs and Lows
October 2017	54.42	43.88
November 2017	53.37	29.68
December 2017	32.96	27.33
2018
Monthly Highs and Lows
January 2018	39.54	31.05
February 2018	34.56	25.41
March 2018	32.20	19.66
April 2018 (through April 26, 2018)	22.49	18.47

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands, or at such other place as our board of directors may from time to time decide. The objects for which our company is established are unrestricted and we have and are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by Section 27(2) of the Companies Law.

Board of Directors

A director is not required to hold any shares in our company by way of qualification. A director may generally vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of his interest is disclosed prior to voting. Our board may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also “Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors” and “—Terms of Directors and Officers.”

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as amending our amended and restated memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares pari passu amongst the holders of ordinary shares in proportion to the capital paid up on the shares held. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the holders of ordinary shares in proportion to the capital paid up or ought to have been paid up on the shares held.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we have in our amended and restated memorandum and articles of association provided our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Item 10 Additional Information—H. Documents on Display.”

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

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

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, controlling equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and their variable interest entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may apply to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement between Hong Kong and Mainland China and other applicable PRC laws. As our Hong Kong subsidiaries own controlling interests of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be a PRC tax resident enterprises as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under the Circular 9 issued by the SAT in February 2018 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.”

On February 3, 2015, the State Administration of Taxation issued Public Notice 7, which partially replaced and supplemented previous rules under Circular 698. On October 17, 2017, the SAT issued SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this “indirect transfer.” Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors may be at risk of being required to file a return and being taxed under Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with Public Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under these circulars.

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

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those summarized below (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders who will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, or holders who have a functional currency other than the United States dollar). In addition, this summary does not discuss any United States federal estate, gift, Medicare, alternative minimum tax or other non-income tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

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

Assuming we are the owner of our PRC variable interest entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ending December 31, 2017. In addition, we will very likely be classified as a PFIC for our current taxable year ending December 31, 2018, and for future taxable years.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. As discussed above, we believe that we were a PFIC for the taxable year ending December 31, 2017, and will very likely be classified as a PFIC for our current taxable year ending December 31, 2018, and for future taxable years. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules”.

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

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ending December 31, 2017, and will very likely be classified as a PFIC for our current taxable year ending December 31, 2018, and for future taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (with respect to our ADSs, as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including under certain circumstances a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

See “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our presentation currency is Renminbi. The functional currencies of our holding company Bitauto Holdings Limited and our subsidiaries outside of China are U.S. dollar and Hong Kong dollar, while the functional currency of our PRC subsidiaries and variable interest entities is Renminbi. We earn all of our revenues and incur most of our expenses in Renminbi, and substantially all of our services contracts are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and the Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and Hong Kong dollar may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was approximately 4.4% and 7.2% in 2015 and 2016, respectively. The appreciation of the Renminbi against the U.S. dollar was approximately 6.3% in 2017. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Because the Hong Kong dollar is pegged with the U.S. dollar, the fluctuation experienced in converting between Renminbi and U.S. dollar is similar to that in Hong Kong dollars.

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

As of December 31, 2017, we had RMB-denominated cash, cash equivalents and restricted cash of RMB4.95 billion, HKD-denominated cash and cash equivalents of HKD3.35 billion, and U.S. dollar-denominated cash, cash equivalents and restricted cash of US$503.7 million. Assuming we had converted RMB4.95 billion into U.S. dollars at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our U.S. dollar cash balance would have been US$1.26 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1.20 billion instead. Assuming we had converted US$503.7 million into RMB at the exchange rate of RMB6.5063 for US$1.00 as of December 29, 2017, our RMB cash balance would have been RMB8.23 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB8.56 billion instead.

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

For the years ended December 31, 2015, 2016 and 2017, interest income from cash deposits was approximately RMB25.0 million, RMB41.7 million and RMB93.0 million (US$14.3 million). The weighted average interest rate on our cash deposits is 1.07%, 0.76% and 1.00% for the years ended December 31, 2015, 2016 and 2017. The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB55.2 million (US$8.5 million), respectively, based on the cash, cash equivalents, time deposit and restricted cash balance at December 31, 2017.

Our interest-bearing financial liabilities comprised primarily of borrowings at fixed rates or variable rates. Borrowings at fixed rates do not expose us to interest rate risk. For borrowings at variable rates, interest charge incurred for the years ended December 31, 2015, 2016 and 2017 was nil, RMB24.3 million and RMB219.3 million (US$33.7 million). With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest charge by RMB26.8 million (US$4.1 million), respectively, based on the balance of borrowings at variable rates as of December 31, 2017.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. Since the completion of our initial public offering in November 2010, we have received approximately US$2.5 million, net of applicable withholding taxes in the U.S., from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We received net proceeds of approximately US$96.4 million from our initial public offering after deducting expenses. We received net proceeds of approximately US$35.9 million from our follow-on offering after deducting expenses. For the period from the completion of our initial public offering to December 31, 2017, we used the net proceeds received from our public offerings as follows:

•	approximately US$10.0 million to repurchase ADSs from the open market; and

•	the remainder for general corporate purposes, including strategic investment, establishment of new entities, acquisitions of assets and capital increase for business development.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2017, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our management has excluded Beijing Xinchuang Interactive Advertising Company Limited, or Xinchuang, from its assessment of internal control over financial reporting as of December 31, 2017. The total assets and total revenue of Xinchuang excluded from management’s assessment represent 0.1% and 0.3% of the related consolidated financial statement amounts as of and for the year ended December 31, 2017, respectively.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jun Hou, an independent director (under the standards set forth in Section 303A of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act) is our audit committee financial expert.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years ended December 31, 2016 and 2017. We did not pay any other fees to our independent registered public accounting firms during the periods indicated below.

	For the Year Ended December 31,
	2016	2017
	(In US$ thousands)
Audit fees(1)	2,160	1,383
Audit-related fees(2)	170	3,676
Tax fees(3)	72	420
Other service fees(4)	-	347

1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting).

2)

“Audit-related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firms for assurance and related services, which mainly included the audit and related service fees for our subsidiaries for the year ended December 31, 2017.

3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firms for tax compliance, tax advice, and tax planning.

4)	“Other service fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firms for buy-side due diligence service.

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

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001- 34947))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.4	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.5	Amendment to the Shareholders’ Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333- 170238))

2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))

4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))

Exhibit Number	Description of Document
4.3	2012 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.4	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))

4.7	Exclusive Business Cooperation Agreement between BBII and BBIT (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.8	Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.9	Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.10	Loan Agreement between BBII and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.11	Exclusive Business Cooperation Agreement between BBII and BEAM (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.12	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.13	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.14	Loan Agreement between BBII and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.15	Power of Attorney by the shareholders of each PRC variable interest entity (except Beijing Xinbao Information Technology Company Limited and Beijing Yixin Information Technology Company Limited) (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))

4.16	Exclusive Business Cooperation Agreement between BBII and Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.17	Loan Agreement between BBII and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.18	Exclusive Option Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.19	Equity Interest Pledge Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

Exhibit Number	Description of Document

4.20	Power of Attorney by the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.21	Exclusive Business Cooperation Agreement between Beijing KKC and Beijing Yixin dated August 10, 2017 (incorporated herein by reference to Exhibit 4.20 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.22	Exclusive Option Agreements among Beijing KKC, Beijing Yixin and each shareholder of Beijing Yixin dated August 10, 2017 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.23	Equity Interest Pledge Agreements among Beijing KKC, Beijing Yixin and each shareholder of Beijing Yixin dated August 10, 2017 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.24	Power of Attorney by each shareholder of Beijing Yixin dated August 10, 2017 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

4.25	Subscription Agreement by and among the Registrant, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.26	English translation of Business Cooperation Agreement between the Registrant and JD.com, Inc., dated January 9, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.27	Share Subscription Agreement by and among the Registrant, Yixin Capital Limited, Dongting Lake Investment Limited, JD Financial Investment Limited and Hammer Capital Management Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))

4.28	Share Subscription Agreement by and among the Registrant, JD.com Global Investment Limited, Morespark Limited, and Baidu Holdings Limited dated June 6, 2016 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.29	Amended and Restated Investor Rights Agreement by and among the Registrant, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.30	Share Subscription Agreement by and among the Registrant, Yixin Capital Limited, JD Financial Investment Limited, Morespark Limited, Baidu Hong Kong Limited and other investors and parties listed therein dated August 1, 2016 (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.31	Convertible Note Purchase Agreement by and among the Registrant, PA Grand Opportunity Limited and other purchasers named therein dated June 6, 2016, as amended (incorporated herein by reference to Exhibit 4.31 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.32	Registration Rights Agreement by and among the Registrant, PA Grand Opportunity Limited and other investors named therein dated August 2, 2016 (incorporated herein by reference to Exhibit 4.32 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.33	Shareholders’ Agreement by and among Bitauto Hong Kong Limited, Yixin Capital Limited, Dongting Lake Investment Limited, Morespark Limited, JD Financial Investment Limited and other investors and parties listed therein dated August 19, 2016 (incorporated herein by reference to Exhibit 4.33 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

Exhibit Number	Description of Document

4.34	Exclusive Option Agreements among Beijing Kankanche Science & Technology Co., Limited (Beijing KKC), Beijing Kankanche Information Technology Co., Limited (Beijing KKC Information) and each shareholder of Beijing KKC Information, dated August 5, 2014 (incorporated herein by reference to Exhibit 4.34 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.35	Equity Interest Pledge Agreements among Beijing KKC, Beijing KKC Information and each shareholder of Beijing KKC Information, dated August 5, 2014 (incorporated herein by reference to Exhibit 4.35 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.36	Loan Agreements between Beijing KKC and each shareholder of Beijing KKC Information, dated August 5, 2014 (incorporated herein by reference to Exhibit 4.36 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.37	Power of Attorneys by each shareholder of Beijing KKC, dated August 5, 2014 (incorporated herein by reference to Exhibit 4.37 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.38	Exclusive Business Cooperation Agreement between Beijing KKC and Beijing KKC Information dated August 5, 2014 (incorporated herein by reference to Exhibit 4.38 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.39*	Series C Preference Shares Subscription Agreement by and among the Registrant, Yixin Capital Limited and Tencent Mobility Limited dated May 11, 2017

4.40*	Amendment to Series C Preference Shares Subscription Agreement by and among the Registrant, Yixin Capital Limited and Tencent Mobility Limited dated May 25, 2017

4.41*	Second Amended and Restated Shareholders Agreement by and among the Registrant, Yixin Capital Limited, Tencent Mobility Limited and other parties listed therein dated May 26, 2017

4.42*	Contribution Agreement between the Registrant and Yixin Capital Limited dated May 11, 2017.

4.43*	Voting Agreement by and among the Registrant, Tencent Holdings Limited and JD.com, Inc. dated October 31, 2017.

4.44*	Termination Agreement by and among BBII, CIG, BBIT, Bin Li and Weihai Qu dated June 26, 2017.

4.45*	Investment Agreement by and among Gain Loyal Limited, BBII, CIG and its shareholders dated November 1, 2017.

8.1*	List of Significant Subsidiaries and Variable Interest Entities

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
15.1*	Consent of Han Kun Law Offices

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

By:	/s/ Xuan Zhang
	Name:	Xuan Zhang
	Title:	Chief Executive Officer

Date: April 27, 2018

BITAUTO HOLDINGS LIMITED

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2016 and 2017

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitauto Holdings Limited:

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bitauto Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Beijing Xinchuang Interactive Advertising Company Limited (“Xinchuang”) from its assessment of internal control over financial reporting as of December 31, 2017 because it was acquired by the Company in a purchase business combination during 2017. We have also excluded Xinchuang from our audit of internal control over financial reporting. Xinchuang is a subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 0.1% and 0.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 27, 2018

We have served as the Company’s auditor since 2015.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2016	2017
	Notes	RMB	RMB

Assets

Current assets
Cash and cash equivalents		2,021,989	9,555,027
Time deposits		2,000	-
Restricted cash		5,475,576	811,596
Accounts receivable, net	6	2,068,615	2,854,410
Bills receivable		110,236	330,544
Prepayments and other receivables	7	611,675	1,103,683
Due from related parties	25	409,091	205,031
Finance receivables - current portion, net	13	5,758,275	13,253,898
Other current assets		17,502	3,180
Total current assets		16,474,959	28,117,369

Non-current assets
Restricted cash		150,000	672,736
Investment in equity investees	9	1,447,472	1,184,196
Property, plant and equipment, net	10	194,560	1,296,196
Intangible assets, net	11	2,342,840	1,726,321
Deferred tax assets	22	17,387	52,508
Goodwill	12	444,933	543,655
Finance receivables - non-current portion, net	13	7,924,760	16,537,707
Other non-current assets	14	937,845	1,385,044
Total non-current assets		13,459,797	23,398,363

Total assets		29,934,756	51,515,732

Liabilities

Current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the primary beneficiaries of RMB4,307,570 and RMB3,655,453 as of December 31, 2016 and 2017, respectively)
Short term borrowings	15	5,736,026	11,243,614
Asset-backed securitization debt	16	2,799,958	6,165,429
Accounts payable		1,603,577	2,176,627
Bills payable		-	295,089
Income tax payable		132,815	172,018
Due to related parties	25	84,447	98,241
Other payables and accruals	18	1,597,093	2,548,221
Total current liabilities		11,953,916	22,699,239

Non-current liabilities
Long term borrowings	15	1,582,971	5,074,273
Asset-backed securitization debt	16	1,630,663	2,611,821
Convertible debt	17	859,166	707,854
Deferred tax liabilities	22	51,617	52,237
Other non-current liabilities		94,712	132,637
Total non-current liabilities		4,219,129	8,578,822

Total liabilities		16,173,045	31,278,061

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2016	2017
	Notes	RMB	RMB

Commitments and contingencies	26

Redeemable noncontrolling interests	19	3,939,646	301,953

Bitauto Holdings Limited shareholders’ equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2016 and 2017, respectively; 70,726,025 shares issued and outstanding as of December 31, 2016; 72,739,966 shares issued and outstanding as of December 31, 2017, respectively)		19	19
Additional paid-in capital		8,903,759	12,220,493
Treasury shares		(41,888)	(20,411)
Statutory reserves		89,841	153,538
Accumulated other comprehensive income		742,302	468,257
Accumulated deficit		(150,515)	(1,493,209)
Total Bitauto Holdings Limited shareholders’ equity		9,543,518	11,328,687
Noncontrolling interests		278,547	8,607,031
Total shareholders’ equity		9,822,065	19,935,718

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		29,934,756	51,515,732

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2015	2016	2017
	Notes	RMB	RMB	RMB

Revenue	20	4,254,195	5,772,948	8,751,259
Cost of revenue		(1,450,744)	(2,077,979)	(3,234,680)
Gross profit		2,803,451	3,694,969	5,516,579

Selling and administrative expenses		(3,013,997)	(3,417,811)	(6,059,046)
Product development expenses		(312,100)	(457,367)	(565,702)
Other gains, net	21	60,508	70,981	31,576
Loss from operations		(462,138)	(109,228)	(1,076,593)

Interest income		24,980	41,651	93,025
Interest expense		(8,140)	(52,155)	(92,633)
Share of results of equity investees		(16,663)	(25,640)	(71,866)
Investment income/(loss)		141,195	(45,012)	(75,097)
Loss before tax		(320,766)	(190,384)	(1,223,164)

Income tax expense	22	(64,518)	(147,569)	(203,824)
Net loss		(385,284)	(337,953)	(1,426,988)

Net income/(loss) attributable to noncontrolling interests		7,898	(1,895)	(147,991)
Accretion to redeemable noncontrolling interests		113,810	205,287	332,117
Net loss attributable to Bitauto Holdings Limited		(506,992)	(541,345)	(1,611,114)

Net loss per share/ADS attributable to ordinary shareholders	24
Basic		(8.72)	(8.31)	(23.01)
Diluted		(8.72)	(8.31)	(23.16)

Weighted average number of shares/ADSs	24
Basic		58,142,432	65,160,205	70,154,910
Diluted		58,142,432	65,160,205	70,154,910

Other comprehensive income/(loss)
Foreign currency exchange gains/(losses), net of tax of nil		344,748	459,430	(353,747)

Total comprehensive (loss)/income, net of tax		(40,536)	121,477	(1,780,735)
Total comprehensive income/(loss) attributable to noncontrolling interests		7,898	(1,692)	(227,693)
Accretion to redeemable noncontrolling interests		113,810	205,287	332,117
Total comprehensive loss attributable to Bitauto Holdings Limited		(162,244)	(82,118)	(1,885,159)

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2015	2016	2017
	RMB	RMB	RMB

Cash flows from operating activities
Net loss	(385,284)	(337,953)	(1,426,988)

Adjustments to reconcile net loss to net cash provided by operating activities:
Investment (income)/loss	(141,195)	45,012	75,097
Gain from adjustment of contingent consideration	(17,419)	-	-
Unrealized exchange losses/(gains)	6,560	(3,410)	(8,375)
Interest expense	-	-	31,659
Depreciation of property, plant and equipment	55,459	55,859	185,344
Amortization of intangible assets	495,614	633,368	688,572
Deferred income tax	(10,940)	6,863	(46,171)
Share-based compensation	120,045	76,981	1,185,839
Write-down of assets	280,591	-	-
Losses/(Gains) on disposal of property, plant and equipment	375	(22,993)	(14,910)
Gains on disposal of intangible assets	-	-	(1,520)
Share of results of equity investees	16,663	25,640	71,866
Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables	8,931	102,651	349,185
Allowance for due from related party	-	-	15,000
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(384,192)	(426,800)	(869,699)
Bills receivable	(42,943)	37,424	(220,308)
Prepayments and other receivables	(154,224)	(258,732)	(343,794)
Due from related parties	(95,769)	30,996	29,792
Other current assets	(47)	(104,313)	(17)
Other non-current assets	(19,686)	(462,033)	(375,823)
Accounts payable	433,634	619,769	483,312
Income tax payable	(16,581)	9,761	30,561
Due to related parties	35,322	35,693	25,194
Other payables and accruals	392,608	393,262	1,026,485
Other non-current liabilities	24,361	70,351	37,925

Net cash provided by operating activities	601,883	527,396	928,226

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2015	2016	2017
	RMB	RMB	RMB
Cash flows from investing activities
Placement of time deposits	(2,388,478)	(2,000)	-
Proceeds from maturity of time deposits	2,443,311	100,000	2,000
Placement of restricted cash	(334,098)	(6,902,089)	(3,903,776)
Proceeds from restricted cash	-	1,822,631	7,828,146
Purchase of investments in equity investees	(921,130)	(280,168)	(120,429)
Disposal of investments in equity investees	-	-	127,120
Purchases of property, plant and equipment	(231,850)	(575,015)	(1,728,761)
Purchases of intangible assets	(3,607)	(33,567)	(26,706)
Proceeds from disposal of property, plant and equipment	42,960	67,090	242,282
Proceeds from disposal of intangible assets	-	445	-
Acquisition of finance receivables	(3,630,792)	(13,951,414)	(24,608,984)
Collection of finance receivables	854,056	2,844,009	9,135,002
Acquisition of subsidiaries, net of cash acquired	(6,118)	(56,513)	(49,585)

Net cash used in investing activities	(4,175,746)	(16,966,591)	(13,103,691)

Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance costs	3,370,015	977,954	-
Proceeds from issuance of subsidiary’s ordinary shares, net of issuance costs	-	-	5,528,755
Proceeds from issuance of subsidiaries’ redeemable convertible preference shares, net of issuance costs	1,537,952	2,043,694	1,317,450
Contribution from noncontrolling interests	-	-	2,995
Purchase of noncontrolling interests	-	-	(36,292)
Proceeds from issuance of convertible debt	-	991,720	-
Proceeds from exercise of options	5,881	20,772	26,673
Proceeds from borrowings	361,084	7,775,989	23,306,791
Repayment of borrowings	-	(818,076)	(14,650,880)
Proceeds from asset-backed securitization debt	-	5,499,400	11,142,486
Repayment of asset-backed securitization debt	-	(1,068,779)	(6,795,858)

Net cash provided by financing activities	5,274,932	15,422,674	19,842,120

Effect of exchange rate changes on cash and cash equivalents	18,332	97,636	(133,617)

Increase/(Decrease) in cash and cash equivalents	1,719,401	(918,885)	7,533,038
Cash and cash equivalents at beginning of the year	1,221,473	2,940,874	2,021,989

Cash and cash equivalents at end of the year	2,940,874	2,021,989	9,555,027

Supplemental cash flow disclosures:

Cash paid for income taxes	(92,039)	(130,946)	(219,434)
Cash paid for interest	(3,117)	(71,759)	(1,118,736)

Supplemental disclosures of non-cash activities:

Issuance of ordinary shares in connection with business cooperation with JD.com, Inc.	3,045,268	-	-
Purchases of property, plant and equipment	1,537	1,240	9,471
Purchases of intangible assets	4,258	291	708
Amounts receivable from exercise of options	(797)	(3,488)	(58,415)
Conversion of convertible debt	-	-	158,450
Conversion of Yixin preferred shares	-	-	5,323,103

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Retained	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	earnings	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2015	45,575,745.0	13	1,903,665.5	(62,579)	1,383,503	44,357	(63,154)	738,019	2,040,159	246,855	2,287,014

Issuance of ordinary shares	17,735,549.0	4	-	-	6,355,197	-	-	-	6,355,201	-	6,355,201

Exercise of options and RSUs	-	-	(179,168.0)	5,889	767	-	-	-	6,656	-	6,656

Share-based compensation	-	-	-	-	120,045	-	-	-	120,045	-	120,045

Net loss	-	-	-	-	-	-	-	(393,182)	(393,182)	7,898	(385,284)

Foreign currency translation gains	-	-	-	-	-	-	344,748	-	344,748	-	344,748

Acquisitions of subsidiaries	-	-	-	-	-	-	-	-	-	10,000	10,000

Accretion of redeemable noncontrolling interests	-	-	-	-	-	-	-	(113,810)	(113,810)	-	(113,810)

Statutory reserves	-	-	-	-	-	12,836	-	(12,836)	-	-	-

As of December 31, 2015	63,311,294.0	17	1,724,497.5	(56,690)	7,859,512	57,193	281,594	218,191	8,359,817	264,753	8,624,570

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Retained earnings/ (Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2016	63,311,294.0	17	1,724,497.5	(56,690)	7,859,512	57,193	281,594	218,191	8,359,817	264,753	8,624,570

Issuance of ordinary shares	7,414,731.0	2	-	-	978,331	-	-	-	978,333	-	978,333

Beneficial conversion feature in relation to issuance of convertible debt	-	-	-	-	185,712	-	-	-	185,712	-	185,712

Exercise of options and RSUs	-	-	(450,311.0)	14,802	8,510	-	-	-	23,312	-	23,312

Share-based compensation	-	-	-	-	76,981	-	-	-	76,981	-	76,981

Net loss	-	-	-	-	-	-	-	(336,058)	(336,058)	(1,895)	(337,953)

Foreign currency translation gains	-	-	-	-	-	-	459,430	-	459,430	-	459,430

Acquisitions of subsidiaries	-	-	-	-	-	-	1,278	-	1,278	15,689	16,967

Accretion of redeemable noncontrolling interests	-	-	-	-	(205,287)	-	-	-	(205,287)	-	(205,287)

Statutory reserves	-	-	-	-	-	32,648	-	(32,648)	-	-	-

As of December 31, 2016	70,726,025.0	19	1,274,186.5	(41,888)	8,903,759	89,841	742,302	(150,515)	9,543,518	278,547	9,822,065

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2017	70,726,025.0	19	1,274,186.5	(41,888)	8,903,759	89,841	742,302	(150,515)	9,543,518	278,547	9,822,065

Issuance of ordinary shares	1,000,000.0	-	-	-	-	-	-	-	-	-	-

Exercise of options and RSUs	-	-	(653,397.0)	21,477	(2,001)	-	-	-	19,476	-	19,476

Share-based compensation	-	-	-	-	1,056,653	-	-	-	1,056,653	129,186	1,185,839

Net loss	-	-	-	-	-	-	-	(1,278,997)	(1,278,997)	(147,991)	(1,426,988)

Foreign currency translation losses	-	-	-	-	-	-	(274,045)	-	(274,045)	(79,702)	(353,747)

Conversion of Yixin preferred shares to ordinary shares	-	-	-	-	(947,158)	-	-	-	(947,158)	6,270,261	5,323,103

Proceeds from Yixin IPO, net of issuance costs	-	-	-	-	3,321,055	-	-	-	3,321,055	2,204,022	5,525,077

Transaction with noncontrolling interests	-	-	-	-	12,554	-	-	-	12,554	59,349	71,903

Conversion of convertible debt	1,013,941.0	-	-	-	158,450	-	-	-	158,450	-	158,450

Acquisition of noncontrolling interests in subsidiaries	-	-	-	-	49,298	-	-	-	49,298	(109,671)	(60,373)

Issuance of ordinary shares by the Company’s subsidiary	-	-	-	-	-	-	-	-	-	3,030	3,030

Accretion of redeemable noncontrolling interests	-	-	-	-	(332,117)	-	-	-	(332,117)	-	(332,117)

Statutory reserves	-	-	-	-	-	63,697	-	(63,697)	-	-	-

As of December 31, 2017	72,739,966.0	19	620,789.5	(20,411)	12,220,493	153,538	468,257	(1,493,209)	11,328,687	8,607,031	19,935,718

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization

Bitauto Holdings Limited (the “Company”) is a limited liability company incorporated and domiciled in the Cayman Islands. The registered office is located at Scotia Centre, George Town, Grand Cayman, Cayman Islands.

The Company does not conduct any substantial operations of its own, but conducts most of its business through its operating subsidiaries, variable interest entities (“VIEs”) and subsidiaries of VIEs established in the People’s Republic of China (the “PRC”). The Company owns the equity interest of its operating subsidiaries, VIEs and subsidiaries of VIEs through its subsidiaries established in Cayman Islands and Hong Kong. The Company, its subsidiaries, VIEs and subsidiaries of VIEs are collectively referred to as the “Group”.

The Group is principally engaged in the provision of internet content and marketing services, and transaction services in the automobile industry, including advertising services, subscription services, transaction services and one-stop digital marketing solution services in the PRC.

On November 16, 2017, Yixin Group Limited (“Yixin”), the Group’s subsidiary engaging in automobile transaction services, completed its initial public offering (“IPO”) on the Main Board of The Stock Exchange of Hong Kong Limited. After Yixin’s IPO, the Group held 45.2% of the outstanding ordinary shares of Yixin. The Group continues to take control of Yixin and consolidate Yixin as its controlling shareholder through the voting proxy agreement that the Group entered into with certain other shareholders, and recognizes noncontrolling interests reflecting the shares held by the shareholders other than the Group in the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

As of December 31, 2017, the Company’s principal subsidiaries, VIEs and subsidiaries of VIEs are as follows:

Name	Date of incorporation or acquisition	Place of operations	% equity interest
Bitauto Hong Kong Limited	April 27, 2010	Hong Kong	100
Beijing Bitauto Internet Information Company Limited	January 20, 2006	PRC	100
Dalian Rongxin Financial Guarantees Company Limited	June 6, 2016	PRC	100
Yixin Group Limited (“Yixin”, formerly known as Yixin Capital Limited)	November 19, 2014	Cayman Islands	45.2
Yixin Holding Hong Kong Limited (formerly known as Yixin Capital Hongkong Limited)	November 27, 2014	Hong Kong	45.2
Xinche Investment (Shanghai) Company Limited	January 16, 2015	PRC	45.2
Shanghai Yixin Financing Lease Company Limited	August 12, 2014	PRC	45.2
Tianjin Hengtong Jiahe Financing Lease Company Limited	May 18, 2015	PRC	45.2
Xinjiang Yin'an Information Technology Company Limited	September 6, 2017	PRC	45.2
KKC Holdings Limited (“KKC”)	November 10, 2016	Cayman Islands	45.2
KKC Holdings Limited	November 10, 2016	Hong Kong	45.2
Beijing KKC Technology Company Limited	November 10, 2016	PRC	45.2
Beijing C&I Advertising Company Limited (“CIG”)	December 30, 2002	PRC	75.5
Beijing Bitauto Information Technology Company Limited	November 30, 2005	PRC	100
Beijing Easy Auto Media Company Limited	March 7, 2008	PRC	100
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007	PRC	100
Beijing Xinbao Information Technology Company Limited	February 2, 2008	PRC	100
Tianjin Boyou Information Technology Company Limited (formerly known as Bitauto (Tianjin) Commerce Company Limited)	May 16, 2014	PRC	100
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011	PRC	100
Beijing Yixin Information Technology Company Limited	January 9, 2015	PRC	45.2

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

Changes in VIE structures

In 2017, BBII, CIG and its nominee shareholders entered into an agreement to terminate all of contractual arrangements among them and BBII acquired all of nominee shareholders’ equity interests in CIG. The acquisition was considered as common control transaction and had no impact on the Company’s consolidation of CIG.

The following financial information of the VIEs and subsidiaries of VIEs in the PRC was included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2016	2017
	RMB	RMB

Total assets	6,037,614	7,287,858
Total liabilities	4,338,170	3,682,006

	For the year ended December 31
	2015	2016	2017
	RMB	RMB	RMB

Revenue	4,153,558	4,389,398	4,419,967
Net income/(loss)	217,858	126,673	(111,574)

	For the year ended December 31
	2015	2016	2017
	RMB	RMB	RMB

Net cash provided by operating activities	110,226	603,227	660,690
Net cash (used in)/provided by investing activities	(301,659)	(415,610)	57,568
Net cash provided by/(used in) financing activities	641,084	39,107	(426,603)

As of December 31, 2016 and 2017, the total assets of the Group’s VIEs and subsidiaries of VIEs were mainly consisting of cash and cash equivalents, accounts receivable, net, prepayments and other receivables, investment in equity investees, property, plant and equipment, net, and intangible assets, net. As of December 31, 2016 and 2017, the total liabilities of the VIEs and subsidiaries of VIEs were mainly consisting of accounts payable, other payables and accruals. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

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

In addition to above variable interest entities the Company consolidated through contractual arrangements, the Company also established a number of asset-backed securitization vehicles to issue debt securities to third party investors. The vehicles are considered variable interest entities in accordance with ASC 810 and the Company are considered primary beneficiary of such variable interest entities. Accordingly, the Company consolidated these asset-backed securitization vehicles. As of December 31, 2016 and 2017, none of asset-backed securitization vehicles are considered individually significant to the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The preparation of financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates are used for, but not limited to the valuation and recognition of share-based compensation, realization of deferred tax assets, fair value of assets and liabilities acquired in business combinations, assessment for impairment of long-lived assets, investment in equity investees, intangible assets and goodwill, allowance for doubtful accounts for accounts receivable, allowance for credit losses for finance receivables, and useful lives of intangible assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(e)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the Chief Executive Officer of the Group. The Group managed its business in three segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group held restricted cash of RMB5.63 billion and RMB1.48 billion as of December 31, 2016 and 2017, respectively, which were primarily pledged for bank borrowings. Changes in the restricted cash balances are classified as cash flows from investing activities in the consolidated statements of cash flows as the Group considers restricted cash arising from these activities similar to an investment.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in share of results of equity investees and investment income/(loss) in the consolidated statements of comprehensive income.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(m)	Property, plant, and equipment, net

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computers and servers	3 – 5 years
Automobiles for Group uses	5 years
Automobiles for operating leases	5 years
Furniture and fixtures	3 – 5 years
Leasehold improvements	shorter of remaining lease period or estimated useful life

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of comprehensive income.

(n)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. The Group will perform the quantitative impairment test if the Group bypasses the qualitative assessment, or based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(o)	Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and impairment if any. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Purchased software	5 - 10 years
Digital Sales Assistant system	10 years
Domain names	10 years
Brand name	10.1 - 15.25 years
Customer relationship	2 - 15.25 years
Business cooperation (Note 5)	5 years
Others	5 - 10 years
Trademark and lifetime membership	10 years / Indefinite

(p)	Impairment of long-lived assets

The Group reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(r)	Asset-backed securitization debt

The Group securitizes finance receivables arising from its consumers through the transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. In limited circumstances, the Group may also subscribe a portion of the senior tranche debt securities. The asset-backed debt securities issued by the securitization vehicles to third party investors are recourse to the Group. The securitization vehicles are considered consolidated variable interest entities of the Group, and the asset-backed debt securities subscribed by third party investors are reported as current and non-current liabilities in the consolidated balance sheets based on their respective expected repayment dates.

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

The Group measures certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis, intangible assets, goodwill and property, plant and equipment are marked to fair value when an impairment charge is recognized.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company’s equity instruments that are repurchased are recognized at cost and deducted from equity as treasury shares. No gain or loss is recognized in the consolidated statements of comprehensive income on the purchase, sale, issue or cancellation of the Company’s equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in additional paid-in capital. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. For the years ended December 31, 2015, 2016 and 2017, the Company did not repurchase any shares.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(y)	Revenue recognition (continued)

Transaction services

Automobile financing lease and operating lease services

The Group provides automobile financing lease services to individual customers and automobile dealers through two models: direct financing lease and sales-and-leaseback. In a direct financing lease arrangement, revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. In a sales-and-leaseback arrangement, the transaction is in substance a collateral financing and revenue is recognized over the lease period using the effective interest rate method. The Group also provides automobile operating lease services to individual and corporate customers. Revenue from these services is recognized on a straight-line basis over the lease period.

Other transaction services

The Group recognizes revenue from direct automobile sales to automobile dealers and institutional customers. The revenue is recorded on a gross basis as the Group acts as the principal, is primarily responsible for the sales arrangements and is subject to inventory risk. Revenue from direct automobile sales is recognized when a sales contract has been executed and the automobiles have been delivered.

The Group recognizes revenue from facilitation and other services when assisting the customers to complete a used automobile purchase transaction or an automobile financing transaction. The Group recognizes sales revenue of vehicle telematics devices upon transfer of the title and associated risks and rewards of the devices to its business partners. The Group also recognizes commission-based fees for the provision of automobile e-commerce services.

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

Cost of revenue mainly includes fees paid to the Group’s business partners to distribute the dealer customers’ automobile pricing and promotional information, direct service cost, funding costs, cost of automobiles sold and vehicle telematics devices sold, and turnover taxes and related surcharges.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Advertising expenditures are expensed as incurred and are included in selling and administrative expenses. Total advertising expenditures were RMB495.2 million, RMB363.8 million and RMB631.7 million for the years ended December 31, 2015, 2016 and 2017.

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

The Group also determined the fair value of share options granted by Yixin with the assistance of independent third-party valuation firms. In determining the fair value of ordinary shares granted by Yixin as share-based awards in 2017 before Yixin's IPO, the discounted cash flow method with a discount for lack of marketability was applied, given that the shares underlying the awards were not publicly traded at the time of grant. Based on fair value of the underlying ordinary shares, the binomial option pricing model was applied in determining the fair value of share options on the date of grant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(dd)	Employee Benefits - PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB178.2 million, RMB282.2 million and RMB364.5 million for the years ended December 31, 2015, 2016 and 2017, respectively.

(ee)	Income taxes

The Group accounts for income taxes using the asset and liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Group adopts ASC 740-10-25 ‘‘Income Taxes’’ which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2015, 2016 and 2017.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

For direct financing leases where the Group is the lessor and for the sales and leaseback transactions where the Group is the buyer-lessor, the transaction is accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. The leased automobiles the Group purchased would be derecognized upon the inception of the lease and the net investment of the lease will be recorded as finance receivables. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interests are also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The lease income is recorded as the Group’s revenue in the consolidated statements of comprehensive income. Initial direct costs of the capital leases are amortized over the lease term by adjusting against the related lease income. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The Group’s finance receivables are typically secured with automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(ff)	Leases (continued)

The Group reviews credit quality of its finance receivables based on customer payment activities, including past due information. The entire balance of a finance receivable is considered contractually past due if the minimum required repayment is not received by the contractual repayment day. If any delinquency arises, the Group will consider initiating collection process, which includes (a) making phone calls and sending collection notice to the customers; (b) outsourcing to collection specialists to conduct collection of the automobiles; (c) re-possessing the automobiles directly followed by bidding of the automobiles. As of December 31, 2016 and 2017, the carrying amount of the repossessed automobiles is minimal. The Group has not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with its customers.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, the Group stops accruing interest and reverses all accrued but unpaid interest when such finance receivable is past due for 180 days. For the years ended December 31, 2016 and 2017, such reversals were immaterial. The finance receivable in non-accrual status was RMB57.2 million and RMB245.7 million as of December 31, 2016 and 2017, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. The Group determines it is probable that, certain finance receivables that are past due for 180 days after the above mentioned collection process has been administered, will become uncollectable, and writes off such finance receivables.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

Additionally, for purposes of calculating basic and diluted earnings per share, Yixin’s net income/(loss) attributable to Bitauto Holdings Limited is adjusted as follows:

For the purpose of calculating basic earnings per share, Yixin’s net income/(loss) attributable to Bitauto Holdings Limited was determined using the two-class method by allocating Yixin’s net income/(loss) to each class of participating shares issued by Yixin, including the outstanding ordinary shares and redeemable convertible preference shares.

For the purpose of calculating diluted earnings per share, the potentially issuable shares of Yixin, namely (i) the redeemable convertible preference shares, prior to the IPO of Yixin, and (ii) the share options granted by Yixin, are assessed for dilutive impact. The diluted earnings per share will be adjusted if the impact is deemed dilutive.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

3.	Recent accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, ‘‘Revenue from Contracts with Customers (Topic 606)”. This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition”. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017 and interim periods therein. Early adoption is permitted to the original effective date. The Group will adopt the new revenue standard beginning January 1, 2018 by applying the modified retrospective approach. Based on the assessment completed, the Group noted the most significant impact is the change from presentation of VAT on a gross basis to a net basis. According to the provision of Topic 606, the Group determined VAT are collected from the customers on behalf of the government and as an agent, the Group will report VAT on a net basis. Other than the change above, the Group expects revenue recognition for its major revenue streams to remain materially consistent with its historical revenue recognition practices.

In January, 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). An entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Group will apply the new standard beginning January 1, 2018. For investments in equity securities lacking of readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Group anticipates that the adoption of ASU 2016-01 will increase the volatility of its investment income/(losses), as a result of the remeasurement of its equity securities upon the occurrence of observable price changes.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

3.	Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326)”, which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. Topic 326 introduces “expected credit loss” model, which is different from the “incurred loss” model the Group currently applied. It will incorporate both available forward looking information and historical pattern to estimate the lifetime expected credit losses for all finance receivables, including those that have not become past due. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. While the Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures, it is generally expected that the adoption will likely increase the level of provision for credit losses of finance receivables.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments”, which clarifies the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect significant impact of the adoption of the guidance on the Group’s consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim period within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group will adopt the standard beginning January 1, 2018 using a retrospective transition method. The balances of restricted cash will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statement of cash flows and changes in the restricted cash balances will no longer be classified as cash flows from investing activities.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The standard should be applied prospectively on or after the effective date. The Group will adopt the standard prospectively and does not expect material impact.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.	Concentration of risks

(a)	Concentration of customers

There were no customers that individually represented greater than 10% of the total revenue for the years ended December 31, 2015, 2016 and 2017, respectively.

(b)	Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash and cash equivalents, time deposits, restricted cash, accounts receivable and finance receivables.

As of December 31, 2015, 2016 and 2017, substantially all of the Group’s cash and cash equivalents, time deposits and restricted cash were held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality. Under the new Bankruptcy Law effective in 2007, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits bank in full since it is unlikely to be classified as a secured creditor based on PRC laws.

Accounts receivable and finance receivables are typically unsecured or secured with automobiles for financing lease and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balance. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions

Acquisition of additional interest in Target Net (Beijing) Technology Company Limited (“Target Net”)

As of December 31, 2015 and 2016, the Group held 51% equity interest in Target Net, an unlisted entity based in the PRC and involved in the provision of internet information distribution services. In October 2017, Target Net repurchased its equity interests held by a noncontrolling shareholder for a total consideration of RMB36.3 million, which increased the Group’s ownership interest in Target Net to 74.8%. It was considered to be an equity transaction and the excess of the noncontrolling interest repurchased over the consideration was recorded in equity.

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

In May 2017, the Group acquired the remaining equity interest of KKC from the noncontrolling shareholders for a total consideration of RMB13.2 million, which increased the Group’s ownership interest in KKC to 100%. It was considered to be an equity transaction and the difference between the consideration paid and the carrying amount of the non-controlling interest was recorded in equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Acquisition of Beijing Xinchuang Interactive Advertising Company Limited (“Xinchuang”)

As of December 31, 2016, the Group held 30% equity interest in Xinchuang, an unlisted entity located in the PRC and engaged in internet digital marketing services. In January 2017, the Group acquired an additional 30% of the equity interest, increasing its ownership interest to 60%. The Group acquired Xinchuang to expand its digital marketing solutions business.

This transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB36.3 million arising from revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income.

The total purchase consideration for acquiring Xinchuang was RMB105.6 million, including a liability of RMB63.6 million for the committed purchase of the remaining 40% equity interest in the following two years equally. In October 2017, a modification of the original share purchase agreement was entered into whereby the Group was no longer committed to buy and the selling shareholder was no longer committed to sell the remaining 40% equity interest. It was considered an equity transaction and the difference between the liability as at modification date and the carrying amount of the non-controlling interest was recorded in equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Other acquisitions

For the year ended December 31, 2017, the Group acquired equity interests in other acquirees for total purchase consideration of RMB26.5 million.

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	Fair value recognized on acquisition
	2015	2016	2017
	RMB	RMB	RMB

Cash and cash equivalents	-	39,406	23,072
Property, plant and equipment, net	-	1,211	292
Intangible assets, net	-	63,922	60,684
Other assets	-	41,778	61,142
Current liabilities	-	(73,021)	(59,867)
Deferred tax liabilities	-	(15,977)	(15,171)
Net assets	-	57,319	70,152
Noncontrolling interests	-	(15,689)	-
Mandatorily redeemable noncontrolling interests	-	-	(63,569)
Goodwill arising on acquisitions	-	115,848	103,136
Total	-	157,478	109,719

Cash consideration	-	20,366	68,480
Fair value of previously held equity interests	-	137,112	41,239
Total consideration	-	157,478	109,719

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

6.	Accounts receivable, net

Accounts receivable, net as of December 31, 2016 and 2017 are as follows:

	2016	2017
	RMB	RMB

Accounts receivable	2,168,655	3,107,315
Less: allowance for doubtful accounts	(100,040)	(252,905)

	2,068,615	2,854,410

Accounts receivable are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 360 days for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2017, accounts receivable at carrying value of RMB252.9 million (2016: RMB100.0 million) were impaired and fully provided for. The movements in the allowance for doubtful accounts are as follows:

	2015	2016	2017
	RMB	RMB	RMB

Balance as of January 1	37,699	46,441	100,040
Charge for the year	8,931	53,599	152,865
Write off for the year	(189)	-	-

Balance as of December 31	46,441	100,040	252,905

7.	Prepayments and other receivables

Components of prepayments and other receivables as of December 31, 2016 and 2017 are as follows:

	2016	2017
	RMB	RMB

Advances to suppliers	73,815	80,647
Prepaid expenses	11,320	45,818
Deposits	29,840	88,587
Advances to used car dealers	14,131	62,843
Staff advances	33,268	57,355
VAT and other taxes receivables	366,697	638,267
Interest receivable	25,912	23,548
Other receivables	56,692	106,618

	611,675	1,103,683

Prepayments and other receivables are unsecured, interest-free, have no fixed terms of repayment and are due on demand.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

8.	Fair value measurement

Financial instruments measured at fair value on a recurring basis

As of December 31, 2016 and 2017, there is no asset or liability measured at fair value in the consolidated balance sheets.

The following are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

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

Assets and liabilities measured at fair value on a nonrecurring basis

The Group holds investments in equity investees of privately-held companies that are accounted for using the cost method or equity method. The Group performs impairment assessments of these investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group determined certain investments in equity investees were fully impaired after evaluated the business prospects, operational data and financial results of the investees. Impairment charges were recorded in connection with the investment in equity investees of nil, RMB86.6 million and RMB165.2 million for the years ended December 31, 2015, 2016 and 2017, respectively. The fair value of the investments were measured using significant unobservable inputs as Level 3.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees

The Group’s investment in equity investees consisted of the follows:

	Cost method	Equity method	Total
	RMB	RMB	RMB

Balance as of January 1, 2015	69,698	72,364	142,062
Additions	1,042,134	171,813	1,213,947
Share of loss of equity investees	-	(16,663)	(16,663)
Less: disposals and transfers	(16,000)	(44,788)	(60,788)
Foreign currency translation adjustments	3,287	913	4,200
Balance as of December 31, 2015	1,099,119	183,639	1,282,758
Additions	268,535	34,685	303,220
Share of loss of equity investees	-	(25,640)	(25,640)
Less: disposals and transfers	(75,675)	(6,486)	(82,161)
Less: impairment losses	(86,618)	-	(86,618)
Foreign currency translation adjustments	55,415	498	55,913
Balance as of December 31, 2016	1,260,776	186,696	1,447,472
Additions	34,737	103,472	138,209
Share of loss of equity investees	-	(50,643)	(50,643)
Less: disposals and transfers	(14,623)	(126,512)	(141,135)
Less: impairment losses	(143,974)	(21,223)	(165,197)
Foreign currency translation adjustments	(44,836)	326	(44,510)
Balance as of December 31, 2017	1,092,080	92,116	1,184,196

Cost method

As of December 31, 2016 and 2017, the carrying value of the Group’s cost-method investments were RMB1.26 billion and RMB1.09 billion, respectively. Investments are accounted for under the cost method if the underlying stocks the Group invested in had no readily determinable fair value or the Group has neither significant influence nor control through investment in common stock or in-substance common stock. For the years ended December 31, 2015, 2016 and 2017, the Group invested RMB1.04 billion, RMB268.5 million, and RMB34.7 million in multiple private companies accounted for under the cost method respectively, which management believes will lead to future operating synergies with the Group’s business in future years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees (continued)

Equity method

As of December 31, 2016 and 2017, the carrying value of the Group’s investments accounted for under the equity method were RMB186.7 million and RMB92.1 million, respectively. The Group applies the equity method to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. For the year ended December 31, 2017, the Group disposed certain investments accounted for under the equity method and recorded a disposal gain of RMB43.6 million, which was recognized in the investment income/(loss) in the consolidated statements of comprehensive income.

The condensed financial information of the Group’s equity investments accounted for under the equity method were summarized as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Revenue	120,930	652,864	80,095
Gross profit	13,846	138,640	4,981
Loss from operations	(45,351)	(35,586)	(133,910)
Net loss	(45,621)	(47,855)	(133,207)
Net loss attributable to the equity-method investees	(45,621)	(36,886)	(129,223)

	As of December 31,
	2016	2017
	RMB	RMB

Current assets	400,179	222,030
Non-current assets	33,689	133,003
Current liabilities	208,515	45,515
Non-current liabilities	2,171	-
Noncontrolling interests	4,656	8,603

10.	Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2016 and 2017 are as follows:

	2016	2017
	RMB	RMB

Computers and servers	129,842	150,593
Automobiles for Group uses	29,436	35,805
Automobiles for operating leases	84,318	1,267,556
Furniture and fixtures	9,745	14,101
Leasehold improvements	94,741	98,594
Less: accumulated depreciation	(153,522)	(270,453)

Net book value	194,560	1,296,196

Depreciation expenses recognized for the years ended December 31, 2015, 2016 and 2017 were RMB55.5 million, RMB55.9 million and RMB185.3 million, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

11.	Intangible assets, net

Intangible assets, net as of December 31, 2016 and 2017 are as follows:

	As of December 31, 2016
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	43,942	(17,471)	-	26,471
Digital Sales Assistant system	25,430	(12,927)	-	12,503
Trademark and lifetime membership	9,960	-	-	9,960
Domain names	22,101	(6,285)	-	15,816
Customer relationships	211,310	(44,989)	-	166,321
Brand name	20,830	(819)	-	20,011
Business cooperation	3,447,689	(1,131,710)	(254,873)	2,061,106
Others	32,191	(1,539)	-	30,652

	3,813,453	(1,215,740)	(254,873)	2,342,840

	As of December 31, 2017
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	58,686	(25,038)	-	33,648
Digital Sales Assistant system	25,430	(15,470)	-	9,960
Trademark and lifetime membership	13,095	(265)	-	12,830
Domain names	25,399	(8,431)	-	16,968
Customer relationships	244,822	(75,349)	-	169,473
Brand name	20,830	(2,760)	-	18,070
Business cooperation	3,447,689	(1,761,589)	(254,873)	1,431,227
Others	39,113	(4,968)	-	34,145

	3,875,064	(1,893,870)	(254,873)	1,726,321

Amortization expenses for the years ended December 31, 2015, 2016 and 2017 amounted to RMB495.6 million, RMB633.4 million and RMB688.6 million, respectively. The impairment of business cooperation in 2015 mainly related to resources to be provided through the channel of Paipai.com, as the Paipai.com business was terminated by JD. Further details are set out in Note 5.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	For the year ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB

Amortization expenses	697,100	671,441	206,881	26,525	20,444

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

12.	Goodwill

	2015	2016	2017
	RMB	RMB	RMB

Balance as of January 1	328,927	329,000	444,933
Acquisition of subsidiaries	-	115,848	103,136
Disposal of subsidiaries	-	-	(4,326)
Foreign exchange difference	73	85	(88)

Balance as of December 31	329,000	444,933	543,655

Goodwill impairment is tested at the business segment level and there is no impairment charge as of December 31, 2015, 2016 and 2017.

	As of December 31, 2016
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB

Goodwill	327,754	115,848	1,331	444,933

	As of December 31, 2017
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB

Goodwill	327,754	116,716	99,185	543,655

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

13.	Finance receivables, net

The Group provides automobile financial leasing services on its automotive financial services platform. Detailed information of finance receivables as of December 31, 2016 and 2017 are as follows:

	2016	2017
	RMB	RMB

Finance receivables, gross
- Within one year	7,443,959	16,363,872
- After one year but not more than five years	8,935,544	17,224,604

	16,379,503	33,588,476

Unearned finance income	(2,673,982)	(3,662,702)

	13,705,521	29,925,774

Allowance for credit losses	(22,486)	(134,169)

Finance receivables, net	13,683,035	29,791,605

Aging analysis of finance receivables are as follows:

	2016	2017
	RMB	RMB

Not past due	13,497,984	29,069,556

Past due
- Up to 1 month	110,032	411,830
- 1 to 3 months	40,331	198,671
- 3 to 6 months	37,584	177,070
- Over 6 months	19,590	68,647

	13,705,521	29,925,774

Allowance for credit losses	(22,486)	(134,169)

Finance receivables, net	13,683,035	29,791,605

Finance receivables due from related parties for the years ended December 31, 2016 and 2017 were RMB680.8 million and RMB121.0 million, which are presented as due from related parties.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

13.	Finance receivables, net (continued)

Management assesses the allowance for credit losses of finance receivables collectively based on its estimates on historical experience and on various other assumptions that are believed to be reasonable, including estimated loss percentages of contracts that are not collectable, the historical migration pattern of past due balances, other information gathered through collection efforts and general economic conditions. Management reassesses the provision at each balance sheet date. As of December 31, 2016 and 2017, the allowance for credit losses was RMB22.5 million and RMB134.2 million, respectively. The movements in the allowance for credit losses are as follows:

	2016	2017
	RMB	RMB

Balance as of January 1	-	22,486
Charge for the year	29,052	196,320
Write off for the year	(6,566)	(84,637)

Balance as of December 31	22,486	134,169

Since 2016, the Group securitizes finance receivables arising from its consumers through transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. As of December 31, 2016 and 2017, the collateralized finance receivables transferred to the securitization vehicles were RMB5.12 billion and RMB10.44 billion, respectively. Please refer to “Note 2 - Summary of significant accounting policies—Asset-backed securitization debt” for details. The Group also secures certain borrowings from financial institutions with the cash proceeds of certain of the Group’s finance receivables. As of December 31, 2016 and 2017, the finance receivables collateralized for borrowings from financial institutions were RMB2.18 billion and RMB12.20 billion, respectively.

14.	Other non-current assets

	2016	2017
	RMB	RMB

Prepayment for automobiles	191,360	261,768
Automobiles purchased for future leases	250,151	583,298
Long-term prepaid expenses	387,408	123,554
Deposits and others	108,926	416,424

	937,845	1,385,044

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

15.	Borrowings

The Group’s short term borrowings represent the borrowings which were payable within one year or on demand.

These short term and long term borrowings are collateralized by a pledge of time deposits with carrying values of RMB5.41 billion and RMB1.06 billion as of December 31, 2016 and 2017, respectively, which are presented as restricted cash in the consolidated balance sheets.

During 2017, the Group entered into revolving line of credit agreements with some commercial banks located in China. As of December 31, 2017, the total revolving line of credit was RMB1.98 billion (2016: RMB2.79 billion) and available within one year from the respective agreement date. There are no commitment fees associated with the unused portion of the line of credit. The major revolving line of credit is guaranteed by the Company or other entities within the Group.

The weighted average interest rate on borrowings outstanding as of December 31, 2016 and 2017 was approximately 4.9% and 6.4%, respectively.

As of December 31, 2017, the borrowings will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	11,243,614	4,140,463	933,810	-	-

16.	Asset-backed securitization debt

As of December 31, 2016 and 2017, the asset-backed debt securities were RMB4.43 billion and RMB8.78 billion, respectively. The weighted average interest rate for the outstanding asset-backed securitization debt as of December 31, 2016 and 2017 were approximately 4.7% and 5.7%. The amount of interest charges recognized for the year ended December 31, 2016 and December 31, 2017 were RMB81.0 million and RMB453.0 million.

As of December 31, 2017, the asset-backed securitization debt will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	6,165,429	2,320,331	291,490	-	-

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company has accounted for the PAG Notes in accordance with ASC 470, as a single instrument classified as a long-term debt within the consolidated financial statements. The value of the PAG Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. As of December 31, 2016 and 2017, the value of the PAG Notes in non-current liabilities is RMB859.2 million and RMB707.9 million, respectively.

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

On November 23, 2017, a third party investor who purchased US$24.0 million of the PAG Notes from PAG notified the Company of its intent of conversion. Upon conversion, the Company issued 1,013,941 ordinary shares to the investor and accordingly, the balance of the PAG Notes converted and related unamortized discounts and issuance costs, which amounted to RMB158.5 million, were recorded as the Company’s shareholders’ equity. The unamortized BCF associated with the PAG Notes converted, which amounted to RMB23.3 million, was expensed immediately in accordance with ASC 470-20 “Debt with conversion and other options”.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

17.	Convertible debt (continued)

For the year ended December 31, 2016 and December 31, 2017, the effective interest rate for PAG Notes was 6.5% and 6.5%, and the amount of interest charges recognized was RMB21.4 million and RMB53.8 million.

The expected repayment amount of the convertible debt is nil for each of the years ending December 31, 2018, 2019 and 2020 and US$126.0 million for the year ended December 31, 2021.

18.	Other payables and accruals

Components of other payables and accruals as of December 31, 2016 and 2017 are as follows:

	2016	2017
	RMB	RMB

Accrued payroll	196,693	251,651
Accrued expenses	49,304	150,835
Advances from customers	786,078	1,182,840
Other payables	195,632	488,428
Other tax payables	281,220	296,336
Deferred revenue	37,956	81,629
Interest payable	50,210	96,502

	1,597,093	2,548,221

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers, are amounts received from dealer subscriptions and listing customers prior to revenue recognition amounting to RMB669.7 million and RMB898.7 million, and from leasing customers prior to revenue recognition amounting to RMB59.9 million and RMB240.6 million as of December 31, 2016 and 2017, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

19.	Redeemable noncontrolling interests

	2016	2017
	RMB	RMB

Balance as of January 1	1,697,718	3,939,646
Issuance of shares of the Group’s subsidiaries	2,036,641	1,353,293
Conversion of redeemable noncontrolling interests to ordinary shares	-	(5,323,103)
Accretion to redeemable noncontrolling interests	205,287	332,117

	3,939,646	301,953

In 2015, 2016 and 2017, Yixin issued redeemable convertible preference shares to JD and other third-party investors. The redeemable convertible preference shares contain conversion features and redemption features. The Group records accretion of redemption value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

Upon completion of Yixin’s IPO on November 16, 2017, all the redeemable convertible preference shares were automatically converted into ordinary shares of Yixin. As a result, the Group held 45.2% of the outstanding ordinary shares of Yixin. However, through the voting proxy agreement that the Group entered into with JD and another shareholder, the Group is able to control Yixin by gaining the simple majority of the voting rights in Yixin’s shareholders’ meeting immediately after the IPO. Accordingly, the Group continues to consolidate the operations and the financial results of Yixin and provide for noncontrolling interests reflecting ordinary shares in Yixin held by shareholders other than the Group in the consolidated financial statements. The Group recognized a one-time credit to additional paid-in capital of RMB2.37 billion in shareholders’ equity in the consolidated balance sheets to reflect the increase in the value of the Group’s equity in Yixin that resulted from the completion of Yixin’s IPO and conversion of redeemable convertible preference shares.

In 2017, one subsidiary of the Group issued ordinary shares with redemption features to certain third-party investors. The Group classifies redeemable noncontrolling interests as mezzanine equity and records accretion of redemption value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

20.	Revenue

	2015	2016	2017
	RMB	RMB	RMB

Advertising and subscription services	3,106,025	3,432,986	3,922,158
Transaction services	664,225	1,551,676	3,872,244
Agent services	483,945	788,286	956,857

	4,254,195	5,772,948	8,751,259

21.	Other gains, net

	2015	2016	2017
	RMB	RMB	RMB

Foreign currency exchange gains/(losses)	30,744	4,005	(1,721)
(Losses)/Gains on disposal of property, plant and equipment and intangible assets, net	(1,779)	22,993	16,430
Government grants	22,512	26,788	28,946
Others, net	9,031	17,195	(12,079)

	60,508	70,981	31,576

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

PRC

Under the PRC Enterprise Income Tax Law (“EIT Law”), EIT rate is 25% for enterprises incorporated in the PRC. Preferential EIT rates are available for enterprises qualified as High and New Technology Enterprises (“HNTEs”) and Software Enterprises (“SEs”). Entities qualified as HNTEs enjoy a reduced tax rate of 15% within three years after obtaining the HNTE certificate. An entity could re-apply for the HNTE certificate when the prior certificate expires. Historically, all of HNTEs of the Group successfully re-applied for the certificates when the prior ones expired. Entities qualified as SEs enjoy a two-year exemption for EIT from the first profitable year followed by a three-year half reduction in tax rate. In addition, in accordance with relevant PRC tax regulations, qualified entities established in specific geographical areas are exempt from EIT for five years, commencing from the first year of operation.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

22.	Income tax expense (continued)

Composition of income tax expense:

	2015	2016	2017
	RMB	RMB	RMB

Current income tax	75,458	140,706	249,995
Deferred income tax	(10,940)	6,863	(46,171)

	64,518	147,569	203,824

Composition of deferred tax assets and liabilities:

	2016	2017
	RMB	RMB

Deferred tax assets
Amortization of intangible assets	680	698
Tax losses carried forward	29,255	26,828
Allowance for credit losses	5,622	41,119
Others	-	2,374
Less: valuation allowance	(18,170)	(18,511)
	17,387	52,508

Deferred tax liabilities
Intangible assets arising from business combinations	(51,617)	(52,237)
	(51,617)	(52,237)
Net deferred tax (liabilities)/assets	(34,230)	271

Movement of valuation allowance:

	2015	2016	2017
	RMB	RMB	RMB

Balance as of January 1	2,044	17,471	18,170
Additions	16,707	1,014	2,319
Reversals	(1,280)	(315)	(1,978)

Balance as of December 31	17,471	18,170	18,511

As of December 31, 2017, the Group had net operating losses carried forward of approximately RMB107.5 million which arose from the subsidiaries, VIEs and subsidiaries of VIEs established in the PRC. The losses carried forward will expire during the period from 2018 to 2022.

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC as of December 31, 2016 and 2017 on the basis of its intent to reinvest the earnings. As of December 31, 2016 and 2017, the total amount of undistributed earnings from the subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC was RMB1.86 billion and RMB2.79 billion, respectively. As of December 31, 2016 and 2017, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

22.	Income tax expense (continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Group:

	2015	2016	2017
	RMB	RMB	RMB

Loss before tax	(320,766)	(190,384)	(1,223,164)

Income tax computed at statutory EIT rate (25%)	(80,192)	(47,596)	(305,791)
Effect of preferential tax rates for certain entities comprising the Group	(60,798)	(20,409)	(112,684)
Effect of differing tax rates in different jurisdictions	177,749	184,235	422,677
Non-deductible expenses and non-taxable income, net	11,960	34,012	188,069
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC	-	(3,253)	(3,822)
Change in valuation allowances	15,427	699	1,933
Others	372	(119)	13,442

Income tax expense	64,518	147,569	203,824

Effective income tax rate	(20.1%)	(77.5%)	(16.7%)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Share-based compensation

For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized were RMB120.0 million, RMB77.0 million and RMB1.19 billion, respectively.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Share-based compensation (continued)

The activities of share options for the year ended December 31, 2017 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2017	972,581.0	5.71	12,867	4.99 years
Granted during the year	-	-
Exercised during the year	(558,875.0)	5.10
Forfeited during the year	-	-
Outstanding as of December 31, 2017	413,706.0	6.54	10,450	3.82 years
Exercisable as of December 31, 2017	413,706.0	6.54	10,450	3.82 years

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2015, 2016 and 2017 was RMB51.2 million, RMB126.6 million and RMB93.2 million, respectively. The total fair value of options vested during the years ended December 31, 2015, 2016 and 2017 was RMB3.2 million, RMB3.4 million and nil, respectively.

For the years ended December 31, 2015, 2016 and 2017, share-based compensation expenses recognized associated with the share options were RMB1.4 million, RMB0.5 million and nil, respectively. As of December 31, 2017, there were no unrecognized share-based compensation expenses related to share options.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Share-based compensation (continued)

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

The activities of RSUs for the year ended December 31, 2017 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)
Outstanding as of January 1, 2017	1,446,080.0	26.34
Granted during the year	2,660,687.0	22.44
Vested and sold during the year	(890,959.0)	25.33
Forfeited during the year	(404,056.0)	23.26
Outstanding as of December 31, 2017	2,811,752.0	23.42
Vested as of December 31, 2017	922,178.0	22.28

The weighted-average grant-date fair value during the years ended December 31, 2015, 2016 and 2017 was US$54.03, US$23.25 and US$22.44, respectively. The total fair value of the RSUs vested during the years ended December 31, 2015, 2016 and 2017 was RMB83.8 million, RMB99.4 million, RMB209.5 million, respectively.

For the years ended December 31, 2015, 2016 and 2017, share-based compensation recognized associated with the RSUs was RMB118.6 million, RMB75.8 million and RMB268.5 million, respectively. As of December 31, 2017, there was RMB181.4 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 3.02 years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Share-based compensation (continued)

Subsidiaries-Yixin

In November 2017, Yixin implemented share recapitalization to effect a 7-for-1 share split for all ordinary shares then issued and outstanding. All information related to Yixin’s ordinary shares and stock options have been retroactively adjusted to give effect to the share split.

On May 26, 2017, Yixin approved the establishment of the Pre-IPO Share Option Scheme which was amended on September 1, 2017, the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The Pre-IPO Share Option Scheme shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under 2017 Share Incentive Plan shall be 418,464,263 shares.

On May 26, 2017, Yixin approved the establishment of the First Share Award Scheme which was amended on September 1, 2017, the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The First Share Award Scheme shall be valid and effective for 10 years from the grant date. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under First Share Award Scheme shall be 70,830,417 shares.

On September 1, 2017, Yixin approved the establishment of the Second Share Award Scheme with the purpose of which is to provide an incentive for employees and persons contributing to Yixin. The maximum number of shares that may be issued pursuant to all awards (including incentive share options) under Second Share Award Scheme shall be 5% of the total number of issued shares without Shareholders’ approval, subject to an annual limit of 3% of the total number of issued shares at the relevant time.

From July 2017 to October 2017, 395,341,709 share options were granted under the Pre-IPO Share Option Scheme to 149 grantees of Yixin. Subject to the grantee continuing to be an employee of Yixin, 49.0%, 17.7%, 12.0%, 12.0%, 9.0% and 0.3% of the share options shall vest in 2017, 2018, 2019, 2020, 2021 and 2022, respectively. The exercise price of the share options is US$0.0014 per share.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Share-based compensation (continued)

The activities of Yixin’s share options for the year ended December 31, 2017 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2017	-		-
Granted during the year	395,341,709	0.0014
Exercised during the year	(1,134,000)	0.0014
Forfeited during the year	(1,778,000)	0.0014
Outstanding as of December 31, 2017	392,429,709	0.0014	314,387	9.55
Exercisable as of December 31, 2017	192,599,071	0.0014	314,387	9.51

The aggregate intrinsic value in the table above represents the difference between Yixin’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2017 was RMB5.2 million. The total fair value of options vested during the years ended December 31, 2017 was RMB690.0 million.

For the year ended December 31 2017, total share-based compensation expenses recognized were RMB891.7 million, and there was RMB567.0 million unrecognized compensation expenses related to share options granted by Yixin. The compensation expenses are expected to be recognized over a weighted-average period of 3.39 years.

The estimate of the fair values of the options were measured based on the binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used on the date of grant and weighted-average fair value per option granted:

	July 3, 2017		October 1, 2017

Fair value per share	US$	0.53	US$	0.70
Exercise price	US$	0.0014	US$	0.0014
Risk-free interest rate		2.50%		2.46%
Dividend yield		0.00%		0.00%
Weighted-average fair value per option granted	US$	0.53	US$	0.70
Expected volatility		51%		56%
Expected terms		10 years		10 years

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Share-based compensation (continued)

Subsidiaries-Others

Other subsidiary of the Company also has equity incentive plans granting RSUs. For the year ended December 31 2017, total share-based compensation expenses recognized were RMB23.3 million, and there was RMB63.0 million unrecognized compensation expenses related to RSUs granted by other subsidiary.

24.	Earnings per share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	2015	2016	2017

Numerator:
Net loss attributable to Bitauto Holdings Limited	(506,992)	(541,345)	(1,611,114)
Income allocation to participating securities of subsidiaries	-	-	(2,936)
Numerator for basic net loss per share	(506,992)	(541,345)	(1,614,050)
Dilutive effect of redeemable convertible preference shares and share options of subsidiaries	-	-	(11,036)
Numerator for diluted net loss per share	(506,992)	(541,345)	(1,625,086)
Denominator:
Weighted average number of shares - basic	58,142,432	65,160,205	70,154,910
Dilutive effect of potentially issuable ordinary shares	-	-	-
Weighted average number of shares - diluted	58,142,432	65,160,205	70,154,910

Net loss per ordinary share - basic	(8.72)	(8.31)	(23.01)
Net loss per ordinary share - diluted	(8.72)	(8.31)	(23.16)

The redeemable convertible preference shares were not included in the calculation of diluted net loss per share because they are anti-dilutive for the years ended December 31, 2015 and 2016.

The weighted average number of shares, that could potentially dilute basic net loss per share in the future including incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt, but were not included in the computation of diluted net loss per share because they were anti-dilutive for the years presented, are 2,157,626, 4,030,651 and 8,126,552 for the years ended December 31, 2015, 2016 and 2017.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Related party transactions

The table below sets forth the related parties and their relationships with the Group as of December 31, 2017:

Name of related parties	Relationship with the Group

Chetuan E-Commerce Ltd. (“Chetuan”)	An investee of the Group
Shanghai Eclicks Network Co. Ltd. (“Eclicks”)	An investee of the Group
TTP CAR INC. (“TTP”)	An investee of the Group
Beijing Anxinbao Insurance Brokerage Co., Ltd. (“Anxinbao”)	An investee of the Group
Beijing Jingzhengu Information Technology Co., Ltd.(“Jingzhengu”)	An investee of the Group
Wuhan Kuanter Investment Co., Ltd (“Wuhan Kuantu”)	An investee of the Group
JD	Ordinary shareholder of the Group

As of December 31, 2015 and 2016, Xinchuang was a related party as an investee of the Group. In January 2017, the Group acquired additional equity interests of Xinchuang to obtain control of it and Xinchuang became a subsidiary of the Group as of December 31, 2017.

The Group entered into the following transactions for the years ended December 31, 2015, 2016 and 2017 with related parties:

	2015	2016	2017
	RMB	RMB	RMB

Services provided to related parties:
Automobile transaction services provided to Chetuan	168,343	79,632	9,830
Advertising services provided to Xinchuang	86,308	79,922	-
Advertising services provided to TTP	10,020	32,059	15,260
Other transaction services provided to Anxinbao	-	-	14,183
Others	2,079	2,966	27,741

	266,750	194,579	67,014

Services purchased from related parties:
Automobile transaction services purchased from Chetuan	-	86,632	-
Advertising services purchased from Xinchuang	9,982	16,024	-
Advertising services purchased from Eclicks	69,642	85,838	98,530
Marketing and promotion services purchased from JD	35,051	22,102	40,411
Used car valuation services purchased from Jingzhengu	-	3,366	14,400
Others	4,806	16,597	31,155

	119,481	230,559	184,496

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Related party transactions (continued)

The Group had the following balances as of December 31, 2016 and 2017 with related parties:

	2016	2017
	RMB	RMB

Due from Chetuan	341,796	153,214
Due from Xinchuang	24,162	-
Due from Anxinbao	-	9,593
Due from Wuhan Kuantu	-	5,281
Others	43,133	36,943

	409,091	205,031

Due to Eclicks	55,000	81,440
Due to Jingzhengu	-	3,170
Others	29,447	13,631

	84,447	98,241

The Group provided unsecured loans for a total of RMB20.0 million to Wuhan Kuantu, with an initial term of 12 months at an interest rate of 1.5% per annum. As at December 31, 2017, a provision of RMB15.0 million was recorded against the loan balance, based on the amount the Group expected to recover from Wuhan Kuantu.

Loans from JD:

	2016	2017
	RMB	RMB

Balance as of January 1	-	-
Loans received during year	-	2,036,020
Loans repayment made	-	(2,036,020)
Interest charged	-	22,244
Interest paid	-	(22,244)

Balance as of December 31	-	-

On March 3, 2017, JD subscribed to a total of RMB835.0 million in Yixin’s asset-backed securitization transactions with the applicable interest rate per annum of 6.20% and 8.94% in the two separate tranches of asset-backed debt securities, respectively. Yixin also agreed to repurchase the securities in three months at a price comprised of the cost of the investment and any accrued interests. The transaction is accounted for as a collateral loan from JD. On June 2, 2017, the loan was repaid in full by Yixin. On July 12, 2017, JD subscribed to a total of RMB201.0 million of asset-backed debt securities mentioned above. On November 14, 2017, the principal of the loan was repaid in full by Yixin. On December 27, 2017, Yixin settled all interests charged. On November 7, 2017, Yixin extended a short-term loan amounting to RMB1.00 billion from JD at an interest rate of 6.525% per annum. On December 4, 2017, the loan was repaid in full by Yixin.

The transactions with other related parties, and balance with other related parties are individually and aggregately insignificant.

26.	Commitments and contingencies

Operating lease commitments

The Group has leased office premises under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2016	2017
	RMB	RMB

Within one year	93,185	119,484
After one year but not more than five years	150,467	172,452
Later than five years	-	1,823

	243,652	293,759

For the years ended December 31, 2015, 2016 and 2017, the Group incurred rental expenses under operating leases of RMB104.5 million, RMB123.1 million and RMB136.6 million, respectively.

Capital commitments

Capital expenditure contracted for at the end of the year but not yet incurred is as follows:

	2016	2017
	RMB	RMB

Purchase of automobiles	499,822	503,903

	499,822	503,903

Legal proceedings

From time to time, the Group is subject to legal proceedings, investigations and claims incidental to the conduct of our business. The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, balance sheets, results of operations or cash flows. From time to time, the Group may be subject to legal proceedings, investigations and claims incidental to our business conduct.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.	Operating segment information

As disclosed in Note 2(e), the Group managed its business in three segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

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

For the purpose of preparing segment information, all the intersegment transactions have been eliminated and only revenue from external customers are presented as segment revenue. The Group does not allocate non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is operating profit. A reconciliation of operating profit to profit before tax is presented in the consolidated statements of comprehensive income.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.	Operating segment information (continued)

	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total

Year ended, December 31, 2015

Revenue	3,106,025	664,225	483,945	4,254,195
Gross profit	2,344,872	237,585	220,994	2,803,451
Income/(Loss) from operations	553,455	(1,053,483)	37,890	(462,138)

Year ended, December 31, 2016

Revenue	3,432,986	1,551,676	788,286	5,772,948
Gross profit	2,542,534	668,238	484,197	3,694,969
Income/(Loss) from operations	592,611	(848,267)	146,428	(109,228)

Year ended, December 31, 2017

Revenue	3,922,158	3,872,244	956,857	8,751,259
Gross profit	3,076,332	1,902,614	537,633	5,516,579
Income/(Loss) from operations	444,564	(1,525,073)	3,916	(1,076,593)

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

The income/(loss) from operations for the year ended December 31, 2017 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB58.5 million, RMB788.7 million and RMB26.7 million, respectively.

For the years ended December 31, 2016 and 2017, the leasing revenue were RMB863.7 million and RMB3.03 billion, and funding costs were RMB187.2 million and RMB1.14 billion, respectively. The leasing revenue and funding costs were immaterial for the years ended December 31, 2015.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

As of December 31, 2017, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC had registered capital and reserve funds appropriated of RMB20.11 billion.

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

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Parent company only condensed financial information (continued)

Condensed balance sheets

	As of December 31,
	2016	2017
	RMB	RMB

Assets

Current assets
Cash and cash equivalents	154,020	66,662
Prepayments and other receivables	13,046	51,760
Total current assets	167,066	118,422

Non-current assets
Investments in subsidiaries, VIEs and subsidiaries of VIEs	1,562,089	6,429,473
Investment in equity investees	48,276	43,945
Intangible assets, net	2,061,106	1,431,226
Due from subsidiaries, VIEs and subsidiaries of VIEs	6,583,747	6,222,037
Total non-current assets	10,255,218	14,126,681

Total assets	10,422,284	14,245,103

Liabilities

Current liabilities
Accruals and other payables	19,498	73,807
Total current liabilities	19,498	73,807

Non-current liabilities
Due to subsidiaries, VIEs and subsidiaries of VIEs	102	2,134,755
Convertible debt	859,166	707,854
Total non-current liabilities	859,268	2,842,609

Total liabilities	878,766	2,916,416

Shareholders’ Equity
Ordinary shares(US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2016 and 2017, respectively; 70,726,025 shares issued and outstanding as of December 31, 2016; 72,739,966 shares issued and outstanding as of December 31, 2017, respectively)	19	19
Additional paid-in capital	8,903,759	12,220,493
Treasury shares	(41,888)	(20,411)
Statutory reserve	89,841	153,538
Accumulated other comprehensive income	742,302	468,257
Accumulated deficit	(150,515)	(1,493,209)
Total shareholders’ equity	9,543,518	11,328,687

Total liabilities and shareholders’ equity	10,422,284	14,245,103

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Parent company only condensed financial information (continued)

Condensed statements of comprehensive income

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Selling and administrative expenses	(806,198)	(689,656)	(910,515)
Other gains	11	5	38,948
Loss from operations	(806,187)	(689,651)	(871,567)

Interest income	11,201	1,209	1,592
Interest expense	-	(21,407)	(77,158)
Share of results of equity investees	(4,782)	(24,354)	(52,055)
Equity in profit/(loss) of subsidiaries, VIEs and subsidiaries of VIEs	292,776	192,858	(611,926)
Loss before tax	(506,992)	(541,345)	(1,611,114)

Net loss	(506,992)	(541,345)	(1,611,114)

Other comprehensive loss

Foreign currency exchange gains/(losses), net of tax of nil	344,748	459,227	(274,045)

Total comprehensive loss, net of tax	(162,244)	(82,118)	(1,885,159)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	23,307	(9,711)	104,295
Net cash used in investing activities	(2,561,029)	(3,195,265)	(238,475)
Net cash provided by financing activities	3,375,896	2,198,272	354,821

Effect of exchange rate changes on cash and cash equivalents	111,329	148,031	(307,999)

Increase/(Decrease) in cash and cash equivalents	949,503	(858,673)	(87,358)
Cash and cash equivalents at beginning of the year	63,190	1,012,693	154,020

Cash and cash equivalents at end of the year	1,012,693	154,020	66,662

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

