Form 20-F
period 2018-12-31
BITAUTO HOLDINGS LTD
filed 2019-04-26
CIK 1499781

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

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

New Century Hotel Office Tower, 10/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People's Republic of China

(Address of principal executive offices)

Ming Xu

Chief Financial Officer

New Century Hotel Office Tower, 10/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People's Republic of China

Tel: (86-10) 6849-2345

Email: ir@bitauto.com

Fax: (86-10) 6849-2200

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report. 69,634,938.5 ordinary shares issued and outstanding, excluding treasury shares and ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, par value US$0.00004 per share, as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer," "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

You can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "is expected to," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future development, financial condition and results of operations;

•	the expected growth of automotive markets and financial services industry in China and globally;

•	market acceptance of our services;

•	our expectations regarding demand for our services;

•	competition in our industry;

•	our ability to develop and satisfy customer demands and preferences;

•	our ability to maintain good relationships with our partners;

•	competition for, among other things, customers, partners, capital, and skilled personnel;

•	general economic and business conditions, particularly in China; and

•	changes to government policies and regulations in the industry and geographical markets in which we operate.

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

A.       Selected Financial Data

Our selected consolidated statements of comprehensive income/(loss) data presented below for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 and our selected consolidated balance sheets data as of December 31, 2015, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements. The selected consolidated statements of comprehensive income/(loss) data and the selected consolidated balance sheets data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP. Beginning from the first quarter of 2016, we changed our basis of accounting from IFRS to U.S. GAAP. Selected financial data as of December 31, 2014 is omitted, as we have not prepared such data in accordance with U.S. GAAP and such data cannot be prepared and provided without unreasonable effort and expense. Selected financial data as of December 31, 2014 prepared under IFRS was disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015. Our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2017 and 2018 are included elsewhere in this annual report. Our historical results do not necessarily indicate results expected for any future periods.

Consolidated Statements of Comprehensive Income/(Loss) Data

	For the Year Ended December 31,
	2014(1)	2015(1)	2016(1)	2017(1)	2018(1)
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Revenue	2,617,839	4,254,195	5,772,948	8,751,259	10,579,609	1,538,740
Cost of revenue(2)	(671,960)	(1,450,744)	(2,077,979)	(3,234,680)	(4,244,398)	(617,322)
Gross profit	1,945,879	2,803,451	3,694,969	5,516,579	6,335,211	921,418
Selling and administrative expenses(3)	(1,259,638)	(3,013,997)	(3,417,811)	(6,059,046)	(6,370,718)	(926,583)
Product development expenses(4)	(148,078)	(312,100)	(457,367)	(565,702)	(611,113)	(88,883)
Other (losses)/gains, net	(10,904)	60,508	70,981	31,576	181,114	26,342
Income/(Loss) from operations	527,259	(462,138)	(109,228)	(1,076,593)	(465,506)	(67,706)
Interest income	13,607	24,980	41,651	93,025	125,875	18,308
Interest expense	(6,340)	(8,140)	(52,155)	(92,633)	(79,090)	(11,503)
Share of results of equity investees	(893)	(16,663)	(25,640)	(71,866)	(76,810)	(11,172)
Investment income/(loss)	53,581	141,195	(45,012)	(75,097)	(7,889)	(1,147)
Profit/(Loss) before tax(5)	587,214	(320,766)	(190,384)	(1,223,164)	(503,420)	(73,220)
Income tax expense(6)	(97,643)	(64,518)	(147,569)	(203,824)	(175,896)	(25,583)
Net income/(loss)	489,571	(385,284)	(337,953)	(1,426,988)	(679,316)	(98,803)
Total comprehensive income/(loss), net of tax(7)	492,735	(40,536)	121,477	(1,780,735)	(525,422)	(76,419)
Net income/(loss) attributable to Bitauto Holdings Limited	485,639	(506,992)	(541,345)	(1,611,114)	(608,352)	(88,481)
Total comprehensive income/(loss) attributable to Bitauto Holdings Limited	488,803	(162,244)	(82,118)	(1,885,159)	(475,186)	(69,113)
Net income/(loss) per share/ADS attributable to ordinary shareholders
Basic	11.63	(8.72)	(8.31)	(23.01)	(8.13)	(1.18)
Diluted	10.89	(8.72)	(8.31)	(23.16)	(8.13)	(1.18)
Weighted average number of shares/ADSs
Basic	41,762,778	58,142,432	65,160,205	70,154,910	71,305,353
Diluted	44,576,182	58,142,432	65,160,205	70,154,910	71,305,353

(1)	In May 2014, the Financial Accounting Standards Board issued ASC 606, Revenue from Contracts with Customers, a new standard related to revenue recognition. We have completed the assessment and the most significant impact on our company is the change of the presentation of value-added tax, or VAT, from a gross basis to a net basis. We adopted this guidance starting from January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. As a result, the operating results for the years ended December 31, 2014, 2015, 2016 and 2017 have not been restated and are presented on a gross basis with VAT being presented in the cost of revenues rather than net against revenues in such years, while the operating results for the year ended December 31, 2018 are presented on net basis, with the VAT being presented as net against revenues rather than in cost of revenues in such year.

(2)	Including amortization of intangible assets resulting from asset and business acquisitions of RMB8.5 million, RMB19.5 million, RMB1.1 million, RMB3.7 million and RMB1.9 million (US$0.3 million) in 2014, 2015, 2016, 2017 and 2018, respectively.

(3)	Including share-based compensation of RMB57.1 million, RMB120.0 million, RMB77.0 million, RMB1.17 billion and RMB859.0 million (US$124.9 million) in 2014, 2015, 2016, 2017 and 2018, respectively, and amortization of intangible assets resulting from asset and business acquisitions and write-down of assets of RMB6.7 million, RMB750.3 million, RMB623.1 million, RMB673.6 million and RMB678.0 million (US$98.6 million) in 2014, 2015, 2016, 2017 and 2018, respectively. Also including professional expenses incurred for the issuance of preferred shares and the initial public offering of Yixin Group Limited, or Yixin, of RMB90.4 million in 2017.

(4)	Including share-based compensation of RMB18.2 million in 2017 and RMB37.4 million (US$5.4 million) in 2018.

(5)	Including fair value adjustment of contingent considerations of RMB2.7 million, RMB3.6 million, nil, RMB8.3 million and nil in 2014, 2015, 2016, 2017 and 2018, respectively, investment loss associated with the share of equity method investments of RMB0.4 million, RMB0.3 million, RMB2.5 million and RMB0.7 million in 2014, 2015, 2016 and 2017, respectively, investment income associated with the share of equity method investments of RMB15.9 million (US$2.3 million) in 2018, investment income associated with non-cash investment matters of RMB53.6 million and RMB141.2 million in 2014 and 2015, respectively, investment loss associated with non-cash investment matters of RMB40.4 million, RMB110.0 million and RMB17.0 million (US$2.5 million) in 2016, 2017 and 2018, respectively, amortization of the beneficial conversion feature (BCF) discount on the convertible notes of RMB13.2 million, RMB57.2 million and RMB30.1 million (US$4.4 million) in 2016, 2017 and 2018, respectively, and impairment on equity investees of RMB21.2 million and RMB17.6 million (US$2.6 million) in 2017 and 2018, respectively.

(6)	Including tax impact related to professional expenses incurred for the initial public offering of Yixin of RMB5.7 million in 2017 and amortization of intangible assets resulting from asset and business acquisitions of RMB11.1 million (US$1.6 million) in 2018.

(7)	Including net income/(loss) and foreign currency exchange gains/(losses) net of tax of nil.

The following table sets forth our selected consolidated balance sheets data as of December 31, 2015, 2016, 2017 and 2018.

Consolidated Balance Sheets Data

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(In thousands)
Assets
Current assets	7,885,047	16,474,959	28,117,369	34,174,847	4,970,525
Non-current assets	5,185,965	13,459,797	23,398,363	25,569,091	3,718,870
Total assets	13,071,012	29,934,756	51,515,732	59,743,938	8,689,395
Liabilities
Current liabilities	2,660,501	11,953,916	22,699,239	28,637,649	4,165,173
Non-current liabilities	88,223	4,219,129	8,578,822	10,797,852	1,570,483
Total liabilities	2,748,724	16,173,045	31,278,061	39,435,501	5,735,656
Redeemable noncontrolling interests	1,697,718	3,939,646	301,953	360,010	52,361
Total shareholders' equity	8,624,570	9,822,065	19,935,718	19,948,427	2,901,378
Total liabilities, redeemable noncontrolling interests and shareholders' equity	13,071,012	29,934,756	51,515,732	59,743,938	8,689,395

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

Our future growth depends on the increased acceptance of the internet as an effective marketing platform by the automotive industry.

We generate a significant portion of our revenues from providing internet marketing services to automakers, automobile dealers, auto finance partners and insurance companies. However, internet marketing is still evolving to be more widely accepted as an effective marketing platform by China's automotive industry. Many of our current or potential customers have not traditionally devoted a significant portion of their advertising or marketing budgets to web-based media. They may have limited experience with the internet as an advertising and marketing medium and therefore may not find the internet to be effective for promoting their automobiles and related services. Some automakers and automobile dealers may still prefer television, outdoor billboards, traditional print and broadcast and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, development of web software that blocks internet advertisements before they appear on a user's screen may hinder the growth of internet marketing. Our customers may choose not to use internet marketing services if their advertisements cannot reach the intended population due to the block function of this kind of software. Any negative perceptions as to the effectiveness of internet marketing services may limit the growth of our business and adversely affect our results of operations. If the internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial condition and results of operations could be materially and negatively affected.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.

PRC laws and regulations prohibit advertising companies from producing, distributing or publishing any advertisement with content in violation of PRC laws and regulations, including without limitation the content that impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, contains terms such as “the state-level,” “the highest grade,” “the best” or other similar words, damages the safety of personal property, discloses personal privacy, is considered reactionary, obscene, superstitious or absurd, or is fraudulent, or disparages similar products. As an online advertisement distributor, we are required to verify the identity information of our customers who choose to place their advertisements on our websites. We must also review supporting documents provided by advertisers and verify the content of the advertisements and are prohibited from publishing any advertisement inconsistent with or with the lack of the supporting documents. While we do have a review procedure prior to publishing, we cannot guarantee that we can entirely eliminate advertisements with content that would be deemed inappropriate or misleading. If we are deemed to be in violation of PRC law or regulations, we may be subject to penalties, including suspension of publishing, confiscation of the revenues related to these advertisements, levying of fines and suspension or termination of our advertising business, any of which may materially and adversely affect our business.

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

We have attracted the majority of automobile dealers across China to our subscription services. Our SaaS platform, designed mostly for automobile dealers, is based on a service distribution model through which we deliver a package of software applications over the internet to the automobile dealer subscribers. Such internet-based products enable our automobile dealer customers to create their own websites, publish automobile pricing and other promotional information and communicate with interested buyers. Furthermore, our SaaS platform enables automobile dealer customers to publish their automobile pricing and promotional information simultaneously on our websites and our partners' websites. We may pay fees to our partners for space on their websites in order to extend the customer reach of our automotive database and content and to attract automobile dealers to subscribe our SaaS platform. Our service delivery model has been greatly accepted by our automobile dealer customers. However, we cannot assure you that our service delivery model would continue to attract, maintain or expand our automobile dealer subscriber base by offering new products and services to automobile dealer customers. Our revenue growth and operating profits depend on the expansion of the automobile dealer customer base and the increase in subscription fees. If we cannot continue to attract and expand our automobile dealer customers or if our automobile dealer customers would not accept our subscription fee increase, we may not be able to sustain our revenue growth and operating profit.

Our customers may not renew their contracts for our services and we may not be able to sell additional or enhanced services to our existing customers.

Our customers may not renew our services after the expiration of their contract terms. They may also renew for shorter contract terms or for lower-cost editions of our services. For example, although the renewal rates for our automobile dealer subscription services were approximately 82% in 2018, our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers' ability to maintain their operations and spending levels, customers’ operational cost control, the overall downturn in China’s automobile market, and deteriorating general economic conditions. If our customers do not renew their contracts for our services or switch to lower-cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including customers’ satisfaction with our services, customers’ ability to maintain their operations and spending levels, customers’ operational cost control, the overall development and status of China’s automobile market, and the general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business, financial condition and results of operations may suffer.

We depend on cooperation with partner websites to broaden our customer base. Failure to maintain cooperative business relationships with our partner websites could materially and adversely affect our results of operations.

In order to broaden the consumer reach of our automotive database and content, we place pricing and promotional information by our automobile dealer customers not only on our automotive vertical website and corresponding mobile apps, but also on our partner websites. Depending on the arrangement, we may pay fees to some partners for their advertising resources. Our partners may change the terms of cooperation, including raising prices, which would increase our operating expenses and eventually force us to terminate our relationships with them if the terms become commercially unreasonable. In addition, some of our partners may choose to partner with our competitors or decide to develop an automobile promotional and automobile dealer information database by themselves. We believe we currently are able maintain cooperative business relationships with our partner websites, but we cannot guarantee that we could always maintain such cooperative relationships with them in the future. If we are unable to partner with all or most of the major partners on reasonable terms, or at all, we may experience a reduction in the number of automobile dealers using our services, which could materially and adversely affect our results of operations. Although we do not rely on any one partner website for our dealer service business, material adverse changes to our relationships, and our contract terms, with many of them may have a material adverse impact on our dealer service business model.

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

An important part of our digital marketing solutions business is to place advertisements on third-party websites on behalf of our automaker customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2016, 2017 and 2018, income from performance-based rebates accounted for 7.8%, 5.6% and 4.8%, respectively, of our total revenues. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the pre-determined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could affect our financial condition and results of operations.

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

As of December 31, 2018, the receivables from our automaker customers for whom we rendered advertising agent services was RMB1.73 billion (US$251.3 million) and the payables due to media vendors in connection with the advertisements we placed with the media vendors on behalf of our automaker customers was RMB1.18 billion (US$172.0 million). Under our contracts with media vendors, terms of our accounts payable due to media vendors generally correspond to, or are longer than, the terms of our receivables due from our automaker customers. Historically, only minimal allowance for doubt accounts was provided for such receivables from our automaker customers. However, we cannot assure you that our automaker customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our automaker customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

A limited number of automakers have contributed to a significant portion of our revenues, and if we are unable to maintain these key relationships or establish new relationships with additional automakers, our results of operations would be materially and adversely affected.

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of advertising fees for advertisement placements on our websites and the corresponding mobile apps, and service fees for our digital marketing solutions. In 2016, 2017 and 2018, revenues from the top three automaker customers in each period accounted for approximately 6.5%, 7.4% and 6.1%, respectively, of our total revenues. There is no assurance that our relationships with any of our existing automaker customers will continue in the future, or we could receive any minimum level of revenues from them. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected.

Our business may be harmed by the potential conflicts of interest caused by our dual roles as both a supplier and a purchaser of advertisement resources.

As an internet content provider, we supply advertisement space; as an advertising agent, we purchase advertisement space on behalf of our customers. Conflict of interests may arise between our roles as a purchaser and as a supplier of advertisement resources. As a supplier, we have incentives to place more advertisements on our own websites. Such conflicts could harm our reputation as an independent purchasing agent for our customers and our reputation as a supplier of advertisement resources. There are no rebate arrangements to our digital marketing solutions business when we place advertisements on our own websites in prior years. Since 2017, rebate comparable to third-party advertising agents was paid to our digital marketing solutions business. While we have and will continue to follow our customers' instruction and maximize their interests, we do not know how the market will respond to our multi-functional roles in the future. Our customers have directed, and will continue directing, us to place their advertisements on websites of their choice, including websites in direct competition with ours, or our customers may choose not to advertise on our websites at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

We are exposed to certain credit risks in operating self-operated financing business and providing loan facilitation services, to the extent that we provide guarantees related to such loan facilitation services. Our current risk management system may not be able to accurately assess and mitigate all risks to which we are exposed to, including credit risk.

We provide transaction services primarily through Yixin, our controlled subsidiary, which primarily include self-operated financing business and loan facilitation services. We provide self-operated financing services that we primarily provide consumers with auto finance solutions through financing leases and operating leases. We provide loan facilitation services to facilitate auto loans offered by our auto loan facilitation financing partners to our consumers. In connection with our loan facilitation services, we also provide guarantee through Yixin and Dalian Rongxin Financing Guarantees Company Limited, or Dalian Rongxin. We are exposed to certain credit risks in operating self-operated financing business and providing loan facilitation services, to the extent that we provide guarantees for the relevant loans facilitated by us through Yixin. In addition, in the future, we may cooperate with third-party insurance companies to provide insurance in connection with our loan facilitation services. For customers who finance their automobile purchases through our loan facilitation services, if a customer fails to pay the principal loan amount or the accrued interest, we or the third-party insurance companies will need to pay all or part of the unpaid outstanding amount to our auto loan facilitation financing partner. Under such circumstances, however, we cannot assure you that our cooperation with third-party insurance companies in the future will be sufficient to cover the credit risks we are exposed to. In addition, if the insurance companies terminate their cooperation with us, or do not renew their cooperation arrangements with us upon expiration, we may not be able to locate and establish cooperation relationship with alternative insurance company partners. As a result, our ability to mitigate the credit risks we are exposed to would be harmed and our results of operations would be adversely affected.

Failure to collect repayment of outstanding principal amounts or accrued interests that become due from our customers, or failure to repossess the relevant collateral or dispose the collateral for equivalent value may have a material adverse effect on our business operations and financial condition. We may incur losses in disposing collaterals. We may also incur expenses in repossessing, maintaining or disposing the collaterals, while the proceeds we receive from disposing the collaterals may not cover such expenses. Furthermore, credit risks are exacerbated in consumer financing industry because there is relatively limited credit information available about individual customers. There is no assurance that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to enable us to maintain lower delinquencies.

Moreover, our data-driven credit risk management system may not be able to exhaustively mitigate our exposure to credit risks. Our credit risk management methods depend on the evaluation of information regarding customers, automobiles and other relevant matters, which may be inaccurate, incomplete, obsolete or improperly evaluated. In addition, for most of our auto financing products, we generally require less documentation from applicants than that would otherwise be required by traditional banks for credit assessment and approval, which further limits the credit information of certain applicants available to us and may result in increasing risks. Certain steps of our risk management procedures are carried out manually, and are susceptible to human error and misjudgment. As such, our assessment of credit risks associated with a particular customer may not always be accurate. We cannot assure you that our assessment and monitoring of credit risk will always be sufficient and our efforts to mitigate credit risk through our credit assessment procedures and risk management system are or will always be sufficient to manage our past due ratio. Any insufficiency in our credit risk management system and any significant deterioration in the portfolio quality of our self-operated financing business and loan facilitation services and significant increase in associated credit risk may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, deterioration in the overall quality of the financing assets from our self-operated financing business and collaterals from our loan facilitation services, and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies or a liquidity or credit crisis in the PRC or global financial sectors, which may adversely affect the liquidity of the borrowers or their ability to repay or roll over their debt. We may not be able to fully estimate the residual value of car collateral or to manage credit risks in relation to the guarantee we provide. Significant decrease in residual value of our automobile collateral may also lower the recoverability of these finance receivables. Any significant deterioration in the asset quality of our financial services business and significant increase in associated credit risks may have a material adverse effect on our business, financial condition and results of operations.

Most of financing contracts from Yixin’s self-operated financing business and loan facilitation services have been outstanding for a relatively short period of time. The asset quality of our self-operated financing business and loan facilitation services may further deteriorate.

Due to our limited operation history in transaction services, most of the financing contracts from our self-operated financing business and our loan facilitation services are outstanding for a relatively short period of time, and are not fully seasoned. Therefore, our historical past due ratio and other asset quality information may not be indicative of our future past due ratio and other asset quality information. The quality of the financing assets may deteriorate as they become fully seasoned and as our business volume expands. Moreover, the level of risks we are exposed to is different among different financing products and services we provide. The asset quality may also deteriorate as our product and service mix evolves. If any of the foregoing occurs, our business, financial condition and results of operations may be materially and adversely affected.

We rely on a limited number of third-party partners to fund the loans facilitated through our platform. Failure to maintain sufficient access to funding could materially harm our business and results of operations.

We rely on a limited number of financing partners to fund the loans facilitated through our platform and there is no guarantee or commitment on the amount of auto loans our financing partners will fund. In 2018, we had six auto loan facilitation financing partners, and our top three financing partners provided approximately 80% of funding for the auto loans facilitated through our platform.

We have been making efforts to diversify our funding sources and broaden our collaboration with more auto loan facilitation financing partners. However, as the demand for our auto loans increases, there can be no assurance that our current auto loan facilitation financing partners can meet the funding needs of consumer auto loans facilitated through our platform, or we can find additional financing partners, or our cooperation with new financing partners will meet our expectations. In addition, if we or our financing partners terminate the cooperation, we may be unable to find substitutes in a timely manner or on commercially reasonable terms, or at all. If any of the foregoing occurs, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The interest income for our self-operated financing lease services or service fees for our loan facilitation services may decline in the future, and any material decrease in such interest income or service fees could harm our business, financial condition and results of operations.

We provide transaction services, including self-operated financing lease services and loan facilitation services, primarily through Yixin. We charge interest income from consumers that finance their automobile purchases through our platform, and service fees from our auto loan facilitation financing partners that have extended auto loans to consumers through our loan facilitation services. In 2018, revenues from our self-operated financing lease services and loan facilitation services accounted for 43.7% of our total revenues. Any material decrease in the interest income for our self-operated financing lease services or in the loan facilitation service fees would have a substantial negative impact on our revenue and profit margin. The interest income for our self-operated financing lease services and loan facilitation service fees charged by us could be affected by a variety of factors, including new and used auto sales, the competitive landscape of the automotive finance industry, general credit policy and environment, the mix and qualify of services and products we provide, and the relevant applicable regulatory requirements.

In addition, our interest income for self-operated financing lease services and our loan facilitation service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, changes in regulation, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and fiscal and monetary policies. In particular, our current level of interest and fee rates may significantly decline due to changes in regulatory environment, and our profitability will suffer. In the event that the amount of our interest income or service fees decrease significantly in the future and we are not able to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

The development of our self-operated financing business is capital intensive. Restrictions in our capital raising arrangements and inability to obtain additional financing or refinance our indebtedness in the future may materially and adversely affect our business, results of operations and financial condition.

The development of finance business is capital intensive. To address the capital requirements, Yixin has entered into asset-backed securitization arrangements, under which Yixin has transferred the economic benefits in certain financial assets in exchange for cash proceeds. As of December 31, 2018, the carrying amount of our asset-backed securities debts was RMB13.79 billion (US$2.01 billion). However, there is no guarantee that Yixin may enter into additional securitization transactions on commercially reasonable terms, and we may be subject to potential losses associated with the existing securitization transactions. We cannot assure you that additional securitization transactions will be available on terms acceptable to us, or at all. Transaction terms may deteriorate, in the form of reduced liquidity, reduced demand for asset-backed securities and higher financing costs, significantly in the event of global or domestic economic turmoil. Our ability to enter into securitization transactions in a timely manner is affected by a number of factors beyond our control, any of which could cause substantial delays, including market conditions, the approval by transaction counterparties of the terms of the securitization, as well as our ability to accumulate sufficient number of financing lease contracts for securitization.

Moreover, we have entered into revolving facility credit agreements and collateral borrowing agreements with commercial banks and licensed financial institutions in China since 2015. As of December 31, 2018, the outstanding amount under those agreements was RMB16.90 billion (US$2.46 billion). We may choose to refinance certain of our borrowings with new loans as they become due. Our ability to refinance our indebtedness will depend in part on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and financial, business, legislative, regulatory and other factors beyond our control. In addition, the increase in prevailing interest rates or other factors at the time of refinancing could result in an increase in our interest expense or other refinancing costs. Refinancing our indebtedness could also require us to comply with more onerous covenants and further restrict our business operations. If we are not able to refinance our indebtedness on favorable terms, or at all, when they become due, we will be required to repay our indebtedness as they become due.

Furthermore, in November, 2017, Yixin completed the global offering of its shares and listed on the Hong Kong Stock Exchange. The net proceeds from the global offering, after deducting certain underwriting commission and expenses were approximately HK$6,507.6 million. Yixin may seek to obtain additional cash by sale of additional equity securities, which could result in further dilution of our equity stake in Yixin, and the investors and other shareholders may have a strategy or objective different from ours with respect to Yixin or impose conditions that could restrict the operations of Yixin.

Due to further developments or changing business conditions, we may also require additional cash resources. Therefore, we may seek to obtain a credit facility or sell additional equity or debt securities, which could have significant consequence on our operations, including:

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

Any of these factors and other consequences could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt. Our ability to meet our payment obligations under our outstanding debt depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. Furthermore, if we are unable to comply with the restrictions contained in our credit agreements, an event of default could occur under the terms of such agreements, which could cause repayment of such debt to be accelerated and put significant pressure on our cash flow management and will negatively affect our results of operations.

We are subject to potential losses associated with securitization transactions of our finance receivables.

Yixin securitizes finance receivables arising from our self-operated financing business through PRC trust plans in exchange for cash proceeds. Under these securitization transactions, Yixin transfers the economic benefits in finance receivables to a trust firm acting as the trustee and issuing entity, which then issues senior tranche debt securities to investors and subordinate tranche debt to Yixin. If the collateralized assets do not generate sufficient funds to meet the payment obligations of the trust, Yixin would not only need to absorb losses as the holders of the subordinate tranche debt, but also need to make up for the shortage from our own funds to repay the principal and interest of all senior tranche debt securities in full. We cannot guarantee that the delinquency rate of Yixin’s finance receivables will not rise significantly in the future, especially in the event of unanticipated economic turmoil. In case that lessees of the collateralized finance receivables stop making repayments, Yixin is obligated to use its own funds to repay all the principal and interest to the holders of senior tranche of debt securities. As a result, our business, financial condition and results of operations could be adversely affected.

Our expansion into the financial sector may subject us to regulatory and reputational risks, each of which may have a material adverse effect on our business, results of operations and financial condition.

We provide self-operated financing services and loan facilitation services. We also provide guarantee services.

PRC laws and regulations concerning the internet finance industry, particularly those governing credit lending, are evolving. Although we have taken careful measures to comply with the laws and regulations that are applicable to the financial related services that we offer, the PRC government authority may promulgate new laws and regulations regulating the internet finance industry in the future. If the operation of our financing related services were deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. For example, Dalian Rongxin, a subsidiary of ours in China that provides financing guarantee services, is currently in the process of applying for an approval from its competent PRC government authority in connection with an increase of its registered capital. If we fail to obtain such approval or complete the relevant governmental procedures for the capital increase, the competent PRC government authority has the power to levy fines and confiscate income from us. In addition, in order to operate its financing guarantee business, Dalian Rongxin obtained an operating license for financing guarantee institutions on June 14, 2016, which was valid until June 13, 2018. On April 17, 2018, the Financial Work Office of Liaoning Province Government issued a notice to suspend renewal of the operating licenses for financing guarantee institutions due to an adjustment of the relevant regulatory policies. According to the notice, licenses that expired after March 1, 2018 will continue to be valid until relevant government authority resumes accepting the renewal of such licenses. Dalian Rongxin is paying close attention to the regulatory policies, and plans to renew its operating license immediately once the government authority resumes accepting renewal applications. However, we cannot assure you that Dalian Rongxin will be able to obtain the renewed license in a timely manner. Moreover, developments in the internet finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer financing or related services like those we offer, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, negative publicity about us or our financing partners, such as negative publicity about debt collection practices and any failure by us or those partners to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the internet finance industry, such as bankruptcies or failures of companies providing similar services, or negative perception of the industry as a whole, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our business and results of operations.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

In August 2017 the State Council promulgated the Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval in the form of an operating license by the relevant government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

Yixin started to provide guarantee for the loans it facilitates since the beginning of 2019. We do not believe that the Financing Guarantee Rules apply to Yixin’s auto loan facilitation business, given that Yixin provides guarantees in connection with the consumer auto loans, rather than provides guarantees independently as its principal business. However, due to the lack of further interpretations, the exact definition and scope of “operating financing guarantee business” under the Financing Guarantee Rules is unclear. It is uncertain whether Yixin would be deemed to operate financing guarantee business in violation of relevant PRC laws or regulations because of its current arrangements with certain financial institutions. If the relevant regulatory authorities determine that Yixin is operating financing guarantee business, Yixin would be required to obtain approvals or license for conducting such business and may be subject to penalties, including fines, confiscation of illegal gains and suspension of illegal business, which will negatively affect our business and results of operations. If Yixin can no longer provide guarantee under the regulatory regime, we will use Dalian Rongxin to provide guarantee for the loans facilitated by us through Yixin. However, as uncertainties remain with regard to when and whether Dalian Rongixin will be able to renew its license, we cannot guarantee that the loan facilitation services we provide through Yixin will not be interrupted during the transition period, the occurrence of which will materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

Our growth prospects may be materially and adversely affected if we are unable to successfully execute our mobile strategy.

There is an increasing trend of accessing the internet through devices other than a personal computer, such as smart phones, tablets and other mobile devices. We have developed a few mobile apps and plan to devote more resources to develop more applications for various mobile devices. Our mobile apps had over 250 million downloads and activations as of December 31, 2018. We have devoted significant resources to developing mobile apps. However, we have limited experience in developing mobile platforms and face significant competition from established companies that have far greater experience than we do. We expect existing competitors to allocate more resources to develop and market competing applications and new mobile-applications competitors to enter the market. Our limited experience makes it difficult to predict whether we will succeed in developing mobile apps that appeal to individual users, automakers and automobile dealers. These and other uncertainties make it difficult to predict whether we will succeed in developing commercially viable mobile apps.

Furthermore, the generally lower processing speed, power, functionality and memory associated with mobile devices make using applications through such devices more difficult; and the versions of our applications developed for these devices may not be appealing to users. In addition, each device manufacturer or platform provider may impose unique or restrictive terms and conditions for developers relying on such devices or platforms, and our applications may not work well or be used on these devices as a result. As new devices, new mobile platforms and updates to platforms are continually being released, we may encounter problems in developing our applications for use on these devices and platforms and we may need to devote significant resources to creating, supporting and maintaining our applications on such devices and platforms. Our experience in developing browser-based applications may not be adequate for us to develop mobile apps, and we have limited experience working with wireless carriers, mobile platform providers and other partners. If we are unable to successfully expand into mobile platforms and devices, or if the versions of our applications that we create for such platforms and devices are not appealing to our users, our business and growth prospects, financial condition and results of operations may be materially and adversely affected.

Our business may suffer if we do not successfully manage our current and future growth.

We have experienced rapid growth in the past few years. Our revenues have increased from RMB5.77 billion (or RMB5.29 billion, if the VAT was presented on a net basis) in 2016 to RMB8.75 billion (or RMB8.08 billion, if the VAT was presented on a net basis) in 2017, and further to RMB10.58 billion (US$1.54 billion) in 2018. Our sales and service representatives network covered over 200 cities as of December 31, 2018. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

Our provisions for impairment losses on finance receivables, accounts receivable and other receivables may not be adequate to cover potential credit losses, and we may need to increase our provision charges of the respective future period for impaired receivables to cover future potential credit losses.

We make provisions for impairment losses on finance receivables, accounts receivable and other receivables in accordance with U.S. GAAP. In 2018, we provide provisions for impairment losses on finance receivables, accounts receivable and other receivables of RMB751.3 million (US$109.3 million). The provisions for impairment losses on finance receivables is determined on the basis of our internal provisioning procedures and guidelines with consideration of factors, such as the historical loss probability and days past due. As our provisions under U.S. GAAP require significant judgment and estimation, our provision for impairment losses on finance receivables may not always be adequate to cover credit losses in our business operations. In particular, since we have limited experience in the transaction services business, we might in the future adjust our provisioning judgment or policies as we gain more experience in this business, which could in turn lead to additional provisions for our receivables. We may not be able to obtain all or a substantial part of our accounts receivable and other receivables, and our accounts receivable and other receivables will be considered impaired if the carrying amounts exceeds the recoverable amount, which will negatively affect our financial performance. We expect our provision charge to increase in the future as we continue to grow our business. Our provision for impairment losses may prove to be inadequate if adverse changes occur in the Chinese economy or if other events adversely affect specific customers or markets. Under such circumstances, we may need to make additional provisions for our receivables, which could significantly reduce our profit and may materially and adversely affect our business, financial condition and results of operations.

We are susceptible to risks related to cash flow management.

We have experienced, and may continue to experience, short-term cash flow management problems from time to time. For example, some of our advertising services are not paid until our services are fully performed. Some automakers may designate their advertising agencies to place their advertisements on our websites and subsequently pay us. Such advertising agencies may delay making payments to us, leading to longer aging cycles of our accounts receivable. With the rapid growth of automobile financing lease services, our cash flow may be adversely affected by our increased indebtedness and exposure to credit risks. We may also buy automobiles and may not be able to resell the automobiles, or may incur losses in selling these automobiles. In addition, our ability to make scheduled payments of the principal of, to pay interest on, or to refinance, our indebtedness, including the convertible notes to PA Grand Opportunity Limited and its affiliates, or PAG, due 2021 depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. We may repurchase the outstanding convertible notes held by PAG in whole in cash before maturity. Payment of such repurchase of convertible notes would impose considerable pressure on our cash flow. Our business may not generate cash flow from operations in the future sufficient to meet our payment obligation. If we fail to meet our payment obligation, we may incur penalty payments. We may need to expend more resources in payment collections. This could negatively affect our results of operations and make it impossible to predict our future operating results.

Our business is subject to seasonal fluctuations and unexpected interruptions, which make it difficult to accurately predict our future operating results.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Historically, our revenues tend to be lower in the first half and higher in the second half of each year. Advertising and promotional activities often increase in the second half of each year. New automobile models tend to be introduced in the last quarter, which usually leads to increases in advertising spending by automakers. Furthermore, some of our customers whose fiscal year ends with the calendar year often choose to take advantage of the last opportunities to increase their annual revenues before the year ends. In comparison, activity levels tend to decrease after the fourth quarter's spending. Our customers may not yet have a set plan for the new fiscal year. Further, the holiday period following the Chinese New Year is usually in the first quarter, which may contribute to the lower activity levels in the first half of each year. Our revenue trends relating to our transaction services operated by Yixin are also a reflection of consumers' automobile purchase patterns. Consumers tend to purchase a higher volume of automobiles in the second half of each year, in part due to the introduction of new models from automakers. Therefore, the seasonality of the automobile retail business and the resulting spending pattern of automakers and automobile dealers may result in greater emphasis on the importance of our fourth quarter results.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in January 2015, we entered into agreements to form strategic partnership with JD.com, Inc., or JD.com, China’s leading technology driven e-commerce company and retail infrastructure service provider listed on the Nasdaq Global Select Market, and Tencent Holdings Limited, or Tencent, a leading provider of Internet value added services in China whose shares are listed and traded on the Main Board of the Stock Exchange of Hong Kong. In February 2015, JD.com and Tencent made investments in us with a combination of US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin. In June 2016, each of Tencent, JD.com, and Baidu, Inc., or Baidu, invested US$50 million in us and PAG subscribed for our convertible notes in an aggregate principal amount of up to US$150 million. Between August 2016 and May 2017, Tencent, JD.com, Baidu, together with certain other investors, invested in an aggregate amount of US$464 million in cash, in Yixin. On June 13, 2018, Yixin invested in Yusheng Holdings Limited, or Yusheng, by subscribing Yusheng’s interest-free convertible notes in the principal amount of US$260 million for a consideration of provision of certain agreed cooperation to Yusheng and a cash consideration of US$21 million, and Yusheng agreed to purchase from Yixin certain fixed and intangible assets relating to the used automobile transaction business of Yusheng for an aggregate purchase price of US$21 million. In recent years, we continued to make certain investments in some private companies, a majority of which are in auto and auto-related industries.

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

Furthermore, we may fail to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations. Moreover, we may not be able to continue to maintain our control over our existing subsidiaries. For example, we currently control Yixin, our controlled subsidiary, through a voting proxy agreement with Tencent and JD.com dated October 31, 2017. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with JD.com, Tencent and Baidu—Voting Proxy Agreement.” Prior to the termination of the voting proxy agreement, we cannot guarantee that we would be able to renew the arrangements with Tencent and JD.com and continue to obtain our control over Yixin. If such circumstances occur, our business, financial condition and results of operations would be materially and adversely affected.

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

We believe the importance of brand recognition will increase as the number of internet users in China grows. It is critical to enhance our brand recognition and attract an increasing number of users to our platform in order to achieve a widespread acceptance of our business model, gain trust for our services and attract new business partners to our platform. For example, if we fail to effectively enhance our brand recognition, we may not be able to attract new advertising business to our own websites and mobile apps. Furthermore, for our websites and mobile apps to be successful, we need to attract visitors to our websites on a regular basis by providing automobile and other relevant information. We may need to offer news, reports, reviews and specifications on substantially all automobile models available in China even though the manufacturers of some automobiles do not use any of our internet marketing services. If such free offerings fail to attract enough visitors to our websites and the corresponding mobile apps, or automakers and automobile dealers to use our services, we may not be able to generate sufficient revenues to pay for these offerings, which could materially and adversely affect our financial condition and results of operations.

We also need to continue to enhance our brand awareness among automobile dealers in order to build on our position as a leading automobile service provider. While we have a large network of automobile dealer customers and can reach a broad consumer base by placing pricing and promotional information of our automobile dealer customers on our partners' websites in addition to our own websites, our partners that distribute automobile dealers' such information may not always quote our names on their websites, and as a result, we may not achieve the expected visibility among internet users. This could increase our reliance on our partners.

In addition, as we provide transaction services primarily through Yixin, which contributes to a significant portion of our revenues, it is also critical to enhance and maintain the awareness of Yixin brand among consumers and other constituents in our ecosystem. Successful promotion of Yixin brand depends largely on the quality of the services we offer through Yixin and the effectiveness of our marketing efforts as well as the consumer experience we provide through Yixin platform. Our marketing efforts for promoting Yixin brand will likely require us to incur significant costs and expenses and devote a large amount of resources. Brand promotion activities may not yield revenue increases, and, even if they do, there is no assurance that the revenue increases could be achieved together with or lead to Yixin’s brand recognition or the promotion of the awareness of Yixin platform. If we fail to enhance and maintain our brand recognition or Yixin’s brand recognition, we may not able to maintain or attract customers as we would expect and we may lose market share. In such event, our business, financial condition and results of operations may be materially adversely affected.

We have taken steps to enhance our brand recognition and gradually establish our identity independent of our partners by expending significant time and resources, including participating in auto shows and other branding events. We use priority listing and traffic referral services provided by major internet search engines in China to increase our customers and users' awareness of our products and services. For example, we provide auto-related content to market and promote our services via Baidu, Sogou and other search engines. We also cooperate with major news feed channels, such as Baidu, ByteDance, Tencent and Kuaishou, and major mobile phone manufacturers to place advertisements on their platforms in order to promote our services and brand recognition.

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

Our advertising and subscription business faces competition from many market participants. With respect to our automobile advertising services operated through bitauto.com, and corresponding mobile apps we face competition from China's automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, automotive channels of major internet portals, internet video websites, social media and networking websites, and emerging new media on mobile end, such as news reader applications, social media applications and ride-sharing applications, as well as traditional forms of media. Although we believe the rapid increase in China's online population will draw more attention away from traditional forms of media, such as television, newspapers, magazines and radio, we still compete with them for clients and advertising revenues. Competition with automotive vertical websites and portals is primarily centered on website traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social media and networking websites, internet video websites and new media on mobile end may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time. This is especially true for portal websites. With respect to our subscription business, we mainly face competition from automotive vertical websites, such as autohome.com.cn and pcauto.com.cn, in terms of automobile inventory, timeliness and accuracy of automobile pricing and promotional information and website traffic.

Moreover, with respect to our transaction services primarily operated by Yixin, we face intense competition in automobile finance market from traditional banks, auto finance companies, other auto financing lease companies, and other companies that provide auto loan facilitation services. Our competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and services. They may also have more extensive consumer bases, greater brand recognition and broader relationship with the constituents of the ecosystem including automakers, automobile dealers and auto finance partners than we have. As such, they may be better able to develop new services, to respond more quickly to new technologies and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and our business partners. In addition, our business partners may terminate their cooperation with us and engage in similar business as we do. Failure to compete with current and potential competitors and achieve more widespread market acceptance of our platform and services could harm our business and results of operations.

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

Our operating history may not provide a meaningful basis on which to evaluate our business. In recent years, we have started new initiatives, among others including our transaction services primarily provided by Yixin, which was launched in December 2013 as our auto finance department and our controlled subsidiary, Yixin, was officially established in November 2014.

We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We expect to continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	increase awareness of our brands, protect our reputation and develop customer loyalty;

•	manage our expanding operations and service offerings, including the integration of any future acquisitions; and

•	anticipate and adapt to changing conditions in the China's automotive, internet marketing and financing services industries as well as the impact of any changes in government regulations, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

Meanwhile, the limited operating history and the historical adjustment of business of Yixin make it difficult for investors to evaluate our business and prospects.

Problems with China's internet infrastructure or with our third-party data center hosting facilities could impair the delivery of our services and harm our business.

Our internet businesses heavily depend on the performance and reliability of China's internet infrastructure, the continual accessibility of bandwidth and servers to our service providers' networks, and the continuing performance, reliability and availability of our technology platform. Our advertising services on our websites and corresponding mobile apps enables us to place advertisement for our automotive customers, auto finance customers and insurance companies on the internet, and our SaaS platform enables us to deliver services to our automobile dealer customers, who access our software applications on the internet. Distribution of automobile dealers' pricing and promotional information is also accomplished through the internet. Our transaction services provided by Yixin enables us to interact online with our car buyers, automaker, automobile dealers, auto finance partners, and aftermarket service providers to promote our products and solutions. Because we do not license our software to our customers, our customers depend on the internet to access our services. In addition, we depend on the internet to effectively publish our customers' advertisements on our websites, which must be properly running and accessible to all visitors at all times. We rely on major Chinese telecommunication companies to provide us with bandwidth for our services, and we may not have any access to comparable alternative networks or services in the event of disruptions, failures or other problems. Our content distribution networks, located in several regions throughout China, may also be shut down or otherwise experience interruptions in a particular region. Internet access may not be available in certain areas due to natural disasters, such as earthquakes or local government decisions. If we experience technical problems in delivering our services over the internet either at national or regional level, we could experience reduced demand for our services, lower revenues and increased costs.

Our main servers are located in the internet data centers of third parties in Beijing and Shanghai. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers in different locations or on tapes stored in our offices. Even with disaster recovery arrangements, our services could still be interrupted. We have not experienced any system failures in 2018. However, we cannot guarantee that such system failures and interruptions will not happen in the future. Upon occurrence, such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

Failure to ensure and protect the confidentiality of the personal data of consumers could subject us to penalties, negatively impact our reputation and deter consumers from using our platform.

In providing our services, a challenge we face is the secure collection, storage and transmission of confidential information. We hold certain private information about consumers, such as their names, addresses and contact information, as well as financial and credit information. We also need to collect private information from and provide private information to our partners, third-party service providers and other parties for the purpose of conducting the automobile transactions. We are required to collect and use the private information in accordance with PRC laws and not to disclose or use such information without consent from our consumers. Consumers also demand complete security for such confidential information, which is essential to maintaining their confidence and trust in us. We rely on a network of process and software controls to protect the confidentiality of data provided to us or stored on our systems. We also rely on contracts with our partners and third-party service providers to ensure their protection of the private information we provide to them and to ensure they have the right to provide us the private information. If we, our business partners or third-party service providers do not maintain adequate controls or fail to implement new or improved controls, such data could be misappropriated or confidentiality could otherwise be breached. If we, our business partners or third-party service providers inappropriately disclose any personal information, we could be subject to claims for identity theft or similar fraud claims or claims for other misuses of personal information, such as unauthorized marketing or unauthorized access to personal information. Confidential information in our systems may also be compromised as a result of intentional or unintentional security breach. While we strive to protect our customers' privacy, any failure or perceived failure to do so may result in proceedings or actions against us by consumers, government entities or others, and could damage our reputation and subject us to fines and damages. In addition, such events would lead to negative publicity and cause consumers to lose their trust and confidence in us, which may result in material and adverse effects on our reputation, business, financial condition and results of operations.

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

In particular, security breaches to our database could have a material and adverse effect on our business. Our SaaS platform allows our customers to edit and publish pricing and promotional information, while our transaction services facilitates financed automobile transactions via Yixin's online platform. These websites and mobile apps store transmit such information and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers' data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers' data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer's data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and "hacking." Moreover, if a computer virus or "hacking" affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

We may not be able to successfully expand our service network into other geographical markets in China.

As of December 31, 2018, we had sales and service representatives network located in over 200 cities across China and we plan to continuously expand our network to more cities. Geographical expansion is particularly important for us to acquire more automobile dealer customers, whose operations are typically localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. We also aim to expand the network of auto dealers to enlarge the geographical reach of Yixin’s customers. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, we will not achieve our objectives, such as increasing our market share, and our results of operations may be materially and adversely affected.

Our competitive position and ability to generate revenues could be further harmed if we fail to develop and introduce new products and services and, even if we continue to introduce and grow our new business initiatives, we may not be able to successfully identify and timely and cost-effectively develop and introduce new products and services at all.

Continued increases in our advertising revenues from our automobile website and mobile apps depend on our ability to attract consumers to our media properties and monetize that traffic at profitable margins with advertisers. If our website and mobile apps do not provide a compelling, differentiated user experience, we may lose visitors to competing sites. Further, if traffic to our websites and mobile apps declines, we may lose some of our advertising customers who may reduce or cease their advertising purchases through us. In addition, both our dealer services and digital marketing solutions businesses rely on continued product and service innovations to retain existing, and attract new customers. Our automobile dealer customers may not continue to subscribe to our SaaS platform, if we do not timely enhance their user experience and broaden our product and service offerings. Similarly, our digital marketing solutions business may gradually lose its competitive advantage if we are slower in technological innovations or in announcing either new or enhanced products and services. In addition, the sustainable growth of revenues from our transaction services depends on our ability to provide efficient and quality services to facilitate financed automobile transactions. Our competitors may introduce new alternative products that are more sophisticated and cost-effective than ours.

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

Certain directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval, which may reduce the price of our ADSs and deprive shareholders of an opportunity to receive a premium for the ADSs.

As of March 31, 2019, our directors and executive officers beneficially owned approximately 11.2% of our outstanding ordinary shares. Accordingly, these directors and executive officers have substantial influence over the outcome of corporate actions requiring shareholders' approval, including the removal of directors, any merger or consolidation of our company, and any significant corporate transaction that includes a winding up, reduction of share capital or alteration of memorandum and articles of association, and their interests may not align with the interests of our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. These shareholders may cause corporate actions to be taken even if they are opposed by you and our other shareholders. This could deprive you and our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors' perception that conflicts of interest may exist or arise.

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

We rely on China's automotive and financial services industries for substantially all our revenues and future growth, and both industries are under rapid development and subject to many uncertainties.

We rely on China's automotive and financial services industries for substantially all our revenues, which we generate from providing internet content, marketing services and transaction services to our customers. We have greatly benefited from the rapid growth of China's automotive and financial services industries and the rise of China's online automobile financial services market during the past few years. However, China's automotive industry and online automobile financing market are under rapid development and remain subject to many uncertainties. We cannot predict how these industries or market will develop in the future. Further, the growth of China's automotive and financial services industries could be affected by many factors, including:

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

Any adverse change to these factors could reduce demand for automobiles, which, in return, would likely reduce demand for our products and services from automakers, automobile dealers, car buyers, auto finance partners, and other aftermarket service providers. Demand for our products and services is particularly sensitive to changes in general economic conditions. Automakers and automobile dealers may cut their marketing expenditures and car buyers may delay their purchases during periods of economic downturn. In addition, purchases of new automobiles are often discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy. Historically, unit sale of automobiles, particularly new automobiles, has been cyclical, fluctuating with general economic cycles. If China's automotive and financial services industries fail to expand or China's economy stagnates or contracts, our business, financial condition and results of operations would be materially and adversely affected.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. Since 2009, the PRC government has repeatedly changed the purchase tax on passenger automobiles with 1.6 liter or smaller engines. For example, purchase tax for passenger automobiles with 1.6 liter or smaller engines was raised back to 10% from previous 7.5% in January 2018. The Standing Committee of the National People’s Congress published the Vehicle Purchase Tax Law on December 29, 2018, which will take effect on July 1, 2019. Pursuant to the Vehicle Purchase Tax Law, except for certain exemptions, purchase tax for passenger automobiles should be 10%. In addition, in August 2014, several PRC government authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles that are within certain designated catalogues will be exempted from the purchase tax. This exemption period was later extended further to December 2020 according to an announcement jointly issued by several PRC government authorities in December 2017. In April 2015, several PRC government authorities also jointly announced that from 2016 to 2020, purchasers of new energy automobiles that are within certain designated catalogues will enjoy subsidies. In December 2016 and February 2018, relevant PRC government authorities further adjusted the subsidy policy for new energy automobiles in succession. In July 2018, several PRC government authorities jointly announced that passenger automobiles with 1.6 liter or smaller engines enjoy half reduction of the vehicle and vessel tax and new energy automobiles meeting certain criteria will be exempted from the vehicle and vessel tax. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing tax preference and government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed decline, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local government authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing government authorities adopted interim regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The interim regulations and the implementing rules were amended in December 2017. Local Guangzhou government authorities also announced similar regulations, which came into effect in July 2013 and was amended in June 2018. There are similar policies that restrict the issuance of new passenger car license plates in other cities, such as Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In October 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China's automotive industry, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

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

There have been recently signs that the rate of China's economic growth is declining. Any prolonged slowdown in China's economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers' and automobile dealers' demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

In addition, an economic downturn may reduce the number of automakers and automobile dealers in China and decrease the demand for our services. We depend on automakers and automobile dealers for business. Continued economic growth in China expanded the network of automakers and automobile dealers, which is the primary source of our customers. Since the early 1990s, many non-automotive enterprises joined China's automotive industry and started offering new lines of automobiles. An increasing number of foreign brands gradually entered the PRC market primarily by forming joint ventures with Chinese brands. Growing automobile production capacity and production volume have significantly increased the number of automobile dealers. By contrast, negative economic trends could lead to consolidations among automakers and automobile dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and automobile dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and automobile dealers have used our products or services, consolidations may result in purchase cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations. Lastly, with respect to our online automotive financial platform services, a significant general economic downturn may increase our or our financing partners’ credit risk exposure if the financial positions of the car buyers are severely and adversely affected. Although most of the financial leases via our platform are secured by the automobiles, foreclosures may be costly and time consuming and if those automobiles lose values dramatically, we may not be able to recover the full loan amount by foreclosures.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

Our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2018, our sales and service representatives network covered over 200 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial condition and results of operations could be materially and adversely affected in the event of any major catastrophic event.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the China Securities Regulatory Commission, or the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC further challenges the PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is subject to laws of the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the China Securities Regulatory Commission, or the CSRC, or the Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

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

As such, we conduct part of our material business through our variable interest entities in China, including, among others, Beijing Bitauto Information Technology Company Limited, or BBIT, and Beijing Yixin Information Technology Company Limited, or Beijing Yixin. Our variable interest entities are currently owned by shareholders who are PRC citizens or PRC entities and the relevant variable interest entities hold the requisite licenses or permits to provide internet content or advertising services in China. Shareholders of our variable interest entities are set forth in "Item 4. Information on the Company—C. Organizational Structure." Our variable interest entities entered into a series of contractual arrangements with our subsidiaries but directly operate our businesses in China. We have been and are expected to continue to depend on variable interest entities to operate our businesses. We do not have any equity ownership interest in any of the variable interest entities but control their operations and receive the economic benefits through a series of contractual arrangements. For more information regarding these contractual arrangements, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders."

Furthermore, on July 26, 2006, the Ministry of Industry and Information Technology, or the MIIT, released the Circular on Strengthening the Administration of Foreign Investment in Operating Value-added Telecommunications Business, or the MIIT Notice, which reiterates certain provisions under China's Administrative Rules on Foreign-Invested Telecommunications Enterprises. Among other things, the MIIT Notice prohibits domestic telecommunications license holders from (i) renting, transferring or selling telecommunications licenses to any foreign investors in any form and (ii) providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Under the MIIT Notice, holders of valued-added telecommunications business operating licenses, or their shareholders, must directly own the domain names and registered trademarks used by such license holders in their daily operations. BBIT's internet information services are considered value-added telecommunication services set forth in the MIIT Notice and BBIT owns an ICP license, for its provision of internet information service and all the trademarks used for its internet information services on its websites. Since there is currently no official interpretation or implementation practice under the MIIT Notice, it remains uncertain how the MIIT Notice will be enforced and whether or to what extent the MIIT Notice may affect the legality of the corporate structures and contractual arrangements adopted by foreign-invested internet companies that operate in China.

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

If we, any of the variable interest entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation, or the SAMR), which regulates advertising companies, and the Ministry of Industry and Information Technology, which regulates internet information services companies, and the CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

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

We rely on and expect to continue to rely on contractual arrangements with our variable interest entities in China and their respective shareholders to operate our internet content and advertising services business. Our variable interest entities contributed 76.0%, 50.5% and 38.9% of our total revenues in 2016, 2017 and 2018, respectively. Our wholly foreign-owned subsidiaries such as Beijing Bitauto Internet Information Company Limited, or BBII, and Tianjin Kars Information Technology Company Limited, or Tianjin Kars, follow the commonly used methodology, which is to charge service fees based on each variable interest entity's revenues reduced by its cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

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

In addition, if any variable interest entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the variable interest entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

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

Pursuant to the share pledge agreements, the shareholders of variable interest entities agreed to pledge all of their equity interests in variable interest entities to the relevant PRC subsidiaries to secure variable interest entities' performance of their obligations under the relevant contractual arrangements. The share pledge as contemplated under the share pledge agreements by and among our PRC subsidiaries, variable interest entities and each of their respective shareholders have been registered with the relevant local branch of the SAMR.

The share pledge agreements provide that the pledged equity interest shall constitute security for all of the payment obligations of the variable interest entities under the exclusive business cooperation agreement. However, it is possible that a PRC court may take the position that the amount indicated on the equity pledge registration forms filed with the local branch of the SAMR represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt.

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

As a result of our corporate structure and the contractual arrangements between us and our PRC variable interest entities, we are effectively subject to value-added tax and enterprise income tax on revenues derived from our contractual arrangements with our PRC variable interest entities. Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our variable interest entities and their respective shareholders will be regarded by the PRC tax authorities as arm's-length transactions. The relevant tax authorities may perform investigations to determine whether our contractual relationships with our variable interest entities and their respective shareholders were entered into on an arm's-length basis. If any of the transactions we have entered into among our wholly-owned subsidiaries in China and any of the variable interest entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm's-length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may conduct transfer pricing adjustments and adjust the profits and losses of such variable interest entities and assess more taxes on it. In addition, the PRC tax authorities may impose late payment interest and other penalties on such variable interest entities for underpayment taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the variable interest entities increase or if it is found to be subject to late payment interests or other penalties.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

In addition, the Foreign Investment Law further specifies that foreign investments shall be conducted in line with the negative list issued by or approved to be issued by the State Council. A foreign-invested enterprise, or an FIE, would not be allowed to make investments in prohibited industries in the “negative list,” while an FIE must satisfy certain conditions stipulated in the “negative list” for investments in restricted industries. It is uncertain as to whether the industry of internet content services, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions under the “negative list” to be issued. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Since our business operations are conducted in China, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. Because our business is closely related to the automotive and financial services industries and the internet marketing industry, both of which are highly sensitive to business and personal discretionary spending levels, our business tends to decline during general economic downturns.

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

The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Also see "—Risks Related to Our Business and Industry—Government policies on automobile purchases and ownership may materially affect our results of operations."

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the RMB has depreciated significantly against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund (IMF)'s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, the M&A Rules and recently issued regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008 and amended on September 18, 2018, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

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

On October 28, 2010, the Standing Committee of the National People's Congress promulgated the PRC Social Insurance Law, or the Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. According to the Social Insurance Law, employees must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees.

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

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China issued on August 21, 2006, or the Double Tax Avoidance Arrangement, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, or the Notice No. 81, by the State Administration of Taxation, or the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority. We are a Cayman Islands holding company and we have subsidiaries in Hong Kong which in turn hold controlling equity interest of our PRC subsidiaries. Substantially all of our income may be derived from dividends we receive from BBII and our other PRC subsidiaries. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by BBII and our other PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018 and superseded the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the SAT, when determining the applicant's status of the "beneficial owner" regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiaries are determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a "resident enterprise" of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with "de facto management body" within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define "de facto management body" as "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise. On April 22, 2009, or the SAT, issued a circular, or SAT Circular 82, and as amended on December 29, 2017, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, a bulletin issued by the SAT issued on July 27, 2011, which became effective September 1, 2011 and as amended on June 15, 2018, provided more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT's general position on how the "de facto management body" text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

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

Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

BBII enjoyed a five-year tax holiday from 2007 to 2011 and was eligible to enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax. In addition, in December 2008, BBII was designated as a "High and New Technology Enterprise" under the EIT Law. Historically, BBII successfully renewed its "High and New Technology Enterprise" status every three years and enjoyed a preferential income tax rate of 15%. Pursuant to the latest renewal completed in December 2017, BBII enjoys a preferential income tax rate of 15% for the years ended December 31, 2017, 2018 and 2019.

In December 2011, Beijing Bit EP Information Technology Company Limited, or Bit EP, was qualified as a "Software Enterprise" and enjoyed a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Bit EP becomes profitable since December 2011. In December 2016, Bit EP was designated as a "High and New Technology Enterprise" under the EIT law and enjoyed a preferential income tax rate of 15% for the years ended December 31, 2016, 2017 and 2018. We are currently in the process of renewing the "High and New Technology Enterprise" qualification for Bit EP.

In December 2013, Target Net (Beijing) Technology Company Limited, or Target Net, was qualified as a "High and New Technology Enterprise" under the EIT law and successfully renewed this status for another three years in December 2016. Pursuant to the renewal, Target Net enjoyed a preferential income tax rate of 15% for the years ended December 31, 2016, 2017 and 2018. We are currently in the process of renewing the "High and New Technology Enterprise" qualification for Target Net.

In December 2014, Bitauto (Xi'an) Information Technology Company Limited or Bitauto Xi'an, was qualified as a "Software Enterprise" and enjoys a two-year exemption from enterprise income tax followed by a three-year and a half reduction of enterprise income tax from the first fiscal year when Bitauto Xi'an became profitable since December 2014.

In May 2017, Shanghai Lanshu Information Technology Company Limited, or Shanghai Lanshu, was qualified as a "Software Enterprise" and enjoys a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when Shanghai Lanshu became profitable since December 2017.

In 2018, Beijing Yixin was qualified as a "Software Enterprise" and enjoys a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first year when Beijing Yixin became profitable since December 2015.

In accordance with relevant PRC laws and regulations, Xinjiang Yin'an Information Technology Company Limited, or Xinjiang Yin'an, is exempt from EIT for four years from January 1, 2017 to December 31, 2020, and Xinjiang Wanxing Information Technology Company Limited, or Xinjiang Wanxing, is exempt from EIT for three years starting from January 1, 2018 to December 31, 2020.

If any of BBII, Bit EP, Target Net, Bitauto Xi'an, Shanghai Lanshu, Beijing Yixin, Xinjiang Wanxing or Xinjiang Yin'an fails to maintain its qualification, the applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

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

Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also interprets the term "transfer of the equity interest in a foreign intermediate holding company" broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the indirect transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly. Where a non-resident enterprise conducts an "indirect transfer" by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698 and was further amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Public Notice 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

With respect to some of our leased properties, the lessors failed to provide property title certificates proving the title ownership of these lessors. According to PRC laws, rules and regulations, in situations where a landlord lacks evidence of the title or the right to lease, the relevant lease agreement may not be valid or enforceable under PRC laws, rules and regulations, and may also be subject to challenge by third parties. However, we cannot assure you that such defects will be cured in a timely manner or at all. Our business may be interrupted and additional relocation costs may be incurred if we are required to relocate operations affected by such defects. Moreover, if our lease agreements are challenged by third parties, it could result in diversion of management attention and cause us to incur costs associated with defending such actions, even if such challenges are ultimately determined in our favor. In addition, our lease agreements have not been registered with competent government authority. According to PRC laws, rules and regulations, the failure to register the lease agreement will not affect its effectiveness between the tenant and the landlord, however, the landlord and the tenant may be subject to administrative fines of up to RMB10,000 each for such failure to register the lease. As of the date hereof, we are not aware of any action, claim or investigation being conducted or threatened by the competent government authorities with respect to the defects in our leased properties. However, if we are fined or penalized by government authorities due to our lessors' failure to register our lease agreements, our business and financial condition may be negatively impacted.

We may be required to register our offices outside of our corporate residence address as branch offices under PRC law and any failure to do so may subject our centers to shut-down or penalties.

A company that uses an office in a location outside its corporate residence address to conduct business operation must register such office as a branch company with the competent local authority. In addition, as we expand our operations, we may need to register additional branch companies from time to time. As of the date of this report, we have not registered approximately half of the locations outside of the corporate residence addresses as branch companies. However, whether an operating place will be deemed as having business nature or otherwise qualified for branch company registration is subject to the sole discretion of the government authorities. We cannot assure you that the government authority will take the same view with us on whether an operating place is required or qualified to be registered as a branch company. We plan to apply for the registration of the relevant offices and we cannot assure you whether the registration can be completed in a timely manner. Although we have not been subject to any query or investigation by any PRC government authority regarding the absence of such registration, if the PRC regulatory authorities determine that we are in violation of the relevant laws and regulations, we may be subject to penalties, including fines, confiscation of income and suspension of operation. If we become subject to these penalties, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Failure to comply with PRC regulations regarding the registration requirements for employee stock option plans may subject our PRC plan participants or us to fines and other legal or administrative sanctions.

Under relevant PRC rules and regulations, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a qualified PRC domestic agent or PRC subsidiaries of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. In addition, the registration must be amended within three months after the occurrence of any material changes to the underlying plan. As of the date of this annual report, we have adopted four employee share incentive plans, all of which have been registered and updated with SAFE. Nevertheless, if in the future, we or our PRC grantees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions.

Risks Related to Our ADSs

The market price for our ADSs may continue to be volatile.

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$15.61 to US$39.54 in 2018. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies' securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. Moreover, since our controlled subsidiary, Yixin is listed on the Hong Kong Stock exchange, the volatility of the stock prices on the Hong Kong Stock exchange may further increase the volatility of our ADSs. Furthermore, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

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

For U.S. federal income tax purposes, non-United States corporation, such as our company, will be treated as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of "passive" income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the "asset test"). Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their financial results in our consolidated financial statements.

Assuming we are the owner of our PRC variable interest entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ending December 31, 2018. In addition, we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019, and for future taxable years.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2018. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2018. See "Item 15. Controls and Procedures." However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our holding company, Bitauto Holdings Limited, was incorporated in the Cayman Islands on October 21, 2005. We conduct most of our business through our operating subsidiaries and variable interest entities in China. See "—C. Organizational Structure" for information of our significant subsidiaries and variable interest entities that conduct our business operations in China.

In November 2010, our ADSs began trading on the NYSE with the ticker symbol "BITA".

In November 2012, ATG Global Management L.P., a wholly-owned subsidiary of AutoTrader Group, Inc., or ATG, purchased an aggregate of 9,000,000 ordinary shares from certain of our pre-IPO shareholders and became a shareholder of our company. In connection with certain internal restructuring transactions, in December 2018, Cox Automotive Global Investments, Inc. acquired our ordinary shares from ATG Global Management, L. P. As a result, ATG is no longer an indirect holder of our ordinary shares.

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

In June 2016, each of Tencent, JD.com and Baidu invested US$50 million in us in exchange for our newly issued ordinary shares. In August 2016, we issued convertible notes to PA Grand Opportunity Limited and its affiliates, or PAG, in an aggregate principal amount of up to US$150 million. The convertible notes are due in five years from the date of issuance and have an interest rate of 2.00% per annum. The initial conversion price is US$23.67 per ADS. After the closing of both transactions, Tencent, Baidu, JD.com and PAG held 7.1%, 3.2%, 23.5% and 8.2%, respectively, of our outstanding shares on a fully diluted basis taking into effect the new issuance and the conversion of the convertible notes at the initial conversion price. As of December 31, 2018, PA Grand Opportunity Limited transferred to a third party such number of the convertible notes, which have been converted to 1,013,941 ordinary shares of our company. In January 2019, PAG Asia Alpha L.P. converted part of its convertible notes to 21,123 ordinary shares of our company. We may repurchase the outstanding convertible notes held by PAG in whole in cash before maturity.

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

In March 2017, Gain Loyal Limited invested in U.S. dollars in the principal amount equivalent to RMB3.03 million in Beijing Creative & Interactive Digital Technology Company Limited, or CIG, in exchange for newly increased registered capital of CIG. At the closing of the transactions, CIG changed to a Sino-foreign joint venture from a PRC domestic company. In June 2017, BBIT, Bin Li and Weihai Qu entered into a termination agreement with CIG and BBII to terminate all of the contractual arrangements among them and transferred all the equity interests in CIG held by each party to BBII. In November 2017, BBII, together with other eight investors, invested in an aggregate amount of RMB600 million in cash in CIG in exchange for newly increased registered capital of CIG. Upon the closing of the transactions, we still held a majority of the equity interests of CIG on a fully diluted basis.

In May 2017, Tencent, together with certain other investors, invested in an aggregated amount of US$155 million in cash, as well as we contributed our used automobile business and agreed to provide traffic support, non-compete undertakings and free access to our automobile model database to Yixin, in exchange for newly issued series C preferred shares of Yixin. After the closing of the transactions, we continued to have control over Yixin, and the financial results of Yixin remained consolidated with our company.

On November 16, 2017, Yixin completed initial public offering and listed on the Hong Kong Stock Exchange. Yixin initially offered 878,680,000 of its shares, which represent approximately 14% of Yixin's shares in issue. Pursuant to a voting proxy agreement we entered into with Tencent and JD.com on October 31, 2017, we continue to have control over Yixin, and the financial results of Yixin remain consolidated with our company after Yixin's initial public offering.

On June 13, 2018, Yixin invested in Yusheng Holdings Limited, or Yusheng, by subscribing Yusheng’s interest-free convertible notes in the principal amount of US$260 million for a consideration of provision of certain agreed cooperation to Yusheng and a cash consideration of US$21 million, and Yusheng agreed to purchase from Yixin certain fixed and intangible assets relating to the used automobile transaction business of Yusheng for an aggregate purchase price of US$21 million.

Due to certain restrictions under PRC law on foreign ownerships of entities engaged in internet and advertising businesses, we conduct a certain part of our material operations in China through contractual arrangements among our PRC subsidiaries, our variable interest entities in China and the shareholders of these variable interest entities. As a result of these contractual arrangements, we control our variable interest entities and have consolidated the financial results of these variable interest entities and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Earnings of these variable interest entities are or will be transferred to our subsidiaries under the currently applicable contractual arrangements. The arrangements include exclusive business cooperation agreements and exclusive option agreements with the variable interest entities, which entitle our PRC subsidiaries to receive a majority of variable interest entities' residual returns. Under the arrangement, the earnings are transferred from our subsidiaries to us through dividends or other forms of distribution. In China, payment of dividends is also subject to certain limitations. PRC regulations currently permit payment of dividends only out of retained earnings as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, each of our PRC subsidiaries, is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its statutory reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. At its discretion, each of our subsidiaries, as a foreign-invested enterprise, may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Our principal executive offices are located at New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People's Republic of China. Our telephone number at this address is (86-10) 6849-2345. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 801 2nd Avenue, Suite 403, New York, New York 10017.

See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" for details regarding our capital expenditure.

B.	Business Overview

Overview

We are a leading provider of internet content & marketing services and transaction services for China's fast-growing automotive industry. Our bitauto.com website and its corresponding mobile apps provide consumers with comprehensive up-to-date information on automobile pricing and promotional information, specifications, reviews and consumer feedback. Our bitauto.com website was the most visited automotive vertical website in China for new automobile pricing and promotional information in the fourth quarter of 2018, according to iResearch. We also distribute our automobile dealer customers' automobile pricing and promotional information through over 580 internet service provider partners as of December 31, 2018. As a result, our automotive database and content had broad consumer reach to China's internet users.

We managed our businesses in three segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. Our advertising and subscription business provides a variety of advertising services to automakers through our websites as well as corresponding mobile apps. The website and mobile apps provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. We provide transaction-focused online advertisements and promotional activities services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies. As Yixin sold taoche.com and its mobile apps in relation to used automobiles in June 2018, we no longer provide such services relating to used automobiles since then. We offer subscription services via the SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Our transaction services business is primarily conducted by Yixin, our controlled subsidiary, a leading online automobile finance and transaction platform in China, which provides transaction platform services as well as self-operated financing services. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation.

We have established a nationwide customer base of automobile dealers in China, with a stable large number of paying subscribers for new cars of over 26,700 in 2018. In addition, we have a diverse base of automaker customers, to whom we provide advertising services and digital marketing solutions. Our advertising service customers base covers a majority of automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures. In 2018, 73 out of 83 major gasoline automakers and 13 out of 29 new energy automakers in China placed advertisements on our bitauto.com website and corresponding mobile apps. Our customer base with the combination of individual customers, automakers, automobile dealers, auto finance partners and other aftermarket service providers allows us to cross sell our services, which increases customer loyalty. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Our revenues were RMB5.77 billion (or RMB5.29 billion, if the VAT was presented on a net basis), RMB8.75 billion (or RMB8.08 billion, if the VAT was presented on a net basis) and RMB10.58 billion (US$1.54 billion) in 2016, 2017 and 2018, respectively.

Our Services

Our Advertising and Subscription Business

We provide advertising services to automakers and subscription services to automobile dealers through our bitauto.com website and its corresponding mobile apps. We provide transaction-focused online advertisements and promotional activities services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies. As Yixin sold taoche.com and its mobile apps in relation to used automobiles in June 2018, we no longer provide such services relating to used automobiles since then.

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

The standard service modules for new automobile dealer subscribers include the following:

•	Dealer Listing Service is provided to our subscribers to help them reach a broad base of purchase-minded consumers. We publish our subscribers' new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website and corresponding mobile apps. To further broaden our subscribers' consumer reach, we have entered into arrangements with over 580 partners to become their provider of automobile pricing and promotional information. We automatically feed such information to our partners from our proprietary new automobile database, which is regularly updated and maintained by our automobile dealer customers. We may pay a fixed fee to our major partners for their advertising space.

•	Autosite enables our subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our service also has interactive features that allow consumers to make online reservations for test drives, indicate purchase interest and ask questions and get answers online from our automobile dealer customers. We also register and maintain independent internet domain names for Autosite users.

•	Virtual Call Center provides a toll-free number to each automobile dealer for consumer inquiries. Each toll-free number has a virtual voicemail in the SaaS platform. Over 21 million call minutes were logged in 2018.

•	Auto Mini Store is an efficient marketing tool, which, with the support of the smart technology, directly connects the sales persons or consultants at automobile dealer stores with potential car buyers.

Our Transaction Services Business

Our transaction services business is primarily conducted by Yixin, our controlled subsidiary, a leading online automobile finance and transaction platform in China, which provides transaction platform services as well as self-operated financing services.

•	Transaction platform business. For transaction platform business, we primarily facilitate auto loans offered by our auto loan facilitation financing partners to consumers.

•	Self-operated financing business. For self-operated financing business which is primarily operated by Yixin, we provide consumers with auto finance solutions through financing leases.

Our Digital Marketing Solutions Business

Our digital marketing solutions business, operated through CIG, provides one-stop solutions to meet the digital advertising needs of international and domestic automakers in China. We distinguish ourselves from many of the general advertising agencies with our in-depth knowledge of China's automotive industry and our ability to offer the following integrated advertising solutions to automakers.

•	Online advertising. We cover all aspects of online advertising. Our in-house creative team works closely with automakers to make strategic plans and produce digital advertisements. We procure media space and display periods from portals and automotive vertical websites, including bitauto.com. We place advertisements on behalf of our customers on these portals and auto vertical websites to achieve cost-effective advertising results. We monitor performance indicators such as the number of hits and clicks on online advertisements that we have placed using automatic monitoring tools. We analyze this data to optimize advertisement placing strategies for our automaker customers.

•	Website creation and maintenance. We provide website creation and maintenance services to our automaker customers. Our in-house creation team uses interactive and multimedia technologies to develop official websites for our automaker customers. Our typical automaker customer may have many official websites developed for each of their automobile models, local automobile dealers or special promotional events.

•	Online public relations. We have extensive experience in handling our automaker customers' daily online media interactions, monitoring online media coverage and developing and implementing strategies in response to crisis.

•	Online marketing campaigns. We conduct cost-effective online marketing campaigns for our customers through performing in-depth market research of the target audience group, identifying the most effective online media, creating and publishing campaign materials on multiple online mediums to help our automaker customers achieve their goals.

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

Our Database

Our database is the source of information for our websites and mobile applications, which includes the automobile pricing, promotional and automobile dealer business information. We believe our automotive content and database are one of the most comprehensive among China's online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our services as well as for future expansions. Given the significant amount of time, resources and nationwide network of automobile dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (i) content designed for automobile consumers; (ii) automobile dealers' business and contact information; (iii) automobile pricings and promotional information and (iv) financial products and solutions for the car buyers and our financing partners. As of December 31, 2018, our database contained:

•	Business and contact information of over 27,500 new automobile dealers;

•	Approximately 27 million listings of new automobile pricing and promotional information and 108 million automobile news pieces; and

•	Automobile model database featuring a wide collection of global car models.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives network located in over 200 cities across China, as of December 31, 2018, or by our automobile dealer customers directly. Automobile pricing and promotional information is maintained and regularly updated by automobile dealers through subscription on our bitauto.com website and its corresponding mobile apps, and generally reflects the automobile dealers' latest price. Specifications and features of each automobile model are collected by an editing team from automakers and automobile dealers. Most automobile pictures are taken by our own editing team. Industry news is licensed from third-party content providers.

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

Product Development

Our internet services are supported and enhanced by a team of more than 1,200 experienced and dedicated product development employees, including many industry experts with in-depth knowledge of automotive and information technologies and online marketing. We develop and improve our products and services to meet the evolving needs of our customers and users. In recent years, we strengthened various functions of our transaction services with the support by our technological developments. For example, at the end of 2017, we officially launched a brand new upgraded "Easy Partner" to make better direct connection between dealers' sales representatives and car buyers, help automobile dealers to conduct more effective marketing and distribution by taking advantage of mobile internet, social networking, big data, and AI technologies, as well as to improve car buyers' experience by delivering quality services to them and further improve conversion rates. We utilize our big data and customer profiles to provide our advertising customers with accurate advertising products for each consumer. In the first quarter of 2019, we also launched Bitauto Index 3.0, which provides marketing and sales analysis based on big data. Additionally, we launched our automobile intelligent assistant, Elita. Leveraging on the most comprehensive knowledge base in the auto field and integrating our existing resources, Elita is designed to help car buyers select and purchase cars and provide intelligent services for the complete life cycle of our users. We spent approximately RMB457.4 million, RMB565.7 million and RMB611.1 million (US$88.9 million) on product development in 2016, 2017 and 2018, respectively. These expenditures represented 7.9%, 6.5% and 5.8% of our total revenues in 2016, 2017 and 2018, respectively.

Sales, Marketing and Customer Support

We employ an experienced sales force in each city to increase market penetration. We provide in-house education and training for our sales force to ensure they provide our current and prospective clients comprehensive information about our services and convey the advantages of using our bitauto.com website and its corresponding mobile apps as marketing channels. To help our customers explore the potential synergies between their sales and marketing initiatives, we coordinated their respective selling and branding activities, which in turn improve the efficiency of our internet marketing solutions and increase our customers' satisfaction and their loyalty toward our services. Our sales and customer support team provide dedicated offline assistance to potential car buyers in terms of transaction services, primarily consisting of transaction platform and self-operated financing services, which helps to facilitate the completion of transactions. Meanwhile, through Yixin's platform, we also establish partnership with automobile dealership stores to reach more customers. We have been deploying training and other quality control resources to ensure our automobile dealer cooperative network maintains a satisfactory level of consumer experience.

We believe our brand names are well recognized throughout China's automotive industry and our relationships with our partners are well established within the industry.

We use a variety of marketing programs to reach our current and prospective customers and consumers, including the following:

•	We sponsored the Formula Student China events first in 2010 along with the Society of Automotive Engineers of China. In 2015, we agreed to further sponsor this event for another five years with a total commitment of RMB15 million. In 2018, we sponsored four colleges to participate and complete the competitions;

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing, Shanghai, Guangzhou and Chengdu, and have been one of the most popular and most active participants among China's automotive vertical websites at many exhibitions.

•	Since 2011, we have been hosting the Annual Celebration of Automobiles, which selects and recognizes most popular cars and models and has become one of the most influential events of similar kind in China's automotive industry. In addition, we have organized automobile dealer forums in order to strengthen our relationship with automobile dealer customers.

•	We organize and host the annual Night of Auto People event, which is one of the most prominent events in China's automobile industry, since 2012.

•	We organized and hosted the International Classic Car Show China and Bitauto music carnival at the International Grape Exhibition Garden in Beijing, China, aiming at creating a young, fashionable and creative brand image and making Bitauto a highly recognized brand name.

We also provide customer services and training to our automobile dealer customers in order to help them fully utilize the potential of our SaaS platform and foster customer loyalty.

Customers

Our customers consist primarily of automakers, automobile dealers, consumers, auto finance partners and insurance companies.

We have more automobile dealer customers than automaker customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. No single automobile dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large amounts of their contracts with us. In 2016, 2017 and 2018, revenues from the top three automaker customers in each period accounted for approximately 6.5%, 7.4% and 6.1%, respectively, of our total revenues.

The following summary illustrates the customers of our three business segments.

Advertising and subscription business customers. We have a broad base of advertising customers and subscribers. The combination of a large purchase-minded visitor base and comprehensive automotive content has attracted most of China's major automakers to place advertisements on our websites and mobile apps. Our advertising service customers base covers a majority of automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures. In 2018, 73 out of 83 major gasoline automakers and 13 out of 29 new energy automakers in China placed advertisements on our bitauto.com website and corresponding mobile apps We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates in China independently from their overseas investors and because those joint ventures typically have their own separate advertising budgets. We therefore treat such joint venture as a different advertising business customer than their investors. We have established a large customer base for our subscription business. We had over 26,700 paying new car dealer subscribers in 2018. We enter into a service agreement with each subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for subscribers to terminate the agreement without cause. Under these service agreements, we have the right to require customers to revise their information to be published through our SaaS platform if the information violates applicable laws. Each customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing and promotional information, and is liable to any consumers who incur losses resulting from the subscriber's failure to provide such updated and accurate information. In addition, we provide transaction-focused online advertisements and promotional activity services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies. As Yixin sold taoche.com and its mobile apps in relation to used automobiles in June 2018, we no longer provide such services relating to used automobiles since then. With regard to advertising and subscription services provided by Yixin before its sales of taoche.com and its mobile apps in June 2018, we provided advertising services to automakers, automobile dealers, auto finance partners, and insurance companies on our platform, promotional services to automobile dealers, and subscription services to the subscribers of our membership services.

Transaction services business customers. Yixin, our controlled subsidiary, operates our transaction services business which is primarily comprised of (i) transaction platform business, where we primarily facilitate auto loans offered by our auto loan facilitation financing partners to consumers; and (ii) self-operated financing business, where we primarily provide consumers with auto finance solutions through financing leases.

Digital marketing solutions business customers. Our digital marketing solutions customers include many well-known automakers in China. We enter into internet marketing service agreements with these automakers, the terms of which are generally one year though some automakers have been our customers for many years, even in the absence of a multi-year agreement. The cumulative number of the automaker customers in our digital marketing solutions business grew from 78 in 2017 to 94 in 2018. On behalf of these automaker customers, we placed RMB3.81 billion (US$553.9 million) of online automotive advertisements in 2018, including those placed on our own websites.

Competition

We face competition in each line of our services:

•	Our advertising and subscription business faces competition from many market participants. With respect to our new automobile advertising services, we face competition from China's automotive vertical platforms, such as autohome.com.cn and its mobile apps, pcauto.com.cn and its mobile apps, and dongchedi app, the automotive channels of major internet portals, internet video sites, social media and networking websites and emerging new media on mobile end such as news reader applications, social media applications and rider-sharing applications, as well as traditional forms of media. Competition with other platforms is primarily centered on platform traffic and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. Our subscription services face competitions from China's automotive vertical platforms, such as autohome.com.cn and its mobile apps, pcauto.com.cn and its mobile apps, and dongchedi app in terms of automobile listing, timeliness and accuracy of automobile pricing and promotional information and platform traffic. We also compete with online auto information platforms that provide automobile and auto-related content, and offer advertising and subscription services.

•	Our automobile transaction services face competition from automobile transaction platforms that connect consumers with various players across the industry value chain to facilitate financed automobile transactions and provide financing services. We also face intense competition in the automobile finance market from traditional banks, auto finance companies, other auto financing lease companies, and other companies that provide auto loan facilitation services. We compete with these competitors for customer reach and customer engagement, which require us to react quickly to meet the changing consumer preferences and buying trends relating to our transaction business.

•	Our digital marketing solutions business faces competition from other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu Aegis Network and WPP as well as local agencies that specialize in providing online marketing services, including Hylink Advertising, Guangdong Advertising Group, Tensyn and iForce. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

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

Regulations on Internet Information Services

BBIT operates www.bitauto.com and other websites, and Beijing Yixin operates www.daikuan.com to provide internet information services for China's automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial internet information services, the service providers shall obtain an ICP license. BBIT holds an ICP license issued by Beijing Telecommunications Administration Department, effective until February 25, 2021, which permits BBIT to carry out commercial internet information services using the above-mentioned domain names. Beijing Yixin has obtained an ICP license for the provision of information services through the internet, which remains valid until September 2020.

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

On November 7, 2016, the Standing Committee of the National People's Congress promulgated the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, network operators are obligated to safeguard security of the network in conducting business and providing services. Network service providers must use technology or take other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. In accordance with the Cyber Security Law, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant collected personal information.

In addition, the Standing Committee of the National People's Congress promulgated Anti-Terrorism Law of China on December 27, 2015, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security, information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

On November 15, 2018, the SIIO issued the Provisions on the Security Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization, which requires the ICP operators to conduct security assessments on its internet information services if such services offer forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, online live-streaming, information sharing, small programs or such other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. The ICP operators shall conduct self-assessment on, among others, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report to the local competent Internet information office and public security authority.

BBIT, Beijing Yixin and some other entities in our group are ICP operators, and are therefore subject to the regulations relating to information security and security assessment. They have taken measures to comply with these regulations.

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

BBIT holds an internet culture operating license issued by the Ministry of Culture to provide internet cultural services, which will expire on April 21, 2019. BBIT is currently in the process of renewal of such license. Although we do not foresee difficulty in successfully completing such renewal, in the event we fail to renew this license, our ability to provide internet cultural services may be affected. In addition, we will continue to operate our business pending the completion of the renewal process and if we are deemed to have violated relevant laws and regulations for this gap period operation, we may face fines and other governmental actions as a result.

Regulations on Internet Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television (currently known as the National News and Publication Bureau, or the NNPB), and the Ministry of Industry and Information Technology jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulations, which took effect on March 10, 2016 and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulations authorize the NNPB, to administer, and grant approval to, all entities that engage in internet publishing, and Ministry of Industry and Information Technology, as authority in charge of internet industry, to implement corresponding supervision and administration for internet publishing business. Pursuant to the Internet Publishing Regulations, the term "internet publishing service" means the provision of online publications to the public via information network; the term "online publications" means the digital works with editing, production, processing and other publishing features, provided to the public via information network, which mainly includes: (i) informative, thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works within literature, art, science and other fields; (ii) the digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications; (iii) the network documentation database or other digital works formed through aforementioned works by selecting, organizing, collecting and other means; and (iv) other types of digital works identified by NNPB.

The Internet Publishing Regulations regulate internet publishing business and content of the internet publications in China. Entities engaged in internet publishing business must be subject to annual inspection and only carry out such business within the approved scope. Entities engaged in internet publishing business are not allowed to lend, lease, sell or transfer its internet publishing permit, including allowing other internet information service providers to provide internet publishing services using its name. Further, foreign invested entities cannot engage in internet publishing business. As an internet content provider, BBIT releases articles to the internet users on its websites. According to the Internet Publishing Regulations, such acts may be deemed internet publishing. BBIT has obtained an internet publishing permit from the State Administration of Press, Publication, Radio, Film and Television (formerly known as the General Administration of Press and Publication and currently known as the NNPB), which will remain effective until December 31, 2021. If we are deemed to be in breach of relevant internet publishing regulations, the PRC regulatory authorities may impose penalties, including warning, fines, confiscation of illegal income, ordering rectification, suspending permit, suspending business, deleting illegal contents, and seizing the related equipment and servers used primarily for such activities.

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

Regulations on Internet Audio-Video Programs and Radio and Television Program Production

The State Administration of Radio, Film and Television (currently known as the National Radio and Television Administration, or the NRTA), and the Ministry of Industry and Information Technology jointly issued the Administrative Measures Regarding Internet Audio-Video Program Services, or the Internet Audio-Video Program Measures, which became effective on January 31, 2008 and was amended on August 28, 2015. The Internet Audio-Video Program Measures stipulate, among other things, that any entity that engages in the production, editing, integration, and provision to the public through the internet, of audio-video programs, and the provision of audio-video program uploading and transmission services, shall apply for an internet audio-video program operating license. To apply for the internet audio-video program operating license, the applicant shall be an entity wholly owned or controlled by state-owned enterprises, have sound technical measures for security protection, and meet other conditions set forth in the Internet Audio-Video Program Measures. However, according to the application procedures announced by the NRTA, Film and Television, non-State controlled websites which were established before promulgation of the Internet Audio-Video Program Measures and which are in compliance of the relevant PRC law may be granted with the license. BBIT has obtained an internet audio-video program operating license, which will remain effective until February 2021.

In addition to the internet audio-video program operating license, the Internet Audio-Video Program Measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television (currently known as the NRTA) issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, and was amended on August 28, 2015, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be "internet movie producing." BBIT holds an operating license for the production of radio and television program, effective until June 4, 2020.

On March 16, 2018, the NRTA issued the Notice on Further Regulating the Transmission Orders of Internet Audio and Video Program, pursuant to which, among others, (i) online streaming platforms shall not illegally capture, edit, or reprogram audio-video programs, (ii) the movie clips and prevue broadcasted on the platform shall come from the licensed broadcasting and television programs; and (iii) the providers of radio and television program and online audio-video programs shall verify qualifications of sponsors for such programs and shall not accept the sponsorship or advertising from or cooperating in any other form with any unlicensed online audio-video service providers.

The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the SIIO promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local government authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the State Administration of Radio, Film and Television (currently known as the NRTA) issued a Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain the internet audio-video program operating license with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio-radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use "radio station, " "television station, " "broadcasting station," "TV" or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval. Furthermore, the Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the MIIT, the SIIO, the NRTA and several other government agencies in August 2018 reiterates the license requirements for internet live-streaming service providers and requires the operator to file with the local public security authority within 30 days after it launches the internet live-streaming service.

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

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC subsidiary that engages in value-added telecommunications business. However, the MIIT released an announcement in June 2015 to remove the restriction on foreign equity for "online data processing and transaction processing businesses" as provided in the Catalog of Telecommunication Businesses promulgated by the MIIT. The Guidance Catalog of Industries for Foreign Investment, as amended in 2017, and Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2018, allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

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

We conduct a certain part of our material businesses in China through our variable interest entities in China, which among others, include BBIT and Beijing Yixin. BBII has contractual arrangements with BBIT and its shareholders. Tianjin Kars, has contractual arrangements with Beijing Yixin and its shareholders. BBIT holds a regional ICP license, which is one kind of value-added telecommunications licenses, to conduct internet information services in Beijing and currently owns, or otherwise has the legal right to use, all the domain names in connection with our business covered by its ICP license. BBIT has submitted registration applications for the trademarks used for its internet information services on its websites, but has not received approval for all its applications. Some of BBIT's registration applications are still under review. Beijing Yixin holds an ICP license issued by Beijing Communications Administration Bureau, which is a type of value-added telecommunications licenses, to conduct internet information services and currently owns, or otherwise has the legal right to use, all the domain names and trademarks used for its internet information services on its websites. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities may not take a view that the contractual arrangements by and among our variable interest entities and their respective shareholders are in violation of the PRC laws and regulations. If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with PRC law and regulations restricting foreign investment in the telecommunications business, we could be subject to severe penalties.

Regulations on E-commerce

The National People’s Congress promulgated the E-commerce Law on August 31, 2018, which took effect on January 1, 2019. The E-commerce Law clarifies some obligations for the e-commerce operators. For example, among other things, an e-commerce operator shall (i) disclose its business license and other administrative licenses related to its business or a link to the above information at a prominent place on the homepage of the platform; (ii) fully and accurately disclose information related to commodities and services offered on its platform in a timely manner; (iii) inform the users in a clear, comprehensive and explicit manner of the steps to conclude a contract, cautions, how to download the contract, etc., and ensure that users are able to read and download them conveniently; (iv) enable the users to make any corrections before orders are submitted; (v) disclose the methods and procedures for inquiring, correcting and deleting users’ information and deregistering users’ accounts, and not set unreasonable for such inquiry, correction, deletion and de-registration; and (vi) provide relevant e-commerce data to competent authorities as required by such authorities pursuant to laws and administrative regulations. The E-Commerce Law also specifically provides certain obligations for operators of e-commerce platform. Pursuant to the E-Commerce Law, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government authorities when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of the SAMR and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. In addition, for goods and services provided via e-commerce platforms that pertinent to the life and health of consumers, e-commerce platform operators shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operators’ failure to duly verify the qualifications or the licenses of the business operators on the platforms or to duly perform their safety protection obligations as required by the E-Commerce Law.

Regulations on Advertising Content

The PRC government regulates the content of advertisements through Advertisement Law, as promulgated and recently amended on October 26, 2018 and other similar laws and regulations in China. PRC laws and regulations prohibit, among other things, false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs, pharmaceutical precursor chemicals, as well as drug addiction treatment medicines, medical devices and treatment methods are not permitted. Advertisements for tobacco may not be broadcast on television. Restrictions also exist regarding the advertisement of patented products and processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. All advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, along with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

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

In addition to the above regulations, the Internet Advertising Measures for Internet Advertisements promulgated the State Administration for Industry and Commerce (currently known as the SAMR) in July 2016 also sets forth certain compliance requirements for online advertising businesses. For example, advertising operators and distributors of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and distributors must examine supporting documents provided by advertisers and verify the contents of the advertisements before publishing. If the contents of advertisements are inconsistent with the supporting documents, or the supporting documents are incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services. The Internet Advertising Measures also prohibits the following activities: (i) providing or using applications and hardware to block, filter, skip over, tamper with, or cover up lawful advertisements; (ii) using network access, network equipment and applications to disrupt the normal transmission of lawful advertisements or adding or uploading advertisements without authorization; and (iii) harming the interests of a third party by using fake statistics or traffic data.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the SAMR or its local branches may force the violator to terminate its advertising operation or even revoke its business licenses. Furthermore, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties.

Regulations on Financing Lease

The Administrative Measures of Supervision on Financing Lease Enterprises, or the Administrative Measures, was formulated by the MOFCOM and became effective on October 1, 2013. According to the Administrative Measures, the MOFCOM and the provincial-level commerce authorities are in charge of the supervision and administration of financing lease enterprises. A financing lease company shall report, according to the requirements of the MOFCOM, the relevant data in a timely and truthful manner through the National Financing Lease Company Management Information System. Specifically, a financing lease enterprise shall, submit, within 15 business days after the end of each quarter, the statistics on and summary of its operation in the preceding quarter, and statistics on and summary of its operations in the preceding year as well as its financial and accounting report (including appended notes thereto) audited by an auditing firm for the preceding year prior to April 30 of each year. In the event of a change of name, a relocation to another region, an increase or decrease of registered capital, a change of organizational form, an adjustment of ownership structure or other changes, a financing lease company shall report to the competent provincial-level commerce authority in advance. A foreign-invested financing lease company that undergoes such changes shall go through approval and other procedures according to the relevant provisions. A financing lease company shall, within five business days after registering such changes, log into the National Financing Lease Company Management Information System to modify the above information.

Financing lease enterprises should use leased properties, which have clear ownership and capable of generating revenue, as carrier to carry out the financing lease business. Financing lease enterprises shall not engage in accepting deposits, providing loans, entrusted loans or other financial services or inter-bank borrowing unless permission has been granted from the relevant departments. Financing lease enterprises must not carry out illegal fund-raising activities under the name of a financing lease company. According to the Administrative Measures, financing lease enterprises shall strengthen their internal risk controls, and establish effective classification management system for risk assets, and adopt a credit appraisal system for the lessee, a post recovery and disposal system and a risk alert mechanism. The risk assets of a financing lease company shall not exceed ten times of its total net assets. A financing lease company shall also establish an affiliated transaction management system, and exclude persons related to the affiliated transactions from the voting or decision-making process for affiliated transactions where the lessee is an affiliate. In the event of any purchase of equipment from an affiliated production company, the settlement price for such equipment shall not be lower than the price offered by such company to any third party of such equipment or equipment of the same batch.

The Administrative Measures also contain regulatory provisions specifically focusing on sale-leaseback transactions. The subject matter of a sale-leaseback transaction shall be properties that possess economic functions and produce continuous economic benefits. A financing lease company shall not accept any property to which a lessee has no title, or on which any mortgage has been created, or which has been sealed up or seized by any judicial organ, or whose ownership has any other defects as the subject matter of a sale-leaseback transaction. A financing lease company shall give adequate consideration to and objectively evaluate assets leased back, set purchasing prices for subject matter thereof with reference to reasonable pricing basis in compliance with accounting principles, and shall not purchase any subject matter at a price in excess of the value thereof.

Pursuant to the Circular of the General Office of the Ministry of Commerce on Strengthening and Improving the Approval and Administration over Foreign-invested Financing Lease Companies promulgated on July 11, 2013, foreign-invested financing lease companies that failed to conduct substantive financing lease business operations in the previous fiscal year or failed to pass the annual inspection and had violations of laws and regulations, shall be ordered by the local authority to make rectifications and report the information on such rectification to the MOFCOM. Foreign-invested financing lease companies shall not engage in accepting deposits, providing loans, entrusted loans or inter-bank borrowing and equity investment unless permission has been granted from relevant departments. This circular specifies that foreign-invested financing lease companies are not allowed to provide direct or indirect financing to local governmental financing companies which undertake public welfare project in any form in order to prevent fiscal and financial risks.

In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed China Banking and Insurance Regulatory Commission.

Shanghai Yixin Financing Lease Company Limited, Tianjin Hengtong Jiahe Financing Lease Company Limited and Guangzhou Rongche Lease Company Limited, our proprietary financing lease subsidiaries, have obtained the approval to operate financing lease business as issued by the MOFCOM or its local counterparts.

Regulations on Financing Guarantee

On August 2, 2017, the State Council promulgated the Financing Guarantee Rules, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing; “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense.

In addition, the Financing Guarantee Rule further specifies that financing guarantee companies shall not engage in accepting deposits whether or not in a disguised form, providing loans, entrusted loans or entrusted investment. The financing guarantee companies shall establish relevant business regulations of the financing guarantee project review, post-guarantee management, post recovery and other internal control systems, such as risk management system, in accordance with the principle of prudent operation. The total balance of the outstanding financing guarantees provided by a financing guarantee company shall not exceed ten times of its net assets. In respect of the information disclosure, the financing guarantee companies shall provide the creditor of the guaranteed parties with information on the business activities and financial status related to the financing guarantee.

Regulations on Internet Insurance

In July 2015, the China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission) issued Interim Measures for the Regulation of Internet Insurance Business, or the Internet Insurance Interim Measures, pursuant to which no institutions or individuals other than insurance institutions, which refer to insurance companies, insurance agency companies, insurance brokerage companies and other qualified insurance intermediaries, may engage in the internet insurance business. Under the Internet Insurance Interim Measures, insurance institutions are allowed to conduct internet insurance business through both self-operated online platforms and third-party online platforms. Self-operated online platforms refer to online platforms set up by insurance institutions. Third-party online platforms refer to online platforms providing network supporting services for internet insurance business activities of insurance consumers and insurance institutions, but excluding self-operated online platforms. Third-party online platforms which are not insurance institutions are only allowed to provide network supporting services, and shall not provide any internet insurance business such as sales, underwriting, settlement of claims, cancelation of insurance, complaints handling and customer services. The third-party online platforms are required to meet certain conditions, including obtaining relevant value-added telecommunication licenses or completing internet content provider filings, as applicable, and having network access within the territory of the PRC. Insurance institutions are prohibited from cooperating with third-party online platforms that do not meet those conditions. In addition, the premiums paid by insurance customers are required to be directly transferred to the special account for premium income of the insurance institutions, and the third-party online platform is not allowed to collect premiums on behalf of the insurance institutions. The online platforms shall accurately disclose the information of insurance products required by laws and regulations, and shall not make any false representations, exaggerate previous achievements, illegally promise earnings or undertake to bear losses, or provide other misleading descriptions.

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients' identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law, financial institutions subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The People's Bank of China, or the PBOC, and other government authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

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

We conduct a certain part of our material businesses in China through our variable interest entities in China and their respective shareholders. Prior to our initial public offering in 2010, all ultimate shareholders of our company who we know are PRC residents filed or updated their foreign exchange registrations with the Beijing Office of the State Administration of Foreign Exchange with respect to their direct or indirect holding of shares in our company. After our initial public offering, in December 2010, these shareholders have amended the foreign exchange registration in accordance with Circular 75 to reflect the change of their shareholding in the company. In connection with the strategic investment by AutoTrader Group, Inc., or ATG, in November 2012, certain members of our management purchased shares from a pre-IPO shareholder. In December 2013, we completed a follow-on public offering of 1,264,855 ADSs, each representing one ordinary share, at the public offering price of US$30.00 per ADS. A selling shareholder also offered and sold 1,484,345 ordinary shares. The aforesaid management members who are PRC residents and our ultimate shareholders have not amended their existing foreign exchange registration to reflect the change of their shareholding as a result of the aforesaid transactions in accordance with the then-effective foreign exchange registration regulations. As a result of the promulgation of Circular 37, it is uncertain whether our PRC resident shareholders would be required to amend the relevant existing foreign exchange registrations for the aforesaid transactions, which were consummated prior to the promulgation of Circular 37 and did not affect their shareholdings in the First Level SPVs.

We have requested PRC resident shareholders who to our knowledge hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under Circular 37 or other related rules. See "Item 3. Key Information – D. Risks Factors – Risk Related to Doing Business in China – PRC Regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws."

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

China's National Labor Law, which became effective on January 1, 1995 and was amended on December 29, 2018, and China's National Labor Contract Law, which became effective on January 1, 2008 and was amended on December 28, 2012, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation's workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

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

PRC Enterprise Income Tax Law

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The EIT was amended on December 29, 2018. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises satisfying certain qualifications such as “High and New Technology Enterprise” and “Software Enterprise” enjoy a preferential enterprise income tax rate. An enterprise established outside of China with its "de facto management bodies" located within China is considered a "resident enterprise," meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises "substantial and overall management and control over the production and operations, personnel, accounting, and properties" of the enterprise.

The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009, and as amended on December 29, 2017. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled offshore incorporated enterprise is located in China, which include all of the following conditions: (a) the location where senior management members responsible for an enterprise's daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the SAT issued a bulletin on July 27, 2011, effective September 1, 2011, and as amended on June 15, 2018, providing more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although both Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in Circular 82 and the bulletin may reflect the SAT's general position on how the "de facto management body" test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

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

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax. Pursuant to the Double Tax Avoidance Arrangement and the Notice No. 81, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. In August 2015, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015 and was amended on June 15, 2018. The Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, our Hong Kong subsidiary may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Double the Tax Avoidance Arrangement and other relevant tax rules and regulations. However, based on the Notice No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Circular 9 issued by the SAT in February 2018, which became effective from April 1, 2018 and superseded the Notice on the Comprehension and Recognition of Beneficial Owner in Tax Treaties issued on October 27, 2009 by the SAT, when determining the applicant's status of the "beneficial owner" regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. The Circular 9 further provides that applicants who intend to prove his or her status of the "beneficial owner" shall submit the relevant documents to the relevant tax bureau according to the Circular 60.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, issued by the SAT on February 3, 2015, which partially replaced and supplemented previous rules under the Circular 698. Public Notice 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 interprets the term "transfer of the equity interest in a foreign intermediate holding company" broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly. Where a non-resident enterprise conducts an "indirect transfer" by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a "substance over form" principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698, and was further amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. SAT Bulletin 37 and Public Notice 7 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold an equity interest in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under SAT Bulletin 37 and Public Notice 7 and may be required to expend valuable resources to comply with SAT Bulletin 37 and Public Notice 7 or to establish that we should not be taxed under SAT Bulletin 37 or Public Notice 7, which may have a material adverse effect on our financial condition and results of operations.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations."

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction, in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 and amended on September 18, 2018 are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security reviews in the future. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with these requirements could affect our ability to expand our business or maintain our market share. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions."

C.	Organizational Structure

The following diagram illustrates our corporate structure of principal operating entities as of the date of this annual report:

Notes:

(1)	Jinsong Zhu, the co-president of CIG, holds 100% equity interests in Beijing Xinbao.

(2)	BBII holds 57.1% equity interests in CIG, and other shareholders hold the remaining equity interests of CIG.

(3)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BBIT, respectively.

(4)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BEAM, respectively.

(5)	We hold 43.7% of the equity interests in Yixin Group Limited, or Yixin. Each of Tencent, JD.com and Baidu holds 20.6%, 10.7% and 3.0% equity interests in Yixin, respectively. Other third-party investors hold the remaining equity interests of Yixin.

(6)	Tianjin Jushen Information Technology Company Limited, Shenzhen Tencent Industry Investment Fund Company Limited, and Beijing Jiasheng Investment Management Company Limited hold 55.7%, 26.6% and 17.7% equity interests in Beijing Yixin, respectively.

D.	Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office space of an aggregate of approximately 22,808 square meters as of December 31, 2018. Such area does not include the office space of Yixin. We also lease office space across China for our subsidiaries and branch offices. Our lease agreements generally have terms from one to five years and can be renewed upon expiration of the relevant lease terms. We generally make rental payments on a monthly basis.

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

Overview

We are a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Since 2016, our businesses were managed in three reportable segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. We provide a variety of advertising services mainly to automakers through our bitauto.com website and corresponding mobile apps, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. We provide transaction-focused online advertisements and promotional activities services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies. As Yixin sold taoche.com and its mobile apps in relation to used automobiles in June 2018, we no longer provide such services relating to used automobiles since then. Our subscription services offer our SaaS platform which provides web-based and mobile-based integrated digital marketing solutions to automobile dealer customers in China. Based on our SaaS platform, automobile dealer subscribers may create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. We launched our transaction services in 2014, which is currently primarily operated by Yixin, our controlled subsidiary, a leading online automobile finance and transaction platform in China providing transaction platform services as well as self-operated financing services. Our digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation.

The majority of our revenues are from the following sources:

•	advertising fees from our websites and corresponding mobile apps;

•	subscription fees from new automobile dealers through our websites and corresponding mobile apps;

•	interest income from our automobile financing lease services;

•	service fees from our loan facilitation services;

•	service fees from our integrated one-stop digital marketing solutions, which include website creation and maintenance, online advertising agent services, public relations, marketing campaigns and digital image creation; and

•	performance-based rebates from our media vendors.

Our business has experienced rapid growth in the past few years. As a result, we need to adjust our business segmentation to better present our results of operations. Starting from the first quarter of 2016, we combined the advertising business with our subscription business to form our advertising and subscription business and transaction services business was reported separately under a new business segment. Our businesses are currently managed in three reportable segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. Revenues were RMB5.77 billion (or RMB5.29 billion, if the VAT was presented on a net basis), RMB8.75 billion (or RMB8.08 billion, if the VAT was presented on a net basis) and RMB10.58 billion (US$1.54 billion) in 2016, 2017 and 2018, respectively. In 2018, revenues from our advertising and subscription business, transaction services business and digital marketing solutions business accounted for 38.5%, 50.8% and 10.7% of our total revenues, respectively.

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

Market penetration of our advertising and subscription business. Revenues from our advertising business are directly affected by the amount of advertisements placed by our customers on our websites and corresponding mobile apps. The content offerings and the attractiveness of our consumer-facing websites may significantly impact the traffic of automotive consumers to our websites, which in turn would affect automotive advertisers' spending on our websites. Revenues from our subscription services are directly affected by the number of subscribers and the lengths of subscriptions. Our business and results of operations will depend significantly on our ability to grow our customer base and the increase in subscription fees, including expanding our services into new geographic areas and new customer groups, and providing additional services to our existing customers. Finally, we believe our automotive content's broad consumer reach achieved through our own automotive vertical websites and corresponding apps and our partners' is also a factor considered by our automotive customers when choosing our advertising and subscription services.

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

Key Components of Results of Operations

Revenues

In 2018, we generated total revenues of RMB10.58 billion (US$1.54 billion). The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues for the periods presented.

	For the Year Ended December 31,
	2016(1)		2017(1)		2018(2)
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Advertising and subscription business	3,432,986	59.4	3,922,158	44.9	4,074,218	592,570	38.5
Transaction services business	1,551,676	26.9	3,872,244	44.2	5,370,871	781,161	50.8
Digital marketing solutions business	788,286	13.7	956,857	10.9	1,134,520	165,009	10.7
Total revenues	5,772,948	100.0	8,751,259	100.0	10,579,609	1,538,740	100.0

Notes:

(1)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).

(2)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

Our advertising and subscription business

Revenues from our advertising and subscription business accounted for 59.4%, 44.9% and 38.5% of our total revenues in 2016, 2017 and 2018, respectively. We generate revenues through our websites and mobile apps by providing advertising services to automakers and subscription services to our automobile dealer customers. We generate most of our advertising revenues through selling advertisements to automakers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website and corresponding mobile apps. Our advertisement service customers base covers a majority of automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures with annual sales volume of 23.7 million passenger automobiles. In 2018, 73 out of 83 major gasoline automakers and 13 out of 29 new energy automakers in China placed advertisements on our bitauto.com website and corresponding mobile apps. Meanwhile, we provide transaction-focused online advertisements and promotional activities services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies. As Yixin sold taoche.com and its mobile apps in relation to used automobiles in June 2018, we no longer provide such services relating to used automobiles since then. We generate revenues from subscription fees paid by our automobile dealer customers for the subscription of our SaaS platform, which provide web-based and mobile-based integrated digital marketing solutions to automobile dealer customers in China.

Our transaction services business

Revenues from our transaction services business, which is primarily operated by Yixin, accounted for 26.9%, 44.2% and 50.8% of our total revenues in 2016, 2017 and 2018, respectively. We derive our revenues from several types of services, including (i) transaction platform business, where we primarily facilitate auto loans offered by our auto loan facilitation financing partners to consumers; and (ii) self-operated financing business, where we primarily provide consumers with auto finance solutions through financing leases.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 13.7%, 10.9% and 10.7% of our total revenues in 2016, 2017 and 2018, respectively. We derive our revenues from the service fees paid by our customers, principally automakers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our advertising and subscription business mainly includes fees paid to our business partners to distribute our automobile dealer customers' pricing and promotional information, direct service cost and turnover taxes related surcharges. Cost of revenues for our transaction services business mainly includes funding cost, commissions associated with loan facilitation services, cost of automobiles sold, and turnover taxes related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost and turnover taxes related surcharges.

The following table sets forth our cost of revenues in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2016(1)		2017(1)		2018(2)
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	5,772,948	100.0	8,751,259	100.0	10,579,609	1,538,740	100.0
Cost of revenues:
Advertising and subscription business	890,452	15.4	845,826	9.7	660,045	95,999	6.2
Transaction services business	883,438	15.3	1,969,630	22.5	3,052,081	443,907	28.9
Digital marketing solutions business	304,089	5.3	419,224	4.8	532,272	77,416	5.0
Total cost of revenues	2,077,979	36.0	3,234,680	37.0	4,244,398	617,322	40.1

Notes:

(1)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).

(2)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	sales and marketing expenses we incurred to promote our brand image through marketing activities consisting of (1) mobile-end promotions, such as promoting our mobile apps at different app stores, cooperating with major news feed channels, as well as cooperating with search engines and navigation sites on mobile sites; (2) offline events, such as automotive exhibitions and industry forums and to a less extent (3) PC-end marketing, such as cooperating with search engines and navigation sites;

•	office expenses for our daily operations, traveling and communication expenses and professional service fees;

•	operating lease expenses for our office space in various cities;

•	share-based compensation mainly arising from our share incentive plans;

•	allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables;

•	depreciation and amortization;

•	leasing related expenses for financing lease and operating lease services including collection agency fees and credit enquiry fees; and

•	others that include training fees and delivery costs.

The following table sets forth our selling and administrative expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2016(1)		2017(1)		2018(2)
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	5,772,948	100.0	8,751,259	100.0	10,579,609	1,538,740	100.0
Selling and administrative expenses:
Salaries and benefits	972,124	16.8	1,374,737	15.7	1,510,819	219,740	14.3
Sales and marketing expenses	1,296,765	22.5	1,966,422	22.5	1,907,392	277,419	18.0
Office expenses	96,714	1.7	236,721	2.7	248,249	36,106	2.3
Operating lease expenses	94,751	1.6	107,519	1.2	121,421	17,660	1.1
Share-based compensation	76,981	1.3	1,167,655	13.3	858,978	124,933	8.1
Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables	102,651	1.8	349,185	4.0	747,254	108,684	7.1
Depreciation and amortization	662,498	11.5	716,919	8.2	724,418	105,362	6.8
Leasing related expenses	60,378	1.0	103,948	1.2	220,948	32,136	2.1
Others	54,949	1.0	35,940	0.4	31,239	4,543	0.4
Total selling and administrative expenses	3,417,811	59.2	6,059,046	69.2	6,370,718	926,583	60.2

Notes:

(1)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).

(2)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB457.4 million, RMB565.7 million and RMB611.1 million (US$88.9 million) in 2016, 2017 and 2018, respectively, representing 7.9%, 6.5% and 5.8% of our total revenues in the respective periods.

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

PRC

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, controlling equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and its variable interest entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. As our Hong Kong subsidiaries own controlling interests of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be PRC tax resident enterprises as described below and are determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under the Circular 9 issued by the SAT in February 2018 or are determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%. In addition, part of our PRC companies, including BBII, Bit EP, Target Net, Bitauto Xi'an, Shanghai Lanshu, Beijing Yixin, Xinjiang Wanxing and Xinjiang Yin'an, enjoy certain preferential tax treatments in accordance with relevant PRC laws and regulations. If such PRC companies fail to maintain its respective qualification under the relevant PRC laws and regulations, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations. See "Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations."

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

For the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. Between the respective effective time of the VAT Pilot Program for our services to April 30, 2018, our entities were subject to a 6% or 17% value-added tax rate. The value-added tax rate of 17% was brought down to 16% starting from May 1, 2018 and was further brought down to 13% starting from April 1, 2019 pursuant to relative tax regulation.

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

All transactions and balances among our company, our subsidiaries, the variable interest entities and subsidiaries of variable interest entities have been eliminated upon consolidation. The results of subsidiaries, the variable interest entities and subsidiaries of variable interest entities acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income/(loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Business combinations and noncontrolling interests

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income/(loss).

In a business combination considered as a step acquisition, we remeasure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

For our majority-owned subsidiaries, variable interest entities and subsidiaries of variable interest entities, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to our company. Noncontrolling interests are classified as a separate line item in the equity section of our consolidated balance sheets and have been separately disclosed in our consolidated statements of comprehensive income/(loss) to distinguish the interests from that of our company.

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

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income/(loss).

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

For other equity investments that do not have readily determinable fair values and over which we neither have significant influence nor control through investment in common stock or in-substance common stock, the cost method was used for the year ended December 31, 2017. From January 1, 2018, we adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Under the equity method, our share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of comprehensive income/(loss) and our share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders' equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When our share of losses in the equity investee equals or exceeds our interest in the equity investee, we do not recognize further losses, unless we have guaranteed obligations of the investee or are otherwise committed to provide further financial support for the investee.

From time to time, the rights on certain investments in which we have significant influence were modified with new rounds of financing. These modifications may be additions or removals of certain rights. As a result of such modification, these equity investments, which were accounted for using equity method, were reclassified as investments without readily determinable fair value, or vice versa. The carrying amount of the investments was remeasured upon the reclassification and a deemed disposal gain or loss was recognized in the investment loss in the consolidated statements of comprehensive income/(loss).

We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in share of results of equity investees and investment loss in the consolidated statements of comprehensive income/(loss).

Investment in convertible notes

The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. Such fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income/(loss). We have elected the fair value option to account for investment in convertible notes. The convertible notes we held were interest free.

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

Intangible assets, net

Intangible assets are stated at cost less accumulated amortization and impairment if any. Intangible assets acquired in a business combination are recognized initially at fair value at the date of acquisition. Intangible assets with an indefinite useful life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method.

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

There were no indicators of impairment associated with the long-lived assets as of December 31, 2017 and 2018, respectively.

Guarantee liabilities

We provide loan facilitation services to facilitate auto loans to car buyers offered by auto loan facilitation financing partners. The auto loan facilitation financing partners offer financing solutions to car buyers, or borrowers, and we provide guarantee in the event of default on the full repayment of principal and any accrued interests.

The guarantee is within the scope of ASC Topic 460 “Guarantees.” The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers.” The liability is recognized at fair value at the inception of the guarantee.

Subsequent to the initial recognition of the guarantee liability, our guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 (ASC Topic 450 “Contingencies”) component. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as we are released from the underlying risk, meaning as the loan is repaid by the borrowers or when the financial institutions are compensated in the event of a default. Generally, the liability is reduced by a systematic and rational amortization method, e.g. over the term of the loan. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450. Subsequent to the initial recognition, the guarantee obligation is measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). Any gains or losses from guarantee liability is recognized in other gains, net in the consolidated statements of comprehensive income/(loss).

As of December 31, 2018, the amount of maximum potential future payments that we could be required to make under the guarantee was RMB9.14 billion (US$1.33 billion). Maximum potential future payments are approximately the total outstanding auto loan balance that we facilitated.

Fair value

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability.

We measure certain financial assets, including the investments under the equity method, and investments without readily determinable fair value, investment in convertible notes, intangible assets, goodwill and property, plant and equipment at fair value when an impairment charge is recognized. The fair value of the guarantee liability recorded at the inception of the loan was estimated based on the third-party appraisal’s report.

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

Revenue recognition

Starting from January 1, 2018, we adopted ASC Topic 606 Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method to contracts that were not completed as of the date of adoption. As such, the comparative information has not been restated and continues to be reported under ASC Topic 605 Revenue Recognition, or ASC 605, in effect for periods prior to January 1, 2018. In accordance with ASC 606, VAT was presented on a net basis instead of on a gross basis under ASC 605, which meant VAT was classified from cost of revenues to net against revenues and VAT refunds were presented as other gains, net. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to our consolidated financial statements as of and for the year ended December 31, 2018. There was no cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 606.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from our consolidated statement of comprehensive income/(loss) for the year ended December 31, 2018 (amounts in thousands of RMB):

	For the Year Ended December 31, 2018
	Under ASC 605	Effects of New Revenue Guidance	Under ASC 606
	RMB	RMB	RMB
	(in thousands)
Revenue	11,384,102	(804,493)	10,579,609
Cost of revenue	(4,977,386)	732,988	(4,244,398)
Gross profit	6,406,716	(71,505)	6,335,211
Other gains, net	109,609	71,505	181,114
Loss from operations	(465,506)	-	(465,506)
Net loss	(679,316)	-	(679,316)

Under ASC 606, we recognized revenue when control of the promised goods or services was transferred to the customers, in an amount that reflects the consideration we expected to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, standalone selling price for each performance obligation, etc. Revenue arrangements are also assessed to determine if it is acting as principal or agent. Revenue is recognized at a point in time or over time when our company satisfies a performance obligation. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

We determine revenue recognition through the following steps:

Step 1: identification of the contract, or contracts, with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract; and

Step 5: recognition of revenue when, or as, we satisfy a performance obligation.

Advertising and subscription services

Advertising services. We provide advertising services and also organize promotional events to help customers to promote their products. Revenue is recognized when the performance obligation is satisfied. Revenue from advertising services is recognized when the advertisements are published over the stated display period. Revenue from organizing promotional events are recognized at a point in time when the performance obligation is satisfied. Revenues from advertising services are reported at a gross amount.

Subscription services. We provide web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to dealer customers in China. Such SaaS platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. The revenue is recognized on a straight-line basis over the subscription or listing period when the performance obligation is satisfied. Revenues from dealer subscription and listing services are reported at a gross amount.

Transaction services

Automobile financing lease and operating lease services. We provide automobile financing lease services to individual customers and automobile dealers through two models: direct financing lease and sales-and-leaseback. In a direct financing lease arrangement, revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. In a sales-and-leaseback arrangement, the transaction is in substance a collateral financing and revenue is recognized over the lease period using the effective interest rate method. We also provide automobile operating lease services to individual and corporate customers. Revenue from these services is recognized on a straight-line basis over the lease period. This revenue is not subject to the revenue standard for contracts with customers and remains separately accounted for under existing lease accounting guidance.

Loan facilitation services. We provide loan facilitation services to facilitate auto loans to car buyers offered by auto loan facilitation financing partners. We recognize revenue from loan facilitation services when assisting the customers to complete an automobile financing transaction. We recognize revenue when performance obligation has been satisfied at a point in time, being when a transaction is fulfilled and completed.

Other transaction services. We recognize revenue from direct automobile sales to automobile dealers and institutional customers. The revenue is recorded on a gross basis as we act as the principal, is primarily responsible for the sales arrangements and is subject to inventory risk. Revenue from direct automobile sales is recognized when a sales contract has been executed and the automobiles have been delivered and control is transferred.

Digital marketing solutions services

We receive commissions for assisting customers in placing advertisements on media vendor websites, which we call advertising agent services, and receive performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers we represent. We also provide project-based services such as public relations, marketing campaign and digital image creation. Revenue is recognized when the performance obligation is satisfied. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period. Revenue from performance-based rebates is recognized when the amount of these rebates is probable and reasonably estimable. Revenues from other services are recognized when the performance obligations are satisfied.

Cost to obtain a contract

The incremental direct costs of obtaining a contract primarily consist of commissions associated with loan facilitation services, which recognized as cost of revenue when incurred.

Contract balances

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. Timing of revenue recognition may differ from the timing of invoicing to customers, and we generally do not provide significant financing terms. Accounts receivable represents amounts invoiced, and revenue recognized prior to invoicing when we have satisfied our performance obligations and have the unconditional right to consideration.

Receipts in advance relates to unsatisfied performance obligations at the end of the year. We invoice our customers based on the payment terms stipulated in the executed subscription agreements, which generally range from several months to one year. We record amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in our consolidated balance sheets. The beginning balance of advances from customers of RMB898.7 million (US$130.7 million) in relation to dealer subscriptions and listing services was fully recognized as revenue for the year ended December 31, 2018.

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

We determined the fair value of share options granted by our subsidiaries with the assistance of independent third-party valuation firms. The binomial option pricing model or discount cash flow model were applied in determining the fair value of these share options. One of our subsidiaries also granted RSUs subsequent to its initial public offering. The fair value of such RSUs will be the price of publicly traded shares on the date of grant. The following table lists the inputs to the model used on the date of grant and weighted-average fair value per option granted:

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

We adopt ASC 740-10-25 "Income Taxes" which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. We did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31 2016, 2017 and 2018.

Leases

Each lease is classified at the inception date as either a capital lease or an operating lease.

A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property's estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. All other leases are accounted for as operating leases.

Where we are a lessee, a capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. We record the leased property as property, plant and equipment, net on the consolidated balance sheets and depreciated in the same manner as the other equipment. Under operating lease, the payments made by the lessee are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the terms of underlying lease.

Where we are a lessor, direct financing leases and leaseback transactions are accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. Revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. Under operating lease, the payments received by the lessor are recorded as lease income in the period in which the payment is received or becomes receivable.

Finance receivables, net

We provide automobile financing lease services to individual customers and automobile dealers. The net investment of the lease will be recorded as finance receivables upon the inception of the lease. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interests are also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The lease income is recorded as our revenue in the consolidated statements of comprehensive income/(loss). Initial direct costs of the capital leases are amortized over the lease term by adjusting against the related lease income. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. Our finance receivables are typically secured with automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

We review credit quality of the finance receivables based on customer repayment activities, such as the historical loss probability and days past due information. The entire balance of a finance receivable is considered contractually past due if the minimum required payment is not received by the contractual repayment day. If any delinquency arises, we will consider initiating collection process, which includes (a) making phone calls and sending collection notice to the customers; (b) outsourcing to collection specialists to conduct repossession of collateral automobiles; (c) lawsuit of disposal of collateral. As of December 31, 2017 and 2018, the fair value of collateral automobile is greater than carrying amount of finance receivable. We have not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with our customers.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, we stop accruing interest. The finance receivables in non-accrual status were RMB245.7 million and RMB411.6 million (US$59.9 million) as of December 31, 2017 and 2018, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. We determine it is probable that, certain finance receivables that are past due for 180 days after the above mentioned collection process has been administered, will become uncollectable, and writes off such finance receivables.

Provision for credit losses

We assess the quality of our finance receivables at each balance sheet date through past due ratio based on the nature of our business and industry practice. In accordance with U.S. GAAP, we currently apply an "incurred loss" model and assess the provision for the finance receivables that have become past due, based on estimates of the respective loss probability derived from our historical experience. Changes in the estimates could have a material impact on the balance of provision for credit losses of finance receivables. As we are still in the process of finishing the lifecycle of our lease contracts since the inception of our transaction services business, we will further accumulate experience and employ more information as they become available, to estimate the loss probabilities, which may in turn impact the level of our provision for credit losses.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments-Credit Losses (Topic 326)", which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Topic 326 introduces "expected credit loss" model, which is different from the "incurred loss" model we currently applied. It will incorporate both available forward looking information and historical pattern to estimate the lifetime expected credit losses for all finance receivables, including those that have not become past due. This guidance is effective for us for the year ending December 31, 2020, and it is permitted to early adopt for the year ending December 31, 2019. While we are currently evaluating the impact that the standard will have on our consolidated financial statements and related disclosures, it is generally expected that the adoption will likely increase the level of provision for credit losses of our finance receivables reported under U.S. GAAP.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2016(1)	2017(1)	2018(1)
	RMB	RMB	RMB	US$
	(In thousands)
Revenue	5,772,948	8,751,259	10,579,609	1,538,740
Cost of revenue(2)	(2,077,979)	(3,234,680)	(4,244,398)	(617,322)
Gross profit	3,694,969	5,516,579	6,335,211	921,418
Selling and administrative expenses(3)	(3,417,811)	(6,059,046)	(6,370,718)	(926,583)
Product development expenses(4)	(457,367)	(565,702)	(611,113)	(88,883)
Other gains, net	70,981	31,576	181,114	26,342
Loss from operations	(109,228)	(1,076,593)	(465,506)	(67,706)
Interest income	41,651	93,025	125,875	18,308
Interest expense	(52,155)	(92,633)	(79,090)	(11,503)
Share of results of equity investees	(25,640)	(71,866)	(76,810)	(11,172)
Investment loss	(45,012)	(75,097)	(7,889)	(1,147)
Loss before tax(5)	(190,384)	(1,223,164)	(503,420)	(73,220)
Income tax expense(6)	(147,569)	(203,824)	(175,896)	(25,583)
Net loss	(337,953)	(1,426,988)	(679,316)	(98,803)

Notes:

(1)	In May 2014, the Financial Accounting Standards Board issued ASC 606, Revenue from Contracts with Customers, a new standard related to revenue recognition. Upon completion of assessment, the most significant impact on our company is the change of the presentation of value-added tax from a gross basis to a net basis. We adopted this guidance starting from January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. As a result, the operating results for the years ended December 31, 2016 and 2017 have not been restated and are presented on a gross basis with value-added tax being presented in the cost of revenues rather than net against revenues in such years, while the operating results for the year ended December 31, 2018 are presented on net basis, with the value-added tax being presented as net against revenues rather than in cost of revenues in such year.

(2)	Including amortization of intangible assets resulting from asset and business acquisitions of RMB1.1 million, RMB3.7 million and RMB1.9 million (US$0.3 million) in 2016, 2017 and 2018, respectively.

(3)	Including share-based compensation expense of RMB77.0 million, RMB1.17 billion and RMB859.0 million (US$124.9 million) in 2016, 2017 and 2018, respectively, and amortization of intangible assets resulting from asset and business acquisitions of RMB623.1 million, RMB673.6 million and RMB678.0 million (US$98.6 million) in 2016, 2017 and 2018, respectively. Also including professional expenses incurred for the issuance of preferred shares and the initial public offering of Yixin of RMB90.4 million in 2017.

(4)	Including share-based compensation of RMB18.2 million and RMB37.4 million (US$5.4 million) in 2017 and 2018, respectively.

(5)	Including fair value adjustment of contingent considerations of RMB8.3 million in 2017, investment loss associated with reconciling items on the share of equity method investments of RMB2.5 million and RMB0.7 million in 2016 and 2017, respectively, investment income associated with reconciling items on the share of equity method investments of RMB15.9 million (US$2.3 million) in 2018, investment loss associated with non-cash investment matters of RMB40.4 million, RMB110.0 million and RMB17.0 million (US$2.5 million) in 2016, 2017 and 2018, respectively, amortization of the BCF discount on the convertible notes of RMB13.2 million, RMB57.2 million and RMB30.1 million (US$4.4 million) in 2016, 2017 and 2018, respectively, and impairment on equity investees of RMB21.2 million and RMB17.6 million (US$2.6 million) in 2017 and 2018, respectively.

(6)	Including tax impact related to professional expenses incurred for the initial public offering of Yixin and amortization of intangible assets resulting from asset and business acquisitions of RMB5.7 million and RMB11.1 million (US$1.6 million) in 2017 and 2018, respectively.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

To facilitate the comparison of our operating results and trends in the years ended December 31, 2017 and 2018, we presented the following table to exclude the impact of VAT for the year ended December 31, 2017. The operating results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

	For the Year Ended December 31, 2017
	Under ASC 605	Effects of New Revenue Guidance	Under ASC 606
	RMB	RMB	RMB
	(in thousands)
Revenue	8,751,259	(674,590)	8,076,669
Advertising and subscription business	3,922,158	(334,118)	3,588,040
Transaction services business	3,872,244	(286,309)	3,585,935
Digital marketing solutions business	956,857	(54,163)	902,694
Cost of revenue	(3,234,680)	585,066	(2,649,614)
Gross profit	5,516,579	(89,524)	5,427,055
Other gains, net	31,576	89,524	121,100
Loss from operations	(1,076,593)	-	(1,076,593)
Net loss	(1,426,988)	-	(1,426,988)

Revenue. Our total revenue increased by 31.0% from RMB8.08 billion in 2017 to RMB10.58 billion (US$1.54 billion) in 2018. This increase was primarily due to the growth of our transaction services business, advertising and subscription business and digital marketing solutions business.

Our advertising and subscription business. Revenue from our advertising and subscription business increased by 13.5% from RMB3.59 billion in 2017 to RMB4.07 billion (US$592.6 million) in 2018. The increase was primarily attributable to a 13.8% increase in the average spending of each paying subscriber for new cars, a 10.3% increase in average gasoline automaker customers' spending on our advertising services and increased spending from new energy automaker customers from 2017 to 2018.

Our transaction services business. Revenue from our transaction services business increased by 49.8% from RMB3.59 billion in 2017 to RMB5.37 billion (US$781.2 million) in 2018. The increase was mainly attributable to a 54.2% increase of self-operated financing lease services from RMB2.65 billion in 2017 to RMB4.09 billion (US$594.2 million) in 2018, a significant increase of loan facilitation services from RMB4.3 million in 2017 to RMB538.6 million (US$78.3 million) in 2018, offset by decrease of used automobile transaction services revenue resulted from the sale of certain assets related to such services to Yusheng.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 25.7% from RMB902.7 million in 2017 to RMB1.13 billion (US$165.0 million) in 2018. The increase was mainly due to increase of revenues from project-based services such as public relations, marketing campaign and digital image creation for our customers.

Cost of Revenue. Our cost of revenue increased by 60.2% from RMB2.65 billion in 2017 to RMB4.24 billion (US$617.3 million) in 2018.

Our advertising and subscription business. Cost of revenue from our advertising and subscription business increased by 9.8% from RMB601.2 million in 2017 to RMB660.0 million (US$96.0 million) in 2018. The increase was mainly due to increase of direct service cost and turnover taxes related surcharges.

Our transaction services business. Cost of revenue from our transaction services business increased by 81.3% from RMB1.68 billion in 2017 to RMB3.05 billion (US$443.9 million) in 2018. The increase was primarily due to an increase of funding costs amounting to RMB915.6 million (US$133.2 million), an increase of commissions associated with loan facilitation services amounting to RMB192.4 million (US$28.0 million).

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 45.8% from RMB365.1 million in 2017 to RMB532.3 million (US$77.4 million) in 2018. This increase was mainly due to increase in direct costs of the project-based services such as public relations, marketing campaign and digital image creation for our customers.

Gross Profit. Our gross profit increased by 16.7% from RMB5.43 billion in 2017 to RMB6.34 billion (US$921.4 million) in 2018.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 5.1% from RMB6.06 billion in 2017 to RMB6.37 billion (US$926.6 million) in 2018. This increase was primarily attributable to the increase in allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables, salaries and benefits, and leasing related expenses, offset by the decrease in share-based compensation and sales and marketing expenses.

Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables. Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables increased by 114.0% from RMB349.2 million in 2017 to RMB747.3 million (US$108.7 million) in 2018, which was in line with the increases of our accounts receivable and finance receivables.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 9.9% from RMB1.37 billion in 2017 to RMB1.51 billion (US$219.7 million) in 2018. This increase was mainly due to a modest increase in the average employee salaries.

Leasing related expenses. Leasing related expenses increased by 112.6% from RMB103.9 million in 2017 to RMB220.9 million (US$32.1 million) in 2018, which was in line with our revenue growth.

Share-based compensation. Share-based compensation was RMB859.0 million (US$124.9 million) in 2018 compared to RMB1.17 billion in 2017. The decrease was mainly due to the options granted by Yixin to its employees in the second half of 2017.

Sales and marketing expenses. Our sales and marketing expenses decreased by 3.0% from RMB1.97 billion in 2017 to RMB1.91 billion (US$277.4 million) in 2018. This decrease was mainly due to our cost control measures.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the years ended December 31, 2017 and 2018 was RMB629.9 million and RMB629.9 million (US$91.6 million).

Product Development Expenses. Our product development expenses increased by 8.0% from RMB565.7 million in 2017 to RMB611.1 million (US$88.9 million) in 2018, which was mainly due to the increase of personnel related expenses and share-based compensation.

Income Tax Expense. Our income tax expense was RMB175.9 million (US$25.6 million) in 2018 compared to RMB203.8 million in 2017. The decrease was primarily attributable to the impact of preferential tax rate applicable to some of our subsidiaries in China.

Net Loss. As a result of foregoing, we recorded a net loss of RMB679.3 million (US$98.8 million) in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue. Our total revenue increased by 51.6% from RMB5.77 billion in 2016 to RMB8.75 billion in 2017. This increase was primarily due to the growth of our transaction services business, advertising and subscription business and digital marketing solutions business.

Our advertising and subscription business. Revenue from our advertising and subscription business increased by 14.2% from RMB3.43 billion in 2016 to RMB3.92 billion in 2017. The increase was primarily due to a 13.9% increase in paying subscribers for new cars from 23,700 in 2016 to 27,000 in 2017 and a 7.0% increase in average customers' spending on our advertising services.

Our transaction services business. Revenue from our transaction services business increased by 149.6% from RMB1.55 billion in 2016 to RMB3.87 billion in 2017. The increase was attributable to a 250.7% increase of leasing revenue from RMB863.7 million in 2016 to RMB3.03 billion in 2017 and an increase of vehicle telematics devices sales revenue amounting to RMB362.2 million, offset by a decrease of automobile sales revenue amounting to RMB432.3 million.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 21.4% from RMB788.3 million in 2016 to RMB956.9 million in 2017. The increase was mainly due to increase of revenues from customer support services such as marketing activities and website design and maintenance for our customers.

Cost of Revenue. Our cost of revenue increased by 55.7% from RMB2.08 billion in 2016 to RMB3.23 billion in 2017.

Our advertising and subscription business. Cost of revenue from our advertising and subscription business decreased by 5.0% from RMB890.5 million in 2016 to RMB845.8 million in 2017.

Our transaction services business. Cost of revenue from our transaction services business increased by 123.0% from RMB883.4 million in 2016 to RMB1.97 billion in 2017. This increase was mainly due to increased funding cost of RMB950.6 million, vehicle telematics devices cost of RMB126.9 million, as well as turnover taxes and related surcharges of RMB180.3 million, offset by decrease in the cost of automobiles sold of RMB368.2 million.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 37.9% from RMB304.1 million in 2016 to RMB419.2 million in 2017. This increase was mainly due to increase in direct costs of the customer support services such as marketing activities and website design and maintenance for our customers.

Gross Profit. Our gross profit increased by 49.3% from RMB3.69 billion in 2016 to RMB5.52 billion in 2017.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 77.3% from RMB3.42 billion in 2016 to RMB6.06 billion in 2017. This increase was primarily attributable to the increase in share-based compensation expense, sales and marketing expenses, salaries and benefits and allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables.

Share-based compensation. Share-based compensation was RMB1.17 billion in 2017 compared to RMB77.0 million in 2016. The increase was mainly due to options granted by Yixin to its employees in the third quarter of 2017.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 41.4% from RMB972.1 million in 2016 to RMB1.37 billion in 2017. This increase was mainly attributable to the increase in the number of our sales and marketing employees and a modest increase in the average employee salaries.

Sales and marketing expenses. Our sales and marketing expenses increased by 51.6% from RMB1.30 billion in 2016 to RMB1.97 billion in 2017, which was in line with our overall growth.

Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables. Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables increased by 240.2% from RMB102.7 million in 2016 to RMB349.2 million in 2017, which was in line with the increases of our accounts receivable and finance receivables.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the years ended December 31, 2016 and 2017 was RMB603.1 million and RMB629.9 million.

Product Development Expenses. Our product development expenses increased by 23.7% from RMB457.4 million in 2016 to RMB565.7 million in 2017. This increase was primarily due to the increase in product development headcount and related expenses, and share-based compensation.

Income Tax Expense. Our income tax expense increased from RMB147.6 million in 2016 to RMB203.8 million in 2017. This increase was primarily attributable to the increased net non-deductible expenses offset by impact of preferential tax treatment for certain subsidiaries.

Net Loss. As a result of foregoing, we recorded a net loss of RMB1.43 billion in 2017.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

See Item 18 of Part III, "Financial Statements—Note 3—Recent accounting pronouncements."

B.	Liquidity and Capital Resources

The following table presents a summary of our consolidated balance sheets data as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB	US$
	(In thousands)
Cash and cash equivalents and restricted cash	11,039,359	9,367,219	1,362,405
Total current assets	28,117,369	34,174,847	4,970,525
Total assets	51,515,732	59,743,938	8,689,395
Total current liabilities	22,699,239	28,637,649	4,165,173
Total liabilities	31,278,061	39,435,501	5,735,656
Redeemable non-controlling interests	301,953	360,010	52,361
Total shareholders' equity	19,935,718	19,948,427	2,901,378
Total liabilities, redeemable non-controlling interests and shareholders' equity	51,515,732	59,743,938	8,689,395

Our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and their variable interest entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserves are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to pay dividends or otherwise transferring any of their net assets to us. As of December 31 2018, our subsidiaries, variable interest entities and subsidiaries of variable interest entities registered in PRC had registered capital and statutory reserves in an amount of approximately RMB24.12 billion (US$3.51billion).

To date, our principal sources of liquidity have been cash collected from customers, the proceeds from the net proceeds from the private placement with investors including Tencent and JD in February 2015 and Tencent, JD and Baidu in June 2016, the net proceeds from the initial public offering of Yixin in 2017, asset-backed securitization debt and borrowings from some commercial banks in China. We may repurchase the outstanding convertible notes held by PAG in whole in cash before maturity. Additionally, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." As of December 31, 2017 and 2018, we had RMB11.04 billion and RMB9.37 billion (US$1.36 billion) in cash and cash equivalents and restricted cash, respectively. Although we consolidate the financial results of our PRC variable interest entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC variable interest entities and Their Shareholders."

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

Our cash and cash equivalents and restricted cash as of December 31, 2017 and 2018 are listed in the table below.

	As of December 31,
	2017	2018
	RMB	RMB
	(In millions)
Cash located outside of the PRC
- in US dollars	3,250.3	3,055.3
- in HK dollars	2,797.6	905.4
- in RMB	-	1.0
	6,047.9	3,961.7
Cash located in the PRC:
- held by variable interest entities and subsidiaries of variable interest entities:
- in RMB	1,303.5	1,134.8
- held by subsidiaries:
- in RMB	3,646.7	4,248.6
- in US dollars	41.3	22.1
	4,991.5	5,405.5
Cash and cash equivalents and restricted cash	11,039.4	9,367.2

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
		(In thousands)
Net cash provided by operating activities	527,396	928,226	677,979	98,608
Net cash used in investing activities(1)	(11,887,133)	(17,028,061)	(7,471,487)	(1,086,683)
Net cash provided by financing activities	15,422,674	19,842,120	5,011,004	728,820
Effect of exchange rate changes on cash and cash equivalents and restricted cash(1)	293,099	(350,491)	110,364	16,052
Increase/ (Decrease) in cash and cash equivalents and restricted cash(1)	4,356,036	3,391,794	(1,672,140)	(243,203)
Cash and cash equivalents and restricted cash at beginning of the year(1)	3,291,529	7,647,565	11,039,359	1,605,608
Cash and cash equivalents and restricted cash at end of the year(1)	7,647,565	11,039,359	9,367,219	1,362,405

(1)	We adopted ASU No. 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, starting from the first quarter of 2018 on a retrospective basis. After the adoption of this ASU, restricted cash presented on the face of the consolidated balance sheets are included when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows for the periods of 2016, 2017 and 2018.

Operating Activities

Net cash provided by operating activities was RMB678.0 million (US$98.6 million) for the year ended December 31, 2018. This amount reflected net loss of RMB679.3 million (US$98.8 million), and was (i) adjusted for certain non-cash expenses, principally share-based compensation of RMB896.4 million (US$130.4 million), allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables of RMB747.3 million (US$108.7 million), amortization of intangible assets of RMB693.8 million (US$100.9 million), and depreciation of property, plant and equipment of RMB255.8 million (US$37.2 million), and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in accounts payable of RMB745.2 million (US$108.4 million), an increase in other payables and accruals of RMB215.7 million (US$31.4 million), an increase in income tax payable of RMB192.6 million (US$28.0 million), and an increase in guarantee liabilities of RMB110.1 million (US$16.0 million) and (ii) offset by certain non-cash income, principally deferred income tax of RMB150.5 million (US$21.9 million) and by changes in certain working capital accounts that negatively affected operating cash flow, primarily being an increase of RMB1.26 billion (US$183.2 million) in accounts receivable, an increase of RMB737.2 million (US$107.2 million) in prepayments and other receivables, an increase of RMB104.6 million (US$15.2 million) in other non-current assets, and an increase of RMB176.7 million (US$25.7 million) in other current assets. The increase in accounts receivable was primarily related to our advertising agent services. The increase in prepayments and other receivables was primarily attributable to an increase in other receivables from third parties related to loan facilitation services. The increase in accounts payable was attributable the growth of our business in 2018.

Net cash provided by operating activities was RMB928.2 million for the year ended December 31, 2017. This amount reflected net loss of RMB1.43 billion, and was (i) adjusted for certain non-cash expenses, principally share-based compensation of RMB1.19 billion, amortization of intangible assets of RMB688.6 million, allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables of RMB349.2 million, depreciation of property, plant and equipment of RMB185.3 million and investment loss of RMB75.1 million, and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB968.5 million and an increase in accounts payable of RMB483.3 million and (ii) offset by certain non-cash income and by changes in certain working capital accounts that negatively affected operating cash flow, primarily being an increase of RMB869.7 million in accounts receivable, an increase of RMB375.8 million in other non-current assets, an increase of RMB343.8 million in prepayments and other receivables, and an increase of RMB220.3 million in bills receivable. The increase in other payables and accruals was attributable to an increase in advances from customers. The increases in accounts receivable and bills receivable were primarily attributable to higher sales volume in 2017. The increase in other non-current assets was attributable to prepayments related to automobile financing lease services in 2017.

Net cash provided by operating activities was RMB527.4 million for the year ended December 31, 2016. This amount reflected the net loss of RMB338.0 million, and was (i) adjusted for certain non-cash expenses, principally amortization of intangible assets of RMB633.4 million, and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in other payables and accruals of RMB424.1 million and an increase in accounts payable of RMB619.8 million and (ii) offset by certain non-cash income and by changes in certain working capital accounts that negatively affected operating cash flow, primarily being an increase of RMB426.8 million in accounts receivable, an increase of RMB258.7 million in prepayments and other receivables, an increase of RMB104.3 million in other current assets and an increase of RMB462.0 million in other non-current assets. The increase in other payables and accruals was attributable to an increase in advances from customers, and taxes and related surcharges. The increase in accounts receivable was primarily attributable to higher sales volume in 2016. The increase in other non-current assets was attributable to prepayments related to automobile financing lease services in 2016.

Investing Activities

Net cash used in investing activities was RMB7.47 billion (US$1.09 billion) for the year ended December 31, 2018. This amount was primarily attributable to RMB7.22 billion (US$1.05 billion) used in automobile financing lease services, RMB754.0 million (US$109.7 million) used in purchases of investment in equity investees, RMB139.4 million (US$20.3 million) used in purchase of convertible notes, and RMB230.9 million (US$33.6 million) used in purchases of property, plant and equipment. The amount was offset of RMB816.9 million (US$118.8 million) by proceeds from disposal of property, plant and equipment.

Net cash used in investing activities was RMB17.03 billion for the year ended December 31, 2017. This amount was primarily attributable to RMB15.47 billion used in automobile financing lease services, and RMB1.73 billion used in purchases of property, plant and equipment. The amount was offset of RMB242.3 million by proceeds from disposal of property, plant and equipment.

Net cash used in investing activities was RMB11.89 billion for the year ended December 31, 2016. This amount was primarily attributable to RMB11.11 billion used in automobile financing lease services, RMB575.0 million used in purchases of property, plant and equipment and RMB280.2 million used in purchase of investment in equity investees. The amount was offset of RMB100.0 million by proceeds from maturity of time deposits.

Financing Activities

Net cash provided by financing activities was RMB5.01 billion (US$728.8 million) for the year ended December 31, 2018, mainly attributable to RMB5.01 billion (US$728.4 million) from net proceeds from asset-backed securitization debt, and RMB334.8 million (US$48.7 million) from net proceeds from borrowings. The amount was offset of RMB326.7 million (US$47.5 million) by repurchase of ordinary shares.

Net cash provided by financing activities was RMB19.84 billion for the year ended December 31, 2017, mainly attributable to RMB8.66 billion from net proceeds from borrowings, RMB5.53 billion from issuance of subsidiary's ordinary shares, net of issuance costs, RMB4.35 billion from net proceeds from asset-backed securitization debt, and RMB1.32 billion from issuance of subsidiaries' redeemable convertible preference shares, net of issuance costs.

Net cash provided by financing activities was RMB15.42 billion for the year ended December 31, 2016, mainly attributable to RMB6.96 billion from net proceeds from borrowings, RMB4.43 billion from net proceeds from asset-backed securitization debt, RMB2.04 billion from issuance of subsidiary's redeemable convertible preference shares, net of issuance costs, RMB991.7 million from issuance of convertible debt and RMB978.0 million from issuance of ordinary shares, net of issuance costs.

Capital Expenditures

Our capital expenditures amounted to RMB945.3 million, RMB1.93 billion and RMB1.14 billion (US$165.6 million) in 2016, 2017 and 2018, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets, acquisitions of subsidiaries, investment in equity investees and investment in convertible notes. We expect our capital expenditures in 2019 to consist principally of similar types of items.

Holding Company Structure

Bitauto Holdings Limited is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Bitauto Holdings Limited's ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Bitauto Holdings Limited. In addition, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. As of December 31, 2018, our subsidiaries, variable interest entities and subsidiaries of variable interest entities registered in PRC had registered capital and reserve funds in an amount of approximately RMB24.12 billion (US$3.51 billion).

See Item 18 of Part III, “Financial Statements” for more details

C.	Research and Development, Patents and Licenses, Etc.

Intellectual Property

Our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our "Bitauto" trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2019, we held 1,755 registered trademarks, 237 pending trademark applications, 12 patents and 263 computer software copyrights. We have registered 2,115 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.yiche.com.

We incurred research and development expenses of RMB457.4 million, RMB565.7 million and RMB611.1 million (US$88.9 million) in 2016, 2017 and 2018, respectively.

See "Item 4. Information on the Company—B. Business Overview—Product Development."

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2018 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.	Off-balance Sheet Arrangements

Other than the guarantees provided by Dalian Rongxin or Yixin as part of the services it provides, we have not entered into any other guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder's equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	277,735	119,501	119,614	32,659	5,961
Borrowings	17,814,550	12,948,692	4,865,858	-	-
Asset-backed securitization debt	14,499,502	10,590,642	3,908,860	-	-
Convertible debt	916,649	17,295	899,354	-	-
Capital commitment (Purchase of automobiles)	7,007	7,007	-	-	-
Total	33,515,443	23,683,137	9,793,686	32,659	5,961

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms ranging from one to five years and are renewable upon negotiation. As of December 31, 2018, our operating lease obligations were RMB277.7 million (US$40.4 million).

G.	Safe Harbor

See "Forward Looking Statements" on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	44	Chairman of the Board of Directors
Xuan Zhang	43	Director and Chief Executive Officer
Sidney Xuande Huang	53	Director
Rob Huting	51	Director
Erhai Liu	50	Director
Yu Long	46	Director
Jun Hou	54	Director
Ming Xu	35	Chief Financial Officer
Xiaoke Liu	38	Chief Operating Officer
Xiangzhi Kong	41	Chief Strategy Officer

Mr. Bin Li is our founder and has served as our chairman of the board of directors Since 2005. Mr. Li also severed as our chief executive officer from 2005 to January 2018. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Company Limited and served as its director and president until 2006. In 2002, Mr. Li and Mr. Weihai Qu co-founded Beijing Creative & Interactive Digital Technology Company Limited and has served as its chairman of the board of directors and chief executive officer since its inception. Mr. Li currently serves as the vice-chairman of CADA and the managing director of the Internet Society of China. In addition, in 2014, Mr. Li founded NIO Inc., a global startup company that designs and develops electronic vehicles which has been listed on NYSE since 2018. Mr. Bin Li currently serves as chairman of the board of directors and chief executive director of NIO. Mr. Li received his bachelor's degree in Sociology from Peking University where he minored in Law.

Mr. Xuan Zhang has served as our chief executive officer since January 2018 and as our director since March 2017. He started working for our company at various positions since 2006. His extensive involvement in our strategy and operations contributed significantly to our growth and our successful initial public offering in November 2010. Since November 2014, Mr. Zhang has also served as chief executive officer, executive director, and chairman of the board of directors of Yixin Group, our controlled subsidiary. He is the chairman of Yixin Group’s nomination committee, a member of its remuneration committee, and acts as a director of certain subsidiaries of Yixin Group as well. Mr. Zhang has over 15 years of operational and managerial experience with both multinational companies and local Chinese companies in the internet, automobile and finance industries. He obtained his bachelor’s degree in finance and accounting from New York University and has been registered as a certified public accountant in the State of New York since 2003.

Mr. Sidney Xuande Huang has served as our director since 2010. Mr. Huang has been the chief financial officer of JD.com, a leading e-commerce company in China, since September 2013. Prior to that, he was the chief financial officer of VanceInfo Technologies Inc., an NYSE-listed IT services provider, and its successor company, Pactera Technology International Ltd., from 2006 to 2013. Mr. Huang also served as VanceInfo's co-president from 2011 to 2012 and its chief operating officer from 2008 until 2010. Prior to joining VanceInfo Technologies, he served as the chief financial officer with two other China-based companies in technology and internet sectors between 2004 and 2006. Prior to 2004, Mr. Huang was an investment banker with Citigroup Global Markets Inc. in New York and prior to that an audit manager of KPMG LLP. He was a Certified Public Accountant in the State of New York. Mr. Huang obtained his master's degree of business administration with distinction from the Kellogg School of Management at Northwestern University as an Austin Scholar. He received his bachelor's degree in accounting from Bernard M. Baruch College, where he graduated as class valedictorian.

Mr. Rob Huting has served as our director since January 2018. Mr. Huting also serves on the boards of Mahindra First Choice Wheels Limited, Manheim Brasil, and Jingzhengu. Mr. Huting is currently the vice president of both the International Strategy and Corporate Development departments of Cox Automotive Inc., a parent company responsible for international merger and acquisition transactions. In addition, Mr. Huting is responsible for managing and developing existing and potential new strategic partnerships in emerging markets including Brazil, India and China. Cox Automotive, the parent company of Cox Automotive International, is also the parent company of ATG, which is a major shareholder of us. Prior to Mr. Huting's current role, he was General Manager for Autotrader Classics from December 2007 to May 2011. Mr. Huting's previous positions include Managing Director Continental Europe for Manheim Retail Services, Director Sales and Marketing, and Director European Business Development for Manheim Europe. Mr. Huting holds a Masters of International Business Studies from the University of South Carolina.

Mr. Erhai Liu has served as our director since 2005 and independent director since 2011. Mr. Liu founded Joy Capital, an investment management firm focusing on early-stage venture capital investments and expansion-stage growth capital investments. Prior to that, Mr. Liu served as a vice president at Tie Tong Network Company from May 2001 to August 2003. From May 2000 to May 2001, Mr. Liu served as a vice president for the China region at Clarent Corporation, a company listed on the New York Stock Exchange and a provider of software-based communication solutions. From May 1994 to May 2000, Mr. Liu headed the value-added service division of Jitong Network Communications Company Limited Mr. Liu received a bachelor’s degree in communication and information system from Xidian University in China, a master’s degree in psychology and an M.B.A degree from Peking University in China.

Ms. Annabelle Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center and Managing Partner of Bertelsmann Asia Investments. Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People's Radio Broadcasting. Ms. Long is an active member of the World Economic Forum's Young Global Leaders Advisory Council and is also a member of its Global Agenda Council on the Future of Media, Entertainment & Information. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the Board of Directors of both Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade), China Distance Education Holdings Limited (NYSE: DL) and TuanChe Limited (NASDAQ: TC).

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

Mr. Ming Xu has served as our chief financial officer since June 2018, and has served as a director of Jingzhengu, a leading automobile data service platform in China that we invested in, since December 2018. Mr. Xu joins Bitauto from UBS AG, where he covered U.S.- and Hong Kong-listed Chinese internet companies since 2014 and most recently served as Co-Head of Hong Kong and China Internet Research. Prior to that, Mr. Xu worked in the China Auto Research team of UBS AG from 2011 to 2014, responsible for coverage of Hong Kong-listed automakers, dealers and auto component makers. Before joining UBS AG, Mr. Xu worked in Nomura Holdings from 2008 to 2011 and in Lehman Brothers in 2008, where he also covered the China automobile industry. Mr. Xu holds a master’s degree in economics and a bachelor’s degree in finance, both from Fudan University.

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

Mr. Xiangzhi Kong has served as our chief strategy officer since March 2018. Prior to this, Mr. Kong served as Bitauto's vice president from 2015, assistant vice president from 2013 to 2015, and our business development director from 2008 to 2012. Mr. Kong has been responsible for Bitauto's strategic planning, investments and development of strategic partnerships. Prior to joining Bitauto, Mr. Kong had approximately 10 years of experience in management consulting, providing strategic planning and marketing consulting services to the Fortune 500 and leading technology companies. Mr. Kong received a bachelor's degree in Economics from the University of International Business and Economics in 1999.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB19.4 million (US$2.8 million) in cash compensation to our executive officers and directors as a group, which includes bonuses, salaries and social welfare benefits, and paid an aggregate of approximately RMB545.8 thousand (US$79.4 thousand) in premiums for commercial medical insurance coverage, including the compensation and commercial insurance premium for our former chief financial officer and chief technology officer who resigned from our company in 2018. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee's salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2019, options to purchase 134,751.5 ordinary shares and 44,329 RSUs under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2019, the shares related to outstanding options and RSUs granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sidney Xuande Huang	*	10.20	December 28, 2010	December 28, 2020	vested
Other individuals as a group	65,951.5	10.20	December 28, 2010	December 28, 2020	vested
	35,050	0.40	December 31, 2006	December 31, 2026	vested
	44,329	—	March 16, 2016	March 16, 2026	4 years

*	Less than one percent of our outstanding shares.

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

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2019, options to purchase 187,078.5 ordinary shares and 85,447 RSUs under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2019, the shares related to outstanding options and RSUs granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	10.20	December 28, 2010	December 28, 2020	vested
	*	—	June 20, 2018	June 20, 2028	4 years
Other individuals as a group	58,541	3.20	February 8, 2010	February 8, 2020	vested
	41,287.5	10.20	December 28, 2010	December 28, 2020	vested
	37,250	4.03	August 7, 2012	August 7, 2022	vested
	45,447	—	March 16, 2016	March 16, 2026	4 years

*	Less than one percent of our outstanding shares.

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

2012 Share Incentive Plan

On August 7, 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan, to motivate, attract and retain employees, directors and consultants. As of March 31, 2019, 814,495 RSUs under the 2012 Plan were outstanding.

The following table summarizes, as of March 31, 2019, the outstanding RSUs granted to certain of our directors and executive officers and to other individuals as a group.

Name	Number of RSUs	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	August 7, 2013	August 7, 2023	vested
	*	November 17, 2016	November 17, 2026	vested
Xiaoke Liu	*	March 16, 2017	March 16, 2027	4 years
Xiangzhi Kong	*	November 20, 2014	November 20, 2024	vested
	*	November 17, 2016	November 17, 2026	vested
Sidney Xuande Huang	*	October 1, 2013	October 1, 2023	vested
Yu Long	*	February 17, 2015	February 17, 2025	vested
	*	May 25, 2017	May 25, 2027	4 years
Jun Hou	*	March 5, 2015	March 5, 2025	vested
Other individuals as a group	7,340	December 25, 2013	December 25, 2023	vested
	6,526	October 21, 2014	October 21, 2024	vested
	187	November 12, 2014	November 12, 2024	vested
	5,463	November 20, 2014	November 20, 2024	vested
	14,652	March 5, 2015	March 5, 2025	vested
	14,110	April 21, 2015	April 21, 2025	vested
	2,914	August 20, 2015	August 20, 2025	vested
	70,761	March 16, 2016	March 16, 2026	4 years
	20,492	May 20, 2016	May 20, 2026	vested
	74,850	November 17, 2016	November 17, 2026	vested
	19,172	November 10, 2016	November 10, 2026	4 years
	500	March 16, 2017	March 16, 2027	4 years
	53,890	September 26, 2017	September 26, 2027	4 years
	85,000	June 20, 2018	June 20, 2028	4 years

*	Less than one percent of our outstanding shares.

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

2016 Share Incentive Plan

On November 17, 2016 we adopted our 2016 Share Incentive Plan, or the 2016 Plan, which was amended and restated in March 2018, to motivate, attract and retain employees, directors and consultants. The amended and restated 2016 Share Incentive Plan increased the maximum number of ordinary shares to 6,200,000 shares in order to further attract and retain the best available personnel and provide additional incentive to employees, officers, directors and advisors of the Company. As of March 31, 2019, 3,621,596 RSUs under the 2016 Plan were outstanding.

The following table summarizes, as of March 31, 2019, the outstanding RSUs granted to certain of our directors and executive officers and to other individuals as a group.

Name	Number of RSUs	Date of Grant	Date of Expiration	Vesting Schedule
Xuan Zhang	1,680,000	March 15, 2018	March 15, 2028	5 years
Xiangzhi Kong	*	January 5, 2017	January 5, 2027	4 years
Erhai Liu	*	March 15, 2018	March 15, 2028	4 years
Jun Hou	*	March 26, 2019	March 26, 2029	4 years
Ming Xu	*	June 20, 2018	June 20, 2028	4 years
Other individuals as a group	808,931	January 5, 2017	January 5, 2027	4 years
	294,000	December 5, 2018	December 5, 2028	4 years
	529,800	March 26, 2019	March 26, 2029	2 years/4 years

*	Less than one percent of our outstanding shares.

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

We had 7,620, 8,558 and 8,316 employees as of December 31, 2016, 2017 and 2018, respectively. Of all the employees as of December 31, 2018, 2,856 were located in Beijing, and 5,460 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2018:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	5,252	63%
Editorial and creative	540	7%
Product development	1,251	15%
General and administrative	1,273	15%
Total	8,316	100%

The number of our employees includes 5,552 employees who are from the entities in which we acquired and holds controlling interests.

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

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

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

	Shares Beneficially Owned
	Number	%*
Directors and Executive Officers:
Bin Li(1)	7,755,863.5	11.0%
Xuan Zhang(2)	—	—
Sidney Xuande Huang(3)	**	**
Rob Huting(4)	—	—
Erhai Liu(5)	**	**
Yu Long(6)	**	**
Jun Hou(7)	**	**
Ming Xu(8)	—	—
Xiaoke Liu(9)	**	**
Xiangzhi Kong(10)	**	**
All Directors and Executive Officers as a group	7,904,032.5	11.2%
Principal Shareholders:
JD.com Global Investment Limited(11)	17,854,652	25.4%
Snow Lake Capital (HK) Limited(12)	7,700,000	10.4%
Cox Automotive Global Investments, Inc.(13)	9,000,000	12.8%
Proudview Limited(14)	6,942,779.5	9.9%
Entities affiliated with PAG Holdings Limited(15)	5,302,069	7.6%
Entities affiliated with Tencent Holdings Limited(16)	5,482,683	7.8%
Entities affiliated with Citic Capital Holdings Limited(17)	4,648,884	6.5%
Invesco Ltd.(18)	5,596,819	7.6%

*	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding, which is 70,166,576.5 as of March 31, 2019 (excluding 3,594,512.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans), and the number of shares such person or group has the right to acquire upon exercise of options, RSUs or other rights within 60 days after March 31, 2019.

**	Less than 1% of our total outstanding shares.

(1)	Includes (i) 4,442,779.5 ordinary shares and 2,500,000 ADSs owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, and (iii) 313,084 vested restrict share units and options. Mr. Li owns 99.8% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 0.2% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(2)	The business address of Mr. Zhang is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044. The share number does not include unvested incentive awards that Mr. Zhang is entitled to acquire in future periods later than six months after March 31, 2019.

(3)	The business address of Mr. Huang is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.

(4)	The business address of Mr. Huting is c/o Cox Automotive, Inc., 6205 Peachtree Dunwoody Road Atlanta, Georgia 30328.

(5)	The business address of Mr. Liu is 1501, Tower B, Greenland Center, No. 4 Wangjing Dong Yuan, Chaoyang District, Beijing, China, 100102.

(6)	The business address of Ms. Long is Unit 1609, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Rd., Chaoyang Dist., Beijing, China, 100027.

(7)	The business address of Mr. Hou is 48-19, Bishuizhuangyuan, Huilongguan Town, Changping District, Beijing, China, 102206.

(8)	The business address of Mr. Xu is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044. The share number does not include unvested incentive awards that Mr. Xu is entitled to acquire in future periods later than six months after March 31, 2019.

(9)	The business address of Mr. Liu is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(10)	The business address of Mr. Kong is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(11)	Includes (i)16,706,220 ordinary shares held by JD.com Global Investment Limited, and (ii)1,148,432 ordinary shares represented by ADSs held by JD.com Global Investment Limited. JD.com Global Investment Limited is a British Virgin Islands company, which is a wholly owned subsidiary of JD.com Investment Limited, which is in turn a wholly owned subsidiary of JD.com, Inc., a Cayman Islands company with its shares listed on the Nasdaq Global Select Market. The business address of JD.com Global Investment Limited is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.

(12)	Includes 7,700,000 ordinary shares represented by ADSs held by Snow Lake Capital (HK) Limited, or SLC HK, as reported on a Schedule 13G/A filed by Snow Lake Capital (HK) Limited and Mr. Sean MA on February 11, 2019. SLC HK is a corporation organized and existing under the laws of Hong Kong, which is wholly owned by Mr. Sean MA, who is a Hong Kong permanent resident. The business address of each of SLC HK and Mr. Sean MA is Suites 1101-04, One Exchange Square, 8 Connaught Place, Central, Hong Kong.

(13)	Includes (i) 4,620,000 ADSs and (ii) 4,380,000 ordinary shares owned by Cox Automotive Global Investments, Inc., or CAGI, a Delaware corporation, and an indirect wholly-owned subsidiary of Cox Enterprises, Inc., or CEI, as reported on a Schedule 13D/A jointly filed by CAGI and CEI on January 29, 2019. The principal address of CAGI is 3003 Summit Boulevard, Atlanta, Georgia 30319, and the principal address of CEI is 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328.

(14)	See (1).

(15)	Includes an aggregate of 5,302,069 ordinary shares upon the conversion of the convertible notes held by PAG Asia Alpha LP, PAG-P Asia Fund L.P., PA Grand Opportunity Limited, and Pacific Alliance Asia Opportunity. In January 2019, PAG Asia Alpha L.P. converted part of its convertible notes to 21,123 ordinary shares of our company. Please see the Schedule 13G/A jointly filed by PAG Holdings Limited, Pacific Alliance Group Limited, Pacific Alliance Investment Management Limited, Pacific Alliance Group Asset Management Limited and Pacific Alliance Asia Opportunity Fund L.P. on February 14, 2019 for information relating to Entities affiliated with PAG Holdings Limited. The business address of each of PAG Holdings Limited, Pacific Alliance Group Limited, Pacific Alliance Investment Management Limited, Pacific Alliance Group Asset Management Limited and Pacific Alliance Asia Opportunity Fund L.P. is PO Box 472, 2nd Floor, Harbour Place, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

(16)	Includes (i) 2,046,106 ordinary shares held by Dongting Lake Investment Limited, or Dongting, (ii) 2,471,577 ordinary shares held by Morespark Limited, or Morespark, and (iii) 965,000 ordinary shares represented by ADSs owned by THL E Limited, or THL, as reported on a Schedule 13D jointly filed by Dongting, Morespark, THL and Tencent Holdings Limited, or Tencent, on June 27, 2016. Each of Dongting, Morespark, THL is a wholly-owned subsidiary of Tencent. According to the Schedule 13D filing, Tencent may be deemed to have beneficial ownership and sole power to vote or direct the vote of 5,482,683 ordinary shares. The principal address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The principal address of Dongting is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal address of Morespark is 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong. The principal address of THL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(17)	Includes 4,648,884 ordinary shares represented by ADSs held by Harvest Ocean (Cayman) Limited, or Harvest Ocean, as reported on a Schedule 13D/A filed by Harvest Ocean on June 4, 2018. According to the Schedule 13D/A filing, 4,648,884 shares may be deemed beneficially owned by each of Harvest Ocean (Cayman) Limited, a company organized under the laws of the Cayman Islands, CCP III GP Ltd., a company organized under the laws of the Cayman Islands, CCIP III GP Ltd., a company organized under the laws of the Cayman Islands, Citic Capital Partners Limited, or CCPL, a company organized under the laws of the Cayman Islands, and Citic Capital Holdings Limited, or CCHL, a company organized under the laws of Hong Kong. Each of CCPL and CCHL expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein. The address of CCHL’s principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The address of Harvest Ocean’s registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of CCP III GP Ltd. and CCPL’s registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of CCIP III GP Ltd.’s registered office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

(18)	Includes 5,596,819 ordinary shares represented by ADSs held by Invesco Ltd., as reported on a Schedule 13G filed by Invesco Ltd on February 12, 2019. The principal business address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia, 30309.

As of March 31, 2019, to our knowledge, we had one record holder with registered address in the United States, which held 40,095,608 ordinary shares, representing approximately 57.1% of our total outstanding shares. This record holder in the United States was a brokers that holds securities in street name on behalf of its customers. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Business Cooperation Agreement with JD.com

We entered into a business cooperation agreement with JD.com on January 9, 2015. Pursuant to the business cooperation agreement, JD.com has granted us an exclusive right to operate JD.com's finished automobile business, which includes the sale of finished automobiles on JD Mall, Paipai, their respective mobile sites and JD.com's mobile apps, as well as the provision of advertising services on JD.com's finished car channels, in mainland China. JD.com has also agreed to provide supports in areas such as traffic support, big data capabilities and technology infrastructure. The term of the business cooperation is five years from April 9, 2015.

Non-compete. During the period of business cooperation, JD.com has agreed not to engage in the business of selling finished automobile and providing advertising services relating to finished automobile in mainland China, or control or otherwise be interested in entities or enterprises that engage in such business, nor shall JD.com allow any third-party merchants other than us to operate finished automobile business on its platform.

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

Yixin Share Subscription Agreement

We entered into a share subscription agreement with JD Financial Investment Limited, or JD Financial, a wholly-owned subsidiary of JD.com, Dongting and certain other parties on January 9, 2015. The transactions contemplated under the Yixin share subscription agreement were completed on February 16, 2015. We contributed (i) our online financial service platform which links financiers, insurers, automobile dealers and users to provide automobile related financial services to Yixin Group Limited, or Yixin, formerly known as Yixin Capital Limited, in exchange for 13,499,906 ordinary shares of Yixin representing 27.0% of the issued and outstanding equity securities of Yixin on a fully diluted basis, which were issued to our wholly owned subsidiary, Bitauto Hong Kong Limited, and (ii) 100% of the equity interest in Shanghai Yixin Financing Lease Company Limited, our wholly foreign-owned subsidiary, which has been approved to engage in the automobile financing lease business, and US$100 million in cash to Yixin, in exchange for 11,534,156 series A preferred shares of Yixin. JD Financial purchased 8,872,428 series A preferred shares for a total purchase price of US$100 million. In addition, Dongting purchased 13,308,642 series A preferred shares for a total purchase price of US$150 million.

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

We entered into a series of agreements in May 2017 in respect of the subscription of series C preferred shares of Yixin. Tencent Mobility Limited, or Tencent Mobility, a subsidiary of Tencent, and certain other new investors also entered into share subscription agreements. We contributed our used automobile business and agreed to provide traffic support to Yixin, make non-compete undertakings in relation to Yixin’s business and provide free access to our automobile model database pursuant to certain business cooperation agreement between Yixin and us. In consideration of our contribution and business cooperation, we were issued 75,234,010 series C preferred shares of Yixin, representing approximately 9.3% of the post-closing issued and outstanding equity securities of Yixin on a fully diluted basis. Pursuant to the share subscription agreement between Yixin, Tencent Mobility, us, as amended, Tencent Mobility invested US$75 million in exchange for 16,121,570 series C preferred shares.

Yixin Shareholders' Agreement

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

Voting Proxy Agreement

We entered into a voting proxy agreement with Tencent and JD.com on October 31, 2017. Pursuant to the voting proxy agreement, Tencent and JD.com granted us a voting proxy over an aggregate of 10% of Yixin's shares held by Tencent and JD.com, and we shall have the right to vote these shares on all matters in our sole discretion. However, we agree to vote in favor of (i) the appointment of two nominees of Tencent to the board of directors of Yixin for so long as Tencent continues to directly or indirectly hold an equity interest of at least 20% of Yixin, and one nominee of Tencent for so long as Tencent continues to directly or indirectly hold an equity interest of at least 10% of Yixin; and (ii) the appointment of one nominee from JD.com for so long as JD.com continues to directly or indirectly hold an effective interest of at least 10% of Yixin's shares. Without our prior written consent, Tencent and JD.com should not transfer the shares subject to the voting proxy agreement during the term of the voting proxy agreement. The voting proxy agreement will terminate on the earliest of: (i) the second anniversary commencing from November 16, 2017, (ii) we acquire over 50% of Yixin's equity interests, and (iii) our shareholding in Yixin together with shares of Yixin held by Tencent and JD.com that are subject to voting proxy agreement falls below 50%.

Pursuant to the voting proxy agreement, we have a right of first refusal for Yixin's shares held by Tencent and JD.com that were not subject to the voting proxy, if Tencent and JD.com propose to sell those shares during the term of the voting proxy agreement.

Transactions with Related Parties

Transactions with related parties for the year ended December 31, 2018 are presented under ASC 606, while prior period amounts are not restated and continue to be reported in accordance with our historic accounting method under respective accounting standards in effect for those periods.

Purchase from JD.com. JD.com is an ordinary shareholder of us that has significant influence over us. We made purchase from subsidiaries of JD.com in a total amount of RMB22.1 million, RMB40.4 million and RMB57.1 million (US$8.3 million) for marketing and promotion services in 2016, 2017 and 2018, respectively.

Purchase of services from Eclicks. Shanghai Eclicks Network Co. Ltd., or Eclicks, is an investee of ours. In 2016, 2017 and 2018, we purchased advertising services from Eclicks in a total amount of RMB85.8 million, RMB98.5 million and RMB36.4 million (US$5.3 million), respectively.

Purchase of services from Xinchuang. Beijing Xinchuang Interactive Advertising Company Limited, or Xinchuang is an investee of ours in 2016. In 2016, we purchased advertising services from Xinchuang in a total amount of RMB16.0 million. In January 2017, we acquired additional equity interest of Xinchuang to obtain control of it and Xinchuang became a subsidiary of us as of December 31, 2017.

Purchase of services from Jingzhengu. Jingzhengu Holdings Ltd., and its subsidiaries or Jingzhengu, is an investee of ours. In 2016, 2017 and 2018, we purchased used car valuation services from Jingzhengu in a total amount of RMB3.4 million, RMB14.4 million and RMB20.7 million (US$3.0 million), respectively.

Purchase of services from Chetuan. Chetuan E-Commerce Ltd., and its subsidiaries or Chetuan, is an investee of ours. In 2016, we purchased automobile transaction services from Chetuan in a total amount of RMB86.6 million.

Purchase of automobiles from NIO. NIO Inc. and its subsidiaries or NIO, is an affiliate of ours. In 2018, we purchased automobiles from NIO in a total amount of RMB5.2 million (US$0.8 million).

Services provided to Chetuan. In 2016 and 2017, we provided automobile transaction services to Chetuan for a total amount of RMB79.6 million and RMB9.8 million, respectively.

Services provided to TTP. TTP CAR INC. and its subsidiaries, or TTP, is an investee of ours. In 2016 and 2017, we provided advertising services to TTP for a total amount of RMB32.1 million and RMB15.3 million, respectively.

Services provided to Xinchuang. In 2016, we provided advertising services to Xinchuang for a total amount of RMB79.9 million.

Services provided to NIO. In 2017 and 2018, we provided advertising services to NIO for a total amount of RMB27.4 million and RMB30.6 million (US$4.5 million), respectively.

Services provided to Anxinbao. Beijing Anxinbao Insurance Brokerage Co., Ltd., or Anxinbao is an investee of ours. In 2017 and 2018, we provided other transaction services to Anxinbao for a total amount of RMB14.2 million and RMB6.0 million (US$0.9 million), respectively.

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

Irrevocable Power of Attorney

Each shareholder of BBIT or Beijing Yixin executed an irrevocable power of attorney, appointing the relevant PRC subsidiary or a person designated by such PRC subsidiary as his or her attorney-in-fact to attend shareholders' meetings of BBIT or Beijing Yixin, exercise all the shareholder's voting rights, including but not limited to the sale, transfer, pledge or disposition of the shareholder's equity interest in the variable interest entity, and designate or appoint legal representatives, directors and officers of the relevant variable interest entity. Each power of attorney remains valid and irrevocable from the date of execution so long as the person remains to be the shareholder of the respective variable interest entity.

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

On October 4, 2018, Tianjin Kars entered into equity interest pledge agreements with Beijing Yixin and each of Beijing Yixin's shareholders. Pursuant to the equity interest pledge agreements, each shareholder of Beijing Yixin agrees to pledge their respective equity interests in Beijing Yixin to secure Beijing Yixin and its shareholders' performance of all of their obligations under the power of attorney executed by such shareholder of Beijing Yixin, the exclusive option agreement between Tianjin Kars, Beijing Yixin and its shareholders and the exclusive business cooperation agreement between Tianjin Kars and Beijing Yixin as described below.

Each pledge of shares or equity interests is effective on the date when it is registered with the local branch of the SAMR and remains effective until all payments due under the relevant exclusive business cooperation agreement or all the obligations under the relevant contractual agreements, as the case may be, have been fulfilled by the respective variable interest entity. During the term of a pledge, the relevant PRC subsidiaries, the pledgees, may dispose of the pledge if the variable interest entity defaults under the exclusive business cooperation agreement. Each of the relevant PRC subsidiaries also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC variable interest entities agreed not to transfer or create any new encumbrance adverse to the relevant PRC subsidiaries on the shareholder's equity interest in such variable interest entities without prior written consent of the relevant PRC subsidiaries. We have registered the pledges of the shares or equity interests in BBIT and Beijing Yixin with the local branch of the SAMR.

Agreements that Transfer Economic Benefits from Our PRC Variable Interest Entities to Us

Exclusive Business Cooperation Agreement

On March 9, 2006, BBII entered into an exclusive business cooperation agreement with BBIT, pursuant to which BBII agreed to provide BBIT, on an exclusive basis, with technical, consulting and other services in relation to BBIT's e-commerce and internet content business. BBII's services include, among other things, technical services, network support, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, product search and development and system maintenance. In return, BBIT agreed to pay BBII service fees. BBII follows the commonly used methodology, which is to charge service fees based on each variable interest entity's revenues reduced by its cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws. During the term of this agreement, BBIT agreed not to accept any consultation and/or services provided by any third party without BBII's prior written consent. The term of this agreement is 10 years and may be extended upon BBII's prior written consent. BBII determines the extended term and BBIT agrees to unconditionally accept such extended term.

On October 4, 2018, Tianjin Kars entered into an exclusive business cooperation agreement with Beijing Yixin, pursuant to which Tianjin Kars agreed to provide Beijing Yixin on an exclusive basis with technical, consulting and other services in relation to Beijing Yixin's automobile related financing business. In return, Beijing Yixin agreed to pay Tianjin Kars service fees, which shall consist of an amount to be determined by Tianjin Kars and Beijing Yixin in writing on the basis of considering several metrics including (i) the complexity and difficulty of the services; (ii) the title and the time spent by employees of Tianjin Kars on providing the services; (iii) the contents and value of the services; (iv) the market price of similar type of services; (v) the operation conditions of the Consolidated Affiliated Entity; and (vi) the necessary costs, expenses, taxes and statutory reserves or retaining funds. The agreement remains effective unless Tianjin Kars terminates in writing or either Tianjin Kars or Beijing Yixin fails to obtain the government's approval on the renewal of the business license. Each of Tianjin Kars and Beijing Yixin must renew its operation term prior to the expiration thereof so as to enable the agreement to remain effective.

Exclusive Option Agreements

On March 31, 2009, BBII entered into exclusive option agreements with BBIT and each of BBIT's shareholders. Pursuant to these agreements, each of BBIT's shareholders irrevocably granted BBII an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in BBIT then held by such shareholder of BBIT. BBII or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. Unless an appraisal is required by any applicable PRC laws, the purchase price shall equal the actual capital contribution paid in the registered capital of BBIT by BBIT's shareholders. As agreed in the loan agreements between BBII and BBIT's shareholders, upon BBII's exercise of its option to purchase the equity interests in BBIT, BBII may elect to pay for the purchase by canceling the outstanding amount of loans owed by BBIT's shareholders to BBII. The terms of these agreements are 10 years. The agreements may be renewed for an additional 10 years at BBII's discretion. These agreements amended and replaced the exclusive option agreements among BBII, BBIT and BBIT's shareholders dated March 9, 2006.

On October 4, 2018, Tianjin Kars entered into exclusive option agreements with Beijing Yixin and each of Beijing Yixin's shareholders. Pursuant to these agreements, each of Beijing Yixin's shareholders irrevocably granted Tianjin Kars an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in Beijing Yixin then held by such shareholder of Beijing Yixin. Beijing Yixin or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. The purchase price for the equity interests of each shareholder equals to the capital contribution paid in the registered capital of Beijing Yixin by Beijing Yixin's such shareholder. If the appraisal is required by the PRC law, the purchase price may be adjusted based on the appraisal. Each shareholder undertakes to donate the applicable purchase price (exclusive of the relevant taxes) to Tianjin Kars or any person designated by Tianjin Kars. The agreement remains effective until all the equity interests held by the shareholder of Beijing Yixin have been transferred or assigned to Tianjin Kars or any other persons designated by Tianjin Kars.

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

A.	Consolidated Statements and Other Financial Information

See Item 18 "Financial Statements."

Legal and Administrative Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are currently not involved in any legal or administrative proceedings that may have a material adverse impact on our business, financial condition or results of operations.

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

Our operating subsidiaries and variable interest entities had retained earnings amounting to RMB$2.64 billion (US$384.4 million) as of December 31, 2018 pursuant to PRC Accounting Standards. Therefore, our operating subsidiaries and variable interest entities appropriated reserves amounting to RMB204.6 million (US$29.8 million) as of December 31, 2018. The accounting policies applied by our operating subsidiaries in preparing their financial statements under PRC accounting standards are materially consistent with our accounting policies under U.S. GAAP. There is no material difference between the retained earnings of our operating subsidiaries determined under PRC accounting standards and the retained earnings of our operating subsidiaries consolidated by us under U.S. GAAP. For a description of how earnings are transferred from our PRC subsidiaries, and our variable interest entities to us, see "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders."

In addition, we do not have any present plan to pay cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has significant discretion on whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, the depositary will distribute such payments to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Board of Directors

A director is not required to hold any shares in our company by way of qualification. Subject to any separate requirement for audit committee approval and unless disqualified by the chairman of the relevant board meeting, a director may generally vote with respect to any contract, proposed contract or arrangement in which he is interested provided the nature of his interest is disclosed prior to voting. Our board may exercise all the powers of our company to borrow money, mortgage its undertaking, property, assets and uncalled capital, and issue debentures, bonds or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. The directors may receive such remuneration as our board may from time to time determine. There is no age limit requirement with respect to the retirement or non-retirement of a director. See also "Item 6. Directors, Senior Management and Employees—C. Board Practices—Duties of Directors" and "—Terms of Directors and Officers."

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

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders' meeting is by show of hands unless required by the rules of the listing exchange or a poll is demanded. A poll may be demanded by the chairman of a shareholders’ meeting or any one shareholder present in person or by proxy.

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

Transfer of Shares. Subject to the restrictions contained in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share. Our directors may also decline to register any transfer of any ordinary share or recognize any instrument of transfer unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) the ordinary shares transferred are fully paid and free of any lien in favor of us; (e) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (f) any fee related to the transfer has been paid to us.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or repurchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares pari passu amongst the holders of ordinary shares in proportion to the capital paid up on the shares held. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the holders of ordinary shares in proportion to the capital paid up or ought to have been paid up on the shares held.

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

General Meetings of Shareholders. Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum for a meeting of shareholders consists of at least two shareholders present in person or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

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

People's Republic of China Taxation

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their "de facto management bodies" located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, controlling equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and their variable interest entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may apply to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiaries to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. As our Hong Kong subsidiaries own controlling interests of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be a PRC tax resident enterprises as described below and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under the Circular 9 issued by the SAT in February 2018 or is determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%.

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

On February 3, 2015, the State Administration of Taxation issued Public Notice 7, which partially replaced and supplemented previous rules under Circular 698. On October 17, 2017, the SAT issued SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under Public Notice 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this "indirect transfer." Using a "substance over form" principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors may be at risk of being required to file a return and being taxed under Public Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with Public Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under these circulars.

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

For the period immediately prior to the implementation of the VAT Pilot Program, revenues from our services are subject to a 5% PRC business tax. During the period from the effectiveness of the VAT Pilot Program applicable to our services to April 30, 2018, our entities were subject to a 6% or 17% value-added tax rate. The value-added tax rate of 17% was reduced to 16% starting from May 1, 2018 and was further reduced to 13% starting from April 1, 2019 pursuant to relevant PRC tax regulation.

See "Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may have exposure to greater than anticipated tax liabilities."

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended ("the Code"). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service ("IRS") with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those summarized below (for example, banks, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders who will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or holders who have a functional currency other than the United States dollar). In addition, this summary does not discuss any United States federal estate, gift, Medicare, alternative minimum tax or other non-income tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

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

Assuming we are the owner of our PRC variable interest entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ending December 31, 2018. In addition, we will very likely be classified as a PFIC for our current taxable year ending December 31, 2019, and for future taxable years.

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

The discussion below under "Dividends" and "Sale or Other Disposition of ADSs or Ordinary Shares" is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. As discussed above, we believe that we were a PFIC for the taxable year ending December 31, 2018, and will very likely be classified as a PFIC for our current taxable year ending December 31, 2019, and for future taxable years. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under "Passive Foreign Investment Company Rules".

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

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ending December 31, 2018, and will very likely be classified as a PFIC for our current taxable year ending December 31, 2019, and for future taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (with respect to our ADSs, as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including under certain circumstances a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

The value of the Renminbi against the U.S. dollar and Hong Kong dollar may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People's Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollar was 7.2% in 2016. The appreciation of Renminbi against the U.S. dollar was 6.3% in 2017. The depreciation of the Renminbi against the U.S. dollar was 5.7% in 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Because the Hong Kong dollar is pegged with the U.S. dollar, the fluctuation experienced in converting between Renminbi and U.S. dollar is similar to that in Hong Kong dollars.

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

As of December 31, 2018, we had RMB-denominated cash and cash equivalents and restricted cash of RMB5.38 billion, HKD-denominated cash and cash equivalents and restricted cash of HKD1.03 billion, and U.S. dollar-denominated cash and cash equivalents and restricted cash of US$448.4 million. Assuming we had converted RMB5.38 billion into U.S. dollars at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our U.S. dollar cash balance would have been US$1.23 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$1.16 billion instead. Assuming we had converted US$448.4 million into RMB at the exchange rate of RMB6.8755 for US$1.00 as of December 31, 2018, our RMB cash balance would have been RMB8.47 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB8.78 billion instead.

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

For the years ended December 31, 2016, 2017 and 2018, interest income from cash deposits was approximately RMB41.7 million, RMB93.0 million and RMB125.9 million (US$18.3 million). The weighted average interest rate on our cash deposits is 0.76%, 1.00% and 1.23% for the years ended December 31, 2016, 2017 and 2018. The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB46.8 million (US$6.8 million), respectively, based on the cash and cash equivalents and restricted cash balance at December 31, 2018.

Our interest-bearing financial liabilities comprised primarily of borrowings at fixed rates or variable rates. Borrowings at fixed rates do not expose us to interest rate risk. For borrowings at variable rates, interest charge incurred for the years ended December 31, 2016, 2017 and 2018 was RMB24.3 million, RMB219.3 million and RMB432.0 million (US$62.8 million). With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest charge by RMB46.7 million (US$6.8 million), respectively, based on the balance of borrowings at variable rates as of December 31, 2018.

See Item 18 "Financial Statements—Notes to the financial statements—Note 4."

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. Since the completion of our initial public offering in November 2010, we have received approximately US$3.2 million, net of applicable withholding taxes in the U.S., from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See "Item 10. Additional Information" for a description of the rights of securities holders, which remain unchanged.

We received net proceeds of approximately US$96.4 million from our initial public offering after deducting expenses. We received net proceeds of approximately US$35.9 million from our follow-on offering after deducting expenses. For the period from the completion of our initial public offering to December 31, 2018, we used the net proceeds received from our public offerings as follows:

•	approximately US$60.0 million to repurchase ADSs from the open market; and

•	the remainder for general corporate purposes, including strategic investment, establishment of new entities, acquisitions of assets and capital increase for business development.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2018, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years ended December 31, 2017 and 2018. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2017	2018
	(In US$ thousands)
Audit fees(1)	1,383	1,309
Audit-related fees(2)	3,676	720
Tax fees(3)	420	305
Other service fees(4)	347	15

(1)	"Audit fees" means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting).

(2)	"Audit-related fees" represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services, which mainly included the audit and related service fees for our subsidiaries.

(3)	"Tax fees" represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	"Other service fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm including buy-side due diligence service, and ESG reporting and other consulting service for our subsidiary.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by independent auditor, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001- 34947))
2.1	Registrant's Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))

Exhibit Number	Description of Document
2.2	Registrant's Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.4	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.5	Amendment to the Shareholders' Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))
4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))
4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))
4.3	2012 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.4	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))
4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))
4.7	Exclusive Business Cooperation Agreement between BBII and BBIT (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.8	Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.7 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.9	Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.8 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.10	Loan Agreement between BBII and a shareholder of BBIT (incorporated herein by reference to Exhibit 4.9 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.11	Exclusive Business Cooperation Agreement between BBII and BEAM (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.12	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.13	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.14	Loan Agreement between BBII and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.15	Power of Attorney by the shareholders of each PRC variable interest entity (except Beijing Xinbao Information Technology Company Limited and Beijing Yixin Information Technology Company Limited) (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.16	Exclusive Business Cooperation Agreement between BBII and Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.17	Loan Agreement between BBII and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))

Exhibit Number	Description of Document
4.18	Exclusive Option Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.19	Equity Interest Pledge Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.20	Power of Attorney by the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.21*	Exclusive Business Cooperation Agreement between Tianjin Kars and Beijing Yixin dated October 4, 2018
4.22*	Exclusive Option Agreements among Tianjin Kars, Beijing Yixin and each shareholder of Beijing Yixin dated October 4, 2018
4.23*	Equity Interest Pledge Agreements among Tianjin Kars, Beijing Yixin and each shareholder of Beijing Yixin dated October 4, 2018
4.24*	Powers of Attorney by each shareholder of Beijing Yixin dated October 4, 2018
4.25	Subscription Agreement by and among the Registrant, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))
4.26	English translation of Business Cooperation Agreement between the Registrant and JD.com, Inc., dated January 9, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))
4.27	Share Subscription Agreement by and among the Registrant, Yixin Capital Limited, Dongting Lake Investment Limited, JD Financial Investment Limited and Hammer Capital Management Limited dated January 9, 2015 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))
4.28	Share Subscription Agreement by and among the Registrant, JD.com Global Investment Limited, Morespark Limited, and Baidu Holdings Limited dated June 6, 2016 (incorporated herein by reference to Exhibit 4.28 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.29	Amended and Restated Investor Rights Agreement by and among the Registrant, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.30	Share Subscription Agreement by and among the Registrant, Yixin Capital Limited, JD Financial Investment Limited, Morespark Limited, Baidu Hong Kong Limited and other investors and parties listed therein dated August 1, 2016 (incorporated herein by reference to Exhibit 4.30 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.31	Convertible Note Purchase Agreement by and among the Registrant, PA Grand Opportunity Limited and other purchasers named therein dated June 6, 2016, as amended (incorporated herein by reference to Exhibit 4.31 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.32	Registration Rights Agreement by and among the Registrant, PA Grand Opportunity Limited and other investors named therein dated August 2, 2016 (incorporated herein by reference to Exhibit 4.32 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.33	Shareholders' Agreement by and among Bitauto Hong Kong Limited, Yixin Capital Limited, Dongting Lake Investment Limited, Morespark Limited, JD Financial Investment Limited and other investors and parties listed therein dated August 19, 2016 (incorporated herein by reference to Exhibit 4.33 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.34	Series C Preference Shares Subscription Agreement by and among the Registrant, Yixin Capital Limited and Tencent Mobility Limited dated May 11, 2017 (incorporated herein by reference to Exhibit 4.39 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.35	Amendment to Series C Preference Shares Subscription Agreement by and among the Registrant, Yixin Capital Limited and Tencent Mobility Limited dated May 25, 2017 (incorporated herein by reference to Exhibit 4.40 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.36	Second Amended and Restated Shareholders Agreement by and among the Registrant, Yixin Capital Limited, Tencent Mobility Limited and other parties listed therein dated May 26, 2017 (incorporated herein by reference to Exhibit 4.41 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))

Exhibit Number	Description of Document
4.37	Contribution Agreement between the Registrant and Yixin Capital Limited dated May 11, 2017. (incorporated herein by reference to Exhibit 4.42 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.38	Voting Agreement by and among the Registrant, Tencent Holdings Limited and JD.com, Inc. dated October 31, 2017. (incorporated herein by reference to Exhibit 4.43 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.39	Termination Agreement by and among BBII, CIG, BBIT, Bin Li and Weihai Qu dated June 26, 2017. (incorporated herein by reference to Exhibit 4.44 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.40	Investment Agreement by and among Gain Loyal Limited, BBII, CIG and its shareholders dated November 1, 2017. (incorporated herein by reference to Exhibit 4.45 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
8.1*	List of Significant Subsidiaries and Variable Interest Entities
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

By:	/s/ Xuan Zhang
	Name:	Xuan Zhang
	Title:	Chief Executive Officer

Date: April 26, 2019

BITAUTO HOLDINGS LIMITED

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016, 2017 and 2018

BITAUTO HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitauto Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bitauto Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income/(loss), cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2018.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 26, 2019

We have served as the Company’s auditor since 2015.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2017	2018
	Notes	RMB	RMB

Assets

Current assets
Cash and cash equivalents		9,555,027	4,576,820
Restricted cash	6	811,596	4,344,291
Accounts receivable, net	7	2,854,410	3,890,712
Bills receivable		330,544	365,036
Prepayments and other receivables	8	1,103,683	2,039,299
Due from related parties	28	205,031	181,495
Uncollateralized finance receivables - current portion, net	14	2,963,926	5,226,642
Collateralized finance receivables - current portion, net	14	10,289,972	13,546,137
Other current assets		3,180	4,415
Total current assets		28,117,369	34,174,847

Non-current assets
Restricted cash	6	672,736	446,108
Investment in equity investees	9	1,184,196	1,907,171
Investment in convertible notes	10	-	1,789,470
Property, plant and equipment, net	11	1,296,196	449,387
Intangible assets, net	12	1,726,321	996,941
Deferred tax assets	24	52,508	178,563
Goodwill	13	543,655	532,130
Uncollateralized finance receivables - non-current portion, net	14	4,181,627	6,609,474
Collateralized finance receivables - non-current portion, net	14	12,356,080	11,494,820
Other non-current assets	15	1,385,044	1,165,027
Total non-current assets		23,398,363	25,569,091

Total assets		51,515,732	59,743,938

Liabilities

Current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the primary beneficiaries of RMB3,655,453 and RMB4,399,899 as of December 31, 2017 and 2018, respectively)
Short term borrowings	16	11,243,614	12,274,038
Asset-backed securitization debt	17	6,165,429	10,021,333
Accounts payable		2,176,627	2,909,051
Bills payable		295,089	32,300
Guarantee liabilities	18	-	107,614
Income tax payable		172,018	361,726
Due to related parties	28	98,241	106,563
Deferred revenue	20	81,629	164,867
Other payables and accruals	21	2,466,592	2,660,157
Total current liabilities		22,699,239	28,637,649

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2017	2018
	Notes	RMB	RMB

Non-current liabilities
Long term borrowings	16	5,074,273	4,626,756
Asset-backed securitization debt	17	2,611,821	3,764,348
Convertible debt	19	707,854	774,703
Deferred tax liabilities	24	52,237	27,770
Deferred revenue	20	58,371	1,444,920
Other non-current liabilities		74,266	159,355
Total non-current liabilities		8,578,822	10,797,852

Total liabilities		31,278,061	39,435,501

Commitments and contingencies	29

Redeemable noncontrolling interests	22	301,953	360,010

Bitauto Holdings Limited shareholders’ equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 72,739,966 shares issued and outstanding as of December 31, 2017 and 2018, respectively)		19	19
Additional paid-in capital		12,220,493	12,782,826
Treasury shares		(20,411)	(333,985)
Statutory reserves		153,538	204,583
Accumulated other comprehensive income		468,257	601,423
Accumulated deficit		(1,493,209)	(2,124,549)
Total Bitauto Holdings Limited shareholders’ equity		11,328,687	11,130,317
Noncontrolling interests		8,607,031	8,818,110
Total shareholders’ equity		19,935,718	19,948,427

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		51,515,732	59,743,938

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2016	2017	2018
	Notes	RMB	RMB	RMB

Revenue		5,772,948	8,751,259	10,579,609
Cost of revenue		(2,077,979)	(3,234,680)	(4,244,398)
Gross profit		3,694,969	5,516,579	6,335,211

Selling and administrative expenses		(3,417,811)	(6,059,046)	(6,370,718)
Product development expenses		(457,367)	(565,702)	(611,113)
Other gains, net	23	70,981	31,576	181,114
Loss from operations		(109,228)	(1,076,593)	(465,506)

Interest income		41,651	93,025	125,875
Interest expense		(52,155)	(92,633)	(79,090)
Share of results of equity investees		(25,640)	(71,866)	(76,810)
Investment loss		(45,012)	(75,097)	(7,889)
Loss before tax		(190,384)	(1,223,164)	(503,420)

Income tax expense	24	(147,569)	(203,824)	(175,896)
Net loss		(337,953)	(1,426,988)	(679,316)

Net loss attributable to noncontrolling interests		(1,895)	(147,991)	(99,021)
Accretion to redeemable noncontrolling interests		205,287	332,117	28,057
Net loss attributable to Bitauto Holdings Limited		(541,345)	(1,611,114)	(608,352)

Net loss per share/ADS attributable to ordinary shareholders	26
Basic		(8.31)	(23.01)	(8.13)
Diluted		(8.31)	(23.16)	(8.13)

Weighted average number of shares/ADSs	26
Basic		65,160,205	70,154,910	71,305,353
Diluted		65,160,205	70,154,910	71,305,353

Other comprehensive income/(loss)
Foreign currency exchange gains/(losses), net of tax of nil		459,430	(353,747)	153,894

Total comprehensive income/(loss), net of tax		121,477	(1,780,735)	(525,422)
Total comprehensive loss attributable to noncontrolling interests		(1,692)	(227,693)	(78,293)
Accretion to redeemable noncontrolling interests		205,287	332,117	28,057
Total comprehensive loss attributable to Bitauto Holdings Limited		(82,118)	(1,885,159)	(475,186)

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2016	2017	2018
	RMB	RMB	RMB

Cash flows from operating activities
Net loss	(337,953)	(1,426,988)	(679,316)

Adjustments to reconcile net loss to net cash provided by operating activities:
Investment loss	45,012	75,097	7,889
Unrealized exchange (gains)/losses	(3,410)	(8,375)	15,993
Interest expense	-	31,659	-
Depreciation of property, plant and equipment	55,859	185,344	255,762
Amortization of intangible assets	633,368	688,572	693,761
Deferred income tax	6,863	(46,171)	(150,522)
Share-based compensation	76,981	1,185,839	896,416
(Gains)/Losses on disposal of property, plant and equipment	(22,993)	(14,910)	5,364
Gains on disposal of intangible assets	-	(1,520)	(52,673)
Share of results of equity investees	25,640	71,866	76,810
Gains from guarantee liabilities	-	-	(2,462)
Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables	102,651	349,185	747,254
Allowance for due from related party	-	15,000	4,000
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(426,800)	(869,699)	(1,259,543)
Bills receivable	37,424	(220,308)	(34,492)
Prepayments and other receivables	(258,732)	(343,794)	(737,248)
Due from related parties	30,996	29,792	(13,185)
Other current assets	(104,313)	(17)	(176,740)
Other non-current assets	(462,033)	(375,823)	(104,618)
Accounts payable	619,769	483,312	745,184
Guarantee liabilities	-	-	110,076
Deferred revenue	(30,886)	116,347	(93,596)
Income tax payable	9,761	30,561	192,625
Due to related parties	35,693	25,194	8,322
Other payables and accruals	424,148	968,509	215,689
Other non-current liabilities	70,351	(20,446)	7,229

Net cash provided by operating activities	527,396	928,226	677,979

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2016	2017	2018
	RMB	RMB	RMB

Cash flows from investing activities
Placement of time deposits	(2,000)	-	-
Proceeds from maturity of time deposits	100,000	2,000	-
Purchase of investment in equity investees	(280,168)	(120,429)	(754,008)
Disposal of investment in equity investees	-	127,120	15,328
Purchases of property, plant and equipment	(575,015)	(1,728,761)	(230,945)
Purchases of intangible assets	(33,567)	(26,706)	(14,143)
Purchase of convertible notes	-	-	(139,425)
Proceeds from disposal of property, plant and equipment	67,090	242,282	816,860
Proceeds from disposal of intangible assets	445	-	57,400
Acquisition of finance receivables	(13,951,414)	(24,608,984)	(24,705,908)
Collection of finance receivables	2,844,009	9,135,002	17,483,354
Acquisition of subsidiaries, net of cash acquired	(56,513)	(49,585)	-

Net cash used in investing activities	(11,887,133)	(17,028,061)	(7,471,487)

Cash flows from financing activities
Proceeds from issuance of ordinary shares, net of issuance costs	977,954	-	-
Proceeds from issuance of subsidiary’s ordinary shares, net of issuance costs	-	5,528,755	(3,165)
Proceeds from issuance of subsidiaries’ redeemable convertible preference shares, net of issuance costs	2,043,694	1,317,450	-
Repurchase of ordinary shares	-	-	(326,654)
Repurchase of subsidiary's ordinary shares	-	-	(4,367)
Contribution from noncontrolling interests	-	2,995	-
Purchase of noncontrolling interests	-	(36,292)	-
Proceeds from issuance of convertible debt	991,720	-	-
Proceeds from exercise of options	20,772	26,673	1,879
Proceeds from exercise of subsidiary's options	-	-	31
Proceeds from borrowings	7,775,989	23,306,791	23,045,346
Repayment of borrowings	(818,076)	(14,650,880)	(22,710,497)
Proceeds from asset-backed securitization debt	5,499,400	11,142,486	16,956,147
Repayment of asset-backed securitization debt	(1,068,779)	(6,795,858)	(11,947,716)

Net cash provided by financing activities	15,422,674	19,842,120	5,011,004

Effect of exchange rate changes on cash and cash equivalents and restricted cash	293,099	(350,491)	110,364

Increase/(Decrease) in cash and cash equivalents and restricted cash	4,356,036	3,391,794	(1,672,140)
Cash and cash equivalents and restricted cash at beginning of the year	3,291,529	7,647,565	11,039,359

Cash and cash equivalents and restricted cash at end of the year	7,647,565	11,039,359	9,367,219

Supplemental cash flow disclosures:

Cash paid for income taxes	(130,946)	(219,434)	(133,793)
Cash paid for interest	(71,759)	(1,118,736)	(1,962,269)

Supplemental disclosures of non-cash activities:

Purchases of property, plant and equipment	1,240	9,471	10,499
Purchases of intangible assets	291	708	1,291
Amounts receivable from exercise of options	(3,488)	(58,415)	(176)
Investment in convertible notes in connection with business cooperation with Yusheng Holdings Limited	-	-	1,645,342
Conversion of convertible debt	-	158,450	-
Conversion of Yixin preferred shares	-	5,323,103	-

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Retained earnings/ (Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit)	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2016	63,311,294.0	17	1,724,497.5	(56,690)	7,859,512	57,193	281,594	218,191	8,359,817	264,753	8,624,570

Issuance of ordinary shares	7,414,731.0	2	-	-	978,331	-	-	-	978,333	-	978,333

Beneficial conversion feature in relation to issuance of convertible debt	-	-	-	-	185,712	-	-	-	185,712	-	185,712

Exercise of options and RSUs	-	-	(450,311.0)	14,802	8,510	-	-	-	23,312	-	23,312

Share-based compensation	-	-	-	-	76,981	-	-	-	76,981	-	76,981

Net loss	-	-	-	-	-	-	-	(336,058)	(336,058)	(1,895)	(337,953)

Foreign currency translation gains	-	-	-	-	-	-	459,430	-	459,430	-	459,430

Acquisitions of subsidiaries	-	-	-	-	-	-	1,278	-	1,278	15,689	16,967

Accretion of redeemable noncontrolling interests	-	-	-	-	(205,287)	-	-	-	(205,287)	-	(205,287)

Provision of statutory reserves	-	-	-	-	-	32,648	-	(32,648)	-	-	-

As of December 31, 2016	70,726,025.0	19	1,274,186.5	(41,888)	8,903,759	89,841	742,302	(150,515)	9,543,518	278,547	9,822,065

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2017	70,726,025.0	19	1,274,186.5	(41,888)	8,903,759	89,841	742,302	(150,515)	9,543,518	278,547	9,822,065

Issuance of ordinary shares	1,000,000.0	-	-	-	-	-	-	-	-	-	-

Exercise of options and RSUs	-	-	(653,397.0)	21,477	(2,001)	-	-	-	19,476	-	19,476

Share-based compensation	-	-	-	-	1,056,653	-	-	-	1,056,653	129,186	1,185,839

Net loss	-	-	-	-	-	-	-	(1,278,997)	(1,278,997)	(147,991)	(1,426,988)

Foreign currency translation losses	-	-	-	-	-	-	(274,045)	-	(274,045)	(79,702)	(353,747)

Conversion of Yixin preferred shares to ordinary shares	-	-	-	-	(947,158)	-	-	-	(947,158)	6,270,261	5,323,103

Proceeds from Yixin IPO, net of issuance costs	-	-	-	-	3,321,055	-	-	-	3,321,055	2,204,022	5,525,077

Transaction with noncontrolling interests	-	-	-	-	12,554	-	-	-	12,554	59,349	71,903

Conversion of convertible debt	1,013,941.0	-	-	-	158,450	-	-	-	158,450	-	158,450

Acquisition of noncontrolling interests in subsidiaries	-	-	-	-	49,298	-	-	-	49,298	(109,671)	(60,373)

Issuance of ordinary shares by the Company’s subsidiary	-	-	-	-	-	-	-	-	-	3,030	3,030

Accretion of redeemable noncontrolling interests	-	-	-	-	(332,117)	-	-	-	(332,117)	-	(332,117)

Provision of statutory reserves	-	-	-	-	-	63,697	-	(63,697)	-	-	-

As of December 31, 2017	72,739,966.0	19	620,789.5	(20,411)	12,220,493	153,538	468,257	(1,493,209)	11,328,687	8,607,031	19,935,718

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2018	72,739,966.0	19	620,789.5	(20,411)	12,220,493	153,538	468,257	(1,493,209)	11,328,687	8,607,031	19,935,718

Repurchase of ordinary shares	-	-	2,398,780.0	(329,625)	-	-	-	-	(329,625)	-	(329,625)

Exercise of options and RSUs	-	-	(488,321.0)	16,051	(14,059)	-	-	-	1,992	-	1,992

Repurchase of subsidiaries' ordinary shares	-	-	-	-	(1,958)	-	-	-	(1,958)	(2,409)	(4,367)

Exercise/settlement of options and RSUs in subsidiaries	-	-	-	-	(96,762)	-	-	-	(96,762)	97,237	475

Share-based compensation	-	-	-	-	701,872	-	-	-	701,872	194,544	896,416

Share of other comprehensive loss of equity method investees	-	-	-	-	1,297	-	-	-	1,297	-	1,297

Net loss	-	-	-	-	-	-	-	(580,295)	(580,295)	(99,021)	(679,316)

Foreign currency translation gains	-	-	-	-	-	-	133,166	-	133,166	20,728	153,894

Accretion of redeemable noncontrolling interests	-	-	-	-	(28,057)	-	-	-	(28,057)	-	(28,057)

Provision of statutory reserves	-	-	-	-	-	51,045	-	(51,045)	-	-	-

As of December 31, 2018	72,739,966.0	19	2,531,248.5	(333,985)	12,782,826	204,583	601,423	(2,124,549)	11,130,317	8,818,110	19,948,427

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Group is principally engaged in the provision of internet content and marketing services, and transaction services in the automobile industry, including advertising and subscription services, transaction services and digital marketing solutions services in the PRC.

On November 16, 2017, Yixin Group Limited (“Yixin”), the Group’s subsidiary engaging in automobile transaction services, completed its initial public offering (“IPO”) on the Main Board of The Stock Exchange of Hong Kong Limited. The Group continues to take control of Yixin and consolidate Yixin as its controlling shareholder through the voting proxy agreement that the Group entered into with certain other shareholders, and recognizes noncontrolling interests reflecting the shares held by the shareholders other than the Group in the consolidated financial statements. As of December 31, 2018, the Group held 44.8% (2017: 45.2%) of the then outstanding ordinary shares of Yixin.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

As of December 31, 2018, the Company’s principal subsidiaries, VIEs and subsidiaries of VIEs are as follows:

Name	Date of incorporation or acquisition	Place of operations	% of direct or indirect economic interest
Bitauto Hong Kong Limited	April 27, 2010	Hong Kong	100
Beijing Bitauto Internet Information Company Limited	January 20, 2006	PRC	100
Dalian Rongxin Financing Guarantees Company Limited	June 6, 2016	PRC	100
Yixin Group Limited	November 19, 2014	Cayman Islands	44.8
Yixin Holding Hong Kong Limited	November 27, 2014	Hong Kong	44.8
Xinche Investment (Shanghai) Company Limited	January 16, 2015	PRC	44.8
Shanghai Yixin Financing Lease Company Limited	August 12, 2014	PRC	44.8
Tianjin Hengtong Jiahe Financing Lease Company Limited.	May 18, 2015	PRC	44.8
Xinjiang Wanxing Information Technology Company Limited	January 24, 2018	PRC	44.8
Beijing Bitauto Information Technology Company Limited	November 30, 2005	PRC	100
Beijing Easy Auto Media Company Limited	March 7, 2008	PRC	100
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007	PRC	100
Beijing Xinbao Information Technology Company Limited	February 2, 2008	PRC	100
Tianjin Boyou Information Technology Company Limited	May 16, 2014	PRC	100
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011	PRC	100
Tianjin Bida Information Technology Company Limited	January 17,2017	PRC	100
Eminent Success Holdings Group Limited	June 26, 2018	British Virgin Islands	44.8
Rising Champion International Limited	July 10, 2018	Hong Kong	44.8
Tanjin Kars Information Technology Company Limited	June 19, 2018	PRC	44.8
Beijing Yixin Information Technology Company Limited	January 9, 2015	PRC	44.8
Beijing Creative & Interactive Digital Technology Company Limited (“CIG”, formerly known as Beijing C&I Advertising Company Limited)	December 30, 2002	PRC	57.1
Beijing Xinchuang Interactive Advertising Company Limited	January 19, 2017	PRC	34.3
Beijing Chehui Technology Company Limited	February 10, 2006	PRC	57.1

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

Variable interest entities

To comply with the PRC laws and regulations that restrict foreign ownership of companies involved in provision of internet content and other restricted businesses, the Group operates its websites and engages in such restricted businesses in the PRC through certain PRC domestic companies, whose equity interest are held by certain management members of the Company and certain PRC entities (“nominee shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual agreements with these PRC domestic companies and their respective nominee shareholders. These contractual agreements include loan agreements, irrevocable power of attorney, share pledge agreements, exclusive business cooperation agreements and exclusive option agreements. Through these contractual agreements, the Company is entitled to receive a majority of residual returns and is obligated to absorb a majority of the risk of losses of these PRC domestic companies. Based on these contractual agreements, management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the primary beneficiary. As such, the Group consolidated financial results of VIEs and subsidiaries of VIEs in the Group’s consolidated financial statements.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

The following financial information of the VIEs and subsidiaries of VIEs in the PRC was included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2017	2018
	RMB	RMB

Total assets	7,287,858	8,125,756
Total liabilities	3,682,006	4,427,121

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB

Revenue	4,389,398	4,419,967	4,111,341
Net income/(loss)	126,673	(111,574)	49,738

	For the year ended December 31
	2016	2017	2018
	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	603,227	660,690	(334,465)
Net cash (used in)/provided by investing activities	(365,253)	57,568	(172,280)
Net cash provided by/(used in) financing activities	39,107	(426,603)	338,000

As of December 31, 2017 and 2018, total assets of the Group’s VIEs and subsidiaries of VIEs were mainly consisting of cash and cash equivalents, accounts receivable, net, prepayments and other receivables, investment in equity investees, property, plant and equipment, net, and intangible assets, net. As of December 31, 2017 and 2018, total liabilities of the VIEs and subsidiaries of VIEs were mainly consisting of accounts payable, other payables and accruals and short term borrowings. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

In accordance with contractual agreements, the Company has the power to direct activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs and the subsidiaries of VIEs. Therefore, the Company considers that there is no asset in any of the consolidated VIEs and subsidiaries of VIEs that can be used only to settle obligations of these entities, except for registered capital and PRC statutory reserves amounting to RMB641.3 million as of December 31, 2018 (2017: RMB577.0 million). Creditors of the VIEs and subsidiaries of VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs and subsidiaries of VIEs.

Currently, there is no contractual arrangement that requires the Company to provide any additional financial support to the VIEs and subsidiaries of VIEs. As the Company conducts its business primarily based on the licenses and approvals held by its VIEs and subsidiaries of VIEs, the Company may provide additional financial support on a discretionary basis in the future.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

All transactions and balances among the Company, its subsidiaries, the VIEs and subsidiaries of VIEs have been eliminated upon consolidation. The results of subsidiaries, the VIEs and subsidiaries of VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income/(loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(c)	Business combinations and noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (‘‘ASC’’) 805 ‘‘Business Combinations’’. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations and all contractual contingencies as of the acquisition date. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the acquiree, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income/(loss).

In a business combination considered as a step acquisition, the Group remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

For the Company’s majority-owned subsidiaries, VIEs and subsidiaries of VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Noncontrolling interests are classified as a separate line item in the equity section of the Group’s consolidated balance sheets and have been separately disclosed in the Group’s consolidated statements of comprehensive income/(loss) to distinguish the interests from that of the Company.

(d)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates are used for, but not limited to assessment for fair value of assets and liabilities acquired in business combinations, estimating useful lives of intangible assets, assessment for impairment of long-lived assets, intangible assets and goodwill, investment in equity investees, assessment for fair value of investment in convertible notes, determining allowance for doubtful accounts for accounts receivable, allowance for credit losses for finance receivables, assessment for fair value of guarantee liabilities, valuation and recognition of share-based compensation and realization of deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(e)	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, and has been identified as the Chief Executive Officer of the Group. The Group managed its business in three reportable segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

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

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Exchange gains or losses arising from foreign currency transactions are recorded in the consolidated statements of comprehensive income/(loss).

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, time deposits and highly liquid investments with an original maturity of three months or less.

(h)	Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group held restricted cash of RMB1.48 billion and RMB4.79 billion as of December 31, 2017 and 2018, respectively, which were primarily pledged for bank borrowings, guarantees, asset-backed securitization debt and bills payable. Please refer to Note 6 for further details.

The Group provides loan facilitation services to facilitate auto loans to car buyers offered by auto loan facilitation financing partners. The auto loan facilitation financing partners offer financing solutions to car buyers. The Group provides guarantee in the event of default (please refer to Note 2 (v) for further details). As a result, the Group, as the guarantor, is required to maintain a separate guarantee funds, held as an escrow account with the auto loan facilitation financing partners. These guarantee funds are required by different financial institutions to be maintained at certain percentage of the balance of loans outstanding.

From January 1, 2018, the Group adopted ASU No. 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. As a result of new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows was retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

(i)	Accounts receivable, net

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

(j)	Bills receivable

Bills receivable represent short-term notes receivables issued by reputable financial institutions that entitle the Group to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(k)	Finance receivables, net

The Group provides automobile financing lease services to individual customers and automobile dealers. The net investment of the lease will be recorded as finance receivables upon the inception of the lease. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interests are also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The lease income is recorded as the Group’s revenue in the consolidated statements of comprehensive income/(loss). Initial direct costs of the capital leases are amortized over the lease term by adjusting against the related lease income. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The Group’s finance receivables are typically secured with automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

The Group reviews credit quality of its finance receivables based on customer repayment activities, such as the historical loss probability and days past due information. The entire balance of a finance receivable is considered contractually past due if the minimum required payment is not received by the contractual repayment day. If any delinquency arises, the Group will consider initiating collection process, which includes (a) making phone calls and sending collection notice to the customers; (b) outsourcing to collection specialists to conduct repossession of collateral automobiles; (c) lawsuit or disposal of collateral. As of December 31, 2017 and 2018, the fair value of collateral automobile is greater than carrying amount of finance receivable. The Group has not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with its customers.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, the Group stops accruing interest. The finance receivables in non-accrual status were RMB245.7 million and RMB411.6 million as of December 31, 2017 and 2018, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. The Group determines it is probable that, certain finance receivables that are past due for 180 days after the above mentioned collection process has been administered, will become uncollectable, and writes off such finance receivables.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

For other equity investments that do not have readily determinable fair values and over which the Group neither has significant influence nor control through investment in common stock or in-substance common stock, the cost method is used for the year ended December 31, 2017. From January 1, 2018, the Group adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Under the equity method, the Group’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated statements of comprehensive income/(loss) and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. The excess of the carrying amount of the investment over the underlying equity in net assets of the equity investee represents goodwill and intangible assets acquired. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

From time to time, the rights on certain investments in which the Group has significant influence were modified with new rounds of financing. These modifications may be additions or removals of certain rights. As a result of such modification, these equity investments, which were accounted for using equity method, were reclassified as investments without readily determinable fair value, or vice versa. The carrying amount of the investments was remeasured upon the reclassification and a deemed disposal gain or loss was recognized in the investment loss in the consolidated statements of comprehensive income/(loss).

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in share of results of equity investees and investment loss in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(m)	Investment in convertible notes

The financial instruments guidance in ASC 825-10 permits reporting entities to apply the fair value option on an instrument-by-instrument basis. Therefore, a reporting entity can elect the fair value option for certain instruments but not others within a group of similar instruments. Such fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income/(loss). The Group has elected the fair value option to account for investment in convertible notes. The convertible notes the Group held were interest free. Please refer to Note 10 for further details.

(n)	Property, plant, and equipment, net

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

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in other gains, net in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(o)	Goodwill

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(p)	Intangible assets, net

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

Purchased software	5 - 10 years
Digital Sales Assistant system	10 years
Domain names	10 years
Brand name	10 - 15 years
Customer relationship	2 - 15 years
Business cooperation	5 years
Others	5 - 10 years
Trademark and lifetime membership	10 years / Indefinite

(q)	Impairment of long-lived assets

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

(r)	Borrowings

Borrowings are recognized initially at fair value, net of upfront fees, debt issuance costs, and debt discounts or premiums. Upfront fees, debt issuance costs, and debt discounts or premiums are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated statements of comprehensive income/(loss) over the estimated term of the facilities and borrowings using the effective interest method.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(s)	Asset-backed securitization debt

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

(t)	Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

(u)	Bills payable

Bills payable represents short-term bank acceptance notes issued by financial institutions that entitle the holder to receive the stated amount from the financial institutions at the maturity date of the notes. The Group has utilized bills payable to settle amounts owed to the suppliers.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(v)	Guarantee liabilities

The Group provides loan facilitation services to facilitate auto loans to car buyers offered by auto loan facilitation financing partners. The auto loan facilitation financing partners offer financing solutions to car buyers (“borrowers”) and the Group provides guarantee in the event of default on the full repayment of principal and any accrued interests.

The guarantee is within the scope of ASC Topic 460 “Guarantees”. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, "Revenue from Contracts with Customers". The liability is recognized at fair value at the inception of the guarantee.

Subsequent to the initial recognition of the guarantee liability, the Group's guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 (ASC Topic 450 “Contingencies”) component. The liability recorded based on ASC 460 is determined on a contract-by-contract basis and is reduced as the Group is released from the underlying risk, meaning as the loan is repaid by the borrowers or when the financial institutions are compensated in the event of a default. Generally, the liability is reduced by a systematic and rational amortization method, e.g. over the term of the loan. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined using historical experience of borrower defaults, representing the obligation to make future payments, measured using the guidance per ASC 450. Subsequent to the initial recognition, the guarantee obligation is measured at the greater of the amount determined per ASC 460 (guarantee liability) and the amount determined based on ASC 450 (contingent liability). Any gains or losses from guarantee liability is recognized in other gains, net in the consolidated statements of comprehensive income/(loss).

As of December 31 2018, the amount of maximum potential future payments that the Group could be required to make under the guarantee was RMB9.14 billion. Maximum potential future payments are approximately the total outstanding auto loan balance that the Group facilitated.

(w)	Convertible debt

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(x)	Fair value

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

The Group measures certain financial assets, including the investments under the equity method, and investments without readily determinable fair value, investment in convertible notes, intangible assets, goodwill and property, plant and equipment, at fair value when an impairment charge is recognized. And the fair value of the guarantee liability recorded at the inception of the loan was estimated based on the third-party appraisal's report.

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

(y)	Treasury shares

The Company’s equity instruments that are repurchased are recognized at cost and deducted from equity as treasury shares. No gain or loss is recognized in the consolidated statements of comprehensive income/(loss) on the purchase, sale, issue or cancellation of the Company’s equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in additional paid-in capital. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. In 2018, the board of directors approved a US$150.0 million share repurchase plan. The share repurchase plan does not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time. The share repurchased during the years ended December 31, 2016, 2017 and 2018 was nil, nil and 2,398,780, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(z)	Statutory reserves

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition

Starting from January 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method to contracts that were not completed as of the date of adoption. As such, the comparative information has not been restated and continues to be reported under ASC Topic 605 Revenue Recognition (“ASC 605”) in effect for periods prior to January 1, 2018. In accordance with ASC 606, VAT was presented on a net basis instead of on a gross basis under ASC 605, which meant VAT was classified from cost of revenues to net against revenues and VAT refunds were presented as other gains, net. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to the Group’s consolidated financial statements as of and for the year ended December 31, 2018. There was no cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 606.

The following table illustrates the effect of the adoption of ASC 606 by presenting a comparison of selected line items from the Group’s consolidated statement of comprehensive income/(loss) for the year ended December 31, 2018 (amounts in thousands of RMB):

	For the year ended December 31, 2018
	Under ASC 605	Effects of new revenue guidance	Under ASC 606

Revenue	11,384,102	(804,493)	10,579,609
Cost of revenue	(4,977,386)	732,988	(4,244,398)
Gross profit	6,406,716	(71,505)	6,335,211

Other gains, net	109,609	71,505	181,114
Loss from operations	(465,506)	-	(465,506)

Net loss	(679,316)	-	(679,316)

Under ASC 606, revenue is recognized when control of the promised goods or services was transferred to the customers, in an amount that reflects the consideration the Group expected to be entitled to in exchange for those goods or services. The recognition of revenue involves certain management judgments including identification of performance obligations, standalone selling price for each performance obligation, etc. Also revenue arrangements are assessed to determine if it is acting as principal or agent. Revenue is recognized at a point in time or over time when the Group satisfies a performance obligation. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

The Group determines revenue recognition through the following steps:

Step 1: identification of the contract, or contracts, with a customer;

Step 2: identification of the performance obligations in the contract;

Step 3: determination of the transaction price;

Step 4: allocation of the transaction price to the performance obligations in the contract; and

Step 5: recognition of revenue when, or as, the Group satisfies a performance obligation.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition (continued)

Advertising and subscription services

Advertising services

The Group provides advertising services and also organizes promotional events to help customers to promote their products. Revenue is recognized when the performance obligation is satisfied. Revenue from advertising services is recognized when the advertisements are published over the stated display period. Revenue from organizing promotional events is recognized at a point in time when the performance obligation is satisfied. Revenues from advertising services are reported at a gross amount.

Subscription services

The Group provides web-based and mobile-based integrated digital marketing solutions, via SaaS platform, to dealer customers in China. Such SaaS platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships, which help them effectively market their automobiles to consumers. The revenue is recognized on a straight-line basis over the subscription or listing period when the performance obligation is satisfied. Revenues from dealer subscription and listing services are reported at a gross amount.

Transaction services

Automobile financing lease and operating lease services

The Group provides automobile financing lease services to individual customers and automobile dealers through two models: direct financing lease and sales-and-leaseback. In a direct financing lease arrangement, revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. In a sales-and-leaseback arrangement, the transaction is in substance a collateral financing and revenue is recognized over the lease period using the effective interest rate method. The Group also provides automobile operating lease services to individual and corporate customers. Revenue from these services is recognized on a straight-line basis over the lease period. This revenue is not subject to the revenue standard for contracts with customers and remains separately accounted for under existing lease accounting guidance. Please refer to Note 2 (k)&(hh) for further details.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition (continued)

Loan facilitation services

The Group provides loan facilitation services to facilitate auto loans to car buyers offered by auto loan facilitation financing partners. The Group recognizes revenue from loan facilitation services when assisting the customers to complete an automobile financing transaction. The Group recognizes revenue when performance obligation has been satisfied at a point in time, being when a transaction is fulfilled and completed.

Other transaction services

The Group recognizes revenue from direct automobile sales to automobile dealers and institutional customers. The revenue is recorded on a gross basis as the Group acts as the principal, is primarily responsible for the sales arrangements and is subject to inventory risk. Revenue from direct automobile sales is recognized when a sales contract has been executed and the automobiles have been delivered and control is transferred.

Digital marketing solutions services

The Group receives commissions for assisting customers in placing advertisements on media vendor websites (“advertising agent services”), and receives performance-based rebates from the media vendors, equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by the customers the Group represents. The Group also provides project-based services such as public relations, marketing campaign and digital image creation. Revenue is recognized when the performance obligation is satisfied. The net commission revenue from advertising agent services is recognized when the advertisements are published over the stated display period. Revenue from performance-based rebates is recognized when the amount of these rebates are probable and reasonably estimable. Revenues from other services are recognized when the performance obligations are satisfied.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition (continued)

Cost to obtain a contract

The incremental direct costs of obtaining a contract primarily consist of commissions associated with loan facilitation services, which recognized as cost of revenue when incurred.

Contract balances

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. Timing of revenue recognition may differ from the timing of invoicing to customers, and the Group generally does not provide significant financing terms. Accounts receivable represents amounts invoiced, and revenue recognized prior to invoicing when the Group has satisfied its performance obligations and has the unconditional right to consideration.

Receipts in advance relates to unsatisfied performance obligations at the end of the year. The Group invoices its customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. The Group records amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in the Group’s consolidated balance sheets. The beginning balance of advances from customers of RMB898.7 million in relation to dealer subscriptions and listing services was fully recognized as revenue for the year ended December 31, 2018.

(bb)	Cost of revenue

Cost of revenue mainly includes fees paid to the Group’s business partners to distribute the dealer customers’ automobile pricing and promotional information, direct service cost, funding costs, commissions associated with loan facilitation services, cost of automobiles sold and turnover taxes and related surcharges.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(cc)	Selling and administrative expenses

Selling and administrative expenses consist primarily of salaries and benefits for the sales and marketing personnel and administrative personnel, sales and marketing expenses, share-based compensation expense, depreciation and amortization of assets and other expenses for daily operations.

Advertising expenditures are expensed as incurred and are included in selling and administrative expenses. Total advertising expenditures were RMB363.8 million, RMB631.7 million and RMB631.3 million for the years ended December 31, 2016, 2017 and 2018.

(dd)	Product development expenses

Product development expenses consist primarily of staff costs related to personnel involved in the development and enhancement of the Group’s service offerings on its websites, mobile application and related software. The Group recognizes these costs as expenses when incurred, unless they result in significant additional functionality, in which case they are capitalized.

(ee)	Share-based compensation

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

The Group determined the fair value of share options granted by its subsidiaries with the assistance of independent third-party valuation firms. The binomial option pricing model or discount cash flow model were applied in determining the fair value of share options. The Group's subsidiary also granted RSUs subsequent to the initial public offering. The fair value of such RSUs will be the price of publicly traded shares on the date of grant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(ff)	Employee Benefits - PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB282.2 million, RMB364.5 million and RMB424.3 million for the years ended December 31, 2016, 2017 and 2018, respectively.

(gg)	Income taxes

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

The Group adopts ASC 740-10-25 ‘‘Income Taxes’’ which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2016, 2017 and 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(hh)	Leases

Each lease is classified at the inception date as either a capital lease or an operating lease.

A lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. All other leases are accounted for as operating leases.

Where the Group is a lessee, a capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. The Group records the leased property as property, plant and equipment, net on the consolidated balance sheets and depreciated in the same manner as the other equipment. Under operating lease, the payments made by the lessee are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the terms of underlying lease.

Where the Group is a lessor, direct financing leases and leaseback transactions are accounted for as a capital lease if the transaction satisfies one of the four capital lease conditions as discussed above. Revenue is recognized over the lease period on a systematic and rational basis so as to produce a constant periodic rate of return on the net investment in the financing leases. Under operating lease, the payments received by the lessor are recorded as lease income in the period in which the payment is received or becomes receivable.

(ii)	Government grants

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(jj)	Earnings per share

Basic earnings per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per ordinary share is computed by dividing the net loss attributable to ordinary shareholders for the year by the weighted average number of ordinary and potential ordinary shares outstanding during the year, if the effect of potential ordinary shares is dilutive. Potential ordinary shares for the Company include incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt.

Additionally, for purposes of calculating basic and diluted earnings per share, Yixin’s net income/(loss) attributable to Bitauto Holdings Limited is adjusted as follows:

For the purpose of calculating basic earnings per share, Yixin’s net income/(loss) attributable to Bitauto Holdings Limited was determined using the two-class method by allocating Yixin’s net income/(loss) to each class of participating shares issued by Yixin, including the outstanding ordinary shares and redeemable convertible preference shares, prior to the IPO of Yixin.

For the purpose of calculating diluted earnings per share, the potentially issuable shares of Yixin, namely (i) the redeemable convertible preference shares, prior to the IPO of Yixin, and (ii) the share options and RSUs granted by Yixin, are assessed for dilutive impact. The diluted earnings per share will be adjusted if the impact is deemed dilutive.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

3.	Recent accounting pronouncements

In February, 2016, the FASB issued ASU No. 2016-02, “Leases”. ASU No. 2016-02 specifies the accounting for leases. For operating leases, this standard requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. This standard is effective for public companies for annual reporting periods, and interim periods within those years, beginning after December 15, 2018. In July 2018, the FASB issued ASU No. 2018-11, “Leases - Targeted Improvements” (ASU 2018-11), which addresses implementation issues related to the new lease standard. This guidance is effective for the Group as of January 1, 2019 and the Group will adopt this guidance using the modified retrospective approach with prior periods still accounted for under ASC Topic 840 Leases (“ASC 840”). This guidance includes a number of optional practical expedients that the Group may elect to apply, including an expedient that permits lease agreements that are twelve months or less to be excluded from the balance sheet. Having summarized lease agreements the Group entered into and identified any practical expedients applicable, the Group noted the most significant impact from adoption of the new lease standards is on the operating lease agreements that the Group entered into as a lessee, where a right-of-use asset and a lease liability shall be recorded on its consolidated balance sheets without any impact on the accumulated deficit upon adoption. The Group is currently evaluating the quantitative impact that the standard will have on its consolidated financial statements and related disclosures.

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

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, the Group will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. Early adoption is permitted. either the entire standard or only the provisions that eliminate or modify the requirements. The Group is currently evaluating the impact that the standard will have on its consolidated financial statements and related disclosures.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.	Concentration of risks

(a)	Concentration of customers

There were no customers that individually represented greater than 10% of the total revenue for the years ended December 31, 2016, 2017 and 2018, respectively.

(b)	Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and finance receivables.

As of December 31, 2016, 2017 and 2018, substantially all of the Group’s cash and cash equivalents and restricted cash were held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality. Under the new Bankruptcy Law effective in 2007, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits bank in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

The Group is also exposed to credit risk in relation to investment in convertible notes measured at fair value. The maximum exposure at the end of the reporting period is the carrying amount of the investment.

(c)	Interest rate risk

The Group’s interest rate risk arises from the Group’s borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk which is partially offset by cash held at variable rates.

(d)	Liquidity risk

The Group aims to maintain sufficient cash and cash equivalents. Due to the dynamic nature of the underlying businesses, the policy of the Group is to consistently monitor the Group’s liquidity risk and to maintain adequate cash and cash equivalents to meet the Group’s liquidity requirements.

The remaining contractual maturities (or the earliest date a financial liability may become payable in the absence of a fixed maturity date) at the balance sheet date mainly includes the Group’s financial assets such as cash and cash equivalents, restricted cash, accounts receivable, bills receivable, finance receivables, investment in convertible notes and other financial assets; financial liabilities such as borrowings, asset-backed securitization debt, accounts payable, bills payable, convertible debt and other financial liabilities; and operating lease commitments based on contractual undiscounted cash flows.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.	Concentration of risks (continued)

(e)	Foreign currency exchange rate risk

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

(f)	Currency convertibility risk

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The transaction in November 2016 was considered a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB28.1 million arising from the revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2016.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Acquisition of Beijing Xinchuang Interactive Advertising Company Limited (“Xinchuang”)

As of December 31, 2016, the Group held 30% equity interest in Xinchuang, an unlisted entity located in the PRC and engaged in internet digital marketing services. In January 2017, the Group acquired an additional 30% of the equity interest, increasing its ownership interest to 60%. After the transaction, Xinchuang was consolidated as a subsidiary of CIG, one of the Group’s subsidiaries. The Group acquired Xinchuang to expand its digital marketing solutions business.

This transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB36.3 million arising from revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

The total purchase consideration for acquiring Xinchuang was RMB105.6 million, including a liability of RMB63.6 million for the committed purchase of the remaining 40% equity interest in the following two years equally. In October 2017, a modification of the original share purchase agreement was entered into to terminate the commitment. It was considered an equity transaction and the difference between the liability as at modification date and the carrying amount of the non-controlling interest was recorded in equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Other acquisitions

For the year ended December 31, 2017, the Group acquired equity interests in other acquirees for total purchase consideration of RMB26.5 million.

There was no acquisition occurred for the year ended December 31, 2018

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

Fair value recognized on acquisition for 2017
RMB

Cash and cash equivalents	23,072
Property, plant and equipment, net	292
Intangible assets, net	60,684
Other assets	61,142
Current liabilities	(59,867)
Deferred tax liabilities	(15,171)
Net assets	70,152
Mandatorily redeemable noncontrolling interests	(63,569)
Goodwill arising on acquisitions	103,136
Total	109,719

Cash consideration	68,480
Fair value of previously held equity interests	41,239
Total consideration	109,719

The goodwill represented expected synergies arising on acquisitions. The knowledge and expertise of employees is not separable. Therefore, it does not meet the criteria for recognition as intangible asset under ASC 350 “Intangibles – Goodwill and Other”. None of the goodwill recognized was expected to be deductible for income tax purposes. The intangible assets arising from the acquisition include customer relationship, software, and brand name. The estimated useful lives were described in Note 2 (p).

The noncontrolling interest has been recognized at fair value on the acquisition date.

Neither the results of operations since the acquisition date nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually or in the aggregate, were not significant to the Group’s consolidated results of operations.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

6.	Restricted cash

Components of restricted cash as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Time deposits pledged for bank borrowings	1,064,788	3,869,699
Cash deposits pledged for asset-backed securitization debt	211,368	371,042
Guarantee funds	62,479	537,288
Cash pledged for bank notes	145,227	12,370
Others	470	-

	1,484,332	4,790,399

7.	Accounts receivable, net

Accounts receivable, net as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Accounts receivable	3,107,315	4,371,898
Less: allowance for doubtful accounts	(252,905)	(481,186)

	2,854,410	3,890,712

Accounts receivable are non-interest bearing and are generally on terms of 60 to 90 days. In some cases, these terms are extended up to 360 days for certain qualifying long-term customers who have met specific credit requirements.

As of December 31, 2018, accounts receivable at carrying value of RMB481.2 million (2017: RMB252.9 million) were impaired and fully provided for. The movements in the allowance for doubtful accounts are as follows:

	2016	2017	2018
	RMB	RMB	RMB

Balance as of January 1	46,441	100,040	252,905
Charge for the year	53,599	152,865	228,281
Write off for the year	-	-	-

Balance as of December 31	100,040	252,905	481,186

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

8.	Prepayments and other receivables

Components of prepayments and other receivables as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Advances to suppliers	80,647	54,197
Prepaid expenses	45,818	32,985
Deposits	88,587	235,662
Advances to used car dealers	62,843	11,774
Staff advances	57,355	13,038
VAT and other taxes receivables	638,267	596,494
Interest receivable	23,548	64,066
Loans to third parties	51,000	325,057
Other receivables from third parties	-	414,209
Loan recognized as a result of payment under the guarantee	-	29,060
Other receivables from disposal of assets	-	104,357
Others	55,618	158,400

	1,103,683	2,039,299

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees

The Group’s investment in equity investees consisted of the follows:

	Investments without readily determinable fair value	Equity method	Total
	RMB	RMB	RMB

Balance as of January 1, 2016	1,099,119	183,639	1,282,758
Additions	268,535	34,685	303,220
Share of loss of equity investees	-	(25,640)	(25,640)
Less: disposals and transfers	(75,675)	(6,486)	(82,161)
Less: impairment losses	(86,618)	-	(86,618)
Foreign currency translation adjustments	55,415	498	55,913
Balance as of December 31, 2016	1,260,776	186,696	1,447,472
Additions	34,737	103,472	138,209
Share of loss of equity investees	-	(50,643)	(50,643)
Less: disposals and transfers	(14,623)	(126,512)	(141,135)
Less: impairment losses	(143,974)	(21,223)	(165,197)
Foreign currency translation adjustments	(44,836)	326	(44,510)
Balance as of December 31, 2017	1,092,080	92,116	1,184,196
Additions	60,336	713,527	773,863
Share of loss and other comprehensive income of equity investees	-	(57,923)	(57,923)
Less: disposals and transfers	(6,000)	(2,859)	(8,859)
Less: impairment losses	(17,040)	(17,589)	(34,629)
Transfer of the further share of loss of equity investee	-	20,465	20,465
Foreign currency translation adjustments	30,665	(607)	30,058
Balance as of December 31, 2018	1,160,041	747,130	1,907,171

Investments without readily determinable fair value

As of December 31, 2017 and 2018, the carrying value of the Group’s investments without readily determinable fair value were RMB1.09 billion and RMB1.16 billion, respectively. Investments that do not have readily determinable fair values are accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the years ended December 31, 2016, 2017 and 2018, the Group invested RMB268.5 million, RMB34.7 million, and RMB60.3 million in multiple private companies accounted for investments without readily determinable fair value respectively, which management believes will lead to future operating synergies with the Group’s business in future years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees (continued)

Equity method

As of December 31, 2017 and 2018, the carrying value of the Group’s investments accounted for under the equity method were RMB92.1 million and RMB747.1 million, respectively. The Group applies the equity method to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. For the year ended December 31, 2017, the Group disposed certain investments accounted for under the equity method and recorded a disposal gain of RMB43.6 million, which was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

As of December 31, 2018, the Group’s share of losses in one of its equity investees exceeded its interest in this equity investee, and the Group continued to recognize further losses amounting to RMB20.5 million against its balance due from the equity investee.

The condensed financial information of the Group’s equity investments accounted for under the equity method were summarized as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Revenue	652,864	80,095	733,295
Gross profit	138,640	4,981	222,209
(Loss)/Income from operations	(35,586)	(133,910)	14,779
Net (loss)/income	(47,855)	(133,207)	13,249
Net (loss)/income attributable to the equity-method investees	(36,886)	(129,223)	14,859

	As of December 31,
	2017	2018
	RMB	RMB

Current assets	222,030	1,663,913
Non-current assets	133,003	1,754,208
Current liabilities	45,515	566,156
Non-current liabilities	-	9,565
Noncontrolling interests	8,603	(10,076)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

10.	Investment in convertible notes

On June 13, 2018, Yixin and Yusheng Holdings Limited ("Yusheng") entered into the convertible note purchase agreement, the business cooperation agreement and the framework agreement in relation to Yixin’s investment in Yusheng by way of subscription for the convertible note.

Pursuant to the convertible note purchase agreement, Yusheng agreed to issue to Yixin interest free convertible notes with a term of 20 years in the principal amount of US$260.0 million for a consideration of (i) provision of the cooperation to Yusheng and/or its affiliates pursuant to the terms of the business cooperation agreement, and (ii) a cash consideration of US$21.0 million. The convertible notes are interest free and convertible into Series Pre-A preferred shares at the conversion price of US$20.00. The Group has elected the fair value option to account for the investment in convertible notes which amounted to RMB1.79 billion as at December 31, 2018.

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. For the avoidance of doubt, actions in connection with respect to such cooperation include (i) Yixin shall provide certain traffic support in relation to the used automobile transaction business to Yusheng and/or its affiliates; (ii) Yixin shall provide certain automobile database related services to Yusheng and/or its affiliates on a non-exclusive basis; and (iii) Yixin shall not engage in, invest in, own, manage, operate or provide assistance to businesses that may compete with the used automobile transaction business during the term of the business cooperation agreement or until Yixin holds less than 10% equity interest in Yusheng on an as converted and fully diluted basis, whichever comes earlier. Please refer to Note 20 for further details.

Pursuant to the framework agreement, Yusheng agreed to purchase from Yixin, either directly or through its affiliates, certain fixed and intangible assets relating to the used automobile transaction business of Yusheng for an aggregate purchase price of US$21.0 million.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

11.	Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Computers and servers	150,593	175,285
Automobiles for Group uses	35,805	42,101
Automobiles for operating leases	1,267,556	417,793
Furniture and fixtures	14,101	17,904
Leasehold improvements	98,594	71,490
Less: accumulated depreciation	(270,453)	(275,186)

Net book value	1,296,196	449,387

Depreciation expenses recognized for the years ended December 31, 2016, 2017 and 2018 were RMB55.9 million, RMB185.3 million and RMB255.8 million, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

12.	Intangible assets, net

Intangible assets, net as of December 31, 2017 and 2018 are as follows:

	As of December 31, 2017
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	58,686	(25,038)	-	33,648
Digital Sales Assistant system	25,430	(15,470)	-	9,960
Trademark and lifetime membership	13,095	(265)	-	12,830
Domain names	25,399	(8,431)	-	16,968
Customer relationships	244,822	(75,349)	-	169,473
Brand name	20,830	(2,760)	-	18,070
Business cooperation	3,447,689	(1,761,589)	(254,873)	1,431,227
Others	39,113	(4,968)	-	34,145

	3,875,064	(1,893,870)	(254,873)	1,726,321

	As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	58,110	(27,956)	-	30,154
Digital Sales Assistant system	25,430	(18,013)	-	7,417
Trademark and lifetime membership	13,095	(721)	-	12,374
Domain names	25,399	(10,970)	-	14,429
Customer relationships	180,610	(82,244)	-	98,366
Brand name	3,630	(1,012)	-	2,618
Business cooperation	3,447,689	(2,391,469)	(254,873)	801,347
Others	39,113	(8,877)	-	30,236

	3,793,076	(2,541,262)	(254,873)	996,941

Amortization expenses for the years ended December 31, 2016, 2017 and 2018 amounted to RMB633.4 million, RMB688.6 million and RMB693.8 million, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	For the year ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB

Amortization expenses	666,137	201,528	21,118	17,053	15,509

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

13.	Goodwill

	2016	2017	2018
	RMB	RMB	RMB

Balance as of January 1	329,000	444,933	543,655
Acquisition of subsidiaries	115,848	103,136	-
Disposal	-	(4,326)	(11,585)
Foreign exchange difference	85	(88)	60

Balance as of December 31	444,933	543,655	532,130

The Group’s goodwill impairment is tested at the reporting unit level, i.e. advertising and subscription business, transaction services business and digital marketing solutions business. As of December 31, 2018, the fair value of each reporting unit exceeded its carrying amount and no reporting units were at risk of failing the impairment test. As a result, no impairment charge was recognized.

	As of December 31, 2017
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB

Goodwill	327,754	116,716	99,185	543,655

	As of December 31, 2018
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB

Goodwill	327,754	105,131	99,245	532,130

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

14.	Finance receivables, net

The Group provides automobile financial leasing services to individual customers and automobile dealers. Detailed information of finance receivables as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Finance receivables, gross
- Within one year	16,363,872	22,661,850
- After one year but not more than five years	17,224,604	22,047,127

	33,588,476	44,708,977

Unearned finance income	(3,662,702)	(7,481,088)

	29,925,774	37,227,889

Allowance for credit losses	(134,169)	(350,816)

Finance receivables, net	29,791,605	36,877,073

Aging analysis of finance receivables are as follows:

	2017	2018
	RMB	RMB

Not past due	29,069,556	35,788,625

Past due
- Up to 3 months	610,501	1,027,691
- 3 to 6 months	177,070	219,112
- Over 6 months	68,647	192,461

	29,925,774	37,227,889

Allowance for credit losses	(134,169)	(350,816)

Finance receivables, net	29,791,605	36,877,073

Finance receivables due from related parties for the years ended December 31, 2017 and 2018 were RMB121.0 million and RMB105.9 million, which are presented as due from related parties.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

14.	Finance receivables, net (continued)

Management assesses the allowance for credit losses of finance receivables collectively based on its historical experience and on various other assumptions that are believed to be reasonable, including estimated loss percentages of contracts that are not collectable, the historical migration pattern of past due balances, other information gathered through collection efforts and general economic conditions. Management reassesses the provision at each balance sheet date. As of December 31 2016, 2017 and 2018, the allowance for credit losses was RMB22.5 million, RMB134.2 million and RMB350.8 million, respectively. The movements in the allowance for credit losses are as follows:

	2016	2017	2018
	RMB	RMB	RMB

Balance as of January 1	-	22,486	134,169
Charge for the year	29,052	196,320	528,824
Reversal of impairment for the year	-	-	(9,851)
Write off for the year	(6,566)	(84,637)	(312,177)
Recovery of finance receivables written off	-	-	9,851

Balance as of December 31	22,486	134,169	350,816

The Group securitizes finance receivables arising from its consumers through transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. As of December 31, 2017 and 2018, the collateralized finance receivables transferred to the securitization vehicles were RMB10.44 billion and RMB16.20 billion, respectively. Please refer to Note 2 (s) for details. The Group also secures certain borrowings from financial institutions with the cash proceeds of certain of the Group’s finance receivables. As of December 31, 2017 and 2018, the finance receivables collateralized for borrowings from financial institutions were RMB12.20 billion and RMB8.84 billion, respectively.

15.	Other non-current assets

	2017	2018
	RMB	RMB

Prepayment for automobiles	261,768	149,215
Automobiles purchased for future leases	583,298	359,760
Long-term prepaid expenses	123,554	74,113
Deposits and others	416,424	581,939

	1,385,044	1,165,027

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

16.	Borrowings

The Group’s short term borrowings represent the borrowings which were payable within one year or on demand.

During 2018, the Group entered into revolving line of credit agreements with some commercial banks located in China. As of December 31, 2018, the total revolving line of credit was RMB512.3 million (2017: RMB1.98 billion) and available within one year from the respective agreement date. There are no commitment fees associated with the unused portion of the line of credit. The major revolving line of credit is guaranteed by the Company or other entities within the Group.

The weighted average interest rate on borrowings outstanding as of December 31, 2017 and 2018 was approximately 6.4% and 6.5%, respectively.

As of December 31, 2018, the borrowings will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	12,297,621	4,311,731	442,393	-	-

17.	Asset-backed securitization debt

As of December 31, 2017 and 2018, the asset-backed debt securities were RMB8.78 billion and RMB13.79 billion, respectively. The weighted average interest rate for the outstanding asset-backed securitization debt as of December 31, 2017 and 2018 were approximately 5.7% and 8.1%. The amount of interest charges recognized for the year ended December 31, 2017 and December 31, 2018 were RMB453.0 million and RMB967.4 million.

As of December 31, 2018, the asset-backed securitization debt will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	10,090,744	3,674,781	107,771	-	-

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

18.	Guarantee liabilities

The movement of guarantee liabilities is as follows:

2018
RMB

Balance as of January 1	-
Fair value of guarantee liabilities upon the inception of new guarantees	119,672
Guarantee settled	(9,596)
Gains from guarantee liabilities	(2,462)

Balance as of December 31	107,614

The terms of the guarantee range from 1 year to 3 years, as of December 31, 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

The Company has accounted for the PAG Notes in accordance with ASC 470, as a single instrument classified as a long-term debt within the consolidated financial statements. The value of the PAG Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate. As of December 31, 2017 and 2018, the value of the PAG Notes in non-current liabilities is RMB707.9 million and RMB774.7 million, respectively.

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

As the conversion option was not bifurcated, the Company then assessed if there was any beneficial conversion feature (“BCF”) in accordance with ASC 470-20. The Company recognized a BCF of US$27.9 million (RMB185.7 million) through a credit to additional paid-in capital because the fair value per ordinary share of US$28.08 exceeded the conversion price of US$23.67 at the commitment date on August 2, 2016. The resulting discount of US$27.9 million to the PAG Notes is then accreted to the redemption value as interest expense using the effective interest method through the consolidated statement of comprehensive income/(loss) over the term of the PAG Notes.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

19.	Convertible debt (continued)

For the years ended December 31, 2017 and December 31, 2018, the effective interest rate for PAG Notes was 6.5% and 6.5%, and the amount of interest charges recognized was RMB53.8 million and RMB46.8 million.

The contractual repayment amount of the convertible debt is nil for each of the years ending December 31, 2019 and 2020, and US$126.0 million for the year ended December 31, 2021. The Group estimated it may repurchase the outstanding convertible debt in whole in cash before maturity.

20.	Deferred revenue

	2017	2018
	RMB	RMB

Deferred revenue	140,000	1,609,787

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. Deferred revenue related to Yusheng amounting to US$227.8 million was initially recognized at fair value of the services in the business cooperation agreement. As of December 31, 2018, the carrying amount of the related deferred revenue amounted to RMB1.51 billion.

21.	Other payables and accruals

Components of other payables and accruals as of December 31, 2017 and 2018 are as follows:

	2017	2018
	RMB	RMB

Accrued payroll	251,651	262,590
Accrued expenses	150,835	78,610
Advances from customers	1,182,840	1,035,090
Other payables	488,428	657,832
Other tax payables	296,336	389,483
Interest payable	96,502	236,552

	2,466,592	2,660,157

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers, are amounts received from dealer subscriptions and listing customers prior to revenue recognition amounting to RMB898.7 million and RMB845.0 million, and from leasing customers prior to revenue recognition amounting to RMB240.6 million and RMB168.6 million as of December 31, 2017 and 2018, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

22.	Redeemable noncontrolling interests

	2017	2018
	RMB	RMB

Balance as of January 1	3,939,646	301,953
Issuance of shares of the Group’s subsidiaries	1,353,293	30,000
Conversion of redeemable noncontrolling interests to ordinary shares	(5,323,103)	-
Accretion to redeemable noncontrolling interests	332,117	28,057

	301,953	360,010

In 2015, 2016 and 2017, Yixin issued redeemable convertible preference shares to JD Financial Investment Limited (one subsidiary of JD.com, Inc., collectively as “JD” together with other subsidiaries) and other third-party investors. The redeemable convertible preference shares contain conversion features and redemption features. The Group records accretion of redemption value in accordance with ASC 480 “Distinguishing Liabilities from Equity”. The Group elects to use the effective interest method for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the noncontrolling interests.

Upon completion of Yixin’s IPO on November 16, 2017, all the redeemable convertible preference shares were automatically converted into ordinary shares of Yixin. As of December 31, 2018, the Group held 44.8% (2017: 45.2%) of the then outstanding ordinary shares of Yixin. However, through the voting proxy agreement that the Group entered into with JD and another shareholder, the Group is able to control Yixin by gaining the simple majority of the voting rights in Yixin’s shareholders’ meeting immediately after the IPO. Accordingly, the Group continues to consolidate the operations and the financial results of Yixin and provide for noncontrolling interests reflecting ordinary shares in Yixin held by shareholders other than the Group in the consolidated financial statements. The Group recognized a one-time credit to additional paid-in capital of RMB2.37 billion in shareholders’ equity in the consolidated balance sheets to reflect the increase in the value of the Group’s equity in Yixin that resulted from the completion of Yixin’s IPO and conversion of redeemable convertible preference shares.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Other gains, net

	2016	2017	2018
	RMB	RMB	RMB

Foreign currency exchange gains/(losses)	4,005	(1,721)	(22,103)
Gains on disposal of property, plant and equipment and intangible assets, net	22,993	16,430	47,309
Government grants	26,788	28,946	60,449
Other income from business cooperation arrangements with Yusheng	-	-	48,102
Gains from guarantee liabilities	-	-	2,462
VAT refund	-	-	71,505
Others	17,195	(12,079)	(26,610)

	70,981	31,576	181,114

The Group adopted ASC 606, from January 1, 2018, using the modified retrospective method. In accordance with ASC 606, VAT was presented on a net basis instead of on a gross basis under ASC 605, and VAT refund was recorded as other gains, net instead of revenue in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2014 through 2018 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

24.	Income tax expense (continued)

Composition of income tax expense:

	2016	2017	2018
	RMB	RMB	RMB

Current income tax	140,706	249,995	326,418
Deferred income tax	6,863	(46,171)	(150,522)

	147,569	203,824	175,896

Composition of deferred tax assets and liabilities:

	2017	2018
	RMB	RMB

Deferred tax assets
Amortization of intangible assets	698	757
Tax losses carried forward	26,828	19,030
Allowance for credit losses	41,119	170,527
Others	2,374	507
Less: valuation allowance	(18,511)	(12,258)
	52,508	178,563

Deferred tax liabilities
Intangible assets arising from business combinations	(52,237)	(27,770)
	(52,237)	(27,770)

Net deferred tax assets	271	150,793

Movement of valuation allowance:

	2016	2017	2018
	RMB	RMB	RMB

Balance as of January 1	17,471	18,170	18,511
Additions	1,014	2,319	24,523
Reversals	(315)	(1,978)	(30,776)

Balance as of December 31	18,170	18,511	12,258

As of December 31, 2018, the Group had net operating losses carried forward of approximately RMB83.0 million which arose from the subsidiaries, VIEs and subsidiaries of VIEs established in the PRC. The losses carried forward will expire during the period from 2019 to 2023.

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC as of December 31, 2017 and 2018 on the basis of its intent to reinvest the earnings. As of December 31, 2017 and 2018, the total amount of undistributed earnings from the subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC was RMB2.79 billion and RMB2.84 billion, respectively. As of December 31, 2017 and 2018, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

24.	Income tax expense (continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Group:

	2016	2017	2018
	RMB	RMB	RMB

Loss before tax	(190,384)	(1,223,164)	(503,420)

Income tax computed at statutory EIT rate (25%)	(47,596)	(305,791)	(125,855)
Effect of preferential tax rates for certain entities comprising the Group	(20,409)	(112,684)	(137,124)
Effect of differing tax rates in different jurisdictions	184,235	422,677	260,441
Non-deductible expenses and non-taxable income, net	34,012	188,069	218,830
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC	(3,253)	(3,822)	(4,623)
Change in valuation allowances	699	1,933	(23,572)
Others	(119)	13,442	(12,201)

Income tax expense	147,569	203,824	175,896

Effective income tax rate	(77.5%)	(16.7%)	(34.9%)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Share-based compensation

For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized were RMB77.0 million, RMB1.19 billion and RMB896.4 million, respectively.

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

On November 17, 2016, the Company implemented an Employee Stock Incentive Plan (“2016 Plan”) under which the Company has reserved 2,500,000.0 ordinary shares to attract and retain the best available personnel and provide additional incentives to employees, officers, directors and advisors of the Company. The 2016 Plan permits the awards of options and RSUs. In March 2018, the Company amended the 2016 Plan and increased the maximum number of ordinary shares to 6,200,000.0 shares.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Share-based compensation (continued)

The activities of share options for the year ended December 31, 2018 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2018	413,706.0	6.54	10,450	3.82 years
Granted during the year	-	-
Exercised during the year	(71,876.0)	4.07
Forfeited during the year	-	-
Outstanding as of December 31, 2018	341,830.0	7.05	6,057	2.70 years
Exercisable as of December 31, 2018	341,830.0	7.05	6,057	2.70 years

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2016, 2017 and 2018 was RMB126.6 million, RMB93.2 million and RMB8.8 million, respectively. The total fair value of options vested during the years ended December 31, 2016, 2017 and 2018 was RMB3.4 million, nil and nil, respectively.

For the years ended December 31, 2016, 2017 and 2018, share-based compensation expenses recognized associated with the share options were RMB0.5 million, nil and nil, respectively. As of December 31, 2018, there were no unrecognized share-based compensation expenses related to share options.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Share-based compensation (continued)

Restricted shares units

Starting from 2013, the Company granted RSUs under share incentive plans. The RSUs granted would vest (i) on the anniversary of the grant date, or in equal tranches from the grant date over three to five years, on the condition that employees remain in service without any performance requirements; or (ii) on specific dates, or in equal tranches from the grant date over four years, if the grantees’ key performance indicators were achieved on each vest date.

Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The activities of RSUs for the year ended December 31, 2018 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)
Outstanding as of January 1, 2018	2,811,752.0	23.42
Granted during the year	2,750,000.0	26.20
Vested and sold during the year	(611,520.0)	23.66
Forfeited during the year	(412,900.0)	22.70
Outstanding as of December 31, 2018	4,537,332.0	25.14
Vested as of December 31, 2018	903,466.0	22.65

The weighted-average grant-date fair value during the years ended December 31, 2016, 2017 and 2018 was US$23.25, US$22.44 and US$26.20, respectively. The total fair value of the RSUs vested during the years ended December 31, 2016, 2017 and 2018 was RMB99.4 million, RMB209.5 million, RMB95.2 million, respectively.

For the years ended December 31, 2016, 2017 and 2018, share-based compensation recognized associated with the RSUs was RMB75.8 million, RMB268.5 million and RMB219.4 million, respectively. As of December 31, 2018, there was RMB359.0 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 3.78 years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

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

- Share options

The exercise price of the granted options to employees shall be US$0.0014. The options have graded vesting terms determined in the grant letter, on the condition that employees remain in service without any performance requirements. The vesting dates should be determined by the Company and grantees for each option agreement. The granted options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Share-based compensation (continued)

The activities of Yixin’s share options for the year ended December 31, 2018 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2018	392,429,709	0.0014	314,387	9.55
Granted during the year	-	0.0014
Exercised during the year	(49,907,422)	0.0014
Forfeited during the year	(9,293,573)	0.0014
Outstanding as of December 31, 2018	333,228,714	0.0014	73,982	8.56
Exercisable as of December 31, 2018	210,367,397	0.0014	46,705	8.53

The aggregate intrinsic value in the table above represents the difference between Yixin’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2018 was RMB160.5 million. The total fair value of options vested during the years ended December 31, 2018 was RMB254.6 million.

For the years ended December 31, 2017 and 2018, share-based compensation expenses recognized were RMB891.7 million and RMB307.8 million, respectively. As of December 31, 2018, there was RMB222.5 million of unrecognized share-based compensation expense related to share options granted by Yixin. The compensation expenses are expected to be recognized over a weighted-average period of 2.44 years.

The estimate of the fair values of the options were measured based on the binomial option pricing model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used on the date of grant and weighted-average fair value per option granted:

	July 3, 2017		October 1, 2017

Fair value per share	US$	0.53	US$	0.70
Exercise price	US$	0.0014	US$	0.0014
Risk-free interest rate		2.50%		2.46%
Dividend yield		0.00%		0.00%
Weighted-average fair value per option granted	US$	0.53	US$	0.70
Expected volatility		51%		56%
Expected terms		10 years		10 years

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Share-based compensation (continued)

- Restricted shares units

Starting from 2018, Yixin granted RSUs to Yixin’s employees under the share award scheme. The RSUs granted would vest on specific dates, or in equal tranches from the grant date over two to four years, on condition that employees remain in service without any performance requirements. Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The activities of RSUs for the year ended December 31, 2018 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)
Outstanding as of January 1, 2018	-	-
Granted during the year	106,897,010	0.31
Vested and sold during the year	(2,621,252)	0.35
Forfeited during the year	(4,538,632)	0.40
Outstanding as of December 31, 2018	99,737,126	0.30
Vested as of December 31, 2018	2,621,252	0.35

The weighted-average grant-date fair value during the year ended December 31, 2018 was US$0.31. The total fair value of the RSUs vested during the year ended December 31, 2018 was RMB6.1 million.

For the year ended December 31, 2018, share-based compensation recognized associated with the RSUs granted by Yixin was RMB39.6 million. As of December 31, 2018, there was RMB132.3 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 3.21 years.

Subsidiaries-Others

Other subsidiary of the Company also has equity incentive plans granting options. For the years ended December 31 2017 and 2018, total share-based compensation expenses recognized were RMB23.3 million and RMB329.6 million, and there were no unrecognized compensation expenses related to options granted by other subsidiary.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Earnings per share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	2016	2017	2018
Numerator:
Net loss attributable to Bitauto Holdings Limited	(541,345)	(1,611,114)	(608,352)
(Loss)/Income allocation to participating securities of subsidiaries	-	(2,936)	28,336
Numerator for basic net loss per share	(541,345)	(1,614,050)	(580,016)
Dilutive effect of redeemable convertible preference shares and share options of subsidiaries	-	(11,036)	-
Numerator for diluted net loss per share	(541,345)	(1,625,086)	(580,016)
Denominator:
Weighted average number of shares - basic	65,160,205	70,154,910	71,305,353
Dilutive effect of potentially issuable ordinary shares	-	-	-
Weighted average number of shares - diluted	65,160,205	70,154,910	71,305,353

Net loss per ordinary share - basic	(8.31)	(23.01)	(8.13)
Net loss per ordinary share - diluted	(8.31)	(23.16)	(8.13)

The redeemable convertible preference shares were not included in the calculation of diluted net loss per share because they are anti-dilutive for the years ended December 31 2016 and December 31 2018.

The weighted average number of shares, that could potentially dilute basic net loss per share in the future including incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt, but were not included in the computation of diluted net loss per share because they were anti-dilutive for the years presented, are 4,030,651, 8,126,552 and 6,412,017 for the years ended December 31, 2016, 2017 and 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.	Fair value measurement

Assets and liabilities measured at fair value on a recurring basis

As of December 31, 2018, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis in periods subsequent to their initial recognition is as follows:

	As of December 31, 2018
	Level 1	Level 2	Level 3
	RMB	RMB	RMB

Investment in convertible notes	-	-	1,789,470
Guarantee liabilities	-	-	(107,614)

These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2018.

Guarantee liabilities are presented as a level 3 measurement, with the fair value estimated based on the third-party appraisal's report using discount cash flow method. Key inputs and parameters includes default probability and loss rate of principal and interest which based on management best estimation by making reference to historical record for similar loan products, margin on expected loss which is determined by making reference to the average gross profit margin of comparable companies, and discount rate which is mainly determined by making reference to the average cost of debt for automobile financing lease services.

Investment in convertible notes is presented as a level 3 measurement, with the fair value estimated based on the third-party appraisal's report using the binomial option pricing model. Key inputs and parameters includes volatility which is an expected rate based on the historical stock price of comparable companies, risk free rate which is based on the yield of US strip bond with a maturity life equal to the remaining maturity life of the convertible notes and discount rate which is based on yield of comparable bonds with similar credit ratings applicable for the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.	Fair value measurement (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

The Group holds investments in equity investees of privately-held companies that are accounted for the investments under equity method or the investments without readily determinable fair value. The Group performs impairment assessments of these investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group determined certain investments in equity investees were fully impaired after evaluated the business prospects, operational data and financial results of the investees. Impairment charges were recorded in connection with the investment in equity investees of RMB86.6 million, RMB165.2 million and RMB34.6 million for the years ended December 31, 2016, 2017 and 2018, respectively. The fair value of the investments were measured using significant unobservable inputs as Level 3.

Other financial instruments

The following are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Cash and cash equivalents, restricted cash, accounts receivable, bills receivable, finance receivables, other receivables and due from related parties are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, bills payable, other payables and due to related parties are financial liabilities with carrying values that approximate fair value due to their short-term nature.

For borrowings, interest rates under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of borrowings approximate fair value.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

28.	Related party transactions

The table below sets forth the related parties and their relationships with the Group as of December 31, 2018:

Name of related parties	Relationship with the Group

Chetuan E-Commerce Ltd. and its subsidiaries (“Chetuan”)	An investee of the Group
Shanghai Eclicks Network Co. Ltd. (“Eclicks”)	An investee of the Group
TTP CAR INC. and its subsidiaries (“TTP”)	An investee of the Group
Beijing Anxinbao Insurance Brokerage Co., Ltd. (“Anxinbao”)	An investee of the Group
Jingzhengu Holdings Ltd. and its subsidiaries (“Jingzhengu”)	An investee of the Group
Wuhan Kuanter Investment Co., Ltd (“Wuhan Kuantu”)	An investee of the Group
NIO.INC and its subsidiaries (“NIO”)	Affiliate
JD	Ordinary shareholder of the Group

As of December 31, 2016, Xinchuang was a related party as an investee of the Group. In January 2017, the Group acquired additional equity interests of Xinchuang to obtain control of it and Xinchuang remained a subsidiary of the Group as of December 31, 2017 and 2018.

The Group entered into the following transactions for the years ended December 31, 2016, 2017 and 2018 with related parties:

	2016	2017	2018
	RMB	RMB	RMB

Services provided to related parties:
Automobile transaction services provided to Chetuan	79,632	9,830	-
Advertising services provided to Xinchuang	79,922	-	-
Advertising services provided to TTP	32,059	15,260	-
Advertising services provided to NIO	-	27,360	30,629
Other transaction services provided to Anxinbao	-	14,183	6,000
Others	2,966	381	160

	194,579	67,014	36,789

Services and automobiles purchased from related parties:
Automobile transaction services purchased from Chetuan	86,632	-	-
Advertising services purchased from Xinchuang	16,024	-	-
Advertising services purchased from Eclicks	85,838	98,530	36,434
Marketing and promotion services purchased from JD	22,102	40,411	57,063
Used car valuation services purchased from Jingzhengu	3,366	14,400	20,656
Automobiles purchased from NIO	-	-	5,184
Others	16,597	31,155	17,708

	230,559	184,496	137,045

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

28.	Related party transactions (continued)

The Group had the following balances as of December 31, 2017 and 2018 with related parties:

	2017	2018
	RMB	RMB

Due from Chetuan	153,214	105,919
Due from Anxinbao	9,593	231
Due from Wuhan Kuantu	5,281	-
Due from NIO	8,816	21,109
Due from Jingzhengu	13,096	54,106
Others	15,031	130

	205,031	181,495

Due to Chetuan	-	57,469
Due to Eclicks	81,440	38,840
Due to Jingzhengu	3,170	2,182
Others	13,631	8,072

	98,241	106,563

Loans from JD:

	2017	2018
	RMB	RMB

Balance as of January 1	-	-
Loans received during year	2,036,020	-
Loans repayment made	(2,036,020)	-
Interest charged	22,244	-
Interest paid	(22,244)	-

Balance as of December 31	-	-

The transactions with other related parties and balance with other related parties are individually and aggregately insignificant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Commitments and contingencies

Operating lease commitments

The Group has leased office premises under non-cancellable operating lease agreements. These leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2017	2018
	RMB	RMB

Within one year	119,484	119,501
After one year but not more than five years	172,452	152,273
Later than five years	1,823	5,961

	293,759	277,735

For the years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses under operating leases of RMB123.1 million, RMB136.6 million and RMB149.1 million, respectively.

Capital commitments

Capital expenditure contracted for at the end of the year but not yet incurred is as follows:

	2017	2018
	RMB	RMB

Purchase of automobiles	503,903	7,007

	503,903	7,007

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

30.	Operating segment information

As disclosed in Note 2(e), the Group managed its business in three reportable segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

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

For the purpose of preparing segment information, all the intersegment transactions have been eliminated and only revenue from external customers are presented as segment revenue. The Group does not allocate non-operating income and expenses to each reportable segment. Accordingly, the measure of profit and loss for each reportable segment as reported to the chief operating decision maker is operating profit. A reconciliation of operating profit to profit before tax is presented in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

30.	Operating segment information (continued)

	Advertising and subscription business	Transaction services business	Digital marketing solutions business	Total

Year ended, December 31, 2016

Revenue	3,432,986	1,551,676	788,286	5,772,948
Gross profit	2,542,534	668,238	484,197	3,694,969
Income/(Loss) from operations	592,611	(848,267)	146,428	(109,228)

Year ended, December 31, 2017

Revenue	3,922,158	3,872,244	956,857	8,751,259
Gross profit	3,076,332	1,902,614	537,633	5,516,579
Income/(Loss) from operations	444,564	(1,525,073)	3,916	(1,076,593)

Year ended, December 31, 2018

Revenue	4,074,218	5,370,871	1,134,520	10,579,609
Gross profit	3,414,173	2,318,790	602,248	6,335,211
Income/(Loss) from operations	666,257	(838,477)	(293,286)	(465,506)

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

The income/(loss) from operations for the year ended December 31, 2018 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB54.7 million, RMB862.1 million and RMB32.7 million, respectively.

For the years ended December 31, 2016 ,2017 and 2018, the leasing revenue, which was interest revenue earned from automobile financing lease services, were RMB863.7 million, RMB3.03 billion and RMB4.09 billion, and funding costs, which was interest expenses incurred for automobile financing lease and operating lease services, were RMB187.2 million, RMB1.14 billion and RMB2.05 billion, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

31.	Restricted net assets

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

As of December 31, 2018, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC had registered capital and reserve funds appropriated of RMB24.12 billion.

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

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.	Parent company only condensed financial information

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.	Parent company only condensed financial information (continued)

Condensed balance sheets

	As of December 31,
	2017	2018
	RMB	RMB

Assets

Current assets
Cash and cash equivalents	66,662	44,056
Prepayments and other receivables	51,760	44,969
Total current assets	118,422	89,025

Non-current assets
Investments in subsidiaries, VIEs and subsidiaries of VIEs	6,429,473	6,860,452
Investment in equity investees	43,945	25,914
Intangible assets, net	1,431,226	801,347
Due from subsidiaries, VIEs and subsidiaries of VIEs	6,222,037	6,165,296
Total non-current assets	14,126,681	13,853,009

Total assets	14,245,103	13,942,034

Liabilities

Current liabilities
Accruals and other payables	73,807	57,874
Total current liabilities	73,807	57,874

Non-current liabilities
Due to subsidiaries, VIEs and subsidiaries of VIEs	2,134,755	1,979,140
Convertible debt	707,854	774,703
Total non-current liabilities	2,842,609	2,753,843

Total liabilities	2,916,416	2,811,717

Shareholders’ Equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 72,739,966 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	19	19
Additional paid-in capital	12,220,493	12,782,826
Treasury shares	(20,411)	(333,985)
Statutory reserve	153,538	204,583
Accumulated other comprehensive income	468,257	601,423
Accumulated deficit	(1,493,209)	(2,124,549)
Total shareholders’ equity	11,328,687	11,130,317

Total liabilities and shareholders’ equity	14,245,103	13,942,034

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.	Parent company only condensed financial information (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Selling and administrative expenses	(689,656)	(910,515)	(854,104)
Other gains	5	38,948	400
Loss from operations	(689,651)	(871,567)	(853,704)

Interest income	1,209	1,592	10
Interest expense	(21,407)	(77,158)	(46,767)
Share of results of equity investees	(24,354)	(52,055)	(40,502)
Equity in profit/(loss) of subsidiaries, VIEs and subsidiaries of VIEs	192,858	(611,926)	332,611
Loss before tax	(541,345)	(1,611,114)	(608,352)

Net loss	(541,345)	(1,611,114)	(608,352)

Other comprehensive income/(loss)

Foreign currency exchange gains/(losses), net of tax of nil	459,227	(274,045)	133,166

Total comprehensive loss, net of tax	(82,118)	(1,885,159)	(475,186)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

32.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Net cash (used in)/provided by operating activities	(9,711)	104,295	110,517
Net cash (used in)/provided by investing activities	(3,195,265)	(238,475)	92,800
Net cash provided by/(used in) financing activities	2,198,272	354,821	(296,719)

Effect of exchange rate changes on cash and cash equivalents	148,031	(307,999)	70,796

Decrease in cash and cash equivalents	(858,673)	(87,358)	(22,606)
Cash and cash equivalents at beginning of the year	1,012,693	154,020	66,662

Cash and cash equivalents at end of the year	154,020	66,662	44,056

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries, VIEs and subsidiaries of VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and subsidiaries of VIEs under the equity method of accounting as prescribed in ASC 323 “Investments-Equity Method and Joint Ventures”. Such investments are presented on the condensed balance sheets as “investment in subsidiaries, VIEs and subsidiaries of VIEs” and shares in the subsidiaries, VIEs and subsidiaries of VIEs’ profit are presented as “equity in profit of subsidiaries, VIEs and subsidiaries of VIEs” on the condensed statements of comprehensive income/(loss). The cash flows used in the investing activities are primarily associated with the loans to the subsidiaries, VIEs and subsidiaries of VIEs. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.