Form 20-F
period 2019-12-31
BITAUTO HOLDINGS LTD
filed 2020-04-27
CIK 1499781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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
Ming Xu
Chief Financial Officer
New Century Hotel Office Tower, 10/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People’s Republic of China
Tel: (86-10) 6849-2345
Email: ir@bitauto.com
Fax (86-10) 6849-2200
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Exchange on Which Registered
American depositary shares, each representing one ordinary share	BITA
Ordinary shares, par value US$0.00004 per share(1)		New York Stock Exchange

(1)	Not for trading, but only in connection with the listing on New York Stock Exchange of the American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 70,952,783.5 ordinary shares issued and outstanding, excluding treasury shares and ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans, par value US$0.00004 per share, as of December 31, 2019.

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Our financial statements are expressed in Renminbi, which is our presentation currency. Certain of our financial data in this annual report are translated into U.S. dollars solely for your convenience. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, at the rate stated above, or at all.

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

The following tables present the selected consolidated financial information for our company. Our selected consolidated statements of operations data presented below for the years ended December 31, 2017, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our consolidated financial statements, which are included in this annual report beginning on page F-1. Our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 and the selected consolidated statements of operations data for 2015 and 2016 presented below have been derived from our consolidated financial statements not included in this annual report. Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following selected financial data in conjunction with the consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Beginning from the first quarter of 2016, we changed our basis of accounting from IFRS to U.S. GAAP.

Consolidated Statements of Comprehensive Income/(Loss) Data

	For the Year Ended December 31,
	2015(1)	2016(1)	2017(1)	2018(1)	2019(1)
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share and per share data)
Revenue	4,254,195	5,772,948	8,751,259	10,579,609	10,752,917	1,544,560
Cost of revenue(2)	(1,450,744)	(2,077,979)	(3,234,680)	(4,244,398)	(4,244,752)	(609,720)
Gross profit	2,803,451	3,694,969	5,516,579	6,335,211	6,508,165	934,840
Selling and administrative expenses(3)	(3,013,997)	(3,417,811)	(6,059,046)	(6,370,718)	(7,160,276)	(1,028,509)
Product development expenses(4)	(312,100)	(457,367)	(565,702)	(611,113)	(609,908)	(87,608)
Other gains, net	60,508	70,981	31,576	181,114	305,782	43,923
Loss from operations	(462,138)	(109,228)	(1,076,593)	(465,506)	(956,237)	(137,354)
Interest income	24,980	41,651	93,025	125,875	114,391	16,431
Interest expense	(8,140)	(52,155)	(92,633)	(79,090)	(147,387)	(21,171)
Share of results of equity investees	(16,663)	(25,640)	(71,866)	(76,810)	(74,111)	(10,645)
Investment income/(loss)	141,195	(45,012)	(75,097)	(7,889)	(28,677)	(4,119)
Loss before tax(5)	(320,766)	(190,384)	(1,223,164)	(503,420)	(1,092,021)	(156,858)
Income tax expense(6)	(64,518)	(147,569)	(203,824)	(175,896)	(91,019)	(13,074)
Net loss	(385,284)	(337,953)	(1,426,988)	(679,316)	(1,183,040)	(169,932)
Total comprehensive (loss)/income, net of tax(7)	(40,536)	121,477	(1,780,735)	(525,422)	(1,115,237)	(160,194)
Net loss attributable to Bitauto Holdings Limited	(506,992)	(541,345)	(1,611,114)	(608,352)	(1,200,118)	(172,386)
Total comprehensive loss attributable to Bitauto Holdings Limited	(162,244)	(82,118)	(1,885,159)	(475,186)	(1,150,768)	(165,297)
Net loss per share/ADS attributable to ordinary shareholders
Basic	(8.72)	(8.31)	(23.01)	(8.13)	(16.92)	(2.43)
Diluted	(8.72)	(8.31)	(23.16)	(8.13)	(16.92)	(2.43)
Weighted average number of shares/ADSs
Basic	58,142,432	65,160,205	70,154,910	71,305,353	71,108,532
Diluted	58,142,432	65,160,205	70,154,910	71,305,353	71,108,532

(1)	In May 2014, the Financial Accounting Standards Board issued Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, a new standard related to revenue recognition. We have completed the assessment and the most significant impact on our company is the change of the presentation of value-added tax, or VAT, from a gross basis to a net basis. We adopted this guidance starting from January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. As a result, the operating results for the years ended December 31, 2015, 2016 and 2017 have not been restated and are presented on a gross basis with VAT being presented in the cost of revenues rather than net against revenues in such years, while the operating results for the years ended December 31, 2018 and 2019 are presented on net basis, with the VAT being presented as net against revenues rather than in cost of revenues in such years.

(2)	Including amortization of intangible assets resulting from asset and business acquisitions of RMB19.5 million, RMB1.1 million, RMB3.7 million, RMB1.9 million and RMB3.1 million (US$0.4 million) in 2015, 2016, 2017, 2018 and 2019, respectively.

(3)	Including share-based compensation of RMB120.0 million, RMB77.0 million, RMB1.17 billion, RMB859.0 million and RMB389.1 million (US$55.9 million) in 2015, 2016, 2017, 2018 and 2019, respectively, and amortization of intangible assets resulting from asset and business acquisitions and write-down of assets of RMB750.3 million, RMB623.1 million, RMB673.6 million, RMB678.0 million and RMB651.9 million (US$93.6 million) in 2015, 2016, 2017, 2018 and 2019, respectively. Also including professional expenses incurred for the issuance of preferred shares and the initial public offering of Yixin Group Limited, or Yixin, of RMB90.4 million in 2017.

(4)	Including share-based compensation of RMB18.2 million, RMB37.4 million and RMB37.3 million (US$5.4 million) in 2017, 2018 and 2019, respectively. Product development expenses in 2019 also included amortization of intangible assets resulting from asset and business acquisitions of RMB1.9 million (US$0.3 million).

(5)	Including fair value adjustment of contingent considerations of RMB3.6 million in 2015 and RMB8.3 million in 2017, investment loss associated with the share of equity method investments of RMB0.3 million, RMB2.5 million, RMB0.7 million and RMB5.8 million (US$0.8 million) in 2015, 2016, 2017 and 2019, respectively, investment income associated with the share of equity method investments of RMB15.9 million in 2018, investment income associated with non-cash investment matters of RMB141.2 million in 2015, investment loss associated with non-cash investment matters of RMB40.4 million, RMB110.0 million, RMB17.0 million and RMB28.7 million (US$4.1 million) in 2016, 2017, 2018 and 2019, respectively, amortization of the beneficial conversion feature (BCF) discount on the convertible notes of RMB13.2 million, RMB57.2 million, RMB30.1 million and RMB89.1 million (US$12.8 million) in 2016, 2017, 2018 and 2019, respectively, and impairment on equity investees of RMB21.2 million, RMB17.6 million and RMB16.4 million (US$2.4 million) in 2017, 2018 and 2019, respectively.

(6)	Including tax impact related to professional expenses incurred for the initial public offering of Yixin of RMB5.7 million in 2017, and tax impact related to amortization of intangible assets resulting from asset and business acquisitions of RMB11.1 million and RMB6.5 million (US$0.9 million) in 2018 and 2019, respectively.

(7)	Including net loss and foreign currency exchange gains/(losses) net of tax of nil.

The following table sets forth our selected consolidated balance sheets data as of December 31, 2015, 2016, 2017, 2018 and 2019.

Consolidated Balance Sheets Data

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
Assets
Current assets	7,885,047	16,474,959	28,117,369	34,174,847	30,663,562	4,404,545
Non-current assets	5,185,965	13,459,797	23,398,363	25,569,091	17,713,482	2,544,382
Total assets	13,071,012	29,934,756	51,515,732	59,743,938	48,377,044	6,948,927
Liabilities
Current liabilities	2,660,501	11,953,916	22,699,239	28,637,649	23,642,737	3,396,067
Non-current liabilities	88,223	4,219,129	8,578,822	10,797,852	4,978,086	715,056
Total liabilities	2,748,724	16,173,045	31,278,061	39,435,501	28,620,823	4,111,123
Redeemable noncontrolling interests	1,697,718	3,939,646	301,953	360,010	390,437	56,083
Total shareholders’ equity	8,624,570	9,822,065	19,935,718	19,948,427	19,365,784	2,781,721
Total liabilities, redeemable noncontrolling interests and shareholders’ equity	13,071,012	29,934,756	51,515,732	59,743,938	48,377,044	6,948,927

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We rely on China’s automotive and financial services industries for substantially all our revenues and future growth, and both industries are going through rapid changes and subject to many uncertainties.

We rely on China’s automotive and financial services industries for substantially all our revenues, which we generate from providing internet content, marketing services and transaction services to our customers. China’s automotive industry and automobile financing market are changing rapidly and remain subject to many uncertainties. We cannot predict how these industries or markets will develop in the future. Further, the future development of China’s automotive and financial services industries could be affected by many factors, including:

•	general economic conditions in China and around the world, which can be affected by various factors, such as political or social conditions, global financial market disruptions and health epidemic such as the COVID-19;

•	the growth of disposable household income and the availability and cost of credit available to finance automobile purchases;

•	taxes and other incentives or disincentives related to automobile purchases and ownership;

•	environmental concerns and measures taken to address these concerns;

•	the development in the automotive industry and financial services industry;

•	the cost of energy, including gasoline prices, and the cost of automobile licensing and registration fees;

•	the improvement of the highway system and availability of parking facilities; and

•	other government policies relating to the automotive industry in China, such as uncertainties of government subsidies to promote auto sales and changes in policies limiting automobile purchases in some cities, which are beyond industry participants’ control.

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

We generate a significant portion of our revenues from providing internet marketing services to automakers, automobile dealers, auto finance partners and insurance companies. However, internet marketing is still evolving to be more widely accepted as an effective marketing platform by China’s automotive industry. Many of our current or potential customers may have limited experience with the internet as an advertising and marketing medium and therefore may not find the internet to be effective for promoting their automobiles and related services. Some automakers and automobile dealers may still prefer television, outdoor billboards, traditional broadcast, prints, elevator LCD displays and elevator posters, and may not be willing to spend a significant portion of their marketing budgets on online advertising. In addition, if the promotional effect or outcome realized through online advertising and marketing cannot meet the expectations of advertisers or address their needs, our customers may decrease their spending and efforts on online advertising and promotion and devote more marketing budgets to traditional media. Any negative perceptions as to the effectiveness of internet marketing services may limit the growth of our business and adversely affect our results of operations. If the internet does not become more widely accepted as a media platform for advertising and marketing, our business, financial condition and results of operations could be materially and negatively affected.

We are facing increased competition, and if we cannot compete effectively, our financial condition and results of operations may be harmed.

Our advertising and subscription business faces competition from many market participants. We face competition from China’s automotive vertical platforms such as Autohome, Dongchedi and PCauto, social media platforms such as ByteDance, automotive channels of major internet portals, internet video, and emerging new media on mobile end, such as live-streaming applications, news reader applications, as well as traditional forms of media. Although we believe the rapid increase in China’s online population will draw more attention away from traditional forms of media, such as television, newspapers, magazines and radio, we still compete with them for clients and advertising revenues. Competition with automotive vertical platforms and other internet players is primarily centered on user traffic, user engagement and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition. In addition, because the entry barrier for the internet advertising business is relatively low, new competitors, such as social media, internet video and new media on mobile end may be able to launch competitive services at relatively low costs and may acquire market share in a relatively short period of time.

Moreover, with respect to our transaction services primarily operated by Yixin, we face intense competition in automobile finance market from traditional banks, auto finance companies, other auto financing lease companies, and other companies that provide loan facilitation services. Our competitors may have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms and services. They may also have more extensive consumer bases, greater brand recognition and broader relationship with the constituents of the ecosystem including automakers, automobile dealers and auto finance partners than we have. As such, they may be better able to develop new services, to respond more quickly to new technologies and to undertake more extensive marketing campaigns, which may render our platform less attractive to consumers and our business partners. In addition, our business partners may terminate their cooperation with us and engage in similar business as we do. Failure to compete with current and potential competitors and achieve more widespread market acceptance of our platform and services could harm our business and results of operations.

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

As of December 31, 2019, we had sales and service representatives network located in approximately 200 cities across China and we plan to continuously expand our network to more cities. Geographical expansion is particularly important for us to acquire more automobile dealer customers, whose operations are typically localized and spread out in every region. Our consumer-facing websites need localized content that are relevant to our website visitors in a specific region. We also aim to expand the network of auto dealers to enlarge the geographical reach of Yixin’s customers. Nonetheless, expanding into new geographical markets imposes additional burdens on our sales, marketing and general managerial resources. As China is a large and diverse market, business practices and demands may vary significantly by region and our experience in the markets in which we currently operate may not be applicable in other parts of China. As a result, we may not be able to leverage our experience to expand into other parts of China. If we are unable to manage our expansion efforts effectively, if our expansion efforts take longer than planned or if our costs for these efforts exceed our expectations, we will not achieve our objectives, such as increasing our market share, and our results of operations may be materially and adversely affected.

Our competitive position and ability to generate revenues could be further harmed if we fail to develop and introduce new products and services in a timely and cost-effective manner.

Continued increases in our advertising revenues from our automobile website and mobile apps depend on our ability to attract consumers to our media properties and monetize that traffic at profitable margins with advertisers. If our website and mobile apps do not provide a compelling, differentiated user experience, we may lose visitors to competing sites. Further, if traffic to our websites and mobile apps declines, we may lose some of our advertising customers who may reduce or cease their advertising purchases from us. Our automobile dealer customers may not continue to subscribe to our SaaS platform, if we do not timely enhance their user experience and broaden our product and service offerings. Similarly, our digital marketing solutions business may gradually lose its competitive advantage if we are slower in technological innovations or in announcing either new or enhanced products and services. The sustainable growth of revenues from our transaction services depends on our ability to provide efficient and quality services to facilitate financed automobile transactions. In addition, we rely on constant product and service innovations to retain existing customers and attract new customers, while our competitors may introduce new alternative products that are more sophisticated and cost-effective than ours.

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

Even if we introduce new business initiatives, we cannot assure you that we will be able to develop new business initiatives to grow our revenues. Our unfamiliarity with the new market sectors may make it difficult for us to anticipate the demands and preferences in the market and provide products and services that meet the requirements and preference of our users. Therefore, our financial results may be adversely affected in the short term if our new business initiatives are unable to continue to grow as we have expected. In addition, we may not be able to successfully identify, and timely and cost-effectively develop and introduce new products and services to our users and customers at all.

A limited number of automakers have contributed to a significant portion of our revenues, and if we are unable to maintain these key relationships or establish new relationships with additional automakers, our results of operations would be materially and adversely affected.

In the past, a limited number of automakers have contributed a significant portion of our revenues, primarily in the form of advertising fees for advertisement placements on our websites and the corresponding mobile apps, and service fees for our digital marketing solutions. In 2017, 2018 and 2019, revenues from the top three automaker customers in each period accounted for approximately 7.4%, 6.1% and 5.9%, respectively, of our total revenues. There is no assurance that our relationships with any of our existing automaker customers will continue in the future, or we could receive any minimum level of revenues from them. If we lose one or more of our important automaker customers, or if they materially reduce their purchase of our services, our results of operations would be materially and adversely affected. In addition, we enter into advertising service contracts with most of our automaker customers through advertising agencies. If we cannot maintain our cooperative relationship with these advertising agencies, our ability to further expand our automaker customer base may be negatively impacted. Furthermore, our ability to timely collect payment from our automaker customers may be affected by a number of factors, including general economic conditions, many of which are outside our control. If we are unable to collect payments in a timely manner or at all, our business, results of operations and financial conditions may be materially and adversely affected.

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

Our customers may not renew our services after the expiration of their contract terms. They may also renew for shorter contract terms or for lower-cost editions of our services. For example, although the renewal rates for our automobile dealer subscription services were relatively high, it may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ ability to maintain their operations and spending levels, customers’ operational cost control, the overall downturn in China’s automobile market, and deteriorating general economic conditions. If our customers do not renew their contracts for our services or switch to lower-cost editions at the time of renewal, our revenues could decline and our business may suffer. Our future success also depends in part on our ability to sell additional services or enhanced editions of our services to our current customers. This may also require increasingly sophisticated and costly sales efforts. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including customers’ satisfaction with our services, customers’ ability to maintain their operations and spending levels, customers’ operational cost control, the overall development and status of China’s automobile market, and the general economic conditions. If our efforts to sell new or enhanced services to our customers are not successful, our business, financial condition and results of operations may suffer.

The interest income for our self-operated financing lease services or service fees for our loan facilitation services may decline in the future, and any material decrease in such interest income or service fees could harm our business, financial condition and results of operations.

We provide transaction services, including self-operated financing lease services and loan facilitation services, primarily through Yixin, our controlled subsidiary. We charge interest income from consumers that finance their automobile purchases through our platform, and service fees from our loan facilitation financing partners that have extended loans to consumers through our loan facilitation services. In 2019, revenues from our self-operated financing lease services and loan facilitation services accounted for 50.6% of our total revenues. Any material decrease in the interest income for our self-operated financing lease services or in the loan facilitation service fees would have a substantial negative impact on our revenue and profit margin. The interest income for our self-operated financing lease services and loan facilitation service fees charged by us could be affected by a variety of factors, including auto sales, the competitive landscape of the automotive finance industry, general credit policy and environment, the mix and qualify of services and products we provide, and the relevant applicable regulatory requirements.

In addition, our interest income for self-operated financing lease services and our loan facilitation service fees are sensitive to many macroeconomic factors beyond our control, such as inflation, recession, changes in regulation, the status of the credit markets, changes in market interest rates, global economic disruptions, health epidemics, unemployment and fiscal and monetary policies. In particular, our current level of interest and fee rates may significantly decline due to changes in regulatory environment, and our profitability will suffer. In the event that the amount of our interest income or service fees decrease significantly in the future and we are not able to adopt any cost control initiatives, our business, financial condition and results of operations will be harmed.

We are exposed to certain credit risks in operating self-operated financing business and providing loan facilitation services, to the extent that we provide risk assurance related to such loan facilitation services. Our current risk management system may not be able to accurately assess and mitigate all risks to which we are exposed to, including credit risk.

We provide transaction services primarily through Yixin, which primarily include self-operated financing business and loan facilitation services. For the self-operated financing services, we primarily provide consumers with auto finance solutions through financing lease services, and we face inherent risks of nonpayment of loans and bad debts. Our ability to manage the quality of our loan portfolio and the associated credit risks will have significant impact on the results of operations of our self-operated financing business. Any significant deterioration in the asset quality of our self-operated financing business and significant increase in associated credit risks may materially and adversely affect our business, financial condition and results of operations. For the loan facilitation services, we facilitate loans offered by our loan facilitation financing partners to our consumers. In connection with the loan facilitation services we provide, we are obligated to purchase the relevant loans upon certain specified events of default by customers through Yixin or Dalian Rongxin Financing Guarantees Company Limited, or Dalian Rongxin. We are exposed to certain credit risks in providing loan facilitation services, to the extent that we are obligated to purchase the relevant loans facilitated by us.

In the future, we may cooperate with third-party insurance companies or re-guarantee companies to provide insurance or re-guarantee in connection with our loan facilitation services, such that in the event of customer’s failure in making payment, third-party insurance companies or re-guarantee companies will be obligated to pay all or part of the unpaid outstanding amount to our loan facilitation financing partners. Under such circumstances, however, we cannot assure you that we will be able to reach agreements with any third-party insurance companies or re-guarantee companies on commercially acceptable terms, or at all, or such cooperation will be sufficient to cover the credit risks we are exposed to. As a result, our ability to mitigate the credit risks we are exposed to would be harmed and our results of operations would be adversely affected.

Failure to collect repayment of outstanding principal amounts or accrued interests that become due from our customers may have a material adverse effect on our business operations and financial condition. We use litigation as a primary method of collection, which is not necessarily efficient as we expect. We may also incur significant expenses during the litigation process while the proceeds we receive from litigation may not cover such expenses. Furthermore, credit risks are exacerbated in consumer financing industry because there is relatively limited credit information available about individual customers. There is no assurance that our monitoring of credit risk issues and our efforts to mitigate credit risks through our credit assessment and risk management policies are or will be sufficient to enable us to maintain low delinquencies. If we were to experience a significant increase in delinquency rate, our financial performance and results of operations may be adversely affected.

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

Furthermore, deterioration in the overall quality of the financing assets from our self-operated financing business and loan facilitation services, and increased exposure to credit risks may occur due to a variety of reasons, including factors beyond our control, such as a slowdown in the growth of the PRC or global economies, health epidemics or a liquidity or credit crisis in the PRC or global financial sectors, which may adversely affect the liquidity of the borrowers or their ability to repay or roll over their debt. We may not be able to fully estimate the residual value of car collateral or to manage credit risks in relation to the risk assurance we provide. Any significant deterioration in the asset quality of our financial services business and significant increase in associated credit risks may have a material adverse effect on our business, financial condition and results of operations.

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

We rely on a limited number of financing partners to fund the loans facilitated through our platform and there is no guarantee or commitment on the amount of loans our financing partners will fund. In 2019, we had 12 loan facilitation financing partners, and our top three financing partners provided approximately 80% of funding for the loans facilitated through our platform in terms of transaction volume.

We have been making efforts to diversify our funding sources and broaden our collaboration with more loan facilitation financing partners. However, as the demand for our loans increases, there can be no assurance that our current loan facilitation financing partners can meet the funding needs of consumer loans facilitated through our platform, or we can find additional financing partners, or our cooperation with new financing partners will meet our expectations. In addition, if we or our financing partners terminate the cooperation, we may be unable to find substitutes in a timely manner or on commercially reasonable terms, or at all. If any of the foregoing occurs, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The development of our self-operated financing business is capital intensive. Restrictions in our capital raising arrangements and inability to obtain additional financing or refinance our indebtedness in the future may materially and adversely affect our business, results of operations and financial condition.

The development of finance business is capital intensive. To address the capital requirements, Yixin has entered into asset-backed securitization arrangements, under which Yixin has transferred the economic benefits in certain financial assets in exchange for cash proceeds. As of December 31, 2019, the carrying amount of our asset-backed securities debts was RMB7.37 billion (US$1.06 billion). However, there is no guarantee that Yixin may enter into additional securitization transactions on commercially reasonable terms, and we may be subject to potential losses associated with the existing securitization transactions. We cannot assure you that additional securitization transactions will be available on terms acceptable to us, or at all. Transaction terms may deteriorate, in the form of reduced liquidity, reduced demand for asset-backed securities and higher financing costs, significantly in the event of global or domestic economic turmoil. Our ability to enter into securitization transactions in a timely manner is affected by a number of factors beyond our control, any of which could cause substantial delays, including market conditions, the approval by transaction counterparties of the terms of the securitization, as well as our ability to accumulate sufficient number of financing lease contracts for securitization.

Moreover, we have entered into revolving facility credit agreements and collateral borrowing agreements with commercial banks and licensed financial institutions in China since 2015. As of December 31, 2019, the outstanding amount under those agreements was RMB13.12 billion (US$1.89 billion). We may choose to refinance certain of our borrowings with new loans as they become due. Our ability to refinance our indebtedness will depend in part on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and financial, business, legislative, regulatory and other factors beyond our control. In addition, the increase in prevailing interest rates or other factors at the time of refinancing could result in an increase in our interest expense or other refinancing costs. Refinancing our indebtedness could also require us to comply with more onerous covenants and further restrict our business operations. If we are not able to refinance our indebtedness on favorable terms, or at all, when they become due, we will be required to repay our indebtedness as they become due.

Furthermore, in November 2017, Yixin completed the global offering of its shares and listed on the Hong Kong Stock Exchange. The net proceeds from the global offering, after deducting certain underwriting commission and expenses were approximately HK$6,507.6 million. Yixin may seek to obtain additional cash by sale of additional equity securities, which could result in further dilution of our equity stake in Yixin, and the investors and other shareholders may have a strategy or objective different from ours with respect to Yixin or impose conditions that could restrict the operations of Yixin.

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

An important part of our digital marketing solutions business is to place advertisements on third-party websites on behalf of our customers. Such media vendor websites often offer incentives in the form of performance-based rebates equal to a percentage of the purchase price for qualifying advertising space purchased and utilized by our customers. Performance-based rebates are an important source of our revenues. In 2017, 2018 and 2019, income from performance-based rebates accounted for 5.6%, 4.8% and 3.9%, respectively, of our total revenues. Nonetheless, our ability to collect rebates from a media vendor website is contingent upon the total value of advertisements we place on such websites during a set time period and whether such value reaches the predetermined thresholds. If we fail to reach the set threshold, we may not be able to continue to collect performance-based rebates at our expected levels, if at all. Under some media contracts for some customers, if we fail to reach the set minimum, we would lose not only part or all of the rebates, but also our performance security deposit. Some websites, in particular those with a large visitor base, may set the thresholds high or raise them from time to time and we may not be able to negotiate the rebate percentages or the threshold levels. Furthermore, media vendor websites may reduce the percentage of rebates or may not offer them at all. Our income from performance-based rebates may decrease or disappear, which could affect our financial condition and results of operations.

We may be liable to pay third-party media vendors in connection with the advertisements we placed with them on behalf of our customers if we fail to collect some or all the payments from these customers.

As part of our digital marketing solutions business, we place advertisements on the websites of third-party media vendors on behalf of our customers. We enter into advertising agreements with media vendors only after our customers have confirmed the proposed advertisements in their agency agreements with us. The media vendors are obligated to place the advertisements based on our customers’ specific requirements. We receive net service fees for such advertising services and record a receivable from our customers and a corresponding payable due to the media vendors based on the total amount of advertisements placed. In general, terms of our accounts payable due to media vendors are shorter than the terms of our receivables due from our customers, and we need to pay our media vendors for their advertising resources when payments are due regardless of whether our customers have made payments to us. As of December 31, 2019, the payables due to third-party media vendors in connection with the advertisements we placed with the media vendors on behalf of our customers was RMB710.6 million (US$102.1 million).

We cannot assure you that our customers will continue to make timely and full payments to us for the advertisements we placed on their behalves. If we fail to collect all or part of such payments from our customers, we may continue to be held liable to pay the media vendors the full amount of our payables when they become due. In addition, we may incur penalty for late payments. As a result, our business, financial condition and results of operations would be materially and adversely affected.

Our business may be harmed by the potential conflicts of interest caused by our dual roles as both a supplier and a purchaser of advertisement resources.

As an internet content provider, we supply advertisement space; as an advertising agent, we purchase advertisement space on behalf of our customers. Conflict of interests may arise between our roles as a purchaser and as a supplier of advertisement resources. As a supplier, we have incentives to place more advertisements on our own websites. Such conflicts could harm our reputation as an independent purchasing agent for our customers and our reputation as a supplier of advertisement resources. There were no rebate arrangements to our digital marketing solutions business when we place advertisements on our own websites in prior years. Since 2017, rebate comparable to third-party advertising agents was paid to our digital marketing solutions business. While we have and will continue to follow our customers’ instruction and maximize their interests, we do not know how the market will respond to our multi-functional roles in the future. Our customers have directed, and will continue directing us to place their advertisements on websites of their choice, including websites in direct competition with ours, or our customers may choose not to advertise on our websites at all. As a result, our business, financial condition and results of operations could be materially and adversely affected.

Our business may suffer if we do not successfully manage our current and future growth.

We have experienced rapid growth in the past few years. Our revenues have increased from RMB8.75 billion (or RMB8.08 billion, if the VAT was presented on a net basis) in 2017 to RMB10.58 billion in 2018, and further to RMB10.75 billion (US$1.54 billion) in 2019. Our sales and service representatives network covered approximately 200 cities as of December 31, 2019. We intend to continue to expand our operations. However, we may not be able to sustain a similar growth rate in revenues or geographic coverage in future periods due to a number of factors, including the greater difficulty of growing at sustained rates from a larger revenue base. In addition, our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. In order to manage and support our growth, we must continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified personnel, particularly as we expand into new markets. As our operations expand into more cities throughout China, we will face increasing challenges in managing a large and geographically dispersed group of employees. We may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new operations into our current business plan. As a result, our reputation, business and operations may suffer. Accordingly, you should not rely on our historical growth rate as an indication of our future performance.

Failure to enhance our brand recognition could have a material adverse effect on our results of operations and growth prospects.

We believe the importance of brand recognition will increase as the number of internet users in China grows. It is critical to enhance our brand recognition and attract an increasing number of users to our platform in order to achieve a widespread acceptance of our business model, gain trust for our services and attract new business partners to our platform. For example, for our websites and mobile apps to be successful, we need to attract visitors on a regular basis by providing automobile and other relevant information. If we fail to effectively enhance our brand recognition, we may not be able to attract new advertising business to our own websites and mobile apps. We also need to continue to enhance our brand awareness among automobile dealers in order to build on our position as a leading automobile service provider. While we have a large network of automobile dealer customers, we will not be able to retain them to continue to cooperate with us if we fail to maintain as a trusted brand and bring our automobile dealer customers their expected user traffic.

We have taken steps to enhance our brand recognition and gradually establish our identity by expending significant time and resources, including participating in auto shows and other branding events. We use priority listing and traffic referral services provided by major internet search engines in China to increase our customers and users’ awareness of our content, products and services. For example, we provide auto-related content to market and promote our services via Baidu, Sogou and other search engines. We also cooperate with major news feed channels, such as Baidu, ByteDance and Kuaishou, and major mobile phone manufacturers to place advertisements on their platforms in order to promote our services and brand recognition. In 2019, we further implemented a three-year branding initiative to invite influential spokespersons and distribute our advertisements on various channels. We are likely to incur significant costs and expenses in our marketing efforts for promoting our brand. We cannot guarantee that these brand promoting activities will lead to revenue increases, and the failure to do so will materially and adversely affect our financial condition and results of operations. In addition, as we provide transaction services primarily through Yixin, which contributes to a significant portion of our revenues, it is also critical to enhance and maintain the awareness of Yixin brand among consumers and other constituents in our ecosystem. Successful promotion of Yixin brand depends largely on the quality of the services we offer through Yixin and the effectiveness of our marketing efforts as well as the consumer experience we provide through Yixin platform.

Our marketing efforts for promoting our brand will likely require us to incur significant costs and expenses and devote a large amount of resources. Brand promotion activities may not yield revenue increases, and, even if they do, there is no assurance that the revenue increases could be achieved together with or lead to our brand recognition or the promotion of the awareness of our platform. If we fail to enhance and maintain our brand recognition, we may not be able to grow or maintain our customer base as we would expect and we may lose market share. If this happens, our business prospects, financial condition and results of operations may be materially adversely affected.

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

We make provisions for impairment losses on finance receivables, accounts receivable and other receivables in accordance with U.S. GAAP. In 2019, we provide provisions for impairment losses on finance receivables, accounts receivable and other receivables of RMB1.28 billion (US$184.4 million). The provisions for impairment losses on finance receivables is determined on the basis of our internal provisioning procedures and guidelines with consideration of factors, such as the historical loss rate and days past due. As our provisions under U.S. GAAP require significant judgment and estimation, our provision for impairment losses on finance receivables may not always be adequate to cover credit losses in our business operations. In particular, since we have limited experience in the transaction services business, we might in the future adjust our provisioning judgment or policies as we gain more experience in this business, which could in turn lead to additional provisions for our receivables. We may not be able to obtain all or a substantial part of our accounts receivable and other receivables, and our accounts receivable and other receivables will be considered impaired if the carrying amounts exceeds the recoverable amount, which will negatively affect our financial performance. We expect our provision charge to increase in the future as we continue to grow our business. In addition, starting from the fiscal year of 2020, we will be subject to a newly adopted accounting policy, ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326),” which requires entities to measure all expected credit losses for certain financial instruments held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. It will incorporate both available forward-looking information and historical pattern to estimate the lifetime expected credit losses for financial instruments, including those that have not become past due. We expect that the adoption of Financial Instruments-Credit Losses (Topic 326) may cause fluctuations in our financial results, including the level of provision for credit losses of finance receivables. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Critical Accounting Policies and Estimates—Adoption of ASC326.” Our provision for impairment losses may prove to be inadequate if adverse changes occur in the Chinese economy or if other events adversely affect specific customers or markets. Under such circumstances, we may need to make additional provisions for our receivables, which could significantly reduce our profit and may materially and adversely affect our business, financial condition and results of operations.

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

Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.

Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. In late January 2020, in response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had the coronavirus, asking China residents to remain at home and to avoid gathering in public, and other actions. Our headquarters and principal service development facilities are located in Beijing and we currently lease the majority of our offices in various parts of China to support our operations. The outbreak has caused temporary closures of our offices and adjustment of operation hours of our offices in our headquarter and other offices in China. Some of our employees are still working from home, and we may experience lower work efficiency and productivity, which may adversely affect our service quality.

While the outbreak has been largely controlled in China, normal economic life throughout China was sharply curtailed and disruptions to normal operation of businesses in various areas, including the automakers and automobile dealers in China, further negatively influencing their automobile production and sales activities. In addition, the ongoing global pandemic may adversely affect the supply chains and manufacturing capabilities of the automakers and sales performance of both the automakers and automobile dealers. This, in turn, may materially and adversely affect our business as a result of the delayed marketing demand from automakers, dealers and advertising agencies that represent them, as well as their reduced ability to pay for the services on time. In addition, we provide transaction services, primarily including financing business and loan facilitation services, mainly through Yixin, our controlled subsidiary. The COVID-19 outbreak and the reduction in discretionary consumption has caused and is expected to cause pressure on sales of passenger vehicles in China. As a result, transaction volume on Yixin as well as demand for its financing and loan facilitation services has reduced and may continue to be suppressed. Furthermore, Yixin may experience a significant increase in delinquency rate as borrowers' ability to repay loans may be negatively affected by the unfavorable macroeconomic environment. If we experience severe and continued declines in demand for our services and deterioration in quality, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, we may delay acting on new business initiatives due to the negatively impacted macro economy and the auto industry in China. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting Our Results of Operations—Impact of COVID-19 on our Operations."

Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the re-imposition of restrictions. As a result, the duration of such business disruption and the resulting financial and operational impact cannot be reasonably estimated at this time. Our business and financial performance have been adversely affected by the outbreak of coronavirus in China since the beginning of 2020, and this is likely to continue throughout the current year, if not longer.

Our business is subject to seasonal fluctuations and unexpected interruptions, which make it difficult to accurately predict our future operating results.

We have experienced, and expect to continue to experience, seasonal fluctuations in our revenues and results of operations. Historically, our revenues tend to be lower in the first half and higher in the second half of each year. Advertising and promotional activities often increase in the second half of each year. New automobile models tend to be introduced in the last quarter, which usually leads to increases in advertising spending by automakers. Furthermore, some of our customers whose fiscal year ends with the calendar year often choose to take advantage of the last opportunities to increase their annual revenues before the year ends. Automakers and automobile dealers tend to enhance their advertising efforts in the fourth quarter when special online promotional campaigns are held, which also boosts our operational results in the fourth quarter. In comparison, activity levels tend to decrease after the fourth quarter’s spending. Our customers may not yet have a set plan for the new fiscal year. Further, the holiday period following the Chinese New Year is usually in the first quarter, which may contribute to the lower activity levels in the first half of each year. Our revenue trends relating to our transaction services operated by Yixin are also a reflection of consumers’ automobile purchase patterns. Consumers tend to purchase a higher volume of automobiles in the second half of each year, in part due to the introduction of new models from automakers. Therefore, the seasonality of the automobile retail business and the resulting spending pattern of automakers and automobile dealers may result in greater emphasis on the importance of our fourth quarter results. We expect quarterly fluctuations in our revenues and results of operations to continue.

Nonetheless, if conditions arise in the second half of a year that depress or affect automobile sales and marketing spending by our customers, such as depressed economic conditions or similar situations, our revenues for the year may be disproportionately and adversely affected. As a result of these factors, our quarterly results may not be comparable to the corresponding periods of prior years. Our actual results may differ significantly from our targets or estimated quarterly results. These fluctuations could result in volatility and cause the price of our ADSs to fall. As our revenues grow, these seasonal fluctuations may become more pronounced.

Our operating history may not serve as an adequate basis to judge our future prospects and results of operations.

Our operating history may not provide a meaningful basis on which to evaluate our business. In recent years, we have started new initiatives, among others including our transaction services primarily provided by Yixin, which was launched in December 2013 as our auto finance department and our controlled subsidiary, and was officially established in November 2014.

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

Our main servers are located in the internet data centers of third parties in Beijing. We do not control the operation of these third-party data center hosting facilities, which are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our services. We regularly back up our data on servers of the third parties’ data centers. Even with disaster recovery arrangements, our services could still be interrupted. We have not experienced any system failures in 2019. However, we cannot guarantee that such system failures and interruptions will not happen in the future. Upon occurrence, such interruptions would reduce our revenues, require us to provide the services again, make refunds or pay penalties, shrink our customer base and adversely affect our ability to attract new customers. Our business could also be materially and adversely affected if our current and potential customers believe our services are unreliable.

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

Our practices may become inconsistent with new laws or regulations of the PRC and other jurisdiction concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. For example, the European Union General Data Protection Regulation (“GDPR”), which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.

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

In particular, security breaches to our database could have a material and adverse effect on our business. Our SaaS platform allows our customers to edit and publish pricing and promotional information, while our transaction services facilitates financed automobile transactions via Yixin’s online platform. These websites and mobile apps store transmit such information and keep track of data on historical marketing activities. This information is proprietary and confidential. Security breaches could expose us to risks of loss of this information and possible liability. We require user names and passwords to access this data and the accounts of our customers. These security measures may be breached as a result of third-party action, employee error, malfeasance or otherwise, during transfer of data or at any time, and result in persons obtaining unauthorized access to our customers’ data. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our or our customers’ data. Our customers may not have effective security measures and may share their user names and passwords with a group larger than necessary. If our security measures are breached and unauthorized access to ours or our customer’s data is obtained, our services may be perceived as not being secure and customers may curtail or stop using our services altogether and we may incur significant legal and financial exposure and liabilities. We may incur significant costs to protect our systems and equipment against the threat of, and to repair any damage caused by, computer viruses and “hacking.” Moreover, if a computer virus or “hacking” affects our systems and is highly publicized, our reputation and brand names could be materially damaged and use of our services may decrease.

Certain directors and executive officers own a large percentage of our shares, allowing them to exercise significant influence over matters subject to shareholder approval, which may reduce the price of our ADSs and deprive shareholders of an opportunity to receive a premium for the ADSs.

As of March 31, 2020, our directors and executive officers beneficially owned approximately 11.0% of our outstanding ordinary shares. Accordingly, these directors and executive officers have substantial influence over the outcome of corporate actions requiring shareholders’ approval, including the removal of directors, any merger or consolidation of our company, and any significant corporate transaction that includes a winding up, reduction of share capital or alteration of memorandum and articles of association, and their interests may not align with the interests of our ADSs holders. These shareholders may also delay or prevent a change of control or otherwise discourage a potential acquirer from attempting to obtain control of us, even if such a change of control would benefit you and our other shareholders. These shareholders may cause corporate actions to be taken even if they are opposed by you and our other shareholders. This could deprive you and our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our company. In addition, the significant concentration of share ownership may adversely affect the trading price of our ADSs due to investors’ perception that conflicts of interest may exist or arise.

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

Our business is supported and enhanced by a team of highly skilled employees who are critical to maintaining the quality and consistency of our services and our brand and reputation. It is important for us to attract qualified employees, including but not limited to sales executives and engineers with high levels of experience in creative design, software development and internet-related services. Competition for these employees is intense. There may be a limited supply of qualified individuals in some of the cities in China where we have operations and other cities into which we intend to expand. In order to attract prospective, and retain current, employees, we may have to increase our employee compensation by a larger scale and at a faster pace than we expect, which would increase our operating expenses. In addition, we must hire and train qualified employees in a timely manner to keep pace with our growth while maintaining consistent quality of services across our operations in various geographic locations. We must also provide continuous training to our employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may deteriorate in one or more of the markets where we operate, which may cause a negative perception of our brand and adversely affect our business. Finally, we may run into disputes with our employees from time to time and if we are not able to properly handle our relationship with our employees, our business and results of operations may be adversely affected.

In addition, employee misconduct could expose us to significant legal liability and reputational harm. If any of our employees and management members engages in improper, illegal or suspicious activities or other misconduct in violation of our ethical policies, regulatory rules or regulations concerning anti-corruption, bribery and other ethical issues, we could suffer serious harm to our reputation, financial condition, relationships with our business partners and our ability to attract new users and customers. We could even be subject to regulatory sanctions and significant legal liability.

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

Historically, China has not protected intellectual property rights to the same extent as the United States, and infringement of intellectual property rights continues to pose a serious risk in doing business in China. Monitoring and preventing unauthorized use is difficult. The measures we take to protect our intellectual property rights may not be adequate. Further, the application of laws governing intellectual property rights in China is uncertain and evolving, and could involve substantial risks to us. As the right to use internet domain names’ is not rigorously regulated in China, other companies may have incorporated in their domain names elements similar in writing or pronunciation to our trademarks and domain names. Furthermore, third parties may submit intellectual property infringement claims against us to the app stores where our mobile applications are available. In such cases, our mobile applications may be taken down by the relevant app stores until such claims have been resolved, which could significantly restrict our users from downloading or updating our mobile applications, which may materially and adversely affect our business and results of operations.

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

As part of our business strategy, we regularly evaluate investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies, and we expect that periodically we will continue to make such investments and acquisitions in the future. For example, in January 2015, we entered into agreements to form strategic partnership with JD.com, Inc., or JD.com, China’s leading technology driven e-commerce company and retail infrastructure service provider listed on the Nasdaq Global Select Market, and Tencent Holdings Limited, or Tencent, a leading provider of Internet value added services in China whose shares are listed and traded on the Main Board of the Stock Exchange of Hong Kong. In February 2015, JD.com and Tencent made investments in us with a combination of US$550 million in cash and certain resources, and investments totaling US$250 million in cash in Yixin. In June 2016, each of Tencent, JD.com, and Baidu, Inc., or Baidu, invested US$50 million in us and PAG subscribed for our convertible notes in an aggregate principal amount of up to US$150 million. Between August 2016 and May 2017, Tencent, JD.com, Baidu, together with certain other investors, invested in an aggregate amount of US$464 million in cash, in Yixin. On June 13, 2018, Yixin invested in Yusheng Holdings Limited, or Yusheng, by subscribing Yusheng’s interest-free convertible notes in the principal amount of US$260 million for a consideration of provision of certain agreed cooperation to Yusheng and a cash consideration of US$21 million, and Yusheng agreed to purchase from Yixin certain fixed and intangible assets relating to the used automobile transaction business of Yusheng for an aggregate purchase price of US$21 million. In November 2019, Yixin subscribed additional convertible notes issued by Yusheng with a cash consideration of US$43 million. In recent years, we continued to make certain investments in some private companies, a majority of which are in auto and auto-related industries.

Acquisitions, alliances and investments may not generate the financial results we expect and involve numerous risks, including:

•	Economic slowdown resulting from various reasons, including, among others, political or social conditions, global financial market disruptions and health epidemic such as the COVID-19;

•	the potential failure to achieve the expected benefits of the combination or acquisition;

•	difficulties in, and the cost of, integrating operations, technologies, services and personnel;

•	potential write-offs of acquired assets or investments; and

•	downward effect on our operating results.

In addition, if we finance acquisitions by issuing equity or convertible debt securities, our existing shareholders may be diluted, which could affect the market price of our ADSs. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

Furthermore, we may fail to identify or secure suitable acquisition and business partnership opportunities or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations. Moreover, we may not be able to continue to maintain our control over our existing subsidiaries. For example, we currently control Yixin, our controlled subsidiary, through a voting agreement with Tencent dated November 15, 2019. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with JD.com, Tencent and Baidu—Voting Proxy Agreement.” Prior to the termination of the voting proxy agreement, we cannot guarantee that we would be able to renew the arrangements with Tencent and continue to obtain our control over Yixin. If such circumstances occur, our business, financial condition and results of operations would be materially affected.

Government policies on automobile purchases and ownership may materially affect our results of operations.

Government policies on automobile purchases and ownership may have a material effect on our business due to their influence on consumer behaviors. Since 2009, the PRC government has repeatedly changed the purchase tax on passenger automobiles with 1.6 liter or smaller engines. For example, purchase tax for passenger automobiles with 1.6 liter or smaller engines was raised back to 10% from previous 7.5% in January 2018. The Standing Committee of the National People’s Congress published the Vehicle Purchase Tax Law on December 29, 2018, which took effect on July 1, 2019. Pursuant to the Vehicle Purchase Tax Law, except for certain exemptions, purchase tax for passenger automobiles should be 10%. In addition, in August 2014, several PRC government authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles that are within certain designated catalogues will be exempted from the purchase tax. This exemption period was later extended further to December 2020 according to an announcement jointly issued by several PRC government authorities in December 2017. In April 2015, several PRC government authorities also jointly announced that from 2016 to 2020, purchasers of new energy automobiles that are within certain designated catalogues will enjoy subsidies. In December 2016 and February 2018, relevant PRC government authorities further adjusted the subsidy policy for new energy automobiles in succession. In July 2018, several PRC government authorities jointly announced that passenger automobiles with 1.6 liter or smaller engines enjoy half reduction of the vehicle and vessel tax and new energy automobiles meeting certain criteria will be exempted from the vehicle and vessel tax. The executive meeting of the State Council held on March 31, 2020 announced certain new policies to promote automobile consumption, including but not limited to, extension of the preferential period of the exemption from the purchase tax and subsidy policy for new energy automobiles for another two years after the end of 2020. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile sales in China. It is possible that automobile sales may decline significantly upon expiration of the existing tax preference and government subsidies if consumers have become used to such incentives and delay purchase decisions in the absence of new incentives. If automobile sales indeed decline, our revenues may fluctuate and our results of operations may be materially and adversely affected.

Some local government authorities also issued regulations and relevant implementation rules in order to control traffic and reduce the number of automobiles. For example, local Beijing government authorities adopted interim regulations and relevant implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. The interim regulations and the implementing rules were amended in January 2018. Local Beijing government authorities also issued regulations to limit the total number of vehicles in Beijing to no more than six million by the end of 2017 and no more than 6.3 million by the end of 2020. Local Guangzhou government authorities also announced similar regulations, which came into effect in July 2013 and was amended in June 2018. There are similar policies that restrict the issuance of new passenger car license plates in other cities, such as Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In February 2020, a number of PRC government authorities jointly issued an implementation opinion to stimulate consumption for larger domestic market, which, among other things, encourages cities with policies limiting number of new passenger car license plates to increase the number appropriately. Some local governments have issued new policies in this respect. For example, in March 2020, several government authorities in Zhejiang province jointly issued an opinion to encourage Hangzhou to continue to increase the number of new passenger car license plates. In particular, the number of new passenger car license plates in 2020 will be increased by 20 thousands as compared to 2019. However, it is unclear how these local government will implement these new policies as well as when and how other local governments will adjust their current policies. Such regulatory developments, as well as other uncertainties, may adversely affect the growth prospects of China’s automotive industry, which in turn may have a material adverse impact on our business due to our reliance on the performance of automakers and automobile dealers.

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

Regulation and censorship of information disseminated over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites, mobile apps or smart mini programs.

China has enacted laws and regulations governing internet access and the distribution of information through the internet. The PRC government prohibits information that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory, from being distributed through the internet. PRC laws also prohibit the use of the internet in ways which, among other things, result in a leakage of state secrets or the distribution of socially destabilizing content. Failure to comply with these laws and regulations may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites, mobile apps or smart mini programs, and reputational harm. A website operator may also be held liable for censored information displayed on or linked to its website, mobile apps or smart mini programs. In particular, the Cyberspace Administration of China, or the CAC, has issued rules from time to time to enhance the website operator’s obligations to monitor the information displayed on the information platform and prevent dissemination of illegal contents. We may be subject to potential liability for certain unlawful actions of our customers and subscribers or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may reduce our customer base or the purchases of our services. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our business or offering other services in China.

Our expansion into the financial sector may subject us to regulatory and reputational risks, each of which may have a material adverse effect on our business, results of operations and financial condition.

We provide self-operated financing services and loan facilitation services. PRC laws and regulations concerning the finance industry, particularly those governing credit lending, are evolving, developing and subject to changes. Although we have taken careful measures to comply with the laws and regulations that are applicable to the financial related services that we offer, the PRC government authority may promulgate new laws and regulations regulating the finance industry in the future. If the operation of our financing related services were deemed to violate any PRC laws or regulations, our business, financial condition and results of operations would be materially and adversely affected. We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations. For example, Dalian Rongxin, a subsidiary of ours in China that provides financing guarantee services, is currently in the process of applying for an approval from its competent PRC government authority in connection with an increase of its registered capital. We are not certain when and whether Dalian Rongxin will be able to obtain such approval and a renewed financing guarantee business operating license reflecting such capital increase. If we fail to obtain such approval or complete the relevant governmental procedures for the capital increase, the business volume of Dalian Rongxin will be limited. Moreover, developments in the finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict consumer financing or related services like those we offer, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, negative publicity about us or our financing partners, such as negative publicity about delinquent account collection practices and any failure by us or those partners to adequately protect the information of borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. Furthermore, any negative development in the industry, such as bankruptcies or failures of companies providing similar services, or negative perception of the industry as a whole, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our business and results of operations.

We may be deemed to operate financing guarantee business by the PRC regulatory authorities.

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Rules which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing, and “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval in the form of an operating license by the relevant government authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense. On October 9, 2019, several PRC government authorities jointly issued the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, or the Supplementary Provisions on Financing Guarantee Rules, which further emphasize that auto dealers, auto sales service providers and other institutions that provide services such as customer referrals and credit evaluations for lending institutions shall not engage in guarantee business without an operating license for financing guarantee institutions, and shall properly settle the existing financing guarantee business provided by them. As of the date of this annual report, there had not been specific implementation guidance on the Supplementary Provisions on Financing Guarantee Rules, or guidance on how the stock financing guarantee business shall be settled. Uncertainties exist as to how the Supplementary Provisions on Financing Guarantee Rules will be implemented and affect our business.

In connection with the loan facilitation services we provide, we are obligated to purchase the relevant loans upon certain specified events of default by customers. After the promulgation of Supplementary Provisions on Financing Guarantee Rules, Yixin has ceased to enter into new cooperation agreements under which Yixin may be required to provide risk assurance for the loans it facilitated thereunder. Yixin has acquired Guangzhou Shengda Financing Guarantee Co., Ltd. a licensed financing guarantee company, and plans to set up, acquire and/or cooperate with other financing guarantee companies with operating licenses to meet potentially increasing demand of guarantee services by its loan facilitation business. In the meantime, Yixin is actively seeking to cooperate with third-party insurance companies or re-guarantee companies to let them provide insurance or re-guarantee in connection with our loan facilitation services. Yixin has not provided any guarantee independently as its principal business. However, Yixin may continue to fulfill its obligation to purchase default loans under its existing cooperation contracts with loan facilitation partners as required. Due to the lack of further interpretations, it is uncertain whether Yixin’s existing arrangements with certain financial institutions would be terminated by the government authority and be subject to penalties. If the relevant regulatory authorities determine that Yixin is operating financing guarantee business, Yixin may be subject to penalties, including fines, confiscation of illegal gains and suspension of illegal business, which will negatively affect our business and results of operations. If Yixin could no longer provide risk assurance under the regulatory regime, we will further leverage Dalian Rongxin or other financing guarantee companies Yixin sets up, acquires or cooperates with to provide guarantee for the loans facilitated by us through Yixin. However, as uncertainties remain with regard to when and whether Dalian Rongxin will be able to renew its license as well as Yixin’s plan to set up, acquire and/or cooperate with other financing guarantee companies, we cannot guarantee that the loan facilitation services we provide through Yixin will not be interrupted during the transition period, the occurrence of which will materially and adversely affect our reputation, business, financial condition, results of operations and prospects.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

Any actual or perceived threat of a severe economic downturn in China could have a material and adverse impact on our business and results of operations. In particular, COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of automobiles, which to some extent are considered as luxury items by many people in China, and our customers may also defer, reduce or cancel purchasing our services. To the extent any fluctuations in the Chinese economy significantly affect automakers’ and automobile dealers’ demand for our services or change their spending habits, our results of operations may be materially and adversely affected.

In addition, an economic downturn may reduce the number of automakers and automobile dealers in China and decrease the demand for our services. We depend on automakers and automobile dealers for business, and negative economic trends could lead to consolidations among automakers and automobile dealers, and in effect shrink our customer base. Production lines might be contracted or shut down. A reduction in the number of automakers and automobile dealers would reduce the number of opportunities we have to sell our products and services. To the extent that the automakers and automobile dealers have used our products or services, consolidations may result in purchase cancellation of those product or service offerings. Any decrease in demand for our products and services could materially and adversely affect our ability to generate revenues, which in turn could adversely affect our financial condition and results of operations. In addition, with respect to our financing and loan facilitation services provided through Yixin, a significant general economic downturn may increase our or our financing partners’ credit risk exposure if the financial positions of the car buyers are severely and adversely affected. Although most of the financial leases via our platform are secured by the automobiles, foreclosures may be costly and time consuming and if those automobiles lose values dramatically, we may not be able to recover the full loan amount by foreclosures.

Any catastrophe, including outbreaks of health pandemics and other extraordinary events, could severely disrupt our business operations.

In addition to the impact of COVID-19, our operations are vulnerable to interruption and damage from natural and other types of catastrophes, including earthquakes, fire, floods, hail, windstorms, severe winter weather (including snow, freezing water, ice storms and blizzards), environmental accidents, power loss, communications failures, explosions, man-made events such as terrorist attacks, and similar events. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes. In addition, changing climate conditions, primarily rising global temperatures, may be increasing, or may in the future increase, the frequency and severity of natural catastrophes. If any such catastrophe or extraordinary event were to occur in the future, our ability to operate our business could be seriously impaired. Such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Although we are headquartered in Beijing, as of December 31, 2019, our sales and service representatives network covered approximately 200 cities throughout China, exposing us to potential catastrophes of all types in a broad geographic area in China. Because our property insurance only covers property damages caused by a limited number of numerated natural disasters and accidents and significant time could be required to resume our operations, our financial condition and results of operations could be materially and adversely affected in the event of any major catastrophic event.

In addition, our business could be materially and adversely affected by the outbreak of epidemics, such as influenza A (H1N1), avian influenza, severe acute respiratory syndrome, SARS, H7N9 or other pandemics. It is unclear how the virus will spread, which makes it difficult to predict its potential impact. Any occurrence of these pandemic diseases or other adverse public health developments in China could severely disrupt our staffing and otherwise reduce the activity levels of our work force, causing a material and adverse effect on our business operations.

Proceedings instituted by the U.S. Securities and Exchange Commission, or the SEC, against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB, sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against five Chinese-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain China-based companies that are publicly traded in the U.S. Rule 102(e)(1)(iii) grants the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. Four of these China-based accounting firms appealed to the SEC against this decision and, on February 6, 2015, each of the four China-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The firms’ ability to continue to serve all their respective customers is not affected by the settlement. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. The settlement did not require the firms to admit to any violation of law and preserves the firms’ legal defenses in the event the administrative proceeding is restarted. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ordinary shares may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the SEC as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

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

PRC law currently limits foreign ownership of companies that provide internet content services in China up to 50%. Foreign and wholly foreign-owned enterprises are currently restricted from providing other internet information services, such as internet advertising, financing, culture, publishing and audio-video program services. Our wholly foreign-owned PRC subsidiaries are currently not eligible to apply for the required licenses for providing internet content services in China.

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

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with variable interest entities. We have been advised by our PRC counsel that each of such contractual agreements for operating our business in China (including our corporate structure and contractual arrangements with the variable interest entities), except as otherwise disclosed in this report, does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in value-added telecommunications business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the variable interest entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the State Administration for Market Regulation, or the SAMR, and the Ministry of Commerce, which regulates foreign investment , the Ministry of Industry and Information Technology, which regulates internet information services companies, the Ministry of Culture and Tourism, which regulates internet culture services companies, the National Radio and Television Administration, which regulates internet audio and video program services companies, the National News and Publication Bureau, which regulates internet publishing companies, and the CSRC, which regulates listed companies, would have broad discretion in dealing with such violations, including:

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

We rely on and expect to continue to rely on contractual arrangements with our variable interest entities in China and their respective shareholders to operate our internet content and advertising services business. Our variable interest entities contributed 50.5%, 38.9% and 35.7% of our total revenues in 2017, 2018 and 2019, respectively. Our wholly foreign-owned subsidiaries such as Beijing Bitauto Internet Information Company Limited, or BBII, and Tianjin Kars Information Technology Company Limited, or Tianjin Kars, follow the commonly used methodology, which is to charge service fees based on each variable interest entity’s revenues reduced by its cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws.

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

Pursuant to the share pledge agreements, the shareholders of variable interest entities agreed to pledge all of their equity interests in variable interest entities to the relevant PRC subsidiaries to secure variable interest entities’ performance of their obligations under the relevant contractual arrangements. The share pledge as contemplated under the share pledge agreements by and among our PRC subsidiaries, variable interest entities and each of their respective shareholders have been registered with the relevant local branch of the SAMR

The share pledge agreements provide that the pledged equity interest shall constitute security for all of the payment obligations of the variable interest entities under the exclusive business cooperation agreement. However, it is possible that a PRC court or an arbitration commission may take the position that the amount indicated on the equity pledge registration forms filed with the local branch of the SAMR represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our subsidiaries in China, for our cash requirements, including the funds necessary to service any debt we may incur. If our subsidiaries incur debt in the future, the instruments governing the debt may restrict their abilities to pay dividends or make other distributions to us. In addition, the PRC tax authorities may adjust our taxable income under the contractual arrangements our subsidiaries currently have in place with the variable interest entities in a manner that would materially and adversely affect the ability of our subsidiaries to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, each of our subsidiaries in China is also required to set aside 10% of after-tax income to fund a statutory reserve fund each year prior to payment of dividends until the cumulative fund reaches 50% of such subsidiary’s registered capital. Therefore, our subsidiaries’ ability is limited in terms of transferring a portion of their net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect and replace the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid on the basis the investment is in prohibited or restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. In any of these cases, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations and will be held invalid by the courts. The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.”

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

Risks Related to Doing Business in China

A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010, and China's GDP has experienced its first contraction in decades in the first quarter of 2020 as a result of the COVID-19. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

We may be required to obtain an internet news releasing service license and be subject to fines and/or suspension of business operations if any of the internet news posted on our websites is deemed to be political in nature, relate to macro-economics, or otherwise would require an internet news releasing service license.

In May 2017, the CAC issued the Provisions for the Administration of Internet News Information Services, or Internet News Provision, and its implementing rules, which became effective on June 1, 2017. Internet news information services refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Under the Internet News Provision and its implementing rules, if an entity intends to provide internet news information services, it is required to obtain an internet news information service license, and no internet news service providers may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news service providers and foreign-invested enterprises is allowed prior to the security evaluation by the CAC,. The CAC, shall be in charge of the supervision and administration of the internet news information services throughout China. The counterparts of the CAC, at the province level shall take charge of the supervision and administration of the internet news information services within their own jurisdiction.

As an internet content provider, we release information related to the automotive industry to internet users. In the event that such activities are deemed to be internet news information services, we will be required to obtain an internet news information service license. However, we have consulted the relevant government authorities and have been informed that according to their understanding, we would not be required to obtain the internet news information license because we only post industry-related information, such as introduction or evaluation of automobile products. However, if any of the internet information posted on our websites is deemed by the government require such license, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news information regulations, the PRC regulatory authorities may suspend relevant activities and impose a fine exceeding RMB10,000 but not more than RMB30,000.

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

We have requested PRC resident shareholders who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected. See “Item 4. Information on the Company—B. Business Overview —Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.”

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Among other things, the M&A Rules and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the approval of the Ministry of Commerce must be obtained under circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future. Moreover, the Anti-Monopoly Law requires that the SAMR shall be notified in advance of any concentration of undertakings, occurring inside or outside China, if certain thresholds are triggered. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or the SAMR, may delay or inhibit our ability to complete such transactions.

PRC regulations on loans and direct investments by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC entities.

As an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries and variable interest entities, or we may make additional capital contributions to our PRC subsidiaries. Such loans to our subsidiaries or variable interest entities in China and capital contributions are subject to PRC regulations and approvals. For example, loans by us to our subsidiaries or variable interest entities in China cannot exceed a statutory upper limit and must be filed with SAFE, or its local branch through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from the foreign loan. In addition, such loans with a term of more than one year are also subject to filings with the National Development and Reform Commission and/or its local branches. If we finance our PRC subsidiaries by means of capital contributions, such PRC subsidiaries are required to apply for registrations with SAMR or its local branches, submit a report of change to the Ministry of Commerce or its local counterpart through the online enterprise registration system, and complete the exchange registration with qualified banks. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which took effect and from June 1, 2015. Although Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for provision of inter-company Renminbi loans to non-associated enterprises. On October 23, 2019, the SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our variable interest entities require financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

The PRC Enterprise Income Tax Law, or the EIT Law, classifies enterprises as resident enterprises and non-resident enterprises. The EIT Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the EIT Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China issued on August 21, 2006, or the Double Tax Avoidance Arrangement, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, or the Notice No. 81, by the State Administration of Taxation, or the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided certain other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority. We are a Cayman Islands holding company and we have subsidiaries in Hong Kong which in turn hold controlling equity interest of our PRC subsidiaries. Substantially all of our income may be derived from dividends we receive from BBII and our other PRC subsidiaries. If we and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiaries by BBII and our other PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If our Hong Kong subsidiaries are determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the dividends paid to our Hong Kong subsidiaries by BBII and our other PRC subsidiaries will be subject to the standard income tax rate of 10%, which would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

Under the EIT Law, we may be classified as a “resident enterprise” of China; such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and materially and adversely affect our results of operations and financial condition.

Under the EIT Law, an enterprise established outside of China with “de facto management body” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management body” as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. On April 22, 2009, or the SAT, issued a circular, or SAT Circular 82, and as amended on December 29, 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. In addition, a bulletin issued by the SAT issued on July 27, 2011, which became effective September 1, 2011 and as amended on June 15, 2018, provided more guidance on the implementation of Circular 82. This bulletin clarifies matters including resident status determination, post-determination administration and competent tax authorities. Although the SAT Circular 82 and the bulletin only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.

Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion. If the PRC tax authorities determine that our Cayman Islands company is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; in our case, this would mean that income sourced from outside the PRC would be subject to PRC enterprise income tax at a rate of 25%. Second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. It is unclear whether the dividends we receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Third, dividends payable by us to our non-PRC resident enterprise investors and gains on the sale of shares by such non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individual investors may be subject to PRC individual income tax at a rate of 20%. It is unclear whether, if we were considered a PRC resident enterprise, our non-resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

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

A number of our subsidiaries, variable interest entities and their subsidiaries registered in PRC enjoy a preferential tax treatment due to their qualifications as High and New Technology Enterprise or Software Enterprise. Under the EIT Law, an entity qualified as a High and New Technology Enterprise would enjoy a preferential income tax rate of 15%, and an entity qualified as a Software Enterprise would enjoy a two-year exemption from enterprise income tax followed by a three-year half reduction of enterprise income tax from the first fiscal year when it becomes profitable. Both of the qualifications are subject to review and renewal. Specifically, the qualification of High and New Technology Enterprise is to be renewed every three years and the qualification of Software Enterprise is to be reviewed annually. As of December 31,2019, we had nine entities qualified as High and New Technology Enterprise or Software Enterprise.

BBII was recognized as a High and New Technology Enterprise in 2008, and successfully renewed the qualification every three years with the latest renewal completed in 2017. We are currently in the process of renewing the High and New Technology Enterprise qualification for BBII.

Beijing Bit EP Information Technology Company Limited, or Bit EP, was recognized as a High and New Technology Enterprise in 2016, and successfully renewed the qualification in 2019.

Target Net (Beijing) Technology Company Limited, or Target Net, was recognized as a High and New Technology Enterprise in 2013, and successfully renewed the qualification every three years with the latest renewal completed in 2019.

Beijing BitOne Technology Company Limited, or Beijing BitOne, and Beijing Chehui Technology Company Limited, or Beijing Chehui, were each recognized as a High and New Technology Enterprise in 2018 and 2019, respectively.

Bitauto (Xi’an) Information Technology Company Limited, or Bitauto Xi’an, Shanghai Lanshu Information Technology Company Limited, or Shanghai Lanshu, Beijing Yixin, and Tianjin Bida Information Technology Company Limited, or Tianjin Bida, were recognized as Software Enterprise in 2014, 2017, 2018 and 2018, respectively.

In accordance with relevant PRC laws and regulations, Xinjiang Yin’an Information Technology Company Limited, or Xinjiang Yin’an, has been exempted from EIT for four years since 2017, and Xinjiang Wanxing Information Technology Company Limited, or Xinjiang Wanxing, has been exempted from EIT for three years since 2018.

If any of the aforementioned entities fails to maintain its qualification, the applicable EIT rate may increase to up to 25%, which could have a material adverse effect on our results of operations.

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

Public Notice 7 extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purpose and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the indirect transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698 and was further amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax Pursuant to Public Notice 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

The trading prices of our ADSs have been, and are likely to continue to be, volatile and could fluctuate widely due to factors beyond our control. The trading prices of our ADSs ranged from US$9.72 to US$20.80 in 2019. This was partly because of broad market and industry factors, such as the performance and fluctuation in the market prices or the underperformance or declining financial results of other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The recent ongoing administrative proceedings brought by SEC against five accounting firms in China, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies, occurs at a time when accounting scandals have eroded investor appetite for China-based companies. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other PRC companies may also negatively affect the attitudes of investors towards PRC companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the market price of our ADSs. Moreover, since our controlled subsidiary, Yixin is listed on the Hong Kong Stock exchange, the volatility of the stock prices on the Hong Kong Stock exchange may further increase the volatility of our ADSs. Furthermore, the market price for our ADSs is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions in the automobile or advertising industries in China;

•	changes in the economic performance or market valuations of other companies that provide internet content and marketing services to automakers and automobile dealers or auto finance services to car buyers;

•	general perception of the performance of China concept public companies;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar or other currencies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of senior management;

•	release or expiration of transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	adoption of any new accounting policy;

•	pending or potential litigation or administrative investigations; and

•	the proposed acquisition of all of our outstanding shares not already beneficially owned by Morespark Limited, a direct wholly owned subsidiary of Tencent Holdings Limited, and Hammer Capital, or together as the Buyer Group, in a proposed going private transaction.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for ordinary operation, for at least 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

There can be no assurance that any definitive offer will be made with respect to the going private transaction proposed by Tencent Holdings Limited’s subsidiary and Hammer Capital, that any agreement will be executed or that this or any other transaction will be approved or consummated. Potential uncertainty involving the proposed going private transaction may adversely affect our business and the market price of our ADSs.

On September 12, 2019, our board of directors received a preliminary non-binding proposal letter from Morespark Limited and Hammer Capital, or together as the Buyer Group, proposing to acquire all of our outstanding ordinary shares that are not already owned by the Buyer Group or their affiliates for US$16.0 in cash per ADS in a going private transaction. On September 12, 2019, the Buyer Group entered into a support agreement, or the Support Agreement, with Mr. Bin Li, JD.com Global Investment Limited and Cox Automotive Global Investments, Inc., or together as the Supporting Shareholders, who collectively beneficially owned more than 48.5% of the total issued and outstanding shares of our company at the time of the execution of the Support Agreement. Pursuant to the Support Agreement, the Supporting Shareholders agreed to vote all the shares and ADSs beneficially owned by them in favor of the going private transaction.

Our board of directors has formed a special committee consisting of three independent directors, Mr. Erhai Liu, Ms. Annabelle Yu Long and Mr. Jun Hou, to consider the going private transaction. The special committee then retained Skadden, Arps, Slate, Meagher & Flom LLP as its U.S. legal counsel, and Duff & Phelps, LLC and Duff & Phelps Securities, LLC as its independent financial advisors. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

As of March 31, 2020, the Buyer Group beneficially owned approximately 7.7% of all our issued and outstanding shares, representing approximately 7.7% of the aggregate voting power, and the Supporting Shareholders beneficially owned approximately 47.9% of all issued and outstanding shares, representing approximately 47.9% of the aggregate voting power. The proposed going private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the Buyer Group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

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

Our board of directors has significant discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

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

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, determine that it is unlawful or impractical to make a distribution available to any holders of ADSs.For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property to you.

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

We have elected to follow home country practice with respect to the above. Other than these practices, there have been no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the requirements of NYSE rules.

Our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2019, which could result in adverse United States federal income tax consequences to U.S. investors in the ADSs or ordinary shares.

For U.S. federal income tax purposes, non-United States corporation, such as our company, will be treated as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we treat our PRC variable interest entities as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their financial results in our consolidated financial statements.

Assuming we are the owner of our PRC variable interest entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ending December 31, 2019. In addition, we will very likely be classified as a PFIC for our current taxable year ending December 31, 2020, and for future taxable years.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2019. Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.” However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

Our holding company, Bitauto Holdings Limited, was incorporated in the Cayman Islands on October 21, 2005. We conduct most of our business through our operating subsidiaries and variable interest entities in China. See “—C. Organizational Structure” for information of our significant subsidiaries and variable interest entities that conduct our business operations in China.

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

In February 2015, JD.com invested a combination of US$400 million in cash and certain resources, including exclusive access to the new and used car channels on JD.com’s e-commerce sites and mobile apps together with additional support from its key platforms, as consideration for our newly issued ordinary shares. Such cooperation between JD.com and us terminated on April 9, 2020. Tencent invested US$150 million in exchange for our newly issued ordinary shares. In addition, JD.com and Tencent invested US$100 million and US$150 million, respectively, in newly issued series A preferred shares of Yixin. At the closing of the transactions, we held approximately 50.1% of Yixin on a fully diluted basis and investors including JD.com and Tencent held 46.1% on a fully diluted basis.

In June 2016, each of Tencent, JD.com and Baidu invested US$50 million in us in exchange for our newly issued ordinary shares. In August 2016, we issued convertible notes to PA Grand Opportunity Limited and its affiliates, or PAG, in an aggregate principal amount of up to US$150 million (the "PAG Notes"). The PAG Notes were due in five years from the date of issuance and have an interest rate of 2.00% per annum. The initial conversion price was US$23.67 per ADS. After the closing of both transactions, Tencent, Baidu, JD.com and PAG held 7.1%, 3.2%, 23.5% and 8.2%, respectively, of our outstanding shares on a fully diluted basis taking into effect the new issuance and the conversion of the convertible notes at the initial conversion price.

In 2017 and 2019, part of the PAG Notes were converted to 1,035,064 ordinary shares of our Company. In May 2019, we agreed to repurchase the outstanding US$125,500,000 aggregate principal amount of the PAG Notes prior to the scheduled maturity date of the notes. The total purchase price of US$126,755,000 (corresponding to the principal of, and the interest on, the notes) was paid and settled on May 22, 2019. The PAG Notes were then cancelled and no longer outstanding. As of December 31, 2019, PAG did not own any ordinary shares of our Company.

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

On November 16, 2017, Yixin completed initial public offering and listed on the Hong Kong Stock Exchange. Yixin initially offered 878,680,000 of its shares, which represent approximately 14% of Yixin’s shares in issue. We have control over Yixin and consolidate the financial results of Yixin pursuant to a voting proxy agreement we entered into with Tencent on November 15, 2019. Prior to that, we controlled Yixin after its initial public offering through a voting proxy agreement we entered into with Tencent and JD.com on October 31, 2017.

On June 13, 2018, Yixin invested in Yusheng Holdings Limited, or Yusheng, by subscribing Yusheng’s interest-free convertible notes in the principal amount of US$260 million for a consideration of provision of certain agreed cooperation to Yusheng and a cash consideration of US$21 million, and Yusheng agreed to purchase from Yixin certain fixed and intangible assets relating to the used automobile transaction business of Yusheng for an aggregate purchase price of US$21 million. In November 2019, Yixin subscribed another convertible note issued by Yusheng with a cash consideration of US$43 million.

On September 12, 2019, our board of directors received a preliminary non-binding proposal letter from Morespark Limited, a direct wholly owned subsidiary of Tencent Holdings Limited, and Hammer Capital, or together as the Buyer Group, proposing to acquire all of our outstanding ordinary shares that are not already owned by the Buyer Group or their affiliates for US$16.0 in cash per ADS in a going private transaction. Our board of directors has formed a special committee consisting of three independent directors, Mr. Erhai Liu, Ms. Annabelle Yu Long and Mr. Jun Hou, to consider the going private transaction.

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

Our principal executive offices are located at New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, 100044, the People’s Republic of China. Our telephone number at this address is (86-10) 6849-2345. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 — 1205 Cayman Islands.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” for details regarding our capital expenditure.

B.           Business Overview

Overview

We are a leading provider of internet content & marketing services and transaction services for China’s automotive industry.

We manage our businesses in three segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. We have developed a large and active online automobile platform by providing through our website, bitauto.com, and mobile apps a comprehensive suite of information, including up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Our advertising business provides a variety of advertising services to automakers through our websites as well as corresponding mobile apps. We also provide transaction-focused online advertisements and promotional activities services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies. We offer subscription services via the SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Our transaction services business is primarily conducted by Yixin, our controlled subsidiary, a leading automobile finance platform in China, which provides transaction platform services as well as self-operated financing services. Our digital marketing solutions business provides customers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation.

Our advertising service customers base covers a majority of automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures. In 2019, 77 automakers in China placed advertisements on our bitauto.com website and corresponding mobile apps. In addition, we have a diverse base of automaker customers, to whom we provide digital marketing solutions services. We also have established a nationwide customer base of automobile dealers in China, with a stable large number of paying subscribers for new cars of over 22,800 in 2019. Our customer base with the combination of automakers, automobile dealers, auto finance partners, individual customers, and other aftermarket service providers allows us to cross sell our services, which increases customer loyalty. We believe our customers value our ability to offer a wide range of high-value services and efficient solutions to assist them in reaching a broad group of automobile consumers and influencing their purchase decisions.

Our revenues were RMB8.75 billion (or RMB8.08 billion, if the VAT was presented on a net basis), RMB10.58 billion and RMB10.75 billion (US$1.54 billion) in 2017, 2018 and 2019, respectively.

Our Services

Our Advertising and Subscription Business

We provide advertising services to automakers and subscription services to automobile dealers through our bitauto.com website and its corresponding mobile apps. We display advertisements on our bitauto.com website and its corresponding mobile apps, and allow extensive possibilities of user interactions through rich media advertisements. Because visitors to our websites and applications usually seek specific information relating to automobiles and therefore are more likely to be interested in making automobile purchases, our websites and applications have become an ideal destination for brand advertisements and promotional activities of automakers and automobile dealers. We are able to achieve cost-effective and targeted advertising results for our customers through our proprietary technologies and placement algorithms that target specific consumer segments. For example, we can display advertisements to consumers located in specific geographic areas based on internet protocol addresses. By leveraging artificial intelligences and big data technologies, we also provide intelligent content recommendation and display advertisements for particular automobile models or their competing models to consumers based on their historical browse of the web pages. These further enhance our ability to provide data-driven marketing tools to our automaker and automobile dealer customers.

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

The standard service modules for new automobile dealer subscribers include the following:

•	Dealer Listing Service is provided to our subscribers to help them reach a broad base of purchase-minded consumers. We publish our subscribers’ new automobile pricing and promotional information on, and link their online showrooms developed using our Autosite services to, our bitauto.com website and corresponding mobile apps. We automatically feed such information to our partners from our proprietary new automobile database, which is regularly updated and maintained by our automobile dealer customers. We may pay a fixed fee to our major partners for their advertising space.

•	Autosite enables our subscribers to quickly set up their own online showrooms by choosing their preferred website templates that we have pre-designed and uploading their own content, such as pricing, promotional and contact information as well as inventory information. The online showrooms developed using our service also has interactive features that allow consumers to make online reservations for test drives.

•	Virtual Call Center provides a toll-free number to each automobile dealer for consumer inquiries. Each toll-free number has a virtual voicemail in the SaaS platform. Over 20 million call minutes were logged in 2019.

•	Auto Mini Store is an efficient marketing tool, which, with the support of the smart technology, directly connects the sales persons or consultants at automobile dealer stores with potential car buyers.

•	AI-enabled after-sales and other services enable subscribers to more effectively address consumers' needs and provide one-stop services. We help dealers digitalize their membership systems, and quickly post after-sales maintenance service packages across different platforms, enabling car owners to order and purchase services online and redeem services in-store. We also help 4S dealers improve their car insurance renewal business, with customer profile management, policy status auto-tracking and renewal reminders, search on insurance renewal status, as well as a smart camera recognition system to alert dealers of customer arrivals.

Our Transaction Services Business

Our transaction services business is primarily conducted by Yixin, our controlled subsidiary, a leading automobile finance platform in China, which provides transaction platform services as well as self-operated financing services.

•	Transaction platform business. For transaction platform business, we primarily facilitate loans offered by our loan facilitation financing partners to consumers.

•	Self-operated financing business. For self-operated financing business, we primarily provide consumers with auto finance solutions through financing leases.

Our Digital Marketing Solutions Business

Our digital marketing solutions business, operated through CIG, provides one-stop solutions to meet the digital advertising needs of automakers and other customers in China. We distinguish ourselves from many of the general advertising agencies with our in-depth knowledge of China’s automotive industry and our ability to offer the following integrated advertising solutions to customers.

•	Online advertising. We cover all aspects of online advertising. Our in-house creative team work closely with customers to make strategic plans and produce digital advertisements. We procure media space and display periods from portals and automotive vertical websites, including bitauto.com. We place advertisements on behalf of our customers on these portals and auto vertical websites to achieve cost-effective advertising results. We monitor performance indicators such as the number of hits and clicks on online advertisements that we have placed using automatic monitoring tools. We analyze this data to optimize advertisement placing strategies for our customers.

•	Website creation and maintenance. We provide website creation and maintenance services to our customers. Our in-house creation team uses interactive and multimedia technologies to develop official websites for our customers. A typical automaker customer may have many official websites developed for each of their automobile models, local automobile dealers or special promotional events.

•	Online public relations. We have extensive experience in handling our customers’ daily online media interactions, monitoring online media coverage and developing and implementing strategies in response to crisis.

•	Online marketing campaigns. We conduct cost-effective online marketing campaigns for our customers through performing in-depth market research of the target audience group, identifying the most effective online media, creating and publishing campaign materials on multiple online mediums to help our customers achieve their goals.

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

Our Database

Our database is the source of information for our websites and mobile applications, which includes the automobile pricing, promotional and automobile dealer business information. We believe our automotive content and database are one of the most comprehensive among China’s online automotive marketing companies. Our database not only covers major metropolitan areas but also a broad geographic area across China, which provides the foundation for the success of our services as well as for future expansions. Given the significant amount of time, resources and nationwide network of automobile dealer customers required to develop, maintain and regularly update such a comprehensive database, we believe our database represents a significant advantage over our competitors. Our database features (i) content designed for automobile consumers; (ii) automobile dealers’ business and contact information; (iii) automobile pricings and promotional information and (iv) financial products and solutions for the car buyers and our financing partners. As of December 31, 2019, our database contained:

•	Business and contact information of over 22,800 new automobile dealers;

•	Approximately 31 million listings of new automobile pricing and promotional information and 124 million automobile news pieces; and

•	Automobile model database featuring a wide collection of global car models.

We collect data from multiple sources. Detailed automobile dealer business information is collected and maintained by our sales and service representatives network located in approximately 200 cities across China, as of December 31, 2019, or by our automobile dealer customers directly. Automobile pricing and promotional information is maintained and regularly updated by automobile dealers through subscription on our bitauto.com website and its corresponding mobile apps, and generally reflects the automobile dealers’ latest price. Specifications and features of each automobile model are collected by an editing team from automakers and automobile dealers. Most automobile pictures are taken by our own editing team. Industry news available on our platform is either produced by our own editing team or licensed from third-party content providers.

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

Product Development

Our internet services are supported by a dedicated team of more than 1,200 experienced product development personnel, including industry experts with in-depth knowledge of automotive & information technologies and online marketing. Our focus on artificial intelligence (AI) and big data enables us to develop and improve our products and services to meet the evolving needs of customers and users.

•	AI marketing. Since 2019, we have significantly increased investment in AI-driven products in three key areas: user data systems, smart recommendations and smart content & advertising. Our database of user behavior allows us to deliver customized advertising to users based on their preferences, and enables us to understand where a potential car buyer is within the purchasing process in order to provide customized recommendations within a user’s preferred price range. Our AI marketing products help dealers improve their lead conversion rate and assist automakers to further optimize the effectiveness of their results-driven marketing campaigns.

•	Bitauto Index. In the first quarter of 2019, we launched Bitauto Index 3.0 which provides a one-stop-shop marketing solution for automobile brands. Based on user behaviors and preferences as well as characteristics and features of car models, we profile users and automotive brands through our automatic tagging system and recommend matches by using our AI algorithm and big data analytics. With this capability, Bitauto Index provides a complete set of customized marketing solutions for automotive brands to identify weaknesses in their previous marketing performance and recommend effective marketing products and resources to improve conversion rate at each stage of the car buyers’ journey.

•	Others. We also provide a series of AI-driven smart products, such as AI smart insurance, AI smart calling and AI smart after-sales assistant, enabling automobile dealers to improve their operational efficiency.

We spent approximately RMB565.7 million, RMB611.1 million and RMB609.9 million (US$87.6 million) on product development in 2017, 2018 and 2019, respectively. These expenditures represented 6.5%, 5.8% and 5.7% of our total revenues in 2017, 2018 and 2019, respectively.

Sales, Marketing and Customer Support

We employ experienced sales force in most cities across China to increase market penetration. We provide in-house education and training for our sales force to ensure they provide our current and prospective clients comprehensive information about our services and convey the advantages of using our bitauto.com website and its corresponding mobile apps as marketing channels. To help our customers explore the potential synergies between their sales and marketing initiatives, we coordinated their respective selling and branding activities, which in turn improve the efficiency of our internet marketing solutions and increase our customers’ satisfaction and their loyalty toward our services. Our sales and customer support team provide dedicated offline assistance to potential car buyers in terms of transaction services, primarily consisting of loan facilitation business and self-operated financing services, which helps to facilitate the completion of transactions. Meanwhile, through Yixin’s platform, we also establish partnership with automobile dealership stores to reach more customers. We have been deploying training and other quality control resources to ensure our automobile dealer cooperative network maintains a satisfactory level of consumer experience.

We believe brand recognition is important to attracting visitors to our websites and applications. Our brand names have gained recognition within China’s automotive industry and we have established a deep and extensive range of industry partnerships. We use a variety of marketing programs to reach our current and prospective customers and users, including the following:

•	In October 2019, we entered into an endorsement contract with Teng Shen, a well-known actor in China, and introduced our new brand slogan: “价格全知道, 买车不吃亏 (know the prices, don’t pay extra for your car).” This served as the official launch of our three-year strategic branding initiative to increase our brand exposure, enhance our brand recognition and improve our brand reputation. Our advertising campaigns cover TV, elevators, buses, Internet, radio, high-speed rail, airport, outdoor billboards and subway. We believe these efforts have achieved high-penetration among targeted users, lifting our brand’s awareness and recognition, effectively expanding our user base and dramatically improving our sales leads.

•	Since 2018 we have held annual “car music” festivals in Beijing and Chengdu, which have become iconic events in China’s automobile culture. The festivals integrate elements of popular music and automobile technology and culture, bringing users an immersive audiovisual experience. We believe these initiatives have greatly improved the popularity and recognition of our brand, especially among the younger generation.

•	We regularly participate in automobile exhibitions held in major metropolitan cities, such as Beijing, Shanghai, Guangzhou and Chengdu, and have been one of the most popular and most active participants among China’s automotive vertical websites at many exhibitions.

•	Since 2011, we have been hosting the Annual Celebration of Automobiles, which selecting and recognizing the most influential automakers and the most popular car models. It has become one of the most influential events of similar kind in China’s automotive industry. In addition, we have organized the Annual Forum of Automobile Dealers to strengthen our relationship with automobile dealer customers.

•	Starting from 2012, we organized and hosted the annual Night of Auto People event, which is one of the most prominent events in China’s automobile industry.

We also provide customer services and training to our automobile dealer customers in order to help them fully utilize the potential of our SaaS platform and foster customer loyalty.

Customers

Our customers consist primarily of automakers, automobile dealers, consumers, auto finance partners and insurance companies.

We have more automobile dealer customers than automaker customers because dealerships tend to be more geographically dispersed and smaller in size as compared to automakers. No single automobile dealer accounts for a material portion of our revenues, while revenues from automaker customers are generally more concentrated due to the relatively small number of automaker customers and the large amounts of their contracts with us. In 2017, 2018 and 2019, revenues from the top three automaker customers in each period accounted for approximately 7.4%, 6.1 % and 5.9%, respectively, of our total revenues.

The following summary illustrates the customers of our three business segments.

Advertising and subscription business customers. We have a broad base of advertising customers and subscribers. The combination of a large purchase-minded visitor base and comprehensive automotive content has attracted most of China’s major automakers to place advertisements on our websites and mobile apps. Our advertising service customers base covers a majority of automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures. In 2019, 77 automakers in China placed advertisements on our bitauto.com website and corresponding mobile apps. We consider each joint venture between Chinese and international automotive manufacturers as a unique automaker because each joint venture operates in China independently from their overseas investors and because those joint ventures typically have their own separate advertising budgets. We therefore treat such joint venture as a different advertising business customer than their investors. We have established a large customer base for our subscription business. We had over 22,800 paying new car dealer subscribers in 2019. We enter into a service agreement with each subscriber, the terms of which generally range from several months to one year. The agreement has no renewal provision or provision for subscribers to terminate the agreement without cause. Under these service agreements, we have the right to require customers to revise their information to be published through our SaaS platform if the information violates applicable laws. Each customer is obligated to ensure the legitimacy, timeliness and accuracy of its listing and promotional information, and is liable to any consumers who incur losses resulting from the subscriber’s failure to provide such updated and accurate information. In addition, we provide transaction-focused online advertisements and promotional activities services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies.

Transaction services business customers. Yixin, our controlled subsidiary, operates our transaction services business which is primarily comprised of (i) transaction platform business, where we primarily facilitate loans offered by our loan facilitation financing partners to consumers; and (ii) self-operated financing business, where we primarily provide consumers with auto finance solutions through financing leases.

Digital marketing solutions business customers. Our digital marketing solutions customers include many well-known automakers and other customers in China. We enter into internet marketing service agreements with these customers, the terms of which are generally one year though some customers have worked with us for many years, even in the absence of a multi-year agreement. We derive most of the revenues of digital marketing solutions business from our automaker customers. The number of automakers brands we serviced in our digital marketing solutions business was 94 and 105 in 2018 and 2019, respectively.

Competition

We face competition in each line of our services:

•	Our advertising and subscription business faces competition from many market participants. We face competition from China’s automotive vertical platforms such as Autohome, Dongchedi and PCauto, social media business such as ByteDance, automotive channels of major internet portals, internet video, and emerging new media on mobile end, such as live-streaming applications, news reader applications, as well as traditional forms of media. We also compete with online auto information platforms that provide automobile and auto-related content, and offer advertising and subscription services. Competition with automotive vertical platforms and other internet players is primarily centered on user traffic, user engagement and brand recognition among general internet users, spending by automakers and automobile dealers, and customer retention and acquisition.

•	Our automobile transaction services face competition from automobile transaction platforms that connect consumers with various players across the industry value chain to facilitate financed automobile transactions and provide financing services. We also face intense competition in the automobile finance market from traditional banks, auto finance companies, other auto financing lease companies, and other companies that provide auto loan facilitation services. We compete with these competitors for customer reach and customer engagement, which require us to react quickly to meet the changing consumer preferences and buying trends relating to our transaction business.

•	Our digital marketing solutions business faces competition from other internet marketing service providers in China. We face competition from the digital marketing business of well-established international advertising agencies such as Dentsu Aegis Network and WPP as well as local agencies that specialize in providing online marketing services, including Hylink Advertising, Keda Group, Guangdong Advertising Group, Tensyn and iForce. In the automotive industry, we not only compete for customers, but also compete in terms of advertisement design, relationships with media vendors, and the quality, breadth, pricing and effectiveness of services.

Regulation

The following is a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Foreign Investment

On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law, or the Implementation Regulations, came into effect and became the principal laws and regulations governing foreign investment in the PRC, replacing the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

According to the Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The most recent version of the negative list was issued in 2019.

Foreign Investment Law and the Implementation Regulations allow foreign-invested enterprises established prior to January 1, 2020 and having corporate structure and governance inconsistent with the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, to maintain their corporate structure and governance within a five-year transition period, but require adjustment for compliance with the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, shall be completed prior to the expiration of such transition period.

Foreign investors and foreign investment enterprises are also required to submit information reporting in accordance with the Foreign Investment Law and the Implementation Regulations and will be imposed legal liabilities for failure to comply with such requirements.

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

Regulations on Internet Information Services

BBIT operates www.bitauto.com and other websites, and Beijing Yixin operates www.daikuan.com to provide internet information services for China’s automotive industry. Internet information services in China are primarily regulated by the Ministry of Industry and Information Technology. Pursuant to the applicable PRC regulations, to engage in commercial internet information services, the service providers shall obtain an ICP license. BBIT holds an ICP license issued by Beijing Telecommunications Administration Department, effective until February 25, 2021, which permits BBIT to carry out commercial internet information services using the above-mentioned domain names. Beijing Yixin has obtained an ICP license for the provision of information services through the internet, which remains valid until September 2020.

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

On August 1, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions to further strengthen the regulation of the mobile application information services. Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and application programs. Furthermore, in December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, which require, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

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

On November 15, 2018, the CAC issued the Provisions on the Security Assessment for Internet Information Services Capable of Creating Public Opinions or Social Mobilization, which requires the ICP operators to conduct security assessments on its internet information services if such services offer forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, online live-streaming, information sharing, small programs or such other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. The ICP operators shall conduct self-assessment on, among others, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report to the local competent Internet information office and public security authority. At the end of 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No.5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that the network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and conventions; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SMAR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including: failure to publicize rules for collecting and using personal information; failure to expressly state the purpose, manner and scope of collecting and using personal information; collection and use of personal information without consent of users of such App; collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity; provision of personal information to others without users’ consent; failure to provide the function of deleting or correcting personal information as required by laws; and failure to publish information such as methods for complaints and reporting.

Among others, any of the following acts of an app operator will constitute collection and use of personal information without consent of users: (i) collecting a user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of the app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the CAC promulgated the Children Information Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing personal information of a child, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures like encryption when storing children’s personal information.

On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Application of Law in Handling Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service operators and the severe situations of the relevant crimes.

BBIT, Beijing Yixin and some other entities in our group are ICP operators operating websites and Apps, and are therefore subject to the regulations relating to information security and security assessment. They have taken measures to comply with these regulations.

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

Regulations on Online Cultural Services

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures, which became effective on April 1, 2011 and was amended in an amendment in December 2017. The Internet Culture Measures require ICP operators engaged in “internet culture activities” to obtain an internet cultural operating license from the provincial administration of culture. “Internet culture activities” includes, among other things, online dissemination of internet cultural products and the production, reproduction, importation, publication and broadcasting of internet cultural products. In May 2019, the Ministry of Culture and Tourism issued a circular to adjust the applicable scope for the Internet Culture Business Permit, pursuant to which the Ministry of Culture and Tourism will no longer be the authority supervising the online game industry and therefore the business scope of an Internet Culture Business Permit issued by it and its local counterparts will only cover internet cultural products including online music, online plays or programs, online performance, online works of art, online cartoon and exhibition and online matches, but excludes online games. “Internet cultural activities” are defined as an act of provision of internet cultural products and related services, which includes: (i) production, duplication, importation, publishing, and broadcasting of the internet cultural products; (ii) online dissemination whereby cultural products are posted on the internet or transmitted via internet to client ends and internet-surfing service business premises, such as internet bars, such as computers, fixed line telephones, mobiles, television sets, games machines, for online users’ browsing, reading, appreciation, use or downloading; and (iii) exhibition and competition of the internet cultural products. All entities engaging in commercial internet cultural activities must be approved by the Ministry of Culture.

BBIT holds an internet culture operating license issued by the Ministry of Culture to provide internet cultural services, which will expire on April 25, 2022.

Regulations on Internet Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television (currently known as the National News and Publication Bureau, or the NNPB), and the Ministry of Industry and Information Technology jointly issued the Administrative Provisions on Internet Publishing Services, or the Internet Publishing Regulations, which took effect on March 10, 2016 and replaced the Interim Provisions for the Administration of Internet Publishing promulgated in 2002. The Internet Publishing Regulations authorize the NNPB, to administer, and grant approval to, all entities that engage in internet publishing, and Ministry of Industry and Information Technology, as authority in charge of internet industry, to implement corresponding supervision and administration for internet publishing business. Pursuant to the Internet Publishing Regulations, the term “ internet publishing service” means the provision of online publications to the public via information network; the term “ online publications” means the digital works with editing, production, processing and other publishing features, provided to the public via information network, which mainly includes: (i) informative, thoughtful text, pictures, maps, games, animation, audio and video digitizing books and other original digital works within literature, art, science and other fields; (ii) the digital works consistent with the content of published books, newspapers, periodicals, audio-visual products and electronic publications; (iii) the network documentation database or other digital works formed through aforementioned works by selecting, organizing, collecting and other means; and (iv) other types of digital works identified by NNPB.

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

Regulations on Internet News Information Service

In May 2017, the CAC issued the Internet News Provision and its implementing rules, all of which became effective on June 1, 2017. Internet news information services refers to editing, publishing and reprinting and the dissemination platform service of internet news through internet websites, mobile apps, forums, blogs, micro-blogs, official accounts, instant message tools, live-streaming and other similar means. Under the Internet News Provision and its implementing rules, if an entity intends to provide internet news information service, it is required to obtain an internet news information service license, and no internet news service providers may take the form of a foreign-invested enterprise, whether a joint venture or a wholly foreign-owned enterprise, and no cooperation between internet news service providers and foreign-invested enterprises is allowed prior to the security evaluation by the CAC, The CAC shall be in charge of the supervision and administration of the internet news information services throughout China. The counterparts of the CAC at the provincial level shall take charge of the supervision and administration of the internet news information services within their own jurisdiction.

As an internet content provider, we release information related the automotive industry to internet users. In the event that such activities are deemed to be internet news information services, we will be required to obtain an internet news information service license. However, we have consulted the relevant government authorities and have been informed that according to our service scale, we would not be required to obtain the internet news information license because we only post industry-related news produced by others and we do ourselves not edit or compose such news. On our websites, we clearly indicate our news sources. However, if any of the internet news posted on our website is deemed by the government to be political in nature, relate to macroeconomics, or otherwise require such license based on the sole discretion of the government authority, we would need to apply for such license. If we are deemed to be in breach of the Internet News Provision or other relevant internet news information regulations, the PRC regulatory authorities may suspend the illegal activities and impose a fine exceeding RMB10,000 but not more than RMB30,000.

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

In addition to the internet audio-video program operating license, the Internet Audio-Video Program Measures require that entities providing self-shot network play (film) services, online audio-video programs on hosting shows, interview shows and news reports shall also obtain an operating license for the production of radio and television program. Further, the State Administration of Radio, Film and Television (currently known as the NRTA) issued the Administrative Regulations on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004, and was amended on October 31, 2018, which regulates, among other things, the production of special topic programs, special column programs, variety shows, automations, radio programs and television programs. An operating license for the production of radio and television program is required for an entity that engages in the production and operation of the above mentioned programs. Foreign investments in film and television program production companies are prohibited. Foreign investments in film and television program production projects are restricted and may only take the form of Sino-foreign cooperation. During our business operation, we also edit video clips and broadcast them online. Such activities may be deemed to be “internet movie producing.” BBIT holds an operating license for the production of radio and television program, effective until June 4, 2020.

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

On November 18, 2019, the CAC, the Ministry of Culture and Tourism and the NRTA jointly issued the Administrative Provisions on Online Audio-visual Information Services, or Circular No.3, which became effective on January 1, 2020. According to the Circular No.3, Online Audio-visual Information Services refer to the services of producing, publishing and disseminating audio-visual information offered to the public via Internet platforms, such as websites and application programs. Circular No.3 requires that no individual or entity is allowed to (i) use the online audio-visual information services or related technologies to engage in any activities which may jeopardize national security, undermine social stability or infringe legitimate right of others; (ii) produce, publish or disseminate any audio-visual information prohibited by the laws and regulations, such as Internet rumors. The provider of audio-visual information services shall establish, maintain and optimize a rumors refuting regime, under which once it identifies that any user of audio-visual information services produces, publishes or disseminates any rumor by virtue of the technology of producing forged pictures or audio-visual information based on deep-learning or virtual reality, such provider shall take measures to refute such rumors in a timely manner and file such situations with the competent authorities governing Internet information, culture and tourism, and radio and television.

The PRC government has also promulgated a series of special regulatory measures governing live-streaming services. In November 2016, the CAC promulgated the Administrative Provisions on Internet Live-streaming Service, which took effect on December 1, 2016. Pursuant to the Administrative Provisions, internet live-streaming service refers to continuous publishing of real-time information to the public on internet by means of video, audio, graphics, text or other forms, and an internet live-streaming service provider refers to an operator of the platform providing internet live-streaming service. In accordance with the administrative provisions, an internet live-streaming service provider must verify and register the identity information of publishers of live-streaming programs and users on its platform, and file the identity information of the publishers with the local government authority for record. Any internet live-streaming service provider engaging in news service must obtain internet news information service qualification and operate within the permitted scope of such qualification. In September 2016, the State Administration of Radio, Film and Television (currently known as the NRTA) issued a Circular on Strengthening Administration of Live-streaming Service of Network Audio/Video Programs. Pursuant to the circular, any entity that intends to engage in live audio/video broadcasting of major political, military, economic, social, cultural or sport events or activities, or live audio/video broadcasting of general social or cultural group activities, general sporting events or other organizational events, must obtain the internet audio-video program operating license with a permitted operation scope covering the above business activities. Any entity or individual without qualification is prohibited from broadcasting live audio-radio programs involving news, variety shows, sports, interviews, commentary or other forms of programs through any online live-streaming platform or online live broadcasting booth, nor are they permitted to start a live broadcasting channel for any audio or radio programs. In addition, no entity or individual other than licensed radio stations or television stations are allowed to use “radio station, “ “television station, “ “broadcasting station,” “TV” or other descriptive terms exclusive to television and radio broadcasting organizations to engage in any business on the internet without approval. Furthermore, the Circular on Tightening the Administration of Internet Live-Streaming Services jointly issued by the MIIT, the CAC, the NRTA and several other government agencies in August 2018 reiterates the license requirements for internet live-streaming service providers and requires the operator to file with the local public security authority within 30 days after it launches the internet live-streaming service.

Regulations on Internet Mapping Services

According to the Administrative Rules of Surveying Qualification Certificate, as amended by the National Administration of Surveying, Mapping and Geo-information (formerly known as the State Bureau of Surveying and Mapping) in August 2014, the provision of internet map services by any non-surveying and mapping enterprise is subject to the approval of the National Administration of Surveying, Mapping and Geo-information and requires a Surveying and Mapping Qualification Certificate. Internet maps refer to maps called or transmitted through the internet. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information in December 2011, any entity without a Surveying and Mapping Qualification Certificate for internet map services is prohibited from providing any internet map services. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the minimum amount of registered capital, the number of technical personnel and map security verification personnel, security facilities, and ISO9000 certification or approval from relevant provincial or municipal government. According to the Provisions on the Administration of Examination of Maps amended in July 2019, the operator of an approved internet map is required to file the updated contents of the map with the relevant regulatory authority semi-annually, and re-apply for a new approval of the map when the two-year term of the existing approval expires. BBIT currently provides online traffic information inquiry services as well as internet map marking and inquiry services that allow users to locate automobile dealers. BBIT obtained a Surveying and Mapping Qualification Certificate for internet mapping on November 11, 2015, effective until December 31, 2020.

Regulations on Foreign Investment in Telecommunications Enterprises

The PRC government imposes limitations on foreign ownership of PRC companies that engage in telecommunications-related business. Under the Administrative Rules for Foreign Investments in Telecommunications Enterprises, a foreign investor is currently prohibited from owning more than 50% of the equity interest in a PRC subsidiary that engages in value-added telecommunications business. However, the MIIT released an announcement in June 2015 to remove the restriction on foreign equity for “online data processing and transaction processing businesses” as provided in the Catalogue of Telecommunication Businesses promulgated by the MIIT. The Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2019, allow a foreign investor to own more than 50% of the total equity interest in the e-commerce business, the domestic multi-party communication business, the information storage and re-transmission business and the call center business.

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

Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and accurate and in full compliance with applicable laws and regulations. In providing advertising services, advertising operators and advertising distributors must review the specified supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements for items that are subject to government censorship and approval, advertising distributors must confirm that such censorship has been performed and approval has been obtained. The use of internet to distribute advertisements cannot affect the normal use of the internet by users. Particularly, advertisements distributed on internet pages such as pop-up advertisements must be indicated with conspicuous mark for close to ensure the close of such advertisements by one click Where internet information service providers know or should know that illegal advertisements are distributed using their services, they must prevent such advertisements from being distributed.

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

Shanghai Yixin Financing Lease Company Limited, Tianjin Hengtong Jiahe Financing Lease Company Limited and Guangzhou Rongche Financing Lease Company Limited, our proprietary financing lease subsidiaries, have obtained the approval to operate financing lease business as issued by the MOFCOM or its local counterparts. In April 2018, the MOFCOM transferred the duties to make rules on the operation and supervision of financing lease companies to the newly formed China Banking and Insurance Regulatory Commission.

Regulations on Financing Guarantee

On August 2, 2017, the State Council promulgated the Financing Guarantee Rules, which became effective on October 1, 2017. Pursuant to the Financing Guarantee Rules, “financing guarantee” refers to the activities in which guarantors provide guarantee to the guaranteed parties as to loans, bonds or other types of debt financing; “financing guarantee companies” refer to companies legally established and operating financing guarantee business. According to the Financing Guarantee Rules, the establishment of financing guarantee companies are subject to the approval by the relevant governmental authority, and unless otherwise stipulated, no entity may operate financing guarantee business without such approval. If any entity violates these regulations and operates financing guarantee business without approval, the entity may be subject to penalties including ban or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and criminal liability if the violation constitutes a criminal offense. On October 9, 2019, several PRC government authorities jointly issued the Supplementary Provisions on Financing Guarantee Rules, which further emphasize that auto dealers, auto sales service providers and other institutions that provide services such as customer referrals and credit evaluations for lending institutions shall not engage in guarantee business without an operating license for financing guarantee institutions, and shall properly settle the existing guarantee business provided by them. We plan to renew such license to reflect an increase of Dalian Rongxin’s registered capital once the increase of its share capital is approved by competent PRC government authority.

In addition, the Financing Guarantee Rules further specifies that financing guarantee companies shall not engage in accepting deposits whether or not in a disguised form, providing loans, entrusted loans or entrusted investment. The financing guarantee companies shall establish relevant business regulations of the financing guarantee project review, post-guarantee management, post recovery and other internal control systems, such as risk management system, in accordance with the principle of prudent operation. The total balance of the outstanding financing guarantees provided by a financing guarantee company shall not exceed ten times of its net assets. In respect of the information disclosure, the financing guarantee companies shall provide the creditor of the guaranteed parties with information on the business activities and financial status related to the financing guarantee.

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

Regulations on Anti-Money Laundering

The PRC Anti-Money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as nonfinancial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-Money Laundering Law, financial institutions subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The People’s Bank of China, or the PBOC, and other government authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

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

We have requested PRC resident shareholders who to our knowledge hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under Circular 37 or other related rules. See “Item 3. Key Information — D. Risks Factors — Risk Related to Doing Business in China — PRC Regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.”

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

China’s National Labor Law, which became effective on January 1, 1995 and was amended on December 29, 2018, and China’s National Labor Contract Law, which became effective on January 1, 2008 and was amended in December 2018, permit workers in both state-owned and private enterprises in China to bargain collectively. The National Labor Law and the National Labor Contract Law provide for collective contracts to be developed through collaboration between the labor union (or worker representatives in the absence of a union) and management that specify such matters as working conditions, wage scales, and hours of work. The laws also permit workers and employers in all types of enterprises to sign individual contracts, which are to be drawn up in accordance with the collective contract. The National Labor Contract Law has enhanced rights for the nation’s workers, including permitting open-ended labor contracts and severance payments. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary labor and makes it harder for employers to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice or the employee has worked for the employer for a consecutive ten-year period.

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

On March 30, 2015, the SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope for provision of inter-company Renminbi loans to non-associated enterprises. On October 23, 2019, SAFE issued Circular 28, which expressly allows the foreign-invested enterprises without equity investment in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Any violation of these circulars and rules may result in severe penalties, including substantial fines. If our variable interest entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

PRC Enterprise Income Tax Law

On March 16, 2007, China passed a new Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008. The EIT was amended on December 29, 2018 and its implementing rules was amended on April 23, 2019. Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% and enterprises satisfying certain qualifications such as “High and New Technology Enterprise” and “Software Enterprise” enjoy a preferential enterprise income tax rate. An enterprise established outside of China with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

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

Due to the short history of the EIT law and lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company such as us. If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations; second, the EIT Law provides that dividends paid between “qualified resident enterprises” are exempt from enterprise income tax However, it is unclear whether the dividends our holding companies receive from BBII will constitute dividends between “qualified resident enterprises” and would therefore qualify for tax exemption, because the definition of qualified resident enterprises is unclear and the relevant PRC government authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes; third, if the competent PRC tax authorities consider dividends we pay with respect to our ADSs or ordinary shares and the gains realized from the transfer of our ADSs or ordinary shares income derived from sources within the PRC, such dividends and gains earned by our non-PRC resident enterprise investors may be subject to PRC enterprise income tax at a rate of 10% and such dividends and gains earned by non-PRC resident individuals may be subject to PRC individual income tax at a rate of 20%. In addition, it is unclear whether, if we were considered a PRC resident enterprise, our non-resident investors would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” or non-resident investors, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends are derived from sources within the PRC. The State Council of the PRC or a tax treaty between China and the jurisdictions in which the non-PRC investors reside may reduce such income tax Pursuant to the Double Tax Avoidance Arrangement and the Notice No. 81, if the Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China within 12 months immediately prior to obtaining dividends from such company and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise received from such company in China is reduced to 5%. In October 2019, the SAT promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Treatments, or Circular 35, which became effective on January 1, 2020 and superseded the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties issued in August 2015 by the SAT. The Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers are eligible for tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained by the taxpayers for post-filing inspection by the tax authorities. Accordingly, our Hong Kong subsidiary may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Double the Tax Avoidance Arrangement and other relevant tax rules and regulations. However, based on the Notice No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Circular 9 issued by the SAT in February 2018, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. The Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau.

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise by promulgating and implementing the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7, issued by the SAT on February 3, 2015, which partially replaced and supplemented previous rules under the Circular 698. Public Notice 7 extends its tax jurisdiction to capture not only indirect transfer as set forth under Circular 698 but also transactions involving the transfer of real property in China and assets of an establishment or a place in the PRC by a foreign company through the offshore transfer of a foreign intermediate holding company. Public Notice 7 interprets the term “transfer of the equity interest in a foreign intermediate holding company” broadly. In addition, Public Notice 7 further clarifies certain criteria on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also imposes burdens on both the foreign transferor and the transferee of the Indirect Transfer as they are required to make a self-assessment on whether the transaction should be subject to PRC tax and whether to file or withhold the PRC tax accordingly. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished Circular 698, and was further amended on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax SAT Bulletin 37 and Public Notice 7 may be determined by the tax authorities to be applicable to our future disposition of equity interests in certain non-resident holding companies that hold an equity interest in any of our PRC subsidiaries, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we may become at risk of being taxed under SAT Bulletin 37 and Public Notice 7 and may be required to expend valuable resources to comply with SAT Bulletin 37 and Public Notice 7 or to establish that we should not be taxed under SAT Bulletin 37 or Public Notice 7, which may have a material adverse effect on our financial condition and results of operations.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.”

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the approval of the Ministry of Commerce must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent that they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security reviews in the future. Moreover, the Anti-Monopoly Law requires that the SAMR shall be notified in advance of any concentration of undertaking, occurring inside or outside China, if certain thresholds are triggered. Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China. Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC rules on mergers and acquisitions may make it more difficult for us to pursue growth through acquisitions.”

C.           Organizational Structure

The following diagram illustrates our corporate structure of principal operating entities as of the date of this annual report:

Notes:

(1)	Jinsong Zhu, the co-president of CIG, holds 100% equity interests in Beijing Xinbao.

(2)	BBII holds 57.1% equity interests in CIG, and other shareholders hold the remaining equity interests of CIG.

(3)	Bin Li and Weihai Qu hold 99% and 1% equity interests in BBIT, respectively.

(4)	Bin Li and Weihai Qu hold 80% and 20% equity interests in BEAM, respectively.

(5)	We hold 43.7% of the equity interests in Yixin Group Limited, or Yixin. Each of Tencent, JD.com and Baidu holds 20.6%, 10.7% and 3.0% equity interests in Yixin, respectively. Other third-party investors hold the remaining equity interests of Yixin.

(6)	Tianjin Jushen Information Technology Company Limited, Shenzhen Tencent Industry Investment Fund Company Limited, and Beijing Jiasheng Investment Management Company Limited hold 55.7%, 26.6% and 17.7% equity interests in Beijing Yixin, respectively.

D.           Property, Plants and Equipment

Our headquarters are located in Beijing, China, where we lease office space of an aggregate of approximately 20,800 square meters as of December 31, 2019. We also lease office space across China for our subsidiaries and branch offices. Yixin is headquartered in Shanghai, where it has self-owned office space with an actual area of approximately 9,000 square meters as of December 31, 2019. Our lease agreements generally have terms from one to five years and can be renewed upon expiration of the relevant lease terms. We generally make rental payments on a monthly basis.

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

Overview

We are a leading provider of internet content & marketing services and transaction services for China’s automotive industry.

We manage our businesses in three segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. We have developed a large and active online automobile platform by providing through our website, bitauto.com, and mobile apps a comprehensive suite of information, including up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Our advertising business provides a variety of advertising services to automakers through our websites as well as corresponding mobile apps. We also provide transaction-focused online advertisements and promotional activities services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies. We offer subscription services via the SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. Our transaction services business is primarily conducted by Yixin, our controlled subsidiary, a leading automobile finance platform in China, which provides transaction platform services as well as self-operated financing services. Our digital marketing solutions business provides customers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation.

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

Our business has experienced rapid growth in the past few years. Currently, our businesses are managed in three reportable segments, namely, advertising and subscription business, transaction services business and digital marketing solutions business. Revenues were RMB8.75 billion (or RMB8.08 billion, if the VAT was presented on a net basis), RMB10.58 billion and RMB10.75 billion (US$1.54 billion) in 2017, 2018 and 2019, respectively. In 2019, revenues from our advertising and subscription business, transaction services business and digital marketing solutions business accounted for 36.2%, 53.5% and 10.3% of our total revenues, respectively.

Factors Affecting Our Results of Operations

We believe the following factors have had, and will continue to have, a significant effect on our results of operations.

Development of China’s automotive industry. We rely on China’s automotive industry for substantially all of our revenues, which we generate from providing internet content, marketing services and transaction services. While we have benefited from the development of China’s automotive industry, new automobile sales in China experienced first consecutive declines in monthly sales starting in 2018 after more than two decades of sustained growth, which trend continued through 2019. The future development of China's automobile industry remains subject to many uncertainties, including the general economic conditions in China and around the world, the growth of disposable household income and the availability and cost of credit available to finance automobile purchases, taxes and other incentives or disincentives related to automobile purchases and ownership, environmental concerns and measures taken to address these concerns, and cost of energy including gasoline price. The macro-economic environment in China and around the world can be affected by various factors, such as political or social conditions, global financial market disruptions and health epidemic such as the COVID-19. We believe that the auto industry in China will face challenges, as government subsidies to promote auto sales are uncertain and subject to various factors beyond industry participants’ control, and major cities such as Beijing has introduced more stringent traffic control policies that restrict new auto purchases. Adverse changes to the development of China’s automotive industry would likely reduce the demand for our services.

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

Market penetration of our advertising and subscription business. Revenues from our advertising business are directly affected by the amount of advertisements placed by our customers on our websites and corresponding mobile apps. Revenues from our subscription services are directly affected by the number of subscribers and the lengths of subscriptions. Our business and results of operations will depend significantly on our ability to grow our customer base and the increase in subscription fees, including expanding our services into new geographic areas and new customer groups, and providing additional services to our existing customers. Finally, the content offerings and the attractiveness of our consumer-facing websites and mobile apps may significantly impact the traffic of automotive consumers, which in turn would affect our automotive customers’ decision of staying with us and spending on our platforms.

Development of our transaction services business. Revenues from our transaction services business are primarily affected by the number of transactions we facilitate and service fees and interest income we may charge. Since the businesses are relatively new in China and we are still exploring the best approaches to grow these businesses, we may need to invest additional resources to develop and market our new services. Our ability to expand our customer base, to manage our growth and risk as we expand our business lines to offer more services and products, and to price competitively will have an impact on the outcome of our transaction services business development. Additionally, we make provisions for receivables in accordance with U.S. GAAP and the impairment require significant judgment and estimation. Since we have limited experience in the self-operated financing business, we might in the future adjust our provisioning judgment or policies as we gain more experience in this business, which could in turn lead to additional provisions for our receivables and affect our business, financial condition and results of operations.

Expansion of customer base for our digital marketing solutions business. We have a limited number of automaker customers for our digital marketing solutions business, and we derive most of the revenues of digital marketing solutions business from our automaker customers. We anticipate that a small number of automakers will continue to represent a significant percentage of revenues for our digital marketing solutions business in the near future. The amount of advertising spending by these automaker customers, the addition of new automaker customers and/or the loss of any existing automaker customers will each have a direct impact on the revenues of our digital marketing solutions business and our total revenues. We are also expanding our customer base for our digital marketing solutions to various types of customers in addition to automaker customers.

Impact of COVID-19 on our operations. Our results of operations and financial condition in 2020 has been and will likely continue to be affected by the spread of COVID-19. The COVID-19 has impact on China’s auto industry in general, including the marketing spending of automakers and automotive dealers, which has affected and will continue to affect our advertising and subscription business and digital marketing solution business, as well as volume of financed automobile transactions, which has affected and will continue to affect our transaction services business. The extent to which COVID-19 impacts our results of operations in 2020 will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general. See “Item 3. Key Information—D. Risk Factors— Risks Related to Our Business and Industry— Our business, financial condition and results of operations may be adversely affected by the COVID-19 outbreak.”

At the time of this filing, we have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for our employees. The worldwide outbreak may adversely affect the supply chains and manufacturing capabilities of the automakers and sales performance of both the automakers and automobile dealers, who are our primary customers, and may in turn affect our results of operations and financial conditions. We may also delay acting on new business initiatives due to the negative impact the pandemic has on the macroeconomic conditions and the auto industry in China. Any of the above could in turn negatively affect our results of operation. We will pay close attention to the development of the COVID-19 outbreak, perform further assessment of its impact and take relevant measures to minimize the impact.

Key Components of Results of Operations

Revenues

In 2019, we generated total revenues of RMB10.75 billion (US$1.54 billion). The following table sets forth our revenues derived from each of our business segments, both in an absolute amount and as a percentage of total revenues for the periods presented.

	For the Year Ended December 31,
	2017(1)		2018(2)		2019(2)
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Advertising and subscription business	3,922,158	44.9	4,074,218	38.5	3,897,044	559,775	36.2
Transaction services business	3,872,244	44.2	5,370,871	50.8	5,753,533	826,443	53.5
Digital marketing solutions business	956,857	10.9	1,134,520	10.7	1,102,340	158,342	10.3
Total revenues	8,751,259	100.0	10,579,609	100.0	10,752,917	1,544,560	100.0

Notes:

(1)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).

(2)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

Our advertising and subscription business

Revenues from our advertising and subscription business accounted for 44.9%, 38.5% and 36.2% of our total revenues in 2017, 2018 and 2019, respectively. We generate revenues through our websites and mobile apps by providing advertising services to automakers and subscription services to our automobile dealer customers. We generate most of our advertising revenues through selling advertisements to automakers. We provide text-based, banner, video and rich media advertisements on our bitauto.com website and corresponding mobile apps. Our advertisement service customers base covers a majority of automakers in China, consisting of international and Chinese automobile manufacturers and their joint ventures with annual sales volume of 21.4 million passenger automobiles. In 2019, 77 automakers in China placed advertisements on our bitauto.com website and corresponding mobile apps. Meanwhile, we provide transaction-focused online advertisements and promotional activities services to our business partners, including automakers, automobile dealers, auto finance partners and insurance companies. We generate revenues from subscription fees paid by our automobile dealer customers for the subscription of our SaaS platform, which provide web-based and mobile-based integrated digital marketing solutions to automobile dealer customers in China.

Our transaction services business

Revenues from our transaction services business, which is primarily operated by Yixin, accounted for 44.2%, 50.8% and 53.5% of our total revenues in 2017, 2018 and 2019, respectively. We derive our revenues from several types of services, including (i) transaction platform business, where we primarily facilitate loans offered by our loan facilitation financing partners to consumers; and (ii) self-operated financing business, where we primarily provide consumers with auto finance solutions through financing leases.

Our digital marketing solutions business

Revenues from our digital marketing solutions business accounted for 10.9%, 10.7% and 10.3% of our total revenues in 2017, 2018 and 2019, respectively. We derive our revenues from the service fees paid by our customers, for the digital marketing solutions we provide, which include website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data application and digital image creation. In addition, we receive performance-based rebates from media vendors for our online advertising agent services, which are usually a percentage of the purchase price for qualifying advertising space purchased by our customers.

Cost of Revenues

Cost of revenues for our advertising and subscription business mainly includes fees paid to our business partners, direct service cost and turnover taxes related surcharges. Cost of revenues for our transaction services business mainly includes funding cost, commissions associated with loan facilitation services, cost of automobiles sold, and turnover taxes related surcharges. Cost of revenues for our digital marketing solutions business mainly includes direct service cost and turnover taxes related surcharges.

The following table sets forth our cost of revenues in each of our business segments, both as an absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2017(1)		2018(2)		2019(2)
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	8,751,259	100.0	10,579,609	100.0	10,752,917	1,544,560	100.0
Cost of revenues:
Advertising and subscription business	845,826	9.7	660,045	6.2	586,255	84,210	5.5
Transaction services business	1,969,630	22.5	3,052,081	28.9	3,033,009	435,664	28.2
Digital marketing solutions business	419,224	4.8	532,272	5.0	625,488	89,846	5.8
Total cost of revenues	3,234,680	37.0	4,244,398	40.1	4,244,752	609,720	39.5

Notes:

(1)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).

(2)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

Selling and Administrative Expenses

Our selling and administrative expenses primarily consist of the following:

•	salaries and benefits for the sales and marketing personnel and administrative personnel;

•	sales and marketing expenses we incurred to promote our brand image through marketing activities consisting of (1) offline marketing and events including endorsement contracts, intensive advertisement campaigns, automotive exhibitions and industry forums; (2) mobile-end promotions, such as promoting our mobile apps at different app stores, cooperating with major news feed channels, as well as cooperating with search engines and navigation sites on mobile sites; and to a less extent (3) PC-end marketing, such as cooperating with search engines and navigation sites;

•	office expenses for our daily operations, traveling and communication expenses and professional service fees;

•	operating lease expenses for our office space in various cities;

•	share-based compensation mainly arising from our share incentive plans;

•	allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables;

•	impairment of non-current assets;

•	depreciation and amortization;

•	leasing related expenses for financing lease and operating lease services including collection agency fees and credit enquiry fees; and

•	others that include training fees and delivery costs.

The following table sets forth our selling and administrative expenses, both as an absolute amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2017(1)		2018(2)		2019(2)
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Total revenues	8,751,259	100.0	10,579,609	100.0	10,752,917	1,544,560	100.0
Selling and administrative expenses:
Salaries and benefits	1,374,737	15.7	1,510,819	14.3	1,569,805	225,488	14.6
Sales and marketing expenses	1,966,422	22.5	1,907,392	18.0	2,633,446	378,271	24.5
Office expenses	236,721	2.7	248,249	2.3	232,425	33,386	2.2
Operating lease expenses	107,519	1.2	121,421	1.1	139,350	20,016	1.3
Share-based compensation	1,167,655	13.3	858,978	8.1	389,071	55,887	3.6
Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables	349,185	4.0	747,254	7.1	1,216,681	174,765	11.3
Impairment of non-current assets	-	-	-	-	104,761	15,048	1.0
Depreciation and amortization	716,919	8.2	724,418	6.8	702,384	100,891	6.5
Leasing related expenses	103,948	1.2	220,948	2.1	91,411	13,130	0.8
Others	35,940	0.4	31,239	0.4	80,942	11,627	0.8
Total selling and administrative expenses	6,059,046	69.2	6,370,718	60.2	7,160,276	1,028,509	66.6

Notes:

(1)	VAT is presented in the cost of revenues rather than net against revenues in accordance with the legacy revenue accounting standard (ASC 605).

(2)	VAT is presented as net against revenues rather than in the cost of revenues in accordance with the new revenue accounting standard (ASC 606).

Product Development Expenses

Our product development expenses mainly include the salaries and benefits for our product development employees. Our product development expenses were RMB565.7 million, RMB611.1 million and RMB609.9 million (US$87.6 million) in 2017, 2018 and 2019, respectively, representing 6.5%, 5.8% and 5.7% of our total revenues in the respective periods.

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

PRC

Under the Enterprise Income Tax Law, or EIT Law, and its implementation rules, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. We are a holding company incorporated in the Cayman Islands, which indirectly holds, through our Hong Kong subsidiaries, controlling equity interests in our subsidiaries in the PRC. Our business operations are principally conducted through our PRC subsidiaries and its variable interest entities and most of our directors and management staff are PRC nationals. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%. Further, the EIT Law and the implementation rules provide that an income tax rate of 10% may be applicable to China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent company that is not a PRC resident enterprise, which (i) do not have an establishment or place of business in the PRC or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, unless there are applicable treaties that reduce such rate. Under a special arrangement between China and Hong Kong, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns more than 25% of the equity interest in the PRC company distributing the dividends and is determined by the competent PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. As our Hong Kong subsidiaries own controlling interests of our PRC subsidiaries, under the aforesaid arrangement, any dividends that our PRC subsidiaries pay our Hong Kong subsidiaries may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiaries are not considered to be PRC tax resident enterprises as described below and are determined by the competent PRC tax authority to have satisfied relevant conditions and requirements. However, if our Hong Kong subsidiaries are not considered to be the beneficial owners of such dividends under the Circular 9 issued by the SAT in February 2018 or are determined by the competent PRC tax authority not to have satisfied any other relevant condition or requirement, such dividends would be subject to the withholding tax rate of 10%. In addition, part of our PRC companies, including BBII, Bit EP, Target Net, Beijing BitOne, Beijing Chehui, Bitauto Xi’an, Shanghai Lanshu, Beijing Yixin, Tianjin Bida, Xinjiang Wanxing and Xinjiang Yin’an, enjoy certain preferential tax treatments in accordance with relevant PRC laws and regulations. If such PRC companies fail to maintain its respective qualification under the relevant PRC laws and regulations, their applicable EIT rates may increase to up to 25%, which could have a material adverse effect on our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.”

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

Investment in equity investees

Investment in equity investees represents our investments in privately-held companies. We apply the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment – Equity Method and Joint Ventures,” over which we have significant influence but do not own a majority equity interest or otherwise control.

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

We continually review our investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investees; and other company specific information of the investees such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in share of results of equity investees and investment loss in the consolidated statements of comprehensive income/(loss).

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

Guarantee liabilities

We provide loan facilitation services to facilitate loans to borrowers offered by loan facilitation financing partners. The loan facilitation financing partners offer financing solutions to borrowers, and we provide a guarantee in the event of default on the full repayment of principal and any accrued interests.

The guarantee is within the scope of ASC Topic 460 “Guarantees”. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers”.

Our guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 (ASC Topic 450 “Contingencies”) component. At the inception of the guarantee, the liability is recognized at fair value in accordance with ASC 460. This component is a stand-ready obligation which is not subject to the probable threshold used to record a contingent obligation.

Subsequent to the initial recognition, the liability recorded based on ASC 460 is reduced as we are released from the underlying risk, meaning as the loan is repaid by the borrowers or when the financial institutions are compensated in the event of a default. Generally, the liability is reduced by a systematic and rational amortization method, e.g. over the term of the loan. The contingent liability arising from the obligation to make future payments is measured in accordance with ASC 450, which is determined using historical experience of borrower defaults. Any gains or losses from guarantee liability is recognized in other gains, net in the consolidated statements of comprehensive income/(loss).

As of December 31, 2019, the amount of maximum potential future payments that we could be required to make under the guarantee was RMB26.79 billion (US$3.85 billion). Maximum potential future payments are approximately the total outstanding loan balance that we facilitated through our loan facilitation services.

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

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

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

Revenue recognition

Starting from January 1, 2018, we adopted ASC Topic 606 Revenue from Contracts with Customers, or ASC 606, using the modified retrospective method to contracts that were not completed as of the date of adoption. As such, the comparative information for periods prior to January 1, 2018 has not been restated and continues to be reported under ASC Topic 605 Revenue Recognition, or ASC 605. In accordance with ASC 606, VAT was presented on a net basis instead of on the gross basis adopted under ASC 605, which meant VAT was classified from cost of revenues to net against revenues and VAT refunds were presented as other gains, net. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to our consolidated financial statements as of and for the year ended December 31, 2018. There was no cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 606.

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

Loan facilitation services. We provide loan facilitation services to facilitate loans to borrowers offered by loan facilitation financing partners. We recognize revenue from loan facilitation services when assisting the customers to complete an financing transaction. We recognize revenue when performance obligation has been satisfied at a point in time, being when a transaction is fulfilled and completed.

Other transaction services. We recognize revenue from direct automobile sales to individuals, automobile dealers and institutional customers. The revenue is recorded on a gross basis as we act as the principal, is primarily responsible for the sales arrangements and is subject to inventory risk Revenue from direct automobile sales is recognized when a sales contract has been executed and the automobiles have been delivered and control is transferred.

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

Receipts in advance relates to unsatisfied performance obligations at the end of the year. We invoice our customers based on the payment terms stipulated in the executed subscription agreements, which generally range from several months to one year. We record amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in our consolidated balance sheets. The beginning balance of advances from customers of RMB845.0 million (US$121.4 million) in relation to dealer subscriptions and listing services was fully recognized as revenue for the year ended December 31, 2019.

Share-based compensation

Our share-based awards mainly comprise share options and restricted share units, or RSUs. In accordance with ASC 718 “Compensation — Stock Compensation”, share-based awards granted to employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded vesting method, net of estimated forfeitures, over the requisite service period.

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

We determined the fair value of share options granted by our subsidiaries with the assistance of independent third-party valuation firms. The binomial option pricing model or discount cash flow model were applied in determining the fair value of these share options. Yixin also granted RSUs subsequent to its initial public offering. The fair value of such RSUs will be the price of publicly traded shares on the date of grant. The following table lists the inputs to the model used on the date of grant and weighted-average fair value per option granted:

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

We adopt ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. We did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2017, 2018 and 2019.

Leases

We adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2019, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.

We have elected to utilize the package of practical expedients at the time of adoption, which allows us to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. We also have elected to utilize the short-term lease recognition exemption for all contracts with lease terms of 12 months or less.

We determine if an arrangement is a lease and determine the classification of the lease, as either operating or finance, at commencement. Right-of-use(“ROU”) assets and lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date. As our leases do not provide an implicit rate, we estimate the incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Upon adoption, we recognized ROU assets of RMB196.4 million (US$28.2 million) and total lease liabilities (including current and non-current) of RMB184.6 million (US$26.5 million) for operating leases as of January 1, 2019.

Finance receivables, net

We provide automobile financing lease services to individual customers and automobile dealers. The net investment of the lease will be recorded as a finance receivable upon the inception of the lease. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interest is also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The lease income is recorded as our revenue in the consolidated statements of comprehensive income/(loss). Initial direct costs of the capital leases are amortized over the lease term by adjusting against the related lease income. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. Our finance receivables are typically secured by automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

We estimate the balance of provision for credit losses of the finance receivables at each balance sheet date by applying an incurred loss model, mainly based on customer repayment activities, such as the historical loss rate and days past due information. The total balance of a finance receivable is considered contractually past due if the minimum required payment is not received by the contractual repayment day. If any delinquency arises, we will consider initiating collection process, which mainly includes making phone calls and sending collection notice to the customers and lawsuit. We have not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with customers. For collateral automobiles collected from customers, we assess fair value of the automobiles at each balance sheet date and impairment would be recorded if any. As of December 31, 2018 and 2019, provision for impairment of such automobiles was nil and RMB104.8 million, respectively.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, we stop accruing interest. The finance receivables in non-accrual status were RMB411.6 million and RMB671.2 million (US$96.4 million) as of December 31, 2018 and 2019, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. We will write off finance receivables which are uncollectible after above mentioned collection process has been administered.

Adoption of ASC 326

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (Topic 326) and further issued several subsequent amendments and updates, collectively referred to as “ASC 326”. ASC 326 introduces a new “expected credit loss” model for credit losses measurement on certain financial instruments, which is different from the current “incurred loss” model. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We will adopt ASC 326 beginning January 1, 2020 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. We noted that the new guidance would mainly have impact on credit losses in connection with finance receivables, accounts receivables, and guarantee liabilities. The cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 326 would be no greater than RMB300.0 million (US$43.1 million).

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	For the Year Ended December 31,
	2017(1)	2018(1)	2019(1)
	RMB	RMB	RMB	US$
	(In thousands)
Revenue	8,751,259	10,579,609	10,752,917	1,544,560
Cost of revenue(2)	(3,234,680)	(4,244,398)	(4,244,752)	(609,720)
Gross profit	5,516,579	6,335,211	6,508,165	934,840
Selling and administrative expenses(3)	(6,059,046)	(6,370,718)	(7,160,276)	(1,028,509)
Product development expenses(4)	(565,702)	(611,113)	(609,908)	(87,608)
Other gains, net	31,576	181,114	305,782	43,923
Loss from operations	(1,076,593)	(465,506)	(956,237)	(137,354)
Interest income	93,025	125,875	114,391	16,431
Interest expense	(92,633)	(79,090)	(147,387)	(21,171)
Share of results of equity investees	(71,866)	(76,810)	(74,111)	(10,645)
Investment loss	(75,097)	(7,889)	(28,677)	(4,119)
Loss before tax(5)	(1,223,164)	(503,420)	(1,092,021)	(156,858)
Income tax expense(6)	(203,824)	(175,896)	(91,019)	(13,074)
Net loss	(1,426,988)	(679,316)	(1,183,040)	(169,932)

Notes:

(1)	In May 2014, the Financial Accounting Standards Board issued ASC 606, Revenue from Contracts with Customers, a new standard related to revenue recognition. Upon completion of assessment, the most significant impact on our company is the change of the presentation of value-added tax from a gross basis to a net basis. We adopted this guidance starting from January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods. As a result, the operating results for the year ended December 31, 2017 have not been restated and are presented on a gross basis with value-added tax being presented in the cost of revenues rather than net against revenues in such years, while the operating results for the years ended December 31, 2018 and 2019 are presented on net basis, with the value-added tax being presented as net against revenues rather than in cost of revenues in such years.

(2)	Including amortization of intangible assets resulting from asset and business acquisitions of RMB3.7 million, RMB1.9 million and RMB3.1 million (US$0.4 million) in 2017, 2018 and 2019, respectively.

(3)	Including share-based compensation expense of RMB1.17 billion, RMB859.0 million and RMB389.1 million (US$55.9 million) in 2017, 2018 and 2019, respectively, and amortization of intangible assets resulting from asset and business acquisitions of RMB673.6 million, RMB678.0 million and RMB651.9 million (US$93.6 million) in 2017, 2018 and 2019, respectively. Also including professional expenses incurred for the issuance of preferred shares and the initial public offering of Yixin of RMB90.4 million in 2017.

(4)	Including share-based compensation of RMB18.2 million, RMB37.4 million and RMB37.3 million (US$5.4 million) in 2017, 2018 and 2019, respectively. Product development expenses in 2019 also included amortization of intangible assets resulting from asset and business acquisitions of RMB1.9 million (US$0.3 million).

(5)	Including fair value adjustment of contingent considerations of RMB8.3 million in 2017, investment loss associated with the share of equity method investments of RMB0.7 million in 2017 and RMB5.8 million (US$0.8 million) in 2019, investment income associated with the share of equity method investments of RMB15.9 million in 2018, investment loss associated with non-cash investment matters of RMB110.0 million, RMB17.0 million and RMB28.7 million (US$4.1 million) in 2017, 2018 and 2019, respectively, amortization of the BCF discount on the convertible notes of RMB57.2 million, RMB30.1 million and RMB89.1 million (US$12.8 million) in 2017, 2018 and 2019, respectively, and impairment on equity investees of RMB21.2 million, RMB17.6 million and RMB16.4 million (US$2.4 million) in 2017, 2018 and 2019, respectively.

(6)	Including tax impact related to professional expenses incurred for the initial public offering of Yixin and amortization of intangible assets resulting from asset and business acquisitions of RMB5.7 million, RMB11.1 million and RMB6.5 million (US$0.9 million) in 2017, 2018 and 2019, respectively.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. Our total revenue increased by 1.6% from RMB10.58 billion in 2018 to RMB10.75 billion (US$1.54 billion) in 2019.

Our advertising and subscription business. Revenue from our advertising and subscription business in 2019 was RMB3.90 billion (US$559.8 million), compared to RMB4.07 billion in 2018, mainly due to a general decrease in marketing spending by automakers and dealers resulting from the continued decline in new car sales in 2019.

Our transaction services business. Revenue from our transaction services business increased by 7.1% from RMB5.37 billion in 2018 to RMB5.75 billion (US$826.4 million) in 2019. The increase was mainly attributable to a 209.7% increase in revenue from loan facilitation services from RMB538.6 million in 2018 to RMB1.67 billion (US$239.6 million) in 2019, partially offset by a decrease in revenues from self-operated financing and operating lease services amounting to RMB567.6 million (US$81.5 million), and a decrease in revenue from automobile sales amounting to RMB125.4 million (US$18.0 million).

Our digital marketing solutions business. Revenue from our digital marketing solutions business in 2019 was RMB1.10 billion (US$158.3 million), compared to RMB1.13 billion in 2018, mainly due to decrease of revenue from performance-based rebates from our media vendors.

Cost of Revenue. Our cost of revenue in 2019 was RMB4.24 billion (US$609.7 million), which is largely the same as the cost of revenue in 2018.

Our advertising and subscription business. Cost of revenue from our advertising and subscription business decreased by 11.2% from RMB660.0 million in 2018 to RMB586.3 million (US$84.2 million) in 2019. The decrease was mainly due to decrease of fees paid to our business partners and turnover taxes related surcharges.

Our transaction services business. Cost of revenue from our transaction services business decreased by 0.6% from RMB3.05 billion in 2018 to RMB3.03 billion (US$435.7 million) in 2019, primarily due to a decrease in costs associated with automobile sales amounting to RMB119.8 million (US$17.2 million), a decrease in funding costs associated with our self-operated financing lease services amounting to RMB150.5 million (US$21.6 million), a decrease in automobile depreciation associated with operating lease services and other leasing related costs amounting to RMB211.1 million (US$30.3 million), and partially offset by an increase in commissions associated with our loan facilitation services amounting to RMB470.1 million (US$67.5 million).

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 17.5% from RMB532.3 million in 2018 to RMB625.5 million (US$89.8 million) in 2019. This increase was mainly due to increase in direct costs of the project-based services such as public relations, marketing campaign and digital image creation for our customers.

Gross Profit. Our gross profit increased by 2.7% from RMB6.34 billion in 2018 to RMB6.51 billion (US$934.8 million) in 2019.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 12.4% from RMB6.37 billion in 2018 to RMB7.16 billion (US$1.03 billion) in 2019. This increase was primarily due to increase in marketing expenses associated with our branding and marketing efforts, allowance for doubtful accounts for accounts receivable, credit losses for finance receivables, and impairment of non-current assets, partially offset by decrease in share-based compensation and leasing related expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 38.1% from RMB1.91 billion in 2018 to RMB2.63 billion (US$378.3 million) in 2019. This increase was mainly due to our three-year strategic branding initiative launched in 2019.

Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables. Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables increased by 62.8% from RMB747.3 million in 2018 to RMB1.22 billion (US$174.8 million) in 2019.

Impairment of non-current assets. Impairment of non-current assets was nil and RMB104.8 million (US$15.0 million) in 2018 and 2019, respectively.

Leasing related expenses. Leasing related expenses decreased by 58.6% from RMB220.9 million in 2018 to RMB91.4 million (US$13.1 million) in 2019, mainly due to decrease in revenues from self-operated financing and operating lease services.

Share-based compensation. Share-based compensation was RMB389.1 million (US$55.9 million) in 2019 compared to RMB859.0 million in 2018.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the years ended December 31, 2017, 2018 and 2019 was RMB629.9 million, RMB629.9 million and RMB629.9 million (US$90.5 million), respectively.

Product Development Expenses. Our product development expenses in 2019 were RMB609.9 million (US$87.6 million), which were largely the same as the product development expenses in 2018.

Income Tax Expense. Our income tax expense in 2019 was RMB91.0 million (US$13.1 million), compared to RMB175.9 million in 2018.

Net Loss. As a result of foregoing, we recorded a net loss of RMB1.18 billion (US$169.9 million) in 2019.

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

	For the Year Ended December 31, 2017
	Under ASC 605	Effects of New Revenue Guidance	Under ASC 606
	RMB	RMB	RMB
		(in thousands)
Revenue	8,751,259	(674,590)	8,076,669
Advertising and subscription business	3,922,158	(334,118)	3,588,040
Transaction services business	3,872,244	(286,309)	3,585,935
Digital marketing solutions business	956,857	(54,163)	902,694
Cost of revenue	(3,234,680)	585,066	(2,649,614)
Gross profit	5,516,579	(89,524)	5,427,055
Other gains, net	31,576	89,524	121,100
Loss from operations	(1,076,593)	—	(1,076,593)
Net loss	(1,426,988)	—	(1,426,988)

Revenue. Our total revenue increased by 31.0% from RMB8.08 billion in 2017 to RMB10.58 billion in 2018. This increase was primarily due to the growth of our transaction services business, advertising and subscription business and digital marketing solutions business.

Our advertising and subscription business. Revenue from our advertising and subscription business increased by 13.5% from RMB3.59 billion in 2017 to RMB4.07 billion in 2018. The increase was primarily attributable to a 13.8% increase in the average spending of each paying subscriber for new cars, a 10.3% increase in average gasoline automaker customers’ spending on our advertising services and increased spending from new energy automaker customers from 2017 to 2018.

Our transaction services business. Revenue from our transaction services business increased by 49.8% from RMB3.59 billion in 2017 to RMB5.37 billion in 2018. The increase was mainly attributable to a 54.2% increase of self-operated financing lease services from RMB2.65 billion in 2017 to RMB4.09 billion in 2018, a significant increase of loan facilitation services from RMB4.3 million in 2017 to RMB538.6 million in 2018, offset by decrease of used automobile transaction services revenue resulted from the sale of certain assets related to such services to Yusheng.

Our digital marketing solutions business. Revenue from our digital marketing solutions business increased by 25.7% from RMB902.7 million in 2017 to RMB1.13 billion in 2018. The increase was mainly due to increase of revenues from project-based services such as public relations, marketing campaign and digital image creation for our customers.

Cost of Revenue. Our cost of revenue increased by 60.2% from RMB2.65 billion in 2017 to RMB4.24 billion in 2018.

Our advertising and subscription business. Cost of revenue from our advertising and subscription business increased by 9.8% from RMB601.2 million in 2017 to RMB660.0 million in 2018. The increase was mainly due to increase of direct service cost and turnover taxes related surcharges.

Our transaction services business. Cost of revenue from our transaction services business increased by 81.3% from RMB1.68 billion in 2017 to RMB3.05 billion in 2018. The increase was primarily due to an increase of funding costs amounting to RMB915.6 million, an increase of commissions associated with loan facilitation services amounting to RMB192.4 million.

Our digital marketing solutions business. Cost of revenue from our digital marketing solutions business increased by 45.8% from RMB365.1 million in 2017 to RMB532.3 million in 2018. This increase was mainly due to increase in direct costs of the project-based services such as public relations, marketing campaign and digital image creation for our customers.

Gross Profit. Our gross profit increased by 16.7% from RMB5.43 billion in 2017 to RMB6.34 billion in 2018.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 5.1% from RMB6.06 billion in 2017 to RMB6.37 billion in 2018. This increase was primarily attributable to the increase in allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables, salaries and benefits, and leasing related expenses, offset by the decrease in share-based compensation and sales and marketing expenses.

Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables. Allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables increased by 114.0% from RMB349.2 million in 2017 to RMB747.3 million in 2018, which was in line with the increases of our accounts receivable and finance receivables.

Salaries and benefits. Expenses relating to our salaries and benefits increased by 9.9% from RMB1.37 billion in 2017 to RMB1.51 billion in 2018. This increase was mainly due to a modest increase in the average employee salaries.

Leasing related expenses. Leasing related expenses increased by 112.6% from RMB103.9 million in 2017 to RMB220.9 million in 2018, which was in line with our revenue growth.

Share-based compensation. Share-based compensation was RMB859.0 million in 2018 compared to RMB1.17 billion in 2017. The decrease was mainly due to the options granted by Yixin to its employees in the second half of 2017.

Sales and marketing expenses. Our sales and marketing expenses decreased by 3.0% from RMB1.97 billion in 2017 to RMB1.91 billion in 2018. This decrease was mainly due to our cost control measures.

Amortization of intangible assets relating to the strategic cooperation with JD.com. Amortization of intangible assets relating to the strategic cooperation with JD.com incurred for the years ended December 31, 2017 and 2018 was RMB629.9 million and RMB629.9 million.

Product Development Expenses. Our product development expenses increased by 8.0% from RMB565.7 million in 2017 to RMB611.1 million in 2018, which was mainly due to the increase of personnel related expenses and share-based compensation.

Income Tax Expense. Our income tax expense was RMB175.9 million in 2018 compared to RMB203.8 million in 2017. The decrease was primarily attributable to the impact of preferential tax rate applicable to some of our subsidiaries in China.

Net Loss. As a result of foregoing, we recorded a net loss of RMB679.3 million in 2018.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Recent Accounting Pronouncements

See Item 18 of Part III, “Financial Statements — Note 3-Recent accounting pronouncements.”

B.            Liquidity and Capital Resources

The following table presents a summary of our consolidated balance sheets data as of December 31, 2018 and 2019.

	As of December 31,
	2018	2019
	RMB	RMB	US$
	(In thousands)
Cash and cash equivalents and restricted cash	9,367,219	7,511,777	1,078,999
Total current assets	34,174,847	30,663,562	4,404,545
Total assets	59,743,938	48,377,044	6,948,927
Total current liabilities	28,637,649	23,642,737	3,396,067
Total liabilities	39,435,501	28,620,823	4,111,123
Redeemable non-controlling interests	360,010	390,437	56,083
Total shareholders’ equity	19,948,427	19,365,784	2,781,721
Total liabilities, redeemable non-controlling interests and shareholders’ equity	59,743,938	48,377,044	6,948,927

Our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries and their variable interest entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the statutory reserves are not distributable as cash dividends except in the event of liquidation. As a result of these PRC laws and regulations, our PRC subsidiaries are restricted in their ability to pay dividends or otherwise transferring any of their net assets to us. As of December 31, 2019, our subsidiaries, variable interest entities and subsidiaries of variable interest entities registered in PRC had registered capital and statutory reserves in an amount of approximately RMB24.60 billion (US$3.53 billion).

To date, our principal sources of liquidity have been cash collected from customers, the proceeds from the net proceeds from the private placement with investors including Tencent and JD in February 2015 and Tencent, JD and Baidu in June 2016, the net proceeds from the initial public offering of Yixin in 2017, asset-backed securitization debt and borrowings from some commercial banks in China. Additionally, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” As of December 31, 2018 and 2019, we had RMB9.37 billion and RMB7.51 billion (US$1.08 billion) in cash and cash equivalents and restricted cash, respectively. Although we consolidate the financial results of our PRC variable interest entities, we do not have direct access to their cash and cash equivalents or future earnings. However, we can direct the use of their cash through agreements that provide us with effective control of these entities. Moreover, we are entitled to receive annual fees from them in exchange for certain technology consulting services provided by us and the use of certain intellectual properties owned by us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC variable interest entities and Their Shareholders.”

We believe that our current cash and anticipated cash flows from our operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. Considering the negative impact of COVID-19 outbreak on our results of operations in the first quarter of 2020 and potentially for the year of 2020, we may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Our cash and cash equivalents and restricted cash as of December 31, 2018 and 2019 are listed in the table below.

	As of December 31,
	2018	2019
	RMB	RMB
	(In millions)
Cash located outside of the PRC
- in US dollars	3,055.3	1,470.5
- in HK dollars	905.4	889.7
- in RMB	1.0	1.0
	3,961.7	2,361.2
Cash located in the PRC
- held by variable interest entities and subsidiaries of variable interest entities:
- in RMB	1,134.8	1,200.0
- in US dollars	-	31.0
- held by subsidiaries:
- in RMB	4,248.6	3,894.8
- in US dollars	22.1	21.7
- in Japanese yen	-	3.1
	5,405.5	5,150.6
Cash and cash equivalents and restricted cash	9,367.2	7,511.8

Cash balances located in the PRC, which are held by our variable interest entities and PRC subsidiaries, can be transferred to our subsidiaries outside of China through dividend payments. Such transfer will incur cost in the form of PRC withholding tax See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders or ADS holders.”

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

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	928,226	677,979	1,495,597	214,829
Net cash (used in)/ provided by investing activities(1)	(17,028,061)	(7,471,487)	7,647,007	1,098,424
Net cash provided by/ (used in) financing activities	19,842,120	5,011,004	(11,029,806)	(1,584,333)
Effect of exchange rate changes on cash and cash equivalents and restricted cash(1)	(350,491)	110,364	31,760	4,562
Increase/ (Decrease) in cash and cash equivalents and restricted cash(1)	3,391,794	(1,672,140)	(1,855,442)	(266,518)
Cash and cash equivalents and restricted cash at beginning of the year(1)	7,647,565	11,039,359	9,367,219	1,345,517
Cash and cash equivalents and restricted cash at end of the year(1)	11,039,359	9,367,219	7,511,777	1,078,999

(1)	We adopted ASU No. 2016-18, Statement of Cash Flows (Topic 320): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, starting from the first quarter of 2018 on a retrospective basis. After the adoption of this ASU, restricted cash presented on the face of the consolidated balance sheets are included when reconciling beginning-of-period and end-of-period total amounts presented in the consolidated statements of cash flows for the periods of 2017, 2018 and 2019.

Operating Activities

Net cash provided by operating activities was RMB1.50 billion (US$214.8 million) for the year ended December 31, 2019. This amount reflected net loss of RMB1.18 billion (US$169.9 million), and was (i) adjusted for certain non-cash expenses, principally allowance for doubtful accounts for accounts receivable and credit losses for finance receivables of RMB1.22 billion (US$174.8 million), amortization of intangible assets of RMB671.0 million (US$96.4 million), share-based compensation of RMB426.4 million (US$61.2 million), and impairment of non-current assets of RMB104.8 million (US$15.0 million), and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in accounts payable of RMB294.4 million (US$42.3 million), an increase in guarantee liabilities of RMB134.9 million (US$19.4 million), a decrease of RMB224.3 million (US$32.2 million) in other non-current assets, and a decrease of RMB141.2 million (US$20.3 million) in other current assets, and (ii) offset by certain non-cash income, principally deferred income tax of RMB272.0 million (US$39.1 million) and by changes in certain working capital accounts that negatively affected operating cash flow, primarily being an increase of RMB246.7 million (US$35.4 million) in accounts receivable, and a decrease of RMB156.1 million (US$22.4 million) in deferred revenue. The increase in accounts payable was mainly due to increased marketing expenses in 2019. The increase in guarantee liabilities was mainly attributable to obligations to purchase the relevant loans in connection with loan facilitation services. The decrease in other non-current assets and other current assets was mainly due to decreased purchases for self-operated financing services and automobile sales offsetting by increased receivables from loan facilitation services. The increase in accounts receivable was primarily related to the growth of our loan facilitation services.

Net cash provided by operating activities was RMB678.0 million for the year ended December 31, 2018. This amount reflected net loss of RMB679.3 million, and was (i) adjusted for certain non-cash expenses, principally share-based compensation of RMB896.4 million, allowance for doubtful accounts for accounts receivable, and credit losses for finance receivables of RMB747.3 million, amortization of intangible assets of RMB693.8 million, and depreciation of property, plant and equipment of RMB255.8 million, and for changes in certain working capital accounts that positively affected operating cash flow, primarily an increase in accounts payable of RMB745.2 million, an increase in other payables and accruals of RMB215.7 million, an increase in income tax payable of RMB192.6 million, and an increase in guarantee liabilities of RMB110.1 million and (ii) offset by certain non-cash income, principally deferred income tax of RMB150.5 million and by changes in certain working capital accounts that negatively affected operating cash flow, primarily being an increase of RMB1.26 billion in accounts receivable, an increase of RMB737.2 million in prepayments and other receivables, an increase of RMB104.6 million in other non-current assets, and an increase of RMB176.7 million in other current assets. The increase in accounts receivable was primarily related to our advertising agent services. The increase in prepayments and other receivables was primarily attributable to an increase in other receivables from third parties related to loan facilitation services. The increase in accounts payable was attributable the growth of our business in 2018.

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

Investing Activities

Net cash provided by investing activities was RMB7.65 billion (US$1.10 billion) for the year ended December 31, 2019. This amount was primarily attributable to RMB8.37 billion (US$1.20 billion) provided by automobile financing lease services, and RMB266.5 million (US$38.3 million) by proceeds from disposal of property, plant and equipment. The amount was offset by RMB523.7 million (US$75.2 million) used in purchases of property, plant and equipment and other non-current assets, RMB335.3 million (US$48.2 million) used in purchase of convertible notes, and RMB131.0 million (US$18.8 million) used in purchases of investment in equity investees.

Net cash used in investing activities was RMB7.47 billion for the year ended December 31, 2018. This amount was primarily attributable to RMB7.22 billion used in automobile financing lease services, RMB754.0 million used in purchases of investment in equity investees, RMB139.4 million used in purchase of convertible notes, and RMB230.9 million used in purchases of property, plant and equipment. The amount was offset of RMB816.9 million by proceeds from disposal of property, plant and equipment.

Net cash used in investing activities was RMB17.03 billion for the year ended December 31, 2017. This amount was primarily attributable to RMB15.47 billion used in automobile financing lease services, and RMB1.73 billion used in purchases of property, plant and equipment. The amount was offset of RMB242.3 million by proceeds from disposal of property, plant and equipment.

Financing Activities

Net cash used in financing activities was RMB11.03 billion (US$1.58 billion) for the year ended December 31, 2019, mainly due to RMB6.42 billion (US$921.7 million) used in asset-backed securitization debt, RMB3.67 billion (US$527.7 million) used in borrowings, RMB865.9 million (US$124.4 million) used in redemption of convertible debt, and RMB123.5 million (US$17.7 million) used in acquisition of non-controlling interest in subsidiaries.

Net cash provided by financing activities was RMB5.01 billion for the year ended December 31, 2018, mainly attributable to RMB5.01 billion from net proceeds from asset-backed securitization debt, and RMB334.8 million from net proceeds from borrowings. The amount was offset of RMB326.7 million by repurchase of ordinary shares.

Net cash provided by financing activities was RMB19.84 billion for the year ended December 31, 2017, mainly attributable to RMB8.66 billion from net proceeds from borrowings, RMB5.53 billion from issuance of subsidiary’s ordinary shares, net of issuance costs, RMB4.35 billion from net proceeds from asset-backed securitization debt, and RMB1.32 billion from issuance of subsidiaries’ redeemable convertible preference shares, net of issuance costs.

Capital Expenditures

Our capital expenditures amounted to RMB1.93 billion, RMB1.14 billion and RMB993.7 million (US$142.7 million) in 2017, 2018 and 2019, respectively. In the past, our capital expenditures consisted principally of purchases of property, plant and equipment, purchases of intangible assets, acquisitions of subsidiaries, investment in equity investees and investment in convertible notes. We expect our capital expenditures in 2020 to consist principally of similar types of items.

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

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. As of December 31, 2019, our subsidiaries, variable interest entities and subsidiaries of variable interest entities registered in PRC had registered capital and reserve funds in an amount of approximately RMB24.60 billion (US$3.53 billion).

See Item 18 of Part III, “Financial Statements” for more details

C.            Research and Development, Patents and Licenses , Etc.

Intellectual Property

Our proprietary automotive content and database and our other intellectual property contribute to our competitive advantage among internet automotive content and marketing service providers in China. To protect our brand and other intellectual property, we rely on a combination of trademark, trade secret and copyright laws in China as well as imposing procedural and contractual confidentiality and invention assignment obligations on our employees, contractors and others. In 2009, we registered our “Bitauto” trademark under the Madrid Protocol of the World Intellectual Property Organization, extending the trademark protection afforded to such trademark in China to all member states of the Madrid Protocol system. As of March 31, 2020, we held 1,869 registered trademarks, 189 pending trademark applications, 22 patents and 336 computer software copyrights. We have registered 1,898 domain names for our company and our customers, including our main website domain names www.bitauto.com and www.yiche.com.

We incurred research and development expenses of RMB565.7 million, RMB611.1 million and RMB609.9 million (US$87.6 million) in 2017, 2018 and 2019, respectively.

See “Item 4. Information on the Company—B. Business Overview—Product Development.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since the beginning of our fiscal year 2019 that are reasonably likely to have a material effect on our net revenues, income from operations, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E            Off-balance Sheet Arrangements

In connection with the loan facilitation services we provide, we are obligated to purchase the relevant loans upon certain specified events of default by customers through Yixin or Dalian Rongxin. We have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.            Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Operating lease obligations(1)	102,493	73,129	25,220	4,130	14
Borrowings	13,804,993	11,409,871	2,215,777	61,283	118,062
Asset-backed securitization debt	7,693,779	6,489,542	1,204,237	-	-
Total	21,601,265	17,972,542	3,445,234	65,413	118,076

(1)	Operating lease obligations are primarily related to the lease of office space. These leases have terms mainly ranging from one to five years and are renewable upon negotiation. As of December 31, 2019, our operating lease obligations were RMB102.5 million (US$14.7 million).

G.            Safe Harbor

See “Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Bin Li	45	Chairman of the Board of Directors
Xuan Zhang	44	Director and Chief Executive Officer
Sidney Xuande Huang	54	Director
Rob Huting	52	Director
Erhai Liu	51	Director
Yu Long	47	Director
Jun Hou	55	Director
Xiaoke Liu	39	President
Yongxin Zhao	38	Chief Operating Officer
Ming Xu	37	Chief Financial Officer
Xiangzhi Kong	42	Chief Strategy Officer

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

Mr. Rob Huting has served as our director since January 2018. Mr. Huting also serves on the boards of Mahindra First Choice Wheels Limited, Autostreets, Molicar and Jingzhengu. Mr. Huting is currently the vice president of International Strategy and Corporate Development at Cox Automotive Inc., a parent company responsible for international merger and acquisition transactions. In addition, Mr. Huting is responsible for managing and developing existing and potential new strategic partnerships in emerging markets including Brazil, India and China. Cox Automotive, the parent company of Cox Automotive International, is also the parent company of ATG, which is a major shareholder of us. Prior to Mr. Huting’s current role, he was General Manager for Autotrader Classics from December 2007 to May 2011. Mr. Huting’s previous positions include Managing Director Continental Europe for Manheim Retail Services, Director Sales and Marketing, and Director European Business Development for Manheim Europe. Mr. Huting holds a Masters of International Business Studies from the University of South Carolina.

Mr. Erhai Liu has served as our director since 2005 and independent director since 2011. Mr. Liu was the founding and managing partner of Joy Capital, an investment management firm focusing on early-stage venture capital investments and expansion-stage growth capital investments. Prior to joining Legend Capital, Mr. Liu served as a vice president at Tie Tong Network Company from May 2001 to August 2003. From May 2000 to May 2001, Mr. Liu served as a vice president for the China region at Clarent Corporation, a company listed on the New York Stock Exchange and a provider of software-based communication solutions. From May 1994 to May 2000, Mr. Liu headed the value-added service division of Jitong Network Communications Company Limited. Mr. Liu received a bachelor’s degree in communication and information system from Xidian University in China, a master’s degree in psychology and an M.B.A degree from Peking University in China.

Ms. Annabelle Yu Long has served as our director since 2008 and independent director since 2011. Ms. Long currently serves as a member of Bertelsmann Group Management Committee, Chief Executive Officer of Bertelsmann China Corporate Center and Managing Partner of Bertelsmann Asia Investments. Formerly, Ms. Long was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs Program in 2005. From 1996 to 2003, Ms. Long was a Producer and Lead Anchor for the Sichuan Broadcasting Group. From 1994 to 1996 she was a Producer and host for Chengdu People’s Radio Broadcasting. Ms. Long is an active member of the World Economic Forum’s Young Global Leaders Advisory Council. In addition, she is a member of the Stanford Graduate School of Business Advisory Council. Ms. Long serves on the Board of Directors of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and China Distance Education Holdings Limited (NYSE: DL).

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

Mr. Xiaoke Liu has served as our president since January 2020. Prior to being appointed as our president, Mr. Liu served as our chief operating officer from March 2018. Mr. Liu also served as our senior vice president from February 2017 to February 2018. Before joining us, Mr. Liu served as general manager of the auto business division of Sina.com since 2014, responsible for the division management and operation. From 2012 to 2014, Mr. Liu was the general manager of the auto business division of Phoenix.com. Prior to this, Mr. Liu worked at Sohu.com from 2004 to 2012 and was the associate editor-in-chief of the automobile channel from 2008 to 2012. Mr. Liu holds a bachelor’s degree in Business Administration from the University of Luton in England.

Mr. Yongxin Zhao has served as the chief operating officer since January 2020. Prior to being appointed as our chief operating officer, Mr. Zhao served as our senior vice president from June 2018 to December 2019. Mr. Zhao also served as our vice president from July 2016, responsible for business development and the overall management of our Dealer Subscription Business. Since joining us in 2006, Mr. Zhao has focused on the Dealer Subscription Business, with rich background of experience in online sales, operations and management in the automotive manufacturing and distribution industry. Prior to joining us, Mr. Zhao worked at the automotive section of Chinese media outlet China Times. Mr. Zhao graduated from Wuhan Electric Power College.

Mr. Ming Xu has served as our chief financial officer since June 2018, and has served as a director of Jingzhengu, a leading automobile data service platform in China that we invested in, since December 2018. Mr. Xu joins Bitauto from UBS AG; where he covered U.S.- and Hong Kong-listed Chinese internet companies since 2014 and most recently served as Co-Head of Hong Kong and China Internet Research. Prior to that, Mr. Xu worked in the China Auto Research team of UBS AG from 2011 to 2014, responsible for coverage of Hong Kong-listed automakers, dealers and auto component makers. Before joining UBS AG, Mr. Xu worked in Nomura Holdings from 2008 to 2011 and in Lehman Brothers in 2008, where he also covered the China automobile industry. Mr. Xu holds a master’s degree in economics and a bachelor’s degree in finance, both from Fudan University.

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

B.            Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB20.5 million (US$2.9 million) in cash compensation to our executive officers and directors as a group, which includes bonuses, salaries and social welfare benefits. We paid an aggregate of approximately RMB387.1 thousand (US$55.6 thousand) in premiums for commercial medical insurance in 2019. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, housing fund, unemployment and other statutory benefits.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with his or her employment, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. In addition, each executive officer has agreed to be bound by non-competition restrictions during his or her employment for one or two years after the termination of his or her employment. Specifically, each executive officer has agreed (i) not to provide services to, own or operate any business that provides products, services or technologies substantially similar to the business currently conducted or proposed to be conducted by us; (ii) interfere with our business or solicit any of our suppliers or customers in connection with our business activities; and (iii) solicit any employee or consultant who was employed or was engaged by us at any time in the year preceding such termination.

Share Incentives

2006 Stock Incentive Plan

On December 31, 2006, we adopted the 2006 Plan to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2020, options to purchase 124,951.5 ordinary shares and 12,319 RSUs under the 2006 Plan were outstanding.

The following table summarizes, as of March 31, 2020, the shares related to outstanding options and RSUs granted under the 2006 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Sidney Xuande Huang	*	10.20	December 28, 2010	December 28, 2 020	vested
Other individuals as a group	65,951.5	10.20	December 28, 2010	December 28, 2020	vested
	25,250	0.40	December 31, 2006	December 31, 2026	vested
	12,319	—	March 16, 2016	March 16, 2026	vested

*	Less than one percent of our outstanding shares.

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

2010 Stock Incentive Plan

On February 8, 2010, we adopted a second stock incentive plan, or the 2010 Plan, to attract and retain the best available personnel and provide additional incentives to employees, directors and consultants. As of March 31, 2020, options to purchase 126,075.5 ordinary shares and 75,031 RSUs under the 2010 Plan were outstanding.

The following table summarizes, as of March 31, 2020, the shares related to outstanding options and RSUs granted under the 2010 Plan to certain of our directors and executive officers and to other individuals as a group.

Name	Number of Options or Restricted Share Units Granted	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	10.20	December 28, 2010	December 28, 2020	vested
	*	—	June 20,2018	June 20,2028	4 years
Other individuals as a group	27,788	3.20	February 8, 2010	February 8, 2030	vested
	41,287.5	10.20	December 28, 2010	December 28, 2020	vested
	7,000	4.03	August 7, 2012	August 7, 2022	vested
	37,498	—	March 16, 2016	March 16, 2026	vested

*	Less than one percent of our outstanding shares.

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

2012 Share Incentive Plan

On August 7, 2012, we adopted our 2012 Share Incentive Plan, or the 2012 Plan, to motivate, attract and retain employees, directors and consultants. As of March 31, 2020, 735,237 RSUs under the 2012 Plan were outstanding

The following table summarizes, as of March 31, 2020, the outstanding RSUs granted to certain of our directors and executive officers and to other individuals as a group.

Name	Number of RSUs	Date of Grant	Date of Expiration	Vesting Schedule
Bin Li	*	August 7, 2013	August 7, 2023	vested
	*	November 17, 2016	November 17, 2026	vested
Xiaoke Liu	*	March 16, 2017	March 16, 2027	4 years
Xiangzhi Kong	*	November 20, 2014	November 20, 2024	vested
Sidney Xuande Huang	*	October 1,2013	October 1, 2023	vested
Yu Long	*	February 17,2015	February 17, 2025	vested
	*	May 25,2017	May 25, 2027	4 years
Jun Hou	*	March 5,2015	March 5, 2025	vested
Other individuals as a group	1,968	December 25,2013	December 25, 2023	vested
	4,954	October 21,2014	October 21, 2024	vested
	14,652	March 5,2015	March 5, 2025	vested
	8,652	April 21,2015	April 21, 2025	vested
	712	August 20,2015	August 20, 2025	vested
	43,742	March 16,2016	March 16, 2026	4 years
	12,673	May 20,2016	May 20, 2026	vested
	44,353	November 17,2016	November 17, 2026	vested
	9,586	November 10,2016	November 10, 2026	4 years
	492	March 16,2017	March 16, 2027	4 years
	12,619	September 26,2017	September 26, 2027	4 years
	52,904	June 20,2018	June 20, 2028	4 years
	140,000	June 20, 2019	June 20, 2029	4 years

*	Less than one percent of our outstanding shares.

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

2016 Share Incentive Plan

On November 17, 2016 we adopted our 2016 Share Incentive Plan, or the 2016 Plan, which was amended and restated in March 2018, to motivate, attract and retain employees, directors and consultants. The amended and restated 2016 Share Incentive Plan increased the maximum number of ordinary shares to 6,200,000 shares in order to further attract and retain the best available personnel and provide additional incentive to employees, officers, directors and advisors of the Company. As of March 31, 2020, 3,105,185 RSUs under the 2016 Plan were outstanding.

The following table summarizes, as of March 31, 2020, the outstanding RSUs granted to certain of our directors and executive officers and to other individuals as a group.

Name	Number of RSUs	Date of Grant	Date of Expiration	Vesting Schedule
Xuan Zhang	1,680,000	March 15, 2018	March 15, 2028	5 years
Xiangzhi Kong	*	January 5, 2017	January 5, 2027	4 years
Erhai Liu	*	March 15, 2018	March 15, 2028	4 years
Jun Hou	*	March 26, 2019	March 26, 2029	4 years
Ming Xu	*	June 20, 2018	June 20, 2028	4 years
Yongxin Zhao	*	January 5, 2017	January 5, 2027	4 years
	*	June 20, 2019	June 20, 2029	4 years
Other individuals as a group	311,067	January 5, 2017	January 5, 2027	4 years
	243,000	December 5, 2018	December 5, 2028	4 years
	465,428	March 26, 2019	March 26, 2029	2 years/4 years
	40,000	June 20, 2019	June 20, 2029	4 years

*	Less than one percent of our outstanding shares.

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

C.            Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. The board of directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

Special Committee. In September 2019, our board of directors formed a special committee of independent directors consisting of Mr. Erhai Liu, Ms. Annabelle Yu Long and Mr. Jun Hou in response to a preliminary non-binding proposal letter from the Buyer Group notifying our board of directors of their interest in acquiring all of our outstanding shares not already beneficially owned by them in a proposed going private transaction. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

D.            Employees

We had 8,558, 8,316 and 7,935 employees as of December 31, 2017, 2018 and 2019, respectively. Of all the employees as of December 31, 2019, 2,668 were located in Beijing, and 5,267 in other cities in China.

The following table sets forth the number and percentage of our employees by functional area as of December 31, 2019:

Functional Area	Number of Employees	% of Total
Sales, marketing and customer support	5,005	63%
Editorial and creative	502	6%
Product development	1,238	16%
General and administrative	1,190	15%
Total	7,935	100%

The number of our employees includes 5,425 employees who are from the entities in which we acquired and holds controlling interests.

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

E            Share Ownership

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

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

	Shares Beneficially Owned
	Number	%*
Directors and Executive Officers:
Bin Li(1)	7,713,396.5	10.9%
Xuan Zhang(2)	—	—
Sidney Xuande Huang(3)	**	**
Rob Huting(4)	—	—
Erhai Liu(5)	**	**
Yu Long(6)	**	**
Jun Hou(7)	**	**
Xiaoke Liu(8)	—	—
Yongxin Zhao(9)	—	—
Ming Xu(10)	**	**
Xiangzhi Kong(11)	**	**
All Directors and Executive Officers as a group	7,815,432.5	11.0%
Principal Shareholders:
JD.com Global Investment Limited(12)	17,327,601	24.4%
Cox Automotive Global Investments, Inc.(13)	9,000,000	12.7%
Proudview Limited(14)	6,942,779.5	9.8%
Entities affiliated with Tencent Holdings Limited(15)	5,482,683	7.7%
Invesco Ltd.(16)	5,058,555	7.1%
Entities affiliated with Citic Capital Holdings Limited(17)	4,648,884	6.5%

*	For each person and group included in this column, percentage of ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares issued and outstanding, which is 71,035,249.5 as of March 31, 2020 (excluding 2,725,839.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans), and the number of shares such person or group has the right to acquire upon exercise of options, RSUs or other rights within 60 days after March 31, 2020.

**	Less than 1% of our total outstanding shares.

(1)	Includes (i) 4,442,779.5 ordinary shares and 2,500,000 ADSs owned by Proudview Limited, a British Virgin Islands company owned by Mr. Bin Li and Mr. Weihai Qu, (ii) 500,000 ordinary shares owned by Serene View Investment, a British Virgin Islands company owned by Mr. Bin Li, and (iii) 270,617 vested restrict share units. Mr. Li owns 99.8% of the outstanding capital stock of Proudview Limited and has the sole voting and investment power over Proudview Limited. The remaining 0.2% of Proudview is owned by Mr. Weihai Qu. Mr. Li is a director of Proudview Limited. The business address of Mr. Li is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(2)	The business address of Mr. Zhang is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(3)	The business address of Mr. Huang is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.

(4)	The business address of Mr. Huting is c/o Cox Automotive, Inc., 6205 Peachtree Dunwoody Road Atlanta, Georgia 30328.

(5)	The business address of Mr. Liu is 1501, Tower B, Greenland Center, No. 4 Wangjing Dong Yuan, Chaoyang District, Beijing, China, 100102.

(6)	The business address of Ms. Long is Unit 1609, 16/F, West Tower, Genesis Beijing, 8 Xinyuan South Rd., Chaoyang Dist., Beijing, China, 100027.

(7)	The business address of Mr. Hou is 48-19, Bishuizhuangyuan, Huilongguan Town, Changping District, Beijing, China, 102206.

(8)	The business address of Mr. Liu is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(9)	The business address of Mr. Zhao is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(10)	The business address of Mr. Xu is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(11)	The business address of Mr. Kong is New Century Hotel Office Tower, 10/F, No. 6 South Capital Stadium Road, Beijing, China, 100044.

(12)	Based on information provided by JD.com, the number set forth in the table includes 16,706,220 ordinary shares and 621,381 ADSs held by JD.com Global Investment Limited. JD.com Global Investment Limited is a British Virgin Islands company, which is a wholly owned subsidiary of JD.com Investment Limited, which is in turn a wholly owned subsidiary of JD.com, Inc., a Cayman Islands company with its shares listed on the Nasdaq Global Select Market, as reported on a Schedule 13D/A jointly filed by JD.com, Inc., JD.com Investment Limited and JD.com Global Investment Limited on September 16, 2019. The business address of JD.com Global Investment Limited is 18 Kechuang 11th Street, JD Tower A, 20/F, Beijing, China, 101111.

(13)	Includes (i) 4,620,000 ADSs and (ii) 4,380,000 ordinary shares owned by Cox Automotive Global Investments, Inc., or CAGI, a Delaware corporation, and an indirect wholly-owned subsidiary of Cox Enterprises, Inc., or CEI, as reported on a Schedule 13D/A jointly filed by CAGI and CEI on January 29, 2019. The principal address of CAGI is 3003 Summit Boulevard, Atlanta, Georgia 30319, and the principal address of CEI is 6205 Peachtree Dunwoody Road, Atlanta, Georgia, 30328.

(14)	See (1).

(15)	Includes (i) 2,046,106 ordinary shares held by Dongting Lake Investment Limited, or Dongting, (ii) 2,471,577 ordinary shares held by Morespark Limited, or Morespark, and (iii) 965,000 ordinary shares represented by ADSs owned by THL E Limited, or THL, as reported on a Schedule 13D/A jointly filed by Dongting, Morespark, THL and Tencent Holdings Limited, or Tencent, on September 16, 2019. Each of Dongting, Morespark, THL is a wholly-owned subsidiary of Tencent. According to the Schedule 13D/A filing, Tencent may be deemed to have beneficial ownership and sole power to vote or direct the vote of 5,482,683 ordinary shares. The principal address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The principal address of Dongting is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The principal address of Morespark is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The principal address of THL is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(16)	Includes 5,058,555 ordinary shares represented by ADSs held by Invesco Ltd., as reported on a Schedule 13G/A filed by Invesco Ltd. on February 11, 2020. The principal business address of Invesco Ltd. is 1555 Peachtree Street NE, Suite 1800, Atlanta, Georgia, 30309.

(17)	Includes 4,648,884 ordinary shares represented by ADSs held by Harvest Ocean (Cayman) Limited, or Harvest Ocean, as reported on a Schedule 13D/A filed by Harvest Ocean on June 4, 2018. According to the Schedule 13D/A filing, 4,648,884 shares may be deemed beneficially owned by each of Harvest Ocean (Cayman) Limited, a company organized under the laws of the Cayman Islands, CCP III GP Ltd., a company organized under the laws of the Cayman Islands, CCIP III GP Ltd., a company organized under the laws of the Cayman Islands, Citic Capital Partners Limited, or CCPL, a company organized under the laws of the Cayman Islands, and Citic Capital Holdings Limited, or CCHL, a company organized under the laws of Hong Kong. Each of CCPL and CCHL expressly disclaims such beneficial ownership except to the extent of its pecuniary interest therein. The address of CCHL’s principal executive office is 28/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong. The address of Harvest Ocean’s registered office is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address of CCP III GP Ltd. and CCPL’s registered office is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of CCIP III GP Ltd.’s registered office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

As of March 31, 2020, to our knowledge, we had one record holder with registered address in the United States, which held 42,567,085 ordinary shares, representing approximately 59.9% of our total outstanding shares. This record holder in the United States was a broker that holds securities in street name on behalf of its customers. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. None of our existing shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company other than the proposed going private transaction disclosed in “Item 4. Information on the Company—History and Development of the Company.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Transactions with JD.com, Tencent and Baidu

Yixin Share Subscription Agreement

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

Original Voting Proxy Agreement

We entered into a voting proxy agreement with Tencent and JD.com on October 31, 2017, which we refer to as the Original Voting Proxy Agreement in this annual report. Pursuant to the Original Voting Proxy Agreement, Tencent and JD.com granted us a voting proxy over an aggregate of 10% of Yixin’s shares held by Tencent and JD.com, and we shall have the right to vote these shares on all matters in our sole discretion. However, we agree to vote in favor of (i) the appointment of two nominees of Tencent to the board of directors of Yixin for so long as Tencent continues to directly or indirectly hold an equity interest of at least 20% of Yixin, and one nominee of Tencent for so long as Tencent continues to directly or indirectly hold an equity interest of at least 10% of Yixin; and (ii) the appointment of one nominee from JD.com for so long as JD.com continues to directly or indirectly hold an effective interest of at least 10% of Yixin’s shares. Without our prior written consent, Tencent and JD.com should not transfer the shares subject to the voting proxy agreement during the term of the voting proxy agreement. The Original Voting Proxy Agreement terminated on November 16, 2019.

New Voting Proxy Agreement

On November 15, 2019, we entered into a voting agreement with Tencent, which we refer to as the New Voting Proxy Agreement in this annual report. Pursuant to the New Voting Proxy Agreement, Tencent granted us a voting proxy over 637,334,205 of Yixin’s shares held by Tencent, and we shall have the right to vote these shares on all matters in our sole discretion, except for any matters in respect of which Tencent is required to abstain from voting pursuant to the Listing Rules of the Hong Kong Stock Exchange or any other applicable laws and rules. However, we agree to vote in favor of the appointment of two nominees of Tencent to the board of directors of Yixin for so long as Tencent continues to directly or indirectly hold an equity interest of at least 20% of Yixin, and one nominee of Tencent for so long as Tencent continues to directly or indirectly hold an equity interest of at least 10% of Yixin. Pursuant to the New Voting Proxy Agreement, Tencent shall not transfer these 637,334,205 shares it holds without a prior written consent from us. The New Voting Proxy Agreement will be effective until November 16, 2020, and will be extended for another one year following November 16, 2020, provided that Tencent and us may jointly elect to terminate the current voting proxy agreement in writing at any time prior to November 16, 2020.

Transactions with Related Parties

Transactions with related parties for the years ended December 31, 2018 and 2019 are presented under ASC 606, while prior period amounts are not restated and continue to be reported in accordance with our historic accounting method under respective accounting standards in effect for those periods.

Purchase from JD.com. JD.com is an ordinary shareholder of us that has significant influence over us. We made purchase from subsidiaries of JD.com in a total amount of RMB40.4 million, RMB57.1 million and RMB53.0 million (US$7.6 million) for marketing and promotion services in 2017, 2018 and 2019, respectively.

Purchase of services from Eclicks. Shanghai Eclicks Network Co. Ltd., or Eclicks, is an investee of ours. In 2017, 2018 and 2019, we purchased advertising services from Eclicks in a total amount of RMB98.5 million, RMB36.4 million and RMB30.5million (US$4.4 million), respectively.

Purchase of services from Jingzhengu. Jingzhengu Holdings Ltd. and its subsidiaries, or JZG, was an investee of ours in 2017 and 2018. In January 2019, we acquired additional equity interest in JZG to obtain control of it. In 2017 and 2018, we purchased used car valuation services from JZG in a total amount of RMB14.4 million and RMB20.7 million, respectively.

Purchase of automobiles from NIO. NIO Inc. and its subsidiaries, or NIO, is an affiliate of ours. In 2018 and 2019, we purchased automobiles from NIO in a total amount of RMB5.2 million and RMB1.7 million (US$0.3 million), respectively.

Services provided to Chetuan. Chetuan E-Commerce Ltd. and its subsidiaries, or Chetuan, is an investee of ours. In 2017, we provided automobile transaction services to Chetuan for a total amount of RMB9.8 million.

Services provided to TTP. TTP CAR INC. and its subsidiaries, or TTP, is an investee of ours. We provided advertising services to TTP for a total amount of RMB15.3 million, nil and RMB4.0 million (US$0.6 million) in 2017, 2018 and 2019, respectively.

Services provided to NIO. We provided advertising services to NIO for a total amount of RMB27.4 million, RMB30.6 million and RMB83.1 million (US$11.9 million) in 2017, 2018 and 2019, respectively.

Services provided to Anxinbao. Beijing Anxinbao Insurance Brokerage Co., Ltd., or Anxinbao, is an investee of ours. We provided other transaction services to Anxinbao for a total amount of RMB14.2 million, RMB6.0 million and RMB0.8 million (US$0.1 million) in 2017, 2018 and 2019, respectively.

Going Private Transaction

Our board of directors received a preliminary non-binding proposal letter dated September 12, 2019, from Morespark Limited, a direct wholly owned subsidiary of Tencent Holdings Limited, and Hammer Capital, or together as the Buyer Group, proposing to acquire all of our outstanding ordinary shares that are not already owned by the Buyer Group or their affiliates for US$16.0 in cash per ADS in a going private transaction. On September 19, 2019, our board of directors has formed a special committee consisting of three independent directors, Mr. Erhai Liu, Ms. Annabelle Yu Long and Mr. Jun Hou, to consider the proposal. See “Item 4. Information on the Company—A. History and Development of the Company.”

Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders

The following is a summary of the currently effective contractual arrangements with our significant variable interest entities:

Agreements that Provide Us with Effective Control over Our PRC Variable Interest Entities

Loan Agreements

As part of the contractual arrangements for BBIT, each shareholder of BBIT entered into certain loan agreement(s) with BBII, pursuant to which BBII agreed to provide interest-free loans to each of the shareholders of BBIT. The purpose of the loans is to provide capital and/or registered capital to our PRC variable interest entities in order to develop their businesses.

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

Irrevocable Power of Attorney

Each shareholder of BBIT or Beijing Yixin executed an irrevocable power of attorney, appointing the relevant PRC subsidiary or a person designated by such PRC subsidiary as his or her attorney-in-fact to attend shareholders’ meetings of BBIT or Beijing Yixin, exercise all the shareholder’s voting rights, including but not limited to the sale, transfer, pledge or disposition of the shareholder’s equity interest in the variable interest entity, and designate or appoint legal representatives, directors and officers of the relevant variable interest entity. Each power of attorney remains valid and irrevocable from the date of execution so long as the person remains to be the shareholder of the respective variable interest entity.

Share Pledge Agreement

On August 19, 2019, BBII entered into amended and restated share pledge agreements with BBIT and each of BBIT’s shareholders. Pursuant to the amended and restated share pledge agreements, each shareholder of BBIT agrees to pledge his/her shares in BBIT to secure BBIT and its shareholders’ performance of all of their obligations under the power of attorney executed by such shareholder of BBII, the amended and restated exclusive option agreement between BBII, BBIT and its shareholders and the exclusive business cooperation agreement between BBII and BBIT described below. This agreement amended and replaced the share pledge agreements among BBII, BBIT and BBIT’s shareholders dated March 31, 2009.

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

Each pledge of shares or equity interests is effective on the date when it is registered with the local branch of the SAMR and remains effective until all payments due under the relevant exclusive business cooperation agreement or all the obligations under the relevant contractual agreements, as the case may be, have been fulfilled by the respective variable interest entity. During the term of a pledge, the relevant PRC subsidiaries, the pledgees, may dispose of the pledge if the variable interest entity defaults under the exclusive business cooperation agreement. Each of the relevant PRC subsidiaries also has the right to collect dividends generated by the shares or equity interests pursuant to these pledge agreements. In addition, each shareholder of our PRC variable interest entities agreed not to transfer or create any new encumbrance adverse to the relevant PRC subsidiaries on the shareholder’s equity interest in such variable interest entities without prior written consent of the relevant PRC subsidiaries. We have registered the pledge of the equity interests in Beijing Yixin with the local branch of the SAMR. We are in the process of registering the pledge of the equity interests in BBIT with the local branch of the SAMR.

Agreements that Transfer Economic Benefits from Our PRC Variable Interest Entities to Us

Exclusive Business Cooperation Agreement

On March 9, 2006, BBII entered into an exclusive business cooperation agreement with BBIT, pursuant to which BBII agreed to provide BBIT, on an exclusive basis, with technical, consulting and other services in relation to BBIT’s e-commerce and internet content business. BBII’s services include, among other things, technical services, network support, business consultations, intellectual property licenses, equipment or property leasing, marketing consultancy, product search and development and system maintenance. In return, BBIT agreed to pay BBII service fees. BBII follows the commonly used methodology, which is to charge service fees based on each variable interest entity’s revenues reduced by its cost of revenues, operating expenses and an appropriate amount of retained profit that is determined pursuant to tax planning strategies and relevant tax laws. During the term of this agreement, BBIT agreed not to accept any consultation and/or services provided by any third party without BBII’s prior written consent. The term of this agreement is 10 years and may be extended upon BBII’s prior written consent. BBII determines the extended term and BBIT agrees to unconditionally accept such extended term.

On October 4, 2018, Tianjin Kars entered into an exclusive business cooperation agreement with Beijing Yixin, pursuant to which Tianjin Kars agreed to provide Beijing Yixin on an exclusive basis with technical, consulting and other services in relation to Beijing Yixin’s automobile related financing business. In return, Beijing Yixin agreed to pay Tianjin Kars service fees, which shall consist of an amount to be determined by Tianjin Kars and Beijing Yixin in writing on the basis of considering several metrics including (i) the complexity and difficulty of the services; (ii) the title and the time spent by employees of Tianjin Kars on providing the services; (iii) the contents and value of the services; (iv) the market price of similar type of services; (v) the operation conditions of the Consolidated Affiliated Entity; and (vi) the necessary costs, expenses, taxes and statutory reserves or retaining funds. The agreement remains effective unless Tianjin Kars terminates in writing or either Tianjin Kars or Beijing Yixin fails to obtain the government’s approval on the renewal of the business license. Each of Tianjin Kars and Beijing Yixin must renew its operation term prior to the expiration thereof so as to enable the agreement to remain effective.

Exclusive Option Agreements

On August 19, 2019, BBII entered into amended and restated exclusive option agreements with BBIT and each of BBIT’s shareholders. Pursuant to these agreements, each of BBIT’s shareholders irrevocably granted BBII an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in BBIT then held by such shareholder of BBIT. BBII or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. Unless an appraisal is required by any applicable PRC laws, the purchase price shall equal the actual capital contribution paid in the registered capital of BBIT by BBIT’s shareholders. As agreed in the loan agreements between BBII and BBIT’s shareholders, upon BBII’s exercise of its option to purchase the equity interests in BBIT, BBII may elect to pay for the purchase by canceling the outstanding amount of loans owed by BBIT’s shareholders to BBII. These agreements remain effective until all the equity interests held by the shareholder of BBIT have been transferred or assigned to BBII or any other persons designated by BBII. These agreements amended and replaced the exclusive option agreements among BBII, BBIT and BBIT’s shareholders dated March 31, 2009.

On October 4, 2018, Tianjin Kars entered into exclusive option agreements with Beijing Yixin and each of Beijing Yixin’s shareholders. Pursuant to these agreements, each of Beijing Yixin’s shareholders irrevocably granted Tianjin Kars an exclusive right to purchase, or designate one or more persons to purchase, the equity interests in Beijing Yixin then held by such shareholder of Beijing Yixin. Beijing Yixin or its designee may elect to purchase such equity interests at any time, once or at multiple times, in part or in whole at its own sole and absolute discretion to the extent permitted by the PRC laws. The purchase price for the equity interests of each shareholder equals to the capital contribution paid in the registered capital of Beijing Yixin by Beijing Yixin’s such shareholder. If the appraisal is required by the PRC law, the purchase price may be adjusted based on the appraisal. Each shareholder undertakes to donate the applicable purchase price (exclusive of the relevant taxes) to Tianjin Kars or any person designated by Tianjin Kars. The agreement remains effective until all the equity interests held by the shareholder of Beijing Yixin have been transferred or assigned to Tianjin Kars or any other persons designated by Tianjin Kars.

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

However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulations to restrict or prohibit foreign investment in internet content and advertising businesses through contractual arrangements in the future, or will not determine that our corporate structure and contractual arrangements violate the PRC laws, rules or regulations. See “—Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC governmental restrictions on foreign investment in internet content and marketing services, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could limit the protection available to you and us.”

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

As of December 31, 2019, our operating subsidiaries and variable interest entities with accumulated profits had retained earnings amounting to RMB3.46 billion (US$497.4 million) pursuant to PRC Accounting Standards and appropriated reserves amounting to RMB203.6 million (US$29.2 million). The accounting policies applied by our operating subsidiaries in preparing their financial statements under PRC accounting standards are materially consistent with our accounting policies under U.S. GAAP. There is no material difference between the retained earnings of our operating subsidiaries determined under PRC accounting standards and the retained earnings of our operating subsidiaries consolidated by us under U.S. GAAP. For a description of how earnings are transferred from our PRC subsidiaries, and our variable interest entities to us, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Contractual Arrangements with our PRC Variable Interest Entities and Their Shareholders.”

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

Voting Rights. Holder of each ordinary share is entitled to one vote on all matters upon which the holders of ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is required by the rules of the listing exchange or demanded. A poll may be demanded by the chairman of a shareholders’ meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as amending our amended and restated memorandum and articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares, and cancel any shares.

Transfer of Shares. Subject to the restrictions contained in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share. Our directors may also decline to register any transfer of any ordinary share or recognize any instrument of transfer unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is duly and properly stamped, if required; (d) the ordinary shares transferred are fully paid and free of any lien in favor of us; (e) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (f) any fee related to the transfer has been paid to us.

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or repurchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed pari passu amongst the holders of ordinary shares in proportion to the capital paid up on the shares held. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by the holders of ordinary shares in proportion to the capital paid up or ought to have been paid up on the shares held.

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

In November 2011, the PRC Ministry of Finance and the SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which change business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu province. The VAT Pilot Program has been rolled out to the whole country since August 1, 2013. On April 29, 2014, the PRC Ministry of Finance and the SAT issued the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax. On March 23, 2016, the PRC Ministry of Finance and the SAT issued the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax. Effective from May 1, 2016, the PRC tax authorities will collect value-added tax in lieu of business tax on a trial basis within the territory of China, and in industries such as construction industries, real estate industries, financial industries, and living service industries. On March 20, 2019, the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs jointly issued the Notice of Strengthening Reform of VAT Policies.

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

Certain United States Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (“the Code”). This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (“IRS”) with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual investment circumstances, including holders subject to special tax rules that differ significantly from those summarized below (for example, banks, financial institutions, insurance companies, pension plans, cooperatives, regulated investment companies, real estate investment trusts, broker- dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) and their partners and tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, holders who will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, certain expatriates or former long-term residents of the United States, governments or agencies or instrumentalities thereof, holders required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or holders who have a functional currency other than the United States dollar). In addition, this summary does not discuss any United States federal estate, gift, Medicare, alternative minimum tax or other non-income tax consequences or any non-United States, state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations relating to the ownership and disposition of our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be classified as a “passive foreign investment company” (a “PFIC”), for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and unbooked intangibles associated with active business activities may generally be classified as non-passive assets. Passive income generally includes, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming we are the owner of our PRC variable interest entities for U.S. federal income tax purposes, and based on our income, assets, and the market price of our ADSs, we believe that we were a PFIC for the taxable year ending December 31, 2019. In addition, we will very likely be classified as a PFIC for our current taxable year ending December 31, 2020, and for future taxable years.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. As discussed above, we believe that we were a PFIC for the taxable year ending December 31, 2019, and will very likely be classified as a PFIC for our current taxable year ending December 31, 2020, and for future taxable years. The U.S. federal income tax rules that apply if we are classified as a PFIC for our current or subsequent taxable years are generally discussed below under “Passive Foreign Investment Company Rules”.

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

Passive Foreign Investment Company Rules

As discussed above, we believe that we were a PFIC for the taxable year ending December 31, 2019, and will very likely be classified as a PFIC for our current taxable year ending December 31, 2020, and for future taxable years. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (with respect to our ADSs, as described below), the U.S. Holder will generally be subject to special U.S. federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including under certain circumstances a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for such stock in a PFIC to elect out of the tax treatment discussed in the preceding paragraphs, provided such stock is regularly traded on a national securities exchange that is registered with the SEC. For those purposes, our ADSs, but not our ordinary shares, are listed on the NYSE, which is an established securities exchange in the United States. We anticipate that our ADSs should qualify as being regularly traded on the New York Stock Exchange, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election with respect to our ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis in such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

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

As of December 31, 2019, we had RMB-denominated cash and cash equivalents and restricted cash of RMB5.10 billion, HKD-denominated cash and cash equivalents and restricted cash of HKD993.3 million, U.S. dollar-denominated cash and cash equivalents and restricted cash of US$218.3 million, and Japanese yen (JPY)-denominated cash and cash equivalents of JPY47.9 million. Assuming we had converted RMB5.10 billion into U.S. dollars at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our U.S. dollar cash balance would have been US$950.3 million. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$883.8 million instead. Assuming we had converted US$218.3 million into RMB at the exchange rate of RMB6.9618 for US$1.00 as of December 31, 2019, our RMB cash balance would have been RMB6.62 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB6.77 billion instead.

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

For the years ended December 31, 2017, 2018 and 2019, interest income from cash deposits was approximately RMB93.0 million, RMB125.9 million and RMB114.4 million (US$16.4 million). The weighted average interest rate on our cash deposits is 1.00%, 1.23% and 1.36% for the years ended December 31, 2017, 2018 and 2019. The following demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of interest-bearing financial assets affected. With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest income by RMB37.6 million (US$5.4 million), respectively, based on the cash and cash equivalents and restricted cash balance at December 31, 2019.

Our interest-bearing financial liabilities comprised primarily of borrowings at fixed rates or variable rates. Borrowings at fixed rates do not expose us to interest rate risk. For borrowings at variable rates, interest charge incurred for the years ended December 31, 2017, 2018 and 2019 was RMB219.3 million, RMB432.0 million and RMB305.1 million (US$43.8 million). With all other variables held constant, a 0.5% increase or decrease in annual interest rates would increase or decrease interest charge by RMB20.9 million (US$3.0 million), respectively, based on the balance of borrowings at variable rates as of December 31, 2019.

See Item 18 “Financial Statements—Notes to the financial statements—Note 4.”

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

Service		Fees
•	Issuance of ADSs upon deposit of shares	Up to US$5¢ per ADS (or fraction thereof) issued
•	Delivery of deposited securities against surrender of ADSs.	Up to US$5¢ per ADS (or fraction thereof) surrendered
•	Distribution of cash dividends or other cash distribution (i.e., sale of rights and other entitlements)	Up to US$5¢ per ADS (or fraction thereof) held
•	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$5¢ per ADS (or fraction thereof) held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to US$5¢ per ADS (or fraction thereof) held
•	Depositary services	Up to US$5¢ per ADS (or fraction thereof) held

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities on the share register and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing shares or holders and beneficial owners of ADSs

•	expenses and charges incurred by the depositary in the conversion of foreign currency into U.S. dollars; such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited securities.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time. Since the completion of our initial public offering in November 2010, we have received approximately US$3.7 million, net of applicable withholding taxes in the U.S., from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADR program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We received net proceeds of approximately US$96.4 million from our initial public offering after deducting expenses. We received net proceeds of approximately US$35.9 million from our follow-on offering after deducting expenses. For the period from the completion of our initial public offering to December 31, 2019, we used the net proceeds received from our public offerings as follows:

•	approximately US$60.0 million to repurchase ADSs from the open market; and

•	the remainder for general corporate purposes, including strategic investment, establishment of new entities, acquisitions of assets and capital increase for business development. As of the date of this annual report, we have used up the proceeds from our initial public offering and our follow-on offering.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, under the supervision and with the participation of our chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that, as of December 31, 2019, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, as stated in its report included on page F-2.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, for the years ended December 31, 2018 and 2019. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

(In US$ thousands)	For the Year Ended December 31,
	2018	2019
	(In US$ thousands)
Audit fees(1)	1,309	1,336
Audit-related fees(2)	720	1,049
Tax fees(3)	305	144
Other service fees(4)	15	14

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements (including the attestation and reporting on the effectiveness of our internal control over financial reporting).

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered by our independent registered public accounting firm for assurance and related services, which mainly included the audit and related service fees for our subsidiaries.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

(4)	“Other service fees” represents the aggregated fees billed for ESG reporting service rendered by our independent registered public accounting firm.

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

We have elected to follow home country practice with respect to the above. Other than these practices, there have been no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the requirements of NYSE rules.

A copy of our corporate governance guidelines is available on our website at http://ir.bitauto.com.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Bitauto Holdings Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Second Amended and Restated Memorandum of Association and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the Form 6-K furnished on November 8, 2011 (File No. 001- 34947))
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.3	Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.4	Shareholders Agreement between the Registrant and other parties therein dated July 8, 2009 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.5	Amendment to the Shareholders’ Agreement between the Registrant and other parties therein, dated October 28, 2010 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1, as amended (File No. 333- 170238))
2.6	Shareholders Agreement by and among the Registrant and other parties thereto dated November 1, 2012 (incorporated herein by reference to Exhibit G to Schedule 13D filed by AutoTrader Group, Inc. on November 26, 2012 (File No. 005-85981))
2.7*	Description of Securities
4.1	2006 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))
4.2	2010 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1, as amended (File No. 333- 170238))
4.3	2012 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.4	2016 Share Incentive Plan (incorporated herein by reference to Exhibit 4.4 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))

4.5	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1, as amended (File No. 333- 170238))
4.6	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1, as amended (File No. 333- 170238))
4.7	Exclusive Business Cooperation Agreement between BBII and BBIT (incorporated herein by reference to Exhibit 4.6 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.8*	Amended and Restated Exclusive Option Agreement among BBII, BBIT and a shareholder of BBIT
4.9*	Amended and Restated Share Pledge Agreement among BBII, BBIT and a shareholder of BBIT
4.10*	Loan Agreement between BBII and a shareholder of BBIT
4.11	Exclusive Business Cooperation Agreement between BBII and BEAM (incorporated herein by reference to Exhibit 4.10 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.12	Exclusive Option Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.11 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.13	Equity Interest Pledge Agreement among BBII, BEAM and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.12 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.14	Loan Agreement between BBII and a shareholder of BEAM (incorporated herein by reference to Exhibit 4.13 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.15	Power of Attorney by the shareholders of each PRC variable interest entity (except Beijing Xinbao Information Technology Company Limited and Beijing Yixin Information Technology Company Limited) (incorporated herein by reference to Exhibit 4.14 to the Form 20-F filed on April 26, 2013 (File No. 001- 34947))
4.16	Exclusive Business Cooperation Agreement between BBII and Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.15 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.17	Loan Agreement between BBII and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.18	Exclusive Option Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.17 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.19	Equity Interest Pledge Agreement among BBII, Beijing Xinbao and the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.18 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.20	Power of Attorney by the shareholder of Beijing Xinbao dated September 15, 2015 (incorporated herein by reference to Exhibit 4.19 to the Form 20-F filed on April 28, 2016 (File No. 001- 34947))
4.21	Exclusive Business Cooperation Agreement between Tianjin Kars and Beijing Yixin dated October 4, 2018 (incorporated herein by reference to Exhibit 4.21 to the Form 20-F filed on April 26, 2019) (File No. 001 - 34947)
4.22	Exclusive Option Agreements among Tianjin Kars, Beijing Yixin and each shareholder of Beijing Yixin dated October 4, 2018 (incorporated herein by reference to Exhibit 4.22 to the Form 20-F filed on April 26, 2019) (File No. 001 - 34947)
4.23	Equity Interest Pledge Agreements among Tianjin Kars, Beijing Yixin and each shareholder of Beijing Yixin dated October 4, 2018 (incorporated herein by reference to Exhibit 4.23 to the Form 20-F filed on April 26, 2019) (File No. 001 - 34947)

4.24	Powers of Attorney by each shareholder of Beijing Yixin dated October 4, 2018 (incorporated herein by reference to Exhibit 4.24 to the Form 20-F filed on April 26, 2019) (File No. 001 - 34947)
4.25	English translation of Business Cooperation Agreement between the Registrant and JD.com, Inc., dated January 9, 2015 (incorporated herein by reference to Exhibit 4.16 to the Form 20-F filed on April 20, 2015 (File No. 001- 34947))
4.26	Amended and Restated Investor Rights Agreement by and among the Registrant, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited dated June 17, 2016 (incorporated herein by reference to Exhibit 4.29 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.27	Shareholders’ Agreement by and among Bitauto Hong Kong Limited, Yixin Capital Limited, Dongting Lake Investment Limited, Morespark Limited, JD Financial Investment Limited and other investors and parties listed therein dated August 19, 2016 (incorporated herein by reference to Exhibit 4.33 to the Form 20-F filed on April 28, 2017 (File No. 001- 34947))
4.28	Series C Preference Shares Subscription Agreement by and among the Registrant, Yixin Capital Limited and Tencent Mobility Limited dated May 11, 2017 (incorporated herein by reference to Exhibit 4.39 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.29	Amendment to Series C Preference Shares Subscription Agreement by and among the Registrant, Yixin Capital Limited and Tencent Mobility Limited dated May 25, 2017 (incorporated herein by reference to Exhibit 4.40 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.30	Second Amended and Restated Shareholders Agreement by and among the Registrant, Yixin Capital Limited, Tencent Mobility Limited and other parties listed therein dated May 26, 2017 (incorporated herein by reference to Exhibit 4.41 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.31	Contribution Agreement between the Registrant and Yixin Capital Limited dated May 11, 2017. (incorporated herein by reference to Exhibit 4.42 to the Form 20-F filed on April 27, 2018 (File No. 001- 34947))
4.32*	Voting Agreement between the Registrant and Tencent Holdings Limited dated November 15, 2019
8.1*	List of Significant Subsidiaries and Variable Interest Entities
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1, as amended (File No. 333- 170238))
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Han Kun Law Offices
15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BITAUTO HOLDINGS LIMITED

By:	/s/ Xuan Zhang
	Name:	Xuan Zhang
	Title:	Chief Executive Officer

Date: April 27, 2020

BITAUTO HOLDINGS LIMITED

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2018 and 2019

BITAUTO HOLDINGS LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-1 - F-4

Consolidated Balance Sheets as of December 31, 2018 and 2019	F-5 - F-6

Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2017, 2018 and 2019	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2018 and 2019	F-8 - F-9

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017, 2018 and 2019	F-10 - F-12

Notes to Consolidated Financial Statements	F-13 - F-84

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Bitauto Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Bitauto Holdings Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for credit losses of finance receivables

As described in Note 15 to the consolidated financial statements, the Company’s consolidated finance receivables balance as of December 31, 2019 was RMB26,990 million, after a provision for credit losses of RMB566 million. For the year ended December 31, 2019, the provision for credit losses for finance receivables recorded in the consolidated statement of comprehensive income/(loss) amounted to RMB871 million. The total balance of a finance receivable is considered contractually past due if the minimum required payment is not received by the contractual repayment day. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process. Management estimates the balance of provision for credit losses of finance receivables at each balance sheet date by applying an incurred loss model, mainly based on customer repayment activities, where applicable, the historical loss rate and days past due information.

The principal considerations for our determination that performing procedures relating to the provision for credit losses of finance receivables is a critical audit matter are there were significant judgments made by management in estimating the credit losses of finance receivables. This in turn led to a high degree of auditor judgement, subjectivity and audit effort in performing procedures to evaluate the reasonableness of management’s determination of the provision for credit losses of financial receivables, including the underlying data and significant assumptions used in estimating the expected default rate. In addition, the audit effort involved the significant use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimation of the provision for credit losses of finance receivables, including controls over the estimation model, significant assumptions and data used to estimate the expected default rate. The procedures also included, among other things, testing management’s process for evaluating the appropriateness of management’s model to determine the provision for credit losses of financial receivables, testing completeness, accuracy and relevance of underlying data used in the model, evaluating the significant assumptions used by management, including the expected default rate, and testing the mathematical accuracy of the calculation. Evaluating the reasonableness of the significant assumptions used in estimating the expected default rate involved considering historical default rate and testing the aggregation of historical loss rates of financial assets within each risk level. Professionals with specialized skill and knowledge were used to assist in the evaluation of the estimation model and expected default rate.

Impairment of investment in equity investees

As described in Note 9 to the consolidated financial statements, the Company’s consolidated investment in equity investees balance as of December 31, 2019 was RMB1,913 million. For the year ended December 31, 2019, impairment losses from the investment in equity investees recorded in the consolidated statement of comprehensive income/(loss) amounted to RMB168 million. Management performs impairment assessments of the investments whenever events or changes in circumstances indicate that the carrying value of an investment may not be fully recoverable. The primary factors that management considers in its determination include the length of time the Company holds the investment, financial condition, operating performance, prospects of the equity investees and other company-specific information of the investees. Management writes down the carrying value of the equity investees to fair value if the decline in fair value is deemed to be other than temporary after performing impairment assessments, which is reflected in share of results of equity investees and investment loss in the consolidated statements of comprehensive income/(loss).

The principal considerations for our determination that performing procedures relating to the impairment assessment of investment in equity investees is a critical audit matter is that there were significant judgments made by management in estimating the fair value of the investment in equity investees. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management's estimation of the fair value of the investment in equity investees including management’s assessment of the equity investees’ financial condition, operating performance, prospects and other company-specific information. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of the investment in equity investees, including controls over the identification of impairment indicators as well as controls over the estimates of the fair values of the investments in equity investees. These procedures also included, among others, testing management’s process for identifying the investments with impairment indicators and estimating the fair values of the investments in equity investees if impairment indicators were identified, evaluating the appropriateness of the valuation model, testing the completeness and accuracy of data used in the model, and evaluating the significant assumptions used by management including revenue growth rate, terminal growth rate and discount rate. Evaluating management’s assumptions related to the revenue growth rate involved considering the equity investees’ historical financial condition, historical operating performance and prospects, considering other company-specific information of the investees’ including recent financing activities and benchmarking of peer comparisons. Evaluating management’s assumptions related to the terminal growth rate and discount rated involved considering the rates used for comparable companies and other company-specific information of the investees’ including financing activities. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methodology used in the impairment models and the appropriateness of the assumptions used in the model, including the terminal growth rate and the discount rate.

Measurement of investment in convertible notes

As described in Notes 10 and 28 to the consolidated financial statements, the Company’s consolidated investment in convertible notes balance as of December 31, 2019 was RMB2,154 million. Management has elected the fair value option to account for investment in convertible notes. Investment in convertible notes is classified under Level 3 in the fair value hierarchy (“Level 3 Financial Instruments”), with the fair value estimated based on a third-party appraisal report using the binomial option pricing model, utilizing various unobservable inputs which required management to make significant assumptions and estimates with respect to volatility, risk free rate and discount rate .

The principal considerations for our determination that performing procedures relating to the measurement of investment in convertible notes is a critical audit matter are there were significant judgments by management when developing their assessment of the fair value of the investment in convertible notes. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management's primary assumptions, including the determination of the model, guideline companies used, volatility, risk free rate and discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s fair value assessment of the investment in convertible notes, including controls relating to development of the significant assumptions and estimates related to the fair value measurement, including volatility, risk free rate, discount rate and other assumptions used in these assessments. These procedures also included, among others, reading the investment agreements, testing management’s process for developing the fair value measurement of the Level 3 Financial Instruments, evaluating the appropriateness of the model used in the valuation, testing the completeness, accuracy and relevance of underlying data used in the model, and evaluating key market-related assumptions in the model including guideline companies used, volatility, risk free rate and discount rate. Evaluating the reasonableness of management’s assumptions in guideline companies used, volatility, risk free rate and discount rate involved considering the past performance of the issuers of the convertible notes and benchmarking of peer comparisons. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the model, risk free rates and discount rates used in the evaluation models.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 27, 2020

We have served as the Company’s auditor since 2015.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2018	2019
	Notes	RMB	RMB

Assets

Current assets
Cash and cash equivalents		4,576,820	4,260,533
Restricted cash	6	4,344,291	3,136,926
Accounts receivable, net	7	3,890,712	3,792,641
Bills receivable		365,036	372,539
Prepayments and other receivables	8	2,039,299	2,220,724
Due from related parties	29	181,495	123,902
Uncollateralized finance receivables - current portion, net	15	5,226,642	4,451,575
Collateralized finance receivables - current portion, net	15	13,546,137	12,301,329
Other current assets		4,415	3,393
Total current assets		34,174,847	30,663,562

Non-current assets
Restricted cash	6	446,108	114,318
Investment in equity investees	9	1,907,171	1,912,803
Investment in convertible notes	10	1,789,470	2,153,790
Property, plant and equipment, net	11	449,387	205,394
Intangible assets, net	12	996,941	381,749
Deferred tax assets	25	178,563	443,912
Goodwill	13	532,130	861,583
Right-of-use assets	14	-	80,962
Uncollateralized finance receivables - non-current portion, net	15	6,609,474	2,906,280
Collateralized finance receivables - non-current portion, net	15	11,494,820	7,330,610
Other non-current assets	16	1,165,027	1,322,081
Total non-current assets		25,569,091	17,713,482

Total assets		59,743,938	48,377,044

Liabilities

Current liabilities (including amounts of the consolidated VIEs and subsidiaries of VIEs without recourse to the primary beneficiaries of RMB4,399,899 and RMB4,737,669 as of December 31, 2018 and 2019, respectively)
Short term borrowings	17	12,274,038	10,860,862
Asset-backed securitization debt	18	10,021,333	6,201,021
Accounts payable		2,909,051	3,081,405
Bills payable		32,300	-
Guarantee liabilities	19	107,614	207,716
Income tax payable		361,726	497,664
Due to related parties	29	106,563	104,830
Lease liabilities	14	-	46,033
Deferred revenue	21	164,867	109,564
Other payables and accruals	22	2,660,157	2,533,642
Total current liabilities		28,637,649	23,642,737

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2018	2019
	Notes	RMB	RMB

Non-current liabilities
Long term borrowings	17	4,626,756	2,263,614
Asset-backed securitization debt	18	3,764,348	1,167,910
Convertible debt	20	774,703	-
Deferred tax liabilities	25	27,770	30,638
Lease liabilities	14	-	23,391
Deferred revenue	21	1,444,920	1,344,094
Other non-current liabilities		159,355	148,439
Total non-current liabilities		10,797,852	4,978,086

Total liabilities		39,435,501	28,620,823

Commitments and contingencies	30

Redeemable noncontrolling interests	23	360,010	390,437

Bitauto Holdings Limited shareholders’ equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 72,739,966 shares and 73,761,089 issued and outstanding as of December 31, 2018 and 2019, respectively)		19	20
Additional paid-in capital		12,782,826	12,664,018
Treasury shares		(333,985)	(241,572)
Statutory reserves		204,583	222,547
Accumulated other comprehensive income		601,423	650,773
Accumulated deficit		(2,124,549)	(3,312,204)
Total Bitauto Holdings Limited shareholders’ equity		11,130,317	9,983,582
Noncontrolling interests		8,818,110	9,382,202
Total shareholders’ equity		19,948,427	19,365,784

Total liabilities, redeemable noncontrolling interests and shareholders’ equity		59,743,938	48,377,044

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

		2017	2018	2019
	Notes	RMB	RMB	RMB

Revenue		8,751,259	10,579,609	10,752,917
Cost of revenue		(3,234,680)	(4,244,398)	(4,244,752)
Gross profit		5,516,579	6,335,211	6,508,165

Selling and administrative expenses		(6,059,046)	(6,370,718)	(7,160,276)
Product development expenses		(565,702)	(611,113)	(609,908)
Other gains, net	24	31,576	181,114	305,782
Loss from operations		(1,076,593)	(465,506)	(956,237)

Interest income		93,025	125,875	114,391
Interest expense		(92,633)	(79,090)	(147,387)
Share of results of equity investees		(71,866)	(76,810)	(74,111)
Investment loss		(75,097)	(7,889)	(28,677)
Loss before tax		(1,223,164)	(503,420)	(1,092,021)

Income tax expense	25	(203,824)	(175,896)	(91,019)
Net loss		(1,426,988)	(679,316)	(1,183,040)

Net loss attributable to noncontrolling interests		(147,991)	(99,021)	(13,349)
Accretion to redeemable noncontrolling interests		332,117	28,057	30,427
Net loss attributable to Bitauto Holdings Limited		(1,611,114)	(608,352)	(1,200,118)

Net loss per share/ADS attributable to ordinary shareholders	27
Basic		(23.01)	(8.13)	(16.92)
Diluted		(23.16)	(8.13)	(16.92)

Weighted average number of shares/ADSs	27
Basic		70,154,910	71,305,353	71,108,532
Diluted		70,154,910	71,305,353	71,108,532

Other comprehensive (loss)/income
Foreign currency exchange (losses)/gains, net of tax of nil		(353,747)	153,894	67,803

Total comprehensive loss, net of tax		(1,780,735)	(525,422)	(1,115,237)
Total comprehensive (loss)/income attributable to noncontrolling interests		(227,693)	(78,293)	5,104
Accretion to redeemable noncontrolling interests		332,117	28,057	30,427
Total comprehensive loss attributable to Bitauto Holdings Limited		(1,885,159)	(475,186)	(1,150,768)

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2017	2018	2019
	RMB	RMB	RMB

Cash flows from operating activities
Net loss	(1,426,988)	(679,316)	(1,183,040)

Adjustments to reconcile net loss to net cash provided by operating activities:
Investment loss	75,097	7,889	28,677
Unrealized exchange (gains)/losses	(8,375)	15,993	(2,321)
Interest expense	31,659	-	412
Depreciation of property, plant and equipment	185,344	255,762	88,436
Amortization of intangible assets	688,572	693,761	670,953
Deferred income tax	(46,171)	(150,522)	(272,005)
Share-based compensation	1,185,839	896,416	426,371
(Gains)/Losses on disposal of property, plant and equipment	(14,910)	5,364	(14,911)
Gains on disposal of intangible assets	(1,520)	(52,673)	-
Share of results of equity investees	71,866	76,810	74,111
Gains from guarantee liabilities	-	(2,462)	(34,782)
Impairment of non-current assets	-	-	104,761
Allowance for doubtful accounts for accounts receivable and credit losses for finance receivables	349,185	747,254	1,216,681
Allowance for amounts due from related party and other receivables	15,000	4,000	66,838
Changes in assets and liabilities, net of effects of acquisitions and disposals:
Accounts receivable	(869,699)	(1,259,543)	(246,673)
Bills receivable	(220,308)	(34,492)	(7,503)
Prepayments and other receivables	(343,794)	(737,248)	(96,557)
Due from related parties	29,792	(13,185)	(75,188)
Other current assets	(17)	(176,740)	141,186
Other non-current assets	(375,823)	(104,618)	224,292
Accounts payable	483,312	745,184	294,429
Guarantee liabilities	-	110,076	134,884
Deferred revenue	116,347	(93,596)	(156,129)
Income tax payable	30,561	192,625	78,988
Due to related parties	25,194	8,322	(16,733)
Other payables and accruals	968,509	215,689	37,944
Other non-current liabilities	(20,446)	7,229	12,476

Net cash provided by operating activities	928,226	677,979	1,495,597

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	2017	2018	2019
	RMB	RMB	RMB

Cash flows from investing activities
Placement of time deposits	-	-	(678,205)
Proceeds from maturity of time deposits	2,000	-	678,205
Purchase of investment in equity investees	(120,429)	(754,008)	(131,000)
Disposal of investment in equity investees	127,120	15,328	-
Purchases of property, plant and equipment	(1,728,761)	(230,945)	(523,703)
Purchases of intangible assets	(26,706)	(14,143)	(10,278)
Purchase of convertible notes	-	(139,425)	(335,318)
Proceeds from disposal of property, plant and equipment	242,282	816,860	266,545
Proceeds from disposal of intangible assets	-	57,400	-
Acquisition of finance receivables	(24,608,984)	(24,705,908)	(12,605,684)
Collection of finance receivables	9,135,002	17,483,354	20,979,839
Acquisition of subsidiaries, net of cash acquired	(49,585)	-	6,606

Net cash (used in)/provided by investing activities	(17,028,061)	(7,471,487)	7,647,007

Cash flows from financing activities
Proceeds from issuance of subsidiary’s ordinary shares, net of issuance costs	5,528,755	(3,165)	-
Proceeds from issuance of subsidiaries’ redeemable convertible preference shares, net of issuance costs	1,317,450	-	-
Repurchase of ordinary shares	-	(326,654)	-
Repurchase of subsidiary's ordinary shares	-	(4,367)	(2,581)
Contribution from noncontrolling interests	2,995	-	54,429
Purchase of noncontrolling interests	(36,292)	-	(123,529)
Payment for redemption of convertible debt	-	-	(865,850)
Proceeds from exercise of options	26,673	1,910	2,326
Dividend paid by subsidiary	-	-	(4,018)
Proceeds from borrowings	23,306,791	23,045,346	18,386,906
Repayment of borrowings	(14,650,880)	(22,710,497)	(22,060,739)
Proceeds from asset-backed securitization debt	11,142,486	16,956,147	6,758,846
Repayment of asset-backed securitization debt	(6,795,858)	(11,947,716)	(13,175,596)

Net cash provided by/(used in) financing activities	19,842,120	5,011,004	(11,029,806)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(350,491)	110,364	31,760

Increase/(Decrease) in cash and cash equivalents and restricted cash	3,391,794	(1,672,140)	(1,855,442)
Cash and cash equivalents and restricted cash at beginning of the year	7,647,565	11,039,359	9,367,219

Cash and cash equivalents and restricted cash at end of the year	11,039,359	9,367,219	7,511,777

Supplemental cash flow disclosures:

Cash paid for income taxes	(219,434)	(133,793)	(284,036)
Cash paid for interest	(1,118,736)	(1,962,269)	(2,049,514)

Supplemental disclosures of non-cash activities:

Purchases of property, plant and equipment	9,471	10,499	2,970
Purchases of intangible assets	708	1,291	498
Amounts receivable from exercise of options	(58,415)	(176)	(188)
Investment in convertible notes in connection with business cooperation with Yusheng Holdings Limited	-	1,645,342	-
Conversion of convertible debt	158,450	-	3,408
Conversion of Yixin preferred shares	5,323,103	-	-
Acquisition of subsidiary	-		68,632
Investment in equity investees	-	-	84,762

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

BITAUTO HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total Bitauto Holdings Limited shareholders’	Noncontrolling	Total shareholders’
	Share	Amount	Share	Amount	capital	reserves	income	deficit	equity	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

As of January 1, 2019	72,739,966.0	19	2,531,248.5	(333,985)	12,782,826	204,583	601,423	(2,124,549)	11,130,317	8,818,110	19,948,427

Issuance of ordinary shares	1,000,000.0	1	-	-	-	-	-	-	1	-	1

Exercise of options and RSUs	-	-	(773,311.0)	92,413	(90,109)	-	-	-	2,304	-	2,304

Repurchase of subsidiaries' ordinary shares	-	-	-	-	(1,132)	-	-	-	(1,132)	(1,449)	(2,581)

Exercise/settlement of options and RSUs in subsidiaries	-	-	-	-	(56,975)	-	-	-	(56,975)	57,240	265

Acquisitions of subsidiaries	-	-	-	-	47,942				47,942	140,095	188,037

Transaction with noncontrolling interests	-	-	-	-	(288,905)	-	-	-	(288,905)	238,139	(50,766)

Share-based compensation	-	-	-	-	297,390	-	-	-	297,390	128,981	426,371

Conversion of convertible debt	21,123	-	-	-	3,408	-	-	-	3,408	-	3,408

Dividend paid by subsidiary	-	-	-	-	-	-	-	-	-	(4,018)	(4,018)

Net loss	-	-	-	-	-	-	-	(1,169,691)	(1,169,691)	(13,349)	(1,183,040)

Foreign currency translation gains	-	-	-	-	-	-	49,350	-	49,350	18,453	67,803

Accretion of redeemable noncontrolling interests	-	-	-	-	(30,427)	-	-	-	(30,427)	-	(30,427)

Provision of statutory reserves	-	-	-	-	-	17,964	-	(17,964)	-	-	-

As of December 31, 2019	73,761,089	20	1,757,937.5	(241,572)	12,664,018	222,547	650,773	(3,312,204)	9,983,582	9,382,202	19,365,784

The accompanying notes are an integral part of the consolidated financial statements.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

On November 16, 2017, Yixin Group Limited (“Yixin”), the Group’s subsidiary engaging in automobile transaction services, completed its initial public offering (“IPO”) on the Main Board of The Stock Exchange of Hong Kong Limited. The Group continues to take control of Yixin and consolidate Yixin as its controlling shareholder through the voting proxy agreement that the Group entered into with certain other shareholders and recognizes noncontrolling interests reflecting the shares held by the shareholders other than the Group in the consolidated financial statements. As of December 31, 2019, the Group held 44.5% (2018: 44.8%) equity interest of Yixin.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

As of December 31, 2019, the Company’s principal subsidiaries, VIEs and subsidiaries of VIEs are as follows:

Name	Date of incorporation or acquisition	Place of operations	% of direct or indirect economic interest
Bitauto Hong Kong Limited	April 27, 2010	Hong Kong	100
Beijing Bitauto Internet Information Company Limited	January 20, 2006	PRC	100
Dalian Rongxin Financing Guarantees Company Limited	June 6, 2016	PRC	100
Yixin Group Limited	November 19, 2014	Cayman Islands	44.5
Yixin Holding Hong Kong Limited	November 27, 2014	Hong Kong	44.5
Xinche Investment (Shanghai) Company Limited	January 16, 2015	PRC	44.5
Shanghai Yixin Financing Lease Company Limited	August 12, 2014	PRC	44.5
Tianjin Hengtong Jiahe Financing Lease Company Limited	May 18, 2015	PRC	44.5
Xinjiang Wanxing Information Technology Company Limited	January 24, 2018	PRC	44.5
Beijing Bitauto Information Technology Company Limited	November 30, 2005	PRC	100
Beijing Easy Auto Media Company Limited	March 7, 2008	PRC	100
Beijing Bitauto Interactive Advertising Company Limited	December 12, 2007	PRC	100
Beijing Xinbao Information Technology Company Limited	February 2, 2008	PRC	100
Tianjin Boyou Information Technology Company Limited	May 16, 2014	PRC	100
Beijing Bit EP Information Technology Company Limited (“Bit EP”)	June 3, 2011	PRC	100
Tianjin Bida Information Technology Company Limited	January 17,2017	PRC	100
Eminent Success Holdings Group Limited	June 26, 2018	British Virgin Islands	44.5
Rising Champion International Limited	July 10, 2018	Hong Kong	44.5
Tanjin Kars Information Technology Company Limited	June 19, 2018	PRC	44.5
Beijing Yixin Information Technology Company Limited	January 9, 2015	PRC	44.5
Beijing Creative & Interactive Digital Technology Company Limited (“CIG”, formerly known as Beijing C&I Advertising Company Limited )	December 30, 2002	PRC	57.1
Beijing Xinchuang Interactive Advertising Company Limited	January 19, 2017	PRC	57.1
Beijing Chehui Technology Company Limited	February 10, 2006	PRC	57.1

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

The following financial information of the VIEs and subsidiaries of VIEs in the PRC was included in the Group’s consolidated financial statements with intercompany transactions eliminated:

	As of December 31,
	2018	2019
	RMB	RMB

Total assets	8,125,756	8,023,337
Total liabilities	4,427,121	4,762,927

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB

Revenue	4,419,967	4,111,341	3,835,776
Net (loss)/income	(111,574)	49,738	(517,004)

	For the year ended December 31
	2017	2018	2019
	RMB	RMB	RMB

Net cash provided by/(used in) operating activities	660,690	(334,465)	(93,568)
Net cash provided by/(used in) investing activities	57,568	(172,280)	(35,035)
Net cash (used in)/provided by financing activities	(426,603)	338,000	224,805

As of December 31, 2018 and 2019, total assets of the Group’s VIEs and subsidiaries of VIEs mainly consisted of cash and cash equivalents, accounts receivable, net, prepayments and other receivables, investment in equity investees, property, plant and equipment, net, and intangible assets, net. As of December 31, 2018 and 2019, total liabilities of the VIEs and subsidiaries of VIEs mainly consisted of accounts payable, other payables and accruals and short term borrowings. These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

1.	Principal activities and organization (continued)

In accordance with contractual agreements, the Company has the power to direct activities of the VIEs and subsidiaries of VIEs and can have assets transferred out of the VIEs and subsidiaries of VIEs. Therefore, the Company considers that there is no asset in any of the consolidated VIEs and subsidiaries of VIEs that can be used only to settle obligations of these entities, except for registered capital and PRC statutory reserves amounting to RMB714.5 million as of December 31, 2019 (2018: RMB641.3 million). Creditors of the VIEs and subsidiaries of VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs and subsidiaries of VIEs.

Currently, there are no contractual arrangements that require the Company to provide any additional financial support to the VIEs and subsidiaries of VIEs. As the Company conducts its business primarily based on the licenses and approvals held by its VIEs and subsidiaries of VIEs, the Company may provide additional financial support on a discretionary basis in the future.

In addition to the above variable interest entities the Company consolidated through contractual arrangements, the Company also established a number of asset-backed securitization vehicles to issue debt securities to third party investors. The vehicles are considered variable interest entities in accordance with ASC 810 and the Company are considered primary beneficiary of such variable interest entities. Accordingly, the Company consolidated these asset-backed securitization vehicles.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The preparation of financial statements in conformity with U.S. GAAP requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant accounting estimates are used for, but not limited to assessment for fair value of assets and liabilities acquired in business combinations, estimating useful lives of intangible assets, assessment for impairment of long-lived assets, intangible assets and goodwill, investment in equity investees, assessment for fair value of investment in convertible notes, determining allowance for doubtful accounts for accounts receivable and other receivables, allowance for credit losses for finance receivables, assessment for fair value of guarantee liabilities, valuation and recognition of share-based compensation and realization of deferred tax assets. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(g)	Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand, time deposits and highly liquid investments with an original maturity of three months or less.

(h)	Restricted cash

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets. The Group held restricted cash of RMB4.79 billion and RMB3.25 billion as of December 31, 2018 and 2019, respectively, which were primarily pledged for bank borrowings, guarantees, asset-backed securitization debt and bills payable. Please refer to Note 6 for further details.

The Group provides loan facilitation services to facilitate loans to borrowers offered by loan facilitation financing partners. The loan facilitation financing partners offer financing solutions to borrowers. The Group provides guarantee in the event of default (please refer to Note 2 (v) for further details). As a result, the Group, as the guarantor, is required to maintain separate guarantee funds, held as an escrow account with the loan facilitation financing partners. These guarantee funds are required by different financial institutions to be maintained at a certain percentage of the balance of loans outstanding.

From January 1, 2018, the Group adopted ASU No. 2016-18 “Statement of Cash Flows (Topic 230): Restricted Cash”, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. As a result of the new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the consolidated statements of cash flows.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(k)	Finance receivables, net

The Group provides automobile financing lease services to individual customers and automobile dealers. The net investment of the lease will be recorded as a finance receivable upon the inception of the lease. The net investment in a lease consists of the minimum lease payments, net of executory costs plus the unguaranteed residual value, less the unearned interest income plus the unamortized initial direct costs related to the lease. The accrued interest is also included in the finance receivables balance. Over the period of a lease, each lease payment received is allocated between the repayment of the net investment in the lease and lease income based on the effective interest method so as to produce a constant rate of return on the net investment in the lease. The lease income is recorded as the Group’s revenue in the consolidated statements of comprehensive income/(loss). Initial direct costs of the capital leases are amortized over the lease term by adjusting against the related lease income. The net investment in the leases, net of allowance for credit losses, is presented as finance receivables and classified as current or non-current assets in the balance sheets based on the duration of the remaining lease terms. The Group’s finance receivables are typically secured by automobiles in the lease arrangements. The allowance for credit losses is based on a systematic, ongoing review and valuation performed as part of the credit-risk evaluation process.

The Group estimates the balance of provision for credit losses of its finance receivables at each balance sheet date by applying an incurred loss model, mainly based on customer repayment activities, such as the historical loss rate and days past due information. The total balance of a finance receivable is considered contractually past due if the minimum required payment is not received by the contractual repayment day. If any delinquency arises, the Group will consider initiating collection process, which mainly includes making phone calls and sending collection notice to the customers, and lawsuit. The Group has not established a practice of modifying the contractual payment terms, or entering into any troubled debt restructurings of the finance receivables with its customers. For collateral automobiles collected from customers, the Group assesses fair value of the automobiles at each balance sheet date and impairment would be recorded if any. As of December 31, 2018 and 2019, provision for impairment of such automobiles was nil and RMB104.8 million, respectively.

Accrued lease income on finance receivables is calculated based on the effective interest rate of the net investment. Finance receivables are placed on non-accrual status upon reaching past due status for more than 90 days. When a finance receivable is placed on non-accrual status, the Group stops accruing interest. The finance receivables in non-accrual status were RMB411.6 million and RMB671.2 million as of December 31, 2018 and 2019, respectively. Lease income is subsequently recognized only upon the receipt of cash payments. The Group will write off finance receivables which are uncollectible after above mentioned collection process has been administered.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Group continually reviews its investments in equity investees to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the carrying value; the financial condition, operating performance and the prospects of the equity investees; and other company specific information of the investees such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value, which is reflected in share of results of equity investees and investment loss in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment if any. Depreciation is computed using the straight-line method with no residual value based on the estimated useful lives of the various classes of assets, which range as follows:

Computers and servers	3 – 5 years
Automobiles for Group uses	5 years
Automobiles for operating leases	5 years
Furniture and fixtures	3 – 5 years
Leasehold improvements	Shorter of remaining lease period or estimated useful life
Building	40 years

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Purchased software	5 - 10 years
Digital Sales Assistant system	10 years
Domain names	10 years
Brand name	10 - 15 years
Database	10 years
Customer relationship	2 - 15 years
Business cooperation	5 years
Trademark and lifetime membership	10 years / Indefinite
Others	5 - 10 years / Indefinite

(q)	Impairment of long-lived assets

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(v)	Guarantee liabilities

The Group provides loan facilitation services to facilitate loans to borrowers offered by loan facilitation financing partners. The loan facilitation financing partners offer financing solutions to borrowers and the Group provides a guarantee in the event of default on the full repayment of principal and any accrued interests.

The guarantee is within the scope of ASC Topic 460 “Guarantees”. The portion of the contract consideration that relates to ASC 460 must first be allocated to the guarantee, with the residual portion of the transaction price being recorded under ASC Topic 606, “Revenue from Contracts with Customers”.

The Group’s guarantee obligations are measured in a combination of two components: (i) ASC 460 component and (ii) ASC 450 (ASC Topic 450 “Contingencies”) component. At the inception of the guarantee, the liability is recognized at fair value in accordance with ASC 460. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation.

Subsequent to the initial recognition, the liability recorded based on ASC 460 is reduced as the Group is released from the underlying risk, meaning as the loan is repaid by the borrowers or when the financial institutions are compensated in the event of a default. Generally, the liability is reduced by a systematic and rational amortization method, e.g. over the term of the loan. The contingent liability arising from the obligation to make future payments is measured in accordance with ASC 450, which is determined using historical experience of borrower defaults. Any gains or losses from guarantee liability is recognized in other gains, net in the consolidated statements of comprehensive income/(loss).

As of December 31 2019, the amount of maximum potential future payments that the Group could be required to make under the guarantee was RMB26.79 billion (2018: RMB9.14 billion). Maximum potential future payments are approximately the total outstanding loan balance that the Group facilitated through its loan facilitation services.

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

In May 2019, the Group repurchased the outstanding convertible debt in whole prior to the scheduled maturity date.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The Company’s equity instruments that are repurchased are recognized at cost and deducted from equity as treasury shares. No gain or loss is recognized in the consolidated statements of comprehensive income/(loss) on the purchase, sale, issue or cancellation of the Company’s equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in additional paid-in capital. Voting rights related to treasury shares are nullified for the Company and no dividends are allocated to them. In 2018, the board of directors approved a US$150.0 million share repurchase plan. The share repurchase plan does not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time. The share repurchased during the years ended December 31, 2017, 2018 and 2019 was nil, 2,398,780 and nil, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition

Starting from January 1, 2018, the Group adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method to contracts that were not completed as of the date of adoption. As such, the comparative information for periods prior to January 1, 2018 has not been restated and continues to be reported under ASC Topic 605 Revenue Recognition (“ASC 605”). In accordance with ASC 606, VAT was presented on a net basis instead of on the gross basis adopted under ASC 605, which meant VAT was classified from cost of revenues to net against revenues and VAT refunds were presented as other gains, net. Other than the presentation of VAT, the impact from adopting ASC 606 was not material to the Group’s consolidated financial statements as of and for the year ended December 31, 2018. There was no cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 606.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(aa)	Revenue recognition (continued)

Loan facilitation services

The Group provides loan facilitation services to facilitate loans to borrowers offered by loan facilitation financing partners. The Group recognizes revenue from loan facilitation services when assisting the customers to complete an financing transaction. The Group recognizes revenue when performance obligation has been satisfied at a point in time, being when a transaction is fulfilled and completed.

Other transaction services

The Group recognizes revenue from direct automobile sales to individuals, automobile dealers and institutional customers. The revenue is recorded on a gross basis as the Group acts as the principal, is primarily responsible for the sales arrangements and is subject to inventory risk. Revenue from direct automobile sales is recognized when a sales contract has been executed and the automobiles have been delivered and control is transferred.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Receipts in advance relates to unsatisfied performance obligations at the end of the year. The Group invoices its customers based on the payment terms stipulated in the executed subscription agreements, which generally ranges from several months to one year. The Group records amounts received prior to revenue recognition in advances from customers, which is included in the other payables and accruals line item in the Group’s consolidated balance sheets. The beginning balance of advances from customers of RMB845.0 million in relation to dealer subscriptions and listing services was fully recognized as revenue for the year ended December 31, 2019 (2018: RMB898.7 million).

(bb)	Cost of revenue

Cost of revenue mainly includes fees paid to business partners, direct service cost, funding costs, commissions associated with loan facilitation services, cost of automobiles sold and turnover taxes and related surcharges.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(cc)	Selling and administrative expenses

Selling and administrative expenses consist primarily of salaries and benefits for the sales and marketing personnel and administrative personnel, sales and marketing expenses, share-based compensation expense, depreciation and amortization of assets, allowance for doubtful accounts for accounts receivable and other receivables, allowance for credit losses for finance receivables and other expenses for daily operations.

Advertising expenditures are expensed as incurred and are included in selling and administrative expenses. Total advertising expenditures were RMB631.7 million, RMB631.3 million and RMB956.6 million for the years ended December 31, 2017, 2018 and 2019.

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

The Group’s share-based awards mainly comprise share options and restricted share units (“RSUs”). In accordance with ASC 718 “Compensation – Stock Compensation”, share-based awards granted to employees are measured at fair value on grant date and share-based compensation expense is recognized (i) immediately at the grant date if no vesting conditions are required, or (ii) using the graded vesting method, net of estimated forfeitures, over the requisite service period.

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

The Group determined the fair value of share options granted by its subsidiaries with the assistance of independent third-party valuation firms. The binomial option pricing model or discount cash flow model were applied in determining the fair value of share options. Yixin also granted RSUs subsequent to the initial public offering. The fair value of such RSUs will be the price of publicly traded shares on the date of grant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(ff)	Employee Benefits - PRC contribution scheme

Full-time employees of the Group in the PRC participate in a government mandated contribution scheme pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the Group makes contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal or constructive obligations for further contributions if the fund does not hold sufficient assets to pay all employees the benefit relating to their current and past services. The total expenses for the scheme were RMB364.5 million, RMB424.3 million and RMB422.7 million for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group adopts ASC 740-10-25 ‘‘Income Taxes’’ which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit for the years ended December 31, 2017, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

2.	Summary of significant accounting policies (continued)

(hh)	Leases

The Group adopted ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”) from January 1, 2019 by applying the modified retrospective method to those contracts that are not completed as of January 1, 2019, with the comparative information not being adjusted and continues to be reported under historic accounting standards. There is no impact to retained earnings at adoption.

The Group has elected to utilize the package of practical expedients at the time of adoption, which allows the Group to (1) not reassess whether any expired or existing contracts are or contain leases, (2) not reassess the lease classification of any expired or existing leases, and (3) not reassess initial direct costs for any existing leases. The Company also has elected to utilize the short-term lease recognition exemption for all contracts with lease terms of 12 months or less.

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. Right-of-use(“ROU”) assets and lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date. As the Group’s leases do not provide an implicit rate, the Group estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located.

The ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Upon adoption, the Group recognized ROU assets of RMB196.4 million and total lease liabilities (including current and non-current) of RMB184.6 million for operating leases as of January 1, 2019.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

Additionally, for the purposes of calculating basic and diluted earnings per share, the following adjustments were made:

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

3.	Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (Topic 326) and further issued several subsequent amendments and updates, collectively referred to as “ASC 326”. ASC 326 introduces a new “expected credit loss” model for credit losses measurement on certain financial instruments, which is different from the current “incurred loss” model. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Group will adopt ASC 326 beginning January 1, 2020 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Group noted that the new guidance would mainly have impact on credit losses in connection with finance receivables, accounts receivables, and guarantee liabilities. The cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 326 would be not greater than RMB300.0 million.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”) which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, the Group will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years. Early adoption is permitted. either the entire standard or only the provisions that eliminate or modify the requirements. The Group will adopt the new standard beginning January 1, 2020.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment”. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group will adopt the new standard beginning January 1, 2020.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

4.	Concentration of risks

(a)	Concentration of customers

There were no customers that individually represented greater than 10% of the total revenue for the years ended December 31, 2017, 2018 and 2019, respectively.

(b)	Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and finance receivables.

As of December 31, 2017, 2018 and 2019, substantially all of the Group’s cash and cash equivalents and restricted cash were held by major financial institutions located in Hong Kong and the PRC, which management believes are of high credit quality. Under the new Bankruptcy Law effective in 2007, a Chinese bank may go into bankruptcy. In the event of bankruptcy of one of the banks which holds the Group’s deposits, it is unlikely to claim its deposits bank in full since it is unlikely to be classified as a secured creditor based on PRC laws.

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

In addition, the Group is exposed to credit risk in providing loan facilitation services, to the extent that the Group is obligated to purchase the relevant loans upon certain specified events of default by customers.

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

The remaining contractual maturities (or the earliest date a financial liability may become payable in the absence of a fixed maturity date) at the balance sheet date mainly includes the Group’s financial assets such as cash and cash equivalents, restricted cash, accounts receivable, bills receivable, finance receivables, investment in convertible notes and other financial assets; financial liabilities such as borrowings, asset-backed securitization debt, accounts payable, bills payable, convertible debt, guarantee liabilities and other financial liabilities; and operating lease commitments based on contractual undiscounted cash flows.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

(g)	Other financial risk

Towards the end of 2019, the Group found itself facing a stricter regulatory environment following the release of some regulations which could adversely affected its loan facilitation services if proper actions are not adopted. In response the Group has commenced a number of actions to address this matter. Management has assessed that in all likelihood the financial impact of these actions will not be significant for the Group, and does not believe that it is probable there will be a material outflow of financial resources during the process of complying with the new regulations. Management will continue to assess the financial impact of these regulations on its business.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions

Acquisition of additional interest in Target Net (Beijing) Technology Company Limited (“Target Net”)

As of December 31, 2016, the Group held 51% equity interest in Target Net, an unlisted entity based in the PRC and involved in the provision of internet information distribution services. In October 2017, Target Net repurchased its equity interests held by a noncontrolling shareholder for a total consideration of RMB36.3 million, which increased the Group’s ownership interest in Target Net to 74.8%. It was considered to be an equity transaction and the excess of the noncontrolling interest repurchased over the consideration was recorded in equity.

Acquisition of additional interest in KKC Holdings Limited (“KKC”)

As of December 31, 2016, the Group held 49.7% of ordinary shares and approximately 74.8% on a fully diluted basis in KKC, an unlisted entity based in the PRC, and KKC was consolidated as a subsidiary of the Group. The Group acquired KKC to expand its used car business.

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

In January 2019, in order to better enhance the synergy between the Group and Xinchuang, the Group acquired the remaining equity interest of Xinchuang from the noncontrolling shareholders for a total consideration of RMB124.0 million, which increased the Group’s ownership interest in Xinchuang to 100%. It was considered to be an equity transaction and the difference between the consideration paid and the carrying amount of the non-controlling interest was recorded in equity.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Acquisition of Jingzhengu Holdings Limited (“JZG”)

As of December 31, 2017 and 2018, the Group held a 50% equity interest in JZG, an unlisted entity based in Hong Kong and engaged in auto valuation and inspection services.

In January 2019, the Group acquired an additional equity interest for a total consideration of RMB68.6 million and increased its ownership interest to 59.5%. After the transaction, JZG was consolidated as a subsidiary of the Group. The Group acquired JZG to expand its advertising and subscription business.

This transaction was considered as a step acquisition under ASC 805 “Business Combinations”. A step acquisition gain of RMB122.6 million arising from revaluation of previously held equity interest was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

5.	Significant equity transactions and acquisitions (continued)

Other acquisitions

For the year ended December 31, 2017, 2018 and 2019, the Group acquired equity interests in other acquirees for total purchase consideration of RMB26.5 million, nil and RMB7.5 million.

The fair values of the identifiable assets and liabilities as at the date of the acquisitions are summarized in the following table:

	Fair value recognized on acquisition
	2017	2018	2019
	RMB	RMB	RMB

Cash and cash equivalents	23,072	-	14,106
Property, plant and equipment, net	292	-	2,847
Intangible assets, net	60,684	-	45,098
Other assets	61,142	-	44,596
Current liabilities	(59,867)	-	(111,781)
Deferred tax liabilities	(15,171)	-	(9,525)
Noncontrolling interest before acquisition	-	-	10,076
Net assets	70,152	-	(4,583)
Noncontrolling interests	-	-	(116,683)
Mandatorily redeemable noncontrolling interests	(63,569)	-	-
Goodwill arising on acquisitions	103,136	-	300,332
Total	109,719	-	179,066

Cash consideration	68,480	-	7,500
Non-cash consideration	-		68,632
Fair value of previously held equity interests	41,239	-	102,934
Total consideration	109,719	-	179,066

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

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

6.	Restricted cash

Components of restricted cash as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB

Time deposits pledged for bank borrowings	3,869,699	1,561,907
Cash deposits pledged for asset-backed securitization debt	371,042	142,986
Guarantee funds	537,288	1,370,348
Cash pledged for bank notes	12,370	7,600
Others	-	168,403

	4,790,399	3,251,244

7.	Accounts receivable, net

Accounts receivable, net as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB

Accounts receivable	4,371,898	4,214,787
Less: allowance for doubtful accounts	(481,186)	(422,146)

	3,890,712	3,792,641

As of December 31, 2019, accounts receivable at carrying value of RMB422.1 million (2018: RMB481.2 million) were impaired and fully provided for. The movements in the allowance for doubtful accounts are as follows:

	2017	2018	2019
	RMB	RMB	RMB

Balance as of January 1	100,040	252,905	481,186
Charge for the year	152,865	228,281	354,017
Write off for the year	-	-	(413,057)

Balance as of December 31	252,905	481,186	422,146

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

8.	Prepayments and other receivables

Components of prepayments and other receivables as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB

Prepaid expenses and advances to third parties	98,956	82,415
Deposits	235,662	403,662
VAT and other taxes receivables	596,494	619,484
Interest receivable	64,066	19,068
Loans to third parties	325,057	206,074
Other receivables from third parties	414,209	287,373
Loan recognized as a result of payment under the guarantee	29,060	435,293
Other receivables from disposal of assets	104,357	157,459
Others	176,530	167,246
Less: allowance for impairment of other receivables	(5,092)	(157,350)

	2,039,299	2,220,724

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees

The Group’s investment in equity investees consisted of the following:

	Investments without readily determinable fair value	Equity method	Total
	RMB	RMB	RMB

Balance as of January 1, 2017	1,260,776	186,696	1,447,472
Additions	34,737	103,472	138,209
Share of loss of equity investees	-	(50,643)	(50,643)
Less: disposals and transfers	(14,623)	(126,512)	(141,135)
Less: impairment losses	(143,974)	(21,223)	(165,197)
Foreign currency translation adjustments	(44,836)	326	(44,510)
Balance as of December 31, 2017	1,092,080	92,116	1,184,196
Additions	60,336	713,527	773,863
Share of loss and other comprehensive income of equity investees	-	(57,923)	(57,923)
Less: disposals and transfers	(6,000)	(2,859)	(8,859)
Less: impairment losses	(17,040)	(17,589)	(34,629)
Transfer of the further share of loss of equity investee	-	20,465	20,465
Foreign currency translation adjustments	30,665	(607)	30,058
Balance as of December 31, 2018	1,160,041	747,130	1,907,171
Additions	171,762	48,000	219,762
Share of loss of equity investees	-	(57,725)	(57,725)
Less: impairment losses	(151,257)	(16,386)	(167,643)
Foreign currency translation adjustments	10,029	1,209	11,238
Balance as of December 31, 2019	1,190,575	722,228	1,912,803

Investments without readily determinable fair value

As of December 31, 2018 and 2019, the carrying value of the Group’s investments without readily determinable fair value were RMB1.16 billion and RMB1.19 billion, respectively. Investments that do not have readily determinable fair values are accounted for at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. For the years ended December 31, 2017, 2018 and 2019, the Group invested RMB34.7 million, RMB60.3 million, and RMB171.8 million in multiple private companies accounted for as investments without readily determinable fair value respectively, which management believes will lead to future operating synergies with the Group’s business in future years.

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

9.	Investment in equity investees (continued)

Equity method

As of December 31, 2018 and 2019, the carrying value of the Group’s investments accounted for under the equity method were RMB747.1 million and RMB722.2 million, respectively. The Group applies the equity method to account for its equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. For the year ended December 31, 2017, the Group disposed of certain investments accounted for under the equity method and recorded a disposal gain of RMB43.6 million, which was recognized in the investment income/(loss) in the consolidated statements of comprehensive income/(loss).

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

The condensed financial information of the Group’s equity investments accounted for under the equity method were summarized as a group below in accordance with Rule 4-08 of Regulation S-X:

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Revenue	80,095	733,295	2,446,639
Gross profit	4,981	222,209	184,074
(Loss)/Income from operations	(133,910)	14,779	(222,317)
Net (loss)/income	(133,207)	13,249	(222,401)
Net (loss)/income attributable to the equity-method investees	(129,223)	14,859	(221,890)

	As of December 31,
	2018	2019
	RMB	RMB

Current assets	1,663,913	1,141,747
Non-current assets	1,754,208	2,316,162
Current liabilities	566,156	592,976
Non-current liabilities	9,565	14,416
Noncontrolling interests	(10,076)	4,619

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

10.	Investment in convertible notes

Significant investment held in convertible notes

On June 13, 2018, Yixin and Yusheng Holdings Limited (“Yusheng”) entered into the convertible note purchase agreement, the business cooperation agreement and the framework agreement in relation to Yixin’s investment in Yusheng by way of subscription for the convertible note.

Pursuant to the convertible note purchase agreement, Yusheng agreed to issue to Yixin interest free convertible notes with a term of 20 years in the principal amount of US$260.0 million for a consideration of (i) provision of the cooperation to Yusheng and/or its affiliates pursuant to the terms of the business cooperation agreement, and (ii) a cash consideration of US$21.0 million. The convertible notes are interest free and convertible into Series Pre-A preferred shares at the conversion price of US$20.00. The Group has elected to use the fair value option to account for the investment in convertible notes which amounted to RMB1.79 billion as at December 31, 2018.

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. For the avoidance of doubt, actions in connection with respect to such cooperation include (i) Yixin shall provide certain traffic support in relation to the used automobile transaction business to Yusheng and/or its affiliates; (ii) Yixin shall provide certain automobile database related services to Yusheng and/or its affiliates on a non-exclusive basis; and (iii) Yixin shall not engage in, invest in, own, manage, operate or provide assistance to businesses that may compete with the used automobile transaction business during the term of the business cooperation agreement or until Yixin holds less than 10% equity interest in Yusheng on an as converted and fully diluted basis, whichever comes earlier. Please refer to Note 21 for further details.

Pursuant to the framework agreement, Yusheng agreed to purchase from Yixin, either directly or through its affiliates, certain fixed and intangible assets relating to the used automobile transaction business of Yusheng for an aggregate purchase price of US$21.0 million.

In November 2019, Yixin subscribed to another convertible note issued by Yusheng for cash consideration of US$43.0 million to further strength the cooperation relationship with Yusheng in the used automobile businesses.

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

11.	Property, plant and equipment, net

Property, plant and equipment, net as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB

Computers and servers	175,285	202,737
Automobiles for the Group use	42,101	44,862
Automobiles for operating leases	417,793	56,282
Furniture and fixtures	17,904	20,952
Leasehold improvements	71,490	67,261
Building	-	27,380
Less: accumulated depreciation	(275,186)	(214,080)

Net book value	449,387	205,394

Depreciation expenses recognized for the years ended December 31, 2017, 2018 and 2019 were RMB185.3 million, RMB255.8 million and RMB88.4 million, respectively.

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

12.	Intangible assets, net

Intangible assets, net as of December 31, 2018 and 2019 are as follows:

	As of December 31, 2018
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	58,110	(27,956)	-	30,154
Digital Sales Assistant system	25,430	(18,013)	-	7,417
Trademark and lifetime membership	13,095	(721)	-	12,374
Domain names	25,399	(10,970)	-	14,429
Customer relationships	180,610	(82,244)	-	98,366
Brand name	3,630	(1,012)	-	2,618
Business cooperation	3,447,689	(2,391,469)	(254,873)	801,347
Others	39,113	(8,877)	-	30,236

	3,793,076	(2,541,262)	(254,873)	996,941

	As of December 31, 2019
	Gross carrying amount	Accumulated amortization	Impairment amount	Net carrying amount
	RMB	RMB	RMB	RMB

Purchased software	65,800	(33,821)	-	31,979
Digital Sales Assistant system	25,430	(20,556)	-	4,874
Trademark and lifetime membership	13,260	(1,190)	-	12,070
Domain names	25,399	(13,510)	-	11,889
Customer relationships	180,610	(101,139)	-	79,471
Brand name	15,530	(2,440)	-	13,090
Database	26,200	(2,620)		23,580
Business cooperation	3,447,689	(3,021,349)	(254,873)	171,467
Others	46,118	(12,789)	-	33,329

	3,846,036	(3,209,414)	(254,873)	381,749

Amortization expenses for the years ended December 31, 2017, 2018 and 2019 amounted to RMB688.6 million, RMB693.8 million and RMB671.0 million, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

	For the year ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB

Amortization expenses	206,873	26,426	22,362	20,818	19,988

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

13.	Goodwill

	2017	2018	2019
	RMB	RMB	RMB

Balance as of January 1	444,933	543,655	532,130
Acquisition of subsidiaries	103,136	-	329,424
Disposal	(4,326)	(11,585)	-
Foreign exchange difference	(88)	60	29

Balance as of December 31	543,655	532,130	861,583

The Group’s goodwill impairment is tested at the reporting unit level, i.e. advertising and subscription business, transaction services business and digital marketing solutions business. As of December 31, 2019, the fair value of each reporting unit exceeded its carrying amount and no reporting units were at risk of failing the impairment test. As a result, no impairment charge was recognized.

	As of December 31, 2018
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB

Goodwill	327,754	105,131	99,245	532,130

	As of December 31, 2019
	Advertising and subscription business	Transaction services business	Digital marketing solutions	Total
	RMB	RMB	RMB	RMB

Goodwill	656,678	105,631	99,274	861,583

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

14.	Leases

The Group’s operating leases mainly relate to office buildings and it has no finance lease as a lessee for the year ended December 31, 2019.

As of December 31, 2019, the weighted average remaining lease term was 2.1 years and weighted average discount rate was 5.9% for the Group’s operating leases.

Operating lease cost for the year ended December 31, 2019 was RMB109.9 million, which excluded the cost of short-term contracts. Cost of short-term lease contracts for the year ended December 31, 2019 was RMB53.9 million. Supplemental cash flow information related to operating leases is as follows:

2019
RMB

Cash payments for operating leases	156,323
ROU assets obtained in exchange for operating lease liabilities	46,007

Future lease payments under operating leases as of December 31, 2019 were as follows:

Operating leases
RMB
Year ending December 31,
2020	44,933
2021	16,535
2022	8,685
2023	3,953
2024	177
Thereafter	14
Total future lease payments	74,297
Less: Imputed interest	(4,873)
Total lease liabilities balance	69,424

Future lease payments under operating leases as of December 31, 2018, prior to the adoption of new lease accounting standard as described in Note 2(hh), are as follows:

2018
RMB

Within one year	119,501
After one year but not more than five years	152,273
Later than five years	5,961

277,735

For the years ended December 31, 2017 and 2018, the Group incurred rental expenses under operating leases of RMB136.6 million and RMB149.1 million, respectively.

As of December 31, 2019, additional operating leases that have not yet commenced were immaterial.

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

15.	Finance receivables, net

The Group provides automobile financial leasing services to individual customers and automobile dealers. Detailed information of finance receivables as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB

Finance receivables, gross
-Within one year	22,661,850	19,465,688
-After one year but not more than five years	22,047,127	12,689,412

	44,708,977	32,155,100

Unearned finance income	(7,481,088)	(4,598,908)

	37,227,889	27,556,192

Allowance for credit losses	(350,816)	(566,398)

Finance receivables, net	36,877,073	26,989,794

Aging analysis of finance receivables are as follows:

	2018	2019
	RMB	RMB

Not past due	35,788,625	25,068,164

Past due
-Up to 3 months	1,027,691	1,816,830
-Over 3 months	411,573	671,198
	37,227,889	27,556,192

Allowance for credit losses	(350,816)	(566,398)

Finance receivables, net	36,877,073	26,989,794

Finance receivables due from related parties for the years ended December 31, 2018 and 2019 were RMB105.9 million and RMB27.7 million, which are presented as due from related parties.

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

15.	Finance receivables, net (continued)

Management assesses the allowance for credit losses of finance receivables collectively based on its historical experience and on various other assumptions that are believed to be reasonable, including estimated loss percentages of contracts that are not collectable, the historical migration pattern of past due balances, other information gathered through collection efforts and general economic conditions. Management reassesses the provision at each balance sheet date. As of December 31 2017, 2018 and 2019, the allowance for credit losses was RMB134.2 million, RMB350.8 million and RMB566.4 million, respectively. The movements in the allowance for credit losses are as follows:

	2017	2018	2019
	RMB	RMB	RMB

Balance as of January 1	22,486	134,169	350,816
Charge for the year	196,320	528,824	871,231
Reversal of impairment for the year	-	(9,851)	(8,567)
Write off for the year	(84,637)	(312,177)	(655,649)
Recovery of finance receivables written off	-	9,851	8,567

Balance as of December 31	134,169	350,816	566,398

The Group securitizes finance receivables arising from its consumers through transfer of those assets to asset-backed securitization vehicles. The securitization vehicles usually issue senior tranche debt securities to third party investors, collateralized by the transferred assets, and subordinate tranche debt securities to the Group. As of December 31, 2018 and 2019, the collateralized finance receivables transferred to the securitization vehicles were RMB16.20 billion and RMB10.14 billion, respectively. Please refer to Note 2 (s) for details. The Group also secures certain borrowings from financial institutions with the cash proceeds of certain of the Group’s finance receivables. As of December 31, 2018 and 2019, the finance receivables collateralized for borrowings from financial institutions were RMB8.84 billion and RMB9.50 billion, respectively.

16.	Other non-current assets

	2018	2019
	RMB	RMB

Prepayment for automobiles	149,215	10,957
Automobiles purchased for future leases	359,760	31,532
Property not available for use	-	422,207
Long-term receivables from loan facilitation services	53,973	373,711
Automobiles collected from financing lease customers	-	323,351
Long-term prepaid expenses	74,113	13,059
Deposits and others	527,966	252,025
Less: provision for impairment of automobiles collected from financing lease customers	-	(104,761)

	1,165,027	1,322,081

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

17.	Borrowings

The Group’s short term borrowings represent the borrowings which were payable within one year or on demand.

During 2019, the Group entered into revolving line of credit agreements with some commercial banks located in China. As of December 31, 2019, the total revolving line of credit was RMB1.47 billion (2018: RMB512.3 million) and available within one year from the respective agreement date. There are no commitment fees associated with the unused portion of the line of credit. The major revolving line of credit is guaranteed by the Company or other entities within the Group.

The weighted average interest rate on borrowings outstanding as of December 31, 2018 and 2019 was approximately 6.5% and 7.0%, respectively.

As of December 31, 2019, the borrowings will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	10,888,194	1,918,274	240,538	23,200	23,200

18.	Asset-backed securitization debt

As of December 31, 2018 and 2019, the asset-backed securitization securities were RMB13.79 billion and RMB7.37 billion, respectively. The weighted average interest rate for the outstanding asset-backed securitization debt as of December 31, 2018 and 2019 were approximately 8.1% and 6.9%. The amount of interest charges recognized for the years ended December 31, 2018 and 2019 were RMB967.4 million and RMB806.3 million, respectively.

As of December 31, 2019, the asset-backed securitization debt will be due according to the following schedule:

	Within 1 year	Between 1 to 2 years	Between 2 to 3 years	Between 3 to 4 years	Between 4 to 5 years
	RMB	RMB	RMB	RMB	RMB

Principal amounts	6,278,472	1,173,227	-	-	-

BITAUTO HOLDINGS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

19.	Guarantee liabilities

The movement of guarantee liabilities is as follows:

	2018	2019
	RMB	RMB

Balance as of January 1	-	107,614
Fair value of guarantee liabilities upon the inception of new guarantees	119,672	217,638
Guarantee settled	(9,596)	(82,754)
Gains from guarantee liabilities	(2,462)	(34,782)

Balance as of December 31	107,614	207,716

The terms of the guarantee range from 1 year to 5 years, as of December 31, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

In November 2017 and January 2019, US$24.0 million and US$0.5 million principal amount of the PAG Notes were converted to 1,013,941 and 21,123 ordinary shares of the Company, respectively. Upon conversion, the balance of the PAG Notes converted and related unamortized discounts and issuance costs, which amounted to RMB158.5 million and RMB3.4 million, were recorded as the Company’s shareholders’ equity in 2017 and 2019, respectively. The unamortized BCF associated with the PAG Notes converted, which amounted to RMB23.3 million and RMB0.4 million, was expensed immediately in 2017 and 2019, respectively.

In May 2019, the Company repurchased the outstanding US$125.5 million aggregate principal amount of the PAG Notes prior to the scheduled maturity date of the notes. The total purchase price of US$126.8 million, including the interest of US$1.3 million on the notes, was paid and settled on May 22, 2019. The PAG Notes were then cancelled and no longer outstanding. The unamortized BCF associated with the PAG Notes repurchased, which amounted to RMB77.4 million, was expensed immediately.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

20.	Convertible debt (continued)

Before the PAG Notes repurchase, the effective interest rate for PAG Notes was 6.5% and the amount of interest charges recognized was RMB53.8 million, RMB46.8 million and RMB21.9 million for the year ended December 31, 2017, 2018 and 2019, respectively.

21.	Deferred revenue

	2018	2019
	RMB	RMB

Deferred revenue	1,609,787	1,453,658

Pursuant to the business cooperation agreement, Yixin shall provide the cooperation to Yusheng and/or its affiliates for a term of 20 years from the date of the business cooperation agreement. Deferred revenue related to Yusheng amounting to US$227.8 million was initially recognized at fair value of the services in the business cooperation agreement. As of December 31, 2018 and 2019, the carrying amount of the related deferred revenue amounted to RMB1.51 billion and RMB1.42 billion, respectively.

22.	Other payables and accruals

Components of other payables and accruals as of December 31, 2018 and 2019 are as follows:

	2018	2019
	RMB	RMB

Accrued payroll	262,590	246,714
Accrued expenses	78,610	95,977
Advances from customers	1,035,090	1,052,416
Other payables	657,832	633,442
Other tax payables	389,483	358,579
Interest payable	236,552	146,514

	2,660,157	2,533,642

The above balances are non-interest-bearing and are normally settled under the terms of 120 to 150 days. Included in advances from customers are amounts received from dealer subscriptions and listing customers prior to revenue recognition, amounting to RMB845.0 million and RMB864.1 million, and from leasing customers prior to revenue recognition, amounting to RMB168.6 million and RMB152.9 million as of December 31, 2018 and 2019, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

23.	Redeemable noncontrolling interests

	2018	2019
	RMB	RMB

Balance as of January 1	301,953	360,010
Issuance of shares of the Group’s subsidiary	30,000	-
Accretion to redeemable noncontrolling interests	28,057	30,427

	360,010	390,437

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

24.	Other gains, net

	2017	2018	2019
	RMB	RMB	RMB

Foreign currency exchange (losses)/gains	(1,721)	(22,103)	3,546
Gains on disposal of property, plant and equipment and intangible assets, net	16,430	47,309	14,911
Government grants	28,946	60,449	66,050
Other income from business cooperation arrangements with Yusheng	-	48,102	109,864
Gains from guarantee liabilities	-	2,462	34,782
VAT refund	-	71,505	82,107
Others	(12,079)	(26,610)	(5,478)

	31,576	181,114	305,782

The Group adopted ASC 606, from January 1, 2018, using the modified retrospective method. In accordance with ASC 606, VAT was presented on a net basis instead of on a gross basis under ASC 605, and VAT refund was recorded as other gains, net instead of revenue in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries. Accordingly, the PRC subsidiaries’ tax years of 2015 through 2019 remain open to examination by the respective tax authorities. The Company may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Income tax expense (continued)

Composition of income tax expense:

	2017	2018	2019
	RMB	RMB	RMB

Current income tax	249,995	326,418	363,024
Deferred income tax	(46,171)	(150,522)	(272,005)

	203,824	175,896	91,019

Composition of deferred tax assets and liabilities:

	2018	2019
	RMB	RMB

Deferred tax assets
Amortization of intangible assets	757	-
Tax losses carried forward	19,030	246,834
Allowance for credit losses	170,527	401,646
Others	507	976
Less: valuation allowance	(12,258)	(205,544)
	178,563	443,912

Deferred tax liabilities
Intangible assets arising from business combinations	(27,770)	(30,638)
	(27,770)	(30,638)

Net deferred tax assets	150,793	413,274

Movement of valuation allowance:

	2017	2018	2019
	RMB	RMB	RMB

Balance as of January 1	18,170	18,511	12,258
Additions	2,319	24,523	200,500
Reversals	(1,978)	(30,776)	(7,214)

Balance as of December 31	18,511	12,258	205,544

As of December 31, 2019, the Group had net operating losses carried forward of approximately RMB1.08 billion which arose from the subsidiaries, VIEs and subsidiaries of VIEs established in the PRC. The losses carried forward will expire during the period from 2020 to 2024.

The Group did not provide for deferred taxes on the undistributed earnings of its subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC as of December 31, 2018 and 2019 on the basis of its intent to reinvest the earnings. As of December 31, 2018 and 2019, the total amount of undistributed earnings from the subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC was RMB2.84 billion and RMB3.28 billion, respectively. As of December 31, 2018 and 2019, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

25.	Income tax expense (continued)

Reconciliation of the differences between the statutory EIT rate applicable to profits of the consolidated entities and the income tax expenses of the Group:

	2017	2018	2019
	RMB	RMB	RMB

Loss before tax	(1,223,164)	(503,420)	(1,092,021)

Income tax computed at statutory EIT rate (25%)	(305,791)	(125,855)	(273,005)
Effect of preferential tax rates for certain entities comprising the Group	(112,684)	(137,124)	(116,461)
Effect of differing tax rates in different jurisdictions	422,677	260,441	218,204
Non-deductible expenses and non-taxable income, net	188,069	218,830	199,425
Tax savings from additional deductions on certain research and development expenses available for subsidiaries incorporated in the PRC	(3,822)	(4,623)	(18,885)
Change in valuation allowances	1,933	(23,572)	128,665
Others	13,442	(12,201)	(46,924)

Income tax expense	203,824	175,896	91,019

Effective income tax rate	(16.7%)	(34.9%)	(8.3%)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation

For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized were RMB1.19 billion, RMB896.4 million and RMB426.4 million, respectively.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

The activities of share options for the year ended December 31, 2019 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life
Outstanding as of January 1, 2019	341,830.0	7.05	6,057	2.70 years
Granted during the year	-	-
Exercised during the year	(90,803.0)	3.70
Forfeited during the year	-	-
Outstanding as of December 31, 2019	251,027.0	8.27	1,649	1.54 years
Exercisable as of December 31, 2019	251,027.0	8.27	1,649	1.54 years

The aggregate intrinsic value in the table above represents the difference between the Company’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2017, 2018 and 2019 was RMB93.2 million, RMB8.8 million and RMB5.8 million, respectively. There were no options vested for the years ended December 31, 2017, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

The activities of RSUs for the year ended December 31, 2019 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)

Outstanding as of January 1, 2019	4,537,332.0	25.14
Granted during the year	775,800.0	14.04
Vested and sold during the year	(1,205,919.0)	25.34
Forfeited during the year	(95,100.0)	28.04
Outstanding as of December 31, 2019	4,012,113.0	22.86
Vested as of December 31, 2019	664,255.0	21.72

The weighted-average grant-date fair value during the years ended December 31, 2017, 2018 and 2019 was US$22.44, US$26.20 and US$14.04, respectively. The total fair value of the RSUs vested during the years ended December 31, 2017, 2018 and 2019 was RMB209.5 million, RMB95.2 million, RMB169.2 million, respectively.

For the years ended December 31, 2017, 2018 and 2019, share-based compensation recognized associated with the RSUs was RMB268.5 million, RMB219.4 million and RMB194.3 million, respectively. As of December 31, 2019, there was RMB198.3 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 2.97 years.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

Subsidiaries-Yixin

In November 2017, Yixin implemented a share recapitalization to effect a 7-for-1 share split for all ordinary shares then issued and outstanding. All information related to Yixin’s ordinary shares and stock options have been retroactively adjusted to give effect to the share split.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

The activities of Yixin’s share options for the year ended December 31, 2019 is summarized as below:

	Number of shares	Weighted average exercise prices US$/Share	Aggregate intrinsic value US$ in thousands	Weighted average remaining contractual life

Outstanding as of January 1, 2019	333,228,714	0.0014	73,982	8.56
Granted during the year	-	0.0014
Exercised during the year	(27,732,848)	0.0014
Forfeited during the year	(1,878,126)	0.0014
Outstanding as of December 31, 2019	303,617,740	0.0014	67,021	7.56
Exercisable as of December 31, 2019	226,553,172	0.0014	50,010	7.55

The aggregate intrinsic value in the table above represents the difference between Yixin’s closing stock price on the last trading day of the year and the exercise price.

Total intrinsic value of options exercised for the years ended December 31, 2018 and 2019 was RMB160.5 million and RMB45.2 million, respectively. The total fair value of options vested during the years ended December 31, 2018 and 2019 was RMB254.6 million and RMB179.2 million, respectively.

For the years ended December 31, 2017, 2018 and 2019, share-based compensation expenses recognized were RMB891.7 million, RMB307.8 million and RMB144.2 million, respectively. As of December 31, 2019, there was RMB87.8 million of unrecognized share-based compensation expense related to share options granted by Yixin. The compensation expenses are expected to be recognized over a weighted-average period of 1.58 years.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

26.	Share-based compensation (continued)

- Restricted shares units

Starting from 2018, Yixin granted RSUs to Yixin’s employees under the share award schemes. The RSUs granted would vest on specific dates, or in equal tranches from the grant date over two to four years, on condition that employees remain in service without any performance requirements. Once the vesting conditions underlying the respective RSUs are met, the RSUs are considered duly and validly issued to the holder, and free of restrictions on transfer.

The activities of RSUs for the year ended December 31, 2019 is summarized as below:

	Number of RSUs	Weighted-average fair value per RSU granted (US$)

Outstanding as of January 1, 2019	99,737,126	0.30
Granted during the year	7,773,895	0.23
Vested and sold during the year	(24,325,020)	0.30
Forfeited during the year	(7,575,214)	0.31
Outstanding as of December 31, 2019	75,610,787	0.29
Vested as of December 31, 2019	26,946,272	0.31

The weighted-average grant-date fair value during the year ended December 31, 2018 and 2019 were US$0.31 and US$0.23. The total fair value of the RSUs vested during the year ended December 31, 2018 and 2019 were RMB6.1 million and RMB51.1 million.

For the years ended December 31, 2018 and 2019, share-based compensation recognized associated with the RSUs granted by Yixin was RMB39.6 million and RMB88.9 million, respectively. As of December 31, 2019, there was RMB59.1 million of unrecognized share-based compensation expense related to RSUs. The compensation expenses are expected to be recognized over a weighted-average period of 2.40 years.

Subsidiaries-Others

Other subsidiary of the Company also has equity incentive plans granting options. For the years ended December 31, 2017, 2018 and 2019, total share-based compensation expenses recognized were RMB23.3 million and RMB329.6 million and nil, respectively. As of December 31, 2019, there were no unrecognized compensation expenses related to options granted by other subsidiary.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

27.	Earnings per share

The following table sets forth the computation of basic and diluted net loss per share for the following periods:

	2017	2018	2019
Numerator:
Net loss attributable to Bitauto Holdings Limited	(1,611,114)	(608,352)	(1,200,118)
(Loss)/Income allocation to participating securities of subsidiaries	(2,936)	28,336	(3,030)
Numerator for basic net loss per share	(1,614,050)	(580,016)	(1,203,148)
Dilutive effect of redeemable convertible preference shares and share options of subsidiaries	(11,036)	-	-
Numerator for diluted net loss per share	(1,625,086)	(580,016)	(1,203,148)
Denominator:
Weighted average number of shares - basic	70,154,910	71,305,353	71,108,532
Dilutive effect of potentially issuable ordinary shares	-	-	-
Weighted average number of shares - diluted	70,154,910	71,305,353	71,108,532

Net loss per ordinary share - basic	(23.01)	(8.13)	(16.92)
Net loss per ordinary share - diluted	(23.16)	(8.13)	(16.92)

The weighted average number of shares, that could potentially dilute basic net loss per share in the future including incremental shares of ordinary shares issuable upon the exercise of share options and RSUs, and conversion of convertible debt, but were not included in the computation of diluted net loss per share because they were anti-dilutive for the years presented, are 8,126,552, 6,412,017 and 3,003,599 for the years ended December 31, 2017, 2018 and 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

28.	Fair value measurement

Assets and liabilities measured at fair value on a recurring basis

As of December 31, 2018 and 2019, information about inputs into the fair value measurement of the Group’s assets and liabilities that are measured and recorded at fair value on a recurring basis in periods is as follows:

	As of December 31, 2018
	Level 1	Level 2	Level 3
	RMB	RMB	RMB

Investment in convertible notes	-	-	1,789,470
Guarantee liabilities	-	-	(107,614)

	As of December 31, 2019
	Level 1	Level 2	Level 3
	RMB	RMB	RMB

Investment in convertible notes	-	-	2,153,790
Guarantee liabilities	-	-	(207,716)

These instruments are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Group did not transfer any assets or liabilities in or out of level 3 during the year ended December 31, 2018 and 2019.

The fair value of guarantee liabilities at the inception of the guarantee is estimated based on the third-party appraisal report using discount cash flow method. Key inputs and parameters default probability and loss rate of principal and interest which based on management best estimation by making reference to historical record for similar loan products, margin on expected loss which is determined by making reference to the average gross profit margin of comparable companies, and discount rate which is mainly determined by making reference to the average cost of debt for automobile financing lease services.

Investment in convertible notes is classified under level 3 in the fair value hierarchy, with the fair value estimated based on the third-party appraisal report using the binomial option pricing model. Key inputs and parameters includes volatility which is an expected rate based on the historical stock price of comparable companies, risk free rate which is based on the yield of US strip bond with a maturity life equal to the remaining maturity life of the convertible notes and discount rate which is based on yield of comparable bonds with similar credit ratings applicable for the Group.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

28.	Fair value measurement (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

The Group holds investments in equity investees of privately-held companies that are accounted for the investments under equity method or the investments without readily determinable fair value. The Group performs impairment assessments of these investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The Group determined certain investments in equity investees were impaired after evaluated the business prospects, operational data and financial results of the investees. Impairment charges were recorded in connection with the investment in equity investees of RMB165.2 million, RMB34.6 million and RMB167.6 million for the years ended December 31, 2017, 2018 and 2019, respectively. The fair value of the investments were measured using significant unobservable inputs as Level 3, including revenue growth rate, terminal growth rate and discount rate.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Related party transactions

The table below sets forth the related parties and their relationships with the Group as of December 31, 2019:

Name of related parties	Relationship with the Group

Chetuan E-Commerce Ltd. and its subsidiaries (“Chetuan”)	An investee of the Group
Shanghai Eclicks Network Co. Ltd. (“Eclicks”)	An investee of the Group
TTP CAR INC. and its subsidiaries (“TTP”)	An investee of the Group
Beijing Anxinbao Insurance Brokerage Co., Ltd. (“Anxinbao”)	An investee of the Group
JZG	An investee of the Group
NIO.INC and its subsidiaries (“NIO”)	Affiliate
JD.com, Inc and its subsidiaries (“JD”)	Ordinary shareholder of the Group

As of December 31, 2017 and 2018, JZG was a related party as an investee of the Group. In January 2019, the Group acquired additional equity interests of JZG to obtain control of it. Please refer to Note 5 for more details.

The Group entered into the following transactions for the years ended December 31, 2017, 2018 and 2019 with related parties:

	2017	2018	2019
	RMB	RMB	RMB

Services provided to related parties:
Automobile transaction services provided to Chetuan	9,830	-	-
Advertising services provided to TTP	15,260	-	4,016
Advertising services provided to NIO	27,360	30,629	83,066
Other transaction services provided to Anxinbao	14,183	6,000	768
Others	381	160	781

	67,014	36,789	88,631

Services and automobiles purchased from related parties:
Advertising services purchased from Eclicks	98,530	36,434	30,516
Marketing and promotion services purchased from JD	40,411	57,063	53,033
Used car valuation services purchased from JZG	14,400	20,656	-
Automobiles purchased from NIO	-	5,184	1,742
Others	31,155	17,708	26,675

	184,496	137,045	111,966

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

29.	Related party transactions (continued)

The Group had the following balances as of December 31, 2018 and 2019 with related parties:

	2018	2019
	RMB	RMB

Due from Chetuan	105,919	27,694
Due from Anxinbao	231	21,407
Due from NIO	21,109	74,192
Due from JZG	54,106	-
Others	130	609

	181,495	123,902

Due to Chetuan	57,469	57,469
Due to Eclicks	38,840	20,676
Due to JZG	2,182	-
Others	8,072	26,685

	106,563	104,830

The transactions with other related parties and balance with other related parties are individually and aggregately insignificant.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

30.	Commitments and contingencies

Capital commitments

Capital expenditure contracted for at the end of the year but not yet incurred is as follows:

	2018	2019
	RMB	RMB

Purchase of automobiles for future leases	7,007	-

	7,007	-

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

31.	Operating segment information

As disclosed in Note 2(e), the Group manages its business in three reportable segments, namely advertising and subscription business, transaction services business and digital marketing solutions business.

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

31.	Operating segment information (continued)

	Advertising and subscription business	Transaction services business	Digital marketing solutions business	Total

Year ended December 31, 2017

Revenue	3,922,158	3,872,244	956,857	8,751,259
Gross profit	3,076,332	1,902,614	537,633	5,516,579
Income/(Loss) from operations	444,564	(1,525,073)	3,916	(1,076,593)

Year ended December 31, 2018

Revenue	4,074,218	5,370,871	1,134,520	10,579,609
Gross profit	3,414,173	2,318,790	602,248	6,335,211
Income/(Loss) from operations	666,257	(838,477)	(293,286)	(465,506)

Year ended December 31, 2019

Revenue	3,897,044	5,753,533	1,102,340	10,752,917
Gross profit	3,310,789	2,720,524	476,852	6,508,165
Loss from operations	(329,929)	(582,293)	(44,015)	(956,237)

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

The loss from operations for the year ended December 31, 2019 for advertising and subscription business, transaction services business, and digital marketing solutions included depreciation and amortization expenses of RMB63.0 million, RMB686.9 million and RMB9.5 million, respectively.

For the years ended December 31, 2017 ,2018 and 2019, the leasing revenue, which was interest revenue earned from automobile financing lease services, were RMB3.03 billion, RMB4.09 billion and RMB3.77 billion, and funding costs, which was interest expenses incurred for automobile financing lease and operating lease services, were RMB1.14 billion, RMB2.05 billion and RMB1.90 billion, respectively.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

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

As of December 31, 2019, the Company’s subsidiaries, VIEs and subsidiaries of VIEs registered in the PRC had registered capital and reserve funds appropriated of RMB24.60 billion.

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

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

33.	Parent company only condensed financial information

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

33.	Parent company only condensed financial information (continued)

Condensed balance sheets

	As of December 31,
	2018	2019
	RMB	RMB

Assets

Current assets
Cash and cash equivalents	44,056	4,206
Prepayments and other receivables	44,969	35,645
Total current assets	89,025	39,851

Non-current assets
Investments in subsidiaries, VIEs and subsidiaries of VIEs	6,860,452	6,261,629
Investment in equity investees	25,914	-
Intangible assets, net	801,347	171,467
Due from subsidiaries, VIEs and subsidiaries of VIEs	6,165,296	5,437,103
Total non-current assets	13,853,009	11,870,199

Total assets	13,942,034	11,910,050

Liabilities

Current liabilities
Accruals and other payables	57,874	50,640
Total current liabilities	57,874	50,640

Non-current liabilities
Due to subsidiaries, VIEs and subsidiaries of VIEs	1,979,140	1,875,828
Convertible debt	774,703	-
Total non-current liabilities	2,753,843	1,875,828

Total liabilities	2,811,717	1,926,468

Shareholders’ Equity
Ordinary shares (US$0.00004 par value; 1,250,000,000 shares authorized as of December 31, 2018 and 2019, respectively; 72,739,966 shares and 73,761,089 issued and outstanding as of December 31, 2018 and 2019, respectively )	19	20
Additional paid-in capital	12,782,826	12,664,018
Treasury shares	(333,985)	(241,572)
Statutory reserve	204,583	222,547
Accumulated other comprehensive income	601,423	650,773
Accumulated deficit	(2,124,549)	(3,312,204)
Total shareholders’ equity	11,130,317	9,983,582

Total liabilities and shareholders’ equity	13,942,034	11,910,050

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

33.	Parent company only condensed financial information (continued)

Condensed statements of comprehensive loss

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Selling and administrative expenses	(910,515)	(854,104)	(834,660)
Other gains	38,948	400	881
Loss from operations	(871,567)	(853,704)	(833,779)

Interest income	1,592	10	5
Interest expense	(77,158)	(46,767)	(99,622)
Share of results of equity investees	(52,055)	(40,502)	-
Equity in (loss)/profit of subsidiaries, VIEs and subsidiaries of VIEs	(611,926)	332,611	(363,255)
Investment income	-	-	96,533
Loss before tax	(1,611,114)	(608,352)	(1,200,118)

Net loss	(1,611,114)	(608,352)	(1,200,118)

Other comprehensive income/(loss)

Foreign currency exchange (losses)/gains, net of tax of nil	(274,045)	133,166	49,350

Total comprehensive loss, net of tax	(1,885,159)	(475,186)	(1,150,768)

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

33.	Parent company only condensed financial information (continued)

Condensed statements of cash flows

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB

Net cash provided by operating activities	104,295	110,517	155,083
Net cash (used in)/provided by investing activities	(238,475)	92,800	545,399
Net cash provided by/(used in) financing activities	354,821	(296,719)	(833,128)

Effect of exchange rate changes on cash and cash equivalents	(307,999)	70,796	92,796

Decrease in cash and cash equivalents	(87,358)	(22,606)	(39,850)
Cash and cash equivalents at beginning of the year	154,020	66,662	44,056

Cash and cash equivalents at end of the year	66,662	44,056	4,206

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

BITAUTO HOLDINGS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

(Amounts in thousands of Renminbi (“RMB”), except for share and per share data)

34.	Subsequent events

Since the beginning of 2020, outbreak of COVID-19 has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. As substantially all of the Group’s revenue and workforce are concentrated in China, the Group’s business operations and financial condition, results of operations and cash flows for 2020 have been and will likely continue to be adversely affected by the COVID-19 outbreak, including but not limited to negative impact to revenues, slower collection of receivables and potential additional credit loss for receivables or impairment for investment. Given the uncertainty surrounding the outbreak of COVID-19, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.